Form 20-F
period 2007-12-31
012 SMILE.COMMUNICATIONS LTD
filed 2008-06-30
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________

Commission file number: 001-33773

012 SMILE.COMMUNICATIONS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

25 Hasivim Street, Petach-Tikva, 49170 Israel
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share              25,360,000 shares
(as of December 31, 2007)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No☒

INTRODUCTION

          We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

          We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2007, we provided services to approximately 1,041,000 registered household customers and approximately 78,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

          On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. We believe that we will be able to enjoy significant future savings as a result of efficiencies of scale and our increased buying power.

          In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base that, as of December 31, 2007, was over 1.1 million households and businesses and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer. We also believe that the expected implementation of the number portability program mandated by the Ministry of Communications to occur at the end of 2007 provides us an opportunity to increase our penetration of the local telephony market. We are also considering the expansion of our service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, at such time as commercial licenses for such services become available.

          We have made significant investments in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using Internet protocol, or IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers. Under the “open access” policy that the Ministry of Communications has mandated, Bezeq The Israel Telecommunications Corp. Ltd., or Bezeq, the incumbent local telephony operator, and HOT-Telecommunications Systems Ltd., or HOT, the incumbent local cable provider, are required to provide access to their infrastructure, including last-mile access to homes and offices. Our multipurpose network and the “open access” policy allow us to provide a full suite of services to almost all of the homes and businesses in Israel.

          Since our public offering in October 2007, our ordinary shares have been listed on the NASDAQ Global Market (symbol: SMLC) and on the Tel Aviv Stock Exchange. As used in this annual report, the terms “we,” “us” and “our” mean 012 Smile.Communications Ltd. and its subsidiaries, unless otherwise indicated.

i

          Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

          Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

          Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

          We have obtained a license from Internet Gold for the use of our “Smile” logo and intend to apply for trademark registration of “012 Smile.Communications” in Israel. 012 and 012Mobile logos are registered trademarks in Israel. All other registered trademarks appearing in this annual report are owned by their holders.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Combined and Consolidated Financial Data

          The following selected historical combined and consolidated financial data for and as of the four years ended December 31, 2007 are derived from our audited combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited combined and consolidated financial statements with respect to the three years ended December 31, 2007 and as of December 31, 2006 and 2007 appear elsewhere in this Annual Report. Our selected combined financial data as of December 31, 2005 and 2004 and for the year ended December 31, 2004 have been derived from audited combined financial statements not included in this Annual Report. The selected combined and consolidated financial data set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” and our combined and consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,

	2004	2005	2006	2007

	(in thousands, except share and per share data)

Revenues	182,215	244,376	343,086	1,102,888
Cost of revenues	77,295	136,856	224,565	762,205
Selling and marketing	66,235	60,595	59,864	157,034
General and administrative	17,389	22,859	22,921	57,984
Impairment and other charges	–	–	10,187	10,433

Operating income	21,296	24,066	25,549	114,962
Financial income (expenses), net	1,464	(5,342)	(17,266)	(52,043)

Income before income taxes	22,760	18,724	8,283	62,919
Income tax expense	8,371	6,972	10,315	23,027

Net income (loss)	14,389	11,752	(2,032)	39,892

Basic and diluted earnings (loss) per share	0.78	0.64	(0.11)	2.05

Weighted average number of ordinary shares used in calculation of basic and diluted earnings (loss) per share	18,370,000	18,370,000	18,370,000	19,493,329

Balance Sheet Data:

	As of December 31,

	2005	2006	2007

	(in thousands)

Cash and cash equivalents	–	37,987	229,895
Total assets	223,420	1,371,562	1,554,036
Total short-term debt	35,587	343,136	111,698
Total long-term loans (net of current maturities)	10,171	2,871	440,296

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

          Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain our revenues and profitability.

          As part of our growth strategy, we acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. Our total assets increased to NIS 1,554 million ($404 million) as at December 31, 2007 from NIS 223.4 million as at December 31, 2005, and our revenues increased to 1,102.9 million ($286.7 million) for the year ended December 31, 2007 from NIS 343.1 million for the year ended December 31, 2006, primarily due to our acquisition of 012 Golden Lines as of December 31, 2006. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues increased to NIS 343.1 million for the year ended December 31, 2006 from NIS 244.4 million for the year ended December 31, 2005. Our organic growth and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. We cannot guarantee that our infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of our business.

          Another part of our growth strategy is managing and reducing the costs associated with delivering our services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

Changes in the regulatory and legal compliance environment could adversely affect our operations and business activities and could result in increased competition and reduced revenues and profitability.

          We operate in a highly regulated industry in Israel, which limits our flexibility in managing our business. We are subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications, as well as changes in laws, regulations or government policy affecting our business activities, such as the following:

•	Deregulating the monopoly-based restrictions imposed on Bezeq, Israel’s incumbent telephony operator, and its affiliates;

•

Deregulating the restriction imposed on the Bezeq and its affiliates, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that prevents it from providing VoB services;

•	Deregulating the restrictions imposed on cellular operators that currently prevent them from providing international telephony services;

•

Changing the regulation that requires the incumbent infrastructure providers Bezeq and HOT to allow us “open access” enabling us to provide broadband and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

•	Changing the regulations affecting our interconnection arrangements with other operators;

•	Changing call termination tariffs;

•	Establishing regulations relating to initiation of WiMAX services and installation of WiMAX antennae, including environmental and land use regulation;

•	Limiting the prices that we may charge our customers;

•	Broadening or increasing the range of revenues on which royalties are paid; and

•	Changing the regulations affecting our international and local telephony business.

          Such actions could result in increased competition and expenses, and reduced revenues and profitability.

          The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to our business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of our licenses are subject to the administrative discretion of the Ministry of Communications.

          Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to our business.

The regulatory limitations on Bezeq could change in the future and result in increased competition, and a reduction in our revenues from interconnect fees.

          Bezeq, The International Communications Corp. Ltd, the incumbent local telephony provider in Israel, or Bezeq, is currently subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings, restrictions to entry into the VoB market, and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in providing its various communication services. Once Bezeq’s market share falls below certain thresholds, which is likely to occur in 2008, Bezeq may apply to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV. Bezeq’s affiliate, Bezeq International has submitted a license request to the Ministry of Communication to provide VoB services. Bezeq may also apply to the Ministry of Communications to offer discounts on its supervised tariffs in the domestic fixed telephony market.

          Bezeq pays us interconnect fees with respect to calls being made from Bezeq fixed-lines to our VoB lines. Bezeq has raised the claim that it should not be paying us interconnect fees because we use its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay us interconnect fees for calls originated from Bezeq fixed-lines to our lines at the same tariff as we pay Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay us interconnect fees at then current rates or at all.

          Further deregulation of various segments of the communication services market may allow Bezeq to be released from regulatory limitations, allowing it to bundle services and compete directly with us. Bezeq and its subsidiaries are not allowed to enter the VoB market until Bezeq’s market share falls under 85% of the fixed-line telephony market. According to publications issued by the Ministry of Communications, Bezeq’s market share in the residential segment in March 2008 was approximately 86%. If the Ministry of Communications releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments and can easily provide its customers with access to a great variety of services. The Ministry of Communications will also examine the competitive position of YES and it may allow YES to enter the VoB market if its competitive position deteriorates.

We depend on maintaining and renewing our existing regulatory licenses in order to fully conduct our business. Our inability to maintain and renew our existing licenses would negatively impact our operations, revenues and profitability.

          Our ability to offer our broadband and traditional voice services depends on our ability to maintain and renew the licenses we have received from the Ministry of Communications. Although we are entitled to renew our licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry of Communications and may be renewed or extended, if at all, on terms materially different to the terms under which we now operate. Any such change in the terms and conditions of our licenses may materially and adversely affect our results of operations. Our licenses may be suspended or revoked by the Ministry of Communications if we default under or violate their terms. Each license requires us to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry of Communications, technical standards employed by us in providing the services, maintenance and support procedures and protocols, our communications with customers and information to be provided to the Ministry of Communications on a regular basis.

          The regulations promulgated under the Israeli Communications Law, 1982, or the Communications Law, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of our outstanding share capital and must have the right to appoint at least 20% of our directors. In addition, our licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of our outstanding share capital. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See “Government Regulation–Licenses and Applications.”

          The domestic fixed-line, or DFL, license granted to our wholly-owned subsidiary, 012 Telecom, in February 2007 requires us to provide subscribers to our local telephony services the ability to place international calls through the international operators in Israel. Currently, due to technical limitations, our subscribers cannot dial abroad through the international operators of their choice, but we expect that this issue will be resolved by July 2008. We received a letter from the Ministry stating that we are allegedly in breach of the license and requesting our response.

          While we believe that we are currently in compliance with all other material requirements of our licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of our compliance. Accordingly, we cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The industry in which we operate is dynamic, and we will need to seek additional licenses, including the license to provide WiMAX services on a commercial basis, in the future. Our inability to obtain any such new license may negatively impact our growth opportunities and revenues.

          The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. We cannot be certain that any such future licenses, including the license to provide WiMAX services on a commercial basis, will be granted to us or to our competitors and not to us, or on what terms they may be granted to us or to our competitors. Our ability to introduce new services, such as those based on WiMAX technologies, depends upon our ability to receive the appropriate licenses. To date, no licenses to provide WiMAX services on a commercial basis have been granted. In September 2007, the Ministry of Communication announced its intention to publish, following a public hearing, its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies, and it does not specify the weight that will be given to each consideration.

          Our introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which may be extended by the Ministry of Communications. Such review may cause us to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow us to introduce such new services or make the introduction of the services subject to various conditions. We are also considering the expansion of our service offerings to include IPTV, as well as MVNO. We have applied to the Ministry of Communications for a full MVNO license although the regulatory framework for the grant of such a license has not yet been established. Our inability to obtain any new license, including the license to provide WiMAX services, IPTV or MVNO on a commercial basis or to introduce new services under an existing license, may negatively impact our growth opportunities and revenues.

          Recently, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communication market, issued its recommendation to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including Local Loop Unbundling of Bezeq’s infrastructure, which, if accepted and implemented, would allow us to compete in the MVNO and IPTV sector and improve our competitive position in the VOB business market, while worsening our position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance voice market. To date, the Minister of Communications has not yet commented on this report and there can be no assurance that the report will be implemented as recommended, or at all.

We operate in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition, increase our expenses and limit our ability to maintain or increase our market share.

          We are subject to intense competition, which we expect will continue in the future. Moreover, our services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

          The Ministry of Communications has encouraged new entrants into the broadband access market. HOT, the incumbent local cable provider that offers cable-modem access, has been legally permitted since March 2002 to provide Internet services through its affiliates, but has chosen not to do so. While we cannot predict if or when HOT will become an ISP, its entry into the market could significantly harm our competitive position in the broadband access market.

          The Ministry of Communications has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require us to lower our prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. Furthermore, the operations of several of our competitors, Netvision, Barak and Globecall, were combined into a single entity by The IDB Group, a large Israeli investment and industrial group. In addition, in May 2008, NetVision announced that it signed an agreement to purchase 15% of the share capital of HOT by no later than August 2008. Such acquisition is subject to governmental approvals. These developments, subject to the Gronau Committee’s recommendations to enforce a structural separation in the HOT group, could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm our competitive position.

          We expect other competitors, including companies that are not presently engaged in local and international telephony, to provide VoB services, as well as WiMAX services, when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact our ability to increase our market share.

          We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which are not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers which may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

Our hubbing services are subject to a high degree of volatility and any reduction in hubbing services customers could significantly reduce our revenues.

          The profitability of our hubbing services business is driven by the needs of our customers whose demand for hubbing services is constantly fluctuating. In late 2007, we determined to reduce our hubbing services business because of its lower operating margin. As a result, our hubbing services business declined significantly in the last fiscal quarter of 2007 and the first fiscal quarter of 2008. Our hubbing services business is likely to continue to be subject to a high degree of volatility and could result in fluctuations in our reported revenues and net income on a quarterly basis. A significant reduction in hubbing services activity could have an adverse affect on our operating revenues.

We operate in a market which already exhibits maturity and high user penetration, and we may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on our profitability.

          The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market, as demonstrated by the estimated 99% household penetration of fixed telephone lines and 62% broadband access penetration rate as of February 2007, according to latest information published by the Ministry of Communications. Our future revenues will depend significantly on our ability to retain existing customers, to sell those customers additional services, such as local telephony, and to attract new customers from other providers and we may not be successful in doing so. In addition, the competitive market environment has required us in the past and may require us in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing our rates. If adopted in the future, we cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on our profitability.

We are reliant on our senior management team and our managers and employees, and a loss of any key member of our senior management or the inability to retain highly qualified managers and employees could have an adverse effect on our future operations and profitability.

          Our future development is dependent upon our present and prospective management team, including Eli Holtzman, our vice chairman, Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer and vice president finance. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our senior management for any reason may have an adverse effect on our operations and profitability. In addition, our success depends on our ability to attract and retain highly qualified managers and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and there can be no assurance that we will be successful in attracting, assimilating or retaining qualified engineers and mangers to fulfill our current or future needs. This could adversely impact our operations and financial performance.

We may be subject to fines or face claims of being in violation of the Communications Law or in violation of the Ministry’s number portability plan in connection with the requirement to provide number portability, which could adversely affect our profitability.

          As a result of an amendment to the Communications Law in March 2005, international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability permits local telephony subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, none of the operators was able to implement number portability. On May 24, 2007, all of the cellular and landline telephony operators, including us and our subsidiary, 012 Telecom, our landline telephony operator, were notified by the Ministry of Communications that failure to implement the number portability program constituted a continued violation of the Communications Law and the number portability plan published by the Ministry of Communications in August 2005. We were notified that the Ministry of Communications is considering imposing fines of NIS 2,032,750 ($478,407) and additional daily fines of NIS 6,450 ($1,518), beginning May 25, 2007. We submitted our response to the notifications on July 5, 2007 and implemented number portability in December 2007. To date, the Ministry of Communications has not imposed any fines.

Our VoB services are not the same as traditional voice services and may not be adopted by mainstream customers, which could harm our future growth.

          Our VoB services are not the same as traditional voice services. The quality of our VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT, over which we have no control. Among the differences between our VoB service and traditional voice services are:

•	If our customers experience a loss of power, our services will be interrupted;

•	Our VoB services will be interrupted if our customers experience interruption in broadband access; and

•

Depending on the quality of the broadband access provided to our customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

          The growth of our VoB business is dependent on the adoption of our services by mainstream customers and therefore the rate of adoption may have a significant effect on our growth. If customers do not accept these differences between our service and traditional voice service, they may choose to continue using traditional voice services or may choose to return to services provided by traditional telephone companies.

Our operations depend on our ability to successfully expand and upgrade our network and integrate new technologies and equipment into our network. Any future system failures or difficulty in expanding or upgrading our network, or making new features available, could increase our expenses and negatively impact our financial results.

          Capacity constraints within our networks and those of our suppliers have occurred in the past and will likely occur in the future. As the number of our customers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we may need to expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources and capital expenditures. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading our network, or making new features available could increase our expenses and negatively impact our financial results.

The broadband and traditional voice services markets are subject to rapid technological change, which could adversely affect our ability to compete and increase our expenses.

          The markets in which we compete are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that we use and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our services or technologies. The development and expansion of our services is dependent upon adopting new technologies and updating our systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. Our future success will depend on our ability to continually improve the performance, features and reliability of our broadband and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

          The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which we have little or no control, and even though we estimate the cost of such projects based on our previous experience, costs may exceed our estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could increase our expenses and have a negative impact on our results of operations or financial performance.

We may not be successful in our introduction of WiMAX services, which may adversely affect our growth strategy.

          In March 2007, we were awarded the first technology experimental license to conduct fixed WiMAX trials in Israel, which was later amended to also include mobile WiMAX trials. We commenced fixed and mobile WiMAX trials and intend to broaden our trials. WiMAX technology delivers transmissions via a wireless broadband connection from a single point to multi-points. The use of mobile WiMAX is not widespread and only a few operators in other countries have had any experience in operating such services on a commercial basis. If we are not successful in our introduction of WiMAX services or such services do not achieve customer acceptance, our growth strategy may be adversely affected.

We may not be able to retain our present customers who use our legacy 015 international telephony prefix when we attempt to transfer them to our 012 international telephony prefix in accordance with regulatory requirements, which could result in a reduction in recurring revenues.

          In connection with our obtaining regulatory approval for the acquisition of 012 Golden Lines, the Ministry of Communications required us to cease offering our legacy 015 international telephony prefix by January 2008 and later extended the period to January 2009. For the years ended December 31, 2006 and 2007, we had NIS 13.4 million and NIS 27 ($7 million) million of revenues, respectively, from this service and we believe we have substantially retained this customer base since the acquisition. We may not be able to retain the customers who continue to use the 015 prefix when we attempt to transfer them to our 012 prefix, which we expect to occur prior to January 2009. This could have a negative impact on our recurring revenues.

          On January 10, 2008, Netvision Ltd., Netvision 013 Barak Ltd. and GlobeCall Communications Ltd., filed a petition and a request for temporary restraining order against the Ministry of Communications, our company and Internet Gold. Netvision and 013 Barak, who have merged their operations, claim that the Ministry of Communications’ decision to grant our company an additional year (until December 31, 2008) to operate the 015 international telephony access code in parallel with our 012 international telephony access code unjustly discriminates against them and provides our company a competitive and economic advantage, that the extension period granted is unreasonably long and that the process under which the decision was made was unfair since petitioners were not given a chance to be heard on the issue. The petitioners are seeking a court order that would nullify the extension and are also seeking to suspend the extension until a decision is rendered regarding their petition. A hearing was held on June 12, 2008 and we are waiting for the court’s decision. The earlier termination of the period in which we can continue to offer the 015 prefix may negatively impact our ability to transfer these accounts to our 012 prefix and have a negative impact on our revenues.

If we do not successfully continue to develop our brand, we may be unable to attract enough customers to our services to maintain or increase our market share or to recover our selling and marketing expenses, which could harm our future revenues or our ability to implement our growth strategy and our net income may be adversely affected.

          We believe that we must maintain and strengthen awareness of our 012 Smile brand. If we do not successfully continue to develop our brand, we may be unable to attract additional customers and increase our market share. Brand recognition may become even more important in the future if competition increases in the communications market. We intend to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, we may not be able to attract additional customers, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues or implement our growth strategy and our net income may be adversely affected.

We are dependent on certain suppliers and, if any of our arrangements with these suppliers are terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

          We rely on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by our customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications. At present, the Ministry of Communications does not permit HOT and Bezeq to charge us for use of their infrastructure. If such restriction is deregulated, we may incur substantial costs, which may adversely affect our profitability.

          Our ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services we provide. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in our customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that we provide to our customers. An increase in our cost of access to Israel’s fixed-line communications infrastructure could adversely impact our results of operations. We also depend on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, our services may be disrupted.

          Many of our services are dependent on the submarine infrastructure made available by Med Nautilus, which is owned by Telecom Italia and connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. Med Nautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed to on a long term basis and our contract with Med Nautilus sets out the prices to be paid by us for additional capacity for approximately two years, Med Nautilus has the ability to raise prices without us being able to seek an alternative supplier for additional capacity.

          Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and communications carriers sell or lease services to our competitors and may be, or in the future may become, competitors themselves. If any of our arrangements with third parties is terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

We are exposed to risks in connection with our network infrastructure and are dependent on services we receive from our external suppliers. If the level of service we receive from our external suppliers decreases, we may not be able to maintain the quality and breadth of our services, which could reduce our revenues and harm our operations.

          Our network platform is highly complex. Multiple faults occurring at the same time could severely affect our service. Although our engineering staff is trained to operate and maintain our systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service we receive from our external suppliers decreases, it may adversely impact our ability to properly maintain and operate our systems and therefore have a direct effect on our service. Also, as VoB technology continues to evolve, we will be faced with the risks associated with the use of new software.

          We do not have a direct network connection to all the possible call destinations around the world and depend on our business partners to connect calls generated by our customers to their final destinations worldwide. Our level of service is largely dependent on the level of service we receive from our international partners with respect to both call completion as well as call quality. Although we make extensive efforts to ensure quality of the calls as well as the breadth of our services, we cannot be sure that our partners will provide an adequate level of service, that we would be able to successfully replace a partner should that become necessary or that we will be able to maintain and increase the quality and breadth of our services.

We may be subject to challenges to our trademarks and may lose our ability to use key third party intellectual property rights, which could negatively impact our operations and harm our future growth.

          We have various trademarks, trade secrets and copyrightable materials, as well as licenses to use third party software and trademarks. If we are not successful in protecting our intellectual property, our business and financial results could suffer. There is no guarantee that trademarks we use will not be subject to infringement proceedings or that we will obtain registration of other trademarks for which we may seek protection in the future.

          We hold licenses to use various third party software and hardware products. We cannot guarantee that renewal of these licenses or any licenses for additional software or hardware that may be required to operate our business will be available as needed. While our third party licensors have represented to us that they have the right to license their software and hardware, and in some cases have agreed to provide indemnification, we cannot guarantee that our use of third party software and hardware does not infringe the rights of others. Application for some of our trademarks and service marks containing the SMILE logo were opposed. While the opposition proceeding was terminated due to the failure of the opponent to file evidence, there is no assurance that oppositions or cancellation proceeding challenging the registration of such marks will not be filed in the future. Any infringement claims, even if unsuccessful, could result in damage to our reputation and the expenditure of significant financial and managerial resources.

Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all, which could negatively impact our ability to compete and our financial results.

          The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

•	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

•	Consumers may not subscribe to our services;

•	We may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

•

We may lack the financial and operational resources necessary to enable migration toward WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	Existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

Our systems and operations are vulnerable to damage or interruption, which could expose us to material risk of loss or litigation and harm our reputation.

          Our systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and customer growth could decrease. While we currently have partially redundant systems, we do not have full redundancy, or alternative providers of hosting services. In addition, we do not have a formal disaster recovery plan, and do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We may be exposed to substantial liabilities arising out of our broadband and traditional voice services, which could increase our costs, divert management time and resources and adversely affect our results of operations.

          The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by our customers. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. In addition, our professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore, new legislation and court decisions may expose us to liabilities or affect our services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry of Communications is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

          It is also possible that if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer Web-based e-mail services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service. In the event that we are found responsible for any such liability and are required to pay damages, our results of operations may be adversely affected. Even if we ultimately succeed, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity. We may also be forced to implement costly measures to alter the way our services are provided to avoid any further potential liability.

Concern about alleged health risks relating to radio frequency radiation from wireless and WiMAX antennae may subject us to litigation, discourage the use of our services and have an adverse effect on our business and revenues.

          There have been suggestions that radio frequency radiation from wireless and WiMAX antennae may be linked to health concerns, including increased incidences of cancer. Although medical reviews have concluded that evidence does not support a finding of adverse health effects as a result of wireless and WiMAX antennae, some studies have suggested that radio frequency emissions may cause certain adverse biological effects. Research on these and other health concerns is ongoing and may demonstrate a link between radio frequency radiation and health concerns.

          We and other wireless communications providers may be subject to litigation relating to these and other health concerns. Concerns over radio frequency radiation may discourage the use of our services and have an adverse effect on our business and revenues.

Our VoB emergency calling service is different from the traditional emergency calling service and may expose us to significant liability.

          Our VoB emergency calling service is different from the traditional emergency calling service in ways that may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. The only location information that our VoB emergency calling service can transmit to a dispatcher at a public safety answering point is the information that our customers have registered with us. A customer’s registered location may be different from the customer’s actual location at the time of the call because customers can make calls almost anywhere a broadband connection is available. In these instances, emergency callers must verbally advise the operator of their location at the time of the call and, in some cases, provide a call back number so that the call can be handled or forwarded to an appropriate emergency dispatcher.

          Moreover, if a customer experiences a broadband or power outage, or if a network failure occurs, the customer will not be able to reach an emergency services provider. Customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.

We may need to raise additional funds in the future, which may subject you to dilution, and may be unable to do so on favorable or acceptable terms or at all, which may harm our ability to expand, develop new or enhanced services, or respond to competitive pressures.

          If cash generated from our operations is insufficient to meet our operating and strategic needs, we may need to raise additional funds in order to expand, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend on a number of factors, including our operating performance, our ability to issue equity and market conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, new securities could have rights, preferences and privileges senior to those of our ordinary shares. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms.

Risks Related to Our Relationship with Internet Gold, Smile.Media and Eurocom Communications Ltd.

Our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future results.

          The historical financial information included in this annual report for the periods prior to our initial public offering has been derived from Internet Gold’s accounting records. Internet Gold did not separately account for our business, and we did not operate as a separate, stand-alone company, for the historical periods presented prior to our initial public offering. Therefore, our historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a separate stand-alone company prior to our initial public offering or what our results will be in the future. This is primarily a result of the following factors:

•	Our historical financial results for the periods prior to our initial public offering reflect allocations of corporate expenses from Internet Gold;

•

Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the corporate-wide cash management policies of Internet Gold. Internet Gold is no longer required to provide us with funds to finance our working capital or other cash requirements and we may in the future need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. In addition, we may have a credit rating that is lower than Internet Gold’s credit rating and may incur debt on terms and at interest rates that will not be as favorable as those generally enjoyed in the past; and

•

Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public subsidiary of Internet Gold. These changes could result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by Internet Gold and Smile.Media, the need for additional personnel to perform services currently provided by Internet Gold and the legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NASDAQ Global Market.

Because Internet Gold and Eurocom Communications control substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of any shareholder vote.

          Internet Gold owns approximately 72.4% of our outstanding ordinary shares and Eurocom Communications owned 58.82% of Internet Gold’s outstanding shares as of June 23, 2008. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

          For as long as Internet Gold has a controlling interest in our company, it, Eurocom Communications and Mr. Elovitch indirectly, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), prevent an acquisition or any other change in control of us. Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders. See “Description of Share Capital” and “Related Party Transactions.”

Conflicts of interest may arise between Internet Gold, Eurocom Communications, other companies within the Eurocom group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

          Conflicts of interest may arise between Internet Gold, Eurocom Communications, and us in a number of areas relating to our past and ongoing relationships. Three of our directors continue to serve as directors of Internet Gold. Areas in which conflicts of interest between Internet Gold and us could arise include, but are not limited to, the following:

•

Loss of opportunities. Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth. Eurocom Communications, or its affiliates could, to the extent permitted by law, prevent us from entering into commercial relationships with third parties, such as its competitors, additionally its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates. Affiliates of Eurocom Communications include YES, Partner Communications Company Ltd., or Partner, a major cellular operator, and Eurocom Cellular Communications Ltd., a distributor and official representative of Nokia in Israel, and a major supplier of Partner and Cellcom Israel Ltd.;

•

Cross officerships, directorships and share ownership. The ownership interests of our directors in the ordinary shares of Internet Gold could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to the nature, quality and cost of services rendered to us by Internet Gold and Eurocom Communications, disagreement over the desirability of a potential acquisition opportunity or employee retention or recruiting. In addition, Internet Gold may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

•

Intercompany transactions. From time to time, Internet Gold, Eurocom Communications, other companies within the Eurocom group or Smile.Media may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to Our Ordinary Shares

Future sales or distributions of our ordinary shares by Internet Gold could depress the market price for our ordinary shares.

          Internet Gold may sell a portion of our ordinary shares that it owns, including pursuant to demand registration rights described elsewhere in this annual report, or distribute those shares to its shareholders. Sales or distributions by Internet Gold of substantial amounts of our ordinary shares in the public market or to its shareholders could adversely affect prevailing market prices for our ordinary shares. Internet Gold has advised us that it currently intends to continue to hold our ordinary shares that it owns. To effect the transfer of the Communications Business from Internet Gold to us on a tax free basis, Internet Gold undertook not to sell ordinary shares constituting more than 10% of its holdings in us until the end of 2008. Internet Gold has also undertaken to comply with the ownership requirements of the licenses we obtained from the Ministry of Communications in any sale, transfer or disposition of our ordinary shares. Our licenses require that Israeli residents and citizens have minimum shareholdings. Throughout the terms of our VoB and DFL licenses, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. See “Business–Government Regulation–Licenses and Applications.”

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

          Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting. In connection with our separation from Internet Gold, we will need to begin the documentation and testing of our internal controls. As a new public company, we will be required to include a report by management under Section 404(a) of the Sarbanes-Oxley Act and an attestation report by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act for the first time starting with the filing of our second annual report on Form 20-F, which will be our annual report for the fiscal year ending December 31, 2008. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. Our management identified a material weakness in our assessment of our internal controls over financial reporting with respect to certain spreadsheets utilized in the period-end financial reporting process, and initiated remediation of this deficiency. Failure to maintain effective internal controls over financial reporting, could have a material adverse effect on our operating results, investor confidence in our financial results may weaken, and our share price may suffer.

We do not anticipate paying dividends on our ordinary shares and the success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable.

          We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. Our ordinary shares may not appreciate in value or even maintain the price at which you purchased your ordinary shares.

Your rights and responsibilities as a shareholder are governed by Israeli law and differ in some respects from those under Delaware law.

          Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

          As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on the NASDAQ Global Market, we expect to follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders’ meetings. In addition, we expect to follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

If U.S. tax authorities were to treat us as a “passive foreign investment company,” that could have adverse consequences on U.S. holders.

          Holders of our ordinary shares who are United States residents face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and our business focuses on the Israeli audience, therefore our results of operation may be adversely affected by political, economic and military instability in Israel.

          We are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

          Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

We may be restricted in the conduct of our operations during periods of national emergency, which could negatively affect our business operations.

          During periods of national emergency, the Minister of Communications and other governmental authorities empowered by law may issue various instructions regarding the use of our network, including the use of the network by the security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies, our currency hedging positions and by changes in the Israeli Consumer Price Index.

          Our purchases of international bandwidth and other international transactions expose us to fluctuations in foreign currencies, principally the U.S. dollar. Most of our sales are denominated in NIS. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

          We engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

          Further, as the principal amount of, and interest that we pay on, our Series A Debentures are linked to the Israeli Consumer Price Index, any increase in the Israeli Consumer Price Index will increase our financial expenses and could adversely affect our results of operations.

Our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report, or asserting U.S. securities law claims in Israel.

          We are incorporated in Israel and all of our executive officers and directors named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and certain of the experts named in this annual report, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

Provisions of Israeli law, our licenses, our articles of association and the tax ruling issued to us may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

          Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders, including Israeli shareholders and shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. See “Description of Share Capital–Approval of Related Party Transactions” and “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

          The regulations promulgated under the Israeli Communications Law, 1982, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents. Under the regulations applicable to our VoB and DFL licenses, at least 20% of our means of control must be held by an Israeli citizen and resident. Under the regulations applicable to our international telephony license at least 26% of our means of control must be held by Israeli citizens and residents at all times. In addition, our licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of our outstanding share capital. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of our means of control or for the acquisition of our means of control providing its holder with the direct or indirect ability to have a significant influence over our operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of our means of control or for acquisition of our means of control providing its holder with the direct or indirect ability to direct our operations. The prior-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as means of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of traded means of control does not involve a change of control. Our general licenses require us to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control within 21 days of becoming aware of such acquisition. In addition, we are required to apply to the Ministry of Communications for approval within 21 days of becoming aware of (i) an acquisition of Traded Means of Control as a result of which any entity becomes a holder of 10% or more of our means of control, (ii) an acquisition of 25% or more of our Traded Means of Control, or (iii) an acquisition of our Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over our operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over us.

          Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See “Business–Government Regulation.” In addition, such requirements may delay, prevent or make difficult an acquisition of our company.

          The tax ruling issued to us by the Israeli Tax Authority in connection with the transfer of the Communications Business from Internet Gold includes certain provisions that may prevent an acquisition or change of control until the end of 2008. The ruling requires that we do not sell more than 50% of the assets transferred to us by Internet Gold, and prohibits Internet Gold from selling ordinary shares constituting more than 10% of its holdings in us until the end of 2008. See “Israeli Taxation–Ruling Issued by the Israeli Tax Authority.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

          Prior to our October 2007 public offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold currently owns approximately 72.4% of our ordinary shares. In November 2004, Internet Gold became our sole shareholder after purchasing our ordinary shares from our prior shareholders. As part of its internal restructuring in 2006, Internet Gold transferred its communications and media operations into two operating subsidiaries. Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the Communications Business. Internet Gold transferred its media business and we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd. Eurocom Communications owned 58.82% of Internet Gold’s outstanding shares as of June 23, 2008. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

          Our principal executive offices are located at 25 Hasivim Street, Petach-Tikva, 49170 Israel, and our telephone number is + 972-72-2002111. We were incorporated under the laws of the State of Israel in 1999 as Gold–E Ltd., changed our name to Goldtrade Electronic Trading Ltd. in 2006, changed our name to Smile.Communications Ltd. in 2006 and changed our name to 012 Smile.Communications Ltd. in 2007 following our acquisition of 012 Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 5739-1999 and operate under such law and associated legislation. Our website address is www.012.net. The information on our website is not incorporated by reference into this annual report.

          We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

          We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2007, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2007, was 32% based on data contained in Bezeq’s 2007 annual report and the number of broadband access customers we had. As of December 31, 2007, we provided services to approximately 1.1 million registered household customers and approximately 78,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel, which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

          Internet Gold began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the Communications Business. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, we have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers, as well as the first license to conduct fixed WiMAX technology trials, which was later amended to also include mobile WiMAX trials.

          We began to plan for the integration with 012 Golden Lines upon the announcement of the acquisition in 2006 and we completed the execution our integration plan in the second quarter of 2008. During 2007, we began to realize projected synergies and cost savings, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems. We believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

          We operate in a highly regulated industry in Israel, which has undergone significant changes in the past decade, transitioning from a slow moving market, with a single state-owned carrier, Bezeq, to one that, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The Israeli communications market today is dominated by three main groups: Eurocom, our indirect controlling shareholder, The IDB Group and Bezeq, each with interests in several communications sub-sectors. The Ministry of Communications has mandated an “open access” policy, which requires Bezeq and HOT, the incumbent local cable provider, to provide access to their infrastructure, including last-mile access to homes and offices. The Ministry of Communications has also adopted a policy to encourage new entrants into the communications market, which has led to increased competition in the market. We face competition in all segments of our operations and we believe we maintain our competitive position based on the quality of our services and competitiveness of our price.

Overview

          We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

          We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2007, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2007, was 32% based on data contained in Bezeq’s 2007 annual report and the number of broadband access customers we had. As of December 31, 2007, we provided services to approximately 1,041,000 registered household customers and approximately 78,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel, which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

          We offer a wide range of broadband and traditional voice services. As of December 31, 2007, our customers on average used over three different services, whether as part of a package of services or purchased as a separate service. In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base of over 1.1 million households and businesses as of December 31, 2007, and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer.

          We have made significant investments in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers. Under the “open access” policy that the Ministry of Communications has mandated, Bezeq, the incumbent local telephony provider, and HOT, the incumbent local cable provider, are required to provide access to their infrastructure, including last-mile access to homes and offices. Our multipurpose network and the “open access” policy allow us to provide a full suite of services to almost all of the homes and businesses in Israel.

Our Strengths

          We believe that, because of the following competitive strengths, we will be able to maintain and enhance our position as a leading communication services provider in Israel:

•	Significant market share. We have a diversified residential and business customer base and we believe we have a leading market share in Israel in the broadband and the traditional voice markets.

•

High level of brand recognition. We believe our brands are among the most recognized and respected consumer brands in Israel, are associated with reliability and quality of service and provide us with a strong platform for the introduction of new services and expansion into new market segments.

•

Wide range of services offered on our advanced multipurpose network infrastructure. Our wide range of services allows us to offer customized voice and data services that address the specific communications needs of our customers. Our ability to offer a wide range of enhanced communications services has allowed us to attract new customers as well as solidify our market position by cross-selling to existing customers and thus increasing our revenues per subscriber. Our services are offered to our customers on an individual basis or as part of a bundle of multiple services. We provide our services in a cost-efficient manner over our advanced multipurpose network infrastructure, which allows us to achieve significant operating leverage in provisioning, monitoring and maintaining the network.

•

Demonstrated ability to capitalize on the evolving communications technology landscape. We believe that we are positioned to capitalize on technological changes and trends in the dynamic communications environment. Over the past five years, we have continually expanded our offerings to include advanced broadband services, such as VoB, WiFi and, on a trial basis, WiMAX. In February 2007, we were the first company to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. Similarly, in March 2007, we were awarded the first license to conduct WiMAX technology trials in Israel. We believe that WiMAX has the potential to significantly enhance our network reach by providing support for wireless transmissions for future mobility applications as well as devices offering voice over Internet protocol, or VoIP, in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service. These two licenses strategically position us to provide these advanced services through two of the most advanced and promising communications technologies available in the market.

•

Experienced management team and strong equity sponsorship. After the acquisition of 012 Golden Lines in 2006, we integrated our and 012 Golden Lines’ management teams and appointed the chief executive officer and the chief financial officer of 012 Golden Lines to the same positions with our company. Our executive officers have an average of 10 years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies, and a solid track record in previous managerial positions. Our immediate parent company, Internet Gold, a public company traded on the NASDAQ Global Market since August 1999, and on the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index, is controlled by one of Israel’s major communications groups. Our parent company’s controlling shareholder, Eurocom Communications, is one of Israel’s largest and most prominent communications groups with interests in most of the communication segments, as well as in real estate, investment and finance, consumer electronics and media. We enjoy access to the senior management of both Internet Gold and Eurocom Communications, who are highly experienced managers.

Our Strategy

          We believe that there are significant opportunities to continue to grow our business. The sources of potential growth include our ability to (i) increase our average revenue per user, or ARPU, from existing customers by providing bundled services, cross-selling our services, and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage our network to offer new services, such as WiMAX based services. Our growth strategy is to:

•

Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. We will continue to focus on our strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

•

Increase penetration and cross-selling of services to existing customer base. We intend to leverage our large residential and business customer base of broadband and traditional voice customers and our strong brand recognition to increase our ARPU by cross-selling our existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for our current customers and increases our share of our customers’ expenditures on communications services and significantly increases customer retention.

•

Expand penetration into the local telephony market. We intend to capitalize on our commercial license to offer VoB services to increase the number of our local telephony customers and achieve a greater share of the local telephony market. We believe that our VoB services will provide an innovative and complementary service for new customers and for our existing customer base of over 1.1 million households and businesses. Our VoB services allow us to cost-effectively expand our penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services we offer our customers.

•

Utilize advanced technologies to expand our services and enter new markets. We are continually broadening our service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. With the use of the 2.5, 3.5 and 3.7 gigahertz WiMAX spectrum that have been licensed to us by the Ministry of Communications on a trial basis, we are positioned to deliver a wide range of services over an independent infrastructure able to support future mobility applications, such as VoIP in conjunction with WiFi technology and provide last-mile wireless broadband access for our business customers. We have applied to the Ministry of Communications for a license to provide mobile virtual network operator, or MVNO, services and will also consider expanding our service offerings in the future to include Internet protocol television, or IPTV services.

•

Selectively pursue growth opportunities. In addition to adding customers through our sales and marketing efforts, we plan to pursue growth opportunities through acquisitions or strategic alliances with entities providing services complementary or similar to ours that will increase our customer base, allow us to take advantage of the unused capacity of our network, enhance our ability to sell and deliver value-added services and add revenues with minimal incremental costs. We currently have no plans, proposals or arrangements with respect to any such acquisition.

B.	Business Overview

Industry Background

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

          Israel’s communications market has undergone significant changes in the past decade and, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The government has encouraged competition in all facets of the communications market and has been a significant driver of the market’s development.

          Another major driver of growth in the Israeli communications market is Israel’s strong economy. According to the Israeli Central Bureau of Statistics, gross domestic product, or GDP, growth in 2007 was 5.0%, placing it ahead of the developed Western European nations and in line with developing Eastern European nations. At the same time, GDP per capita was approximately $23,500 placing it in a comparable range with developed nations.

          An additional factor behind the industry’s growth is the Israeli population, who we believe generally tends to adopt new technology more quickly than other societies. According to the Ministry of Communications, as of the end of 2006, fixed telephony lines passed 99% of Israeli homes, the broadband penetration rate was 62% of households, and the individual mobile telephone penetration rate was 106%, which demonstrates the significant utilization of multiple communication services by the Israeli population.

Regulatory Changes

          Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which provided fixed-line services as well as cellular communications and international communications services. In 1994, the government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

          In 1994, the government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq’s cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations and in 2001, a fourth license was granted to MIRS.

          In 1996, the international telephony market was opened to competition and in 2004, the government opened the international market to additional licensees while continuing to preclude the cellular operators from offering international telephony services.

          In furtherance of the government’s decision to open the domestic fixed-line communications sector to competition, the Ministry of Communications has issued several special licenses for the provision of transmission services beginning in 2000.

          The Ministry of Communications granted HOT a license in 2000 for the provision of broadband access services to ISPs, which was replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet provides in nationwide deployment.

          The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure. Since 2005, the Ministry of Communications has granted several general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligations. The Ministry of Communications has also issued a number of limited experimental marketing VoB licenses. In 2005, the government privatized Bezeq, further opening the market by allowing full competition in the fixed-line telephony market and issuing domestic fixed-line, or DFL, licenses to other market participants.

          On January 31, 2007, the Ministry of Communications published its regulatory guidelines regarding regulation of VoB services. The main principles of the policy are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq’s market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. According to publications issued by the Ministry of Communications, Bezeq’s market share in the private segment in March 2008 was approximately 86%, and its affiliate, Bezeq International, has submitted a license request to the Ministry of Communication to provide VoB services. The Ministry of Communications will consider granting a VoB license to YES, Israel’s satellite television service provider, which is an affiliate of Bezeq, after February 2008, subject to deterioration in its competitive position and in light of the state of competition in the fixed-line local telephony market in general. For a period of two years, the interconnect tariffs between the VoB operators and Bezeq and HOT will be symmetrical, after which the Ministry of Communications will review the issue again. On February 5, 2007, Bezeq International, a wholly-owned subsidiary of Bezeq, filed an administrative appeal with the Israeli Supreme Court with respect to the Ministry of Communications’ policy on VoB services that was issued on January 31, 2007. Bezeq International petitioned the Supreme Court to cancel this restriction and to order the Ministry of Communications to grant it a permanent VoB license, or in the alternative, it requested that it be granted a provisional license that the Ministry of Communications would be able to revoke if it found compelling evidence that Bezeq International was abusing the license in order to hinder competition. On September 5, 2007, the Supreme Court denied Bezeq International’s appeal.

          In March 2007, the Ministry of Communications issued our wholly owned subsidiary, 012 Telecom, the first license in Israel to test fixed WiMAX technology on a trial basis, which license was later amended to also include mobile WiMAX trials. The Ministry of Communications is currently developing its WiMAX policy, and in September 2007, it announced its intention to publish its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology, to be published following a public hearing. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies and it does not specify the weight that will be given to each consideration. The Ministry of Communications is expected to publish its policy on MVNOs later this year.

          In December 2007, the Ministry of Communications’ number portability program became effective. Pursuant to such program, all Israeli telecommunications operators are required to enable customer to retain their existing telephone numbers when switching to different providers.

          Recently, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best way to evolve further sustainable competition in the Israeli communication market, issued its recommendation to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including Local Loop Unbundling of Bezeq’s infrastructure, which, if accepted and implemented, will allow us to compete in the MVNO and IPTV sector and improve our competitive position in the VOB business, while worsening our position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance voice market. To date, the Minister of Communications has not commented on this report and there can be no assurance that the report will be implemented as recommended, or at all.

Market

          According to the Ministry of Communications, the Israeli communications market grew by 5.3% in 2007 to more than NIS 27.3 billion. The breakdown of these revenues by subsectors is as follows: 50% was from cellular services, 24% from local fixed-line and data, 12% from multi-channel TV, 7% from international telephony, 5% from ISPs and 2% from endpoint network services. The sector leading the growth in the market was the international telephony sector which grew by 13%, followed by the ISP sector which grew by 12.3%, followed by the multi-channel TV sector which grew by 8.5%. The rest of the sectors showed growth of less than 5%.

          The Israeli communications market today is dominated by three main groups: Eurocom, our controlling shareholder, The IDB Group and Bezeq Group, each with interests in the main communications sub-sectors. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

          The three largest ISPs in Israel are us, Netvision 013 Barak (a company owned by The IDB Group) and Bezeq International (a company owned by Bezeq). We believe that collectively, we, along with NetVision and Bezeq International control substantially all of the Israeli broadband Internet access market.

          The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and Barak. In 2004, the Ministry of Communications further deregulated the market by issuing ILD licenses to Internet Gold, Xfone and Netvision. As a result of our acquisition of 012 Golden Lines, and Netvision’s acquisition of Barak, there are currently three dominant competitors in the market, us, NetVision and Bezeq International. The fourth competitor, Xfone, has a minor share of the market.

          According to a publication issued by the Ministry of Communications in May 2008, Bezeq, which traditionally controlled the fixed-line communications market, controlled approximately 86% of the residential fixed-line communications market and 91% of the business fixed-line communications market as of March, 2008. In 2001, the Ministry of Communications issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry of Communications issued a DFL license to HOT on the condition that it builds out a national infrastructure within three years and provide its services on a universal basis. In December 2005, our wholly owned subsidiary, 012 Telecom, was granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without the universal service and autonomous infrastructure obligations. Similar licenses have been issued to Globcall and Cellcom, both subsidiaries of IDB Group and Partner, which is a major cellular operator that is not affiliated with any of the main groups. Bezeq is currently not allowed to bundle multi-channel TV, local telephony or other communications services. If, however, Bezeq’s fixed-line telephony’s market share drops below 85% in either the residential or business sub-sector, Bezeq may seek permission from the Ministry of Communications to begin bundling these services in such sector. Following the Ministry of Communications’ publication of market data in May 2008, we expect that Bezeq will be allowed to offer bundles of services in the residential fixed-line communications market in 2008.

          There are four companies presently providing cellular service in Israel: Cellcom, a subsidiary of The IDB Group, Partner (a company controlled by Hutchison), Pelephone, wholly-owned by Bezeq, and MIRS Communications Ltd., wholly-owned by Motorola.

          The Ministry of Communications has been encouraging competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

•	a prohibition on the abuse of its monopoly power and dominant position;

•	restricting the entry of Bezeq and its subsidiaries into the local VoB services market until Bezeq’s market share in the fixed-line telephony market falls below 85%;

•

an obligation to maintain complete structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

•	supervision of most of Bezeq’s tariffs; and

•

an obligation to provide “open access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

The Ministry of Communications has also supported competition by:

•	separating infrastructure and service providers;

•	granting new licenses and encouraging new and innovative technologies such as VoB; and

•	mandating number portability.

Our Services

          We are a leading communication services provider in Israel offering a growing range of services, which currently include broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, PRI services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators. We offer our broadband and traditional voice services to a wide audience, which includes residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. We provide these services through our integrated multipurpose network that is deployed through points of presence, or PoPs, throughout Israel and in England, Germany and the United States.

Broadband Services

          As of December 31, 2007, we had over 508,000 active residential, business and carrier customers for our broadband services, including many of the largest companies in Israel, the Government of Israel and the two largest Israeli banks.

Access and Value-added Services

          We are one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks. We estimate that our market share of the broadband Internet access market as of December 31, 2007, was 32.2% based on data contained in Bezeq’s 2007 annual report and the number of our broadband access customers. We offer high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. We offer broadband access at speeds of up to 10 Megabits per second. In addition to Internet access, we offer a diverse suite of value-added services that are incremental to our core Internet access service. Our value-added services are focused on enhancing our customers’ Internet experience by providing additional features and applications and by increasing access security. We believe that our value-added services help retain and strengthen our relationship with our customers.

Residential Customers

         We provide our residential Internet access customers a suite of value-added services, including:

•	e-mail,	•	unified messaging,

•	global remote access,	•	parental content filtering,

•	wireless and wired home networking,	•	on-line backup, and

•	security services, including firewall and intrusion prevention, attack prevention, anti-virus, anti-spam,	•	content services.

Business Customers

          We provide our business Internet access customers a suite of value-added services, including:

•

various security services, such as firewall and intrusion prevention, attack prevention, anti-virus, anti-spam, content filtering, secure socket layer communications protocol providing end-point authentication

•	e-mail, including single, multiple and large mailboxes and domains

•	virtual private network, or VPN, services

•	enterprise, procurement and integration services

•	IP roaming

•	unified messaging, networking

•	wireless and wired links

•	on-line backup.

Specialized Data Services

          We provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

•

International private line communication, or leased line, allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2 Megabits per second), T1 (1.5 Megabits per second), DS-3 (45 Megabits per second), STM-1 (155 Megabits per second) and STM-4 (625 Megabits per second) transmission volume;

•

Ethernet over Synchronous Digital Hierarchy, or SDH, allows customers to connect to sites around the globe with a private LAN connection. Speed rates range from 2 Megabits per second up to 625 Megabits per second. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

•

Asynchronous transfer mode, or ATM, connections offer four different quality of service levels, and speed rates up to DS-3 (45 Megabits per second), which is suitable for video, voice and data information;

•	Frame Relay connections based on the ATM backbone offer speed rates up to E1 (2 Megabits per second) for voice and data information; and

•

Multi protocol label switching, or MPLS, offers four different quality of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

          In September 2004, we were granted an experimental license to provide trial VoB services and subsequently began offering service to a limited number of subscribers in 2005. Under the license, we were precluded from providing this service to more than 13,000 subscribed lines until February 2007, at which point we received authorization to provide VoB local telephony services without any limitation on the number of lines. As of December 31, 2007, we had more than 33,000 VoB local telephony lines.

          Our VoB local telephony customers can make and receive calls using a standard telephone plugged into a specialized VoB unit that can be used almost anywhere a reliable broadband Internet connection is available. We transmit these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provide our service by using our customers’ existing broadband Internet connections. We believe that our VoB service can be a replacement for or a complementary alternative to fixed-line telephony services, allowing us to cost-effectively enter the Israeli local telephony market with a product that can be bundled with the other services we offer.

          We offer this service through 012 Telecom Ltd. in accordance with a license issued by the Ministry of Communications.

PRI Services

          We have been offering primary rate interface, or PRI, services to business customers since December 2005. This service, which offers high quality point-to-point PRI ISDN communications lines, over which up to 30 calls can be transferred simultaneously, is primarily used by large corporate customers, including some of Israel’s largest corporations.

          We offer this service through 012 Telecom Ltd. in accordance with a license issued by the Ministry of Communications.

IP-TRUNKING Services

          We have been offering IP-TRUNKING services which provide interconnections between service providers using session initiation protocol, or SIP, to business customers since February 2007. This service, which offers high quality point-to-point IP communications lines, over which up to 60 calls can be transferred simultaneously, is offered to business users. We are the first communication services provider in Israel to supply IP-TRUNKING to the business community.

IP Centrex

          Since 2005, we have been offering business customers an IP-based PBX, or telephone switching system, which connects to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offers VoIP and other IP-based services as well as connectivity to the regular telephone system. Among the IP-based services offered are 4-digit internal calling, web-administration portal, free calls between different branches world-wide, conference bridging, Interactive Voice Response, or IVR (auto attendant), call hold, call transfer, last number look-up and redial, call forward and three-way calling. This service is offered by 012 Telecom in accordance with a license granted by the Ministry of Communications.

Server Hosting and Co-location Services

          We operate three server hosting facilities with approximately 16,000 square feet of space. Our most recent hosting facility, opened in June 2007, is designed to provide and support the most advanced set of communications services, where we house Web servers and related software and provide connectivity to the Internet for business customers. Many customers utilize our services to manage their Web servers, which generate a considerable amount of traffic, ranging from thousands to hundreds of thousands of hits a day. Clients are able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs. We also offer co-location services to our business customers at our server hosting facilities. As part of our co-location services, we house the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons. We supply power, lights, network bandwidth and the physical security of the site, and our facilities have multiple power backups that are able to provide power during lengthy power outages.

WiFi Network

          We currently operate a comprehensive network of hotspots covering hotels, hospitals, other public areas and all commercial airports throughout Israel. We have entered into contracts with many of the entities that sponsor the service in their facilities or communities and are the exclusive provider in their premises. Many of these contracts provide for revenue sharing arrangements. We also provide open public access WiFi services throughout central Jerusalem. We plan to continue to expand our WiFi footprint by adding additional hotspots at various locations in Israel.

WiMAX Services

          In March 2007, 012 Telecom received a license from the Ministry of Communications to conduct fixed WiMAX technology trials in several locations in Israel, including the largest high-tech business center in the Tel Aviv area. The license was amended in August 2007 to also include mobile WiMAX technology trials. WiMAX stands for Worldwide Interoperability for Microwave Access.

          WiMAX technology has the capacity to support value-added applications, including live video broadcasting, high-speed data, high quality voice and multimedia content to a wide coverage area. We expect that a WiMAX network will create new communication paths into homes or offices as well as provide a broadband connection any time and anywhere in our coverage area. This will also provide support for wireless transmissions for future mobility applications as well as devices offering VoIP in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service.

          The Ministry of Communications has licensed us use of the 2.5, 3.5 and 3.7 gigahertz spectrums for a period of one year on a trial basis. The trial will provide us with valuable technical and feasibility insights for future WiMAX project roll-outs. We intend to test “fixed WiMAX” technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points. We intend to test broadband and traditional voice services that can be accessed by a user’s handheld device or handset, such as a mobile phone, personal digital assistant, or PDA, or laptop. In addition, we intend to test “mobile WiMAX” technology to establish local broadband wireless systems that will provide coverage over a large geographic area.

Traditional Voice Services

          We offer traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators. As of December 31, 2007, we had approximately 807,000 customers registered in our database, of which approximately 392,000 customers used our services and were billed by us in the prior 12 months. In addition, we bill Israeli carriers for their customers’ use of our services, which in the last 12 months were generated from over 770,000 lines. Our traditional voice services include incoming and outgoing international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.

Incoming and Outgoing International Telephony Services

          We are one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with over 100 carriers. As of December 31, 2007, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel.

          Our outgoing international telephony services to our residential and business customers include direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. Post-paid cards offer the customer the ability to use an international calling card, which is paid for through the customer’s account with us. Pre-paid cards allow the customer to purchase call time in advance. We sell pre-paid cards to our distributors, which we treat as business customers, for distribution in the residential market. In addition, we offer our business customers international toll-free numbers and our 012Mobile service. 012Mobile is an international cellular service offering fixed rates on calls from anywhere in the world.

          We offer our incoming international telephony services to international carriers, which include termination services for telephone calls originating outside of Israel.

Hubbing Services

          We provide hubbing-traffic routing between approximately 100 network operators. Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

          We provide roaming and signaling services for cellular operators. Signaling messages indicate a mobile user’s location while roaming within Israel through our signal transfer point, or STP, or when traveling abroad. We bill the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

          Our focus is to present a “One-stop Shop” solution to our residential and business customers by offering a diverse basket of solutions and a unique service experience in a competitive environment. We seek to strengthen our brand awareness and to create a unified branding approach among our voice and data customers for our various service offerings. We also actively promote and cross-sell our services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty. Our current marketing focus, in line with our overall strategy, is on offering a wide range of broadband bundles, including VoB local telephony provided by 012 Telecom Ltd.

          This marketing and communications strategy is executed through all levels of our business. Marketing teams target the business and residential sub-sectors separately. Each marketing team includes specialists who focus on marketing communications and product development and has an economics control manager who ensures that all marketing activities are cost effective.

          We engage in a variety of marketing and promotional activities to stimulate awareness of our broadband access services, traditional voice services and VoB telephony services. These efforts are directed both to consumers who have not previously subscribed to our services and to users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio, Internet and printed media advertising to solicit new customers. We use data mining as well as targeted market research and surveys to properly focus our marketing efforts to our segmented customer base and to enable us to react swiftly to new demands from customers and changes in the market.

          Our target customer segments are residential and business customers. We have identified within the residential market several groups of customers and target marketing and sales accordingly. The business customer base marketing and sales focus is segmented according to business size: SoHo, SME and corporate. We also separately market our traditional voice services to carriers.

          Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. These joint marketing programs provide us with distinct advantages, including the ability to gain leverage from the marketing partner’s brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Our marketing partners typically display our applications and logos in their retail stores, distribute our promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web-accessed platform. Our channel partners include:

•	retail computer chains located in the largest shopping malls in Israel, who offer our Internet services accompanied with relevant software, hardware and communication products, and

•	numerous stand-alone PC stores that promote our Internet service and are compensated with a success fee.

Customer Service and Support

          We have a strong commitment to customer satisfaction. Customer satisfaction has contributed to our low churn rates and enabled customer growth through referrals. We believe that the key factors contributing to customer satisfaction are network performance, reliability, speed of the Internet access, customer service and technical support.

          Customer service and support operations are supported by integrated customer relationship management, or CRM, and computer technology integration, or CTI, systems. This integration allows us to successfully leverage our marketing and sales personnel and technology resources in line with our strategy, and to offer more efficient service to our customers. We are able to efficiently access relevant client information (for example, the most often dialed numbers) and determine the potential spending of a customer and cross-selling opportunities. We also use data mining to provide call representatives with the best possible information about a customer.

          Our sales and customer service functions are carried out by separate service centers that respond to calls from residential and business customers. We service our customer groups through dedicated multi-language call center personnel and multi-language technical support staff. The business service center is responsible for sales and customer care for the business sector. Our business service center’s marketing and sales force has three areas of focus: broadband access, traditional voice and specialized data services.

          Technical support is available to all residential and business customers on a 24-hour basis. Our records show that during the month of December 2007, we successfully resolved over 90% of all customer problems on first contact. Customers can obtain customer support by telephone, e-mail or fax. We also publish printed reference materials and maintain comprehensive descriptions of our customer care services on our website as well as troubleshooting tips and configuration information.

Network and Technology

          We continuously work on developing and enhancing our technology platform and infrastructure and aim to remain at the forefront of the communications market and to provide high quality service to our customers with stable and robust network and technology systems.

          We have invested heavily in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

          Our multi-purpose network supports broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services. Our network infrastructure is designed to provide customers with reliability and throughput, while minimizing our costs through efficient use of our international and domestic infrastructure. Reliability is primarily achieved through redundancy in mission critical systems, minimizing the number of single points of failure, that is, points where the failure of a single component of the network could interrupt service to customers. Throughput is achieved by deploying robust systems, diverse network architecture, multi-peered Internet backbone connections, efficient load balancing and high-speed switching cores. Efficient bandwidth allocation and management is achieved through constant monitoring of Internet traffic and web caching that optimizes the flow of traffic through our multiple Internet connections.

          In order to optimize the performance of our network and support systems, we consistently utilize some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Cisco, Amdocs, Nortel, PeopleSoft, BroadSoft, Juniper, Hewlett-Packard, IBM, Microsoft and Checkpoint.

ISP Network Infrastructure

          Our ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

Core

          The core tier of our network is built around three backbone datacenters (one in Tel Aviv and two in Petach-Tikva, all in central Israel). These three main sites are interconnected using a dense wavelength division multiplexing, or DWDM, optical ring which provides a total of 20 Gigabits per second bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve multiple levels of reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques such as traffic engineering and Service Level Agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as virtual private network, or VPN, access.

          The core edge is where our network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. We are directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). Our network edge spans to three of the world’s largest Internet hubs where we co-locate edge routers in order to peer with upstream providers. Those hubs are in New York, London and Frankfurt. This international and local reach of our network is designed to assure both geographical redundancy and efficient routing.

          We have approximately 7 Gigabits of Internet connection capacity between Israel, Europe and the United States, and a local Internet connection capacity of 30 Gigabits. We continuously monitor capacity demands on our network and expand network resources ahead of market demands. We operate a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to ensure that the quality of our service meets the standards provided in our SLAs, and immediately handle faults if those occur. Our network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our various datacenters and points of presence.

     Aggregation

          The aggregation tier aggregates the access tier into the core backbone using MPLS technology and 10 Gigabit Ethernet links. This tier is based on carrier grade Ethernet switches in a fully redundant topology.

     Access

          Our tiered network enables access between different network functions providing customers with three major connectivity options to access our network:

•	Broadband access: provided through either Bezeq, the incumbent local telephony operator, offering ADSL lines, or by HOT, the incumbent local cable provider that offers cable-modem access.

•

Leased line access: provided through third party transmission providers. Our leased line offerings include Frame Relay, E1, DS3, and Fast Ethernet lines. All business customers using this access are connected through dedicated routers in order to provide the highest level of service.

•	Wireless access: provided to customers that are located within close proximity to one of our PoPs or requiring point to point or point to multi-point connectivity.

International Telephony Switching Systems

          Through our international telephony switching systems, we have connections with international carriers in North America, South America, the Middle East, Western Europe, Eastern Europe, Asia and Africa. Our intelligent network platforms provide us with post and pre-paid services and international toll free services. These platforms give us the ability to build new services without using a vendor’s intervention. Our platforms also gives us the ability to connect with other telecommunications providers using IP connections as well as legacy time division multiplexed, or TDM, connections.

          Our international telephony services are provided to and from Israel by means of four marine communications cables designed for the rapid transfer of large capacity content. Most of the communication traffic to and from Israel is routed via the Lev and Med Nautilus submarine cable systems whose capacity far exceeds that of the other two cables, Emos-1 and CIOS. We use this infrastructure to provide our international telephony services under agreements with the owners of the rights to these cables.

Transmission Network

          An independent transmission infrastructure is used in order to connect our sites. The network is based on an X Display Manager, or XDM, platform at the core and a service delivery management, or SDM, platform at the edge. All elements are actively controlled and managed with network specific software.

          Our network implements Dense Wavelength Division Multiplexing, or DWDM, over leased fibers throughout our sites utilizing up to 32 wavelengths (of which currently 8 are being utilized) providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

          We provide broadband services from our Israeli sites in Petach-Tikva and Tel Aviv, which interconnect with both international and domestic carriers. We also have PoPs in Europe (London and Frankfurt) and the United States (New Jersey). These five sites create a multi-technology, multi-service, fully redundant network.

          Our IP network is able to ensure the proper quality of service for each application. This has enabled us to use the same IP network to support our international telephony operations as well as our Internet operations. In order to increase our voice network reach, we installed a VoIP gateway at our facility in Frankfurt. This gateway enables us to transmit calls in a more cost efficient manner between Israel and Europe. We intend to install such gateways at our other international facilities.

          In order to generate warnings, the anti-fraud system relies on a set of filters. Those filters are manually defined by our anti-fraud team. Our anti-fraud operation center is manned 24 hours a day, 365 days a year. The anti-fraud team investigates every warning message produced by the system. Because of the high level of sophistication of telephony hackers, the filters are updated manually and on regular basis to answer any new threat that hackers may devise and to make sure that our usage policy of the telephony system is imposed.

 VoIP Local Call System

          Our integrated VoIP local call system has been designed to provide smooth scalability. We have a class 4 switch in Petach-Tikva using a media gateway that enables connections under European and US standards and SIP, and ISDN user port, or ISUP, signaling. This platform gives us the ability to connect with other communications providers using IP connection as well as legacy TDM connection.

          We have a class 5 switch in Petach-Tikva with enhanced Internet access that enables customers to change and operate features of their telephone line by themselves. The platform offers a wide range of services including IP Centrex multimedia, IP infrastructure and security, provided by specialized routers, firewalls and a session boarder controller.

Competition

          We face competition in all segments of our operations. In each segment, competition to a large extent depends on price and quality of service. Some of our competitors and potential competitors may have greater financial, technical and marketing resources than we do. Moreover, our services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

          The markets for providing broadband services and traditional voice services are highly competitive and currently dominated by our company and two additional service providers. We believe that we, Bezeq International and NetVision account for substantially all of the Traditional Voice and broadband Internet access markets.

          We were the first company to provide VoB services in Israel and the first to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. 012 Telecom’s competitors in the local telephony market include Bezeq, HOT and two of the local cellular operators. We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect competition in this market to intensify in the future. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

          In the future, we may face additional competition in the international telephone market from cellular operators in Israel, such as Cellcom, Partner and Pelephone, if the Ministry of Communications lifts the restrictions currently preventing them from providing international telephony services, as well as from YES, Israel’s sole satellite television service provider.

          In the future, we may face additional competition for our services from cellular operators in Israel, such as Cellcom, Partner and Pelephone, which have already received ISP licenses, and from international ISPs. Moreover, companies that provide connections to consumers’ homes, such as Bezeq and HOT, are currently restricted from providing broadband Internet access and international telephony services. In the future, the Ministry of Communications may grant licenses to them or other providers for the operation of such services.

          We believe that we have competed favorably to date, based on our strong brand recognition, achieved principally through innovative marketing programs, and our emphasis on providing fast and reliable, high quality services and superior customer service and support.

Intellectual Property Rights

          Service marks and trademarks, trade secrets and other intellectual property are important to our success and competitive position. We rely on trademark law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries is uncertain and still evolving. Israeli trademark registrations may be renewed based on continued use. We also claim common law protection on certain names and marks that we have used in connection with our business activities.

Government Regulation

General

          The Israeli communications market is highly regulated and as a result a significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses. The Ministry of Communications has the regulatory authority and broad discretionary powers under the Communication Law and our licenses. The current policy of the Ministry of Communications is not to limit the number of licenses granted to qualified licensees.

     Licenses and Applications

          The table below lists the licenses that were granted to us, the type of services we offer under each of such licenses and their respective terms.

License	Services we provide	Expiration Date

International telephony license (general license)	Voice	June 2024 with possible extensions for 10 years each
• Outgoing and incoming international telephony services

• international calling cards services

Specialized data services

VoB and DFL license	Local data and voice services	December 2025 with possible
(granted to 012 Telecom Ltd., our wholly-owned subsidiary) (general license)		extensions for 10 years each
• Local telephony using VoB access

• Local telephony using dedicated lines based on PRI services

Local infrastructure and data services

ISP license (general license)	Internet services including broadband services (without voice)	June 2012

• ADSL/cable/dial-up Internet access

• Value-added services

• WiFi

WiMAX technology experimental license	Broadband, data, international and local voice service based on the WiMAX infrastructure	The experimental license for the city of Sderot and the Negev area will expire in September 2008; The experimental license for the city of Tel-Aviv will expire in April 2009.

Call routing license (special license)	Domestic and international outgoing pre-paid and post-paid calling card services	July 2008 (the Ministry is currently considering our request for an extension for an additional 5 year period)

Endpoint Network Services	Supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc.	January 2013

Terms of the Licenses

          Generally, the terms of the licenses granted to us are similar. In each case, the Ministry of Communications, under the terms of the licenses, has discretion over the form and scope of our customer agreements, and we may be required to revise such agreements if requested by the Ministry of Communications. The main terms of our licenses are as follows:

Service Provision

          Our international telephony license is a general license that requires us to provide our services on a universal and non-discriminatory basis. In addition, we are required to allow interconnections between our network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Interconnect Regulations as described under “Interconnect and other charges” below. Our licenses do not allow us to terminate or suspend services to our customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry of Communications.

          Under Israeli law and the provisions of our international telephony and DFL licenses, we must provide the Israeli security and defense forces with special services if required. Payment for such services is to be determined by agreement, on the basis of the reasonable expenses we incur to provide such services and the prices otherwise charged for these services.

Local Presence and Shareholding Requirements

          Regulations issued under the Communications Law require that our CEO, any member of our board holding an executive role, as well as a majority of the members of the board shall be citizens and residents of the State of Israel. In addition, we are required to maintain our center of operations in Israel.

          Our general licenses also require that Israeli residents and citizens have minimum shareholdings. In that regard, throughout the term of the VoB and DFL License, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

Minimum Achievement Commitments

          Our general licenses require that we achieve and maintain certain milestones. The VoB and DFL license requires us to provide services of a scope that will, in the aggregate, produce proceeds of not less than NIS 50 million over an aggregated period of three years from commencement of the services (a milestone which we expect to achieve). Under our international telephony license, we are required to maintain an irrevocable right to use an infrastructure system securing our ability to provide international connect services for a period of at least five years with sufficient scope to provide for at least 25% of our projected capacity requirements, which we have secured through our agreement with Med Nautilus.

Obligations in Relation to Holdings and Restrictions on Transfer

          Under the terms of our general licenses, the transfer or pledge of any of the “License Assets” (defined as the assets required by us for the provision of our services) requires the prior written consent of the Ministry of Communications. Such consent may be subject to conditions prescribed by the Ministry of Communications, which shall grant its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of our services.

          The pledge of License Assets does not require the prior written consent of the Ministry of Communications if it is made to an Israeli bank in connection with credit extended by the bank under an agreement in which the bank undertakes that foreclosure of the pledge will not cause any disruption to the provision of our services and provided that a prior notice of such pledge or transfer has been given to the director general of the Ministry of Communications.

          Our licenses require the approval of the Ministry of Communications for the acquisition of 5% or more of our means of control. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of our means of control or for the acquisition of our means of control providing its holder with the direct or indirect ability to have a significant influence over our operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of our means of control or for acquisition of our means of control providing its holder with the direct or indirect ability to direct our operations. In each case the ability to influence or direct our operations may arise from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of a director or an officer, and the holder of largest share of any type of means of control is deemed to have the ability to control our operations.

          The prior-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as a mean of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of Traded Means of Control does not involve a change of control. We have received such approval. Our general licenses require us to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control within 21 days of becoming aware of such acquisition.

          In addition, we are required to provide written notice to the Ministry of Communications within 21 days of becoming aware of an acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control. We are also required to apply for the approval of the Ministry of Communications of (i) any acquisition of our Traded Means of Control as a result of which any entity becomes a holder of 10% or more of our means of control, or (ii) an acquisition of 25% or more of our traded means of control, or (iii) an acquisition of our Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over our operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over us. Moreover, within the scope of the notice to the Ministry of Communications, we are required to apply for an approval of such acquisition. Such application is to be filed within 21 days of us becoming aware of such acquisitions.

          Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at a general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association.

          Similarly, our general licenses provide that a holder of means of control in us, or in our shareholder, may not grant a pledge over its holdings if as a result of foreclosing the pledge the pledge holder may (i) hold 5% or more of our means of control (25% or more in the case of a pledge granted to a bank), (ii) hold 25% or more of our means of control or means of control providing it the direct or indirect ability to have a significant influence over our activities, or (iii) 50% or more of our means of control or means of control providing it with the direct or indirect ability to control our activities. These rules do not apply if the pledge agreement requires the prior approval of the Ministry of Communications for the foreclosure of the pledge. There is no specific regulation with respect to the enforcement of this requirement or a requirement that the Ministry of Communications approves the pledge agreement. General provisions with respect to breach of the licenses apply.

          Furthermore, under our general licenses, we must maintain a minimum level of shareholders’ equity. Under our DFL (VoB) and international telephony licenses, our shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($5.9 million) and NIS 20 million ($4.7 million) respectively. Approval of the Ministry of Communications would be required under the terms of our special licenses if there is a change in our means of control.

          Under the Communications Law, a license, including any right granted under the license, is non-transferable, non-encumberable and incapable of being seized. However, the Ministry of Communications may, in special circumstances, allow the transfer of a license in the case of structural changes and upon the satisfaction of stipulated conditions, if the Ministry of Communications is convinced that all of the conditions satisfied by the transferor are satisfied by the transferee.

Interconnect and Other Charges

          We are required to interconnect our network to other public communications networks in Israel, on equal terms and without discrimination, in order to enable registered customers of all operators to communicate with one another. Similarly, Bezeq, HOT and all of the cellular operators must provide us with use of their networks for the purpose of transmitting our international and local fixed-line traffic, as well as with open access for the purpose of providing ISP services.

          The Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry of Communications establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

•

The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2005 from NIS 0.45 to NIS 0.32 per minute; as of March 2006, to NIS 0.29 per minute; as of March 1, 2007, to NIS 0.2659 per minute; and was further reduced to NIS 0.2327 per minute as of March 1, 2008.

•

The interconnect tariff payable by a landline operator for the completion of a call on another landline network is NIS 0.0432 per minute (NIS 0.0239 per minute at off-peak times). The Ministry of Communications announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

•

The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.25657 per minute. This tariff will be reduced to NIS 0.2327 per minute as of March 1, 2008.

          These tariffs do not include value added tax and are updated in accordance with the regulations in March of each year based on the change in the Israeli CPI published each January. We have agreements with Bezeq, Hot and the cellular operators establishing procedures of interconnecting our networks and allowing each operator to collect and remit the interconnect tariffs.

Indemnity and Insurance

          Our general licenses require us to fully indemnify the State of Israel with respect to any third party claim made against it in connection with the establishment, use, deployment and maintenance of our network and/or any other aspect of the services provided. In addition, we must consistently maintain adequate insurance coverage to the satisfaction of the Ministry of Communications.

Networks

          We are required to confirm, by performing periodic inspections, that our network infrastructure and services comply with all applicable standards and technical specifications established by the Ministry of Communications or any regulatory body in Israel or a foreign regulatory body recognized in Israel under a license.

Termination and Fines

          The Ministry of Communications may terminate our licenses if we materially default under the terms of the licenses, do not comply with the Ministry of Communications’ instructions or fail to cure a nonmaterial default within the prescribed grace period. Each of the licenses may also be terminated upon our bankruptcy, voluntary dissolution or the appointment of a receiver or liquidator, if means of control in our company are transferred without the necessary prior approval of the Ministry of Communications, or if the Ministry of Communications determines that it is required to terminate the license based on public policy considerations. In certain circumstances the Ministry of Communications may amend the terms of our licenses (for example in order to ensure the existence of competition or to adapt to recent technological changes). Each license grants the Ministry of Communications general access and inspection rights to our premises and books. Upon expiration or termination of a license, we are obligated to transfer our network infrastructure and related contracts to the subsequent license holder appointed by the Ministry of Communications. Compensation for such transfer is established on the basis of market prices assuming a going concern value.

          The Communications Law and our licenses allow the Ministry of Communications to impose upon us substantial fines for breach of the terms of our licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications has determined certain service-related terms in our license as “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

          Our general licenses require that we provide the Ministry of Communications bank guarantees to secure compliance with the terms of our licenses and payments of fines or indemnity we are required to pay to the Ministry of Communications. Accordingly, as of June 30, 2007, we have provided a bank guarantee of $4.8 million in connection with our international telephony license and a bank guarantee of $2.3 million in connection with our VoB and DFL license. The Ministry of Communications may call the bank guarantee if we breach a material term of our license, do not obtain proper insurance as required under the terms of the license, do not pay the required royalties, do not pay any fine that may be imposed upon us, or if the Ministry of Communications suffers damages as a result of cancellation of our license.

Extension of Licenses

          Our licenses provide that the original terms of the licenses may be extended by the Ministry of Communications for successive periods of ten years for the international telephony license and the VoB and DFL license and 5 years for the call routing license, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future.

Royalty Payments to the Ministry of Communications

          Under each of our general licenses, we are required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of our revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2%, which according to regulations issued by the Ministry of Communications will be reduced to 1.5% in 2009 and to 1.0% starting January 1, 2010.

          In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry of Communications in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion, or the Opinion, indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges. On April 17, 2008 we sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry of Communications responded to our letter and informed us that its demand regarding our alleged debt remains and that it has conducted several discussions on the subject and will notify us of its position shortly.

C.	ORGANIZATIONAL STRUCTURE

We have one wholly owned subsidiary: 012 Telecom Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

          Our corporate headquarters are currently located in a 6,700 square meter leased facility in Petach-Tikva, Israel. The annual rent for the premises is NIS 3.8 million ($1 million), linked to the Israeli CPI and the term of the lease ends in July 2012 and is subject to a renewal option for an additional five year period. We also rent (a) an additional 340 square meters in Petach-Tikva with the annual rent of NIS 153,840 ($40,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in September 2009 and is subject to a renewal option for an additional ten years; (b) an additional 4,200 square meters in Rishon Le’zion with the annual rent of NIS 1.46 million, ($380,000), linked to the Israeli CPI, under a lease that terminates in January 2009 and is subject to a renewal option for an additional five years; (c) an additional 800 square meters in Ramat-Gan with the annual rent of NIS 384,600 ($100,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in June 2011 and is subject to a renewal option for an additional 5 years; and (d) an additional 1,500 square meters in Petach-Tikva with an annual rent of NIS 615,360 ($160,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in January 2012 and is subject to a renewal option for an additional five years.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion of our results of operations should be read together with our audited consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

          We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

          We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2007, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2007 was 32% based on data contained in Bezeq’s 2007 annual report, an announcement by HOT as to the number of its customers and the number of broadband access customers we had. As of December 31, 2007, we provided services to approximately 1,041,000 registered household customers and approximately 78,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel, which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

          Prior to our initial public offering on October 30, 2007, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold is controlled by Eurocom Communications Ltd., one of Israel’s major communications groups. Internet Gold began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the Communications Business. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, we have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers, as well as the first license to conduct fixed WiMAX technology trials, which was later amended to also include mobile WiMAX trials.

          We began to plan for the integration with 012 Golden Lines upon the announcement of the acquisition in 2006 and completed the execution of our integration plan in the second quarter of 2008. During 2007, we began to realize projected synergies and cost savings, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems. We believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

          The cost of our acquisition of 012 Golden Lines was NIS 599.4 million, including expenses incurred with respect to the transaction, but not including NIS 289.6 million of debt, which represents the outstanding debt of 012 Golden Lines as of the date of acquisition. The consideration for the acquisition was paid in two installments in January 2007 and March 2007 including interest of 6.5% accrued from the dates the acquisition agreements were signed. We also agreed that upon a successful completion of a public offering of our securities, that a former minority shareholder of 012 Golden Lines will be entitled to receive additional consideration based on a formula. The additional consideration paid to the former minority shareholder was $262,000. In order to refinance a portion of the short-term debt that we incurred in connection with the acquisition, we issued an aggregate of NIS 427.0 million ($100.0 million) Series A debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

          Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 221% from NIS 343.1 million for the year ended December 31, 2006 to NIS 1,102.9 million ($286.7 million) for the year ended December 31, 2007 and our revenues increased at a compound annual growth rate, or CAGR, of 146% from NIS 182.2 million for the year ended December 31, 2004 to NIS 1,102.9 million for the year ended December 31, 2007. In an effort to further expand our customer base and increase penetration into existing markets, we plan to cross-sell our services and leverage advanced technologies to broaden our service offerings. We expect our revenues will continue to increase as we capitalize on our strategic position to offer VoB services and realize synergies from the acquisition.

          We operate in a highly regulated industry in Israel, which has undergone significant changes in the past decade, transitioning from a slow moving market, with a single state-owned carrier, Bezeq, to one that, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The Israeli communications market today is dominated by three main groups: Eurocom, our indirect controlling shareholder, The IDB Group and Bezeq, each with interests in several communications sub-sectors. The Ministry of Communications has mandated an “open access” policy, which requires Bezeq and HOT, the incumbent local cable provider, to provide access to their infrastructure, including last-mile access to homes and offices. The Ministry of Communications has also adopted a policy to encourage new entrants into the communications market, which has led to increased competition in the market. We face competition in all segments of our operations and we believe we maintain our competitive position based on the quality of our services and competitiveness of our price.

Revenues

          We earn revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers. Our customers can use our services on “as needed” basis or enter into monthly or longer term arrangements. Most of our subscribers may cancel their subscriptions at any time. We bill our residential customers for our services on a monthly basis and we are typically paid by credit card or bank debit order. Business customers are also billed on a monthly basis, and we generally receive payment in full within 10 to 70 days of invoice. We bill our cellular and carrier customers based on the number of minutes terminated or transferred by us, and the number of signaling messages sent and received. Our revenues are directly affected by the total number of residential and business customers we have, the volume of traffic from our cellular and carrier customers and the rates we charge for our service.

          During the years 2004 to 2006, both the broadband and traditional voice services markets experienced price erosion. The effect of the price erosion was partially offset in the broadband services market by the increased use of higher bandwidth by our customers for which we charged higher fees, and in the traditional voice market by the continued growth of the market and the increase in minutes used. We were able to further maintain our operating margins and profitability in the broadband and traditional voice services segments despite the price erosion by continued cost reductions. In 2007, prices in both the broadband and traditional voice services markets increased slightly as a result of the consolidation in these markets.

          Broadband services revenues primarily consist of monthly subscriptions for broadband access to the Internet. We also earn revenues from offering a diverse suite of value-added services that are incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and virtual private network, or VPN, services. We earn revenues for these services based either on fixed prices for the service or a negotiated fee. We also provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: capacity, distance and the type of technology used. Most specialized data services are provided under one to two year contracts.

          Revenues from traditional voice services are generated from payments based on the number of minutes the service is used by subscribers and the destination of the calls. We also offer our traditional voice services in monthly packages. As of December 31, 2007, we had approximately 807,000 customers registered in our database, of which approximately 392,000 customers used our voice services and were billed by us in 2007. In addition, we bill Israeli carriers for their customers’ use of our services, which in the year ended December 31, 2007, were generated from over 770,000 lines. We provide termination services to over 100 international carriers for their calls originating outside of Israel. We also provide hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

          Over the last three years, we have experienced significant growth, and expect future revenue growth in both our broadband and traditional voice segments. We believe that our VoB local telephony services will contribute to the growth in revenues from our broadband services segment.

          Most of our revenues are denominated in NIS, and the remainder is principally denominated in U.S. dollars.

          Customer Concentration. We sell our products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Costs and Operating Expenses

          In 2007, our costs and operating expenses were significantly impacted by our acquisition of 012 Golden Lines. While our costs and operating expenses increased significantly because of the increased scope of our operations, we believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

          Cost of Revenues. Our cost of revenues consists primarily of costs of network services, salaries and related expenses, facilities costs and depreciation and amortization expenses. Our network services costs include costs of connecting local telephone lines into our points of presence, international termination costs, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connections between our regional network operations centers, points of presence and the Internet backbone. We also include in our cost of revenues telecommunication services expenses related to traditional voice services. We have entered into interconnect agreements with several international carriers to allow us to provide global connectivity to our customers, and have spent significant sums on acquiring rights of use, or ROU, of international submarine fiber-optic cables to ensure the availability of adequate domestic and international bandwidth.

          We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing broadband and traditional voice services to our subscribers. Our cost of revenues also includes the costs of facilities used to provide technical services, royalties to the Ministry of Communications and the direct cost of the equipment sold to customers.

          The main cost items in the broadband services segment are the Internet connectivity costs and the technical support costs. While we have been purchasing increasing amounts of capacity to accommodate our customers’ bandwidth requirements, the average cost of bandwidth has decreased, and, therefore, our total Internet connectivity cost has been stable. In the traditional voice segment, the main cost item is the international and local termination costs. Our international termination rates have been stable and we expect no substantial changes in the near future. Local termination costs have gradually decreased over the last few years under the regulations issued by the Ministry of Communications. Cellular termination costs have gradually decreased since 2005 under the regulations issued by the Ministry of Communications and decreased further on March 1, 2008.

          Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives and channel marketing program partners and facilities costs related to sales and marketing.

          As a result of our integration with 012 Golden Lines, we expect to reduce the amounts spent on media advertisement, compared to the amounts spent in 2006, on a pro forma basis, and to reduce costs by achieving additional efficiency in managing our combined telemarketing and customer service operations.

          General and Administrative Expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease and maintenance payments for our administrative facilities, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and other pay.

          We expect that our general and administrative expenses will increase in future periods, principally due to additional costs associated with our becoming an independent public company. Among such costs are professional fees in connection with on-going compliance associated with us being a publicly traded company, including the establishment, documentation and testing of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act. We also expect to incur additional costs, such as directors’ and officers’ insurance and investor relations and communications. These additional costs will be partially offset by the synergies and cost savings we expect to achieve upon the completion of our integration with 012 Golden Lines, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems.

          Depreciation and Amortization. Our depreciation and amortization expenses primarily relate to our network equipment and capacity. The various income statement line items that include depreciation and amortization and the amount of depreciation and amortization included in each such line item for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year ended December 31,

	2005	2006	2007

	(NIS in millions)

Cost of revenues	19.1	18.0	72.4

Selling and marketing expenses	2.0	1.9	35.6

General and administrative expenses	1.7	1.5	3.7

          A significant portion of the expenses are allocated to our two operating segments, depending upon the department and segment to which the depreciated asset relates. Expenses are not allocated in circumstances where the costs have been incurred in relation to assets, such as network components and billing systems, serving both segments. In 2007, we began to incur additional costs resulting from the amortization of intangible assets resulting from our acquisition of 012 Golden Lines.

          Financial Income. Financial income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and cash equivalents and short term investments.

          Financial Expenses. Financial expenses include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks and related parties and on our Series A Debentures. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates on which payments were made in 2007, we entered into several hedging transactions. These transactions resulted in losses of NIS 15.6 million ($3.7 million). In 2007, we also incurred increased interest expense in respect of our Senior A Debentures issued to partially finance the acquisition of 012 Golden Lines.

          Income Tax. We record deferred tax assets based on the assessment of management. Management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits (expenses) that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize tax loss carry forwards.

          On May 9, 2007, we received authorization from the Israeli Tax Authorities for the transfer of the Communications Business on a tax free basis. As part of this authorization, we will be able to utilize our accumulated tax losses and recognize during 2007 a deferred tax asset in respect of our tax losses. As of December 31, 2007, we had historical operating tax loss carryforwards of approximately NIS 56 million and our 012 Telecom Ltd. subsidiary had operating tax loss carryforwards of approximately NIS 19 million. These operating loss carryforwards have no expiration date. However, the use of such operating loss carry forward is restricted under the tax ruling issued to us by the Israeli Tax Authority. See “Israeli Taxation–Ruling Issued by the Israeli Tax Authority.”

           Our management has assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management with respect to the consideration of positive and negative factors including benefits that could be realized from available tax strategies and future taxable income. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards or tax credits before their expiration.

          In determining the potential requirement to establish a valuation allowance, we have evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting our future taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, we have recorded a valuation allowance against our deferred tax assets resulting from capital loss carry forwards and our subsidiary’s operating loss carry forwards.

          On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order)–2005,” or the 2005 Amendment, which provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007, the tax rate was 29%, in 2008, the tax rate will be 27%, in 2009, the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, from 2010, upon reduction of our tax rate to 25%, real capital gains will be subject to tax of 25%.

          Key Performance Indicators. Our management evaluates our performance through focusing on our key performance indicators: number of registered and active customers, operating income and adjusted EBITDA. These key performance indicators are affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed. We monitor key operating and customer service metrics to review the overall performance of our business, improve customer service, maintain the quality of our network and reduce costs.

Impact of Critical Accounting Policies

          Our discussion and analysis of our financial condition and the results of our operations are based on our combined financial statements which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We, on an ongoing basis, evaluate our estimates, which are used for, but not limited to, the accounting for revenue recognition, allocations from Internet Gold, goodwill and intangible asset impairments, loss contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

          We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

          Basis of Presentation. Our combined financial statements prior to our initial public offering have been derived from the financial statements and accounting records of Internet Gold using the historical results of operations and historical basis of the assets and liabilities of the Communication Business transferred to us by Internet Gold. Significant assumptions and estimates have been used in the determination of cost allocations from Internet Gold included in our combined financial statements and the preparation of our historical financial information prior to our separation from Internet Gold. We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our future results of operations, financial position and cash flows, or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented. The combined financial statements prior to our initial public offering include allocations of certain of Internet Gold’s corporate headquarters’ assets, liabilities and expenses directly relating to the Communication Business that have been transferred to us. In addition, general corporate overhead has been allocated to us either based on the ratio of our costs and operating expenses to Internet Gold’s total costs and expenses or based on our revenue as a percentage of Internet Gold’s total revenue. The costs of these services charged to us are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company.

           Revenue Recognition. Substantially all of our revenue is derived from broadband and traditional voice services. Our remaining revenue, representing less than 5% of our total revenue, in each of the three years ended December 31, 2005, 2006 and 2007, was earned from ancillary sales of broadband equipment and products, such as routers. Revenue from broadband services is recognized as services are performed. Revenues from traditional voice services are recognized based on the number of minutes the service is used by customers and the destination of the calls. We apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. We have determined that EITF No. 00-21 requires us to account for the sale of products and the related cost of such products as a separate unit of accounting when such products are sold with accompanying services in a multiple element transaction. Product sales revenue is recognized upon the delivery of the product to the customer, based on its relative fair value only up to the amount of the consideration that is not contingent upon the completion/execution of other elements of the contract.

          Allowance for Doubtful Accounts. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for carrier and large business customers. We consider a number of factors in determining the proper level of the allowance, including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the creditworthiness of our customers. We evaluate our guidelines for providing for doubtful accounts on a frequent basis and examine the material parameters that might affect the assessment of our doubtful accounts, such as the tendency of a customer segment to make timely payments; rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

          Valuation of Long-lived Assets. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that we expect to hold and use is based on the amount by which the carrying value exceeds the fair value of the asset.

          We make significant assumptions and estimates in this process regarding matters such as determining asset groups and estimating future cash flows, remaining useful lives, discount rates and growth rates. We make assumptions about the remaining useful life of our long-lived assets based on the average life of our historical capital asset additions and our historical asset purchase trend. Because of the nature of our industry, we also assume that the technology changes in the industry render all equipment obsolete with no salvage value after their useful lives.

          Valuation of Goodwill. Under Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are reviewed annually (on December 31) for impairment, or more frequently, if impairment indicators arise. Intangible assets that have finite lives will be amortized over their useful lives and are subject to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment analysis for goodwill and other indefinite-lived intangible assets is also triggered by the performance of a SFAS No. 144 analysis.

          Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management. Furthermore, management measures results and allocates resources for the segment as a whole.

           Goodwill impairment is tested using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

          We generally determine the fair value of our reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we would perform the second step of the goodwill impairment test to determine the amount of impairment loss.

          Accounting for Income Taxes. We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined more likely than not to be recoverable.

          We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance, including the evaluation of all positive and negative evidence, our work plans and the analysis of scenarios for achieving these work plans. The underlying assumptions utilized in forecasting our future forecasted taxable income require judgment and may be subject to revision based on future business developments.

          Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of any reserves required for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses. We evaluate whether a liability must be recorded for contingencies based on whether a liability is probable and reasonably estimable.

          Acquisition of 012 Golden Lines. We accounted for the acquisition of 012 Golden Lines utilizing the purchase method of accounting. The application of purchase method accounting under SFAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert. Long-lived assets such as property and equipment will reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values, for example, customer relationships that were developed by the acquired company. Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

          The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to, future expected discounted cash flows for customer relationships, current replacement cost for similar capacity and obsolescence for certain property and equipment, comparable market rates for contractual obligations and certain investments and liabilities, expected settlement amounts for litigation and contingencies, and appropriate discount rates and growth rates.

          Determining the particular economic life for intangible assets and for tangible fixed assets involves the exercise of judgment and can materially affect the reported amounts for amortization of intangible assets and for depreciation for tangible fixed assets.

          We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated.

Results of Operations

          The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the periods indicated:

	Year ended December 31,

	2005		2006		2007

	NIS	%	NIS	%	NIS	%

Revenues:
Broadband	176,317	72.1	183,096	53.4	478,703	43.4
Traditional voice	68,059	27.9	159,990	46.6	624,185	56.6

Total revenues	244,376	100.0	343,086	100.0	1,102,888	100.0

Costs and operating expenses:
Cost of revenues	136,856	56.0	224,565	65.5	762,205	69.0
Selling and marketing	60,595	24.8	59,864	17.4	157,304	14.3
General and administrative	22,859	9.3	22,921	6.7	57,984	5.3
Impairment and other charges	–	–	10,187	3.0	10,433	0.9

Total costs and operating expenses	220,310	90.1	317,537	92.6	987,926	89.5
Income from operations	24,066	9.9	25,549	7.4	114,962	10.6
Financial income	1,197	0.5	1,829	0.5	4,694	0.4
Financial expenses	6,539	2.7	19,095	5.5	56,737	5.1

Net income after financial expenses	18,724	7.7	8,283	2.4	62,919	5.8
Income tax expenses (income)	6,972	2.9	10,315	3.0	23,027	2.1

Net income (loss)	11,752	4.8	(2,032)	(0.6)	39,892	3.6

Results of Operations

Year Ended December 31, 2006 Compared with Year Ended December 31, 2007

          Revenues. Our revenues increased by 221% from NIS 343.1 million for the year ended December 31, 2006 to NIS 1,102.8 million ($286.7 million) for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

          Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 44.1% of our total revenues for the year ended December 31, 2007, increased by 161% from NIS 183.1 million for the year ended December 31, 2006 to NIS 478.7 ($124.5 million) for year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

          Traditional voice services revenues, which represented 55.9% of our total revenues for the year ended December 31, 2007, increased by 290% from NIS 160 million for the year ended December 30, 2006 to NIS 624.2 million ($163.3 million) for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

          Cost of Revenues. Our cost of revenues increased by 239.4% from NIS 224.6 million for the year ended December 31, 2006 to NIS 762.2 million ($198.2 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. The increase is attributable to the expenses related to the growth in broadband services and the substantial growth in traditional voice services. Our cost of revenues as a percentage of revenues increased from 65% for the year ended December 31, 2006 to 69% for the year ended December 31, 2007 primarily from the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a higher cost of revenues than the provisioning of broadband services.

          Selling and Marketing Expenses. Our selling and marketing expenses increased by 162.6% from NIS 59.9 million for the year ended December 31, 2006 to NIS 157.3 million ($40.9 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for he first time. As a result of the integration we reduced the amount spent on media advertisement and achieved additional efficiencies in managing our combined telemarketing and customer service operations. Our selling and marketing expenses as a percentage of revenue decreased from 17.4% for the year ended December 31, 2006 to 14.3% for the year ended December 31, 2007.

          General and Administrative Expenses. Our general and administrative expenses increased by 153.3% from NIS 22.9 million for the year ended December 31, 2006 to NIS 58.0 million ($15.1 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our general and administrative expenses as a percentage of revenues decreased from 6.6% for the year ended December 31, 2006 to 5.3% for the year ended December 31, 2007. The decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts.

           Impairment and Other Charges. Our impairment and other charges were NIS 10.2 million ($2.7 million) for the year ended December 31, 2006 and NIS 10.4 million ($2.7 million) for the year-ended December 31, 2007. These charges represent non-recurring expenses relating to charges incurred in connection with the acquisition of 012 Golden Lines.

          Income from Operations. Our income from operations increased by 350.9% from NIS 25.5 million for the year ended December 31, 2006 to NIS 115.0 million ($29.9 million) for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines results for the first time.

          Financial Income. Our financial income increased from NIS 1.8 million for the year ended December 31, 2006 to NIS 4.7 million ($1.2 million) for the year ended December 31, 2007. The increase is primarily attributable to the investment of a portion of the proceeds from our initial public offering in short-term bank deposits.

          Financial Expenses. Our financial expenses increased from NIS 19.1 million for the year ended December 31, 2006 to NIS 56.7 million ($14.7 million) for the year ended December 31, 2007. The increase is related to the consolidation of 012 Golden Lines’ results for the first time and was also due to financing expenses with respect to the NIS 425.0 million ($110.5 million) of debentures that we issued during the period March to May, 2007. Our financial expenses net as a percentage of revenues decreased from 5.0% for the year ended December 31, 2006 to 4.7% for the year ended December 31, 2007.

          Income Tax Expenses. Our income tax expenses increased from NIS 10.3 million for the year ended December 31, 2006 to NIS 23.0 million ($6.0 million) for the year ended December 31, 2007. Income taxes for the year ended December 31, 2007 include 012 Golden Lines’ income tax expenses. On May 9, 2007, the Israeli Tax Authorities issued a ruling authorizing the transfer of the Communications Business to be treated on a tax-free basis. Under the ruling, we will be able to utilize our accumulated tax losses.

          Net Income (Loss). For the year ended December 31, 2006 we incurred a net loss of NIS 2.0 million compared with a net income of NIS 39.9 million ($10.4 million) for the year ended December 31, 2007. The improvement is primarily attributable to the consolidation of 012 Golden Lines’ results for the first time.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2006

          Revenues. Our revenues increased by 40.4% from NIS 244.4 million for the year ended December 31, 2005 to NIS 343.1 million ($89.2 million) for the year ended December 31, 2006. The increase was primarily due to a NIS 91.9 million increase in our revenues from our traditional voice services as well as a NIS 6.8 million increase in revenues from our broadband services.

          Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 53.4% of our total revenues for the year ended December 31, 2006, increased by 3.9% from NIS 176.3 million for the year ended December 31, 2005 to NIS 183.1 million ($47.6 million) for the year ended December 31, 2006. The increase was due to 20% increase in the number of customers and a greater number of value-added services sold to our customers.

          Traditional voice services revenues, which represented 46.6% of our total revenues for the year ended December 31, 2006, increased by 135% from NIS 68.1 million for the year ended December 31, 2005 to NIS 160.0 million ($41.6 million) for the year ended December 31, 2006. The increase was primarily due to our aggressive penetration of the traditional voice market in Israel, which resulted in a 416% increase in revenues from hubbing services for carriers.

          Cost of Revenues. Our cost of revenues increased by 64.1% from NIS 136.9 million for the year ended December 31, 2005 to NIS 224.6 million ($58.4 million) for the year ended December 31, 2006. Our cost of revenues as a percentage of revenues increased from 56% for the year ended December 31, 2005 to 65.5% for the year ended December 31, 2006. The increase is related to the increase in our revenues and is primarily due to NIS 84.6 million ($22.0 million) of higher network costs associated with our traditional voice services, in particular the growth in our hubbing services for carriers. Hubbing services historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

          Selling and Marketing Expenses. Our selling and marketing expenses decreased by 1.2% from NIS 60.6 million for the year ended December 31, 2005 to NIS 59.9 million ($15.6 million) for the year ended December 31, 2006. Our selling and marketing expenses as a percentage of revenues decreased from 24.8% for the year ended December 31, 2005 to 17.4% for the year ended December 31, 2006. The decrease is primarily attributable to a decrease in salaries and related expenses of NIS 2.4 million ($620,000) and the fact that we were able to maintain the same level of expenses while continuing to increase our revenues. We were also more effective in our advertising and marketing initiatives, which were 11.1% of total revenues in 2005, but only 8.5% of total revenues in 2006.

          General and Administrative Expenses. Our general and administrative expenses remained constant at NIS 22.9 million ($6.0 million) for the year ended December 31, 2005 and 2006. Our general and administrative expenses as a percentage of revenues decreased from 9.3% for the year ended December 31, 2005 to 6.7% for the year ended December 31, 2006, due to the fact that we were able to maintain the same level of expenses while continuing to increase our revenues.

          Impairment and Other Charges. In the year ended December 31, 2006, we had impairment and other charges of NIS 10.2 million ($2.7 million). We did not incur any such charges in 2005. Our impairment and other charges, as a percentage of revenues was 3% for the year ended December 31, 2006. On December 31, 2006, as a result of the 012 Golden Lines acquisition, we decided to abandon our previous plans to develop our own billing and customer relationship management, or CRM, software systems, and to gradually integrate and migrate our existing systems to the 012 Golden Lines billing and CRM applications. At the date of acquisition, we ceased the development of our billing and CRM systems and wrote off all of the capitalized software that was under development.

          Income from Operations. Our income from operations increased by 6.2% from NIS 24.1 million for the year ended December 31, 2005 to NIS 25.5 million ($6.6 million) for the year ended December 31, 2006. The increase was due to the NIS 10.4 million ($2.7 million) increase in our income from operations from our traditional voice services, which was derived primarily from our penetration of the traditional voice market in Israel and increased hubbing revenues. This increase was partially offset by the higher costs of revenues of the hubbing activity.

          Financial Income. Our financial income increased by 52.8% from NIS 1.2 million in the year ended December 31, 2005 to NIS 1.8 million ($470,000) for the year ended December 31, 2006. The increase was primarily due to the devaluation of the dollar against the NIS.

          Financial Expenses. Our financial expenses increased by 192% from NIS 6.6 million for the year ended December 31, 2005 to NIS 19.1 million ($5.0 million) for the year ended December 31, 2006. Our financial expenses as a percentage of revenues increased from 2.7% for the year ended December 31, 2005 to 5.6% for the year ended December 31, 2006. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates on which payments were to be made in 2007, we entered into hedging transactions. These transactions resulted in losses of NIS 15.6 million ($4.1 million).

          Income Tax Expenses. Our income tax expenses increased by 47.9% from NIS 7.0 million for the year ended December 31, 2005 to NIS 10.3 million ($2.7 million) for the year ended December 31, 2006. Our income tax expenses as a percentage of revenues increased from 2.9% for the year ended December 31, 2005 to 3.0% for the year ended December 31, 2006. The increase was primarily due to certain expenses that cannot be deducted for tax purposes, which are directly or indirectly related to the acquisition of 012 Golden Lines.

          Net Income (Loss). For the year ended December 31, 2006, we had a net loss of NIS 2.0 million ($520,000) compared with a net income of NIS 11.8 million for the year ended December 31, 2005. Net income for the year ended December 31, 2006 includes the effect of one-time charges and the impairment of certain assets made in anticipation of the acquisition of 012 Golden Lines and financial expenses incurred from hedging transactions associated with the acquisition of 012 Golden Lines.

Seasonality

          We have experienced seasonal variations in the revenues and operating results of our traditional voice segment. Historically, we have generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services by tourists during the summer vacation season, mainly in outgoing minutes and roaming services. Therefore, traditional voice segment may continue to be higher in the third quarter, which could result in our revenues being flat or slightly down in the fourth quarter.

Impact of Currency Fluctuation and of Inflation

          We report our financial results in NIS and receive payments in NIS for most of our sales, while a significant amount of our expenses, primarily settlements with carriers, are paid in US dollars. Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the NIS cost of our operations in Israel increase. If the NIS cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

          The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

           A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results in US dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Conditions in Israel

          We are incorporated under the laws of, and our principal offices are located in the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Political Conditions

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

          In addition, some of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Trade Relations

          Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

          Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which included a redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Recently Issued Accounting Standards

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB approved FSP 157-2, which grants a one-year deferral of SFAS No. 157’s fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. We believe that the adoption of SFAS No. 157 will not have a material impact on our company’s financial position and results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We believe that the adoption of SFAS No. 159 will not have a material impact on our company’s financial position and results of operations.

          In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R, and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements–an amendment to ARB No. 51,” or SFAS 160. SFAS 141R and SFAS 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We believe that the adoption of SFAS No. 141R and 160 will not have a material impact on our company’s financial position and results of operations.

          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS 161 does not change the accounting treatment for derivative instruments. SFAS 161 will be effective for our company in the first quarter of fiscal year 2009.

B.	LIQUIDITY AND CAPITAL RESOURCES

          From our inception in 1999 until our initial public offering in October 2007 we operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent from its financial resources. Our parent company has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with additional long-term financing, which amounted to NIS 102.9 million ($24.2 million) at December 31, 2007, bearing an interest rate of the prime interest published from time to time by the Bank of Israel, which was 5.75% as of December 31, 2007. Prior to our acquisition of 012 Golden Lines, 012 Golden Lines financed its investments and operations principally from cash flow from operations and through short-term bank loans and revolving short-term bank credit. As of December 31, 2006, 012 Golden Lines had cash and cash equivalents of NIS 8.7 million ($2.0 million) and a working capital deficit of NIS 328.1 million ($85.3 million). During the year ended December 31, 2007, we raised NIS 427.0 million ($100.0 million) by issuing debentures, as further described below, and received shareholder loans and capital contributions from our parent company in the amounts of NIS 102.9 million ($26.8 million) and NIS 179.3 million ($46.6 million), respectively.

          During the period from March 2007 to May 2007, we issued a total of NIS 425.0 million ($100.0 million) of Series A Debentures. The Series A Debentures were issued to repay the indebtedness we incurred in connection with the acquisition of 012 Golden Lines. The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The Series A Debentures bear annual interest at the rate of 5.85%, which was decreased to an annual interest rate of 4.75% when they were listed for trading on the Tel Aviv Stock Exchange following out dual listing on the TASE after our IPO.

          The Series A Debentures allow us to issue additional series on the same terms, providing that such actions do not cause the credit rating of the Series A Debentures to decrease below the rating existing prior to the issuance of the additional series. We are prohibited from creating any liens on our assets without the prior approval of a majority of the holders of the Series A Debentures. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. We are entitled to make an early redemption of the Series A Debentures, in whole or in part, in the last two weeks of each quarter upon payment of the higher of the principal, accrued interest and linkage differences as of that date, or the present value of future cash flows as of that date based on a yield of Israeli Government Bonds + 0.3%. The Series A Debenture holders are entitled to demand the immediate repayment of the Series A Debentures or are obligated to do so if a resolution is passed in a general meeting of the Series A Debenture holders by a majority vote in the event of a winding-up, dissolution or liquidation of our company, non-payment of any amounts due and payable, foreclosure of our principal assets, or a breach of a material provisions of the Series A Debenture agreement. As of the date of this annual report we are in compliance with all of the above covenants.

          As of December 31, 2006 and 2007, we had cash and cash equivalents of NIS 38.0 million and NIS 229.7 million ($59.8 million), respectively, and we had a working capital deficit of NIS 882.7 million at December 31, 2006 and working capital of NIS 83.8 million ($21.8 million) at December 31, 2007, reflecting our receipt of $77.7 million in proceeds from our initial public offering.

          As of December 31, 2007, we had borrowings of NIS 2.4 million ($0.6 million) under our lines of credit with five banking institutions in Israel, and the unutilized portion of our lines of credit was NIS 66.1 million. The lines of credit provide for interest at annual average rate of 5.3%. In relation to these credit lines, we agreed not to pledge any of our assets to any person. In addition, pursuant to the terms of these credit lines, Internet Gold is required to maintain its ownership position in our company above 51%. These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

          As of December 31, 2007, we also owed NIS 105.7 million ($27.4 million) to Internet Gold pursuant to a long term loan. As of December 31, 2007, the effective interest rate on this loan was 5.5%. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. See “Related Party Transactions.”

          Over the next 12 months, we expect cash flows from our operating activities, along with the net proceeds from this offering and our existing cash and cash equivalents, to be sufficient to fund our operations.

          We made capital expenditures for property and equipment of NIS 14.1 million in the year ended December 31, 2005, NIS 11.2 million in the year ended December 31, 2006, and NIS 57.9 million ($15.1 million) in the year ended December 31, 2007. The increase in our property and equipment as of December 31, 2007 resulted mainly from our investments in network equipment and computers.

          We also entered into agreements for the purchase of ROU in international fiber optic cables to service the increasing bandwidth requirements of our broadband services customers. We made cash payments for ROU of international fiber optic cables of NIS 40.7 million in the year ended December 31, 2005, NIS 35.4 million in the year ended December 31, 2006, and NIS 41.5 million ($10.8 million) in the year ended December 31, 2007. In addition, through the acquisition of 012 Golden Lines, we purchased ROU of international fiber optic cables in the amount of NIS 173.2 ($40.8 million).

          Our capital expenditure plans for the year ending December 31, 2008 are estimated to be NIS 71.4 million ($18.6 million), mainly for continued integration of our network and construction of new hosting premises.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	2005	2006	2007

	(NIS in thousands)

Net cash provided by operating activities	18,941	38,105	222,150
Net cash used in investing activities	(13,582)	(16,293)	(636,444)
Net cash provided by (used in) financing activities	(5,359)	16,175	614,542
Net (decrease) increase in cash and cash equivalents	–	37,987	200,248
Effect of exchange rate changes	–	–	(8,340)
Cash and cash equivalents at beginning of period	–	–	37,987
Cash and cash equivalents at end of period	–	37,987	229,895

Operating Activities

          Net cash provided by operating activities in 2005, 2006 and 2007 was NIS 18.9 million, NIS 38.1 million and NIS 222.2 million ($57.8 million), respectively. Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 221% from NIS 343.1 million for the year ended December 31, 2006 to NIS 1,102.9 million ($286.7 million) for the year ended December 31, 2007. During this period, our cash balances have been materially affected on both a quarterly and annual basis by our net income from operations, depreciation and amortization and by other changes in our working capital.

Investing Activities

          Net cash used in our investing activities was NIS 13.6 million in 2005, NIS 16.3 million in 2006 and NIS 636.4 million ($165.5 million) in 2007, respectively. The increase in the net cash used in investing activities in the year ended December 31, 2007 is mainly due to the payment of NIS 585.6 million ($152.3 million) of payables related to the 012 Golden Lines acquisition.

Financing Activities

          Net cash used in financing activities in 2005 was NIS 5.4 million, while net cash provided by financing activities was NIS 16.2 million in 2006 and NIS 614.5 million ($159.8 million) in 2007. During 2007, our financing activities included changes in short-term bank debt, the receipt of loans and a contribution from our parent company, the issuance of NIS 425 million ($100 million) of Series A Debentures and net proceeds of $77.7 million from our initial public offering.

C.	RESEARCH AND DEVELOPMENT

          We are not engaged in any research and development.

D.	TREND INFORMATION

          We have experienced significant growth in the last few years. As part of our growth strategy, we acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. With this acquisition, our total assets increased to NIS 1,371.6 million as at December 31, 2006 from NIS 223.4 million as at December 31, 2005. As of December 31, 2007 our total assets increased to NIS 1,562.2 million ($406,182 million). Our revenues increased to 1,102.9 million ($244.4 million) for the year ended December 31, 2007 from NIS 343.1 million for the year ended December 31, 2006, primarily due to our acquisition of 012 Golden Lines. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues increased to NIS 343.1 million for the year ended December 31, 2006 from NIS 244.4 million for the year ended December 31, 2005. We do not expect that our revenues in 2008 will grow at the same pace as in prior years.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We are not a party to any material off-balance sheet arrangements, other than as disclosed under “Tabular Disclosure of Contractual Obligations” with respect to operating leases. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

          The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods:

		2008	2009-2010	2011-2013

Contractual Obligations	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years

	(NIS in thousands)

Long-term debt obligations including interest	667,148	111,694	243,400	195,017	117,037
Obligations for O&M on fiber optic cables	399,361	25,821	53,569	83,015	236,956
Payments in respect of long-term financial arrangements (1)	112,117	23,454	42,189	46,474	0
Purchase of ROU’s of fiber optic cables	67,657	12,453	25,974	23,749	5,481
Operating lease obligations.	56,814	14,640	21,645	12,980	7,549
Purchase obligations	1,861	1,861	0	0	0

Total	1,304,958	189,924	386,777	361,235	367,022

(1)

Interest on our credit facilities is calculated using Israeli Prime Rate in effect on December 31, 2007. Because the interest rate under the credit facility is variable, actual payments may differ. Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

           Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch	60	Chairman of the Board of Directors
Eli Holtzman	58	Vice Chairman of the Board of Directors
Hana Rado	49	Outside Director
Debbie Saperia	41	Outside Director
Aliza Schloss	54	Director
Doron Turgeman	40	Director
Anat Winner	48	Director
Stella Handler	46	Chief Executive Officer
Doron Ilan	40	Chief Financial Officer
Yaackov Nadborny	43	Vice President of Marketing
Ori Watermann	33	Vice President of Residential Division
Max Blumberg	35	Chief Technology Officer
Tal Granot	31	Vice President of Human Resources
Yaron Steinberg	43	Vice President of Business Division

          There are no family relationships among any of our directors or executive officers.

          Shaul Elovitch has served as chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves on the board of Smile.Media, our sister company.

          Eli Holtzman served as our chief executive officer and a director from March 2000 until January 2007 and has served as our vice chairman since January 2007. Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and a director since July 1999. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University. Mr. Holtzman also serves on the board of Smile.Media, our sister company.

          Hana Rado has served as the chief operating officer and chief financial officer of McCann Erickson Israel, an advertising group, since 2000. From 1995 to 2000, Ms. Rado was employed by the Strauss Group in several positions, such as the financial manager of sales and distribution division, SAP project manager and the finance manager of the food division. Ms. Rado serves as an outside director of Excellence Nessuah Brokerage Services Ltd. Ms. Rado holds a BA degree in biology, an MBA degree in accountancy and finance, and is a certificated teacher, all from Tel Aviv University.

          Debbie Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005. Ms. Saperia has also served has an outside director of Harel Investment House Ltd., an Israeli public company, since 2006. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico Group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds a LL.B (Hons.) degree from the University of Manchester.

          Aliza Schloss has served as a director of Internet Gold since July 2005. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp. Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in political science and M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

          Doron Turgeman has served as Internet Gold’s deputy chief executive officer since October 2004 and as chief financial officer and vice president of finance since May 2001. Mr. Turgeman serves as deputy chief executive officer and chief financial officer of Smile.Media, our sister company. Mr. Turgeman holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem and he is a certified public accountant (CPA).

          Anat Winner has served as a director since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as director of Internet Gold and Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and Tel Aviv Stock Exchange. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

          Stella Handler joined us as our chief executive officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1997, Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer since 2002. From 1992 to 1997 Ms. Handler was the Head of Subsidiary Companies Division of Bezeq The Israel Telecommunication Corp., Ltd., responsible for control, management and operations of all subsidiary companies. Ms. Handler has an M.B.A. in Business Administration and an M.A. in Economics from Hebrew University, Jerusalem.

          Doron Ilan joined us as our chief financial officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1998, Mr. Ilan was employed by 012 Golden Lines and served as its chief financial officer and vice president-finance since 2003. Prior to joining 012 Golden Lines, he worked for five years at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Ilan has an M.B.A. and a B.A. in Economics and Accounting from Bar-Ilan University, Tel Aviv. Mr. Ilan is also a Certified Public Accountant in Israel.

          Yaackov Nadborny was appointed vice president-marketing in January 2007 upon our acquisition of 012 Golden Lines. Mr. Nadborny was employed by 012 Golden Lines as the business development manager since 2004, and was appointed vice president-marketing in 2005. From 2001 to 2003, he served as the senior financial advisor to the Director General of the Israeli Ministry of Industry and Trade, and from 1998 to 2001 Mr. Nadborny was the hi-tech division manager for the Israeli Export Institute. For 10 years, starting in 1987, Mr. Nadborny served as branch chief in the Israeli General Security Services. Mr. Nadborny received a B.A. in business administration from the College of Management Academic in Rishon Lezion, specializing in computer and information technology.

          Ori Waterman was appointed vice president residential division in 2007 upon our acquisition of 012 Golden Lines. Mr. Waterman was the customer division manager for Internet Gold from 2005. From 2002 to 2005, he managed the business services and customer relations division of Office Depot (Israel) and prior to that was manager of the SME business sector for Pelephone Communication and served in management capacities for Leumi Card and Eurocom-Nokia. Mr. Waterman has a B.A. in business administration from Ruppin Academy.

          Max Blumberg was appointed vice president-technology in 2007 upon our acquisition of 012 Golden Lines. Prior to that, since 2002, he was the chief technical officer for Internet Gold, having joined Internet Gold in 2000 as the information system manager. Mr. Blumberg has a B.A. in computer science and mathematics from Netanya College.

          Tal Granot was appointed vice president-human resources in 2007 upon our acquisition of 012 Golden Lines. Ms. Granot held that position at Internet Gold since 2006. Prior to that, since 2000, she acted as team leader, area manager and customer sales manager for Internet Gold. Ms. Granot has a B.A. in business management from Tel Aviv’s Management Institute.

          Yaron Steinberg was appointed vice president-business division in January 2007 upon our acquisition of 012 Golden Lines. Mr. Steinberg was employed by 012 Golden Lines from 1997 as the manager of the business sector (sales and service department), and was appointed vice president-business sector (sales and customer relations) in 2003. From 1996 to 1997, he served as vice president-new business development for Adir International Services Corp. Ltd., having started there in 1994 as the director of their northern district. Mr. Steinberg has a B.A. in business management from the branch of Derby University in Israel.

B.	Compensation

Compensation of Officers and Directors

          The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2007 was approximately NIS 5.9 million ($1.5 million).

          Prior to our initial public offering we did not pay our directors for their services. We intend to compensate our outside directors and our independent directors, at a rate equal to the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, in each case linked to the Consumer Price Index.

C.	Board Practices

Corporate Governance Practices

          As an Israeli company, we are subject to various corporate governance practices under Israeli law relating to such matters as outside directors, the audit committee and internal auditor. These matters are in addition to the requirements of NASDAQ and other applicable provisions of U.S. securities laws. Under NASDAQ Marketplace Rules, a foreign private issuer may generally follow its home country rules of corporate governance instead of the comparable requirements of NASDAQ Marketplace Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of rules of the Securities and Exchange Commission.

          In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee consists solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. However, because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we are exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our Board of Directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors. In any event, our audit committee must have at least three members and be comprised only of directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Board of Directors and Officers

          According to the Israeli Companies Law–1999, or the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

          Our current board of directors consists of seven directors including two directors who qualify as outside directors, as required by the Israeli Companies Law, and who also qualify as independent directors under the applicable U.S. securities law requirements and NASDAQ Marketplace Rules.

Election of Directors

          Our articles of association provide that we may have no less than two and no more than ten directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are appointed, provided that the total number of directors will not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

          The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise,” as such term is defined in the regulations promulgated under the Israeli Companies Law. In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”

          As a controlled company within the meaning of NASDAQ Marketplace Rules, we intend to rely on the exemption provided to controlled companies with respect to the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside Directors

          Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as defined in the Israeli Companies Law. However, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as a outside director following the company’s first public offering. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. Regulations recently promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

          At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, as an Israeli company listed on the NASDAQ Global Market, we would no be required to appoint an outside director who has “accounting and financial expertise,” if another director with “accounting and financial expertise” serves on the board of directors who is an independent director under the NASDAQ Marketplace Rules and provided that all of our outside directors have “professional qualifications.”

          The outside directors are elected by shareholders at a general meeting, provided that either:

•

The majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

•

The majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

          In general, outside directors serve for a three-year term and may be reelected to one additional three-year term, if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

          An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

          Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

          A company may not engage an outside director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an outside director.

          Subsequent to our initial public offering, Ms. Rado and Ms. Saperior were elected as outside directors under Israeli law. Ms. Rado has “accounting and financial expertise,” and Ms. Saperior has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Independent Directors

          In general, NASDAQ Marketplace Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we are exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our board of directors. However, because the controlled company exemption does not extend to our audit committee, it must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

          Our Board of Directors has determined that Ms. Rado, Ms. Saperior and Ms. Winner qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

Code of Business Conduct and Ethics

          We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, comptroller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined by applicable Securities and Exchange Commission rules. Our Code of Business Conduct and Ethics will be publicly available on our website at www.012.net. If we make any substantive amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by applicable law.

Audit Committee

          Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

          In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

          Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

          Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Ms. Rado and Ms. Saperior, our outside directors under the Israeli law, and Ms. Winner, who serves as the chairman of the audit committee. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter.

          Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NASDAQ Marketplace Rules which include:

•

Oversight of the company’s independent registered public accounting firm, and recommending the engagement, compensation or termination of the company’s independent registered public accounting firm to the board of directors, subject to shareholder ratification in accordance with Israeli law;

•	Recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors;

•	Recommending the engagement or termination of office of the company’s internal auditor; and

•	Approval of transactions with office holders, controlling shareholders and other related-party transactions, as described below.

          Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. For such purpose, the term controlling shareholder is a shareholder who has the power to direct the company’s operations, other than by virtue of being a director or other office holder of the company and includes a shareholder that holds 50% or more of the voting rights in a public company, or a shareholder who has the power to direct the conduct of the company, if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25% or more of the voting rights of the company (two or more persons who have a personal interest in the approval of the transaction are deemed to be joint holders). The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

          Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

NASDAQ Exemptions for a Controlled Company

          As a controlled company, within the meaning of NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of Rule 4350(c) of the NASDAQ Marketplace Rules that would otherwise require us to have:

•	A majority of independent directors on the board of directors;

•

Compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	Director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

          See “Risk Factors–Risks Related to Our Relationship with Internet Gold, Smile.Media and Eurocom Communications Ltd.”

Internal Auditor

          Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent registered public accounting firm or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to appoint one director or more or the general manager of the company or any person who serves as a director or as general manager of the company. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Our internal auditor is Mr. Ilan Chaikin, CPA.

Directors’ Service Contracts

          There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders and in specific circumstances only by our audit committee and our board of directors.

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

          The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the Board and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

          In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

          The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of liability of any of its office holders arising from their acts or omissions performed in such capacity for:

•	A breach of his or her duty of care to the company or to another person;

•

A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

•	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•

Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

          In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

          The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•

a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

          In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

          Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Our officers and directors are covered by the directors’ and officers’ liability insurance policy of Internet Gold that provides coverage of not more than $5 million for any one matter and in the aggregate. We have undertaken to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

D.	Employees

          On December 31, 2007, we had 511 full-time employees and 1,200 part-time employees, and at December 31, 2006, we had 553 full-time employees and 1,313 part-time employees.

E.	Share Ownership

          The following table sets forth certain information as of June 23, 2008 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Shaul Elovitch(3)	10,768,263	42.46%
Eli Holtzman	–	–
Hana Rado	–	–
Debbie Saperia	–	–
Aliza Schloss	–	–
Doron Turgeman	–	–
Anat Winner	–	–
Stella Handler	–	–
Doron Ilan	–	–
Yaackov Nadborny	–	–
Ori Watermann	–	–
Max Blumberg	–	–
Tal Granot	–	–
Yaron Steinberg	–	–
All executive officers and directors as a group (14 persons)	10,768,263	42.46%

* Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 25,360,000 ordinary shares issued and outstanding as of June 23, 2008.

(3)

Internet Gold, our controlling shareholder, holds 18,370,000, or 72.4% as of June 23, 2008, of our ordinary shares. Eurocom Communications holds approximately 58.82% as of June 23, 2008, of Internet Gold’s ordinary shares. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

2007 Equity Incentive Plan

          Our 2007 Equity Incentive Plan allows us to grant awards that qualify under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. Our 2007 Equity Incentive Plan is subject to the approval of the Israeli Tax Authority. As of December 31, 2007, we had not issued any awards under our equity incentive plan.

          Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant consultants awards under our equity incentive plan; however, such persons will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that will be available for grant under our plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that we grant under the plan with a per share or unit purchase price lower than 100% of fair market value of our ordinary shares on the date of grant and by one share for each option that we grant under the plan.

          We intend to submit a request to the Israeli Tax Authority to approve our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We intend to grant awards at fair market value. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options that qualify under Section 102 for tax purposes.

          Restricted shares, restricted share units and options granted under our equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

          If during the sixty-day period after termination of employment, the employee is subject to a “blackout period” pursuant to our insider trading policy or otherwise, during which, the employee may not sell underlying shares, then the employee may exercise any unexercised options, which were vested on the date of termination of employment, until the later of (a) twenty-five days after the blackout period is lifted; or (b) sixty days from the date of termination of employment.

          An employee who terminates his or her employment with us due to retirement or disability may exercise his or her vested options within one year of the date of retirement or within two years of the date of the disability. Any such employee with a right to compensation pursuant to vested restricted shares or vested restricted share units at the time of such termination shall receive such compensation within 30 days of the termination. Any expired or unvested options, restricted shares, or restricted share units immediately return to the plan for reissuance.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          Internet Gold owns approximately 18,370,000, or 72.4%, of our outstanding shares. Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications, which holds 58.82% of its ordinary shares, as of June 23, 2008. Eurocom Communications is controlled by Mr. Shaul Elovitch, our chairman and the chairman of the board of Internet Gold and Eurocom Communications.

The following table sets forth certain information as of June 23, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Internet Gold	18,370,000	72.4%
Wellington Management Company, LLP (3)	1,377,040	5.43%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 25,360,000 ordinary shares outstanding as of June 23, 2008.

(3)	Based solely on information reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008.

Significant Changes in the Ownership of Major Shareholders

          None other than the changes resulting from our initial public offering.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 26, 2008, there were two holders of record of our ordinary shares, of which one record holder holding approximately 27.6% of our ordinary shares had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 27.6% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

          We provide broadband and traditional voice services to companies affiliated with the Eurocom group at our customary rates and charges. During the years ended December 31, 2005, 2006 and 2007, our revenues from the Eurocom group, not including Internet Gold, were NIS 2.5 million, NIS 2.5 million and NIS 2.9 million ($754,000), respectively. Our revenues from Internet Gold and Smile.Media did not exceed $10,000 in any of these periods. We expect to continue to provide such services in the future. We also have a marketing agreement with YES, an affiliate of the Eurocom group, regarding benefits received by certain of our mutual customers. The amounts of this agreement are immaterial.

          Internet Gold has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with a long-term loan of NIS 100.6 million ($26.2 million) at March 31, 2007, bearing the prime interest rate published from time to time by the Bank of Israel. The loan is callable beginning October 1, 2008; however, we may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources.” As of December 31, 2007, we also have an outstanding payable balance with Internet Gold of NIS 1.1 million ($287,000), which bears no interest.

          We have entered into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, we have granted to Internet Gold “demand” registration rights that allow it, at any time after one year following the consummation of our initial public offering on October 2007, to request that we register under the Securities Act of 1933, as amended, some or all of our ordinary shares it owns. Internet Gold is entitled to an aggregate of five demand registrations. We are not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. We are also not required to effect more than one demand registration during the first 12 months following our initial public offering or more than one demand registration during any 12-month period thereafter. We are not obligated to grant a request for a demand registration within 90 days of any other demand registration. Internet Gold also has “piggyback” registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

          Under the registration rights agreement we have agreed to indemnify Internet Gold against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from Internet Gold. We will pay all expenses incident to any demand registration, and Internet Gold will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

          We have agreed that, for as long as Internet Gold is required to consolidate our results of operations and financial position or account for its investment in our company pursuant to the equity method of accounting, we will maintain the same fiscal year end and accounting periods as Internet Gold, and to the extent possible conform our financial presentation with that of Internet Gold. We have agreed to use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of Internet Gold’s financial statements. We have also agreed to provide to Internet Gold and its independent auditors all information required for Internet Gold to meet its schedule for the filing and distribution of its financial statements and to make available to Internet Gold and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Internet Gold and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Internet Gold accounting policies and to notify and consult with Internet Gold regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

          On December 31, 2006, we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd., as part of our internal restructuring for no consideration. In connection with the transfer, we agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer.

          Internet Gold, Smile.Media and we have agreed to mutually share certain information in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation. We have also agreed to provide mutual access to historical records relating to businesses that may be in our possession.

          We have entered into an agreement with Internet Gold and Smile.Media under which we will provide each of Internet Gold and Smile.Media, at its request, with those communication services that it may wish to utilize at market prices. Smile.Media has agreed to provide us, at our request, with all media and content services that Smile.Media provides at market prices. Provisions of this agreement relating to services may be terminated upon three months’ notice. During the years ended December 31, 2005, 2006 and 2007, our revenues from Internet Gold and Smile.Media were less than $10,000 in any of these periods.

C.	Interests of Experts and Counsel

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

          See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

          Not applicable.

Legal Proceedings

          On January 27, 2002, 012 Golden Lines filed a claim for NIS 53 million ($12.5 million) and for mandamus orders against Bezeq and Bezeq International claiming that Bezeq and Bezeq International interfered with its entry into the international telecommunications market. In April 2002, Bezeq and Bezeq International filed their defense statements, together with a third-party notice against the Ministry of Communications. The lawsuit is in preliminary stages.

          In 2003, Bezeq requested “collection commission” from 012 Golden Lines in an amount of approximately NIS 6 million for completion of international calls made from card-operated public telephones in the years 1997-2002. On June 2004, Bezeq unilaterally deducted this amount from amounts accruing to 012 Golden Lines. On January 4, 2007, the Ministry of Communications determined that Bezeq is not entitled to the “collection commission” and that the deduction was unlawful. The Ministry of Communications ordered Bezeq to refund all of the amounts it deducted (including interest and linkage increments). Bezeq filed an administrative appeal with the District Court against the Ministry of Communications’ determination. On September 6, 2006 the District Court dismissed Bezeq’s appeal on the grounds of lack of jurisdiction. On September 26, 2007, Bezeq submitted an administrative petition to the Israeli Supreme Court regarding the Ministry of Communications’ determination. In addition, in an alternative proceeding, Bezeq appealed on October 25, 2006 to the Supreme Court against the District Court’s decision dismissing Bezeq’s appeal against the Ministry of Communications’ determination. At 012 Golden Line’s request, the hearings regarding the administrative petition and the appeal were scheduled for July 28, 2008 before the same panel. 012 Golden Lines Ltd. provided a provision for this request in its financial statements. According to management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

          On January 2, 2005, a claim was submitted against 012 Golden Lines and three other companies regarding infringement of Israeli Patent No. 76993 dated November 10, 1985, alleged unjust enrichment and breach of statutory duties. The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the claim until the date of actual payment. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice was filed against the providers of the systems allegedly infringing the patent, seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the initial defendants named in this pending lawsuit, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and the lack of examination by the patent examiner of previous information, in light of which the patent registration request should not have been approved. The decision may be appealed by the plaintiffs. On February 6, 2007, IDT CORPORATION filed a claim against the plaintiffs claiming that they are not the owners of the patent, which IDT later sought to consolidate with the pending lawsuit discussed above. We and other communications companies were named as formal defendants in these proceedings, but no remedy was sought. On October 7, 2007, IDT CORPORATION and the plaintiffs submitted a joint motion in the District Court, seeking to dismiss the IDT claim following resolution of all disputes between themselves. On October 14, 2007, the District Court dismissed the IDT claim as was requested. In the pending lawsuit, the District Court scheduled a pre-trial hearing for November 9, 2008, and the parties have reached a procedural agreement according to which all preliminary proceedings (e.g. discovery requests and questionnaires) will be concluded by October 23, 2008. The lawsuit is in its preliminary stages. We included in our financial statements a provision for the claim which, according to management’s estimation based, on the opinion of its legal counsel, is sufficient to cover any possible losses from the claim.

          During February and April, 2008, three motions to certify class action were filed with various District Courts in Israel, against us and several other international telephony companies. These motions allege that: (i) the companies unlawfully charged consumers in excess of the tariffs published by them with respect to their calling card services, (ii) the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, (iii) the companies deduct the time spent when a user unsuccessfully attempts to call someone utilizing the card, (iv) the companies calculate and collect payment not by units of round minutes as indicated, (v) the companies provide misleading information about the number of “units” on the card, (vi) the companies formed a cartel that arranged and raised the prices of calling cards, and (vii) the companies improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. Currently, the total amount of the claim can not be estimated. At this stage we are unable to estimate what potential liability or costs, if any, may be incurred in connection with these petitions

Dividend Distribution Policy

          We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

          According to the Israeli Companies Law, a company may distribute dividends out of its profits (as such term is defined in the Israeli Companies Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

          The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

Year	High	Low	High	Low

2007*	$13.11	$11.53	NIS 52.64	NIS 46.59

* Prices of our ordinary shares on the NASDAQ Global Market are from October 30, 2007 and on the TASE from November 14, 2007.

Quarterly Stock Information

          The following table sets forth, for each of the financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (from October, 2007) and the Tel Aviv Stock Exchange (from November 14, 2007):

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2007

Fourth Quarter*	$13.11	$11.53	NIS 52.64	NIS 46.59

2008

First Quarter	$12.77	$9.02	NIS 50.85	NIS 30.39
Second Quarter (through June 23)	$11.87	$10.11	NIS 40.91	NIS 34.88

* Prices of our ordinary shares on the NASDAQ Global Market are from October 30, 2007 and on the TASE from November 14, 2007.

Monthly Stock Information

          The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market (from October 30, 2007) and the Tel Aviv Stock Exchange (from November 14, 2007):

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

December 2007	$13.11	$12.20	NIS 52.64	NIS 47.12
January 2008	$12.77	$11.65	NIS 50.85	NIS 42.55
February 2008	$12.10	$11.77	NIS 46.32	NIS 43.03
March 2008	$11.92	$9.02	NIS 43.70	NIS 30.69
April 2008	$11.10	$10.11	NIS 39.51	NIS 34.88
May 2008	$11.87	$10.62	NIS 40.91	NIS 36.69
June 2008 (through June 23)	$11.43	$10.53	NIS 38.26	NIS 36.30

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

          Our ordinary shares were listed on the NASDAQ Global Market in connection with our initial public offering on October 30, 2007 and were listed on the Tel Aviv Stock Exchange on November 14, 2007.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

          Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

          We are a public company registered under the Israel Companies Law, 1999-5759, or the Israeli Companies Law, as 012 Smile.Communications Ltd., registration number 512832742.Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

          On February 1, 2000, the Israeli Companies Law came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our Articles of Association.

The Powers of the Directors

          Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

          The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

          Under our Articles of Association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

          Our authorized share capital consists of 50,000,000 ordinary shares of a nominal value of NIS 0.1 each.

          All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Dividend and Liquidation Rights

          The holders of the ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the profit requirement, we may seek the approval of the court to distribute a dividend,. The court may approve our request if it is convinced that there is no reasonable risk that a distribution might prevent us from satisfying our existing and anticipated obligations as they become due.

          Under the Israeli Companies Law, a dividend declaration must be approved by the board of directors and does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution.

          In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting

          Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          Our general licenses also require that Israeli residents and citizens have minimum shareholdings. In that regard, throughout the term of the VoB and DFL License, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

          The Israeli Companies Law provides that a shareholder, in exercising his or her rights and in fulfilling his or her duties to the company and to other shareholders, must act in good faith and in a customary manner and refrain from abusing his or her power in the company, including, among other things, voting at general meetings of shareholders on: (i) an amendment to the articles of association; (ii) an increase in the company’s authorized share capital; (iii) a merger; and (iv) approval of actions and transactions which involve interests of office holders or interested parties that require approval at a general meeting of shareholders. A shareholder also has a general duty to refrain from oppressing the rights of other shareholders. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power relating to the company, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the laws applying to breach of contract will apply in view of the position of the breaching shareholder in the company, to a breach of the duty to act with fairness.

Limitations on the Rights to Own Ordinary Shares in Our Company

          None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

Election of Directors

          Our ordinary shares do not have cumulative rights for the election of directors. Rather, under our articles of association, our directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected. See “Management–Board of Directors and Officers.” Internet Gold, which is our controlling shareholder, is able to elect all our directors, except our outside directors. For information regarding the election of outside directors, see “Management–Board of Directors and Officers–Outside Directors.” All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

          Regulations promulgated under the Communications Law require that our chief executive officer, any member of our board of directors holding an executive role, as well as a majority of the members of the board of directors, be citizens and residents of the State of Israel.

Annual and Extraordinary Meetings

          Under the Israeli Companies Law and our articles of association, our board of directors must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, and subject to the Israeli Companies Law and regulations thereunder, notice of at least 14 days or 21 days or 35 days prior to the date of the meeting is required. Our articles of association provide that notice of a general meeting of shareholders will be delivered to all eligible shareholders by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of: (a) two of the directors or 25% of the nominated directors, (b) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (c) one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing certain disclosure and procedural requirements for proxy solicitations. However, we intend to distribute proxy material to our shareholders for our annual and extraordinary meetings and to provide them with an opportunity to participate in such meetings.

Quorum

          The quorum required for any general meeting is the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time designated for the general meeting. If within half an hour from the time designated for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned meeting a quorum is not present, any number of shareholders present will constitute a quorum. However, if the general meeting was convened on the demand of shareholders, the adjourned meeting shall take place only if there are present at least the number of shareholders required to convene a general meeting under our articles of association (as discussed above).

          An adjourned meeting that is convened on the demand of shareholders may take place only if there are present at least the number of shareholders required to convene such a meeting.

          A general meeting in which a quorum is present may resolve to adjourn the meeting, the discussion or the vote on a matter included in the agenda to such other time and place as it may determine. Only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

Resolutions

          An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

          Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Access to Corporate Records

          Under the Israeli Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise harm our interests.

Transfer of Ordinary Shares and Notices

          Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law, U.S. securities laws or the rules of a stock exchange on which the shares are traded.

Modification of Class Rights

          Under the Israeli Companies Law and our articles of association any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of our company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an ordinary resolution adopted at an extraordinary meeting of such class.

Limitations on the Rights to Own Ordinary Shares in Our Company

          None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

Anti-Takeover Provisions; Mergers and Acquisitions

          Full Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or any class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court within three months after receipt of the offer to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

          Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a special tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights at the company’s general meeting, unless one of the exemptions described in the Israeli Companies Law are met. This rule does not apply if there is already another shareholder who holds 25% or more of the voting rights at the company’s general meeting. Our parent, Internet Gold, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Israeli Companies Law. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights of the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. A tender offer is not required in the following circumstances: (i) the purchase was made in a private placement that was approved by the shareholders as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (ii) the purchaser would hold 25% or more of the voting rights after purchasing shares from a person that held 25% or more of the voting rights, or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights.

          Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days’ prior notice. Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

          Notwithstanding the foregoing, a merger is not subject to shareholders approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20% of its share capital and no person will become, as a result of the merger, a controlling shareholder, subject to certain limitation relating to the continuing of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

C.	MATERIAL CONTRACTS

          On December 31, 2006, we acquired the entire outstanding share capital of 012 Golden Lines Ltd. for a total consideration of approximately NIS 598.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and April 2007. The statutory merger was approved by the Israeli court in February 2007, and as of December 31, 2006 all of the assets and liabilities of 012 Golden Lines Ltd. were merged into our company and 012 Golden Lines Ltd. ceased to exist as a separate legal entity.

          012 Golden-Lines has an agreement for the lease of office facilities in Petach Tikva. The lease expires on July 31, 2012, with an option to extend the lease period by an additional five years. The annual rental fees for the 6,700 square meter premises is approximately NIS 3.8 million (approximately $1 million), linked to the Israeli CPI.

          In May 2004, 012 Golden-Lines entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of our departments are located. The lease expires on January 31, 2009 with a renewal option for an additional five years. The annual rent for the 4,200 square meter premises is approximately NIS 1.46 million (approximately $380,000), linked to the Israeli CPI.

          In July 2003, we (through Internet Gold) entered into a long-term agreement with 013 Barak, one of Israel’s three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented in our financial statements as a capital lease) until 2017, with the option to extend the agreement for an additional five year period. The total capacity of the lines is 2.2 Gigabits. In November 2005, we amended such agreement, to increase the number of our international fiber optic lines. According to the amendment, we are obliged to connect the four remaining international lines by December 31, 2007 and an additional seven international lines by December 31, 2012. Currently the terms of this amended agreement are being reviewed and negotiated by the companies in an effort to provide us with greater flexibility.

          In April 2004, we (through Internet Gold) entered into a long-term agreement with Bezeq International, one of Israel’s three long distance carriers (at that time), to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, we entered into an additional agreement with Bezeq International for an additional fiber optic line on the same terms.

          In January 2003, 012 Golden-Lines entered into a long-term agreement with Med-Nautilus Ltd. (Ireland), to purchase rights of use for 9 international fiber optic lines (presented in our financial statements as other - assets) until 2017, with the option to extend the agreement for an additional five year period. The total capacity of these lines is 1.6 Gigabits. This agreement was extended twice – in July 2004 with an additional 6 lines having a capacity of 0.9 Gigabits, and in September 2005 – with an additional 25 lines having a capacity of 3.9 Gigabits.

          Since our launch of the international telephony service in August 2004 (through Internet Gold), we have entered into agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

          We have entered into several agreements with networks providers, including local and long distance telecommunications companies for leased lines, on market terms.

D.	EXCHANGE CONTROLS

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

          Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.	TAXATION

          The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

General

          The following discussion summarizes the material Israeli income tax consequences applicable to the purchase, ownership and disposition of our ordinary shares. This discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

          To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

          The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

Taxation of Companies

General Corporate Tax Structure

          Generally, Israeli companies are subject to corporate tax at the rate of 29% on taxable income for the year 2005 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Ruling Issued by the Israeli Tax Authority

          In order to effect the transfer of the Communications Business from Internet Gold to us on a tax free basis, the Israeli Tax Authority, or the ITA, issued a ruling confirming that the transfer of the Communications Business from Internet Gold to us and the transfer of the P-1000 website from us to Smile.Media were not taxable at the time of transfer in accordance with Section 105 and 104B(f) of the Israeli Tax Ordinance. According to the ruling and the relevant provisions of the Israeli Tax Ordinance, the deferral of taxes as a result of these transactions is conditioned upon complying with the following terms through the end of 2008:

•	We are required to continue to operate the Communications Business;

•	We may not sell more than 50% of the assets that were transferred to us from Internet Gold;

•	Internet Gold may not sell ordinary shares constituting more than 10% of its holdings in us; and

•

We may not issue shares constituting more than 20% of our outstanding share capital, provided that we may issue up to 50% of our outstanding share capital as part of public offerings if Internet Gold continues to hold at least 50% of our ordinary shares.

          Failure to comply with these conditions will cause the transactions to be taxable and the applicable taxes with respect to the deemed sale of the P-1000 website will be collected from us. In addition, in certain circumstances, the ITA may collect from us tax liabilities of Internet Gold.

          The ruling and the relevant provisions of the Israeli Tax Ordinance limit our ability to utilize net operating losses. We can utilize net operating losses accrued prior to March 2006 only over a period of 5 years and in each year for not more than the lower of: (i) 20% of such accrued losses; or (ii) 50% of our taxable income in that year. In addition, we are precluded from deducting any expenses related to the reorganization, and, until the end of 2008, we cannot deduct losses in an amount equal to the fair market value of the P-1000 website.

Special Provisions Relating to Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. On February 26, 2008 the Israeli parliament amended the Inflationary Adjustments law. According to the amendment, the incidence of the Inflationary Adjustments law will be terminated as of December 31, 2007. As of the 2008 tax year and onwards, the law will no longer be in force, except for transitional regulations which will help to avoid any distortions in computing tax liability. Furthermore, as of the 2008 tax year and onwards, there will not be any inflationary adjustments of a company’s revenues for tax purposes. The amendment also ended the price index linking of the depreciation of fixed assets and of carryforward losses as of December 31, 2007.

          The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•

When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index;

•	If the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

          The Ministry of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Ministry of Finance made no such determination in respect of 2005.

          The Israeli tax ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Ministry of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We qualify as a “Foreign Investment Company” within the meaning of the Investments Law. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate as of January 1, 2006.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends

          Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the Means of Control in the corporation) is 25%.

          Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. Investors should consult their own tax advisors to determine if they are eligible for benefits under the U.S. Israel Tax Treaty.

          A non-resident of Israel who receives dividends from which tax was fully paid is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Shareholders

          In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provides otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of our ordinary shares, provided that (i) such shareholders did not acquire their shares prior to our initial public offering, (ii) the shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (iii) the provisions of the Inflationary Adjustments Law or section 130A of the ITO do not apply to such gain, and (iv) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

          In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

          In addition, the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	regulated investment companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	certain expatriates or former long-term residents of the United States,

•	investors that own or have owned, directly, indirectly or by attribution, 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

          If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

          This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

          You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

          For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

          Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “--Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

          Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on the day of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or general category income for United States foreign tax credit purposes. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder through 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

          In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

          An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

          There is a substantial risk that we may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

          For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2007.

          If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, applicable to qualified dividend income, discussed above, and, unless you timely elect to “mark-to-market” your ordinary shares, as described below:

•	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

          In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.

          The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

•	A shareholder of a PFIC that is a shareholder of another PFIC, or

•	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

          An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

          If we become a PFIC and cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ordinary shares on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be recognized. A U.S. Holder’s basis in its ordinary shares would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ordinary shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

          If the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss (to the extent of net mark-to-market gains) on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Our ordinary shares should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

          A U.S. Holder of ordinary shares will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

Backup Withholding and Information Reporting

          Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

          Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

          An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.	DIVIDEND AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

          This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.012.net. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001-33773.

          The documents concerning our company referred to in this annual report may also be inspected at our offices located at 25 Hasivim Street, Petach-Tikva, 49170 Israel.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure To Market Risks

          We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, and foreign currency fluctuations. We do not use derivative financial instruments to hedge against such exposure.

Interest Rate Risk

Quantitative and Qualitative Disclosure about Market Risk

          We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

 Effects of Currency Fluctuations

          As the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and, accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. Since June 2002, we are required by law to state our prices in NIS to our residential and SoHo customers. Most of our communications and advertising costs are quoted in dollars.

          We have dollar denominated liabilities, including those relating to the ROU of international fiber optic cables. Given that we report our financial statements in NIS, we are subject to risks caused by fluctuations in the exchange rate between the dollar and NIS. We currently hedge against foreign currency exchange translation risks. We purchase U.S. dollar forward contracts to hedge against specific U.S. dollar currency transaction risks. As of December 31, 2007, our exposure was $39.4 million.

Effects of Changes in Interest Rates and the Israeli CPI

          We pay interest on our short-term credit lines and on our shareholders loan based on the Israeli Prime Rate. As of December 31, 2007, we had outstanding short-term debt of NIS 111.7 million ($29.0 million), bearing an average interest rate of 5.5%. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. Each increase or decrease of one percent in the Israeli Prime Rate will increase or decrease our yearly interest expense by NIS 1.1 million ($0.3).

          Our NIS 437.5 million ($113.7 million) of Debentures are linked to the Israeli CPI. Each increase or decrease of one percent in the Israeli CPI will result in an increase or decrease in our yearly financial expense by NIS 4.4 million ($1.1 million).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

Use of Proceeds

          We sold 6,990,000 of our ordinary shares in our initial public offering on October 30, 2007. The aggregate offering price of the shares sold was $83.9 million. The total expenses of the offering were approximately $8 million. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $77.7 million. Such proceeds have been used to repay $24.3 million of short-term debt and the payment of $262,000 to a former minority shareholder as contingent purchase price consideration. As of December 31, 2007, we had NIS 229.9 million ($59.8 million) in cash, cash equivalents and short-term bank deposits.

ITEM 15.	CONTROLS AND PROCEDURES

          Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure control and procedures designed to ensure that information required to be disclosed in out periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure control and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2007 we preformed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was preformed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective.

          A company’s internal control over financial reporting is a process designed by, or under the supervision of, a public company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

          Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          A material weakness in internal control over financial reporting is a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

          In connection with our management’s assessment of our internal control over financial reporting described above, and pursuant to our integration with 012 Golden Lines, we were compelled to use several independent spreadsheets. Our management identified as of December 31, 2007, that we did not maintain effective internal control over certain spreadsheets utilized in the period-end financial reporting process. As a result of this material weakness our management has concluded that we did not maintain effective internal control over our financial reporting.

Remediation of Material Weakness

          Our management believes that the financial statements included in this report present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in accordance with U.S. generally accepted accounting principles. We completed the execution of the integration of the financial reporting processes in the fourth quarter of 2007 and will not need to use these independent spreadsheets in the future. Therefore, the identified material weakness has been remediated.

Changes in Internal Control over Financial Reporting

          There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Ms. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

ITEM 16B.	CODE OF ETHICS

          We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is available for viewing on our website www.012.net. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

          The following table sets forth, for the year ended December 31, 2007, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved in advance by our Audit Committee.

Services Rendered	Year Ended December 31 2007,

(NIS in thousands)

Audit (1)	3,125
Audit-related	–
Tax	22
Other	–

Total	3,147

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Somekh Chaikin, a member firm of KPMG International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

          Neither we nor any affiliated purchaser has purchased any of our securities during 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements of 012 Smile.Communications Ltd.

ITEM 19.	EXHIBITS

          Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant. (1)

1.2	Articles of Association of the Registrant. (1)

2.1	Specimen of Ordinary Share Certificate. (1)

4.1	Trust Deed between the Registrant and Shiff Hezenfortz Trustees (2004) Ltd. dated March 8, 2007. (1)

4.2	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007 (1)

4.3	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd. (1)

4.4

Agreement dated July 25, 2006 among Internet Gold-Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 60% interest in 012 Golden Lines Ltd. (1)

4.5

Amendment dated August 1, 2006 to the Agreement dated July 25, 2006 among Internet Gold–Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of 60% interest in 012 Golden Lines Ltd. (1)

4.6

Amendment dated December 20, 2006 to the Agreement dated July 25, 2006 among Internet Gold–Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd., Globescom Communication (1997) Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 100% interest in 012 Golden Lines Ltd. (1)

4.7	Form of Agreement among the Registrant, Smile.Media Ltd. and Internet Gold-Golden Lines Ltd. (1)

4.8	Agreement dated December 29, 2006 between the Registrant and Smile.Media Ltd. (1)

4.9	Capacity Right of Use Agreement dated as of January 1, 2003 by and between Mediterranean Nautilus Limited and 012 Golden Lines Ltd. (1)

4.10	Offer to 012 Golden Lines Ltd. to Purchase Additional Capacity over the Med Nautilus Network dated September 5, 2005. (1)

4.11	Capacity Rights of Use Agreement, dated July 31, 2003, between Barak I.T.C. (1995)–The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd. (1)

4.12	Amendment of Agreement, dated November 10, 2005, between Barak I.T.C. (1995)–The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd. (1)

4.13	2007 Equity Incentive Plan. (1)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh Chaikin.

15.2	Consent of Kost, Forer, Gabbay & Kasierer.

15.3	Consent of BDO Ziv Haft Consulting and Management Ltd.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

012 Smile.Communications Ltd.

Combined and Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
012 Smile.Communications Ltd.

We have audited the accompanying combined and consolidated balance sheets of 012 Smile.Communications Ltd. (hereinafter - the “Company”) as of December 31, 2006 and 2007, and the related combined and consolidated statements of operations, changes in Parent Company investment and shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2007. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We did not audit the financial statements of 012 Golden Lines Ltd. a combined subsidiary which statements reflect total assets constituting 35% of the total combined assets as of December 31, 2006. Those financial statements were audited by another independent registered public accounting firm whose report was furnished to us, and our opinion, insofar as it relates to amounts included for 012 Golden Lines, is based solely on the report of the other independent registered public accounting firm.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent registered public accounting firm, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the combined and consolidated financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2 of the notes to the combined and consolidated financial statements.

As discussed in Note 2 to the combined and consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, as of January 1, 2007.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
June 30, 2008

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders and Board of Directors of

012 GOLDEN LINES LTD.

        We have audited the accompanying balance sheets of 012 Golden Lines Ltd. (“the Company”) as of December 31, 2006 and 2005 and the consolidated balance sheet of the Company and its subsidiary as of December 31, 2006, the related statements of income, changes in shareholders’ equity (deficiency) and cash flows of the Company for each of the three years in the period ended December 31, 2006 and the consolidated statements of income and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, the consolidated financial position of the Company and its subsidiary as of December 31, 2006, the results of operations, changes in shareholders’ equity and cash flows of the Company for each of the three years in the period ended December 31, 2006, and the consolidated results of operations and cash flows for the year ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

        As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

        Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences on consolidated financial information is presented in Note 22 to the financial statements.

        As discussed in Note 1c, in December 29, 2006, the Company entered into a merger agreement with its parent company, pursuant to which the entire Company is to be merged into its parent company. The merger is subject to receipt of certain approvals.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2007	A Member of Ernst & Young Global

012 Smile.Communications Ltd.

Combined and Consolidated Balance Sheets (in thousands)

			Convenience translation into US Dollars (Note 2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Current assets

Cash and cash equivalents	37,987	229,895	59,775
Short-term investments	883	–	–
Trade receivables, net of allowance for doubtful accounts of NIS 6,363 and NIS 12,294 at December 31, 2006 and 2007	193,852	194,964	50,693
Parent Company receivable	325	6,553	1,704
Related parties receivables	2,012	2,161	562
Prepaid expenses and other current assets	21,920	19,804	5,149
Deferred tax assets	3,445	9,396	2,442

Total current assets	260,424	462,773	120,325

Long-term trade receivables	2,951	3,460	900
Deferred tax assets	15,650	–	–
Assets held for employee severance benefits	15,924	18,453	4,798
Property and equipment, net	155,367	160,211	41,656
Other assets, net	276,219	295,592	76,857
Other intangible assets, net	234,871	202,376	52,620
Goodwill	410,156	411,171	106,909

Total assets	1,371,562	1,554,036	404,065

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Balance Sheets (in thousands except share data)

			Convenience translation into US Dollars (Note 2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Liabilities and Parent Company investment and shareholders’ equity
Current liabilities

Short-term bank credit	331,639	2,407	626
Current maturities of long-term obligations	11,497	3,558	925
Payables in respect of 012 acquisition	584,621	–	–
Accounts payable	149,020	164,535	42,781
Loan from the parent company	–	105,733	27,492
Other payables and accrued expenses	66,322	101,661	26,433

Total current liabilities	1,143,099	377,894	98,257

Long-term liabilities

Debentures	–	437,460	113,744
Long-term obligations	2,871	2,836	737
Long-term trade and other payables	1,365	20,458	5,320
Deferred tax liabilities	49,855	29,027	7,546
Liability for employee severance benefits	29,823	32,318	8,403

Total long-term liabilities	83,914	522,099	135,750

Commitments and Contingencies (Note 17)

Parent Company investment and shareholders’equity

Ordinary shares NIS 0.1 par value - 50,000,000 shares authorized at December 31, 2006 and 2007; 18,370,000 and 25,360,000 shares issued and outstanding at December 31, 2006 and 2007, respectively	1,837	2,536	660

Parent company investment	142,712	–	–
Additional paid-in capital	–	611,615	159,026
Retained earnings	–	39,892	10,372

Total Parent Company investment and shareholders’ equity	144,549	654,043	170,058

Total liabilities and Parent Company investment and shareholders’ equity	1,371,562	1,554,036	404,065

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Operations

(in thousands except share and per share data)

				Convenience
				translation
				into US Dollars
				(Note 2)

	Year ended December 31			Year ended
				December 31
	2005	2006	2007	2007

	NIS	NIS	NIS	US$

Revenue*	244,376	343,086	1,102,888	286,762

Cost and operating expenses:
Cost of revenue**	136,856	224,565	762,205	198,181
Selling and marketing	60,595	59,864	157,304	40,901
General and administrative	22,859	22,921	57,984	15,076
Impairment and other charges	–	10,187	10,433	2,713

Total operating expenses	220,310	317,537	987,926	256,871

Operating income	24,066	25,549	114,962	29,891
Financial income	1,197	1,829	4,694	1,220
Financial expenses	6,539	19,095	56,737	14,752

Income before income taxes	18,724	8,283	62,919	16,359
Income tax expense	6,972	10,315	23,027	5,987

Net income (loss)	11,752	(2,032)	39,892	10,372

Earnings (loss) per share
Basic and diluted earnings per share	0.64	(0.11)	2.05	0.53

Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000	18,370,000	19,493,329	19,493,329

*	Includes revenues from related parties of NIS 2,541, NIS 2,496 and NIS 2,864 for the year ended December 31, 2005, 2006 and 2007, respectively.
**	Includes cost of revenue from related parties of NIS (175), NIS 62 and NIS 1,258 for the year ended December 31, 2005, 2006 and 2007, respectively.

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Changes in Parent Company Investment and Shareholders’ Equity (in thousands except share data)

							Convenience
	Share capital						translation
			Parent	Additional			into US
	Number of		company	paid-in	Retained		Dollars
	shares	Amount	investment	capital	earnings	Total	(Note 2)

	NIS 0.1 par value	NIS					US$

Balance as of January 1, 2005	18,370,000	1,837	85,015	–	–	86,852

Changes during 2005:
Net income	–	–	–	–	11,752	11,752
Capital return to parent Company	–	–	–	–	(11,752)	(11,752)

Contribution from parent company	–	–	49,685	–	–	49,685

Balance as of December 31, 2005	18,370,000	1,837	134,700	–	–	136,537

Changes during 2006:
Net loss	–	–	–	–	(2,032)	(2,032)
Contribution from parent company	–	–	8,012	–	2,032	10,044

Balance as of December 31, 2006	18,370,000	1,837	142,712	–	–	144,549	37,584

Changes during 2007:
Net income	–	–	–	–	39,892	39,892	10,372
Contribution from parent company	–	–	170,238	–	–	170,238	44,264
Paid-in capital from parent company	–	–	(312,950)	312,950	–	–	–
Issuance of shares, net	6,990,000	699	–	298,665	–	299,364	77,838

Balance as of December 31, 2007	25,360,000	2,536	–	611,615	39,892	654,043	170,058

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Cash Flows (in thousands)

				Convenience
				translation
				into US dollars
				(Note 2)

	Year ended December 31			Year ended
				December 31
	2005	2006	2007	2007

	NIS	NIS	NIS	US$

Cash flows from operating activities:
Net income (loss)	11,752	(2,032)	39,892	10,372

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	22,819	21,433	110,981	28,856
Deferred tax expense (benefit)	2,525	(94)	(11,129)	(2,894)
Accrued interest on debentures	–	–	20,458	5,319
Increase in allowance for doubtful accounts, net	375	1,102	5,931	1,542
Increase in employee severance benefits, net	992	(135)	(34)	(9)
Gain on disposition of property and equipment	(188)	–	–	–
Impairment and other charges	–	8,202	–	–
Exchange rate difference on long-term obligations and other	3,948	(1,361)	24,592	6,394
Changes in short-term investments	(804)	(79)	883	230
Changes in assets and liabilities, net of effects of acquisition:
Trade receivables including non current portion	(11,663)	(8,489)	(7,552)	(1,964)
Prepaid expenses and other current assets	(3,617)	(364)	2,116	550
Other assets, net	(477)	1,234	(52)	(13)
Accounts payable	(11,453)	18,947	7,102	1,847
Payables to parent company, net	402	(918)	(5,274)	(1,371)
Other payables and accrued expenses	4,330	659	34,236	8,902

Net cash provided by operating activities	18,941	38,105	222,150	57,761

Cash flows from investing activities:
Purchase of property and equipment and other assets	(14,098)	(11,175)	(50,808)	(13,211)
Proceeds from sales of property and equipment	516	–
Purchase of a subsidiary company, net of cash acquired	–	(5,118)	(585,636)	(152,271)

Net cash used in investing activities	(13,582)	(16,293)	(636,444)	(165,482)

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Cash Flows (in thousands) (cont’d)

				Convenience
				translation
				into US Dollars
				(Note 2)

	Year ended December 31			Year ended
				December 31
	2005	2006	2007	2007

	NIS	NIS	NIS	US$

Cash flows from financing activities:
Changes in short-term bank credit, net	(2,611)	41,552	(329,232)	(85,604)
Loan from parent company	–	–	100,640	26,167
Payments in respect of long-term finance arrangement	(40,681)	(35,421)	(50,247)	(13,065)
Issuance of debentures, net of issuance expense	–	–	423,779	110,187
Capital return to Parent Company	(11,752)	–	–	–
Contribution from Parent Company	49,685	10,044	170,238	44,264
Proceeds from issuance of shares, net	–	–	299,364	77,838

Net cash (used in) provided by financing activities	(5,359)	16,175	614,542	159,787

Changes in cash and cash equivalents	–	37,987	200,248	52,066
Effect of exchange rate changes	–	–	(8,340)	(2,168)
Cash and cash equivalents at beginning of the year	–	–	37,987	9,877

Cash and cash equivalents at end of year	–	37,987	229,895	59,775

Supplemental information:

Interest paid	214	382	11,463	2,997

Income taxes paid	–	–	8,000	2,080

Non-cash investing activities:

Acquisition of property and equipment and other assets on credit	–	7,545	13,063	3,397

012 acquisition	–	584,621	–	–

As discussed in Note 1, on December 31, 2006, the Company completed the acquisition of 012 Golden Lines Ltd. for a total consideration of 599.4 million. The majority of the consideration for the acquisition was paid in January 2007 and March 2007.

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 1 –	General

012 Smile.Communications Ltd. (hereinafter “the Company”) is a majority owned subsidiary of Internet Gold – Golden Lines Ltd. (“IGLD” or “the Parent Company”), a traded corporation currently traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange (TASE). The Company commenced operations in 2000.

On October 31, 2007, the company consummated an initial public offering (“the IPO”) of its ordinary shares on the NASDAQ Global Market, see note 14. Following the IPO the company also listed its shares for trading on the TASE.

The Company is a communication services provider in Israel, focused on offering broadband and traditional voice services to residential and business customers, as well as to domestic and international communication services providers, or carriers.

On December 31, 2006, the Company acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “012”) for a total consideration of approximately NIS 599.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007.

In addition, subsequent to the acquisition, all of the assets and liabilities of 012 were merged into the Company and 012 ceased to exist as a separate legal entity. The statutory merger was approved by the Israeli court in February 2007.

On December 31, 2006, the Company and IGLD signed an agreement for the transfer of the assets, liabilities and operations related to the communication business of IGLD (the “Communication Business”) to the Company. On May 9, 2007, the transfer was authorized as a tax free transfer by the Israeli Tax Authorities.

Up to the date of the IPO, the combined financial statements include the Company and its subsidiary as well as certain assets, liabilities and related operations not owned by the Company during the reported periods which were transferred to the Company (the “Contribution”) by IGLD. The combined statements of operations include the historical results of the Communication Business within IGLD that were transferred to the Company. Because no direct ownership relationship existed among all the various units comprising the Communication Business and the Company, IGLD’s net investment in the Company is shown in lieu of shareholders’ equity in the combined financial statements.

Subsequent to the transfer of the Communication Business, IGLD and the Company entered into a series of supply and services agreements, pursuant to which IGLD and the Company provide a variety of services to each other. These services include distribution of certain of IGLD’s products, facilities, administrative and accounting services. Charges for these services are calculated based on the nature of the service involved (see Note 16).

Following the IPO, the Parent Company investment account was reclassified to additional paid-in capital and the financial statements are presented on a consolidated basis.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies

Basis of presentation

The combined and consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The combined financial statements up to the date of the IPO have been derived from the financial statements and accounting records of IGLD using the historical results of operations and historical basis of the assets and liabilities of the Communication Business. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s future results of operations, financial position and cash flows, or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. The combined financial statements include allocations of certain IGLD’s corporate headquarters assets, liabilities and expenses directly relating to the Communication Business that were transferred to the Company from IGLD. In addition, general corporate overhead has been allocated to the Company either based on the ratio of the Communication Business costs and expenses to IGLD’s total costs and expenses or based on the Communication Business revenue as a percentage of IGLD’s total revenue.

General corporate overhead primarily includes cash management, legal, accounting, insurance, public relations, advertising and data services and amounted to NIS 2,478 and NIS 3,452, for the years ended December 31, 2005 and 2006, respectively. The costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.

IGLD used a centralized approach to cash management and the financing of its operations. Cash deposits from the Communication Business were transferred to IGLD on a regular basis and were netted against the Parent Company investment account. As a result, none of IGLD’s cash, cash equivalents or debt at the corporate level has been allocated to the Company in the combined financial statements. Cash and cash equivalents in the combined financial statements represents amounts held by the Company. Changes in the Parent Company investment represent IGLD’s contribution of its net investment after giving effect to the net income of the Company plus net cash transferred to or from IGLD.

The Company began accumulating its retained earnings from January 1, 2007, the date of the IGLD transfer to the Company of all of the assets and liabilities relating to the Company’s business.

The Company’s income taxes in the combined financial statements were calculated on a separate tax return basis. Certain payments for income taxes of the Communication Business historically have been offset against IGLD’s tax losses and do not necessarily reflect what the Communication Business would have paid had it been stand-alone entity. The tax expense amounts shown in the combined statements of income have been calculated based on management’s estimate of what the Communication Business may have incurred had it been a separate entity.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Reporting principles

The functional currency of the Company is the local currency, the New Israeli Shekel (“NIS”). The Company prepares and presents its financial statements in NIS.

Transactions and balances denominated in NIS are presented at their original amounts.

Transactions and balances, not denominated in NIS, have been remeasured into NIS in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” of the Financial Accounting Standards Board (“FASB”).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-NIS currencies are reflected in the combined and consolidated statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

Effect of changes in foreign currency exchange rates:

	December 31

	2005	2006	2007

Exchange rate of US$ in NIS	4.603	4.225	3.846
Change of exchange rate of US$ in %	6.9%	(8.2)%	(9.0)%

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of collectibility of accounts receivable and the determination of the allowance for doubtful accounts, the allocation of corporate overhead, the computation of the Company’s effective tax rate and deferred tax assets and liabilities, and the valuation and useful life of its long-lived assets. Actual results may differ from those estimates.

Convenience translation

For the convenience of the reader, the reported NIS figures of December 31, 2007 and for year ended December 31, 2007 have been presented in thousands of U.S. Dollars translated at the representative rate of exchange as of December 31, 2007 (NIS 3.846 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Principles of Combination and Consolidation

The combined and consolidated financial statements include the activities of the Communication Business together with majority-owned or otherwise controlled subsidiaries of IGLD. All material intercompany transactions and balances between and among the Communication Business and the Company have been eliminated. Transactions between the Communication Business and other members of the IGLD Group are included in these financial statements. The results of operations of 012 were included starting from the date of acquisition by the Company.

Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

Allowance for doubtful accounts

The financial statements include an allowance for doubtful accounts which properly reflects, in management’s estimation, the potential loss from non-collection of accounts. The Company provides for doubtful accounts on the basis of its experience in collecting past debts, as well as on the basis of information available to the management of the Company about specific customers.

The activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007 is as follows:

				Convenience translation into US Dollars (Note 2)

	December 31			Year ended December 31 2007

	2005	2006	2007

	NIS	NIS	NIS	US$

Allowance for doubtful accounts is comprised as follows:
Balance at beginning of year	4,886	5,261	6,363	1,654
Provision	668	1,373	9,668	2,514
Write-offs	(293)	(271)	(3,737)	(971)

Balance at end of year	5,261	6,363	12,294	3,197

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Property and equipment

Property and equipment, net are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

The Company capitalized certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in “Property and equipment” in the combined balance sheets. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. On December 31, 2006, as result of the 012 acquisition, the Company impaired and wrote-off the majority of its capitalized software development cost for internal use which was under development at that time in the amount of NIS 8.2 million.

Annual depreciation rates are as follows:

%

Network equipment and computers	15–33
Furniture and office equipment	6 – 15
Motor vehicles	15
Leasehold improvements	Shorter of the lease
term or the useful life
of the asset (mainly 10)

Other assets, net

Other assets, net consist of licenses, rights of use (ROU) of international fiber optic cables, and prepaid expenses. Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which is 20 years.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option as well. The useful lives were revised in light of the Company’s and 012’s highly successful broadband and traditional voice service offerings and the lack of any genuine alternative technologies that have emerged to support these services other than the existing fiber optic cables. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on new inflows of such assets. Accordingly, no specific forecasts can be made with respect to future trends. This led to a decrease of NIS 6,644 in the amortization expenses for the year ended December 31, 2007.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Other assets, net (cont’d)

Payments in advance for operating leases of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Prepaid expenses also include commissions paid to a bank for a guarantee to the Ministry of Communication in Israel related to the international telephone service license and is amortized over the term of the guarantee.

Intangible assets and long-lived assets other than goodwill

Intangible assets other than goodwill and customer relationships are carried at cost less accumulated amortization. Intangible assets other than customer relationships are generally amortized on a straight-line basis over the useful lives of the respective assets, generally 8 to 20 years. Customer relationships are amortized over 8-10 years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charges were recorded during 2005, 2006 and 2007.

Goodwill and indefinite lived intangible assets

Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill and brand names acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level (operating segment or one level below an operating segment) and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets”. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

The Company has established December 31 as its annual impairment testing date. No impairment charges were recorded in any of the reporting periods for goodwill and indefinite-lived intangible assets.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Revenue recognition

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services revenues is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured.

For traditional voice services, revenue is earned based on the number of minutes of a call and is recorded upon completion of a call. Revenue for a period is calculated based on information received through the Company’s network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to customers, are recognized as revenue.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband, as deferred revenue until such related services are provided.

The Company also offers value-added services including web faxing, anti-spam and anti-virus. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipment, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and when all other revenue recognition criteria are met. Consideration for services is recognized as services revenue, when earned.

The Company reports any taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and a customer on a net basis (excluded from revenues).

Advertising costs

Advertising costs included in sales and marketing expenses, which include the costs associated with the Company’s online and offline advertising campaigns, are expensed as incurred and amounted to NIS 27.2 million, NIS 29 million and NIS 56.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”), which requires use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Earnings per share

Basic income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share (“Diluted EPS”) gives effect to all potential dilutive ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method. During the years ended December 31, 2005, 2006 and 2007 there were no potential dilutive ordinary shares outstanding.

Financial instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2006 and 2007, the carrying amounts of cash equivalents approximate their fair values, due to the short-term maturities of these instruments. With regard to non-current financial assets and long-term liabilities, there is no material difference between the value recorded in the Company’s books of account and their fair value.

Derivative financial instruments

The Company uses derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting according to SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”. Any changes in the fair value arising from such derivatives are recognized in the statements of operations in the period of change.

The Company enters into commercial contracts (mainly for operating leases of premises) in which a foreign currency derivative instrument is “embedded” within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period in the statements of operations.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash equivalents and trade receivables. Cash equivalents are maintained at financial institutions in Israel. Management believes that the financial institutions that hold the Company’s cash equivalents are financially sound and accordingly, minimal credit risk exists with respect to these investments. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. For all reported periods, no single customer accounted for more than 10% of the Company’s revenues or accounts receivable.

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP 157-2, which grants a one-year deferral of SFAS 157’s fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. The Company believes that the adoption of SFAS 157 will not have a material impact on the Company’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB No. 115” (“SFAS 159”). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in the fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of SFAS 159 will not have a material impact on the Company’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R, and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements–an amendment to ARB No. 51,” or SFAS 160. SFAS 141R and SFAS 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company believes that the adoption of SFAS 141R and 160 will not have a material impact on the Company’s financial position and results of operations.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS 161 does not change the accounting treatment for derivative instruments. SFAS 161 is effective for the Company in the first quarter of fiscal year 2009.

Recently adopted accounting standards

Effective January 1, 2007, the Company adopted provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. See Note 15G for the impact of adopting FIN 48 on the Company’s financial position and results of operations.

Note 3 –	Acquisition

On December 31, 2006, the Company acquired 100% of the outstanding share capital of 012 Golden Lines Ltd. for a total cash consideration of approximately NIS 599.4 million (including NIS 1.1 million of direct acquisition cost). The majority of the consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% since the dates the agreements were signed.

On July 25, 2006, the Company signed an agreement for the acquisition of 60% of the issued share capital of 012; the acquisition was subject among other things to the regulatory approval of the Israeli Anti Trust Commission. On December 20, 2006, an amendment to the aforementioned agreement was executed, according to which the Company acquired an additional 37.72% of the issued share capital of 012.

In addition, in December 2006, a share purchase agreement was signed between the Company and a minority shareholder in 012 (hereinafter: “Mirabline”) for the purchase of the remaining 2.28% of the issued share capital of 012. Mirabline received additional consideration of NIS 1 million following the completion of the Company’s initial public offering.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 –	Acquisition (cont’d)

The acquisition date was determined to be the closing date, December 31, 2006, when all required approvals for the acquisition including the antitrust commission and all debtors and others were obtained.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.

The assets and liabilities of 012 have been appraised by BDO Ziv Haft Consulting and Management Ltd. for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations were recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments were valued in relation to current market conditions and other assets and liabilities were valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price was recorded as goodwill.

The allocation process required an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the 012 acquisition is subject to revision as additional information on income tax implications of the acquisition becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 –	Acquisition (cont’d)

The following table summarizes the estimated fair values of the 012 assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

		Convenience translation into US Dollars (Note 2)

	012	012

	NIS	US$

Assets acquired
Current assets	159,027	41,349
Deferred tax assets	1,168	304
Other long-term assets	2,951	767
Assets held for employee severance benefits	9,616	2,500
Property and equipment	131,096	34,086
ROU of international fiber optic cables	173,219	45,039
Intangible assets not subject to amortization:
Brand names	90,213	23,456
Intangible assets subject to amortization:
Customer relationship	144,557	37,586
Licenses	2,332	606
Goodwill	411,171	106,909

Total assets acquired	1,125,350	292,602

Liabilities assumed
Current liabilities	456,150	118,604
Long-term liabilities	1,365	355
Deferred tax liabilities	51,512	13,394
Provision for employee severance benefits	16,886	4,390

Total liabilities assumed	525,913	136,743

Net assets acquired	599,437	155,859

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 –	Acquisition (cont’d)

The customer relationship will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years).

The following unaudited pro forma consolidated results of operations assume that the acquisition of 012 was completed as of January 1, 2006:

		Convenience translation into US Dollars (Note 2)

	Year ended December 31 2006	Year ended December 31 2006

	NIS	US$

Revenues	1,038,450	270,008

Net loss from continuing operations	(21,617)	(5,621)

Net loss	(16,835)	4,377

Loss per share – basic and diluted in NIS	(0.92)	(0.24)

The unaudited pro forma information presents the combined operating results of the Company and 012, with the results prior to the acquisition date adjusted to include the pro forma impact of: the adjustment of amortization of intangible assets and depreciation of property and equipment based on the purchase price allocation; and the adjustment of interest expense reflecting the interest incurred to finance the acquisition of 012.

The unaudited pro forma basic and diluted earnings per share for 2006 are based on the basic and diluted weighted average shares of the Company.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 –	Acquisition (cont’d)

Cash paid for the 012 Acquisition net of cash acquired during the years ended December 31, 2006 and 2007 was as follows:

		Convenience translation into US Dollars (Note 2)

	NIS	US$

Working capital acquired except for cash and cash equivalents	(305,806)	(79,513)
Property and equipment	131,096	34,086
ROU of international fiber optic cables	173,219	45,039
Other intangible assets	237,102	61,649
Goodwill	411,171	106,909
Other long-term assets	2,951	767
Deferred tax liabilities, net	(50,344)	(13,090)
Long term liabilities, net	(8,635)	(2,244)

Cash paid for the 012 Acquisition, net of cash acquired	590,754	153,603

Note 4 –	Property and Equipment, Net

Property and equipment consists of:

			Convenience translation into US Dollars (Note 2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Network equipment and computers	199,610	239,951	62,390
Furniture and office equipment	29,872	33,273	8,651
Motor vehicles	848	848	220
Leasehold improvements	25,404	39,518	10,275

	255,734	313,590	81,536
Less - accumulated depreciation and amortization	100,367	153,379	39,880

	155,367	160,211	41,656

For the years ended December 31, 2005, 2006 and 2007, the Company recorded NIS 13,840, NIS 12,192 and NIS 53,012 of depreciation and amortization expense on property and equipment, respectively.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 –	Other Intangible Assets, Net

Consists of:

			Convenience translation into US Dollars (Note 2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Customer relationships	144,859	144,859	37,665
Brand names	90,213	90,213	23,456

	235,072	235,072	61,121
Less accumulated amortization	201	32,696	8,501

	234,871	202,376	52,620

For the year ended December 2005, 2006 and 2007, the Company recorded NIS 101, NIS 100 and NIS 32,495 of amortization expenses on intangible assets, respectively.

The expected intangible asset amortization expense for the customer relationship will be based on the expected economic benefit from those customers.

NIS

2008	27,735
2009	23,337
2010	18,952
2011	15,201
2012	11,486

Note 6 –	Goodwill

Changes in goodwill for the years ended December 31, 2006 and 2007 is as follows:

	Year ended December 31		Convenience translation into US dollars (Note 2)

	2006	2007	2007

	NIS	NIS	US$

Goodwill, beginning of year	–	410,156	106,645
Acquisition of 012	410,156	*1,015	264

Goodwill, end of year	410,156	411,171	106,909

*	Additional payment to Mirabline, see Note 3.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 7 –	Other Assets, Net

Composition

			Convenience translation into US Dollars (Note 2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

ROU of international fiber optic cables	297,202	340,030	88,411
Licenses for telecommunication services	4,031	4,031	886
Other	1,465	3,532	918

	302,698	347,593	90,215
Less - accumulated amortization	26,479	52,001	13,358

	276,219	295,592	76,857

For the year ended December 2005, 2006 and 2007, the Company recorded NIS 8,878, NIS 9,141 and NIS 25,522 of amortization expenses on other assets, respectively.

The expected other assets amortization expense will be NIS 25,000 for each of the next five years.

Note 8 –	Short-Term Bank Credit

The Company has an authorized revolving line of credit of NIS 68.5 million that bears interest at a weighted average rate of 5.3% as of December 31, 2007. As of December 31, 2007, NIS 66.1 million of the line of credit is still available.

The Company committed to the banks from which it received the above line of credit not to record a pledge or lien on any of its assets without the consent of the banks (negative pledge).

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 9 –	Debentures

A.	Issuance of debentures

During the period of March 2007 to May 2007, the Company issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 4.75%.

The debentures have the following terms:

-

The Company is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

-	The Company is prohibited from creating any liens on its assets of the Company without the prior approval of the general meeting of the debentures holders.

-

The Company will not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

-

The Company is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

-

The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

	a.	The winding-up, dissolution or liquidation of the Company.

	b.	Non-payment by the Company of the amounts required according to the terms of the debentures.

	c.	A foreclosure is imposed on the Company’s principal assets.

	d.	Breach of a material provision of the debentures.

As of the date of these financial statements the Company was in compliance with the financial covenants of the debentures.

B.	Aggregate maturities are as follows:

December 31
2007

Unaudited

NIS

2008	–
2009	54,682
2010	54,682
2011	54,682
2012 and thereafter	273,414

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 –	Loan from Parent Company

In 2007, the Company received a loan from IGLD. The loan bears annual interest at the prime rate as published by the Bank of Israel (5.5% at December 31, 2007). However IGLD and the Company have agreed that the due date will not be prior to October 1, 2008. In addition, under the terms of the debentures the repayment of this loan is subject to the Company meeting certain financial covenants, see Note 9.

Balance outstanding as of December 31, 2007 is as follows:

		Convenience
		translation
		into US Dollars
		(Note 2)

	NIS	US$

Loan from Parent Company	105,733	27,492

Note 11 –	Accrued Severance Liability

Pursuant to Israeli severance pay laws, the amount of Company’s liability to its Israeli employees is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Most of the Company’s liability is provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The assets held for employee severance include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 2,590, NIS 2,705 and NIS 4,153, respectively.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 12 –	Long-Term Obligations

          Composition:

				Convenience
				translation into
				US Dollars
				(Note 2)
		December 31
				December 31
	Interest rate	2006	2007	2007

		NIS	NIS	US$

Long-term finance arrangement (US$ denominated) see Note 17	*LIBOR +0.5%	14,368	6,394	1,662
Less: current maturities		(11,497)	(3,558)	(925)

		2,871	2,836	737

*	The LIBOR rate ranges from 4.2% to 5.8% for the reported periods.

Aggregate maturities as of December 31, 2007 are as follows:

		Convenience
		translation into
		US dollars
		(Note 2)

	NIS	US$

2008	3,558	925
2009	2,836	737

	6,394	1,662

Note 13 –	Other Payables and Accrued Expenses

Consist of:

			Convenience translation into US Dollars (Note 2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Provision and accrued expenses	36,868	36,386	9,461
Employee and payroll accruals	18,306	20,046	5,212
Government authorities	5,621	4,394	1,142
Income tax payable	–	38,037	9,891
Payables to Parent company	–	1,103	287
Derivative financial instruments	3,927	828	215
Others	1,600	867	225

	66,322	101,661	26,433

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 14 –	Share Capital

All ordinary share and per share data included in these financial statements have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of shares discussed below.

In September 2007 and on October 10, 2007, the shareholders of the Company resolved certain decisions regarding the share capital of the Company which resulted in the following:

1)	Reorganizing the share capital so that each ordinary share of NIS 1 par value would be split into 10 ordinary shares of NIS 0.1 par value.

2)	Increasing the authorized share capital from 13,800,000 ordinary shares of NIS 0.1 par value to 50,000,000 ordinary shares of NIS 0.1 par value.

3)

Issuing 17,815,860 fully paid shares of NIS 0.1 par value to the Parent Company in respect of the contribution of the assets and liabilities of the Communication Business which were not previously owned by the Company.

4)	Allotting 554,140 fully paid dividend shares of NIS 0.1 par value to the Parent Company.

Following the consummation of the above transactions, the Company had 18,370,000 ordinary shares of NIS 0.1 par value issued and fully paid.

During November 2007, the Company consummated an initial public offering in which it sold 6,675,000 ordinary shares at a price of $12 per share. In December 2007, the underwriters exercised their overallotment option for the purchase of an additional 315,000 ordinary shares. Net proceeds to the Company from the IPO, including sale of the additional shares to the underwriters, net of commissions and expenses was $77,838.

2007 Equity Incentive Plan

In February 2008, the Company’s Board of Directors approved a share based incentive plan for its employees, directors and service providers. Under its equity incentive plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares. The total number of ordinary shares that will be available for grant under the plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that the Company grants under the plan with a per share or unit purchase price lower than 100% of fair market value of its ordinary shares on the date of grant and by one share for each option that the Company grants under the plan.

Restricted shares, restricted share units and options granted under the equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If the Company terminates the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If the Company terminates the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 –	Income Taxes

A.	Adjustments for inflation

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Israeli Consumer Price Index (“CPI”). The Inflationary Adjustments Law was effective beginning in the 1985 tax year. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the Inflationary Adjustments Law is not in accordance with U.S. GAAP. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 (“The Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Furthermore, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to the CPI subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of 2007 tax year will be used going forward.

B	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005” (“2005 Amendment”). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 and 2007 the tax rate was 31% and 29%, respectively, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. The current taxes and the deferred tax balances as of December 31, 2006 and 2007 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

C.	Neither the Company nor its subsidiary has received any final tax assessments since incorporation.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 –	Income Taxes (cont’d)

D.	The income tax expense (benefit) presented in the statements of operations are as follow:

				Convenience translation into US Dollars (Note 2)

	Year ended December 31			Year ended
				December 31
	2005	2006	2007	2007

	NIS	NIS	NIS	US$

Current taxes	6,857	10,399	34,156	8,881
Deferred taxes	115	(84)	(11,129)	(2,894)

Income tax expense	6,972	10,315	23,027	5,987

E.	A reconciliation of the theoretical income tax expense computed on the income before income taxes at the statutory tax rate to the actual income tax expense is as follows:

				Convenience translation into US Dollars (Note 2)

	Year ended December 31			Year ended
				December 31
	2005	2006	2007	2007

	NIS	NIS	NIS	US$

Income before income taxes reported in the statement of operations	18,724	8,283	62,919	16,359
Statutory tax rate	34%	31%	29%	29%

Theoretical income tax expense	6,366	2,568	18,247	4,744

Increase (decrease) in income tax expense resulting from:
Permanent differences in respect of losses on hedge transactions	–	5,000	–	–
Non-deductible expenses	412	278	956	249
Effect of change in tax rate	486	139	643	167
Change in valuation allowance	–	2,600	1,150	299
Inflationary adjustments and other differences	(292)	(270)	2,031	528

Income tax expense	6,972	10,315	23,027	5,987

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 –	Income Taxes (cont’d)

F.	The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

			Convenience translation into US Dollars (Note2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Deferred tax assets:
Provision for employee benefits, net	4,928	5,781	1,503
Allowance for doubtful debts	3,680	5,028	1,307
Tax losses and capital loss carryforwards	19,811	19,398	5,044
Property and equipment and other assets, net	3,002	4,245	1,104
Other	386	2,052	534

Total gross deferred tax assets	31,807	36,504	9,492

Valuation allowance	(3,600)	(4,750)	(1,235)

Net deferred tax assets	28,207	31,754	8,257

Deferred tax liabilities:
Intangible asset	58,967	51,385	13,361

Total gross deferred tax liabilities	58,967	51,385	13,361

Net deferred tax assets (liabilities)	(30,760)	(19,631)	(5,104)

All income before income taxes and related income tax expense are from Israeli sources.

As of December 2007, the Company has historical operating loss carryforwards for tax purposes of approximately NIS 56,000 and the Company’s subsidiary has operating losses carryforwards for tax purposes of approximately NIS 19,000. These operating loss carryforwards have no expiry date.

The Company’s management has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management with respect to the consideration of positive and negative factors including benefits that could be realized from available tax strategies and future taxable income. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards. The valuation allowance includes an amount of NIS 1,000 for which subsequently recognized tax benefits will be allocated to reduce goodwill.

In assessing the need for a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance on its deferred tax asset of the subsidiary’s operating loss carryforwards.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 –	Income Taxes (cont’d)

G.	Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007 and there was no material effect on the consolidated financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

The total amount of gross unrecognized tax benefits as of January 1, 2007, was NIS 7.6 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follow:

		Convenience translation into US Dollars (Note 2)

	NIS	US$

Balance as of January 1, 2007	7,600	1,976
Additional for prior year tax positions	–	–
Settlement	(5,000)	(1,300)
Reductions for prior year tax positions	(2,600)	(676)

Balance as of December 31, 2007	–	–

The Company does not expect that the amount of unrecognized benefits will change significantly within the next 12 months. As of January 1, 2007, and for the twelve-month period ended December 31, 2007, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiary file income tax returns in Israel only. The Israeli tax returns of the Company and its subsidiary are open to examination by the Israeli tax authorities for the tax years beginning in 2003.

Note 16 –	Related Parties

A.	Related party transactions and balances

Related parties are comprised of the Parent Company and principal shareholders of the Parent Company (holders of 10% and above of the Parent Company’s share capital), their subsidiaries and affiliates as well as affiliates of the Company.

The Company and the Parent Company and its subsidiaries are engaged in transactions with each other in the ordinary course of their respective businesses at regular commercial terms.

All related parties balances appear within the Due (to) from related party balances and the Parent Company payables.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 –	Related Parties (cont’d)

A.	Related party transactions and balances (cont’d)

The Company conducts transactions with additional related parties other than the Parent Company and its subsidiaries, as detailed below.

(a)	Sale of communication services to related parties.

(b)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

(c)	Advertising through related parties.

B.	Balances due to related parties in the balance sheets as follows:

			Convenience translation into US Dollars (Note2)
	December 31
			December 31
	2006	2007	2007

	NIS	NIS	US$

Current Assets
Parent Company receivables	325	6,553	1,704

Related parties receivables	2,012	2,161	562

Current liabilities
Loan from parent company	–	105,733	27,492

Parent company payables	–	1,103	287

C.	Related party transactions were reflected in the statements of operations as follows:

			Convenience translation into US Dollars (Note 2)

	Year ended December 31		Year ended
			December 31
	2006	2007	2007

	NIS	NIS	US$

Selling and marketing expense	3,721	1,164	303

Financing expense	–	5,093	1,324

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 –	Commitments and Contingencies

A.	Contingent liabilities

1.

On January 2, 2005, a claim was submitted against 012 Golden Lines and three other companies regarding infringement of Israeli Patent No. 76993 dated November 10, 1985, unjust enrichment and breach of statutory duties. The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the systems allegedly infringing the patent, seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the pending lawsuit, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and the lack of examination by the patent examiner of previous information, in light of which the patent registration request should not have been approved. The decision may be appealed by the plaintiffs. On February 6, 2007, IDT CORPORATION filed a claim against the plaintiffs claiming that they are not the owners of the patent, which IDT later sought to consolidate with the pending lawsuit discussed above. We and other communications companies were named as formal defendants in these proceedings, but no remedy was sought. On October 7, 2007, IDT CORPORATION and the plaintiffs submitted a joint motion in the District Court, seeking to dismiss the IDT claim following resolution of all disputes between themselves. On October 14, 2007, the District Court dismissed the IDT claim as was requested. In the pending lawsuit, the District Court scheduled a pre-trial hearing for November 9, 2008, and the parties have reached a procedural agreement according to which all preliminary proceedings (e.g. discovery requests and questionnaires) will be concluded by October 23, 2008. The lawsuit is in its preliminary stages The Company included in its consolidated financial statements a provision for the claim which, according to management’s estimation, is sufficient to cover any possible losses from the claim.

2.

During 2002, the Israeli Ministry of Communication requested from 012 payment of royalties on its income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. The Company rejected the request.

During 2006, the Israeli Ministry of Communication forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 –	Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

2.	(cont’d)

In November 2006, 012 forwarded to the Ministry of Communication a legal opinion (the “Opinion”) rejecting the request and arguing that 012 is entitled to the repayment of excess royalties paid in the same period.

On April 17, 2008, the Company sent a letter to the Ministry of Communication demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry responded to the letter and informed the Company that its demand regarding the alleged debt remains. In its response the Ministry of Communication stated that it has conducted several discussions on the subject and it will inform the Company as to its position shortly. As of the date of approval of the combined and consolidated financial statements, a response has not been received from the Ministry of Communication.

The Company provided a provision for this request in its consolidated financial statements. According to Management’s estimate the provision is sufficient to cover any losses that may arise from said request.

3.

In 2003, Bezeq, The Israel Telecommunications Co. Ltd (“Bezeq”), requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004, Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled for July 28, 2008.

The Company provided a provision with respect to the collection commsisson in its combined and consolidated financial statements. According to Management’s estimate the provision is sufficient to cover any losses that may arise from the said request.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 –	Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

4.

During February and April, 2008, three motions to certify class action were filed against the Company and several other Israeli international telephony companies in various District Courts in Israel. These motions allege that the companies unlawfully charged consumers in excess of the tariffs published by them with respect to their calling card services, allege that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, alleging that the companies deduct the time spent when unsuccessfully attempting to call someone from the card, calculate and collect payment not by units of round minutes as indicated, provide misleading information about the number of “units” on the card together formed a cartel that arranged and raised the prices of calling cards, and finally claim that the companies improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. Currently, the total amount of the claim can not be estimated. At this stage the Company is unable to estimate what potential liability or costs, if any, may be incurred in connection with these petitions

5.

From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

B.	Commitments

1.	Royalties commitment

The Company has been granted various licenses from the Ministry of Communication for the provision of international telecommunication services for 20 years until December 2025. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

In December 2005, the Company was granted a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years. During 2006, 012 commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services in VoB technology.

According to the license terms, the Company is obligated to pay royalties to the State of Israel at the rate of 2.5% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1% in 2010.

The Company provided the State of Israel with an unconditional bank guarantee of NIS 28.2 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 –	Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

2.	Under the terms of the licenses the Company must maitain minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($4.7-5.9 million).

3.	Rights of Use (ROU) and lease agreement

a.

The Company has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. The Company is obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 49.3 million during 2008-2015.

012 also entered into agreements with a service provider for the purchase of indefeasible ROUs for international fiber optic lines until the year 2017 including an extension option of 5 years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable.

The anticipated annual payments for the active ROU as of December 31, 2007 are:

		Convenience translation into US Dollars (Note 2)

	NIS	US$

2008	23,454	6,098
2009	21,094	5,485
2010	21,094	5,485
2011	21,094	5,485
2012 and thereafter	25,380	6,599

	112,116	29,152

In addition, under the terms of the ROU agreements the Company is committed to pay annual maintenance fees during the usage period of a total of approximately NIS 18 million per year. All payments under the ROU agreements are linked to the US$.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 –	Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

b.

The Company has entered into various noncancellable operating lease agreements for premises and motor vehicles. The Company deposited NIS 589 pursuant to the terms of the operating lease agreements and provided a bank guarantee of NIS 2.0 million in respect of certain lease agreements.

Certain of these lease agreements have a foreign currency derivatives embedded within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) A separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period through net income.

3.	Rights of Use (ROU) and lease agreement (cont’d)

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, as of December 31, 2007 are as follows:

		Convenience translation into US Dollars (Note 2)

	NIS	US$

2008	14,908	3,876
2009	10,923	2,840
2010	10,923	2,840
2011	4,327	1,125
2012 and thereafter	16,201	3,675

	57,282	14,356

4.	Effect of new legislation and standards

Bezeq pays the Company interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying the Company interconnect fees because the Company uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay the Company interconnect fees for calls originated from Bezeq fixed-lines to the Company’s lines at the same tariff that the Company pays Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination and Bezeq should continue to pay the Company interconnect fees at then current rates or at all.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 –	Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

4.	(cont’d)

As a result of an amendment to the Communications Law in March 2005, all telephone operators were required to implement number portability by September 1, 2006. Number portability would permit VoB subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators implemented number portability by that date. A petition was filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If adequate relief is not granted, the Company may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, the Company was notified by the Ministry of Communications that its failure to implement the number portability program constituted a continued violation of its license, which may require the Company to pay a fine of NIS 2,033 and additional daily fines of NIS 6.4 beginning May 25, 2007 until its implementation of the program. The Company submitted its response to the notification on July 5, 2007 and implemented number portability in December 2007. At this stage, management can not estimate the financial outcome of this violation, if any, therefore, no provision was recorded.

5.	Other commitments

a.

The Board of Directors resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

b.	As at December 31, 2007, the Company has commitments in the amount of NIS 3,091 covering primarily the purchase of network equipment.

C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, the Company provided bank guarantees to suppliers in the aggregate amount of NIS 700 as of December 31, 2007.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 –	Segment Reporting

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management. The Company operates within two segments: Broadband and Traditional Voice Services.

Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WIFI network of hotspots across Israel.

Traditional Voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

The majority of the Company’s property and equipment is being utilized by both segments and therefore is not allocated between these segments.

Management evaluates each segment’s performance based upon revenue and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenue and gross profit are presented below.

Year ended December 31, 2007

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Total revenue	478,703	624,185	1,102,888

Gross profit	213,884	128,299	340,683

Selling and marketing			157,304
General and administrative			57,984
Impairment and other charges			10,433

Operating income			114,962

Financial income			4,694
Financial expenses			56,737

			52,043
Income before income taxes			62,919

Goodwill attributed to the segment	297,040	114,131	411,171

Depreciation and amortization	77,266	33,715	110,981

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 –	Segment Reporting (cont’d)

Year ended December 31, 2006

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Total revenue	183,096	159,990	343,086

Gross profit	90,577	27,944	118,521

Selling and marketing			59,864
General and administrative			22,921
Impairment and other charges			10,187

Operating income			25,549

Financial income			1,829
Financial expenses			19,095

Income before income taxes			8,283

Goodwill attributed to the segment	296,307	113,849	410,156

Depreciation and amortization	17,894	3,539	21,433

Year ended December 31, 2005

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Total revenue	176,317	68,059	244,376

Gross profit	87,580	19,940	107,520

Selling and marketing			60,595
General and administrative			22,859

Operating income			24,066

Financial income			1,197
Financial expenses			6,539

Income before income taxes			18,724

Goodwill attributed to the segment	–	–	–

Depreciation and amortization	19,521	3,298	22,819

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

012 SMILE.COMMUNICATIONS LTD. By: /s/ Stella Handler —————————————— Stella Handler Chief Executive Officer

By: /s/ Doron Ilan —————————————— Doron Ilan Chief Financial Officer

Dated: June 30, 2008