Form 20-F/A
period 2007-12-31
012 SMILE.COMMUNICATIONS LTD
filed 2008-09-15
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ☐   No☒

This annual report on Form 20-F/A is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No 333-150173.

EXPLANATORY NOTE

         This Amendment No. 1 on Form 20-F/A is being filed to amend Item 5.A. (Operating and Financial Review and Prospects – Operating Results) Item 15T. (Controls and Procedures), and Exhibits 12.1 and 12.2 of the Annual Report on Form 20-F for the year ended December 31, 2007 of 012 Smile.Communications Ltd., which was originally filed on June 30, 2008.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as originally filed and all such other information in the original filing, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2007 and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2007 continues to speak as of June 30, 2007. For the convenience of the reader, the document has been refiled in its entirety.

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

         Cost of Revenues. Our cost of revenues increased by 239.4% from NIS 224.6 million for the year ended December 31, 2006 to NIS 762.2 million ($198.2 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our cost of revenues as a percentage of revenues increased from 65% for the year ended December 31, 2006 to 69% for the year ended December 31, 2007 primarily from the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a higher cost of revenues than the provisioning of broadband services. Cost of revenues as a percentage of revenues is expected to decrease slightly in 2008, due to the increasing contribution of broadband services to our revenues mix.

         Cost of revenues for broadband services increased by 187.9% from NIS 92.5 million for the year ended December 31, 2006 to NIS 266.3 million ($ 69.3 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. The increase is attributable to expenses related to the growth in broadband services.

         Cost of revenues for traditional voice services increased by 275.5% from NIS 132.1 million for the year ended December 31,2006 to NIS 495.9 million ($ 128.9 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, and is attributable to higher termination costs resulting from the substantial growth in traditional voice services.

         Gross Profit. Our gross profit increased by 187.4% from NIS 118.5 million for the year ended December 31, 2006 to NIS 340.7 million ($88.6 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our gross profit as a percentage of revenues decreased from 35% for the year ended December 31, 2006 to 31% for the year ended December 31, 2007 primarily due to the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a lower gross profit than the provisioning of broadband services. Gross profit as a percentage of revenues is expected to increase slightly in 2008, due to the increasing contribution of broadband services as part of our revenues mix.

         Gross profit for our broadband services increased by 134.5% from NIS 90.6 million for the year ended December 31, 2006 to NIS 212.4 million ($ 55.2 million) for the year ended December 31, 2007. The increase is primarily due to the consolidation of 012 Golden Lines’ results for the first time and to the growth in broadband services.

         Gross profit for our traditional voice services increased by 359.1% from NIS 27.9 million for the year ended December 31, 2006 to NIS 128.3 million ($ 33.5 million) for the year ended December 31, 2007. The increase is primarily due to the consolidation of 012 Golden Lines’ results for the first time and to the substantial growth in traditional voice services.

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

         Cost of revenues for broadband services increased by 4.3% from NIS 88.7 million for the year ended December 31, 2005 to NIS 92.5 million ($ 24.1 million) for the year ended December 31, 2006. The increase is due to expenses related to the growth in broadband services.

         Cost of revenues for traditional voice services increased by 174.4% from NIS 48.1 million for the year ended December 31,2005 to NIS 132.1 million ($ 34.3 million) for the year ended December 31, 2006. The increase is related to the growth in traditional voice services and is primarily due to NIS 84.6 million ($22.0 million) of higher network costs associated with our traditional voice services, in particular the growth in our hubbing services for carriers. Hubbing services historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

         Gross Profit. Our gross profit increased by 10.2% from NIS 107.5 million for the year ended December 31, 2005 to NIS 118.5 million ($30.8 million) for the year ended December 31, 2006. The increase is related primarily to the penetration of the traditional voice market in Israel. Our gross profit as a percentage of revenues decreased from 44% for the year ended December 31, 2005 to 35% for the year ended December 31, 2006 primarily due to the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a lower gross profit than the provisioning of broadband services.

         Gross profit for our broadband services increased by 3.4% from NIS 87.6 million for the year ended December 31, 2005 to NIS 90.6 million ($ 23.6 million) for the year ended December 31, 2006. The increase is attributable to the growth in broadband services.

         Gross profit for our traditional voice services increased by 40.1% from NIS 19.9 million for the year ended December 31, 2005 to NIS 27.9 million ($ 7.3 million) for the year ended December 31, 2006. The increase is primarily due to our penetration of the traditional voice market in Israel.

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

         This annual report does not include an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

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

4.7	Form of Agreement among the Registrant, Smile.Media Ltd. and Internet Gold-Golden Lines Ltd. (1)

4.8	Agreement dated December 29, 2006 between the Registrant and Smile.Media Ltd. (1)

4.9	Capacity Right of Use Agreement dated as of January 1, 2003 by and between Mediterranean Nautilus Limited and 012 Golden Lines Ltd. (1)

4.10	Offer to 012 Golden Lines Ltd. to Purchase Additional Capacity over the Med Nautilus Network dated September 5, 2005. (1)

4.11	Capacity Rights of Use Agreement, dated July 31, 2003, between Barak I.T.C. (1995)–The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd. (1)

4.12	Amendment of Agreement, dated November 10, 2005, between Barak I.T.C. (1995)–The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd. (1)

4.13	2007 Equity Incentive Plan. (1)

8.1	List of Subsidiaries of the Registrant (2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Previously filed

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

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

012 SMILE.COMMUNICATIONS LTD. By: /s/ Stella Handler —————————————— Stella Handler Chief Executive Officer

By: /s/ Doron Ilan —————————————— Doron Ilan Chief Financial Officer

Dated: September 15, 2008