Form 20-F
period 2008-12-31
012 SMILE.COMMUNICATIONS LTD
filed 2009-06-24
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ...............

Commission file number: 001-33773

012 SMILE.COMMUNICATIONS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

25 Hasivim Street, Petach Tikva, 49170 Israel
(Address of principal executive offices)

Doron Ilan, CFO, +972-72-200-2020 (phone), +972-72-200-2060 (fax)
25 Hasivim Street, Petach Tikva 49170, Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

Ordinary Shares, par value NIS 0.1 per share 25,360,000 shares
(as of December 31, 2008)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial	Other ☐
Reporting Standards as issued
by the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No 333-150173.

INTRODUCTION

        We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are one of the first to be granted a license to conduct a marketing experiment that will examine the provision of domestic telephony services using the innovative Voice over Broadband over Cellular, or VoBoC, technology. Recently, we applied to the Israeli Ministry of Communications, or the Ministry of Communications, for a full mobile virtual network operator, or MVNO, license according to draft guidelines published by the Ministry of Communications.

        We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2008, we provided services to approximately one million registered household customers and approximately 80,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 62 of the 100 largest companies in Israel (as determined by Dun & Bradstreet), which includes the two largest Israeli banks and the Government of Israel.

        On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines Ltd., or 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services.

        Since our initial public offering in October 2007, our ordinary shares have been listed on the NASDAQ Global Market (symbol: SMLC) and on the Tel Aviv Stock Exchange. As used in this annual report, the terms “we,” “us” and “our” mean 012 Smile.Communications Ltd. and its subsidiaries, unless otherwise indicated.

        Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange at December 31, 2008 (NIS 3.802 = $1.00). All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

i

        We have obtained a license from Internet Gold – Golden Lines Ltd., or Internet Gold, for the use of our “Smile” logo. Our 012, 012 Smile.Communications, and 012 Mobile logos are registered trademarks in Israel. All other registered trademarks appearing in this annual report are owned by their holders.

        Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information – Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected combined and consolidated financial data as of and for the five years ended December 31, 2008 are derived from our audited combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited combined and consolidated financial statements with respect to the three years ended December 31, 2008 and as of December 31, 2007 and 2008 appear elsewhere in this annual report. Our selected combined and consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2005 and 2004 have been derived from audited combined and consolidated financial statements not included in this annual report. Selected combined and consolidated balance sheet data as of December 31, 2004 is not provided as we are unable to provide such information without undue burden and financial hardship in preparing such information. The selected combined and consolidated financial data set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” and our combined and consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(NIS in thousands, except share and per share data)

Revenues	182,215	244,376	343,086	1,102,888	1,106,203
Cost of revenues	77,295	136,856	224,565	762,205	753,416
Selling and marketing	66,235	60,595	59,864	157,304	162,274
General and administrative	17,389	22,859	22,921	57,984	55,913
Impairment and other charges	-	-	10,187	10,433	6,705

Operating income	21,296	24,066	25,549	114,962	127,895
Financial income (expenses), net	1,464	(5,342)	(17,266)	(52,043)	(57,239)

Income before income taxes	22,760	18,724	8,283	62,919	70,656
Income tax expense	8,371	6,972	10,315	23,027	22,174

Net income (loss)	14,389	11,752	(2,032)	39,892	48,482

Basic and diluted earnings (loss)
per share	0.78	0.64	(0.11)	2.05	1.91

Weighted average number of
ordinary shares used in
calculation of basic and diluted
earnings (loss) per share	18,370,000	18,370,000	18,370,000	19,493,329	25,360,000

Balance Sheet Data:

	As of December 31,
	2005	2006	2007	2008
	(NIS in thousands)

Cash and cash equivalents	-	37,987	229,895	60,652
Total assets	223,420	1,371,562	1,554,036	1,602,972
Total short-term debt	35,587	343,136	111,698	210,639
Total long-term loans (net of current
maturities)	10,171	2,871	440,296	386,062

Exchange Rate Information

        The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein. See Note 2 to the consolidated financial statements included elsewhere in this Form 20-F.

Period	Average (1)	High	Low	At Period End

Year ended December 31, 2004	4.478	4.634	4.308	4.308
Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802

(1) Calculated based on the average of the representative rates on the last business day of each month during the relevant period.

Period	High	Low

December 2008	3.990	3.677
January 2009	4.065	3.783
February 2009	4.191	4.012
March 2009	4.245	4.024
April 2009	4.256	4.125
May 2009	4.169	3.958

        On June 22, 2009, the representative rate of exchange was NIS 3.955 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

      Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.	RISK FACTORS

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

        As part of our growth strategy, we acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. Our total assets increased to NIS 1,603 million ($422 million) as at December 31, 2008 from NIS 1554 million as at December 31, 2007. Our revenues increased to NIS 1,106.2 million ($291 million) for the year ended December 31, 2008 from NIS 1,102.9 million ($290.1 million) for the year ended December 31, 2007 and NIS 343.1 million for the year ended December 31, 2006, primarily due to our acquisition of 012 Golden Lines as of December 31, 2006. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues increased to NIS 343.1 million for the year ended December 31, 2006 from NIS 244.4 million for the year ended December 31, 2005. Our organic growth and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. Our infrastructure, technical and customer support staff, operational and billing systems and other resources may not adequately accommodate or facilitate the growth of our business.

        Another part of our growth strategy is managing and reducing the costs associated with delivering our services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. We may not be able to manage our expanding operations effectively or be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

The recent change in regulatory limitations on Bezeq The Israel Telecommunications Corp. Ltd. will likely result in increased competition, and may result in a reduction in our revenues from interconnect fees.

        Bezeq The Israel Telecommunications Corp. Ltd. or Bezeq, the incumbent local telephony provider, is subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings, restrictions to entry into the VoB market and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in providing its various communication services.

        According to the policy of the Ministry of Communications, once Bezeq’s market share of domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, Bezeq’s license will be amended so as to enable it to submit an application for the Minister of Communication’s approval to market a basket of services (including broadcast services) in that customer segment, which includes telecommunications services provided by Bezeq and by a subsidiary. The Minister of Communication’s approval to market a basket of services will be granted based on the status of competition in the area of telecommunications or broadcasts and will be subject to certain conditions set forth in the policy.

        According to the announcement of the Ministry of Communications on August 25, 2008, as at June 2008, Bezeq’s market share declined in the fixed-line telephony sector (private sector) to below 85% in terms of normative revenue. The Ministry of Communications subsequently announced that Bezeq’s share of the fixed-line phone market had declined sufficiently to permit it to seek authority to offer a package of services, with respect to the residential sector.

        According to the announcement of the Ministry of Communications on May 31, 2009, in November 2008, Bezeq’s market share was 80.7% in the residential sector and 86.6% in the business sector. Additionally, commencing November 2008, the Ministry of Communications measured the market share using a new format recommended by the Gronau Committee, which provides that regular lines and traffic lines must be measured separately. In accordance with the new measuring system, Bezeq’s market share based on normative income is 79.2% for regular lines and 81.2% for traffic lines.

        Accordingly, Bezeq applied to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV.

        On July 3, 2008, Bezeq received a draft amendment of its license and the licenses of its subsidiary companies, Pelephone, Bezeq International and D.B.S. Satellite Services (1998) Ltd., regarding the marketing of joint service packages. In July 2008, Bezeq submitted its position to the Ministry of Communications, stating that the amendment of the licenses represents an intensification of regulation in comparison to the policy document of the Minister of Communications dated March 31, 2004, which is supposed to reflect relief for Bezeq, and it would be appropriate to allow a model for marketing of joint packages of services that represents relief for Bezeq now that its market share has decreased to 85% or less, together with ministerial supervision using more moderate measures than those proposed in the draft amendment to the license. On January 22, 2009, draft amendments to the general licenses of Bezeq and its subsidiaries were submitted to such companies and published on the website of the Ministry of Communications. The amendments addressed the approval for marketing of the joint packages. On February 8, 2009, Bezeq submitted its position, stating that its material remarks were not reflected in the draft, without explanation. Bezeq requested material amendments to the first draft amendment.

        The Ministry of Communications is presently conducting several hearings that may lead to additional amendments to Bezeq and its subsidiaries’ licenses that will allow them to offer such bundled services. In the event the Ministry of Communications allows the Bezeq group to bundle services, this may increase Bezeq’s competitive position in the communication market and increase its direct competition with us, in a manner that may materially and adversely affect our results of operations.

        Bezeq pays us interconnect fees with respect to calls being made from Bezeq fixed-lines to our VoB lines. Bezeq has raised the claim that it should not be required to pay us interconnect fees because we use its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay us interconnect fees for calls originated from Bezeq fixed-lines to our lines at the same tariff as we pay Bezeq, this determination will be reviewed by the Ministry of Communications by the end of 2009, and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay us interconnect fees at then current rates or at all.

        In February 2009, the Minister of Communications granted a VoB service operation license to B.I.P. Communication Solutions, a Bezeq International subsidiary. The license will enable Bezeq to deliver telephony services over broadband (VoB) to private customers. Additionally, once Bezeq’s market share of the business sector of domestic telephony market goes below 85%, Bezeq International may also be able to provide this service to business clients as a separate or bundled service.

        If the Ministry of Communications releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments of the communications market and can easily provide its customers with access to a great variety of services.

        The Ministry of Communications will also examine the competitive position of D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, and it may allow it to enter the VoB market if its competitive position deteriorates.

Changes in the regulatory and legal compliance environment could adversely affect our operations and business activities and could result in increased competition and reduced revenues and profitability.

        We operate in a highly regulated industry in Israel, which limits our flexibility in managing our business. We are subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting our business activities, such as the following:

—	The recent deregulation of the certain monopoly restrictions imposed on Bezeq, Israel's incumbent telephony operator, and its affiliates;

—	The recent deregulation of the restriction imposed on Bezeq and its affiliates, including D.B.S. Satellite Services (1998) Ltd. (which operates under the trade name YES), Israel’s sole satellite television service provider, that permits Bezeq’s affiliates to provide VoB services;

—	Changing the restrictions imposed on cellular operators that will allow them to provide international telephony services in the future;

—	Changing the regulation that requires the incumbent infrastructure providers Bezeq and HOT to allow us “open access” enabling us to provide broadband and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

—	Changing the regulations affecting our interconnection arrangements with other operators;

—	Changing call termination tariffs;

—	Limiting the prices that we may charge our customers;

—	Broadening or increasing the range of revenues on which royalties are paid;

—	Changing the regulations affecting our international and local telephony business; and

—	Changing the regulations affecting our on-going relationships with customers under fixed-term contracts.

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

        The regulations promulgated under the Israeli Communications Law, 1982, or the Communications Law, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of our outstanding share capital and must have the right to appoint at least 20% of our directors. In addition, our licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of our outstanding share capital. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See Item 4B. “Information on the Company – Business Overview – Government Regulation – General – Licenses and Applications.”

        While we believe that we are currently in compliance with all material requirements of our licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of our compliance. Accordingly, we cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The current global financial crisis may have a negative impact on our business and financial condition.

        The current worldwide economic crisis has created significant reductions in available capital and liquidity from banks and other providers of credit, which may adversely affect our customers’ ability to purchase our services and fulfill their obligations to us. Additionally, many of the effects and consequences of the current global financial crisis and a broader global economic downturn are currently unknown; any one or all of these factors could potentially have a material adverse effect on our or our customers’ liquidity and capital resources, or otherwise negatively impact our business and financial results.

        The Israeli economy has recently experienced a slowing of its growth rate. This slow down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and what adverse impact it will have on the global economy in general and the Israeli economy in particular.

The industry in which we operate is dynamic, and we will need to seek additional licenses in the future. Our inability to obtain any such new license may negatively impact our growth opportunities and revenues.

        The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. Our ability to introduce new services depends upon our ability to receive the appropriate licenses.

        Our introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which period may be extended by the Ministry of Communications. Such review may cause us to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow us to introduce such new services or make the introduction of the services subject to various conditions.

        In 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s cellular market and to review whether to allow the entry of new operators, including MVNOs, into the Israeli telecommunications market. Based on the findings of their review, the Ministry of Communications has begun conducting hearings regarding a draft MVNO license and regulations.

        In March 2008, the Grunau Committee, a public commission appointed in 2006 by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations which included a recommendation, among other things, to accelerate the procedures necessary to allow the entry of MVNOs into the cellular market.

        In January 2009, the Ministry of Communications prepared draft guidelines incorporating the main conditions and requirements necessary to apply for an MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the draft license and its conditions and requirements. We have applied to the Ministry of Communications for a full MVNO license according to the principles it published although the final regulatory framework for the grant of such a license has not yet been established.

        Our inability to obtain any new license, including an MVNO license, or to introduce new services under an existing license, may negatively impact our growth opportunities and revenues.

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

        In March 2008, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communications market, issued its recommendation to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling of Bezeq’s infrastructure, which, if accepted and implemented, would allow us to compete in the MVNO and IPTV sectors and improve our competitive position in the VoB business market, while worsening our position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance telephony market.

        On August 20, 2008, Israel’s Minister of Communications issued his decision to implement the recommendations of the Gronau Committee to increase competition in the communication market. When implemented, we expect that this will result in the following:

—	Increased competition within the Israel cellular communication market by granting MVNO licenses;

—	Cellular operators will not be allowed to enter the international long distance market unless an international communication services provider will be granted an MVNO license, subject to changes in the tariffs for the international calls made by cellular phone users;

—	Increased competition within the landline communication services as a result of enforcing local loop unbundling of the infrastructure of Bezeq. Following such local loop unbundling, Bezeq’s subsidiaries will be allowed to offer bundled services, subject to several additional terms and conditions.

        Based on the experience of operators elsewhere and according to the conclusions of the report prepared for the Ministry of Communications by a leading international consulting company, we assume that the entry of a MVNO (a mobile virtual network operator) using the frequencies and antennas of an existing mobile operator will lead to increased competition in Israel. The entry of additional operators into the mobile sector may alter the balance that has prevailed among the cellular operators in recent years and increased competition will ultimately result in lower prices for consumers. The entry of additional mobile operators into this market may increase the competition among the companies in the sector and encourage them to provide more attractive offers to their customers.

        In addition, the Ministry of Communications recently announced its intention to increase competition in the cellular market by granting a cellular license to a new cellular operator in Israel. In May 2009, the Ministry of Communications appointed an integrated tender committee to perform a public tender for the allocation of new third generation frequencies for a new cellular operator and for the grant of a cellular license to a new cellular operator. We are currently reviewing our possibilities with regards to such tender.

        The Ministry of Communications has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require us to lower our prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. These developments could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm our competitive position.

        We expect other competitors, including companies that are not presently engaged in local and international telephony, will provide VoB services in the future when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact our ability to increase our market share.

        In the future, we may face additional competition for our services from cellular operators in Israel, such as Cellcom, Partner and Pelephone, all of which have received ISP licenses, and from international ISPs. During December 2008 and January 2009, Partner entered into the ISP and VoB markets and launched its new portfolio of services, which include ISP services, e-mail access, Wi-Fi, fixed telephony through VoB technology and web-based entertainment multimedia services.

        We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which are not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers that may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

Our hubbing services are subject to a high degree of volatility and any further reduction in our hubbing services could significantly reduce our revenues.

        The profitability of our hubbing services business is driven by the needs of our customers whose demand for hubbing services is constantly fluctuating. In late 2007, we reduced our hubbing services business because of its lower operating margin. As a result, our hubbing services business declined significantly beginning in the last fiscal quarter of 2007 and reached a stable level of quarterly revenues during 2008, which we expect to maintain going forward. Our hubbing services business might be subject to a certain degree of volatility and could result in fluctuations in our reported revenues and net income on a quarterly basis.

We operate in a market which already exhibits maturity and high user penetration, and we may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on our profitability.

        The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market. Our future revenues will depend significantly on our ability to retain existing customers, to sell those customers additional services, such as local telephony, to offer a wide range of enhanced communications services on an individual basis or as part of a bundle of multiple services, and to attract new customers from other providers. We may not be successful in such efforts. In addition, the competitive market environment has required us in the past and may require us in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing our rates. If adopted in the future, we cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on our profitability.

We are reliant on our senior management team and our managers and employees, and a loss of any key member of our senior management or the inability to retain highly qualified managers and employees could have an adverse effect on our future operations and profitability.

        Our future development is dependent upon our present and prospective management team, including Eli Holtzman, our vice chairman, Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer and vice president finance. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our senior management for any reason may have an adverse effect on our operations and profitability. In addition, our success depends on our ability to attract and retain highly qualified managers and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and we may not be successful in attracting, assimilating or retaining qualified engineers and mangers to fulfill our current or future needs. This could adversely impact our operations and financial performance.

We may be subject to fines or face claims of being in violation of the Israeli Communications Law or in violation of the Ministry of Communications’ number portability plan, which could adversely affect our profitability.

        As a result of an amendment to the Israeli Communications Law in March 2005, international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability permits local telephony subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, none of the operators were able to implement number portability. On May 24, 2007, all of the cellular and landline telephony operators, including us and our subsidiary, 012 Telecom, our landline telephony operator, were notified by the Ministry of Communications that failure to implement the number portability program constituted a continued violation of the Israeli Communications Law and the number portability plan published by the Ministry of Communications in August 2005. We were notified that the Ministry of Communications is considering imposing fines of NIS 2,032,750 (approximately $535,650) and additional daily fines of NIS 6,450 ($1,700), beginning May 25, 2007. We submitted our response to the notifications on July 5, 2007 and implemented number portability in December 2007. In November 2008, the Ministry of Communications asked us to provide actual details with respect to the implementation dates of the number portability in our systems. To date, the Ministry of Communications has not imposed any fines.

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

        Our VoB services are not the same as traditional voice services. The quality of our VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT, over which we have no control. Among the differences between our VoB service and traditional voice services are:

—	If our customers experience a loss of power, our services will be interrupted.

—	Our VoB services will be interrupted if our customers experience interruption in broadband access.

—	Depending on the quality of the broadband access provided to our customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

        If customers do not accept these differences between our service and traditional voice service, they may choose to continue using traditional voice services or may choose to return to services provided by traditional telephone companies. The growth of our VoB business is dependent on the adoption of our services by mainstream customers and therefore, the rate of adoption may have a significant effect on our growth.

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

If we do not successfully continue to develop our brand, we may be unable to attract a sufficient number of customers to our services to maintain or increase our market share or to recover our selling and marketing expenses, which could harm our future revenues or our ability to implement our growth strategy and our net income may be adversely affected.

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

We are dependent on certain suppliers and if any of our arrangements with these suppliers are terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

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

        Many of our services are dependent on the submarine infrastructure made available by Med Nautilus, owned by Telecom Italia, which connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. Med Nautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed to on a long-term basis and our contract with Med Nautilus sets out the prices to be paid by us for additional capacity for approximately two years, Med Nautilus has the ability to raise prices without us being able to seek an alternative supplier for additional capacity.

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

We are exposed to risks relating to our network infrastructure and are dependent on services we receive from our external suppliers. If the level of service we receive from our external suppliers decreases, we may not be able to maintain the quality and breadth of our services, which could reduce our revenues and harm our operations.

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

        We hold licenses to use various third party software and hardware products. We cannot guarantee that renewal of these licenses or any licenses for additional software or hardware that may be required to operate our business will be available as needed. While our third party licensors have represented to us that they have the right to license their software and hardware, and in some cases have agreed to provide indemnification, we cannot guarantee that our use of third party software and hardware does not infringe the rights of others. Application for some of our trademarks and service marks containing the SMILE logo were opposed in the past. While the opposition proceeding was terminated due to the failure of the opponent to file evidence, there is no assurance that oppositions or cancellation proceeding challenging the registration of such marks will not be filed in the future. Any infringement claims, even if unsuccessful, could result in damage to our reputation and the expenditure of significant financial and managerial resources.

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

        The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

—	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

—	Consumers may not subscribe to our services;

—	We may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

—	We may lack the financial and operational resources necessary to enable migration toward mobile technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

—	Existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

Our systems and operations are vulnerable to damage or interruption, which could expose us to material risk of loss or litigation and harm our reputation.

        Our systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and customer growth could decrease. While we currently have partially redundant systems, we do not have full redundancy, or alternative providers of hosting services. In addition, we do not have a formal disaster recovery plan and do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We may be exposed to substantial liabilities arising out of our broadband and traditional voice services, which could increase our costs, divert management time and resources and adversely affect our results of operations.

        The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information that may be posted online or generated by our customers. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. In addition, our professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore, new legislation and court decisions may expose us to liabilities or affect our services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry of Communications is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

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

        If cash generated from our operations is insufficient to meet our operating and strategic needs, we may need to raise additional funds in order to expand, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend on a number of factors, including our operating performance, our ability to issue equity and market conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, new securities could have rights, preferences and privileges senior to those of our ordinary shares. Additional financing may not be available when and to the extent required or, if available, may not be on acceptable terms.

We may be unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our compliance with Section 404(a) of the Sarbanes-Oxley Act started in connection with the filing of this annual report on Form 20-F in connection with which our management has assessed and issued a report regarding our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Relationship with Internet Gold and Eurocom Communications Ltd.

Because Internet Gold and Eurocom Communications control substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of any shareholder vote.

        Internet Gold owned approximately 74.79% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 76.41% of our outstanding ordinary shares, as of June 22, 2009. Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

        For as long as Internet Gold has a controlling interest in our company, it, Eurocom Communications and Mr. Elovitch indirectly, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), prevent an acquisition or any other change in control of us. Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders. See Item 10B. “Additional Information – Memorandum and Articles of Association” and Item 7B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Conflicts of interest may arise between Internet Gold, Eurocom Communications, other companies within the Eurocom group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

        Conflicts of interest may arise between Internet Gold, Eurocom Communications and us in a number of areas relating to our past and ongoing relationships. Four of our directors serve as directors of Internet Gold. Areas in which conflicts of interest between Internet Gold, Eurocom Communications and us could arise include, but are not limited to, the following:

—	Loss of opportunities. Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth. Eurocom Communications or its affiliates could, to the extent permitted by law, prevent us from entering into commercial relationships with third parties, such as its competitors. Additionally, competitors of Eurocom Communications may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates. Affiliates of Eurocom Communications include YES, Partner Communications Company Ltd., or Partner, a major cellular operator, and Eurocom Cellular Communications Ltd., a distributor and official representative of Nokia in Israel, and a major supplier of Partner and Cellcom Israel Ltd.

—	Cross officerships, directorships and share ownership. The ownership interests of our directors in the ordinary shares of Internet Gold could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to the nature, quality and cost of services rendered to us by Internet Gold and Eurocom Communications, disagreements over the desirability of a potential acquisition opportunity or employee retention or recruiting. In addition, Internet Gold may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

—	Intercompany transactions. From time to time, Internet Gold, Eurocom Communications or other companies within the Eurocom group may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decline in the future.

        The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	global economic conditions;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	regulatory changes that impact competition in our markets;

—	changes in market valuations of other communications companies;

—	announcements of technological innovations or new services by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Future sales or distributions of our ordinary shares by Internet Gold could depress the market price for our ordinary shares.

        Internet Gold may sell a portion of our ordinary shares that it owns, including pursuant to demand registration rights described elsewhere in this annual report, or distribute those shares to its shareholders. Sales or distributions by Internet Gold of substantial amounts of our ordinary shares in the public market or to its shareholders could adversely affect prevailing market prices for our ordinary shares. Internet Gold has advised us that it currently intends to continue to hold our ordinary shares that it owns. Internet Gold has undertaken to comply with the ownership requirements of the licenses we obtained from the Ministry of Communications in any sale, transfer or disposition of our ordinary shares. Our licenses require that Israeli residents and citizens have minimum shareholdings. Throughout the terms of our VoB and domestic fixed-line licenses, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity controlled by an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. See Item 4B. “Information on the Company – Business Overview – Government Regulation – General – Licenses and Applications.”

We have never paid cash dividends to our shareholders and have not adopted a dividend distribution policy.

        We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investments.

We may in the future be classified as a passive foreign investment company, which will subject our U.S. investors to adverse tax rules.

        Holders of our ordinary shares who are United States residents face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008 and the beginning of 2009. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups, including extensive hostilities along Israel’s border with the Gaza Strip since June 2007. Repeated attacks by Hamas, including missile strikes, against Israeli population centers led to an armed conflict between Israel and Hamas during December 2008 and January 2009. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

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

        During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of our network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies.

        We report our financial results in NIS and receive payments in NIS for most of our sales. Our purchases of international bandwidth and other international transactions are paid in U.S. dollars. As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition. In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders, including Israeli shareholders and shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. For additional discussion about some anti-takeover effects of Israeli law, see “Item 6C. Directors, Senior Management and Employees –Board Practices – Approval of Related Party Transactions Under Israeli Law” and Item 10E. “Taxation -Israeli Tax Considerations.”

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

        Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See Item 4B. “Information on the Company – Business Overview – Government Regulation.” In addition, such requirements may delay, prevent or make difficult an acquisition of our company.

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

        Prior to our October 2007 public offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold currently owns approximately 72.83% of our ordinary shares. In November 2004, Internet Gold became our sole shareholder after purchasing our ordinary shares from our prior shareholders. As part of its internal restructuring in 2006, Internet Gold transferred its communications and media operations into two operating subsidiaries. Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the Communications Business. Internet Gold transferred its media business and we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd. Eurocom Communications owned 76.41% of Internet Gold’s outstanding shares as of June 22, 2009. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

        Our principal executive offices are located at 25 Hasivim Street, Petach Tikva 49170, Israel, and our telephone number is + 972-72-2002111. We were incorporated under the laws of the State of Israel in 1999 as Gold – E Ltd., changed our name to Goldtrade Electronic Trading Ltd. in 2006, changed our name to Smile.Communications Ltd. in 2006 and changed our name to 012 Smile.Communications Ltd. in 2007 following our acquisition of 012 Golden Lines. We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under such law and associated legislation. Our website address is www.012.net. The information on our website is not incorporated by reference into this annual report.

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

        We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2008, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2008, was 32%- 33% based on our broadband market analysis. As of December 31, 2008, we provided services to approximately one million registered household customers and approximately 80,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 62 of the 100 largest companies in Israel (as determined by Dun & Bradstreet), which includes the two largest Israeli banks and the Government of Israel.

        Internet Gold began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, we have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers. We completed the execution of our integration plan with 012 Golden Lines in the second quarter of 2008.

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

        We offer a wide range of broadband and traditional voice services. As of December 31, 2008, our customers on average used over three different services, whether as part of a package of services or purchased as a separate service. In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base of over 1 million households and businesses as of December 31, 2008, and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer.

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

B.	BUSINESS OVERVIEW

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

        Israel’s communications market has undergone significant changes in the past decade and, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The Israeli government has encouraged competition in all facets of the communications market and has been a significant driver of the market’s development.

        An additional factor behind the industry’s growth is the Israeli population, who we believe generally tends to adopt new technology more quickly than other populations.

Regulatory Changes

        Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which provided fixed-line services as well as cellular communications and international communications services. In 1994, the Israeli government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the Israeli communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

        In 1994, the Israeli government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq’s cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations and in 2001, a fourth license was granted to MIRS.

        In 1996, the international telephony market was opened to competition and in 2004, the Israeli government opened the international market to additional licensees, while continuing to preclude the cellular operators from offering international telephony services.

        In furtherance of the Israeli government’s decision to open the domestic fixed-line communications sector to competition, the Ministry of Communications has issued several special licenses for the provision of transmission services beginning in 2000.

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

        On January 31, 2007, the Ministry of Communications published its regulatory guidelines regarding regulation of VoB services . The main points of such guidelines are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq’s market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector, at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. In February 2009, the Ministry of Communications granted a VoB service operation license to B.I.P. Communication Solutions, a subsidiary of Bezeq International, after Bezeq’s market share of the domestic residential telephony market fell below 85%. The license will enable Bezeq International to deliver VoB telephony services to residential customers. At such time as Bezeq’s market share of the business sector of domestic telephony market goes below 85%, Bezeq International will also be able to provide this service to business clients. As a result of this license and other deregulatory actions by the Ministry of Communications, Bezeq and its subsidiaries will be able to offer packages that combine all the different services they provide. According to publications issued by Bezeq International, it intends to launch VoB telephony services soon and will target subscribers of its international telephony services and Internet services. In December 2007, the Ministry of Communications’ number portability program became effective. Pursuant to such program, all Israeli telecommunications operators are required to enable customer to retain their existing telephone numbers when switching to different providers.

        In January 2009, the Ministry of Communications prepared a draft “license for the provision of mobile telephony services involving the use of a mobile telephony network of another company,” and established the principal conditions and requirements to apply for an MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the license draft and its conditions and requirements. We have applied to the Ministry of Communications for a full MVNO license according to the principles it established although the final regulatory framework for the grant of such a license has not yet been established.

        Based on the experience of operators in other countries and according to the conclusions of the report prepared for the Ministry of Communications by a leading international consulting company, we assume that the entry of an MVNO using the frequencies and antennas of an existing mobile operator will lead to increased competition in Israel. We believe that the entry of additional operators into the mobile sector will alter the balance that has prevailed among the cellular operators in recent years and that increased competition will ultimately result in lower prices for consumers. We also believe that the entry of additional mobile operators into this market will increase the competition among the companies in the sector and will encourage them to provide more attractive offers to their customers.

        In March 2008, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communications market, issued its recommendations to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling of Bezeq’s infrastructure, which, if accepted and implemented, would allow us to compete in the MVNO and IPTV sectors and improve our competitive position in the VoB business market, while worsening our position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance telephony market.

        In January 2009, the Ministry of Communications granted us a special license to conduct a marketing experiment that will examine the provision of domestic telephony services using the innovative VoB over cellular packet data, or VoBoC technology. Using this technology, telephony services are provided using IP protocol over the data network of a mobile operator. Participants in this experiment, owners of a compatible mobile device, will make calls using the softphone software that will be installed on their devices by the licensee for the duration of the experiment. The purpose of the experiment is to examine implementation capabilities as well as operational and marketing models involved with VoBoC service provision. According to a publication issued by the Ministry of Communications, the experiment’s results should assist the Ministry of Communications in planning its policy regarding VoBoC service in the mobile sector. This policy is complementary to the VoB policy in the fixed sector, which has enabled telecom operators to offer IP telephony services over the broadband (ADSL and cable) access networks of Bezeq and HOT, the two domestic fixed network-owner operators.

        As of January 2009, an amendment to the Israeli Consumer Protection Law regarding fixed-term transactions came into effect, which requires dealers to inform consumers of the date of termination of a fixed-term transaction prior to the date of termination, and of the conditions that will apply after the termination. In addition, dealers will be required to obtain the affirmative consent of the consumer to continue with the contract beyond the fixed-term. If affirmative consent is not obtained, the consumer will be disconnected from the service, other than with respect to basic telephone services as defined in the Israeli Communications Law. In addition, as of January 2009, another amendment to the Israeli Consumer Protection Law came into effect allowing a private subscriber to disconnect from ongoing service by providing notice by mail, electronic mail or telephone. As of September 2008, another amendment to the Israeli Consumer Protection Law came into effect which imposes, in certain circumstances, fines if a technician is late for a service appointment. As of December 2008, an additional amendment to the Israeli Communication Law came into effect which requires, among other provisions, as a general rule, a subscriber’s explicit permission to receive advertising by way of electronic mail, facsimile, automatic dialing systems and SMS text messaging. We are implementing procedures to comply with these amendments.

Market

        The Israeli communications market today is dominated by three main groups: Eurocom, our controlling shareholder, The IDB Group and the Bezeq Group, each having interests in the main communications sub-sectors. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

        ISP market. The three largest ISPs in Israel are us, Netvision 013 Barak (a company owned by The IDB Group) and Bezeq International (a company owned by Bezeq). We believe that collectively, we, along with NetVision 013 Barak and Bezeq International, control substantially all of the Israeli broadband Internet access market.

        International long distance market. The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and 013 Barak. In 2004, the Ministry of Communications further deregulated the market by issuing ILD licenses to Internet Gold, Xfone and Netvision. As a result of our acquisition of 012 Golden Lines, and Netvision’s acquisition of 013 Barak, there are currently three dominant competitors in the market, us, NetVision 013 Barak and Bezeq International. The fourth competitor, Xfone, has a minor share of the market.

        Fixed-line communications market. According to a publication issued by the Ministry of Communications in May 2009, Bezeq, which traditionally controlled the fixed-line communications market, controlled approximately 80.7% of the residential fixed-line communications market and 86.6% of the business fixed-line communications market as of November 2008. Additionally, commencing November 2008, the Ministry of Communications measured the market share using a new format recommended by the Gronau Committee, which provides that regular lines and traffic lines must be measured separately. In accordance with the new measuring system, Bezeq’s market share based on normative income is 79.2% for regular lines and 81.2% for traffic lines. In 2001, the Ministry of Communications issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry of Communications issued a DFL license to HOT on the condition that it builds out a national infrastructure within three years and provide its services on a universal basis. In December 2005, our wholly owned subsidiary, 012 Telecom, was granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without the universal service and autonomous infrastructure obligations. Similar licenses have been issued to Globalcall and Cellcom, both subsidiaries of IDB Group, and Partner, which is a major cellular operator unaffiliated with any of the three main telecom groups. Due to the fact that Bezeq’s market share fell below 85% in the residential market, the Ministry of Communications will likely allow the Bezeq group to bundle services.

        According to the policy of the Ministry of Communications, once Bezeq’s market share of domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, Bezeq’s license will be amended so as to enable it to submit an application for the Minister of Communication’s approval to market a basket of services (including broadcast services) in that customer segment, which includes telecommunications services provided by Bezeq and by a subsidiary. The Minister of Communication’s approval to market a basket of services will be granted based on the status of competition in the area of telecommunications or broadcasts and will be subject to certain conditions set forth in the policy.

        Accordingly, Bezeq applied to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV.

        On July 3, 2008, Bezeq received a draft amendment of its license and the licenses of its subsidiary companies, Pelephone, Bezeq International and D.B.S. Satellite Services (1998) Ltd., regarding the marketing of joint service packages. In July 2008, Bezeq submitted its position to the Ministry of Communications, stating that the amendment of the licenses represents an intensification of regulation in comparison to the policy document of the Minister of Communications dated March 31, 2004, which is supposed to reflect relief for Bezeq, and it would be appropriate to allow a model for marketing of joint packages of services that represents relief for Bezeq now that its market share has decreased to 85% or less, together with ministerial supervision using more moderate measures than those proposed in the draft amendment to the license. On January 22, 2009, draft amendments to the general licenses of Bezeq and its subsidiaries were submitted to the companies and published on the website of the Ministry of Communications. The amendments addressed the approval for marketing of the joint packages. On February 8, 2009, Bezeq submitted its position, stating that its material remarks were not reflected in the draft, without explanation. Bezeq requested material amendments to the first draft amendment.

        The Ministry of Communications is presently conducting several hearings that may lead to additional amendments to Bezeq and its subsidiaries’ licenses that will allow them to offer such bundled services. In the event the Ministry of Communications allows the Bezeq group to bundle services, this may increase Bezeq’s competitive position in the communication market and increases its direct competition with us, in a manner that may materially and adversely affect our results of operations.

        Cellular services. There are four companies presently providing cellular service in Israel: Cellcom, a subsidiary of The IDB Group, Partner (a company controlled by Hutchison Whampoa), Pelephone, a wholly-owned subsidiary of Bezeq, and MIRS Communications Ltd., a wholly-owned subsidiary of Motorola.

        The Ministry of Communications has encouraged competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

—	a prohibition on the abuse of its monopoly power and dominant position;

—	an obligation to maintain complete structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

—	supervision of most of Bezeq's tariffs; and

—	an obligation to provide “open access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

        The Ministry of Communications has also supported competition by:

—	separating infrastructure and service providers;

—	granting new licenses and encouraging new and innovative technologies such as VoB; and

—	mandating number portability.

Our Strengths

        We believe that, because of the following competitive strengths, we will be able to maintain and enhance our position as a leading communication services provider in Israel:

—	Significant market share. We have a diversified residential and business customer base and we believe we have a leading market share in Israel in the broadband and the traditional voice markets.

—	High level of brand recognition. We believe our brands are among the most recognized and respected consumer brands in Israel, are associated with reliability and quality of service and provide us with a strong platform for the introduction of new services and expansion into new market segments.

—	Wide range of services offered on our advanced multipurpose network infrastructure. Our wide range of services allows us to offer customized voice and data services that address the specific communications needs of our customers. Our ability to offer a wide range of enhanced communications services has allowed us to attract new customers as well as solidify our market position by cross-selling to existing customers and thus increasing our revenues per subscriber. Our services are offered to our customers on an individual basis or as part of a bundle of multiple services. We provide our services in a cost-efficient manner over our advanced multipurpose network infrastructure, which allows us to achieve significant operating leverage in provisioning, monitoring and maintaining the network.

—	Demonstrated ability to capitalize on the evolving communications technology landscape. We believe that we are positioned to capitalize on technological changes and trends in the dynamic communications environment. Over the past five years, we have continually expanded our offerings to include advanced broadband services, such as VoB and WiFi. Recently, the Ministry of Communications published draft guidelines incorporating the main conditions and requirements necessary to apply for an MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the license draft and its conditions and requirements. We have applied to the Ministry of Communications for a full MVNO license according to the principles it published although the final regulatory framework for the grant of such a license has not yet been established.

—	Experienced management team and strong equity sponsorship. Our executive officers have an average of 11 years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies and a solid track record in previous managerial positions. Our immediate parent company, Internet Gold is controlled by one of Israel’s major communications groups. Our parent company’s controlling shareholder, Eurocom Communications, is one of Israel’s largest and most prominent communications groups with interests in most of the communication segments, as well as in real estate, investment and finance, consumer electronics and media. We enjoy access to the senior management of both Internet Gold and Eurocom Communications, who are highly experienced managers.

Our Strategy

        We believe that there are significant opportunities to continue to grow our business. The sources of potential growth include our ability to (i) increase our average revenue per user, or ARPU, from existing customers, cross-selling our services and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective services; and (iii) leverage our network to offer new services, such as cellular services under an MVNO license. Our growth strategy is to:

—	Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. We will continue to focus on our strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

—	Increase penetration and cross-selling of services to existing customer base. We intend to leverage our large residential and business customer base of broadband and traditional voice customers and our strong brand recognition to increase our ARPU by cross-selling our existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for our current customers and increases our share of our customers’ expenditures on communications services and significantly increases customer retention.

—	Expand penetration into the local telephony market. We intend to capitalize on our commercial license to offer VoB services to increase the number of our local telephony customers and achieve a greater share of the local telephony market. We believe that our VoB services provides an innovative and complementary service for new customers and for our existing customer base of over 1.1 million households and businesses. Our VoB services allow us to cost-effectively expand our penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services we offer our customers.

—	Utilize advanced technologies to expand our services and enter new markets. We are continually broadening our service offerings by leveraging advanced technologies, specifically VoB and wireless solutions. We have also applied to the Ministry of Communications for an MVNO license andwill also consider expanding our service offerings in the future to include Internet protocol television, or IPTV services.

—	Selectively pursue growth opportunities. In addition to adding customers through our sales and marketing efforts, we plan to pursue growth opportunities through acquisitions or strategic alliances with entities providing services complementary or similar to ours that will increase our customer base, allow us to take advantage of the unused capacity of our network, enhance our ability to sell and deliver value-added services and add revenues with minimal incremental costs. We currently have no plans, proposals or arrangements with respect to any such acquisition.

Our Services

        We are a leading communication services provider in Israel offering a growing range of services, which currently include broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, primary rate interface services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators. We offer our broadband and traditional voice services to a wide audience, which includes residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. We provide these services through our integrated multipurpose network that is deployed through points of presence, or PoPs, throughout Israel and in England, Germany and the United States. As of December 31, 2008, we had approximately one million customers registered in our database.

Broadband Services

        As of December 31, 2008, we had over 521,000 active residential, business and carrier customers for our broadband services, including many of the largest companies in Israel, the Government of Israel and the two largest Israeli banks.

Access and Value-added Services

        We are one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks. We estimate that our market share of the broadband Internet access market as of December 31, 2008 was 32%- 33% based on our broadband market analysis. We offer high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. We offer broadband access at speeds of up to 10 Megabits per second. In addition to Internet access, we offer a diverse suite of value-added services that are incremental to our core Internet access service. Our value-added services are focused on enhancing our customers’ Internet experience by providing additional features and applications and by increasing access security. We believe that our value-added services help retain and strengthen our relationship with our customers.

Residential Customers

        We provide our residential Internet access customers a suite of value-added services, including:

—	e-mail,	—	unified messaging,

—	global remote access,	—	parental content filtering,

—	wireless and wired home networking,	—	on-line backup, and

—	security services, including firewall and	—	content services.
intrusion prevention, attack prevention,
anti-virus, anti-spam,

Business Customers

        We provide our business Internet access customers a suite of value-added services, including:

—	various security services, such as firewall and intrusion prevention, attack prevention, anti-virus, anti-spam, content filtering, secure socket layer communications protocol providing end-point authentication,

—	e-mail, including single, multiple and large mailboxes and domains,

—	virtual private network, or VPN, services,

—	enterprise, procurement and integration services,

—	IP roaming,

—	unified messaging, networking,

—	wireless and wired links, and

—	on-line backup.

Specialized Data Services

        We provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

—	International private line communication, or leased line, which allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2 Megabits per second), T1 (1.5 Megabits per second), DS-3 (45 Megabits per second), STM-1 (155 Megabits per second) and STM-4 (625 Megabits per second) transmission volume;

—	Ethernet over Synchronous Digital Hierarchy, or SDH, which allows customers to connect to sites around the globe with a private LAN connection. Speed rates range from 2 Megabits per second up to 625 Megabits per second. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

—	Asynchronous transfer mode, or ATM, connections, which offer four different quality of service levels, and speed rates up to DS-3 (45 Megabits per second), which is suitable for video, voice and data information;

—	Frame relay connections based on the ATM backbone offer speed rates up to E1 (2 Megabits per second) for voice and data information; and

—	Multi protocol label switching, or MPLS, which offers four different quality of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

        As of December 31, 2008, we had more than 90,000 VoB local telephony lines. We offer this service through 012 Telecom Ltd. in accordance with a license issued by the Ministry of Communications.

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

IP-TRUNKING Services

        We have been offering IP-TRUNKING services, which provide interconnections between service providers using session initiation protocol, or SIP, to business customers since February 2007. This service, which offers high quality point-to-point IP communications lines, over which up to 60 calls can be transferred simultaneously, is offered to business users. We are the first communication services provider in Israel to supply IP-TRUNKING to the business community.

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

MVNO

        An MVNO is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network in order to service the MVNO’s customers. In August 2007 and again in August 2008, the Israeli Government instructed the Ministry of Communications to take all measures necessary to allow any MVNO wishing to provide cellular services to the public using the network of a cellular operator to do so. The 2008 resolution instructs the Ministry of Communications to enact the necessary regulations by April 1, 2009. A proposed amendment to the Israeli Communication Law relating to MVNOs was included in the Economic Policy bill for 2009, which awaits adoption by the Israeli Parliament. The proposal includes a provision that in the event that an MVNO and the cellular operator do not reach an agreement as to the provision of service by means of MVNO within six months from the date the MVNO first approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach agreement is due to unreasonable conditions imposed by the cellular operator, the Ministries may use their authority to instruct the cellular operator to provide such services.

        In January 2009, the Ministry of Communications prepared draft guidelines incorporating the main conditions and requirements necessary to apply for an MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the license draft and its conditions and requirements. Among other matters, the hearing process will deal with MVNO implementation pursuant to an agreement between the cellular operator and the MVNO and will determine the conditions to receive an MVNO license, including a restriction on a cellular operator to receive an MVNO license and the terms of the license. Licensing of an MVNO will require additional amendments to the Israeli Communications Law and the regulations promulgated under that law.

        We have applied to the Ministry of Communications for a full MVNO license according to the guidelines it published although the final regulatory framework for the grant of such a license has not yet been established. We understand that HOT informed the Ministry of Communications in mid-2008 of their intention to request an MVNO license. In order to comply with the Ministry’s guidelines for an MVNO license, we founded a limited partnership, 012 Mobile L.P., which is currently inactive. 012 Mobile L.P. is held by 012 Mobile GP.

Traditional Voice Services

        We offer traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators.

Incoming and Outgoing International Telephony Services

        We are one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with approximately 90 carriers. As of December 31, 2008, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel.

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

Hubbing Services

        We provide hubbing-traffic routing between approximately 90 network operators. Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

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

        Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. These joint marketing programs provide us with distinct advantages, including the ability to gain leverage from the marketing partner’s brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Our marketing partners typically display our applications and logos in their retail stores, distribute our promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web-accessed platform. Our channel partners include:

—	retail computer chains located in the largest shopping malls in Israel that offer our Internet services accompanied with relevant software, hardware and communication products, and

—	numerous stand-alone PC stores that promote our Internet service and are compensated with a success fee.

Customer Service and Support

        We have a strong commitment to customer satisfaction. We believe that the key factors contributing to customer satisfaction are network performance, reliability, speed of the Internet access, customer service and technical support.

        Customer service and support operations are supported by integrated customer relationship management and computer technology integration systems. This integration allows us to successfully leverage our marketing and sales personnel and technology resources in line with our strategy, and to offer more efficient service to our customers. We are able to efficiently access relevant client information (for example, the most often dialed numbers) and determine the potential spending of a customer and cross-selling opportunities. We also use data mining to provide call representatives with the best possible information about a customer.

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

        We have invested heavily in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

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

        In order to optimize the performance of our network and support systems, we consistently utilize some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Amdocs, BroadSoft, Checkpoint, Cisco, Hewlett-Packard, IBM, Juniper, Microsoft, Nortel and PeopleSoft.

ISP Network Infrastructure

        Our ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

Core

        The core tier of our network is built around three backbone datacenters (one in Tel Aviv and two in Petach-Tikva, all in central Israel). These three main sites are interconnected using a dense wavelength division multiplexing optical ring, which provides a total of 20 Gigabits per second bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve multiple levels of reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques, such as traffic engineering and service level agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as VPN access.

        The core edge is where our network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. We are directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). Our network edge spans to two of the world’s largest Internet hubs where we co-locate edge routers in order to peer with upstream providers. Those hubs are in London and Frankfurt. This international and local reach of our network is designed to assure both geographical redundancy and efficient routing.

        We have approximately 10 Gigabits of Internet connection capacity between Israel and Europe, and a local Internet connection capacity of 40 Gigabits. We continuously monitor capacity demands on our network and expand network resources ahead of market demands. We operate a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to ensure that the quality of our service meets the standards provided in our SLAs, and immediately handle faults if those occur. Our network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our various datacenters and points of presence.

Aggregation

        The aggregation tier aggregates the access tier into the core backbone using MPLS technology and 10 Gigabit Ethernet links. This tier is based on carrier grade Ethernet switches in a fully redundant topology.

Access

        Our tiered network enables access between different network functions providing customers with three major connectivity options to access our network:

—	Broadband access: provided through either Bezeq, the incumbent local telephony operator, offering ADSL lines, or by HOT, the incumbent local cable provider that offers cable-modem access.

—	Leased line access: provided through third party transmission providers. Our leased line offerings include Frame Relay, E1, DS3, and Fast Ethernet lines. All business customers using this access are connected through dedicated routers in order to provide the highest level of service.

—	Wireless access: provided to customers that are located within close proximity to one of our PoPs or requiring point to point or point to multi-point connectivity.

International Telephony Switching Systems

        Through our international telephony switching systems we have connections with international carriers in North America, South America, the Middle East, Western Europe, Eastern Europe, Asia and Africa. Our intelligent network platforms provide us with post and pre-paid services and international toll free services. These platforms give us the ability to build new services without using a vendor’s intervention. Our platforms also give us the ability to connect with other telecommunications providers using IP connections as well as legacy time division multiplexed, or TDM, connections.

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

Transmission Network

        An independent transmission infrastructure is used in order to connect our sites. The network is based on an X Display Manager platform at the core and a service delivery management platform at the edge. All elements are actively controlled and managed with network specific software.

        Our network implements Dense Wavelength Division Multiplexing over leased fibers throughout our sites utilizing up to 32 wavelengths (of which currently eight are being utilized) providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

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

VoIP Local Call System

        Our integrated VoIP local call system has been designed to provide smooth scalability. We have a class 4 switch in Petach-Tikva using a media gateway that enables connections under European and U.S. standards and SIP, and ISDN user port signaling. This platform gives us the ability to connect with other communications providers using IP connection as well as legacy TDM connection.

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

        The markets for providing broadband services and traditional voice services are highly competitive and currently dominated by our company and two additional service providers. We believe that we, Bezeq International and NetVision 013 Barak account for substantially all of the traditional voice and broadband Internet access markets.

        We were the first company to provide VoB services in Israel and the first to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. 012 Telecom’s competitors in the local telephony market include Bezeq (including Bezeq International), HOT, NetVision 013 Barak (through its subsidiary Globalcall) and two of the local cellular operators. We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect competition in this market to intensify in the future. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

        In the future, we may face additional competition in the international telephone market from cellular operators in Israel, such as Cellcom, Partner and Pelephone, if the Ministry of Communications lifts the restrictions currently preventing them from providing international telephony services.

        Since December 2008, we face additional competition from cellular operators in Israel, such as Partner, which have launched additional non-cellular business lines: VoB telephony services that compete with fixed-line telephone services and ISP services that provide access to the Internet as well as home Wi-Fi networks. In the future, we may face additional competition for our services from cellular operators in Israel.

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

Government Regulation

General

        The Israeli communications market is highly regulated and as a result, a significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Israeli Communications Law and the provisions of our licenses. The Ministry of Communications has the regulatory authority and broad discretionary powers under the Israeli Communication Law and our licenses. The current policy of the Ministry of Communications is not to limit the number of licenses granted to qualified licensees.

Licenses

        The table below lists our current licenses that were granted to us, the type of services we offer under each of such licenses and their respective terms.

License	Services we provide	Expiration Date

International telephony license (general license)	Voice	June 2024 with possible extensions for 10 years each
• Outgoing and incoming international telephony services

• international calling cards services

Specialized data services

VoB and DFL license	Local data and voice services	December 2025 with possible
(granted to 012 Telecom Ltd., our wholly-owned subsidiary) (general license)		extensions for 10 years each
• Local telephony using VoB access

• Local telephony using dedicated lines based on PRI services

Local infrastructure and data services

ISP license (general license)	Internet services including broadband services (without voice)	June 2012

• ADSL/cable/dial-up Internet access

• Value-added services

• WiFi

WiMAX technology experimental license	Broadband, data, international and local voice service based on the WiMAX infrastructure	The experimental license for the city of Sderot and the Negev area will expire in September2009.

Endpoint Network Services	Supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc.	January 2013

VoBoC experimental license	A special license to conduct a marketing experiment that will examine the provision of domestic telephony services using the innovative VoBoC technology.	January 2010

Terms of the Licenses

        Generally, the terms of the licenses granted to us are similar. In each case, under the terms of the licenses the Ministry of Communications has discretion over the form and scope of our customer agreements, and we may be required to revise such agreements if requested by the Ministry of Communications. The main terms of our licenses are as follows:

      Service Provision

        Our international telephony license is a general license that requires us to provide our services on a universal and non-discriminatory basis. In addition, we are required to allow interconnections between our network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Israeli Interconnect Regulations as described under “Interconnect and other charges” below. Our licenses do not allow us to terminate or suspend services to our customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry of Communications.

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

      Local Presence and Shareholding Requirements

        Regulations issued under the Communications Law require that our chief executive office, any member of our board holding an executive role, as well as a majority of the members of the board, be citizens and residents of the State of Israel. In addition, we are required to maintain our center of operations in Israel.

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

      Obligations in Relation to Holdings and Restrictions on Transfer

        Under the terms of our general licenses, the transfer or pledge of any of the “License Assets” (defined as the assets required by us for the provision of our services) requires the prior written consent of the Ministry of Communications. Such consent may be subject to conditions prescribed by the Ministry of Communications, which will grant its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of our services.

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

        The prior-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as a mean of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of Traded Means of Control does not involve a change of control. We received such approval in connection with our initial public offering in October 2007. Our general licenses require us to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control within 21 days of becoming aware of such acquisition.

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

        Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares,” within the meaning of the Israeli Companies Law, until such approval is obtained, such that the shares carry no rights and may not be voted at a general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association.

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

        Furthermore, under our general licenses, we must maintain a minimum level of shareholders’ equity. Under our DFL,VoB and international telephony licenses, our shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($6.6 million) and NIS 20 million ($5.3 million), respectively. Approval of the Ministry of Communications would be required under the terms of our special licenses if there is a change in our means of control.

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

        The Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry of Communications establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

—	The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2008 from NIS 0.2659 per minute to NIS 0.2327 per minute. As of March 1, 2009, the tariff was updated to NIS 0.2415, according to the increase in the Israeli consumer price index, or the Israeli CPI.

—	The interconnect tariff payable in 2008 by a landline operator for the completion of a call on another landline network was NIS 0.0432 per minute (NIS 0.0239 per minute at off-peak times). As of January 1, 2009, the tariff was updated to NIS 0.0423 per minute (NIS 0.0234 per minute at off-peak times). The Ministry of Communications announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

—	The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network was NIS 0.2415 per minute. As of March 1, 2009, the tariff was updated to NIS 0.2415, according to the increase in the Israeli CPI.

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

        The Israeli Communications Law and our licenses allow the Ministry of Communications to impose upon us substantial fines for breach of the terms of our licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications has determined certain service-related terms in our license as “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

        Our general licenses require that we provide the Ministry of Communications bank guarantees to secure compliance with the terms of our licenses and payments of fines or indemnity we are required to pay to the Ministry of Communications. Accordingly, as of December 31, 2008, we have provided a bank guarantee of $4.8 million in connection with our international telephony license and a bank guarantee of $2.3 million in connection with our VoB and DFL license. The Ministry of Communications may call the bank guarantee if we breach a material term of our license, do not obtain proper insurance as required under the terms of the license, do not pay the required royalties, do not pay any fine that may be imposed upon us, or if the Ministry of Communications suffers damages as a result of cancellation of our license.

      Extension of Licenses

        Our licenses provide that the original terms of the licenses may be extended by the Ministry of Communications for successive periods of ten years for the international telephony license and the VoB and DFL license and five years for the call routing license, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future.

      Royalty Payments to the Ministry of Communications

        Under each of our general licenses, we are required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of our revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2%, which according to regulations issued by the Ministry of Communications was reduced to 1.5% as of January 1, 2009, and will be reduced further to 1.0% starting January 1, 2010.

        In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry of Communications in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion, or the Opinion, indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges. On April 17, 2008 we sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry of Communications responded to our letter and informed us that its demand regarding our alleged debt remains and that it has conducted several discussions on the subject and will notify us of its position shortly. We are continuing to negotiate with the Ministry of Communications regarding this issue.

C.	ORGANIZATIONAL STRUCTURE

        Internet Gold owned approximately 74.79% of our outstanding ordinary shares, and Eurocom Communications beneficially owned approximately 76.41% of our outstanding shares, as of June 22, 2009. Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications, which held 69.79% of its ordinary shares as of June 22, 2009. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.

        We have one wholly-owned subsidiary, 012 Telecom Ltd., organized under the laws of the State of Israel. All of our VoB activity is performed through 012 Telecom Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters are currently located in a 6,700 square meter leased facility in Petach Tikva, Israel. The annual rent for the premises is NIS 6.1 million ($1.6 million) linked to the Israeli CPI and the term of the lease ends in July 2012 and is subject to a renewal option for an additional five year period. We also rent (i) an additional 3,000 square meters in Petach Tikva at an annual rent of NIS 2.1 million ($552,000) linked to the Israeli CPI, under a lease that terminates in September 2009 that is subject to a renewal option for an additional ten years; (ii) an additional 4,200 square meters in Rishon Le’zion at an annual rent of NIS 1.7 million ($447,000) linked to the Israeli CPI, under a lease that terminates in January 2009 that is subject to a renewal option for an additional five years; (iii) an additional 800 square meters in Ramat-Gan at an annual rent of NIS 503,000 ($132,000),under a lease that terminates in June 2011 that is subject to a renewal option for an additional five years; and (iv) an additional 1,500 square meters in Petach-Tikva at an annual rent of NIS 1.0 million ($263,000) linked to the Israeli CPI, under a lease that terminates in January 2012 that is subject to a renewal option for an additional five years.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

      Not applicable.

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

Overview

        We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. W e have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services.

        We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of December 31, 2008, we estimate our market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2008 was 32%- 33% based on our broadband market analysis. As of December 31, 2008, we provided services to approximately one million registered household customers and approximately 80,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 62 of the 100 largest companies in Israel (as determined by Dun & Bradstreet), which includes the two largest Israeli banks and the Government of Israel.

        Prior to our initial public offering on October 30, 2007, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold is controlled by Eurocom Communications, one of Israel’s major communications groups. Internet Gold began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the Communications Business. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. our acquisition of 012 Golden Lines provided us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, we have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers. We have recently applied to the Ministry of Communications for a full MVNO license according to the guidelines it published, although the final regulatory framework for the grant of such a license has not yet been established.

        We completed the execution of our integration plan with 012 Golden Lines in the second quarter of 2008. As a result of the integration process, we realized projected synergies and cost savings, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems.

        The cost of our acquisition of 012 Golden Lines was NIS 599.4 million, including expenses incurred in connection with the transaction, but not including NIS 289.6 million of debt, which represents the outstanding debt of 012 Golden Lines as of the date of acquisition. The consideration for the acquisition was paid in two installments in January 2007 and March 2007, including interest of 6.5% accrued from the dates the acquisition agreements were signed. We also agreed that upon a successful completion of a public offering of our securities, that a former minority shareholder of 012 Golden Lines will be entitled to receive additional consideration based on a formula. The additional consideration paid to the former minority shareholder was $262,000. In order to refinance a portion of the short-term debt that we incurred in connection with the acquisition, we issued an aggregate of NIS 425 million ($100 million) Series A debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

        Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 222% from NIS 343 million for the year ended December 31, 2006 to NIS 1,106 ($291 million) for the year ended December 31, 2008. In an effort to further expand our customer base and increase penetration into existing markets, we plan to cross-sell our services and leverage advanced technologies to broaden our service offerings. We expect our revenues will continue to increase as we increase our penetration of the local telephony market and enter the mobile market in Israel by offering MVNO services, when and if such a license is issued.

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

Revenues

        We earn revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers. Our customers can use our services on “as needed” basis or enter into monthly or longer term arrangements. We bill our residential customers for our services on a monthly basis and we are typically paid by credit card or bank debit order. Business customers are also billed on a monthly basis, and we generally receive payment in full within ten to 70 days of invoice. We bill our cellular and carrier customers based on the number of minutes terminated or transferred by us, and the number of signaling messages sent and received. Our revenues are directly affected by the total number of residential and business customers we have, the volume of traffic from our cellular and carrier customers and the rates we charge for our service.

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

        Revenues from traditional voice services are generated from payments based on the number of minutes the service is used by subscribers and the destination of the calls. We also offer our traditional voice services in monthly packages. As of December 31, 2008, we had approximately one million customers registered in our database, of which approximately 366,000 customers used our voice services and were billed by us in 2008. In addition, we bill Israeli carriers for their customers’ use of our services, which in the year ended December 31, 2008, were generated from over 695,000 lines. We provide termination services to over 87 international carriers for their calls originating outside of Israel. We also provide hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

        Over the last three years, we have experienced significant growth, mainly in our broadband segment, and expect this growth to continue.

        Most of our revenues are denominated in NIS, and the remainder is principally denominated in U.S. dollars.

Customer Concentration. We sell our products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Costs and Operating Expenses

        In 2007 and 2008, our costs and operating expenses were significantly impacted by our acquisition of 012 Golden Lines. While our costs and operating expenses increased significantly because of the increased scope of our operations, we believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

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

        The main cost items in the broadband services segment are the Internet connectivity costs and the technical support costs. While we have been purchasing increasing amounts of capacity to accommodate our customers’ bandwidth requirements, the average cost of bandwidth has decreased significantly, and, therefore, our total Internet connectivity cost has been stable. In the traditional voice segment, the main cost item is the international and local termination costs. Our international termination rates have been stable and we expect no substantial changes in the near future. Both local and cellular termination costs have gradually decreased over the last few years under the regulations issued by the Ministry of Communications.

        Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives and channel marketing program partners and facilities costs related to sales and marketing.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease and maintenance payments for our administrative facilities, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as expenses recorded for stock based compensation, severance pay, social security and retirement fund contributions, vacation and other pay.

        Since our initial public offering in 2007, our general and administrative expenses increased principally due to additional costs associated with our becoming an independent public company. Among such costs are professional fees in connection with on-going compliance associated with us being a publicly traded company, including the establishment, documentation and testing of our internal control over financial reporting. We also incurred additional costs, such as directors’ and officers’ insurance and investor relations and communications. These additional costs were partially offset by the synergies and cost savings we achieved upon the completion of our integration with 012 Golden Lines, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems.

        Depreciation and Amortization. Our depreciation and amortization expenses primarily relate to our network equipment and capacity. The various income statement line items that include depreciation and amortization and the amount of depreciation and amortization included in each such line item for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year ended December 31,
	2006	2007	2008
	(NIS in millions)

Cost of revenues	18.0	71.7	76.8

Selling and marketing expenses	1.9	35.8	31.1

General and administrative expenses	1.5	3.5	3.8

        A significant portion of the expenses are allocated to our two operating segments, depending upon the department and segment to which the depreciated asset relates. Expenses are not allocated in circumstances where the costs have been incurred in relation to assets, such as network components and billing systems, serving both segments. In 2007, we began to incur additional costs resulting from the amortization of intangible assets resulting from our acquisition of 012 Golden Lines. These amortization costs were NIS 31.9 million in 2007 and NIS 27.3 million in 2008.

        Financial Income. Financial income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and cash equivalents and short term investments in marketable securities.

        Financial Expenses. Financial expenses include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as from the decrease in market value of our marketable securities and from interest and Israeli CPI linkage differences charged on loans from banks and related parties and on our Series A Debentures. We incurred financial expenses of NIS 32.5 million in 2007 and NIS 40.7 million ($ 10.7 million) in 2008 attributable to our Series A Debentures issued to partially finance the acquisition of 012 Golden Lines.

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

        On May 9, 2007, we received authorization from the Israeli Tax Authorities for the transfer of the Communications Business on a tax free basis. As part of this authorization, we were able to utilize our accumulated tax losses and recognize during 2007 a deferred tax asset in respect of our tax losses. As of December 31, 2008, we had historical operating tax loss carryforwards of approximately NIS 52.6 million ($ 13.8 million) and our 012 Telecom Ltd. subsidiary had operating tax loss carryforwards of approximately NIS 25.2 million ($ 6.6 million). These operating loss carryforwards have no expiration date. However, the use of such operating loss carryforwards is restricted under the tax ruling issued to us by the Israeli Tax Authority. See Item 10E. “Taxation – Israeli Tax Considerations – Ruling Issued by the Israeli Tax Authority.”

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

        In determining the potential requirement to establish a valuation allowance, we have evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting our future taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, we have recorded a valuation allowance against our deferred tax assets resulting from capital loss carryforwards and our subsidiary’s operating loss carryforwards.

        On July 25, 2005, the Israeli Parliment passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005,” or the 2005 Amendment, which provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007, the tax rate was 29%, in 2008, the tax rate was 27%, in 2009, the tax rate is 26% and from 2010 onward the tax rate will be 25%. Furthermore, from 2010, upon reduction of our tax rate to 25%, real capital gains will be subject to tax of 25%.

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

Impact of Critical Accounting Policies

        We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

        Basis of Presentation. Our combined and consolidated financial statements are prepared in accordance with U.S. GAAP. The combined financial statements prior to our initial public offering have been derived from the financial statements and accounting records of Internet Gold using the historical results of operations and historical basis of the assets and liabilities of the Communication Business transferred to us by Internet Gold. Significant assumptions and estimates have been used in the determination of cost allocations from Internet Gold included in our combined financial statements and the preparation of our historical financial information prior to our separation from Internet Gold. We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect our future results of operations, financial position and cash flows, or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented. The combined financial statements prior to our initial public offering include allocations of certain of Internet Gold’s corporate headquarters’ assets, liabilities and expenses directly relating to the Communication Business that have been transferred to us. In addition, general corporate overhead has been allocated to us either based on the ratio of our costs and operating expenses to Internet Gold’s total costs and expenses or based on our revenue as a percentage of Internet Gold’s total revenue. The costs of these services charged to us are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company.

        Revenue Recognition. Substantially all of our revenue is derived from broadband and traditional voice services. Our remaining revenue, representing less than 5% of our total revenue in each of the three years ended December 31, 2006, 2007 and 2008, was earned from ancillary sales of broadband equipment and products, such as routers.

        Revenue from broadband services is recognized as services are performed. Revenues from traditional voice services are recognized based on the number of minutes the service is used by customers and the destination of the calls. Revenues for subscriptions to our online paid content properties are recognized monthly on a straight-line basis over the term of the subscription. We complete our obligation to customers for these arrangements by granting them access to our websites or by delivering e-Newsletters. We apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. We have determined that EITF No. 00-21 requires us to account for the sale of products and the related cost of such products as a separate unit of accounting when such products are sold with accompanying services in a multiple element transaction. Product sales revenue is recognized upon the delivery of the product to the customer, based on its relative fair value only up to the amount of the consideration that is not contingent.

        For each revenue stream, evidence of the arrangement, delivery and pricing may be different. For all revenue streams, we determine that collectability is reasonably assured through a standardized credit review to determine each customer’s credit worthiness.

        We evaluate our revenue recognition policy on a frequent basis with respect to existing and new accounting principles and new lines of business. In addition, we examine the different parameters that may affect our revenue and its recognition, such as customer credits and accrued revenue. According to these examinations we decide on the required changes, if any, in our revenue recognition policy.

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

        Valuation of Goodwill. Under Statement of Financial Accounting Standard, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are reviewed annually (on December 31) for impairment, or more frequently, if impairment indicators arise.

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

        Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes in accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty.

        Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2008 and 2007 are appropriately accounted for in accordance with FIN 48 and SFAS 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 16 to our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

        Equity-based compensation expense. We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

        We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options.

        Valuation of financial instruments. Effective January 1, 2008, we adopted SFAS 157, “Fair Value Measurements,” and effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” except as it applies to the non-financial assets and non-financial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

—	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

—	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

—	Level 3 – Unobservable inputs which are supported by little or no market activity.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        Valuation of investments. Based on our intention with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: trading, held-to–maturity, or available-for-sale. The classification of the investment may affect our reported results. For investments classified as trading, we are required to recognize changes in the fair values into income for the period reported. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We classify part of our investments as available-for-sale and trading. As of December 31, 2008, we did not hold investments classified as held-to-maturity.

        We periodically review our marketable securities for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is “other-than-temporary,” as defined under FSP 115-1. Factors we consider to make such a determination include our intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. If any impairment is considered “other-than-temporary,” we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statement of Income.

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

Results of Operations

        The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	NIS	%	NIS	%	NIS	%

Revenues:
Broadband	183,096	53.4	478,703	43.4	548,979	49.6
Traditional voice	159,990	46.6	624,185	56.6	557,224	50.4

Total revenues	343,086	100.0	1,102,888	100.0	1,106,203	100.0

Costs and operating expenses:
Cost of revenues	224,565	65.5	762,205	69.1	753,416	68.1
Selling and marketing	59,864	17.4	157,304	14.3	162,274	14.7

General and administrative	22,921	6.7	57,984	5.3	55,913	5.1
Impairment and other charges	10,187	3.0	10,433	0.9	6,705	0.6

Total costs and operating expenses	317,537	92.6	987,926	89.5	978,308	88.4
Income from operations	25,549	7.4	114,962	10.6	127,895	11.6
Financial income	1,829	0.5	4,694	0.4	7,640	0.7
Financial expenses	19,095	5.5	56,737	5.1	64,879	5.9

Net income after financial expenses	8,283	2.4	62,919	5.8	70,656	6.4
Income tax expenses (income)	10,315	3.0	23,027	2.1	22,174	2.0

Net income (loss)	(2,032)	(0.6)	39,892	3.6	48,482	4.4

Year Ended December 31, 2007 Compared with Year Ended December 31, 2008

        Revenues. Our revenues increased slightly from NIS 1,102.9 million for the year ended December 31, 2007 to NIS 1,106.2 million ($291 million) for the year ended December 31, 2008. The increase was primarily due to the growth in our broadband segment, including our new local telephony services, which was partially offset by a decrease in our traditional voice segment, primarily in hubbing services. We expect the growth in revenues to continue in 2009 mainly due to increased revenues from our broadband segment.

        Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 49.6% of our total revenues for the year ended December 31, 2008, increased by 15% from NIS 478.7 million for the year ended December 31, 2007 to NIS 549 million ($144.4 million) for the year ended December 31, 2008. The increase was primarily due to our new local telephony services and the continued growth of our broadband customers base, which will continue to be the main growth drivers in 2009.

        Traditional voice services revenues, which represented 50.4% of our total revenues for the year ended December 31, 2008, decreased by 11% from NIS 624.2 million for the year ended December 31, 2007 to NIS 557.2 million ($146.6 million) for the year ended December 31, 2008. The decrease was primarily due to the decrease in hubbing services and the appreciation of the NIS against the U.S. dollar in 2008, which reduced the NIS value of our hubbing services revenues that are paid in U.S. dollars. We do not expect traditional voice services revenues to further decrease in 2009, however we cannot predict the influence of currency fluctuations on this segment’s revenues.

        Cost of Revenues. Our cost of revenues decreased by 1.2% from NIS 762.2 million for the year ended December 31, 2007 to NIS 753.4 million ($198.2 million) for the year ended December 31, 2008. The decrease is related primarily to the growth of the broadband segment which enjoys a lower level of expenses and to the decrease in hubbing services, which generate a high level of direct termination costs. Our cost of revenues as a percentage of revenues decreased from 69.1% for the year ended December 31, 2007 to 68.1% for the year ended December 31, 2008, primarily as a result of the decrease in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a higher cost of revenues compared to the provision of broadband services. Cost of revenues as a percentage of revenues is expected to decrease slightly in 2009, due to the increasing contribution of broadband services to our revenues mix.

        Cost of revenues for broadband services increased by 16% from NIS 266.3 million for the year ended December 31, 2007 to NIS 308.6 million ($81.2 million) for the year ended December 31, 2008. The increase is attributable to expenses related to the growth of our broadband services in such period.

        Cost of revenues for traditional voice services decreased by 10% from NIS 495.9 million for the year ended December 31,2007 to NIS 444.8 million ($117.0 million) for the year ended December 31, 2008. The decrease is related primarily to the decrease of hubbing services in 2008, which services generate a high level of direct termination costs.

        Gross Profit. Our gross profit increased by 3.6% from NIS 340.7 million for the year ended December 31, 2007 to NIS 352.8 million ($ 92.8 million) for the year ended December 31, 2008. The increase is related primarily to the increasing contribution of broadband services to our revenues mix. Our gross profit as a percentage of revenues increased from 30.9% for the year ended December 31, 2007 to 31.9% for the year ended December 31, 2008.

        Gross profit for our broadband services increased by 13% from NIS 212.4 million for the year ended December 31, 2007 to NIS 240.4 million ($63.2 million) for the year ended December 31, 2008. The increase is primarily due to the growth of our broadband services.

        Gross profit for our traditional voice services decreased by 12% from NIS 128.3 million for the year ended December 31, 2007 to NIS 112.4 million ($29.6 million) for the year ended December 31, 2008. The decrease is primarily due to the decrease in hubbing services and the appreciation of the NIS against the U.S. dollar in 2008, which reduced the NIS value of our hubbing services revenues that are paid in U.S. dollars.

        Selling and Marketing Expenses. Our selling and marketing expenses increased by 3.2% from NIS 157.3 million for the year ended December 31, 2007 to NIS 162.3 million ($42.7 million) for the year ended December 31, 2008. Our selling and marketing expenses as a percentage of revenues increased from 14.3% for the year ended December 31, 2007 to 14.7% for the year ended December 31, 2008. We expect our selling and marketing expenses to remain constant in 2009, which will become a smaller percentage of our growing revenues.

        General and Administrative Expenses. Our general and administrative expenses decreased by 3.6% from NIS 58.0 million for the year ended December 31, 2007 to NIS 55.9 million ($14.7 million) for the year ended December 31, 2008. Our general and administrative expenses as a percentage of revenues decreased from 5.3% for the year ended December 31, 2007 to 5.1% for the year ended December 31, 2008. The decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts following the acquisition of 012 Golden Lines. Excluding the expenses recorded for stock-based compensation of NIS 3.4 million ($0.9 million) in 2008, the decrease from 2007 to 2008 was 9.5%. We expect our general and administrative expenses to remain similar to the level of the third and fourth quarters of 2008, which will become a smaller percentage of our growing revenues.

        Impairment and Other Charges. Our impairment and other charges were NIS 10.4 million for the year ended December 31, 2007 and NIS 6.7 million ($1.8 million) for the year ended December 31, 2008. The other charges represent non-recurring expenses relating to our acquisition of 012 Golden Lines. The final charge in respect of the acquisition was recorded in the second quarter of 2008.

        Income from Operations. Our income from operations increased by 11.2% from NIS 115.0 million for the year ended December 31, 2007 to NIS 127.9 million ($33.6 million) for the year ended December 31, 2008. The increase was primarily due to the improved gross profit and the reduction in other charges related to the acquisition of 012 Golden Lines, and the lower amortization of intangible assets resulting from the acquisition of 012 Golden Lines.

        Financial Income. Our financial income increased from NIS 4.7 million for the year ended December 31, 2007 to NIS 7.6 million ($2.0 million) for the year ended December 31, 2008. The increase is primarily attributable to the investment of a portion of the proceeds from our initial public offering in short-term bank deposits.

        Financial Expenses. Our financial expenses increased from NIS 56.7 million for the year ended December 31, 2007 to NIS 64.9 million ($17.1  million) for the year ended December 31, 2008. The increase was due to financing expenses attributable to the NIS 425 million of debentures that we issued during the period March to May, 2007. We expect our financial expenses attributable to our outstanding debt to decrease gradually over the years as a result of the decreasing debt, however we cannot predict the influence of currency fluctuations and consumer price index adjustments on our debt.

        Income Tax Expenses. Our income tax expenses decreased from NIS 23.0 million for the year ended December 31, 2007 to NIS 22.2  million ($5.8 million) for the year ended December 31, 2008, principally due to the lower applicable tax rate in Israel.

        Net Income. Our net income increased from NIS 39.9 million for the year ended December 31, 2007 to NIS 48.5 million ($12.8 million) for the year ended December 31, 2008. The increase is primarily attributable to the increase in income from operations, derived mainly by the improved gross margin and lower impairment and other charges.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2007

        Revenues. Our revenues increased by 221% from NIS 343.1 million for the year ended December 31, 2006 to NIS 1,102.9 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

        Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 43.4% of our total revenues for the year ended December 31, 2007, increased by 161% from NIS 183.1 million for the year ended December 31, 2006 to NIS 478.7 Million for year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

        Traditional voice services revenues, which represented 56.6% of our total revenues for the year ended December 31, 2007, increased by 290% from NIS 160 million for the year ended December 30, 2006 to NIS 624.2 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

        Cost of Revenues. Our cost of revenues increased by 239.4% from NIS 224.6 million for the year ended December 31, 2006 to NIS 762.2 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our cost of revenues as a percentage of revenues increased from 65% for the year ended December 31, 2006 to 69% for the year ended December 31, 2007 primarily from the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a higher cost of revenues than the provision of broadband services.

        Cost of revenues for broadband services increased by 187.9% from NIS 92.5 million for the year ended December 31, 2006 to NIS 266.3 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. The increase is attributable to expenses related to the growth in broadband services.

        Cost of revenues for traditional voice services increased by 275.5% from NIS 132.1 million for the year ended December 31,2006 to NIS 495.9 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, and is attributable to higher termination costs resulting from the substantial growth in traditional voice services.

        Gross Profit. Our gross profit increased by 187.4% from NIS 118.5 million for the year ended December 31, 2006 to NIS 340.7 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our gross profit as a percentage of revenues decreased from 35% for the year ended December 31, 2006 to 31% for the year ended December 31, 2007 primarily due to the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a lower gross profit than the provision of broadband services.

        Gross profit for our broadband services increased by 134.5% from NIS 90.6 million for the year ended December 31, 2006 to NIS 212.4 million for the year ended December 31, 2007. The increase is primarily due to the consolidation of 012 Golden Lines’ results for the first time and to the growth in broadband services.

        Gross profit for our traditional voice services increased by 359.1% from NIS 27.9 million for the year ended December 31, 2006 to NIS 128.3 million for the year ended December 31, 2007. The increase is primarily due to the consolidation of 012 Golden Lines’ results for the first time and to the substantial growth in traditional voice services.

        Selling and Marketing Expenses. Our selling and marketing expenses increased by 162.6% from NIS 59.9 million for the year ended December 31, 2006 to NIS 157.3 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for he first time. Our selling and marketing expenses as a percentage of revenue decreased from 17.4% for the year ended December 31, 2006 to 14.3% for the year ended December 31, 2007.

        General and Administrative Expenses. Our general and administrative expenses increased by 153.3% from NIS 22.9 million for the year ended December 31, 2006 to NIS 58.0 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our general and administrative expenses as a percentage of revenues decreased from 6.7% for the year ended December 31, 2006 to 5.3% for the year ended December 31, 2007. The decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts.

        Impairment and Other Charges. Our impairment and other charges were NIS 10.2 million for the year ended December 31, 2006 and NIS 10.4 million for the year-ended December 31, 2007. These charges represent non-recurring expenses relating to charges incurred in connection with the acquisition of 012 Golden Lines.

        Income from Operations. Our income from operations increased by 350.9% from NIS 25.5 million for the year ended December 31, 2006 to NIS 115.0 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines results for the first time.

        Financial Income. Our financial income increased from NIS 1.8 million for the year ended December 31, 2006 to NIS 4.7 million ($1.2 million) for the year ended December 31, 2007. The increase is primarily attributable to the investment of a portion of the proceeds from our initial public offering in short-term bank deposits.

        Financial Expenses. Our financial expenses increased from NIS 19.1 million for the year ended December 31, 2006 to NIS 56.7 million ($14.7 million) for the year ended December 31, 2007. The increase is related to the consolidation of 012 Golden Lines’ results for the first time and was also due to financing expenses attributable to the NIS 425 million of debentures that we issued during the period March to May, 2007. Our financial expenses net as a percentage of revenues decreased from 5.0% for the year ended December 31, 2006 to 4.7% for the year ended December 31, 2007.

        Income Tax Expenses. Our income tax expenses increased from NIS 10.3 million for the year ended December 31, 2006 to NIS 23.0 million for the year ended December 31, 2007. Income taxes for the year ended December 31, 2007 include 012 Golden Lines’ income tax expenses. On May 9, 2007, the Israeli Tax Authorities issued a ruling authorizing the transfer of the Communications Business to be treated on a tax-free basis. Under the ruling, we will be able to utilize our accumulated tax losses.

        Net Income (Loss). For the year ended December 31, 2006 we incurred a net loss of NIS 2.0 million compared with a net income of NIS 39.9 million ($10.4 million) for the year ended December 31, 2007. The improvement is primarily attributable to the consolidation of 012 Golden Lines’ results for the first time.

Seasonality

        We have experienced seasonal variations in the revenues and operating results of our traditional voice segment. Historically, we have generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services during the summer vacation season, mainly in outgoing minutes and roaming services. Therefore, revenues from our traditional voice segment may continue to be higher in the third quarter, which in turn could result in our revenues being consistent or slightly down in the fourth quarter.

Impact of Currency Fluctuations and Inflation

        We report our financial results in NIS and receive payments in NIS for most of our sales, while a significant amount of our expenses, primarily purchases of international bandwidth and other international transactions, are paid in U.S. dollars. Therefore, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

        The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

        A depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This depreciation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, the appreciation of the NIS in relation to the U.S. dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar value of any unlinked NIS liabilities and expenses. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a decrease in the NIS value of our U.S. dollar revenues and expenses.

        From time to time we use derivative financial instruments, such as forward currency contracts to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

        Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to-period comparisons of our results in U.S. dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Conditions in Israel

        We are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Recently Issued Accounting Standards

        In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS 160. SFAS 160 amends ARB 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on our consolidated financial statements.

        In December 2007, the FASB issued SFAS 141(revised), “Business Combinations,” or SFAS 141(R). SFAS 141(R) replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141(R) is not expected to have a material effect on our consolidated financial statements.

        In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-2, “Effective Date of FASB Statement No. 157.,” or FSP No. FAS 157-2. The Staff Position defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amends the scope of SFAS 157. We adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2. We are currently evaluating the potential impact, if any, of the adoption of FSP No. FAS 157-2 on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133,” or SFAS 161. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact, if any, that SFAS 161 may have on our financial condition and results of operations. Our adoption of SFAS 161 will change our disclosures for derivative instruments and hedging activities beginning in 2009.

        In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on our consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 will be effective from November 13, 2008. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From our inception in 1999 until our initial public offering in October 2007 we operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent from its financial resources. Our parent company has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with additional long-term financing, which amounted to NIS 111.3 million ($29.3million) at December 31, 2008, bearing an interest rate of the prime interest published from time to time by the Bank of Israel, which was 4.0% as of December 31, 2008. Prior to our acquisition of 012 Golden Lines, 012 Golden Lines financed its investments and operations principally from cash flow from operations and through short-term bank loans and revolving short-term bank credit. As of December 31, 2006, 012 Golden Lines had cash and cash equivalents of NIS 8.7 million ($2.0 million) and a working capital deficit of NIS 328.1 million ($85.3 million). During the year ended December 31, 2007, we raised NIS 425 million by issuing debentures, as further described below.

        During the period from March 2007 to May 2007, we issued a total of NIS 425 million of Series A Debentures. The Series A Debentures were issued to repay the indebtedness we incurred in connection with the acquisition of 012 Golden Lines. The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The Series A Debentures bear annual interest at the rate of 5.85%, which was decreased to an annual interest rate of 4.75% when they were listed for trading on the Tel Aviv Stock Exchange following our dual listing on the TASE after our initial public offering.

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

        On July 14, 2008, Midrug Ltd., an Israeli financial rating company which is affiliated with Moody’s, reissued the A1 rating originally awarded to our Series A Debentures that were issued in 2007. Midrug concluded that the A1 rating would continue if we issue new debt of up to NIS 320 million (approximately $84 million).

        In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million (approximately U.S. $26 million) of our Series A Debentures. The purchases will be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the Tel Aviv Stock Exchange. The timing and amount of any purchases will be determined by our management based on its evaluation of market conditions and other factors. As of December 31, 2008, we had repurchased NIS 16,150,943 Series A Debentures under the program at a total purchase price of approximately NIS 15.9 million (approximately $4.2 million), or an average price of NIS 0.985 per bond. As of December 31, 2008, NIS 408,848,857 of Series A Debentures were outstanding.

        As of December 31, 2007 and 2008, we had cash and cash equivalents of NIS 229.9 million and NIS 60.7 million ($ 16.0 million), respectively. The decrease is due to our investments in marketable securities and the repurchase of Series A Debentures.

        As of December 31, 2008, we had no outstanding borrowings from banking institutions, and the unutilized portion of our lines of credit was NIS 78 million (approximately $ 20.5 million). The lines of credit provide for interest at annual average rate of 5.2%. In connection with our credit lines, we have agreed not to pledge any of our assets to any person. In addition, pursuant to the terms of our credit lines, Internet Gold is required to maintain its ownership position in our company above 51%. These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

        As of December 31, 2008, we also owed NIS 111.3 million ($29.3million) to Internet Gold pursuant to a long-term loan. As of December 31, 2008, the effective interest rate on the loan was 5.2%. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the previous four quarters. See Item 7B, “Major Shareholders and Related Party Transactions – Related Party Transactions.”

        Over the next 12 months, we expect cash flows from our operating activities, along with our existing cash and cash equivalents and marketable securities, to be sufficient to fund our operations.

        We made capital expenditures for property and equipment of NIS 11.2 million in the year ended December 31, 2006, NIS 50.8 million in the year ended December 31, 2007 and NIS 56.1 million ($14.8 million ) in the year ended December 31, 2008. The increase in our property and equipment as of December 31, 2008 resulted mainly from our investments in network equipment and computers.

        We have entered into agreements for the purchase of ROU in international fiber optic cables to service the increasing bandwidth requirements of our broadband services customers. We made cash payments for ROU of international fiber optic cables of NIS 35.4 million in the year ended December 31, 2006, and NIS 50.2 million in the year ended December 31, 2007 and NIS 25.8  million ($ 6.8 million) in the year ended December 31, 2008.

        Our capital expenditure plans for the year ending December 31, 2009 are estimated to be around NIS 60 million ($15.8 million), mainly for continued investment in our network and hosting premises.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007	2008
	(NIS in thousands)

Net cash provided by operating
activities	38,105	222,150	208,886
Net cash used in investing activities	(16,293)	(636,444)	(313,942)
Net cash provided by (used in)
financing activities	16,175	614,542	(44,155)
Net (decrease) increase in cash and
cash equivalents	37,987	200,248	(149,211)
Effect of exchange rate changes	-	(8,340)	(20,032)
Cash and cash equivalents at
beginning of period	-	37,987	229,895
Cash and cash equivalents at end of
period	37,987	229,895	60,652

Operating Activities

        Net cash provided by operating activities in 2006, 2007 and 2008 was NIS 38.1 million, NIS 222.2 million and NIS 208.9 ($54.9 million), respectively. Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 221% from NIS 343.1 million for the year ended December 31, 2006 to NIS 1,102.9 million for the year ended December 31, 2007 and to NIS 1,106.2 million ($291 million) for the year ended December 31, 2008. During this period, our cash balances have been materially affected on both a quarterly and annual basis by our net income from operations and by other changes in our working capital.

Investing Activities

        Net cash used in our investing activities was NIS 16.3 million in 2006, NIS 636.4 million in 2007 and NIS 313.9 million ($82.6 million) in 2008. The increase in the net cash used in investing activities in the year ended December 31, 2007 was mainly due to the payment of NIS 585.6 million of payables related to the 012 Golden Lines acquisition. In 2008, most of the cash used in investing activities was due to investment in marketable securities and the remainder was used for the purchase of property and equipment and other fixed assets.

Financing Activities

        Net cash provided by financing activities in 2006 and 2007 was NIS 16.2 million and NIS 614.5 million ‘respectively. Net cash used in financing activities in 2008 was NIS 44.2 million. During 2007, our financing activities included changes in short-term bank debt, the receipt of loans and a contribution from our parent company, the issuance of NIS 425 million of Series A Debentures and net proceeds of $77.7 million from our initial public offering. In 2008, most of the cash used in financing activities was for payments in respect of long-term finance arrangements and the repurchase of NIS 15.9 million ($4.2 million) of Series A Debentures.

C.	RESEARCH AND DEVELOPMENT

        We did not engage in any research and development during the last three fiscal years.

D.	TREND INFORMATION

        We have experienced significant growth in the last few years. As part of our growth strategy, we acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. With this acquisition, our total assets increased from NIS 223.4 million as at December 31, 2005 to NIS 1,371.6 million as at December 31, 2006. As of December 31, 2007 and 2008, our total assets increased to NIS 1,554.0 million and NIS 1,603.0 million ($421.6 million), respectively. Our revenues increased to 1,102.9 million ($290.1 million) for the year ended December 31, 2007 from NIS 343.1 million for the year ended December 31, 2006, primarily due to our acquisition of 012 Golden Lines, and to NIS 1,106.2 ($291) million for the year ended December 31, 2008, due to the growth in our broadband segment, including our new local telephony services, which was partially offset by a decrease in our traditional voice segment, primarily in hubbing services.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods:

		2009	2010-2011	2012-2013
Contractual Obligations	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
	(NIS in thousands)

Long-term debt obligations including
interest	670,050	212,077	143,907	133,461	180,605
Obligations for operations and maintenance
on fiber optic cables	401,710	26,194	53,558	55,018	266,940
Payments in respect of long-term financial
arrangements	82,985	22,207	38,998	21,780	-
Purchase of ROU's of fiber optic
cables	76,059	22,195	33,999	14,448	5,417
Operating lease obligations	61,146	15,733	27,267	8,580	9,566
Purchase obligations	3,915	3,915	-	-	-

Total	1,295,865	302,321	297,729	233,287	462,528

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Shaul Elovitch	61	Chairman of the Board of Directors
Eli Holtzman	59	Vice Chairman of the Board of Directors
Hana Rado (1)(2)	50	Outside Director
Debbie Saperia (1)(2)	42	Outside Director
Aliza Schloss(2)	55	Director
Doron Turgeman	41	Director
Anat Winner (1)(2)	49	Director
Stella Handler	47	Chief Executive Officer
Doron Ilan	41	Chief Financial Officer
Yaackov Nadborny	44	Vice President of Marketing
Ori Watermann	34	Vice President of Residential Division
Max Blumberg	36	Chief Technology Officer
Tal Granot	32	Vice President of Human Resources
Yaron Steinberg	44	Vice President of Business Division
Sharon Mishel	41	Vice President of Carrier Relations and International Business Development Division

(1) Member of our Audit Committee.
(2) Member of our Investment Committee.

        Mr. Shaul Elovitch, Mr. Eli Holtzman, Ms. Aliza Schloss, Mr. Doron Turgeman and Ms. Anat Winner will serve as directors until our 2009 annual general meeting of shareholders. Ms. Hana Rado and Ms. Debbie Saperia will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for an initial three-year term until January 2011 (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors – Outside Directors”). There are no family relationships among any of our directors or executive officers.

        Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves as a member of the board of directors of Space Communication Ltd. Satcom Systems Ltd. and E.G.R.E. Ltd.

        Eli Holtzman has served as the vice chairman of our board of directors since January 2007, and prior thereto served as our chief executive officer and a director from March 2000 until January 2007. Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and a director of Internet Gold since July 1999. Mr. Holtzman also serves as chief executive officer of Smile.Media, our sister company. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

        Hana Rado has served as an outside director since January 2008 and is a member of our audit committee. Ms. Rado has served as the chief operating officer and chief financial officer of McCann Erickson Israel, an advertising group, since 2000. From 1995 to 2000, Ms. Rado was employed by the Strauss group in several positions, such as the financial manager of sales and distribution division, SAP project manager and the finance manager of the food division. Ms. Rado serves as an outside director of Excellence Nessuah Brokerage Services Ltd. Ms. Rado holds a B.A. degree in biology, an M.B.A. degree in accountancy and finance, and is a certificated teacher, all from Tel Aviv University.

        Debbie Saperia has served as an outside director since January 2008 and is a member of our audit committee. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co – Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds a LL.B (Hons.) degree from the University of Manchester.

        Aliza Schloss has served as a director since 2008. Ms. Schloss has served as a director of Internet Gold since July 2005. Ms. Schloss has served as an Executive Vice President of the Eurocom group since March 2009 and as director and/or officer of various other companies within the Eurocom group since 2005. Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq – The Israel Telecommunication Corp. Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha – The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in political science and M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

        Doron Turgeman has served as a director since January 2008. Mr. Turgerman has served as Internet Gold’s deputy chief executive officer since October 2004 and as its chief financial officer since May 2001. Mr. Turgeman also serves as deputy chief executive officer and chief financial officer of Smile.Media, our sister company. Mr. Turgeman also serves as chief financial officer of Eurocom Digital Communications Ltd., which is controlled by the Eurocom group. Mr. Turgeman holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem and he is a certified public accountant (CPA) in Israel.

        Anat Winner has served as a director since October 2007 and is a member of our audit committee. Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Internet Gold and Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and Tel Aviv Stock Exchange. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

        Stella Handler has served as our chief executive officer since January 2007. Prior thereto and from 1997, Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer from 2002. From 1992 to 1997, Ms. Handler served as the Head of Subsidiary Companies Division of Bezeq The Israel Telecommunication Corp., Ltd., responsible for control, management and operations of all subsidiary companies. Ms. Handler holds an M.B.A. in Business Administration and an M.A. in Economics from the Hebrew University of Jerusalem.

        Doron Ilan has served as our chief financial officer since January 2007. Prior thereto and from 1998, Mr. Ilan was employed by 012 Golden Lines and served as its chief financial officer and vice president-finance since 2003. Prior to joining 012 Golden Lines, he worked for five years at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Ilan holds an M.B.A. and a B.A. in Economics and Accounting, both from Bar-Ilan University, Tel Aviv. Mr. Ilan is also a certified public accountant (CPA) in Israel.

        Yaackov Nadborny has served as our vice president of marketing since January 2007. Prior thereto, Mr. Nadborny was employed by 012 Golden Lines as the business development manager from 2004 and was appointed vice president-marketing in 2005. From 2001 to 2003, Mr. Nadborny served as the senior financial advisor to the Director General of the Israeli Ministry of Industry and Trade, and from 1998 to 2001 Mr. Nadborny was the hi-technlogy division manager for the Israeli Export Institute. For ten years, commencing in 1987, Mr. Nadborny served as branch chief in the Israeli General Security Services. Mr. Nadborny holds a B.A. degree in business administration from the College of Management Academic in Rishon Lezion, specializing in computer and information technology.

        Ori Waterman has served as our vice president of the residential division since January 2007. Prior thereto, Mr. Waterman served as the customer division manager for Internet Gold from 2005. From 2002 to 2005, Mr. Waterman managed the business services and customer relations division of Office Depot (Israel) and prior to that was manager of the SME business sector for Pelephone Communication and served in management capacities for Leumi Card and Eurocom-Nokia. Mr. Waterman holds a B.A. degree in business administration from the Ruppin Academy.

        Max Blumberg has served as our chief technology officer since January 2007. Prior to that and from 2002, Mr. Blumberg served as the chief technical officer of Internet Gold, having joined Internet Gold in 2000 as the information system’s manager. Mr. Blumberg holds a B.A. degree in computer science and mathematics from Netanya College.

        Tal Granot has served as our vice president of human resources since January 2007. Prior thereto and from 2006, Ms. Granot held the same position at Internet Gold. Prior to that and from 2000, Ms. Granot served as a team leader, area manager and customer sales manager for Internet Gold. Ms. Granot holds a B.A. degree in business management from Tel Aviv’s Management Institute.

        Yaron Steinberg has served as our vice president of the business division since January 2007. Prior thereto, Mr. Steinberg was employed by 012 Golden Lines from 1997 as the manager of the business sector (sales and service department) and was appointed vice president of the business sector (sales and customer relations) in 2003. From 1996 to 1997, Mr. Steinberg served as vice president-new business development for Adir International Services Corp. Ltd., having started there in 1994 as the director of their northern district. Mr. Steinberg holds a B.A. degree in business management from the branch of Derby University in Israel.

        Sharon Mishel has served as our vice president of carrier relations and international business development division since January 2009. Prior thereto and from January 2008, Mr. Mishel served as our Executive Director, Head of Division Carrier Relations and Business Development. From 2003 to 2007, Mr. Mishel served as Director of Carrier Relations and Revenue Assurance at Pelephone, and from 2000 to 2003 Mr. Mishel served as Director of Carrier Relations at Barak. Mr. Mishel holds an M.A. degree in Business Economics from Bar-Ilan University and a B.A. degree in Economics from the Hebrew University of Jerusalem.

B.	COMPENSATION

        The aggregate direct compensation we paid to our directors and executive officers as a group (14 persons) for the year ended December 31, 2008 was approximately NIS 10.1 million ($2.7million). This amount includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2008, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately NIS 1.5 million ($0.4 million).

        During the year ended December 31, 2008, we paid to our outside directors, as well as to our independent director, an annual fee of NIS 49,807 ($13,100) and a per meeting attendance fee of NIS 1,916 ($500). Such fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the process for compensation of officers, since we are a controlled company, within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

C.	BOARD PRACTICES

Board of Directors and Officers

        According to the Israeli Companies Law-1999, or the Israeli Companies Law, and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Election of Directors

        Our articles of association provide for a board of directors consisting of no less than two and no more than ten directors or such other number as may be determined from time to time at a general meeting of shareholders. Our current board of directors consists of seven directors.

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

        The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Aliza Schloss Ms. Hana Rado and Ms. Anat Winner have the requisite “accounting and financial expertise.”

        As a controlled company within the meaning of NASDAQ Marketplace Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders. See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

Outside Directors

        Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as defined in the Israeli Companies Law. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director.

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

        At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

        The outside directors are elected by shareholders at a general meeting, provided that either:

—	The majority of shares voting on the matter (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voting on the matter, vote in favor of the outside director; or

—	The majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

        In general, outside directors serve for a three-year term and may be reelected to one additional three-year term, if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

        Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

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

        Ms. Rado and Ms. Saperia each serve as an outside director pursuant to the provisions of the Israeli Companies Law for an initial three-year term until January 2011. Ms. Rado has “accounting and financial expertise,” and Ms. Saperia has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Independent Directors

        NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

        Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we are exempt from certain requirements under NASDAQ Marketplace Rules, such as the requirement to have a majority of independent directors on our board of directors. See Item 16G. “Corporate Governance.” If the “controlled company” exemption would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.

        Our Board of Directors has determined that each of Ms. Rado and Ms. Saperia (both outside directors under Israeli law) and Ms. Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

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

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Ms. Rado and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter. The audit committee has adopted an audit committee charter as required by the NASDAQ regulations.

Investment Committee

        Our Board of Directors has established an Investment Committee, which is responsible for the execution of our company’s investment policy, as determined by our Board of Directors from time to time. Our Investment Committee currently consists of four members of our Board of Directors, Ms. Hana Rado, Ms. Debbie Saperia, Ms. Anat Winner and Ms. Aliza Schloss.

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. The internal auditor must meet certain statutory requirements of independence. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Mr. Ilan Chaikin currently serves as our internal auditor.

Directors’ Service Contracts

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Fiduciary Duties; Approval of Related Party Transactions under Israeli Law

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

        In addition, a private placement of securities requires the approval of the board of directors and shareholders of the company if (i) the private placement will cause a person to become a controlling shareholder or (ii) 20% or more of the company’s outstanding share capital prior to the private placement are offered and the payment for which (in whole or in part) is not in cash or not under market terms, and the private placement will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or will cause any person to become a holder of more than 5% of the company’s outstanding share capital.

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

Insurance for Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of liability of any of its office holders arising from their acts or omissions performed in such capacity for:

—	A breach of his or her duty of care to the company or to another person;

—	A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

—	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

—	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

        In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

—	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

—	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission committed with intent to derive an unlawful personal gain; and

—	any fine or forfeiture imposed on the office holder.

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

        Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $5 million per claim and in the aggregate. In addition, our officers and directors are covered by the directors’ and officers’ liability insurance policy of Internet Gold that provides coverage of not more than $5 million for any one matter and in the aggregate. We have undertaken to indemnify each of our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

D.	EMPLOYEES

        On December 31, 2008, we had 504 full-time employees and 1,211 part-time employees, while on December 31, 2007, we had 511 full-time employees and 1,200 part-time employees, and at December 31, 2006, we had 553 full-time employees and 1,313 part-time employees. All of such employees were located in Israel.

        Israeli labor laws and regulations are applicable to all of our employees. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by our company. For those of our employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of up to 8.3% of the employee’s wages. A provision in our financial statements covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

        We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

        Our employees are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

        As of June 22, 2009, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 19,363,603 or 76.41% of our ordinary shares as of such date through his controlling interest in Eurocom Communications (assuming 25,340,770 ordinary shares were outstanding as of such date, excluding 19,230 ordinary shares held as treasury stock).

        As of June 22, 2009, Eurocom Communications held of record 410,000 or 1.62% of our ordinary shares, and Internet Gold, our controlling shareholder, held of record 18,953,603 or 74.79% of our outstanding ordinary shares. Eurocom Communications is the controlling shareholder of Internet Gold, holding 69.79% of its ordinary shares as of such date. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications. See also Item 7A. “Major Shareholders and Related Party Transactions – Major Shareholders.”

2007 Equity Incentive Plan

        Our 2007 Equity Incentive Plan, or the 2007 Plan, allows us to grant awards that qualify under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. Our 2007 Equity Incentive Plan received the approval of the Israeli Tax Authority.

        Under the 2007 Plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant consultants awards under the 2007 Plan; however, such persons will not be entitled to the tax benefits provided by Section 102. Up to 2,250,000 ordinary shares may be issued under the 2007 Plan, which will be reduced by two ordinary shares for each restricted share unit or restricted share that we grant under the 2007 Plan with a per share or unit purchase price lower than 100% of fair market value of our ordinary shares on the date of grant and by one share for each option that we grant under the 2007 Plan.

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

        Restricted shares, restricted share units and options granted under the 2007 Plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

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

        An employee who terminates his or her employment with us due to retirement or disability may exercise his or her vested options within one year of the date of retirement or within two years of the date of the disability. Any such employee with a right to compensation pursuant to vested restricted shares or vested restricted share units at the time of such termination shall receive such compensation within thirty days of the termination. Any expired or unvested options, restricted shares, or restricted share units immediately return to the 2007 Plan for reissuance.

        As of December 31, 2008, options to purchase 1,100,000 ordinary shares had been granted under the 2007 Plan. During the year ended December 31, 2008, no options were exercised.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        Internet Gold owned 18,953,603 or approximately 74.79% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 19,363,603 or approximately 76.41% of our outstanding shares, as of June 22, 2009. Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications, which held 69.79% of its ordinary shares as of June 22, 2009. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.

        The following table sets forth certain information as of June 22, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications Ltd. (3)	19,363,603	76.41%
Internet Gold	18,953,603	74.79%
Clal Insurance Enterprises Holdings Ltd.(4)	2,545,938	10.04%
Wellington Management Company, LLP (5)	1,371,005	5.41%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 25,340,770 ordinary shares outstanding as of June 22, 2009 (not including 19,230 shares held as treasury stock).

(3)	Eurocom Communications holds of record 410,000 of our ordinary shares, and Internet Gold, our controlling shareholder, holds of record 19,363,603 of our ordinary shares. Eurocom Communications is the controlling shareholder of Internet Gold, holding 69.79% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on May 7, 2009. The Schedule 13G reflects that of the 2,545,938 Ordinary Shares reported as beneficially owned by Clal Insurance Enterprises Holdings Ltd., or Clal, (i) 226,259 Ordinary Shares are beneficially held for its own account; and (ii) 2,319,679 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Under the Schedule 13G, Clal and Clal Finance Ltd., or Clal Finance, a majority-owned subsidiary of Clal, disclaim beneficial ownership of the remaining 2,319,679 ordinary shares. In addition, the Schedule 13G states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 2,545,938 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 2,545,938 ordinary shares beneficially owned by Clal. In addition, the Schedule 13G reflects that Clal Finance beneficially holds 100,240 ordinary shares, of which 58,846 ordinary shares are held for its own account, and Clal Finance disclaims beneficial ownership of the remaining 41,394 ordinary shares.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2009. The Schedule 13G/A indicates that Wellington Management Company, LLP, or Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own the 1,371,005 ordinary shares, which are held of record by clients of Wellington Management.

Significant Changes in the Ownership of Major Shareholders

        We know of no significant changes in the percentage ownership held by any major shareholders during the past three years, other than changes in the percentage ownership of our major shareholders resulting from our initial public offering in the United States in October 2007.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 23, 2009, one record holder holding approximately 27.58% of our ordinary shares had a registered address in the United States. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

B.	RELATED PARTY TRANSACTIONS

        We provide broadband and traditional voice services to companies affiliated with the Eurocom group at our customary rates and charges. During the years ended December 31, 2006, 2007 and 2008, our revenues from the Eurocom group, not including Internet Gold, were NIS 1.3 million, NIS 2.5 million and NIS 5.3million ($1.4 million), respectively. Our revenues from Internet Gold and Smile.Media were NIS 1.2 million, NIS 0.4 million and NIS 1.5 million ($0.4 million) , respectively. We expect to continue to provide such services in the future.

        Internet Gold has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with a long-term loan of NIS 100.6 million ($26.5 million) at March 31, 2007, bearing the prime interest rate published from time to time by the Bank of Israel. The loan is callable as of December 31, 2008 ; however, we may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. For more detail, see Item 5B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.” As of December 31, 2008, we also have an outstanding payable balance with Internet Gold of NIS 1.4 million ($371,000), which bears no interest.

        We have entered into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, we have granted to Internet Gold “demand” registration rights that allow it, at any time after one year following the consummation of our initial public offering in October 2007, to request that we register under the Securities Act of 1933, as amended, some or all of our ordinary shares it owns. Internet Gold is entitled to an aggregate of five demand registrations. We are not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. We are also not required to effect more than one demand registration during the first 12 months following our initial public offering or more than one demand registration during any 12-month period thereafter. We are not obligated to grant a request for a demand registration within 90 days of any other demand registration. Internet Gold also has “piggyback” registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

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

        On December 31, 2006, we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media, as part of our internal restructuring for no consideration. In connection with the transfer, we agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer.

        Internet Gold, Smile.Media and we have agreed to mutually share certain information in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation. We have also agreed to provide mutual access to historical records relating to businesses that may be in our possession.

        We have entered into an agreement with Internet Gold and Smile.Media under which we will provide each of Internet Gold and Smile.Media, at its request, with those communication services that it may wish to utilize at market prices. Smile.Media has agreed to provide us, at our request, with all media and content services that Smile.Media provides at market prices. Provisions of this agreement relating to services may be terminated upon three months’ notice. During the years ended December 31, 2006, 2007 and 2008, our revenues from Internet Gold and Smile.Media were NIS1.2, NIS 0.4 million and NIS 1.5 million ($0.4 million), respectively.

        In February 2008, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of our financial investments pursuant to direct instructions from our Chief Financial Officer, which is based on a policy that was established by our management and approved by our Board of Directors. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. We paid Eurocom Capital an aggregate amount of NIS 261,000 ($69,000) in fees for its services in 2008.

        In June 2008, we acquired, effective as of January 2008, the international communication agreements of UUNET from Internet Gold’s fully owned subsidiary Internet Gold International Ltd., or IGI, in consideration of NIS 3,035,000 ($798,000). Under the agreement with UUNET, IGI agreed to provide communications and IP services to international branches of Israeli customers.

        During the years ended December 31, 2006, 2007 and 2008, we purchased from Eurocom Digital Communications Ltd., telephone devices, TV monitors, equipment maintenance and repair services, all at market terms and prices, in an aggregate amount of NIS 0.1 million, NIS 1.3 million and NIS 1.8 million ($473,000), respectively.

        During the years ended December 31, 2007 and 2008, we purchased from Trans-Global Industries Pte Ltd., which is controlled by the Eurocom group, telephone devices and other telephone equipment, at market terms and prices, in an aggregate amount of NIS 0.1 million and NIS 6.9 million ($1.8 million), respectively. We did not make any purchases from Trans-Global Industries Pte Ltd. in 2006.

        During the years ended December 31, 2006, 2007 and 2008, we purchased from Gilat Satcom Ltd., which is controlled by Mr. Shaul Elovitch, international call related services, at market terms and prices, in an aggregate amount of NIS 2.4 million, NIS 8.4 million and NIS 1.2 million ($315,000), respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See the consolidated financial statements, including the notes thereto, listed in Item 18 “Financial Statements” and incorporated herein by this reference.

Export Sales

        Not applicable.

Legal Proceedings

        We are involved in legal proceedings and other claims from time to time, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities. The disputes with customers include purported class actions regarding claims.

        The following is a summary of our material litigation.

        On January 27, 2002, 012 Golden Lines (which was subsequently merged into our company) filed a claim for NIS 53 million ($14 million) and for mandamus orders against Bezeq and Bezeq International claiming that Bezeq and Bezeq International interfered with its entry into the international telecommunications market. In April 2002, Bezeq and Bezeq International filed their statements of defense, together with a third-party notice against the Ministry of Communications. On January 2009, we filed a motion to amend the claim to increase the damages sought to NIS 77 million ($20 million).

        In 2003, Bezeq requested a “collection commission” from 012 Golden Lines in the amount of approximately NIS 6.0 million for completion of international calls made from card-operated public telephones in the years 1997-2002. On June 2004, Bezeq unilaterally deducted this amount from amounts accruing to 012 Golden Lines. On January 4, 2007, the Ministry of Communications determined that Bezeq is not entitled to the “collection commission” and that the deduction was unlawful. The Ministry of Communications ordered Bezeq to refund all of the amounts it deducted (including interest and linkage increments). Bezeq filed an administrative appeal with the Tel Aviv – Jaffa District Court against the Ministry of Communications’ determination, which was dismissed on the grounds of lack of jurisdiction. Bezeq appealed to the Supreme Court and contemporaneously filed an administrative petition. Bezeq’s appeal was denied in March 2009. Following the Supreme Court ruling, Bezeq approached us to seek a settlement and we are currently in negotiations with Bezeq.

        On January 2, 2005, a claim was submitted against 012 Golden Lines (which was subsequently merged into our company) and three other companies regarding the alleged infringement of Israeli Patent No. 76993 of November 10, 1985, or the Patent, claiming unjust enrichment, breach of statutory duties and conversion, or the 2005 Claim. The plaintiffs’ demands include payment of amounts of income generated from exploitation of the Patent, payment of reasonable royalties for exploitation of the Patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the telecommunications systems allegedly infringing the patent, or the Third Party Defendants, seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim, or the Third Party Proceedings. The plaintiffs have also initiated similar proceedings against other telecommunication companies in other countries, including the United Kingdom and the United States. Some telecommunication companies, including one of the initial defendants named in the 2005 Claim, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and excluded matter. On May 20 2009, the Court of Appeals dismissed the appeal and affirmed the lower court decision on the grounds of obviousness. The District Court scheduled a pre-trial hearing for July 12 2009, and the parties have agreed that all preliminary proceedings (e.g. discovery requests and interrogatories) will be completed no later than the pre-trial date. One of the Third Party Defendants is Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel Israel. In a separate proceeding, on January 19, 2009, the District Court of Tel Aviv – Jaffa issued an ex parte order according to which all legal proceedings to which Nortel Israel is a party, including the Third Party Proceedings, shall be stayed. Such stay of proceeding was extended several times and is currently in force until August 30, 2009, and a hearing in this matter is scheduled for such date. The District Court also appointed two trustees, for the purpose of reaching an arrangement among the creditors. On February 25, 2009, we and another defendant in the 2005 Claim filed a motion with the District Court of Tel Aviv – Jaffa requesting that it allow us and the other applicant to continue the Third Party Proceedings against Nortel Israel. On March 10, 2009, Nortel Israel’s trustees submitted their response and on March 19, 2009, we submitted our reply. On March 22, 2009, the Court ordered the receiver in the matter to submit its position before any decision is rendered by the Court, which submission is due on June 17, 2009. To the best of our knowledge, such response wasn’t filed yet. We have included a provision for the 2005 Claim in our consolidated financial statements which, according to our management’s estimation, is sufficient to cover any possible losses.

        In February 2008, a motion to certify a class action was filed with various District Courts in Israel against several international telephony companies including, our company, with respect to prepaid calling card services. The plaintiffs allege that: (i) the defendants unlawfully charged consumers in excess of the tariffs published by them, (ii) the prepaid calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, (iii) the defendants deduct from the prepaid calling card the time spent when a user unsuccessfully attempts to make a call utilizing the card, (iv) the defendants calculate and collect payment not by units of round minutes indicated, (v) the defendants provide misleading information about the number of “units” on the card, and (vi) the defendants formed a cartel that arranged and raised the prices of calling cards. We believe that we have good defenses against certification of the suit as a class action. In the event the lawsuit is certified as a class action, the total amount claimed against us will be NIS 226.4 million ($59.5 million). At this preliminary stage we are unable to estimate the potential liability or costs, if any, that we may incur in connection with this matter.

        In April 2008, a motion to certify a class action was filed with various District Courts in Israel against Netvision 013 Barak and us with respect to our provision of prepaid calling card services. The action alleges that the defendants improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. The lawsuit does not specify an allocation of the claim amount between the defendants. We believe that we have good defenses against certification of the suit as a class action. In the event the suit is certified as a class action, the estimated amount claimed from both defendants will be NIS 200 million ($52.6 million). At this preliminary stage we are unable to estimate the potential liability or costs, if any, that we may incur in connection with this matter.

        In November 2008, a motion to certify a class action was filed against us in the Tel Aviv – Jaffa District Court. The plaintiffs allege that we unlawfully raised the monthly tariffs of our Internet services. The total amount of the claim is NIS 81.5 million ($21.4 million). At this preliminary stage we are unable to estimate the potential liability or costs, if any, that we may incur in connection with this matter.

Dividend Distribution Policy

        We have never paid cash dividends to our shareholders and do not currently have a dividend distribution policy in place. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (from October, 2007) and the Tel Aviv Stock Exchange (from November 14, 2007):

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2007	$13.11	$11.53	NIS 52.64	NIS 46.59
2008	$12.77	$3.80	NIS 50.85	NIS 13.97

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market (from October, 2007) and the Tel Aviv Stock Exchange (from November 14, 2007):

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2007
Fourth Quarter	$13.11	$11.53	NIS 52.64	NIS 46.59

2008
First Quarter	$12.77	$9.02	NIS 50.85	NIS 30.39
Second Quarter	$11.87	$9.72	NIS 40.91	NIS 33.39
Third Quarter	$9.95	$7.29	NIS 35.69	NIS 25.07
Fourth Quarter	$7.51	$3.80	NIS 25.06	NIS 13.97

2009
First Quarter	$6.34	$4.96	NIS 25.33	NIS 18.78
Second Quarter (through June 15)	$8.83	$5.49	NIS 36.82	NIS 22.79

Monthly Stock Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

December 2008	$5.61	$3.80	NIS 23.39	NIS 13.97
January 2009	$6.14	$5.00	NIS 23.34	NIS 18.78
February 2009	$6.34	$5.14	NIS 24.94	NIS 22.02
March 2009	$5.85	$4.96	NIS 25.33	NIS 20.53
April 2009	$6.68	$5.70	NIS 27.92	NIS 24.16
May 2009	$7.30	$5.49	NIS 30.16	NIS 22.79

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares were listed on the NASDAQ Global Market in connection with our initial public offering on October 30, 2007 and have been traded on the Tel Aviv Stock Exchange since November 14, 2007.

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

Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law, 1999-5759, or the Israeli Companies Law, as 012 Smile.Communications Ltd., registration number 512832742. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

The Powers of the Directors

        Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Dividend and Liquidation Rights

        The holders of the ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the profit requirement, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable risk that a distribution might prevent us from satisfying our existing and anticipated obligations as they become due.

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

        Our general licenses also require that Israeli residents and citizens have minimum shareholdings. In that regard, throughout the term of the VoB and DFL License, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity controlled by an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

Limitations on the Rights to Own Ordinary Shares in Our Company

        None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Israeli Ministry of Finance consents otherwise.

Election of Directors

        Our ordinary shares do not have cumulative rights for the election of directors. Rather, under our articles of association, our directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.” Internet Gold, our controlling shareholder, is able to elect all of our directors other than our outside directors. For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors – Outside Directors.” All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

        Regulations promulgated under the Communications Law require that our chief executive officer, any member of our board of directors holding an executive role, as well as a majority of the members of the board of directors, be citizens and residents of the State of Israel.

Annual and Extraordinary Meetings

        Under the Israeli Companies Law and our articles of association, our board of directors must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, and subject to the Israeli Companies Law and regulations thereunder, notice of at least 14 days or 21 days or 35 days prior to the date of the meeting is required. Our articles of association provide that notice of a general meeting of shareholders will be delivered to all eligible shareholders by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of: (a) two of the directors or 25% of the nominated directors, (b) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (c) one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing certain disclosure and procedural requirements for proxy solicitations. However, we intend to distribute proxy material to our shareholders for our annual and extraordinary meetings and to provide them with an opportunity to participate in such meetings.

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

        We lease office facilities in Petach Tikva. The lease expires on July 31, 2012, with an option to extend the lease for an additional five year period. The annual rental fees for the 6,700 square meter premises is approximately NIS 3.8 million (approximately $1.0 million), linked to the Israeli CPI. We assumed this lease agreement from 012 Golden-Lines.

        In May 2004, 012 Golden-Lines entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of the company’s departments are located. The lease expires on January 2009 and with an option to extend for an additional five year period. The annual rent for the 4,200 square meter premises is approximately NIS 1.46 million (approximately $ 380,000), linked to the Israeli CPI. We assumed this lease agreement from 012 Golden-Lines.

        In July 2003, Internet Gold entered into a long-term agreement with 013 Barak, one of Israel’s three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented in our financial statements as a capital lease) until 2017, with an option to extend the agreement for an additional five year period. The total capacity of the lines is 2.2 Gigabits. In November 2005, the agreement was amended to increase the number of our international fiber optic lines. According to the amendment, we were required to connect four international fiber optic lines remaining under the original agreement by December 31, 2007 and are required to connect an additional seven international fiber optic lines by December 31, 2012. Currently the terms of the amended agreement are being reviewed and negotiated by the parties in an effort to provide us with greater operational and financial flexibility. We assumed this agreement from Internet Gold in connection with its restructuring in 2006.

        In April 2004, Internet Gold entered into a long-term agreement with Bezeq International, one of Israel’s three long distance carriers (at that time), to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, Internet Gold entered into an additional agreement with Bezeq International for an additional fiber optic line on the same terms. We assumed these agreements from Internet Gold in connection with its restructuring in 2006.

        In January 2003, 012 Golden-Lines entered into a long-term agreement with Med-Nautilus Ltd. (Ireland), to purchase rights of use for nine international fiber optic lines (presented in our financial statements as other – assets) until 2017, with an option to extend the agreement for an additional five year period. The total capacity of these lines is 1.6 Gigabits. This agreement was extended twice – in July 2004 with an additional 6 lines having a capacity of 0.9 Gigabits, and in September 2005 – with an additional 25 lines having a capacity of 3.9 Gigabits. We assumed this agreement from 012 Golden-Lines.

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

Taxation of Companies

General Corporate Tax Structure

        Generally, Israeli companies were subject to corporate tax at the rate of 27% for the 2008 tax year, which was reduced to 26% for the 2009 tax year and will be further reduced to 25% for the 2010 tax year and thereafter. In addition, Israeli companies are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.

Ruling Issued by the Israeli Tax Authority

        In order to effect the transfer of the Communications Business from Internet Gold to us on a tax free basis, the Israeli Tax Authority, or the ITA, issued a ruling confirming that the transfer of the Communications Business from Internet Gold to us and the transfer of the P-1000 website from us to Smile.Media were not taxable at the time of transfer in accordance with Section 105 and 104B(f) of the Israeli Tax Ordinance. According to the ruling and the relevant provisions of the Israeli Tax Ordinance, the deferral of taxes as a result of these transactions was subject to our compliance with the following terms through the end of 2008:

—	We are required to continue to operate the Communications Business;

—	We may not sell more than 50% of the assets that were transferred to us from Internet Gold;

—	Internet Gold may not sell ordinary shares constituting more than 10% of its holdings in us; and

—	We may not issue shares constituting more than 20% of our outstanding share capital, provided that we may issue up to 50% of our outstanding share capital as part of public offerings if Internet Gold continues to hold at least 50% of our ordinary shares.

        The ruling and the relevant provisions of the Israeli Tax Ordinance limit our ability to utilize net operating losses. We can utilize net operating losses accrued prior to March 2006 only over a period of five years and in each year for not more than the lower of: (i) 20% of such accrued losses; or (ii) 50% of our taxable income in that year. In addition, we are precluded from deducting any expenses related to the reorganization, and, until the end of 2008, we could not deduct losses in an amount equal to the fair market value of the P1000 website.

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. On February 26, 2008 the Israeli parliament amended the Inflationary Adjustments law, and the Inflationary Adjustments law was terminated as of December 31, 2007. As of the 2008 tax year and onwards, the law is no longer in force, except for transitional regulations which will help to avoid any distortions in computing tax liability. Furthermore, as of the 2008 tax year and onwards, there will not be any inflationary adjustments of a company’s revenues for tax purposes. The amendment also ended the price index linking of the depreciation of fixed assets and of carryforward losses as of December 31, 2007.

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

        However, the tax rate on dividends paid to a “substantial shareholder” (a shareholder who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the Means of Control in the corporation) is 25%.

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

Capital Gains Taxes Applicable to Non-Israeli Shareholders

        Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

        Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

        Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

—	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

—	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

        However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

        For residents of countries other than Israel and the United States, the purchaser of shares may be required to withhold 25% capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller’s country of residence.

        Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% with respect to passive income, unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,

—	financial institutions,

—	certain insurance companies,

—	regulated investment companies,

—	investors liable for alternative minimum tax,

—	tax-exempt organizations,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the ordinary shares through partnerships or other pass-through entities,

—	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

—	certain expatriates or former long-term residents of the United States,

—	investors that own or have owned, directly, indirectly or by attribution, 10 percent or more of our voting shares, and

—	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

        For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. federal income tax regardless of its source; or

—	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

        Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “ – Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

        Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder through 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2008.

        If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, applicable to qualified dividend income, discussed above, and, unless you timely elect to “mark-to-market” your ordinary shares, as described below:

—	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

        In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.

        The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

—	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

—	A shareholder of a PFIC that is a shareholder of another PFIC, or

—	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

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

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.012.net) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001-33773.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company referred to in this annual report may also be inspected at our offices located at 25 Hasivim Street, Petach Tikva 49170, Israel.

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

        We have dollar denominated liabilities, including those relating to the ROU of international fiber optic cables. Given that we report our financial statements in NIS, we are subject to risks caused by fluctuations in the exchange rate between the dollar and NIS. From time to time we use derivative financial instruments, such as forward currency contracts to hedge certain of our risks associated with foreign currency fluctuations. As of December 31, 2008, the total amount of such contracts was $71.8 million.

Effects of Changes in Interest Rates and the Israeli CPI

        We pay interest on our short-term credit lines and on our shareholders loan based on the Israeli Prime Rate. As of December 31, 2008, our outstanding short-term debt consists of a loan from our parent company Internet Gold in the amount of NIS 111.3 million ($29.3 million), bearing an average interest rate of 5.18%. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. Each increase or decrease of one percent in the Israeli Prime Rate will increase or decrease our yearly interest expense by NIS 1.1 million ($0.3).

        In addition, our NIS 440.9 million ($ 116.0 million) of Series A Debentures (including current maturities) are linked to the Israeli CPI. Each increase or decrease of one percent in the Israeli CPI will result in an increase or decrease in our yearly financial expense by NIS 4.4 million ($1.2 million).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

Use of Proceeds

        We sold 6,990,000 of our ordinary shares in our initial public offering on October 30, 2007. The aggregate offering price of the shares sold was $83.9 million. The total expenses of the offering were approximately $8.0 million. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $77.7 million. Such proceeds have been used to repay $24.3 million of short-term debt and the payment of $262,000 to a former minority shareholder as contingent purchase price consideration. As of December 31, 2008, we had NIS 289 million ($76 million) in cash, cash equivalents, short-term and long-term investments.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management Annual Report on Internal Control Over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

        This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

        There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ms. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by Independent Public Accountants

        The following table sets forth, for the years ended December 31, 2007 and 2008, the fees billed to us by our principal independent registered public accounting firm. All of such fees were pre-approved in advance by our Audit Committee.

	Year Ended December 31,
Services Rendered	2007	2008
	(NIS in thousands)

Audit (1)	3,125	924
Tax (2)	22	-

Total	3,147	924

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.
(2)	Tax fees for the 2007 fiscal year are for services related to tax compliance and tax advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        In December 2008, our Board of Directors authorized the repurchase of up to NIS 38 million or $10 million of our ordinary shares in the open market from time to time at prevailing market prices. We did not repurchase any of our ordinary shares in 2008. From January 1, 2009 and until May 31, 2009, we repurchased 19,230 ordinary shares under the program at a total purchase price of approximately $116,000, or an average price of $6.00 per share.

        In December 2008, Eurocom Communications, our controlling shareholder, purchased an additional 410,000 of our ordinary shares from a third party in a coordinated transaction on the TASE, increasing its beneficial ownership interest in our company from 72.45% to 74.07%. The purchase by Eurocom Communications was not made pursuant to a publicly announced plan or program. The following table sets forth, for each of the months indicated in 2008, the total number of shares purchased by Eurocom Communications, the average price paid per share and the number of shares purchased. Eurocom did not purchase such shares in concert with our company, nor has it notified us of the maximum number of shares that it may purchase.

Period in 2008	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

December	410,000	NIS 21.4	N/A	N/A
		$ (5.41)

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

        We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Internet Gold holds more than 50% of our voting power. Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of Rule 4350(c) of the NASDAQ Marketplace Rules:

—	The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors.”

—	The requirement that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association. Our articles of association do not provide otherwise. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

—	The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders;

        If the “controlled company” exemptions would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Marketplace Rules and Home Country Practice

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements of 012 Smile.Communications Ltd.

Index to Consolidated Financial Statements	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Combined and Consolidated Statements of Operations	F- 5

Combined and Consolidated Statements of Changes in Shareholders' Equity	F- 6

Combined and Consolidated Statements of Cash Flows	F- 7

Notes to the Combined and Consolidated Financial Statements	F- 9

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant. (1)

1.2	Articles of Association of the Registrant. (1)

2.1	Specimen of Ordinary Share Certificate. (1)

4.1	Trust Deed between the Registrant and Shiff Hezenfortz Trustees (2004) Ltd. dated March 8, 2007. (1)

4.2	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007 (1)

4.3	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd. (1)

4.4	Agreement dated July 25, 2006 among Internet Gold-Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 60% interest in 012 Golden Lines Ltd. (1)

4.5	Amendment dated August 1, 2006 to the Agreement dated July 25, 2006 among Internet Gold-Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of 60% interest in 012 Golden Lines Ltd. (1)

4.6	Amendment dated December 20, 2006 to the Agreement dated July 25, 2006 among Internet Gold-Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd., Globescom Communication (1997) Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 100% interest in 012 Golden Lines Ltd. (1)

4.7	Form of Agreement among the Registrant, Smile.Media Ltd. and Internet Gold-Golden Lines Ltd. (1)

4.8	Agreement dated December 29, 2006 between the Registrant and Smile.Media Ltd. (1)

4.9	Capacity Right of Use Agreement dated as of January 1, 2003 by and between Mediterranean Nautilus Limited and 012 Golden Lines Ltd. (1)

4.10	Offer to 012 Golden Lines Ltd. to Purchase Additional Capacity over the Med Nautilus Network dated September 5, 2005. (1)

4.11	Capacity Rights of Use Agreement, dated July 31, 2003, between Barak I.T.C. (1995)-The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd. (1)

4.12	Amendment of Agreement, dated November 10, 2005, between Barak I.T.C. (1995)-The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd. (1)

4.13	2007 Equity Incentive Plan. (1)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm

15.2	Consent of BDO Ziv Haft Consulting and Management Ltd.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

012 Smile.Communications Ltd.

Combined and Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
012 Smile.Communications Ltd.:

We have audited the accompanying consolidated balance sheets of 012 Smile.Communications Ltd. and subsidiary (hereinafter – the “Company”) as of December 31, 2007 and 2008, and the related combined and consolidated statements of operations, changes in shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2008. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2 of the notes to the combined and consolidated financial statements.

As discussed in Note 2 to the combined and consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, as of January 1, 2007.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel

June 24, 2009

012 Smile.Communications Ltd.

Consolidated Balance Sheets (in thousands)

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Current assets

Cash and cash equivalents	229,895	60,652	15,953
Marketable securities	-	76,742	20,185
Trade receivables, net of allowance for doubtful accounts of
NIS 12,294 and NIS 12,730 at December 31, 2007 and 2008	194,964	203,009	53,395
Parent company receivable	6,553	-	-
Related parties receivables	2,161	-	-
Prepaid expenses and other current assets	19,804	23,038	6,059
Deferred tax assets	9,396	17,838	4,692

Total current assets	462,773	381,279	100,284

Long-term trade receivables	3,460	6,350	1,670
Marketable securities	-	152,020	39,984
Assets held for employee severance benefits	18,453	16,499	4,340
Property and equipment, net	160,211	169,406	44,557
Other assets, net	295,592	291,607	76,698
Other intangible assets, net	202,376	174,640	45,934
Goodwill	411,171	411,171	108,146

Total assets	1,554,036	1,602,972	421,613

/s/ Stella Handler	/s/ Doron Ilan

Stella Handler	Doron Ilan
Chief Executive Officer	Chief Financial Officer

Date of signature: June 24, 2009

The accompanying notes are an integral part of the combined consolidated financial statements.

012 Smile.Communications Ltd.

Consolidated Balance Sheets (in thousands except share data)

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Liabilities and shareholders' equity
Current liabilities

Short-term bank credit	2,407	-	-
Current maturities of long-term obligations	3,558	99,295	26,116
Accounts payable	164,535	141,055	37,100
Loan from the parent company	105,733	111,344	29,286
Other payables and accrued expenses	100,558	115,339	30,337
Parent company payable	1,103	1,410	371
Related parties payables	-	2,228	586

Total current liabilities	377,894	470,671	123,796

Long-term liabilities

Debentures	437,460	385,919	101,504
Long-term obligations and other payables	23,294	143	38
Deferred tax liabilities	29,027	25,535	6,716
Liability for employee severance benefits	32,318	32,430	8,530

Total long-term liabilities	522,099	444,027	116,788

Commitments and Contingencies (Note 19)

Shareholders' equity

Ordinary shares NIS 0.1 par value -
50,000,000 shares authorized at December 31, 2007 and 2008;
18,370,000 and 25,360,000 shares issued and outstanding at
December 31, 2007 and 2008, respectively	2,536	2,536	667

Additional paid-in capital	611,615	612,009	160,970
Accumulated other comprehensive loss	-	(14,645)	(3,852)
Retained earnings	39,892	88,374	23,244

Total shareholders' equity	654,043	688,274	181,029

Total liabilities and shareholders' equity	1,554,036	1,602,972	421,613

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Operations

(in thousands except share and per share data)

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Revenue*	343,086	1,102,888	1,106,203	290,953

Cost and operating expenses:
Cost of revenue**	224,565	762,205	753,416	198,163
Selling and marketing	59,864	157,304	162,274	42,683
General and administrative	22,921	57,984	55,913	14,706
Impairment and other charges	10,187	10,433	6,705	1,764

Total operating expenses	317,537	987,926	978,308	257,316

Operating income	25,549	114,962	127,895	33,637
Financial income	1,829	4,694	7,640	2,010
Financial expenses	19,095	56,737	64,879	17,064

Income before income taxes	8,283	62,919	70,656	18,583
Income tax expense	10,315	23,027	22,174	5,832

Net income (loss)	(2,032)	39,892	48,482	12,751

Earnings (loss) per share
Basic and diluted earnings (loss) per share	(0.11)	2.05	1.91	0.50

Weighted average number of ordinary
shares used in calculation of basic and
diluted earnings per share	18,370,000	19,493,329	25,360,000	25,360,000

*	Includes revenues from related parties of NIS 2,496, NIS 2,864 and NIS 6,848 for the years ended December 31, 2006, 2007 and 2008, respectively.
**	Includes cost of revenue from related parties of NIS 62, NIS 1,258 and NIS 10,350 for the years ended December 31, 2006, 2007 and 2008, respectively.

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Changes in Shareholders' Equity (in thousands except share data)

	Share capital		Parent company investment	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income (loss)	Total	Convenience translation into US dollars (Note 2)
	Number of shares	Amount
	NIS 0.1 par value								US$

Balance as of January 1, 2006	18,370,000	1,837	134,700	-	-	-		136,537

Changes during 2006:
Contribution from parent company	-	-	8,012	-	-	2,032		10,044
Net loss	-	-	-	-	-	(2,032)	(2,032)	(2,032)

Total comprehensive loss							(2,032)

Balance as of December 31, 2006	18,370,000	1,837	142,712	-	-	-		144,549

Changes during 2007:
Contribution from parent company	-	-	170,238	-	-	-		170,238
Paid-in capital from parent company	-	-	(312,950)	312,950	-	-		-
Issuance of shares, net	6,990,000	699	-	298,665	-	-		299,364
Net income	-	-	-	-	-	39,892	39,892	39,892

Total comprehensive income							39,892

Balance as of December 31, 2007	25,360,000	2,536	-	611,615	-	39,892		654,043	172,026

Changes during 2008:
Share-based compensation	-	-	-	3,429	-	-		3,429	902
Capital contribution from controlling shareholder
(Note 18D)	-	-	-	(3,035)	-	-		(3,035)	(798)
Comprehensive loss, net of tax -
Unrealized losses on available- for-sale marketable
securities, net of deferred tax benefit of NIS 4,882	-	-	-	-	(14,645)	-	(14,645)	(14,645)	(3,852)
Net income	-	-	-	-	-	48,482	48,482	48,482	12,751

Total comprehensive income							33,837

Balance as of December 31, 2008	25,360,000	2,536	-	612,009	(14,645)	88,374		688,274	181,029

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Cash Flows (in thousands)

				Convenience translation into US dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Cash flows from operating activities:
Net (loss) income	(2,032)	39,892	48,482	12,751

Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation and amortization	21,433	110,981	111,723	29,386
Stock-based compensation	-	-	3,429	902
Deferred tax benefit	(94)	(11,129)	(7,052)	(1,855)
Accrued interest on debentures	-	20,458	21,061	5,539
Increase in allowance for doubtful accounts, net	1,102	5,931	436	115
Increase (decrease) in employee severance
benefits, net	(135)	(34)	2,066	543
Impairment and other charges	8,202	-	-	-
Linkage and interest differences on long-term
obligations, exchange rate difference and other	(1,361)	24,592	47,865	12,589
Gain from redemption of debentures	-	-	(3,052)	(803)
Realized and unrealized (income) expenses on
marketable securities, net	(79)	883	9,518	2,503
Changes in assets and liabilities,
net of effects of acquisition:
Trade receivables including non current portion	(8,489)	(7,552)	(11,371)	(2,990)
Prepaid expenses and other current assets	(364)	2,116	(1,931)	(508)
Other assets, net	1,234	(52)	483	127
Accounts payable	18,947	7,102	(35,766)	(9,407)
Receivables (payables) from parent company and
related parties, net	(918)	(5,274)	8,214	2,160
Other payables and accrued expenses	659	34,236	14,781	3,889

Net cash provided by operating activities	38,105	222,150	208,886	54,941

Cash flows from investing activities:
Purchase of property and equipment and
other assets	(11,175)	(50,808)	(56,135)	(14,765)
Investment in trading marketable securities	-	-	(186,678)	(49,100)
Proceeds from sale of trading marketable securities	-	-	100,417	26,412
Investment in available-for-sale marketable
securities	-	-	(171,546)	(45,120)
Purchase of a subsidiary company, net of cash
acquired	(5,118)	(585,636)	-	-

Net cash used in investing activities	(16,293)	(636,444)	(313,942)	(82,573)

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Combined and Consolidated Statements of Cash Flows (in thousands) (cont'd)

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Cash flows from financing activities:
Changes in short-term bank credit, net	41,552	(329,232)	(2,407)	(633)
Loan from parent company	-	100,640	-	-
Payments in respect of long-term finance
arrangement	(35,421)	(50,247)	(25,835)	(6,795)
Issuance of debentures, net of issuance expense	-	423,779	-	-
Redemption of debentures	-	-	(15,913)	(4,186)
Contribution from parent company	10,044	170,238	-	-
Proceeds from issuance of shares, net	-	299,364	-	-

Net cash provided by (used in) financing
activities	16,175	614,542	(44,155)	(11,614)

Changes in cash and cash equivalents	37,987	200,248	(149,211)	(39,245)
Effect of exchange rate changes	-	(8,340)	(20,032)	(5,269)
Cash and cash equivalents at
beginning of the year	-	37,987	229,895	60,467

Cash and cash equivalents at end of year	37,987	229,895	60,652	15,953

Supplemental information:

Interest paid	382	11,463	649	171

Income taxes paid	-	8,000	21,515	5,659

Supplementary disclosure of
non-cash investing activities:

Net change in unrealized losses on available-
for-sale marketable securities	-	-	14,645	3,852

Acquisition of property and equipment
and other assets on credit	7,545	13,063	12,286	3,231

012 acquisition	584,621	-	-	-

As discussed in Note 1, on December 31, 2006, the Company completed the acquisition of 012 Golden Lines Ltd. for a total consideration of NIS 599.4 million. The majority of the consideration for the acquisition was paid in January 2007 and March 2007.

The accompanying notes are an integral part of the combined and consolidated financial statements.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 1 – General

012 Smile.Communications Ltd. (hereinafter “the Company”) is a majority owned subsidiary of Internet Gold – Golden Lines Ltd. (“IGLD” or “the Parent Company”), a publicly traded corporation currently traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange (TASE). The Company commenced operations in 2000.

On October 31, 2007, the Company consummated an initial public offering (“the IPO”) of its ordinary shares on the NASDAQ Global Market, see Note 15. Following the IPO the Company also listed its shares for trading on the TASE.

The Company is a communication services provider in Israel, focused on offering broadband and traditional voice services to residential and business customers, as well as to domestic and international communication services providers, or carriers.

On December 31, 2006, the Company acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “012”) for a total consideration of approximately NIS 599.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments, in January 2007 and March 2007.

In addition, subsequent to the acquisition, all of the assets and liabilities of 012 were merged into the Company and 012 ceased to exist as a separate legal entity. The statutory merger was approved by an Israeli court in February 2007.

On December 31, 2006, the Company and IGLD signed an agreement for the transfer of the assets, liabilities and operations related to the communication business of IGLD (the “Communication Business”) to the Company. On May 9, 2007, the transfer was authorized as a tax free transfer by the Israeli Tax Authorities.

Prior to the IPO, the combined financial statements include the Company and its subsidiary as well as certain assets, liabilities and related operations not owned by the Company during the reported periods which were transferred to the Company (the “Contribution”) by IGLD. The combined statements of operations include the historical results of the Communication Business within IGLD that were transferred to the Company. Because no direct ownership relationship existed among all the various units comprising the Communication Business and the Company, IGLD’s net investment in the Company is shown in lieu of shareholders’ equity in the combined financial statements.

Subsequent to the transfer of the Communication Business, IGLD and the Company entered into a series of supply and services agreements, pursuant to which IGLD and the Company provide a variety of services to each other. These services include distribution of certain of IGLD’s products, facilities, administrative and accounting services. Charges for these services are calculated based on the nature of the service involved (see Note 18).

Following the IPO, the Parent Company investment account was reclassified as additional paid-in capital and the combined financial statements were presented on a consolidated basis.

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

The combined financial statements through the date of the IPO have been derived from the financial statements and accounting records of IGLD using the historical results of operations and historical basis of the assets and liabilities of the Communication Business. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s future results of operations, financial position and cash flows, or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. The combined financial statements include allocations of certain of IGLD’s corporate headquarters assets, liabilities and expenses directly relating to the Communication Business that were transferred to the Company from IGLD. In addition, general corporate overhead has been allocated to the Company either based on the ratio of the Communication Business costs and expenses to IGLD’s total costs and expenses or based on the Communication Business revenue as a percentage of IGLD’s total revenue.

General corporate overhead primarily includes cash management, legal, accounting, insurance, public relations, advertising and data services and amounted to NIS 3,452, for the year ended December 31, 2006. The costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.

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

The Company began accumulating its retained earnings starting from January 1, 2007.

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

Effect of changes in foreign currency exchange rates:

	December 31
	2006	2007	2008

Exchange rate of US$ in NIS	4.225	3.846	3.802
Change of exchange rate of US$ in %	(8.2)%	(9.0)%	(1.1)%

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of collectibility of accounts receivable and the determination of the allowance for doubtful accounts, the allocation of corporate overhead, the computation of the Company’s effective tax rate and deferred tax assets and liabilities, the valuation of derivatives and share-based compensation, valuation of investments in marketable securities, income tax uncertainties and other contingencies and the valuation and useful life of its long-lived assets. Actual results may differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Convenience translation

For the convenience of the reader, the reported NIS figures as of December 31, 2008 and for year ended December 31, 2008 have been presented in thousands of U.S. Dollars translated at the representative rate of exchange as of December 31, 2008 (NIS 3.802 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter – $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

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

The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 is as follows:

				Convenience translation into US Dollars (Note 2)
	December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Allowance for doubtful accounts is
comprised as follows:
Balance at beginning of year	5,261	6,363	12,294	3,234
Provision	1,373	9,668	5,714	1,503
Write-offs	(271)	(3,737)	(5,278)	(1,389)

Balance at end of year	6,363	12,294	12,730	3,348

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Investments in marketable securities

Investment securities at December 31, 2008 consist of corporate debt and equity securities. The Company classifies its debt securities in one of two categories: trading or available-for-sale and its equity securities that have readily determinable fair values into available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs the evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment and changes in value subsequent to year-end.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “Financial income” or “Financial expenses” line items in the combined and consolidated statements of operations. Dividend and interest income are recognized when earned.

Property and equipment, net

Property and equipment, net are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

The Company capitalized certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in “Property and equipment, net” in the combined balance sheets. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred. On December 31, 2006, as result of the 012 acquisition, the Company determined that the majority of its NIS 8.2 million of capitalized software development cost for internal use that was under development at that time was impaired and wrote-off that amount.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Property and equipment, net (cont’d)

Annual depreciation rates are as follows:

%

Network equipment, capitalized software costs and computers	15-33
Furniture and office equipment	7-15
Motor vehicles	15
Leasehold improvements	Shorter of the lease term or the useful life of the asset (mainly 10 years)

Other assets, net

Other assets, net consist of licenses, rights of use (ROU) of international fiber optic cables and costs to acquire new subscribers. Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which is 20 years.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement which range from 15-20 years.

Payments in advance for operating leases of fiber optic cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Deferred expenses in respect of commissions regarding the acquisition of new subscribers are recognized as assets, if the cost can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. Deferred expenses are amortized over their contractual lives by the straight line method (12-36 months). If the cost does not meet the aforementioned criteria, they are recognized immediately as expenses.

Intangible assets and long-lived assets other than goodwill

Intangible assets other than goodwill and customer relationships are carried at cost less accumulated amortization. Intangible assets other than customer relationships are generally amortized on a straight-line basis over the useful lives of the respective assets, generally eight to twenty years. Customer relationships are amortized over eight to ten years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charges were recorded during 2006, 2007 and 2008.

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

The Company also offers value-added services including web faxing services, anti-spam and anti-virus protection. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Revenue recognition (cont’d)

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipment, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and when all other revenue recognition criteria are met. Consideration for services is recognized as services revenue when earned.

The Company reports any taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and a customer on a net basis (excluded from revenues).

Advertising costs

Advertising costs included in sales and marketing expenses, which include the costs associated with the Company’s online and offline advertising campaigns, are expensed as incurred and amounted to NIS 29 million, NIS 56.8 million and NIS 39.9 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses in the statement of operations.

Earnings per share

Basic income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share (“Diluted EPS”) gives effect to all potential dilutive ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options is computed using the treasury stock method. During the years ended December 31, 2006 and 2007 there were no potential dilutive ordinary shares outstanding. The total weighted average number of ordinary shares related to the outstanding options excluded from the calculations of Diluted EPS in 2008, since they would have an anti-dilutive effect was 1,150,000 ordinary shares.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 16). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The provisions of Statement 157 were not applied to fair value measurements of the Company’s reporting units (Step 1 of goodwill impairment tests performed under Statement 142) and nonfinancial assets and nonfinancial liabilities measured at fair value to determine the amount of goodwill impairment (Step 2 of goodwill impairment tests performed under Statement 142).

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008, had no impact on the Company’s financial position and results of operations.

Derivative financial instruments

The Company uses derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting according to SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, any changes in the fair value arising from such derivatives are recognized in the statements of operations in the period of change.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Stock Option Plan

FASB Statement No. 123(R) requires that all share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Cash equivalents are maintained at financial institutions in Israel. Management believes that the financial institutions that hold the Company’s cash equivalents are financially sound and accordingly, minimal credit risk exists with respect to these investments. The Company’s marketable securities consist of Israeli corporate debt and equity securities. The Company’s investment policy, approved by the Investment Committee, that was established by the Company’s Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. For all reported periods, no single customer accounted for more than 10% of the Company’s revenues or accounts receivable.

Recently Issued Accounting Standards

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations”, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The adoption of Statement 141(R) will be applied prospectively to new acquisitions.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities–an amendment of FASB Statement No. 133". Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP FAS 142-3 will be applied prospectively to new acquisitions of intangible assets. The Company is currently evaluating the impact of FSP FAS 142-3 on its disclosure for intangible assets recognized as of the effective date.

In April 2009, the (FASB) issued three final Staff Positions (FSPs) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. The FSPs are effective for interim and annual periods ending after June 15, 2009. FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (FSP 157-4), provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements, and related to determining fair values when there is no active market or where the price inputs being used represent distressed sales. FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP 115-2 and 124-2), provide additional guidance on presenting impairment losses on securities to bring consistency to the timing of impairment recognition, provide clarity to investors about the credit and noncredit components of impairment recognition, and provide clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The FSPs also require increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. We are still evaluating the impact of FSP 157-4, FSP 115-2 and 124-2, if any, but do not expect them to have a material impact on our financial position or results of operations.

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

On July 25, 2006, the Company signed an agreement for the acquisition of 60% of the issued share capital of 012; subject to, among other things, the regulatory approval of the Israeli Anti Trust Commission. On December 20, 2006, the parties entered into an amendment to the aforementioned agreement for the acquisition by the Company of an additional 37.72% of the issued share capital of 012.

In addition, in December 2006, a share purchase agreement was signed between the Company and a minority shareholder in 012 for the purchase of the remaining 2.28% of the issued share capital of 012. The minority shareholder received additional consideration of NIS 1.0 million following the completion of the Company’s initial public offering.

The acquisition date was determined to be the closing date, December 31, 2006, when all required approvals for the acquisition including from the antitrust commission and all debtors and others were obtained.

The application of purchase accounting under SFAS 141 required that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.

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

012
NIS

Assets acquired
Current assets	159,027
Deferred tax assets	1,168
Other long-term assets	2,951
Assets held for employee severance benefits	9,616
Property and equipment	131,096
ROU of international fiber optic cables	173,219
Intangible assets subject to amortization:
Customer relationship	144,557
Licenses	2,332
Intangible assets not subject to amortization:
Brand names	90,213
Goodwill	411,171

Total assets acquired	1,125,350

Liabilities assumed
Current liabilities	456,150
Long-term liabilities	1,365
Deferred tax liabilities	51,512
Provision for employee severance benefits	16,886

Total liabilities assumed	525,913

Net assets acquired	599,437

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisition (cont’d)

Customer relationships will be amortized over eight to ten years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years).

The following unaudited pro forma consolidated results of operations assume that the acquisition of 012 was completed as of January 1, 2006:

Year ended December 31 2006
NIS

Revenues	1,038,450

Net loss from continuing operations	(21,617)

Net loss	(16,835)

Loss per share - basic and diluted in NIS	(0.92)

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

Cash paid for the 012 acquisition, net of cash acquired during the years ended December 31, 2006 and 2007, was as follows:

NIS

Working capital acquired except
for cash and cash equivalents	(305,806)
Property and equipment	131,096
ROU of international fiber optic cables	173,219
Other intangible assets	237,102
Goodwill	411,171
Other long-term assets	2,951
Deferred tax liabilities, net	(50,344)
Long term liabilities, net	(8,635)

Cash paid for the 012 acquisition, net of cash acquired	590,754

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 – Marketable Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of investments in available-for-sale debt and equity securities of Israeli corporations by major security type and class of security at December 31, 2008 were as follows:

	Carrying amount	Gross unrealized holding gains	Gross unrealized holding (losses)	Fair value
	NIS

At December 31, 2008
Available for sale:
Corporate debt securities	128,194	-	(22,364)	105,830
Equity securities	43,353	2,837	-	46,190

	171,547	2,837	(22,364)	152,020

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2008:

	Carrying amount	Fair value
	NIS

Available for sale:
Due in one through five years	86,101	71,080
Due after five years through ten years	42,093	34,750

	128,194	105,830

The Company also maintains a portfolio of investment securities classified as trading of NIS 76,742 as of December 31, 2008. These investments are subject to price volatility associated with any interest-bearing instrument. Net realized losses on trading securities during the years ended December 31, 2008 were NIS 7 and are included in financial expense. Net unrealized losses on trading securities held at year end and included in financial expense for 2008 were NIS 9,510.

The Company evaluates whether unrealized losses on available-for-sale investment securities indicate an other-than-temporary impairment. Based on this evaluation, the Company recognized an other-than-temporary impairment loss of NIS 1,281 on an investment in a certain corporate debt security in 2008. The unrealized loss on this corporate debt security was caused by an increased credit spread and decrease in the credit of the corporate debt security during 2008. Because the Company does not have the intent to hold this investment to recovery, it is considered to be other-than-temporarily impaired. Other-than-temporary impairment losses are included in financial expenses on the consolidated statement of operations.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 – Marketable Securities (cont’d)

Gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair values of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 were as follows:

	Less than 12 months		12 months or more		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
	US$

Available for sale
Corporate debt securities	22,364	105,830	-	-	22,364	105,830

	22,364	105,830	-	-	22,364	105,830

Corporate debt securities: The investments in corporate debt securities with unrealized losses included in the table above are comprised of investments in a variety of bonds of major Israeli corporations with maturities in 2009-2018. The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the issuer of the bonds to settle the securities at a price less than the face value of the bonds, which is greater than the amortized cost of the bonds. The credit ratings of the Israeli corporations which issued the bonds have not decreased during the period the bonds have been outstanding. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these investments to maturity, these investments are not considered other-than-temporarily impaired.

Note 5 – Property and Equipment, Net

Property and equipment consists of:

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Network equipment, capitalized software costs
and computers	239,951	298,728	78,571
Furniture and office equipment	33,273	34,287	9,018
Motor vehicles	848	848	223
Leasehold improvements	39,518	44,332	11,660

	313,590	378,195	99,472
Less - accumulated depreciation and amortization	153,379	208,789	54,915

	160,211	169,406	44,557

For the years ended December 31, 2006, 2007 and 2008, the Company recorded NIS 12,192, NIS 53,012 and NIS 55,410 of depreciation and amortization expense on property and equipment, respectively.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 6 – Other Intangible Assets, Net

Consists of:

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Customer relationships	144,859	144,859	38,101
Brand names (*)	90,213	90,213	23,728

	235,072	235,072	61,829
Less accumulated amortization	32,696	60,432	15,895

	202,376	174,640	45,934

For the years ended December 2006, 2007 and 2008, the Company recorded NIS 100, NIS 32,495 and NIS 27,736 of amortization expenses on intangible assets, respectively.

The expected intangible asset amortization expense for the customer relationship will be based on the expected economic benefit from those customers.

NIS

2009	23,337
2010	18,952
2011	15,201
2012	11,486
2013	7,798
(*) Indefinite life intangible asset

Note 7 – Goodwill

Changes in goodwill for the years ended December 31, 2007 and 2008 is as follows:

	Year ended December 31		Convenience translation into US dollars(Note 2)
	2007	2008	2008
	NIS	NIS	US$

Goodwill, beginning of year	410,156	411,171	108,146
Acquisition of 012	*1,015	-	-

Goodwill, end of year	411,171	411,171	108,146

*	Additional payment to minority shareholder, see Note 3.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 8 – Other Assets, Net

Composition

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

ROU of international fiber optic cables	340,030	362,591	95,368
Licenses for telecommunication services	4,031	4,031	1,060
Other	3,532	5,563	1,463

	347,593	372,185	97,891
Less - accumulated amortization	52,001	80,578	21,193

	295,592	291,607	76,698

For the years ended December 2006, 2007 and 2008, the Company recorded NIS 9,141, NIS 25,522 and NIS 28,577 of amortization expenses on other assets, respectively.

The expected other assets amortization expense will be approximately NIS 29,000 for each of the next five years.

Note 9 – Short-Term Bank Credit

As of December 31, 2007 and 2008, the Company had authorized revolving lines of credit of NIS 68.5 million and NIS 78 million, respectively, that bear interest at a weighted average rate of 5.3% and 5.2%, respectively. As of December 31, 2008, the entire amount of the lines of credit were available (as of December 31, 2007, NIS 66.1 million was available).

The Company committed to the banks from which it received the above line of credit not to record a pledge or lien on any of its assets without the consent of the banks (negative pledge).

Note 10 – Debentures

A.	Issuance of debentures

During the period of March 2007 to May 2007, the Company issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli Consumer Price Index (“CPI”). The debentures bear annual interest at the rate of 4.75%.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 – Debentures (cont’d)

The debentures have the following terms:

—	The Company is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

—	The Company is prohibited from creating any liens on its assets of the Company without the prior approval of the general meeting of the debentures holders.

—	The Company will not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

—	The Company is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

—	The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

a.	The winding-up, dissolution or liquidation of the Company.
b.	Non-payment by the Company of the amounts required according to the terms of the debentures.
c.	A foreclosure is imposed on the Company’s principal assets.
d.	Breach of a material provision of the debentures.

As of the date of these financial statements the Company was in compliance with the financial covenants of the debentures.

B.	Debentures buyback program

On November 25, 2008, the Company’s Board of Directors announced that it had authorized the repurchase of up to NIS 100 million of the Company’s Series A debentures. As of December 31, 2008, the Company repurchased approximately NIS 16 million (US$4.2 million) of these debentures. These transactions generated a gain of approximately NIS 3.1 million (US$ 0.8 million), which has been recorded in financial income.

C.	Aggregate maturities are as follows:

December 31 2008
NIS

2009	54,979
2010	54,979
2011	54,979
2012	54,979
2013 and thereafter	219,914

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 – Loan from Parent Company

In 2007, the Company received a loan from IGLD. The loan bears annual interest at the prime rate as published by the Bank of Israel (4.0% at December 31, 2008). IGLD and the Company agreed that the due date would not be prior to October 1, 2008. As of December 31, 2008, the loan is payable upon IGLD’s demand. In addition, under the terms of the debentures the repayment of this loan is subject to the Company meeting certain financial covenants, see Note 10.

Balance outstanding as of December 31, 2007 and 2008 is as follows:

	2007	2008	Convenience translation into US Dollars (Note 2)
	NIS	NIS	US$

Loan from Parent Company	105,733	111,344	29,286

Note 12 – Accrued Severance Liability

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

The assets held for employee severance include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 2,705, NIS 4,153 and NIS 7,172, respectively.

Note 13 – Long-Term Obligations and Other Payables

Composition:

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Long-term finance arrangement
(US$ denominated) see Note 19B3	6,394	2,940	773
Accrued interest	20,458	-	-
Less: current maturities	(3,558)	(2,797)	(735)

	23,294	143	38

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 13 – Long-Term Obligations (cont’d)

Aggregate maturities as of December 31, 2008 are as follows:

		Convenience translation into US dollars (Note 2)
	NIS	US$

2009	2,797	735
2010	143	38

	2,940	773

Note 14 – Other Payables and Accrued Expenses

Consist of:

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Provision and accrued expenses	36,386	47,130	12,396
Employee and payroll accruals	20,046	17,580	4,624
Government authorities	4,394	3,826	1,006
Income tax payable	38,037	45,748	12,033
Derivatives financial instruments	828	1,055	278
Others	867	-	-

	100,558	115,339	30,337

Note 15 – Share Capital

All ordinary share and per share data included in these financial statements have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of shares discussed below.

In September 2007 and on October 10, 2007, the Company’s shareholders approved the following:

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

Note 15 – Share Capital (cont’d)

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

During November 2007, the Company consummated an initial public offering in which it sold 6,675,000 ordinary shares at a price of $12 per share. In December 2007, the underwriters exercised their over allotment option for the purchase of an additional 315,000 ordinary shares. Net proceeds to the Company from the IPO, including sale of the additional shares to the underwriters, net of commissions and expenses was $77,838.

Share buyback program

On December 30, 2008, the Company’s Board of Directors announced a share buyback program under which management is authorized to re-purchase up to $10 million of the Company’s ordinary shares.

As of December 31, 2008, no shares had been purchased.

2007 Equity Incentive Plan

In February 2008, the Company’s Board of Directors approved a share based incentive plan for its employees, directors and service providers. Under its equity incentive plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares. The total number of ordinary shares available for grant under the plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that the Company grants under the plan with a per share or unit purchase price lower than 100% of fair market value of its ordinary shares on the date of grant and by one share for each option that the Company grants under the plan.

Restricted shares, restricted share units and options granted under the equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If the Company terminates the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If the Company terminates the employment of an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 – Share Capital (cont’d)

At December 31, 2008, there were 1,150,000 ordinary shares available for future grants. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Since the Company’s shares did not have enough trading history at grant date, expected volatility was computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the Israeli treasury yield curve in effect at the time of grant.

2008

Valuation assumptions:
Expected dividend yield	0%
Expected volatility	52%
Expected term (years)	5
Risk-free interest rate	5.2%

Stock option activity during the periods indicated is as follows (in thousands except share and per share data):

	Number of of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
NIS

Balance at January 1, 2008	-	-
Granted	1,100,000	36.34
Exercised	-	-
Forfeited	-	-
Expired	-	-
Balance at December 31, 2008	1,100,000	36.34	6.25	-

Exercisable at December 31, 2008	-	-	-	-

The weighted average grant date fair value of options granted during the year 2008 was NIS 19,831.

At December 31, 2008, there was NIS 16,402 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.3 years. As of December 31, 2008, all options were expected to vest.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 – Fair Value Measurements

A.	Fair Value of financial instruments

The fair values of the financial instruments as of December 31, 2007 and 2008, represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available under the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, parent company receivable, related parties receivables, other current assets, short-term bank credit, accounts payable, loan from parent company, other current liabilities: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

Long-term receivables: The fair value is determined as the present value of future contractual cash flows discounted at an interest rate that reflects the risks inherent in those cash flows. The discount rates range from 2.4% to 3.0% and approximate rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. The difference between the carrying amounts and fair value is not material.

Marketable securities: Equity securities classified as available for sale are measured using quoted market prices at the reporting date multiplied by the quantity held. Debt securities classified as trading and available-for-sale are measured using quoted market prices multiplied by the quantity held.

Foreign currency forward contracts: The fair value of foreign currency forward contracts are based on quoted prices and market observable data of similar instruments.

Debentures: The Company’s debentures are listed for trade on the TASE. The fair value of the Company’s debentures is measured using quoted market prices of the debentures.

The estimated fair values of debentures with a carrying value materially different from their fair value, based on quoted market prices, and the related carrying amounts are as follows:

	December 31, 2007		December 31, 2008
	Book value	Fair value	Book value	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions

Debentures	455,954	452,540	480,786	434,606

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 – Fair Value Measurements (cont’d)

B.	Fair Value Hierarchy

The Company adopted FASB Statement 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
—	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
—	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

All investments in trading and available-for-sale marketable securities in the amount of NIS 228,762 are measured at fair value on a recurring basis using Level 1 inputs. Derivative financial instruments, in the amount of NIS 1,055 were measured using Level 2 inputs.

The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of Statement 157. All nonrecurring fair value measurements for 2008 involved nonfinancial assets and the Company will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Income Taxes

A.	Adjustments for inflation

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Israeli CPI. The Inflationary Adjustments Law was effective beginning in the 1985 tax year. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the Inflationary Adjustments Law is not in accordance with U.S. GAAP. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law is no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Furthermore, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to the Israeli CPI subsequent to the 2007 tax year, and the balances that have been linked to the Israeli CPI through the end of 2007 tax year will be used going forward.

B	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005” (“2005 Amendment”). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006, 2007 and 2008 the tax rate was 31%, 29% and 27%, respectively, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax at 25%. The current taxes and the deferred tax balances as of December 31, 2007 and 2008 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Income Taxes (cont’d)

C.	The income tax expense presented in the statements of operations are as follow:

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Current taxes	10,399	34,156	29,226	7,687
Deferred taxes	(84)	(11,129)	(7,052)	(1,855)

Income tax expense	10,315	23,027	22,174	5,832

D.	A reconciliation of the theoretical income tax expense computed on the income before income taxes at the statutory tax rate to the actual income tax expense is as follows:

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Income before income taxes
reported in the statement of
operations	8,283	62,919	70,656	18,583
Statutory tax rate	31%	29%	27%	27%

Theoretical income tax expense	2,568	18,247	19,077	5,017

Increase (decrease) in income tax
expense resulting from:
Permanent differences in respect of
losses on hedge transactions	5,000	-	-	-
Non-deductible expenses	278	956	316	83
Effect of change in tax rate	139	643	610	160
Change in valuation allowance	2,600	1,150	1,550	408
Inflationary adjustments and other
differences	(270)	2,031	(766)	(201)
Share-based compensation	-	-	926	244
Prior year income tax expenses	-	-	461	121

Income tax expense	10,315	23,027	22,174	5,832

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Income Taxes (cont’d)

E.	The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

			Convenience translation into US Dollars (Note2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Deferred tax assets:
Provision for employee benefits, net	5,781	5,525	1,453
Allowance for doubtful debts	5,028	4,955	1,303
Tax loss carryforwards	19,398	19,724	5,188
Property and equipment and other assets, net	4,245	3,389	892
Unrealized losses on marketable securities	-	7,260	1,909
Other	2,052	1,976	520

Total gross deferred tax assets	36,504	42,829	11,265

Valuation allowance	(4,750)	(6,300)	(1,657)

Net deferred tax assets	31,754	36,529	9,608

Deferred tax liabilities:
Intangible assets	51,385	44,226	11,632

Total gross deferred tax liabilities	51,385	44,226	11,632

Net deferred tax assets (liabilities)	(19,631)	(7,697)	(2,024)

All income before income taxes and related income tax expense are from Israeli sources.

As of December 2008, the Company has historical operating loss carryforwards for tax purposes of approximately NIS 52,620 and the Company’s subsidiary has operating loss carryforwards for tax purposes of approximately NIS 25,200. These operating loss carryforwards have no expiration date.

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

In assessing the need for a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance to fully offset the deferred tax assets of its subsidiary which incurred losses in the years ended December 31, 2008 and 2007.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Income Taxes (cont’d)

F.	Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007 and there was no material effect on the consolidated financial statements. As a result, the Company did not record any cumulative-effect adjustment related to adopting FIN 48.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	2007	2008	Convenience translation into US Dollars (Note 2)
	NIS	NIS	US$

Balance as of January 1,	7,600	-	-
Settlement	(5,000)
Reductions for prior year tax position	(2,600)	-	-
Increase related to prior year tax position	-	19,184	5,046
Increase related to current year tax position	-	17,861	4,698

Balance as of December 31,	-	37,045	9,744

The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company’s deferred tax liabilities.

The Company is unable to provide an estimate of the range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

Interest and penalties related to unrecognized tax benefits amounted to NIS 0 and NIS 1,427 in 2007 and 2008, respectively.

The Company and its subsidiary file income tax returns in Israel only. The Israeli tax returns of the Company and its subsidiary are open to examination by the Israeli tax authorities for the tax years beginning in 2004.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Related Parties

A.	Related party transactions and balances

The Company’s related parties include the Parent Company and its principal shareholders (holders of 10% and above of the Parent Company’s share capital), their subsidiaries and affiliates as well as affiliates of the Company.

The Company and the Parent Company and its subsidiaries are engaged in arms-length transactions with each other in the ordinary course of their respective businesses at regular commercial terms.

All related parties balances appear within the Due (to) from related parties balances and the Parent Company receivables and payables.

The Company conducts arms-length transactions with additional related parties other than the Parent Company and its subsidiaries, as detailed below.

(a)	Sale of communication services to related parties.

(b)	Purchase of office equipment for both self use and promotion and purchase cellular mobile phones from related parties.

(c)	Advertising through related parties.

(d)	Fees with respect of investment services.

B.	Balances due to related parties in the balance sheets as follows:

			Convenience translation into US Dollars (Note2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Current Assets
Parent Company receivables	6,553	-	-

Related parties receivables	2,161	-	-

Current liabilities
Loan from parent company	105,733	111,344	29,286

Parent company payable	1,103	1,410	371

Related parties payables	-	2,228	586

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Related Parties (cont’d)

C.	Related party transactions were reflected in the statements of operations as follows:

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Selling and marketing expense	3,721	1,164	248	65

Financing expense	-	5,093	5,610	1,476

D.	In June 2008, the Company acquired the international communication agreements of UUNET from IGLD for the consideration of NIS 3,035. The acquisition was approved by the Company’s Board of Directors. The transaction was accounted under the guidance of Staff Accounting Bulletin 5G, “Transfers of Nonmonetary Assets by Promoters or Shareholders”. Assets acquired were recorded at IGLD’s historical cost basis determined under U.S. GAAP, which was zero. The consideration paid by the Company was recorded against additional paid-in capital as a capital contribution from a controlling shareholder.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Commitments and Contingencies

A.	Contingent liabilities

1.	On January 2, 2005, a claim was submitted against 012 Ltd. and three other companies regarding infringement of Israeli Patent No. 76993 of November 10, 1985, unjust enrichment, breach of statutory duties and conversion (the “2005 Claim”). The plaintiffs’ demands include payment of amounts of income generated from exploitation of the Patent, payment of reasonable royalties for exploitation of the Patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the telecommunications systems allegedly infringing the patent (the “Third Party Defendants”), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (the “Third Party Proceedings”). The plaintiffs have also initiated similar proceedings against other telecommunication companies in other countries, including the United Kingdom and the United States. Some telecommunication companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’corresponding English patent is invalid on the grounds of obviousness and excluded matter. On May 20 2009, the Court of Appeals dismissed the appeal of the decision in the Chancery Division, Patents Court and affirmed the lower court decision based on obviousness. The District Court scheduled a pre-trial hearing for July 12 2009, and the parties have agreed that all preliminary proceedings (e.g. discovery requests and interrogatories) will be completed no later than the pre-trial date. One of the Third Party Defendants in the Third Party Proceedings is Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel Israel”). In a separate proceeding, on January 19, 2009, the District Court of Tel Aviv issued an ex parte order according to which all legal proceedings to which Nortel Israel is a party, including the abovementioned Third Party Proceedings, are stayed. Such stay of proceeding was extended several times and is currently in force until August 30, 2009 and a hearing in this matter is scheduled for that date. On February 25, 2009, the Company and another defendant in the 2005 Claim, filed a motion with the Court requesting that it allow the Company and the other applicant to continue the Third Party Proceedings against Nortel Israel. On March 10, 2009, Nortel Israel’s trustees submitted their response. On March 19, 2009, the Company submitted its reply. On March 22, 2009, the Court ordered the receiver in this matter to submit its position to the Court before any decision on this matter is rendered. Such response is due on June 17, 2009. The Company included in its consolidated financial statements a provision for the 2005 Claim which, according to management’s estimation, is sufficient to cover any possible losses from the 2005 Claim.

2.	During 2002, the Israeli Ministry of Communications (the “Ministry of Communications) requested from 012 payment of royalties on its income from telephone calling cards for the years 1997 – 2000 in the amount of approximately NIS 4.5 million. The Company rejected the request. During 2006, the Ministry of Communications forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request. In November 2006, 012 forwarded to the Ministry of Communications a legal opinion (the “Opinion”) rejecting the request and arguing that 012 is entitled to the repayment of excess royalties paid in the same period. On April 17, 2008, the Company sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry of Communications responded to the letter and informed the Company that its demand regarding the alleged debt remains. In its response the Ministry of Communications stated that it has conducted several discussions on the subject and it will inform the Company as to its position shortly.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

2.	(cont’d)

Representatives of the Ministry of Communications and the Company met during July 2008 in order to discuss this dispute. Following this meeting the representatives of the Company were asked to draft suggestions for the settlement of this dispute and these were sent to the Ministry of Communications in September 2008. Since then, the Ministry of Communications has not responded to the Company’s suggestions. The Company provided a provision for this request in its consolidated financial statements. According to management’s estimation, the provision is sufficient to cover any losses that may arise from the request.

3.	In 2003, Bezeq, The Israel Telecommunications Co. Ltd (‘Bezeq”), requested a collection commissions from the Company at the rate of 5.72% of its gross income from card-operated public telephones “the card-operated telephones”, for the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004, Bezeq unilaterally set off this amount from the amounts accruing to the Company.

On January 4, 2006 the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

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

On July 28, 2008 the Supreme Court conducted a hearing on Bezeq’s appeal stating that a hearing on Bezeq’s administrative petition should only take place after the Supreme Court issues a decision on the appeal. On March 16, 2009 the Supreme Court published its decision denying Bezeq’s appeal and awarding expenses to the Company.

Following the Supreme Court ruling, the Company was approached by Bezeq seeking a settlement which might result in a gain in the future. In compliance with FASB Statement 5, “Accounting for Contingencies”, no gain was recognized as a settlement was not reached during the year ended December 31, 2008.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

4.	In February 2008, a motion to certify a class action was filed with various District Courts in Israel against several international telephony companies including, 012, with respect to prepaid calling card services. The plaintiffs allege that: (i) the defendants unlawfully charged consumers in excess of the tariffs published by them, (ii) the prepaid calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, (iii) the defendants deduct from the prepaid calling card the time spent when a user unsuccessfully attempts to make a call utilizing the card, (iv) the defendants calculate and collect payment not by units of round minutes indicated, (v) the defendants provide misleading information about the number of “units” on the card, and (vi) the defendants formed a cartel that arranged and raised the prices of calling cards. Management believes that 012 has good defenses against certification of the suit as a class action. In the event the lawsuit is certified as a class action, the total amount claimed against 012 is NIS 226.4 million ($59.5 million). At this preliminary stage 012 is unable to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

In April 2008, a motion to certify a class action was filed with various District Courts in Israel against NetVision 013 Barak and 012 with respect to its provision of prepaid calling card services. The action alleges that the defendants improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. The lawsuit does not specify an allocation of the claim amount between the defendants. Management believes that 012 has good defenses against certification of the suit as a class action. In the event the suit is certified as a class action, the estimated amount claimed from both defendants is NIS 200 million ($52.6 million). At this preliminary stage 012 is unable to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

In November 2008, a motion to certify a class action was filed against the Company. The action alleges that the Company unlawfully raised the monthly tariffs of its Internet services. The total amount of the claim is NIS 81 million. At this stage the Company is unable to estimate what potential liability or costs, if any, may be incurred in connection with this petition.

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

Note 19 – Commitments and Contingencies (cont’d)

B.	Commitments

1.	Royalties commitment

The Company has been granted various licenses from the Ministry of Communications for the provision of international telecommunication services for 20 years until December 2025. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

In December 2005, the Company was granted a license for the provision of stationary domestic telecommunication services. The license was granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the license for one or more successive periods of ten years. During 2006, 012 commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services using voice over broadband (“VoB”) technology.

According to the license terms, the Company is obligated to pay royalties to the State of Israel at the rate of 2% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1% in 2010.

The Company provided the State of Israel with an unconditional bank guarantee of NIS 28.2 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

2.	Under the terms of the licenses the Company must maintain minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($ 4.7-5.9 million).

3.	Rights of Use (ROU) and lease agreements

a.	The Company has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. The Company is obligated to pay ROU charges for each new international line ordered in respect of each circuit in 36 monthly installments. As of the balance sheet date, the Company has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 48.8 million during 2009-2015. As of December 31, 2007 and 2008, the balance of the long-term arrangements amounted to NIS 6,394 and NIS 2,940, respectively.

012 also entered into agreements with a service provider for the purchase of indefeasible ROUs for international fiber optic lines until the year 2017 including an extension option of five years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

3.	Rights of Use (ROU) and lease agreements (cont’d)

The anticipated annual payments for the active ROU as of December 31, 2008 are:

		Convenience translation into US Dollars (Note 2)
	NIS	US$

2009	44,402	11,679
2010	40,968	10,775
2011	32,029	8,424
2012	26,723	7,029
2013 and thereafter	14,922	3,925

	159,044	41,832

In addition, under the terms of the ROU agreements the Company is committed to pay annual maintenance fees during the usage period of a total of approximately NIS 24.5 million per year. All payments under the ROU agreements are linked to the US dollar.

b.	The Company has entered into various noncancellable operating lease agreements for premises. The Company provided a bank guarantee of NIS 2.1 million in respect of certain lease agreements.

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, as of December 31, 2008 are as follows:

		Convenience translation into US Dollars (Note 2)
	NIS	US$

2009	15,733	4,138
2010	14,777	3,887
2011	12,490	3,285
2012	5,963	1,569
2013 and thereafter	12,183	3,204

	61,146	16,083

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

4.	Effect of new legislation and standards

Bezeq pays the Company interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying interconnect fees because the Company uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay interconnect fees to the Company for calls originated from Bezeq fixed-lines to the Company’s lines at the same tariff that the Company pays Bezeq, this determination will be reviewed by the Ministry of Communications and there is no certainty that the Ministry of Communications will affirm its determination that Bezeq should continue to pay the Company interconnect fees at the current rates, or at all.

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

5.	Other commitments

a.	The Board of Directors resolved to indemnify the directors and officers of the Company for damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

b.	As at December 31, 2008, the Company has commitments of NIS 3,915 primarily covering purchases and maintenance of network equipment.

C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, the Company provided bank guarantees to other parties in the aggregate amount of NIS 1,159 as of December 31, 2008.

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management. The Company operates within two segments: broadband and traditional voice services.

Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, server hosting and a WIFI network of hotspots across Israel.

Traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

The majority of the Company’s property and equipment is utilized by both segments and therefore is not allocated between these segments.

Management evaluates each segment’s performance based upon revenue and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenue and gross profit are presented below.

Year ended December 31, 2008

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	548,979	557,224	1,106,203

Gross profit	240,355	112,432	352,787

Selling and marketing			162,274
General and administrative			55,913
Impairment and other charges			6,705

Operating income			127,895

Financial income			7,640
Financial expenses			64,879

			57,239

Income before income taxes			70,656

Goodwill attributed to the segment	297,040	114,131	411,171

Depreciation and amortization	73,482	38,241	111,723

012 Smile.Communications Ltd.

Notes to the Combined and Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Segment Reporting (cont’d)

Year ended December 31, 2007

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	478,703	624,185	1,102,888

Gross profit	212,384	128,299	340,683

Selling and marketing			157,304
General and administrative			57,984
Impairment and other charges			10,433

Operating income			114,962

Financial income			4,694
Financial expenses			56,737

			52,043
Income before income taxes			62,919

Goodwill attributed to the segment	297,040	114,131	411,171

Depreciation and amortization	77,266	33,715	110,981

Year ended December 31, 2006

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	183,096	159,990	343,086

Gross profit	90,577	27,944	118,521

Selling and marketing			59,864
General and administrative			22,921
Operating income			10,187

			25,549
Financial income			1,829
Financial expenses			19,095

			17,266
Income before income taxes			8,283

Goodwill attributed to the segment	296,307	113,849	410,156

Depreciation and amortization	17,894	3,539	21,433

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

Dated: June 24, 2009