Form 20-F
period 2009-12-31
B COMMUNICATIONS LTD
filed 2010-06-30
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .................

Commission file number: 001-33773

B COMMUNICATIONS LTD.
(formerly 012 SMILE.COMMUNICATIONS LTD.)
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of principal executive offices)

Doron Turgeman, CFO, +972-3-9240000 (phone), +972-3-9399832 (fax)
2 Dov Friedman Street, Ramat Gan 52503, Israel
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share 25,340,770 shares
(as of December 31, 2009)

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Yes ☐   No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No 333-150173.

INTRODUCTION

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq The Israel Telecommunications Corp., Ltd. (TASE:BZEQ), or Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.75 billion).  On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers a total of 13 directors.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in our 2010 second quarter earnings release.

Prior to January 2010, we offered a wide range of broadband and traditional voice services in Israel, which we refer to in this annual report as the legacy Communications Business.  As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal-American Israel Corporation (NASDAQ: AMPL), or Ampal, for NIS 1.2 billion (approximately $318 million).  The sale of our legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

We changed our name from 012 Smile.Communications Ltd. to B Communications on March 16, 2010 in connection with our acquisition of the controlling interest Bezeq.  Since our initial public offering in October 2007, our ordinary shares have been listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange (symbol: BCOM).

As used in this annual report, the terms “we,” “us” and “our” mean B Communications Ltd. and its subsidiaries, unless otherwise indicated.  As used in this annual report, “Internet Gold” means “Internet Gold - Golden Lines Ltd,” “Eurocom Communications” means “Eurocom Communications Ltd,” “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or "YES" (the trade name for DBS) means DBS Satellite Service (1998) Ltd.

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP.  Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB.  Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008.  Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS.  Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and are translated into U.S. dollars at the representative rate of exchange at December 31, 2009 (NIS 3.775 = $1.00).  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

We have filed a trademark application in Israel for “B Communications.”  All other registered trademarks appearing in this annual report are owned by their holders.

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

i

TABLE OF CONTENTS
Page

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	3
	C. Reasons for the Offer and Use of Proceeds	3
	D. Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	13
	A. History and Development of the Company	13
	B. Business Overview	16
	C. Organizational Structure	23
	D. Property, Plants and Equipment	23
ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
	A. Operating Results	24
	B. Liquidity and Capital Resources	32
	C. Research and Development, Patents and Licenses	37
	D. Trend Information	37
	E. Off-Balance Sheet Arrangements	45
	F. Tabular Disclosure of Contractual Obligations	45
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	45
	A. Directors and Senior Management	45
	B. Compensation	47
	C. Board Practices	47
	D. Employees	54
	E. Share Ownership	55
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
	A. Major Shareholders	56
	B. Related Party Transactions	57
	C. Interests of Experts and Counsel	62
ITEM 8.	FINANCIAL INFORMATION	62
	A. Consolidated Statements and Other Financial Information	62
	B. Significant Changes	69
ITEM 9.	THE OFFER AND LISTING	69
	A. Offer and Listing Details	69
	B. Plan of Distribution	70
	C. Markets	70
	D. Selling Shareholders	70
	E. Dilution	70
	F. Expense of the Issue	70
ITEM 10.	ADDITIONAL INFORMATION	70
	A Share Capital	70
	B. Memorandum and Articles of Association	70
	C. Material Contracts	74
	D. Exchange Controls	75
	E. Taxation	75
	F. Dividends and Paying Agents	81
	G. Statement by Experts	81
	H. Documents on Display	81
	I. Subsidiary Information	81
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	81

ii

iii

PART I

ITEM 1.                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.           Selected Financial Data

For the years ended December 31, 2008 and 2009, we have prepared our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Until December 31, 2008, our consolidated financial statements were prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP.  We have therefore restated our consolidated financial information at and for the year ended December 31, 2008, in accordance with IFRS 1, on “First Time Adoption of IFRS”, and financial information set forth in this annual report for the year ended December 31, 2008, may differ from information previously published.  A description of the main differences between U.S. GAAP and IFRS is set forth in Note 29 to our consolidated financial statements.

As a first-time adopter of IFRS effective as of January 1, 2009, we have followed the specific prescriptions described in IFRS 1.  The options selected for the purpose of the transition to IFRS are described in the Notes to our consolidated financial statements.  Impacts of the transition on the statements of financial position at January 1, 2008, the profit and loss for the year ended December 31, 2008, and the statements of financial position at December 31, 2008, are presented and commented upon in Note 29 to our consolidated financial statements.

The tables below at and for the years ended December 31, 2008 and 2009, set forth selected consolidated financial data under IFRS.  The selected financial information is derived from our consolidated financial statements, which have been audited by our independent registered public accountants in Israel and a member firm of KPMG International.  The audited consolidated financial statements at and for the years ended December 31, 2008 and 2009 appear in this annual report.

IFRS
Consolidated Statement of Income Data:
	Year Ended December 31,
	2008	2009	2009
	(NIS in thousands, except share and per share data)		(US$ in thousands, except share and per share data)
Revenues	1,106,203	1,173,094	310,753
Depreciation and amortization	112,027	97,367	25,793
Salaries	161,556	157,876	41,821
General and operating expenses	693,773	748,915	198,388
Other operating expenses	6,705	2,448	648
Operating income	132,142	166,488	44,103
Finance expense	65,083	48,800	12,927
Finance income	(8,039)	(84,827)	(22,470)
Income before income tax	75,098	202,515	53,646
Income tax	22,333	55,215	14,626
Net income for the year	52,765	147,300	39,020
Basic and diluted earnings per share	2.08	5.81	1.54

IFRS
Statements of Financial Position
	As at December 31,
	2008	2009	2009
	(NIS in thousands)		(US$ in thousands)
Cash and cash equivalents	60,652	939,668	248,919
Total assets	1,581,041	2,409,515	638,282
Total current liabilities	477,104	1,146,178	303,623
Non current liabilities	384,430	342,180	90,644

The tables below at and for the years ended December 31, 2005, 2006 and 2007, set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements at and for the years ending on such dates.

U.S. GAAP
Statement of Operations Data:
	Year Ended December 31,
	2005	2006	2007
	(NIS in thousands, except share and per share data)
Revenues	244,376	343,086	1,102,888
Cost of revenues	136,856	224,565	762,205
Selling and marketing	60,595	59,864	157,304
General and administrative	22,859	22,921	57,984
Impairment and other charges	-	10,187	10,433
Operating income	24,066	25,549	114,962
Financial income (expenses), net	(5,342)	(17,266)	(52,043)
Income before income taxes	18,724	8,283	62,919
Income tax expense	6,972	10,315	23,027
Net income (loss)	11,752	(2,032)	39,892
Basic and diluted earnings (loss) per share	0.64	(0.11)	2.05
Weighted average number of ordinary shares used in calculation of basic and diluted earnings (loss) per share	18,370,000	18,370,000	19,493,329

U.S. GAAP
Statements of Financial Position Data:
	As at December 31,
	2005	2006	2007
	(NIS in thousands)
Cash and cash equivalents	-	37,987	229,895
Total assets	223,420	1,371,562	1,554,036
Total short-term debt	35,587	343,136	111,698
Total long-term loans (net of current maturities)	10,171	2,871	440,296

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

Period	Average	High	Low	At Period End
Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802
Year ended December 31, 2009	3.923	4.256	3.690	3.775
_________________

Period	High	Low
December 2009	3.815	3.772
January 2010	3.765	3.667
February 2010	3.796	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.870	3.730

On June 28, 2010, the representative rate of exchange was NIS 3.888 = $1.00 as published by the Bank of Israel.

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

Risks Related to the Business of Bezeq

Bezeq’s competition from other telecommunications providers, and potential changes in the competitive environment and communications technologies, could adversely affect its business and our results of operations.

Competition in domestic landline services in Israel is intensifying.  Furthermore, we view the cellular telephony market as a market which, to a large extent, is an alternative to the fixed-line domestic telephony market.  The companies that currently compete with Bezeq or that are likely to compete with it in the future enjoy much greater business flexibility than Bezeq, including an ability to cooperate with subsidiaries and associates and to market joint service bundles with them.  The ability of Bezeq’s competitor HOT Telecom, or HOT, a partnership of the cable companies, to market service bundles (broadband Internet, telephony and cable television) with tariff flexibility, compared with the current restrictions on our ability to do so, harms Bezeq’s ability to compete.

In addition, the cellular market in Israel is highly saturated and characterized by strong competition, and is subject to technological and regulatory developments.  Bezeq’s operations in the cellular market, through its subsidiary, Pelephone, face fierce competition from the other cellular operators, Partner Communications Company Ltd. (a company controlled by Scailex Corporation Ltd.), or Partner, Cellcom Israel Ltd., a subsidiary of the IDB group, or Cellcom, and MIRS Communications Ltd., or MIRS, which has increased the size of the market and subscribers, but has caused an erosion of prices.  There is a trend to legislate and impose standards on cellular operations relating to the environment, increased competition, tariffs, product liability and the methods used for repairing products, which regulations could make it harder to construct cellular sites, impairing network quality, and increase the costs of services and marketing.  Due to the intense competition in the cellular market, we may not be able to roll those costs in full onto consumers, which could erode our profits in the sector.  Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on our ability to plan our cellular business activity.

The competition in the cellular and land-line markets has increased as a result of the introduction of number portability and we expect it to further increase upon implementation of the Ministry of Communications’ policy to encourage the entry of mobile virtual network operators into the cellular market.

Additionally, in the field of television broadcasts, in which Bezeq operates through DBS, which is characterized by a very high penetration rate and very strong competition, Bezeq is required to constantly invest in recruiting and retaining customers; and dealing with high transfer rates of customers between DBS and HOT and abandonment by costumers who view broadcast via the Internet and digital terrestrial television.  The offer of a bundle of services containing multi-channel television, Internet and telephony, which are not offered in this format by DBS, as well as HOT’s high penetration rates for video on demand, or VOD, services also increase HOT’s ability to compete against DBS.  DBS’s inability to offer VOD services in competition with HOT also harms DBS’s ability to compete.

Telecommunications is a field characterized by frequent technological changes and a short economic life span for new technologies.  These trends mean a constant lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technology and networks owned, which may cause Bezeq to incur impairment charges for investments which are still recorded on its statements of financial position.

Competition in the voice, cellular and Internet services markets in Israel is intensifying.  The main characteristic of market competition in 2009 was the merging of communication groups and offering of comprehensive services and products.  Four main groups operate in the communications market in Israel today: the Bezeq group, the IDB group, the Partner group and the HOT group.  There are four competitors in the international long distance voice services market in Israel, Bezeq International, 013 NetVision Ltd. (a member of the IDB group), or 013 NetVision, 012 Smile Telecom Ltd., or 012 Smile Telecom, and Xfone Ltd., or Xfone.  In the ISP market there are a number of competitors, including Bezeq International, 012 Smile Telecom, 013 NetVision and Partner, and two minor niche players, and Bezeq believes that HOT is preparing to enter this market.  In the cellular services market in Israel there are four competing companies: Cellcom, Partner, Pelephone and MIRS.  Pelephone faces fierce competition from such other cellular operators and such competition has resulted in an increase in the size of the market, the addition of new subscribers and an erosion of prices.

Bezeq operates in a highly regulated telecommunications market which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

Bezeq operates in a highly regulated industry in Israel, which limits its flexibility in managing its business, mainly with respect to the land-line market.  Bezeq is subject to government supervision and regulation relating to, among other things, licensing for activity, determining permitted areas of activity, determining tariffs, operation, competition, environment, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and prohibition to terminate or restrict its services (which may force Bezeq to provide services even when not economically feasible or against its interests).  This supervision and regulation at times lead to the intervention of the State of Israel.  Bezeq’s business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities.  Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations

Bezeq may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq, mainly with respect to its cellular operations through Pelephone, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006, which regulates the emission of electromagnetic radiation from broadcast facilities.  Bezeq is currently working to obtain permits to set up and operate its various broadcasting installations; however, the policies maintained by the various relevant entities and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations and the regularity of the services using the infrastructure.  As a result, Bezeq’s revenues from these services could be adversely affected.

In addition, the establishment and operation of cellular antennas are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies.

The foregoing may impair the quality and capacity of Bezeq’s existing network and the deployment of the new network.

Actual and alleged health risks related to cellular network sites and mobile telecommunication devices could have a material adverse effect on our business, operations and financial condition.

Cellular network sites, handsets and accessories are known to be sources of non-ionizing radiation emissions.  Bezeq takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environment Protection (levels adopted in accordance with international standards).  However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on our business and could result in a reduction in the use of cellular services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Bezeq deposited with the planning authorities pursuant to the Planning and Building Law.  Bezeq’s third-party liability policy does not currently cover electromagnetic radiation.

Bezeq’s tariffs for its services are subject to government control, which harms its ability to compete and results in an erosion of its tariffs, which adversely affects its business.

Bezeq’s tariffs for its services are subject to government control.  Some of these tariffs are stipulated in regulations and regulations also stipulate a formula for updating tariffs.  Bezeq is restricted in its ability to give discounts on its principal services and to offer differential tariffs.  Further, alternative service packages, which should provide an immediate alternative to the regular tariffs, are currently subject to an extended approval process, which often renders the alternative service package option moot.  The foregoing factors harm Bezeq’s ability to compete and results in an erosion of its tariffs, which adversely impacts its business.

On February 14, 2010, the Ministries of Communications and Finance announced the appointment of a committee that will consider a new tariff arrangement for Bezeq, including determining new tariffs relating to the provision of services in the wholesale market for fixed-line communications (including resale and the provision of access to infrastructure) and call completion tariffs in the fixed-line networks.  In accordance with the committee’s appointment terms, any arrangement for regulated tariffs must also include a mechanism for updating the regulated tariffs.  On May 4, 2010, Pelephone received notice from the Minister of Communications that he is considering reducing mobile fees for call completion and text messages completion commencing August 1, 2010, with a further gradual reduction in such rates.  On June 24, 2010 Pelephone filed its response to this proposal.  The foregoing measures may result in erosion in revenue, which would adversely affect Bezeq’s business.

Bezeq is subject to restrictions on intercompany relations with affiliated companies, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for fixed-line communication services received from the Minister of Communications obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors.  Separation is required between the managements of Bezeq and such other companies, as is separation between the financial and marketing systems, assets and employees, which causes high administration overheads.  Bezeq is also subject to limitations with respect to the offering of joint service bundles with those companies, which adversely impacts its business, particularly in light of the recent entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Bezeq’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Bezeq’s systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events.  Any of these events could expose Bezeq to a material risk of loss or litigation. While Bezeq currently has partially redundant systems, its does not have full redundancy, or alternative providers of hosting services.

Bezeq is currently deploying its new generation network, which to a large extent will replace its traditional networks. The set-up of a new network based on advanced technology involves operational and business risks, such as damaging the continuity and quality of the services provided to Bezeq’s customers, which could adversely impact its business.

Bezeq’s operations in the cellular market are exposed to losses in the event of malfunctions in the terminal equipment that it sells, including various property risks and liabilities.  Bezeq’s cellular information systems are networked throughout the country through designated communications lines and via the Internet, and its cellular business is highly dependent upon these systems.  Wide-scale malicious harm or malfunction might adversely affect Bezeq’s cellular business and financial results.  Also, Bezeq’s cellular communications network is deployed around the country through network core sites and antenna sites and it cellular business is totally dependent upon these systems. Damage caused by natural or other disasters, war or damage to the switching farm and/or servers used by Bezeq for its core cellular activities could have an adverse effect on its business and results of operations.  Bezeq’s cellular business uses two frequency ranges: 850 MHz and 2100 MHz.  These frequencies are exposed to interruptions and could impair service quality of the networks that it operates.

Bezeq’s operations and business may be adversely impacted by strikes or work stoppages and other labor related disputes.

As part of its preparations for the intensifying competition in the market sector and for greater efficiency of its operations, Bezeq is continuing to formulate plans for organizational changes and a further reduction in its headcount.  The implementation of these plans involves coordination with Bezeq’s employees and substantial costs, including the costs of early retirement in amounts exceeding existing agreements.  The implementation of these plans has caused labor unrest, which could harm Bezeq’s regular business.

In connection with the sale by Ap.Sb.Ar. Holdings Ltd. of the controlling interest in Bezeq to us, the employees of Bezeq demanded additional compensation a new collective bargaining agreement.  On March 25, 2010, Bezeq received a strike notice from the labor union that represents Bezeq’s employees.  On May 2, 2010, the labor union announced that it will begin to initiate limited work stoppages.  If Bezeq’s employees were to engage in a strike, work stoppage, or other slowdown, Bezeq could experience a significant disruption of its operations or higher ongoing labor costs, either of which could have a material adverse effect on its results of operations and financial condition.  Additionally, a new collective bargaining agreement could significantly increase Bezeq’s costs for wages and other benefits, which could have a material adverse impact on its results of operations, financial condition, and liquidity.

Bezeq and its subsidiaries are parties to legal proceedings, which could result in them being ordered to pay significant sums.

Bezeq and its subsidiaries are parties legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated.  Class action claims can reach large amounts, as virtually all residents of Israel are consumers of Bezeq’s services and a claim that relates to a minor loss for a single consumer can become a material claim for Bezeq if it is certified as a class action applicable to all consumers or a significant portion of them.  In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve Bezeq as a party to such proceedings.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology, which imposes a heavy financial burden on Bezeq.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology.  The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost.  The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position.  Bezeq’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments.  If Bezeq is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide.  Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage.  In addition, Bezeq’s exposure to inflation changes in Israel is high.  Bezeq’s also has exposure to market risk for changes in interest rates relating primarily to its borrowings.

Bezeq collects payments from part of its costumers in foreign currency, primarily U.S. dollars.  In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currency, primarily U.S. dollars.  Changes in the exchange rates of the currencies in which Bezeq operates, primarily the New Israeli Shekel against the U.S. dollar, could have an adverse effect on Bezeq’s cash flow and profitability.

Market and financial stability and the strength of the economy in Israel and worldwide have recently been subject to great volatility and led to a global economic slowdown.  Although global economic conditions have begun to stabilize or improve, if the local market continues to be weak or weakens further, Bezeq’s business results could be harmed and its revenues may decline.

Risks Related to Our Company

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

To facilitate the funding of our acquisition of the controlling interest in Bezeq, we entered into two financing agreements under which we received loans in a total principal amount of NIS 5.1 billion (approximately $1.35 billion).  The financing agreements include certain financial covenants, including, among other things, the requirement that Bezeq maintain certain minimum shareholders equity and minimum ratio of shareholders’ equity.  In addition, our wholly-owned subsidiary that directly holds the Bezeq interest must maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.  The Bezeq shares we acquired and all of such subsidiary’s other rights and assets (except additional shares of Bezeq that it might acquire in the future) have been pledged to the lenders as security under the loan agreement.  In addition, we have pledged to the lenders the entire equity we hold in the subsidiary we established to acquire the Bezeq shares and the debt owed by such subsidiary.  Our ability to repay our debt may be affected by Bezeq’s distribution policy and the amount of dividends we receive from Bezeq. If we are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets.  We may be unable to obtain financing or sell assets on satisfactory terms, or at all.  For more information regarding our debt instruments and our indebtedness, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

If we, Internet Gold or any other member of the Eurocom group subject to the control permit for the acquisition of the controlling interest in Bezeq fails to comply with such permit or other regulatory provisions relating to the control of Bezeq, the control permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, our indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, our wholly-owned subsidiary that directly owns such subsidiary and other members of the Eurocom group were granted a permit to control Bezeq, pursuant to the Communications Law and Communications Order.  The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2.  In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order.  The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and Internet Gold.  If we, Internet Gold or any other member of the Eurocom group subject to the control permit fails to comply with the terms of the control permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

If we do not maintain control of Bezeq we may be deemed to be an “investment company” under the Investment Company Act of 1940, which could have a material adverse effect on our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer’s total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than, among other things, securities issued by companies which are controlled primarily by such issuer.  Primary control is presumed if the issuer owns over 25% of the controlled company’s voting securities and the issuer has control greater than that of any other person.  Accordingly, so long as we maintain control of Bezeq, we will not be deemed an investment company.

If we were to no longer maintain the control of Bezeq, we could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company.  An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the Securities and Exchange Commission for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States.  The Securities and Exchange Commission may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with certain affiliates, reporting, record keeping, voting, proxy and disclosure requirements, and meeting these requirements would be costly, if at all possible.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

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

Beginning in the 2010 second quarter, we began consolidating Bezeq’s financials results into our financial statements following our acquisition of the controlling interest in Bezeq.  Effective for the year ended December 31, 2011, our management report on internal control over financial reporting must include our assessment with respect to Bezeq’s internal control over financial reporting.  Prior to our acquisition of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act.  We may in the future identify a material weakness in Bezeq’s internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Relationship with Internet Gold and Eurocom Communications Ltd.

Because Internet Gold and Eurocom Communications control substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of all shareholder votes.

Internet Gold owned approximately 76.62% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 77.99% of our outstanding ordinary shares, as of June 30, 2010.  Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

For as long as Internet Gold has a controlling interest in our company, it, Eurocom Communications and Mr. Elovitch indirectly, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent, Eurocom Communications and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors, within the meaning of Israeli law), prevent an acquisition or any other change in control of us.  Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders.  See Item 10B. “Additional Information - Memorandum and Articles of Association” and Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

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

Conflicts of interest may arise between Internet Gold, Eurocom Communications and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between Internet Gold, Eurocom Communications and us could arise include, but are not limited to, the following:

●
Cross officerships, directorships and share ownership. The ownership interests of our directors in the ordinary shares of Internet Gold could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies.  For example, these decisions could relate to the nature, quality and cost of services rendered to us by Internet Gold and Eurocom Communications, disagreements over the desirability of a potential acquisition opportunity or employee retention or recruiting.  In addition, Internet Gold may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

●
Intercompany transactions. From time to time, Internet Gold, Eurocom Communications or other companies within the Eurocom group may enter into transactions with us or our subsidiaries or other affiliates.  Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decline in the future.

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	quarterly variations in our operating results, which beginning in the 2010 second quarter include the operations of Bezeq;

●	global economic conditions;

●	price movements in the market price of Bezeq’s ordinary shares;

●	operating results that vary from the expectations of securities analysts and investors;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	regulatory changes that impact pricing of services and competition in Bezeq’s markets;

●	changes in market valuations of other communications companies;

●	announcements of technological innovations or new services by Bezeq or its competitors;

●	announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	changes in the status of Bezeq’s intellectual property rights;

●	announcements by third parties of significant claims or proceedings against us or Bezeq;

●	additions or departures of key personnel;

●	future sales of our ordinary shares; and

●	stock market price and volume fluctuations.

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

We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy.  Our indirect wholly-owned subsidiary, B Communications (SP2) Ltd., or SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq.  You should not rely on an investment in our company if you require dividend income from your investments.

We may in the future be classified as a passive foreign investment company, which will subject our U.S. investors to adverse tax rules.

There is a risk that we may be treated in the future as a “passive foreign investment company.”  Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares may cause a reduction in the value of such shares.  A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property; and cash is considered to be an asset that produces passive income.  If we are classified in the future as a passive foreign investment company for U.S. federal income tax purposes, highly complex rules would apply to U.S. shareholders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Risks Related to the Operations of Bezeq and our Company in Israel

Bezeq conducts its operations in Israel and its business focuses on the Israeli audience, therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

We and Bezeq are incorporated and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel.  As a result, the political, economic and military conditions affecting Israel directly influence Bezeq and us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on Bezeq’s business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring countries may have a material adverse effect on Bezeq’s business, financial condition and results of operations.

Many of Bezeq’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Bezeq’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service.  Any disruption in Bezeq’s operations could adversely affect its business.

Bezeq may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of Bezeq’s network, including the use of the network by the Israeli security forces.  In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces.  These actions could adversely affect Bezeq’s business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies and in the consumer price index in Israel.

We report our financial results in NIS.  Bezeq receives payments in NIS for most of its sales.  As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition.  In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of our NIS expenses increase to the extent of the difference between the rates.  A significant disparity of this kind may have a material adverse effect on our operating results.

From time to time, we engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our statements of financial position and we measure those instruments at fair value.  However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation.  For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures.  These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, as the principal amount of, and interest that we pay on, our Series B Debentures are linked to the Israeli consumer price index, any increase in the Israeli consumer price index will increase our financial expenses and could adversely affect our results.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Provisions of Israeli law, the licenses of Bezeq and our articles of association may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Following our acquisition of the controlling interest in Bezeq, we and our shareholders are required to comply with the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997, or the Communications Order, and regulations promulgated by the Ministry of Communications.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications in order to acquire the controlling interest in Bezeq.  Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those under Delaware law.

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

We were incorporated under the laws of the State of Israel in 1999 as “Gold E Ltd.”  In 2000, we changed our name to Goldtrade Electronic Trading Ltd., and in 2006, we changed our name to Smile.Communications Ltd.  In 2007, we changed our name to 012 Smile.Communications Ltd. following our acquisition of 012 Golden Lines Ltd., or 012 Golden Lines.  On March 16, 2010, we changed our name to B Communications Ltd. in connection with our acquisition of the controlling interest in Bezeq.

We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under such law and associated legislation. Our principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel, and our telephone number is +972-3-9240000.  Our website address is www.bcommunications.co.il.  The information on our website is not incorporated by reference into this annual report.

Prior to our October 2007 initial public offering in the United States, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, whose shares are included in the TASE-75 Index.  Internet Gold owned approximately 76.62% of our ordinary shares as of June 30, 2010.  Eurocom Communications owned 77.99% of Internet Gold’s outstanding shares as of June 30, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Our Legacy Communications Business

Prior to January 2010, we were a communication services provider in Israel that provided a wide range of broadband and traditional voice services, which we refer to in this annual report as the legacy Communications Business.  Our controlling shareholder, Internet Gold began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004.  As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines.

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications).

As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal-American Israel Corporation (NASDAQ: AMPL), or Ampal, for NIS 1.2 billion (approximately $318 million).  The sale of our legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

In connection with the sale of our legacy Communications Business, substantially all of our executive officers and employees as of the closing of the transaction were hired by Ampal.  Effective as of the closing of the sale, Mr. Eli Holtzman (the Chief Executive Officer of Internet Gold) was appointed as our new Chief Executive Officer and Mr. Doron Turgeman (the Deputy Chief Executive Officer and Chief Financial Officer of Internet Gold) was appointed as our Chief Financial Officer.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of NIS approximately 6.5 billion (approximately $1.72 billion) and became the controlling shareholder of Bezeq.  The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary.  The transaction was completed after all conditions in the agreement were met, including receipt of the approval of the Prime Minister of Israel and the Israeli Minister of Communications (including the grant of control permits) and the Israeli Antitrust Commissioner.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers a total of 13 directors.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in our 2010 second quarter earnings release.

Bezeq, which was established as a government company in 1980, became a public company in 1990 and its shares are traded on the TASE.

Bezeq is the principal provider of communications services in Israel.  Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services).

Bezeq has the following four principal areas of operation, which are reported as business segments in its consolidated financial statements:

●
Bezeq – domestic fixed-line communications.  This segment primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

●
Pelephone – cellular telephone.  Cellular mobile telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

●
Bezeq International– Internet, international communications and network endpoint, or NEP, services.  Internet service provider, or ISP, services, international communications services and NEP services.  Bezeq International owns 44.99% of Walla! Communications Ltd., or Walla!, an Israeli company whose shares are listed on the TASE that provides portal services and Internet media services.  Bezeq owns an additional 9,902,467 shares of Walla! that are held in a blind trust and Bezeq has no voting rights with respect to such shares.

●	YES - multi-channel television. Multi-channel digital television broadcasts to subscribers over satellite and provision of value-added services to subscribers.

Permit to Control Bezeq Granted to Members of the Eurocom Group

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, our indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, our wholly-owned subsidiary that directly owns such subsidiary and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order.  On April 13, 2010, the control permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit.  Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

According to the Companies’ Control Permit, the parties must hold not less than 30% of any type of means of control of Bezeq and SP2.  Our subsidiary which owns the Bezeq shares is deemed to hold the Bezeq shares directly notwithstanding that the Bezeq interest is recorded in the name of a trust company wholly-owned by Bank Hapoalim, which was granted a lien over the Bezeq shares held by SP2 as a security for the repayment of the NIS 4.6 billion (approximately $1.24 billion) loan provided by Bank Hapoalim and other banking and financial institutions, referred to as the Lending Parties, for the funding of acquisition of the Bezeq interest.

In accordance with the Companies’ Control Permit, our subsidiary which holds the Bezeq shares is required to notify the Prime Minister of Israel and Israeli Minister of Communications of any changes in the composition of its board of directors every six months and if the change represents half or more of the members of the board of directors, within 30 days of the change.  The parties to the Companies’ Control Permit are also required to notify such Ministers of any “Exceptional Holdings” immediately upon becoming aware of such event.  Such parties are also required to notify such Ministers in the event a shareholder becomes a “Principal Shareholder” and regarding any change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change.  The terms “Exceptional Holdings” and “Principal Shareholder” are defined in the Communications Order and in our Articles of Association and are described below in Item 10B “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Exceptional Holdings; Principal Shareholders.”

The parties to the Companies’ Control Permit may not transfer means of the control in Bezeq at a rate which requires the approval of the Prime Minister of Israel and Israeli Minister of Communications under the Communications Order, without such Ministers prior written approval.  The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Companies’ Control Permit or the parties to the Individuals’ Control Permit.  However, the parties may transfer the means of control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Companies’ Control Permit.

The Lending Parties undertook to comply with the provisions of the Communications Law, Communications Order and the lien permit granted to them relating to their rights under the credit agreement entered into among SP2 and the Lending Parties and the realization of the lien.  The rights granted to the Lending Parties are deemed to be an encumbrance of collateral and the Lending Parties may not exercise rights pursuant to the means of control except as set forth in the lien permit.  The lien permit was granted exclusively to the Lending Parties and any change in the composition of the Lending Parties or a modification of the credit agreement entered into among SP2 and the Lending Parties requires the prior written consent of the Prime Minister of Israel and Israeli Minister of Communications.  The appointment of a receiver, on any grounds whatsoever, with respect to the holdings in SP2 or SP2’s holdings in Bezeq, will constitute grounds for canceling the lien permit.  The violation of the lien permit by the Lending Parties will constitute grounds for canceling such permit and for the appointment of a receiver and trustee, in accordance with the terms of such permit.

According to the Companies’ Control Permit, SP2 must at all times be held by an “Israeli Party,” as defined in the Communications Order, to the following extent:

(i)           At least 19% of each of the means of control of SP2 must be held by an Israeli Party at all times; or

(ii)           Both of the following:

●	At least 19% of the rights to vote at the general meeting of shareholders of SP2 and the rights to appoint directors of SP2 must be held by an Israeli Party at all times; and

●
The right to appoint at least one-fifth of the directors in Bezeq and Bezeq’s subsidiaries and not less than one director in each such company will be held by an Israeli Party at all times, provided that the percentage of the Israeli Party’s direct or indirect shareholdings in Bezeq is not less than 3% of any of the means of control of Bezeq.  Indirect shareholdings will be calculated as the product of the Israeli Party’s lowest rate of holdings in each of the means of control in SP2, multiplied by the percentage of the holdings of the parties to the control permit in each of the means of control in Bezeq.

The Prime Minister of Israel and Israeli Minister of Communications have determined that we and Internet Gold are deemed to be “Israeli Parties,” so long as we and Internet Gold are controlled by a citizen and resident of Israel and that the ownership interest of Messrs. Shaul Elovitch and Yossef Elovitch in each of us and Internet Gold does not fall below 50%.  In accordance with such approval, we and Internet Gold may only transfer our holdings in Bezeq to an Israeli Entity, subject to all approvals required by law.

The parties to the Companies’ Control Permit may not be controlled by any country or government company or a company controlled by a government company.  The Companies’ Control Permit will terminate if the foregoing condition ceases to exist with respect to any such party without the approval of the Prime Minister of Israel and Israeli Minister of Communications.  Such Ministers may authorize a government company to hold an interest in any such party, provided that the government company’s aggregate direct or indirect holdings in Bezeq do not exceed 5% of any type of means of control of Bezeq and that it does not control such party.

In the event the Prime Minister of Israel and Israeli Minister of Communications find that the information they were provided is incorrect, that there has been a material change in the details provided by the parties to the Companies’ Control Permit which justifies its cancellation or such parties failed to submit a required report, and such Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, such Ministers may take action to cancel the Companies’ Control Permit.  Upon its cancellation, all the shareholdings purchased under the Companies’ Control Permit will be deemed “Exceptional Holdings,” as described above.

The Companies’ Control Permit also authorizes an interested party in Internet Gold and our company that is not a party to the Companies’ Control Permit or the Individuals’ Control Permit to hold means of control in Bezeq, provided that such interested party does not hold more than 15% of any type of means of control of Internet Gold and our company.  The foregoing authorization is subject to the condition (among others) that the percentage of holdings of the parties to the Companies’ Control Permit in Internet Gold, of Internet Gold’s holdings in our company and of Eurocom Communications’ holdings in Internet Gold exceed 50% of the means of control in each of such companies at all times.  We and Internet Gold are required to notify the Prime Minister of Israel and Israeli Minister of Communications of the shareholdings of any such interested party.

The provisions of the Companies’ Control Permit are subject to the terms of the Communications Order and Communications Law, as they may be amended from time to time.

B.           Business Overview

Since April 14, 2010, we have been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.  For detailed information about Bezeq’s business, see Bezeq’s Periodic Report for 2009, prepared in accordance with Israeli Securities Regulation (Periodic and Immediate Reports), 5730-1970, which report is available on Bezeq’s website at http://ir.bezeq.co.il.  The information on Bezeq’s website is not incorporated by reference into this annual report.

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

The communications industry around the world and in Israel has developed rapidly.  The technology and corporate structure and regulations governing the communications industry have undergone and continue to be subject to constant changes. A number of communications groups operate in the Israeli communications market on the basis of marketing cooperation between a number of companies and/or common holdings for the supply of comprehensive communications services, thus utilizing the marketing and operational advantages inherent in such a structure.

Regulatory Changes in the Israeli Communications Industry

The Israeli communications industry is regulated and controlled by the Israeli Ministry of Communications, including by means of issuance of licenses for operators.  During recent years, the Ministry of Communications has issued licenses to a limited number of operators for data transmission and communication, broadband Internet access and telephony (including licenses for the provision of domestic landline communication services with no obligation to provide universal, nationwide service, as compared to Bezeq, which is obliged to provide its domestic landline communication services on universal basis), and there is intense competition is these areas.

The Gronau Committee

On March 12, 2008, a report was published by a public committee headed by Professor Gronau that was appointed by the Minister of Communications in December 2006 to formulate detailed recommendations for a policy and principles of competition in the communication market in Israel, referred to as the Gronau Committee.  On August 13, 2008, the Minister of Communications announced his decision to adopt the conclusions of the Gronau Committee, subject to a number of changes, which constitute the policy of the Minister of Communications for the near future.

The following measures were advanced by the Ministry of Communications, aimed at enhancing competition in the sector, in part following a decision made by the government and the recommendations of the Gronau Committee:

●
Changes in the fixed-line sector. The Minister of Communications decided that the Ministry of Communications will prepare the regulatory and pricing infrastructure for the establishment of a wholesale market for fixed-line communications (including resale and the provision of access to infrastructure), including arrangements for local loop unbundling, or LLU.

●
Tariff flexibility for Bezeq – alternative service packages.  To improve the efficiency of the approval process for alternative payment packages, the Minister of Communications decided to change the system for their approval so that Bezeq would be able to offer packages 45 days after submitting a detailed application to the Ministry of Communications, unless the Minister of Communications or the Minister of Finance gives notice of his objection to the application.  The Minister adopted the recommendations of the Gronau Committee that so long as Bezeq’s market share is more than 60%, the control of Bezeq’s tariffs should continue in the format of fixed prices and with respect to alternative payment packages, the smaller Bezeq’s share in landline telephony in Israel, the higher the maximum discount permitted (a 15% discount so long as the market share is higher than 85%; 25% discount when the market share is between 75% and 85%; and 40% discount when the market share is between 60% and 75%).  The alternative payment package will be approved only if it is worthwhile for at least 30% of the subscribers who consume the services offered in the package.

●
Mobile virtual network operators.  In January 2009, the Israeli Government’s decided to take actions to promote the entry of mobile virtual network operators, or MVNOs, into Israel’s cellular market and on January 20, 2010, the Minister of Communications signed regulations allowing the grant of MVNO licenses.

●
Multi-channel television – basic channel package.  Under a proposed amendment to the Communications Law, as of August 1, 2012, DBS and HOT will be obligated (i) to allow any subscriber to connect to a package which includes Israel’s five non-cable television channels, referred to as the Basic Package, the payment for which will be calculated based on subscriber connection costs plus reasonable profit for DBS and HOT; (ii) to allow any subscriber to separately purchase any other channel offered by them and not to make the purchase of one channel conditional upon the purchase of another channel; (iii) to set a price for the Basic Package based on usage cost plus reasonable profit.  In addition, under the proposed amendment, DBS and HOT will be authorized to broadcast commercials commencing January 1, 2012.  The Broadcast Council will determine rules regarding the maximum time during which commercials may be broadcast and on which channels which will be in effect for a period of three years.

●
Structural separation.  Under its current general license, Bezeq is required to maintain full structural separation between itself and those subsidiaries and affiliates specified in the license.  Bezeq is also required to maintain separate operations from those of Pelephone due to the determination of the Antitrust Commissioner.  The HOT group’s licenses also required them to maintain structural separations.  The Granau Committee’s recommendation, as adopted by the Ministry of Communications, determines to leave in place Bezeq’s structural separation so long as only two companies own fixed-line infrastructure that is deployed nationwide.  Furthermore, should the Minister find, within two years following the establishment of the wholesale market for fixed communications (including resale and the provision of access), that the manner in which Bezeq established the wholesale market prevents greater competition in the domestic communications market, then he will act to apply structural separation between Bezeq’s infrastructure operations and service operations.

●
Service Packages.  The Granau Committee recommended that Bezeq and its subsidiaries be allowed to offer service packages consisting of telephony and Internet protocol, or IP, television services once the wholesale market arrangements, as described above, have been implemented.

During May and June 2010, a few amendments to the licenses of Bezeq and its subsidiaries were issued regarding the provision of breakable bundled service packages (in which there is no requirement that each service in the package can also be purchased separately on the same terms as provided in the service package).  At this preliminary stage, Bezeq and its subsidiaries are examining these new amendments and cannot estimate the impact of such amendments on their operations and results.

Structural changes in the data transmission and communications sector.

The data transmission and communications sector, particularly at high speeds, was opened to competition at the end of 2000.  The companies that currently operate and compete in this area are Bezeq, Cellcom, Partner, HOT, and the Internet companies that also lease ISP infrastructure.

HOT started to provide telephony services on a commercial basis in November 2004.  The Ministry of Communications granted HOT a license in 2000 for the provision of broadband Internet access services to ISPs, which was subsequently replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet providers in nationwide deployment.  On June 4, 2009, the Ministry of Communications announced an amendment to the license of HOT requiring structural separation between HOT’s multi-channel television services and telephony services.

The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure.

Since 2005, the Ministry of Communications has granted several general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligations.  In April 2006, Cellcom was granted a special general license to provide landline telecommunication services and has been offering these services since July 2006.  Cellcom’s entry into the domestic landline telephony market enables it to offer its customers a complete basket of solutions that includes domestic telephony, data communications and cellular.  In February 2007, 012 Smile Telecom started to provide voice over broadband, or VoB, services in Israel and was the first company to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers.  Partner was granted a special license for providing data transmission and communication services on August 15, 2006.  During the winter of 2008, Partner began to provide VoB telephony services.

Regulatory changes in the cellular market.

The measures set forth below were adopted by the Ministry of Communications, aimed at enhancing competition in the cellular market, in part following a decision made by the Israeli Government and the recommendations of the Gronau Committee.

In March 2008, the Ministry of Communications published a public hearing document concerning the policy for regulating commercial telephony services.  Commercial telephony services include, among other things, information, voice and visual services, entertainment and dating services.  Bezeq believes that the regulations if adopted as proposed may harm Bezeq’s revenues in the commercial telephony services sector.  As of the date of this annual report, the Ministry of Communications has not determined its final policy on this subject.

In November 2009, the Ministry of Communications, following the Israeli Government’s decision to review roaming cellular tariffs, approached the cellular operators and requested detailed data concerning roaming cellular tariffs.  As of the date of this annual report, Bezeq is not aware of any decisions having been made in this matter.

In August 2009, the Ministry of Communications published a request to receive the public’s position on the regulation of the provision of broadband services over a cellular network.  As part of the hearing, the Ministry of Communications wishes to examine the possibility of requiring a separation between the provider of access to broadband infrastructure and the ISP.  Bezeq submitted its position that it objects to the proposal and presented its position to the Ministry of Communications at a hearing in December 2009.  As of the date of this annual report, there have been no further developments.

In February 2010, an amendment to Bezeq’s cellular licenses was issued, which provides that as of August 1, 2010, a new tariff structure will take effect for international calls made from mobile telephones.  Under the new tariff structure, a subscriber will not pay the cellular operator for the air-time for the international call made from a mobile telephone, but rather the subscriber will pay a tariff consisting of the international operator’s price to be determined by the international operator and a cellular connection fee, as determined by the regulations governing cellular connection fees.  Bezeq expects that the new tariff structure will adversely affect its revenues from international calls made from cellular telephones.

During March 2010, the Israeli Ministry of Communications published for public comment proposed changes to the cellular license with respect to several consumer services and cellular tariffs.  If the changes are adopted, among other things, Bezeq would be required to obtain the permission of customers for the use of various content services and it would also be required to inform customers via text message when they have used 75% and 90% of a package of services.  Bezeq believes that such changes, if adopted, would likely have substantive consequences on its business and operations.  Bezeq is currently preparing its responses to the proposed changes and intends to request a meeting with representatives from the Ministry of Communications to discuss the issues.

On May 4, 2010, Bezeq was notified by the Minister of Communications that he is considering amending the existing regulations governing mobile connection fees in a manner that would reduce cellular connection rates for call and text messages commencing August 1, 2010, to NIS 0.0414 and to NIS 0.0019 (excluding VAT), respectively.  In addition, the Ministry of Communications is considering further gradual reductions in the cellular connection fees for calls and text messages.  Bezeq is currently unable to assess the full impact of the proposed amendment; however, it believes that if the proposed amendment is adopted and implemented in full, it would have a material adverse effect on its business results.

Domestic Landline Operators

On June 3, 2004, new Israeli regulations were published regarding the provision of domestic landline services, on a non-universal service basis.  Under such regulations, an application may be filed by competitors of Bezeq for a special general domestic to provide landline services, which does not involve an obligation to provide services to the entire Israeli public, as is required under Bezeq’s general license.  012 Smile Telecom (now owned by Ampal), or 012 Smile, Cellcom and Partner, the principal competitors of Bezeq in this field, have all been granted such licenses and in 2009 they increased their activity in the area.  Unlike Bezeq, Partner, Cellcom and 012 Smile are entitled to offer packages that combine cellular and landline services, which gives them a competitive advantage over Bezeq.

Mobile Virtual Network Operators

Pursuant to the Israeli Government’s decision to encourage the entry of MVNOs into Israel’s cellular market, in January 2009, the Ministry of Communications published for the general public’s comments the draft of the proposed MVNO license, as well as the key rules of the Communications Law which the Minister of Communications intends to adopt in order to regulate the conditions for granting MVNO licenses.

In July 2009, an amendment to the Israeli Communications Law was approved requiring the Minister of Communications to complete all procedures required in order to commence the grant of MVNO licenses by October 1, 2009.  Under the amendment, if the owner of an MVNO license holds negotiations with a cellular operator and such negotiations are not successful after 6-9 months due to anti-competitive behavior of the cellular operator, the Minister of Communications shall intervene in the commercial conditions in accordance with the powers granted to him by law.  In January 2010, regulations regulating the conditions to qualify for an MNVO license were published.  In June 2010, the first MVNO license was issued to Telecom 365 Ltd., an Israeli company owned by New Hamashbir Lazarchan Ltd.

VoB (Voice Over Broadband) Technology

According to a policy document published by the Ministry of Communications on January 31, 2007, Bezeq and its subsidiaries may provide VoB services only after Bezeq’s market share of the Israeli domestic landline telephony market in a particular customer sector (business or private) falls below 85%.  According to a notice of the Ministry of Communications, Bezeq’s market share fell below 85% in the private sector in June 2008 and in the business sector in September 2009.  On February 8, 2009, the Ministry of Communications granted Bezeq International’s subsidiary, B I P Telecom. Ltd., a special general operator’s license to provide domestic VoB services.  On August 2, 2009, Bezeq International began providing domestic VoB services to its private customers.  On December 30, 2009, the foregoing license was amended to permit Bezeq International to provide the services to its business customers~~.~~

Call completion tariffs for a VoB operator are the same as those for calls completed via Bezeq’s fixed-line telecommunications network or another domestic landline operator.  Call completion tariffs for domestic landline operators are expected to be reviewed by a public committee that will be appointed to draft recommendations for the landline telephony market.

WiMAX Technology

On March 1, 2009, the Ministry of Communications published its policy regarding the allocation of frequencies for WiMAX technology and establishing a broadband wireless access network using the WiMAX technology.  WiMAX is a technology that aims to provide wireless data over long distances, in a variety of different methods, from point to point links to full mobile type access.  According to the policy document, WiMAX frequencies will be allocated in two separate tenders for different frequencies.  The first tender will allocate frequencies exclusively to a new operator and other operators will be entitled to participate in the second tender, including existing cellular operators.  To date, neither of these tenders has been published.

Competition in the Israeli Communications Market

The Israeli communications market is dominated by four main groups, the Bezeq group, the IDB group (which controls Cellcom and 013 NetVision), the Partner group and the HOT group and several other players, each having interests in one or more of the main communications sub-sectors.

The Ministry of Communications has encouraged competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

●
an obligation to maintain complete structural separation among Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

●	supervision and regulation of part of Bezeq’s tariffs; and

●
an obligation to provide “access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting Bezeq’s subsidiaries advantageous terms when providing such services.

The Ministry of Communications has also supported competition by:

●	separating infrastructure and service providers;

●	granting new licenses and encouraging new and innovative technologies such as VoB; and

●	mandating number portability.

Domestic Landline Communications Market.  For the year ended December 31, 2009, NIS 5.0 billion ($1.3 billion) of Bezeq’s total revenues were attributable to revenues from domestic fixed-line communications.  Competition in the domestic landline communications market began when HOT was granted a general license for the provision of domestic fixed-line telephony services in November 2003.  Unlike Bezeq, HOT is entitled to offer bundles to its private customers and offers packages of broadband Internet access, telephony and cable television to private customers.  On March 22, 2010, the Ministry of Communications published a hearing for HOT regarding the marketing of such packages, including determining that the maximum commitment period will be 18 months for all of the services in the package.  This limitation would also apply to similar joint packages offered by Bezeq if they are permitted.

Since 2004, the Minister of Communications has been authorized to grant special general licenses for the provision of domestic landline communication services, without an obligation to provide universal service or an obligation for minimal geographic deployment as is required under Bezeq’s general license.  Such licenses were granted to a number of operators, among them 012 Smile, Cellcom and Partner.

Cellular services.  There are four companies presently providing cellular services in Israel: Cellcom, Partner, Pelephone (a wholly-owned subsidiary of Bezeq) and MIRS.  For the year ended December 31, 2009, NIS 5.1 billion ($1.4 billion) of Bezeq’s total revenues were attributable to revenues from cellular services.

International Long Distance Market.  The international long distance market in Israel is also highly competitive.  There are currently four competitors in the market: Bezeq International, 012 Smile, 013 NetVision and Xfone.

ISP Market.  There are a number of competitors in the ISP market in Israel including Bezeq International, 012 Smile, 013 NetVision, Partner and two minor niche players, and Bezeq believes that HOT is preparing to enter this market.

NEP services.  NEP services primarily include traditional telephone exchanges, data communications and IP telephony.  The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition, which has given rise to price erosion.  The most prominent competitors of Bezeq International, is this area are GlobeCall, Tadiran and Tel-Yad.  The data communications and IP telephony sector is characterized by the entry of IT companies entering into telephony.  These are companies such as Binat, IBM, Netcom and Teldor, which are substantially different from traditional NEP companies and are technologically sophisticated.  Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with total communications solutions, such as telephony, transmission, data communications, Internet, and information security.

For the year ended December 31, 2009, NIS 1.3 billion ($338 million) of Bezeq’s total revenues were attributable to revenues from international calls, ISP services and NEP services.

Multi-Channel Television Market.  The field of television broadcasting in Israel is highly regulated.  Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and Council for Cable TV and Satellite Broadcasting.  Multi-channel television broadcasts have been provided in Israel since the early 1990s.  Since December 2006, the cable companies operating at such time merged into a single merged cable company, HOT, which supplies cable television services to all of the subscribers of the merged cable companies pursuant to a long-term broadcast license.  HOT holds all of the rights in a limited partnership which owns the cable network infrastructure, including the terminal equipment and broadcasting centers.

Bezeq, through DBS, known also by its trade name YES, is currently the only company in Israel that operates in the satellite multi-channel television broadcasting sector.  DBS was founded on December 2, 1998 and has been providing this service since July 2000.  This service provides multi-channel encrypted digital television broadcasts and value-added services to subscribers.  Most of DBS’s income is derived from subscription fees and additional payments made by viewers.

Our Legacy Communications Business

Prior to the sale of our legacy Communications Business, we were a leading communication services provider in Israel offering a range of services, including broadband and traditional voice services.  Our broadband services included broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, primary rate interface services, IP Centrex, server hosting and a WiFi network of hotspots across Israel.  Our traditional voice services included outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.  We offered our broadband and traditional voice services to a wide audience, which included residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators.  We provided these services through our integrated multipurpose network that was deployed through points of presence throughout Israel and in England, Germany and the United States.  As of December 31, 2009, we had over one million customers registered in our database.

Broadband Services

As of December 31, 2009, we had over 500,000 active residential, business and carrier customers for our broadband services, including many of the largest companies in Israel.

Internet Access and Value-added Services

Prior to the sale of our legacy Communications Business, we were one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks.  We estimate that our market share of the broadband Internet access market as of December 31, 2009 was approximately 32%- 33% based on our broadband market analysis.  In addition to Internet access, we offered a diverse suite of value-added services that were incremental to our core Internet access service to residential and business customers, including wireless and wired home networking, e-mail and security services.

Specialized Data Services

Prior to the sale of our legacy Communications Business, we provided specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points.  Our fee structure for these services depended on three main factors: volume of capacity, distance and the type of technology used.

VoB Services

Prior to the sale of our legacy Communications Business, we offered VoB local telephony services.  We transmitted these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provided our service by using our customers’ existing broadband Internet connections.

Primary Rate Interface Services

From December 2005 and until the sale of our legacy Communications Business, we offered primary rate interface, or PRI, services to business customers  This service, which offered point-to-point PRI ISDN communications lines, was primarily used by large corporate customers.

IP-TRUNKING Services

From February 2007 and until the sale of our legacy Communications Business, we offered IP-TRUNKING services, which provide interconnections between service providers using session initiation protocol, or SIP, to business customers.  This service, which offered point-to-point IP communications lines, was offered to business users.

IP Centrex

From January 2005 and until the sale of our legacy Communications Business, we offered business customers an IP-based PBX, or telephone switching system, which connected to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offered VoIP and other IP-based services as well as connectivity to the regular telephone system.

Server Hosting and Co-location Services

Prior to the sale of our legacy Communications Business, we operated three server hosting facilities.  Many customers utilized our services to manage their web servers.  Clients were able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs.  We also offered co-location services to our business customers at our server hosting facilities.  As part of our co-location services, we housed the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons.

WiFi Network

Prior to the sale of our legacy Communications Business, we operated a comprehensive network of hotspots covering hotels, hospitals, airports and other public areas.  Many of the contracts that we entered into in connection with these services provided for revenue sharing arrangements.

Traditional Voice Services

Prior to the sale of our legacy Communications Business, we offered traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators.

Incoming and Outgoing International Telephony Services

Prior to the sale of our legacy Communications Business, we were one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with approximately 90 carriers.  As of December 31, 2009, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel.

Our outgoing international telephony services to our residential and business customers included direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services.  We sold pre-paid cards to our distributors, which we treated as business customers, for distribution in the residential market.  We offered our incoming international telephony services to international carriers, which included termination services for telephone calls originating outside of Israel.

Hubbing Services

Prior to the sale of our legacy Communications Business, we provided hubbing-traffic routing between approximately 90 network operators.  Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

Prior to the sale of our legacy Communications Business, we provided roaming and signaling services for cellular operators.  Signaling messages indicate a mobile user’s location while roaming within Israel through our signal transfer point or when traveling abroad.  We billed the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

Prior to the sale of our legacy Communications Business, we focused on presenting a “one-stop shop” solution to our residential and business customers by offering a diverse basket of solutions.  We sought to strengthen our brand awareness and to create a unified branding approach among our voice and data customers for our various service offerings.  We engaged in a variety of marketing and promotional activities to stimulate awareness of our broadband access services, traditional voice services and VoB telephony services.  We also actively promoted and cross-sold our services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty.  This marketing and communications strategy was executed through all levels of our business.

Customer Service and Support

Prior to the sale of our legacy Communications Business, customer service and support operations were supported by integrated customer relationship management and computer technology integration systems.  Our sales and customer service functions were carried out by separate service centers that responded to calls from residential and business customers.  We serviced our customer groups through dedicated multi-language call center personnel and multi-language technical support staff.

Network and Technology

Prior to the sale of our legacy Communications Business, we continuously worked on developing and enhancing our technology platform and infrastructure.  We invested heavily in our multipurpose network infrastructure, which had been specifically designed to transmit data using IP.  Our multi-purpose network supported broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services.  Our network configuration supported the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies.  In addition, we used our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

Competition

Prior to the sale of our legacy Communications Business, we faced competition in all segments of our operations.  In each segment, competition to a large extent depended on price and quality of service.  Some of our competitors had greater financial, technical and marketing resources than us.  Moreover, the services offered by our legacy Communications Business were subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which increased competition.

Government Regulation

The Israeli communications market is highly regulated and as a result, a significant part of our legacy Communication Business was regulated by the Israeli Communications Law, the regulations promulgated under the Israeli Communications Law and the provisions of our licenses.  The Ministry of Communications has the regulatory authority and broad discretionary powers under the Israeli Communication Law and licenses that we received in connection with our legacy Communication Business.

C.           Organizational Structure

Internet Gold owned approximately 76.62% of our outstanding ordinary shares, and Eurocom Communications beneficially owned approximately 77.99% of our outstanding shares, as of June 30, 2010.  Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the TASE.  Internet Gold is controlled by Eurocom Communications, which held 70.79% of its ordinary shares as of June 30, 2010.  Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.  Our interest in Bezeq is directly held by SP2, which is a wholly-owned subsidiary directly held by SP1, our wholly-owned subsidiary.  The following chart sets forth Bezeq’s shareholdings in its principal subsidiaries and affiliates:

Bezeq The Israel Telecommunications
Corp. Ltd.
Pelephone Communications Ltd.
D.B.S Satellite Services (1998) Ltd.
Bezeq International Ltd.
Bezeq On-Line Ltd.
Bezeq Gold (Holdings) Ltd.
Walla! Communications Ltd.
%100
44.99%*
%100
%100
%100
49.8%
*Bezeq International owns an additional 9,902,467 shares of Walla! that are being held in a blind trust and Bezeq has no voting rights with respect to such shares.

D.           Property, Plants and Equipment

Effective as of January 31, 2010, our corporate headquarters are located in a 30 square meter facility in Ramat Gan, which we lease from Eurocom Communications at a token rent. The lease is for a period of three years, which may be extended each year for an additional one year period at the parties consent.

Prior to the sale of our legacy Communications Business, our corporate headquarters were located in a 7,000 square meter leased facility in Petach Tikva, Israel.  The annual rent for the premises was NIS 5.5 million (approximately $1.5 million).  We also leased (i) an additional 1,300 square meters in Petach Tikva at an annual rent of NIS 1.1 million (approximately $291,000); (ii) an additional 4,700 square meters in Rishon Le’zion at an annual rent of NIS 2.9 million (approximately $768,000); (iii) an additional 800 square meters in Ramat-Gan at an annual rent of NIS 0.54 million (approximately $143,000); and (iv) an additional 1,500 square meters in Petach-Tikva at an annual rent of NIS 0.8 million (approximately $212,000).  All of the foregoing leases were assigned to Ampal in connection with the sale of our legacy Communications Business.

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

Overview

Adoption of IFRS

Effective as of January 1, 2009, we adopted IFRS as issued by the IASB, replacing the previous reporting standard which was U.S. GAAP.  Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB.  Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008.  Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS.  IFRS differs in certain respects from U.S. GAAP.  See Note 29 to our consolidated financial statements.

Our Legacy Communications Business

Prior to January 2010, we were a communications services provider in Israel and offered a wide range of broadband and traditional voice services.

Prior to our initial public offering on October 30, 2007, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the TASE, whose shares are included in the TASE-100 Index.  Internet Gold is controlled by Eurocom Communications, one of Israel’s major communications groups.  Internet Gold began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004.  As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the legacy Communications Business.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines.  We completed the execution of our integration plan with 012 Golden Lines in the second quarter of 2008.  In order to refinance a portion of a short-term debt that we incurred in connection with the acquisition, we issued an aggregate of NIS 425 million ($100 million) Series A Debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications).

As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal (NASDAQ: AMPL) for NIS 1.2 billion (approximately $317 million).  The sale of our legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

As a result of our decision to sell our legacy Communications Business, as of October 25, 2009 we classified our legacy Communications Business as “held-for-sale.”  This resulted in our classification of the assets and liabilities held-for-sale in our financial statements as follows:

Assets classified as held-for-sale:

	December 31, 2009	Convenience translation into U.S. dollars
	NIS	US $
Cash and cash equivalents	934	247
Trade and other receivable	225,118	59,634
Long-term trade receivable	6,260	1,658
Property and equipment	158,794	42,065
Intangible assets	631,145	167,191
Employee benefits	13,078	3,464
Deferred expenses	326,950	86,610
	1,362,279	360,869

Liabilities classified as held-for-sale:
	December 31, 2009	Convenience translation into U.S. dollars
	NIS	US $
Trade and other payables	233,593	61,879
Deferred income	4,094	1,085
Related parties payables	2,422	641
Current maturities of long-term liabilities	149	40
Deferred tax liabilities	30,136	7,983
	270,394	71,628

Acquisition of Controlling Interest in Bezeq

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion).  On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in our 2010 second quarter earnings release.

To facilitate the funding of our acquisition of the controlling interest in Bezeq, we entered into a series of long-term and short-term loans.  See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Revenues

Prior to the sale of our legacy Communications Business to Ampal, we earned revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers.  Our customers used our services on “as needed” basis or entered into monthly or longer term arrangements.  We billed our residential customers for our services on a monthly basis and were typically paid by credit card or bank debit order.  Business customers were also billed on a monthly basis, and we generally received payment in full within ten to 70 days of invoice.  We billed our cellular and carrier customers based on the number of minutes terminated or transferred by us, and the number of signaling messages sent and received.  Our revenues were directly affected by the total number of our residential and business customers, the volume of traffic from our cellular and carrier customers and the rates we charged for our service.

Broadband services revenues primarily consisted of monthly subscriptions for broadband access to the Internet.  We also earned revenues from offering a diverse suite of value-added services that were incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and virtual private network, or VPN, services.  We earned revenues for these services based either on fixed prices for the service or a negotiated fee.  We also provided specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points.  Our fee structure for these services depended on three main factors: capacity, distance and the type of technology used.  Most specialized data services are provided under one to two year contracts.

Revenues from traditional voice services were generated from payments based on the number of minutes the service was used by subscribers and the destination of the calls.  We also offered our traditional voice services in monthly packages.  As of December 31, 2009, we had approximately one million customers registered in our database, of which approximately 358,000 customers used our voice services and were billed by us in 2009.  In addition, we billed Israeli carriers for their customers’ use of our services, which in the year ended December 31, 2009, were generated from over 617,000 lines.  We provided termination services to approximately 90 international carriers for their calls originating outside of Israel.  We also provided hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

We sold our legacy Business Communications products to a large number of residential, business and carrier customers.  In the past three years, no customer accounted for more than 10.0% of our revenues.

Most of our revenues from our legacy Communications Business were denominated in NIS, and the remainder was principally denominated in U.S. dollars.

Following our acquisition of the controlling interest in Bezeq, our financial statements will reflect the revenues of Bezeq and its operating subsidiaries.  For the year ended December 31, 2009, Bezeq had total revenues of NIS 11.5 billion ($3.1 billion), of which NIS 5.0 billion ($1.3 billion) were attributable to domestic fixed-line communications, NIS 5.1 billion ($1.4 billion) were attributable to cellular services, NIS 1.3 billion ($338 million) were attributable to international calls and NIS 62 million ($16.4 million) were attributable to other revenues.

Significant Costs and Expenses

Depreciation and Amortization. Prior to the sale of our legacy Communications Business, our depreciation and amortization expenses primarily related to our legacy Communications Business network equipment and capacity.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.  Leased assets are depreciated over the shorter of the lease term and their useful lives.  We depreciate such assets based on the following annual percentages:

Network equipment and computers	15%-33%
Furniture and office equipment	7%-15%
Motor vehicles	15%
Leasehold improvements	shorter of the lease term or the useful lives of the asset (generally 10 years)

Depreciation methods, useful life and residual values are reviewed at each reporting date.

Amortization of other intangible assets is recognized in profit or loss on a straight-line basis (except customer relationships), over the estimated useful lives of the intangible assets from the date they are available for use.  Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of relationship. Goodwill and brand name assets having an indefinite useful life are not systematically amortized but are tested for impairment.

The estimated useful lives for the current and comparative periods are as follows:

Licenses	20 years
Subscribers acquisition costs	1-3 years
Customers relationship	8-10 years
Capitalized software costs	5 years

The estimates regarding the amortization method and useful life are reassessed at each reporting date and adjusted if appropriate.  We examine the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Salaries.  Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees, compensation and commissions paid to service providers and sales representatives, and share-based payments.  Salaries are net of costs associated with certain technical staff, which costs are capitalized and included in intangible assets.

General and Operating Expenses.  General and operating expenses relating to our legacy Communications Business consisted primarily of costs of network services, facilities costs, costs of connecting local telephone lines into points of presence, international termination costs, the use of third party networks and leased lines and other regional network operations centers, telecommunication services expenses related to traditional voice services, agreements with several international carriers, building maintenance, services and maintenance by sub-contractors, vehicle maintenance expenses, royalties to the State of Israel and collection fees.

Finance Expense.  Finance expense includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as from the decrease in market value of our marketable securities and from interest and Israeli consumer price index linkage differences charged on loans from banks and related parties and on our Series A Debentures.

Finance Income.  Finance income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and cash equivalents and short term investments in marketable securities.

Income Tax. Income tax expense is comprised of current and deferred tax.  Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

As of December 31, 2009, we had tax loss carryforwards in the amount of NIS 25.7 million ($6.8 million) compared to NIS 52.6 million as of December 31, 2008.  In addition, our former subsidiary, 012 Telecom Ltd., had tax loss carryforwards in the amount of NIS 27.8 million ($7.4 million) compared to NIS 25.2 million as of December 31, 2008.  The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards or tax credits before their expiration.  Deferred taxes in respect of losses carried forward and not yet utilized were not recognized in cases where future taxable income against which they can be utilized is not foreseen.  Under existing Israeli tax laws, there is no time limit on utilizing tax losses or on utilizing deductible temporary differences.  As a result, as of December 31, 2009, we did not record a deferred tax asset on the tax loss carryforwards of our company in the amount of NIS 12.9 million ($3.4 million).  As of December 31, 2008 and 2009, we did not record a deferred tax asset on the tax loss carryforwards of our former subsidiary, 012 Telecom Ltd., in the amount of NIS 25.2 million and NIS 27.8 million ($7.4 million), respectively.

Israeli companies were subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax rate was further reduced to 25% in 2010.  In July 2009, the Israeli Parliament (the Knesset) passed a tax reform act that provides for a gradual reduction in the corporate income tax rate as follows: in 2011 the tax rate will be reduced to 24.0%, in 2012 the tax rate will be reduced to 23.0%, in 2013 the tax rate will be reduced to 22.0%, in 2014 the tax rate will be reduced to 21.0%, in 2015 the tax rate will be reduced to 20.0%, and from 2016 onward the tax rate will be reduced to 18.0%.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in conformity with U.S. GAAP.  We have identified the policies below as critical to the understanding of our financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

Communication services revenue.  Revenue from our legacy broadband and data services was earned on a fixed monthly fee basis for the provision of services.  Our legacy broadband and data services included monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting.  These fees were recognized as services were provided.  We recorded payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband, as deferred income until such related services are provided. Our legacy Communications Business also offered value-added services including web faxing services, anti-spam and anti-virus protection. Generally, these enhanced features and data applications generated additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications.  Revenues from enhanced features and optional services were recognized when earned.

Our legacy Communications Business revenues from sales of equipment such as routers that were not contingent upon the delivery of additional products or services were recognized when products were delivered to and accepted by customers and all other revenue recognition criteria were met.  In revenue arrangements including more than one deliverable, the arrangement consideration was allocated to each deliverable based on the fair value of the individual element.  We determined the fair value of the individual elements based on prices at which the deliverable was regularly sold on a stand alone basis.

Property and equipment.  Property and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditure that is directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the cost of direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Depreciation.  Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.  Leased assets are depreciated over the shorter of the lease term and their useful lives.

Available-for-sale financial assets.  Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.  Our investments in equity securities and certain debt securities are classified as available-for-sale financial assets.  Subsequent to initial recognition, they are measured at fair value and changes to such assets, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Goodwill and brand name assets.  We acquired goodwill and brand name assets upon the acquisition of 012 Golden Lines on December 31, 2006.  For acquisitions prior to January 1, 2008 (the date of our transition to IFRS), goodwill and brand name assets represent their deemed costs, which represent the amounts recorded under previous U.S. GAAP.  Goodwill and brand name assets are measured at cost, less accumulated impairment losses.  Other intangible assets that are acquired by us and have infinite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Amortization.  Amortization is recognized in profit or loss on a straight-line basis (except customer relationships) over the estimated useful lives of the intangible assets other than goodwill and brand name assets from the date they are available for use.  Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of relationship.  We examine the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Provisions.  A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  When the value of time is material, the provision is measured at its present value.

Income tax.  Income tax expense is comprised of current and deferred tax.  Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

 Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share-based compensation.  Options granted to employees are measured using the Black-Sholes model.  The expected life used by the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.  The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Results of Operations

The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the years ended December 31, 2009 and 2008 (IFRS):
	Year ended December 31,
	2008		2009
Revenues:	NIS	%	NIS	%
Broadband	548,979	49.6	609,327	51.9
Traditional voice	557,224	50.4	563,767	48.1
Total revenues	1,106,203	100.0	1,173,094	100.0
Cost and expenses:
Depreciation and amortization	112,027	10.1	97,367	8.3
Salaries	161,556	14.6	157,876	13.5
General and operating expenses	693,773	62.7	748,915	63.8
Other operating expenses	6,705	0.7	2,448	0.2
Total cost and expenses	974,061	88.1	1,006,606	85.8
Operating income	132,142	11.9	166,488	14.2
Finance expense	65,083	5.9	48,800	4.1
Finance income	(8,039)	(0.8)	(84,827)	(7.2)
Income before income tax	75,098	6.8	202,515	17.3
Income tax	22,333	2.0	55,215	4.7
Net income for the year	52,765	4.8	147,300	12.6

Year Ended December 31, 2008 Compared with Year Ended December 31, 2009

Revenues.  Our revenues increased by 6% from NIS 1,106 million for the year ended December 31, 2008 to NIS 1,173 million ($311 million) for the year ended December 31, 2009.  The increase was primarily due to the growth in the broadband segment of our legacy Communications Business, including our local telephony services. We expect that our revenues will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Revenues from our legacy broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 52% of our total revenues for the year ended December 31, 2009, increased by 11% from NIS 549 million for the year ended December 31, 2008 to NIS 609 million ($161 million) for the year ended December 31, 2009.  The increase was primarily due to an increase in our local telephony services and the continued growth of our broadband customer base.

Traditional voice services revenues, which represented 48% of our total revenues for the year ended December 31, 2009 was NIS 564 million ($149 million), similar to NIS 557 million for the year ended December 31, 2008.

        Depreciation and Amortization.  We recorded depreciation and amortization expenses of NIS 97 million ($26 million) for the year ended December 31, 2009 compared to NIS 112 million for the year ended December 31, 2008, a decrease of approximately 13%.  The decrease was primarily due to the determination of our legacy Communication Business as “held for sale” in connection with the sale of such business which was completed effective as of January 1, 2010 and the cessation of depreciation and amortization from October 25, 2009.  We expect that our depreciation and amortization expenses will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Salaries.  Salaries remained substantially constant at NIS 158 million ($42 million) for the year ended December 31, 2009 compared to NIS 162 million for the year ended December 31, 2008.  We expect that salaries will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

General and operating expenses.  Our general and operating expenses increased by 8% from NIS 694 million for the year ended December 31, 2008 to NIS 749  million ($198 million) for the year ended December 31, 2009.  The increase was primarily due to the growth in revenues from the broadband segment of our legacy Communications Business, including our local telephony services.  We expect that our general and operating expenses will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Finance Expense.  Finance expense decreased by 25% from NIS 65 million for the year ended December 31, 2008 to NIS 49 million ($13 million) for the year ended December 31, 2009.  The decrease is primarily attributable to the increase in the market value of our marketable securities in 2009, for which we incurred losses in the 2008 period, and also to the profit from the sale of marketable securities in 2009 as compared to the losses from marketable securities that we incurred in the 2008 period.  We expect that our finance expense will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Finance Income. Finance income increased from NIS 8 million for the year ended December 31, 2008 to NIS 85 million ($22 million) for the year ended December 31, 2009.  The increase was primarily due to the increase in the market value of our marketable securities and also to the profit from the sale of marketable securities.  We expect that our finance income will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Income Tax.  Income tax expense increased from NIS 22 million for the year ended December 31, 2008 to NIS 55 million ($15 million) for the year ended December 31, 2009.  The increase is primarily attributable to the increase in our income from operations and also to the increase in finance income attributable to our marketable securities.  We expect that our income tax expenses will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Net Income.  Net income increased from NIS 53 million for the year ended December 31, 2008 to NIS 147 million ($39 million) for the year ended December 31, 2009.  The increase is primarily attributable to the increase in income from operations and also to the increased finance income attributable to our marketable securities and decreased finance expense in 2009 compared to 2008.  We expect that our net income will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Seasonality

Our legacy Communication Business experienced seasonal variations in the revenues and operating results of our traditional voice segment.  Historically, our legacy Communication Business generated more revenues and profit in the third quarter of the fiscal year, which we believe was the result of extensive use of international telephony and roaming and signaling services during the summer vacation season, mainly in outgoing minutes and roaming services.  Therefore, revenues from our traditional voice segment were generally higher in the third quarter, which in turn resulted in our revenues being consistent or slightly down in the fourth quarter.

Bezeq does not experience significant seasonality.  In general, Bezeq’s revenues from its cellular mobile phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel.  In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays.  For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Impact of Currency Fluctuations and Inflation

We reported our financial results in NIS with regard to payments received in NIS for most of our legacy operations sales, while a significant amount of our expenses were paid in U.S. dollars.  Therefore, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(11.2)	15.1

The depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, the appreciation of the NIS in relation to the U.S. dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar value of any unlinked NIS liabilities and expenses.

During the years 2008 and 2009, the NIS appreciated against the U.S. dollar, which resulted in a decrease in the NIS value of our U.S. dollar revenues and expenses.

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

For a discussion regarding Bezeq’s exposure to currency fluctuations and inflation, see Item 11 “Quantitative and Qualitative Disclosures About Market Risks.”

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2009 was 26% and it was reduced to 25% in 2010.  In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.  See Item 10E. “Additional Information - Taxation - Israel Tax Considerations.”

As of December 31, 2009, we had tax loss carryforwards in the amount of NIS 25.7 million ($6.8 million) compared to NIS 52.6 as of December 31, 2008.  In addition, our former subsidiary, 012 Telecom Ltd., had tax loss carryforwards in the amount of NIS 27.8 million ($7.4 million) compared to NIS 25.2 million as of December 31, 2008.  Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

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

Recently Issued Accounting Standards

In April 2009, the IASB adopted 15 amendments to various IFRS on a wide range of accounting issues. The amendments apply to periods beginning on or after January 1, 2010 and permit early adoption, subject to the specific conditions of each amendment.  The following amendments may be relevant to us and are expected to have an effect on our financial statements:

m
Amendment to IAS 39, Financial Instruments: Recognition and Measurement.  This amendment clarifies that the exemption for business combinations in IAS 39 is restricted to forward contracts between an acquirer and a seller with respect to the sale or acquisition of a controlled entity, in a business combination at a future acquisition date.  In addition, the term of the forward contract should not be longer than the period normally necessary for obtaining the approvals required for the transaction.  The amendment is to be applied prospectively to all unexpired contracts for annual periods beginning on or after January 1, 2010.  We are currently examining the effect that the amendment may have on our financial statements.

m
Amendment to IAS 36, Impairment of Assets.  In accordance with the amendment, for purposes of goodwill impairment testing the largest cash-generating unit to which goodwill should be allocated is the operating segment level as defined in IFRS 8 before applying the aggregation criteria in Paragraph 12 of IFRS 8.  The amendment is to be applied prospectively for annual periods beginning on or after January 1, 2010.  We are considering the implications of the standard and its impact, if any, on our company.

IFRS 9, Financial Instruments. This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets.  In accordance with IFRS 9, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.  In accordance with IFRS 9, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest.  All other financial assets are measured at fair value through profit or loss.  Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host.  Instead, the entire hybrid contract is assessed for classification using the principles above.  In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss.  Nevertheless, IFRS 9 allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date.  Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.  IFRS 9 removes financial liabilities from its scope.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in IFRS 9.  IFRS 9 is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard.  In particular, if an entity adopts IFRS 9 for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.  We expect IFRS 9 to impact the classification and measurement of financial assets, however the extent of the impact has not yet been determined.

B.           Liquidity and Capital Resources

From our inception in 1999 until our initial public offering in October 2007, we operated as a subsidiary of Internet Gold.  From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent from its financial resources.

During the period from March 2007 to May 2007, we issued a total of NIS 425 million of Series A Debentures.  The Series A Debentures were issued to repay the indebtedness we incurred in connection with the acquisition of 012 Golden Lines.  The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli consumer price index.  The Series A Debentures bear annual interest at the rate of 5.85%, which was decreased to an annual interest rate of 4.75% when they were listed for trading on the TASE following our dual listing on the TASE after our initial public offering.  The Series A Debentures allow us to issue additional Series A Debentures on the same terms, providing that such actions do not cause the credit rating of the Series A Debentures to fall below the rating existing prior to the issuance of the additional series.  We are prohibited from creating any liens on our assets without the prior approval of a majority of the holders of the Series A Debentures.  We are entitled to make an early redemption of the Series A Debentures, in whole or in part, in the last two weeks of each quarter upon payment of the higher of the principal, accrued interest and linkage differences as of that date, or the present value of future cash flows as of that date based on a yield of Israeli Government Bonds + 0.3%.  The Series A Debenture holders are entitled to demand the immediate repayment of the Series A Debentures or are obligated to do so if a resolution is passed in a general meeting of the Series A Debenture holders by a majority vote in the event of a winding-up, dissolution or liquidation of our company, non-payment of any amounts due and payable, foreclosure of our principal assets, or a breach of a material provisions of the Series A Debenture agreement.  As of the date of this annual report we are in compliance with all of the above covenants.  In June 2010, Midroog Ltd., an Israeli financial rating company which is affiliated with Moody’s, issued the A2 rating to our Series B debentures.

On March 31, 2007, Internet Gold provided us with a long-term loan of NIS 100.6 million ($26.6 million), bearing the prime interest rate published from time to time by the Bank of Israel.

In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million (approximately $26.5 million) of our Series A Debentures.  The purchases may be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE.  The timing and amount of any purchases are determined by our management based on its evaluation of market conditions and other factors.  As of December 31, 2009, we had repurchased NIS 16,150,943 Series A Debentures under the program at a total purchase price of approximately NIS 15.9 million (approximately $4.2 million), or an average price of NIS 98.5 per bond.  As of December 31, 2009, NIS 408,848,857 of Series A Debentures were outstanding.

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications).  On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion) and became the controlling shareholder of Bezeq.

As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal, for NIS 1.2 billion (approximately $318 million).  The sale of our legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

In November 2009, Internet Gold provided to us a NIS 217.5 million ($58 million) loan, bearing interest equal to the yield on Israel Government bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government bonds for the seven trading days preceding the grant of the loan.

As at December 31, 2009, we had an outstanding balance payable to Internet Gold for shareholder loans of NIS 326 million ($ 86 million).

On March 24, 2010, we completed a private placement of 3,478,000 of our ordinary shares to Israeli institutional investors and our controlling shareholder Internet Gold.  The offering price of NIS 116 (approximately $31) per ordinary share was determined by means of a tender by third party, institutional investors.  Based on Internet Gold’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement.  The private placement proceeds from Internet Gold were paid to us by way of our partial repayment of the loan which was provided to us in March 2007 and our full repayment of the loan which was provided to us in November 2009, as described above.

As at May 12, 2010, the remaining outstanding balance of the March 2007 loan was fully repaid.

As of December 31, 2008 and 2009, we had cash and cash equivalents and marketable securities of NIS 289 million and NIS 1.04 billion ($275 million), respectively.  The increase from the 2008 to 2009 period was due our need to increase our cash and cash equivalents position in order to be in compliance with the financial covenants under the agreement we entered into in connection with our acquisition of the controlling interest in Bezeq.  These covenants provide in part that we maintain NIS 1 billion of cash and cash equivalents.  Our cash position also reflects our short-term bank debt in the amount of NIS 448 million ($ 119 million) and the NIS 217.5 million ($58 million) loan provided to us by Internet Gold in November 2009.

Our lines of credit bear interest at annual average rate of 2.05%.  In connection with our credit lines, we have agreed not to pledge any of our assets to any person.  In addition, pursuant to the terms of our credit lines, Internet Gold is required to maintain its ownership position in our company above 51%.  These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

We made capital expenditures for property and equipment in connection with our legacy Communications Business of NIS 47 million in the year ended December 31, 2008 and NIS 46 million ($12 million) in the year ended December 31, 2009.

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority share in accordance with Bezeq’s consolidated financial statements.  The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time, while taking into consideration Bezeq’s anticipated cash flow, operations and liabilities, cash reserves, its plans and its condition from time to time.  Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association.  On April 8, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.9170679 (approximately $0.25) per share (a total of approximately NIS 2.453 billion or $656 million) to Bezeq shareholders of record on April 15, 2010, which was paid on May 3, 2010.  We received NIS 750 million (approximately $199 million) in connection with such dividend distribution.

Over the next 12 months, we expect that the dividends that we will receive from our controlling interest in Bezeq, along with our existing cash and cash equivalents and marketable securities, will be sufficient to fund our operations.  We believe that Bezeq and its subsidiaries will be able to funds their operations in the next 12 months with their cash flows from operating activities.

Financing for the Acquisition of the Bezeq Shares

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion) and became the controlling shareholder of Bezeq.  The acquisition was funded with the proceeds that we received from the sale of our legacy Communications Business and the following loans:

●
On the closing date of the acquisition of our Bezeq interest, our indirect fully owned-subsidiary SP2, which holds the Bezeq interest, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.24 billion).  The loan is divided into four tranches, as follows:

(i)
Credit A - a “bullet” floating rate loan, in the amount of NIS 700 million (approximately $185.4 million); with principal and interest that was payable on November 30, 2010.  Credit A is indexed to Bank Hapoalim’s prime interest rate, plus a margin of 2%.  Bank Hapoalim Prime on the date of the closing was equal to 1.62%.  We repaid this loan in full following our receipt of the dividend from Bezeq on May 3, 2010.

(ii)
Credit B –This tranche is divided into two parts.  The first part, in the amount of NIS 1.1 billion (approximately $0.3 billion), is a floating loan indexed to the Bank Hapoalim prime interest rate; and the second part, in the amount of NIS 900 million (approximately $238.4), is a fixed rate loan, linked to the Israeli consumer price index.  Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments due on November 30, 2010.  The interest rate on the first part of Credit B is 4.58% and the interest rate on the second part of Credit B is 4.35%.

(iii)
Credit C – a “bullet” loan, in the principal amount of NIS 700 million (approximately $185.4 million), is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at an interest rate of 4.73% .  The principal of Credit C will be paid in one payment on November 30, 2016; and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010.

(iv)
Credit D - two “bullet” loans, the principal of which will be paid in one payment on May 30, 2017 and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010.  The first loan of Credit D is in the principal amount of NIS 800 million (approximately $212 million) and is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at a rate of 4.75%.  The second loan is in the principal amount of NIS 400 million (approximately $106 million) and is a fixed rate loan, linked to the Israeli consumer price index, at a rate of 5.4%.

In addition, SP2 will pay the lenders certain fees, expenses and cost increases.  SP2 also issued phantom stock options to the banks, under which they received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain cases).  The “base price” of each unit is NIS 8.62.  However, the total amount that SP2 will pay the banks in the aggregate is limited to NIS 125 million (NIS 2.3367 per option unit).  The option units are exercisable by the lenders until May 30, 2017, but are due for payment in certain installments.  The payments under the option agreements will be made from dividends that SP2 will receive from Bezeq, which in accordance with the loan agreement SP2 may not withdraw such amounts from its account.  If no amounts are available for this purpose, the payments will be delayed until equitable sums are available, but not later then May 30, 2017.

SP2’s undertakings and limitations under the loan agreement include, among other things: (a) the obligation to provide the lenders with certain financial information; (b) limitations as to the use of amounts which will be received from Bezeq and the ability to withdraw and distribute them to SP2’s shareholders; and (c) an undertaking to object to certain changes in Bezeq’s incorporation documents if the lenders find such changes would prejudice their rights.  In certain situations, payments from Bezeq must be used for early repayment of the loan or may not be withdrawn by SP2 to its parent company.

Upon the occurrence of certain events of default, but subject to certain conditions, the lenders are entitled to call the loans for immediate repayment, subject to certain procedures and remedy periods set forth in agreement, including upon the following events:

m
The failure of: (i) Bezeq to maintain minimum shareholders equity and minimum ratio of shareholder equity; (ii) Bezeq to exceed certain thresholds relating to the ratio of financial debt to EBITDA; and (iii) our wholly-owned subsidiary that directly holds the Bezeq interest to maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.

m
Material breach of an undertaking or representation; certain restructuring, insolvency or debt restructuring events of SP2 or Bezeq; any material change in the nature of Bezeq’s activities; certain changes in control of SP2 or dilution of SP2’s holdings in Bezeq or if SP2 ceases to control Bezeq; if Bezeq’s general license is adversely modified; if any of the permits or approvals issued in connection with our acquisition of controlling interest in Bezeq ceases to be in force or was amended; and if Bezeq or certain subsidiaries of Bezeq fail to make certain payments when due.

The Bezeq shares that were purchased by SP2 on the closing date, and all of SP2’s other rights and assets (except additional shares of Bezeq that it may acquire in the future) have been pledged to the lenders as security of SP2’s obligations under the loan agreement.  In addition, our wholly-owned subsidiary SP1, the direct parent company of SP2, has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2 (other than the amounts that SP2 will pay SP1 according to the terms and the conditions of the loan agreement).

●
On February 19, 2010, our wholly-owned subsidiary, SP1, entered into a loan agreement with certain entities from the Migdal Insurance and Financial Holdings Ltd. or Migdal, group.  According to the Migdal loan agreement, on the closing date of the acquisition of our Bezeq interest, SP1 was provided a loan of NIS 500 million.  The loan will bear annual interest at a rate of 6.81%, linked to the Israeli consumer price index.  In addition, a special interest payment is payable on the date of the final repayment of the loan in order to ensure a certain internal rate of return, or IRR, of the loan principal (without linkage to the Israeli consumer price index), which will be calculated according to a formula that takes into account amounts that SP1 may pay due to early repayment at Migdal’s demand and amounts with respect to which Migdal may waive its right to demand early repayment.  However, in any event the abovementioned IRR will not exceed the IRR which derives from a fixed interest of 6.95%.

The interest is payable semi-annually, and the principal is payable in one payment, on the earlier of: (i) March 31, 2017; (ii) 60 days prior to the agreed repayment date of the entire amount of Credit D under the SP2 loan described above.

The Migdal loan is secured by a first ranking pledge on SP1’s rights in the bank account into which all payments from SP2 are made, except for certain defined expenses, referred to as the Pledged Bank Account.  SP1 undertook to maintain in the Pledged Bank Account minimum funds of NIS 22.5 million (linked to the Israeli consumer price index).  The Migdal facility agreement includes limitations on distributions and payments from the Pledged Bank Account (including conditions as to total debt to EBITDA ratios that relate to SP1).

The Migdal loan agreement contains certain undertakings and covenants, including, among others, (i) certain undertakings for SP1 and its direct and indirect controlling shareholders to maintain (indirect) control in Bezeq, (ii) limitations on amendments to the SP2 loan described above; and (iii) an undertaking to comply with the terms of the regulatory approvals granted with respect to purchase of control in Bezeq.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009
	(NIS in thousands)
Net cash provided by operating activities	217,643	249,285
Net cash (used in) provided by investing activities	(345,260)	63,258
Net cash (used in) provided by financing activities	(21,594)	561,618
Net (decrease) increase in cash and cash equivalents	(149,211)	874,161
Effect of exchange rate changes	(20,032)	5,789
Cash and cash equivalents at beginning of period	229,895	60,652
Cash and cash equivalents at end of period (*)	60,652	940,602

(*) As at December 31, 2009, NIS 934,000 is presented under assets classified as held-for-sale.

Operating Activities

Net cash provided by operating activities in 2008 and 2009 was NIS 218 million and NIS 249 million ($66 million), respectively.  Our revenues increased by 6% from to NIS 1,106 million for the year ended December 31, 2008 to NIS 1,173 million ($311 million) for the year ended December 31, 2009.  The increase in our net cash provided by operating activities is primarily due do an increase in our net income from NIS 53 million for the year ended December 31, 2008 to NIS 147 million ($39 million) for the year ended December 31, 2009.

Investing Activities

Net cash used in our investing activities was NIS 345 million in 2008.  In 2008, most of the cash used in investing activities was used for investment in marketable securities and the remainder was used for the purchase of property and equipment, intangible assets and deferred expenses.  Net cash provided by investing activities was NIS 63 million ($17 million) in 2009.  This amount was attributable to NIS 451 million ($120 million) proceeds from the sale of marketable securities, which was offset in part by NIS 158 million ($42 million) used for the purchase of property and equipment, intangible assets and deferred expenses.

Financing Activities

        Net cash used in financing activities was NIS 22 million for the year ended December 31, 2008.  In 2008, most of the cash used in financing activities was for repurchase of NIS 16 million of Series A Debentures.  Net cash provided by financing activities was NIS 562 million ($149 million) for the year ended December 31, 2009.  This amount was attributable to NIS 448 million ($119 million) of short-term bank credit and the NIS 217.5 million ($58 million) loan from Internet Gold in November 2009, which amounts were offset in part by the repayment of NIS 55 million ($14 million) of our Series A Debentures and NIS 45 million ($12 million) interest paid to our Series A Debentures owners.

C.           Research and Development, Patents and Licenses

We did not engage in any research and development during the last three fiscal years.

D.           Trend Information

        We experienced growth in our legacy Communications Business during the two fiscal years prior to its sale effective as of December 31, 2009.  Our revenues increased from NIS 1,106 million for the year ended December 31, 2008 to NIS 1,173 million ($311 million) for the year ended December 31, 2009.  The increase was primarily due to the growth in the broadband segment of our legacy Communications Business, including our local telephony services

Bezeq experienced growth in its revenues in the last two fiscal years.  Bezeq’s revenues increased from approximately NIS 11.1 billion for the year ended December 31, 2008 to approximately NIS 11.5 billion for the year ended December 31, 2009, primarily due to an increase in revenues from its cellular segment.  Financial information regarding Bezeq’s operations during the last three fiscal years is set forth below.  Bezeq’s financial statements are prepared in accordance with IRFS.

Financial Information Regarding Bezeq’s Operations

Year ended December 31, 2009

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
	(NIS in millions)
Total revenue:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other areas of operations in the group	264	246	45	1	20	(553)	23
Total	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total attributed costs
Variable costs attributed to the area of operation	1,774	2,153	635	498	47
Fixed costs attributed to the area of operation*	2,006	2,033	422	784	23
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs not constituting revenue from another area of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs constituting revenue from other areas of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from regular operation attributed to the Company’s owners	1,523	1,190	261	123	5	(130)	2,972
Profit from regular operation attributed to non-controlling rights	-	-	-	125	(1)	(125)	(1)
Total assets attributed to the area of operations as at December 31, 2009	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributed to the area of operation as at December 31, 2009	6,390	2,440	404	4,315	22	(6,168)	7,403

*
The companies in the Bezeq Group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s  management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

Year ended December 31, 2008***

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
	(NIS in millions)
Total revenue:
From externals	5,179	4,448	1,243	1,506	31	(1,506)	10,901
From other areas of operations in the group	319	265	63	7	44	(584)	114
Total	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Total attributed costs
Variable costs attributed to the area of operation	1,785	1,849	622	555	53
Fixed costs attributed to the area of operation*	2,238	1,931	442	781	22
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Costs not constituting revenue from another area of operation	3,743	3,614	928	1,222	73	(1,212)	8,368
Costs constituting revenue from other areas of operation	280	166	136	114	2	(691)	7
Total	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Profit from regular operation attributed to the Company’s owners	1,475	933	242	88	(1)	(97)	2,640
Profit from regular operation attributed to non-controlling rights	-	-	-	89	1	(89)	1
Total assets attributed to the area of operation as at December 31, 2008	6,281	4,644	994	1,132	100	1,163	14,314
Total liabilities attributed to the area of operation as at December 31, 2008	6,037	2,552	284	4,024	29	(2,856)	10,070

*
The companies in the Bezeq Group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

**	Details of the nature of the adjustments to the consolidated – transactions between areas of activity

***	Reclassified

Year ended December 31, 2007***

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
	(NIS in millions)
Total revenue:
From externals	5,373	4,380	1,226	1,403	18	(1,403)	10,997
From other areas of operations in the group	340	304	78	12	46	(641)	139
Total	5,713	4,684	1,304	1,415	64	(2,044)	11,136
Total attributed costs
Variable costs attributed to the area of operation	2,352	2,038	679	530	47
Fixed costs attributed to the area of operation*	2,042	1,841	421	829	17
Total costs	4,394	3,879	1,100	1,359	64	(1,981)	8,815
Costs not constituting revenue from another area of operation	4,062	3,711	960	1,220	63	(1,220)	8,796
Costs constituting revenue from other areas of operation	332	168	140	139	1	(761)	19
Total	4,394	3,879	1,100	1,359	64	(1,981)	8,815
Profit from regular operation attributed to the Company’s owners	1,319	805	204	27	1	(35)	2,321
Profit from regular operation attributed to non-controlling rights	-	-	-	29	(1)	(29)	(1)

*
The companies in the Bezeq Group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s  management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

**	Details of the nature of the adjustments to the consolidated – transactions between areas of activity

***	Reclassified

Principal results and operational data

A.	Bezeq Fixed-Line (Bezeq’s activity as domestic operator)

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008		Q3 2008		Q2 2008		Q1 2008
	(NIIS in millions)
Revenue	5,303	5,498	1,316	1,343	1,318	1,326	1,348		1,388		1,354		1,408
Operating profit	1,523	1,475	161	491	434	437	232	**	428	**	442	**	373	**
Depreciation and amortization	794	852	194	184	205	211	209		214		211		218
EBITDA	2,317	2,327	355	675	639	648	441	**	642	**	653	**	591	**
Investment in property, plant & equipment and intangible assets	853	616	220	204	191	238	170		156		132		158
Proceeds from sale of property, plant & equipment	86	144	9	19	8	50	47		12		25		60
Number of active subscriber lines at end of period (in thousands)	2,489	2,615	2,489	2,518	2,547	2,579	2,615		2,645		2,681		2,711
Average monthly revenue per line (NIS)*	82	83	82	83	81	81	82		85		82		84
No. of outgoing minutes (in millions)	12,196	13,439	2,964	3,096	3,014	3,123	3,154		3,428		3,346		3,511
No. of incoming minutes (in millions)	6,718	6,691	1,674	1,737	1,664	1,654	1,648		1,719		1,651		1,673
No. of ADSL subscribers at end of period (in thousands)	1,035	1,005	1,035	1,026	1,016	1,011	1,005		994		982		970
Average monthly revenue per ADSL user (NIS)	70	67	72	72	69	68	67		68		66		68

*	Not including revenue from data transmission and communication services, internet services, services to communication operators, contract work and other revenue.

**
Reclassification of the sum of approximately NIS 26 million, spread over the four quarters of 2008, for financing costs for provisions for termination of labor relations under early retirement, presented in the past under the item of operating expenses (income) net.

B. Pelephone

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	(NIS millions except where stated otherwise)
Revenue	5,376	4,713	1,393	1,372	1,346	1,265	1,138	1,214	1,188	1,173
Operating profit	1,190	933	251	316	321	302	159	293	266	215
Depreciation and amortization	603	523	158	155	151	139	135	129	130	129
EBITDA	1,794	1,456	410	471	472	441	294	422	396	344
Net profit	875	682	181	231	233	230	128	211	180	163
Cash flow from current operations	1,115	1,277	55	395	290	375	298	379	344	256
Investment in property, plant & equipment and intangible assets	559	798	101	146	163	149	163	350	182	103
Proceeds from sale of property, plant & equipment	4	3	-	-	4	-	1	-	1	1
No. of subscribers at end of period (in thousands)	2,766	2,649	2,766	2,721	2,694	2,669	2,649	2,698	2,636	2,595
Average monthly minutes of use (MOU) per subscriber*	333	352	339	339	329	323	335	359	358	355
Average monthly revenue per ADSL subscriber (NIS)*	132	126	132	136	131	128	122	129	128	126
No. of subscribers at end of period (in thousands)	1,531	1,151	1,531	1,407	1,307	1,217	1,151	1,068	977	867
Revenue from value added services and content, of revenues from cellular services (%)	19.6%	16.3%	20.8%	20.0%	19.1%	18.5%	18.4%	16.2%	15.5%	15.0%
*
On December 31, 2008, Pelephone Ltd adopted a more stringent subscriber counting policy whereby customers who only receive SMS messages would not be counted as subscribers. The policy change led to the deletion of approximately 92,000 subscribers. The drop in MOU in 2009 stems from the transition to billing by segments of one second, as of January 1, 2009, which led to a drop in the number of minutes billed.

C.	Bezeq International

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	(NIS millions except where stated otherwise)
Revenue	1,318	1,306	334	332	327	324	337	329	326	314
Operating profit	261	242	67	66	68	60	65	59	63	55
Depreciation and amortization	84	80	23	21	21	20	20	20	20	20
EBITDA	345	322	89	88	88	80	85	79	83	75
Net profit	200	178	49	51	56	44	46	44	47	42
Cash flow from operating activities	320	163	72	82	83	84	73	32	51	8
Investment in property, plant & equipment and intangible assets*	120	119	39	33	26	21	27	33	31	28
Proceeds from sale of property, plant & equipment	-	1	-	-	-	-	1	-	-	-

*	The item also includes long-term investments in assets.

D.	DBS

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	(NIS millions except where stated otherwise)
Revenue	1,530	1,513	390	380	376	384	376	375	380	381
Operating profit	248	177	63	61	59	66	55	52	43	27
Depreciation and amortization	234	250	63	59	56	57	66	59	61	65
EBITDA	482	427	126	120	115	122	121	111	103	92
Net profit (loss)	(222)	(265)	(38)	(88)	(95)	(1)	(17)	(82)	(99)	(66)
Cash flow from operating activities	410	347	91	135	93	91	134	97	32	84
Investment in property, plant & equipment and intangible assets *	262	238	53	87	60	61	63	56	40	79
Proceeds from sale of property, plant & equipment	1	-	1	-	-	-	-	-	-	-
No. of ADSL subscribers at end of period (in thousands)	571	560	571	567	562	560	560	556	551	549
Average monthly revenue per subscriber (NIS)	226	228	229	224	224	228	225	226	230	231

* This item also includes investments in the cost of acquiring subscribers.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations		2010	2011-2012	2013-2014	more than 5 years
	Total	less than 1 year	1-3 Years	3-5 Years
	(NIS in thousands)
Long-term debt obligations including interest	807,106	407,710	143,977	133,132	122,287

As a result of the sale of our legacy Communications Business effective as of January 1, 2010, we assigned substantially all of our operating obligations to Ampal, while maintaining our long-term financial arrangements.  In addition, to facilitate the funding of our acquisition of the controlling interest in Bezeq, we incurred additional short-term and long-term debt.  See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

ITEM 6.                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Shaul Elovitch(1)	62	Chairman of the Board of Directors
Eli Holtzman	62	Chief Executive Officer
Hana Rado (1)(2)(3)(4)	51	Outside Director
Debbie Saperia (2)(3)(4)	43	Outside Director
Aliza Schloss(1)(3)(4)	57	Director
Doron Turgeman(3)(4)	42	Chief Financial Officer
Anat Winner(2)(3)(4)	51	Director
______________
(1) Member of our Incentive Plan Committee
(2) Member of our Audit Committee.
(3) Member of our Investment Committee.
(4) Member of our Disclosure Committee.

Mr. Shaul Elovitch, Mr. Eli Holtzman, Ms. Aliza Schloss, Mr. Doron Turgeman and Ms. Anat Winner will serve as directors until our 2010 annual general meeting of shareholders.  Ms. Hana Rado and Ms. Debbie Saperia will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for an initial three-year term until January 2011 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors - Outside Directors”).  There are no family relationships among any of our directors or executive officers.

Following the sale of our legacy Communications Business, Mr. Eli Holtzman (the Chief Executive Officer of Internet Gold) was appointed as our new Chief Executive Officer and Mr. Doron Turgeman (the Deputy Chief Executive Officer and Chief Financial Officer of Internet Gold) was appointed as our Chief Financial Officer.  At such time, Stella Handler, our former Chief Executive Officer, and Doron Ilan, our former Chief Financial Officer, resigned from such positions and were hired by Ampal as part of its acquisition of our legacy Communications Business.

Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992.  Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and Eurocom Communications, the parent company of Internet Gold, since 1985.  Mr. Holtzman also serves as a director of Bezeq and various companies within the Bezeq Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and other various companies of the Eurocom Group.

Eli Holtzman has served as our chief executive officer since February 2010.  Previously, Mr. Holtzman served as the vice chairman of our board of directors from April 2000 until February 2010 and as our chief executive officer from March 2000 until January 2007.  Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and a director of Internet Gold since July 1999.  Mr. Holtzman also serves as chief executive officer and director of GoldMind Media Ltd., or GoldMind, our sister company, and serves as director for various companies of the Internet Gold group.  Mr. Holtzman also serves as a director of Bezeq and various companies within the Bezeq group.  Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

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

Debbie Saperia has served as an outside director since January 2008 and is a member of our audit committee.  Since June 2009, Ms. Saperia has also served as a director of First International Underwriters and Investment Ltd. (part of FIBI bank).  Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005.  From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices.  From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group.  From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited.  Ms. Saperia holds a LL.B (Hons.) degree from the University of Manchester.

Aliza Schloss has served as a director since January 2008.  Ms. Schloss has served as an Executive Vice President of the Eurocom group since March 2009 and as director and/or officer of various other companies within the Eurocom group since 2005.  Ms. Schloss served as a director of Internet Gold from July 2005 until February 2010.  Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd and Sahar Investments Ltd.  From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd.  From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq.  From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim.  Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem.  Ms. Schloss also holds an M.A. degree in political science and M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

Doron Turgeman has served as our chief financial officer since February 2010.  Previously, Mr. Turgerman served as our chief financial officer and vice president of finance from May 2001 until January 2007 and served as a member of our board of directors from January 2008 to February 2010.  Mr. Turgeman has served as Internet Gold’s deputy chief executive officer since October 2004 and as its chief financial officer since May 2001.  Mr. Turgeman has also served as deputy chief executive officer and chief financial officer of GoldMind since October 2004.  Mr. Turgeman also provides financial services to Eurocom Digital Communications Ltd., which is part of the Eurocom group.  Prior to joining the Internet Gold group, Mr. Turgeman served in senior financial management positions in one of Bezeq subsidiaries and in the Israeli postal authorities.  Mr. Turgeman holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

Anat Winner has served as a director since October 2007 and is a member of our audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Internet Gold and Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS, an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

Set forth below are the name, age, principal position and a biographical description of each of the principal executives of Bezeq, our principal subsidiary:

Name	Age	Position
Shlomo Rodav	61	Chairman of the Board of Directors of Bezeq
Abraham Gabbay	43	Chief Executive Officer of Bezeq

Shlomo Rodav has served as the chairman of the board of directors of Bezeq since September 2007 and serves as a director of various companies in the Bezeq group.  Between the years 1996 and 2007, Mr. Rodav served as the chairman of the board of directors of Kror Holdings Ltd. and Jafora-Tabori Ltd., both of which are privately held Israeli companies.  Between the years 2003 and 2005, Mr. Rodav served as the chairman of the board of directors and chief executive office of Gilat Satellite Networks Ltd., an Israeli company listed on NASDAQ (symbol: GILT).  Mr. Rodav holds a B.A. degree in economics from Tel Aviv University and an M.B.A. degree from Colombia University.

Abraham Gabbay has served as the chief executive officer of Bezeq since November 2007 and serves as a director in various companies of the Bezeq group.  Between the years 2003 and 2007, Mr. Gabby served as the chief executive officer of Bezeq International.  Mr. Gabbay holds a B.A. degree in economics and an M.B.A. degree, both from the Hebrew University of Jerusalem.

B.           Compensation

The aggregate direct compensation we paid to our directors and executive officers as a group (including our former executives prior the sale of our legacy Communications Business to Ampal) (15 persons) for the year ended December 31, 2009 was approximately NIS 13 million ($ 3.4 million).  This amount includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  As of December 31, 2009, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers as a group (8 persons) was approximately NIS 1.2 million ($0.33 million).

During the year ended December 31, 2009, we paid to our outside directors, as well as to our independent director, an annual fee of NIS 51,670 ($13,687) and a per meeting attendance fee of NIS 1,988 ($ 527). Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law.  Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors.  We are exempt from the requirements of the NASDAQ Listing Rules with regard to the process for compensation of officers, since we are a controlled company, within the meaning of NASDAQ Listing Rule 5615(c)(1).  See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

C.           Board Practices

Board of Directors

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

In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting.  Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed.  The general meeting of shareholders may remove any director from office by an ordinary resolution, subject to applicable law.  Our board of directors may temporarily fill vacancies in the board of directors until the next general meeting at which directors are appointed, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  The board of directors is entitled to remove from office any director appointed by it.

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

As a controlled company within the meaning of the NASDAQ Listing Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

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

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with ‘‘accounting and financial expertise’’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have ‘‘professional qualification.’’

The outside directors are elected by shareholders at a general meeting, provided that either:

●
The majority of shares voting on the matter (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voting on the matter, vote in favor of the outside director; or

●
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

Independent Directors

NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ Listing Rules.

Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Listing Rules.  Accordingly, we are exempt from certain requirements under NASDAQ Listing Rules, such as the requirement to have a majority of independent directors on our board of directors.  See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”  If the “controlled company” exemption would cease to be available to us under NASDAQ Listing Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

An Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.

Our Board of Directors has determined that each of Ms. Rado and Ms. Saperia (both outside directors under Israeli law) and Ms. Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our current audit committee members are Ms. Rado and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee.  Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  The audit committee meets at least once each quarter.  The audit committee has adopted an audit committee charter as required by NASDAQ listing rules.

Investment Committee

Our Board of Directors has established an Investment Committee, which is responsible for the execution of our company’s investment policy, as determined by our Board of Directors from time to time.  Our Investment Committee currently consists of the three members of our Audit Committee and Ms. Aliza Schloss, a director.

Incentive Plan Committee

Our Board of Directors has established an Incentive Plan Committee, which is responsible for the implementation of our incentive plan.  Our Incentive Plan Committee currently consists of Mr. Shaul Elovitch, Ms. Hana Rado and Ms. Aliza Schloss.

Disclosure Committee

We have formed a Disclosure Committee to oversee our system of disclosure controls and procedures. Among other things, this committee evaluates the effectiveness of our disclosure controls and procedures and helps to assess the quality of the disclosures that we make in the periodic reports we file with the Securities and Exchange Commission.  Our Disclosure Committee currently consists of the three members of our Audit Committee as well as Ms. Aliza Schloss, a director, and Mr. Doron Turgeman, our Chief Financial Officer.

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

●	A breach of his or her duty of care to the company or to another person;

●
A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

●	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

●	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

●
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

●
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

●
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

●	Retroactively indemnify an office holder of the company.

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

●
a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

●	any act or omission committed with intent to derive an unlawful personal gain; and

●	any fine or forfeiture imposed on the office holder.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.  We maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate.  We have undertaken to indemnify each of our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

D.           Employees

On December 31, 2009, prior to the sale of our legacy Communications Business, we had 500 full-time employees and 1,334 part-time employees, while on December 31, 2008, we had 504 full-time employees and 1,211 part-time employees, and at December 31, 2007, we had 511 full-time employees and 1,200 part-time employees.  All of such employees were located in Israel.

In connection with the sale of our legacy Communications Business, which was completed on January 31, 2010, effective as of January 1, 2010, substantially all of our executive officers and employees employed by us in such business upon the effective date of the sale were hired by Ampal.  Effective as of the closing of the sale, Mr. Eli Holtzman (the Chief Executive Officer of Internet Gold) was appointed as our new Chief Executive Officer and Mr. Doron Turgeman (the Deputy Chief Executive Officer and Chief Financial Officer of Internet Gold) was appointed as our Chief Financial Officer. Other than such officers, as of January 31, 2010, we had two additional employees who are engaged in management, financial and administrative activities.

Our employees are not represented by any labor union.  Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2009, Bezeq employed a total of 16,159 persons, of which 7,364 persons were employed in domestic fixed-line communications, 4,192 persons were employed in cellular services, 2,445 persons were employed in international communications, Internet and NEP services and 2,158 persons were employed in multi-channel digital television broadcasts.

Israeli labor laws and regulations are applicable to our employees.  Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by our company.  For employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements.  A provision in our financial statements covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements.  Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration.  Such amounts also include payments by the employee for health insurance.

Labor relations with Bezeq’s employees involved in fixed-line communications are regulated by the collective agreements among Bezeq, the workers representatives and the Israeli labor union that represents Bezeq’s employees (the Histadrut), as well as by personal contracts.  Additionally, expansion orders to certain general collective agreements apply Bezeq’s employees, such as cost-of-living increment agreements.

In connection with the sale by Ap.Sb.Ar. Holdings Ltd. of the controlling interest in Bezeq to us, the employees of Bezeq demanded additional compensation from Ap.Sb.Ar. Holdings Ltd. and us and a new collective bargaining agreement.  On March 25, 2010, Bezeq received a strike notice from the labor union that represents Bezeq’s employees.  On May 2, 2010, the labor union announced that it will begin to initiate limited work stoppages. Bezeq and its employees are currently in negotiations in an attempt to resolve the dispute.

E.           Share Ownership

As of June 30, 2010, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 23,311,318 or 77.99% of our ordinary shares as of such date through his controlling interest in Eurocom Communications (assuming 29,889,045 ordinary shares were outstanding as of such date, excluding 19,230 ordinary shares held as treasury stock).

As of June 30, 2010, Eurocom Communications held of record 410,000 or 1.37% of our ordinary shares, and Internet Gold, our controlling shareholder, held of record 22,901,318 or 76.62% of our outstanding ordinary shares.  Eurocom Communications is the controlling shareholder of Internet Gold, holding 70.79% of its ordinary shares as of such date.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares.  Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.  See also Item 7A. “Major Shareholders and Related Party Transactions - Major Shareholders.”

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan, or the 2007 Plan, allows us to grant awards that qualify under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  The 2007 Plan received the approval of the Israeli Tax Authority.

Under the 2007 Plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant consultants awards under the 2007 Plan; however, such persons will not be entitled to the tax benefits provided by Section 102.  The 2007 Plan provides for the issuance of up to an aggregate 2,250,000 ordinary shares, which amount is reduced by two ordinary shares for each restricted share unit or restricted share that we grant under the 2007 Plan with a per share or unit purchase price lower than 100% of fair market value of our ordinary shares on the date of grant and by one share for each option that we grant under the 2007 Plan.

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

Restricted shares, restricted share units and options granted under the 2007 Plan will generally vest over four years from the grant date.  Any option not exercised within seven years of the grant date will expire.  Any expired or unvested options, restricted shares or restricted share units immediately return to the 2007 Plan for reissuance.

As of December 31, 2009, options to purchase 1,100,000 ordinary shares were outstanding under the 2007 Plan, none of which had vested.  In connection with the sale of our legacy Communications Business to Ampal effective as of January 1, 2010, the vesting periods of the foregoing options were accelerated and the options became fully vested in accordance with the terms of the 2007 Plan.  All of such options were subsequently exercised by our former employees that had been hired by Ampal and all of the issued shares were placed in trust due to Israeli tax requirements.  On May 1, 2010, Internet Gold purchased such ordinary shares from the former employees at a price per share of NIS 109 per share (approximately $28.91 per share) or an aggregate of NIS 119,900,000 (approximately $31,803,700).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Internet Gold owned 22,901,318 or approximately 76.62% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 23,311,318 or approximately 77.99% of our outstanding shares, as of June 30, 2010.  Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the TASE.  Internet Gold is controlled by Eurocom Communications, which held 70.79% of its ordinary shares as of June 30, 2010.  Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

The following table sets forth certain information as of June 30, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Eurocom Communications Ltd.(3)	23,311,318	77.99%
Internet Gold	22,901,318	76.62%
Clal Insurance Enterprises Holdings Ltd.(4)	1,831,033	6.13%
__________________

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

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of June 30, 2010.

(3)
Eurocom Communications holds of record 410,000 of our ordinary shares, and Internet Gold, our controlling shareholder, holds of record 22,901,318 of our ordinary shares.  Eurocom Communications is the controlling shareholder of Internet Gold, holding 70.79% of its ordinary shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares.  Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

(4)
Based solely upon, and qualified in its entirety with reference to, a notification dated March 28, 2010 provided to us.  Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2010, by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation, or IDB Holding, in Clal Insurance Enterprises Holdings Ltd., or Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the ordinary shares covered by the Schedule 13G/A.

Significant Changes in the Ownership of Major Shareholders

On February 14, 2008, Wellington Management Company, LLP, or Wellington, an investment adviser, filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 1,377,040 or 5.43%, of our ordinary shares, which are held of record by clients of Wellington.  On February 17, 2009, Wellington filed Amendment No. 1 to Schedule 13G reflecting ownership of 1,371,005, or 5.41%, of our ordinary shares, which are held of record by clients of Wellington.  On February 12, 2010, Wellington filed with the SEC Amendment No. 2 to Schedule 13G reflecting that it ceased to own any of our shares.

On May 7, 2009, Clal, Clal Finance and the Clal Reporting Persons filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 2,545,938 or 10.0% of our ordinary shares.  On February 16, 2010, Clal, Clal Finance and the Clal Reporting Persons filed Amendment No. 1 to Schedule 13G reflecting ownership of 1,760,475, or 6.9%, of our ordinary shares.  The Schedule 13G/A provides that the Statement shall not be construed as an admission by Clal that it is the beneficial owner of more than 81,618 ordinary shares covered by the Schedule 13G/A.  In addition, the Schedule 13G/A states that Clal Finance and the Clal Reporting Persons disclaim beneficial ownership of the ordinary shares covered by the Statement.

On March 24, 2010, Internet Gold purchased 2,599,310 of our ordinary shares in a private placement of 3,448,275 of our ordinary shares in Israel for a price per share of NIS 116 (approximately $30.7).  Internet Gold paid an aggregate purchase price of NIS 301.5 million (approximately $79.8 million) for such shares, which represent approximately 75% of the aggregate shares sold in the private placement.  See Item 7B, “Major Shareholders and Related Party Transactions - Related Party Transactions.”

On May 1, 2010, Internet Gold purchased 1,100,000 ordinary shares from former employees of our legacy Communications Business at a price per share of NIS 109 per share (approximately $28.91 per share) or an aggregate of NIS 119.9 million (approximately $31.8 million).  Such shares had been issued to the former employees upon the exercise of options that were accelerated and became fully vested in connection with the sale of our legacy Communications Business to Ampal effective as of January 1, 2010,  in accordance with the terms of the 2007 Plan.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent and other information available to the company, as of June 28, 2010, one record holder holding approximately 23.38% of our outstanding ordinary shares had a registered address in the United States.  Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

B.           Related Party Transactions

Agreements with the Eurocom Group and Internet Gold

As part of our legacy Communications Business, we provided broadband and traditional voice services to companies affiliated with the Eurocom group at our customary rates and charges.  During the years ended December 31, 2008 and 2009, our revenues from the Eurocom group, not including Internet Gold, were NIS 5.3 million and NIS 11 million ($2.9 million), respectively.  Our revenues from Internet Gold and GoldMind were approximately NIS 1.5 million and NIS 0.8 million ($0.2 million), respectively.

We have entered into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the Securities Act of 1933, as amended.  Under the registration rights agreement, we have granted to Internet Gold “demand” registration rights that allow it, at any time after one year following the consummation of our initial public offering in October 2007, to request that we register under the Securities Act of 1933, as amended, some or all of our ordinary shares it owns.  Internet Gold is entitled to an aggregate of five demand registrations.  We are not required to affect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million.  We are also not required to affect more than one demand registration during any 12-month period thereafter.  We are not obligated to grant a request for a demand registration within 90 days of any other demand registration.  Internet Gold also has “piggyback” registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms).  We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

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

We have agreed that, for as long as Internet Gold is required to consolidate our results of operations, we will maintain the same fiscal year end and accounting periods as Internet Gold, and to the extent possible conform our financial presentation with that of Internet Gold.  We have also agreed, among other things, to provide to Internet Gold and its independent auditors all information required for Internet Gold to meet its schedule for the filing and distribution of its financial statements and to make available to Internet Gold and its independent auditors access to all personnel and documents necessary for the annual audit of our company.  We have also agreed to adhere to certain specified Internet Gold accounting policies and to notify and consult with Internet Gold regarding any changes to our accounting principles and estimates used in the preparation of our financial statements.

In February 2008, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services.  Under the agreement, Eurocom Capital handles the execution of our financial investments pursuant to direct instructions from our Chief Financial Officer, which is based on a policy that was established by our management and approved by our Board of Directors.  In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms.  We paid Eurocom Capital an aggregate amount of approximately NIS 261,000 and NIS 283,000 ($74,985) in fees for its services in 2008 and 2009, respectively.

On October 25, 2009, our controlling shareholder Eurocom Communications granted us an option to require it to provide us, upon our demand, at any time after 120 days from the date of the undertaking, a loan of up to NIS 1.2 billion ($318 million) bearing interest at the “risk-free” or lower rate and subordinated to any committed third-party financing, for the purpose of financing the acquisition of our controlling interest in Bezeq.  We did not exercise this option.

On March 24, 2010, we completed a private placement of 3,478,000 of our ordinary shares to Israeli institutional investors and our controlling shareholder Internet Gold.  The offering price of NIS 116 (approximately $30.7) per ordinary share was determined by means of a tender by third party, institutional investors.  Based on Internet Gold’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement.  The private placement proceeds from Internet Gold were paid to us by way of early repayments of shareholders loans:

●
On March 31, 2007, Internet Gold provided us with a long-term loan of NIS 100.6 million ($26.6 million), bearing the prime interest rate published from time to time by the Bank of Israel.  As of December 31, 2009, we had an outstanding balance payable to Internet Gold of NIS 326 million ($86.4 million).  On March 24, 2010, NIS 302 million ($80 million) of the loan was repaid from the proceeds from Internet Gold’s participation in our March 2010 private placement.  On May 12, 2010, we repaid the remaining outstanding balance of NIS 31.5 million ($6.4 million).

●
In November 2009, Internet Gold provided to us a NIS 217.5 million ($58 million) loan, which bears interest equal to the yield on Israel Government bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government bonds for the seven trading days preceding the grant of the loan.  On March 24, 2010, the loan was fully repaid from proceeds from Internet Gold’s participation in our March 2010 private placement.

Effective as of January 31, 2010, our corporate headquarters are located in a 30 square meter facility in Ramat Gan, which we lease from Eurocom Communications at a token rent. The lease is for a period of three years, which may be extended each year for an additional one year period at the parties consent.

We have entered into an arrangement with Internet Gold according to which, due to the fact that Mr. Eli Holtzman, the chief executive officer of Internet Gold, also serves as our chief executive officer, we will bear 50% of Internet Gold’s employment costs with respect to Mr. Holtzman.

We have entered into an arrangement with Eurocom Digital Communications Ltd., or Eurocom Digital, which is indirectly controlled by Eurocom Communications, and Internet Gold according to which Mr. Doron Turgeman, the chief financial officer of Internet Gold, will provide financial services to us and Eurocom Digital.  In consideration for such services, Eurocom Digital will bear 50% of Internet Gold’s employment costs with respect to Mr. Turgeman and we will bear 25% of such employment costs.

Agreements between the Eurocom Group and Bezeq Group

Following our acquisition of the controlling interest in Bezeq on April 14, 2010, Bezeq’s Audit Committee and Board of Directors approved contractual arrangements between companies within the Bezeq group and Eurocom group, including any companies within the Eurocom Group that it may be engaged with in the future. The aggregate scope of such transactions is estimated, as of the date of this annual report, at approximately NIS 50.7 million ($13.43 million), of which approximately NIS 7 million ($1.85 million) are transactions with the Eurocom group as suppliers to Bezeq and approximately NIS 43.7 million ($11.57 million) are transactions with the Eurocom group as customers.

General Communication Services

Bezeq provides companies within the Eurocom group with telephone lines, transmission services and PRI services.  There is no limitation on the annual scope of engagement, provided that the terms offered to members of the Eurocom group will be the same as those offered to similar business customers.  The approval is valid for three years ending April 13, 2013 and any purchase order received during such period will be valid until the end of the period stipulated in the purchase order.

Bezeq

On June 1, 2010, Bezeq entered into a management services agreement with Eurocom Communications, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Communications agreed to provide Bezeq with various advisory and management services.  Under the agreement, Bezeq will pay Eurocom Communications in NIS an amount equal to $1.2 million per year.  The agreement is for a term of three years, expiring on May 30, 2013.

Pelephone

On June 25, 2006, Pelephone entered into an agreement with DBS, which, among other things, grants Pelephone a license to use DBS’s content over the cellular network.  Pelephone’s monthly payment is calculated in accordance with a formula set forth in the agreement, which is dependent primarily upon the level of content consumption.

On February 24, 2009, Pelephone entered into an agreement with Eurocom Digital for the provision of cellular services and value added services, as well as the purchase and upgrade of cellular peripheral equipment for its employees.  The agreement is for a period of three years.  On February 24, 2009, Pelephone entered into an agreement with Eurocom Cellular Communications Ltd. for the provision of cellular services and value added services, as well as the purchase and upgrade of cellular peripheral equipment for its employees.  The agreement is for a period of three years.

On August 19, 2009, Pelephone entered into an agreement with DBS for the provision of cellular services and value added services, as well as the purchase and upgrade of cellular peripheral equipment for DBS employees.  The agreement is for a period of three years.  On June 10, 2010, Pelephone entered into a framework agreement with Eurocom Cellular Communication Ltd., a controlled subsidiary of Eurocom Communications, for the purpose of regulating the acquisition and supply of Nokia products, replacement parts and accessories by Pelephone and for the provision of maintenance services for these products.  The framework agreement is for a period of three years and the aggregate annual amount payable under the agreement is NS 450 million ($119.2 million), which amount may be increased by the audit committee and board of directors of Bezeq each year without the need for shareholder approval.  The prices for the products and services will be determined based on negotiations between the parties to the agreement and the agreement includes a mechanism designed to ensure that prices for Pelephone are competitive.  Pelephone is not subject to any minimum purchase requirements.

On June 23, 2010, Pelephone approved a framework under which it may purchase advertising, whether directly or by means of advertising firms, from companies within the Eurocom Group (including Radius Broadcasts Ltd., Radio FM Ha-Shefela Ltd., Start Net Ltd. and GoldMind).  The contractual engagement is approved for the period ending on April 13, 2013.

DBS

In June 2001, Bezeq On-Line Ltd. entered into an agreement with DBS for the purpose of providing outsourced call center services.  The monthly payment to Bezeq On-Line Ltd. is calculated in accordance with the prices set forth in the agreement and is dependent upon the scope of services provided, based on DBS’s needs (with minimum monthly hours, based on a yearly calculation).  The agreement expires on December 31, 2010.

DBS and Bezeq entered into a framework agreement for the provision by Bezeq of maintenance services for equipment of DBS that Bezeq’s technical division maintains for DBS’s customers.  The agreement is for a three year period ending April 13, 2013.  DBS issues purchase orders to Bezeq under such agreement from time to time.

DBS issues purchase orders to Bezeq from time to time for the provision by Bezeq of various communication services to DBS as a business customer of Bezeq.

Bezeq entered into an agreement with DBS for the receipt of multi-channel television services, for a three year period ending April 13, 2013.

On June 23, 2010, DBS entered into an agreement with Eurocom Digital for the purchase of power suppliers for ADB yesMaxHD converters.

In addition, DBS has entered into a number of agreements with Eurocom Digital for the purchase of power suppliers and digital converters from Eurocom Digital and the repair and maintenance of such equipment by Eurocom Digital.

D.M. Engineering Ltd., or DM

In 2005, Bezeq entered into an agreement with DM, a controlled subsidiary of Eurocom Communications, for the maintenance of Bezeq’s billing system.  The agreement expires on November 20, 2010 and may be extended for additional periods until November 2018, subject to the approval of Bezeq’s audit committee and board of directors.

In 2005, Bezeq entered into an agreement with DM for the maintenance and upgrade of Bezeq’s interconnect system, which is designed to settle accounts with other communication suppliers based on network traffic.

Bezeq and DM have entered into a framework agreement for the acquisition by Bezeq of plastic covers for Bezeq’s manholes.  The agreement is for a three year period ending April 13, 2013.  Bezeq issues purchase orders to DM under such agreement from time to time.

On January 1, 2008, Bezeq entered into an agreement with DM for the maintenance of fixed-line testing systems operated by Bezeq.  The agreement includes troubleshooting services, ongoing maintenance activities and other services.  The agreement expires on December 31, 2010 and may be extended for two consecutive one year terms, subject to the approval of Bezeq’s audit committee and board of directors.

On January 1, 2008, Bezeq entered into an agreement with DM for the employment of an employee of DM in Bezeq’s IT division on an hourly, as needed, basis.  The agreement expires on December 31, 2010 and any extension is subject to the approval of Bezeq’s audit committee and board of directors.

Eurocom Digital Communications Ltd.

From time to time Bezeq issues Eurocom Digital, a subsidiary of Eurocom Communications, purchase orders for the acquisition of electronic equipment for internal use by Bezeq (not for resale to customers) and repair service.  With regard to those purchase orders the parties entered into a framework agreement for the years 2010 - 2012.

From time to time Bezeq may issue purchase orders to Eurocom Digital for the acquisition of IP Centrex telephones for resale to its customers.

In 2002, Bezeq entered into a consignment agreement with Eurocom Digital for the sale of Eurocom’s equipment in Bezeq’s retail stores.  The agreement expires on April 13, 2013.

Bezeq is a party to a consignment agreement with Eurocom Digital for the sale of Eurocom’s equipment via Bezeq’s online stores.  The agreement expires on April 13, 2013.

Bezeq is a party to a distribution agreement with Eurocom Digital as a marketer of Bezeq’s PRI and IP virtual private network services and additional services as required by Bezeq.  The agreement expires on December 31, 2010 and its extension is subject to the approval of Bezeq’s audit committee and board of directors.

GoldMind Media Ltd. and Radius Broadcasts Ltd.

Bezeq advertises from time to time on websites and portals owned by GoldMind and Radius Broadcasts Ltd., both of which entities are controlled by the Eurocom Group, through its engagement of third party advertising firms.

Bezeq International

On May 11, 2004, Bezeq International entered into an agreement with Eurocom Digital, pursuant to which Eurocom Digital agreed to provide Bezeq International maintenance and spare parts services for Panasonic switchboards.  In addition, Bezeq International may purchase under the agreement peripheral equipment (office telephones and fax machines) on the basis of customer needs, according to purchase orders.

In 2004, Bezeq International entered into an agreement with Gilat Satcom Ltd., or Gilat Satcom, a company controlled by the Eurocom Group, pursuant to which Bezeq International provides Gilat Satcom with international telephony transfer and completion services.  The agreement is renewed from time to time and will remain in effect until such time as one of the parties provides notification of its decision to terminate the agreement.  On June 26, 2006, Bezeq International entered into an agreement with Gilat Satcom pursuant to which Gilat Satcom was granted the right, for a period of 10 years, to use Bezeq International’s international communications infrastructure.

In September 2006, Bezeq International entered into an agreement with Radio FM Hashefela Ltd., a company controlled by the Eurocom Group, for the provision of radio advertising services to Bezeq International.  Bezeq International has entered into a number of agreements with DBS which are renewed on a monthly basis, for the provision by Bezeq International of Internet access services, maintenance services for a Nortel switchboard, international telephone services and security information services.

On December 18, 2007, Bezeq International entered into an agreement with SatLink Communications Ltd., or SatLink, a company controlled by the Eurocom Group, pursuant to which Bezeq International will provide Internet access services.  On June 19, 2007, Bezeq International entered into an agreement with SatLink for the purpose of providing data communication services.  The amount payable to Bezeq International is fixed and set forth in the agreements and the aggregate annual amount under both agreements is NIS 220,000 ($58,278) and the aggregate amount paid under the agreements was approximately NIS 214,000 ($56,000) for the year ended December 31, 2009.

In May 2010, Bezeq International also entered into the following agreements with SatLink:

●
Agreement pursuant to which Bezeq International agreed to provide SatLink international data communication services between Israel and France for a period of 12 months and SatLink has an annual option to extend the agreement for periods of 12 months.

●
Agreement pursuant to which Bezeq International agreed to grant to SatLink the right to use an international data communications infrastructure between Israel and Greece for a period of 12 months and SatLink has an option to extend the agreement for periods of 12 months each time.

●
Agreement pursuant to which Bezeq International agreed to provide SatLink international data communication services between Israel and the United Kingdom for a period of 12 months and SatLink has an option to extend the agreement for periods of 12 months each time.

In June 2009, Bezeq International entered into an agreement with GoldMind pursuant to which GoldMind agreed to provide Bezeq International with services relating to the publication of help-wanted advertisements and advertising on websites owned by GoldMind at market rates.  .

On August 25, 2009, Bezeq International entered into an agreement with DBS, pursuant to which Bezeq International agreed to provide DBS with hosting and maintenance services for servers and Internet access.

On June 23, 2010, Bezeq International entered into an agreement with GoldMind for the provision of hosting services on Bezeq International’s server farm and Internet access services to be provided by Bezeq International to GoldMind.  The agreement is for a period of 24 months.

On June 23, 2010, Bezeq International entered into an agreement with Eurocom Digital for the supply of Internet access services to Bezeq International.  The agreement is for a period of 24 months.  On June 23, 2010, Bezeq International entered into an agreement with Eurocom Digital for the purchase of up to 50 Panasonic liquid crystal display (LCD) screens from Eurocom Digital

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.                   FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto, listed in Item 18 “Financial Statements“ and incorporated herein by this reference.

Export Sales

Not applicable.

Legal Proceedings

We and Bezeq are involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of business, except for the matters described in the following paragraphs.  Management believes that the ultimate resolution of such matters is unlikely to have a material adverse effect on our consolidated results of operations and/or financial condition, except as described below.

Bezeq

A number of labor claims are pending against Bezeq, as described below.

●
In September 2000, a lawsuit was filed in the Jerusalem Regional Labor Court against Bezeq by 2,423 retired employees of Bezeq.  The plaintiffs were seeking declaratory relief to determine that grossed up compensation for tax purposes, clothing allowance and incentive payments are considered part of the regular salary and therefore should be considered as part of determining wages for the purpose of calculating their pension and payments made to them upon retirement.  The plaintiffs were also seeking declaratory relief to determine that their last determining salary for pension should be calculated according to the last salary actually paid and not according to the average staff grade held by them.  The claim was subsequently amended so that the request for declaratory relief relating to the plaintiff’s pension rights was deleted and the plaintiffs also narrowed their claim to the incentive pay component and withdrew their claim with respect to grossing up compensation and clothing allowance.  In January 2007, an additional claim was filed by 85 retired employees of Bezeq who were seeking declaratory relief to determine that grossed up compensation for tax purposes, clothing allowance and incentive pay should be included in the determining salary for their rights pursuant to the Hours of Work and Rest Law and the Annual Vacation Law.  This claim was consolidated with the above claim.  On December 16, 2008, the Court denied the claim.  The plaintiffs filed an appeal against the Courts decision on March 3, 2009 and the appeal proceedings are continuing.

●
In February 2002, a notice of a party to a collective agreement, or Party Notice, was filed in the Jerusalem Regional Labor Court by the labor union that represents Bezeq’s employees in the name of all of Bezeq employees.  The applicant alleges that grossed up consideration for tax purposes, the salary component for on-call duty and clothing allowances which were paid to Bezeq’s employees constitute regular pay which forms part of the determining salary of each employee, including for the calculation of payments upon retirement.  The Israeli Attorney General joined the claim.  In April 2006, the Court issued its decision, denying all parts of the Party Notice.  An appeal was filed against the decision, in which it was alleged that the decision is procedurally void, and the hearing was returned, with the consent of the parties and the Attorney General, to the Regional Labor Court.  On February 10, 2010, a new party notice was filed, referring only to the on-call duty component and requesting that the Court determine that such component be included in the hourly rate for the purpose of calculating the remuneration for overtime hours and the redemption of annual leave.  A preliminary hearing has been scheduled for July 2010.

Bezeq is party to the material legal proceedings related to its business discussed below.

●
In September 2000, a lawsuit and motion for certification as a class action were filed against Bezeq in the Tel Aviv District Court.  The amount of the claim is estimated at NIS 103 million ($27.3 million).  According to the plaintiffs, Bezeq unlawfully collected “collection expenses” from its subscribers for bills which were not paid by their due date but were paid within 14 days of their due date, although Bezeq took no collection action until 14 days after the due date.  In March 2010, the District Court certified the lawsuit as a class action.  The plaintiffs are seeking the return of the fee that Bezeq allegedly collected unlawfully, with the class of the claim including all those who were charged collection expenses despite having paid their bill before Bezeq began collections, from March 11, 1999 through December 7, 2006.  Bezeq intends to file a motion for leave to appeal the decision.

●
In January 2002, a lawsuit was filed in the Tel Aviv District Court (in 2007, the lawsuit was transferred to the new Central Region District Court) by an international communications operator against Bezeq and Bezeq International.  The plaintiff is seeking compensation in the amount of NIS 53 million ($14.03) for alleged damages allegedly sustained by that operator due to alleged acts and omissions in connection with the allocation of international calls to the various international call operators in Israel.  In addition, the plaintiff is seeking an order requiring Bezeq to provide certain documents and to prohibit Bezeq from giving allocation priority to Bezeq International.  Alternatively, the operator is seeking restitution of the access fees that it paid to Bezeq.  On January 27, 2009, the plaintiff filed a motion to amend the lawsuit, which if allowed in full, would increase the monetary compensation sought to approximately NIS 77 million ($20.4 million).  The parties were referred to a mediation proceeding and the proceedings are ongoing.

●
In 2003, Bezeq filed a lawsuit in the Tel Aviv Regional Labor Court against the Makefet Fund (a pension fund) for compensation for the alleged breach of agreements between Bezeq and the Makefet Find relating to the calculation of the cost of early retirement of retired employees of Bezeq.  Bezeq is seeking compensation in the amount of approximately NIS 280 million ($74.2 million).  The trial is currently underway and evidence in the lawsuit is being heard.

●
Between 2003 and 2005, three lawsuits were filed in the Central Region District Court by various plaintiffs against Bezeq, the Israeli Broadcasting Authority and the State of Israel, seeking compensation for physical injury and property damage allegedly caused by radiation from the one of Bezeq’s broadcasting stations.  The plaintiffs are seeking compensation for alleged damages of more than NIS 15 million ($3.97 million) in one of the lawsuits, NIS 46 million ($12.2 million) in another and damages are not stated in the third lawsuit.  The plaintiffs in the three lawsuits filed a motion to consolidate the lawsuits.  The Court has ordered the plaintiffs to submit documents and affidavits and has issued a stay of proceedings until after the plaintiffs comply with such order.

●
On December 25, 2005, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, alleging that Bezeq unlawfully collects payment for browsing high-speed Internet while technically it is unable to provide the service in certain areas at the promised speed.  The plaintiffs estimate the amount of the class action at NIS 100 million ($37.7 million) for all subscribers.  On March 6, 2008, the Court certified the lawsuit as a class action in part for a group of subscribers defined in the Court’s decision.  On April 7, 2008, Bezeq filed a motion for leave to appeal the decision of the District Court.  The parties are currently negotiating a settlement arrangement.

●
In May 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court, alleging deception in advertising relating to a charge.  According to the plaintiff, Bezeq deceived the public in its advertisements regarding fees for calls from a Bezeq line to a cellular line and did not disclose that the charge for the calls was made according to segments of 12 seconds.  The plaintiff estimates the amount of the claim, if certified as a class action, at NIS 68.5 million ($18.14 million).  On May 10 2010, the District Court certified the lawsuit as a class action.  On June 9, 2010, Bezeq filed a motion for leave to appeal the decision of the District Court.

●
In November 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq.  The plaintiffs claim that because Bezeq charged customers who connected to its ADSL service a monthly fee rather than a two-monthly fee, they incurred financing losses and expenses.  The plaintiff estimates the amount of the claim, if certified as a class action, at approximately NIS 79 million ($20.92 million).  A hearing in the lawsuit is scheduled for July 2010.  The parties are currently pursuing settlement negotiations.

●
In November 2006, a lawsuit and motion for certification as a class action were filed against Bezeq in the Tel Aviv District Court, alleging that Bezeq unlawfully collected a fee in the event of disconnection due to non-payment of customer bills.  The plaintiff estimates the amount of the claim, if certified as a class action, at approximately NIS 189 million if certified as a class action.  The trial is currently underway and evidence in the lawsuit is being heard.

●
In November 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, HOT, Cellcom, Partner and Pelephone.  The plaintiffs allege that when completing a call made from a cellular line to a landline, if the call is disconnected by the landline call recipient, Bezeq and HOT, both of which are landline operators, delay sending the disconnection signal for about 60 seconds and as a result, the plaintiffs incur a loss which is reflected in air-time costs and call fees.  The plaintiffs are the seeking aggregate compensation of approximately NIS 158 million ($41.85) if the lawsuit is certified as a class action.  In a procedural arrangement reached between the parties, it was determined that the lawsuit would be heard against Bezeq and HOT, while the lawsuit against Cellcom, Partner and Pelephone would be heard as part of a similar lawsuit filed against them in August 2006, as described below.  The hearing on the motion to certify the lawsuit as a class action is underway; the parties have submitted written closing statements and are awaiting the Court’s decision on the motion.

●
In May 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, two former chief executive officers of Bezeq, directors of Bezeq who served during the period relevant to the lawsuit and against Ap.Sb.Ar. Holdings Ltd., which at the time was Bezeq’s controlling shareholder.  The plaintiff, who claims that he had purchased shares of Bezeq in 2006, alleges that the financial statements of Bezeq for fiscal years 2004 and 2005 included false and misleading material information regarding Bezeq’s annual profits, property, plant and equipment and equity, in view of the retroactive write-down of NIS 320 million of property, plant and equipment which was not being used by Pelephone.  The total compensation sought in the lawsuit if certified as a class action amounts to approximately NIS 56.5 million ($15.9 million).  The lawsuit is in preliminary stages of document disclosure and discovery.

●
In September 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, alleging that Bezeq unlawfully collected VAT on interest due to late payments and collection fees.  The total compensation sought in the lawsuit, if certified as a class action, amounts to approximately NIS 114 million ($30.2 million).  The lawsuit is in preliminary stages of document disclosure and discovery.

●
On October 26, 2008, one of the shareholders of DBS initiated arbitration proceedings against Bezeq and another DBS shareholder, alleging that she incurred losses as a result of the conduct of Bezeq and the other DBS shareholder relating to the management of DBS and the use of DBS for promoting purposes not provided for in the shareholders agreement to which she is a party.  The plaintiff is seeking cancellation of the agreement, restitution and compensation in the amount of NIS 160 million ($42.4 million).  The parties are currently in the process of document disclosure and discovery proceedings.

●
In December 2009, a motion was filed in the Tel Aviv District Court by the liquidator of Adanet Business Ltd., or Adanet, which is 50%-held by Bezeq and currently in liquidation proceedings, pursuant to which the Court is requested to order Bezeq and three directors who it appointed to the Adanet board to pay, jointly and severally, the liquidator all the alleged debt of Adanet, amounting to approximately NIS 54 million ($14.3 million), plus statutory linkage and interest commencing November 11, 2003.  According to the liquidator, Bezeq acted knowingly, directly and through the directors it appointed, to ensure the collapse of Adanet and its subsidiaries in order to rid itself of its obligations to Adanet.  Bezeq and the three directors filed motions to strike the liquidator’s motion.  In accordance with Israeli law, the liquidator’s motion and the motions to strike the liquidator’s motion are awaiting the response of the Official Receiver, which is an Israeli statutory office that is a formal party to liquidation proceedings brought before a court in order to oversee the liquidation process.

Pelephone

●
In December 2000, the State of Israel filed a lawsuit in the Tel Aviv District Court, which was subsequently transferred to the Central Region District Court, against Pelephone relating to royalties payable by Pelephone to the State of Israel on Pelephone’s revenues allegedly owed by it to the Sate of Israel for the period from January 1994 until February 1996.  The State is seeking payment in the amount of NIS 260 million ($68.9 million), including principal, linkage differences and interest.  An examination conducted as part of a mediation procedure found that the maximum amount of royalties with respect to Pelephone’s revenues from January 1, 1994 to February 7, 1996 was NIS 118 million ($31.3 million) (before interest, linkage differences and the sum actually paid).  Bezeq undertook to reimburse Pelephone any amount that Pelephone is ordered to pay the State in a final decision for royalties with respect to Pelephone’s revenues for the period from January 1, 1994 to October 10, 1994.  Bezeq’s position is that it already paid such royalties to the State of Israel under a settlement agreement between Bezeq and the State of Israel from November 29, 1995 relating to various matters, including royalty payments.  All proceedings in the lawsuit have been completed and the parties are currently waiting for the Court to render its judgment.

●
In September 2001, a lawsuit was filed in the Ramallah District Court by the General Public Palestinian Communications Company Ltd. against Pelephone and another company.  The plaintiff alleges that Pelephone and the other defendant have unlawfully been operating landline and cellular communication services in the Palestinian Authority, while allegedly the exclusive right to provide such services has been granted to the plaintiff.  The plaintiff is seeking a permanent injunction preventing the defendants from providing such communications services in the areas of the Palestinian Authority, as well as compensation in the amount of NIS 676 million ($179 million) solely from Pelephone.  Pelephone was informed that the Ramallah Court may have given a decision in the lawsuit.  Enforcement of decisions rendered by a court of the Palestinian Authority may only be executed if approved by the Israeli Ministry of Justice.  Pelephone is of the opinion that if such a decision was rendered, it was rendered without jurisdiction.  If an attempt is made to serve the decision for the approval of the Israeli Ministry of Justice or to enforce it in any way whatsoever, Pelephone will act to prevent such approval and/or enforcement.

●
In April 2003, a motion for certification as a class action was filed in the Tel Aviv District Court against the three principal Israeli cellular operators.  The plaintiffs allege that the three cellular companies formed a cartel among themselves for the collection of a high and unfair tariff for text messages during the period of March-June 2002.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 90 million ($23.84 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In August 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner.  The plaintiffs allege that when Bezeq or HOT customers initiate the termination of a call made to the customer from a cellular network there is an excess charge until the call is actually disconnected.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 100 million ($26.5 million).  In a procedural arrangement reached between the parties, it was determined that this lawsuit would be combined with a similar lawsuit filed against the defendants in November 2006, as described above.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In June 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiffs claim that Pelephone misled the subscribers of the New Immigrants Plan with respect to call connection fees.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 239 million ($63.3 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In December 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner.  The plaintiffs claim that the defendants have exposed them to radiation from cellular antennae which were allegedly unlawfully established and as a result, have caused damage to their health.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 1 billion ($377 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiffs claim that Pelephone unlawfully collected amounts from it subscribers for calls to Pelephone’s service centers in connection with “dial-on” calls from the voice mail box and in excess of tariff plans.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 60 million ($15.9 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In July 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court.  The plaintiffs are seeking the refund of amounts which they allege was unlawfully collected from Pelephone’s subscribers in connection with “dial-on” calls from Bezeq’s information service, late payments and for services provided at Pelephone’s service centers, in violation of Pelephone’s license.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 240 million ($63.57 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In July 2009, a lawsuit and motion for certification as a class action were filed in the Central Region District Court.  The plaintiffs are seeking declaratory relief that Pelephone unlawfully saves text messages sent via its network, an order that Pelephone delete the information, an injunction to prevent Pelephone from saving text messages in the future and monetary relief in an amount to be determined by the Court. The hearing on the motion to certify the lawsuit as a class action is underway.

●
In July 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Shamir Systems Ltd., or Shamir, and Unicell Advanced Cellular Solutions Ltd., or Unicell.  The plaintiffs are seeking the refund of amounts allegedly unlawfully collected by the respondents (which are charged through the cellular bill issued by Pelephone) for data services provided by Shamir and Unicell.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 200 million ($53 million).  The plaintiffs are also seeking an order instructing the respondents to discontinue the collection of such amount.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In October 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiff claims that Pelephone is in violation of its license in connection with benefits offered to customers and customer commitment periods.  The plaintiff is seeking compensation in a total amount, if the lawsuit if certified as a class action, of approximately NIS 331 million ($87.7 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In December 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiffs are seeking cancellation and a refund of the exit fee which Pelephone charges subscribers who wish to disconnect from the service during the commitment period.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 50 million ($13.25 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In February 2010, a lawsuit and motion for certification as a class action were filed in the Jerusalem District Court against Pelephone.  The plaintiffs are seeking the refund of amounts that Pelephone allegedly unlawfully collected as a full exit fee from customers who terminated their agreement during the commitment period instead of a proportionate exit fee.  In addition, the plaintiffs are seeking the refund of amounts that Pelephone allegedly unlawfully collected for an exit fee for a basic television package over cellular despite the fact that the package was given to the plaintiff free of charge.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 50 million ($13.25 million).  The plaintiffs are also seeking an order instructing Bezeq to cease collecting such charges.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In March 2010, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone and Cellcom.  The plaintiffs have asserted an adjust enrichment claim against Pelephone on the basis that in alleged violation of its license, Pelephone has allegedly failed to procure insurance covering liability for bodily harm caused by exposure to cellular radiation.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 4.2 billion ($1.11 million), of which NIS 2.1 billion is sought from Pelephone.  The plaintiffs are also seeking an order instructing Pelephone to obtain such insurance.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In May 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone and three other cellular operators.  The plaintiffs claim that the defendants violated their duty to establish cellular antenna sites in the required amount and spread, that they violated their duty to test, repair and provide notice regarding levels of non-ionizing radiation emitted from cellular phones after they have been repaired, and also violated their duty to provide a warning with respect to the hazard involved in the holding of cellular phones.  The plaintiffs are seeking aggregate compensation from Pelephone of approximately NIS 3.68 billion ($ 0.97 billion) and aggregate compensation from the defendants of approximately NIS 12 billion ($ 3.17 billion).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In June 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone.  The plaintiff claims that Pelephone unlawfully charges its customers for several services that were not requested by the customers and transferred customers’ details to third party suppliers without their consent.  The plaintiff is seeking compensation for personal damages in the amount of NIS 958 (approximately $252).  The total amount of the lawsuit if certified as a class action was not indicated in the lawsuit, but the lawsuit estimates it would be hundreds of millions of NIS.  The hearing on the motion to certify the lawsuit as a class action is underway.

Bezeq International

●
The following four lawsuits and motions for certification as a class action were filed against Bezeq International by plaintiffs who claim that Bezeq International’s international calling cards to certain foreign destinations provide less than the amount of time indicated on the cards.  The plaintiffs in each of the lawsuits also allege that Bezeq International unlawfully deducted the time spent when unsuccessfully attempting to call someone from the card and formed a cartel with other international communication companies that raised the prices of calling cards.  The plaintiffs in each of the lawsuits also petitioned the Court to order Bezeq International to cease the foregoing acts.  The hearing in the motions to certify the lawsuits as a class action is underway.  The lawsuits are being heard together in the Tel Aviv District Court, although their proceedings have not formally been consolidated.

m
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International, with respect to international calling cards to Nepal.  The plaintiffs’ are seeking compensation in the aggregate amount of NIS 115 million ($30.5 million), if the lawsuit is certified as a class action.

m
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International with respect to international calling cards to the Philippines.  The plaintiffs’ are seeking compensation in the aggregate amount of NIS 566 million ($151 million), if the lawsuit is certified as a class action.

m
In April 2008, a lawsuit and motion for certification as a class action was filed in the Central Region District Court against Bezeq International with respect to international calling cards to Thailand.  The lawsuit was subsequently transferred to the Tel Aviv District Court.  The plaintiffs are seeking compensation in the aggregate amount of NIS 478 million ($127 million), if the lawsuit is certified as a class action.

m
In June 2008, a lawsuits and motion for certification as a class action was filed in the Tel Aviv District Court against Bezeq International with respect to international calling cards to Thailand.  The plaintiffs are seeking compensation in the aggregate amount of NIS 478 million ($127 million), if the lawsuit is certified as a class action.

●
In July 2008, two lawsuits and motions for certification as a class action were filed in the Tel Aviv District Court against Bezeq International by customers of Bezeq International.  The plaintiffs claim that Bezeq International unlawfully charged customers who were being billed based on a dollar tariff on the basis of a higher dollar exchange rate than the representative dollar exchange rate.  Since the facts and legal arguments in both cases are similar, with the consent of the parties, one of the lawsuits was withdrawn and the first lawsuit filed will be heard.  The lawsuit does not specify the amount claimed, but the plaintiffs estimate the damages to be tens of millions of NIS.  Following a preliminary hearing, the plaintiffs asked the Court to reduce the class action group to those customers of Bezeq International who were originally customers of “Bezeq Zahav.”  The hearing on the motion to certify the lawsuit as a class action is underway.

●
On May 4, 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International.  The plaintiff is seeking reimbursement of excess amounts allegedly unlawfully collected by Bezeq International for services that the plaintiff claims he did not order and for the increase of the rate for Internet access after the first year.  The plaintiff is seeking personal compensation in the amount of NIS 2,800 ($745) and if certified as a class action, in the amount of NIS 216 million ($58 million) for the entire class.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
On January 24, 2010, a lawsuit and motion for certification as a class action were filed in the Central Region District Court against Bezeq International and four other communication licensees.  The plaintiffs are seeking reimbursement of the amounts allegedly unlawfully collection for call made to the technical support call centers.  The total amount of the claim against Bezeq International, if certified as a class action, is NIS 105 million ($28 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

DBS

●
On October 3, 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against DBS.  The plaintiff claims that due to reception disturbances in DBS’s broadcasts in September 2007, daily malfunctions and long interruptions in television broadcasts were caused to DBS’s subscribers and that DBS’s service center was not operational during such time.  The plaintiffs are seeking aggregate compensation of approximately NIS 121 million ($32 million) in the lawsuit, if certified as a class action.  The hearing on the motion to certify the lawsuit as a class action is underway.

Bezeq makes provisions in its financial statements for certain of its legal proceedings in which it is a party. These provisions are aggregated into groups based on the type of activity and claim. As of March 31, 2010, Bezeq has made an aggregate provision of NIS 358 million ($95 million) for its pending litigation. Bezeq believes that as of March 31, 2010, its aggregate additional exposure due to claims filed against companies within the Bezeq group that are unlikely to be realized, amounts to NIS 12.3 billion ($3.25 billion). In addition, Bezeq has not yet assessed additional outstanding claims in the aggregate amount of NIS 233 million ($61.72 million) as of such date.  The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders and do not currently have a dividend distribution policy in place.  Our indirect wholly-owned subsidiary SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2009.

ITEM 9.             THE OFFER AND LISTING

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (from October, 2007) and the TASE (from November 14, 2007):

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2007	$13.11	$11.53	NIS 52.64	NIS 46.59
2008	$12.77	$3.80	NIS 50.85	NIS 13.97
2009	$22.63	$4.96	NIS 85.47	NIS 18.78

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First Quarter	$12.77	$9.02	NIS 50.85	NIS 30.39
Second Quarter	$11.87	$9.72	NIS 40.91	NIS 33.39
Third Quarter	$9.95	$7.29	NIS 35.69	NIS 25.07
Fourth Quarter r	$7.51	$3.80	NIS 25.06	NIS 13.97

2009
First Quarter	$6.34	$4.96	NIS 25.33	NIS 18.78
Second Quarter	$9.04	$5.49	NIS 36.56	NIS 22.79
Third Quarter	$12.30	$8.22	NIS 44.45	NIS 32.26
Fourth Quarter	$22.63	$10.43	NIS 85.47	NIS 38.93

2010
First Quarter	$34.60	$22.50	NIS 125.60	NIS 84.50
Second Quarter (through June 28)	$34.99	$24.81	NIS 127.90	NIS 97.80

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
December 2009	$22.63	$16.59	NIS 85.47	NIS 63.29
January 2010	$25.39	$22.50	NIS 95.03	NIS 84.50
February 2010	$29.96	$24.03	NIS 112.80	NIS 90.00
March 2010	$34.60	$29.26	NIS 125.60	NIS 110.00
April 2010	$34.99	$29.30	NIS 127.90	NIS 114.00
May 2010	$30.39	$24.91	NIS 114.40	NIS 98.04
June 2010 (through June 28)	$27.91	$24.81	NIS 107.60	NIS 97.80

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ordinary shares were listed on the NASDAQ Global Market in connection with our initial public offering on October 30, 2007 and have been traded on the TASE since November 14, 2007.

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

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law, 1999-5759, or the Israeli Companies Law, as B Communications Ltd., registration number 512832742. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract.  In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See Item 6C. “Directors, Senior Management and Employees – Board Practices – Fiduciary Duties; Approval of Related Party Transactions Under Israeli Law.”

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

Dividend and Liquidation Rights.  The holders of the ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares.  Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold.  Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  If we do not meet the profit requirement, we may seek the approval of the court to distribute a dividend.  The court may approve our request if it is convinced that there is no reasonable risk that a distribution might prevent us from satisfying our existing and anticipated obligations as they become due.

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

Exceptional Holdings; Principal Shareholders.  Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  Any such unauthorized acquisition is referred to as “Exceptional Holdings.”  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

In compliance with the Communications Law and Communications Order following our acquisition of the controlling interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order.  Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders.  Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order.  In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings.  If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office will be void.

Under our Articles of Association, any person holding a number of our shares that requires approval under the Communications Order shall notify us, Bezeq, the Prime Minister of Israel and the Israeli Minister of Communications of such holdings in writing, no later than 48 hours from the date of acquiring such holdings.

Our Articles of Association include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital.  Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, no later than 48 hours after becoming a Principal Shareholder, to notify us in writing, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder.  Any person who ceases to be a Principal Shareholder is required, no later than 48 hours thereafter, to notify us in writing of the date on which such person ceased to be a Principal Shareholder. In addition, a Principal Shareholder is required to notify us in writing of any aggregate change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, no later than 48 hours after such change.  In the event a Principal Shareholder fails to provide any required notice, as discussed above, then until such Principal Shareholder provides us with the requisite notice, the Principal Shareholder will not be entitled to any rights in respect of such shares and the provisions of the Communications Order with respect to the exercise of rights underlying Exceptional Holdings will apply, and the undisclosed holdings shall also be deemed “dormant shares,” as defined under the Israeli Companies Law.

Under our Articles of Associations, we are required to notify the Prime Minister of Israel and the Israeli Minister of Communications of any Exceptional Holdings immediately upon becoming aware of such event.  We are also required to notify such Ministers in the event a shareholder becomes a Principal Shareholder and regarding any change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change.

Voting Rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders, subject to the restrictions described above relating to Exceptional Holdings and Principal Shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Ownership or Voting of Ordinary Shares by Non-Residents of Israel.  Shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Israeli Ministry of Finance consents otherwise.

Election of Directors

Our ordinary shares do not have cumulative rights for the election of directors.  Rather, under our articles of association, our directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”  Internet Gold, our controlling shareholder, is able to elect all of our directors other than our outside directors.  For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors - Outside Directors.”  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

Under our Articles of Association, provisions relating to the election and removal of directors who are not outside directors, within the meaning of the Israeli Companies Law, may not be modified without the prior written consent of the Israeli Minister of Communications.

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

Modification of Class Rights

Under the Israeli Companies Law and our articles of association, any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of our company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an ordinary resolution adopted at an extraordinary meeting of such class.

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

In addition, pursuant to the Communications Order, so long as we control Bezeq, any state, corporation controlled by a state or a governmental corporation or a corporation controlled by a governmental corporation cannot control our company.  Ownership of our shares, directly or indirectly, by a governmental corporation requires the prior written approval of the Israeli Prime Minister.  A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq.  Ownership, directly or indirectly, of 5%or more of Bezeq’s outstanding shares or a “significant influence” (as described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense.

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

C.           Material Contracts

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion).  On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers a total of 13 directors.

On November 16, 2009, as part of our acquisition of the controlling interest in Bezeq, we entered into an agreement to sell our legacy Communications Business to a wholly-owned subsidiary of Ampal for NIS 1.2 billion (approximately $318 million).  The transferred assets include, among other things, all of our assets, properties, subsidiaries, inventories, contracts, intellectual property rights, licenses and permits related to and/or used in connection with our legacy Communications Business, excluding certain retained cash and other customary excluded assets and certain indebtedness and other liabilities.  In addition, substantially all of our executive officers and employees employed by us in such business upon the effective date of the sale were hired by Ampal, and we assigned and transferred to Ampal all education funds (“keren hishtalmut”), managers’ insurance policies and/or pension funds, severance pay funds and any other funds that had been reserved or contributed to by us for such transferred employees.  Regulatory approvals for the sale of our legacy Communications Business were obtained from the Israeli Ministry of Communications, Antitrust Commission, Income Tax Authority and the Israeli Court. The sale of our legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

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

Israeli Tax Considerations

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.  The following discussion also summarizes the material Israeli income tax consequences applicable to the purchase, ownership and disposition of our ordinary shares.  This discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment.  Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.  To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax rate was reduced to 25% in 2010.  Corporate tax rates applicable for 2007 and 2008 were 29% and 27%, respectively.

In addition, Israeli companies are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.

In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

On February 26, 2008 the Israeli Parliament enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Effective Period), 2008, in accordance with which the effective period of the Adjustments Law ceased at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law are no longer applied, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the amendment, from the 2008 tax year, income for tax purposes are no longer adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the consumer price index, so that these amounts were adjusted until the end of the 2007 tax year after which they ceased to be linked to the consumer price index.  The effect of the amendment is reflected in the calculation of current and deferred taxes from 2008.

On February 4, 2010, the Israeli Tax Authorities issued a Temporary Order for amendment to the Israeli Income Tax Ordinance for the 2007, 2008 and 2009 tax years, prescribing that accounting under IFRS rules cannot determine taxable income even though the IFRS applies in the financial statements.  The amendment has no effect on our financial statements.

Taxation of Non-Israeli Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price (net of depreciation) which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale.  Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the depreciation of the NIS against such foreign currency.  The real gain is the excess of the total capital gain over the inflationary surplus.  The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed above.

Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

●	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

●	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

Under Israeli law, the capital gain from the sale of shares by non Israeli residents is tax exempt in Israel as long as our shares are listed on the NASDAQ Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers,

●	financial institutions,

●	certain insurance companies,

●	regulated investment companies,

●	investors liable for alternative minimum tax,

●	tax-exempt organizations,

●	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

●	persons who hold the ordinary shares through partnerships or other pass-through entities,

●	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

●	certain expatriates or former long-term residents of the United States,

●	investors that own or have owned, directly, indirectly or by attribution, 10 percent or more of our voting shares, and

●	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

●	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains.  Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or general category income for United States foreign tax credit purposes.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate or from a passive foreign investment company, as discussed below.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Passive Foreign Investment Companies

There is a risk that we may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2009.

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

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you will be required to make an annual return on IRS Form 8621.

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.bcommunications.co.il) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

I.            Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Effects of Currency Fluctuations

Bezeq is exposed to foreign currency effects mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment.  In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the U.S. dollar. The Bezeq group has surplus liabilities over assets in foreign currency.  To hedge its exposure, the Bezeq group makes forward transactions and purchases options against the U.S. dollar.  The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

We pay interest on our short-term credit lines and on our shareholders loan based on the Israeli Prime Rate.  As of December 31, 2009, our outstanding short-term debt consisted of loans from our parent company Internet Gold in the amount of NIS 326 million ($86 million), bearing an average interest rate of 1.52% and short term bank credit in the amount of 448 million ($119 million) bearing an average interest rate of 2.05%.  As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.  Each increase or decrease of one percent in the Israeli Prime Rate will increase or decrease our yearly interest expense by NIS 1 million ($265,000).

In addition, our Series A Debentures (including current maturities) are linked to the Israeli consumer price index.  Each increase or decrease of one percent in the Israeli consumer price index will result in an increase or decrease in our yearly financial expense by NIS 3.2 million ($0.8 million).  We also have marketable securities that are linked to the Israeli consumer price index.

As a result of the NIS 4.4 billion ($1.16 billion) debt we incurred in connection with our acquisition of the controlling interest in Bezeq, of which NIS 2.6 billion ($690 million) is subject to variable interest rates, NIS 1.4 billion ($370 million) is subject to changes in the Israeli consumer price index and NIS 400 million ($106 million) is not subject to variable interest rates or changes in the Israeli consumer price index, and the consolidation of Bezeq’s financial statements beginning in the 2010 second quarter, changes in interest rates and the Israeli consumer price index will have a greater impact on our financial statements.

As of March 31, 2010, Bezeq had debt of NIS 3.48 billion ($920 million) that is subject to variable interest rates and NIS 400 million ($106 million) that is subject to changes in the Israeli consumer price index.

Bezeq’s Exposure to Market Risks

Bezeq is exposed to market risks, mainly as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities.  In 2009, Bezeq acted in accordance with a financial exposure management policy adopted by its Board of Directors.  Pursuant to that policy, Bezeq takes partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to changes in the Israeli consumer price index and foreign currency exchange rates.  Bezeq monitors and reviews the Bezeq group’s exposure management every month, including, when necessary, making recommendations for change, if required, in the exposure management.

Bezeq has a significant surplus of liabilities for consumer price index linked assets, and the bulk of its financial exposure stems from the risk of a rise in inflation.  The rate of inflation also affects Bezeq’s operating income and operating expenses in the course of the year.  In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the consumer price index.  As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

Bezeq’s exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs.  Most of Bezeq’s debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

Bezeq has investments in negotiable bonds that are stated in its books at their market value.  This market value is influenced by changes in the interest rates in the economy.  In addition, a change in the NIS exchange rate constitutes economic exposure that can affect Bezeq’s future profit and cash flows, mainly the repayment of currency-linked liabilities and payments for currency-linked purchases of equipment and raw materials.

The cash flow generated by Bezeq’s operations is used partially for investment in equipment.  The prices of the equipment are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices.  Bezeq does not hedge against this exposure.  Bezeq is also exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure.  In deploying its new generation network, Bezeq removes copper cables previously used to provide its services and sells the cooper from such cables, and the prices received are subject to the volatility of the copper market.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 6,990,000 of our ordinary shares in our initial public offering on October 30, 2007.  The aggregate offering price of the shares sold was $83.9 million.  The total expenses of the offering were approximately $8.0 million.  None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.  The net public offering proceeds to us, after deducting the total expenses were approximately $77.7 million.  Such proceeds were initially used to repay $24.3 million of short-term debt and the payment of $262,000 to a former minority shareholder as contingent purchase price consideration.  As of December 31, 2009, we had NIS 1,038 million ($275 million) in cash, cash equivalents and short-term investments.

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16.                [RESERVED]

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Anat Winner, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B.             CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  Our code of ethics is available for viewing on our website at www.bcommunications.co.il.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by Independent Public Accountants

The following table sets forth, for the years ended December 31, 2008 and 2009, the fees billed to us by our principal independent registered public accounting firm.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2008	2009
	(NIS in thousands)
Audit (1)	924	1,482
Tax	-	-
Total	924	1,482

______________
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2008, our Board of Directors authorized the repurchase of up to NIS 38 million or $10 million of our ordinary shares in the open market from time to time at prevailing market prices.  We did not repurchase any of our ordinary shares in 2008.  As of December 31, 2009, we had repurchased 19,230 ordinary shares under the program at a total purchase price $114,743, or an average price of $6.00 per share.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase program, the maximum number of shares that may yet be purchased under the program.

Period in 2009	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	4,430	$5.44	4,430	9,975,901
February	800	$5.89	5,230	9,971,189
March	3,300	$5.20	8,530	9,954,029
April	3,800	$6.15	12,330	9,930,659
May	6,900	$6.58	19,230	9,885,257

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Listing Rule 5615(c)(1), since Internet Gold holds more than 50% of our voting power.  Under NASDAQ Listing Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Listing Rule 5605:

●
The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under the NASDAQ Listing Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

●
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

●
The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.  Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders;

If the “controlled company” exemptions cease to be available to us under the NASDAQ Listing Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Listing Rules and Home Country Practice

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

PART III

ITEM 17.                FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                FINANCIAL STATEMENTS

ITEM 19.                EXHIBITS

Index to Exhibits

            Exhibit                  Description

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant

2.1	Specimen of Ordinary Share Certificate. (1)

4.1	Trust Deed between the Registrant and Shiff Hezenfortz Trustees (2004) Ltd. dated March 8, 2007. (1)

4.2	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007 (1)

4.3	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd. (1)

4.4	Share Purchase Agreement dated October 25, 2009, between the Registrant and Ap.Sb.Ar. Holdings Ltd.

4.5	First Amendment to the Share Purchase Agreement dated as of March 28, 2010, between B Communications (SP2) Ltd. and Ap.Sb.Ar. Holdings Ltd.

4.6	Asset Purchase Agreement dated November 16, 2009, between Ampal Communication 2010 Ltd., the Registrant and Merhav Ampal Energy Ltd., as Guarantor (2)

4.7	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communication to members of the Eurocom Group on April 13, 2010

4.8
English translation of Credit Agreement dated February 11, 2010 between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as Lenders)

4.9	English translation of Loan Agreement dated February 18, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group

4.10
English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassa Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders)

4.11
English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group

4.12	2007 Equity Incentive Plan. (1)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm
_________________
(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Previously filed as Exhibit 99.2 to Registrant’s Report on Form 6-K for the month of May 2010 submitted to Securities and Exchange Commission on May 24, 2010, and incorporated herein by reference

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
B Communications Ltd. (formerly: 012 Smile.Communications Ltd.):

We have audited the accompanying consolidated statements of financial position of B Communications Ltd. (formerly: 012 Smile.Communications Ltd.) and its subsidiary (hereinafter - “the Company”) as at January 1, 2008, December 31, 2008 and 2009 and the consolidated statements of income, consolidated statements of comprehensive income, consolidated changes in equity and consolidated cash flows, for the years ended December 31, 2008 and 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at January 1, 2008, December 31, 2008 and 2009, and its consolidated results of operations and cash flows, for the years ended December 31, 2008 and 2009 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s annual consolidated financial statements for 2008 were previously prepared in conformity with U.S. generally accepted accounting principles. As more fully described in Note 2A to the consolidated financial statements, the Company elected in 2009, to change the basis of accounting used in preparing its financial statements for it to be in conformity with IFRS as issued by the IASB.  Consequently, the Company’s annual prior year financial statements for 2008, referred to above, are now being presented in accordance with IFRS as issued by the IASB.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars (“dollars”) solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels (“NIS”) have been translated into dollars on the basis set forth in Note 2E to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
June 30, 2010

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statements of Financial Position as at

(In thousands)

					Convenience
					translation into
					U.S. dollars
		January 1	December 31		(Note 2)
		2008	2008	2009	2009
	Note	NIS	NIS	NIS	US$
Assets
Cash and cash equivalents	7	229,895	60,652	939,668	248,919
Marketable securities	8	-	76,742	98,641	26,130
Trade receivables	9	194,964	203,009	-	-
Parent company receivable	27	6,553	-	769	204
Related parties receivables	27	2,161	-	3,552	941
Other receivables	9	19,804	23,038	3,682	974
Assets classified as held-for-sale	6	-	-	1,362,279	360,869

Total current assets		453,377	363,441	2,408,591	638,037

Long-term trade receivables	9	3,460	6,350	-	-
Marketable securities	8	-	152,020	-	-
Property and equipment	10	134,112	137,407	-	-
Intangible assets	11	644,621	625,937	-	-
Employee benefit assets	18	12,311	10,034	-	-
Deferred expenses	12	288,653	284,581	-	-
Deferred tax assets	19	-	1,271	924	245

Total non-current assets		1,083,157	1,217,600	924	245

Total assets		1,536,534	1,581,041	2,409,515	638,282

The accompanying notes are an integral part of these consolidated financial statements.

 B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statement of Financial Position as at (cont’d)

(In thousands)

					Convenience
					translation into
					U.S. dollars
		January 1	December 31		(Note 2)
		2008	2008	2009	2009
	Note	NIS	NIS	NIS	US$
Liabilities
Current maturities of long-term liabilities and short-term bank credit	13	5,965	2,797	447,679	118,590
Current maturities of debentures	15	-	96,498	72,208	19,128
Loans from parent company	27	105,733	111,344	325,569	86,243
Trade payables	14	164,535	141,055	-	-
Other payables	14	58,688	65,848	2,600	689
Parent company payables	27	1,103	1,410	3,676	974
Related parties payables	27	-	2,228	-	-
Current tax liabilities		26,527	22,182	24,052	6,371
Deferred income		3,833	3,742	-	-
Liabilities classified as held-for-sale	6	-	-	270,394	71,628
Total current liabilities		366,384	447,104	1,146,178	303,623

Debentures	15	435,496	384,287	342,180	90,644
Long-term liabilities		23,291	143	-	-
Deferred tax liabilities	19	629	-	-	-
Total non-current liabilities		459,416	384,430	342,180	90,644

Total liabilities		825,800	831,534	1,488,358	394,267

Equity	21
Share capital		2,536	2,536	2,536	672
Share premium		611,615	611,615	617,865	163,673
Treasury shares		-	-	(468)	(124)
Capital reserve for financial assets available-for-sale		-	(13,549)	990	262
Retained earnings		96,583	148,905	300,234	79,532
Total equity		710,734	749,507	921,157	244,015

Total liabilities and equity		1,536,534	1,581,041	2,409,515	638,282

/s/ Stella Handler Stella Handler Chief Executive Officer (Until January 31, 2010)	/s/ Doron Ilan Doron Ilan Chief Financial Officer (Until January 31, 2010)

Date of approval of the financial statements: June 30, 2010

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statements of Income for the Year Ended December 31

(In thousands, except share data)

				Convenience
				translation into
				U.S. dollars
				(Note 2)
		2008	2009	2009
	Note	NIS	NIS	US$

Revenues		1,106,203	1,173,094	310,753

Cost and expenses
Depreciation and amortization		112,027	97,367	25,793
Salaries	23	161,556	157,876	41,821
General and operating expenses	24	693,773	748,915	198,388
Other operating expenses		6,705	2,448	648

		974,061	1,006,606	266,650

Operating income		132,142	166,488	44,103

Finance expense		65,083	48,800	12,927
Finance income		(8,039)	(84,827)	(22,470)

Finance expense (income), net	25	57,044	(36,027)	(9,543)

Income before income tax		75,098	202,515	53,646
Income tax	19	22,333	55,215	14,626

Net income for the year		52,765	147,300	39,020

Earnings per share
Basic and diluted earnings per share	26	2.08	5.81	1.54

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statements of Comprehensive Income for the year ended December 31

(In thousands)

				Convenience
				translation into
				U.S. dollars
				(Note 2)
		2008	2009	2009
	Note	NIS	NIS	US$
Net income for the year		52,765	147,300	39,020
Net change in fair value of available-for- sale financial assets		(20,633)	53,990	14,302
Net change in fair value of available-for-sale financial assets transferred to profit or loss		2,568	(34,604)	(9,166)
Defined benefit plan actuarial losses, net	18	(5,163)	(1,237)	(328)
Income tax on other comprehensive income	19	5,807	(4,537)	(1,202)

Total comprehensive income for the year		35,344	160,912	42,626

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statements of Changes in Equity

(in thousands except share data)

	Share capital
					Capital			Convenience
					reserve for			translation
					financial assets			into
	Number of Shares(1)	Amount	Share premium	Treasury Shares	available-- for-sale	Retained earnings	Total	US dollars (Note 2)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2008	25,360,000	2,536	611,615	-	-	96,583	710,734

Changes during 2008:
Share-based compensation	-	-	-	-	-	3,429	3,429
Other comprehensive income	-	-	-	-	(13,549)	(3,872)	(17,421)
Net income for the year	-	-	-	-	-	52,765	52,765
Balance as at December 31, 2008	25,360,000	2,536	611,615	-	(13,549)	148,905	749,507

Balance as at January 1, 2009	25,360,000	2,536	611,615	-	(13,549)	148,905	749,507	198,545

Changes during 2009:
Share-based compensation	-	-	-	-	-	4,956	4,956	1,313
Treasury shares at cost	(19,230)	-	-	(468)	-	-	(468)	(124)
Contributions by parent company and ultimate parent company	-	-	6,250	-	-	-	6,250	1,656
Other comprehensive income	-	-	-	-	14,539	(927)	13,612	3,605
Net income for the year	-	-	-	-	-	147,300	147,300	39,020
Balance as at December 31, 2009	25,340,770	2,536	617,865	(468)	990	300,234	921,157	244,015

(1)           Net of shares held by the Company.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statements of Cash Flows for the Year Ended December 31

(In thousands)

			Convenience
			translation into
			U.S. dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Cash flows from operating activities
Net income for the year	52,765	147,300	39,020

Adjustments for:
Depreciation	43,095	32,478	8,603
Amortization of intangible assets	42,299	40,746	10,794
Amortization of deferred expenses	26,633	24,143	6,395
Gain on redemption of Company’s debentures	(3,052)	-	-
Finance expenses (income), net	74,882	(40,714)	(10,785)
Share-based compensation	3,429	4,956	1,313
Changes in employee benefits	(2,886)	(4,281)	(1,134)
Income tax expense	22,333	55,214	14,626
	206,733	112,542	29,812
Changes in operating assets and liabilities:
Increase in trade receivables	(10,935)	(13,881)	(3,677)
Increase (decrease) in other receivables	(3,234)	11,218	2,972
Increase (decrease) in trade payables	(22,702)	15,343	4,064
Decrease in other payables	7,159	5,708	1,512
Parent company payables and related parties, net	11,249	674	179
Changes in deferred income	(91)	352	93
Income tax paid, net	(23,301)	(29,971)	(7,939)
	(41,855)	(10,557)	(2,796)

Net cash provided by operating activities	217,643	249,285	66,036

Cash flows from investing activities
Purchase of property and equipment	(47,167)	(45,626)	(12,086)
Investment in intangible assets and deferred expenses	(46,176)	(112,466)	(29,792)
Investment in marketable securities	(358,224)	(236,844)	(62,740)
Proceeds from sales of marketable securities	100,417	451,202	119,524
Interest received	5,890	6,992	1,852

Net cash (used in) provided by investing activities	(345,260)	63,258	16,758

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In thousands)
			Convenience
			translation into
			U.S. dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Cash flows from financing activities
Short-term bank credit, net	(2,407)	447,679	118,590
Redemption of Company’s debentures	(15,913)	-	-
Loans from parent company	-	217,500	57,616
Repayment of debentures	-	(54,635)	(14,473)
Payment of long-term liabilities	(3,274)	(3,133)	(830)
Interest paid	-	(45,325)	(12,007)
Purchase of treasury shares	-	(468)	(124)

Net cash (used in) provided by financing activities	(21,594)	561,618	148,772

Net increase (decrease) in cash and cash equivalents	(149,211)	874,161	231,566
Cash and cash equivalents as at the beginning of the year	229,895	60,652	16,067
Effect of exchange rate fluctuations on cash and
cash equivalents	(20,032)	5,789	1,533

Cash and cash equivalents as at the end of the year (1)	60,652	940,602	249,166

(1)	As at December 31, 2009, NIS 934 is presented under assets classified as held-for-sale.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 1 - Reporting Entity

B Communications Ltd. (Formerly: 012 Smile Communications Ltd.) (hereinafter - the Company) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2009 comprise the Company and its subsidiary (together referred to as the Group). The Company is a directly held subsidiary of Internet Gold - Golden Lines Ltd. (hereinafter - IGLD, Internet-Gold or the Parent Company) and its indirect controlling shareholder is Eurocom Communications Ltd. (hereinafter - Eurocom). As at December 31, 2009, the Group was a communications service provider in Israel, focused on offering broadband and traditional voice services to residential and business customers, as well as to domestic and international communications services providers or carriers. The securities of the Company are registered for trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

In January 2010, the Company completed the sale of its legacy communication business to a wholly-owned subsidiary of Ampal-American Israel Corporation (hereinafter - Ampal), which sale was effective as at January 1, 2010. For more details see Note 6.

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Ltd.’s (hereinafter - Bezeq) outstanding shares and became the controlling shareholder of Bezeq.  For more details see Note 30.

Note 2 - Basis of Preparation

A.           Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the IASB. These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1, “First-time Adoption of International Financial Reporting Standards”, has been applied. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 29.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on June 30, 2010.

B.	Early adoption of amendment to IAS 1, Presentation of Financial Statements, Presentation of the statement of changes in shareholders' equity

As from January 1, 2008 the Company early adopted the amendment to IAS 1, Presentation of Financial Statements, which was issued in the framework of annual improvements to IFRSs 2010, pursuant to which the Company presents in the statement of changes in shareholders’ equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, comprehensive income, and transactions with the owners in their capacity as owners. The Company provides disclosure for the said reconciliation with separate disclosure for each change resulting from each component of comprehensive income as part of the notes to the annual consolidated financial statements.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

C.           Functional and presentation currency

These consolidated financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand.

D.           Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, financial instruments at fair value through profit or loss and financial instruments at fair value classified as available-for-sale.

The Company’s net obligation in respect of a defined benefit plan for post-retirement benefits is recognized as the net total of the present value of the defined benefit obligation, less the fair value of the plan assets and less the cost past service cost not yet recognized.

The Company’s held-for-sale assets are stated at the lower of carrying amount and fair value less estimated selling costs.

E.           Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2009, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2009 (NIS 3.775 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRSs translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F.           Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates and judgments in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are described:

•
Employee benefits - The present value of employee post retirement benefits depends on several factors that are determined on an actuarial basis using assumptions. The assumptions used in determining the net expense (income) in respect of such benefits include the long-term yield rate of the plan assets, the rate of future salary rises and the discount rate. Any change in these assumptions affects the carrying amount of the liability for employee benefits.

The Company determines the discount rate at every year-end. The discount rate is used to discount the future anticipated cash flows for the settlement of the liability. In determining the discount rate, the Company takes into consideration the interest rates of Israeli Government bonds that have maturity dates approximating the terms of the Company’s obligations.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

F.           Use of estimates and judgments (cont’d)

•
Contingent liabilities - When assessing the possible outcomes of legal claims that were filed against the Group, the Group relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

•
Impairment of assets - the Company examines on every reporting date whether there have been any events or changes in circumstances which would indicate impairment of one or more non-monetary assets. When there are indications of impairment, it examines whether the carrying amount of the investment can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision up to the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset. Changes in these estimates may result in material changes to the carrying amounts of the assets and to the results of operations.

—
Trade receivables - The financial statements include an impairment loss in trade and other receivables which properly reflect according to management’s estimation, the potential loss from non-recoverable amounts. The Company provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

—
Share based compensation - Options granted to employees are measured using a Black-Sholes model. The expected life used on the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. See also Note 22.

—	Deferred taxes - The Company records deferred tax assets and liabilities based on estimates and assumptions about future taxable income and future tax consequences.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in conformity of U.S. generally accounting policies (US GAAP).

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS statement of financial position as at January 1, 2008 for the purposes of the transition to IFRSs, as required by IFRS 1, unless otherwise indicated.

A.           Basis of consolidation

These consolidated financial statements include consolidation of the Company and its fully owned subsidiary 012 Telecom Ltd. All intercompany transactions and balances were eliminated upon consolidation.

In respect of acquisition prior to January 1, 2008, goodwill represents the amount recognized under the Company’s previous GAAP (US GAAP).

B.           Foreign currency transactions

Transactions in foreign currencies are translated to the NIS at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to NIS at the exchange rate at that date.

C.	Financial instruments

Financial instruments are recognized when the Company enters into the contractual terms of the instruments. Financial instruments are initially measured at fair value. Financial assets are derecognized when the contractual rights of rights of the Company to the cash flows deriving from the financial asset expire, or when the Company transfers the financial asset to others without retaining control in the assets, or transfers all the risks and rewards deriving from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, that is the date in which the Company is obligated to sell or purchase the asset. Financial liabilities are derecognized when the Company’s contractual obligations expire, or when it is settled or cancelled.

(1)           Non-derivative financial assets

Non-derivative financial assets are comprised of financial assets at fair value through profit or loss, loans and receivables and available-for-sale securities.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

C.           Financial instruments (cont’d)

(1)           Non-derivative financial assets (cont’d)

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not traded on an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents comprise cash balances available for immediate use and call deposits with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

C.           Financial instruments (cont’d)

(2)           Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company’s non-derivative financial liabilities are comprised of debentures, long-term liabilities, trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(3)           Derivative financial instruments

The Company holds derivative financial instruments which were not designated in a qualifying hedge relationship to hedge its foreign currency exposures.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(4)           CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, are remeasured every period in accordance with the actual increase in the CPI.

(5)           Share capital

Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Treasury shares
When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, and is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is carried to share premium.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

D.	Property and equipment

(1)           Recognition and measurement

Property and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major parts of a property and equipment item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment items are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment, and are recognized net within other income in profit or loss.

(2)           Subsequent costs

The cost of replacing part of a property and equipment item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

(3)           Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:

%
— Network equipment and computers	15-33
— Furniture and office equipment	7-15
— Motor vehicles	15
— Leasehold improvements	shorter of the lease term or the useful lives of the assets (mainly 10 years)

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

E.           Intangible assets

(1)           Goodwill and brand name

Goodwill and brand name arises upon the acquisition of 012 Golden Lines Ltd., on December 31, 2006.

In respect of acquisitions prior to January 1, 2008 (the date of transition to IFRS), goodwill and brand name represent their deemed costs which represent the amounts recorded under previous GAAP.

Subsequent recognition

Goodwill and brand name are measured at cost less accumulated impairment losses.

(2)           Other intangible assets

Other intangible assets that are acquired by the Company and have infinite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(3)           Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(4)           Amortization

Amortization is recognized in profit or loss on a straight-line basis, (except customer relationship), over the estimated useful lives of the intangible assets, other than goodwill and brand name, from the date they are available for use. Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship.

The estimated useful lives for the current and comparative periods are as follows:

— Licenses	20	years
— Subscriber acquisition costs	1-3	years
— Customer relationships	8-10	years
— Capitalized software costs	5	years

The estimates regarding the amortization method and useful life are reassessed at each reporting date and adjusted if appropriate.

The Company examines the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

F.           Deferred expenses

Deferred expenses consist of right of use (ROU) of international fiber optic cables and are amortized on a straight-line basis over the relevant term of the service agreement which range from 15-20 years.

G.           Impairment

(1)           Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial assets is impaired if objective evidence indicates that a loss has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

(2)           Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and brand name that have indefinite useful lives, the recoverable amounts are estimated each year and on the same date.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

G.           Impairment (cont’d)

(2)           Non-financial assets (cont’d)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.           Non-current assets held-for-sale

Non-current assets (or a group of assets and liabilities held for disposal) that are expected to be recovered primarily through sale rather than through continuing use are classified as held-for-sale. Immediately before classification as held-for-sale, the assets (or components of a disposal group) are remeasured in accordance with the Company’s accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis. No losses are allocated to financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with the Company’s accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

I.           Employee benefits

(1)           Post-employment benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

(a)           Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which services are rendered by employees.

(b)           Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on Government bonds denominated in the same currency, that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in benefit for the Company, the recognized assets is limited up to total of any unrecognized past service cost and the present value of economic benefits available in the form of a refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan.  An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When in the framework of a minimum contribution requirement, there is an obligation to pay additional amounts for services that were provided in the past, the Company recognizes an additional obligation (increases the net liability or decreases the net asset), if such amounts are not available as an economic benefit in the form of a refund from the plan or the reduction of future contributions.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company recognizes all actuarial gains and losses arising from defined benefit plans directly in retained earnings.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

I.             Employee benefits

(2)           Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(3)           Share-based payment transactions

The grant date fair value of options granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

J.           Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Legal claims
A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

K.           Revenue

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services. Revenue is recognized when the services are provided, the amount of revenue can be measured reliably and recovery of the consideration is probable.

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

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

K.           Revenue (cont’d)

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband, as deferred income until such related services are provided.

The Company also offers value-added services including web faxing services, anti-spam and anti-virus protection. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers and all other revenue recognition criteria are met.

In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis.

L.           Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease.

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

M.           Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Changes in fair value of financial assets that are presented in fair value through profit or loss include dividends and interest income.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

M.           Finance income and expenses (cont’d)

Finance expenses comprise interest expense on borrowings, changes in time value of provisions, changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on financial assets. All borrowing costs, which are not discounted, are recognized in profit or loss using the effective interest method. Foreign currency gains and losses are reported on a net basis.

N.           Income tax

Income tax expense is comprised of current and deferred tax. Current and deferred tax expenses are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

O.           Earnings per share

The Company presents basic and diluted earnings per share (hereinafter - EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise from share options granted to employees.

P.           Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s Chief Operating Decision Maker (hereinafter - CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

P.           Segment reporting (cont’d)

The Company has decided to early adopt the amendment to IFRS 8, operating segments, which was published as part of the 2009 Improvements to IFRSs project, according to which information about segments assets is required only if such information is reported regularly to the Company’s CODM.

Q.           Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. The difference between the fair value and the consideration from the transaction was recorded against share premium.

R.           New standards and interpretations not yet adopted

In the framework of the 2009 Improvements to IFRSs project, in April 2009 the IASB published and approved 15 amendments to various IFRS on a wide range of accounting issues. The amendments shall apply to periods beginning on or after January 1, 2010 and permit early adoption, subject to the specific conditions of each amendment. Presented hereunder are the amendments that may be relevant to the Company and are expected to have an effect on the financial statements:

•
Amendment to IAS 39, Financial Instruments: Recognition and Measurement - Scope exemption for business combination contracts. The Amendment clarifies that the scope exemption in IAS 39 is restricted to forward contracts between an acquirer and a seller with respect to the sale or acquisition of a controlled entity, in a business combination at a future acquisition date. In addition, the term of the forward should not be longer than the period normally necessary for obtaining the approvals required for the transaction. The Amendment is to be applied prospectively to all unexpired contracts for annual periods beginning on or after January 1, 2010. The Company examines the effect that the Amendment may have on its financial statements.

•
IFRS 9, Financial Instruments. This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter - IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

R.           New standards and interpretation not yet adopted (cont’d)

Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. The Standard removes financial liabilities from its scope.

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods. The Standard is expected to impact the classification and measurement of financial assets. The extent of the impact has not yet been determined.

•
Amendment to IAS 36, Impairment of Assets - Unit of accounting for goodwill impairment test. In accordance with the Amendment, for purposes of impairment testing the largest cash-generating unit to which goodwill should be allocated is the operating segment level as defined in IFRS 8 before applying the aggregation criteria in Paragraph 12 of IFRS 8. The Amendment is to be applied prospectively for annual periods beginning on or after January 1, 2010.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 - Determination of Fair Values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.           Marketable securities

Equity and debt securities classified as available-for-sale are measured using quoted market prices at the reporting date.

B           Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows discounted at the market rate of interest at the reporting date.

C.           Derivatives

The fair value of foreign currency forward contracts is based on quoted prices and market observable data of similar instruments.

The fair value of derivative option contracts to receive loans at “risk free” or lower rates from IGLD and Eurocom (see Note 27 for further details) are based on valuation performed by an external valuation services firm. The value of the options was calculated according to Black-76 model which is log-normal forward model.

D.           Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date, except for debenture that are stated for disclosure purpose at quoted market price at the reporting date.

E.           Share-based payment transactions

The fair value of employee share options is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 - Segment Reporting

The Company has two reportable segments, as described below. The following summary describes the operations in each of the Company’s reportable segments:

•
Broadband services - include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, server hosting and a WiFi network of hotspots across Israel.

•	Traditional voice services - include incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

The majority of the Company's property and equipment is utilized by both segments and therefore is not allocated between these segments.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the CODM. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Unallocated expenses represent sales, marketing, general and administrative expenses that are utilized by both segments and therefore are not allocated between the segments.

Year ended December 31, 2009

				Convenience
				translation into
		Traditional		U.S dollars
	Broadband	Voice	Total	(Note 2)
	NIS	NIS	NIS	US $
Total revenue	609,327	563,767	1,173,094	310,753

Segment profit	273,686	95,661	369,347	97,840

Unallocated expenses			202,859	53,737
Operating income			166,488	44,103

Finance expenses			48,800	12,927
Finance income			(84,827)	(22,470)

Income before income taxes			202,515	53,646

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 - Segment Reporting (cont'd)

Year ended December 31, 2008

		Traditional
	Broadband	Voice	Total
	NIS	NIS	NIS
Total revenue	548,979	557,224	1,106,203

Segment profit	241,083	113,482	354,565

Unallocated expenses			222,423
Operating income			132,142

Finance expenses			65,083
Finance income			(8,039)

Income before income taxes			75,098

Note 6 - Assets and Liabilities Classified as Held-for-Sale

On October 25, 2009, the Company entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of NIS 6.5 billion.

As part of the Company's decision to acquire the control share in Bezeq, and as a result of Israeli regulatory requirements, the Company has determined to sell its communications business. Such decision was made independently without relation to whether to Bezeq transaction would be completed.

As a result of the abovementioned, as from October 25, 2009, the Company's legacy communications business has been classified as "held-for-sale ".

On November 16, 2009, the Company entered into an agreement to sell its legacy communications business to a subsidiary of Ampal for NIS 1.2 billion. The transferred assets include, among other things, all of its assets, properties, subsidiary, contracts, intellectual property rights, licenses and permits related to and/or used in connection with its legacy communications business. In addition, substantially all of its executive officers and employees employed in such business, upon the effective date of the sale were hired by Ampal.

Regulatory approvals for the sale of its legacy communications business obtained from the Israeli Ministry of Communications, Antitrust Commission, Income Tax Authority and the Israeli Court. The Company completed the sale of its legacy communications business to Ampal, effective as at January 1, 2010.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 6 - Assets and Liabilities Classified as Held-for-Sale (cont’d)

Assets classified as held-for-sale:
			Convenience
			translation into
		December 31	U.S dollars
	Note	2009	(Note 2)
		NIS	US $
Cash and cash equivalents	7	934	247
Trade and other receivables	9	225,118	59,634
Long-term trade receivables	9	6,260	1,658
Property and equipment	10	158,794	42,065
Intangible assets	11	631,145	167,191
Employee benefits	18	13,078	3,464
Deferred expenses	12	326,950	86,610

		1,362,279	360,869

Liabilities classified as held-for-sale:

			Convenience
			translation into
		December 31	U.S dollars
	Note	2009	(Note 2)
		NIS	US $
Trade and other payables	14	233,593	61,879
Deferred income		4,094	1,085
Related parties payables		2,422	641
Current maturities of long-term liabilities		149	40
Deferred tax liabilities	19	30,136	7,983

		270,394	71,628

Note 7 - Cash and Cash Equivalents

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
Bank balances	23,644	9,101	7,962	2,109
Demand deposits	206,251	51,551	932,640	247,057

Cash and cash equivalents (1)	229,895	60,652	940,602	249,166

(1)           As at December 31, 2009 NIS 934 presented under assets classified as held-for-sale.

The Company’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 17.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 8 - Marketable Securities

Breakdown according to category of financial asset

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Current investments
Investments held for trading:
Corporate debt securities	76,742	37,694	9,985
Governmental debt securities	-	41,928	11,107
Available-for-sale financial assets:
Corporate debt securities	-	19,019	5,038

	76,742	98,641	26,130

Non-current investments
Available-for-sale financial assets:
Corporate debt securities	105,830	-	-
Equity securities	46,190	-	-

	152,020	-	-

	228,762	98,641	26,130

The Company’s exposure to credit, currency and interest rate risks is also disclosed in Note 17.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 9 - Trade and Other Receivables

A.           Composition of trade and other receivables

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
Trade receivables
Outstanding debts, net	91,169	103,289	95,146	25,204
Credit cards and checks receivables	46,925	37,908	60,446	16,012
Income receivable	56,870	61,812	61,388	16,262
Total trade receivables (1)	194,964	203,009	216,980	57,478

Other receivables
Prepaid expenses	11,186	13,249	5,090	1,348
Other receivables	8,618	9,789	6,730	1,783
Total other receivables (2)	19,804	23,038	11,820	3,131

Long-term trade receivables (1)	3,460	6,350	6,260	1,658

	218,228	232,397	235,060	62,268

(1)	As at December 31, 2009 presented under assets classified as held-for-sale.
(2)	As at December 31, 2009 presented under assets classified as held-for-sale, except for NIS 3,682 presented under other receivables.

B.           Change in provision for doubtful debts during the year

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Balance at January 1	12,294	12,730	3,372

Provision	5,714	6,456	1,711

Recognition of bad debts	(5,278)	(4,147)	(1,099)

Balance at December 31 (1)	12,730	15,039	3,984

(1)	As at December 31, 2009 presented under assets classified as held-for-sale.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 - Property and Equipment

						Convenience
		Network				translation
		equipment	Furniture			into
	Motor	and	and office	Leasehold		U.S. dollars
	vehicles	computers	equipment	improvements	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	US$
Cost as
at January 1, 2008	848	204,130	33,273	39,518	277,769
Additions	-	40,562	1,014	4,814	46,390
Balance as at
December 31, 2008	848	244,692	34,287	44,332	324,159

Balance as at
January 1, 2009	848	244,692	34,287	44,332	324,159	85,870
Additions	-	50,533	2,696	636	53,865	14,269
Transfer to assets
classified as
held-for-sale (1)	(848)	(295,225)	(36,983)	(44,968)	(378,024)	(100,139)

Balance as at
December 31, 2009	-	-	-	-	-	-

(1)	See Note 6.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 - Property and Equipment (cont’d)

						Convenience
		Network				translation
		equipment	Furniture			into
	Motor	and	and office	Leasehold		U.S. dollars
	vehicles	computers	equipment	improvements	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	US$
Depreciation and
impairment losses
Balance as at
January 1, 2008	328	108,655	22,495	12,179	143,657
Depreciation for the
year	90	37,530	1,367	4,108	43,095
Balance as at
December 31, 2008	418	146,185	23,862	16,287	186,752
Balance as at
January 1, 2009	418	146,185	23,862	16,287	186,752	49,471
Depreciation for the
year	66	26,469	1,718	4,225	32,478	8,603
Transfer to assets
classified as
held-for-sale (1)	(484)	(172,654)	(25,580)	(20,512)	(219,230)	(58,074)

Balance as at December 31, 2009	-	-	-	-	-	-

Carrying amounts
As at January 1, 2008	520	95,475	10,778	27,339	134,112

As at December 31, 2008	430	98,507	10,425	28,045	137,407

As at December 31, 2009 (1)	-	-	-	-	-	-

(1)	See Note 6.

Acquisition of Property and equipment on credit

During the year ended December 31, 2009, the Company acquired property and equipment on credit in the amount of NIS 20,525 (2008: NIS 12,286).

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets

									Convenience
				Subscribers					translation
			Customer	acquisition	Computer				into US dollars
	Goodwill	Brand name	relationship	costs	software	Licenses	Other	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Cost
Balance as at January 1, 2008	411,171	90,213	144,859	-	35,821	4,031	12,392	698,487
Additions	-	-	-	3,815	16,764	-	3,036	23,615
Balance as at December 31, 2008	411,171	90,213	144,859	3,815	52,585	4,031	15,428	722,102

Balance as at January 1, 2009	411,171	90,213	144,859	3,815	52,585	4,031	15,428	722,102	191,285
Additions	-	-	-	30,480	15,436	-	38	45,954	12,173
Transfer to assets classified as held-for-sale (1)	(411,171)	(90,213)	(144,859)	(34,295)	(68,021)	(4,031)	(15,466)	(768,056)	(203,458)
Balance as at December 31, 2009	-	-	-	-	-	-	-	-	-

(1)	See Note 6.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

									Convenience
				Subscribers					transslation
			Customer	acquisition	Computer				into US dollars
	Goodwill	Brand name	relationship	costs	software	Licenses	Other	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Amortization and impairment losses

Balance as at January 1, 2008	-	-	32,696	-	9,722	624	10,824	53,866
Amortization for the year	-	-	27,736	1,669	10,864	275	1,755	42,299
Balance as at December 31, 2008	-	-	60,432	1,669	20,586	899	12,579	96,165

Balance as at January 1, 2009	-	-	60,432	1,669	20,586	899	12,579	96,165	25,474
Amortization for the year	-	-	19,135	8,415	12,229	263	704	40,746	10,794
Transfer to assets classified as held-for-sale (1)	-	-	(79,567)	(10,084)	(32,815)	(1,162)	(13,283)	(136,911)	(36,268)
Balance as at December 31, 2009	-	-	-	-	-	-	-	-	-

Carrying amounts
As at January 1, 2008	411,171	90,213	112,163	-	26,099	3,407	1,568	644,621
As at December 31, 2008	411,171	90,213	84,427	2,146	31,999	3,132	2,849	625,937
As at December 31, 2009 (1)	-	-	-	-	-	-	-	-	-

(1)	See Note 6.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Company’s cash generating units (hereinafter - “CGU”) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	January 1	December 31
	2008	2008	2009
	NIS	NIS	NIS
Traditional voice	114,131	114,131	114,131
Broadband	297,040	297,040	297,040

Total (1)	411,171	411,171	411,171

(1)	As at December 31, 2009, presented under assets classified as held-for-sale.

The recoverable amount of traditional voice and broadband CGUs was based on its value in use and was determined with the assistance of independent valuations firms. The recoverable amount of each CGU was determined to be higher than their carrying amount and no impairment charges were recorded during all periods presented.

The recoverable amount of each CGU was based on the Discounted Cash Flow (DCF) method under the Income Approach. Value in use of traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Traditional voice -

—
Cash flows were projected based on actual operating results and the CGU’s 2010 business plan. Cash flows for periods subsequent to 2010 were extrapolated assuming a varying negative growth rate of up to about 3%. Management believes that these assumptions are reasonable due to the long-term trend existing in the international telephony market in Israel.

—	The anticipated annual revenue growth included in the cash flow projections was about -1% for the years 2011 to 2013.
—	A pre-tax discount rate of about 13% was applied in determining the recoverable amount of the CGUs.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

Impairment testing for cash-generating units containing goodwill (cont’d)

Broadband -

—
Cash flows were projected based on actual operating results and the CGU’s 2010 business plan. Cash flows subsequent to 2010 were extrapolated assuming a growth rate of between 1.8% to about 3%. Management believes that these assumptions are reasonable mainly due to increased penetration of its local telephony activity and to the continuous trend of Internet penetration in the local market.

—	The anticipated annual revenue growth included in the cash flow projections varied from about 3.3% to about 2% for the years 2011 to 2013.
—	A pre-tax discount rate of 15.4% was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 12 - Deferred Expenses

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
ROU of international fiber optic cables	340,030	362,591	429,103	113,670

Less - accumulated amortization	51,377	78,010	102,153	27,060

Total deferred expenses (1)	288,653	284,581	326,950	86,610

(1)	Total deferred expenses as at December 31, 2009 presented under current assets classified as held-for-sale.

For the years ended December 2008 and 2009, the Company recorded NIS 26,633 and NIS 24,143 of amortization expenses, respectively.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 13 - Current Maturities of Long-term Liabilities and Short-Term Bank Credit

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
Short-term bank credit (1)	2,407	-	447,679	118,590
Current maturities of long-term liabilities (2)	3,558	2,797	149	40

	5,965	2,797	447,828	118,630

(1)	Annual interest rates as at December 31, 2009 are 1.9%-2.34%.

(2)	As at December 31, 2009 presented under liabilities classified as held-for-sale.

Note 14 - Trade and Other Payables

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
Trade payables
Outstanding debts	164,208	140,787	164,335	43,532
Notes payable	327	268	302	80

Total trade payables (1)	164,535	141,055	164,637	43,612

Other payables
Liabilities to employees and other liabilities for salaries	20,046	17,580	18,241	4,832
Institutions	4,394	3,826	2,914	772
Accrued expenses and other payables	34,248	44,442	50,401	13,352

Total other payables (1)	58,688	65,848	71,556	18,956

(1)	Total trade and other payables as at December 31, 2009 presented under liabilities classified as held-for-sale, except for NIS 2,600 other payables presented under short-term other payables.

The Company’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 17 on financial instruments.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 - Debentures

A.           Issuance of debentures

During the period from March 2007 to May 2007, the Company issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 4.75%.

The debentures have the following terms:

-
The Company is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

-	The Company is prohibited from creating any liens on the Company’s assets without the prior approval of the general meeting of the debentures holders.

-
The Company may not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the prior four quarters.

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

As at the date of these financial statements the Company was in compliance with the financial covenants of the debentures.  The debentures were listed for trading on TASE on November 28, 2007.

B.           Debentures buyback program

On November 25, 2008, the Company’s Board of Directors announced that it had authorized the repurchase of up to NIS 100 million of the Company’s Series A debentures.  As at December 31, 2009, the Company repurchased approximately NIS 16 million of these debentures. These transactions generated a gain of approximately NIS 3.1 million which has been recorded in the year ended December 31, 2008.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 - Financial Risk Management

The Company is exposed to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk (including currency, interest and other market price risks)

The Company's risk management policies are established to identify and monitor risks and minimize the possible influence that results from these exposures, according to its evaluations and expectations of the parameters that affect the risks. The Company uses derivative instruments in order to partially hedge its exposure to foreign currency.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities.

Trade and other receivables
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables over a certain amount, and requires financial guaranties against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. For all reported periods, no single customer accounted for more than 10% of the Company’s revenues or accounts receivables.

Investments
The Company’s marketable securities consist of corporate debt securities and equity securities. The Company’s investment policy, approved by the Investment Committee, that was established by the Company's Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.  In addition, as at December 31, 2009, the Company has a NIS 450 million overdraft facility that is unsecured.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 - Financial Risk Management (cont’d)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk
The Company is exposed to fluctuations in the interest rate, including changes in the CPI, as the debentures are linked to the CPI. As part of its risk management policy the Company has invested in bonds that are linked to the CPI in order to partially hedge the exposure to changes in the CPI.

Currency risk
The Company's operating income and cash flows are exposed to currency risk, mainly due to trade receivables and payables denominated in foreign currency, mainly the US dollar. The Company also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily US dollar. As part of its risk management policy the Company uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company has never distributed dividends since inception.

Note 17 - Financial Instruments

A.           Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is described in the table below:

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Cash and cash equivalents	60,652	939,668	248,919
Available-for-sale marketable securities	105,830	19,019	5,038
Marketable securities held for trading	76,742	79,622	21,092
Trade receivables	209,359	-	-
Parent company receivables	-	769	204
Related parties receivables	-	3,552	941
Other receivables	1,798	-	-
Derivative contracts	-	3,565	944

	454,381	1,046,195	277,138

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

B.           Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	December 31, 2008
	Carrying	Contractual	6 months			More than
	amount	cash flows	or less	1-3 years	3-5 years	5 years
	NIS
Non-derivative financial liabilities
Current maturities of long-term liabilities and short-term bank credit	2,797	2,797	2,797	-	-	-
Loan from the parent company	111,344	111,344	111,344	-	-	-
Trade payables	141,055	141,055	141,055	-	-	-
Other payables	35,788	35,788	35,788	-	-	-
Parent company payables	1,410	1,410	1,410	-	-	-
Related company payables	2,228	2,228	2,228	-	-	-
Debentures	480,785	558,706	100,733	143,907	133,461	180,605
Long-term liabilities	143	143	-	143	-	-
Total	775,407	853,471	395,355	144,050	133,461	180,605
Derivative financial liabilities
Forward exchange contracts	1,055	1,055	1,055	-	-	-

	December 31, 2009
	Carrying	Contractual	6 months			More than
	amount	cash flows	or less	1-3 years	3-5 years	5 years
	NIS
Non-derivative financial liabilities
Short term bank credit	447,679	447,679	447,679	-	-	-
Loans from the parent company	325,569	331,655	331,655	-	-	-
Other payables	2,600	2,600	2,600	-	-	-
Parent company
payables	3,676	3,676	3,676	-	-	-
Debentures	414,388	475,451	76,055	143,977	133,132	122,287
Total	1,193,912	1,261,061	861,665	143,977	133,132	122,287

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

C.           Linkage and foreign currency risks

(1)           The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2008

			Foreign
			currency linked
	Unlinked	CPI-linked	(mainly U.S dollar)	Total
	NIS	NIS	NIS	NIS
Cash and cash equivalents	4,947	-	55,705	60,652
Marketable securities	46,190	182,572	-	228,762
Trade receivables	172,923	-	30,086	203,009
Other receivables	1,798	-	-	1,798
Long-term trade receivables	6,350	-	-	6,350
Total assets	232,208	182,572	85,791	500,571

Current maturities of debentures	-	96,498	-	96,498
Current maturities of long-term liabilities	-	-	2,797	2,797
Loans from parent company	111,344	-	-	111,344
Trade payables	66,235	-	74,820	141,055
Other payables	35,788	-	1,055	36,843
Parent company payables	1,410	-	-	1,410
Related party payables	2,228	-	-	2,228
Debentures	-	384,287	-	384,287
Long-term liabilities	-	-	143	143
Total liabilities	217,005	480,785	78,815	776,605
Total exposure in the statement of financial position	15,203	(298,213)	6,976	(276,034)
Currency futures transactions
Dollar/NIS forward transactions	(256,090)	-	256,090	-

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

C.           Linkage and foreign currency risks (cont’d)

(1)           The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2009

			Foreign
			currency linked
	Unlinked	CPI-linked	(mainly U.S dollar)	Total	Total
	NIS	NIS	NIS	NIS	US$
Cash and cash equivalents	935,402	-	4,266	939,668	248,919
Marketable securities	-	98,641	-	98,641	26,130
Parent company receivable	769	-	-	769	204
Related party receivables	3,552		-	3,552	941
Other receivables	3,565	-	-	3,565	944
Assets classified as held-for-sale	198,021	-	26,157	224,178	59,385
Total assets	1,141,309	98,641	30,423	1,270,373	336,523

Current liabilities

Current maturities of long- term liabilities and short term bank credit	447,679	-	-	447,679	118,590
Current maturities of debentures	-	72,208	-	72,208	19,128
Loans from parent company	325,569	-	-	325,569	86,243
Other payables	2,600	-	-	2,600	689
Parent company payables	3,676	-	-	3,676	974
Liabilities classified as held-for-sale	128,093	-	83,116	211,209	55,949
Debentures	-	342,180	-	342,180	90,644
Total liabilities	907,617	414,388	83,116	1,405,121	372,217

Total exposure in the statement of financial position	233,692	(315,747)	(52,693)	(134,748)	(35,694)

The Group’s exposure to CPI and foreign currency risks for derivative financial instruments:

	December 31, 2008
	Currency/linkage	Currency/linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value

Instruments not used for hedging:
Forward exchange contracts	USD	NIS	2009	67,000	1,055

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

C.           Linkage and foreign currency risks (cont’d)

(1)           The exposure to linkage and foreign currency risk (cont’d)

Information regarding the CPI and significant exchange rates:

	Year ended December 31		December 31
	2008	2009	2008	2009
	Rate of change		Reporting date spot rate
	%	%	NIS	NIS
1 US dollar	(1.14)	(0.71)	3.802	3.775
1 euro	(6.39)	2.73	5.297	5.442
CPI in points	3.80	3.92	125.50	130.42

(2)           Sensitivity analysis

A strengthening of the NIS against the following currencies as at December 31, 2009 and 2008 and an increase in the CPI would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes is based on the assumption that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

		Convenience
		translation into
		US dollars
	Equity/profit	(Note 2)
	or loss	2009
	NIS	US$
December 31, 2009
1 US dollar - 10% strengthening of the shekel against the dollar	5,269	1,396
CPI - 10% strengthening beyond the inflation forecast (*)
(inflation forecast of 2% per year)	(6,946)	(1,840)

December 31, 2008
1 US dollar - 10% strengthening of the shekel against the dollar	(25,123)	(6,655)
CPI - 10% strengthening beyond the inflation forecast (*)
(inflation forecast of 2% per year)	(6,561)	(1,738)
(*)	Sensitivity rates are determined according to assessments based on variable conditions in the economy.

A weakening of the NIS against the above currencies and a decrease in the CPI as at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

D.           Interest rate risk

(1)           Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was:

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Fixed rate instruments
Financial assets	234,123	1,017,588	269,560
Financial liabilities	(480,785)	(1,073,769)	(284,442)
	(246,662)	(56,181)	(14,882)
Variable rate instruments
Financial assets	-	13,692	3,627
Financial liabilities	(111,344)	(113,867)	(30,163)
	(111,344)	(100,175)	(26,536)

(2)           Fair value sensitivity analysis for fixed rate financial liabilities and derivatives

The Company does not account for any fixed rate financial liabilities at fair value through profit or loss, and the Company does not designate derivatives as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

(3)           Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates would have decreased equity and profit or loss by NIS 1 million (2008: NIS 1.1 million).

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

E.           Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of debentures. The carrying amount of other financial instruments does not differ significantly from their fair value.

	December 31, 2008		December 31, 2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS
Debentures
CPI-linked	480,785	434,607	414,388	435,087

The methods used to estimate the fair values of financial instruments are described in Note 4.

(2)           Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs)

All investments in trading and available-for-sale securities in the amount of NIS 98,641 (2008: NIS 228,762) are measured at fair value on a recurring basis using Level 1 inputs.  Derivatives financial instruments as at December 31, 2008, in the amount of NIS 1,055 were measured using Level 2 inputs.

Note 18 - Employee Benefits

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

As regards post-employment benefits, the Company has defined benefit plans for which it makes contributions to appropriate insurance policies. The defined benefit plans provide the entitled employees with a lump-sum amount based on legal requirements and personal employment contract. The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law - 1963.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Employee Benefits (cont'd)

As regards share-based payments see Note 22 on share-based payments.

				Convenience
				translation into
				US dollars
	January 1	December 31	December 31	(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
Present value of unfunded obligations	34	72	72	19
Present value of funded obligations	5,125	6,110	7,101	1,881
Total present value of obligations	5,159	6,182	7,173	1,900
Fair value of plan assets	(17,470)	(16,216)	(20,251)	(5,364)

Total employee benefits (1)	(12,311)	(10,034)	(13,078)	(3,464)

(1)	Presented under long-term employee benefits assets, except for total employee benefits as at December 31, 2009 presented under assets classified as held-for-sale.

A.           Post-employment benefit plans - defined benefit plan

(1)           Movement in the present value of the defined benefit obligations

			Convenience
			translation into
			US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Defined benefit obligation as at January 1	5,159	6,182	1,637
Benefits paid	(4,482)	(4,221)	(1,118)
Current service costs and interest costs	2,075	2,197	582
Actuarial losses recognized in equity	3,430	3,015	799

Defined benefit obligation as at December 31	6,182	7,173	1,900

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

A.           Post-employment benefit plans - defined benefit plan (cont’d)

(2)           Movement in the present value of plan assets

			Convenience
			translation into
			US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Fair value of plan assets as at January 1	17,470	16,216	4,296
Contributions paid into the plan	3,588	4,047	1,072
Benefits paid by the plan	(3,756)	(2,258)	(598)
Expected return on plan assets	647	468	123
Actuarial gains (losses) recognized in equity	(1,733)	1,778	471

Fair value of plan assets as at December 31	16,216	20,251	5,364

(3)           Expense recognized in profit or loss

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Current service costs	1,828	1,921	509
Interest costs	248	276	73
Expected return on plan assets	(647)	(468)	(124)
Termination benefits	1,613	-	-

	3,042	1,729	458

The expense is recognized in the following line items in the income statement:

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Salaries	3,441	1,921	509
Finance expense	(399)	(192)	(51)

	3,042	1,729	458

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

A.           Post-employment benefit plans - defined benefit plan (cont’d)

(4)           Actual return:

	Year ended		Convenience translation into US dollars
	December 31	December 31	(Note 2
	2008	2009	2009
	NIS	NIS	US$

Actual return on plan assets	(1,086)	2,246	595

(5)           Actuarial gains and losses recognized in other comprehensive income

			Convenience
			translation into
			US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Cumulative amount as at January 1	-	5,163	1,367
Recognized amount during the period	5,163	1,237	328

Cumulative amounts as at December 31	5,163	6,400	1,695

(6)           Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2008	2009
	%	%
Discount rate as at December 31	5.49	5.69
Expected return on plan assets as at January 1	3.70	2.88
Future salary increases (*):
Headquarters and Management	2	2
Private and business services	1.5	1.5

Assumptions regarding future mortality are based on published statistics and mortality tables.

(*)	Future salary increases were determined on the basis of the past experience of the Company, distinguishing between different employee population.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

B.           Post-employment benefit plans – defined contribution plan

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Amount recognized as expense in respect of defined contribution plan	611	2,314	613

Note 19 - Income Tax

A.           Details regarding the tax environment of the Company

(1)           Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter alia, an additional gradual reduction in the Company tax rate to 18% as from 2016 tax year. In accordance with the aforementioned amendments, the Company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year - 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the Company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law.

(2)           Taxation under inflation

The Income Tax Law (Adjustments for Inflation) - 1985 (hereinafter - the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis.  However, since the financial statements are not adjusted to the CPI from the date Israel is no longer considered a hyperinflationary economy, there are differences between the reported income in the financial statements and the adjusted income for tax purposes, and as a result also temporary differences between the values of assets and liabilities in the financial statements and their tax basis.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Income Tax (cont’d)

A.           Details regarding the tax environment of the Company (cont’d)

(2)           Taxation under inflation (cont’d)

On February 26, 2008 the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Effective Period) - 2008 (hereinafter - the Amendment). In accordance with the Amendment, the effective period of the Adjustments Law ceased at the end of the 2007 tax year and as from the 2008 tax year the provisions of the law are no longer applied, other than the transitional provisions intended at preventing distortions in the tax calculations.

In accordance with the Amendment, as from the 2008 tax year, income for tax purposes are no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the CPI, so that these amounts were adjusted until the end of the 2007 tax year after which they ceased to be linked to the CPI. The effect of the Amendment to the Adjustments Law is reflected in the calculation of current and deferred taxes as from 2008.

(3)
On February 4, 2010, the Tax Authorities issued a Temporary Order for amendment to the Income Tax Ordinance for the 2007, 2008 and 2009 Tax Years, prescribing that accounting under IFRSs rules cannot determine taxable income even though the IFRS applies in the financial statements. The amendment has no effect on the Company’s financial statements.

B.           Composition of income tax expenses (income)

			Convenience
			translation into
			U.S. dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Current tax expenses
Current period	17,965	30,960	8,201
Adjustments for prior periods, net	461	392	104
	18,426	31,352	8,305

Deferred tax expenses	3,907	23,863	6,321

	22,333	55,215	14,626

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Income Tax (cont’d)

C.           Income tax recognized in equity

	Year ended December 31						Convenience
	2008			2009			translation
		Tax			Tax		into
	Before	expenses	Net of	Before	expenses	Net of	US dollars
	tax	(benefit)	tax	tax	(benefit)	tax	(Note 2)
	NIS						US$
Available-for-sale	18,065	(4,516)	13,549	(19,386)	4,846	(14,540)	1,284
Defined benefit plan actuarial losses, net	5,163	(1,291)	3,872	1,236	(309)	927	(82)
Contribution by parent company and ultimateparent company	-	-	-	(8,333)	2,083	(6,250)	552
	23,228	(5,807)	17,421	(26,483)	6,620	(19,863)	1,754

D.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense:

			Convenience
			translation into
			U.S. dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Income before income tax	75,098	202,515	53,646

Statutory tax rate of the Company	27%	26%	26%

Tax calculated according to statutory tax rate	20,276	52,654	13,948

Additional tax (tax saving) in respect of:

Non-deductible expenses	241	663	176
Share-based compensation	926	1,289	341
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	-	3,218	852

Differences between the definition of capital and assets for Israeli tax purposes and other differences	(1,731)	(3,982)	(1,055)
Current year tax losses and benefits for which deferred taxes were not created	1,550	647	171
Taxes in respect of previous years	461	392	105
Effect of change in tax rate	610	334	88

Income tax expenses (income)	22,333	55,215	14,626

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Income Tax (cont’d)

E.           Deferred tax assets and liabilities

(1)           Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

Deferred tax assets and liabilities are attributable to the following items:

								Convenience
	Property,			Carry-	Unrealized			translation
	equipment		Allowance	forward tax	losses on			into US
	and intangible	Employee	for doubtful	losses and	marketable			dollars
	assets	benefits	debts	deductions	securities	Other	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Balance of deferred tax assets (liability) as at January 1, 2008	(21,593)	(761)	5,025	14,648	-	2,052	(629)
Recognized in profit or loss	(3,785)	(1,495)	(70)	(1,224)	2,743	(76)	(3,907)
Recognized in equity	-	1,291	-	-	4,516	-	5,807
Balance of deferred tax asset (liability) as at December 31, 2008	(25,378)	(965)	4,955	13,424	7,259	1,976	1,271	337
Recognized in profit or loss	(9,366)	(1,028)	387	(10,205)	(4,012)	361	(23,863)
Recognized in equity	-	309	-	-	(4,846)	(2,083)	(6,620)	(1,754)
Transfer to assets and liabilities classified as held-for-sale	34,744	1,684	(5,342)	-	-	(950)	30,136	7,983
Balance of deferred tax asset (liability) as at December 31, 2009	-	-	-	3,219	(1,599)	(696)	924	245

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Income Tax (cont’d)

E.           Deferred tax assets and liabilities (cont’d)

(2)           Unrecognized deferred tax assets and carry-forward tax losses

As at December 31, 2009, the Company has tax losses carry-forwards in the amount of NIS 25,746 (2008: NIS 52,620). In addition, the Company's subsidiary has tax losses carry-forwards in the amount of NIS 27,800 (2008: NIS 25,200).

Deferred taxes in respect of losses carry-forward losses were not recognized in cases where future taxable income against which they can be utilized is not foreseen. Under existing tax laws, there is no time limit on utilizing tax losses or on utilizing deductible temporary differences.

As a result, as at December 31, 2009, deferred taxes were not created on carryforward losses of the Company in the amount of NIS 12,900 and on carryforward losses of a subsidiary in the amount of NIS 27,800 (2008: NIS 25,200).

F.	Tax assessments

The Company and its subsidiary have tax assessments that consider to be final up to and including the tax year ended December 31, 2005.

Note 20 - Commitments and Contingencies

A.           Contingent liabilities

1.
On January 2, 2005, a claim was made against the Company and three other companies regarding alleged infringement of Israeli Patent No. 76993 (the “2005 Claim”). The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million, against all defendants collectively and separately. On July 17, 2005, a statement of defense was filed against plaintiffs and a third party notice was filed against the providers of the telecommunications systems allegedly infringing on the patent (the “Third Party Defendants”), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (the “Third Party Proceedings”). The plaintiffs have also initiated similar proceedings against other telecommunication companies in other countries, including the United Kingdom and the United States. Some telecommunication companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs and obtained a license, whereas other telecommunication companies have refused to settle. One of the Third Party Defendants in the Third Party Proceedings is Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel Israel”). Further to insolvency proceeding which has been taken against Nortel, on November 24, 2009, the Company and Nortel Israel's Trustees have reached a Settlement Agreement, resolving all disputes in connection with the Third Party Proceedings, between the Company and Nortel Israel (“Settlement Agreement”). Under the terms of the Settlement Agreement, Nortel Israel paid the Company NIS 420,000 (“the First Consideration”), and an additional amount of up to NIS 367,500 will be paid out of the future consideration that may be received by Nortel Israel from future sales of its divisions or business activities to third parties.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 - Commitments and Contingencies (cont’d)

A.           Contingent liabilities (cont’d)

2.
In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion indicating that the demand is beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges.

Representatives of the Ministry and the Company met during July 2008 in order to discuss this dispute. Recent exchanges with representatives of the Ministry indicate that the Ministry would be willing to settle this dispute if an amount of approximately NIS 700,000 will be paid to it.

3.
As part of the agreement with Ampal, as described in Note 6, all of the legal proceedings which related to the Company's legacy communication business, including the legal proceedings mentioned in this financial report, were fully assumed by Ampal.

B.           Commitments

The Board of Directors resolved to indemnify the directors and officers of the Company for damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors' and officers' liability insurance.

Note 21 - Capital and Reserves

A.           Share Capital

In September 2007 and on October 10, 2007, the Company's shareholders approved the following:

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

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 - Capital and Reserves (cont’d)

B.           Treasury shares

On December 30, 2008, the Company's Board of Directors announced a share buyback program under which management is authorized to re-purchase up to $10 million of the Company's Ordinary shares.

As at December 31, 2009, 19,230 shares have been purchased.

C.           Reserve for available-for-sale financial assets

The reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Note 22 - Share-Based Payments

2007 Equity Incentive Plan

In February 2008, the Company's Board of Directors approved a share based incentive plan for its employees, directors and service providers. Under its equity incentive plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares. The total number of ordinary shares available for grant under the plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that the Company grants under the plan with a per share or unit purchase price lower than 100% of fair market value of its ordinary shares on the date of grant and by one share for each option that the Company grants under the plan.

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

At December 31, 2009 and 2008, there were 1,150,000 ordinary shares available for future grants. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Since the Company’s shares did not have enough trading history at grant date, expected volatility was computed based on the average historical volatility of similar entities with publicly traded shares.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 22 - Share-Based Payments (cont’d)

2007 Equity Incentive Plan (cont’d)

The risk-free rate for the expected term of the option is based on the Israeli treasury yield curve in effect at the time of grant.

February 2008
Valuation assumptions:
Fair value of option at grant date	NIS 18.03
Share price at grant date	NIS 36.64
Exercise price	NIS 36.64
Expected dividend yield	0%
Expected volatility	52%
Expected term (years)	5
Risk-free interest rate	5.2%

Stock option activity during the periods indicated is as follows:

Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual
	of shares	price	term
NIS
Balance at January 1, 2008	-	-
Granted	1,100,000	36.34
Exercised	-	-
Forfeited	-	-
Expired	-	-
Balance at December 31, 2008	1,100,000	36.34	6.25
Balance at December 31, 2009	1,100,000	36.34	5.25
Exercisable at December 31, 2008 and 2009	-	-	-

The total grant date fair value of options granted during the year 2008 was NIS 19,831.

During 2009 an amount of NIS 4,958 was recognized in profit or loss with relation to share-based compensation arrangements granted under the Plan (2008 – NIS 3,429).

Subsequent to balance sheet date all options became fully vested. For more details see Note 30(C).

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 23 - Salaries

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
Salaries and incidentals:
Operating	142,379	141,440	37,467
General and administrative	22,248	22,065	5,845
Share-based compensation	3,429	4,956	1,313

Total salaries and incidentals	168,056	168,461	44,625
Less - salaries recognized in
intangible assets	6,500	10,585	2,804

	161,556	157,876	41,821

Note 24 - General and Operating Expenses

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$
General expenses	654,273	703,269	186,296
Office maintenance	10,100	11,800	3,126
Services and maintenance by sub-contractors	13,900	21,100	5,589
Vehicle maintenance expenses	5,800	4,300	1,139
Royalties to the State of Israel	4,400	3,046	807
Collection fees	5,300	5,400	1,431

	693,773	748,915	198,388

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 25 - Finance Expenses (Income)

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Interest income on bank deposits	(6,625)	(5,520)	(1,462)
Income on marketable securities	-	(71,840)	(19,030)
Foreign exchange differences	(1,015)	(7,275)	(1,927)
Other finance income	(399)	(192)	(51)

Total financing income	(8,039)	(84,827)	(22,470)

Interest expenses on financial liabilities	42,773	36,873	9,767

Finance expenses in respect of transactions with shareholders	5,610	2,524	669
Foreign exchange differences	9,282	7,750	2,053
Change in fair value of financial assets measured
at fair value through profit or loss	5,088	-	-
Other finance expenses	2,330	1,653	438

Total finance expenses	65,083	48,800	12,927

Finance expense (income) recognized in profit or loss, net (1)	57,044	(36,027)	(9,543)

(1)	Less amounts recognized directly in other comprehensive income.

Note 26 - Earnings Per Share

Basic and Diluted earnings per share

The calculation of basic and diluted earnings per share as at December 31, 2009 and 2008 was based on the profit attributable to ordinary shareholders of NIS 147,300 (2008: NIS 52,765) divided by a weighted average number of ordinary shares outstanding of 25,346 thousand (2008: 25,360), calculated as follows:

	Year ended December 31
	2008	2009
	Thousands of	Thousands of
	shares of NIS 1	shares of NIS 1
	par value	par value
Balance as at January 1	25,360	25,360
Effect of own shares held by the Company	-	(14)

Weighted average number of ordinary shares at December 31	25,360	25,346

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 27 - Related Parties

A.           Key management personnel compensation (including directors)

In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers (such as a car, medical insurance, etc.).

Executive officers also participate in the Company’s share option program (see Note 22 regarding share-based payments).

Key management personnel compensation comprised:

			Convenience
	Year ended December 31		translation into
	2008	2009	US dollars
			(Note 2)
	Amount	Amount	2009
	NIS	NIS	US$
Employee benefits	7,972	8,973	2,377

Share-based payments	3,429	4,958	1,313

	11,401	13,931	3,690

			Convenience
			translation into
	Year ended December 31		US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Total compensation to director not employed by the Company	238	265	70

Total compensation to key management personnel employed by the Company	11,401	13,931	3,690

	11,639	14,196	3,760

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 27 - Related Parties (cont’d)

B.           Transactions with related and interested parties

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	Value of transactions
	NIS	NIS	US$
Revenues	6,848	11,818	3,131

Operating expenses	14,726	16,988	4,500

Finance expenses	5,610	2,238	593

				Convenience
				translation into
				US dollars
	January 1,	Year ended December 31		(Note 2)
	2008	2008	2009	2009
	Value of transactions
	NIS	NIS	NIS	US$
Current assets (1)	8,714	-	4,321	1,145

Current liabilities (2)	106,836	114,982	329,245	87,217

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 27 - Related Parties (cont’d)

B.           Transactions with related and interested parties (cont’d)

(1)	As at December 31, 2009, current assets balance includes NIS 2,534 with respect to options to demand loans from parent company and indirect controlling shareholder, as described hereinafter:

a.
On October 29, 2009 the Company approved the receipt of a loan of up to NIS 250 million from IGLD, in support of its acquisition of a controlling interest in Bezeq The Israel Telecommunications Corp., Ltd.

The Company partially exercised this option. For more details see section (2)b below.

b.
For the purpose of financing the acquisition of the controlling interest in Bezeq The Israel Telecommunications Corp., Ltd. (for more details see Note 30A), the Company received an undertaking by Eurocom, whereby Eurocom granted the Company an option to require it to provide upon the Company demand at any time after 120 days a loan of up to NIS 1.2 billion, bearing interest at the “risk-free” or lower rate and subordinated to any committed third-party financing for the abovementioned acquisition.

The Company did not exercise this option

Financing expenses in the amount of NIS 126 thousand were recognized in respect of the option in 2009.

(2)	Current liabilities balance includes loans from parent company, as describe hereinafter:

a.
On March 31, 2007, the parent company, Internet Gold provided the Company with a long-term loan of NIS 100.6 million, bearing the prime interest rate published from time to time by the Bank of Israel.

Internet Gold and the Company agreed that the due date would not be prior to October 1, 2008.

As at December 31, 2008 and 2009, the loan is payable upon Internet Gold's demand.

b.
In November 2009, the Company exercised partially the option granted by Internet Gold (see section 1 (a) above). Internet Gold provided the Company a NIS 217.5 million loan to the Company, which bears interest at a rate equal to the yield on Israel Government Bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government Bonds for the seven trade days preceding the grant of the loan.

According to the option terms, the loan will be repayable in full, plus accrued interest, nine months following the grant of the loan, the payment of which may be accelerated or extended by mutual written consent.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 27 - Related Parties (cont’d)

B.           Transactions with related and interested parties (cont’d)

c.	The Balance of outstanding loans from parent company as at December 31, 2009 and 2008 and January 1, 2008 is as follows:

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$
Loans from Parent Company	105,733	111,344	325,569	86,243

Financing expenses in the amount of NIS 2,399 were recognized in respect of the option and loans in 2009 (NIS 5,610 in 2008).

d.	After the balance sheet date, the aforementioned loans were fully repaid. For more details, see Note 30C.

Note 28 - Company Entities

	Country of	Ownership
	incorporation	interest
		2009	2008
012 Telecom Ltd.	Israel	100%	100%

Note 29 - Explanation of Transition to IFRSs

A.           General

As stated in Note 2A, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRSs.

The accounting policies set out in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2009, the comparative information presented in these financial statements for the year ended December 31, 2008 and in the preparation of an opening IFRS statement of financial position as at January 1, 2008 (the Company’s date of transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP. An explanation of how the transition from US GAAP to IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

B.           Reconciliation of equity

			Effect of the			Effect of the
			transition to			transition to
		U.S. GAAP	IFRS	IFRS	U.S. GAAP	IFRS	IFRS
		January 1, 2008			December 31, 2008
	Note	NIS	NIS	NIS	NIS	NIS	NIS
Assets
Cash and cash equivalents		229,895	-	229,895	60,652	-	60,652
Marketable securities		-	-	-	76,742	-	76,742
Trade receivables		194,964	-	194,964	203,009	-	203,009
Parent company receivable		6,553	-	6,553	-	-	-
Related parties receivables		2,161	-	2,161	-	-	-
Other receivables		19,804	-	19,804	23,038	-	23,038
Deferred tax assets	4, 13	9,396	(9,396)	-	17,838	(17,838)	-
Total current assets		462,773	(9,396)	453,377	381,279	(17,838)	363,441
Long-term trade receivables		3,460	-	3,460	6,350	-	6,350
Marketable securities		-	-	-	152,020	-	152,020
Employee benefit assets	1	18,453	(6,142)	12,311	16,499	(6,465)	10,034
Property and equipment	5	160,211	(26,099)	134,112	169,406	(31,999)	137,407
Other assets	6, 7, 12	295,592	(295,592)	-	291,607	(291,607)	-
Intangible assets	2, 5, 7, 9	202,376	442,245	644,621	174,640	451,297	625,937
Goodwill	9	411,171	(411,171)	-	411,171	(411,171)	-
Deferred expenses	6	-	288,653	288,653	-	284,581	284,581
Deferred tax assets	4, 13	-	-	-	-	1,271	1,271
Total non-current assets		1,091,263	(8,106)	1,083,157	1,221,693	(4,093)	1,217,600
Total assets		1,554,036	(17,502)	1,536,534	1,602,972	(21,931)	1,581,041

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

B.           Reconciliation of equity (cont’d)

			Effect of the			Effect of the
			transition to			transition to
		U.S. GAAP	IFRS	IFRS	U.S. GAAP	IFRS	IFRS
		January 1, 2008			December 31, 2008
	Note	NIS	NIS	NIS	NIS	NIS	NIS

Liabilities
Current maturities of long-term liabilities and short -term bank credit		5,965	-	5,965	2,797	-	2,797
Current maturities of debentures		-	-	-	96,498	-	96,498
Loan from parent company		105,733	-	105,733	111,344	-	111,344
Trade payables		164,535	-	164,535	141,055	-	141,055
Other payables and accrued expenses	4,8	100,558	(100,558)	-	115,339	(115,339)	-
Other payables		-	58,688	58,688	-	65,848	65,848
Parent company payable		1,103	-	1,103	1,410	-	1,410
Related party payables		-	-	-	2,228	-	2,228
Current tax liabilities	4	-	26,527	26,527	-	22,182	22,182
Deferred income	8	-	3,833	3,833	-	3,742	3,742
Total current liabilities		377,894	(11,510)	366,384	470,671	(23,567)	447,104
Debentures	12	437,460	(1,964)	435,496	385,919	(1,632)	384,287
Long-term liabilities		23,294	-	23,294	143	-	143
Deferred tax liabilities	4, 8	29,027	(28,401)	626	25,535	(25,535)	-
Liabilities for employee severance benefits	1	32,318	(32,318)	-	32,430	(32,430)	-
Total non-current liabilities		522,099	(62,683)	459,416	444,027	(59,597)	384,430
Total liabilities		899,993	(74,193)	825,800	914,698	(83,164)	831,534
Equity
Share capital		2,536	-	2,536	2,536	-	2,536
Share premium	2,10	611,615	-	611,615	612,009	(394)	611,615
Capital reserve for financial assets available-for-sale	3	-	-	-	-	(13,549)	(13,549)
Accumulated other comprehensive loss	3	-	-	-	(14,645)	14,645	-
Retained earnings	10, 14	39,892	56,691	96,583	88,374	60,531	148,905
Total equity		654,043	56,691	710,734	688,274	61,233	749,507
Total liabilities and equity		1,554,036	(17,502)	1,536,534	1,602,972	(21,931)	1,581,041

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

C.           Reconciliation of statement of income

		Year ended December 31, 2008
			Effect of
		US	transition to
		GAAP	IFRS	IFRS
	Note	NIS	NIS	NIS
Revenues		1,106,203	-	1,106,203
Cost of revenues	11	753,416	(753,416)	-
Selling and marketing	11	162,274	(162,274)	-
General and administrative	11	55,913	(55,913)	-
Depreciation and amortization	2, 11	-	112,027	112,027
Salaries	1, 11	-	161,556	161,556
General and operating expenses	11	-	693,773	693,773
Other operating expenses		6,705	-	6,705
Operating income		127,895	4,247	132,142

Finance expense	3, 4	64,879	204	65,083
Finance income	1	7,640	399	8,039
Net finance expense		57,239	(195)	57,044

Income before income tax		70,656	4,442	75,098
Income tax	4, 14	22,174	159	22,333

Net income for the year		48,482	4,283	52,765

Other Comprehensive income:

Net income for the year		48,482	4,283	52,765
Net change in fair value of available-for-
Sale financial assets		(19,527)	(1,106)	(20,633)
Net change in fair value of available-for-
Sale financial assets transferred to profit or loss		-	2,568	2,568
Defined benefit plan actuarial losses, net		-	(5,163)	(5,163)

Income tax on other comprehensiveincome		4,882	925	5,807

Total comprehensive income for the year		33,837	1,507	35,344
Earnings per share
Basic and diluted earnings per share (in NIS)		1.91	0.17	2.08

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(1)           Employee benefits

Under US GAAP, the liability for employee severance benefits was measured by multiplying the years of tenure by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure) at each balance sheet date, and the amount funded for severance pay that has been accumulated for the liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term assets. On the date of transition to IFRS, all the net liabilities in respect of post-employment benefits of employees and other long-term benefit plans are measured in accordance with the provisions of IAS 19, Employee Benefits, on the basis of actuarial estimates and discounted amounts and takes into account, among other things, future salary rises and turnover. In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position.

The Company elected as its accounting policy to recognize actuarial gains or losses directly in retained earnings, according to the alternatives provided in IAS 19, since this alternative reflects the proper fair value of the net liabilities to the employees on the cutoff date. Furthermore, under this alternative the statements of income reflect more appropriately reflects the results of operations of the Company, thus preventing fluctuations in respect of actuarial gains and losses.

(2)           Acquisition of assets from IGLD

In June 2008, the Company acquired the international communication agreements of UUNET from IGLD for the consideration of NIS 3,035. Under US GAAP, assets acquired were recorded at IGLD’s historical cost basis determined under U.S. GAAP in accordance with the guidance of Staff Accounting Bulletin 5G, “Transfer of Non-Monetary Assets by Promoters or Shareholders”, which was zero. The consideration paid by the Company was recorded against additional paid-in capital as a capital contribution from a controlling shareholder. In accordance with IFRS, the assets acquired were recorded at fair value which is the amount of consideration paid and are amortized over their useful life. As a result, amortization expenses of NIS 306 for the year ended December 31, 2008 were charged to the income statements.

(3)           Available-for-sale corporate debt securities

Under US GAAP, and in accordance with EITF 96-12, the effective interest rate of available-for-sale debt securities indexed to the CPI is re-calculated at the end of each reporting period, to reflect movements in the CPI. Under IFRS, the Company recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate and the adjustment is recognized in profit or loss for the period as income or expense.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(4)           Current tax liabilities

Under US GAAP, the benefits of uncertain tax positions are recognized only if it is more likely than not that the positions will be sustainable based on their technical merits. Under IFRS, uncertain tax positions are recognized based on the Company’s best estimate of the tax amount expected to be paid.

In addition, under US GAAP, current tax liabilities has been presented under “other payables and accrued expenses” line item. Under IFRS, current tax liabilities are presented separately on the statement of financial position. As a result, current tax liabilities of NIS 26,527 and NIS 22,182 as at January 1, 2008 and December 31, 2008, respectively, were presented separately.

(5)           Classification of software costs

Under US GAAP, computer software is classified within property and equipment. Under IFRS, computer software and capitalized software development costs which are not an integral part of the hardware attributed to them, are treated as intangible assets. As a result, NIS 26,099 and NIS 31,999, as at January 1, 2008 and December 31, 2008, respectively, relating to computer software and to capitalized software development costs, were reclassified from the “Property and equipment” line item to the “intangible assets” line item.

(6)           Deferred expenses

Under US GAAP, payments in respect right-of-use (ROU) of international fiber optic cables were classified within “Other assets” line item. Under IFRS, such payments were classified as deferred expenses. As a result, NIS 288,653 and NIS 284,581 as at January 1, 2008 and December 31, 2008, respectively, relating to such payments, were reclassified from the “Other assets” line item to the “Deferred expenses” line item.

(7)           Licenses for telecom-communication services and other

Under US GAAP, licenses for telecom-communication services were classified within the “Other assets” line item. Under IFRS, such licenses and other are treated as intangible assets. As a result, NIS 4,975 and NIS 5,981 as at January 1, 2008 and December 31, 2008, respectively, relating to such licenses, were reclassified from the “Other assets” line item to the “Intangible assets” line item.

(8)           Deferred income

Under US GAAP, deferred income was classified within “Other payables and accrued expenses” line item. Under IFRS, such deferred income is presented within a separate line item in the statement of financial position. As a result, NIS 3,833 and NIS 3,742 as at January 1, 2008 and December 31, 2008, respectively, relating to such deferred income, were reclassified from the “Other payables and accrued expenses” line item to the “Deferred income” line item.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(9)           Goodwill

Under US GAAP, goodwill is required to be presented separately on the balance sheet. Under IFRS, goodwill can be included within intangible assets and is not required to be presented separately. As a result, goodwill of NIS 411,171 as at January 1, 2008 and December 31, 2008 was reclassified from “Goodwill” line item to “Intangible assets” line item.

(10)        Share based compensation expenses

Under US GAAP, share based compensation expenses were charged to profit or loss through corresponding increase to additional paid-in capital. Under IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified NIS 3,429 thousand as at December 31, 2008 to capital reserve for share-based payments.

(11)        Cost and expenses

Under US GAAP, expenses in the statements of income were classified according to their function (e.g., cost of sales, selling and marketing and administrative etc.), whereas under IFRS, the Company chose to classify expenses in the statements of income according to their nature (e.g., depreciation and amortization, salaries etc.), as permitted under IFRS.

(12)        Issuance expenses on debentures

Under US GAAP issuance expenses on debentures were presented as “Other asset” whereas under IFRS such expenses are presented net of the debentures issued and are part of the effective interest rate of the debentures. As a result NIS 1,964 and NIS 1,632 as at January 1, 2008 and December 31, 2008, respectively, reclassified from the “Other assets” line item to the “Debentures” line item.

(13)        Deferred taxes

Under US GAAP, deferred taxes were classified as current assets or liabilities and non-current assets or liabilities based on the classification of the assets or liabilities to which they relate. Under IFRS, deferred taxes are classified as non-current assets or liabilities even if it is anticipated that they will be realized in the short term. As a result, deferred tax assets in the amount of NIS 9,396 and NIS 17,838 as at January 1, 2008 and December 31, 2008, respectively, were reclassified from current assets to non-current assets or liabilities.

The deferred taxes as presented hereunder have changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse.

	January 1	December 31
	2008	2008
	NIS	NIS
Intangible assets	(25,548)	(15,458)
Employee benefits	6,544	6,491
Decrease in deferred tax liability	(19,004)	(8,967)

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(14)           The effect of the aforementioned adjustments on retained earnings is as follows:

	January 1	December 31
	2008	2008
	NIS	NIS
Intangible assets	-	(306)
Marketable securities available-for-sale	-	(1,096)
Employee benefits	26,176	25,965
Deferred taxes	19,004	8,967
Current tax liabilities	11,511	23,572
Share-based compensation	-	3,429

Total equity adjustments	56,691	60,531

Note 30 - Subsequent Events

A.
On April 14, 2010, the Company completed the acquisition of 30.44% of Bezeq’s outstanding shares, for an aggregate cash purchase price of NIS 6.5 billion (approximately $1.72 billion), and became the controlling shareholder of Bezeq. The transaction was made through the Company's wholly-owned subsidiary, B Communications (SP2) Ltd., or SP2.

The acquisition was funded with the proceeds that the Company received from the sale of its legacy communications business and the following loans:

(1)
On the closing date of the acquisition of the Bezeq interest, SP2, which holds the Bezeq interest, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.24 billion). SP2 also issued to the lenders phantom stock option agreements, under which the lenders received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain instances). The “base price” of each unit is NIS 8.62.  However, the total amount that SP2 will pay the lenders under all the phantom stock options together is limited to NIS 125 million (NIS 2.3367 per option unit). The option units are exercisable by the lenders until May 30, 2017, but are due for payment in certain installments. The Bezeq shares that were purchased by SP2 on the closing date, and all of SP2’s other rights and assets (except additional shares of Bezeq that it may acquire in the future) have been pledged to the lenders as security of SP2’s obligations under the loan agreement.  In addition, the Company’s wholly-owned subsidiary SP1, the direct parent company of SP2, has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2 (other than the amounts that SP2 will pay SP1 according to the terms and the conditions of the loan agreement).

The Loan included a “bullet” floating rate loan, in the amount of NIS 700 million (approximately $185.4 million); with principal and interest payable on November 30, 2010.  SP2 repaid this loan in full following our receipt of a dividend from Bezeq on May 3, 2010.

B Communications Ltd.
(Formerly: 012 Smile Communications Ltd.)

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 30 - Subsequent Events (cont’d)

(2)
On February 19, 2010, SP1, entered into a loan agreement with certain entities from the Migdal Insurance and Financial Holdings Ltd. group or Migdal. According to the Migdal loan agreement, on the closing date of the acquisition of the Bezeq interest, SP1 was provided a loan in an amount of NIS 500 million.  The loan with bear annual interest at a rate of 6.81%, linked to the Israeli consumer price index.  In addition, a special interest payment is payable on the date of the final repayment of the loan in order to ensure a certain internal rate of return, or IRR, of the loan principal (without linkage to the Israeli consumer price index), which will be calculated according to a formula that takes into account amounts that SP1 will pay due to early repayment at Migdal’s demand and amounts with respect to which Migdal waived its right to demand their early repayment.  However, in any event the abovementioned IRR will not exceed the IRR which derives from a fixed interest of 6.95%. The Migdal loan is secured by a first ranking pledge on SP1’s rights in the bank account (the “Pledged Bank Account”) into which all payments from SP2 are made, except for certain defined expenses SP1 undertook to maintain in the Pledged Bank Account minimum funds of NIS 22.5 million (linked to the Israeli consumer price index).

B.	On March 24, 2010, the Company completed a private placement of 3,478,000 of its ordinary shares to Israeli institutional investors and its parent company, IGLD.

The offering price of NIS 116 per ordinary share was determined by means of a tender by third party, institutional investors.

Based on IGLD’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, IGLD purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement.

The private placement proceeds from IGLD were paid to the Company on March 24, 2010 by way of early repayments of shareholders loans:

(a)           NIS 83.2 million from the “March 2007 loan”.

(b)           NIS 218.3 million from the “November 2009 loan” (the loan was fully repaid).

As at May 12, 2010, the remaining outstanding balance of the “March 2007 loan” was fully repaid (NIS 31.5 million).

C.
As a result of the sale of the Company’s legacy telecommunications business to a wholly-owned subsidiary of Ampal, which triggered a change of control event, all of the Company’s options became fully vested. On May 9, 2010, IGLD purchased 1,100,000 Ordinary Shares of the Company in a private transaction with former employees of the Company who had exercised the options to purchase the 1,100,000 Ordinary Shares. The purchase price for such 1,100,000 Ordinary shares was NIS 109 per share (approximately US$ 28.91 per share) or NIS 119.9 million in the aggregate (approximately US$ 31.8 million).

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B COMMUNICATIONS LTD.

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Financial Officer

Dated: June 30, 2010