Form 20-F
period 2010-12-31
B COMMUNICATIONS LTD
filed 2011-06-30
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ................

Commission file number: 001-33773

B COMMUNICATIONS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of principal executive offices)

Doron Turgeman, CFO, +972-3-9240000 (phone), +972-3-9399832 (fax)
2 Dov Friedman Street, Ramat Gan 52503, Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share 29,889,045 shares
(as of December 31, 2010)

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

Yes ☐                      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Yes ☐                      No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No 333-150173.

INTRODUCTION

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq The Israel Telecommunications Corp., Ltd. (TASE:BZEQ), or Bezeq, Israel’s largest telecommunications provider, for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.75 billion). On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to serve on Bezeq’s 13 person Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began to report the consolidated results in our 2010 second quarter earnings release.

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

We changed our name from 012 Smile.Communications Ltd. to B Communications Ltd. on March 16, 2010 in connection with our acquisition of the controlling interest Bezeq. Since our initial public offering in October 2007, our ordinary shares have been listed on the NASDAQ Global Market (and since  January 1, 2011 on the NASDAQ Global Select Market) and on the Tel Aviv Stock Exchange (symbol: BCOM).

On March 10, 2011, we, through our wholly-owned subsidiary, B Communications (SP2) Ltd., or SP2, acquired 15,072,168 ordinary shares of Bezeq at NIS 10.055 per share (approximately $2.83 per share), increasing our ownership position in Bezeq to 829,283,713 ordinary shares, or 30.84% of Bezeq’s outstanding shares (29.62% on a fully diluted basis). On March 14, 2011,  SP2 purchased an additional 14,590,000 ordinary shares of Bezeq at  NIS 10.1716 per share (approximately $2.87 per share), further increasing our ownership position in Bezeq to 843,873,713 ordinary shares, or 31.37%  of  Bezeq’s outstanding shares (30.14% on a fully diluted basis).  As of June 30, 2011, our ownership interest in Bezeq declined to  31.23%  due to Bezeq employee option exercises.

As used in this annual report, the terms “we,” “us” and “our” mean B Communications Ltd. and its subsidiaries, unless otherwise indicated. As used in this annual report, “Internet Gold” means “Internet Gold - Golden Lines Ltd,” “Eurocom Communications” means “Eurocom Communications Ltd,” “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd.

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008. Comparative data in our financial statements for the year ended December 31, 2009 has been restated to retrospectively reflect the adoption of IFRS. Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and are translated into U.S. dollars at the representative rate of exchange at December 31, 2010 (NIS 3.549 = $1.00). All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

ii

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.	Selected Financial Data

For the years ended December 31, 2008, 2009 and 2010, we have prepared our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Until December 31, 2008, our consolidated financial statements were prepared in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP. We have restated our consolidated financial information at and for the year ended December 31, 2008, in accordance with IFRS 1, on “First Time Adoption of IFRS,” and financial information set forth in this annual report for the year ended December 31, 2008, may differ from information previously published.

As a first-time adopter of IFRS effective as of January 1, 2009, we followed the specific prescriptions described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the Notes to our consolidated financial statements.

The tables below at and for the years ended December 31, 2008, 2009 and 2010 set forth selected consolidated financial data under IFRS, which is derived from our audited consolidated financial statements. The audited consolidated financial statements at December 31, 2009 and 2010 and for the three years ended December 31, 2010 appear in this annual report.

IFRS
Consolidated Statement Income Data:

	Year Ended December 31,
	2008	2009	2010	2010
	(NIS in millions, except share and per share data)			(US$ in millions, except share and per share data)
Revenues	1,106	1,173	8,657	2,439
Depreciation and amortization	112	98	2,294	646
Salaries	161	158	1,488	419
General and operating expenses	694	749	3,640	1,026
Other operating expenses	7	2	5	(1)
Operating income	132	166	1,230	347
Finance expense	65	49	600	169
Finance income	(8)	(85)	(313)	(88)
Income after financing expenses (income), net	75	202	943	266
Share of losses in equity-accounted investee	-	-	235	66
Income before income tax	75	202	708	200
Income tax	22	55	385	109
Net income for the year	53	147	323	91
Income (loss) attributable to:
Owners of the company	53	147	(140)	(39)
Non-controlling interests	-	-	463	130
Net income for the year	53	147	323	91

Basic earnings (loss) per share.	2.08	5.81	4.83	1.36
Diluted earnings (loss) per share	2.08	5.81	4.93	1.39

IFRS
Statements of Financial Position:
	Year Ended December 31,
	2008	2009	2010	2010
	(NIS in millions)			(US$ in millions)
Cash and cash equivalents	61	940	383	108
Total assets	1,581	2,410	24,034	6,772
Total current liabilities	477	1,146	4,157	1,171
Non-current liabilities	384	342	11,534	3,250

The tables below at and for the years ended December 31, 2006 and 2007, set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements at and for the years ending on such dates.

U.S. GAAP
Statement of Operations Date:
	Year Ended December 31,
	2006	2007
	(NIS in millions, except share and per share data)
Revenues	343	1,103
Cost of revenues	225	762
Selling and marketing	60	157
General and administrative	23	58
Impairment and other charges	10	11
Operating income	25	115
Financial income (expenses), net	(17)	(52)
Income before income taxes	8	63
Income tax expense	10	23
Net income (loss)	(2)	40
Basic and diluted earnings (loss) per share	(0.11)	2.05
Weighted average number of ordinary shares used in calculation of basic and diluted earnings (loss) per share	18,370,000	19,493,329

U. S. GAAP
Statements of Financial Position Data:
	As of December 31,
	(NIS in millions)
	2006	2007
Cash and cash equivalents	38	230
Total assets	1,372	1,554
Total short-term debt	343	112
Total long-term loans (net of current maturities)	3	440

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

Period	Average	High	Low	At Period End

Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802
Year ended December 31, 2009	3.923	4.256	3.690	3.775
Year ended December 31, 2010	3.732	3.894	3.549	3.549

Period	High	Low

December 2010	3.665	3.549
January 2011	3.710	3.528
February 2011	3.713	3.602
March 2011	3.635	3.481
April 2011	3.473	3.395
May 2011	3.538	3.377
June 2011 (through June 29)	3,485	3,363

On June 29, 2011, the representative rate of exchange was NIS 3.4260 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to the Business of Bezeq

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

Competition in the voice, cellular and Internet services markets in Israel is intensifying. The main characteristic of market competition in 2010  was the continued consolidation  of communication groups and their offering comprehensive service packages and products.  As reflected in the following table, four main groups, consisting of companies under common or joint control, operate in the communications market in Israel today: the Bezeq Group, the IDB group, Partner Communications Company Ltd., or Partner, and HOT Telecom, or HOT, a cable communications company and together with Mirs Ltd., the HOT-Mirs Group.

Type of Activity	Bezeq	IDB	Partner	Hot – Mirs
Cellular telephony	Pelephone	Cellcom	Partner	Mirs
Fixed-line telephony	Bezeq	Cellcom Netvision	Partner/012 Smile	HOT Telecom
Internet infrastructure	Bezeq/ Pelephone	Cellcom	Partner	HOT Telecom
Internet access (ISP)	Bezeq International	Cellcom Netvision	Partner/012 Smile	HOT-Net
International calls	Bezeq International	Netvision	012 Smile	-
Multi-channel television	(DBS)	-	-	HOT Broadcasts

While in the past the competition in the communications market was mainly among independent communications services providers in each segment separately, more recently and especially in the last year, the trend has reflected increased competition among communications groups. In some cases, the groups operate on the basis of marketing cooperation among the various communications providers in the group so as to provide full communications services, utilizing the marketing and operational advantage inherent in such a structure, while in other cases where there is no cooperation of this kind at present, there is likely to be cooperation in the future in view of the control links between the companies and the changing regulatory policy affecting the industry.

Another recent development is an increase in the consumption of "service packages” (packages containing various communications services such as telephony, Internet and broadcast services). This trend is strengthening with the transition to technologies based on IP protocol, which promotes technology convergence between the different communications systems and with the start of penetration of integrated products enabling various communications solutions on the same communications device (e.g. cellular and fixed-line telephony services in one handset). Communications groups market, or are likely to market in the future, joint service packages consisting of different communications services of the companies in each group. As a rule, the marketing of the joint service packages enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the basket's components), and a comprehensive solution that does away with the need to subscribe to a number of different providers.

We believe that the Bezeq Group is subject to stricter limitations than those which apply to the other communications groups, including among other things structural separation limitations and a limitation on marketing "joint" service packages.

In March 2011, a committee appointed by the Israeli Ministers of Communications and Finance, the Hayek Committee, published its preliminary recommendations for public comments. The Hayek Committee's recommendations relate to an array of fields in the Israeli Communications market. The final recommendations of the Hayek Committee, if adopted, may have a significant influence on competition in the markets in which the Bezeq Group operates.

In September 2010, the Ministry of Communications published a tender for the grant of frequencies and a license for new cellular operators that will own infrastructure. Existing operators (other than Mirs), as well as their affiliates, were forbidden to bid in the tender. The tender includes various benefits for the winner, the purpose of which is to promote competition, remove barriers and to ease the entry of another operator.

In April 2011 Mirs Communication Ltd. (of the HOT-Mirs Group) and Marathon Telecommunications Ltd. (of the Xfone Group) won tenders for the grant of frequencies and a license for cellular operators that will own infrastructure.  In May 2011, after Marathon Telecommunications. failed to timely submit the requisite guarantee, it's selection as a winner in the tender was revoked by the tender committee and the next runner-up, the Select Group, was declared the second winner in the tender.

Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model. Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

Another characteristic of market competition in 2010 was the continued actions to promote the entry of mobile virtual network operators, or MVNOs, into Israel’s cellular market. On January 20, 2010, the Minister of Communications signed regulations allowing the grant of MVNO licenses. MVNO licenses were recently granted to a number of companies and applications have been submitted to the Ministry of Communications by other companies for receipt of such licenses. Pelephone signed agreements with two  MVNOs  that will enable the MVNOs to use Pelephone’s infrastructure and network in order to service the MVNO’s customers and operation.

Competition in the communications market could also be affected by the reduction of cellular network interconnect tariffs. During the first quarter of 2011, the reduction in interconnect fees resulted in a reduction of approximately NIS 350 million ($99 million) in revenues, which was offset in part by a reduction of approximately NIS 287 million ($81 million) of expenses. Bezeq is unable at this time to assess the long-term impact of the reduction in  interconnect tariffs.

Bezeq operates in a highly regulated telecommunications market which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

Bezeq operates in a highly regulated industry in Israel, which limits its flexibility in managing its business, mainly with respect to the land-line market. Bezeq is subject to government supervision and regulation relating to, among other things, licensing for activity, determining permitted areas of activity, determining tariffs, operation, competition, environment, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and prohibition to terminate or restrict its services (which may force Bezeq to provide services even when not economically feasible). This supervision and regulation at times lead to the intervention of the State of Israel. Bezeq’s business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations.

Bezeq may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq, mainly with respect to its cellular operations through Pelephone, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006, which regulates the emission of electromagnetic radiation from broadcast facilities. Pelephone is currently working to obtain permits to set up and operate its various broadcasting installations; however, the policies maintained by the various relevant entities and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations and the regularity of the services using the infrastructure. As a result, Bezeq’s revenues from these services could be adversely affected.

In addition, the establishment and operation of cellular antennas are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies. The foregoing may impair the quality and capacity of Bezeq’s and Pelephone’s existing networks and the deployment of new networks.

Actual and alleged health risks related to cellular network sites and mobile telecommunication devices could have a material adverse effect on our business, operations and financial condition.

Cellular network sites, handsets and accessories are known to be sources of non-ionizing radiation emissions. Pelephone takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environment Protection (levels adopted in accordance with international standards). However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on our business and could result in a reduction in the use of cellular services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Pelephone deposited with the planning authorities pursuant to the Planning and Building Law. Pelephone’s third-party liability policy does not currently cover electromagnetic radiation.

Bezeq’s tariffs for its services are subject to government control, which harms its ability to compete and results in an erosion of its tariffs, which adversely affects its business.

Bezeq’s tariffs for its services are subject to government control. Some of these tariffs are stipulated in regulations and these regulations also stipulate a formula for updating tariffs. Bezeq is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Further, alternative payment packages, which should provide an immediate alternative to the regulated tariffs, are currently subject to certain conditions which often render the alternative payment package option moot. The foregoing factors harm Bezeq’s ability to compete and results in an erosion of its tariffs, which adversely impacts its business.

On March 28, 2010, the Ministries of Communications and Finance announced the appointment of the Hayek Committee that will consider a new tariff arrangement for Bezeq, including determining new tariffs relating to the provision of services in the wholesale market for fixed-line communications (including resale and the provision of access to infrastructure) and call completion tariffs in the fixed-line networks. The Hayek committee presented its preliminary recommendations for public comments in March 2011.

Bezeq is subject to restrictions on intercompany relations with affiliated companies, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for fixed-line communication services obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to various limitations as a result of its declaration as a monopoly in the fixed line services business, as well as limitations set forth in merger approvals granted by the Israeli Antitrust Commission.  Separation is required between the managements of Bezeq and such other companies, as well as separation between the financial and marketing systems, assets and employees, which causes high administration overheads. Bezeq is also subject to limitations with respect to the offering of joint service packages with those companies, which adversely impacts its business, particularly in light of the recent entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Bezeq’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Bezeq provides services using various infrastructure systems that include, exchanges, transmission, data communication and access systems, cables and computerized systems.  Some of Bezeq's systems have backup, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster, could cause extreme difficulties in providing service, including if Bezeq is unable to repair the systems.

Bezeq is currently deploying its new generation network, which to a large extent will replace its traditional networks. The set-up of a new network based on advanced technology involves operational and business risks, such as damaging the continuity and quality of the services provided to Bezeq’s customers, which could adversely impact its business.

Pelephone’s operations in the cellular market are exposed to losses in the event of malfunctions in the terminal equipment that it sells, including various property risks and liabilities. Pelephone’s cellular information systems are networked throughout the country through designated communications lines and via the Internet, and its cellular business is highly dependent upon these systems. Wide-scale malicious harm or malfunction might adversely affect Pelephone’s cellular business and financial results. Also, Pelephone’s cellular communications network is deployed around the country through network core sites and antenna sites and it cellular business is totally dependent upon these systems. Damage caused by natural or other disasters, war or damage to the switching farm and/or servers used by Pelephone for its core cellular activities could have an adverse effect on its business and results of operations. Pelephone’s cellular business uses two frequency ranges: 850 MHz and 2100 MHz. These frequencies are exposed to interruptions and could impair service quality of the networks that it operates.

Pelephone’s assigned frequency may not easily support the implementation of new technologies, which could have an adverse effect on Pelephone’s competitive position in the cellular market.

In certain situations the 850 MHz frequency available to Pelephone may  not easily support the  implementation of new technologies emerging in the cellular communication sector,  which could make it difficult for Pelephone to implement them. This would have an adverse effect on Pelephone's competitive status, since the other licensees have other frequencies available to them, some of which may support those technologies, while obtaining new frequencies may be difficult. Furthermore, Pelephone’s  frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include among other things, the fact that the 850 MHz frequency is also used for terrestrial television broadcasts, and by television stations broadcasting in the Middle East (mainly in Cyprus), which use could cause  interference in Pelephone’s 850 MHz  EVDO/XRTT1 and UMTS/HSPA networks.

Bezeq and its subsidiaries are parties to legal proceedings, which could result in them being ordered to pay significant sums.

Bezeq and its subsidiaries are parties legal proceedings, including class actions, which could result in them being ordered to pay significant sums. Class action claims can reach large amounts, as virtually all residents of Israel are consumers of Bezeq’s services and a claim that relates to a minor loss for a single consumer can become a material claim for Bezeq if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions may also try to involve Bezeq as a party to such proceedings.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology, which imposes a heavy financial burden on Bezeq.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology. The frequent technological changes in infrastructure and terminal equipment and the intense competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost. The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position. Bezeq’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments. If Bezeq is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected.

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

Bezeq collects payments from some of its customers in foreign currency, primarily U.S. dollars. In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currency, primarily U.S. dollars. Changes in the exchange rates of the currencies in which Bezeq operates, primarily the NIS against the U.S. dollar, could have an adverse effect on Bezeq’s cash flow and profitability.

Market and financial stability and the strength of the economy in Israel and worldwide have recently been subject to great volatility and led to a global economic slowdown. Although global economic conditions have begun to stabilize or improve, if the local market weakens, Bezeq’s business results could be harmed and its revenues may decline.

Risks Related to Our Company

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

To facilitate the funding of our acquisition of the controlling interest in Bezeq, we entered into two financing agreements under which we received loans in a total principal amount of NIS 5.1 billion, of which NIS 4.1 billion (approximately $1.2 billion) was outstanding at December 31, 2010.  As of June 30, 2011, the financing agreements include certain financial covenants, including, among other things, the requirement that Bezeq maintain certain minimum shareholders equity and minimum ratio of shareholders’ equity.  In addition, our wholly-owned subsidiary that directly holds the Bezeq interest must maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio. The Bezeq shares we acquired and all of such subsidiary’s other rights and assets (except for the 29,662,168 ordinary shares of Bezeq that were acquired in March 2011 and such additional Bezeq shares that we may acquire in the future) have been pledged to the lenders as security under the loan agreement. In addition, we have pledged to the lenders the entire equity we hold in the subsidiary we established to acquire the Bezeq shares and the debt owed by such subsidiary. Our ability to repay our debt may be affected by Bezeq’s distribution policy and the amount of dividends we receive from Bezeq. If we are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, our indirect fully owned subsidiary which holds the Bezeq interest, or SP2, our wholly-owned subsidiary that directly owns such subsidiary and other members of the Eurocom group were granted a permit to control Bezeq, pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination of Essential Service Provided by “Bezeq” The Israel Telecommunication Corp. Limited), 5757-1997, or the Communications Order. The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2. In February 2011, the Prime Minister and Minister of Communications gave approval for such holdings to reach 29% in the event of dilution resulting from the exercise of stock options by Bezeq employees, for a period of six months commencing from the date such holdings fall below 30%.  In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and Internet Gold. If we, Internet Gold or any other member of the Eurocom group subject to the control permit fails to comply with the terms of the control permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

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

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

Beginning in the 2010 second quarter, we began consolidating Bezeq’s financials results into our financial statements following our acquisition of the controlling interest in Bezeq. Effective for the year ended December 31, 2011, our management report on internal control over financial reporting and our independent registered public accounting firm’s attestation report  must include an assessment with respect to Bezeq’s internal control over financial reporting. Prior to our acquisition of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act. We may in the future identify a material weakness in Bezeq’s internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Relationship with Internet Gold and Eurocom Communications Ltd.

Because Internet Gold and Eurocom Communications control substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of all shareholder votes.

Internet Gold owned approximately 78.11% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 79.48% of our outstanding ordinary shares, as of June 16, 2011. Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

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

We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy. Our indirect wholly-owned subsidiary, SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq. You should not rely on an investment in our company if you require dividend income from your investments.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring countries may have a material adverse effect on our and Bezeq’s business, financial condition and results of operations.

Recent popular uprisings in various countries in the Middle East are affecting the political stability of those countries.  In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Any events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules. As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Following our acquisition of the controlling interest in Bezeq, we and our shareholders are required to comply with the Communications Law, the Communications Order and regulations promulgated by the Ministry of Communications.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications in order to acquire the controlling interest in Bezeq. Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications. Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation. In this context, holding 25% of our means of control is presumed to confer significant influence. ”Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

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

Prior to our October 2007 initial public offering in the United States, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, whose shares are included in the TASE-75 Index. Internet Gold owned approximately 76.78% of our ordinary shares as of December 31, 2010. Eurocom Communications owned 73.83% of Internet Gold’s outstanding shares as of December 31, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.83 billion) and became the controlling shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of our company. The transaction was completed after all conditions in the agreement were met, including receipt of the approval of the Prime Minister of Israel and the Israeli Minister of Communications (including the grant of control permits) and the Israeli Antitrust Commissioner. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s 13 person Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release. As of June 30, 2011, we hold a 31.23% ownership interest in Bezeq.

Bezeq is the principal provider of communications services in Israel. Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services). Bezeq, which was established as a government company in 1980, became a public company in 1990 and its shares are traded on the TASE.

Bezeq has the following four principal areas of operation:

●
Bezeq – domestic fixed-line communications. This segment primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

•
Pelephone – cellular telephone. Cellular mobile telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•
Bezeq International– Internet, international communications and network endpoint, or NEP, services. Bezeq International is an Internet service provider, or ISP, and also provides international communications services and NEP services.

•	D.B.S. Satellite Services (1998) Ltd. - Provides multi-channel broadcast and value added services via satellite.

In view of the decision in 2009 of the Israeli Supreme Court not to approve the merger of Bezeq and DBS, Bezeq ended its control over DBS and commencing August 21, 2009 it ceased consolidating the results of DBS into its financial statements and since August 21, 2009, Bezeq’s investment in DBS is accounted for under the equity method.

On November 28, 2010, Eurocom D.B.S. Ltd., or Eurocom DBS, purchased all of the DBS shares and rights to purchase DBS shares held by shareholders of DBS other than Bezeq, following which Eurocom DBS and Bezeq remained as the only shareholders of DBS. According to Eurocom DBS, the purchased shares, which constitute approximately 17.62% of the outstanding share capital of DBS, are held in trust pursuant to regulatory requirements, as well as the other DBS shares (32.6% of the outstanding shares of DBS)owned by Eurocom DBS. With the addition of the newly purchased shares, the trustee holds 50.22% of the outstanding share capital of DBS owned by Eurocom DBS.

The following chart sets forth Bezeq’s shareholdings in its principal subsidiaries and affiliates:

The Public
49.78%
71.55%
100%
100%
31.23%
68.77%
D.B.S Satelite
Services (1998)
Ltd (2)
Wallat
Communications
Ltd (1)
Bezeq
International Ltd
Pelephone
Communications
Ltd
Bezeq The Israel Telecommunication Corp, Ltd
B Communications

(SP2) Ltd

_________________
(1)  A public company traded on the Tel Aviv Stock Exchange.
(2)  Bezeq holds options to purchase 8.6% of the shares of DBS.

In addition, Bezeq holds 100% of the shares of Bezeq On Line, which operates customer call centers which are not material to the operations of  Bezeq, and 100% of the shares of Bezeq Zahav Holdings, whose sole activity is the ownership of Debentures Series 5 of Bezeq.

Below are details of the holdings in Bezeq at March 31, 2011 and June 16, 2011, and on a fully diluted basis at June 16, 2011,  assuming exercise of all the options granted to employees and managers of the Bezeq Group at March 31, 2011.

	Percentage of holdings
Shareholders	At March 31, 2011	At June 16, 2011	With full dilution at June 16, 20111
B Communications (through SP2)	31.36%	31.23%	30.13%
The public	68.64%	68.77%	69.87%
____________________

(1)
The calculation of full dilution assumes that the granted options will be exercised for shares. In view of the mechanism of exercise  of stock appreciation rights in the plan for managers and senior employees in the Bezeq Group, this assumption is theoretical only, since in practice, under the terms of the plan and according to the outline, offerees who exercise the options will not be allocated the full number of shares underlying the options, only the number of shares that reflect the amount of the financial benefit embodied in the options.

Permit to Control Bezeq Granted to Members of the Eurocom Group

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, our indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, our wholly-owned subsidiary that directly owns SP2 and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order. On April 13, 2010, the control permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

According to the Companies’ Control Permit, the parties must hold not less than 30% of any type of means of control of Bezeq and SP2. In February 2011, the Prime Minister and Minister of Communications gave approval for such percentage to reach 29% in the event of dilution resulting from the exercise of stock options by Bezeq employees, for a period of six months commencing from the date such holdings fall below 30%. Our subsidiary which owns the Bezeq shares is deemed to hold the Bezeq shares directly notwithstanding that the Bezeq interest is recorded in the name of a trust company wholly-owned by Bank Hapoalim, which was granted a lien over the Bezeq shares that were purchased from Ap.Sb.Ar. Holdings Ltd and  held by SP2 as a security for the repayment of the NIS 4.6 billion  loan (which was reduced to NIS 3.6 billion (approximately $1.0 billion) at December 31, 2010) provided by Bank Hapoalim and other banking and financial institutions, referred to as the Lending Parties, for the funding of our acquisition of the Bezeq interest.

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

According to the Companies’ Control Permit, SP2 must at all times be held by an “Israeli Party,” as defined in the Communications Order, to the following extent:

•	At least 19% of each of the means of control of SP2 must be held by an Israeli Party at all times; or

•	At least 19% of the rights to vote at the general meeting of shareholders of SP2 and the rights to appoint directors of SP2 must be held by an Israeli Party at all times; and

•
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

The Prime Minister of Israel and Israeli Minister of Communications have determined that we and Internet Gold are deemed to be “Israeli Parties,” so long as we and Internet Gold are controlled by a citizen and resident of Israel and that the ownership interest of Messrs. Shaul Elovitch and Yossef Elovitch in Internet Gold does not fall below 50% and the ownership interest of Internet Gold in our company does not fall below 50%. In accordance with such approval, we and Internet Gold may only transfer our holdings in Bezeq to an Israeli Entity, subject to all approvals required by law.

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

In the event the Prime Minister of Israel and Israeli Minister of Communications find that the information they were provided is incorrect, that there has been a material change in the details provided by the parties to the Companies’ Control Permit which justifies its cancellation, or such parties failed to submit a required report, and such Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, such Ministers may take action to cancel the Companies’ Control Permit. Upon its cancellation, all the shareholdings purchased under the Companies’ Control Permit will be deemed “Exceptional Holdings,” as described above.

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

The Israeli Communications Industry

The communications industry around the world and in Israel has developed rapidly. The technology and corporate structure and regulations governing the communications industry in Israel has undergone and continue to be subject to constant changes. A number of communications groups operate in the Israeli communications market on the basis of cooperative marketing among a number of companies and/or among companies with common ownership for the supply of comprehensive communications service packages, thus utilizing the marketing and operational advantages inherent in such a structure.

Government Regulations

The Israeli communications industry is regulated and controlled by the Israeli Ministry of Communications and to a lesser degree by other governmental authorities.  Bezeq is subject to government supervision and regulation relating to, among other things, licensing, determining permitted areas of activity, determining tariffs, operation, competition, environmental matters, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and prohibitions as to the termination or restriction of its services (which may force Bezeq to provide services at a loss). Bezeq was declared a monopoly in its main fields of activity, and is also subject to control and restrictions under the Antitrust Law, 5748-1988. This supervision and regulation at times lead to governmental  intervention. Bezeq’s business and operations could be adversely affected by decisions of regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations.

Bezeq is under an obligation to provide services to the entire public in Israel, or universal service. Similar obligations are not imposed on holders of specific domestic operator licensees that are able to compete for Bezeq’s lucrative customer base (primarily business customers) which represents a significant source of revenue for Bezeq.

Bezeq was declared a provider of essential telecommunications services under the Communications Order. By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them. Among these services are basic telephone services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order. The main provisions of the Communications Order are:

•
Limitations on the transfer and acquisition of means of control, which includes a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications, or the Ministers.

•
Transfer or acquisition of control in Bezeq requires the approval of the Ministers by means of a Control Permit. The Control Permit establishes the minimum holding percentage in each of the means of control in Bezeq by the holder of the Control Permit where a transfer of shares or an issuance of shares by Bezeq, as a result of which the percentage of ownership of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (including,  an issuance to the public under a prospectus, or sale or private placement to institutional investors).

•
Holdings not approved in compliance with the Communications Order will be considered "exceptional holdings" and any exercise of a right by virtue of exceptional holdings will not be valid. The Communications Order also contains provisions authorizing the Ministers and Bezeq to apply to the courts with an application for the enforced sale of exceptional holdings.

•	A duty to report to the Ministers upon demand is imposed on Bezeq with respect to any information on matters relating to provision of an essential service.

•	75% of the members of the Board of Directors of Bezeq must be Israeli citizens and residents who have a security clearance as determined by the General Security Service.

•
The Chairman of the Board of Directors of Bezeq, the external directors, the chief executive officer,  the deputy chief executive officer and other office-holders in Bezeq as listed in the Communications Order, must be Israeli citizens and residents and have a security clearance appropriate to their functions.

•
Nationality requirements are established for the controlling shareholder in Bezeq: an individual must be an Israeli Entity (as defined in the Communications Order); a corporation must be incorporated in Israel, the center of its business must be in Israel, and an Israeli Entity must hold at least 19% of the means of control of such company.

•
The approval of the Ministers is required for granting rights in certain assets of Bezeq (switches, cable network, transmission network and data bases and banks). In addition, the grant of rights in means of control in subsidiaries of Bezeq, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

•	Provisions were established for the protection of computerized systems and the purchase of hardware and software.

•
Certain actions of Bezeq require the approval of the Minister of Communications, including voluntary liquidation, a settlement or arrangement between Bezeq and its creditors, a change or reorganization of the structure of Bezeq and a merger or split of Bezeq.

The regulations affecting the Bezeq Group are described in the sections of this annual report relating to each of the operating segments of Bezeq.

Changes in the Regulatory Environment

The Gronau Committee

On March 12, 2008, a report was published by a public committee appointed by the Minister of Communications in December 2006 to formulate detailed recommendations for a policy and principles of competition in the communication market in Israel. This committee, referred to as the Gronau Committee , was led by Professor Gronau.  On August 13, 2008, the Minister of Communications announced his decision to adopt the conclusions of the Gronau Committee, subject to a number of changes, which constitute the policy of the Minister of Communications for the near future.

The following measures were proposed by the Ministry of Communications, aimed at enhancing competition in the sector, in part following a decision made by the government and the recommendations of the Gronau Committee:

•
Changes in the fixed-line sector. The Minister of Communications decided that the Ministry of Communications will prepare the regulatory and pricing infrastructure for the establishment of a wholesale market for fixed-line communications (including resale and the provision of access to infrastructure), including arrangements for local loop unbundling, or LLU.

•
Sale of service packages that cannot be unbundled by the subsidiaries.  It was recommended that after implementation of the wholesale market arrangement, the subsidiaries of Bezeq would be granted a permit to provide service bundles that cannot be unbundled (i.e. bundles in which the separate services cannot necessarily be purchased on the same terms as those at which they are offered in the bundle).

•
Flexibility in the approval of alternative payment packages for Bezeq. The tariffs for Bezeq’s controlled services (telephony and others) which are fixed in regulations were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the Israeli consumer price index, or the CPI, plus an efficiency factor), as provided in the regulations, so that on average, Bezeq’s controlled tariffs will erode in real terms.

•
Alternative payment packages.  Under the Communications Law, if tariffs are fixed for the controlled services, the Minister of Communications may, with the consent of the Minister of Finance, approve the request made by the licensee for an alternative payment package for a service package. The approval mechanism was simplified in December 2010, so that the Bezeq Group may offer an alternative payment package after the period defined in the law unless the Minister of Communications or the Minister of Finance announces his objection. An alternative payment package will be approved only  it is worthwhile for 30% or more of the subscribers who consume the services offered in the package.

•
Promotion of grant of MVNO licenses to virtual cellular operators. In January 2009, the Israeli Government decided to promote the entry of MVNOs into Israel’s cellular market and on January 20, 2010, the Minister of Communications signed regulations allowing the grant of MVNO licenses. MVNO licenses were recently granted to a number of companies and applications have been submitted to the Ministry of Communications by other companies for such licenses.

•
Structural separation.  It was decided to enforce structural separation within the HOT Group (nevertheless, the license of HOT Telecom was amended in June 2009 and exceptions were made with respect to the structural separation obligation between it and HOT Broadcasts) and to leave the structural separation in Bezeq Group as long as there are only two companies that own a nationally deployed fixed-line infrastructure.

•	Entry of cellular operators into the international telephony market. It was decided to allow all cellular operators to enter the international telephony market.

•
Reduction of the rate of royalties. The committee recommended a gradual reduction in the rate of royalties applicable to license-holders, until their eventual cancellation. Nevertheless the rate of royalties was raised in 2010 contrary to this recommendation.

The Hayek Committee

On March 28, 2010, the Ministers of Communications and Finance appointed the Hayek Committee to review and revise the structure of Bezeq's tariffs and to set wholesale service tariffs  and call completion tariffs in the fixed-line networks. In the letter of appointment, the Committee was requested to make recommendations regarding setting the base level of telecommunications tariffs and how they would be calculated, a tariff control mechanism, tariff updates including an efficiency factor and mechanisms for the prevention of cross-subsidization among the various services, based on the cost of the services.

In addition, and with the approval of the Minister of Communications, the Chairman of the Hayek  Committee would be able to discuss other topics not included in the letter of appointment. The Minister of Communications approved the Hayek Committee's discussion of structural separation in the communications market, and the question of tariff control – its format and its necessity, and the communications project of Israel Electric Corporation. On February 12, 2011, the Hayek Committee sent a request to Bezeq for data to enable it to examine the costs of components in domestic carrier networks.

On March 3, 2011, the Hayek Committee invited the public to submit by March 22, 2011 (which date was later extended to April 17, 2011), their positions on the Hayek Committee's recommendations on structural matters in the communications industry. The structural recommendations in the document constitute, according to the Hayek Committee's letter, conditions for implementation of the detailed arrangements that would then be formulated by the Hayek Committee. The main points are:

•
Compulsory structural separation in fixed-line and other areas of the communications industry would be cancelled, except for the structural separation in multi-channel television, which would be cancelled after operation in the television market is enabled on the Internet infrastructure.

•
Control of Bezeq's wholesale tariff would be determined  by setting a maximum tariff. The Committee, which  proposed that this arrangement be implemented immediately, is also considering ending control by means of setting tariffs by means of a transition to a methodology wherein a license holder may demand reasonable payments, which increases will be implemented gradually

•
Holders of general domestic carrier licenses will provide service and allow use of all the infrastructures required to enable other license-holders to provide service for end-users (including, passive infrastructure, transmission lines in various technologies, and others).

•
Broadband access service will be immediately provided in a manner that will enable a service provider that does not have its own infrastructure to manage the service. The infrastructure provider will be required to provide everything needed beyond the line itself, so as to permit the transparency needed for control and management of the service.

•
Holders of general domestic carrier licenses will reach agreements with other license-holders for the use of the types of services referred to in the above bullet-point. The agreements will be forwarded to the regulating entity and will be made known to the public.

•	In the absence of an agreement between the parties and to the extent required, the regulating entity will intervene to put in place the arrangements that the Hayek Committee intends to formulate

•	Holders of general domestic carrier licenses will regularly inform other license-holders of the deployment of the existing infrastructures.

•
The perceived need to advance the use of  the  infrastructure of the Israel Electric Corporation to provide wholesale services and that the terms of implementation should be applied equally to the entity that will be established as part of this initiative and to other general domestic carrier license-holders.

•	The cancellation of structural separation is conditional upon and will be implemented immediately upon fulfillment of the following terms:

o	Implementation of the third, fifth and eighth bullet points above.

o
On the earlier of six months from the date on which agreements as referred to in fifth bullet point are signed, or from the date on which the holders of general domestic carrier licenses start to provide the wholesale services as provided in those agreements.

o	Deposit of autonomous bank guarantees in significant amounts(hundreds of millions of shekels) by general domestic carrier license-holders to assure the existence of a wholesale market.

Failure to comply with one or more of these principles will, among other things, result in stringent control, the imposition of personal liability on the managers of companies that hold general domestic carrier licenses, forfeiture of the guarantees, and an obligation for structural separation between the infrastructure of the license-holder and the services provided to the end-users.

Bezeq, which is studying these recommendations, believes that the recommendations that will eventually be adopted by the Hayek Committee could materially influence the Bezeq Group, even though they are difficult to assess before their adoption. The ultimate impact of the Hayek Committee's recommendations will also depend largely on the balancing of the various factors in the recommendations and in their detailed explanations. For example, the development of a wholesale market and imposition of the duty to break up the fixed-line network into sections, could have a significantly adverse effect on the Bezeq Group. Conversely, if recommendations are adopted concerning the cancellation of structural separation, such factors would have far-reaching and positive implications for the Bezeq Group and its results. It is difficult to assess the implications of the proposed change in the tariff control mechanism before the final format is decided, although under certain conditions it could positively impact Bezeq's operating results.

Bezeq and Bezeq International submitted their comments to the Hayek Committee, which stated that the various comments would be published on the Ministry of Communications website. The Hayek Committee intends to formulate detailed recommendations for these arrangements and to present them to the Ministers of Communications and Finance after considering the remarks of the public.

Proposal for a new communications authority

In July 2010, the Ministry of Communications distributed a memo – The Israel Communications Authority Law 5770-2010, concerning the establishment of a communications authority, which would become the main regulatory body for telecommunications and for broadcasting in Israel and would hold the powers now held by the Ministry of Communications, the Second Television and Radio Authority, the Second Authority Council and the Council for Cable and Satellite Broadcasts.

Structural separation

Bezeq’s  domestic carrier license states that it must maintain structural separation between itself and its Pelephone, Bezeq International, DBS and Bezeq On Line subsidiaries. This framework includes: (i) the complete separation of the managements of these subsidiaries, including business systems, the financial system and the marketing system;(ii) the complete separation of the assets; (iv) a ban on Bezeq hiring employees of a subsidiary and vice versa; (v) restrictions on the appointment of a Bezeq employee (other than the chairman of the board) as a director of a subsidiary; and (vi) a ban on the transfer of commercial information to a subsidiary (including in relation to Bezeq).

The structural separation limitations have placed the Bezeq Group in an inferior competitive position compared with the other communications groups which are not subject to such far-reaching limitations and give rise to high management overhead.

Other limitations on offering benefits to Bezeq Group companies and joint ventures

Other limitations on cooperative ventures between Bezeq and its subsidiaries arise from various provisions applicable to them, both under antitrust laws and conditions established by the Antitrust Commissioner in approvals of mergers between Bezeq and Group companies. Such limitations include a prohibition against discrimination in favor of companies within the Bezeq Group when providing certain services and by virtue of the provisions of Bezeq's license, the requirement to provide services equally to all and at a uniform tariff.

Service Packages

The Gronau Committee recommended that Bezeq and its subsidiaries be allowed to offer service packages consisting of telephony and Internet protocol television services once the wholesale market arrangements, as described above, have been implemented.

Until recently, the structural separation limitations prevented Bezeq from marketing joint baskets of services. The permit to market joint service packages was granted (by means of an amendment of Bezeq’s domestic carrier license) pursuant to a policy paper published by the Minister of Communications in 2004, which stated that after Bezeq's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint baskets of services with the subsidiaries in the same segment. Bezeq's market share in the private sector (according to the method of calculation determined by the Ministry of Communications) fell below 85% in 2008, and fell below 85% in the business sector in September 2009. Following such declines, in May 2010 Bezeq was permitted to offer private subscribers joint baskets of services with its subsidiaries, subject to approvals by the Ministry of Communications and other conditions prescribed  in Bezeq’s domestic carrier license, including:

•	The service packages must be able to be unbundled, meaning that a service included in a package will be offered separately and on the same terms; and

•
At the time a request for approval of a service packages is submitted, there must be a group of services in similar format being marketed to a private subscriber as a package by a license-holder who is not a subsidiary of Bezeq, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service packages.

Joint service packages marketed by Bezeq’s subsidiaries and which include the services of Bezeq are also subject according to their licenses to similar limitations, including unbundling (except for a service package marketed by a subsidiary that contains only Bezeq's Internet infrastructure service).

These limitations, and in particular the unbundling obligation, which severely limits the Bezeq Group's ability to offer discounts on the components of a service package, place the Bezeq Group in a competitively inferior position compared to the competing communications groups, which are not subject to similar limitations in marketing joint service packages (other than a limitation on marketing a joint service packages by HOT-Net and other companies in HOT Group).

At present, Bezeq may market joint service packages to the private sector only. As Bezeq's market share in the business sector declined to below 85% in September 2009, Bezeq requested that the Ministry of Communications amend its domestic carrier license so as to enable it to also market joint service packages to business customers. On February 3, 2011, the Ministry of Communications sent a draft amendment to the communications licenses of the Bezeq Group companies that will enable them to market  joint service packages to the business sector under the same limitations.

Limitation on the exit penalty a license-holder may collect from a subscriber

On February 13, 2011, the Ministry of Communications distributed a Law Memorandum – Communications (Amendment No. 47) (Limitation on payment and loss of benefit due to cancellation of an agreement) Bill, 2011, in which it is proposed to apply provisions to communications license-holders which are similar to those applied to the cellular companies with regard to limiting the exit commission that a license-holder can collect from a subscriber who cancels a subscription agreement to 8% of the average monthly bill of the subscriber up to the date of cancellation, multiplied by the number of months remaining to the end of the term of the commitment. License-holders are prohibited from demanding immediate payment of the balance of the subscriber's payments for terminal equipment in the event of cancellation of the agreement. According to the Memorandum, this prohibition will also apply to existing subscribers who request cancellation of their agreements with license-holders after the amendment comes into force.

Under the Memorandum, these provisions will also apply to domestic carriers  (including Bezeq), international call operators (including Bezeq International) and to broadcasting licensees (including DBS). Bezeq, Bezeq International and DBS believe that if the proposed amendment is adopted, it could increase the churn rate of subscribers in their areas of operation.

The Consumer Protection Law

In March 2010, an amendment to the Consumer Protection Law came into force enabling a consumer to cancel a sale transaction made over the phone or the Internet even after the start of the provision of the service. The amendment broadens the rights of cancellation in the event of any deception. In December 2010, regulations came into effect which also allow the cancellation of a transaction and a refund in situations that are not remote sale transactions.  In the last two years additional amendments were made to the Consumer Protection Law with respect to consumers disconnecting from ongoing services and the need for specific consent to continue transactions after the end of the defined period.

Competition in the Israeli Communications Market

The Israeli communications market is dominated by four main groups, the Bezeq Group, the IDB group (which controls Cellcom and 013 NetVision), the Partner group, which recently purchased 012 Smile. Communications Ltd. or 012 Smile,  and the HOT group and several other players, each having interests in one or more of the main communications sub-sectors.

IDB Group -  The IDB Group provides communications services through Cellcom Israel Ltd., or Cellcom, and Netvision Ltd., or Netvision, which are public companies under joint control. Cellcom provides cellular telephony services (including cellular Internet), fixed-line telephony mainly to business customers through its own infrastructure, transmission and data communication services for business customers through its own transmission network, and ISP services. Netvision provides ISP services, international call services and fixed-line telephony services using Voice over Broadband, or VoB, technology.  In March 2011, Netvision announced that that it had received a merger proposal from Cellcom. In June 2011, Netvision and Cellcom announced that they had entered into a merger agreement.  Under the merger agreement, all of Netvision’s shares would be acquired in exchange for cash based on a total valuation of  Netvision’s share capital estimated at NIS 1.54 billion ($       million) plus interest.  The closing of the merger is subject to finalization of a definitive agreement which is to be subject to among other things, the receipt of the requisite regulatory approvals.

Partner Group - The Partner Group provides communications services through Partner, a public company. Partner provides cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, international call services and fixed-line telephony using VoB technology. In March 2011, Partner completed the purchase  of the shares of 012 Smile, an international telephony services provider and ISP, which purchased the legacy communications business of our company in January 2010. Partner and 012 Smile are subject to structural separation limitations between 012 Smile's international telephony operations and Partner's cellular services.

HOT-Mirs Group - The HOT-Mirs Group provides communications services through HOT and through Mirs, which is controlled by Mr. Patrick Drahy, the controlling shareholder in HOT. The HOT-Mirs Group owns a cable infrastructure which is deployed nationwide, and it provides multi-channel television services though HOT, as well as fixed-line telephony services. The HOT-Mirs Group also has a nationwide Internet infrastructure and provides transmission and data communications services through HOT Telecom, a subsidiary of HOT. Mirs provides cellular communication services using iDEN technology, and in February 2011, it submitted a bid in a tender for Universal Mobile Telecommunications System, or UMTS, frequencies. In December 2010, HOT-Net, a subsidiary of HOT, was granted an ISP license, subject to structural separation limitations between HOT-Net and HOT and HOT Telecom, and limitations on marketing  joint service packages that include HOT-Net's Internet access (among the limitations are an obligation to market service packages that correspond to competing ISPs, and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the service package(unbundling). On May 4, 2011, HOT announced that its board of directors had received a proposal from companies controlled by its controlling shareholder to join them in negotiations for the acquisition of Mirs Communication Ltd. and it had authorized  a committee to take the actions necessary to review the proposal and conduct negotiations.

The Ministry of Communications has encouraged competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

•
an obligation to maintain complete structural separation among Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

•	supervision and regulation of part of Bezeq’s tariffs; and

•
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

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are a number of utility and transportation infrastructures in Israel today with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies. Among these are Israel Electric Corporation, or IEC, Israel Railways, Mekorot (water grid), pipeline infrastructures and the Cross Israel Highway Company. Some municipalities are also trying to create an alternative to cables being laid by communications license-holders by deploying their own infrastructures.

On July 15, 2010, the Israeli government, during its discussion of the Arrangements Law, decided to instruct the Minister of National Infrastructures and the Minister of Finance to exercise their authority under the Electricity Law, 1996, and to permit IEC (which in 2010 started a technological trial to ascertain its ability to provide a high-speed communications infrastructure by optical fibers to the customer's home, or FTTH, method) to operate in communications on certain conditions. Such conditions include: the establishment of a communications company that will use a fixed-line communications infrastructure based on the electricity grid; IEC would not hold more than 49% of the means of control in the communications company and would not control it; the communications company would do business with communications license-holders and not directly with private consumers (which would exclude large business customers, for which it could provide transmission or other services, subject to the approval of the Ministry of Communications).

On March 7, 2011, the Israeli government resolved to grant IEC approval to establish the communications company together with another company, which would use and operate the fixed-line communications infrastructure of IEC’s electricity grid. In addition, in this resolution the Israeli government amended its resolution of July 15, 2010, to provide that the communications company would have an exclusive right of use for providing telecommunications services on the basis of IEC's optical fiber communications infrastructure, subject to certain volumes and terms. The same decision also provided that the financing of that company will be from sources made available by the controlling shareholder and will be selected in accordance with the Government's decision, including by that company raising capital.  The resolution also provides that it does not restrain the Government’s right to change the decision or prevent the Ministers from exercising their authority under any law.

In Bezeq's estimation, such a communications company, if established, would compete with Bezeq in providing infrastructure and could have a material negative impact on its operations and results of operations, especially if that new company is permitted to provide services to operators and business customers without an obligation for universal deployment of an FTTH network or before completing deployment of a significant portion of the network. It is not certain that a competing communications company will be established, what limitations will be imposed on its activities and what concessions it might be granted.

HOT's Internet infrastructure is deployed nationwide and was recently upgraded to an Ultra Fast Internet, or UFI, network in which a range of communications services and interactive applications can be provided. The network is currently the principal competitor with Bezeq in the private sector. The upgrade of the infrastructure and grant of an ISP license to HOT-Net in December 2010 are expected to increase the level of competition in Internet access and could also increase the number of HOT customers who subscribe to service packages.

In April 2011, Mirs and Marathon Telecommunications Ltd. (of the Xfone Group) each won a tender for the grant of frequencies and a license to operate as a cellular operator that own infrastructure.  In May 2011, after Marathon Telecommunications failed to timely submit the requisite guarantee, it's selection as a winner in the tender was revoked by the tender committee and the next runner-up, the Select Group, was declared the second winner in the tender.

Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model. Under the terms of the tender, each one of the new operators will pay between NIS 705 million in license fees) which will be reduced by one seventh (1/7) (approximately 14.3%) for each one percent (1%) of the market share they accumulate in the private sector in the five years following the grant of the license, so that a new operator achieving a market share of 7% in the private sector would not pay any license fees. To guarantee payment of the license fees, the new operators undertook to submit a bank guarantee in favor of the Ministry of Communications in the amount of approximately NIS 705 million. Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

BUSINESS OF BEZEQ - THE ISRAEL TELECOMMUNICATIONS CORP. LTD.

Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel television, satellite broadcasts, Internet services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services.  Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE.

The following chart describes Bezeq’s ownership interests in its principal subsidiaries and affiliates, as at March 31, 2011:

Bezeq The Israel Telecommunications Corp. Ltd.
Pelephone
Communications
Ltd.
Bezeq
International
Ltd.
100%
100%
Bezeq
Online Ltd.
100%
Bezeq Gold
(Holdings) Ltd.
100%
D.B.S Satellite
Services (1998)
Ltd.
Walla!
Communications
Ltd
71.55%
49.78%
The Group has four principal areas of operation, which are reported as business segments in Bezeq’s consolidated financial statements.

•	Bezeq domestic fixed-line communications - Primarily includes Bezeq’s operation as a domestic operator, including telephony services, Internet services, transmission services and data communications.

•
Pelephone Communications Ltd. - Provides cellular services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•	Bezeq International Ltd. - Provides international communications services, Internet access (ISP) services, and NEP services.

•	D.B.S. Satellite Services (1998) Ltd. - Provides multi-channel broadcast and value added services via satellite.

Beginning in August 2009, Bezeq no longer consolidates the operations of DBS into its consolidated financial statements, but reports its operations as a segment in its consolidated financial statements.

Bezeq holds 49.78% of the shares of DBS as well as options to purchase additional shares, with the balance held by Eurocom DBS, which is indirectly controlled by Mr. Shaul Elovitch. Accordingly, cooperative ventures between it and the Bezeq Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in Bezeq has a personal interest, which process could impede the business flexibility of the Bezeq Group in such cooperative ventures.

In view of the position taken by the Antitrust Commissioner and the ruling of the Supreme Court in 2009, Bezeq is not permitted to increase its holdings in DBS or control it, which limits the Bezeq Group's ability to benefit fully from the advantages that could have been achieved from the inclusion of DBS in the Bezeq Group. If in the future these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between the companies in the Group are removed, then the options open to Bezeq to increase its holdings in DBS or to control it could create opportunities for the Group to benefit from synergies with DBS or facilitate the utilization of such synergies.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly include customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund, an investment in Walla! Communications Ltd., or Walla!, a popular Israeli provider of Internet and portal services, whose shares are listed on the TASE, and other investments.

On September 2, 2010, Bezeq International completed the purchase of 2,274,299 shares of Walla! (approximately 5% of the issued and paid up share capital of Walla!) by means of a special tender offer at NIS 6 per share and total consideration of NIS 13,645,794. Subsequently, and after receipt of the approval of the Antitrust Commissioner, on September 21, 2010, a trustee that held 9,902,467 shares of Walla! on behalf of Bezeq International transferred such shares back to Bezeq International, and Bezeq then purchased from Bezeq International all of the Walla! shares held by it (a total of 32,644,997 shares) at NIS 6 per share (a total of approximately NIS 195.87 million), so that after the purchase, Bezeq holds 71.55% of the shares of Walla!.

In September 2010, Walla completed the acquisition of 75% of the share capital of the Yad 2 website in consideration of NIS 117.5 million, subject to certain adjustments including the payment of additional amounts to certain of the shareholders of Yad 2, based on the amount of Yad 2's working capital.

The consolidated activities of Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this annual report. The operations of DBS are not included in Bezeq’s consolidated financial statements.

The Bezeq Group holds over 170 trademarks including its principal trademarks:  Bezeq, B – Bezeq's logo and Pelephone.

For detailed information about Bezeq’s business, see Bezeq’s Periodic Report for 2010, prepared in accordance with Israeli Securities Regulation (Periodic and Immediate Reports), 5730-1970, which report is available on Bezeq’s website at http://ir.bezeq.co.il. The information on Bezeq’s website is not incorporated by reference into this annual report.

BEZEQ FIXED-LINE BUSINESS

General

Bezeq has a general license for the provision of domestic fixed-line communication services in Israel. As a domestic carrier, Bezeq provides fixed-line telephony services, Internet infrastructure and  access services, transmission and data communication services.

Products and Services

Telephony

Bezeq's telephony services include basic telephony services on domestic telephone lines and associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, and conference calls. Bezeq also provides national services for businesses (1-800, 1-700) that offer full or partial payment for incoming calls by businesses. Bezeq currently operates about 12,500 public telephones around the country, which are operated by various types of pre-paid cards.

Bezeq operates a unified telephone directory for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to its 144 (directory information) service. The unified directory service provides data with respect to all of the telephone subscribers in Israel. Fixed line and cellular telephony operators in Israel are required to provide unified  directory services. At the end of 2009, the Ministry of Communications published a request for comments by the public with respect to the need for and format of opening number information services to competition, including by having these services provided by entities other than telephony operators or those acting on their behalf, or by canceling Bezeq's 144 code service. Bezeq opposed the proposed alternatives and to date, the position of the Ministry of Communications on the proposal has not been published.

In recent years, Bezeq's telephony services have been characterized by a decline in subscribers, use and revenues, mainly due to competition from the other fixed-line telephony service providers and the increased exclusive use of cellular services by many consumers. As of March 31, 2011, Bezeq had 2,342,000 active telephone lines compared with 2,445,000 lines on March 31, 2010. As part of its marketing strategy, Bezeq is working on the development and penetration of new services in both the private and business sectors. Bezeq plans to continue to launch additional products on the basis of market trends and customer needs.

Internet Access Infrastructure Services

Bezeq provides broadband Internet access infrastructure services in xDSL technology. At March 31, 2011, Bezeq had 1,079,000 Internet subscribers (compared with 1,045,000 at March 31, 2010). At December 31, 2010, the percentage of Internet subscribers connected to the NGN was about 52% of total Internet subscribers and the percentage of subscribers using NGN services (those with packages of 10 mbps or higher) was 18% of all Internet subscribers. The average surfing speed of Bezeq's Internet subscribers at March 31, 2011 was 4.8 mbps, compared with 3.0 mbps at March 31, 2010.

The Internet market has been one of the fastest growing markets of recent years, and this service has become a focus of Bezeq  and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades.

Data Transmission and Communication Services

Data communications services are network services for point-to-point transfer of data, transfer of data between computers and various communications networks, services to connect communications networks to the Internet, and remote access services. The companies operating in this field are Cellcom, Partner (which acquired the Med-1 operation), HOT, and Internet companies that also use leased infrastructures.

Data communication services are provided over established traditional infrastructures such as Sifranet and frame relay, on ATM infrastructure and on innovative and advanced infrastructures such as Internet Protocol, or IP, based virtual private networks, or IPVPN and Metro Ethernet. The IPVPN infrastructure enables managed communications solutions for businesses by connecting the various branches of the organization. Metro Ethernet infrastructure enables the supply of a communications infrastructure in Ethernet technology for services in the business and private sector. In recent years, customers have begun to switch from data communication solutions provided over older and traditional infrastructures, to IP and Ethernet-based infrastructures. This permits Bezeq to offer its customers greater capacity at lower prices, and the demand is increasing.

Bezeq offers transmission services, including high speed services, to other communications operators and to its business customers over a variety of protocols. Under the terms of its license, Bezeq is obliged to provide some of its communications services to the entire public in Israel. According to Ministry of Communications’ interpretation of this and other provisions in the Domestic Carrier license, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators that provide services which compete with those of Bezeq. In October 2010, the Ministry of Communications notified Bezeq that it had violated the provisions of its license by refusing to provide transmission services to the domestic operator companies controlled by Cellcom and Partner and that if Bezeq did not give notice within 7 working days that it had ceased the violation, the Ministry would be compelled to institute a proceeding for the imposition of a financial sanction or consider some other action. Bezeq acted in accordance with the Ministry's decision but demanded the basis and reasons for it.

To the best of Bezeq's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs, instead of the transmission infrastructure provided for it in the past by Bezeq, and for competition with Bezeq in the transmission and data communications market. Cellcom offers its customers a complete basket of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner has also stepped up its activities in providing transmission and data communication services combined with telephony for business customers.

Other services

Services to communications operators

Bezeq provides services to other communications operators, including the cellular and international operators, cable broadcasting license-holders, NEP operators, ISPs, domestic operators, and Palestinian communications providers. Bezeq’s services include infrastructure, connection to Bezeq's network, transmission, billing and collection, rental of space and provision of services in its rented properties and rights of use for seabed cables.

Broadcasting services

Bezeq operates and maintains radio transmitters, including those operated by the Israel Broadcasting Authority, television transmitters of Channel 1, Educational Television and Channel 2, and the transmitters of regional radio stations. Bezeq also operates DTT transmitters. Bezeq is responsible only for operation and maintenance of the transmitters for distribution of radio and television programs, and not for the content of the broadcasts.

Contract work

Bezeq performs setup and operation work on networks and sub-networks for various customers such as the Ministry of Defense, HOT, radio and television broadcasting companies, cellular and international communication operators, local authorities, municipalities and government agencies. Bezeq and HOT have agreements for the provision of installation and maintenance services of cable networks, on Bezeq's infrastructure, from the starting point of those licensees’ operating center, up to the point of delivery at the entrance to subscribers’ homes. The connection and maintenance from these points to the subscribers’ homes is not Bezeq’s responsibility.

IP Centrex

The IP Centrex service is a virtual private exchange service.

Data Centers

Data Center service enables provision of a solution for customers from the aspects of backup and survivability.

144 Internet site (B144)

A search engine for finding business and private telephone numbers.

New services

Bezeq’s launch of its new generation network, or NGN, in 2009 has enabled it to offer new services such as Bphone (a service enabling telephone calls to be made through the Internet as calls made from a fixed-line phone), on-hold music, storage services on the network and home exchange services.

The table below shows data for the distribution of Bezeq's revenues by principal product and service in its segment of operation, 2008-2010 (in NIS millions):

	2008	2009	2010
Revenues from line telephony	3,572	3,333	3,160
Percentage out of total Bezeq income	64.97%	62.85%	60.04%
Revenues from Internet infrastructure services	790	863	977
Percentage out of total Bezeq income	14.36%	16.27%	18.56%
Revenues from transmission and communication services	811	851	882
Percentage out of total Bezeq income	14.75%	16.04%	16.76%
Revenues from other services	325	256	244
Percentage out of total Bezeq income	5.92%	4.84%	4.64%
Total income from domestic fixed-line communications services segment	5,498	5,303	5,263

Customers

Bezeq’s sales are divided into two main sectors: the private sector which accounts for approximately 60% of revenues and the business sector which accounts for approximately 40% of revenues. Bezeq is not dependent on any single customer or small number of customers, the loss of which would materially affect its operations, and no customer accounts for 10% or more of Bezeq's total revenue.

The following table provides Bezeq’s revenues (in NIS millions) for these two sectors during the three years ended December 31, 2010:

	2008	2009	2010
Revenues from private customers	3,303	3,165	3,128
Revenues from business customers	2,195	2,138	2,134
Total revenues	5,498	5,303	5,263

The difference between the total amount of revenues from private customers and from business customers and the amount of total revenues shown in the table above is due to the rounding of the amounts.

Competition

Domestic fixed- line telephony services

Since 2005, the Ministry of Communications has granted several general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligations. In the past few years, fixed-line telephony has been characterized by a decline in demand and in prices. The decline in demand is reflected in the gradual erosion of the number of calls originating in the fixed-line networks. In 2010, a decrease of 5% was recorded in the number of lines and of 8% in the volume of average call minutes (incoming and outgoing) on Bezeq's fixed telephone lines compared with 2009. These decreases followed the increased pace of removing fixed lines and the decrease in the volume of fixed-line calls recorded in recent years, which Bezeq believes is attributable to the increase in calls from cellular telephones and calls over the Internet, and to competition from other domestic carriers. No significant change has occurred in the average monthly revenues from a telephone line.

Bezeq believes that at the end of 2010, its market share in the fixed-line telephony market was approximately 65% in the private sector and 78% in the business sector, compared with 72% and 82% at the end of 2009 in those two sectors, respectively. There is a high degree of competition in the fixed-line communications segment in Israel.

Competition from other domestic carrier license-holders

Bezeq and HOT Telecom both own nationally-deployed fixed-line telephony infrastructure. HOT markets service packages combining Internet infrastructure, telephony and cable television aimed mainly at households. In addition, HOT markets telephony services to business customers. Bezeq faces competition from six license-holders for domestic fixed-line communications services, including VoB.

Competition in telephony from the cellular companies and VoIP-over-cellular, or VOC, services

The penetration rate of cellular telephony in Israel is among the highest in the world at 127%. In the opinion of Bezeq, this penetration rate combined with low airtime rates on an international scale, have made the cellular telephone a product that largely substitutes for the landline telephone. Bezeq believes that the increased  substitution of cellular phones for fixed-line telephones is one of the causes of the growing loss of installed telephone lines.

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service packages that combine fixed-line and cellular telephony and Internet services.

In December 2010, the Ministry of Communications published a hearing with respect to setting a policy for VoC services (a virtual cellular operator of telephony based on broadband) for the regulation of these services under a MVNO license and/or as part of a special VoB domestic carrier license. According to its work plan, by the end of 2011 the Ministry will announce its policy for the regulation of VoC operators and it recently granted licenses for trial use of VoC services. Bezeq believes that, if allowed, marketing VoC services under a VoB license will increase competition in telephony and will enable telephony services to be provided at fixed-line call prices on the cellular network.

Internet infrastructure market

Bezeq believes that at the end of 2010, its market share in the Internet infrastructure market was approximately 59%, similar to its market share at the end of 2009. There is significant competition in this field from the HOT Group and from the cellular operators. The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure.

Hot's UFI (Ultar Fast Internet) network is currently the principal competitor with Bezeq in the private sector. In December 2010, HOT-Net was granted an ISP license, subject to structural separation limitations between HOT-Net, HOT and HOT Telecom, and limitations on marketing joint service packages that include HOT-Net's Internet access. Among the limitations are an obligation to market service packages that correspond to competing ISPs and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the basket. The grant of the ISP license to HOT-Net is expected to increase the level of competition in Internet access.

The cellular companies have deepened their Internet activities on the cellular networks both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services by HOT is separate from the provision of Internet access services by the ISP), cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services.

Transmission and data communication services

The companies operating in this field are Cellcom, Partner (which acquired the Med-1 operations), HOT, and Internet companies that also use leased infrastructures.  To the best of Bezeq's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by Bezeq) and for competition with Bezeq in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner has also stepped up its activities in providing transmission and data communication services combined with telephony, for business customers.

Under the terms of its license, Bezeq is obliged to provide some of its communications services to the entire public in Israel. According to the Ministry of Communications’ interpretation of this and other provisions in the domestic carrier license regarding the provision of infrastructure services to license-holders, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators for providing services which compete with those of Bezeq. In October 2010, the Ministry of Communications notified Bezeq that it had violated the provisions of its license by refusing to provide transmission services to the domestic operator companies controlled by Cellcom and Partner, and that if Bezeq did not give notice within seven (7) working days that it had ceased the violation, the Ministry would be compelled to institute a proceeding for the imposition of a financial sanction or to consider some other action. Bezeq acted in accordance with the Ministry's decision but demanded the basis and reasons for it.

Marketing

Bezeq has marketing, sales and service groups for both the private and business sectors, which include customer managers for the business sector, combined sales and service centers located throughout Israel, technical support centers for private and business customers, and 15 points of sale and service (the Bezeq Store network) in Israel. Bezeq markets its fixed-line services mainly through mass media advertising and telesales centers, customer managers, and a system of independent dealers including ISPs, and outsourced points of sale.

Networks and Equipment

Bezeq’s property and equipment consist primarily of domestic telecommunications infrastructure, various networks, real estate (land and buildings), computer systems, vehicles and office equipment. The telecommunications infrastructure has five principal components deployed throughout Israel:

•	Exchanges - Used for switching calls and transferring them from their origin to their destination based on the signal received from the subscriber.

•
Transmission network - A system through which there is connectivity between exchanges. This system actually functions as a national backbone that connects the local networks, each consisting of an exchange and an access network to it. The transmission network is based primarily on fiber-optic systems and to a lesser degree on wireless systems.

•	Data communications networks - Networks for the provision of data communication services at various speeds and communication protocols.

•	Access network - A system that connects subscriber NEPs to the exchange. The network is based on copper pairs, fiber-optic cables and to a lesser degree on wireless systems.

•	Terminal equipment - Equipment installed at the subscriber site (such as telephones, private exchanges, fax machines, modems, routers, etc.) through which the subscriber receives the service.

Next Generation Network

The demand for communications services in Israel and worldwide is characterized by a demand for ever-increasing bandwidths and advanced IP platforms. In order to meet this demand, at the end of 2008 Bezeq started the gradual roll-out of an NGN based on a core IP network and deployment of an optical fiber network to street cabinets, known as fiber to the curb - FTTC.

Using VDSL2 technology, bandwidth of up to 100 mbs download speed can be provided by this network, as well as innovative value added services. Other advantages of the new technology are a simplification of the network structure and better management ability. The NGN roll-out is a gradual process, with the pace of deployment reviewed and reset annually. Bezeq launched the NGN in September 2009.

Bezeq has forecast that by the end of 2011, the NGN will be deployed in approximately 85% of Israeli households. Accordingly, Bezeq’s investment in the network in 2011 is expected to be similar to 2010, while in 2012 Bezeq foresees a material decrease in investment in the network since it expects that most of the NGN will have been deployed by the end of 2011.

Computing

Bezeq’s IT system supports four central areas: (i) marketing and customer management; (ii) information systems for engineering infrastructures of the telecommunications networks; (iii) information systems for management of Bezeq fixed-line resources; and (iv) company - wide systems. The systems support decision-making processes utilizing a data warehouse operated by Bezeq. Bezeq also operates a website which provides information about its services and enables the display of information about telephone bills, payment information and other services. Bezeq also maintains computerized office systems (e-mail, decision follow-up, etc.), and knowledge management systems.

Bezeq also develops and utilizes advanced computerization systems for its operations, including a customer relations management, or CRM, system, engineering network management systems and service order and supply systems.

Marketing and customer management

The system supports management of a database of Bezeq’s customers, service order management, management of follow-up of customer complaints, management of the sales and service process, application of the number portability plan, and billing. The billing array includes the production of phone bills to customers for services provided by the Group and for the services of other communications operators. The billing array also includes the management of accounting for transactions with other communications operators.

Information systems for the engineering infrastructures of the telecommunications networks

These systems support the planning, management, control and maintenance of engineering resources for the provision and assurance of the services.

Information systems for management of the Company's resources

These systems support the management, control and maintenance of the expense side of the Group’s activities, including, financial information (including budget and control), purchasing and stock processes, property, real estate, human resources, salary control, fleet management, company projects, etc.

Company-wide systems

The group maintains large and complex computer information systems that support critical work processes and handle very large volumes of data. The array of information systems consist of a large number of systems, some of which are legacy systems which were developed many years ago and operate on mainframe computers, and more modern systems, whose applications were developed more recently and operate in open computerization environments.

Governmental Regulation

Bezeq was declared a provider of essential telecommunications services under the Communications Order. By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them. Among these services are basic telephone services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order.

In 2004, new Israeli regulations were published regarding the provision of domestic landline services, on a non-universal service basis. Under such regulations, an application may be filed by competitors of Bezeq for a special general domestic to provide landline services, which does not involve an obligation to provide services to the entire Israeli public, as is required under Bezeq’s general license. 012 Smile Telecom (now owned by Partner), Cellcom and Partner, the principal competitors of Bezeq in this field, have all been granted such licenses. Unlike Bezeq, Partner, Cellcom and 012 Smile are entitled to offer service packages that combine cellular and landline services, which gives them a competitive advantage over Bezeq.

Control of Bezeq’s Tariffs

The tariffs for Bezeq’s controlled services (telephony and others) which are fixed in regulations promulgated under the communications Law, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor, so that on average, Bezeq's controlled tariffs will erode in real terms.  The Competition Policy Documents state that as long as the Bezeq Group's market share is higher than 60%, tariff control will continue in a format of fixing binding tariffs. The recommendations of the Hayek Commission for reviewing and revising the structure of Bezeq's tariffs, if adopted, could change the mechanism for fixing and updating the tariffs.

Under the Communications Law, if tariffs are fixed for controlled services, the Minister of Communications  may, with the consent of the Minister of Finance, approve the request made by the licensee for an alternative payment package for a service package. The approval mechanism was simplified in December 2010 as part of the Arrangements Law, so that Bezeq can offer an alternative payment package after the period defined in the law unless the Minister of Communications or the Minister of Finance announces his objection. The Competition Policy Documents state that an alternative payment package will be approved only of it is worthwhile for 30% or more of the subscribers who consume the services offered in the package, and the smaller the market share of the Bezeq Group in fixed-line telephony, the higher the maximum discount rate permitted in an alternative payment package can be.

Under the Communications Law, a license-holder can demand reasonable payment for a telecommunications service for which payment is not fixed.  Bezeq sets the tariffs for these types of services.

The control of Bezeq's tariffs has a number of implications.  Once every few years Bezeq's controlled tariffs are reviewed by a public committee and Bezeq is exposed to material changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the regulations, results in a real average erosion of the tariffs over time. Control of the tariffs creates or could create difficulties for Bezeq in providing an appropriate and competitive response to changes in the market and in offers of competitive prices on short notice. Furthermore, the restrictions on granting discounts on tariffs limit Bezeq in participation in certain tenders.

Bezeq's Domestic Carrier license

Bezeq operates, among other things, under the domestic carrier license. The main topics covered in the license are:

•
Scope of license -  Bezeq must provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

•
Principles of structural separation - Bezeq employs various means or compliance with these principles among its employees, including training sessions and periodic refresher courses on the relevant procedures.  In 2009, the Ministry of Communications notified Bezeq that it was considering imposing a monetary sanction on Bezeq in the amount of NIS 15 million in respect of alleged violation of the provisions of the license relating to structural separation, due to the ostensible transfer of commercial information about  its  customers to its subsidiaries. Soon after the date of the notice, Bezeq submitted its detailed response to the notice, stating that it had not violated the provisions of the license and the imposition of a monetary sanction was unjustified.

•	Marketing joint service bundles - An amendment of the domestic carrier license enables Bezeq to request permission to market joint service bundles subject to limitations, see above.

•
Tariffs-  Bezeq provides a service or package of services for which no tariff is set under the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff.

•
Operations of networks and service standards -  Bezeq is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after Bezeq provides the Ministry with data. Bezeq submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made.

•
Interconnect and use – Bezeq is required to provide interconnect services to another public switching network and to provide the option of use by another license-holder; Bezeq has a duty to provide infrastructure services to another license-holder on reasonable and equal terms and must refrain from preferring a license-holder that is a company with an interest.

•
Security arrangements-  Provisions have been made for the operation of Bezeq's network in times of emergency. Bezeq is required to set up and operate its network in a way that prevents its collapse in an emergency and enables a reduction of activity in certain sectors. Bezeq is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Bezeq provides special services to the security forces. Bezeq will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to Bezeq according to the Communications Law, the amendment of which was split off from the Arrangements Law, the main point of which was the imposition of financing certain operations according to the requirements of the security forces on the license holder.  Bezeq submitted its position, which opposes the proposed amendment, to the Knesset Foreign Affairs and Security Committee. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

•
Supervision and reporting - Extensive reporting duties are imposed on Bezeq,  such as filing the reports specified in the license and information and reports on-demand on various matters.  In addition, the Director General of the Ministry of Communications is granted the authority to enter the facilities and offices used by Bezeq and to seize documents.

•
Miscellaneous - The domestic carrier license  includes limitations on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order, as well as on cross-ownership, which are mainly a ban on cross-holding by entities with an interest in another material domestic carrier, and limitations on cross-holding by entities with domestic carrier licenses or general licenses in the same segment of operation.

•
Bezeq is required to prepare the text of the agreement it plans to offer to subscribers, and to submit it to the Director General upon demand. The Director General has the authority to instruct that changes be made. Bezeq is in an ongoing process of preparing such an agreement.

•
Bezeq is required to submit to the Director General a bank guarantee for securing the fulfillment of the terms of the license and for indemnifying the State of Israel against any loss it may incur due to their violation, in a sum equal to US $10 million. Bezeq provided such a guarantee. The Minister may render the guarantee or part of it forfeit on terms set out in the license.

•	The Director General has the power to impose a monetary sanction for violation of any of the terms of the license.

•
During a calendar year, Bezeq may invest up to 25% of its annual income in activities not intended for providing its services (the income of its subsidiaries are not considered income for this purpose). The Minister of Communications is authorized to permit a variance from that percentage.

The Communications Order

Bezeq was declared a provider of telecommunications services under the Communications Order.  By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Communications Order. The main provisions of the Communications Order are:

•
Limitations on the transfer and acquisition of means of control in a company, which includes a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications, or the Ministers.

•
Transfer or acquisition of control in a company requires the approval of the Ministers, or the Control Permit. The Control Permit sets the minimum holding percentage in each of the means of control in Bezeq by the holder of the Control Permit. A transfer of shares or an issuance of shares by a company, as a result of which the ownership  percentage of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).

•
Holdings not approved as provided above will be considered "exceptional holdings", and the Communications Order states that exercise of a right by virtue of exceptional holdings will not be valid. The Communications Order also contains provisions authorizing the Ministers and Bezeq to apply to the courts with an application for the enforced sale of exceptional holdings.

•	A duty to report to the Ministers upon demand is imposed on Bezeq, with respect to any information on matters relating to provision of an essential service.

•
75% of the members of the Board of Directors in Bezeq must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board of Directors of Bezeq , the external directors, the chief executive officer, the deputy chief executive officer and other office-holders in Bezeq as listed in the Communications Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

•
Nationality requirements are established for the controlling shareholder in Bezeq: an individual –must be  an Israeli Entity (as defined in the Communications Order); a corporation – must be incorporated in Israel, the center of its business must be in Israel, and an Israeli Entity must hold at least 19% of the means of control of such company.

•
The approval of the Ministers is required for granting rights in certain assets of Bezeq (switches, cable network, transmission network and data bases and banks).  In addition, the grant of rights in means of control in subsidiaries of Bezeq, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

•	Provisions were established for the protection of computerized systems and the purchase of hardware and software.

•
Certain actions of Bezeq require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between Bezeq and its creditors,  a change or reorganization of the structure of Bezeq, a merger and split of Bezeq.

Tariffs

Bezeq’s telephony tariffs are prescribed in regulations promulgated by the Minister of Communications with the consent of the Minister of Finance. As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set at a level that does not cover the costs involved in providing it (a situation known as ‘accessibility deficit’). This deficit has been reduced over the years, but still exists.

The Communications Law requires a holder of a license for providing telecommunications services to pay royalties to the State of Israel out of its revenues from providing the services. The regulations apply to holders of a general domestic carrier licensee (which includes Bezeq), an international call service license (which includes Bezeq International) and a cellular licensee (which includes Pelephone). Over the years the royalties were lowered to 1% per year commencing in 2010. The regulations require DBS to pay royalties at the rate of 1% of its taxable income.

Bezeq's royalties expense in 2010 was approximately NIS 32.2 million ($9 million), compared with NIS 49.3 million in 2009. The royalties rate for 2010 was 1% of taxable income compared with 1.5% in 2009. However, on January 19, 2011, a temporary order was published stating that the royalties to be paid by a general domestic carrier licensee (excluding a special domestic carrier) and a cellular licensee would be raised to 1.75% in 2011 and to 2.5% in 2012. The temporary order will remain in force until December 31, 2012 or until such time as the terms provided in the temporary order, which relates to competition in the domestic and cellular markets in Israel, have been met. In addition, in January 2011, the Knesset Finance Committee approved an amendment to the applicable regulations so that in 2011 and 2012 the rate of royalties would be 1.75% and 2.5% of taxable income respectively, and would revert to 1% commencing in 2013 or on the date when the terms provided in the regulations, which relates to competition in the domestic and cellular markets in Israel, are met.

Suppliers

The principal equipment and materials used by Bezeq include: exchanges, copper cable, fiber-optic cables, transmission equipment, data communications systems and equipment, servers, routers and XDSL modems. Bezeq purchases most of the equipment needed for its communications infrastructures from Israeli companies connected with communications equipment manufacturers from around the world. Bezeq purchases hardware and software from a number of main suppliers. Most of the equipment purchased for data communications, switching, transmission and radio systems was unique equipment, and it has only been possible, over the years, to receive support services from the manufacturer.

Based on the importance of manufacturer support for certain systems used by Bezeq, in the opinion of Bezeq’s management, Bezeq may be dependent on the Alcatel Group, Veraz Networks and Comverse Technology, Inc. for public switching equipment and metro transmission equipment, on Amdocs Software Systems for business customer collection systems, on Oracle for databases and CRM systems, and on ECI Telecom for transmission technologies.

Property

Bezeq obtained its real estate assets from two sources: assets transferred to Bezeq by the State of Israel in 1984 pursuant to an asset transfer agreement and assets acquired by Bezeq after that date, including assets that leased from third parties. Bezeq owns or leases or has right to lease approximately 420 real estate properties all over Israel. The total area for which Bezeq has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,135,000 square meters of land on which the built-up area is about 320,000 square meters. Six of these properties, with a total area of 7,000 square meters and including improved properties of 500 square meters, are in Israeli towns in the Administered Territories. Of the 420 properties, approximately 400 properties consisting of 1,020,000 square meters of land and improved properties of 250,000 square meters are used for communications purposes, with the remainder used for administrative purposes. Of the foregoing properties, 45 are jointly owned with the Ministry of Communications and/or the Israel Postal Authority (now Israel Postal Co. Ltd.). On June 30, 2001, an agreement was signed between Bezeq and the Israel Postal Authority for defining and regulating the rights of Bezeq and of the Israel Postal Authority in these properties.

In addition, Bezeq has a right to receive an area of about 70,000 square meters in Sakia, Israel for warehouse and office space. Bezeq received a draft contract from Israel Lands Administration, or the Lands Administration, which would allow Bezeq to prepare plans for the portion of the property that does not include warehouses and offices. Bezeq is negotiating the terms of the contract with the Lands Administration.

In addition to the 420 properties referred to above, Bezeq holds approximately 60 properties in Israeli towns in the Administered Territories, covering a total area of 9,300 square meters of land and about 1,500 square meters of improved space (all used for communications needs).There is no written regulation of the contractual rights for these properties, but Bezeq believes that this does not create any material exposure. The real estate assets are used by Bezeq for communications activities (exchanges, neighborhood rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of the properties are undeveloped or partially developed and can be used for other purposes.

Bezeq also leases approximately 195 properties consisting of 60,000 square meters (approximately 185 of these properties have improved space of approximately 8,000 square meters, which are used for communications purposes, while the rest are used for administrative purposes.

Bezeq has an interest (transition rights, etc.) in other real estate, including for the erection of offices and for laying cables.  Bezeq also has at its disposal approximately 550 neighborhood rooms (for cables and installations used for neighborhood communications) having a total area of approximately 8,310 square meters (all for communications purposes), for most of which there is no written agreement as to the rights of usage.

Bezeq's rights to a considerable number of its real estate assets are not registered in the Lands Registry, and therefore its rights correspond to contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Lands Registry.

On March 10, 2004, a settlement agreement between Bezeq, the Lands Administration and the State of Israel, or the Settlement Agreement, was validated by a court decision. The Settlement Agreement concerns most of the real estate that was transferred to Bezeq pursuant to the asset transfer agreement with the State of Israel. The Settlement Agreement states that the assets remaining in Bezeq's possession have the status of a capitalized lease and subject to the execution of individual lease contracts (to date contracts have been signed for approximately 60 of the 215 properties for which contracts are required).  The Settlement Agreement provides for a mechanism for payment to the Lands Administration for enhancement actions in the properties, if undertaken, beyond the rights according to plans approved in the Settlement Agreement, at the rate of 51% of the increase in value of the property following the enhancement (less part of amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned to the State of Israel through the Lands Administration, on various dates (up to 2010), and on the terms in the Settlement Agreement. Bezeq has returned 15 assets to the Lands Administration and two others will be returned after Bezeq receives substitutes properties, as provided in the Settlement Agreement.

Following a new review by Bezeq's management of Bezeq's real estate assets, Bezeq’s Board of Directors approved further sales of assets which are not currently utilized and/or which can be easily vacated without incurring significant expenses. The transition to the NGN is allowing Bezeq to increase the efficiency of its network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2010, Bezeq sold 10 such properties, consisting of 19,000 square meters of land and 15,000 square meters of improved space, for a total consideration of approximately NIS 150 million.

Employees

The following table provides data relating to the number of persons employed by Bezeq at December 31, 2009 and 2010:

Description of employment framework	Number of employees
	At December 31, 2009	At December 31, 2010
Senior managers excluded from application of the Company’s collective bargaining agreements. The terms of their employment are set in personal agreements.	63	65
Permanent employees employed under collective agreements.	3,073	3,290
Employees employed under personal agreements that are not part of the collective agreements.	684	664
Employees employed under individual agreements on the terms of the collective agreement ("Rank Rating Contracts").	8	26
Employees employed in accordance with the special collective agreement of December 2006, on an hourly basis ("Hourly Collective Agreement".	2,038	2,195
Employees employed under the special collective agreement of December 2006, on a monthly basis ("Monthly Collective Agreement").	1,350	1,124
Total	7,216	7,364

Labor relations are regulated by the collective agreements between Bezeq, the workers’ representatives and the New General Federation of Workers, or the Histadrut, and by personal contracts. Additionally, expansion orders to certain general collective agreements apply to Bezeq employees, such as cost-of-living increment agreements.

On November 4, 2009, the Board of Directors of Bezeq approved an early retirement plan for 2010, in which early retirement was approved for 171 employees (out of 245 eligible employees) at a total cost of approximately NIS 225 million, in accordance with the terms of the special collective agreement of December 2006.

On January 24, 2011, the Board of Directors of Bezeq approved an early retirement plan for 2011 (which includes completion of the quota for 2010) under which up to 260 employees will retire from Bezeq at a total cost not to exceed NIS 281.5 million, in accordance with the terms of the special collective agreement of December 2006 and its amendment in December 2010.

On December 19, 2010, an amendment to Bezeq’s collective agreement, which will be in effect until December 31, 2015 (with an option for an extension to December 31, 2017), was entered into. The main points of the amendment are:

•
Extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, Bezeq may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years 2010 – 2016.

•
Definition of "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of Bezeq under the collective agreement: an employee whose wage model is according to Bezeq's wage policy and market wages; at the end of employment with Bezeq the employee is entitled to increased severance pay only (depending on the number of years of employment).

•
Agreement of the union to a distribution by Bezeq to its shareholders that is in excess of profits of up to NIS 3 billion ($ 845 million), subject to the approval of a court of law pursuant to Section 303 of the Israeli Companies Law and subject to an allotment of options to employees as described below and subject to confirmation from the ratings companies S&P Maalot and Midroog that the rating of Bezeq's debt after the distribution will not fall below AA and Aa2, respectively.

•
Bezeq granted to employees, subject to the approval of the general meeting of the shareholders, without any monetary consideration, options to purchase 70,000,000 ordinary shares of NIS 1 par value each (in a mechanism for the exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of Bezeq (before the grant of such options), at an exercise price of NIS 7.457 ($2.101), which will be adjusted for changes in the share capital and for distribution of a dividend.

•
Bezeq will pay its employees a one-time performance bonus in 2010, amounting to approximately NIS 52 million ($15 million), which will be paid in two equal installments in January 2011 and January 2012.

Employee stock options plan – 2010. On December 19, 2010, the Board of Directors of Bezeq approved an employee stock option plan (also covering two employee-directors and excluding senior management), under which options to purchase 70,000,000 ordinary shares of NIS 1.0 par value each, will be allotted, (in a mechanism for the exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of Bezeq (before the allotment), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of dividends. The options will vest in three equal annual installments.  The vesting dates of each installment will be on the first, second and third anniversary of the date of grant. The options will be exercisable commencing two years from the date of grant and will terminate five years from the date of grant (and in any case, no later than the date on which the plan expires – December 31, 2018).  The stock option plan was adopted following Bezeq's undertaking pursuant to the December 2010 amendment to the 2006 collective agreement. The allotment of the options was approved at the general meeting of the shareholders held on January 11, 2011. At March 1, 2011, options to purchase 67,552,269 shares had been granted.

"Phantom" stock options plan for senior employees – 2010. On December 30, 2010, the Board of Directors of Bezeq adopted a "phantom" stock option plan under which 16,400,000 "phantom" options will be granted to senior managers of Bezeq, Pelephone and Bezeq International, and which will be exercisable for a monetary bonus (and not for Bezeq securities) in an amount equal to the difference between the average price per shares in the 30 day period prior to the date of grant (subject to adjustments) and the closing price of the shares on the trading day before the date of the notice of exercise. The options will vest in three equal annual installments. The vesting dates of each portion will fall on the first, second and third anniversary of the date of grant. The options can be exercised commencing from the end of the vesting period of each installment, until the lapse of five years from the date of grant. All the options under this plan were allotted on January 1, 2011.

 2007 stock options plan.  On March 25, 2007, 78,151,368 options were allotted free of charge based on criteria laid down in a collective agreement dated December 5, 2006 to Bezeq's employees (excluding senior management). The options, which were exercisable for 78,151,368 shares of Bezeq, or about 3% of Bezeq's capital, have  an exercise price (subject to adjustment) of 50% of the closing price of Bezeq’s shares prior to the date of allotment (NIS 3.201 per share).  The options were blocked for two years from the date of allotment and can be exercised during the three years beginning at the end of the blocking period.  At March 1, 2011, 63,093,609 options from this plan had been exercised.

Stock options plan for senior managers in the Bezeq Group -November 2007.  This stock option plan for managers and senior employees of  Bezeq and its related companies provides for the allotment of up to 65,000,000  non-marketable options. At the time the plan was approved, the 60 65,000,000 shares of Bezeq that were issuable, accounted for approximately 2.5% of Bezeq's issued share capital and approximately 2.37% at full dilution. The plan includes a mechanism for exercise of stock appreciation rights, so that the holder would receive a number of shares reflecting the value of the benefit only, without actually paying an exercise price.  The options  vest in three equal annual portions. The vesting dates of each portion fall at the end of each of the first, second and third years from the date of grant, respectively. The exercise price of each option is NIS 5.50, and reflect a discount of about 16.8% on the closing price of Bezeq's shares on the Tel Aviv Stock Exchange on January 31, 2008, the date of approval by the general meeting. In accordance with the resolution of Bezeq's Board of Directors on June 26, 2008, the exercise price of each option allotted from that date onwards is equal to the average closing price of Bezeq's shares for the thirty days prior to the date of the Board's decision to allot the options. At March 1, 2011, 59,050,001 options exercisable into 59,050,001 shares had been offered in accordance with this stock option plan (net of options that had expired), including to the chief executive officer of Bezeq and a former Chairman of the Board of Directors.

Bezeq has 13 directors, two of which are external directors, two are employee-directors and two are "independent" directors pursuant to Section 249B of the Companies Law. In addition, senior management has 14 members. The Chairman of the Board of Bezeq until the end of 2010 was a salaried employee. Commencing January 1, 2011, Mr. Shaul Elovitch, serves as Chairman of the Board of Directors of Bezeq.

The members of the senior management are employed under personal agreements which include, pension coverage, payment of bonuses based on targets, and additional retirement benefits. Bezeq also allots options shares to the members of senior management at its discretion.

PELEPHONE

General

Four companies operate in Israel’s cellular communications market under a general license to provide cellular services. Activity in the cellular market began with the incorporation of Pelephone in 1985. Pelephone provides cellular communications services and sells and repairs terminal equipment. Pelephone’s revenues include, revenue from cellular communications customers (payments for call minutes, regular subscriptions, value-added services and roaming services), revenue for the sale of terminal equipment and in respect of terminal equipment services and interconnect revenues from other communications providers.

Growth of cellular market

In recent years, the cellular market has been characterized by lower growth rates than in the past due to saturation of the market The competition’s focus on increasing growth rates encourages the companies in the field to increase the range of services and products offered to customers, increase their segmentation and make special offers to various target groups, providing specific responses to their needs. The following table reflects the number of cellular subscribers in Israel at December 31, 2002, 2008 and 2009 and at September 30, 2010:

	2010	2009	2008	2002
	(in thousands)
Number of subscribers	9,814	9,560	9,204	6,069
Penetration rate	127%	127%	126%	92%

As a result of the intensifying competition among the operators and the saturation of the market, the cellular market is also characterized by an increase in the churn rate that increases the sales and marketing costs of the operators while eroding pricing, even when the total number of subscribers does not fall. Technological developments in end-user equipment and the high speed of cellular data communication and changes in the public's communications consumption habits have resulted in an increase in the consumption of value added services, including cellular Internet. The companies in the industry are working to increase the range of services and products offered to their customers and dedicated offers for different segments the population. In addition, the Ministry of Communications is working, through legislation and changes in licensing, to increase competition and promote the entry of new competitors.

The following financial and quantitative data reflects Pelephone’s operations during the three years ended December 31, 2010 (in NIS millions):

Products and services	2010	2009	2008
Revenue from services	4,550	4,256	4,020
Percentage of total revenue	79.4%	79.2%	85.3%
Revenue from terminal equipment	1,182	1,120	693
Percentage of total revenue	21%	21%	15%
Total revenue	5,732	5,376	4,713

Revenue from services includes revenues from cellular services (airtime, usage fees, call completion fees, roaming fees and others) and revenues from repair services.

The following table shows Pelephone’s revenues from value added services (in NIS millions):

	2010	2009	2008
Revenue from content and data	725	541	397
Revenue from texts (SMS)	289	241	208
Total revenue from value added services	1,014	782	605

Products and Services

Pelephone provides its subscribers with a comprehensive offering of voice transmission, transmission of text messages, data communications and advanced multimedia services.

Basic telephone services (voice). Pelephone’s service package includes basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID.

Value added services. Pelephone offers its customers value added services such as Internet surfing, text messaging and information services using SMS (text), multimedia MMS messages, voice information services using special purpose asterisks, information and entertainment services through as Internet portal, and advanced content services such as games, network games and video games. Pelephone also provides a navigation service and other location-based services. The value added services offered by Pelephone are based on 3G technologies and include television, music, sports, news and entertainment channels, and the ability to photograph and forward video files. Pelephone also offers 3G services such as Internet surfing from a laptop through a cellular modem.

At December 31, 2010, approximately 1.3 million Pelephone subscribers, approximately 46% of its total subscribers, subscribed for the UMTS/HSPA network, compared with 800,000, or 29% of total subscribers, in December 2009. The transfer of customers from CDMA to UMTS/HSPA has resulted in the increased consumption of value added services, due to the options the network offers for services requiring data transfer in larger files and a wider range of available value added services.

Roaming services. Pelephone provides roaming services (communications by means of cellular handsets from different locations around the world) in accordance with agreements it has with cellular operators abroad, enabling Pelephone to access their networks.

Until the roll out of its UMTS/HSPA network, Pelephone was at a disadvantage in its marketing of roaming services compared with Cellcom and Partner, since terminal equipment utilizing CDMA technology does not support many of the overseas networks, which meant that a subscriber to Pelephone’s CDMA network who wished to use roaming services abroad had to use a substitute handset which was not his personal handset.

With the launch of the UMTS/HSPA network, Pelephone is able to offer its customers utilizing handsets based on that technology, roaming services using their personal handsets in 207 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

Repair services – Pelephone offers its customers a repair service for a monthly payment entitling the customer to a warranty for the cellular handset, or for a one-time payment at the time of repair.

Handsets. Pelephone offers its customers various types and brands of cellular telephones, on-board telephones and hands-free devices, as well as support for its range of services. Pelephone also supplies its customers with modems and laptop computers for surfing the Internet through the Pelephone network.

Cellular technologies used by Pelephone

There are two main cellular technologies used in Israel’s cellular industry:

•	CDMA technology, which developed in the 2.5 generation to 1X and in the third generation to EVDO (CDMA technology).

•	GSM technology, which developed in the 2.5 generation to GPRS, in the third generation to UMTS, and in the 3.5 generation to HSPA. Pelephone’s principal competitors in Israel use this technology.

Until the end of 2008, Pelephone operated one network using CDMA technology.  It then erected an additional network using UMTS/HSPA technology, which has been in operation since 2009. This network has allowed Pelephone to provide services requiring information transfer at higher speeds and to broaden the range of terminal equipment and roaming services offered to its subscribers. Pelephone currently operates the two networks in parallel. Pelephone constantly reviews new technologies and the need to upgrade its existing network technologies, depending on competition and the economic viability of the investment.

Pelephone currently operates communications networks in two principal technologies:

•
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and the provision of service by means of a SIM card, which can be transferred from one handset to another. In May 2010 an upgrade for UMTS/HSPA was launched – HSPA+. Among the advantages of this technology are its support for download speeds of up to 21 Mbps and upload speeds of up to 5.7 Mbps.

•
CDMA/EVDO digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto his or her terminal equipment rather than by means of a SIM card. The CDMA network operates nationwide and enables speech, data communication and value added services.

The principal advantages of the UMTS/HSPA network over the CDMA network include: the ability to provide higher surfing speeds and therefore customer consumption of more advanced and diverse value added services;  the ability to make roaming services more easily available to the consumer with advance terminal equipment; and the wide selection of advanced terminal equipment  that supports the network (including support in Arabic and Russian).

Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, and offers them an upgrade of their handsets to do so. It is not increasing its investments in the CDMA network beyond the needs of current maintenance. In the interim there is a certain overlap period, during which there are customers who use the two networks.

Engineering infrastructure such as buildings, masts and general infrastructure serve both the CDMA network and the UMTS/HSPA network. At present, the infrastructure of both networks are based on three switch farms connected to about 2,117 active radio sites (cells) around the country.

The UMTS/HSPA network was erected in 2008 and launched at the beginning of 2009. In that year, Pelephone also expanded the network. In 2010, Pelephone expanded the network further and upgraded it to support a higher data communication capacity and an upgrade to HSPA+.  Investments in 2011,  including a significant enlargement of network capacity, are expected to be consistent with the investment in 2010.

The infrastructure equipment needed for the UMTS/HSPA network is produced by Ericsson and the infrastructure equipment for the CDMA network is produced by Nortel and Motorola. Pelephone has long-term agreements for the maintenance, support and upgrading of software for the UMTS/HSPA network and a maintenance agreement with Ericsson for the Nortel network. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. Pelephone maintains the Motorola equipment independently.  In addition, the cellular network uses transmission facilities for which Bezeq is Pelephone's main supplier. No supplier accounts for more than 10% of Pelephone’s expenses.

Pelephone is entitled to use frequencies by virtue of its cellular license and the Telegraph Ordinance in the 850 MHz range for its CDMA network and in the 850 MHz and 2100 MHz ranges for its UMTS/HSPA network.

The cellular communications market is dynamic and is characterized by frequent technological changes in all its areas of operation (handsets, network technology and value added services). These changes impact the segment of operation on a number of levels: technological developments in terminal equipment and the desire to widen the range and quality of the services offered to the customer require cellular operators to periodically upgrade their network technologies.

The penetration of Smart phones, cellular phones with integrated operating systems allowing the use of advanced applications, has led to a rise in the consumption of data transfer services while increasing the supply of alternative applications and services to the Pelephone products and services provided by other entities. Technologies that enable voice telephony and Internet (data) services in a VoC network could compete with Pelephone's services and materially affect its operations in the future.

A new technology known as Long Term Evolution, or LTE, is currently in the initial stages of application in a small number of countries as a data transfer, not a voice, network. This technology is based on an IP that can transfer data at higher speeds than the existing Generation 3.5 technology. Handsets and applications compatible with LTE technology are currently very limited. The Ministry of Communications has not yet formulated a policy for the designation and allocation of a frequency range for LTE technology use. Such a policy, as well as technological developments in this area could have a significant effect on Pelephone.

In 2010, Pelephone continued to improve and broaden the range of its value added services and increase the number of subscribers using those services, including Netstick – a surfing package using a cellular modem.

Standards

Pelephone conducts routine durability and quality control tests of its facilities. The quality control tests and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides. Pelephone complies with the requirements of Israeli Standard ISO 9001, 2008 version for mobile radio telephone (cellular) services and it undergoes periodic inspections by the Standards Institute of Israel to confirm compliance with the standard. The current certification is valid until December 2013. An annual inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was in December 2010, and was successful.

Competition

There are currently four operators in the Israeli cellular market: Pelephone, Cellcom, Partner and Mirs. Over the years, intense competition has developed among the operators (mainly among the first three). The competition has led to saturation in the market, evidenced by smaller numbers of new subscribers, increased switching between cellular companies and erosion of the prices that Pelephone collects from its customers for the services it provides.  For the year ended December 31, 2010, NIS 5.1 billion ($1.44 billion) of Bezeq’s total revenues were attributable to revenues from cellular services.

The table shows, to the best of Pelephone's knowledge, the number of subscriber serviced by each of the four cellular operators at December 31, 2009 and September 30, 2010 in millions of subscribers. The numbers, which are approximate, are based on the public reports of Cellcom and Partner, while the information relating to Mirs, a privately held company, are an approximate estimation.

At December 31,		Pelephone	Partner	Cellcom	Mirs	Total in market
2009	No. of subscribers	2,766	3,042	3,292	460	9,560
	Market share	29%	32%	34%	5%
2010	No. of subscribers	2,825	3,133	3,376	480	9,814
	Market share	29%	32%	34%	5%

Regulatory moves designed to promote the entry of additional operators, both with infrastructure and MVNOs, as well as initiatives intended to encourage customers to switch among operators, are expected to increase the competition in the market in the near future. The development of new IP-based technologies and regulatory initiatives to encourage bringing them to the Israeli market, will likely engender additional competition in this market. The main implications of competition in cellular are price erosion, a higher churn rate, and the need to increase investment in infrastructure in order to be competitive.

Pelephone's principal competitors, Cellcom and Partner, also provide Internet access services (ISPs) and domestic communications, and they market diverse joint service packages.

In April 2011, Mirs and Marathon Telecommunications Ltd. were the winners of a tender for the grant of frequencies and licenses to operate as cellular operators that own infrastructure. In May 2011, after Marathon Telecommunications. failed to timely submit the requisite guarantee, it's selection as a winner in the tender was revoked by the tender committee and the next runner-up, the Select Group, was declared the second winner in the tender. Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators, including Pelephone,  for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model.

Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

Customers

In 2010, the number of Pelephone's subscribers increased by approximately 3% and monthly average revenue per user, or ARPU, increased by approximately 2%, and average monthly usage minutes per subscriber increased by approximately 5%. The upward trend in revenues from value added services is continuing. The churn rate rose from 13.8% in 2009 to 15.3% in 2010, which we believe is due to the increase in competition in the field.

At the end of 2010, the number of Pelephone subscribers was 2.857 million. Approximately 64% of these are private customers and 36% are business customers. The table below shows revenue (in NIS millions) by customer segment in the three years ended December 31, 2010.

	2008	2009	2010
Revenues from private customers	2,437	2,751	2,899
Revenues from business customers	2,276	2,625	2,833
Total revenue	4,713	5,376	5,732

Marketing

Pelephone’s distribution system is based on 40 service and sales centers, including facilities throughout Israel, which provide service, customer sales, repairs or provision of a substitute handset while a handset is under repair, installation of handsets, and customer retention. The distribution system is reinforced with stores and stands at 99 points of sale, some of which are operated by Pelephone employees and others by authorized dealers. In addition, Pelephone utilizes dealers who operate a door to door system, and service and sales representatives for the business sector. As a rule, payment to the dealers is in the form of a commission on sales.

Pelephone’s subscriber service system includes the company's website and 13 designated telephone call centers that and in three languages provide information, service on various matters, technical support, data on customer billing, value added services, sales and general information.

Seasonality

Pelephone’s revenues and profitability are affected to a limited effect, by seasonality and holidays. The second and third quarters are characterized by higher revenues than the first and fourth quarters. This is due primarily to different usage patterns prevailing in the summer months compared to the winter months and the holiday season. Seasonal fluctuations primarily affect cellular services revenues, but, are not material.

Governmental Regulation

Pelephone operates in accordance with an operating license from the Ministry of Communications - General License for the Provision of Mobile Radio Telephone Services, which is valid until 2022. The operating license prescribes conditions and rules that apply to Pelephone’s operations, which conditions and rules are subject to amendment. In April 2001, the Civil Administration for the Judea and Samaria Region awarded Pelephone a general license for the provision of cellular services in the region of Judea and Samaria. The provisions of the general license awarded to Pelephone by the Ministry of Communications are generally applicable to this license.

As part of the approval of the merger of Bezeq and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which Bezeq holds a monopoly, prohibiting the bundling of the supply of certain products by either of the companies when purchasing products or services from the other and limitations on certain joint activities. On October 10, 2010, the terms of the merger were amended by removing certain restrictions, and in particular the sweeping ban on joint marketing of Bezeq’s and Pelephone's services. Nevertheless, the conditions include certain restrictions on the joint marketing of services.

Regulatory changes in the cellular market

Over the past few years, the Ministry of Communications has promoted various regulatory actions to increase competition in the cellular market, which have materially impacted the structure of the market and the competition in it. Below is a description of the actions taken by the Ministry in order to increase competition in the industry:

At a hearing in August 2009, the Ministry of Communications sought ways to separate the provision of access to broadband infrastructure from connection to the Internet (ISP), similar to the separation in the fixed-line network. The same topic appears in the Ministry's work plan for 2011. Pelephone believes that a decision to separate cellular Internet infrastructure services from Internet access would be to its detriment in that it currently provides the two components of this service in the manner accepted all over the world.

In March 2010, a hearing was held on communications infrastructure cooperation among cellular communication licensees.  According to the Ministry's proposal, after frequencies are allocated to a new operator by tender and during the interim period until the new operator is able to fully deploy its own cellular network, the new operator will be allowed to share the infrastructures of existing operators. The Ministry is proposing several ways for sharing infrastructure, including: sites, masts, buildings, imported equipment and antennas. The Ministry is considering a requirement that existing licensees must share their communications infrastructure and has sought comments on how this might be implemented.  Pelephone submitted its response, stating that cooperation among operators already exists in the use of infrastructure where there is no restriction on such cooperation under the Antitrust Law, and that it is technically possible and financially justifiable for such cooperation to exist. The Ministry of Communications has not yet formulated its decision on the matter.

In September 2010, the Ministry of Communications published a tender for the grant of frequencies and a license for new cellular operators that will own infrastructure. Existing operators (excluding Mirs), as well as their affiliates, were forbidden to bid in the tender. According to public documents, four groups submitted preliminary proposals: Mirs, Golan Telecom, Exphone, and Doron and Michael Gelfand. Completion of the tender proceedings and selection of at least one winner is expected by the end of 2011. The tender includes various benefits for the winner, the purpose of which is to remove barriers and to ease the entry of another operator.

An amendment to the Communications Law provides, among other things, that cellular operators that own infrastructure must allow the new operator domestic roaming through their networks for a period of seven years, with a possible extension for another three years. The law defines the maximum tariffs that an existing operator can demand from the new operator for certain services, and also defines timeframes for the new operator’s deployment of  its own infrastructure. This allows the new operator considerable leeway with respect to their investment in setting up the networks and a relatively short market penetration period. The tender also includes a mechanism for the repayment of the license fees paid by the winners, based on their percentage of market penetration.

In October 2010, the Ministry of Communications invited public comments on domestic roaming based on its engineering / technical aspects, in order to draft an amendment to the cellular licenses that would regulate the implementation of domestic roaming. The Ministry has not yet formulated the policy that will apply.

In an amendment to the Communications Law effective February 1, 2011, the amount that can be collected from a cellular subscriber upon termination of a subscription agreement before the end of the commitment period was limited to 8% of the customer’s average monthly bill for services during the term of the agreement to the date of its cancellation, multiplied by the number of months remaining to the end of the commitment. The amendment applies for all customers except those with more than 50 lines and who entered into an agreement with the operator before January 1, 2011, and those with more than 100 lines who entered into an agreement with the operator after January 1, 2011. The amendment also prohibits the operator, upon the subscriber’s cancellation of the agreement, from demanding immediate repayment of the balance of the subscriber's payments for terminal equipment it purchased. Pelephone expects that the limitation of these penalties will serve to further reduce the barriers to switching operators, as well as a source of increased competition. For these reasons, Pelephone estimates that ease of switching between the companies will be reflected in a rise in the number of subscribers who sign up but also a rise in the churn rate, which in turn will result in a need for retention activities that could erode operating margins.

Another amendment provides that license holders may not, including by way of setting tariffs (but excluding cases in which the Minister of Communications has given permission or it was specifically requested by a subscriber or group of subscribers) restrict or block the: (i) use of any service or application provided over the Internet; (ii) features or characteristics of cellular terminal equipment; and (iii) use of cellular terminal equipment in any public telecommunications network. To date, in view of the uncertainty as to the manner of application of these provisions, Pelephone is unable to assess their effects.

No payment may be collected from customers who entered into an agreement with an operator before January 1, 2011, by the operator for opening a locked SIM card (to enable the customer to use terminal equipment purchased from one operator when they switch to another operator). The legislation also contains provisions for liberalization of the regulations governing the importation of terminal equipment. Under the amendment, an entity trading in cellular terminal equipment who meets the terns specified by the Minister of Communications is exempt from obtaining a special license for such trading.

During 2010, the Ministry of Communications completed its policy on MVNOs and granted licenses to seven companies and additional applications were made by other entities. An MVNO is a cellular operator that does not own a cellular infrastructure and uses the network of another cellular operator to provide its customers with the service, where the extent of use of the resources of the existing operator can vary among MVNOs. Pelephone has signed two agreements with MVNO license holders (Perry Telecom Ltd. and Rami Levy Hashikma Communication Marketing Ltd.) under which they will use the Pelephone network for their service. These MVNOs are expected to commence operations in 2011. Pelephone believes that while the entry of MVNOs will increase competition in the cellular market, its agreement with the two companies will provide it with an additional source of income.

Tariffs

The interconnect fees (call and text message (SMS) completion fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license.

The Interconnect Regulations set the interconnect tariffs to be paid to domestic carriers, as well as limitations on the interconnect tariffs to be paid to a cellular operator.

In September 2010 the regulations were amended so that commencing January 1, 2011, the interconnect tariffs that a cellular carrier can collect from other operators (domestic carriers, international call operators or other cellular operators) were lowered significantly. The tariffs, which are denominated in agorot (equal to 1/100 of a NIS), will be revised every year on January 1, and linked to the index (the base index being the average CPI for 2009), and both VAT and the rate of royalties applicable to cellular operators multiplied by the indexed interconnect tariff, will be added. Below are the interconnect tariffs in agorot to a cellular operator:

	December 31, 2010	2011	2012	2013	2014 onwards
Call minute completion tariff	25.1	6.87	6.34	5.91	5.55
SMS (text) completion tariff	2.85	0.16	0.15	0.14	0.13

In Bezeq's domestic communications segment Bezeq charges its customers interconnect fees for calls originating in Bezeq's network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic from their network.

In the cellular segment Pelephone pays the other cellular operators interconnect fees for calls originating from its network and terminating in their cellular networks (expense side), while the other operators (cellular, domestic and international) pay Pelephone interconnect fees for calls terminating in its cellular network (income side). Bezeq International pays interconnect fees to the cellular operators for international calls terminating in their cellular networks.

Pelephone believes that overall, reduction of the tariffs could lower its revenue from interconnect fees beyond the amount by which its expenses are lowered, because a significant part of the decrease in revenue from interconnect fees will be attributable to lower revenue from non-cellular operators who prior to the change paid interconnect fees at a higher rate than after the change. Furthermore, it is possible that the reduction of the interconnect fees will lead to a rise in the volume of calls from the fixed-line networks at the expense of calls from cellular handsets, and could therefore lead to a further decrease in Pelephone's revenues. In view of this assessment, Pelephone expects the reduction in the fees to have a materially adverse effect on its results.

Bezeq believes that the positive effects foreseen for the results of the Bezeq Group in domestic communications and international calls resulting from the reduction in interconnect fees will partially offset the negative effects on its cellular services segment. During the first quarter of 2011, the reduction in interconnect fees resulted in a reduction of approximately NIS 350 million ($99 million) in revenues that was offset in part by a reduction of approximately NIS 287 million ($87 million) of expenses. Bezeq is unable at this time to assess the long-term impact of the reduction in  interconnect tariffs.

Site licensing

Pelephone’s cellular service is provided through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular services necessitates setting-up cellular sites and changes in configuration and existing antenna systems. Pelephone deploys two mains types of broadcasting sites: macro sites that require a building permit from planning and building councils and wireless access devices (access devices), which are exempt from a building permit.

The licensing of building cellular broadcasting sites that require building permits is governed by National Outline Plan 36 (NOP 36). The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape. Pelephone and its competitors have encountered difficulties in obtaining some of the required approvals, and in particular approvals from planning and building authorities.

Pelephone’s ability to maintain and preserve its cellular service quality as well as the coverage is partially due to its ability to set up cellular sites and install infrastructure equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the required permits and approvals may adversely affect the existing infrastructure, network performances and the establishment of any additional cellular sites required by the network. The inability to resolve these problems on a timely basis is also liable to prevent the attainment of the service quality goals specified in its license.

A number of sites established several years ago still do not have approvals from the Civil Aviation Administration and the IDF, even though the applications for the approvals have long since been submitted to them. Similarly, there are administrative or other delays in some planning and building councils in the issue of building permits for sites. Therefore, Pelephone operates a number of broadcasting sites that have not yet received building permits. Pelephone has applied to the planning and building authorities for the building permits and these are at various stages of discussion and approval.

The establishment of a broadcasting site without obtaining a building permit constitutes a breach of the Planning and Building Law, 5725-1965, and in some instances, this has resulted in demolition orders against sites or indictments or the initiation of civil proceedings against Pelephone and some of its officers.

Pelephone has succeeded in most of these instances to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the lack of licensing. These arrangements have not required any admission of guilt by officers of Pelephone and/or their conviction. However, it is not certain that this state of affairs will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

Pelephone, similar to other cellular operators in Israel, may be required to dismantle broadcasting sites for which the necessary approvals and permits have not been obtained in accordance with the dates prescribed by law. If it is legally required that sites in a geographic area be simultaneously demolished, service in that area may deteriorate until substitute broadcasting sites can be built.

Pelephone establishes broadcasting sites using access devices.  Access devices require specific radiation permits according to the radiation law but are exempt from a building permit if they are constructed pursuant to the conditions provided in the exemption provision. Some local authorities have disputed the applicability of the exemption provision to access devices of a cellular network and to their use. Pelephone's position regarding the applicability of the exemption was accepted in a number of rulings and decisions by local courts and the use of such facilities and the supporting equipment were approved. One verdict provided an opposite ruling. Appeals have been filed for some of these rulings and decisions.

Products and Suppliers

Terminal equipment suppliers

The product inventory of Pelephone includes a range of cellular telephone units, auxiliary accessories (such as batteries, hand-free kits, earphones, data cables and chargers). Pelephone also maintains spare parts to supply repair services to its customers and an inventory of used handsets.

Pelephone purchases the terminal equipment and accessories from a variety of suppliers and importers in Israel. Contractual engagements with most of the suppliers are based on framework agreements setting forth the technical support provided by the supplier for the terminal equipment it supplies, availability of the spare parts turnaround time for repairs. These agreements do not include a commitment to make acquisitions, which are implemented regularly by means of purchase orders.

If a contract with a particular terminal equipment supplier is discontinued, Pelephone may increase the quantity purchased from other terminal equipment suppliers or procure terminal equipment from a new terminal equipment supplier. If the replacement of a supplier is required,  the replacement will not be immediate, and will be subject to a special preparatory period for purchasing spare parts and accessories, including the repair capacity for all kinds of malfunctions, to enable the provision of service to customers as agreed. Replacement of a supplier involves the addition of exceptional costs due to the need to purchase equipment a period of re-organizing affairs with the replacement suppliers.

The diversity of terminal equipment purchases between suppliers does not create significant dependency on any one supplier or equipment model. In preparation for migration to HSPA/UMTS technology, Pelephone had expanded the range of equipment it offers to customers and the number of its terminal equipment suppliers, who are global leaders, from whom Pelephone purchase handsets, spare parts, accessories, and the like.

In May 2009, Pelephone signed an agreement with Apple Sales International for the purchase and distribution of iPhones in Israel. Under the agreement, Pelephone undertook to purchase a minimum annual number of handsets over a period of three years, at the prices in effect at the time of actual purchase. These handsets account for a considerable percentage of the handsets sold by Pelephone.

An agreement between Pelephone and Eurocom Cellular (a company indirectly controlled by Mr. Shaul Elovitch), the Israeli distributor of Nokia terminal equipment, regulates the purchase and supply of Nokia products to Pelephone and the maintenance services for those products through December 31, 2012. The agreement was approved by the general meetings of Pelephone and of Bezeq, as a transaction in which the controlling shareholder in Bezeq has a personal interest.

Value added service suppliers

Pelephone has agreements with suppliers for content such as information services by voice, SMS or Pelephone’s portal, games, animations, ring-tones, location services, content and the rights to broadcast over third generation technology. As is usual in this industry, a large portion of these agreements are based on a model of dividing revenues between Pelephone and the content suppliers for the services provided to customers. Termination of contracts with certain suppliers might cause delays in supplying some of the services pending contracting with substitute suppliers.

Infrastructure suppliers

The infrastructure equipment needed for the UMTS/HSPA network is produced by Ericsson and the infrastructure equipment for the CDMA network is produced by Nortel and Motorola. Pelephone has long-term agreements for the maintenance, support and upgrading of software for the UMTS/HSPA network and a maintenance agreement with Ericsson for the Nortel network. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. Pelephone maintains the Motorola equipment independently.  In addition, the cellular network uses transmission facilities for which Bezeq is Pelephone's main supplier.

Software, computer systems and databases

Pelephone uses software and computer systems, some under licenses purchased by Pelephone and others developed by Pelephone’s IT division. Most of these licenses are restricted in time and are periodically renewed. The main systems that Pelephone uses are Oracle Application and an Amdocs billing system.

Property

Pelephone does not own any land and leases the premises which it uses for its operations from others, including Bezeq. The land which Pelephone uses for installation of radio and switching sites are spread out around the country and are leased for various periods (in many cases, for five years plus an option to extend the agreement for another five years). Some of the sites leased by Pelephone are Lands Administration sites. Pelephone’s headquarters have been located in Givatayim, a suburb of Tel Aviv, since 1997, and cover a total area of 17,800 square meters. In January 2010, Pelephone signed an agreement to extend the lease term until December 31, 2015, with an option to extend the lease until November 2020. For the purpose of service and sale operations, Pelephone leases 53 service and sale centers spread out around the country. Pelephone has additional lease agreements with respect to warehouses, offices and telephone call centers which it uses for the purpose of its operations.

Some of the leased communications sites are in areas owned by the Lands Administration. Pelephone entered into an agreement with the Lands Administration to use land in those areas for the erection and operation of communications sites. Among other things, the agreement regulates payments to which the Lands Administration is entitled for the period to December 31, 2008. At the end of the term of the agreement and in the event of its cancellation for causes listed in it, Pelephone must vacate the site. To the best of Pelephone's knowledge, the other cellular operators have a similar agreement with the Lands Administration,. The agreement was extended to December 31, 2009, and subsequently to December 31, 2010. As of the date of this annual report Pelephone, and to the best of its knowledge the other cellular operators, are negotiating extensions. If for any reason the agreement is not extended or renewed, Pelephone could suffer significant harm, since it would be limited in its ability to erect sites in Lands Administration property.

Employees

The table below provides data with respect to the number of Pelephone employees at December 31, 2009 and 2010:

	December 31,
	2009	2010
Management and HQ	283	262
Content and product marketing	88	92
Service – Private customers	2,398	2,235
Business customers	547	545
Operation and logistics	253	262
Engineering and information systems	623	589
Total	4,192	3,985

BEZEQ INTERNATIONAL

General

Bezeq International provides communication solutions to its customers in the private and business sectors, in four key areas of operation:

•	Internet access services;

•	International telephony services;

•	NEP services; and

•	Data and Information and Communication Technology, or ICT, solutions.

The following table reflects Bezeq International’s revenue (in NIS millions) for the three years ended December 31, 2010:

	2008	2009	2010
Revenues from international carrier services	502	502	501
% of total Bezeq International revenues	38.4%	38.1%	36.3%
Revenues from Internet and communication services for businesses (ISP, ICT, data)	804	816	879
% of total Bezeq International revenues	61.6%	61.9%	63.7%
Total revenue	1,306	1,318	1,380

Customers

Bezeq International has no customer whose revenues constitute 10% of its revenues. Below is a breakdown of revenues ( in NIS millions) from private and business customers:

	2008	2009	2010
Revenues from private customers	513	520	523
Revenues from business customers	793	798	857
Total revenues	1,306	1,318	1,380

Products and Services

Below is a description of the principal products and services provided by Bezeq International.

Voice services

In the voice services sector, Bezeq International provides international direct dialing, or IDD, services to business and private customers; toll-free number services for business customers overseas; international call routing and termination services (hubbing) – transfer of international calls between foreign communication providers (worldwide), calling card services enabling prepaid and postpaid dialing from and to Israel, for business and private customers; and the 1809 service for dialing from Israel to other countries. Bezeq International also provides domestic telephony services by means of Voice over Broadband, or VOB, access.

Internet services

In the Internet services sector, Bezeq International provides Internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband Internet based on ADSL or cable infrastructures; hosting services – site storage and server services in a designated installation for business and private customers, including value-added services (such as monitoring and control); information security services, services securing customers’ Internet and LAN connections using the required terminal equipment or software, including monitoring; data services with international data communication IP solutions for business customers, including global deployment if necessary; and wireless WIFI access – fast wireless access solutions for private and business customers, including in various public locations (hotspots).

International data service

Bezeq International supplies international data communication solutions to business customers, including customized global deployment. The customer is able to choose from a range of the most advanced data communication methods through the optic cables deployed from Israel to Europe for which Bezeq International has long-term usage rights and business partnerships with leading global telecom providers such as BT, which make available to its customers their sophisticated global network services.

PBX services

Following the merger with BezeqCall, Bezeq International markets and maintains communication systems in the Israeli market, exchanges, telephony networks and IP communications. As part of the service contracts, Bezeq International supplies direct maintenance of a range of exchange manufacturers. The services are given to gateways, exchanges and network end points (NEP) designated for use with both internal and external lines.

In January 2009, Bezeq International inaugurated a new data center in Israel. The new data center joins the existing data centers (IDC) and is expected to host thousands of servers. The establishment of the new data center is part of Bezeq International's strategy to become well established in the business sector, especially among small and mid-sized businesses which now prefer to use outsourcing for their IT requirements and prepare to be at the forefront of the cloud computing sector. The new data center is a "green" facility based on energy saving infrastructures. The data center utilizes Bezeq International's advantages as a leading Internet services provider in Israel by being directly connected to the backbone of the company. In this way, customers can benefit from maximum flexibility in managing their bandwidths and from a wide range of sophisticated services such as server hosting and management, virtual servers and a range of managed services including, backup, information security, hacking prevention, monitoring, provision of usage statistics data, domestic and overseas bandwidth load balance, burstable broadband service and FTP file transmission services.

ICT solutions for business customers

 Bezeq also provides ICT solutions to business customers as part of an overall ICT solution for businesses.  Bezeq International provides broad communications services, including international data and communication services, server and site hosting services, technical support and maintenance services, network and system services, outsourcing and out-tasking services, security and risk management solutions and managed IP services.

New Undersea Communication Cable between Israel and Italy

On November 1, 2010, pursuant to the approval of the boards of directors of Bezeq International and Bezeq, Bezeq International entered into a turnkey agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine optic communication cable between Israel and Italy. At the same time Bezeq International purchased indefeasible rights of use in a continental infrastructure which links its point of presence in Italy to its sites in Western Europe.

Competition

In the first year of its operation, from June 1996 to July 1997, Bezeq International was the exclusive provider of international telephony services in Israel. By 2004, other international carriers had entered the market, some of which subsequently merged. At present five international carriers operate in the international telephony market. During the fourth quarter of 2008, Partner entered the market of Internet access and IP-based content and telephony operations and began marketing its products to the general public on January 1, 2009. This meant that Partner became a competitor in the markets in which Bezeq International operates.

In January 2010, HOT announced its intention to enter the ISP market.  In March 2011, Partner completed its acquisition of 012 Smile. At present, licenses for providing Internet services have been granted to approximately 70 companies, including the five previously mentioned international operator licensees. In December 2010, Hot-Net obtained a special license to provide ISP services.

In the international call market, the use of VoIP technology enables transfer of international calls over the Internet as well as for TDM network users, through the use of software products and services of communication providers abroad. The attractive cost of using these services has led to a steady growth in the number of users and as a result, a decline in the international telephony revenues of Bezeq International.

The main characteristic of market competition in 2010 was the merger of communication groups and their offer of comprehensive services and products. The effect of competition has been exacerbated by the trend of tariff erosion.

International telephony services

The international long distance market in Israel is highly competitive. At the end of 2010, there were five competitors in the market: 014 Bezeq International, 013 NetVision, 012 Smile, 018 Xfone and Telzar International Communication Services Ltd. In March 2011, Partner announced that it had completed the purchase of 012 Smile, our legacy communications business that had been sold to Ampal. Bezeq International estimates that its market share in outgoing international calls from customers is approximately 30.8% compared with a market share of approximately 31% at the end of 2009. The international call market in Israel has in recent years been characterized by a decline in call volume and the service has become a commodity based on price and access. In 2010, the volume of call minutes (incoming and outgoing) declined by an average of 5%, while in 2009 the volume declined by approximately 3.1%. The fierce competition and penetration of VoIP technology (such as Skype) has increased the competition for customers.

Internet access services

There are a number of competitors in this market, including Bezeq International, 013 NetVision, 012 Smile (Partner, which announced that it wishes to merge its operation in this sector with 012 Smile) and two minor niche players whose share is not material. In December 2010, an ISP license was granted to HOT-Net. Approximately 73% of all households in Israel are connected to the Internet, which is a high penetration rate in comparison with the rest of the world. There are currently two principal infrastructure alternatives for customers in the market, Bezeq's xDSL and the HOT cable infrastructure. HOT frequently cooperates with Bezeq International’s direct ISP competitors and intends to provide ISP services through its subsidiary, HOT-Net.

The increase in demand for higher surfing speeds has required operators like Bezeq International to increase their network capacity. In 2009, Bezeq launched its NGN and HOT launched its UFI network. These networks enable surfing at considerably higher speeds than were available until then.

While there has been growth in the Internet access segment in recent years in terms of the number of customers, the rate of growth is slowing over time as a result of the high Internet penetration rate in Israel. Bezeq International believes that its market share in the Internet services sector was approximately 37% in both 2009 and 2010.

In August 2010, Bezeq began selling joint service packages that include Bezeq International's Internet access services.

Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT (Information Communication Technology) services to businesses, providing comprehensive solutions in such areas as systems, networking, IT, hosting, telephony, data transmission, Internet access and wireless networks.

Bezeq International is facing new competitors in this sector from companies such as Binat, Taldor, and IBM.  In 2010 Bezeq International established its position in the ICT market and gained recognition and accreditation from leading providers in the market.

NEP Services

The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition which has given rise to an erosion of service prices. Bezeq International’s most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. These companies include Binat, Teldor, Malam Tim and IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. New operators are entering the market with the intention of providing customers with total communications solutions such as telephony, transmission, data communications, Internet, and information security.

Marketing

The marketing department coordinates all the operations for a number of permanent suppliers, among them advertising companies representing Bezeq International, which are used by Bezeq International to remain in contact with the advertising media (television, Internet, radio and the daily national press), production and post-production companies (this changes depending on the requirements of each campaign), design and printing companies, and sales promotion and PR companies.

Seasonality

Bezeq International’s revenues and profitability are affected to a limited effect by seasonality and holidays. There are seasonal fluctuations in the following services:

•	Voice services for the business sector – decrease in August and during the Passover / Tabernacle holidays.

•	Voice services for the private sector – increase in the summer months and towards the end of the calendar year.

•	Internet services and NEP equipment – increased sales usually achieved in the fourth quarter.

•
Internet services for the business sector – a decrease in the summer months owing to the closure of educational institutions (customers in this sector are not billed for the Internet services to which they subscribe during the summer vacation).

Governmental Regulation

Bezeq International operates under a general license for providing voice, data and Internet services, which is valid until 2022. The provisions of the license regulate the method for determining tariffs charged by Bezeq International for its services, their updating and collecting the payments for these services.

Under the Communications Law, implementation of telecommunications operations and provision of telecommunications services, including international telecommunications services and Internet access services, require a license from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration the government’s telecommunications policy, interests of the public, compatibility of the licensee with the provision of services, contribution of the license to competition in the telecommunications industry, and the level of service. The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued by virtue thereof, and for violation of the license terms. A recently adopted amendment to the provisions of the Communications Law permits the Minister of Communications to prescribe telecommunications services that do not require a license.

Licenses

International carrier license. In providing voice (international telephony) and data services, Bezeq International is operating in accordance with its international carrier license which is valid until 2022. The provisions of the license, among other things, prescribe the manner of setting its tariffs for its services, updates and payment collection.

Special general domestic carrier license. On February 8, 2009, the Minister of Communication granted an exclusive general license for the provisions of domestic telecommunications services to B I P Telecom Solutions (LP), a subscriber of Bezeq International, which allows it to provide domestic telephony services via broadband Internet access, or VoB. On August 2, 2009, Bezeq International started providing these services to private customers and on December 30, 2009 this license was amended to permit Bezeq International to provide this service to business customers.

Special license for the provision of Internet access services. On August 10, 2009, Bezeq International received a special license to provide Internet access services (ISP). The receipt of this license puts Bezeq International on an equal footing level with the other ISPs who operate under a similar license. The license is valid until August 29, 2014.

NEP license. On December 31, 2006 the Ministry of Communications confirmed the transfer of the NEP license from BezeqCall, a subsidiary which had engaged in the provision of NEP services, to Bezeq International, following their merger. Since the merger, Bezeq International has provided NEP services under this license. On April 30, 2010, its NEP license was extended until April 30, 2015.

Pursuant to its licenses and the royalty regulations, Bezeq International pays royalties to the State of Israel based on most of its revenues from the provision of international call and point-to-point line services and domestic telephony services, net of permitted expenses and excluding revenues from certain customers excluded by these regulations. Bezeq International paid royalties totaling NIS 3.3 million in 2009 and NIS 2.3 million in 2010 as the royalty percentage declined from 1.55 to 1%.

Call completion tariffs for a VoB operator are the same as those for calls completed via Bezeq’s fixed-line telecommunications network or another domestic landline operator

Regulatory changes affecting Bezeq International’s markets

On January 31, 2010, the Ministry of Communications decided to adopt the Gronau Commission’s decision and impose on international calls made from Israel on a cellular network the arrangement applicable to overseas calls made from a fixed line, whereby a consumer dialing abroad from a cellular network is billed only by the international operator which pays the cellular operator for transferring the call, in accordance with the tariff set in the interconnect regulations. The decision further stipulated that the international operator may not increase the price of making an international call to a subscriber dialing from a cellular network over and above the price of a call to the same destination from a fixed-line network, plus the difference between the interconnect charge to a cellular network and the interconnect charge to a fixed-line network. The amendment took effect on August 1, 2010. Bezeq International believes that the decision is likely to have an adverse effect on the volume of international dialing services it provides to cellular customers. On January 1, 2011, the interconnect charges for the cellular operators  decreased.

In March 2010, the Ministry of Communications published a hearing in connection with the provision of broadband telephone service to subscribers outside the borders of Israel (in a manner permitting such subscribers to call Israel from a local telephone for the cost of a local call). A decision by the Ministry of Communications that would allow Bezeq International and other companies to provide such broadband telephone services could have a positive effect on Bezeq International's business.

In January 2011, the Ministry of Communications initiated a hearing in connection with completion tariffs on calls to overseas destinations. In the document the Ministry of Finance proposed alternatives to the regulation of these tariffs.

On February 28, 2011, an amendment to the international carrier regulations was published, canceling the limitation concerning "considerable influence" with respect to an international carrier by a cellular operator. Instead of that limitation, the regulations now state that by the earlier of the date on which a virtual cellular operator (MVNO) starts operation or by the end of 2012, the holding of considerable influence by a cellular operator in an international carrier will be subject to structural separation limitations, including separation of the management and assets of the companies, limitations on hiring shared employees, transfer of commercial information between the companies, and a ban on discrimination in favor of the cellular operator affiliated with the international operator over other license-holders. The adopted recommendations included the recommendation that the tariff for international calls from a cellular handset should be set by the international call company which pays interconnect fees to the cellular operator in accordance with the Interconnect Regulations. This change will enable entities connected to the cellular operators to enter the international call market. Bezeq International believes that the entry of the cellular operators into the international call market, particularly if they are permitted to exploit their power as cellular operators in order to strengthen their standing in the international call market, is likely to have a materially adverse effect on its market share.

Equipment and Suppliers

Equipment

In 2004, Bezeq International signed an agreement with Veraz, to purchase SoftSwitch switches, which, during the course of 2005, replaced the Alcatel S-12 voice switches (at this stage, these switches are still being used as a non-substantial component in Bezeq International’s voice service systems). These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN), which was also replaced in 2005 as part of the upgrade of its voice setup.

Bezeq International’s technological infrastructures, which support voice, data and Internet setups, are deployed in four sites to provide services with high survivability. In 2005, Bezeq International set up another site in London, England to supply advanced services to its customers.

Suppliers

Bezeq International has cooperation agreements with approximately 180 foreign operators for 240 destinations worldwide.

Bezeq International is dependent upon the services of Bezeq which supplies it with domestic capacity and upon the international communications infrastructure provider Mediterranean Nautilus Limited, or Med Nautilus, which supplies it with most of the international communications infrastructure that it requires through a seabed cable running from Israel to Europe.  From there onwards, Bezeq International uses other infrastructure for connecting to the rest of the world.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to an unparticular non-specific part of the communication capacity of the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use a non-recurring payment around the date on which it started using the capacity and it makes regular payments for operation and maintenance of the service. Bezeq International is not restricted in the use it makes of the capacity and it may sell its rights, in whole or in part, to third parties. Bezeq International has the option of ceasing its use of the capacity, in whole or in part, at any time, and it will then be exempt from continuing to pay for service operation and maintenance. Bezeq International is dependent upon Bezeq and Med Nautilus as infrastructure suppliers.

On January 18, 2010, Bezeq International signed an exclusive partnership agreement with British Telecom for the provision of global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International will operate as the exclusive partner of the BT Alliance in Israel and will market IT services and products from British Telecom's global range of services.

Property

Bezeq International has a long-term lease for the two main facilities from which it operates, with an average lease term of six years at an annual cost of NIS 8.5 million ($2.4 million).

Employees

Bezeq International has a number of employee groups whose wage structure includes a component of performance-linked commissions and incentives. These groups include sales employees, telephone sales representatives, and telephone service and support representatives.

Employees are eligible to use a leasing arrangement under which that are able to lease vehicles at a fixed cost in accordance with the terms of an agreement between Bezeq International and a leasing company. Employees also have an arrangement for pension and health insurance that is fully subsidized by Bezeq.

The following table shows the number of persons employed by Bezeq International, including outsourced employees, in 2009 and 2010:

	Number of employees
	Dec. 31, 2009	Dec. 31, 2010
Head office employees	995	968
Sales and service representatives	1,450	1,144
Total	2,445	2,112

Other Investments

B-Zone Partnership

On October 23, 2006, Bezeq International entered into an agreement with 2Plus Wireless Solutions Ltd. for the establishment of a general partnership called B-Zone to set up, support and manage wireless networks in public areas, enabling connection to the Internet and collecting payment from the end-user

Bezecom

On December 21, 2006, Bezeq International signed an agreement with DSNR Communications Ltd. for the establishment of a joint company, under which Bezecom Ltd. was established in January 2007. The purpose of Bezecom is to provide communication services to end-users worldwide through a communications solution to provide telephony services.

DBS

DBS, known also by its trade name YES, provides multi-channel satellite broadcast services to subscribers. DBS was founded on December 2, 1998, and has been providing this service since July 2000. This service enables the provision of multi-channel encrypted digital television broadcasts and value-added services to subscribers who receive the broadcast at home via a small antenna dish from which broadcasts are transmitted to a domestic decoder in the subscriber’s home and connected to the television set. Most of DBS’s income derives from subscription fees and additional payments made by viewers. DBS is the only company in Israel currently operating in the satellite multi-channel television broadcasting sector, even though neither the law nor the license awarded to it grant it exclusivity.

The field of television broadcasting in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting. Multi-channel television broadcasts have been provided in Israel since the early 1990s. Since December 2006, the cable companies operating in Israel merged into a single merged cable company, HOT, which supplies cable television services to all of the subscribers of the merged cable companies pursuant to a long-term broadcast license. HOT holds all of the rights in a limited partnership which owns the cable network infrastructure, including the terminal equipment, end user equipment and broadcasting centers.

Control of DBS

On August 20, 2009, the Supreme Court handed down a verdict in the appeals filed by the Antitrust Authority and Eurocom D.B.S. Ltd., or Eurocom DBS, a principal shareholder in DBS which is controlled by our parent company, the Eurocom Group, against the verdict of the Antitrust Tribunal dated February 3, 2009, approving the merger of Bezeq with DBS Satellite Services (1998) Ltd, or DBS, subject to certain conditions. The Supreme Court accepted the Antitrust Commissioner’s objection to the merger and decided not to approve the merger. In view of the Supreme Court’s ruling, Bezeq believes that it will not be able to control DBS and accordingly, as of August 21, 2009, it ceased to consolidate DBS’s financial statements into its consolidated financial statements, and the investment in DBS’s shares is presented as of that date according to the equity method.

In April 2010, in the context of the Ministry of Communications’ approval of our acquisition of control in Bezeq, the Ministry approved  DBS’s request, as required by its license, for the transfer of Eurocom DBS’s holdings in DBS to a trustee, subject to the following conditions:

•
No change, direct or indirect, in the trustee’s holdings of the means of control in DBS may be made without the prior written approval of the Minister of Communications, after he has consulted with the Council.

•
The trustee will not act in accordance with guidance received from any party which has a direct or indirect interest in an area of regulation by the Ministry of Communications, unless it has received the approval from the Ministry of Communications.

•
Any transaction between DBS and the Eurocom Group concerning satellite terminal equipment will be considered an extraordinary transaction as defined in the Israeli Companies Law and therefore, such transactions will be subject to the approval proceedings applicable to DBS and Bezeq pursuant the Israeli Companies Law.

•
All discussions by the board of directors of DBS concerning transactions as described in the above paragraph, must be documented in detail, and comprehensive minutes signed by the chairman of the meeting must be submitted to the Director General of the Ministry of Communications for his review.

The approval of the Antitrust Commissioner for our acquisition of control in Bezeq was made contingent, among other things, on the sale of Eurocom DBS's holdings in DBS within a defined period of time.

On June 23, 2010, Eurocom D.B.S. Ltd., or Eurocom DBS, notified DBS that it had entered into agreements to purchase all the holdings and rights of the other shareholders in DBS, and that in accordance with the Articles of Association of DBS and the DBS shareholders agreement, it asked that Bezeq exercise its right of first refusal. Subsequently, Bezeq gave notice that it had decided not to exercise the right of first refusal. After obtaining all of the necessary approvals, on November 28, 2010, Eurocom DBS purchased all of the DBS shares and rights to purchase DBS shares held by four minority shareholders, resulting in Eurocom DBS and Bezeq remaining as the two owners of DBS. According to Eurocom DBS, the purchased shares, which constitute approximately 17.62% of outstanding share capital of DBS, will be held in trust pursuant to regulatory requirements, as well the other DBS shares (32.6% of the outstanding shares of DBS)owned by Eurocom DBS. With the addition of the newly purchased shares, the trustee holds 50.22% of the outstanding share capital of DBS that is owned by Eurocom DBS.

Products and Services

DBS’s broadcasts approximately 150 different video channels, of which 15 are pay-per-view, or PPV, channels and 15 are high definition, or HD, channels, 20 radio channels, 30 music channels and interactive services. The broadcasts include a basic package which each subscriber is required to purchase as well as additional channels chosen by the subscriber, whether as a package or as single and PPV channels. The main channel packages marketed by DBS in addition to the basic package are the movie, entertainment, children's, music, sports, science and nature packages. DBS also has a content website which is operated together with Walla! which allows viewing of various forms of content, some of them at a fee.

DBS markets personal video recorder, or PVR, decoders which interface with DBS’s electronic broadcast schedule and enable receipt of special services, including ordering recordings in advance, recording series and pausing live broadcasts. The PVR decoders also enable viewing of the content which is transferred from time to time to the decoder’s memory stored in the decoder’s memory which is updated from time to time by DBS (push video).

DBS also provides its subscribers with HD broadcasts which can be received through special decoders. These broadcasts which at present are provided for a limited number of channels, allow superior quality viewing. DBS also markets HDPVR decoders.

In 2010, DBS achieved a significant increase in the number of its subscribers using PVR with 47% of its total subscribers using PVR decoders at the end of 2010, compared with 37% of subscribers at the end of 2009. DBS believes that an increase in the number of subscribers using PVR decoders contributes to an increase in its revenues from these subscribers and to their retention as subscribers, but it will require a material financial investment.

The following table contains a breakdown of DBS’s revenue for the years ended December 31, 2009 and 2010 (in NIS millions):

	2009	2010
Revenues from broadcasts and multi-channel television services to subscribers	1,530	1,583
Percentage out of revenue	Approx. 98%	Approx. 98%

On March 10, 2010, DBS launched VOD services over the Internet on a commercial basis. This method has limitations with regard to the types of decoders enabling service reception (in the preliminary stage this service will be offered only to subscribers using HDPVR Decoders and only at a later stage will it be offered to subscribers using other decoders) and to the availability of services due to restrictions of the Internet infrastructure and bandwidth available in customer homes.  DBS believes that VOD services are not subject to the regulation currently applicable to multi-channel television broadcasts and to the best of its knowledge, this is the position of the Ministry of Communications. Nevertheless, a professional team working jointly with the Ministry of Communications and the Council is currently examining the issue of regulation of broadcasts on new platforms and using new technologies, the scope of the regulation and the affect such regulation will have on the current regulation. The conclusions of this team, which have not yet been published, could have implications for the regulation of the VOD services provided by DBS.

In January 2011, DBS and Bezeq signed agreements pursuant to which DBS will market Bezeq's telephony and Internet infrastructure services, including as part of a joint service package, and Bezeq will market DBS's television services, including as part of joint service packages. The parties have not begun to operate pursuant to these agreements. The increase in the bandwidths of communication infrastructures in Israel, alongside technological improvements has led to the development of transmission of video content on communication infrastructures which in turn has led to an increase in the number and range of video content accessible to the public (whether with or without authorization from the holders of title to the content) through the various communication infrastructures, where viewing the content is by means of various items of terminal equipment, including PCs and television. The development of this trend enables the supply of various forms of video content without the need to set up a designated infrastructure system, and it could have a materially adverse effect on the broadcasting sector, which is currently based on designated infrastructures. This effect could be aggravated if the supply of content continues to be unregulated.

DBS regards the following factors as critical to the success of its operations:

•	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

•	Provision of television services while using advanced technologies such as personal television services, and in particular, VOD services and PVR and HDPVR devices.

•	Offers of service packages of communications services including television services and other services such as telephony services and Internet services.

•	High level of customer service.

•	Brand strength and identification of DBS with quality, innovation and industry-leading content and services.

DBS has significant expenses involved in the use of space segments which are necessary to provide DBS’s broadcasts. There is also a restriction on its ability to expand supply of its broadcasts which depends on availability of additional space segments or an improvement in compression capability which entails a financial investment.

Broadcasting

DBS holds the broadcasting rights for television content purchased from the owners of intellectual property rights in such content. Sometimes, DBS purchases the right to sell these content broadcasting rights to third parties together with the rights themselves, for the purpose of broadcasting the content again. At the date of this annual report, revenues from these sales do not amount to a significant percentage of DBS's revenues.

The broadcasting of content with respect to which DBS owns broadcasting rights involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, including under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. The payment of royalties is made to a number of organizations that operate in Israel which collect the royalties for the owners of the intellectual property rights and in return provide the broadcasting entities with blanket licenses. Payments by DBS under these licenses are, at times, based on a fixed payment and at other times on various pricing methods, including those that depend on a change in the number of subscribers, as aforementioned. DBS and one of these organizations, the Association of Composers, Authors and Publishers of Music in Israel, or ACUM, have agreements, according to which the royalties paid to ACUM as of 2003 are advances on account of the royalties, at a rate derived from what HOT pays ACUM and that these amounts will be paid until a different agreement is reached with ACUM.

Pursuant to an immediate report published by HOT in July 2010, a judgment was entered in arbitration between HOT and ACUM regarding the mechanism defined for calculation of the annual royalties in respect of use of works, the rights of which are protected by ACUM. According to this report, the arbitration judgment accepted in principle the outline of the royalty calculation model as presented by ACUM in that proceeding, with the exception of certain changes, and determined that this model would also apply to the difference in royalties from 2003 forward, according to a calculation to be performed by the parties in a mutually agreeable manner. In November 2010, HOT announced that it disputed the arbitration judgment and filed an appeal of the judgment. Since DBS does not have the arbitrator’s judgment, arbitration documents and appeal documents, DBS does not know which model was adopted by the arbitrator and the reasoning behind the judgment.

According to ACUM, and this is disputed by DBS, the differences in the royalties to be charged to DBS in respect of 2003 forward, will also be determined in accordance with the decision of the arbitrator. Consequently, DBS’s management believes that after the arbitration judgment, if not overturned, ACUM will require DBS to pay differences in material amounts, retroactively, and even to pay royalty payments in the future that are significantly higher than what has been paid to date. In light of the above, DBS revised its estimate of the amount of royalties that may be payable for the period since 2003. The revision of the royalties estimate was performed according to the outline of the royalty calculation model received from ACUM shortly after the arbitration judgment was entered, while performing the adjustments in accordance with the estimates of DBS management. This then served as the bases for the material provisions DBS set aside in its financial statements

DBS participates, fully or partially, in investment in original productions it broadcasts. In consideration for its investment, DBS is usually entitled, in addition to the right to broadcast the content as part of its transmissions, to rights in such content, in the percentages set out in agreements with the producers. Sometimes, DBS is also entitled to grant authorizations to use rights and to participate in revenues attributable to additional uses of content beyond their broadcast by DBS. Additionally, DBS enters into agreements to receive licenses to broadcast local and foreign channels, in consideration of a fixed annual payment or payment dependent on the number of subscribers to the relevant channel.

Given the many content providers from which DBS purchases broadcasting rights, DBS is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this annual report there is dependence on the purchase of the broadcasting rights of local sports channels from two content providers.

Customers

The vast majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS, including the types of services offered and the payments which DBS may collect, and the various provisions relating to terminal equipment and its maintenance. Pursuant to the provisions of its broadcasting license, the text of the subscriber agreement requires approval from the Council and from the Standard Contracts Tribunal. The subscriber agreement has been approved by the Council and also by the Standard Contracts Tribunal. At present, the validity of the approval granted by the Standard Contracts Tribunal has expired. The Council has approved a number of amendments to the subscriber agreement and DBS is working to obtain its approval of the other amendments, after which the amended subscriber agreement will be resubmitted for approval to the Standard Contracts Tribunal.

DBS’s supply of broadcasts and services and their prices appear in its price list. Most subscribers sign up for offers where DBS's services, including various components of the content bundles, accompanying services and terminal equipment and their installation, are provided at prices lower than the prices published in the price list. Most of DBS's offers require subscribers to commit to a stated subscription period.

Marketing and Distribution

Marketing of DBS services is by way of publication in the various media. DBS’s sales operations are carried out via three main distribution channels:

•	Sales persons employed by DBS who recruit subscribers.

•	Call centers operated by DBS employees that receive telephone enquiries from customers wishing to obtain DBS services, as well as telemarketing campaigns to potential subscribers.

•
DBS utilizes external resellers who recruit approximately fifty percent of the subscribers recruited by all external resellers and a significant proportion of their work focuses on the recruitment of a particular target population.

Competition

Approximately 70% of all homes in Israel subscribe for multi-channel television services. DBS’s principal direct competitor is HOT. DBS also regards the DTT setup as competition for its services.

The table below shows data relating to changes in DBS's subscriber numbers and market shares as of December 31, 2008, 2009 and 2010:

2008		2009		2010
Subscribers	Market share	Subscribers	Market share	Subscribers	Market share
559,613	38%	570,000	38%	577,700	39%

A subscriber is either one household or one small business customer. For business customers with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

DBS believes that its chances of penetrating an additional material segment of the market are not high because most of the households that do not currently subscribe for multi-channel services are not potential customers for DBS and HOT. To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers of DBS and HOT, with a moderate increase in DBS's share of this market. The strengthening of alternative products may result in a decline in the above-mentioned penetration rate. Consequently, an increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. This means that the broadcasting sector is characterized by fierce competition between HOT and DBS, which requires an investment of substantial resources to retain existing subscribers and recruit new ones. HOT has a much greater degree of accessibility to customers of its analog system who wish to receive digital television services. The analog broadcast method allows subscribers to receive broadcasts at a relatively lower cost.

DBS transmits its broadcasts using a digital broadcasting method only, whereas HOT broadcasts to most of its subscribers using a digital broadcasting method, while for the remainder it uses an analog broadcasting method which allows for lower-quality viewing, does not enable display of an electronic program guide and requires the purchase of a uniform channel package without the option of choosing broadcasting segments. To the best of DBS's knowledge, HOT is working to reduce the number of its subscribers connected to the analog system.

Competition in the broadcasting arena focuses on content, packages and channels, on service and on offering additional services such as VOD services, PVR decoders, HDPVR decoders and HD broadcasts. In recent years there has been a discernible trend toward demand and supply of personal television services which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity). This trend is supported by the expansion of PVR services, VOD services and other services. Competition is also characterized by the additional communication services offered by HOT as part of its “service bundle.” The license to supply Internet access services, which to the best of DBS's knowledge was granted to HOT-Net of the HOT group, will allow HOT to include this service in its service bundle.

Pursuant to the amendment to the broadcasting license of June 2010, DBS is authorized to offer a service package including Bezeq's service with DBS's service, subject to receipt of approval from the Ministry of Communications (which in the absence of opposition within the period stipulated in the license will be considered to have been granted) and also subject to conditions, the principal ones being the unbundling obligation and the existence of a parallel bundle marketed by a licensee which is not linked to DBS. A service bundle containing only Bezeq's Internet infrastructure service does not require approval from the Ministry of Communications and is not subject to the unbundling obligation. DBS believes that marketing a service bundle with the restrictions stipulated in the amendment to the above license will constitute a partially competitive response to the service bundle offered by HOT.

Digital Terrestrial Television

Since August 2009, the Second Television and Radio Authority, or the Second Authority, has been operating a digital terrestrial television, or DTT, broadcasting system which freely broadcasts the television channels of the broadcasting authority (Channel 1 and Channel 33), commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) to the nation. This setup constitutes a partial alternative product to the broadcasts of DBS and DBS believes that any material increase in the number of users of this alternative system may have an adverse effect on its revenues.

In March 2011, the Ministry of Communications published the Broadcasting via Digital Broadcasting Stations Bill, 2011. The bill is designed to expand the DTT setup within 24 months of the publication date of the law, so that the Knesset channel, Educational TV channel and other designated channels will be added to it. Any of the above channels may be added upon request upon payment of a distribution fee. It is also proposed that the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add additional channels to the DTT setup at their request upon payment of a distribution fee. The bill provides that beginning January 1, 2014, the DTT setup and its operations will be transferred from the Second Authority to a public body, statutory corporation or government company that are not broadcasters nor supervise TV or radio broadcasts.  Such transfer will be determined by the Minister of Communications and Minister of Finance and approved by the government.

In February 2011, an amendment was enacted to the Second Authority Law, most of which deals with a change in the method of regulating commercial broadcasts, while transferring from the system of granting franchises to a system of granting licenses for commercial television broadcasts to anyone complying with the threshold terms without a tender proceeding, or a Commercial Licensee, and includes, among others, the following arrangements: the date of transfer between the systems is scheduled to be January 1, 2013; each Commercial Licensee may be included in the DTT broadcasting setup; the Minister of Communications, after consultation with the Council and the Second Authority, may choose five sequential channels designated for the transfer of broadcasts of a Commercial Licensee by DBS and HOT; a mechanism whereby the moneys received from the Commercial Licensees for the use of the five sequential channels will be used to produce original productions which will be broadcast by DBS and HOT and in the broadcasts of franchisees and/or Commercial Licensees, in accordance with a distribution to be determined. After holding a consultation proceeding, the Minister of Communications announced on February 28, 2011 that the channels designated for the broadcasts of Commercial Licensees by DBS and HOT will be Channels 12 to 16. DBS believes that an increase or variation in the number of channels to be distributed through this setup will likely increase the capability of the setup to compete with DBS's services and this may adversely affect its revenues

Governmental Regulation

The field of television broadcasting in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting. The Minister and the Council have parallel authority to amend DBS’s broadcast license. The Minister is authorized to cancel or postpone the broadcast license for causes set out in the Communications Law and the broadcast license. The Communications Law and broadcast license stipulate restrictions on the transfer, attachment and encumbrance of the broadcast license and any of the assets of the broadcast license. The broadcast license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition in terms of provision of broadcasts and services is prohibited, including terminal equipment and other telecommunications services unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was agreed upon  to provide bank guarantees of NIS 30 million ($8) to the Ministry of Communications to guarantee DBS's undertakings under the license.

Statutory restrictions and special constraints

The Communications Law requires that a broadcast license be obtained in order to transmit satellite television broadcasts to the public. In January 1999, DBS received a broadcast license which is valid until January 2017 and is renewable for additional six years periods, subject to the conditions of the license.

In addition to the licensing required for broadcast operations, operations in this area and in other areas of communication are subject to licensing, supervision and the policy decisions of the Ministry of Communications with regard to aspects defined in the law and the communications licenses (which relate mainly to matters regarding competition, consumers, and technical and engineering aspects). As a result of the convergence and overlap between broadcasting and other areas of communications, and the operations of HOT and related telephony and Internet entities, broadcasting is materially influenced by the policy and supervision of the Ministry of Communications in various additional areas. DBS’s operations are regulated by and subject to an extensive range of laws (from primary legislation to administrative directives and Council decisions). Such legislation, secondary legislation, resolutions of the Council and administrative directives have a material impact on DBS and its operations. Additionally, legislation and secondary legislation in the fields of communications and consumer protection have a material impact on DBS.

The broadcast operations of DBS and HOT are under the ongoing supervision of the Council. The Council sets policies, adopts rules and has supervisory authority regarding the content of broadcasts, the duty regarding original Israeli productions, broadcasting ethics, consumer protection and other matters in the area of broadcast policy. The Council is also authorized to amend the broadcast licenses of DBS and HOT. Pursuant to the Communications Rules (Broadcasting Licensee) 1987, or the Communications Rules, various obligations and restrictions apply to DBS, including those relating to broadcast content and the amount and manner of investment in local productions. DBS may own up to 30% of the local channels broadcast by it. The broadcast license sets out a number of provisions that relate to the content of DBS’s broadcasts, including the Council’s approval of the channels broadcasted by DBS and approval of the electronic program guide, which is part of DBS’s digital service to its subscribers. Under the Communications Law, DBS may not broadcast news programming.

In accordance with the requirements of the broadcast license and the decisions of the Council, DBS is required to invest no less than 8% of its subscription revenues in local productions. Despite the fact that DBS's total investment in local productions in 2008 exceeded 8% of its revenues, the Council informed DBS in October 2009, that DBS had not complied with its obligation to invest in local production of the channels owned by external producers in 2008 and that it had not made up the shortfall in this category in 2007. The Council further stated that DBS failed to comply with its obligation to invest in television movies, cinema, complex drama and mini dramas in 2008 and did not make up the shortfall from the past in this category. The Council gave notice that DBS must satisfy  these shortfalls from 2008 as well as the shortfalls from previous years in 2010 and 2011. DBS disputes some of the determinations of the Council and is attempting to change its decision

Despite the fact that DBS's total investment in local productions exceeded 8% of its revenues in 2009, in February 2011 the Council informed DBS, among other things, that it had not complied with its obligation to invest in local production on the channels owned by external producers in 2009 or with its obligation to invest in local productions for infants, children and youth in 2009. The Council notified DBS that it had to compensate for the shortfalls of 2009 in 2011-2012 and in certain categories also in 2013. DBS disputes some of the determinations of the Council and has contacted the Council in an attempt to change its decision.

Under the Royalties Regulations (Satellite Broadcasts), DBS must pay royalties on its revenues from the provision of broadcast services.  For 2009, DBS paid approximately NIS 13.5 million in royalties (the percentage of royalties was 1.5% of the relevant revenues). For 2010, DBS paid a total of NIS 9.6 million ($3 million) in royalties (the rate of the royalties was 1% of the relevant revenues).

In March 2011, the Ministry of National Infrastructures published draft Energy Resource Regulations (Maximum Electrical Output in an Active Standby Situation of a Digital Set-Top Box for the Receipt of Television Broadcasts), 5771-2011, designed to regulate the maximum output of digital set-top boxes in an active standby situation. To the best of DBS's knowledge, this draft has not yet been discussed by the Knesset Economics Committee. Preliminary tests conducted by DBS indicate that the draft regulations, if implemented in the form proposed, would have an effect on DBS's ability to continue using some of the decoders which are currently being used by subscribers.

Transmission fees

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels identified in the law to use its infrastructures to transmit broadcasts to its subscribers in exchange for payment, or a transmission fee, to be determined in their agreement with DBS, and in the absence of an agreement, in exchange for a payment to be determined by the Minister of Communications, after consulting with the Council.

In March 2009, the Ministry of Communications announced a hearing on the amount of the transmission fee, noting that the results would serve as the foundation for the decision on the dispute between DBS and the dedicated channels (who have not entered into a transmission agreement) and the amount of the payment to be determined in the hearing will apply from 2007 through the end of 2013. The parties will be able to use the calculation method to calculate the amount of the payment through 2006. The Ministry of Communications noted that its economic opinion, which it attached to the hearing, could serve as the basis for settlement of other disputes that may arise between DBS and other independent channel producers.  In November 2010, as part of the hearing, DBS received the economic opinion of the Economic Department at the Ministry of Communications. According to the opinion, the annual usage fees would amount to NIS 2 million for an independent channel producer that is not financed by subscription fees. The decision of the Minister in this regard has not yet been received. In accordance with an amendment to the Communications Law in July 2010, the dedicated channels are exempt from payment of transmission fees to HOT and DBS. In September 2010, DBS filed a claim with the High Court of Justice against the validity and applicability of this amendment.

Wiring in subscribers' homes

The Ministry of Communications has issued administrative directives which regulate situations where a  subscriber switches from HOT to DBS and vice versa. The directives determine the obligation to pay a monthly usage fee in respect of the infrastructure (wiring) that is owned by the other multi-channel television provider.  In some subscriber homes, DBS is dependent on the use of the internal wiring that belongs to HOT and the use of which is done under the administrative directive.  In the past, disputes arose between DBS and HOT regarding implementation of the administrative directives. In July 2010, an agreement was signed between DBS and HOT, under which DBS paid HOT an agreed amount to clear its demands with respect to the use of infrastructure in subscriber homes through the end of 2010, and it was determined that as of 2011, there would no longer be a requirement of either of the parties to pay the other party in respect of the use of the wiring in accordance with that set out in the agreement. In September 2010, DBS and HOT contacted the Ministry of Communications with a request to amend the administrative directives, to cancel the obligation to provide prior notice of the connection to the other licensee prior to performance of the actual connection in the event a subscriber switches between licensees, such that the licensee to which the subscriber connects will submit the notice of disconnection from the subscriber to the licensee from it was disconnected only after performance of the connection to the other licensee. The Ministry of Communications has not yet issued a decision on this matter.

 Consumer Protection Laws

Under the Consumer Protection Law, there is an obligation to provide notice of the end of a term of a transaction and to receive the approval of the customer to extend the engagement beyond the specified term of the transaction.

As of December 2010, subscribers can no longer be signed up for special offers that include a term of commitment by the subscriber to use the services for more than 18 months (this restriction does not apply to subscribers that signed up for special offers up to December 2010). DBS may not offer subscribers various terms of commitment for different service components. In accordance with the decision of the Council, as of January 2011, DBS is entitled to collect the cost of the benefit from subscribers who signed up for a special offer that includes a term of commitment and ask to be disconnected from its broadcasts prior to the end of the term of commitment. This is equal to the lower of the: (i) return of the cost of the benefit stipulated in the special offer; or (ii) balance of the payments the subscriber would have had to pay had the subscriber remained connected to DBS's services through the end of the term of commitment.

On February 13, 2011, the Ministry of Communications distributed a Law Memorandum – Communications (Amendment No. 47) (Limitation on payment and loss of benefit due to cancellation of an agreement) Bill, 2011, in which it is proposed to limit the exit commission that a license-holder can collect from a subscriber who cancels a subscription agreement to 8% of the average monthly bill of the subscriber up to the date of cancellation, multiplied by the number of months remaining to the end of the term of the commitment. License-holders are prohibited from demanding immediate payment of the balance of the subscriber's payments for terminal equipment in the event of cancellation of the agreement. According to the Memorandum, this prohibition will also apply to existing subscribers who request cancellation of their agreements with license-holders after the amendment comes into force.

Suppliers

DBS incurs significant expenses to lease satellite space segments in order to provide its programming to the reception dishes installed in subscriber homes. The space segments under long-term agreements. DBS is dependent on the continuing regular availability of the space segments.

DBS purchases digital decoders for the purpose of receiving and decoding its encrypted broadcasts in customer homes. The key agreement by means of which DBS purchases digital decoders is with Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communications Ltd., which is indirectly controlled by Mr. Shaul Elovitch, the holder of indirect control in DBS, or the ADB Agreement. Under the ADB Agreement, DBS purchases decoders from ADB from time to time in accordance with purchase orders which DBS sends to Eurocom. DBS was also awarded a warranty period for the set-top boxes and support services from Eurocom. In 2009 and 2010, DBS purchased HDPVR decoders from Eurocom for NIS 54 million ($15 million) and NIS 104 million ($29 million), respectively.

DBS is dependent on ADB through Eurocom for the purchase and maintenance of the decoders, including the PVR and HDPVR decoders. While replacing the supplier of the decoders with another supplier will not in itself involve additional material cost, management of DBS believes a replacement would entail a significant preparation period in order to adapt the decoders of the replacement supplier to DBS's broadcasting and encryption system and this would lead to a loss of revenues for DBS. Maintenance of decoders by a different supplier which did not supply the decoders may involve additional costs and difficulties.

DBS purchases services for the operating systems of its broadcast and encryption setup from NDS Ltd., or NDS, as well as hardware for these services. DBS is dependent on the regular supply of these services and products, including integration in connection with the various types of decoders it uses for the operating systems for which NDS provides services.

Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for the broadcast system. NDS has undertaken to adapt the equipment and services it supplies to the various decoders and systems purchased by DBS and to supply a warranty for its products and also support services. DBS has also entered into agreements with NDS for the purchase of services enabling the provision of PVR, HD and VOD services. DBS makes one-off payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of decoders it uses and the number of its active subscribers. The agreement with NDS expires at the end of December 2013.

Property

DBS' central broadcasting center is located in Kfar Saba, Israel and a secondary broadcasting center  is located close to Re'em Junction, Israel  from where it transmits its broadcasts. Its broadcasting centers contain reception and transmission equipment and DBS's property,  plant and equipment which also include computer and communication systems. The secondary broadcasting center is operated by a third party which makes available to DBS its services for operating and maintaining the secondary broadcasting center in accordance with an agreement which is valid until the end of 2013 (with an extension option available to DBS).

DBS leases a number of real estate assets which serve as its offices, broadcast centers, logistics center and employee recruitment centers. Its principal offices and its principal central broadcast center are located on leased land in Kfar Saba, Israel. The lease periods for these sites expire in 2019, while the balance of the lease periods for the remaining properties leased by DBS vary from a few months to approximately nine (9) years (these periods are based on the assumption that DBS will exercise its extension options for these leases).

Employees

The table below provides data with respect to the number of DBS employees at December 31, 2009 and 2010:

	December 31
Department	2009	2010
Marketing Department	31	35
Customer Service(1)	1,705	1,752
Content Department	72	78
Engineering Department	92	97
Finance and Operations Department	117	115
Human Resources Department	43	48
Regulation and Legal Management Department	3	3
Information Systems Department	88	94
Management and Spokesperson	7	7
Total	2,158	2,229
__________________
(1)  At the beginning of 2011, Sales was spun off from Customer Service into an independent department.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

In January 2010, the New General Federation of Laborers, or Histadrut, began preliminary organization of DBS employees. The Histadrut has set up two action committees, and has claimed that it represents over one-third of the technicians who are DBS employees, and that it is entitled to conduct collective negotiations with DBS on their behalf. DBS rejected this claim. Since April 2010, DBS has not been contacted by the Histadrut.

DBS  has a  permit to employ individuals at its telephone service call center, in engineering and information systems on the weekly day of rest and on days of rest prescribed by the State of Israel.

012 Smile - Our Legacy Communications Business

Prior to our sale of 012 Smile, we were a leading communication services provider in Israel offering a range of services, including broadband and traditional voice services.  Our broadband services included broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, primary rate interface services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Our traditional voice services included outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.  We offered our broadband and traditional voice services to a wide audience, which included residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. We provided these services through our integrated multipurpose network that was deployed through points of presence throughout Israel and in England, Germany and the United States.

As of December 31, 2009, 012 Smile had over one million customers registered in its database, including 500,000 active residential, business and carrier customers for our broadband services, including many of the largest companies in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2009 was approximately 32%- 33% based on our broadband market analysis. Prior to the sale of our legacy communications business, we were one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with approximately 90 carriers. As of December 31, 2009, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel.

Marketing and Sales

012 Smile focused on presenting a “one-stop shop” solution to our residential and business customers by offering a diverse basket of solutions.  We sought to strengthen our brand awareness and to create a unified branding approach among our voice and data customers for our various service offerings.  We engaged in a variety of marketing and promotional activities to stimulate awareness of our broadband access services, traditional voice services and VoB telephony services.  We also actively promoted and cross-sold our services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty.  This marketing and communications strategy was executed through all levels of our business.

Prior to the sale of 012 Smile, we continuously worked on developing and enhancing our technology platform and infrastructure.  We invested heavily in our multipurpose network infrastructure, which had been specifically designed to transmit data using IP.  Our multi-purpose network supported broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services.  Our network configuration supported the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies.  In addition, we used our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

Competition

We faced competition in all segments of our operations.  In each segment, competition to a large extent depended on price and quality of service.  Many of our competitors had greater financial, technical and marketing resources than us.  Moreover, the services offered by our legacy communications business were subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which increased competition.

C.	ORGANIZATIONAL STRUCTURE

Internet Gold owned approximately 78.11% of our outstanding ordinary shares, and Eurocom Communications beneficially owned approximately 79.48% of our outstanding shares, as of June 16, 2011. Internet Gold is a public company, whose shares are listed on the NASDAQ Global Select Market and the TASE. Internet Gold is controlled by Eurocom Communications, which held 77.76% of its ordinary shares as of June 15, 2011. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq. Our interest in Bezeq is directly held by SP2, which is a wholly-owned by SP1, our wholly-owned subsidiary. As of June 30, 2011, we have a 31.23% ownership interest in Bezeq.

D.	PROPERTY, PLANTS AND EQUIPMENT

Effective as of June 1, 2011, our corporate headquarters are located in a 30 square meter facility in Ramat Gan, Israel, which we lease from Eurocom Communications at a token rent. The lease is for a period of three years, which may be extended each year for an additional one year period at the parties’ mutual consent.

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

Overview

Adoption of IFRS

Effective as of January 1, 2009, we adopted IFRS as issued by the IASB, replacing the previous reporting standard which was U.S. GAAP.   Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008.

OurLegacy Communications Business

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

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We completed the execution of our integration plan with 012 Golden Lines in the second quarter of 2008. In order to refinance a portion of a short-term debt that we incurred in connection with the acquisition, we issued an aggregate of NIS 425 million ($120 million) Series A Debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications).

As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy communications business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal (NASDAQ: AMPL) for NIS 1.2 billion (approximately $338 million). The sale of our legacy communications business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

As a result of our decision to sell our legacy communications business, as of October 25, 2009, we classified our legacy Communications Business as “held-for-sale.” This resulted in our classification of the assets and liabilities held-for-sale in our financial statements as follows:

Assets classified as held-for-sale :(NIS thousands)

December 31, 2009
Cash and cash equivalents	1
Trade and other receivable	225
Long-term trade receivable	6
Property and equipment	159
Intangible assets	631
Employee benefits	13
Deferred expenses	327
1,362

Liabilities classified as held-for-sale (NIS thousands):

December 31, 2009
Trade and other payables	234
Deferred income	4
Related parties payables	2
Current maturities of long-term liabilities	-
Deferred tax liabilities	30
270

Acquisition of Controlling Interest in Bezeq

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion). On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began to report the consolidated results in our 2010 second quarter earnings release.

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, our indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, our wholly-owned subsidiary that directly owns SP2 and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order. On April 13, 2010, the control permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

To facilitate the funding of our acquisition of the controlling interest in Bezeq, we entered into a series of long-term and short-term loans. See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Revenues

Based on our acquisition of a controlling interest in Bezeq, we consolidate its operations into our financial statements. Bezeq primarily earns its revenues from its  four business segments:

•	Bezeq domestic fixed-line communications - Primarily includes Bezeq’s operation as a domestic operator, including telephony services, Internet services, transmission services and data communications.

•
Pelephone Communications Ltd. - Provides cellular services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•	Bezeq International Ltd. - Provides international communications services, Internet access (ISP) services, and NEP services.

•	D.B.S. Satellite Services (1998) Ltd. - Provides multi-channel broadcast and value added services via satellite.

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

We sold our legacy communications business products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Most of our revenues from our legacy communications business were denominated in NIS, and the remainder was principally denominated in U.S. dollars.

Our financial statements  reflect the revenues of Bezeq and its operating subsidiaries beginning in the second quarter of 2010, following our acquisition of the controlling interest in Bezeq on April 14, 2010. For the full year ended December 31, 2010, Bezeq had total revenues of NIS 11.99  billion ($ 3.38 billion), of which NIS 5.26 billion ($1.48 billion) was attributable to domestic fixed-line communications, NIS 5.73 billion ($1.62  billion) was attributable to cellular services, NIS 1.38 billion ($389  million) was attributable to international calls and NIS 210 million ($59 million) was attributable to other revenues.

Significant Costs and Expenses

Depreciation and Amortization. Prior to the sale of our legacy communications business, our depreciation and amortization expenses primarily related to our legacy communications business network equipment and capacity.

Depreciation was recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leased assets were depreciated over the shorter of the lease term and their useful lives. We depreciated such assets based on the following annual percentages:

Network equipment and computers	15%-33%
Furniture and office equipment	7%-15%
Motor vehicles	15%
Leasehold improvements	shorter of the lease term or the useful lives of the asset (generally 10 years)

Depreciation methods, useful life and residual values were reviewed at each reporting date.

Amortization of other intangible assets was recognized in profit or loss on a straight-line basis (except customer relationships), over the estimated useful lives of the intangible assets from the date they were available for use. Customer relationships were amortized according to the economic benefit expected from those customers each period, which resulted in accelerated amortization during the early years of relationship. Goodwill and brand name assets having an indefinite useful life were not systematically amortized but were tested for impairment.

The estimated useful lives for the comparative periods in which we held our legacy communications business assets were as follows:

Licenses	20 years
Subscribers acquisition costs	1-3 years
Customers relationship	8-10 years
Capitalized software costs	5 years

The estimates regarding the amortization method and useful life were reassessed at each reporting date and adjusted if appropriate. We examined the useful life of an intangible asset that was not periodically amortized in order to determine whether events and circumstances continued to support the decision that the intangible asset had an indefinite useful life.

Subsequent to our acquisition of the controlling interest in Bezeq, we adopted Bezeq’s policies regarding the depreciation and amortization expenses related to its communications business network equipment and capacity.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. We depreciate such assets based on the following annual percentages:

NGN equipment	12%
Digital switching equipment	25%
Transmission and power equipment	20%
Network equipment	4%
Terminal equipment (cellular)	33%
Subscriber equipment	20%
Motor vehicles	15%
Internet equipment	20%
Furniture and other equipment	10%
Electronic equipment, computers and internal communication system	33%
Cellular infrastructure equipment	10%
Buildings	4%

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

The estimated useful lives for the current and comparative periods are as follows:

Capitalized development expenses	4-7 years
Other rights	3-10 years, depending on the useful life
Subscribers acquisition costs	Depending on the contractual commitment with the subscriber
Frequency usage rights	Over the term of the license for 13.6 years, starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license, or the estimated period of use of the program
Customer relationships	10 years

The estimates regarding the amortization method and useful life are reassessed at each reporting date and adjusted if appropriate. We examine the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Salaries. Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees, compensation and commissions paid to service providers and sales representatives, and share-based payments. Salaries do not include costs associated with certain technical staff, which costs are capitalized and included in intangible assets.

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

However, on January 19, 2011, a temporary order was published stating that the royalties to be paid by a general domestic carrier licensee (excluding a special domestic carrier) and a cellular licensee would be raised from 1% in 2010 to 1.75% in 2011 and to 2.5% in 2012. The temporary order will remain in force until December 31, 2012 or until such time as the terms provided in the temporary order, which relates to competition in the domestic and cellular markets in Israel, have been met. In addition, in January 2011, the Knesset Finance Committee approved an amendment to the applicable regulations so that in 2011 and 2012 the rate of royalties would be raised from 1% in 2010 to  1.75% and 2.5% of taxable income respectively, and would revert to 1% commencing in 2013 or on the date when the terms provided in the Regulations, which relates to competition in the domestic and cellular markets in Israel, are met.

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

As at December 31, 2010, we had NIS 50 million ($14 million) of tax loss carry-forwards , compared to NIS 26 million ($7 million) as of December 31, 2009.  In addition, as at December 31, 2010 our subsidiaries had NIS 8 million ($2 million) of  tax loss carry-forwards, compared to NIS 28 million as of December 31, 2009  and capital loss carry-forwards of NIS 57 ($16 million) at December 31, 2010.

Deferred tax assets relating to carry-forward losses and tax benefits were not recognized because their utilization in the foreseeable future is not probable.  The deductible temporary differences and tax losses do not expire under current tax legislation.  Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which we can utilize the benefits.

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

Critical Accounting Policies

The preparation of our consolidated financial statements is in accordance with IFRS. We have identified the policies below as critical to the understanding of our financial statements. Our policies are also consistent with the policies of Bezeq. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

Revenues. In 2010, our revenues mainly consist of revenues from fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and Internet services. Revenue is measured at the fair value of the consideration received or about to be received, less returns, trade discounts and volume rebates.

Revenue from sales of terminal equipment is recognized in profit or loss when the significant risks and rewards of ownership of the goods transfers to the buyer, receipt of the consideration is probable, the possibility that the goods will be returned and the costs generated in respect of the transaction can be reliably estimated and when the Company has no ongoing involvement with the goods. Revenue from the sale of terminal equipment to subscribers in long-term credit arrangements is recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind. Finance income in respect of these transactions is recognized in profit or loss over the period of the installments by the effective interest method.

Revenue from services is recognized in profit or loss proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is certain. Revenue from calls, including revenue from prepaid call cards, is recognized when the call is made by the customer.

We recognize revenue in accordance with IAS 18. For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenue to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

Where we act as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenue is recognized on a net basis. However, where the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenue is recognized on a gross basis.

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

Our legacy communications business revenues from sales of equipment such as routers that were not contingent upon the delivery of additional products or services were recognized when products were delivered to and accepted by customers and all other revenue recognition criteria were met. In revenue arrangements including more than one deliverable, the arrangement consideration was allocated to each deliverable based on the fair value of the individual element. We determined the fair value of the individual elements based on prices at which the deliverable was regularly sold on a standalone basis.

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

Business combinations. We opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) as from January 1, 2008.  Business combinations are accounted for by applying the acquisition method.  According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, we recognize changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position. On the acquisition date the acquirer recognizes a liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of our pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

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

For acquisitions made after January 1, 2008 (the date of our transition to IFRS), we recognize goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquire as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquire, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized.

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

Results of Operations

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2010 (IFRS):

	Year ended December 31,
	2008	2009		2010
	NIS	%	NIS	%	NIS	%
Revenues	1,106	100%	1,173	100%	8,657	100%
Depreciation and amortization	112	10%	98	8%	2,294	28%
Salaries	161	15%	158	13%	1,488	17%
General and operating expenses	694	63%	749	64%	3,640	42%
Other operating expenses	7	1%	2	-	5	-
Operating income	132	12%	166	14%	1,230	12%
Finance expense	65	6%	49	4%	600	6%
Finance income	(8)	(1)%	(85)	(7)%	(313)	(3)%
Income after financing expenses (income), net	75	7%	202	17%	943	9%
Share of losses in equity-accounted investee	-	-	-	-	235	3%
Income before income tax	75	7%	202	17%	708	6%
Income tax	22	2%	55	5%	385	4%
Income (loss) for the year	53	5%	147	13%	323	2%
Income (loss) attributable to owners of the Company	53	5%	147	13%	(140)	(2)%
Income (loss) attributable to non-controlling interest	-	-	-	-	463	4%
Income (loss) for the year	53	5%	147	13%	323	2%
Basic earnings (loss) per share	(0.85)		3.39		(4.83)
Diluted earnings (loss) per share	(0.89)		3.39		(4.93)

Year Ended December 31, 2009 Compared with Year Ended December 31, 2010

Revenues. Our revenues increased by 638.0% from NIS 1,173 million for the year ended December 31, 2009 to NIS 8,657 billion ($2.439 billion) for the year ended December 31, 2010, due to our consolidation of Bezeq’s results of operations from April 14, 2010. We expect that our revenues will increase in 2011 as the operations of Bezeq will be consolidated into our financial statements for a full year.

During 2010, we recorded Bezeq revenues of NIS 8,657 billion ($2.439 billion), including the following revenues from each of Bezeq’s three business segments as follows:

•	Bezeq domestic fixed-line communications - NIS 3.776 billion (approximately $331 million);

•	Pelephone Communications Ltd. – NIS 4.143 billion (approximately $1.167 billion);

•	Bezeq International Ltd. - NIS 987 million (approximately $278 million);

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund, an investment in Walla! Communications Ltd., or Walla!, a popular Israeli provider of Internet and portal services, whose shares are listed on the TASE, and  other investments. We recorded NIS 188 million (approximately $53 million) from “Other” revenues in 2010.

For additional information relating to Bezeq’s operations please see the discussion of Bezeq’s operating results following this discussion and analysis.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 98 million for the year ended December 31, 2009. As a result of our consolidation of the operations of Bezeq into our financial statements, and following our purchase price allocation process, we incurred NIS 2.294 billion (approximately $646 million) of depreciation and amortization expenses for the year ended December 31, 2010, an increase of approximately 2,240%. The increase was primarily due to our consolidation of Bezeq’s results of operations as of April 14, 2010 and the determination of our legacy Communication Business as “held for sale” in connection with the sale of such business as of January 1, 2010 (which caused us to cease depreciating and amortizing such assets from October 25, 2009). We expect that our depreciation and amortization expenses will increase in 2011 as the operations of Bezeq will be consolidated into our financial statements for a full year.

Salaries. Salaries increased from NIS 158 million for the year ended December 31, 2009 compared to NIS 1.488 billion (approximately $419 million) for the year ended December 31, 2010 due to our consolidation of Bezeq’s results of operations from April 14, 2010. We expect that salaries will increase in 2011 as the operations of Bezeq will be consolidated as into our financial statements for a full year.

General and Operating Expenses. Our general and operating expenses increased from NIS 749 million for the year ended December 31, 2009 to NIS 3.640 billion (approximately $1.026 billion) for the year ended December 31, 2010 due to our consolidation of Bezeq’s results of operations from April 14, 2010. We expect that our general and operating expenses will increase in 2011 as the operations of Bezeq will be consolidated into our financial statements for a full year.

Other Operating Expenses. Other operating expenses increased by 150% from NIS 2 million for the year ended December 31, 2009 to NIS 5 million (approximately $1 million) for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010. We expect that our other operating expenses will increase in 2011 as the operations of Bezeq will be consolidated into our financial statements for a full year.

Finance Expense. Finance expense increased by 1,124% from NIS 49 million for the year ended December 31, 2009 to NIS 600 million (approximately $169 million) for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010, the interest paid on the NIS 5.1 billion (approximately $1.4 billion) of bank loans we incurred to purchase our controlling interest in Bezeq and the interest paid on the NIS 400 million ( approximately $113 million)of Series B debentures that we sold in September 2010. We expect that our finance expenses will increase in 2011 as the operations of Bezeq will be consolidated into our financial statements for a full year and our payment of a full year’s interest on the Series B debentures.

Finance Income. Finance income increased from NIS 85 million for the year ended December 31, 2009 to NIS 313 million (approximately $88 million) for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010. We expect that our finance income will increase in 2011 as the operations of Bezeq will be consolidated into our financial statements for a full year.

Income Tax. Income tax expense increased from NIS 55 million for the year ended December 31, 2009 to NIS 385 million (approximately $109 million) for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010 and income taxes payable as a result of the purchase price allocation relating to the Bezeq acquisition. We expect that our income tax expenses will increase significantly in 2011 as the operations of Bezeq will be consolidated into our financial statements for the full year.

Income (Loss) Attributable to the Owners of our Company. Income attributable to the owners of our company was NIS 147 million for the year ended December 31, 2009 compared to a loss of NIS 140 million ($39 million) for the year ended December 31, 2010. The loss is primarily attributable to  our consolidation of Bezeq’s results of operations from April 14, 2010.

Income Attributable to our Non-Controlling Interests.  Income attributable to our non-controlling interests was NIS 463 million ($130 million) for the year ended December 31, 2010, as a result of our consolidation of Bezeq’s results of operations from April 14, 2010. We expect that our  income attributable to our non-controlling interests will increase significantly in 2011 as the operations of Bezeq will be consolidated into our financial statements for the full year.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2009

Revenues. Our revenues increased by 6% from NIS 1,106 million for the year ended December 31, 2008 to NIS 1,173 million for the year ended December 31, 2009. The increase was primarily due to the growth in the broadband segment of our legacy communications business, including our local telephony services.

Revenues from our legacy broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 52% of our total revenues for the year ended December 31, 2009, increased by 11% from NIS 549 million for the year ended December 31, 2008 to NIS 609 million for the year ended December 31, 2009. The increase was primarily due to an increase in our local telephony services and the continued growth of our broadband customer base.

Traditional voice services revenues, which represented 48% of our total revenues for the year ended December 31, 2009 was NIS 564 million, similar to NIS 557 million for the year ended December 31, 2008.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 97 million for the year ended December 31, 2009 compared to NIS 112 million for the year ended December 31, 2008, a decrease of approximately 13%. The decrease was primarily due to the determination of our legacy Communication Business as “held for sale” in connection with the sale of such business which was completed effective as of January 1, 2010 and the cessation of depreciation and amortization from October 25, 2009.

Salaries. Salaries remained substantially constant at NIS 158 million ($42 million) for the year ended December 31, 2009 compared to NIS 162 million for the year ended December 31, 2008.

General and operating expenses. Our general and operating expenses increased by 8% from NIS 694 million for the year ended December 31, 2008 to NIS 749 million for the year ended December 31, 2009. The increase was primarily due to the growth in revenues from the broadband segment of our legacy communications business, including our local telephony services.

Finance Expense. Finance expense decreased by 25% from NIS 65 million for the year ended December 31, 2008 to NIS 49 million for the year ended December 31, 2009. The decrease is primarily attributable to the increase in the market value of our marketable securities in 2009, for which we incurred losses in the 2008 period, and also to the profit from the sale of marketable securities in 2009 as compared to the losses from marketable securities that we incurred in the 2008 period.

Finance Income. Finance income increased from NIS 8 million for the year ended December 31, 2008 to NIS 85 million for the year ended December 31, 2009. The increase was primarily due to the increase in the market value of our marketable securities and also to the profit from the sale of marketable securities.

Income Tax. Income tax expense increased from NIS 22 million for the year ended December 31, 2008 to NIS 55 million for the year ended December 31, 2009. The increase is primarily attributable to the increase in our income from operations and also to the increase in finance income attributable to our marketable securities.

Net Income. Net income increased from NIS 53 million for the year ended December 31, 2008 to NIS 147 million for the year ended December 31, 2009. The increase is primarily attributable to the increase in income from operations and also to the increased finance income attributable to our marketable securities and decreased finance expense in 2009 compared to 2008.

Seasonality

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

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(11.2)	15.1
2010	2.7	(6.0)	8.7

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

During the years 2008, 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in a decrease in the NIS value of our U.S. dollar revenues and expenses.

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

For a discussion regarding Bezeq’s exposure to currency fluctuations and inflation, see Item 11. “Quantitative and Qualitative Disclosures About Market Risks.”

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

As of December 31, 2010, we had tax loss carryforwards in the amount of NIS 50 million ($14 million) compared to NIS 26  as of December 31, 2009. Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

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

On May 10, 2010, the Organization for Economic Co-operation and Development, or OECD, invited Israel to become a member of the organization, whose mission is to promote co-operation between its members while keeping high international economic standards. The invitation resulted from the OECD Council's positive assessment of Israel's position with respect to OECD instruments, standards and benchmarks. On June 29, 2010 an accession agreement was signed in Paris, France. This agreement defined the obligations of OECD membership and included Israel specific remarks on acceptance of OECD legal instruments. On September 7, 2010, on signing the OECD Convention, Israel pledged its full dedication to achieving the Organization’s fundamental aims. Israel is the 32nd country to join the organization, along with Estonia and Slovenia.

Recently Issued Accounting Standards

In May 2010 the IASB published and approved amendments to IFRS and to one interpretation on a wide range of accounting issues. Most of the amendments apply to periods beginning on or after January 1, 2011 and permit early adoption, subject to the specific conditions of each amendment. We believe that the following amendments may be relevant to our company and are expected to have an effect on our financial statements.

IFRS 10 introduces a model that requires applying judgment and analyzing all the relevant facts and circumstances for determining who has control and is required to consolidate the investee. This is reflected in, among other things, the need to understand the design and purpose of an investee and the need to take into account evidence of power. Furthermore, the model explicitly requires identifying the investee’s activities as part of the control assessment.  IFRS 10 introduces a single control model that is to be applied to all investees, both those presently in the scope of IAS 27 and those presently in the scope of SIC-12.  De facto power should be considered when assessing control. This means that the existence of de facto control could require consolidation. When assessing control, all “substantive” potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered.

IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee. IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), that is over specified assets of the investee. IFRS 10 also provides a definition of protective rights.

The exposure to risk and rewards of an investee does not, on its own determine that the investor has control over an investee, rather it is one of the factor of control analysis. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted provided that the entire consolidation suite is adopted at the same time.

IFRS 11 Joint Arrangements, or IFRS 11, replaces the requirements of IAS 31 Interests in Joint Ventures, or IAS 31, and amends part of the requirements in IAS 28 Investments in Associates.  IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control. Joint arrangements are divided into two types: a joint operation and a joint venture.    The key changes from current guidance are as follows:

•
Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

•
The parties with joint control have rights to the assets and obligations for the liabilities, relating to the arrangement.  The accounting treatment of joint operations is similar to the accounting treatment in IAS 31 for jointly controlled assets and operations. This means that assets, liabilities and transactions are recognized and accounted for according to the relevant standards.

•
Joint operations include joint arrangements that are not structured in a separate vehicle (like jointly controlled assets and jointly controlled operations per their definition in IAS 31), and joint arrangements in which there is a separate vehicle but the legal form, contractual arrangement or other signs indicate that the parties with joint control have rights to the assets and obligations for the liabilities, relating to the arrangement.

•	Joint ventures – The parties with joint control have rights to the net assets of the arrangement.

•
Joint ventures shall only be accounted for using the equity method, meaning that the option to apply the proportionate consolidation method is removed. Joint ventures are joint arrangements structured in a separate vehicle that the legal form, contractual arrangement or other signs indicate that the parties with joint control do not have rights to the assets and obligations for the liabilities, relating to the arrangement. Accounting treatment of loss of joint control when significant influence is retained – IAS 28 eliminates the existing requirement to remeasure to fair value the retained interest in the associate on the date of losing joint control.

IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time.

IFRS 12 Disclosure of Involvement with Other Entities, or IFRS 12, contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities.

Structured entities are entities that are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity (Special Purpose Entities under current guidance are likely to meet the definition of structured entities). The definition of rights in IFRS 12 is broad and includes contractual and/or non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The purpose of the new disclosure requirements is to enable the users of the financial statements to understand the nature and the risks associated with its interests in other entities, and to understand the effect of such interests on the entity’s financial position, results of operations and cash flows. This is reflected in broad and extensive disclosure requirements, including among other: significant judgments and assumptions made in determining the nature of interests in entities and arrangements, interests in subsidiaries, interests in joint arrangements and in associates and interests in structured entities. IFRS 12 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

We have not yet started assessing the effects of adopting IFRS 10, 11 & 12 and related amended standards in our financial statements.

IFRS 13 Fair Value Measurement, or IFRS 13, replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exception to fair value measurement that currently exist in certain standards.  IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share-based payment transactions within the scope of IFRS 2 and leasing transactions within the scope of IAS 17.  IFRS 13 does not apply to measurements that are similar to but not fair value (such as net realizable value and value in use). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. We have not yet started assessing the effects of adopting IFRS 13 in our financial statements.

B.	Liquidity and Capital Resources

From our inception in 1999 until our initial public offering in October 2007, we operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent company from its financial resources.

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

On March 31, 2007, Internet Gold provided us with a long-term loan of NIS 100.6 million, bearing the prime interest rate published from time to time by the Bank of Israel.

In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of our Series A Debentures. The purchases may be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases are determined by our management based on its evaluation of market conditions and other factors. As of December 31, 2010, we had repurchased NIS 16,150,943 ($4,558,843) Series A Debentures under the program at a total purchase price of approximately NIS 15.9 million ($4.5 million), or an average price of NIS 98.5 ($27.80) per bond. As of December 31, 2010, NIS 306,636,643 ($86,400,857) of our Series A Debentures were outstanding.

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

As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy communications business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal, for NIS 1.2 billion (approximately $338 million). The sale was completed on January 31, 2010, effective as of January 1, 2010.

In November 2009, Internet Gold provided us with a NIS 217.5 million loan, bearing interest equal to the yield on Israel Government bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government bonds for the seven trading days preceding the grant of the loan.

On March 24, 2010, we completed a private placement of 3,478,000 of our ordinary shares to Israeli institutional investors and our controlling shareholder Internet Gold. The offering price of NIS 116 (approximately $32.70) per ordinary share was determined by means of a tender by third party, institutional investors. Based on Internet Gold’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement. The private placement proceeds from Internet Gold were paid to us by way of our partial repayment of the loan which was provided to us in March 2007 and our full repayment of the loan which was provided to us in November 2009, as described above. As at May 12, 2010, the remaining outstanding balance of the March 2007 loan was fully repaid.

On September 21, 2010 following the filing of a Supplemental Shelf Offering Report dated September 21, 2010 with the  Israeli Securities Authority, and pursuant to a Prospectus dated September 1, 2010, we issued, at par value, NIS 400 million (approximately $112.7 million) Series B Debentures to the public in Israel. On September 1, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "A2" rating (local scale) to the unsecured debentures to be issued by our company, which include the Series B Debentures. The Series B Debentures were listed for trade on the TASE.

The Series B Debentures are payable in four equal annual installments on March 31 of each of the years 2016 through 2019, pay interest at a fixed annual rate of 6.5% as was set in the public tender, payable in semi-annual installments  on March 31 and on September 30 of each of the years 2011 through 2019 (the first interest payment was  made on March 31, 2011, and the last interest payment is payable on March 31, 2019). The Series B Debentures are NIS denominated and are not linked to the Israeli Consumer Price Index. The interest rate for the first interest period beginning on September 26, 2010 and ending on March 30, 2011 for the Series B Debentures, is 3.31233%. The Series B Debentures contain standard terms and conditions and are unsecured, non convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The net proceeds from the Public Offering, after deduction of the arrangers fees, early commitment fees and other expenses and commissions of the Public Offering, were approximately NIS 395.8 million ($111.5 million).

The Indenture for the Series B Debentures provides for certain events of default which may cause the immediate repayment of such debentures, including: (i)  if Eurocom Communications will not have control (directly or indirectly)  over our company; (ii) if we will not have control (directly or indirectly) over, or hold the control block in, Bezeq; or (iii) if we issue additional Series B Debentures resulting in the issuance of a rating lower than A2 by Midroog Ltd,  or an equivalent rating from another rating agency upon the issuance of the additional debentures.

As of December 31, 2009 and 2010, we had cash and cash equivalents and marketable securities of NIS 1.04 billion and NIS 1.17 billion ($330 million), respectively. The increase from the 2009 to 2010 period was due our need to increase our cash and cash equivalents position in order to be in compliance with the financial covenants under the agreement we entered into in connection with our acquisition of the controlling interest in Bezeq. These covenants provide in part that we maintain NIS 1 billion of cash and cash equivalents.

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

We made capital expenditures for property and equipment in connection with our legacy communications business of NIS 46 million in the year ended December 31, 2009 and made capital expenditures of NIS 998 million ($281 million) in the year ended December 31, 2010.

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

On April 8, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.9170679 (approximately $0.26) per share (a total of approximately NIS 2.45 billion or $691 million) to Bezeq shareholders of record on April 15, 2010, which was paid on May 3, 2010.   We received NIS 750 million (approximately $211 million) in connection with such dividend distribution.

On September 12, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.4780459 (approximately US $0.13) per share (a total of approximately NIS 1.28 billion or US $360.6 million) to Bezeq shareholders of record on September 20, 2010 which was paid on October 7, 2010.  We received NIS 390 million (approximately US $110 million) in connection with such dividend distribution. Over the next 12 months, we expect that the dividends that we will receive from our controlling interest in Bezeq, along with our existing cash and cash equivalents and marketable securities, will be sufficient to fund our operations. We believe that Bezeq and its subsidiaries will be able to funds their operations in the next 12 months with their cash flows from operating activities.

On March 31, 2011, Bezeq  received an approval from the Tel Aviv District Court for a NIS 3 billion distribution which will be distributed to Bezeq's shareholders in six equal, semi-annual payments during the period 2011-2013. The approval was obtained following shareholder approval at the Bezeq General Meeting of Shareholders. Court approval was required as the amount of the distribution exceeds Bezeq’s accounting profits according to its financial statements.

The first distribution of NIS 0.5 billion, was announced on March 31, 2011 and was paid on May 19, 2011.  B Communications received approximately NIS 157 million (approximately $45 million) with respect to the such distribution.

On April 13, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 1,163 million, which on the record date for the distribution (May 4, 2011) represented NIS 0.4305716  per share. The dividend was paid on May 19, 2011 (together with the special dividend, as described above). Accordingly, we received approximately NIS 364 million (approximately $107 million) as a dividend on the payment date.

The distribution payment schedule (without any interest or CPI-linkage payments) with respect to the five remaining payments under the NIS 3 billion distribution is as follows:

•
The second distribution of NIS 0.5 billion will be made by the end of November 2011, and to the extent possible together with the regular dividend distribution ( if such dividend will be approved) relating to Bezeq's financial statements as of June 30, 2011;

•
The third distribution of NIS 0.5 billion will be made by the end of May 2012, and to the extent possible together with the regular dividend distribution ( if such dividend will be approved) relating to Bezeq's financial statements as of December 31, 2011;

•
The fourth distribution of NIS 0.5 billion will be made by the end of November 2012, and to the extent possible together with the regular dividend distribution ( if such dividend will be approved) relating to Bezeq's financial statements as of June 30, 2012;

•
The fifth distribution of NIS 0.5 billion will be made by the end of May 2013, and to the extent possible together with the regular dividend distribution ( if such dividend will be approved) relating to Bezeq's financial statements as of December 31, 2012; and

•
The sixth distribution of NIS 0.5 billion will be made by the end of November 2013, and to the extent possible together with the regular dividend distribution ( if such dividend will be approved) relating to Bezeq's financial statements as of June 30, 2013.

Financing for the Acquisition of the Bezeq Shares

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.83 billion) and became the controlling shareholder of Bezeq. The acquisition was funded with the proceeds that we received from the sale of our legacy communications business and the following loans:

•
On the closing date of the acquisition of our Bezeq interest, our indirect fully owned-subsidiary SP2, which holds the Bezeq interest, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.3 billion). The loan is divided into four tranches, as follows:

(i)
Credit A - a “bullet” floating rate loan, in the amount of NIS 700 million (approximately $197.2 million); with principal and interest that was payable on November 30, 2010. Credit A is indexed to Bank Hapoalim’s prime interest rate, plus a margin of 2%. Bank Hapoalim Prime on the date of the closing was equal to 1.62%. We repaid this loan in full following our receipt of the dividend from Bezeq on May 3, 2010.

(ii)
Credit B –This tranche is divided into two parts. The first part, in the amount of NIS 1.1 billion (approximately $0.3 billion), is a floating loan indexed to the Bank Hapoalim prime interest rate; and the second part, in the amount of NIS 900 million (approximately $253.6), is a fixed rate loan, linked to the Israeli consumer price index. Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments due on November 30, 2010. The interest rate on the first part of Credit B is 4.58% and the interest rate on the second part of Credit B is 4.35%.

(iii)
Credit C – a “bullet” loan, in the principal amount of NIS 700 million (approximately $197.2 million), is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at an interest rate of 4.73%. The principal of Credit C will be paid in one payment on November 30, 2016; and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010.

(iv)
Credit D - two “bullet” loans, the principal of which will be paid in one payment on May 30, 2017 and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010. The first loan of Credit D is in the principal amount of NIS 800 million (approximately $225 million) and is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at a rate of 4.75%. The second loan is in the principal amount of NIS 400 million (approximately $112.7 million) and is a fixed rate loan, linked to the Israeli consumer price index, at a rate of 5.4%.

SP2 also created the following liens for the lenders as security for its obligations under the loan agreement:

•
A floating charge on all the SP2 assets, property (current and fixed) and its present and future rights (with the exception of additional shares of Bezeq which may be purchased) and a first-ranking fixed charge on the share capital of SP2, which has not yet been realized and/or which has been exercised and not yet realized, on SP2’s goodwill and its rights to a tax exemption and/or tax relief and/or tax dispensation.

•	A fixed lien, assignment by way of lien and a floating charge on the rights and assets of SP2, as set forth below:

o
All of SP2’s rights in the SP2 account, and all the monies and/or assets deposited and/or located and/or to be deposited and/or located in SP2 account and/or credited and/or to be credited thereto, including securities and income and proceeds which SP2 has and is to have with respect to and in connection with SP2 account, the aforementioned monies, securities and/or assets, and the profits, all with the exception of additional shares of Bezeq which may be purchased.

o	SP2’s rights under the Bezeq’s shares purchase agreement.

In addition, SP2 agreed to pay the lenders certain fees, expenses and cost increases. SP2 also issued phantom stock options to the banks, under which they received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain cases). The “base price” of each unit was NIS 8.62. The total amount payable by SP2 to the banks is limited to NIS 125 million (NIS 2.4289 per option unit) in the aggregate. The option units were exercisable by the lenders until May 30, 2017, but are due for payment in certain installments. The payments under the option agreements will be made from dividends that SP2 will receive from Bezeq, which in accordance with the loan agreement may not  be withdrawn by SP2  from its account. If no amounts are available for this purpose, the payments will be delayed until equivalent sums are available, but not later than May 30, 2017.

During the fourth quarter of 2010, the lenders exercised all of the phantom stock options. SP2 is obligated to pay the lenders a total of NIS 124 million ($35 million) in five equal annual installments beginning in May 2012.

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

Instead of holding the deposit in cash,  we may purchase a securities portfolio, consisting  of the following instruments: (a) short-term loans and bonds of the State of Israel; (b) no more than NIS 75 million of securities rated at least AA- (double-A-minus) (or an equivalent rating of another rating company), or which were issued by a corporation so rated, provided that not more than NIS 10 million is invested in a single security and no investments may be  made in: (i)  debentures of communication companies; (ii) debentures of companies controlled by Mr. Shaul Elovitch; or (iii) debentures with a duration exceeding 5 years. Subject to its satisfaction of the above conditions, we may manage the aforementioned securities portfolio, buy and sell securities from time to time (including by means of an automated trading system, provided that the proceeds from such transactions are deposited directly in our account), without requiring the bank's specific approval for the transactions.

Upon the occurrence of certain events of default, but subject to certain conditions, the lenders are entitled to call the loans for immediate repayment, subject to certain procedures and remedy periods set forth in agreement, including upon the following events:

•
The failure of: (i) Bezeq to maintain minimum shareholders equity and minimum ratio of shareholder equity; (ii) Bezeq to exceed certain thresholds relating to the ratio of financial debt to EBITDA; and (iii) our wholly-owned subsidiary that directly holds the Bezeq interest to maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.

•
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

On February 19, 2010, our wholly-owned subsidiary, SP1, entered into a loan agreement with certain entities from the Migdal Insurance and Financial Holdings Ltd. or Migdal, group. According to the Migdal loan agreement, on the closing date of the acquisition of our Bezeq interest, SP1 was provided a loan of NIS 500 million ( approximately 140.9 million). The loan bears annual interest at a rate of 6.81%, linked to the Israeli consumer price index. In addition, a special interest payment is payable on the date of the final repayment of the loan in order to ensure a certain internal rate of return, or IRR, of the loan principal (without linkage to the Israeli consumer price index), which will be calculated according to a formula that takes into account amounts that SP1 may pay due to early repayment at Migdal’s demand and amounts with respect to which Migdal may waive its right to demand early repayment. However, in any event the abovementioned IRR will not exceed the IRR which derives from a fixed interest of 6.95%.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	(NIS in millions)

Net cash provided by operating activities	217	248	2,606
Net cash (used in) provided by investing activities	(345)	63	(6,083)
Net cash (used in) provided by financing activities	(21)	562	2,920
Net (decrease) increase in cash and cash equivalents	(149)	873	(557)
Effect of exchange rate changes	(20)	6	-
Cash and cash equivalents at beginning of period	230	61	940
Cash and cash equivalents at end of period	61	940	383

Operating Activities

Net cash provided by operating activities was NIS 218 million in 2008, NIS 249 million in 2009 and NIS 2.6 billion ($735 million) in 2010. Our revenues increased by 6% from NIS 1,106 million for the year ended December 31, 2008 to NIS 1,173 million for the year ended December 31, 2009 and to NIS 8.66 billion ($2.44 billion) in the year ended December 31, 2010. The increase in revenues in 2010 was primarily due to our consolidation of Bezeq’s results of operations from April 14, 2010.

The increase in our net cash provided by operating activities is primarily due our consolidation of Bezeq’s results of operations from April 14, 2010.

Investing Activities

Net cash used in our investing activities was NIS 345 million in 2008. In 2008, most of the cash used in investing activities was used for investment in marketable securities and the remainder was used for the purchase of property and equipment, intangible assets and deferred expenses. Net cash provided by investing activities was NIS 63 million in 2009. This amount was attributable to proceeds of NIS 451 million from the sale of marketable securities, which was offset in part by NIS 158 million used for the purchase of property and equipment, intangible assets and deferred expenses. Net cash used in investing activities was NIS  6.1 billion ($ 1.7 billion) in 2010. This amount was primarily attributable to the NIS 6.5 billion ($1.8 billion) used for the Bezeq acquisition.

Financing Activities

Net cash used in financing activities was NIS 22 million for the year ended December 31, 2008. In 2008, most of the cash used in financing activities was for repurchase of NIS 16 million of Series A Debentures. Net cash provided by financing activities was NIS 562 million for the year ended December 31, 2009. This amount was attributable to NIS 448 million of short-term bank credit and the NIS 217.5 million loan from Internet Gold in November 2009, which amounts were offset in part by the repayment of NIS 55 million of our Series A Debentures and NIS 45 million of interest paid to our Series A Debentures owners. Net cash provided by financing activities was NIS 2.9 billion ($822 million) for the year ended December 31, 2010. This amount was primarily due to our consolidation of Bezeq’s results of operations as of April 14, 2010, the issuance of NIS 400 million (approximately $112.7 million) of Series B debentures and proceeds of NIS 116 million ( approximately $32.7 million) from the sale of 3,478,000 of our ordinary shares to Israeli institutional investors and Internet Gold, our controlling shareholder.

C.	Research and Development, Patents and Licenses

We did not engage in any research and development during the last three fiscal years.

D.	Trend Information

Bezeq experienced growth in its revenues in the last three fiscal years. Bezeq’s revenues increased from approximately NIS 11.0 billion for the year ended December 31, 2008 to approximately NIS 11.5 billion for the year ended December 31, 2009  to approximately NIS 12 billion ($3.2 billion) for the year ended December 31, 2010 , primarily due to an increase in revenues from its cellular segment.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations (including interest)(1)	13,035	1,709	2,100	4,386	4,480
Operating lease obligations	781	233	319	148	81
Purchase obligations	897	891	6	-	-
Total	14,713	2,833	2,425	4,534	4,921

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

G.	Bezeq The Israel Telecommunication Corp. Limited

Selected Consolidated Financial Data

You should read the following selected historical consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bezeq” and the consolidated financial statements, related notes and other financial information relating to Bezeq included in this annual report. Bezeq’s consolidated financial statements and the notes thereto included elsewhere in this annual report. Bezeq’s financial statements have been prepared in accordance with IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from Bezeq’s audited consolidated financial statements included in this annual report.  Bezeq’s historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2010	2009	2008	2007	2006
Consolidated Statements of Income Data:	(NIS in millions)
Continuing operations
Revenue	11,987	11,519	11,015	11,136	12,232
Costs and expenses	8,243	8,547	8,375	8,815	10,648
Operating profit	3,744	2,972	2,640	2,321	1,584
Financing expenses	391	398	494	616	713
Financing income	(282)	(429)	(354)	(434)	(356)
Financing expenses (income), net	109	(31)	140	182	357
Profit after financing expenses (income), net	3,635	3,003	2,500	2,139	1,227
Share of profits (losses) of equity accounted
Investees	(261)	(34)	5	6	11
Profit before income tax	3,374	2,969	2,505	2,145	1,238
Income tax	932	807	719	666	488
Profit for the year from continuing operations	2,442	2,162	1,786	1,479	750
Discontinued operations
Profit (loss) for the year from discontinued operations	-	1,379	(265)	(118)	--
Profit for the year	2,442	3,541	1,521	1,361	750
Attributable to:
Owners of the Company
Profit for the year from continuing operations	2,443	2,157	1,781	1,398	-
Profit (loss) for the year from discontinued operations	-	1,446	(154)	(68)	-
Shareholders of the Company	-	-	-	-	809
Non-controlling interests	-	-	-	-	(59)
	2,443	3,603	1,627	1,330	750
Non-controlling interests
Profit (loss) from continuing operations	(1)	5	5	81	-
Loss from discontinued operations	-	(67)	(111)	(50)	-
	(1)	(62)	(106)	31	-
Profit for the year	2,442	3,541	1,521	1,361	-
Earnings per share
Basic earnings per share
Earnings from continuing operations	0.91	0.82	0.68	0.54	0.31
Earnings (loss) from discontinued operations	-	0.55	(0.06)	(0.03)	-
	0.91	1.37	0.62	0.51	0.31
Diluted earnings per share
Profit from continuing operations	0.90	0.80	0.68	0.53	0.31
Profit (loss) from discontinued operations	-	0.54	(0.07)	(0.03)	-
	0.90	1.34	0.61	0.50	0.31

	As of December 31,
	2010	2009		2008		2007	2006
Consolidated Balance Sheet Data:
Cash and cash equivalents	365	580		786		1,203	2,612
Property and equipment, net	5,610	5,428	**	6,208	**	6,604	6,492
Total assets	10,731	10,242		10,719		10,686	11,251
___________________________
* Includes the operations of DBS on a consolidated basis
**Restated

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

You should read the following discussion of Bezeq’s financial condition and results of operations in conjunction with Bezeq’s consolidated financial statements and the notes thereto included elsewhere in this annual report. Bezeq’s financial statements have been prepared in accordance with IFRS as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Bezeq adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRS."

The following discussion contains forward-looking statements that reflect Bezeq’s plans, estimates and beliefs. Bezeq’s actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

Overview

Bezeq is the leading provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel television, satellite broadcasts, Internet services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services

General

Bezeq’s  management evaluates the company’s performance through focusing on  key performance indicators, which include among others: number of subscribers, churn rate, average minutes of usage per subscriber, or MOU, average revenue per subscriber, or ARPU, operating income and net income.  These key performance indicators are primarily affected by the competitive and regulatory landscape in which Bezeq  operates  and its ability to adapt to the challenges it faces.

How Bezeq Generates Revenue

Bezeq has four principal operating segments: (i) fixed-line domestic communications;(ii) cellular; (iii) international communications, Internet and NEP services; and (iv) multi-channel television (DBS). Effective August 21, 2009, Bezeq no longer consolidates the results of DBS in its financial statements and its investment in DBS is accounted for under the equity method. In addition to the four principal segments, Bezeq has other areas of operation that are not material to its consolidated  operations and they are aggregated in the financial statements as “Other.” These operations include a portal and content sites and an online commercial site (through Walla!), customer service centers and an investment in a venture capital fund.

Cost of Revenue and Expenses

The Bezeq Group’s cost of revenue primarily consists of depreciation and amortization, salaries, operating and general expenses and other operating expenses.

Depreciation and amortization. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. We expect that depreciation and amortization expenses will increase on an absolute basis as we continue to expand our technology infrastructure but decline as a percentage of revenue over time.

 Salaries.  The Bezeq Group’s  salary  expenses primarily consist of  operating and general and administrative salaries, benefits, stock-based compensation  and incentive compensation.

Operating and General. The Bezeq Group’s  operating  and general expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses. Other operating expenses primarily include provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and  loss from copper forward contracts.

Financing expenses. Financing expenses primarily consist of interest expenses for Bezeq’s financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses. her income (expense), net consists primarily of the interest income earned on our cash and cash equivalents, foreign exchange gains and losses, and changes in the fair value of a warrant.

Provision for Income Taxes. Provision for income taxes consists of income taxes in Israel and to a lesser degree income taxes in certain foreign jurisdictions.

Summary of Operating Results of the Bezeq Group

The following three tables provide summary financial information regarding the operating results of the  individual operating segments of the Bezeq Group and on a consolidated basis during  the years ended December 31, 2010, 2009 and 2008:

2010:

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	4,990	5,474	1,333	1,578	178	(1,578)	11,975
From other segments of operation in the corporation	273	258	47	5	32	(603)	12
Total income	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Total costs attributable to:
Variable costs attributable to segment of operation*	1,414	2,311	668	553	97
Fixed costs attributable to segment of operation*	1,806	2,038	392	852	99
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Costs that do not constitute revenue in another segment of operation	2,957	4,145	926	1,393	194	(1,377)	8,238
Costs that constitute revenue of another segment of operation	263	204	134	12	2	(610)	5
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Profit from ordinary operations attributable to owners of the Company	2,043	1,383	320	88	11	(104)	3,741
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	90	3	(90)	3
Total assets attributable to operations at December 31, 2010	6,352	4,892	1,038	1,243	375	338	14,238
Total liabilities attributable to segment of operation at December 31, 2010	7,964	1,930	304	4,665	241	(6,236)	8,868

*
The Bezeq Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

2009:

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other segments of operation in the corporation	264	246	45	1	20	(553)	23
Total income	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total costs attributable to:
Variable costs attributable to segment of operation*	1,774	2,153	635	498	47
Fixed costs attributable to segment of operation*	2,006	2,033	422	784	23
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs that do not constitute revenues in another segment of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs that constitute revenues in other segments of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from ordinary operations attributable to owners of the Company	1,523	1,190	261	123	5	(130)	2,972
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	125	(1)	(125)	(1)
Total assets attributable to operations at December 31, 2010	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributable to segment of operation at December 31, 2010	6,390	2,440	404	4,314	22	(6,167)	7,403

*
The Bezeq Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

2008:

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	5,179	4,448	1,243	1,506	31	(1,506)	10,901
From other segments of operation in the corporation	319	265	63	7	44	(584)	114
Total income	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Total costs attributable to:
Variable costs attributable to segment of operation*	1,785	1,849	622	555	53
Fixed costs attributable to segment of operation*	2,238	1,931	442	781	22
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Costs that do not constitute revenue in another segment of operation	3,743	3,614	928	1,222	73	(1,212)	8,368
Costs that constitute revenue in other segments of operation	280	166	136	114	2	(691)	7
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Profit from ordinary operations attributable to owners of the Company	1,475	933	242	88	(1)	(97)	2,640
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	89	1	(89)	1
Total assets attributable to operations at December 31, 2010	6,281	4,644	994	1,132	100	1,163	14,314
Total liabilities attributable to segment of operations at December 31, 2010	6,037	2,552	284	4,024	29	(2,856)	10,070

*
The Bezeq Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

Domestic fixed – line communications

The following table provides summary condensed information concerning Bezeq’s fixed - line communications segment for the three years ended December 31, 2010.

	2010	2009	2008
Revenues (NIS millions)	5,263	5,303	5,498
Operating profit (NIS millions)	2,043	1,523	1,475
Net profit (NIS millions)	1,426	1,107	950
Number of active subscriber lines at the end of the period* (in thousands)	2,352	2,476	2,603
Average monthly income per line (NIS) (ARPL)**	82	82	83
Number of outgoing minutes (in millions)	10,699	12,017	13,260
Number of incoming minutes (in millions)	6,547	6,718	6,691
Number of Internet subscribers at the end of the period* (in thousands)	1,066	1,035	1,005
Rate of subscribers using NGN services out of total Internet subscribers (%)	34%	12%	NA
Average monthly revenue per Internet subscriber *** (NIS)	75	69	67
Average bandwidth per Internet subscriber (Mbps)	4.3	2.7	2.2
Churn rate*****	12.6%	12.1%	12.5%

*	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process)

**	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contract and other works: calculated according to average lines for the period

***
Total revenues from Internet services after eliminating revenues from a business directory, divided by the average Internet subscribers. Until September 30, 2010, average revenue was calculated without eliminating revenue from the business directory. In light of the change in the definition of Internet services for purposes of calculating the ARPU as aforesaid, the data for the period to September 30, 2010 (inclusive) were recalculated and are shown in the above table in accordance with the updated definition.

****	The number of telephony subscribers who left Bezeq Fixed-line during the period, divided by the average number of registered subscribers in the period.

Revenues

Revenue from Bezeq’s fixed-line domestic communications segment is derived primarily from fees received for (i) its telephony services, including mainly the basic telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) inter Internet access infrastructure services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services, data center services, a search engine for finding phone numbers (including a classified search) and new services.

The following table provides a breakdown of Bezeq’s fixed line communications revenues by principal product and service for the three years ended December 31, 2010 in NIS millions:

	2010	2009	2008
Revenues from fixed - line telephony	3,160	3,333	3,572
Percentage out of total revenue	60.04%	62.85%	64.97%
Revenues from Internet infrastructure services	977	863	790
Percentage out of total revenue	18.56%	16.27%	14.36%
Revenues from transmission and communication services	882	851	811
Percentage out of total revenue	16.76%	16.04%	14.75%
Revenues from other services	244	256	325
Percentage out of total revenue	4.64%	4.84%	5.92%
Total income from domestic fixed-linecommunications services segment	5,263	5,303	5,498

2010  compared to 2009

Revenue in 2010 amounted to NIS 5,263 million compared with NIS 5,303 million in 2009, a decrease of 0.8%. The decrease in the segment’s revenue is primarily attributable to a decrease in revenue from interconnect fees to the cellular networks compared with the prior year and  also due to a decline in the number of lines and in call traffic. The decrease in revenue was offset by an increase in revenue from Internet and data transmission services.

2009 compared to 2008

Revenue in 2009 amounted to NIS 5.303 billion compared with NIS 5.498 billion in 2008, a decrease of 3.5%. The decrease in the segment’s revenue is primarily attributable to a decrease in the number of lines and in call traffic, and from a decrease in interconnect fees to the cellular networks.  Revenue from other services in the segment also decreased,  including a decrease in revenue from satellite services due to the sale of the segment's satellite communications operation in November 2008. The decrease was offset in part by an increase in revenue from high-speed Internet, data communication and transmission services.

Depreciation and amortization

2010  compared to 2009

Depreciation and amortization expenses in 2010 amounted to NIS 690 million compared with NIS 794 million in 2009, a decrease of 13.1%. The decrease is primarily attributable to the end of the depreciation of certain  property, plant and equipment and a change in the scrap value of property, plant and equipment, which resulted in a gain. The decrease in depreciation was partly offset by an increase in depreciation arising from investments in the NGN project.

2009 compared to 2008

Depreciation and amortization expenses in 2009 amounted to NIS 794 million compared with NIS 852 million in 2008, a decrease of 6.8%. The decrease is primarily attributable to the end of the depreciation of certain  property, plant and equipment.

Salary expenses

2010  compared to 2009

Salary expenses in 2010 amounted to NIS 1,079 million compared with NIS 1,094 million in 2009, a decrease of 1.4%. The decrease in salary expenses is primarily attributable to an increase in capitalized salary expenses, a decrease in actuarial costs and a decrease in the number of employees. This decrease was offset almost completely by an ongoing increase in salary and a special bonus granted in accordance with a collective bargaining agreement.

2009 compared to 2008

Salary expenses in 2009 amounted to NIS 1,094 million compared with NIS 1,202 million in 2008, a decrease of 9%. The decrease in salary expenses is primarily attributable to an increase in the attribution of salary to property, plant and equipment due to the allocation of personnel to work on the deployment of the NGN.

Operating and general expenses

2010  compared to 2009

Operating and general expenses in 2010 amounted to NIS 1,609 million compared with NIS 1,690 million in 2009, a decrease of 4.8%. The decrease is primarily attributable to the impact of certain efficiency measures, a decrease in expenses such as municipal taxes and electricity and a decrease in interconnect fees to the cellular networks. Royalties increased in 2910 due to a retroactive adjustment recorded in 2009.

2009 compared to 2008

Operating and general expenses in 2009 amounted to NIS 1,690 million compared with NIS 1,873 million in 2008, a decrease of 9.8%. The decrease is primarily attributable to a decrease in interconnect expenses to the cellular networks together with a decrease in revenues from interconnect fees, from an increase in expenses capitalized for investment, and from the impact of  certain efficiency measures which led to a decrease in operating expenses. Royalty expense also decreased, mainly due to an amendment of the Communications (Telecommunications and broadcasts) (Royalties) Regulations, 5761-2001, which exempts  revenue from high-speed data communication services from the  payment of royalties. As a result, royalty expense decreased in the fourth quarter of 2009 by NIS 32 million.

Other operating expense, net

2010  compared to 2009

Other operating income, net in 2010 amounted to NIS 158 million compared with NIS 202 million, net of other expense in 2009. The decrease in expenses is primarily attributable to an increase in capital gains from the sale of copper assets, a decrease in retirement expenses for early retirement severance pay and a decrease in provisions for legal claims.

2009 compared to 2008

Other operating expenses, net, in 2009 amounted to NIS 202 million compared with NIS 96 million in 2008, an increase of 104.2%. The increase in expenses is primarily attributable to an increase in retirement expenses for early retirement severance pay from NIS 165 million in 2008 to NIS 267 million in 2009.

Pelephone – cellular services

The following table provides summary condensed financial information concerning Bezeq’s Pelephone cellular segment for the three years ended December 31, 2010:

	2010	2009	2008
Revenue from services (NIS millions)	4,550	4,256	4,020
Revenues from sale of terminal equipment (NIS millions)	1,182	1,120	693
Total revenue (NIS millions)	5,732	5,376	4,713
Operating profit (NIS millions)	1,383	1,190	933
Net profit (NIS millions)	1,033	875	682
Number of subscribers at the end of the period (thousands)*	2,857	2,766	2,649
Average number of minutes per subscriber per month (MOU)**	349	333	352
Average monthly revenue per subscriber (NIS) (ARPU)***	135	132	126
Number of HSPA subscribers at the end of the period (thousands)	1,325	676	NA
% revenues from value added services and content out of revenue from cellular services	23.8%	19.6%	16.3%
Subscriber churn rate****	15.3%	13.8%	N/A

*
Subscriber data does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has no paid for Pelephone services.

**
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

***
Average monthly revenue per subscriber is calculated by dividing total revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services, and other), repair and other services in the period, by the average number of active subscribers in the same period.

****
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

Revenue. Revenue from the Pelephone cellular segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone  also sells cellular phones and devices, modems and laptop computers and offers repair services.

The following table provides a breakdown of Pelephone’s revenues by product and service for the three years ended December 31, 2010 in NIS millions:

Products and services	2010	2009	2008
Revenue from services	4,550	4,256	4,020
Percentage of total revenue	79.4%	79.2%	85.3%
Revenue from content and data	725	541	397
Revenue from texts (SMS)	289	241	208
Total revenue from value added services	1,014	782	605
Revenue from terminal equipment	1,182	1,120	693
Percentage of total revenue	21%	21%	15%
Revenues from private customers	2,899	2,751	2,437
Revenues from private customers	2,833	2,625	2,276
Total revenue	5,732	5,376	4,713

2010  compared to 2009

Revenue in 2010 amounted to NIS 5,732 million compared with NIS 5,376 million in 2009, an increase of 6.6%. Revenue from services amounted to NIS 4,550 million in 2010 compared with NIS 4,256 million in 2009, an increase of 6.9%. The increase in revenue from services is attributable to an increase in the number of subscribers and an increase in per user revenue, most of which relate to an increase in revenue from content and roaming services and call completion fees.

Revenue from the sale of terminal equipment in 2010 amounted to NIS 1,182 million, compared with NIS 1,120 million in 2009, an increase of 5.5%. The increase is primarily attributable to an increase in terminal equipment prices.

2009 compared to 2008

Depreciation and amortization

2010  compared to 2009

Depreciation and amortization expenses in 2010 amounted to NIS 601 million similar to the depreciation and amortization expense of NIS 603 million in 2009, an increase of 0.3%.

2009 compared to 2008

Depreciation and amortization expenses in 2009 amounted to NIS 603 million compared with NIS 523 million in 2008, an increase of 15.3%. The increase is primarily attributable to the operation of the new network using HSPA/UMTS technology alongside the existing network. Amortization expenses for subscriber acquisition also increased.

Salary expenses

2010  compared to 2009

Salary expenses in 2010 amounted to NIS 590 million compared with NIS 601 million in 2009, a decrease of 1.8%. The decrease in salary expenses is primarily attributable to an increase in capitalized salary expenses and a decrease in the expenses for the share-based payment plan for managers.

2009 compared to 2008

Salary expenses in 2009 amounted to NIS 601 million compared with NIS 638 million in 2008, an increase of 5.8%. The decrease in the salary expense is  primarily attributable to a decrease in the costs associated with the share-based payment plan for managers, as well as from a decrease in the average number of positions.

Operating and general expenses

2010  compared to 2009

Operating and general expenses in 2010 amounted to NIS 3,158 million compared with NIS 2,982 million in 2009, an increase of 5.9%. The increase is primarily attributable to an increase  in service costs together with an increase in revenues from services (mainly the costs of call completion and roaming fees), an increase in transmission, site rental and maintenance expenses, and an increase in doubtful debt expenses which were partly offset by a decrease in advertising expenses.

2009 compared to 2008

Operating and general expenses in 2009 amounted to NIS 2,982 billion compared with NIS 2,619 billion in 2008, an increase of 13.9%. The increase is primarily attributable to an increase in the prices of terminal equipment purchased, and from an increase in the number of active cellular sites.

Bezeq International

The following table provides summary condensed financial information concerning the Bezeq International segment for the three years ended December 31, 2010:

	2010	2009	2008
Revenue (NIS millions)	1,380	1,318	1,306
Operating profit (NIS millions)	320	261	242
Depreciation and amortization (NIS)	94	84	80
Net profit (NIS millions)	253	200	178
Cash flow from operating activities (NIS millions)	292	320	163
Payments for investments in property, plant and equipment and intangible assets (NIS millions)*	180	120	119
Free cash flow (in NIS millions)**	112	200	45
Churn rate***	12.7%	14.8%	NA

*	The item also includes long-term investments in long-term assets.

**	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

***	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Revenues

Bezeq International’s revenues are primarily derived from Internet access services for private and business customers, including terminal equipment and support, voice services including, international direct dialing (IDD) services to business and private customers and international call routing and termination services, hosting services, supply of international data communication solutions for business customers. Information and communication technology (ICT) solutions for business customers and PBX services.

The following table provides a breakdown of Bezeq International’s revenues by product and service for the three years ended December 31, 2010 in NIS millions:

	2010	2009	2008
Revenues from international carrier services	501	502	502
% of total Bezeq International revenues	36.3%	38.1%	38.4%
Revenues from Internet and communication services for businesses (ISP, ICT, data)	879	816	804
% of total Bezeq International revenues	63.7%	61.9%	61.6%
Revenues from private customers	523	520	513
Revenues from business customers	857	798	793
Total revenue	1,380	1,318	1,306

2010  compared to 2009

In 2010 revenue amounted to NIS 1,380 million compared with NIS 1,318 million in 2009, an increase of 4.7%. The increase in revenue is primarily attributable to an increase in Internet services revenue arising from an increase in the number of customers, an increase in operations in the integration sector (IT solutions and communications for businesses) and from call transfer operations among communications operators worldwide. Offsetting such increases was a decrease in revenues from outgoing traffic minutes which is due to a decrease in the volume of traffic and a decrease in revenues from incoming traffic minutes.

2009 compared to 2008

Revenue in 2009 amounted to NIS 1,318 billion compared with NIS 1,306 billion in 2008, an increase of 1%. The increase in revenue is primarily attributable to an increase in Internet services, and relates to an increase in the number of broadband customers, an increase in call transfer activity among communications operators worldwide, an increase in integration operations, and an increase in data operations. Offsetting such increases was a decline in revenue from outgoing traffic minutes, primarily as a result of a decrease in traffic volume. Revenue from sales of private exchanges (PBX) also decreased.

Depreciation and amortization

2010  compared to 2009

Depreciation and amortization expenses in 2010 amounted to NIS 94 million compared with NIS 84 million in 2009, an increase of 12%. The increase is primarily attributable to an increase in amortization of capacity usage rights, development costs and subscriber acquisition costs.

2009 compared to 2008

Depreciation and amortization expenses  in 2009 amounted to NIS 84 million compared with NIS 80 million in 2008, an increase of 5%. The increase is primarily attributable to the acquisition of additional usage rights and the amortization of subscriber acquisition expenses.

Salary expenses

2010  compared to 2009

Salary expenses in 2010 amounted to NIS 248 million compared with NIS 242 million in 2009, an increase of 2.5%.

2009 compared to 2008

Salary expenses in 2009 amounted to NIS 242 million compared with NIS 260 million in 2008, a decrease of 7%. The decrease in salary expenses is primarily attributable to a reduced headcount, a decrease in the share-based payment plan for managers, and from capitalization of sales staff commissions for subscriber acquisition.

Operating and general expenses

2010  compared to 2009

Operating and general expenses in 2010 amounted to NIS 781 million compared with NIS 731 million in 2009, an increase of 6.8%. The increase in expenses is attributable to the increase in revenues in the segment.

2009 compared to 2008

Operating and general expenses in 2009 amounted to NIS 731 million compared with NIS 724 million in 2008, an increase of 1%, consistent with the increase in revenues for the segment.

DBS - Multi-channel television (accounted for by the equity method)

The following table provides summary condensed financial information concerning DBS’s multi-channel broadcast services for the three years ended December 31, 2010:

	2010	2009	2008
Revenue (NIS millions)	1,583	1,530	1,513
Operating profit(NIS millions)	178	248	177
Net profit (loss) (NIS millions)	(314)	(222)	(265)
Number of subscribers* (at the end of the period, in thousands)	578	571	560
Average monthly revenues per subscriber (ARPU)*** (NIS)	230	226	228
Churn rate****	13.0%	13.3%	N/A

*
Subscriber – one household or small business customer. Where a business customer has many reception points or many decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

**
Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, technical service, advanced products, one-tom sale of content, revenues from channels, Internet and other)by average number of customers.

***	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Revenues

DBS’s revenues are primarily derived from the sale of subscriptions for  its multi-channel satellite broadcast services. DBS’s offers approximately 150 different video channels (of which 20 are pay per view (PPV) channels and 10 are HD (High Definition) channels) and 20 radio channels, 30 music channels and interactive services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to 12 months.

2010  compared to 2009

Revenue in 2010 amounted to NIS 1,583 million compared with NIS 1,530 million in 2009, an increase of 3.5%. The increase in revenue is primarily attributable to an increase in revenue from premium channels, an increase in the consumption of advanced products and an increase in the number of subscribers.

2009 compared to 2008

Revenue in 2009 amounted to NIS 1.530 billion compared with NIS 1.513 billion in 2008, an increase of 1.1%. The increase in revenue is primarily attributable to an increase in revenue from advanced services and premium channels, and from an increase in the number of subscribers. Offsetting these increases, revenue from Internet services decreased by NIS 45 million in 2009 due to a revision of the Internet agreement with Bezeq. DBS previously recorded Internet revenues and then transferred those revenues to the fixed-line segment. Under the new agreement, Internet revenues are recorded directly by the fixed-line segment.

Operating costs

2010  compared to 2009

The cost of sales in 2010 amounted to NIS 1,129 million compared with NIS 1,042 million in 2009, an increase of 8.3%. The increase in the cost of sales is primarily due to increased copyright fees paid to Acum, an increase in the costs of premium channels and amortization expenses. Sale, marketing and administrative and general expenses amounted to NIS 276 million, compared with NIS 240 million in 2009, an increase of 15%. The increase in expenses is primarily attributable to an increase in amortization and salary expenses.

2009 compared to 2008

Depreciation and amortization expenses in 2009 amounted to NIS 234 million compared with NIS 250 million in 2008, a decrease of 6.4%. The decrease resulted from the extension of customer commitment periods as a result of  marketing campaigns, which affected the depreciation rate for installations.

Salary expenses in 2009 amounted to NIS 206 million compared with NIS 195 million in 2008, an increase of 5.6%. The increase is attributable to an increase in the number of telephone service center attendants and from expansion of the technical service array while reducing outsourcing services.

Operating and general expenses in 2009 amounted to NIS 842 million compared with NIS 890 in 2008, a decrease of 5.4%. The decrease in these expenses is attributable to a reduction in Internet operations following the revised agreement with Bezeq, offset by a rise in content costs.

Financing Expenses

2010  compared to 2009

Financing expenses, net, in 2010 amounted to NIS 109 million, compared with financing income, net of NIS 31 million in 2009. The increase in financing expenses, is primarily attributable to a decrease in financing income from NIS 429 million in 2009 to NIS 282 million in 2010, while financing expenses stayed relatively the same, NIS 391 million in 2010 and NIS 398 million in 2009. The increase in financing expenses in 2010 was primarily due to Bezeq Fixed-Line’s decrease in income from hedging transactions and a decrease in financing income from shareholder loans made by it to DBS.

2009 compared to 2008

Financing income, net, in 2009 amounted to NIS 31 million, compared with financing expenses, net of NIS 140 million in 2008. The decrease in financing expenses, net in 2009 is primarily attributable to a decrease in financing expenses from NIS 494 million in 2008 to NIS 398 million in 2009, while financing income increased from NIS 354 million in 2008 to NIS 429 million in 2009. The reasons for the material decrease in 's financing expenses are the following: In 2009, income from hedging transactions increased. Bezeq’s debt to financial institutions and debenture holders is mainly linked to the CPI, and finance expenses are affected by changes in that index. In 2009, the rate of the rise in the CPI decreased compared with the prior year, so that revaluation of the liabilities led to a decrease in finance expenses compared with the prior year. In addition, there was a decrease in financial debt.  Bezeq also recorded, income from the realization of its  investment of a venture capital fund (Stage One) in 2009.

Share of profits (losses) of equity accounted  investees

2010  compared to 2009

Bezeq’s  share in the losses of associates accounted for by the equity method amounted to NIS 261 million in 2010 compared with NIS 34 million in 2009.  As a result of the termination of the consolidation of DBS’s statements into the financial statements of Bezeq in 2009, Bezeq's share in DBS's losses amounted to NIS 92 million, which are classified as discontinued operations. The balance of the increase was caused by an increase in Bezeq's share of the losses arising from the increase in DBS's losses in 2010.

2009 compared to 2008

Bezeq’s share in the losses of associates accounted for by the equity method amounted to NIS 34 million in 2009 compared with a profit of NIS 5 million in 2008, mainly due to the termination of the consolidation of DBS’s statements into the financial statements of Bezeq. Equity losses were recorded in “losses from discontinued operations.”

Income Taxes

2010  compared to 2009

Bezeq’s income tax expenses in 2010 amounted to NIS 932 million, representing 27.6% of its pre-tax profit, compared with NIS 807 million in 2009, representing 27.2% of its pre-tax profit. The effective tax rate in 2009 was higher in 2010 as a result of Bezeq’s share in the losses of associates which are not recognized for tax purposes. The increase in the effective tax rate was partly offset by the reduction in the corporation tax rate compared with the prior year.

2009 compared to 2008

Bezeq’s income tax expenses in 2009 amounted to NIS 807 million, representing 27.2% of pre-tax profit, compared with NIS 719 million in 2008, representing  28.7% of its pre-tax profit. Most of the decrease in the tax rate for pre-tax profit is due to the reduction in the tax rate in 2009 compared to 2008. The decrease was offset by the decrease in deferred tax assets, net, as a result of the lower tax rate.

Discontinued Operations

Profit from the discontinued operations of DBS in 2009 amounted to NIS 1,379 billion compared with a loss of NIS 265 million in 2008 from the operations of DBS. At August 21, 2009, the deconsolidation date of the operations of DBS, Bezeq presented its investment in DBS according to the equity method based on a valuation of an independent assessor.  According to the opinion, the value of the investment was determined to be between NIS 1,145 billion and  NIS 1,234 billion. Bezeq stated the investment at NIS 1,175 billion and recognized a profit of NIS 1,538 billion.

There was no profit or loss from discontinued operations in 2010.

Liquidity and Capital Resources

As of December 31, 2010 and 2009, Bezeq had cash and cash equivalents of NIS 365 million ($103 million) and NIS 580 ($163 million), respectively.

In 2010, the Bezeq Group repaid NIS 697 million of debentures and NIS 448 million of  bank debt  and incurred NIS 237 million of interest expense. This compares with NIS 1,145 million of debt repayment and interest payments.  In contrast, the Bezeq Group incurred NIS 2.67 billion of debt in 2010 compared to NIS 400 million of debt and NIS 48 million of short-term credits in 2009. Bezeq’s debt to financial institutions and debenture holders at December 31, 2010 amounted to NIS 5.7 billion, compared with NIS 4.14 billion on December 31, 2009. The increase is primarily attributable to increased borrowings by  the domestic fixed-line communications segment to finance its build out of its NGN. The increase was offset in part  by the repayment of debentures in the domestic fixed-line communications segment and the repayment of debentures and loans in the cellular segment.

The monthly average amount of long-term liabilities due to financial institutions and debenture holders in 2010 amounted to NIS 5.08 billion, while the average amount of credit due suppliers in 2010 was NIS 1.01 billion and the average short-term receivables from customer was NIS 2,672 million and the average of long-term customer receivables was NIS 925 million.

The Bezeq Group’s consolidated working capital deficit at December 31, 2010 was NIS 93 million, compared with a working capital surplus of NIS 10 million on December 31, 2009. Bezeq  had a working capital deficit at December 31, 2010 of NIS 1.21 billion, compared with a working capital deficit of NIS 769 million in 2009. The increase in Bezeq’s working capital deficit is primarily attributable to the increase in its short-term financial and other liabilities and a decrease in current assets. On a consolidated basis, the increase in its working capital deficit was moderated by an improvement in the working capital of the cellular segment.

Outstanding Debentures

Series 4 Debentures

In May 2004, the Bezeq  Group issued  1.2 billion of Series 4 debentures of NIS 1 par value each, repayable in four equal annual installments on June 1 of each of the years 2008 to 2011, which bear 4.8% annual interest, linked (principal and interest) to the CPI in April 2004. Of these debentures, 800 million were issued to the public on May 24, 2004, and 400 million were purchased immediately prior to public offering by Bezeq Zahav Holdings, a wholly owned and controlled subsidiary of Bezeq. As of December 31, 2010,  NIS 351 million of Series 4 debentures remained outstanding.

Series 5 Debentures

In May 2004, the Bezeq  Group issued  600 million of Series 5 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, which bear 5.3% annual interest, linked (principal and interest) to the CPI in April 2004. The debentures were sold to institutional investors and to Bezeq Zahav Holdings. An additional NIS 1.5 billion of Series 5 debentures were sold to Bezeq Zahav Holdings in 2004.  On March 30, 2005, an additional NIS 287 million of Series 5 debentures were issued.  As of December 31, 2010,  NIS 2.79 billion (of which NIS 1.03 billion par value is held by Bezeq Zahav Holdings) of Series 5 debentures remained outstanding.

Loans in the amount of NIS 1.3 billion are at fixed interest and the balance of NIS 1.3 billion are at variable interest, which are payable as follows:

•
Loans in the amount of NIS 1.1 billion, which are unlinked and bear variable interest of prime minus 0.21%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

•	A loan in the amount of NIS 200 million, which is unlinked and bears variable interest of prime minus 0.33%, is repayable in six equal annual payments of the principal between 2012 and 2017.

•
Loans in the amount of NIS 800 million, which are unlinked and bear average fixed interest of 5.56%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

•	Loans in the amount of NIS 500 million, which are unlinked and bear average fixed interest of 5%, are repayable in four equal annual payments of the principal between 2012 and 2017.

During the years 2004 and 2005, Pelephone issued three series of debentures in a private placement to institutional investors. The debentures, which were issued at par value, are linked to the CPI, bear annual interest of 4.4% - 5.2%, and are repayable in equal semi-annual payments up to 2015. The interest is paid on the unpaid balance of the principal. The balance of the debentures at December 31, 2010, is NIS 597 million.

The debentures of Bezeq that are not publicly traded, whose carrying amount at December 31, 2010 is NIS 102 million, are secured by a token charge. In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by Bezeq, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge. The lenders have a right to call the debentures for immediate payment in the event that Bezeq does not repay the debentures or  if there is a breach of their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for Bezeq's assets or a liquidation order is given against Bezeq, if Bezeq ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of Bezeq. In addition, some of the lenders, with a debenture balance of NIS 77 million as at December 31, 2010, may call for immediate payment of the debentures if  the State's holdings in Bezeq’s equity fall below 26% (a condition which has existed since October 11, 2005). For this reason, the balance in the financial statements is stated under short-term liabilities.

In Bezeq's opinion, at the reporting date, it is in compliance with all of the aforementioned terms, except for the term of the decrease of the State's holdings in Bezeq.

At December 31, 2010, the bank loans and debentures of Pelephone amounted to NIS 775 million and are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). The undertaking includes:

•
A declaration that Pelephone will not encumber its assets (as may be from time to time), in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers.

•	Compliance with the following financial covenants:

o
An undertaking that Pelephone's debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to the shareholders.

o	Pelephone undertook that the amount of its debts will not exceed NIS 3.8 billion (linked to the CPI known in January 2002).

o	An undertaking towards a certain bank that its total debt to it will not exceed 40% of its total debts to all the financial entities.

Israeli shelf prospectus

 On June 1, 2011, Bezeq filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange in Israel. The shelf prospectus is valid for a period of two years and may be used by Bezeq to raise capital or debt in the future through the issuance of ordinary shares, debt securities, debt securities convertible into ordinary shares, warrants to purchase ordinary shares, warrants to purchase debt securities, and commercial paper at the discretion of Bezeq, subject to filing a supplemental shelf offering report in which Bezeq would describe the terms of the securities offered and the specific details of the offering.  Bezeq  has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made.

On  June 16 and June 28, 2011, Bezeq’s board of directors determined to raise approximately NIS 3  billion of additional debt, through the sale of up to three series of new non-convertible debentures pursuant to the  shelf prospectus dated June 1, 2011.  On June 28, 2011, Bezeq issued the tender for institutional investors on June 30, 2011. On June 30, 2011, Bezeq completed the public tender and according to its results, Bezeq will issue non-convertible debentures in the aggregate  principal amount of NIS 2.7 billion. The results of the public tender have not been published.

Dividend Policy

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority interests in accordance with Bezeq’s consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time, while taking into consideration Bezeq’s anticipated cash flow, operations and liabilities, cash reserves, its plans and its condition from time to time. Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association. In 2010, Bezeq paid a cash dividend of NIS 3.73 billion, compared with NIS 1.94 billion in 2009.

On April 8, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.9170679 (approximately $0.26) per share (a total of approximately NIS 2.45 billion or $691 million) to Bezeq shareholders of record on April 15, 2010, which was paid on May 3, 2010.

On September 12, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.4780459 (approximately US $0.13) per share (a total of approximately NIS 1.28 billion or US $360.6 million) to Bezeq shareholders of record on September 20, 2010 which was paid on October 7, 2010.

On January 24, 2011, Bezeq’s shareholders approved a distribution to shareholders of the Company of NIS 3 billion (approximately $845  million), which amount exceeds the retained earnings of Bezeq. Under the Israeli  Companies Law, such distribution was subject to court approval, which was obtained in March 2011. The distribution will be made to Bezeq's shareholders in six equal, semi-annual payments during 2011-2013 (without any interest or CPI-linkage payments.

On April 13, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 1,163 million, which on the record date for the distribution (May 4, 2011) represented  NIS 0.4305716 per share. The dividend was paid on May 19, 2011 (together with the special dividend, as described above).

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2010	2009	2008
	(NIS in thousands)
Net cash provided by operating activities	3,696	3,916	3,405
Net cash (used in) provided by investing activities	(1,484)	(1,632)	(1,213)
Net cash (used in) provided by financing activities	(2,427)	(2,490)	(2,609)
Net (decrease) increase in cash and cash equivalents	(215)	(206)	(417)
Cash and cash equivalents at beginning of period	580	786	1,203
Cash and cash equivalents at end of period (*)	365	580	786

(*) As at December 31, 2009, NIS 934,000 is presented under assets classified as held for sale.

Operating Activities

Consolidated cash flows provided by operating activities in 2010 was NIS 3.7 billion, compared with NIS 3.9 billion in 2009, a decrease of NIS 220 million. Most of the decrease is attributable to termination of the consolidation of the operations of DBS into the consolidated financial statements. In 2009 the cash flow from operations of DBS was NIS 260 million. There was also a rise in the cash flow from ongoing operations is the cellular segment which was offset by a decline in the cash flow from ongoing operations in the domestic fixed-line communications segment and in the international communications, Internet and NEP segment. The decline in the cash flow from ongoing operations was primarily caused by payments for early retirement, payment to suppliers and tax payments. The decline was offset in great measure by an increase in earnings from ongoing operations and an increase in trade receivables. Consolidated cash flows generated by operating activities in 2008 was NIS 3.41 billion. Most of the increase in cash flows from operation in 2009 compared to 2008 is attributable to the domestic fixed-line communications segment. There was also an increase in cash flows from the operations of the international communications, Internet and NEP segment, which was offset by a decrease in the cellular segment. The source of the increase in cash flows from operating activities in 2009 is mainly an increase in operating profit, a change in the balances of trade payables and other payables, and a decrease in payments in respect of early retirement. The increase was partially offset by an increase in the balances of trade receivables and inventory in the cellular segment.

Investing Activities

Net cash used in investing activities was NIS 1.48 billion in 2010, compared to NIS 1.63 billion in 2009. Cash flow generated by ongoing operations is one of the sources of financing of the Group’s investments, which during 2010 included NIS 1.28 billion invested in the development of communications infrastructures and NIS 343 million in intangible assets and deferred expenses, compared with investments amounting to NIS 1.36 billion and NIS 349 million, respectively, in 2009.  In 2010, NIS 115 million was used by Walla to acquire the shares of Korel Tal Ltd. (which operates the Yad2 website) and NIS 30 million was used to acquire Walla shares. Partially offsetting these investments, were the proceeds from the sale of financial assets held for trading of NIS 138 million as compared to proceeds of NIS 134 million from the sale of financial investments held for sale in 2009. During 2010, Bezeq Group’s liabilities linked to the CPI exceeded its assets linked to the CPI. In applying a policy of minimizing the exposure to this linkage, the Bezeq Group entered into forward transactions against the CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. A considerable part of these cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Cash flows used in investing activities was NIS 1.21 billion in 2008. In 2008, NIS 1.3 billion was invested in development of communications infrastructures and NIS 469 million was invested in intangible assets and deferred expenses. In addition, NIS 321 million was invested in current investments in 2008.

Financing Activities

In 2010, 2009 and 2008, the net cash used in financing activities by the Bezeq Group was NIS 2.42 billion, NIS 2.49 billion and NIS 2.61 billion, respectively. In 2010, the Bezeq Group received NIS 2.67 billion of  loans from banks in Israel and received NIS 28 million in proceeds from the exercise of employee stock options.  This was offset by NIS 697 million used to repay outstanding debentures, NIS 448 million used to repay outstanding loans, NIS 237 million of interest payments and NIS 3.73 billion in dividend payments.  In 2009, the Bezeq Group received NIS 400 million in bank loans and received NIS 129 million from the exercise of employee stock options.  This was offset by NIS 682 million used to repay outstanding debentures, NIS 109 million used to repay bank loans, NIS 354 million in interest payment and NIS 1.94 billion in dividend payments.  In 2008 the Bezeq Group did not incur any new debt, while using NIS 714 million for the repayment of debentures, NIS 148 million for the repayment of bank loans, NIS 50 million for short terms loans, NIS 243 million in interest payments and NIS 1.51 billion in dividend payments.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

Business combinations. The Bezeq Group opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) as from January 1, 2008. Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, Bezeq Group recognizes changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position. On the acquisition date the acquirer recognizes a liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of Bezeq Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating revenue.

Bezeq Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. For assessment of impairment of goodwill, see section I below.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

Basis of consolidation. The consolidated financial statements comprise the financial statements of the jointly-controlled company where the shareholders have a contractual arrangement that establishes common control and whose financial statements are consolidated with those of the Bezeq Group using the proportionate consolidation method. The Bezeq Group combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly-controlled company with similar items in its financial statements. Significant intragroup balances and transactions and profits or losses resulting from transactions between the Bezeq Group and the jointly-controlled company are eliminated to the extent of the interest in the jointly-controlled company.

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Bezeq Group and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

The Bezeq Group granted non-controlling shareholders a put option to sell part or all of their interests in several subsidiaries during a certain period. On the date of grant, the options that were granted to the non-controlling interests were classified as a financial liability. The Bezeq Group recognizes, at each reporting date, financial liabilities measured by the estimated present value of the consideration when exercising the put option. If the option is exercised in subsequent periods, the consideration from the exercise is accounted for as sale of a liability. If the option expires, the expiry is accounted for as sale of the investment in subsidiary.

Upon the loss of control, the Bezeq Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Bezeq Group retains any interest, including any loans in the previous subsidiary, then such interest, including the loans, is measured at fair value at the date that control is lost. Subsequently, the retained interest is accounted for on an equity basis, depending on the level of influence retained by the Bezeq Group in the former subsidiary. Loss of control of a subsidiary is accounted for as a discontinued operation, regardless of whether the Company retains a non-controlling interest in its former subsidiary (for example, when the investee becomes, after loss of control, an equity-accounted associate). The difference between the consideration and the fair value of the retained interest and the derecognized amounts are recognized in the statement of income under discontinued operations.

Special purpose entities (SPEs) are consolidated if, based on an evaluation of the substance of their relationship with the Bezeq Group and the SPE’s risks and rewards,  the Bezeq Group concludes that it controls the SPE.

Associates are those entities in which the Bezeq Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Bezeq Group’s share in the income and expenses of equity-accounted investees, adjustments to align the accounting policy with that of Bezeq Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Bezeq Group’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Bezeq Group has an obligation or has made payments on behalf of the associate.

When the Bezeq Group holds additional long-term interests in the associate, which are a part of Bezeq Group’s net investment in the associate, and when Bezeq Group’s proportionate share in the additional interests is different than Bezeq Group’s share in the equity of the associate, the Bezeq Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of its  participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Bezeq Group recognizes its share in the profits of the associate, it recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. Impairment loss for these investments is attributable to the entire investment and not to assets comprising the investment, such as goodwill. Therefore, the Bezeq Group recognizes the reversal of losses recognized for equity-accounted investments when their recoverable amount increases.

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of  the Bezeq Group’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Transactions in foreign currency are translated into the functional currency of the Bezeq Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

Financial instruments.  Non-derivative financial instruments comprise investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, and debentures issued and loans taken by the Bezeq Group. The Bezeq Group initially recognizes financial assets at the date it becomes a party to contractual provisions of the instrument, meaning the date that it fulfills its obligations under the contract. Financial assets are derecognized when the contractual rights of the Bezeq Group to the cash flows from the asset expire, or the Bezeq Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Financial liabilities are derecognized when the obligation of the Bezeq Group, as specified in the agreement, expires or when it is discharged or cancelled.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.  The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to such quantitative criterion, the Bezeq Group examines whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, Bezeq Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments.    The Bezeq Group holds derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.    Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

Property, plant and equipment.  Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Certain items of property, plant and equipment that were revalued to fair value on the date of transition to IFRS, were measured on the basis of their deemed cost, which is the fair value of those items at the transition date to IFRS (January 1, 2005), in accordance with  the Bezeq Group’s assessments based on an external appraisal. Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located in cases where Bezeq Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment. When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment. Changes in the obligation to dismantle the items and restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset should not exceed its carrying amount, and any balance is recognized immediately in the statement of income.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other income” in the statement of income. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that future economic benefit embodied in the replaced item with flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

Specific and non-specific borrowing costs are capitalized as qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

Depreciation.  Depreciation  is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. Depreciation of an asset starts when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by Bezeq Group and intended to be exercised) and the expected life of the improvement. Assets are depreciated based on the following annual percentages:

NGN equipment	12%
Digital switching equipment	25%
Transmission and power equipment	20%
Network equipment	4%
Terminal equipment (cellular)	33%
Subscriber equipment	20
Motor vehicles	15%
Internet equipment	20%
Furniture and other equipment	10%
Electronic equipment, computers and internal communication system	33%
Cellular infrastructure equipment	10%
Buildings	4%

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required. Non-current assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

Intangible assets. Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and Bezeq Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred. Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

Direct sale commissions paid to dealers and salespersons in respect of sales and upgrades to subscribers who have signed long-term commitments are recognized as an intangible asset. Amortization expenses are recognized in the statement of income over the period of the subscribers’ commitments (between 12 and 36 months), on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

Bezeq Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the date of use of the frequencies.

Other intangible assets acquired by the Bezeq Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

Amortization. Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value. Amortization, except for goodwill, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment.

Estimated useful lives for the current and comparative periods are as follows:

Capitalized development costs	4-7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	Depending on the contractual commitment with the subscriber
Frequency usage right	Over the term of the license for 13.6 years starting from the date of use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

Leased assets. Leases where the Bezeq Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. At inception or upon reassessment of an arrangement, Bezeq Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to Bezeq Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, Bezeq Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Inventory. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment. The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

Impairment. The Bezeq Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset. When testing available-for-sale financial assets that are equity instruments for impairment, Bezeq Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

The carrying amounts of the Bezeq Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. On January 1, 2005, the date of transition to IFRS, the Bezeq Group reviewed goodwill for impairment. In subsequent periods, the Bezeq Group assesses the recoverable amount of goodwill and of assets which are unavailable for use once a year, or more frequently if there are indications of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets (“cash-generating unit”). For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

Impairment losses are recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

Employee benefits.  The Bezeq Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans. The Bezeq Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. The Bezeq Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the cost of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of Bezeq Group’s obligation. The calculation is performed by a qualified actuary. When the calculation results in a net asset for Bezeq Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan. Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Bezeq Group has executive insurance policies that were issued before 2004 according to which the profit in real terms accumulated on the severance pay component will be paid to the employees upon their retirement. In respect of such policies, plan assets include both the balance of the severance pay component and the balance of the profit in real terms (if any) on the severance pay deposits that accumulated until the reporting date, and are presented at fair value. These plan assets are for a defined benefit plan that includes two liability components: The defined benefit plan for compensation, which is calculated actuarially as aforesaid, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured at the balance of the actual profit in real terms that accumulated at the reporting date. The Bezeq Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

The Bezeq Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of Bezeq Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

Employment termination benefits are recognized as an expense when the Bezeq Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if Bezeq Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Bezeq Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore Bezeq Group recognized an expense in respect of the awards whether or not the conditions have been met. The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as an expense or income in the statement of income.

Provisions. A provision is recognized if, as a result of a past event, the Bezeq Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.           More likely than not – more than 50% probability

B.           Possible – probability higher than unlikely and less than 50%

C.           Unlikely – probability of 10% or less

For claims which the Bezeq Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of Bezeq Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Bezeq Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Onerous contracts

A provision for onerous contracts is recognized when the benefits expected to be derived by Bezeq Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contracts. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements in which the Bezeq Group has undertaken to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

Warranty

A subsidiary recognized a provision for warranty in respect of first-year insurances for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damages. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

Revenue. The Bezeq Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and Internet services. Revenue is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

Revenue from sales of terminal equipment is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and Bezeq Group companies have no continuing involvement with the goods.

Revenue from the sale of terminal equipment to subscribers in long-term credit arrangements is recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind. Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the interest method.

Financing income and expense. Financing income comprises interest income from deposits, dividend income, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income (except for gains from hedging copper prices recognized in other operating income). Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized on the date that Bezeq Group’s right to receive payment is established. Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

Financing expenses comprise interest expense on borrowings, debentures issued, commissions paid, changes in time value of provisions, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), financing expenses for legal claims and losses on hedging instruments that are recognized in the statement of income.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Income tax expense. Income tax expense comprises current and deferred tax Income tax expenses are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and include changes in the tax payments relating to prior years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Bezeq Group does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, carry-forward losses that are not expected to be utilized in the foreseeable future, and differences arising from investment in subsidiaries if it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Bezeq Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Recently Issued and NOT YET Adopted Accounting Pronouncements

IFRS 9 (2010) – Financial Instruments. This standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities. In accordance with the standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. The standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs, set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Bezeq Group is examining the effect of adopting the standard on the financial statements.

IAS 24 (2009) Related Party Disclosures. The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. This standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Bezeq Group is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the standard on its financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Shaul Elovitch(1)	63	Chairman of the Board of Directors
Eli Holtzman	63	Chief Executive Officer
Moshe Rosenthal (1)(2)(3)	52	Outside Director
Debbie Saperia (2)(3)	44	Outside Director
Aliza Schloss(1)(3)	58	Director
Doron Turgeman(3)	43	Chief Financial Officer
Anat Winner(2)(3)	52	Director

                     ______________
(1) Member of our Incentive Plan Committee
(2) Member of our Audit Committee.
(3) Member of our Investment Committee.

Mr. Shaul Elovitch, Ms. Aliza Schloss and Ms. Anat Winner will serve as directors until our 2011 annual general meeting of shareholders. Ms. Debbie Saperia and Mr. Moshe Rosenthal will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for three-year terms until November 2013.  (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors - Outside Directors”). There are no family relationships among any of our directors or executive officers.

Following the sale of our legacy communications business, Mr. Eli Holtzman (the Chief Executive Officer of Internet Gold) was appointed as our new Chief Executive Officer and Mr. Doron Turgeman (the Deputy Chief Executive Officer and Chief Financial Officer of Internet Gold) was appointed as our Chief Financial Officer.

Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992.  Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, the parent company of Internet Gold, since 1985.  Mr. Elovitch also serves as the chairman of the board of directors of Bezeq and as a director of  various companies within the Bezeq Group.  Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and other various companies of the Eurocom Group.

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

Moshe Rosenthal has served as an outside director since November 2010 and is a member of our audit committee.  Mr. Rosenthal leads an Israeli initiative for composting organic waste as part of his role as VP business development of Agrolan Ltd. In addition, Mr. Rosenthal, an attorney, advises leading Israeli fashion brands regarding their legal affairs and business development. From 2003 to 2009, Mr. Rosenthal founded and served as the chief executive officer of WomenOnly, a leading chain of stores in Israel for women’s intimate apparel that was subsequently acquired by Eveden Ltd., a UK company and leader in the intimate apparel market. From 1996 to 2003, Mr. Rosenthal served as the chief executive officer of Rosenthal Import, Export and Marketing Ltd., which was a leading importer to Israel of women’s intimate apparel. From 1995 to 1998, Mr. Rosenthal was an attorney at Avshalom Leshem– Law Offices. Mr. Rosenthal holds an LL.B degree from Bar Ilan University.

Debbie Saperia has served as an outside director since January 2008 and is a member of our audit committee. Since June 2011, Ms. Saperia has also served as a director of FIBI Holdings Ltd. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds a LL.B (Hons.) degree from the University of Manchester.

Aliza Schloss has served as a director since January 2008.  Ms. Schloss has served as an Executive Vice President of the Eurocom Group since March 2009 and as a director and/or an officer of various other companies within the Eurocom Group since 2005.  Ms. Schloss served as a director of Internet Gold from July 2005 until February 2010.  Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd and Sahar Investments Ltd.  From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd.  From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq.  From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim.  Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem.  Ms. Schloss also holds an M.A. degree in political science and an M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

Doron Turgeman has served as our chief financial officer since February 2010. Previously, Mr. Turgeman served as our chief financial officer and vice president of finance from May 2001 until January 2007 and served as a member of our board of directors from January 2008 to February 2010. Mr. Turgeman has served as Internet Gold’s deputy chief executive officer since October 2004 and as its chief financial officer since May 2001. Mr. Turgeman has also served as deputy chief executive officer and chief financial officer of GoldMind since October 2004. Mr. Turgeman also provides financial services to Eurocom Digital Communications Ltd., which is part of the Eurocom group. Prior to joining the Internet Gold group, Mr. Turgeman served in senior financial management positions in one of Bezeq subsidiaries and in the Israeli postal authorities. Mr. Turgeman holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

Anat Winner has served as a director of our company since October 2007 and is a member of our audit committee.  She has served as a director of Internet Gold  since August 2001 and is a member of its audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Set forth below are the name, age, principal position and a biographical description of each of the principal executives of Bezeq, our principal subsidiary:

Name	Age	Position

Shaul Elovitch	63	Chairman of the Board of Directors of Bezeq
Abraham Gabbay	44	Chief Executive Officer of Bezeq

Shaul Elovitch.  Please see Mr. Elovitch’s biographical description above.

Abraham Gabbay has served as the chief executive officer of Bezeq since November 2007 and serves as a director in various companies of the Bezeq Group. Between the years 2003 and 2007, Mr. Gabby served as the chief executive officer of Bezeq International. Mr. Gabbay holds a B.A. degree in economics and an M.B.A. degree, both from the Hebrew University of Jerusalem.

B. Compensation

We have two executive officers, Eli Holtzman and Doron Turgeman and five directors. In connection with the sale of our legacy communications business, which was completed effective as of January 1, 2010, substantially all of our executive officers and employees then employed by us in such business were hired by Ampal. Effective as of the closing of the sale, Mr. Eli Holtzman, the Chief Executive Officer of our parent company, Internet Gold, was appointed as our new Chief Executive Officer and Mr. Doron Turgeman, the Deputy Chief Executive Officer and Chief Financial Officer of Internet Gold, was appointed as our Chief Financial Officer. Other than such officers, we have two additional employees who are engaged in management, financial and administrative activities.

We have entered into an arrangement with Eurocom Digital Communications Ltd., or Eurocom Digital, which is indirectly controlled by Eurocom Communications, and Internet Gold according to which Mr. Turgeman will provide financial services to us and Eurocom Digital. In consideration for such services, Eurocom Digital will bear 50% of Internet Gold’s employment costs with respect to Mr. Turgeman and we will bear 25% of such employment costs.

The aggregate direct compensation we paid to our directors and executive officers as a group  (7 persons) for the year ended December 31, 2010 was approximately NIS 3.3 million ($0.9 million). This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  As of December 31, 2010, no amount was reserved for for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers as a group (7 persons).

During the year ended December 31, 2010, we paid to our outside directors, as well as to our independent director, an annual fee of NIS 48,540 ($13,677) and a per meeting attendance fee of NIS 1,715 ($483). Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors.  We are exempt from the requirements of the NASDAQ Listing Rules with regard to the process for compensation of officers, since we are a controlled company, within the meaning of NASDAQ Listing Rule 5615(c)(1). See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

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

In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office, other than an outside director, by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board of directors until the next general meeting at which directors are appointed, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Aliza Schloss, Mr.  Moshe Rosenthal and Ms. Anat Winner have the requisite “accounting and financial expertise.”

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

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The outside directors must meet certain statutory requirements of independence.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either:

•
The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or

•
The majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions are met:

•
One or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

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

Ms. Saperia serves as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until November 2013.  Mr. Rosenthal serves as an outside director for an initial three-year term until November 2013. Ms. Saperia has “professional qualification,” and Mr. Rosenthal has “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Listing Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Listing Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Listing Rules. Accordingly, we are exempt from certain requirements under NASDAQ Listing Rules, such as the requirement to have a majority of independent directors on our board of directors. If  the “controlled company” exemption would cease to be available to us under the NASDAQ Listing Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Our Board of Directors has determined that each of Mr. Moshe Rosenthal, Ms. Debbie Saperia and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.  Mr. Rosenthal and Ms. Debbie Saperia are also outside directors within the meaning of the Israeli Companies Law .

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The majority of directors in the audit committee must be independent directors. The term "independent directors" includes outside directors and directors who meet the qualification requirements of outside directors, as confirmed by the audit committee, who have served as a director of  the company for a period not exceeding nine years. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director that provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

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

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.  According to a recent amendment to the Companies Law, the role of our audit committee also includes the determination of whether certain related party transactions are regarded as material or extraordinary, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.bcommunications.co.il.

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

Fiduciary Duties; Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An “office holder” is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director or another manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

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

Approval of Transactions with Office Holders

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee. However, changes to the existing terms of compensation, exculpation, insurance and indemnification of an office holder who is not a director require only the approval of the audit committee (and not the board), provided that the audit committee has approved that the changes are not material compares to the existing terms. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders and in specific circumstances only by our audit committee and our board of directors.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Any person who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless: (i) the person who has a personal interest is an office holder and the chairman of the board or audit committee, as the case may be, has determined that the presence of such office holder is required for the purpose of presenting the topic in the discussion; (ii) the transaction is not an extraordinary transaction or (iii) the person who has a personal interest is a director and the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative, directly or indirectly (including through a company in his or her control) regarding rendering of services to the company, and, if such person is also an office holder in the company, a transaction regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least a majority of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this special majority if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than two percent of the voting rights in the company. All such transactions with controlling shareholders or their relatives for a period exceeding three years must be re-approved once every three years, except for an extraordinary transaction which does not involve rendering of services to the company or compensation of an office holder, provided that the audit committee has determined that an engagement for a period of over three years is reasonable considering the circumstances.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or voting rights or 90% of the company's outstanding class of shares or voting rights of such class, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If (i) less than 5% of the outstanding shares are not tendered in the tender offer and the majority of the offerees who have no personal interest in the acceptance of the tender offer have accepted the offer; or (ii) less than 2% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. The Israeli Companies Law allows an acquirer to determine in the terms of the offer that offerees who accepted the offer will not be entitled to appraisal rights, provided that the acquirer has complied with all disclosure requirements relating to tender offer under applicable law. If the terms described above for the completion of the tender offer are not met, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine, civil fine, administrative monetary sanction or forfeiture imposed on the office holder.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16, which implements a comprehensive reform in corporate governance in Israel. Most of the provisions of Amendment No. 16 became effective on May 15, 2011 and the remainder will become effective on September 15, 2011. A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold must be attained to permit a chief executive officer to also serve as chairman of the board and vice versa.  In addition, the chairman will not have the ability to serve a company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee must be “independent” (as such term is defined under the Israeli Companies Law) and the chairman of the audit committee must be an outside director. In addition, the following persons may not serve as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder;

•
The functions to be performed by the audit committee will be expanded to include, among other things: (i) determination whether certain related party actions and transactions are “material” or “extraordinary” for the purposes of the requisite approval procedures; (ii) assessment of the scope of work and compensation of the company’s independent accountant; (iii) assessment of  the company’s internal audit system and the performance of its internal auditor; and (iv) establish whistle blower procedures (including protections afforded to whistle blowers);

•
The threshold to elect outside directors will be increased, such that the election of outside directors will require a majority vote at a shareholders’ meeting, provided that either: (i) at least a majority (previously, one-third) of the shares of non-controlling shareholders voted at the meeting on the matter vote in favor of the election of the outsider director, or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of outside directors will be enhanced such that an individual may not be appointed as an outside director: (i) in a company that does not have a 25% shareholder, if he has an affiliation (as such term is defined in the Israeli Companies Law) with any person, at the time of his appointment, who is the chairman, the chief  executive officer, a 5% shareholder or the chief financial officer, or (ii) if he or his relative, partner, employer, supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom he may not be affiliated;

•
Outside directors will be able to be re-elected for up to two (previously, one) additional three-year terms. Re-election of an external director will be effected through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter who are not the controlling shareholders and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that the aggregate votes cast by such non-excluded shareholders in favor of the reelection constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer will now require the approval of the audit committee as well as the board of directors; and

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest will be increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company.  In addition, any such extraordinary transaction whose term is more than three years will require approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances; and With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer will be extended from three to six months following the consummation of a tender, but the acquirer will be permitted to stipulate that tendering shareholders forfeit their appraisal rights.

D. Employees

On December 31, 2010, we had two full-time employees and two part-time employees On December 31, 2009, prior to the sale of our legacy communications business, we had 500 full-time employees and 1,334 part-time employees, while on December 31, 2008, we had 504 full-time employees and 1,211 part-time employees. All of such employees were located in Israel.

In connection with the sale of our legacy communications business, which was completed on January 31, 2010, effective as of January 1, 2010, substantially all of our executive officers and employees employed by us in such business upon the effective date of the sale were hired by Ampal. Effective as of the closing of the sale, Mr. Eli Holtzman was appointed as our new Chief Executive Officer and Mr. Doron Turgeman was appointed as our Chief Financial Officer. Other than such officers, as of January 31, 2010, we had two additional employees who are engaged in management, financial and administrative activities.

Our direct employees are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2010, Bezeq employed a total of 15,690 persons, of which 7,364 persons were employed in domestic fixed-line communications, 3,985 persons were employed in cellular services, 2,112 persons were employed in international communications, Internet and NEP services and 2,229 persons were employed in multi-channel digital television broadcasts.  As of December 31, 2009, Bezeq employed a total of 16,159 persons, of which 7,364 persons were employed in domestic fixed-line communications, 4,192 persons were employed in cellular services, 2,445 persons were employed in international communications, Internet and NEP services and 2,158 persons were employed in multi-channel digital television broadcasts.

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

E. Share Ownership

As of June 30, 2011, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 23,756,997 or 79.48% of our ordinary shares as of such date through his controlling interest in Eurocom Communications (assuming 29,889,045 ordinary shares were outstanding as of such date, excluding 19,230 ordinary shares held as treasury stock, and Mr. Doron Turgeman, our Chief Financial Officer, who beneficially owns less than 1% of our ordinary shares.

As of June 30, 2011, Eurocom Communications held of record 410,000 or 1.37% of our ordinary shares, and Internet Gold, our controlling shareholder, held of record 23,346,997 or 78.11% of our outstanding ordinary shares. Eurocom Communications is the controlling shareholder of Internet Gold, holding 77.80% of its ordinary shares as of June 30, 2011. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications. See also Item 7A. “Major Shareholders and Related Party Transactions - Major Shareholders.”

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

As of December 31, 2009, options to purchase 1,100,000 ordinary shares were outstanding under the 2007 Plan, none of which had vested. In connection with the sale of our legacy Communications Business to Ampal effective as of January 1, 2010, the vesting periods of the foregoing options were accelerated and the options became fully vested in accordance with the terms of the 2007 Plan. All of such options were subsequently exercised by our former employees that had been hired by Ampal and all of the issued shares were placed in trust due to Israeli tax requirements. On May 1, 2010, Internet Gold purchased such ordinary shares from the former employees at a price per share of NIS 109 per share (approximately $28.91 per share) or an aggregate of NIS 119,900,000 (approximately $31,803,700). No options were outstanding at December 31, 2010.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Internet Gold owned 23,346,997 or approximately 78.11% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 23,756,997 or approximately 79.48% of our outstanding shares, as of June 16, 2011. Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the TASE. Internet Gold is controlled by Eurocom Communications, which held 77.80% of its ordinary shares as of June 16, 2011. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

The following table sets forth certain information as of June 16, 2011, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications Ltd.(3)	23,756,997	79.48%
Internet Gold	23,346,997	78.11%
Clal Insurance Enterprises Holdings Ltd.(4)	1,631,159	5.46%
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

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of June 16, 2011.

(3)
Eurocom Communications is the controlling shareholder of Internet Gold, holding 77.80% of its ordinary shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications. In addition, Mr. Shaul Elovitch may be deemed to be the beneficial owner of 3,177 ordinary shares of our company that are held of record by his wife. In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 26,893 ordinary shares of Internet Gold held of record by Mrs. Shaul  Elovitch. In addition, 8,300 ordinary shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011. Clal Insurance Enterprises Holdings Ltd., or Clal, is controlled by IDB Development Corporation Ltd., or IDB Development, which is a wholly-owned subsidiary of IDB Holding Corporation, or IDB Holding.  By reason of the controlling interest of IDB Development and IDB Holding (through IDB Development) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, all such entities and persons, collectively referred to together with Clal as the Reporting Persons, may each be deemed a beneficial owner of the 1,631,159 ordinary shares deemed beneficially owned by Clal; however the Schedule 13G/A should not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the ordinary shares covered by the Schedule 13G/A.  None of the 99,901 Ordinary Shares reported in the Schedule 13G/A as beneficially owned by Clal Finance Ltd., a wholly-owned subsidiary of Clal, are held for its own account and the Schedule 13G/A should not be construed as an admission by Clal Finance Ltd. that it is the beneficial owner of any of the ordinary shares covered by the Schedule 13G/A.

Significant Changes in the Ownership of Major Shareholders

On February 14, 2008, Wellington Management Company, LLP, or Wellington, an investment adviser, filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 1,377,040 or 5.43%, of our ordinary shares, which are held of record by clients of Wellington.  On February 17, 2009, Wellington filed Amendment No. 1 to Schedule 13G reflecting ownership of 1,371,005, or 5.41%, of our ordinary shares, which are held of record by clients of Wellington.  On February 12, 2010, Wellington filed with the Securities and Exchange Commission Amendment No. 2 to Schedule 13G reflecting that it ceased to own any of our shares.

On May 7, 2009, Clal, Clal Finance and the Clal Reporting Persons filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of  2,545,938 or 10.0% of our ordinary shares. On February 16, 2010, Clal, Clal Finance and the Clal Reporting Persons filed Amendment No. 1 to Schedule 13G reflecting ownership of 1,760,475, or 6.9%, of our ordinary shares. On February 14, 2011, Clal, Clal Finance and the Clal Reporting Persons filed Amendment No. 2 to Schedule 13G reflecting ownership of 1,631,159, or 5.5%, of our ordinary shares.  The Schedule 13G/A provides that the Statement shall not be construed as an admission by Clal that it is the beneficial owner of the ordinary shares covered by the Schedule 13G/A. In addition, the Schedule 13G/A states that Clal Finance and the Clal Reporting Persons disclaim beneficial ownership of the ordinary shares covered by the Statement.

On March 24, 2010, Internet Gold purchased 2,599,310 of our ordinary shares in a private placement of 3,448,275 of our ordinary shares in Israel for a price per share of NIS 116 (approximately $32.69). Internet Gold paid an aggregate purchase price of NIS 301.5 million (approximately $85 million) for such shares, which represent approximately 75% of the aggregate shares sold in the private placement. See Item 7B, “Major Shareholders and Related Party Transactions - Related Party Transactions.”

On May 1, 2010, Internet Gold purchased 1,100,000 ordinary shares from former employees of our legacy communications business at a price per share of NIS 109 per share (approximately $28.91 per share) or an aggregate of NIS 119.9 million (approximately $33.8 million). Such shares had been issued to the former employees upon the exercise of options that were accelerated and became fully vested in connection with the sale of our legacy communications business to Ampal effective as of January 1, 2010, in accordance with the terms of the 2007 Plan.

During the period November 1, 2010 through June 16, 2011, Internet gold purchased 445,679 ordinary shares of our company.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent and other information available to the company, as of June 28, 2011, one record holder holding approximately 27.56% of our outstanding ordinary shares had a registered address in the United States. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

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

In February 2008, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of our financial investments pursuant to direct instructions from our Chief Financial Officer, which is based on a policy that was established by our management and approved by our Board of Directors. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. We paid Eurocom Capital an aggregate amount of approximately NIS 283,000 and  NIS 470,000  ($132,432) in fees for its services in 2009 and 2010, respectively.

On October 25, 2009, Eurocom Communications granted us an option to require it to provide us, upon our demand, at any time after 120 days from the date of the undertaking, a loan of up to NIS 1.2 billion ($338 million) bearing interest at the “risk-free” or lower rate and subordinated to any committed third-party financing, for the purpose of financing the acquisition of our controlling interest in Bezeq. We did not exercise this option.

On March 24, 2010, we completed a private placement of 3,478,000 of our ordinary shares to Israeli institutional investors and our controlling shareholder Internet Gold. The offering price of NIS 116 (approximately $32.69) per ordinary share was determined by means of a tender by third party, institutional investors. Based on Internet Gold’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement. The private placement proceeds from Internet Gold were paid to us by way of early repayments of two shareholders loans:

•
On March 31, 2007, Internet Gold provided us with a long-term loan of NIS 100.6 million ($28.3 million), bearing the prime interest rate published from time to time by the Bank of Israel. As of December 31, 2009, we had an outstanding balance payable to Internet Gold of NIS 326 million ($86.4 million). On March 24, 2010, NIS 302 million ($85.1 million) of the loan was repaid from the proceeds from Internet Gold’s participation in our March 2010 private placement. On May 12, 2010, we repaid the remaining outstanding balance of NIS 31.5 million ($8.9 million).

•
In November 2009, Internet Gold provided to us a NIS 217.5 million ($61.3 million) loan, which bears interest equal to the yield on Israel Government bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government bonds for the seven trading days preceding the grant of the loan. On March 24, 2010, the loan was fully repaid from proceeds from Internet Gold’s participation in our March 2010 private placement.

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

Agreements between the Eurocom Group and Bezeq Group

Following our acquisition of the controlling interest in Bezeq on April 14, 2010, Bezeq’s Audit Committee and Board of Directors approved contractual arrangements between companies within the Bezeq Group and Eurocom group, including any companies within the Eurocom Group that it may be engaged with in the future. The aggregate scope of such transactions is estimated, as of the date of this annual report, at approximately NIS 111 million ($31 million), of which approximately NIS  108  million ($31 million) are transactions with the Eurocom group as suppliers to Bezeq and approximately NIS 3 million ($1.0 million) are transactions with the Eurocom group as customers.

General communication services

Bezeq provides companies within the Eurocom Group with telephone lines, transmission services and primary rate interface, or PRI, services. There is no limitation on the annual scope of engagement, provided that the terms offered to members of the Eurocom Group will be the same as those offered to similar business customers. The approval is valid for three years ending April 13, 2013 and any purchase order received during such period will be valid until the end of the period stipulated in the purchase order.

Management and consultation services

On June 10, 2010, the general meeting of Bezeq’s shareholders (following approval by the audit committee and the board of directors) approved an agreement between Bezeq and Eurocom Communications, under which Eurocom Communications will provide Bezeq with ongoing management and consultation services for an annual fee of $1.2 million over three years, commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement upon three-months prior notice. The main services provided by Eurocom Communications are consultation services for Bezeq’s operations, including strategy, business development, regulation, marketing and any other consultation that Bezeq requires as a communications company and as a group of companies, and ongoing management service. The services will be supplied from June 1, 2010 and for the term of the agreement by managers and/or employees and/or consultants of Eurocom Communications and/or its shareholders and anyone that Eurocom Communications deems suitable to supply the services. Eurocom Communications will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide the Bezeq Group professional and high-quality service. In addition, according to the consultation agreement, until otherwise decided, Bezeq’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors compensation from Bezeq or its subsidiaries.

Agreement for acquisition and supply of Nokia products

On June 10, 2010, the general meeting of the shareholders of Bezeq (following approval by the audit committee and  board of directors of Bezeq) approved an agreement between Pelephone and Eurocom Cellular Communications Ltd. for the supply of Nokia products to Pelephone (terminal equipment, spare parts and accessories) and maintenance services for these products. The contract period is from April 14, 2010 through December 31, 2012. The scope of the annual purchases under the agreement will not deviate from a cumulative amount of NIS 450 million per year (the calculation for 2010 was made from the beginning of the year). Any purchases exceeding this amount will be subject to prior approval according to applicable  law. The annual amount may increase by up to NIS 45 million (excluding VAT) subject to the approval of the audit committee and Board of Directors of Bezeq, as well as the approval of the certified organs of Pelephone and Eurocom Cellular Communications Ltd.

Agreements to purchase satellite terminal equipment

On July 29, 2010, the general meeting of the shareholders of Bezeq (following approval by the audit committee and the board of directors of Bezeq) approved Bezeq's vote at the general meeting of DBS in favor of the agreements between DBS and Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of $ 9,796,400 and for obtaining US dollar supplier’s credit for a further period of 60 days from Eurocom Digital Communications Ltd. with regard to the purchase of decoders

On March 7, 2010, Bezeq’s Board of Directors approved an agreement with DBS (after approval of its audit committee)  as follows: (i) for an additional order of yesMaxHD decoders from Eurocom Digital Communications and from ADB, in accordance with the existing framework agreement and to upgrade (partial or fully optional, at the discretion of DBS) the hard drive of the converters at an overall cost of  $10.3 million (for sea shipment) (should DBS require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for the air shipment); (ii) subject to the approval of shareholders at a general meeting of shareholders of Bezeq, receipt of USD supplier’s credit from Eurocom Digital Communications for another 60 days (“the additional credit period”) for the purchase of the converters (the payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms - the scope of the credit is estimated at an average of  NIS 11 million ($3 million) and payment of the annual interest is estimated as NIS 578,000 ($62,836); and (iii) the purchase of  $130,000 of  power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012.

Use of space segments by DBS from Space Communications Ltd. (Spacecom)

DBS has entered into a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments of the Amos 2 and Amos 3 satellites owned by Spacecom. DBS paid Spacecom  NIS 87 million ($25 million) in lease fees in 2010.

Other

In the ordinary course of business, from time to time, related parties of  our company are engaged with other companies within the Bezeq group and the Eurocom Group to purchase, lease, sell and cooperate in the sale of goods and services, including in the field of communications services, satellite services, digital and electronic products, etc.  In addition, companies within the Bezeq group engage in transactions with entities that are members of the Eurocom group and entities affiliated with Eurocom’s  principal shareholders. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements of our company, Bezeq and DBS, including the notes thereto, listed in Item 18 “Financial Statements” and incorporated herein by this reference.

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

Our reporting policy is based on Bezeq's reporting policy, which is based on considerations of quality and of amount. In October 2010, Bezeq determined  to increase its materiality test for its reporting, commencing October 1, 2010, so that the threshold would be events affecting net profit by 5% or more of the Bezeq Group’s ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 130 million or more, which account for approximately 5% of net profit according to Bezeq’s 2010 financial statements, and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the event of a claim which on its face does not reach the above threshold amount (unless Bezeq believes the claim has other aspects and/or implications beyond its monetary amount).

Bezeq

A number of labor claims are pending against Bezeq, as described below:

•
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

•
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

•
In January 2004, a claim was filed in the Tel Aviv District Labor Court against the Company and against the Makefet Fund, by 320 employees who retired under a retirement agreement signed in November 1997. The plaintiffs allege that they chose the Pension Track B after having been promised an increment pursuant to the "Yellow Note" agreement, and that this promise was not kept. On December 11, 2008, the Court denied the claim. An appeal filed by the plaintiffs was denied on January 1, 2010. Following denial of the claim and the appeal, on June 6, 2010 a petition filed by the plaintiffs in the High Court of Justice to set aside the decision of the National Labor Court was denied.

In March 2008 a similar claim was filed in the Tel Aviv District Labor Court by 17 other Bezeq retirees.

A number of additional individual claims, filed by employees and former employees, are pending against Bezeq concerning recognition of various wage components, their recognition as pension components, and recognition of various components in determining salary for severance pay and for overtime.

Bezeq is party to the material legal proceedings related to its business discussed below.

•
In 2003, Bezeq filed a lawsuit in the Tel Aviv Regional Labor Court against the Makefet Fund (a pension fund) for compensation for the alleged breach of agreements between Bezeq and the Makefet Fund relating to the calculation of the cost of early retirement of retired employees of Bezeq. Bezeq is seeking compensation in the amount of approximately NIS 280 million ($78.9 million). The trial is currently ongoing.

•
Four claims filed in 2003 and 2005 by various plaintiffs are pending against Bezeq, Israel Broadcasting Corporation and the State of Israel, for compensation in respect of bodily injury and property damage caused, according to the plaintiffs, by prohibited radiation from the Hillel broadcasting station. Three of the claims are for bodily injury and are being heard in the Central District Court (the amount of the first claim is "more than NIS 15 million", the second does not provide an amount, and the third claim is for NIS 46 million ($13 million). The plaintiffs in these three claims filed a motion  to consolidate the hearings. The Court instructed that the proceedings be halted, and reopened if necessary only after the plaintiffs comply with the Court's decision in the matter of filing documents and affidavits. The fourth claim is being heard in the Tel Aviv District Court and plaintiffs are alleging property and money damages. The amount of the original claim was approximately NIS 141 million ($40 million), but due to non-payment of the court fee by some of the plaintiffs and denial of their motion for exemption from the fee, some of the plaintiffs were struck from the claim so that its current amount is approximately NIS 23 million ($6 million).

On December 31, 2003, the Company ceased all broadcasts from the Hillel station, as demanded by the State and the Broadcasting Authority and since that date the site has not been used as a broadcasting station.

•
In November 2006, a claim was filed in the Tel Aviv District Court against Bezeq, seeking certification as a class action, in the amount of approximately NIS 189 million ($153 million), alleging unlawful collection of money in cases of disconnection of service due to non-payment. Following Bezeq’s opposition to the plaintiff’s effort to broaden the claim, the plaintiff filed an additional claim in the Central District Court in February 2011, with an application for its certification as a class action, for approximately NIS 44 million ($12 million), in the matter of rebate of payment for "associated services" in respect of the period in which the line was disconnected.

•
In November 2006, a claim and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, Pelephone, HOT, Cellcom and Partner, in the amount of NIS 158 million ($45 million). The plaintiffs allege that when completing a call made from a cellular line to a fixed line, if the call is disconnected by the fixed line call recipient (and not by the cellular line call initiator), Bezeq and HOT delay sending the disconnection signal for approximately 60 seconds, and as a result, they incur a charge which is reflected in airtime costs and interconnect fees. In a procedural arrangement reached between the parties, it was decided that the claim would be heard against Bezeq and HOT, while the claim against Pelephone, Partner and Cellcom would be heard as part of a similar claim filed against them in August 2006 for NIS 100 million. On October 28, 2010 the Court denied the application and on December 16, 2010 the plaintiffs filed an appeal against the decision in the Supreme Court.

•
In October 2008, one of the shareholders of DBS initiated arbitration proceedings against Bezeq and another DBS shareholder, alleging that she incurred losses as a result of the  management of DBS and the use of DBS for promoting purposes not provided for in the shareholders agreement to which she is a party. The plaintiff is seeking cancellation of the agreement, restitution and compensation in the amount of NIS 160 million ($45.1 million). On June 30, 2010, following the parties’ application for a stay of the arbitration proceedings in light of the plaintiff's execution of an agreement for the sale of its shares in DBS, the arbitrator decided to stay the arbitration proceedings until receipt of other notification from the parties. According to the plaintiff's notice, upon fulfillment of the preconditions in the agreement and it taking force, it will discontinue the proceeding.

•
In July 2010, a lawsuit and motion for certification as a class action were filed against Bezeq in the Central District Court, alleging that Bezeq offers its customers calling plans for a fixed monthly payment which results in loss of money for the customers for whom the calling plans are not worthwhile, and misleads them. The plaintiff is claiming restitution of the difference between the amount paid by the customers under the monthly calling plan and the amount that they would have paid for a standard calling plan, a sum it estimates at "tens of millions of shekels," as well as compensation of NIS 1,500 ($423) per customer for alleged intrusion of privacy.

•
In September 2010, a lawsuit was filed against Bezeq in the Jerusalem District Court by the Ministry of Communications, the Commander of IDF Forces in Judea and Samaria, and the Civil Administration in Judea and Samaria, in the matter of payment of fees for setting up and operating microwave arteries in Judea and Samaria, in the amount of NIS 74 million ($20.9 million).

•
In October 2010, a lawsuit and motion for certification as a class action were filed against Bezeq in the Tel Aviv District Court in which it is alleged that Bezeq is operating in violation of the Consumer Protection Law in that it fails to provide its customers with a written document stating the details required under that law at the time it effects a change or addition to an ongoing transaction. The plaintiff is petitioning for an order and declaratory relief instructing Bezeq to comply with the aforementioned provisions of the law as well as monetary relief (financial and non-financial) commencing October 10, 2008 through the date of filing the lawsuit, in the amount of NIS 98 million ($27.6 million). In October 2010, similar claims were filed by plaintiffs represented by the same lawyer against Pelephone, Bezeq International and DBS.

•
In January 2011, the following four claims together with applications for their certification as class actions were filed against Bezeq  arising from a malfunction in its network on January 25, 2011: (i) a claim estimated at NIS 104 million ($29 million) in the Nazareth District Court; (ii) a claim estimated at NIS 135 million ($38 million) in the Central District Court; (iii) a claim estimated at NIS 84 million ($24 million) in the Haifa District Court, and (iv) a claim estimated at NIS 217 million ($61 million) in the Tel Aviv District Court.

According to the plaintiffs, Bezeq’s customers were disconnected from the its services and were unable to make proper use of their telephone lines, as a result of which they allegedly suffered various losses.

Pelephone

•
In December 2000, the State of Israel filed a lawsuit in the Tel Aviv District Court, which was subsequently transferred to the Central Region District Court, against Pelephone relating to royalties payable by Pelephone to the State of Israel on Pelephone’s revenues allegedly owed by it to the State of Israel for the period from January 1994 until February 1996. The State is seeking payment in the amount of NIS 260 million ($73.3 million), including principal, linkage differences and interest. An examination conducted as part of a mediation procedure found that the maximum amount of royalties with respect to Pelephone’s revenues from January 1, 1994 to February 7, 1996 was NIS 118 million ($33.3 million) before interest, linkage differences and the sum actually paid. Bezeq undertook to reimburse Pelephone any amount that Pelephone is ordered to pay the State in a final decision for royalties with respect to Pelephone’s revenues for the period from January 1, 1994 to October 10, 1994. Bezeq’s position is that it already paid such royalties to the State of Israel under a settlement agreement between Bezeq and the State of Israel from November 29, 1995 relating to various matters, including royalty payments. In September 2010, a decision was rendered against Pelephone, in which some of the State's allegations were allowed. The sum that Pelephone was required to pay was NIS 150 million ($44.3 million), including principal, linkage and interest, and was paid in October 2010. Pelephone filed an appeal against the ruling in the Supreme Court in October 2010.

•
In September 2001, a lawsuit was filed in the Ramallah District Court by the General Public Palestinian Communications Company Ltd. against Pelephone and another company. The plaintiff alleges that Pelephone and the other defendant have unlawfully been operating landline and cellular communication services in the Palestinian Authority, while allegedly the exclusive right to provide such services has been granted to the plaintiff. The plaintiff is seeking a permanent injunction preventing the defendants from providing such communications services in the areas of the Palestinian Authority, as well as compensation in the amount of NIS 676 million ($190.5 million) solely from Pelephone. Pelephone was informed that the Ramallah Court may have issued a decision in the lawsuit. Enforcement of decisions rendered by a court of the Palestinian Authority may only be executed if approved by the Israeli Ministry of Justice. Pelephone is of the opinion that if such a decision was rendered, it was rendered without jurisdiction. If an attempt is made to serve the decision for the approval of the Israeli Ministry of Justice or to enforce it in any way whatsoever, Pelephone will act to prevent such approval and/or enforcement.

•
In August 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner. The plaintiffs allege that when Bezeq or HOT customers initiate the termination of a call made to the customer from a cellular network there is an excess charge until the call is actually disconnected. The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 100 million ($28.2 million). In a procedural arrangement reached between the parties, it was determined that this lawsuit would be combined with a similar lawsuit filed against the defendants in November 2006, as described above. The hearing on the motion to certify the lawsuit as a class action is underway.

•
In December 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner. The plaintiffs claim that the defendants have exposed them to radiation from cellular antennae that were allegedly unlawfully established and as a result, have caused damage to their health. The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 1 billion ($282 million). The hearing on the motion to certify the lawsuit as a class action is underway.

•
In July 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court. The plaintiffs are seeking the refund of amounts that they allege was unlawfully collected from Pelephone’s subscribers in connection with “dial-on” calls from Bezeq’s information service, late payments and for services provided at Pelephone’s service centers, in violation of Pelephone’s license. The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 240 million ($67.6 million). A decision on the motion is pending.

•
In August 2009, a lawsuit and motion for certification as a class action were filed in the Central Region District Court. The plaintiffs are seeking declaratory relief that Pelephone unlawfully saves text messages sent via its network, an order that Pelephone delete the information, an injunction to prevent Pelephone from saving text messages in the future and monetary relief in an amount to be determined by the Court. The parties are waiting for the Attorney General to provide his position with respect to a settlement reached by the parties.

•
In August 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Shamir Systems Ltd., or Shamir, and Unicell Advanced Cellular Solutions Ltd., or Unicell. The plaintiffs are seeking the refund of amounts allegedly unlawfully collected by the respondents (which are charged through the cellular bill issued by Pelephone) for data services provided by Shamir and Unicell. The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 200 million ($56.4 million). The plaintiffs are also seeking an order instructing the respondents to discontinue the collection of such amount. The hearing on the motion to certify the lawsuit as a class action is underway.

•
In October 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, alleging that Pelephone is in violation of its license in connection with benefits offered to customers and customer commitment periods. The plaintiff is seeking compensation in a total amount, if the lawsuit if certified as a class action, of approximately NIS 331 million ($93.3 million). The hearing on the motion to certify the lawsuit as a class action is underway.

•
In March 2010, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone and Cellcom. The plaintiffs have asserted an unjust enrichment claim against Pelephone on the basis that in alleged violation of its license, Pelephone has allegedly failed to procure insurance covering liability for bodily harm caused by exposure to cellular radiation. The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 4.2 billion ($1.18 billion), of which NIS 2.1 billion ($509 million) is sought from Pelephone. The plaintiffs are also seeking an order instructing Pelephone to obtain such insurance. The hearing on the motion to certify the lawsuit as a class action is underway and the next court date is scheduled for October 2011.

•
In May 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone and three other cellular operators. The plaintiffs claim that the defendants violated their duty to establish cellular antenna sites in the required amount and spread, that they violated their duty to test, repair and provide notice regarding levels of non-ionizing radiation emitted from cellular phones after they have been repaired, and also violated their duty to provide a warning with respect to the hazard involved in the holding of cellular phones. The plaintiffs are seeking aggregate compensation from Pelephone of approximately NIS 3.68 billion ($1.04 billion) and aggregate compensation from all of the defendants of approximately NIS 12 billion ($3.38 billion). The next hearing on the motion to certify the lawsuit as a class action has not been scheduled.

•
In June 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone, alleging that Pelephone unlawfully charges its customers for several services that were not requested by the customers and transferred customers’ details to third party suppliers without their consent. The plaintiff is seeking compensation for personal damages in the amount of NIS 958 (approximately $270). The total amount of the lawsuit if certified as a class action was not indicated in the lawsuit, but the lawsuit estimates it would be hundreds of millions of NIS. The hearing on the motion to certify the lawsuit as a class action is underway and the next court date is scheduled for October 2011.

•
In August 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of NIS. According to the plaintiff, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The plaintiff is also seeking an order instructing Pelephone to cease charging its customers VAT on the services they use outside Israel, and an order instructing that the VAT collected to date on those services be reimbursed.

•
In October 2010, a lawsuit and motion to certify it as a class action were filed in the Tel Aviv District Court against Pelephone. The plaintiff alleged that Pelephone is operating in contravention of the Consumer Protection Law, by failing to provide its customers with a written document containing the details required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. The plaintiff is applying for a writ of mandamus and declaratory relief which will direct Pelephone to comply with the provisions of such law and for monetary damages  of NIS 98 million ($28 million) for the period from October 2008 until the date the claim was filed.

•
In January 2011, a lawsuit and motion for certification as a class action were filed in the Jerusalem District Court against Pelephone. The plaintiff alleged that he purchased two Samsung handsets but was unable to use them for surfing the Internet even though he purchased surfing services The plaintiff is seeking damages in the amount of NIS 150  million ($28 million).

•
On June 6, 2011, a lawsuit and motion to certify it as a class action were filed in the Tel Aviv District Court against Pelephone and three other cellular phone companies. The plaintiff alleged that the defendants sold and continue to sell accessories designed to allow mobile devices to be worn on one’s body in a manner that is contrary to the instructions of the mobile device manufacturers and the Ministry of Health’s recommendations on radiation. According to the plaintiff, he suffered personal damage of NIS 1,000 and is also entitled to reimbursement for the cost of the accessories.  In the plaintiff’s estimation, the total amount sought from Pelephone is approximately NIS 503 million ($42 million).

Bezeq International

•
The following four lawsuits and motions for certification as a class action were filed against Bezeq International by plaintiffs who claim that Bezeq International’s international calling cards to certain foreign destinations provide less than the amount of time indicated on the cards. The plaintiffs in each of the lawsuits also allege that Bezeq International unlawfully deducted the time spent when unsuccessfully attempting to call someone from the card and formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs in each of the lawsuits also petitioned the Court to order Bezeq International to cease the foregoing acts. The hearing on the motion to certify the lawsuits as a class action is underway. The lawsuits are being heard together in the Tel Aviv District Court, although their proceedings have not formally been consolidated.

o
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International, with respect to international calling cards to Nepal. The plaintiffs’ are seeking compensation in the aggregate amount of NIS 115 million ($32.4 million), if the lawsuit is certified as a class action.

o
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International with respect to international calling cards to the Philippines. The plaintiffs’ are seeking compensation in the aggregate amount of NIS 566 million ($159.5 million), if the lawsuit is certified as a class action.

o
In April 2008, a lawsuit and motion for certification as a class action was filed in the Central Region District Court against Bezeq International with respect to international calling cards to Thailand. The lawsuit was subsequently transferred to the Tel Aviv District Court. The plaintiffs are seeking compensation in the aggregate amount of NIS 478 million ($134.7 million), if the lawsuit is certified as a class action.

o
In June 2008, a lawsuit and motion for certification as a class action was filed in the Tel Aviv District Court against Bezeq International with respect to international calling cards to Thailand. The plaintiffs are seeking compensation in the aggregate amount of NIS 478 million ($134.7 million), if the lawsuit is certified as a class action.

•
On May 4, 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International. The plaintiff is seeking reimbursement of excess amounts allegedly unlawfully collected by Bezeq International for services that the plaintiff claims he did not order and for the increase of the rate for Internet access after the first year. The plaintiff is seeking personal compensation in the amount of NIS 2.8 billion ($789 million) and if certified as a class action, in the amount of NIS 216 million ($60.9 million) for the entire class. On June 12, 2011, the court approved the withdrawal of the plaintiff from the lawsuit.

•
On January 24, 2010, a lawsuit and motion for certification as a class action were filed in the Central Region District Court against Bezeq International and four other communication licensees. The plaintiffs are seeking reimbursement of the amounts allegedly unlawfully collected for calls made to the technical support call centers. The total amount of the claim against Bezeq International, if certified as a class action, is NIS 105 million ($29.6 million). The hearing on the motion to certify the lawsuit as a class action is underway.

•
In October 2010, a lawsuit and motion for certification as a class action were filed against Bezeq International in the Tel Aviv District Court, seeking damages in the amount of NIS 39 million ($11 million). The claim alleges that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. Similar claims by other plaintiffs (represented by the same lawyer) were also filed against the Bezeq International, Pelephone and DBS.

Bezeq makes provisions in its financial statements for certain of the legal proceedings to which it is a party. These provisions are aggregated into groups based on the type of activity and claim. As of March 31, 2010, Bezeq has made an aggregate provision of NIS 358 million ($100.1 million) for its pending litigation. Bezeq believes that as of March 31, 2010, its aggregate additional exposure due to claims filed against companies within the Bezeq Group that are unlikely to be realized, amounts to NIS 12.3 billion ($3.47 billion). In addition, Bezeq has not yet assessed additional outstanding claims in the aggregate amount of NIS 233 million ($65.6 million) as of such date. The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved.

DBS

•
On October 3, 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against DBS. The plaintiff claims that due to reception disturbances in DBS’s broadcasts in September 2007, daily malfunctions and long interruptions in television broadcasts were caused to DBS’s subscribers and that DBS’s service center was not operational during such time. The plaintiffs are seeking aggregate compensation of approximately NIS 121 million ($34.1 million), if the lawsuit is certified as a class action. The hearing on the motion to certify the lawsuit as a class action is underway.

•
On  October 7, 2010, a lawsuit was filed in the Tel Aviv District Court against DBS seeking damages of  NIS 98 million ($28 million). According to the plaintiff, DBS did not live up to its obligation to provide the plaintiff and its other customers with a document that outlines their right to cancellation should they make a change and/or addition to the service provided to them under the "ongoing transactions" with it, and according to the plaintiff  the result was that he incurred financial damages of NIS 124 ($35), which is the difference between the payment made in respect of the new converter and the amount paid for the converter prior to the change over a period of three months, and non-financial damage of NIS 50 million ($ 14 million) in respect of harm to personal autonomy. The plaintiff estimated that the total number of members of the relevant group is approximately one million subscribers. The motion is pending. Similar claims (by plaintiffs represented by the same attorney) were also filed against  Bezeq, Pelephone and Bezeq International.

•
On November 1, 2010, a motion for certification of a class action was filed against DBS in the Tel Aviv District Court for NIS 258 million ($73 million). According to the plaintiff, DBS materially violated the provisions of the Consumer Protection Law regarding a transaction for a defined period of time, due to the failure to send a notice to its customers of the end of their term of commitment and its collection of improper payments at the end of the term of commitment. The plaintiff alleged that DBS conditioned the return of the payments unlawfully collected from the customers in the engagement on another long-term commitment. The plaintiff argues that as a result she incurred financial damages of NIS 568 ($160), which is the full amount she paid as subscriber fee after the end of the term of commitment. In addition, the plaintiff is suing for NIS 5,000 ($1,409) as exemplary damages and/or damages in respect of non-financial damage incurred in respect of the alleged breaches of the provisions of the Consumer Protection Law. The plaintiff  estimates that the relevant group for the application for certification is 570,000 customers. On March 31, 2011, DBS filed its response to the motion for certification by refuting the plaintiff’s arguments, indicating: that it had adopted detailed procedures to comply with the provisions of the Consumer Protection Law; that it is in compliance with the obligation imposed on it to notify its customers when an offer ends; and that an error had occurred with respect to the plaintiff which led to her not being identified by DBS's system as a customer approaching the end of her term of commitment. On April 14, 2011, the court approved a motion filed by the parties to withdraw and dismiss the claim.

•
On December 13, 2010, a motion for certification of a class action was filed against DBS in the Tel Aviv District Court seeking NIS 600 million ($169 million) in damages. The plaintiff alleged that DBS violated its obligation to its customers by omitting broadcasts it was committed to air in its “Basic Package,” removed channels without approval, did not comply with the obligation to invest in quality programming and violated its obligations regarding the broadcast of commercials, promos and marketing and commercial content. The plaintiff  alleged  that as a result, he incurred damages estimated at NIS 2,180 ($614). This amount consists of  NIS 1,680 ($473) (10% of the total subscription fee the applicant paid in the seven years he was a subscriber of DBS as damages in respect of the damage he incurred due to non-broadcast of the programming DBS was obligated to air) and non-financial damages of NIS 500 ($141) in respect of harm to personal autonomy. The plaintiff  defined the group as all of the DBS's subscribers during the seven years prior to the filing of the action. He estimates that the group numbers 800,000 subscribers.  The hearing on the motion to certify the lawsuit as a class action is underway.

•
On December 16, 2010, a motion for certification of a class action was filed against DBS in the Tel Aviv District Court seeking NIS 50 million in damages. The plaintiff alleged that DBS violated its obligation to its hearing impaired subscribers in that it did not comply with is obligations under the Equal Rights for Persons with Disabilities Law (1998) and under the Television Broadcasting (Subtitles and Sign Language) Law (2005) and violated the directives of the Council in this regard. In accordance with that allegation, the amount of damages claimed per customer is NIS 10,000. According to the estimate of the plaintiff at least 25,000 of the persons suffering from hearing impairment (of the 50,000 he claims are defined as hearing impaired) are DBS customers. DBS has not yet filed its response to the motion for certification.

Pursuant to an immediate report published by HOT in July 2010 a judgment was entered in an arbitration proceeding between HOT and the Union of composers, Songwriters and publishers of Israeli Music Ltd., or ACUM, regarding the mechanism for calculating the annual royalties in respect of use of works, the rights of which are protected by ACUM. According to the report, the arbitration judgment accepted, in principle, the outline of the royalty calculation model as presented by ACUM, with the exception of certain changes, and determined that this model would also apply to the disputed royalties from 2003 forward, according to a calculation to be performed by the parties to arbitration in a mutually agreeable manner. In November 2010, HOT announced that it disputed the arbitration judgment and filed an appeal of the judgment. Since DBS does not have access to the arbitrator’s judgment, arbitration documents, or the appeal documents, DBS does not know which model was adopted by the arbitrator and the reasoning behind the judgment.

According to ACUM, and this is disputed by DBS, the differences in the royalties to be charged to DBS in respect of 2003 forward, will also be determined in accordance with the decision of the arbitrator. Consequently, DBS management believes that after the arbitration judgment, if not overturned, ACUM will require DBS to pay disputed royalties in material amounts, retroactively, and even to pay royalty payments in the future that are significantly higher than what has been paid to date. In light of the above, DBS revised its estimate of the amount of royalties since 2003. The revision of the royalties estimate was performed according to the outline of the royalty calculation model received from ACUM shortly after the arbitration judgment was entered, while performing the adjustments in accordance with the estimates of DBS management. This then served as the basis for the material provisions DBS established  in its financial statements.

With respect to other copyright organizations, it was agreed with some that payment of royalties would be made for television broadcasts during the term of the engagement with them (expected to expire in 2011 and 2012). With respect to the other organizations, the undisputed amount of royalties is paid, and DBS may be required to pay additional amounts as royalties. DBS does not believe that the amounts it may be required to pay, whether in respect of television broadcasts (following resolution of such disputes) or the transfer of content over other media, will be material.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2010.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (from October, 2007) and the TASE (from November 14, 2007):

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2007	$13.11	$11.53	NIS 52.64	NIS 46.59
2008	$12.77	$3.80	NIS 50.85	NIS 13.97
2009	$22.63	$4.96	NIS 85.47	NIS 18.78
2010	$38.19	$21.13	NIS 133.7	NIS 81.59

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods prior to January 1, 2011), the NASDAQ Global Select Market (for periods subsequent to January 1, 2011) and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2009
First Quarter	$6.34	$4.96	NIS 25.33	NIS 18.78
Second Quarter	$9.04	$5.49	NIS 36.56	NIS 22.79
Third Quarter	$12.30	$8.22	NIS 44.45	NIS 32.26
Fourth Quarter	$22.63	$10.43	NIS 85.47	NIS 38.93

2010
First Quarter	$34.60	$22.50	NIS 125.60	NIS 84.50
Second Quarter	$34.99	$23.20	NIS 127.50	NIS 91.00
Third Quarter	$27.23	$21.13	NIS 101.40	NIS 81.65
Fourth Quarter	$38.79	$26.03	NIS 133.70	NIS 96.95

2011
First Quarter	$39.48	$29.61	NIS 136.90	NIS 109.10
Second Quarter (through June 29)	$35.00	$24.08	NIS 121.70	NIS 86.00

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods prior to January 1, 2011), the NASDAQ Global Select Market (for periods subsequent to January 1, 2011) and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

December 2010	$39.79	$28.88	NIS 133.70	NIS 114.90
January 2011	$39.48	$31.11	NIS 136.90	NIS 118.00
February 2011	$34.38	$30.55	NIS 124.10	NIS 116.10
March 2011	$35.79	$29.56	NIS 109.10	NIS 102.50
April 2011	$35.00	$31.57	NIS 121.70	NIS 110.00
May 2011	$33.00	$28.61	NIS 108.50	NIS 99.00
June 2011 (through June 29)	$29.90	$24.08	NIS 99.00	NIS 86.00

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares were listed on the NASDAQ Global Market in connection with our initial public offering on October 30, 2007 and since January 1, 2011, our ordinary shares have been listed on the NASDAQ Global Select Market. Our ordinary shares have been traded on the TASE since November 14, 2007.

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

Exceptional Holdings; Principal Shareholders. Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications. Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized acquisition is referred to as “Exceptional Holdings.” For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation. In this context, holding 25% of our means of control is presumed to confer significant influence. ”Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

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

In addition, pursuant to the Communications Order, so long as we control Bezeq, any state, corporation controlled by a state or a governmental corporation or a corporation controlled by a governmental corporation cannot control our company. Ownership of our shares, directly or indirectly, by a governmental corporation requires the prior written approval of the Israeli Prime Minister. A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq. Ownership, directly or indirectly, of 5% or more of Bezeq’s outstanding shares or a “significant influence” (as described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense.

Anti-Takeover Provisions; Mergers and Acquisitions

Full Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or any class of shares, as the case may be. If (i) less than 5% of the outstanding shares are not tendered in the tender offer and the majority of the offerees who have no personal interest in the acceptance of the tender offer have accepted the offer; or (ii) less than 2% of the outstanding shares are not tendered in the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court within six months after receipt of the offer to alter the consideration for the acquisition. The Israeli Companies Law allows an acquirer to determine in the terms of the offer that offerees who accepted the offer will not be entitled to appraisal rights. If the terms described above for the completion of a tender offer are not met, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

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

On September 17, 2009, Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) (Amendment) – 2010 were published following which there was an extensive change in Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) – 1986. This amendment applies to loans granted as from October 1, 2009, and also includes transitional provisions regarding loans granted before the effective date of the Amendment. With respect to Section 3(j) of the Ordinance, the interest rate applicable to taxpayers granting a loan in NIS is 3.3% p.a. (this rate may change according to the overall average cost of unlinked credit granted to the public by the banks). Conversely, when the loan is in foreign currency (as defined in the regulations) the interest rate with respect to Section 3(j) is according to the rate of change in the exchange rate of the relevant foreign currency plus 3%. In addition, a special provision was included with respect to determination of the interest rate on a loan in NIS or in foreign currency that was granted in the 14 days before or after a loan with the same terms was received from a non-related party.

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

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder through 2013 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2010.

If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, applicable to qualified dividend income, discussed above, you will be required to make an annual return on IRS Form 8621, and, unless you timely elect to “mark-to-market” your ordinary shares, as described below:

•	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

In addition, our Series A Debentures (including current maturities) are linked to the Israeli consumer price index. Each increase or decrease of 1% in the Israeli consumer price index will result in an increase or decrease in our yearly financial expense by NIS 3.2 million ($0.9 million). We also have marketable securities that are linked to the Israeli consumer price index.

Of the NIS 4.4 billion ($1.24 billion) debt that we incurred in connection with our acquisition of the controlling interest in Bezeq, NIS 2.6 billion ($733 million) is subject to variable interest rates and  NIS 1.4 billion ($394 million) is subject to changes in the Israeli consumer price index.  Accordingly, changes in interest rates and the Israeli consumer price index may have a significant  impact on our financial statements.

As of March 31, 2010,  Bezeq had outstanding  debt of NIS 1.37 billion ($386 million) that is subject to variable interest rates and NIS 3.13 billion ($880 million) that is subject to changes in the Israeli consumer price index.

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. Our cash management policy does not allow us to purchase or hold derivative or commodity instruments, structures or “sub-prime” related holdings (such as auction rate securities and collateralized debt obligation) or other financial instruments for trading purposes.

As of December 31, 2010, we had NIS 64 million ($18 million) in cash and cash equivalents, NIS 319 million ($90 million) in short term deposits and NIS 782 million ($220 million) in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade corporate bonds bearing average annual interest rates of approximately 5.2%, with average maturities of 34 months (maximum maturities of 11 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2010, net unrealized gain/loss in our marketable securities portfolio totaled NIS 20  million ($6 million). We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 6,990,000 of our ordinary shares in our initial public offering on October 30, 2007. The aggregate offering price of the shares sold was $83.9 million. The total expenses of the offering were approximately $8.0 million. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $77.7 million. Such proceeds were initially used to repay $24.3 million of short-term debt and the payment of $262,000 to a former minority shareholder as contingent purchase price consideration.  We utilized the remaining proceeds to acquire our interest in Bezeq.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Our management’s assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal control over financial reporting of Bezeq, whose controlling interest was acquired by us during 2010, and its results are included in our consolidated financial statements for the year ended December 31, 2010. As reflected elsewhere in this Annual Report on Form 20-F, Bezeq accounted for substantially all of our revenues in 2010.

Our independent auditors, Somekh Chaikin, a member firm of KPMG International, have issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in page F-3 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares. The acquisition represents a material change in internal control over financial reporting since management’s  last assessment of the effectiveness of our company’s internal controls over financial reporting. The Bezeq Group utilizes separate information and accounting systems and processes and it was not possible to complete an evaluation and review of Bezeq’s internal control over financial reporting since the acquisition was completed.

With the exception of the acquisition of the controlling interest in Bezeq as noted above, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the aggregate fees billed to us, Internet Gold, Bezeq, Pelephone and Bezeq International by the independent registered public accounting firm that prepares their financial statements.  All of such fees were pre-approved by the relevant committee for the examination of the financial statements.

Year Ended December 31,
Services Rendered	2009	2010
Audit (1)	NIS 480,000	NIS 4,168,000
Audit-related(2)	NIS 962,000	NIS 332,000
Tax (3)	NIS 40,000	NIS 242,000

Total	NIS 1,482,000	NIS 4,742,000
____________
(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)
Audit related fees are the aggregate fees billed for assurance and related services that are not reported under audit fees. These fees include internal controls review serviced as well as agreed upon procedures for certain regulatory matters.

(3)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International. Somekh Chaikin also acts as Bezeq’s independent registered public accounting firm.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commision, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2008, our Board of Directors authorized the repurchase of up to NIS 38 million or $10 million of our ordinary shares in the open market from time to time at prevailing market prices. We did not repurchase any of our ordinary shares in 2008 and 2010. In 2009, we repurchased 19,230 ordinary shares under the program at a total purchase price $114,743, or an average price of $6.00 per share.

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

•
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

•
The requirement that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association. Our articles of association do not provide otherwise. Any compensation arrangement with an office holder who is not a director, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least a majority of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed 2% of all of the voting rights in the company.

•
The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

•
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

ITEM 18. FINANCIAL STATEMENTS

\
ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant (2)

2.1	Specimen of Ordinary Share Certificate (1)

4.1	Trust Deed between the Registrant and Shiff Hezenfortz Trustees (2004) Ltd. dated March 8, 2007 (1)

4.2	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007 (1)

4.3	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd. (1)

4.4	Share Purchase Agreement dated October 25, 2009, between the Registrant and Ap.Sb.Ar. Holdings Ltd (3)

4.5	First Amendment to the Share Purchase Agreement dated as of March 28, 2010, between B Communications (SP2) Ltd. and Ap.Sb.Ar. Holdings Ltd. (4)

4.6	Asset Purchase Agreement dated November 16, 2009, between Ampal Communication 2010 Ltd., the Registrant and Merhav Ampal Energy Ltd., as Guarantor (5)

4.7	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communication to members of the Eurocom Group on April 13, 2010 (6)

4.8
English translation of Credit Agreement dated February 11, 2010 between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as Lenders) (7)

4.9	English translation of Loan Agreement dated February 18, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group (8)

4.10
English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassa Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders) (9)

4.11
English translation of Addendum and Amendment No. 2 the Credit Agreement dated February 11, 2010, dated June 26, 2011, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee) and the Lenders

4.12
English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group (10)

4.13	2007 Equity Incentive Plan (1)

4.14	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.

4.15	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 20, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm ( with respect to B Communications Ltd.)

15.2	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm ( with respect to Bezeq The Israel Telecommunication Corporation Limited)

15.3	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm ( with respect to DBS Satellite Service (1998) Ltd.)

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(3)	Filed as Exhibit 4.4 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(4)	Filed as Exhibit 4.5 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(5)	Filed as Exhibit 99.2 to Registrant’s Report on Form 6-K for the month of May 2010 submitted to Securities and Exchange Commission on May 24, 2010, and incorporated herein by reference.
(6)	Filed as Exhibit 4.7 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(7)	Filed as Exhibit 4.8 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(8)	Filed as Exhibit 4.9 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(9)	Filed as Exhibit 4.10 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(10)	Filed as Exhibit 4.11 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

B Communications Ltd.

Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
B Communications Ltd.

We have audited the accompanying consolidated statements of financial position of B Communications Ltd. and its subsidiaries (hereinafter - “the Company”) as at December 31, 2009 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 - Control and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

The Company acquired “Bezeq” The Israel Telecommunication Corp Limited. (“Bezeq”) during 2010, and the Company’s management excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Bezeq. As reflected in the financial statements, Bezeq accounted for substantially all of the Company’s revenues in 2010.  Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Bezeq.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

June 30, 2011

B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

		December 31		Convenience translation into U.S. dollars (Note 2D)
		2009	2010	2010
		NIS	NIS	US$

Assets
Cash and cash equivalents	8	940	383	108
Investments, including derivatives	9	99	789	222
Trade receivables	10	–	2,701	761
Other receivables	10	8	228	65
Inventory		–	177	50
Current tax assets		–	3	1
Assets classified as held-for-sale	7	1,362	194	55

Total current assets		2,409	4,475	1,262

Investments, including derivatives	9	–	129	36
Long-term trade and other receivables	10	–	1,114	314
Property, plant and equipment	11	–	7,392	2,083
Intangible assets	12	–	9,163	2,582
Deferred and other expenses	13	–	423	119
Investment in equity-accounted investee (mainly loans)	14	–	1,084	305
Deferred tax assets	21	1	254	71

Total non-current assets		1	19,559	5,510

Total assets		2,410	24,034	6,772

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		December 31				Convenience translation into U.S. dollars (Note 2D)
		2009		2010		2010
	Note	NIS		NIS		US$

Liabilities
Short-term bank credit, current maturities of long-term liabilities and debentures	15	506		1,380		389
Trade payables	16	–		1,061		299
Other payables, including derivatives	16	21		816		229
Loans from parent company	33	326		–		–
Current tax liabilities		24		346		98
Deferred income		–		34		9
Provisions	17	–		251		71
Employee benefits	20	–		269		76
Liabilities classified as held-for-sale	7	270		–		–
Total current liabilities		1,147		4,157		1,171

Debentures	15	342		2,776		782
Bank loans	15	–		6,138		1,730
Loans from institutions and others	15	–		541		152
Employee benefits	20	–		305		86
Other liabilities	15	–		150		42
Provisions	17	–		69		20
Deferred tax liabilities	21	–		1,555		438
Total non-current liabilities		342		11,534		3,250

Total liabilities		1,489		15,691		4,421

Equity	25
Share capital		3		3		1
Share premium		618		1,057		298
Treasury shares		(*	)	(*	)	( **	)
Other reserves		1		(22)		(6)
Retained earnings		299		174		49

Total equity attributable to equity holders of the Company		921		1,212		342
Non-controlling interests		–		7,131		2,009

Total equity		921		8,343		2,351

Total liabilities and equity		2,410		24,034		6,772

Date of approval of the financial statements: June 30, 2011

*	Represent an amount less than NIS 1.
**	Represent an amount less than US$ 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except share data)

					Convenience translation into U.S. dollars (Note 2D)
		2008	2009	2010	2010
	Note	NIS	NIS	NIS	US$

Revenues	26	1,106	1,173	8,657	2,439

Cost and expenses
Depreciation and amortization		112	98	2,294	646
Salaries	27	161	158	1,488	419
General and operating expenses	28	694	749	3,640	1,026
Other operating expenses, net	29	7	2	5	1

		974	1,007	7,427	2,092

Operating income		132	166	1,230	347

Financing expenses (income)
Finance expenses		65	49	600	169
Finance income		(8)	(85)	(313)	(88)

Finance expenses (income), net	30	57	(36)	287	81

Income after financing expenses (income), net		75	202	943	266

Share of losses in equity-accounted investee	14	–	–	235	66

Income before income tax		75	202	708	200

Income tax	21	22	55	385	109

Net income for the year		53	147	323	91

Income (loss) attributable to:
Owners of the company		53	147	(140)	(39)
Non-controlling interests		–	–	463	130

Net income for the year		53	147	323	91

Earnings per share
Basic income (loss) per share	32	2.08	5.81	(4.83)	(1.36)
Diluted income (loss) per share	32	2.08	5.81	(4.93)	(1.39)

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

					Convenience translation into U.S. dollars (Note 2D)
		2008	2009	2010	2010
	Note	NIS	NIS	NIS	US$

Net income for the year		53	147	323	91

Other comprehensive income
Net change in fair value of available-for-sale financial assets		(21)	54	–	–
Net change in fair value of available-for-sale financial assets transferred to profit or loss		2	(35)	(1)	(* )
Defined benefit plan actuarial gains (losses), net	20	(5)	(1)	15	4
Income tax on other comprehensive income	21	6	(4)	(2)	(1)
Other comprehensive income for the year, net of tax		(18)	14	12	3

Total comprehensive income for the year		35	161	335	94

Attributable to:
Owners of the Company		35	161	(137)	(39)
Non-controlling interests		–	–	472	133

Total comprehensive income for the year		35	161	335	94

* Represent an amount less than US$ 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(in millions except share data)

	Share capital					Capital reserve for financial
	Number of Shares(*)		Share	Treasury		assets available-	Retained
	NIS 0.1 par	Amount	premium	Shares		for-sale	earnings	Total
	value	NIS	NIS	NIS		NIS	NIS	NIS

Balance as at January 1, 2008	25,360,000	3	612	–		–	96	711

Changes during 2008:
Share-based compensation	–	–	–	–		–	3	3
Other comprehensive income, net of tax	–	–	–	–		(14)	(4)	(18)
Net income for the year	–	–	–	–		–	53	53
Comprehensive income for the year	–	–	–	–		(14)	49	35
Balance as at December 31, 2008	25,360,000	3	612	–		(14)	148	749

Balance as at January 1, 2009	25,360,000	3	612	–		(14)	148	749

Changes during 2009:
Share-based compensation	–	–	–	–		–	5	5
Treasury shares at cost	(19,230)	–	–	(*	)	–	–	(*	)
Contributions by parent company and ultimate parent company	–	–	6	–		–	–	6
Other comprehensive income, net of tax	–	–	–	–		15	(1)	14
Net income for the year	–	–	–	–		–	147	147
Comprehensive income for the year	–	–	–	–		15	146	161
Balance as at December 31, 2009	25,340,770	3	618	(*	)	1	299	921

* Represent an amount less than NIS 1.

B Communications Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(in millions except share data)

	Attributable to owners of the Company											Convenience
	Share capital											translation
	Number of									Non-		into U.S.
	Shares(1)			Share	Treasury		Other	Retained		Controlling	Total	dollars
	NIS 0.1 par	Amount		premium	Shares		reserves (2)	earnings	Total	interests	equity	(Note 2D)
	value	NIS		NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2010	25,340,770	3		618	(*	)	1	299	921	–	921	260

Changes during 2010:
Exercise of options	1,100,000	(*	)	40	–		–	–	40	–	40	11
Share-based compensation	–	–		–	–		–	11	11	–	11	3
Share-based compensation in subsidiary	–	–		–	–		–	–	–	52	52	15
Issuance of shares, net	3,448,275	(*	)	399	–		–	–	399	–	399	113
Increase in the rate of holding in a subsidiary	–	–		–	–		(2)	–	(2)	(9)	(11)	(3)
Non-controlling interests with respect to the acquisition of Bezeq	–	–		–	–		–	–	–	9,118	9,118	2,569
Exercise of options in a subsidiary	–	–		–	–		(20)	–	(20)	30	10	3
Non-controlling interests with respect to other business combination	–	–		–	–		–	–	–	63	63	18
Dividends to Non-controlling interests	–	–		–	–		–	–	–	(2,597)	(2,597)	(732)
Transfers by non-controlling interests	–	–		–	–		–	–	–	2	2	–
Other comprehensive income, net of tax	–	–		–	–		(1)	4	3	9	12	3
Net income (loss) for the year	–	–		–	–		–	(140)	(140)	463	323	91
Comprehensive income for the year	–	–		–	–		(1)	(136)	(137)	472	335	94

Balance as at December 31, 2010	29,889,045	3		1,057	(*	)	(22)	174	1,212	7,131	8,343	2,351

(1)	Net of shares held by the Company.
(2)	Including translation reserve, reserve from available-for-sale assets and reserve from transaction with non controlling interest.

*	Represent and amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Cash flows from operating activities
Net income for the year	53	147	323	91

Adjustments:
Depreciation	43	33	1,065	300
Amortization of intangible assets	42	41	1,209	341
Amortization of deferred and other expenses	27	24	20	5
Share of losses of equity accounted investees	–	–	235	66
Finance expenses (income), net	75	(41)	321	90
Capital gain, net	–	–	(29)	(8)
Expenses for derivatives, net	–	–	10	3
Share-based compensation	3	5	63	18
Income tax expenses	22	55	385	109
Gain on redemption of Company’s debentures	(3)	–	–	–
Proceeds from derivatives, net	–	–	10	3

Change in inventory	–	–	5	2
Change in trade and other receivables	(14)	(3)	(126)	(35)
Change in trade and other payables	(4)	21	71	19
Changes in provisions	–	–	(207)	(58)
Changes in employee benefits	(3)	(4)	(192)	(54)
Change in deferred income	(* )	(* )	–	–
Net income tax paid	(23)	(30)	(557)	(157)

Net cash provided by operating activities	218	248	2,606	735

Cash flows from investing activities
Bezeq acquisition net of cash acquired	–	–	(5,344)	(1,506)
Acquisitions of other subsidiaries, net of cash acquired	–	–	(144)	(41)
Purchase of property, plant and equipment	(47)	(46)	(998)	(281)
Investment in intangible assets and deferred expenses	(46)	(112)	(254)	(72)
Proceeds from the sale of property, plant and equipment and other assets	–	–	115	33
Change in investments, net	(258)	214	(679)	(191)
Proceeds from sale of the Company’s legacy communication business	–	–	1,196	337
Proceeds from disposal of investments and long-term loans	–	–	8	2
Acquisition of investments and long term loans	–	–	(3)	(1)
Interest received	6	7	20	6

Net cash (used in) provided by investing activities	(345)	63	(6,083)	(1,714)

* Represent an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Cash flows from financing activities
Loans received	–	217	7,725	2,176
Proceeds from issuance of debentures, net	–	–	395	112
Repayment of debentures	–	(55)	(547)	(154)
Redemption of Company’s debentures	(16)	–	–	–
Repayment of loans and long-term Liabilities	(3)	(3)	(1,395)	(393)
Net short-term borrowing	(3)	448	(450)	(127)
Interest paid	–	(45)	(346)	(97)
Dividends paid by Bezeq to non-controlling interests	–	–	(2,597)	(732)
Transfers by non-controlling interests	–	–	2	1
Increase in the rate of holding in a subsidiary	–	–	(14)	(4)
Exercise of options	–	–	50	14
Proceeds from issuance of shares, net	–	–	97	26
Purchase of treasury shares	–	(* )	–	–

Net cash (used in) provided by financing activities	(22)	562	2,920	822

Net increase (decrease) in cash and cash equivalents	(149)	873	(557)	(157)
Cash and cash equivalents as at the beginning of the year	230	61	940	265
Effect of exchange rate fluctuations on cash and cash equivalents	(20)	6	–	–

Cash and cash equivalents as at the end of the year	61	940	383	108

* Represent an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 – Reporting Entity

B Communications Ltd. (hereinafter - “the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2010 include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (hereinafter - IGLD or Internet-Gold) and its ultimate parent is Eurocom Holdings (1979) Ltd. (hereinafter - Eurocom).

In January 2010, the Company completed the sale of its legacy communication business to a wholly-owned subsidiary of Ampal-American Israel Corporation (hereinafter - Ampal). For more details see Note 7.

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Limited (hereinafter - Bezeq) and became the controlling shareholder of Bezeq. Bezeq securities are registered for trade on the Tel Aviv Stock Exchange. As at December 31, 2010 the Company held 30.31% of the outstanding shares of Bezeq. For more details see Note 5.

The securities of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized to be issued by the Company’s Board of Directors on June 29, 2011.

B.	Definitions
In these financial statements –

(1)
International Financial Reporting Standards (IFRS) – Standards and interpretations that were adopted by the IASB and which include international financial reporting standards and international accounting standards (IAS), along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 – Basis of Preparation (cont’d)

B.	Definitions (cont’d)

(2)	The Company: B Communications Ltd.

(3)	The Group: B Communications Ltd. and its subsidiaries, as listed in Note 14 - Investees.

(4)	Parent company: Internet Gold - Golden Lines Ltd.

(5)	Bezeq: Bezeq The Israel Telecommunication Corporation Limited.

(6)	Bezeq Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 14 – Investees.

(7)	Pelephone: Pelephone Communications Ltd.

(8)	Subsidiaries: Companies including a partnership, whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(9)
Jointly controlled companies: Companies owned by various entities that have a contractual agreement for common control, and whose financial statements are consolidated with those of the Company using the proportionate consolidation method.

(10)	Associated companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on an equity basis.

(11)	Investees: Subsidiaries, Jointly-controlled companies or associates.

(12)	Related party - As defined in IAS 24, Related Party Disclosures.

(13)	Israeli CPI - The consumer price index as published by the Israeli Central Bureau of Statistics.

C.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 – Basis of Preparation (cont’d)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2010, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2010 (NIS 3.549 = US$1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRSs translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

●	Financial instruments, including financial derivatives, at fair value through profit or loss.
●	Financial assets classified as available-for-sale at fair value.
●	Equity accounted investments.
●	Deferred tax assets and liabilities.
●	Provisions.
●	Liabilities for employee benefits.
●	Liabilities for cash-settled share-based payment arrangements.

The methods used to measure fair value are explained in Note 4. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

F.	Operating cycle

The Group’s operating cycle is up to one year. As a result, the current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

G.	Classification of expenses recognized in the statement of income

The classification of costs and expenses recognized in the statement of income is based on the nature of the expenses. Classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 – Basis of Preparation (cont’d)

H.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments and use estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It is clarified that actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience. In exercising its judgment when making the estimates, management relies on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by the management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

●	Note 10-	Provision for doubtful debts.
●	Note 21-	Use of losses for tax purposes and deferred tax assets and liabilities recognized.
●	Note 11-	Estimated useful life and residual value of items of property, plant and equipment and intangible assets.
●	Note 12-	Measurement of recoverable amounts of cash-generating units.
●	Note 14-	Investment in investees at fair value.
●	Notes 17 and 22-	Provisions and contingent liabilities.
●	Note 20-	Measurement of employee benefit liabilities.
●	Note 31-	Measurement of share-based payments.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

(1)	Business combinations

The Group has opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 - Consolidated and Separate Financial Statements (2008) as from January 1, 2008.

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date.

The acquisition date is the date on which the acquirer obtains control over the acquire. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer de facto control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position. On the acquisition date the acquirer recognizes a liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquire and the carrying amount at that date is recognized in the statement of income under other operating income.

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. For assessment of impairment of goodwill, see section I below.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

A.	Basis of consolidation (cont’d)

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities due to legal control and de facto control. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(3)	Jointly-controlled companies

The consolidated financial statements comprise the financial statements of the jointly-controlled company where the shareholders have a contractual arrangement that establishes common control and whose financial statements are consolidated with those of the Groups using the proportionate consolidation method. The Group combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly-controlled company with similar items in its financial statements. Significant intra group balances and transactions and profits or losses resulting from transactions between the Group and the jointly-controlled company are eliminated to the extent of the interest in the jointly-controlled company.

(4)	Non-controlling interests

Non-controlling interests comprise the equity of subsidiaries that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquire, on a transaction-by-transaction basis.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

(5)	Put option granted to non-controlling shareholders

The Group granted non-controlling shareholders a put option to sell part or all of their interests in several subsidiaries to the Group for a specified period of time. On the date of grant, the options that were granted to the non-controlling interests were classified as a financial liability. The Group recognizes, at each reporting date, financial liabilities measured by the estimated present value of the consideration when exercising the put option. Changes therein are recognized in the statement of income. If the option is exercised in subsequent periods, the consideration from the exercise is accounted for as a settlement of a liability. If the option expires, the expiry is accounted for as sale of the investment in subsidiary.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

A.	Basis of consolidation (cont’d)

(6)	Special purpose entity

Special purpose entities (SPE) are consolidated if, based on an evaluation of the substance of their relationship with the Group and the SPEs’ risks and rewards, the Group concludes that it controls the SPE’s.

(7)	Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date significant influence is obtained. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Group’s share in the income and expenses of equity-accounted investees and adjustments to align the accounting policy with that of the Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Group’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

When the Group holds additional long-term interests in the associate, which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different from the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate based on its proportionate share in the additional interests according to the percentage of the Company’s participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. Impairment loss for these investments is attributable to the entire investment and not to assets comprising the investment, such as goodwill. Therefore, the Group recognizes the reversal of losses recognized for equity-accounted investments when their recoverable amount increases.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

A.	Basis of consolidation (cont’d)

(8)	Transactions eliminated on consolidation

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

C.	Financial instruments

(1)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, and debentures issued and loans taken by the Group.

Initial recognition of financial assets

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfils its obligations under the contract.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative financial instruments (cont’d)

The Group classifies financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in the statement of income as incurred. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

Available-for-sale financial assets

The Group’s investments in shares and certain debt instruments are classified as available-for-sale financial assets. Subsequent to initial recognition, these investments are measured at fair value and changes therein, other than impairment losses and foreign currency differences are recognized directly in other comprehensive income and presented within equity in a reserve for available-for-sale financial assets. A dividend received for available-for-sale financial assets is recognized in the statement of income on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Non-derivative financial liabilities
The Group has non-derivative financial liabilities as follows: debentures, loans and borrowings from banks, trade and other payables.

Financial liabilities are initially recognized at fair value net of any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative financial instruments (cont’d)

Non-derivative financial liabilities (contd.)
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, among other things, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of Israeli CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its exposure to foreign currency, the Israeli CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(3)	Israeli CPI-linked assets and liabilities that are not measured at fair value

The value of Israeli CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the Israeli CPI.

(4)	Share capital

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

D.	Property, plant and equipment

(1)	Recognition and measurement

Property and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major components of property and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment, and are recognized net within other income in profit or loss.

(2)	Subsequent costs

The cost of replacing a component of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

D.	Property, plant and equipment (cont’d)

(3)	Capitalization of borrowing costs

Specific and non-specific borrowing costs are capitalized as qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

(4)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. Depreciation of an asset starts when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Years	Principal depreciation rate (%)

NGN equipment	8	12
Digital switching equipment	4-10	25
Transmission and power equipment	5-10	20
Network equipment	5-25	4
Terminal equipment (cellular)	2-3	33
Subscriber equipment	5	20
Vehicles	7	15
Internet equipment	4-7	20
Office equipment	5-16	10
Electronic equipment, computers and internal communication systems	3-7	33
Cellular network	5-10	10
Buildings	25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

E.	Assets held for sale

Assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

F.	Intangible assets

(1)	Goodwill and brand name

Goodwill and brand name that arise upon the acquisition of subsidiaries are included in intangible assets. For information on measurement of goodwill and brand name at initial recognition, see Section A(1) above.

In subsequent periods goodwill and brand name are measured at cost less accumulated impairment losses.

(2)	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially feasible; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

(3)	Subscriber acquisition

Direct sale commissions paid to dealers and salespersons in respect of sales and upgrades to subscribers who have entered into a contract with the Company to purchase services are recognized as an intangible asset. Fees are capitalized if the Company is entitled to a refund in respect of those fees from services contracts. Amortization expenses are recognized in the statement of income over the period of the subscribers’ commitments (between 12 and 36 months), on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

F.	Intangible assets (cont’d)

(4)	Software

The Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

(5)	Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the date of use of the frequencies.

(6)	Other intangible assets
Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

(7)	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

(8)	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value.

Amortization, except for goodwill, brand name and customer relationships, is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name are not systematically amortized but are reviewed for impairment.

Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

F.	Intangible assets (cont’d)

Estimated useful lives for the current and comparative periods are as follows:

Capitalized development costs	4 - 7 years

Other rights	3 - 10 years, depending on the useful life

Subscriber acquisition costs	Depending on the contractual commitment with the subscriber

Frequency usage right	Over the term of the license for 13.6 years starting from the date of use of the frequencies

Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

Customer relationships	10 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

G.	Leased assets

Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Other leases are operating leases and the leased assets are not recognized in the Group’s statement of financial position.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

H.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

I.	Impairment

(1)	Financial assets
The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

When testing available-for-sale financial assets that are equity instruments for impairment, the Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

I.	Impairment (cont’d)

(2)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Group assesses the recoverable amount of goodwill, brand name and assets which are unavailable for use once a year, or more frequently if there and indications of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing usage that are largely independent of other assets or groups of assets (“cash-generating unit”). For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

Impairment losses are recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

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

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

J.	Employee benefits

(1)	Post-employment benefits
The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

	A.	Defined contribution plans

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. See Note 20A below.

	B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the cost of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Group’s obligation. The calculation is performed by a qualified actuary. See Note 20B below.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan.

Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Group has executive insurance policies that were issued before 2004 according to which the profit in real terms is linked to the Israeli CPI and accumulated on the severance pay component that will be paid to the employees upon their retirement. In respect of such policies, plan assets include both the balance of the severance pay component and the balance of the profit in real terms (if any) on the severance pay deposits that accumulated until the reporting date, and are presented at fair value.

These plan assets are for a defined benefit plan that includes two liability components: The defined benefit plan for compensation, which is calculated actuarially as aforesaid, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured at the balance of the actual profit in real terms that accumulated at the reporting date.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

J.	Employee benefits (cont’d)

(2)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(3)	Benefits for early retirement and dismissal

Employment termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has communicated an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(4)	Short-term benefits

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(5)	Share-based payments

The fair value on the grant date of options for Group shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognized an expense in respect of the awards whether or not the conditions have been met.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as an expense or income in the statement of income.

K.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

K.	Provisions (cont’d)

(1)	Legal claims
Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

	A.	More likely than not – more than 50% probability
	B.	Possible – probability higher than unlikely but less than 50%
	C.	Remote – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few recently commenced legal proceedings for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 22 describes the amount of additional exposure due to contingent liabilities that are likely to be realized and contingent liabilities that are unlikely to be realized, however the maximum possible loss from the claim could place the continuation of the Group’s operations at risk in the current format.

(2)	Onerous contracts

A provision for onerous contracts is recognized when the benefits expected to be derived by the Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contracts. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(3)	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements in which the Group has undertaken to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

(4)	Warranty

A subsidiary recognizes a provision for warranty in respect of the first-year of free maintenance for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damage. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

L.	Revenues

Prior to the Bezeq acquisition revenues derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services. Revenue was recognized when the services were provided, the amount of revenue could be measured reliably and recovery of the consideration was probable.

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

After the Bezeq acquisition the Group’s revenues are mainly composed from revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenue is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(1)	Equipment sales

Revenue from sales of terminal equipment is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenue from the sale of terminal equipment to subscribers in long-term credit arrangements is recognized upon delivery to the customer at the present value of the future cash flows expected from them, at the market interest rate for transactions of this kind. Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the interest method.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

L.	Revenues (cont’d)

(2)	Revenues from services

Revenue from services rendered is recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenue from calls, including revenue from prepaid call cards, is recognized when the call is made by the customer.

(3)	Multi-component sales agreements

For multi-component transactions in which terminal equipment is sold together with the customer’s undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenue to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

(4)	Reporting of gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenue is recognized on a net basis. However, when the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenue is recognized on a gross basis.

M.	Financing income and expenses

Financing income comprises interest income from deposits, dividend income, interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income (except for gains from hedging copper prices recognized in other operating income). Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized on the date that the Group’s right to receive payment is established

Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

Financing expenses comprise interest expense on borrowings, debentures issued, commissions paid, changes in time value of provisions, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), financing expenses for legal claims and losses on hedging instruments that are recognized in the statement of income.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

N.	Income tax expense

Income tax expense consists of current and deferred tax. Income tax expenses are recognized in the statement of income except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and include changes in the tax payments relating to prior years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, carry-forward losses that are not expected to be utilized in the foreseeable future, and differences arising from investment in subsidiaries if it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

O.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise warrants and share options granted to employees.

P.	Segment reporting

An operating segment is a component of the Group that meets three conditions as follows:

(1)	It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.

(2)	Its operating results are reviewed regularly by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(3)	Separate financial information is available in its respect.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

Q.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

R.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2010) – Financial Instruments. This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.
In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.
The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39.
The Standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs, set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effect of adopting the Standard on the financial statements.

(2)	IAS 24 (2009) Related Party Disclosures. The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Group is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the Standard on its financial statements.

(3)	A new suite of accounting standards on Consolidation, Joint Arrangements and Disclosure of Involvement with Other Entities.

Presented hereunder are the new standards that were issued:

A)
IFRS 10 Consolidated Financial Statements (hereinafter –IFRS 10). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee (and there is a link between power and return).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

R.	New standards and interpretations not yet adopted (cont’d)

Presented hereunder are certain key changes from the current consolidation guidance:

•
IFRS 10 introduces a model that requires applying judgment and analyzing all the relevant facts and circumstances for determining who has control and is required to consolidate the investee. This is reflected in, among other things, the need to understand the design and purpose of an investee and the need to take into account evidence of power. Furthermore, the model explicitly requires identifying the investee’s activities as part of the control assessment.

	•	IFRS 10 introduces a single control model that is to be applied to all investees, both those presently in the scope of IAS 27 and those presently in the scope of SIC-12.
	•	De facto power should be considered when assessing control. This means that the existence of de facto control could require consolidation.
	•	When assessing control, all “substantive” potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered.
	•	IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee.
	•	IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), that is over specified assets of the investee.
	•	IFRS 10 provides a definition of protective rights.
	•	The exposure to risk and rewards of an investee does not, on its own determine that the investor has control over an investee, rather it is one of the factor of control analysis.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted provided that the entire consolidation suite is adopted at the same time.

B)	IFRS 11 Joint Arrangements (hereinafter – IFRS 11). IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures (hereinafter – IAS 31) and amends part of the requirements in IAS 28 Investments in Associates.

IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control. Joint arrangements are divided into two types: a joint operation and a joint venture.

The key changes from current guidance are as follows:

•
Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

	•	Joint operations – The parties with joint control have rights to the assets and obligations for the liabilities, relating to the arrangement.

The accounting treatment of joint operations is similar to the accounting treatment in IAS 31 for jointly controlled assets and operations. This means that assets, liabilities and transactions are recognized and accounted for according to the relevant standards.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

R.	New standards and interpretations not yet adopted (cont’d)

Joint operations include joint arrangements that are not structured in a separate vehicle (like jointly controlled assets and jointly controlled operations per their definition in IAS 31), and joint arrangements in which there is a separate vehicle but the legal form, contractual arrangement or other signs indicate that the parties with joint control have rights to the assets and obligations for the liabilities, relating to the arrangement.

• Joint ventures – The parties with joint control have rights to the net assets of the arrangement.
Joint ventures shall only be accounted for using the equity method, meaning that the option to apply the proportionate consolidation method is removed.

Joint ventures are joint arrangements structured in a separate vehicle that the legal form, contractual arrangement or other signs indicate that the parties with joint control do not have rights to the assets and obligations for the liabilities, relating to the arrangement.

•
Accounting treatment of loss of joint control when significant influence is retained – IAS 28 eliminates the existing requirement to remeasure to fair value the retained interest in the associate on the date of losing joint control.

IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time.

C)	IFRS 12 Disclosure of Involvement with Other Entities (hereinafter – IFRS 12). IFRS 12 contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities.

Structured entities are entities that are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity (Special Purpose Entities under current guidance are likely to meet the definition of structured entities). The definition of rights in IFRS 12 is broad and includes contractual and/or non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity.

The purpose of the new disclosure requirements is to enable the users of the financial statements to understand the nature and the risks associated with its interests in other entities, and to understand the effect of such interests on the entity’s financial position, results of operations and cash flows. This is reflected in broad and extensive disclosure requirements, including among other: significant judgments and assumptions made in determining the nature of interests in entities and arrangements, interests in subsidiaries, interests in joint arrangements and in associates and interests in structured entities.

IFRS 12 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 – Significant Accounting Policies (cont’d)

R.	New standards and interpretations not yet adopted (cont’d)

Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

The Group has not yet started assessing the effects of adopting IFRS 10, 11 & 12 and related amended standards in its financial statements.

(4)
IFRS 13 Fair Value Measurement (hereinafter – IFRS 13). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exception to fair value measurement that currently exist in certain standards.

IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share-based payment transactions within the scope of IFRS 2 and leasing transactions within the scope of IAS 17. IFRS 13 does not apply to measurements that are similar to but not fair value (such as net realizable value and value in use).

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Group has not yet started assessing the effects of adopting IFRS 13 in its financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 – Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Investment in securities

The fair value of investments in shares and debentures is determined by reference to their quoted closing bid price at the reporting date or with consideration of available market information (such as the use of interest curves).

B.	Trade receivables

The fair value of trade receivables is based on the present value of the future cash flows, discounted at the market interest rate on the transaction date. Subsequent to initial recognition, the fair value of trade and other receivables, for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market interest rate at the reporting date.

C.	Derivatives

The fair value of forward exchange contracts, the Israeli CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate.

D.	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of fixed assets is the estimated amount for which property, plant and equipment could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties each acted knowledgeably. The fair value of items of plant, equipment, fixtures and fittings are valued by an external appraiser using the depreciated replacement cost method. Depreciated replacement cost estimates reflect adjustments for physical deterioration as well as functional and economic obsolescence of the fixed asset.

E.	Intangible assets

The fair value of a brand acquired in a business combination is based on the relief from royalty methodology, according to which the brand value is estimated by discounting the appropriate amount of the royalty payments, which the user of the asset would pay for the use of the asset had it not owned the asset. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 – Determination of Fair Values

F.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

G.	Share-based payment transactions

The fair value of employees share options and of cash-settled share based payments is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected due to publicly available information), the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Non-vesting conditions are taken into account in the calculation of fair value. See also Note 31.

Outstanding share options as at the date of a business combination of the acquiree that are fully vested are part of the non-controlling interest in the acquiree and were measured at their market-based measure using the Black-Scholes model. Those share options that are unvested were measured at their market-based measure (using the same model) as if the acquisition date were the grant date.

The market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the share-based payment transaction.

Note 5 – Acquisition of Subsidiaries

A.	Bezeq The Israel Telecommunication Corporation Limited

On April 14, 2010, the Company completed the acquisition of 30.44% of Bezeq’s outstanding shares, for an aggregate cash purchase price of approximately NIS 6.5 billion, and became the controlling shareholder of Bezeq. As a result the Company began consolidating Bezeq’s results into its financial statements as of the transaction date. The transaction was made through the Company’s wholly-owned subsidiary, B Communications (SP2) Ltd. (hereinafter - “SP2”).

The Company financed the Bezeq acquisition with a combination of (i) available cash, (ii) proceeds that the Company received from the sale of its legacy communications business, see Note 7 (iii) a NIS 4.6 billion loan from certain banking and financial institutions led by Bank Hapoalim Ltd received by SP2, see note 15B(1), and (iv) a NIS 500 loan from Migdal Insurance and Financial Holdings Ltd. received by B Communications (SP1) Ltd. (hereinafter - “SP1”), a wholly-owned subsidiary of the Company, see note 15B(2).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 – Acquisition of Subsidiaries (cont’d)

A.	Bezeq The Israel Telecommunication Corporation Limited (cont’d)

As part of the acquisition of the controlling interest in Bezeq, the Company was granted a Control Permit to control Bezeq, pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 (the “Communications Law”) and the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997 (the “Communications Order”). The Control Permit includes several conditions, including, among others, the parties to the Control Permit hold not less than 30% of any type of means of control of Bezeq and SP2. In addition, the Control Permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in the Company and IGLD.

The Company has elected an accounting policy of de facto control and therefore consolidates Bezeq.

The Company has de facto control over Bezeq based on the facts that the Company holds significantly more voting rights than any other shareholder, Bezeq’s other shareholders are widely dispersed and are not allowed to increase their holdings, appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision making policies. In addition the Israeli law and regulations were formulated in order to ensure that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit. These regulations enable the Company to de facto nominate the majority of the board of directors of Bezeq.

The contribution of Bezeq to revenue and profit as from the beginning of the consolidation and through December 31, 2010 amounted to NIS 8,657 and NIS 1,712, respectively. If the acquisition had occurred on January 1, 2010, management estimates that consolidated revenue would have been NIS 11,987, and consolidated profit for the period would have been NIS 2,442, respectively. In determining these amounts management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2010.

The assignment of a fair value to the assets acquired and liabilities assumed of Bezeq (and the related estimated lives of depreciable tangible and identifiable intangible assets) require a significant amount of judgment. The fair value of property, plant and equipment and identifiable intangible assets were determined based upon analysis performed by management. The fair value of long-term debt was determined by management based on a discounted cash flow analysis, using the rates and maturities of these obligations compared to terms and rates currently available in the long-term financing markets at the time of acquisition. All other fair value determinations, which consisted primarily of Bezeq’s current assets, current liabilities and deferred income taxes, were made by management.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 – Acquisition of Subsidiaries (cont’d)

A.	Bezeq The Israel Telecommunication Corporation Limited (cont’d)

The following table summarizes the fair value of assets acquired and liabilities assumed in the acquisition:

	Values	Convenience
	recognized at	translation into
	the acquisition	U.S. dollars
	date	(Note 2D)
	NIS	US$

Assets acquired
Current assets	4,493	1,266
Property, plant and equipment	7,480	2,108
Intangible assets	7,121	2,006
Other non-current assets	2,737	771
Total assets acquired	21,831	6,151

Liabilities assumed
Current liabilities	3,414	962
Deferred taxes	1,709	482
Other non-current liabilities	3,762	1,060
Total liabilities assumed	8,885	2,504

Total net identifiable assets	12,946	3,647

The trade receivables comprise gross contractual amounts due of NIS 3,781, of which NIS 294 was expected to be uncollectible at the acquisition date.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 – Acquisition of Subsidiaries (cont’d)

A.	Bezeq The Israel Telecommunication Corporation Limited (cont’d)

Goodwill was recognized as a result of the acquisition as follows:

	Values	Convenience
	recognized at	translation into
	the acquisition	U.S. dollars
	Date	(Note 2D)
	NIS	US$

Total consideration transferred	6,514	1,836
Non-controlling interests, based on their proportionate interest in the recognized amounts of the assets and liabilities of Bezeq	9,118	2,569
Less value of net identifiable assets	(12,946)	(3,647)
Goodwill	2,686	758

The goodwill is attributable mainly to the skills and technical talent of Bezeq’s work force and the value expected to be generated by the Company from its operation over time, for example, through the ongoing generation of new customers. None of the goodwill is expected to be deductible for income tax purposes.

Acquisition related costs:

The Group incurred acquisition-related costs of NIS 30 relating to external legal fees and due diligence costs. The legal fees and due diligence costs have been included in other operating expenses in the consolidated statement of income.

B.	Walla! Communications Ltd. (Walla)

On April 25, 2010, Bezeq International Ltd., a wholly owned subsidiary of Bezeq (see Note 14B), acquired from Haaretz Newspaper Publishing Ltd. 32.55% of the issued and paid up share capital of Walla, in an off-floor transaction, for NIS 89. This acquisition is incremental to the 34.2% of Walla’s shares held by Bezeq international prior to that date. Following the step acquisition, Bezeq International is the controlling shareholder in Walla and as from April 25, 2010, Bezeq International consolidates Walla in its financial statements.

In September 2010, Bezeq International acquired additional shares of Walla (representing 5% of the issued and paid up share capital of Walla) through a special tender offer, at a price of NIS 6 per share and a total of NIS 13.6.

On September 21, 2010, after receiving approval from the Antitrust Commissioner for the merger with Walla, Bezeq acquired from Bezeq International all the shares held by Bezeq International, representing 71.76% of the issued and paid up share capital of Walla, for NIS 196.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 – Acquisition of Subsidiaries (cont’d)

B.	Walla! Communications Ltd. (Walla) (cont’d)

The contribution of Walla to profit and revenue as from the beginning of the consolidation and through to December 31, 2010 amounted to NIS 2 and NIS 131, respectively. Had the acquisition taken place on January 1, 2010, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different. Management assumes that the fair value adjustments at the acquisition date, which were determined, are fundamentally the same as the adjustments that would have been received had the acquisition taken place on January 1, 2010. The operations of Walla are included under other segments (see Note 6).

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

	Values recognized at the acquisition date	Convenience translation into U.S. dollars (Note 2D)
	NIS	US$

Identifiable assets and liabilities, net	111	31
Prior equity rights in an acquiree	(94)	(26)
Goodwill upon acquisition	70	20
Non-controlling interests	(57)	(16)

Cost of business combination	30	9

Proceeds paid in cash	(89)	(25)
Cash acquired	59	16

Cash paid, net	(30)	(9)

The Group elected to measure non-controlling interests arising from acquisition of control in Walla according to their proportionate share in the net identifiable assets of Walla.

C.	Coral Tell Ltd.

In September 2010, Walla entered into an agreement with the shareholders of Coral-Tell Ltd. (“Yad2”), which operates an online classified ads platform. Walla acquired 75% of the share capital of Yad2 for NIS 117.5, plus an additional sum to be paid to the sellers, based on the total working capital of Yad2 and subject to adjustments. The transaction closed on September 2, 2010.

According to the acquisition agreement, Walla has a call option to acquire all the non-controlling interests at a price based on the value of Yad2 that is not less than a minimum of NIS 125 and not more than NIS 200. Additionally, Walla granted a put option for all of Walla shares, at a fixed price of NIS 125 based on the value of Yad2, to non-controlling interests in Yad2. The options are exercisable after three years from finalization of the transaction for a period of one year.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 – Acquisition of Subsidiaries (cont’d)

C.	Coral Tell Ltd. (cont’d)

In addition, according to the purchase agreement, Walla and the non-controlling interest in Yad2 agreed to distribute a maximum dividend.

Due to the call and put options, the business combination was accounted for as an acquisition of 100% of the acquired rights and the consideration for the business combination includes the fair value of the liability expected to be paid to the non-controlling interests in Yad 2.

Walla carried out a temporary allocation of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The main intangible assets arising from acquisition are brand and goodwill. The brand is expected to be amortized on a straight line basis over nine years. The fair value of the acquired assets and liabilities is adjustable up to twelve months from the acquisition date. If relevant, at the final attribution date, adjustment will be made by restatement of the comparative information previously reported according to the temporary allocation.

Had the acquisition taken place at the beginning of the year, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different.

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

	Values recognized at the acquisition date	Convenience translation into U.S. dollars (Note 2D)
	NIS	US$

Identifiable assets and liabilities, net	81	22
Goodwill upon acquisition	77	22
Put option for non-controlling interests	(38)	(11)
Payables for investment and media services	(5)	(1)

Cost of business combination	115	32

Proceeds paid in cash	(116)	(32)
Cash acquired	1	(* )

Cash paid, net	(115)	(32)

* Represent an amount less than US$ 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 – Segment Reporting

Prior to the acquisition of the controlling interest in Bezeq, the Company had two reportable segments, as described below. The following summary describes the operations in each of the Company’s two reportable segments:

*
Broadband services - included broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, server hosting and a WiFi network of hotspots across Israel.

* Traditional voice services - included incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

The majority of the Company’s property and equipment prior to disposition was utilized by both segments and therefore was not allocated between these segments.

Information regarding the results of each reportable segment is included below. Performance was measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the CODM (Chief Operating Decision Maker). Segment profit was used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Unallocated expenses represent sales, marketing, general and administrative expenses that are utilized by both segments and therefore are not allocated between the segments.

Year ended December 31, 2009

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	609	564	1,173

Segment profit	274	95	369

Unallocated expenses			203
Operating income			166

Finance expenses			49
Finance income			(85)

Income before income taxes			202

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 – Segment Reporting (cont’d)

Year ended December 31, 2008

	Broadband	Traditional Voice	Total
	NIS	NIS	NIS

Total revenue	549	557	1,106

Segment profit	241	113	354

Unallocated expenses			222
Operating income			132

Finance expenses			65
Finance income			(8)

Income before income taxes			75

From April 14, 2010, after completing the acquisition of 30.44% of the outstanding shares of Bezeq, the Group operates in various segments in the communications sector so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group’s management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

Based on the above, the business segments of the Group are as follows:

-	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications
-	Pelephone Communications Ltd.: cellular communications
-	Bezeq International Ltd.: international communications, internet services and network end point
-	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the “Other” item. Other operations include call center services (Bezeq Online), portal operations and content sites and online trading sites (Walla). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 – Segment Reporting (cont’d)

A.	Operating Segments

	Year ended December 31, 2010
	Domestic fixed–line communications	Cellular telephone	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Revenue from external entities	3,581	3,957	949	1,187	162	(1,187)	8,649	2,437
Inter-segment revenues	195	186	38	5	26	(442)	8	2
Total revenue	3,776	4,143	987	1,192	188	(1,629)	8,657	2,439
Depreciation and amortization	496	431	68	221	14	1,064	2,294	646
Segment results - operating income	1,486	1,015	248	119	13	(1,651)	1,230	347
Finance income	140	67	5	–	–	101	313	88
Finance expenses	(229)	(101)	(9)	(424)	(3)	166	(600)	(169)
Total finance income (expense), net	(89)	(34)	(4)	(424)	(3)	267	(287)	(81)
Segment profit (loss) after finance expenses, net	1,397	981	244	(305)	10	(1,384)	943	266
Share in losses of equity-accounted investee	–	–	5	–	–	(240)	(235)	(66)
Segment profit (loss) before income tax	1,397	981	249	(305)	10	(1,624)	708	200
Income tax	379	241	47	1	4	(287)	385	109
Segment results - net profit (loss)	1,018	740	202	(306)	6	(1,337)	323	91
Additional information:
Segment assets	6,352	4,892	1,032	1,243	291	6,307	20,117	5,669
Goodwill	–	–	6	–	141	2,686	2,833	798
Investment in equity-accounted investee	–	–	–	–	–	1,084	1,084	305
Segment liabilities	7,964	1,930	304	4,665	241	587	15,691	4,421
investments in property, plant and equipment and intangible assets	816	322	142	234	12	(234)	1,292	364

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 – Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
		Convenience translation into U.S. dollars (Note 2D)
	2010	2010
	NIS	US$

Revenue
Revenue from reporting segments	10,098	2,845
Revenue from other segments	188	53
Elimination of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(442)	(125)
Elimination of revenue for a segment classified as an associate	(1,187)	(334)
Consolidated revenue	8,657	2,439

	Year ended December 31,
		Convenience translation into U.S. dollars (Note 2D)
	2010	2010
	NIS	US$

Profit or loss
Operating income for reporting segments	2,868	808
Elimination of expenses from a segment classified as an associate	(119)	(34)
Financing expenses, net	(287)	(81)
Share in the losses of equity-accounted investees	(235)	(66)
Profit for operations classified in other categories	13	4
Other adjustments	(1,532)	(431)
Consolidated profit before income tax	708	200

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 – Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont’d)

	Year ended December 31,
		Convenience translation into U.S. dollars (Note 2D)
	2010	2010
	NIS	US$

Assets
Assets from reporting segments	13,525	3,811
Assets attributable to operations in other categories	432	122
Goodwill not attributable to segment assets	2,686	757
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,084	305
Cancellation of assets for a segment classified as an associate	(1,243)	(350)
Less inter-segment assets	7,550	2,127

Consolidated assets	24,034	6,772

	Year ended December 31,
		Convenience translation into U.S. dollars (Note 2D)
	2010	2010
	NIS	US$

Liabilities
Liabilities from reporting segments	14,863	4,188
Liabilities attributable to operations in other categories	241	67
Cancellation of liabilities for a segment classified as an associate	(4,665)	(1,314)
Less inter-segment liabilities	5,252	1,480

Consolidated liabilities	15,691	4,421

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 – Assets and Liabilities Classified as Held-for-Sale

On October 25, 2009, as part of the Company’s decision to acquire the controlling interest in Bezeq, and as a result of Israeli regulatory requirements, the Company determined to sell its legacy communications business.

On November 16, 2009, the Company entered into an agreement to sell its legacy communications business to a subsidiary of Ampal for NIS 1.2 billion. The transferred assets include all of the assets, properties, subsidiary, contracts, intellectual property rights, licenses and permits related to and/or used in connection with its legacy communications business. In addition, substantially all of its executive officers and employees employed in such business, upon the effective date of the sale were hired by Ampal.

As a result of the abovementioned, as at December 31, 2009, the Company’s legacy communications business was classified as “held-for-sale”.

Regulatory approvals for the sale of its legacy communications business were obtained from the Israeli Ministry of Communications, Antitrust Commission, Income Tax Authority and the Israeli Court. The Company completed the sale of its legacy communications business to Ampal, effective as at January 1, 2010.

As at December 31, 2010 assets classified as held-for-sale include real property of Bezeq which is expected to be realized by way of sale rather than on going use.

Assets classified as held-for-sale:

		December 31		Convenience translation into U.S. dollars (Note 2D)
	Note	2009	2010	2010
		NIS	NIS	US$

Trade and other receivables	10	225	–	–
Long-term trade receivables	10	6	–	–
Property, plant and equipment	11	160	194	55
Intangible assets	12	631	–	–
Employee benefits	20	13	–	–
Deferred expenses	13	327	–	–

		1,362	194	55

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 – Assets and Liabilities Classified as Held-for-Sale (cont’d)

Liabilities classified as held-for-sale:

		December 31			Convenience translation into U.S. dollars (Note 2D)
	Note	2009		2010	2010
		NIS		NIS	US$

Trade and other payables	16	234		–	–
Deferred income		4		–	–
Related parties payables		2		–
Current maturities of long-term liabilities		(*	)	–	–
Deferred tax liabilities	21	30		–	–

		270		–	–

*	Represent an amount less than NIS 1.

Note 8 – Cash and Cash Equivalents

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Bank balances	8	64	18
Call deposits	932	319	90

Cash and cash equivalents	940	383	108

The Company’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 19.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 – Investments, Including Derivatives

Categories of financial assets

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Current investments
Financial assets held for trading	80	608	171
Available-for-sale financial assets	19	174	49
Derivative instruments	–	5	1
Other investments	–	2	1

	99	789	222

Non-current investments
Bank deposit for providing loans to employees (1)	–	83	23
Available-for-sale financial assets	–	31	9
Derivative instruments	–	10	3
Other investments	–	5	1

	–	129	36

	99	918	258

(1)
The deposit serves as a security for providing bank loans to Bezeq’s employees. The deposit is unlinked and the effective interest rate of the deposit at December 31, 2010 is 2.15%. Bezeq is liable for the loans to employees. The deposit is stated at its present value, taking into account the loan repayment schedule, based on a weighted average discount rate of 3.28%.

The Company’s exposure to currency and interest rate risks is also disclosed in Note 19.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 – Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Trade receivables
Outstanding debts	95	719	203
Credit cards and checks receivable	61	554	156
Unbilled receivables	61	413	116
Current maturities of long-term receivables	–	992	280
Related and interested parties	–	23	6
Total trade receivables (1)	217	2,701	761

Receivables
Prepaid expenses	5	119	34
Other receivables	7	106	30
Related and interested parties	–	3	1
Total other receivables (2)	12	228	65

Long-term trade and other receivables
Trade receivables – open debts (1) (3)	6	954	269
Trade receivables – associate	–	44	12
Long term receivables	–	116	33
	6	1,114	314

	235	4,043	1,140

Trade and other receivables include NIS 38 for trade and other receivables denominated in the US dollars (in 2009, NIS 26).

The long-term trade and other receivables are repayable up to 2015.

(1)	As at December 31, 2009 presented under assets classified as held-for-sale.
(2)	As at December 31, 2009 presented under assets classified as held-for-sale, except for NIS 8 presented under other receivables.
(3)	For discount interest rate, see Note 19.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 – Trade and Other Receivables (cont’d)

B.	Change in provision for doubtful debts during the year

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Balance at January 1	13	15	4

Disposals with respect to the sale of the Company’s legacy communication business	–	(15)	(4)

Impaired loss recognized	6	44	12

Lost debts	(4)	–	–

Balance at December 31 (1)	15	44	12

(1)	As at December 31, 2009 presented under assets classified as held-for-sale.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Property, Plant and Equipment

	Motor vehicles	Network equipment and computers	Furniture and office equipment	Leasehold improvements	Total
	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2009	1	245	34	44	324
Additions	–	51	4	1	56
Transfer to assets classified as held-for-sale (1)	(1)	(296)	(38)	(45)	(380)

Balance as at December 31, 2009	–	–	–	–	–

	Motor vehicles	Network equipment and computers	Furniture and office equipment	Leasehold improvements	Total
	NIS	NIS	NIS	NIS	NIS

Depreciation and impairment losses
Balance as at January 1, 2009	*	146	24	17	187
Depreciation for the year	*	28	1	4	33
Transfer to assets classified as held-for-sale (1)	*	(174)	(25)	(21)	(220)

Balance as at December 31, 2009	–	–	–	–	–

Carrying amounts
As at January 1, 2009	1	99	10	27	137
As at December 31, 2009	–	–	–	–	–

(1)	See Note 7.

*	Represent an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Property, Plant and Equipment (cont’d)

	Land and buildings	Switching transmission, power, cellular and satellite equipment	Network equipment	Subscriber equipment	Vehicles	Office equipment and computers	Total	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Cost
Balance as at January 1, 2010	–	–	–	–	–	–	–	–
Additions with respect to the acquisition of Bezeq	1,148	2,403	2,208	1,319	73	329	7,480	2,108
Additions	48	355	423	80	70	66	1,042	293
Disposals	(14)	(2)	(56)	(9)	–	–	(81)	(23)
Transfer from assets held for sale	5	–	–	–	–	–	5	1
Additions with respect to the acquisitions of other subsidiaries	3	–	–	–	–	10	13	4

Balance as at December 31, 2010	1,190	2,756	2,575	1,390	143	405	8,459	2,383

	Land and buildings	Switching transmission, power, cellular and satellite equipment	Network equipment	Subscriber equipment	Vehicles	Office equipment and computers	Total	Convenience translation Into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Depreciation and impairment losses
Balance as at January 1, 2010	–	–	–	–	–	–	–	–
Depreciation for the year	58	283	220	416	11	77	1,065	300
Transfer from assets held for sale	2	–	–	–	–	–	2	–

Balance as at December 31, 2010	60	283	220	416	11	77	1,067	300

Carrying amounts
As at December 31, 2010	1,130	2,473	2,355	974	132	328	7,392	2,083

In the ordinary course of business, the Group acquires property, plant and equipment on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 16.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Property, Plant and Equipment (cont’d)

A.	Residual value: The residual value of Bezeq’s copper cables is assessed at the end of each reporting year. The residual value is NIS 689 as at December 31, 2010.

B.
Cost of dismantling and removal of assets: The cost of items of property, plant and equipment includes dismantling and removal costs, as well as site restoration costs where Bezeq has an obligation. These costs are depreciated according to the expected useful life of the sites. Since April 14, 2010, the Group recognized, as part of the cost of property, plant and equipment, costs of NIS 4 for dismantling and removal of assets.

C.
The cost includes NIS 2 in the Group, representing finance expenses which were capitalized in the reporting period in respect of loans and credit in the construction period and calculated at an average interest rate of 4.6% per year.

D.	For details of installation of the UMTS/HSPA network, see Note 23E.

E.	Bezeq expects that most of the deployment of the NGN project (the project to replace the existing network) will be completed by the end of 2011.

F.
Bezeq depreciation committees reviewed the useful life of the property, plant and equipment, in order to determine the estimated useful life of these assets. The findings of the committees do not indicate a need to change the estimated useful life of the property, plant and equipment.

G.
Most of the real estate assets used by Bezeq were transferred to it by the State of Israel, according to the provisions in the asset transfer agreement signed between Bezeq and the State of Israel on January 31, 1984. Some of these assets were leased for 49 years, with an option for an extension for another 49 years, and others were rented for two years, renewable each time for another two years.

On May 15, 2003, Bezeq signed a settlement agreement with the Government of Israel on behalf of the State of Israel and the Israel Lands Administration, which regulated the dispute between them in the matter of the Company’s rights in the various real estate assets which were transferred to Bezeq when it commenced operation in 1984, under the asset transfer agreement.

The rights are amortized over the course of the lease period.

H.	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 300.

I.	See Note 24 for liens.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 – Intangible Assets

				Subscribers
			Customer	acquisition	Computer
	Goodwill	Brand name	Relationships	costs	software	Licenses	Other	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2009	411	90	145	4	53	4	15	722
Additions	–	–	–	31	15	–	*	46
Transfer to assets classified as held-for-sale (1)	(411)	(90)	(145)	(35)	(68)	(4)	(15)	(768)

Balance as at December 31, 2009	–	–	–	–	–	–	–	–

				Subscribers
			Customer	acquisition	Computer
	Goodwill	Brand name	Relationships	costs	software	Licenses	Other	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Amortization and impairment losses
Balance as at January 1, 2009	–	–	61	2	20	1	12	96
Amortization for the year	–	–	19	8	13	*	1	41
Transfer to assets classified as held-for-sale (1)	–	–	(80)	(10)	(33)	(1)	(13)	(137)
Balance as at December 31, 2009	–	–	–	–	–	–	–	–

Carrying amounts
As at January 1, 2009	411	90	84	2	33	3	3	626
As at December 31, 2009 (1)	–	–	–	–	–	–	–	–

(1)	See Note 7.

*	Represents an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 – Intangible Assets (cont’d)

	Goodwill	Brand name	Customer Relationships	Subscribers acquisition costs	Computer software	Licenses	Other	Total	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Cost
Balance as at January 1, 2010	–	–	–	–	–	–	–	–	–
Addition with respect to the acquisition of Bezeq	2,686	1,197	5,133	–	391	387	13	9,807	2,764
Additions with respect to the acquisitions of other subsidiaries	147	113	30	–	–	–	43	333	94
Acquisitions or additions from independent development	–	–	–	62	170	–	–	232	65
Balance as at December 31, 2010	2,833	1,310	5,163	62	561	387	56	10,372	2,923

	Goodwill	Brand name	Customer Relationships	Subscribers acquisition costs	Computer software	Licenses	Other	Total	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Amortization and impairment loses
Balance as at January 1, 2010	–	–	–	–	–	–	–	–	–
Amortization for the year	–	6	996	51	125	23	8	1,209	341
Balance as at December 31, 2010	–	6	996	51	125	23	8	1,209	341
Carrying amounts
As at December 31, 2010	2,833	1,304	4,167	11	436	364	48	9,163	2,582

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 – Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

	December 31		Convenience translation into U.S. dollars
	2009	2010	(Note 2D)
	NIS	NIS	US$

International communications and Internet services	411	181	51
Domestic fixed-line communications	–	1,283	362
Cellular telephone	–	1,217	343
others	–	152	42

Total (1)	411	2,833	798

(1)	As at December 31, 2009, presented under assets classified as held-for-sale.

Goodwill impairment testing by the Company

For the purpose of impairment testing, goodwill is allocated to the Company’s cash generating units (hereinafter - “CGU”) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. The annual impairment test date is December 31.

The recoverable amount of traditional voice and broadband CGUs was based on its value in use and was determined by management. The recoverable amount of each CGU was determined to be higher than their carrying amount and no impairment charges were recorded during any period presented.

The recoverable amount of each CGU was based on the Discounted Cash Flow (DCF) method under the Income Approach. Value in use of traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Bezeq Fixed Line -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq’s management upon request, and assumptions regarding changes in revenue mix (traditional telephony and internet) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about minus 5% to about minus 2.8% for the years 2011 to 2015.

—	A pre-tax discount rate of about 12.5% (equivalent to a post tax discount rate of 10.5%) was applied in determining the recoverable amount of the CGU.
—	The terminal year’s anticipated annual revenue growth included in the cash flow projections was 0.5%.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 – Intangible Assets (cont’d)

Pelephone -

—
Cash flows were projected based on actual operating results and additional information received from Pelephone’s management upon request, and assumptions regarding changes in revenue mix (income from services and from end user devises) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about minus 9.5% to about a positive 3% for the years 2011 to 2015.

—	A pre-tax discount rate of 13.9% (equivalent to a post tax discount rate of 11%) was applied in determining the recoverable amount of the units.
—	The terminal year’s anticipated annual revenue growth included in the cash flow projections was 1%.

Bezeq International -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq International’s management upon request, and assumptions regarding revenue growth and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about 1% to 5.5% for the years 2011 to 2015.

—	A pre-tax discount rate of about 13.6% (equivalent to a post tax discount rate of 11%) was applied in determining the recoverable amount of the CGU.
—	The terminal year’s anticipated annual revenue growth included in the cash flow projections was 1%.

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 13 – Deferred and Other Expenses

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Long-term prepaid expenses in respect of use of capacities (1)	327	419	118
Other prepaid expenses	–	4	1

Total deferred and other expenses (2)	327	423	119

(1)	See Note 3G.

(2)	Total deferred and other expenses as at December 31, 2009 presented under current assets classified as held-for-sale.

The amount of amortization recognized in the statement of income is NIS 20 (in 2009 NIS 24).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee

A.	Equity-accounted associates

(1)	Below is a summary of main associates, without adjustment for ownership percentage held by the Group:

a.	Financial position

		December 31, 2010
	Ownership %	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Deficit
		NIS	NIS	NIS	NIS	NIS	NIS	NIS

DBS Satellite Services (1998) Ltd.	49.78%	180	1,063	1,243	802	3,863	4,665	(3,422)

		US$	US$	US$	US$	US$	US$	US$

Convenience translation into U.S. dollars (Note 2D)		50	300	350	226	1,088	1,314	(964)

b.	Operating Results

		Period started April 14, 2010 until December 31, 2010
	Ownership (%)	Revenues	Gross profit	Operating profit	Loss
		NIS	NIS	NIS	NIS

2010
DBS Satellite Services (1998) Ltd.	49.78%	1,192	304	119	(306)

		US$	US$	US$	US$
Convenience translation into U.S. dollars (Note 2D)		336	86	34	(86)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee (cont’d)

A.	Equity-accounted associates (cont’d)

(2)	Additional details regarding associates held indirectly by Bezeq

As at December 31, 2010, the investment in an associate includes Bezeq’s investments in shares, share options and loans to DBS.

Bezeq’s subsidiaries have negligible investments in other associates.

	a.	Details of the Company’s loans to DBS, according to the terms of the loans:

	December 31 2010	Convenience translation into U.S. dollars (Note 2D) 2010
	NIS	US$

Israeli CPI-linked loans	1,145	323
Israeli CPI-linked loans, bearing interest at a rate of 5.5%	286	81
Israeli CPI-linked loans, bearing interest at a rate of 11%	1,112	313
	2,543	717

b.	Details of the carrying amount of the loans as stated in the financial statements:

	December 31 2010	Convenience translation into U.S. dollars (Note 2D) 2010
	NIS	US$

Israeli CPI-linked loans	44	14
Israeli CPI-linked loans, bearing interest at a rate of 5.5%	172	48
Israeli CPI-linked loans, bearing interest at a rate of 11%	1,135	320
	1,351	382

c.	Activity in the investment account of DBS:

	December 31 2010	Convenience translation into U.S. dollars (Note 2D) 2010
	NIS	US$

Balance as at April 14, 2010	1,175	331
Interest and linkage differences	140	39
Company’s share in capital reserves	4	1
Company’s share in losses	(235)	(66)
Balance at December 31, 2010	1,084	305

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee (cont’d)

A.	Equity-accounted associates (cont’d.)

	(2)	Additional details regarding associates held indirectly by Bezeq

d.
Bezeq’s Board of Directors approved the waiver of NIS 250 of the interest-free linked loans that Bezeq provided DBS, provided the other shareholder of DBS agrees to waive NIS 252 of the loan it provided to DBS.

The waiver is contingent on an arrangement between Bezeq and the Tax Authority and a waiver agreement signed by Bezeq with the other controlling shareholder before December 31, 2011. In addition, waiver of the debt requires the approval of the general meeting, which will be convened after the agreement has been signed.

	e.	DBS has a current debt to the Bezeq Group. The balance of DBS’s current debt to the Bezeq Group amounts NIS 59, of which NIS 47 is payable to Bezeq. See Note 33 below.

	f.	For guarantees provided by Bezeq for DBS, see Note 24E and 24H.

	B.	Subsidiaries held directly and indirectly by the Company

	(1)	General

	Country of incorporation	Ownership interest

2010
Bezeq - The Israel Telecommunication Corp. Limited (1)	Israel	30.31%
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (2)	Israel	100%

Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd. (3)	Israel	71.55%
Stage One Venture Capital Fund	Israel	71.8%

2009
012 Telecom Ltd.	Israel	100%

(1)	Held by B Communications (SP2) Ltd.
(2)	Held by B Communications (SP1) Ltd.
(3)	Walla has investments in other subsidiaries that are not material.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

(2)	Details of Group entities

a.	B Communications (SP1) Ltd.

B Communications (SP1) Ltd. (“SP1”), founded in 2010, is a wholly-owned subsidiary of the Company. SP1 is the sole shareholder of B Communications (SP2) Ltd. (“SP2”) which directly holds the Bezeq controlling interest.

b.	B Communications (SP2) Ltd.
B Communications (SP2) Ltd. (“SP2”) founded in 2010, is an indirect wholly-owned subsidiary of the Company, through SP1, and holds the Bezeq controlling interest.

c.	Bezeq- The Israel Telecommunications Corp. Ltd.
Bezeq is controlled by SP2 which holds 30.31% of Bezeq’s outstanding shares. Bezeq is the largest fixed line domestic communication services company in Israel.

d.	Pelephone Communications Ltd.

Pelephone Communications Ltd. (“Pelephone”) is a wholly-owned subsidiary of Bezeq. Pelephone provides cellular communication services and value added services and markets and repairs terminal equipment.

Pelephone operates under a general license for cellular services from the Ministry of Communications (“the License”). The License was issued on February 7, 1996. After Pelephone won an additional band of frequencies in December 2001, the term of the license was extended to 2022, with an option for a further extension, subject to the terms of the license, for an additional six years (“the additional period”) and for renewal for one or more additional periods of six years after the additional period.

e.	Bezeq International Ltd.

Bezeq International Ltd. (“Bezeq International”) is a wholly-owned subsidiary of Bezeq. Bezeq International was incorporated on April 5, 1995 to engage in international communications. Since 1999, Bezeq International has also been providing internet access services. Following the merger with BezeqCall Communications Ltd. (BezeqCall), BezeqCall’s network end point (NEP) license was assigned to Bezeq International.

On February 8, 2009, the Minister of Communications granted an operation license for domestic telecommunication services to BIP Communication Solutions Limited Partnership (“BIP”), a corporation owned by Bezeq International. The license is for the supply of domestic broadband telephony services (VoB) to private customers through BIP. On August 2, 2009, Bezeq International started to supply domestic broadband telephony services (VoB) to its private customers through BIP. On December 30, 2009, after the Ministry of Communications determined that Bezeq’s market share in domestic telephony in the business sector fell below 85%, the license was amended to permit Bezeq International to supply the services to its corporate customers as well.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

(2)	Details of Group entities (cont’d)

In August 2010, Bezeq started to sell service bundles, including Bezeq International’s internet services, following the amendment to the international operator license.

In March 2011, Bezeq’s Board of Directors approved the establishment by Bezeq International of a subsidiary in Italy, at an establishment cost of up to EUR 25 thousand and a subsidiary in the U.S. at an establishment cost of up to U.S. 150 thousand.

f.	Bezeq Online Ltd.
Bezeq Online Ltd. (“Bezeq Online”) is a wholly-owned subsidiary of Bezeq. Bezeq Online was established in December 2000 and commenced operations in 2001, providing call center outsourcing services.

g.	Bezeq Zahav (Holdings) Ltd.
Bezeq Zahav (Holdings) Ltd. (“Bezeq Zahav”) is wholly-owned and controlled by Bezeq. Bezeq Zahav was established in September 1995. Bezeq Zahav holds debentures issued by Bezeq.

h.	Walla! Communications Ltd.

Walla! Communications Ltd. (“Walla”) is controlled by Bezeq. Bezeq holds 71.55% of Walla shares. Walla is a public company and its shares are traded on the Tel Aviv Stock Exchange. The market value of the Walla shares held by Bezeq as at December 31, 2010 is NIS 164. Walla provides internet, management and media services for a range of populations.

i.	Stage One Venture Capital Fund (Israel) L.P.
This is a venture capital fund in which the management rights are held by the SOCI (Stage One Capital Investment), and Bezeq has rights in the profits.

(3)	Dividend received from subsidiaries

	December 31 2010	Convenience translation into U.S. dollars (Note 2D) 2010
	NIS	US$

Received by Bezeq from Pelephone Communications Ltd.	410	116
Received by Bezeq from International Ltd.	216	61
Received by Bezeq from Stage One Venture Capital Fund	10	3
Received by the Company from Bezeq	1,135	320

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

(4)	Bezeq’s Dividend Distribution Policy

In August 2009, Bezeq’s Board of Directors resolved to implement a dividend policy to distribute dividends to its shareholders of 100% of the semi-annual profit (“profit for the period attributable to the shareholders of Bezeq”), in accordance with its consolidated financial statements. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of Bezeq regarding its ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, its operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the its general shareholders meeting regarding any specific distribution, as set out in the articles of association of Bezeq. Since the date of the resolution, Bezeq’s dividend policy has not been changed.

(5)	Bezeq’s Request to distribute dividends exceeding its profits

On December 30, 2010, Bezeq’s Board of Directors resolved to approve and to recommend that the general meeting of its shareholders approve a distribution to its shareholders (“the planned distribution”) in the total amount of NIS 3 billion, a sum not in compliance with the profit test as defined in Section 302 of the Companies Law, 5759-1999. The amount of the planned distribution will be distributed to Bezeq’s shareholders in six equal semi-annual payments, from 2011 to 2013 (without interest or linkage payments), together with its regular dividend distribution. On January 24, 2011, the general meeting of Bezeq’s shareholders approved the planned distribution. On March 31, 2011, the court approved the planned distribution (please refer also to Note 34B).

The first payment of NIS 500 (which was reserved for payment at the record date of May 4, 2011) was paid to the shareholders on May 19, 2011.

The capitalization is according to the expected payment dates, using an interest capitalization between 3.81% -5.05%.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in Equity-Accounted Investee (cont’d)

C.	Dividends

Bezeq declared and paid dividends in 2010 as follows:

	2010	Convenience translation into U.S. dollars (Note 2D)
	NIS	US$

In May 2010, a cash dividend was distributed (NIS 0.917 per share)	2,453	691
In October 2010, a cash dividend was distributed (NIS 0.478 per share)	1,280	361

	3,733	1,052

On April 13, 2011, subsequent to the reporting date, Bezeq’s general meeting of shareholders approved (further to recommendation of the board of directors of March 7, 2011) the distribution of a cash dividend to Bezeq’s shareholders amounting to NIS 1,163. The dividend was paid on May 19, 2011.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others

A.	Composition

	December 31			Convenience translation into U.S. dollars (Note 2D)
	2009		2010	2010
	NIS		NIS	US$

Current liabilities
Short-term credit	448		11	3
Current maturities of debentures	58		1,030	290
Current maturities of bank loans	–		329	93
Current maturities of loans from institutions and others	–		10	3
Current maturities of long-term liabilities	(*	)	–	–

	506		1,380	389

Non-current liabilities
Debentures	342		2,776	782
Bank loans	–		6,138	1,730
Loans from institutions and others	–		541	152
Other liabilities	–		150	42

	342		9,605	2,706

	848		10,985	3,095

*	Represent an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Terms and debt repayment schedule

	December 31, 2009		December 31, 2010			Convenience translation into U.S. Dollars	Nominal interest	Redemption
	Par value	Carrying amount	Par value	Carrying amount	Currency	(Note 2D)	rate	Year
	NIS	NIS	NIS	NIS		US$	%

Short-term credit	448	448	11	11	NIS	3	Prime + 1	2011

Loans from banks and others:
Linked to the Israeli CPI	–	–	1,892	1,932	NIS	544	4.35–6.81	2011–2017

Linked to the U.S. Dollar	–	–	34	34	U.S. Dollar	10	3	2011–2014

Unlinked:
Variable interest	–	–	3,840	3,752	NIS	1,057	Prime-0.33 up to prime + 1.75	2011-2019

Fixed interest	–	–	1,300	1,300	NIS	366	5-5.6	2011-2017
		448		7,029		1,980

Debentures issued :
Linked to the Israeli CPI	358	400	2,707	3,410	NIS	961	4.4-5.95	2011-2016

Unlinked	–	–	400	396	NIS	112	4.4-6.5	2016-2019
		400		3,806		1,073

Other liabilities		–		150	NIS	42	-	2012-2016

Total interest-bearing liabilities		848		10,985		3,095

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others:

(1)
On April 14, 2010, SP2 received loans from certain banking and financial institutions led by Bank Hapoalim Ltd. (hereinafter- Bank Hapoalim), in a total principal amount of NIS 4.6 billion for the acquisition of the Bezeq shares as mentioned in Note 5A.

The loan is divided into four tranches as follows:

A.
Credit A - a “bullet” floating rate loan, in the amount of NIS 700, with principal and interest payable on November 30, 2010. Credit A was indexed to Bank Hapoalim’s prime interest rate, plus a margin of 0.62%. SP2 repaid this loan in full on May 3, 2010.

B.
Credit B –This tranche is divided into two parts. The first part, in the amount of NIS 1.1 billion, is a floating loan indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.58%; and the second part, in the amount of NIS 900, is a fixed rate loan of 4.35%, linked to the Israeli consumer price index. Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments due on November 30, 2010.

C.
Credit C – a “bullet” loan, in the principal amount of NIS 700, is a floating rate loan, indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.73%. The principal of Credit C is payable in full on November 30, 2016; and the interest is payable in 13 semi-annual installments, the first of which was paid on November 30, 2010.

D.
Credit D - two “bullet” loans, the principal of which is payable in full on May 30, 2017 and the interest is payable in 13 semi-annual installments, the first of which was paid on November 30, 2010. The first loan of Credit D is in the principal amount of NIS 800 and is a floating rate loan, indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.75%. The second loan is in the principal amount of NIS 400 and is a fixed rate loan, linked to the Israeli consumer price index, at a rate of 5.4%.

Under the terms of the loan agreement covenants between SP2 and the Bank Hapoalim consortium, Bezeq must maintain certain minimum shareholders equity and minimum ratio of shareholder equity to the balance sheet and must exceed certain thresholds relating to the ratio of financial debt to EBITDA. In addition, minimum ratio of debt to EBITDA in SP2 and debt service coverage ratio of SP2 must be maintained.

Transaction costs in the amount of NIS 45 were recorded against the loan amount and will be amortized using the effective interest method.

As at December 31, 2010, SP2 was in compliance with the above mentioned covenants.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

(2)
On February 18, 2010, SP1 entered into a loan agreement with certain entities associated with the Migdal Insurance and Financial Holdings Ltd. Group (hereinafter- Migdal). According to the Migdal loan agreement, on April 14, 2010, the closing date of the acquisition of the Bezeq interest, SP1 was provided with a NIS 500 loan for the acquisition of the Bezeq shares as mentioned in Note 5A. The loan bears annual interest at a rate of 6.81%-6.95% and is linked to Israeli CPI. The final interest rate will be calculated according to a formula that takes into account the amounts that the Company may pay in the event of the early repayment of the loan at Migdal’s demand.

The Migdal facility agreement contains certain undertakings and covenants, including, among others, (i) certain undertakings for SP1 and its direct and indirect controlling shareholders to maintain (indirect) control in Bezeq, (ii) limitations on amendments to the SP2 loan described above; and (iii) an undertaking to comply with the terms of the regulatory approvals granted with respect to purchase of control in Bezeq.

(3)
In 2010, Bezeq completed debt financings amounting to NIS 2.6 billion, through loans from banks in Israel. Of this amount, NIS 400 was used for the early repayment of bank loans received in March 2009. Loans in the amount of NIS 1.3 billion are at fixed interest and the balance of NIS 1.3 billion are at variable interest, which are payable as follows:

A.
Loans in the amount of NIS 1.1 billion, which are unlinked to the Israeli CPI and bear variable interest of prime minus 0.21%, are repayable in four equal annual principal payments between 2013 and 2016. The interest on the loans is payable twice a year.

	B.	A loan in the amount of NIS 200, which is unlinked to the Israeli CPI and bears variable interest of prime minus 0.33%, is repayable in six equal annual principal payments between 2012 and 2017.

C.
Loans in the amount of NIS 800, which are unlinked to the Israeli CPI and bear average fixed interest of 5.56%, are repayable in four equal annual principal payments l between 2013 and 2016. The interest on the loans is payable twice a year.

	D.	Loans in the amount of NIS 500, which are unlinked and bear average fixed interest of 5%, are repayable in four equal annual principal payments between 2012 and 2017.

(4)	In connection with the sale of the Company’s legacy communications business to Ampal, the Company agreed to assume a long term loan due to one of the Company’s suppliers. This loan, which amounted to NIS 34 as of December 31 2010 and bears 3% fixed interest, is linked to the U.S. dollar and payable on a monthly basis until February 2014.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Debentures:

(1)	The Company has issued NIS 706,636,643 of Series A and Series B debentures to investors in Israel. The debentures are traded on the Tel Aviv Stock Exchange.

A.
Series A- The par value of debentures as of December 31 2010, is NIS 307, of NIS 1 par value each, repayable together with the accrued interest in eight equal payments on March 15 of each year until March 15, 2016. The debentures are linked to the Israeli CPI and bear annual interest at a rate of 4.75%.

B.
Series B - On September 21, 2010, the Company issued, at par value, NIS 400 Series B debentures to Israeli investors. The debentures are payable in four equal annual installments on March 31st of each of the years 2016 through 2019, unlinked to the Israeli CPI, bear interest at a fixed annual rate of 6.5%, payable semi-annually on March 31st and on September 30th of each of year during the years 2011 through 2019 (the first interest payment is payable on March 31, 2011, and the last interest payment is payable on March 31, 2019).

(2)	The par value of the Bezeq’s debentures is NIS 2,687, of which NIS 1,807 par value was issued to the public as follows:

	A.	The par value of Bezeq’s Series 4 debentures is NIS 300 of NIS 1 par value each, repayable in 2011. The annual interest rate for these debentures is 4.8%.

B.
The par value of Bezeq’s Series 5 debentures is 2,387 of NIS 1 par value each, of which NIS 1,507 debentures were issued to the public and to institutional investors (partially through Bezeq Zahav) and the balance of NIS 880 were issued to Bezeq Zahav. The debentures are repayable in six equal annual payments in each of the years 2011 to 2016 and the annual interest rate for these debentures is 5.3%.

(3)
Pelephone issued three series of debentures in a private placement to institutional investors. The debentures, which were issued at par value, are linked to the Israeli CPI, bear annual interest of 4.4% - 5.2%, and are repayable in equal semi-annual payments up to 2015. The interest is paid on the unpaid balance of the principal. The balance of the debentures at December 31, 2010, is NIS 608.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Other Obligations:

(1)
On April 14, 2010, SP2 issued phantom stock options to the banking and the financial institutions led by Bank Hapoalim, under which they received option units, which the “base price” Bezeq’s shares of each unit was NIS 8.62. The total amount payable by SP2 to the banks and the financial institutions was limited to NIS 125 (NIS 2.4289 per option unit) in the aggregate.

During the fourth quarter of 2010, the banking and the financial institutions exercised all the phantom stock options issued to them. Under the exercise terms, SP 2 is obligated to pay the lenders a total of NIS 124 in five equal annual installments beginning in May 2012. This liability is recorded at its present value as of December 31, 2010, in an amount of NIS 107, and is presented under other liabilities.

(2)	On September 2, 2010, Walla signed an agreement for the acquisition of 75% of the share capital of Coral Tell Ltd., a private company that operates the Yad 2 site on the Internet (“Yad 2”).

According to the transaction, Walla granted the minority shareholders of Yad 2 a put option to sell their shares in Yad2 to Walla, at a company value of NIS 125. As of December 31, 2010, the value of the put option is NIS 39 and is presented under other liabilities.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Liens, securities and financial covenants

(1)
The Bezeq shares held by SP2 and all of SP2’s other rights and assets (except such shares of Bezeq acquired after April 14, 2010) have been pledged to the lenders as security of SP2’s obligations under the loan agreements with Bank Hapoalim. In addition, SP1 has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2.

SP2 undertook to make a cash deposit in an account held with Bank Hapoalim from the cash Bezeq pays and/or distributes to SP2 in the amount of NIS 150 (hereinafter, the “Encumbered Deposit”). SP2 was obliged to create and record in favor of the lenders a fixed first-ranking lien over the Encumbered Deposit

SP2 has also created the following Liens in favor of Bank Hapoalim as security for its obligations under the loan agreements:

1.
A floating charge on all its assets, property (current and fixed) and its present and future rights (with the exception of any additional shares of Bezeq which it may acquire) and a first-ranking fixed charge on its share capital, which has not yet been realized and/or which has been exercised and not yet realized, on its goodwill and rights to a tax exemption and/or relief and/or dispensation.

2.	A fixed lien, assignment by way of lien and a floating charge on its rights and assets, as set forth below:

a.
All of its rights in its deposit account with Bank Hapoalim, and all the monies and/or assets deposited and/or located and/or to be deposited in this account and/or credited and/or to be credited thereto, including securities and income and proceeds which it may receive with respect to and in connection with the account, (with the exception of any additional shares of Bezeq which it may acquire).

b.
SP2’s undertakings and limitations under the loan agreement include, among other things: (a) the obligation to provide the lenders with certain financial information; (b) limitations as to the use of amounts which will be received from Bezeq and the ability to withdraw and distribute the proceeds to SP2’s parent company; and (c) an undertaking to object to certain changes in Bezeq’s incorporation documents if the lenders find such changes would prejudice their rights. In certain situations, payments from Bezeq must be used for the early repayment of the loan or may not be withdrawn by SP2 to its parent company.

As at the date of these financial statements SP2 was in compliance with the covenants of above.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Liens, securities and financial covenants (cont’d)

(2)
The Migdal loan to SP1 is secured by a first ranking pledge on SP1’s rights in the bank account (hereinafter - the Pledged Bank Account) into which all payments from SP2 are made, except for certain defined expenses. SP1 undertook to maintain minimum funds of NIS 22.5 (linked to the Israeli CPI) in the Pledged Bank Account. The Migdal facility agreement includes limitations on distributions and payments from the Pledged Bank Account (including conditions as to total debt to EBITDA ratios that relate to SP1).

The Migdal loan agreement contains certain undertakings and covenants, including, among other things: (i) certain undertakings for SP1 and its direct and indirect controlling shareholders to maintain (indirect) control in Bezeq, (ii) limitations on amendments to the SP2 loan described above; and (iii) an undertaking to comply with the terms of the regulatory approvals granted with respect to purchase of control in Bezeq.

As at the date of these financial statements SP1 was in compliance with the covenants of above.

(3)	The Company’s Series A debentures have the following terms:

-
The Company is entitled to issue additional Series A debentures and to issue additional series on the same terms, providing that such issuance does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

	-	The Company is prohibited from creating any liens on its assets without the prior approval of the general meeting of the debenture holders.

-
The Company may not repay all or any portion of its shareholders’ loans so long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is greater than two for the prior four quarters.

-
The Company is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the greater of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

	-	The debenture holders are entitled to demand the immediate redemption of the debentures under the following circumstances:

		a.	The winding-up, dissolution or liquidation of the Company.
		b.	Non-payment by the Company of the amounts required according to the terms of the debentures.
		c.	A foreclosure is imposed on the Company’s principal assets.
		d.	The breach of a material provision of the debentures.

As at the date of these financial statements the Company was in compliance with the financial covenants of Series A debentures.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Liens, securities and financial covenants (cont’d)

(4)	According to the financial covenants of the Series B debentures the Company is obligated to the following:

	1.	Not to issue any additional Series B debentures if such increase will decrease the A2 rating of the Series B debentures.
	2.	To maintain the control of Bezeq.
	3.	The investors will have the right to require the immediate repayment of the Series B debentures if Eurocom will no longer hold the controlling interest in the Company.

As at the date of these financial statements the Company was in compliance with the financial covenants of Series B debentures.

(5)
The private debentures of Bezeq, whose carrying amount at December 31, 2010 was NIS 102, are secured by a token charge (whereby an insignificant amount is secured). In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, which include exceptions, among other things, for the matter of a lien on assets that are purchased or expanded by Bezeq, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and as a token charge.

The lenders have a right to call for immediate payment of the debentures in the event Bezeq does not repay the debentures or breaches their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for Bezeq’s assets or a liquidation order is given against Bezeq, if Bezeq ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of Bezeq.

In addition, some of the lenders, with a debenture balance of NIS 77 as at December 31, 2010, may call for immediate payment of the debentures after the State of Israel’s holdings in Bezeq’s equity fall below 26% (a condition which has existed since October 11, 2005). For this reason, the balance in the financial statements is stated under short-term liabilities.

In Bezeq’s opinion, at the reporting date, it is in compliance with all the aforementioned terms, except for the term of the decrease of the State of Israel’s holdings in Bezeq.

(6)	Bezeq provided a negative pledge in favor of the creditors for a bank debt of NIS 2.6 billion, as set out in section B(1) above.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Liens, securities and financial covenants (cont’d)

(7)	a.	At December 31, 2010, Pelephone had NIS 775 of bank loans and debentures outstanding, which are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge).

The undertaking includes:

(1)
A declaration that Pelephone will not encumber its assets, in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers.

		(2)	Compliance with the following financial covenants:

a.
An undertaking that Pelephone’s debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to its shareholders.

		b.	Pelephone undertook that its debts will not exceed NIS 3.8 billion (linked to the Israeli CPI known in January 2002).

		c.	An undertaking towards a certain bank that its total indebtedness to it will not exceed 40% of its total indebtedness to financial entities.

At the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to the banks and the debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans and debentures.

b.
Under its general license for cellular services, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, for receipt of bank credit, provided that it submits notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair in any way the provision of the services pursuant to the license.

		(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 – Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Liens, securities and financial covenants (cont’d)

(8)
According to the agreement between Walla and its subsidiary in respect to a loan taken by Walla from its subsidiary, amounting to NIS 70 at December 31, 2010, Walla undertook to meet the following financial covenants:

	a.	Walla’s equity will not fall below NIS 70 at any time.
	b.	The ratio between Walla’s equity and its statement of financial position will not fall below 25% at any time.
	c.	The ratio between Walla’s available cash and its current maturities will not fall below 1.2.
	d.	The ratio between Walla’s financial debt and its available cash will not exceed 4.

At December 31, 2010, Walla is in compliance with these financial covenants.

Note 16 – Trade and Other Payables

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Trade payables (open accounts) (1)	165	1,061	299

Trade payables consisting of related and interested parties	–	46	13

Other payables
Liabilities to employees and other liabilities for salaries	18	348	98
Institutions	3	183	51
Expenses due	39	113	32
Accrued interest	15	132	37
Derivatives	–	10	3
Related and interested parties	3	6	1
Other payables	12	24	7

Total other payables (1)	90	816	229

(1)	Total trade and other payables as at December 31, 2009 presented under liabilities classified as held-for-sale, except for NIS 21 other payables presented under short-term other payables.

The Company’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 19 on financial instruments.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 – Provisions

	Employee claims	Customer claims	Supplier and Communication Provider claims	Punitive claims	Enterprise and company claims	State and Authorities claims	Dismantling and clearing of sites	Liability, onerous contracts and others	Total	Convenience translation into U.S. Dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2010	–	–	–	–	–	–	–	–	–	–

Addition in respect of the Bezeq acquisition	138	44	11	2	9	227	60	30	521	147

Provisions created in the period	2	11	1	–	1	16	8	4	43	12

Provisions used in the period	–	1	–	–	–	(153)	–	(2)	(154)	(43)

Provisions cancelled in the period	(44)	–	(7)	–	–	(25)	(4)	(10)	(90)	(25)

Balance as at December 31, 2010	96	56	5	2	10	65	64	22	320	91

Current	96	56	5	2	10	65	–	17	251	71

Non-current	–	–	–	–	–	–	64	5	69	20

Claims
For details of legal claims, see Note 22.

Dismantling and clearing of sites
The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 – Financial Risk Management

A.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk (which includes currency, interest, inflation and other price risks)

This Note provides information about the Group’s exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. Other quantitative disclosure is included in the other Notes to the financial statements.

B.	Framework for risk management

The Company’s Board of Directors has overall responsibility for the Company’s, SP1’s and SP2’s risk management. Bezeq’s Board of Directors has responsibility for the Bezeq Group risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Company’s policy is to hedge, in part and where required, exposure from fluctuations in the Israeli CPI rates. Bezeq’s policy is to hedge, in part and where required, exposure from fluctuations in foreign exchange rates, copper prices, the Israeli CPI and interest rates.

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial instrument fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities.

Management monitors the Group’s exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks. Credit assessments are made by Bezeq’s management on material customer balances.

Trade and other receivables

Bezeq’s management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management’s estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments

The Company’s securities consist of Israeli government’s bonds, corporate debts securities and equity investments (stocks). The Company’s investment policy, approved by an Investment Committee, that was established by the Company’s Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. In addition, according to the Company’s investment policy, the percentage of equity investments on non-rated bonds will be limited to 15% of the Company’s portfolio.

According to the terms of the agreement between SP1 and Migdal (see Note 15C (2), SP1’s free cash can be deposited only in (a) an interest-bearing deposit and/or (b) a government bond investment and/or (c) a Treasury Bill (Makam) and/or (d) bonds assigned a rating of at least AA, issued by an Israeli bank in Israel and/or an Israeli insurer company.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 – Financial Risk Management (cont’d)

C.	Credit risk (cont’d)

Investments (cont’d)

According to the terms of the agreement between SP2 and certain banking and financial institutions led by Bank Hapoalim (see Note 15C(1)), SP2’s available cash can be deposited only in (1) deposits in banks and financial institutions lawfully authorized to engage in financial activity; and (2) a securities portfolio, comprised of solely Treasury Bills (Makam) and Israeli Government bonds.

Any investments by Bezeq in securities are made in Government securities and in investment-grade companies, which are liquid and marketable. Transactions involving derivatives are made with entities that have high credit ratings.

Guarantees

Bezeq’s policy is to provide tender, performance and legal guarantees. In addition, Bezeq provides bank guarantees, where necessary, for banking obligations of subsidiaries. At December 31, 2010, Bezeq has the guarantees described in Note 24.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group’s policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company, see Note 15B(1) and for debentures issued by a subsidiaries, see Note 15B(2) and Note 15B(3).

E.	Market risks

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group’s results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group’s results, liabilities and cash flow in the short term (up to one year).

During the normal course of its business, Bezeq takes full or partial hedging action. The Group takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

Israeli CPI risk

Changes in the rate of Israeli inflation affect the Group’s profitability and its future cash flows, mainly due to its Israeli CPI-linked liabilities. The Group has surplus liabilities over assets linked to the Israeli CPI. In applying a policy of minimizing the exposure the Company has invested in bonds that are linked to the Israeli CPI in order to partially hedge the exposure to changes in the Israeli CPI. In addition, Bezeq makes forward transactions against the Israeli CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures.

A considerable part of Bezeq’s cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the Israeli CPI.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 – Financial Risk Management (cont’d)

E.	Market risks (cont’d)

Foreign currency risk

Bezeq is exposed to foreign currency risks mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment. In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar. Bezeq has surplus liabilities over assets in foreign currency. In applying a policy of minimizing the exposure, Bezeq makes forward transactions and purchases options against the dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Interest risks

The Group is exposed to changes in the fair value of its liabilities as a result of borrowings at fixed rate. The Group is also exposed to changes in the Israeli interest rate as a result of borrowings at variable interest.

Note 19 – Financial Instruments

A.	Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. Maximum exposure to credit loss at the reporting date:

	December 31
	2009	2010
	NIS	NIS

Cash and cash equivalents	940	383
Financial assets held for trading	80	597
Available-for-sale financial assets	19	205
Trade and other receivables	4	3,924
Bank deposit for providing loans to employees	–	83
Assets and other investments	–	7
Derivatives	3	15

	1,046	5,214

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

B.	Impairment losses

The aging of financial assets at the reporting date was as follow:

	December 31, 2010
	Gross	Impairment
	NIS	NIS

Not past due	4,902	(3)
Past due up to one year	221	(7)
Past due one to two years	65	(11)
Past due more than two years	70	(23)

	5,258	(44)

C.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2009
	Carrying amount	Contractual cash flow	6 months or less	1-3 years	3-5 years	More than 5 years
	NIS	NIS	NIS	NIS	NIS	NIS

Non-derivative financial liabilities
Short term bank credit	448	448	448	–	–	–
Loans from the parent company	326	332	332	–	–	–
Other payables	21	21	21	–	–	–
Debentures	399	460	61	144	133	122

Total	1,194	1,261	862	144	133	122

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

C.	Liquidity risk (cont’d)

	December 31, 2010
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	More than 5 years
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Non-derivative financial liabilities
Trade payables	1,061	1,061	1,061	–	–	–	–
Other payables	806	806	794	12	–	–	–
Bank loans	6,478	7,851	286	312	765	3,136	3,352
Loans from institutions and others	551	769	19	23	46	119	562
Debentures	3,806	4,113	927	92	621	1,653	820
Other liabilities	107	125	–	–	25	75	25

Total	12,809	14,725	3,087	439	1,457	4,983	4,759

Financial liabilities-derivatives
Forward contracts on copper prices	10	10	10	–	–	–	–

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

D.	Linkage and foreign currency risks

(1)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2009
	Unlinked	Israeli CPI-linked	Foreign currency linked (mainly U.S. dollars)	Total
	NIS	NIS	NIS	NIS

Cash and cash equivalents	936	–	4	940
Investments, including derivatives	–	99	–	99
Other receivables	8	–	–	8
Assets classified as held-for-sale	198	–	26	224
Total assets	1,142	99	30	1,271

Loans and borrowings	448	72	–	520
Loans from parent company	326	–	–	326
Other payables, including derivatives	6	–	–	6
Liabilities classified as held-for-sale	128	–	83	211
Debentures	–	342	–	342
Total liabilities	908	414	83	1,405

Total exposure in the statement of financial position	234	(315)	(53)	(134)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

D.	Linkage and foreign currency risks (cont’d)

(1)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2010
	Unlinked	Israeli CPI-linked	Foreign currency linked (mainly U.S. dollars)	Total
	NIS	NIS	NIS	NIS

Current assets
Cash and cash equivalents	356	–	27	383
Trade receivables	2,629	34	38	2,701
Other receivables	51	53	–	104
Other investments, including derivatives	608	175	6	789
Current tax assets	3	–	–	3
Total current assets	3,647	262	71	3,980
Non-current assets
Long-term trade and other receivables	949	161	4	1,114
Investments and long-term loans, including derivatives	87	10	30	127
Equity-accounted investment	–	1,351	–	1,351
Total non-current assets	1,036	1,522	34	2,592

Total assets	4,683	1,784	105	6,572

Current liabilities
Loans and borrowings	164	1,206	10	1,380
Trade payables	887	–	174	1,061
Other payables including derivatives	700	106	10	816
Current tax liabilities	–	346	–	346
Deferred income	4	–	–	4
Provisions	31	216	–	247
Total current liabilities	1,786	1,874	194	3,854
Non-current liabilities
Debentures	395	2,381	–	2,776
Bank loans	4,900	1,238	–	6,138
Loans from institutions and others	–	517	24	541
Provisions and other liabilities	103	107	1	211
Total non-current liabilities	5,398	4,243	25	9,666

Total liabilities	7,184	6,117	219	13,520

Total exposure in the statement of financial position	(2,501)	(4,333)	(114)	(6,948)

Currency futures transactions
Israeli CPI forward transactions	(390)	390	–	–

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

D.	Linkage and foreign currency risks (cont’d)

(1)	The exposure to linkage and foreign currency risk (cont’d)

The Group has CPI forward transactions for the Israeli CPI:

	December 31, 2010
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value (currency)	Fair value
					NIS
Instruments not used for hedging:
Israeli CPI forward contract	Israeli CPI	Israeli CPI	2011-2012	390	12

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2008	2009	2010	2008	2009	2010
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	(1.14)	(0.71)	(5.99)	3.802	3.775	3.549
1 euro	(6.39)	2.73	(12.94)	5.297	5.442	4.738
Israeli CPI in points	3.80	3.92	2.66	125.50	130.42	133.89

A change of the CPI as at December 31, 2010 and 2009 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

		Equity	Net income
	Change	NIS	NIS

December 31, 2010
Increase in the CPI of	2.0%	(60)	(60)
Increase in the CPI of	1.0%	(30)	(30)
Decrease in the CPI of	(1.0)%	30	30
Decrease in the CPI of	(2.0)%	60	60

December 31, 2009
Increase in the CPI of	2.0%	(4)	(4)
Increase in the CPI of	1.0%	(2)	(2)
Decrease in the CPI of	(1.0)%	2	2
Decrease in the CPI of	(2.0)%	4	4

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

E.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2009	2010
	NIS	NIS

Fixed rate instruments
Financial assets	1,018	3,359
Financial liabilities	(1,074)	(7,079)
	(56)	(3,720)
Variable rate instruments
Financial assets	14	4
Financial liabilities	(114)	(3,756)
	(100)	(3,752)

2.	Fair value sensitivity analysis for fixed rate financial liabilities and derivatives

The Group does not account for any fixed rate financial liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest swap contracts) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders’ equity and profit or loss by NIS 28.14 (2009: NIS 1).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial instruments does not differ significantly from their fair value.

	December 31, 2009		December 31, 2010
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Short-term credit	–	–	11	11

Secured loans from banks and others
Israeli CPI-linked	–	–	1,422	1,434
Unlinked	–	–	5,077	5,077

Debentures
Israeli CPI-linked	414	435	3,522	3,536
Unlinked	–	–	402	410
	414	435	10,434	10,468

The methods used to estimate the fair values of financial instruments are described in Note 4.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs)

As at December 31, 2009, all investments in trading and available-for-sale securities in the amount of NIS 99 are measured at fair value on a recurring basis using Level 1 inputs.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Derivatives not used in hedging:
CPI forward contract	–	12	–	12
Forward contracts on copper	–	(10)	–	(10)

Trading and available-for-sale securities:
Unmarketable shares	–	–	29	29
Marketable securities	782	–	–	782
Other liabilities	–	(107)	–	(107)

	782	(105)	29	706

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 – Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Financial instruments measured at fair value on level 3

The table below reconciles the opening and closing balances in respect of financial instruments measured at fair value on level 3 in the fair-value hierarchy:

2010
Available-for- sale financial assets
Non-marketable shares
NIS

Balance as at January 1	–
Additions in respect of Bezeq acquisitions	33
Acquisitions	3
Disposal consideration	(10)
Capital reserve	3

Balance as at December 31	29

Total profits for the year included in the statement of income under financing income	7

Note 20 – Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 31 below.

A.	Defined contribution plans

(1)
The pension rights of Bezeq employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (“the Makefet Fund”), which assumed the State of Israel’s obligation following an agreement between the Government of Israel, Bezeq, the Histadrut and the Makefet Fund.

(2)
Liabilities for employee benefits at retirement age in respect of the period of their service in Bezeq and its subsidiaries are covered in full by regular payments to pension funds and insurance companies.

(3)
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the civil service through January 31, 1985, is paid by Bezeq, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees’ rights. For some of its employees, Bezeq has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees’ names. See section B(1) below.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

B.	Defined benefit plans

(1)
The severance obligation included in the statement of financial position represents the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in a recognized compensation fund. The reserves in compensation funds include accrued linkage differentials and interest deposited in compensation funds, in banks and in insurance companies. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

(2)
The collective agreement of December 2006 (see section D below), provides, among others, that employees who transferred from the civil service to Bezeq and are due to end their employment due to retirement after December 31, 2016, are entitled to a supplement to close the gap between the Civil Service Law and the regulations governing the Makefet Fund. The financial statements of the Company include the obligation for this benefit.

(3)
According to some of the personal employment agreements, a number of senior employees are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees. Accordingly, a liability is included in the financial statements.

(4)	Benefits for notice are paid upon severance. Accordingly, a liability is included in the financial statements in accordance with an employment agreement and an actuarial calculation.

(5)
Bezeq retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. Bezeq’s liability for these costs accumulates during the employment period. The Company’s financial statements include the expected costs in the post- employment period, based on an actuarial calculation.

C.	Other long-term employee benefits

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

D.	Benefits for early retirement and dismissal

Bezeq has a number of collective agreements that include terms for early retirement. Below are details of the most recent agreement that was signed in December 2006 and an amendment to the agreement signed in December 2010:

(1)
The collective agreement of December 2006, between Bezeq and the union and the New Histadrut, regulates the labor relations in Bezeq following the transfer of control in Bezeq from the State of Israel, and delineates a new organizational structure for Bezeq. The amendment to the agreement of December 2010 regulates the labor relations in Bezeq following transfer of control in Bezeq to the Company. The agreement stipulates, among other things, that all the agreements, arrangements and procedures existing in Bezeq prior to signing the agreement will continue to apply only to the permanent long-standing employees in Bezeq.

(2)
Bezeq may, at its discretion, terminate the employment of 245 permanent employees in one or more of the years 2010-2016. The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in Bezeq up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. Bezeq has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

On January 24, 2011, the Board of Directors of Bezeq approved a plan for early retirement of 260 employees at a cost of no more than NIS 281.5. This expense will be recognized in the financial statements in 2011.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

E.	Liabilities for employee benefits

	December 31		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Unfunded obligations (1)	(* )	225	63
Funded obligations (2)	7	213	60

Total present value of obligations	7	438	123
Fair value of plan assets	(20)	(152)	(42)

Obligation for defined benefit plans (post-employment plans)	(13)	286	81

Obligation for a special bonus	–	26	7
Obligation for holiday pay	–	89	25
Obligation for sick leave	–	126	36
Obligation for voluntary early retirement	–	47	13
Total employee benefits (3)	(13)	574	162

Stated in the statement of financial position as:
Short term (3)	(13)	269	76
Long term	–	305	86
	(13)	574	162

(1)
Unfunded obligations are those obligations for which the Company did not fund a reserve to finance its liabilities and they include a provision for notice, an obligation to the Company’s pensioners, an obligation for early retirement of senior employees in the Company and an obligation for employees transferred from the civil service.

(2)	Obligations for which the Group companies funded a reserve to finance its obligations (severance obligation)

(3)	Total employee benefits as at December 31, 2009, presented under assets classified as held-for-sale.

*	Represent an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

E.	Liabilities for employee benefits (cont’d)

				Convenience translation into U.S. dollars (Note 2D)
		2009	2010	2010
		NIS	NIS	US$

1.	Change in an obligation in respect of defined benefit plans
	Obligation in respect of a defined benefit plan as at January 1	6	7	2
	Deduction with respect to the sale of the Company’s legacy communication business	–	(7)	(2)
	Benefits paid according to the plans	(4)	(30)	(9)
	Costs of current service, interest and exchange rate differences (see section 3 below)	2	28	8
	Retirement and curtailment of benefits (see section 3 below)	–	(8)	(2)
	Actuarial losses (gains) charged to equity (see section 5 below)	3	(17)	(5)
	Additions with respect to the acquisition of Bezeq	–	456	128
	Addition with respect to other business combination	–	9	3
	Defined benefit obligation as at December 31	7	438	123

2.	Change in plan assets and cost of past service
	Fair value as at January 1	16	20	6
	Deduction with respect to the sale of the Company’s legacy communication business	–	(20)	(6)
	Deposits	4	9	3
	Withdrawals	(2)	(9)	(3)
	Expected proceeds from plan assets (see section 3 below)	(* )	4	1
	Actuarial gains (losses) charged to equity (see section 5 below)	2	(2)	(** )
	Amortization of past service cost, see section 3 below	–	(6)	(2)
	Retirement	–	1	(** )
	Additions with respect to the acquisition of Bezeq	–	148	41
	Addition with respect to other business combination	–	7	2
	Fair value of plan assets as at December 31	20	152	42

* Represent an amount less than NIS 1.

** Represent an amount less than US$ 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

E.	Liabilities for employee benefits (cont’d)

							Convenience
							translation into
							U.S. dollars
		Year ended December 31					(Note 2D)
		2008		2009		2010	2010
		NIS		NIS		NIS	US$

3.	Expense recognized in the statement of income
	Cost of current service	2		2		12	3
	Interest cost	(*	)	(*	)	20	6
	Other	1		–		(11)	(3)
		3		2		21	6

	The expense is included in the following items in the statement of income:
	Salary expenses	3		2		10	3
	Financing expenses	(*	)	(*	)	11	3
		3		2		21	6

4.	Actual return on plan assets	(1)		2		3	1

5.	Actuarial losses (gains) recognized directly in other comprehensive income (before tax)
	Amount accrued as at January 1	–		5		6	1
	Additions	–		–		13	4
	Amount recognized in the period	5		1		(15)	(4)
	Amount accrued as at December 31	5		6		4	1

6.	Historical information
	Adjustments for liabilities arising from past experience	4		3		(17)	(5)

	Adjustments for assets arising from past experience	–		–		(1)	(** )

In 2011, Bezeq expects to pay NIS 18 as a combination to a defined benefit plan.

* Represent an amount less than NIS 1.

** Represent an amount less than US$ 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

F.	Actuarial assumptions

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date:

(1)
Mortality rates are based on the rates published in Insurance Circulars 6-3-2007 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of Bezeq and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment.

The main assumptions regarding the churn rate were determined with a distinction made between permanent employees (between 3.5% in the first year to 0.5% over 10 years), personal contract employees (5.5% per year), senior employees (20% per year), and temporary employees (between 34% in the first year and 25% for more than 7 years).

(3)	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

December 31, 2010
Average capitalization rate
%

Sick leave	1.9
Compensation	2
Retirement benefit – holiday gift *	4.3
Retirement benefit – clubs and activities	2.9
Early notice to senior employees	1.5

*	At a discount rate based on US corporate debentures.

(4)
Assumptions regarding salary increases were made on the basis of experience and management’s assessments, distinguishing between groups of employees The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average salary increment is 3% for young employees, with a linear decrease to 1.5% per year up to age 60. For employees in a monthly collective agreement, the average salary increment is of 3% per year. For employees in a personal collective hourly employment agreement, the average salary increment is 7% per year. For employees in a personal employment agreement, the average salary increment is between 4% and 0.5%, depending on the age of the employee, and for senior employees, the average salary increment is 6% per year.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 – Employee Benefits (cont’d)

G.	Actuarial assumptions (cont’d)

(5)
The forecasted growth rate of the assets accumulated in all Group companies is 2% in real terms for old pension funds in the administration and 5.57% in real terms for old pension funds that are not part of the arrangement. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officers’ insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. The growth rate in other plans is the discount interest.

(6)
An obligation for voluntary early retirement includes an obligation for pension and grants. The obligation for pension is calculated according to the terms of the agreement of December 2006 (see section D above) and in accordance with the agreement with the insurance company. The obligation is affected by changes in the interest rates of debentures until the purchase of the policy and payment to the insurance company.

H.	Other

According to Bezeq’s collective agreements applicable to labor relations, and in accordance with agreements with the Makefet Fund, an option is reserved for Bezeq employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between Bezeq and the Makefet Fund between 1990 and 1996. Bezeq contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, Bezeq filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280. The Makefet Fund filed defense documents, in which it rejects the allegations of Bezeq and contends that it acted in accordance with the agreements between it and Bezeq. The case is in the evidentiary stage.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax

A.	Composition of income tax expenses (income)

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Current tax expenses	18	31	646	182

Deferred tax expenses	4	24	(261)	(73)

Income tax expenses	22	55	385	109

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

					Convenience
					translation into
					U.S. dollars
	Year ended December 31				(Note 2D)
	2008	2009		2010	2010
	NIS	NIS		NIS	US$

Income before income tax	75	202		708	200

Statutory tax rate	27%	26%		25%	25%

Income tax at the statutory tax rate	20	53		177	50
Differences in tax rate	1	(*	)	(7)	(2)
Expenses not recognized for tax purposes	1	2		51	14
Adjusted tax calculated for the Company’s share in equity- accounted investees	–	–		59	17
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	–	3		–	–
Differences between the definition of capital and assets for Israeli tax purposes and other differences	(2)	(4)		46	13
Current year tax losses and benefits for which deferred taxes were not created	2	1		59	17
Taxes in respect of previous years	(* )	(*	)	–	–

Income tax expenses	22	55		385	109

* Represent an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax (cont’d)

C.	Unrecognized deferred tax liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of the sale of investments in subsidiaries and associates, since the Group intends to retain the investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

D.	Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2010, the Company has tax loss carry-forwards in the amount of NIS 50 (2009: NIS 26). In addition, the Company’s subsidiaries have tax loss carry-forwards in the amount of NIS 8 (2009: NIS 28) and capital losses carry-forwards in the amount of NIS 57.

Deferred tax assets relating to carry-forward losses and tax benefits were not recognized because their utilization in the foreseeable future is not probable. The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

As a result, as at December 31, 2010, deferred taxes were not created on carry-forwards losses of the Company in the amount of NIS 41 (2009: NIS 13) and on carry-forwards capital losses of subsidiaries in the amount of NIS 57.

E.	Income tax recognized in equity

	Year ended December 31						Convenience translation into U.S. dollars (Note 2D)
	2009			2010
	Before tax	Tax expenses (benefit)	Net of tax	Before tax	Tax expenses (benefit)	Net of tax
	NIS						US$

Available-for-sale	(20)	5	(15)	1	–	1	–
Defined benefit plan actuarial losses, net	1	*	1	(15)	2	(13)	(3)
Contribution by parent company and ultimate parent company	(8)	2	(6)	–	–	–	–

	(27)	7	(20)	(14)	2	(12)	(3)

* Represent an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax (cont’d)

F.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Property			Carry-
	equipment,			forward	Unrealized
	and		Allowance	tax losses	losses on
	intangible	Employee	for doubtful	and	marketable
	assets	benefits	debts	deductions	securities	Other		Total
	NIS	NIS	NIS	NIS	NIS	NIS		NIS

Balance of deferred tax asset (liability) as at January 1, 2009	(25)	(1)	5	13	7	2		1
Recognized in profit or loss	(9)	(1)	(* )	(10)	(4)	(*	)	(24)
Recognized in equity	–	(* )	–	–	(5)	(1)		(6)
Transfer to assets and liabilities classified as held-for-sale	35	2	(6)	–	–	(1)		30

Balance of deferred tax assets (liability)as at December 31, 2009	1	–	(1)	3	(2)	(*	)	1

* Represent an amount less than NIS 1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax (cont’d)

F.	Recognized deferred tax assets and liabilities (cont’d)

	Property,
	plant						Other				Convenience
	equipment,					Carry-	assets				translation
	and		Employee			forward	and				into U.S.
	intangible	Doubtful	benefits	Share-based		tax	deferred	Brand	Customers		dollars
	assets	debts	plan	payments	Provisions	losses	expenses	name	relationship	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance of deferred tax asset (liability) as at December 31, 2009	–	–	–	–	–	3	(2)	–	–	1	–
Transfer from assets and liabilities classified as held-for-sale	(35)	6	(2)	–	–	–	1	–	–	(30)	(8)
Additions in respect of the acquisition of Bezeq	(564)	49	319	29	57	2	(80)	(216)	(1,124)	(1,528)	(431)
Recognized in profit or loss	90	(1)	(49)	(9)	(28)	(3)	15	–	246	261	74
Recognized in equity	–	–	(2)	–	–	–	–	–	–	(2)	(1)

Balance of deferred tax assets (liability)as at December 31, 2010	(509)	54	266	20	29	2	(66)	(216)	(878)	(1,298)	(366)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax (cont’d)

F.	Recognized tax assets and deferred tax liabilities (cont’d)

Deferred tax assets and tax liabilities are attributed to the following items:

	Assets		Liabilities		Net		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2009	2010	2009	2010	2010
	NIS	NIS	NIS	NIS	NIS	NIS	US$

Property, plant and equipment	–	–	–	(509)	–	(509)	(143)
Doubtful debts	–	54	–	–	–	54	15
Employee benefit plan	–	266	–	–	–	266	75
Share-based payments	–	20	–	–	–	20	6
Provisions	–	29	–	–	–	29	8
Carry-forward tax losses	3	2	–	–	3	2	–
Other assets and deferred expenses	–	–	(2)	(66)	(2)	(66)	(19)
Trade names and trade marks	–	–	–	(216)	–	(216)	(61)
Customer relationship	–	–	–	(878)	–	(878)	(247)

	3	371	(2)	(1,669)	1	(1,298)	(366)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax (cont’d)

G.	Details regarding the tax environment of the Company

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

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, among other things, an additional gradual reduction in the Company tax rate to 18% as from 2016 tax year. In accordance with the aforementioned amendments, the Company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year - 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the Company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law.

(2)
On September 17, 2009 Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) (Amendment) - 2009 were published following which there was an extensive change in Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) - 1986. The Amendment applies to loans granted as from October 1, 2009, and also includes transitional provisions regarding loans granted before the effective date of the Amendment.

With respect to Section 3(j) of the Ordinance, the interest rate applicable to in scope taxpayers granting a loan in NIS is 3.3% p.a. (this rate may change according to the overall average cost of unlinked credit granted to the public by the banks).

Conversely, when the loan is in foreign currency (as defined in the regulations) the interest rate with respect to Section 3(j) is according to the rate of change in the exchange rate of the relevant foreign currency plus 3%.

In addition, a special provision was included with respect to determination of the interest rate on a loan in NIS or in foreign currency that was granted in the 14 days before or after a loan with the same terms was received from a non-related party

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 – Income Tax (cont’d)

G.	Details regarding the tax environment of the Company (cont’d)

(3)
On February 4, 2010, the Tax Authorities issued a Temporary Order for amendment to the Income Tax Ordinance for the 2007, 2008 and 2009 tax years, prescribing that accounting under IFRSs rules cannot determine taxable income even though the IFRS applies in the financial statements. The amendment has no effect on the Company’s financial statements.

H.	Final tax assessments

(1)	The Company has tax assessments considered to be final up to and including the tax year ended December 31, 2005. SP1 and SP2 have not been assessed since their inception.

(2)	Bezeq has received final tax assessments up to and including the tax year ended December 31, 2004.

(3)	Bezeq International has received final tax assessments up to and including the tax year ended December 31, 2005.

(4)	Pelephone, Walla and Bezeq Online have received final tax assessments up to and including the tax year ended December 31, 2006.

Note 22 – Contingent Liabilities

As part of the agreement with Ampal, as described in Note 7, all of the legal proceedings relating to the Company’s legacy communication business were fully assumed by Ampal.

As at December 31, 2010, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were filed against the Bezeq Group or there are pending claims (“hereinafter in this section: “legal claims”).

In the opinion of the managements of the Bezeq Group, which are based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 17 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Bezeq Group, the additional exposure as at December 31, 2010, due to claims filed against Bezeq Group on various matters and which do not meet the more likely than not to be realized threshold, was NIS 15.7 billion (of which an amount of NIS 192 is for claims, which at this stage, cannot be assessed, as set out in sections B and E below). This amount and all the amounts of the additional exposures in this note are linked to the Israeli CPI and are stated net of interest. For updates subsequent to the reporting date, see Note 34C.

For motions for certification of class action suits to which Bezeq Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

Following is a detailed description of Bezeq Group’s contingent liabilities at December 31, 2010, classified into groups with similar characteristics.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 – Contingent Liabilities (cont’d)

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against Bezeq. These are mainly claims concerning recognition of various salary components as pension components, recognition of various components in the determining salary for severance pay and pension rights. In addition, employees and former employees also filed various individual claims against the Bezeq Group.

In the financial statements signed on March 7, 2011, Bezeq assumed that at December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for these claims was NIS 2 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. Of this amount, approximately NIS 1.8 billion is related to a specific procedure (for which the amount claimed in it is not significant) and indirect wide ramifications that may result from the cause of actions that are included in the aforesaid procedure.

Regarding this procedure, subsequent to the signing date on the financial statements of Bezeq on March 7, 2011, Bezeq received an updated opinion that estimates the chances of the claim to be realized as of December 31, 2010 as remote.

Accordingly, the Company estimates that approximately NIS 1.8 billion of the aforesaid exposure is remote.

Therefore, as of December 31, 2010 the possible exposure amounts to approximately NIS 200, and it relates to the rest of the above claims.

In the opinion of the managements of the Bezeq Group, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 96, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, customers of Bezeq Group filed claims against the Bezeq Group. These are mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Bezeq Group. At December 31, 2010, the amount of the additional exposure for customer claims was NIS 7.1 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 169, which, at this stage, cannot yet be estimated. There are other claims for which Bezeq Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claims is not stated in the claim. In the opinion of the managements of the Bezeq Group, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 56, where provisions are required to cover the exposure resulting from such claims.

In addition, subsequent to the reporting date, customers of the Bezeq Group filed a number of claims, amounting to NIS 2.1 billion, the exposure of which cannot be assessed at this stage, and customer claims of NIS 2.5 billion were eliminated.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 – Contingent Liabilities (cont’d)

B.	Customer claims (cont’d)

In the second quarter of 2008, four claims were filed against Bezeq International in the Tel Aviv and Central District Courts, concerning the use of international calling cards for destinations in the Philippines, Thailand and Nepal, together with motions for certification of class actions. The plaintiffs have applied for their claims to be certified as class actions on behalf of groups that include every person who, during the seven years prior to filing the claim and during the claim’s proceeding, purchased phone cards of the type referred to in the claims. The plaintiffs estimate the loss sustained by all the members of the group at NIS 1.1 billion. In the opinion of the management of Bezeq International, based, among other things, on the opinion of its legal counsel, the maximum amount of the exposure (included in the abovementioned exposure), for all these claims is negligible compared to the amount of the claim.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services and communications providers that the Bezeq Group supplies goods and/or services to or receives goods and/or services from filed various claims against the Bezeq Group. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product. On December 31, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements) for these claims was NIS 979. In the opinion of the managements of the Bezeq Group, which is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 5, where provisions are required to cover the exposure arising from such claims.

D.	Claims for punitive damages

During the normal course of business, claims were filed against the Bezeq Group for alleged physical damage or damage to property caused by Bezeq Group (including in relation to environmental quality and radiation). At December 31, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements) for punitive damages was NIS 5 billion. This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Bezeq Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Bezeq Group, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1.6, where provisions are required to cover the exposure resulting from such claims.

E.	Claims by developers and companies

During the normal course of business, claims were filed against certain of the entities within the Bezeq Group or their officers, claiming liability and/or negligence of Bezeq Group and/or their directors in respect of their activities and/or the investments made in various projects. On December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for these claims was NIS 320. In the opinion of the managements of the Bezeq Group, which is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 10, where provisions are required to cover the exposure arising from such claims. Subsequent to the reporting date claims of NIS 65 were eliminated.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 – Contingent Liabilities (cont’d)

F.	Claims by the State and authorities

During the normal course of business, various claims are pending against Bezeq Group companies by the State of Israel, government institutions and authorities (“the authorities”). These are mainly procedures related to regulations relevant to Bezeq Group and financial disputes concerning monies paid by the Bezeq Group to the authorities (including property taxes) or by the authorities to the Bezeq Group. At December 31, 2010, the additional exposure (in addition to the provisions included in these financial statements) for these claims amounted to NIS 275. Of these claims, there are claims amounting to NIS 16, which, at this stage, cannot yet be estimated. In the opinion of the managments of the Bezeq Group, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 65, where provisions are required to cover the exposure resulting from such claims.

F.	Claims by the State and authorities (cont’d)

In December 2000, the government filed a claim against Pelephone for royalties allegedly due from January 1994 to February 1996. The amount in the claim is NIS 260 at the date of the claim, including principal, linkage differences and interest. In September 2010, the court ruled against Pelephone, accepting some of the government’s claims. Pelephone was required to pay the government NIS 150, including principle, linkage differences and interest, which is included as a liability in these financial statements. This amount was paid in October 2010. Additionally, in October 2010 Pelephone filed an appeal against the ruling at the Supreme Court. Prior to the ruling, the Group included a provision for the claim in its financial statements, amounting to NIS 76.

Note 23 – Agreements

A.	The Group has rental agreements. Contractual rental payments during the next five years, calculated according to the rent in effect at December 31, 2010, are as follows:

Year ended December 31	NIS

2011	168
2012	165
2013	129
2014	85
2015 onwards	132

679

B.
The Group has a number of operating lease agreements for periods of up to three years in respect of vehicles it uses. The contractual annual lease payments, calculated according to the payments in effect at December 31, 2010, are NIS 102.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 23 – Agreements (cont’d)

C.	Most of the Group companies are required to pay royalties to the State of Israel. The rate of royalties paid was 1% in 2010.

In January 2010, an amendment to the Communications Regulations (Telecommunications and Broadcasts) (Royalties), 5761-2001 was issued. The regulations include clarification of the royalties that a licensee owes the State of Israel. The amendment includes an exemption for the payment of royalties for revenue from high-speed communication services which commenced on January 1, 2004.

In January 2011, an amendment to the Communications Regulations (Royalties) was issued. According to the amendment, the rate of royalties will increase to 1.75% in 2011 and to 2.5% in 2012. The adjusted rate for calculation of royalties is effective from January 19, 2011.

D.
Pelephone leases some of the sites from the Israel Lands Administration (“ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008.

According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, Pelephone will evacuate the land. There is a similar agreement with the other cellular operators. The agreement was extended until December 31, 2010.

At the reporting date, Pelephone and the other cellular operators are in advanced stages of negotiations to extend the agreement, however the agreement has not yet been renewed.

If, for any reason, the agreement is not renewed or extended, this could have a material negative effect on Pelephone, among other things because Pelephone will be restricted in establishing sites on ILA land and it may also be required to vacate existing sites.

E.
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and a maintenance agreement for the Nortel network with Ericsson. Pelephone believes that it could be dependent on Ericsson for network support.

F.	Pelephone has obligations to acquire terminal equipment amounting to NIS 455.

G.
In November 2010, Bezeq International signed an agreement with Alcatel-Lucent Submarine Networks to roll out a high speed submarine cable linking Israel to Italy. At the same time, Bezeq International acquired an indefeasible right of use of terrestrial infrastructure linking the cable in Italy to points of presence in western Europe.

H.	For agreements for the purchase of property, plant and equipment, see Note 11H above.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 – Securities, Liens and Guarantees

A.	For securities, liens and stipulations given by the Company and subsidiaries in connection with loan covenants and borrowings, see Note 15.

B.
In May 2003, Bezeq provided, at the request of the Ministry of Communications, a bank guarantee of US$10 in connection with its general license for implementing telecommunications operations and for providing telecommunication services.

C.	Bezeq provided a guarantee in favor of banks in connection with credit of up to NIS 70 granted to Bezeq’s subsidiaries.

D.
Bezeq has received a demand for the forfeiture of a guarantee in the amount of approximately US$6 related to a project (HBTL) in a basic telephony tender in 1995 in India, in which Bezeq participated together with others. An appeal against an order given at the request of the developer, which prevents forfeiture of the guarantees, is being heard in the appeals department of the High Court in Delhi. Bezeq has applied to the court in India for release of the bank guarantees it provided. The court has yet to hear the application.

E.
Bezeq provided a guarantee of NIS 10 for DBS in respect of a bank guarantee of NIS 36, which DBS had provided in favor of the State of Israel, according to the terms of DBS’s license. The guarantee was valid until December 31, 2010. This guarantee was in accordance with the proportionate rate of Bezeq’s holdings in DBS when DBS was established. On January 24, 2011, Bezeq’s Board of Directors approved the replacement of this guarantee with a new guarantee according to the updated proportionate rate of the Bezeq’s holdings in DBS (approximately 49.8% out of a total bank guarantee of NIS 38). The validity of the bank guarantee provided by the bank to the Ministry of Communications has since been extended (up to the end of April 2011) to allow finalization of the documents for Bezeq’s new guarantee towards the bank that provided the bank guarantee.

F.
In February 2002 and May 2005, according to Ministry of Communications requirements, Bezeq International provided bank guarantees of NIS 9.4 and NIS 1.5 respectively, for fulfillment of all the terms of the license to provide international telecommunication services. In February 2009, according to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 10 to fulfill the terms of the special and general license for the provision of domestic operator services through the BIP Limited Partnership. At the reporting date, Bezeq International had provided additional bank guarantees in a total amount of NIS 16.

G.
Pelephone has bank guarantees of NIS 93 in favor of third parties, of which NIS 35 is in favor of the Ministry of Communications, in connection with a guarantee for fulfillment of the terms of its license.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 – Securities, Liens and Guarantees (cont’d)

H.
The other shareholder in DBS has pledged its shares in favor of the banks. In view of a negative pledge of Bezeq, Bezeq provided the banks with a perpetual guarantee for payment of the debts of DBS. The guarantee is up to a maximum amount equal to the percentage of Bezeq’s holding in DBS, multiplied by the value of DBS as derived from realization of the pledged shares of the other shareholders. If Bezeq joins the sale when realizing the pledged shares of the other shareholders, the amount of the guarantee will not exceed the amount of the proceeds Bezeq will receive from realization of its shares in DBS. The note of guarantee includes numerous restrictions on Bezeq in realizing the shares it holds, and lists events of violation which, if committed, will enable the banks to call in the guarantee. Furthermore, Bezeq undertook to put its shares up for sale if the shares pledged to the bank are sold, and agreed that in the event of realization of collateral provided by the other shareholders, Bezeq would forgo repayment of shareholder loans provided for DBS and that the guarantee would also apply, with the required changes, to warrants which Bezeq will receive from DBS and to the right to receive them.

The shareholders in DBS, have made a commitment to the banks not to oppose the sale or other realization of their shares in DBS, which were pledged or for which a guarantee was provided (by Bezeq), in a way that will enable the banks to accomplish a friendly liquidation. Bezeq also undertook that if a negative pledge which Bezeq gave in favor of its creditors is released, Bezeq will pledge its shares in DBS in favor of the banks as a first lien.

I.	For the securities, liens and stipulations of DBS, see Notes 5, 7, 21(1) and 28 to the financial statements of DBS for 2010 attached to these financial statements.

Note 25 – Capital and Capital Reserves

A.	Equity

	Issued		Registered and paid up
	December 31	December 31	December 31	December 31
	2009	2010	2009	2010
	Number of shares		Number of shares

Ordinary shares of NIS 0.1 par value each	50,000,000	50,000,000	25,340,770	29,889,045

(1)	19,230 shares have been purchased according to a share buyback program which was authorized by the Company’s Board of Directors.

(2)
On March 24, 2010, the Company completed a private placement of 3,448,275 of its ordinary shares to Israeli institutional investors and IGLD. Based on Internet Gold’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, IGLD purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement.

(3)	Regarding share options to employees, managers and senior employees in the Group - see Note 31.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 25 – Capital and Capital Reserves (cont’d)

B.	Description of the reserves

Translation reserve
A translation reserve includes all the foreign currency differences arising from translation of financial statements of a consolidated partnership whose functional currency is a foreign currency.

Capital reserve for assets classified as available-for-sale

The capital reserve for assets classified as available-for-sale includes the net cumulative change in the fair value of available-for-sale financial assets, up to the date of derecognition or impairment of the investment.

Reserve for transactions with non-controlling interests
The reserve for transactions with non-controlling interests, while retaining control includes differences between the considerations paid or received for changes in non-controlling interests.

Note 26 – Revenues

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Domestic fixed line communications
Fixed line telephony	–	–	2,202	621
Internet - infrastructure	–	–	708	199
Transmission and data communication	–	–	507	143
Other services	–	–	161	45

	–	–	3,578	1,008

Cellular
Cellular services and terminal equipment	–	–	2,376	669
Value added services	–	–	733	207
Sale of terminal equipment	–	–	850	239

	–	–	3,959	1,115

International communications, internet services and NEP	1,106	1,173	951	268

Others	–	–	169	48

	1,106	1,173	8,657	2,439

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 27 – Salaries

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Salaries and incidentals:
Operating	142	141	1,268	357
General and administrative	22	22	495	139
Share-based compensation	3	5	63	18

Total salaries and incidentals	167	168	1,826	514
Less - salaries recognized in investments in property, plant and equipment and in intangible assets	6	10	338	95

	161	158	1,488	419

Note 28 – General and Operating Expenses

	Year ended December 31			Convenience translation into U.S. dollars (Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Cellular telephone expenses	–	–	1,364	384
General expenses	654	703	1,097	309
Materials and spare parts	–	–	748	211
Building maintenance	10	12	193	54
Services and maintenance by sub- contractors	14	21	70	20
Vehicle maintenance expenses	6	4	97	28
Royalties to the State of Israel	5	3	55	15
Collection fees	5	6	16	5

	694	749	3,640	1,026

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 – Other operating Expenses (income), net

	Year ended December 31			Convenience translation into U.S. dollars (Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Provision for severance pay in early retirement	–	–	36	10
Capital gain from sale of the Company’s legacy communication business, net	–	–	(10)	(3)
Provision for contingent liabilities, net	–	–	(61)	(18)
Expenses related to changes of Organization structure	7	2	31	9
Loss from copper forward transactions	–	–	10	3
Impairment of long-term loans and others	–	–	(1)	(* )

	7	2	5	1

*    Represent an amount less than US$1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 – Finance Expenses (Income)

	Year ended December 31			Convenience translation into U.S. dollars (Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Income on bank deposits, investments and others	(7)	(78)	(23)	(6)
Change in fair value of financial assets measured at fair value through profit or loss	–	–	(64)	(18)
Income in respect of credit in sales, net of discount	–	–	(65)	(18)
Foreign exchange differences	(1)	(7)	–	–
Interest and linkage differences from loans to an associate	–	–	(141)	(40)
Other finance income	(* )	(* )	(20)	(6)

Total financing income	(8)	(85)	(313)	(88)

Interest expenses on financial liabilities	22	22	363	102
Linkage and exchange rate differences	30	22	162	46
Finance expenses in respect of transactions with shareholders	6	3	1	(** )
Change in fair value of financial assets measured at fair value through profit or loss	5	–	24	7
Financing expenses for employee benefits, net	–	–	20	6
Other finance expenses	2	2	30	8

Total finance expenses	65	49	600	169

Finance expense (income) recognized in profit or loss, net	57	(36)	287	81

*	Represent an amount less than NIS 1.

**	Represent an amount less than US$1.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments

A.	Company’s share-based payments

2007 Equity Incentive Plan

In February 2008, the Company’s Board of Directors approved a share based incentive plan for its employees, directors and service providers. Under its equity incentive plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares. The initial total number of ordinary shares available for grant under the plan is 2,250,000.

Restricted shares, restricted share units and options granted under the equity incentive plan will generally vest over four years from the grant date, subject to the option committee decisions. Any option not exercised within seven years of the grant date will expire. If the Company terminates the employment of an employee for cause, as defined in the plan, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If the Company terminates the employment of an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Since the Company’s shares did not have enough trading history at grant date, expected volatility was computed based on the average historical volatility of similar entities with publicly traded shares.

During 2008, the Company issued 1,100,000 options to its employees. The risk-free rate for the expected term of the options was based on the Israeli treasury yield curve in effect at the time of grant.

February 2008

Valuation assumptions:
Fair value of option at grant date	NIS 18.03
Share price at grant date	NIS 36.64
Exercise price	NIS 36.64
Expected dividend yield	0%
Expected volatility	52%
Expected term (years)	5
Risk-free interest rate	5.2%

In connection with the sale of the Company’s legacy communications business to Ampal effective as of January 1, 2010, the vesting periods of 1,100,000 options granted to the Company’s former employees under 2007 plan were accelerated and the options became fully vested in accordance with the terms of the Plan. All of such options were subsequently exercised by the Company’s former employees (that had been hired by Ampal) and all of the issued shares were placed in trust due to Israeli tax requirements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments (cont’d)

A.	Company’s share-based payments (cont’d)

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
		NIS

Balance at January 1, 2008	–	–
Granted	1,100,000	36.34
Balance at December 31, 2008, and 2009	1,100,000	36.34	6.25

Exercised	(1,100,000)	36.34
Balance at December 31, 2010	–	–	–

The total grant date fair value of options granted during the year 2008 was NIS 20.

During 2010 an amount of NIS 11 was recognized in profit or loss with relation to share-based compensation arrangements granted under the Plan (2009 – NIS 5).

B.	Bezeq’s share-based payments

(1)
In February 2007, the Board of Directors of Bezeq approved an employee share options plan for 3% of the issued and paid up capital of Bezeq, under the collective agreement with the employees of December 2006. On March 25, 2007, 78,092,000 options were allocated, and on January 2, 2008 another 59,000 options were allocated to two employee-directors. The value of the grant was determined at February 22, 2007, the grant date. The expenses in respect of this grant were recorded in 2006, since in that year an undertaking was made to the employees, including the terms of the grant. According to this plan, the last date for exercising the options is March 24, 2012.

(2)
On November 20, 2007, the Board of Directors of Bezeq resolved to adopt a new share options plan for managers and senior employees in Bezeq and/or in associates, which would allocate up to 65,000,000 unmarketable options exercisable for up to 65,000,000 shares of Bezeq and representing 2.5% of the issued capital of Bezeq, and at full dilution, 2.37% of the share capital.

The options plan and the allocation of the options under it, were approved by the general meeting of Bezeq on January 31, 2008, in accordance with Bezeq’s Articles of Association. Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of Bezeq fall below the minimum prescribed in the Telecommunications Order (30%).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments (cont’d)

B.	Bezeq’s share-based payments: (cont’d)

In February 2011, the Prime Minister and Minister of Communications approved the decrease of the holding below the negligible amount to 29%, provided the decrease arises from allocation of Bezeq’s shares in an exercise of employee options, for six months from the date of the decrease below the negligible rate. The approval is effective at the date of the decrease below the negligible rate. The approval will expire after six months and the negligible rate will remain in effect.

The options will vest in three equal annual tranches. The vesting dates of each tranche will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each tranche will be spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. Exercise of the options for shares will be by using a cashless exercise mechanism, unless the Board of Directors decides otherwise.

Of the options for managers and senior employees, at the date of the financial statements, 65,250,000 options have actually been allocated (of this amount, 6,199,999 options have been forfeited and returned to the quantity of options for allotment), as follows

(a)
56,250,000 options, with a theoretical economic value of NIS 156 of which 17,750,000 options, which were allotted in 2008 to the CEO of Bezeq and to senior officers who are key personnel in the Group with a theoretical economic value of NIS 45 and 100,000 options, which were allotted in 2009 to an employee director with a theoretical economic value of NIS 303,000. The grant date was set as the later of the date of the general meeting and the date of the notice to the employees.

The exercise price set for the allotment of 49,950,000 options (out of 56,250,000, as set out above), is NIS 5.5 (adjusted for distribution of a dividend in cash or in kind). On June 26, 2008, the Board of Directors of Bezeq resolved that the exercise price for future allotments of options, as will be approved by the Board of Directors from time to time, will be the same as the average closing price of Bezeq’s share on the stock exchange in the 30 trading days prior to the date of the board’s decision to allot options to these offerees.

On December 31, 2009, the Board of Directors approved a retention plan for senior officers in the Group (CEOs of Bezeq, Pelephone and Bezeq International). According to the plan, their option agreements were amended so that in the event of dismissal within one year (compared to six months under the outline) from the date of transfer of control (April 14, 2010), the vesting period of the balance of the unvested options at the dismissal date will be accelerated. The amendment to the options agreements did not affect the financial statements of 2010 and is not expected to have any other material effect.

(b)
On April 17, 2008, the Board of Directors of Bezeq resolved to allocate 9,000,000 options to the chairman of the Board of Directors for that period in accordance with the plan described above, subject to a number of changes relating to the terms of his options. The allocation to the chairman was approved by the general meeting of the shareholders of Bezeq on June 1, 2008.

The options will vest in 12 equal quarterly tranches. The vesting dates of each tranche will fall at the end of each quarter from the grant date, and the expense will be spread for each tranche in accordance with its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments (cont’d)

B.	Bezeq’s share-based payments: (cont’d)

The exercise price of each option is NIS 6.4405 per share. The price was set according to the share price on the date on which the chairman took up his post - September 4, 2007 (which was NIS 6.649 per share) and after adjustment for distribution of a net dividend in the amount of NIS 0.26 per share, for which the ex-dividend date was April 14, 2008. The closing price of Bezeq’s share on June 1, 2008, the date of approval by the general meeting, was NIS 6.494 per share.

(3)
On December 19, 2010, the Board of Directors of Bezeq approved the amendment to the collective agreement with the employees (see Note 17D) and resolved to adopt a share options plan for employees (“the 2010 options plan for employees”). According to the 2010 options plan for employees, Bezeq will allocate 70,000,000 unmarketable options exercisable for up to 70,000,000 Company shares, par value NIS 1 each, representing 2.61% of the issued capital of Bezeq (2.5% at full dilution).

On December 20, 2010, Bezeq published an outline for the allocation of share options from the plan, in accordance with the Securities Regulations (Details of an Outline Offer of Securities to Employees), 5760-2000, which described, among other things, the terms of the plan, and a private tender offer in accordance with the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000

The options plan and the allocation of the options under it were approved by the general meeting of Bezeq in January 2011, in accordance with Bezeq’s Articles of Association. Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of Bezeq fall below the minimum prescribed in the Telecommunications Order (30%).

In February 2011, the Prime Minister and Minister of Communications gave his approval for such holdings to reach 29% in the event of dilution resulting from the exercise of stock options by Bezeq employees, for a period of six months commencing from the date such holdings fall below 30%. In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order.

The options will vest in three equal annual tranches. The vesting dates of each tranche will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each tranche will be spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. Exercise of the options for shares will be by using a cashless exercise mechanism.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments (cont’d)

B.	Bezeq’s share-based payments: (cont’d)

Of the options for managers and senior employees, at the approval date of the financial statements, 67,464,814 options have actually been allocated, with a theoretical economic value of NIS 284, based on the Black and Scholes model. In addition, on January 25, 2011, Bezeq granted another 87,455 options, according to the plan, to two employee-directors. The grant date is the date of approval by the general meeting. The theoretic economic value is calculated, among other things, on the share price at the grant date. The date for recording the expense was set at December 19, 2010, the date the plan was approved by Bezeq’s Board of Directors. In March, 2011 Bezeq’s directors approved additional grants of 1,900,000 options to employees according to the 2010 plan..

(4)
In order to estimate the fair value of the employees’ outstanding stock options as of April 14, 2010 (“the Valuation Date”) the Black Scholes model was implemented. The valuation was conducted under the International Financial Reporting Standard No’ 2, “Share- based Payment”.

As of the Valuation Date the outstanding number of stock options for employees and managers were 22,004,603 and 38,612,833, respectively.

Vesting Period and Contractual life of the options:

Employees- the vesting period of the options is 2 years and the contractual terms of the options are 5 years. The original grant date of the options for employees was March 25, 2007.

Managers- The contractual terms of the options are 8 years. The options granted to managers are normally exercisable during a 3 year period equivalently. 9,000,000 options are exercisable during a 12 quarters period equivalently.

Settlement mechanism – equity based payment with a cashless mechanism

The following table lists the total value of the options:

			Convenience
			translation into
	Number of	Total	U.S. dollars
	options	value	(Note 2D)
		NIS	US$

Employee	22,004,603	188	53
Managers	38,612,833	237	67
Total	60,617,436	425	120

The valuation was conducted for each tranche according to the different vesting periods.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments (cont’d)

B.	Bezeq’s share-based payments: (cont’d)

Inputs to the model used for the valuation date as of April 14, 2010:

Stock price – the stock price was determined according to the closing price of Bezeq stock as of April 13, 2010 on the Tel Aviv Stock Exchange. The closing price as of the Valuation Date was NIS 10.44.

Exercise price – the exercise prices are fully adjusted for dividends, therefore the Company applied the adjusted exercise price for each tranche.

Dividend yield - the exercise prices are fully adjusted for dividend distribution, hence the dividend yield taken into consideration was 0%.

Risk free interest rate – the risk-free interest rate was based on the yields available on Israeli government “shahar” and “memshalti shekeli” bonds as at the Valuation Date. The risk free rates chosen were calculated according to the expected life of the options, hence the range is between 2.4%-4.8%.

Expected term of the options – all of the options that were granted to the employees were vested as of the valuation date. The expected term of the options as of the valuation date is 0.97 years. Regarding managers, the expected terms of the options as of the valuation date are 0.11- 5.45 years according to their vesting periods and grant dates.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 – Share-Based Payments (cont’d)

B.	Bezeq’s share-based payments (cont’d)

Expected volatility – the expected volatility was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of the Valuation Date, in a range of 22.6%- 25.8%.

(2)	Terms of the options for operating plans in Bezeq

Date of grant / eligible employees	No. of instruments (in thousands)	Vesting terms	Contractual life of the options

A. Grant of options to employees on February 22, 2007	78,151	Immediate (subject to lock-up for two years)	5 years

B. Grant of options to managers, senior employees and officers up to December 31, 2010	56,250	Three equal annual tranches	8 years

C. Grant to the chairman of the Board of Directors on April 17, 2008	9,000	12 quarterly tranches	4 years

D. Approval of 2010 option plan for employees	67,552	Three equal annual tranches	5 years

Total share options granted	210,953

The options referred to in sections A are settled by way of physical delivery of shares. The other options are settled in a cashless exercise mechanism.

(3)	Salary expense for share-based payments

	Year ended December 31		Convenience translation into U.S. Dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US$

Equity-settled share options (1)	5	63	18

(1)	Calculation of the salary expense assumed 5% for forfeiture, for each year, for the options plan set out in section B(1) above, and 1% for the options plan for employees in 2010.

(4)	Subsequent to the reporting date and until June 30, 2011, the employees exercised additional 17,381 thousand options.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 32 – Earnings Per Share

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2008	2009	2010
	NIS	NIS	NIS

Income (loss) attributable to ordinary shareholders
Basic earnings (losses) for the year	53	147	(140)
Effect of diluted per share in a subsidiary	–	–	(3)

Diluted earnings (losses) for the year	53	147	(143)

	Year ended December 31
	2008	2009	2010
	Thousands of shares of NIS 0.1 par value	Thousands of shares of NIS 0.1 par value	Thousands of Shares of NIS 0.1 par value

Weighted average number of ordinary shares
Balance as at January 1	25,360	25,360	25,341
Effect of own shares held by the Company	–	(14)	–
Effect of shares issued during the year (private placement)	–	–	2,664
Effect of share options exercised	–	–	711

Weighted average number of ordinary shares at December 31 (basic and diluted)	25,360	25,346	28,716

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties

A.	Identity of interested and related parties

The Company’s interested and related parties are as defined in IAS 24 – Related Party Disclosures and include: Internet Gold, its ultimate parent Eurocom, and other Eurocom Group companies: related parties of Eurocom, Bezeq, Bezeq subsidiaries and affiliates and jointly-controlled entities; and associates, directors and key management personnel in the Company, Internet Gold, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily between Bezeq, or Bezeq subsidiaries and between other Eurocom Group companies, such as Eurocom Digital Communications, Eurocom Cellular Communications, Space-Communications, Gilat Satcom, Satlink Communications, and to a lesser extent other affiliated companies.

Such business activities primarily relate to the provision, purchase or sale of communications or digital services and products, including, the provision of related satellite or broadcasting services, cellular and electronic products and equipment, and Internet and telephony services.

The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

Ordinary course of business transactions are aggregated in this Note. This Note also includes detailed descriptions of material related party transactions.

B.	Balances with interested and related parties

	December 31,		Convenience translation into U.S. dollars (Note 2D)
	2009	2010	2010
	NIS	NIS	US

Receivables – associates, net	–	58	16

Loans to an associate, see section C below	–	1,351	381

Receivables from (Liabilities to) related parties, net *	4	(102)	(29)

Loan from the parent company, see section D below	(326)	–	–

Loan from related parties to an associate *	–	(1,351)	(381)

*	The amounts are for IGLD, its ultimate parent Eurocom, and related parties.

C.	Loans provided to an associate

For the loans provided to an associate, DBS, see Note 14.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties (cont’d)

D.	Loans from the parent company

1.	As at December 31, 2009, the Company’s current assets includes NIS 3 with respect to options to demand loans from Internet Gold and Eurocom, as described hereinafter:

	a.	On October 29, 2009 the Company’s approved the receipt of a loan of up to NIS 250 from Internet Gold in support of its acquisition of the controlling interest in Bezeq.

The Company partially exercised this option. For more details see paragraph (2)b below.

b.
For the purpose of financing the acquisition of the controlling interest in Bezeq, the Company received an undertaking by Eurocom, whereby Eurocom granted the Company an option to require it, at any time after 120 days, a loan of up to NIS 1.2 billion, bearing interest at the “risk-free” or lower rate and subordinated to any committed third-party financing for the abovementioned acquisition.

The Company did not exercise this option.

2.	The Company’s current liabilities includes loans from Internet Gold, as described hereinafter:

a.
On March 31, 2007, Internet Gold provided the Company with a long-term loan of NIS 100.6, bearing the prime interest rate published from time to time by the Bank of Israel. Internet Gold and the Company agreed the due date would not be prior to October 1, 2008.

b.
In November 2009, the Company partially exercised an option granted by Internet Gold for a NIS 217.5 loan, which bears interest at a rate equal to the yield on Israel Government Bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government Bonds for the seven trade days preceding the grant of the loan. According to the option terms, the loan was repayable in full, plus accrued interest, nine months following the grant of the loan, the payment of which may be accelerated or extended by mutual written consent. For more details see paragraph (1)a above.

	c.	On March 24, 2010, the Company completed a private placement of 3,478,000 of its ordinary shares to Israeli institutional investors and Internet Gold (see Note 25A).

The Company recorded the private placement proceeds attributable to IGLD as early repayments of shareholder’s loans from Internet Gold as follows:

(a) NIS 83.2 from the March 2007 loan.

(b) NIS 218.3 (including accrued interest) from the November 2009 loan (the loan was fully repaid).

As at May 12, 2010, the remaining outstanding NIS 31.5 balance of the March 2007 loan was fully repaid.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties (cont’d)

E.	Transactions with interested and related parties

				Convenience
				translation
				into U.S. dollars
	Year ended December 31,			(Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	NIS

Revenue
From associates	–	–	145	41
From related parties *	7	12	6	2
Expenses
To related parties *	20	19	191	54
Associate to related parties *	–	–	106	30
To associates	–	–	5	1
Investments
Related parties *	–	–	78	22

*	The amounts are for IGLD, Eurocom, and their related parties.

F.	Extraordinary Transactions pursuant to section 270(4) of the Companies Law, 5769-1999 (“the Companies Law”).

	1.	Debt arrangements between Bezeq and Bezeq International and DBS

On May 20, 2010, the general meeting of Bezeq’s shareholders approved an arrangement for DBS’s debt to Bezeq for communication services, amounting to NIS 31.5 at July 31, 2009, which DBS will pay Bezeq in 36 equal monthly payments of NIS 1 each, plus VAT and interest at prime + 1.5% plus VAT.

On October 14, 2010, the general meeting of Bezeq’s shareholders approved Bezeq’s an amendment to the debt arrangement with DBS from May 2010 and September 2006. Under the amendments, all the payments that are due from July 1, 2010 to December 31, 2011, will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT. The deferred payments amount to NIS 45.4.

On October 14, 2010, the general meeting of Bezeq’s shareholders approved an amendment to the agreement of Bezeq International and DBS of January 2010 relating to DBS’s debt to Bezeq International. Under the original agreement NIS 8.37 was to be repaid in 24 equal monthly payments t commencing July 1, 2010, bearing interest at prime + 1% and VAT. Under the amendment, each of these payments will be deferred for 18 months, against payment of annual interest of prime + 3%, plus VAT. For the sake of caution, these transactions were approved as transactions in which a controlling shareholder in Bezeq has a personal interest, since the controlling shareholder of Eurocom DBS, a shareholder of DBS, is the controlling shareholder of Bezeq.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties (cont’d)

F.	Extraordinary Transactions pursuant to section 270(4) of the Companies Law, 5769-1999 (“the Companies Law”) (cont’d)

2.	Management and consultation services

On June 10, 2010, the general meeting of Bezeq’s shareholders approved an agreement between Bezeq and Eurocom Communications, the indirect controlling shareholder of Bezeq. Under the agreement, Eurocom Communications agreed to provide Bezeq with ongoing management and consultation services for an annual fee of US$1.2 commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement upon three-months advanced notice. The main services provided by the management company are consultation services for Bezeq’s operations, including strategy, business development, regulation, marketing and any other consultation that Bezeq requires as a communications company and as a group of companies, and ongoing management services.

The management company will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide the Bezeq Group with professional and high-quality service. In addition, according the consultation agreement, until otherwise decided, Bezeq’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors’ compensation from Bezeq or its subsidiaries. Bezeq recognized expenses of NIS 2.541 for the management services in 2010.

3.	Agreement for acquisition and supply of Nokia products

On June 10, 2010, the general meeting of Bezeq’s shareholders approved an agreement between Pelephone and Eurocom Cellular Communications Ltd. for Nokia products sold to Pelephone (terminal equipment, spare parts and accessories) and maintenance services for these products. The agreement is valid from April 14, 2010 to December 31, 2012. The amount of the annual purchases under the agreement will not deviate from a cumulative amount of NIS 450 per year. Any purchases exceeding this amount will be subject to prior approval by law. An annual increase of up to NIS 45 will require the approval of Bezeq’s audit committee and Board of directors, as well as the approval of the certified organs of Pelephone and Eurocom. The controlling shareholder in Eurocom Cellular Communications Ltd. is Eurocom Communications Ltd., which is the parent company of IGLD. Pelephone recognized expenses of NIS 163 under the agreement in 2010.

4.	Authorization to sell routers

On October 14, 2010, the general meeting of Bezeq’s shareholders approved an agreement between Bezeq and DBS. Under the agreement, DBS will be allowed to sell its customers wireless router supplied by Bezeq, according to the terms of the agreement with Bezeq which are in effect at the time, and to deliver and install routers, at no charge. The agreement was approved as a transaction in which the controlling shareholder in Bezeq has a personal interest, since the controlling shareholder of Eurocom DBS (a shareholder of DBS) is the controlling shareholder of Bezeq. In the reporting year, the authorization was not implemented.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties (cont’d)

F.	Extraordinary Transactions pursuant to section 270(4) of the Companies Law, 5769-1999 (“the Companies Law”) (cont’d)

	5.	Reciprocal marketing agreement between Bezeq and DBS

On October 14, 2010, the general meeting of Bezeq’s shareholders approved an arrangement between Bezeq and DBS for reciprocal marketing of products and services. According to the arrangement, Bezeq may market DBS services (satellite television) and DBS may market Bezeq’s services (ADSL internet, telephony and value added services). The transaction was approved as a transaction in which the controlling shareholder in Bezeq has a personal interest, since the controlling shareholder of Eurocom DBS (a shareholder of DBS) is the controlling shareholder of Bezeq. In the reporting year, the agreement was not implemented.

	6.	Reciprocal marketing agreement between Bezeq International and DBS

On October 14, 2010, the general meeting of Bezeq’s shareholders approved an arrangement between Bezeq International and DBS for reciprocal marketing of products and services. According to the arrangement, Bezeq International may market DBS services (satellite television) and DBS may market Bezeq International’s services (internet access, international calls, VoB and value added services). The transaction was approved as a transaction in which the controlling shareholder in the Bezeq has a personal interest, since the controlling shareholder of Eurocom DBS (a shareholder of DBS) is the controlling shareholder of Bezeq. In the reporting year, the agreement was not implemented.

	7.	Agreement for acquisition of converters

On July 29, 2010, the general meeting of Bezeq’s shareholders approved an agreement between DBS and Advanced Digital Broadcast SA and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of US$9,796,400 from Eurocom Digital Communications and receipt of additional 60 days credit for payment for the converters. The general meeting resolved that the Bezeq should vote in favor of the transaction in the general meeting of the shareholders of DBS. For the sake of caution, the agreement was presented at the general meeting of Bezeq’s shareholders pursuant to section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in Bezeq by the Company. The investment in the converters was stated in the financial statements of DBS in 2010 under property, plant and equipment.

On March 7, 2011, Bezeq’s Board of Directors approved an agreement with DBS (after approval of Bezeq’s audit committee), as follows:

(A)
The purchase of additional yesMaxHD converters from Eurocom Digital Communications and ADB, according to the framework agreement and any upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of US$10.3. The agreement provides for delivery by ship and permits DBS to require earlier delivery that requires air shipment, upon the payment of any additional transportation cost for air delivery.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties (cont’d)

F.	Extraordinary Transactions pursuant to section 270(4) of the Companies Law, 5769-1999 (“the Companies Law”) (cont’d)

	7.	Agreement for acquisition of converters (cont’d)

(B)
Payment terms from Eurocom Digital Communications that provide for an additional 60 days credit (“the additional credit period”) for purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 11 and payment of the annual interest is estimated as NIS 578 thousand.

	(C)	An order of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012, at a total cost of US$130 thousand.

For the sake of caution, the agreements were presented for approval at the general meeting under section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in Bezeq by the Company.

	8.	Agreement to supply space segments to DBS by Space Communications Ltd. (“Spacecom”)

DBS has a series of agreements with Spacecom, a company controlled by Eurocom, for the use of space segments from the Amos 2 and Amos 3 satellites. DBS paid Spacecom usage fees of NIS 87 in 2010. These agreements were signed before the Company acquired control in Bezeq

	9.	Directors and officers insurance and indemnification

The Company’s articles of association allow it to insure, indemnify and exempt office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. The Company maintains a directors’ and officers’ liability insurance policy with liability coverage of up to $10 per claim and in the aggregate. The Company has undertaken to indemnify each of its directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5, to the extent that their liability is not covered under the Company’s directors’ and officers’ liability insurance policy.

G.	Key management personnel compensation (including directors)

In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers (such as a car, medical insurance, etc.).

Executive officers also participated in the Company’s share option program (see Note 31 regarding share-based payments).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 – Transactions with Interested and Related Parties (cont’d)

G.	Key management personnel compensation (including directors) (cont’d)

Key management personnel compensation comprised:

	Year ended December 31			Convenience translation into U.S. dollars (Note 2D)
	2008	2009	2010	2010
	NIS	NIS	NIS	US$

Employee benefits	8	9	3	1
Share-based payments	3	5	11	3

	11	14	14	4

Note 34 – Subsequent Events

A.
On March 10, 2011, subsequent to the balance sheet date, the Company purchased 15,072,168 ordinary shares of Bezeq at NIS 10.055 per share, increasing its ownership in Bezeq to 829,283,713 ordinary shares, or 30.84% of Bezeq’s outstanding shares (29.62% on a fully diluted basis). On March 14, 2011, the Company purchased an additional 14,590,000 ordinary shares of Bezeq at NIS 10.1716 per share, further increasing its ownership in Bezeq to 843,873,713 ordinary shares, or 31.37% of Bezeq’s outstanding shares (30.14% on a fully diluted basis). As of June 30, 2011, the Company’s ownership interest in Bezeq declined to 31.24% due to the exercising of options by Bezeq employees.

B.
On March 31, 2011, Bezeq received an approval from the Tel Aviv District Court for a NIS 3 billion distribution which will be distributed to Bezeq’s shareholders in six equal, semi-annual payments during the period 2011-2013. The approval was obtained following shareholder approval at the Bezeq General Meeting of Shareholders. Court approval was required as the amount of the distribution exceeds Bezeq’s accounting profits according to its financial statements.

The first distribution of NIS 0.5 billion, was announced on March 31, 2011 and was made on May 19, 2011. The Company received approximately NIS 157 with respect to such distribution.

On April 13, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 1,163, which on the record date for the distribution (May 4, 2011) represented NIS 0.4305716 per share. The dividend was paid on May 19, 2011 (together with the special dividend, as described above). Accordingly, the Company received approximately NIS 364 as a dividend on the payment date.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 34 – Subsequent Events (cont’d)

The distribution payment schedule (without any interest or CPI-linkage payments) with respect to the five remaining payments under the NIS 3 billion distribution is as follows:

●
The second distribution of NIS 0.5 billion will be made by the end of November 2011, and to the extent possible together with the regular dividend distribution (if such dividend will be approved) relating to Bezeq’s financial statements as of June 30, 2011;

●
The third distribution of NIS 0.5 billion will be made by the end of May 2012, and to the extent possible together with the regular dividend distribution (if such dividend will be approved) relating to Bezeq’s financial statements as of December 31, 2011;

●
The fourth distribution of NIS 0.5 billion will be made by the end of November 2012, and to the extent possible together with the regular dividend distribution (if such dividend will be approved) relating to Bezeq’s financial statements as of June 30, 2012;

●
The fifth distribution of NIS 0.5 billion will be made by the end of May 2013, and to the extent possible together with the regular dividend distribution (if such dividend will be approved) relating to Bezeq’s financial statements as of December 31, 2012; and

●
The sixth distribution of NIS 0.5 billion will be made by the end of November 2013, and to the extent possible together with the regular dividend distribution (if such dividend will be approved) relating to Bezeq’s financial statements as of June 30, 2013.

C.	Legal Proceedings

■      In January 2011, the following four claims together with applications for their certification as class actions were filed against Bezeq arising from a malfunction in its network on January 25, 2011: (i) a claim estimated at NIS 104 in the Nazareth District Court; (ii) a claim estimated at NIS 135 in the Central District Court; (iii) a claim estimated at NIS 84 in the Haifa District Court, and (iv) a claim estimated at NIS 217 in the Tel Aviv District Court.

■             According to the plaintiffs, Bezeq’s customers were disconnected from its services and were unable to make proper use of their telephone lines, as a result of which they allegedly suffered various losses.

■             In January 2011, a lawsuit and motion for certification as a class action were filed in the Jerusalem District Court against Pelephone. The plaintiff alleged that he purchased two Samsung handsets but was unable to use them for surfing the Internet even though he purchased surfing services. The plaintiff is seeking damages in the amount of NIS 150.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 34 – Subsequent Events (cont’d)

C.	Legal Proceedings (cont’d)

■             On June 6, 2011, Pelephone received a monetary claim and a Motion to Certify the Claim as a Class Action which was filed with the District Court in Tel Aviv against Pelephone and against the three other cellular phone companies (the “Other Defendants”). According to the Petitioner, Pelephone sold, and the Other Defendants sold and continue to sell accessories designed to allow mobile devices to be worn on one’s body in a manner that is contrary to the instructions of the mobile device manufacturers and the Ministry of Health’s recommendations on radiation (the “Accessories”), and he seeks to file suit against Pelephone and the Other Defendants in the name of the group of Accessories purchasers. According to the Petitioner, the personal damage he suffered is estimated at NIS 1,000, and he is also entitled to reimbursement for the cost of the purchase of the Accessories. Accordingly, in the Petitioner’s estimation, the total amount claimed from Pelephone aggregates to approximately NIS 503.

D.	Regulation

■     On March 2011, a committee appointed by the Israeli Ministers of Communications and Finance, the Hayek Committee, published its preliminary recommendations for public comments. The Hayek Committee’s recommendations relate to an array of fields in the Israeli Communications market. The final recommendations of the Hayek Committee, if adopted, may have a significant influence on competition in the markets in which the Bezeq Group operates.

■     In September 2010, the Ministry of Communications published a tender for the grant of frequencies and a license for new cellular operators that will own infrastructure. Existing operators (excluding Mirs), as well as their affiliates, were forbidden to bid in the tender. The tender includes various benefits for the winner, the purpose of which is to promote competition, remove barriers and to ease the entry of another operator.

■     In April 2011 Mirs Communication Ltd. (of the HOT-Mirs Group) and Marathon Telecommunications Ltd. (of the Xfone Group) won tenders for the grant of frequencies and a license for cellular operators that will own infrastructure. Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model. Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 34 – Subsequent Events (cont’d)

E.	Other

On January 24, 2011 the Board of Directors of Bezeq approved an early retirement plan for 2011 (which includes completion of the quota for 2010), under which up to 260 employees will retire from Bezeq at a total cost not to exceed NIS 281.5, in accordance with the terms of the special collective agreement of December 2006 and its amendment in December 2010.

On December 19, 2010, an amendment to Bezeq’s collective agreement, which will be in effect until December 31, 2015 (with an option for an extension to December 31, 2017), was entered into. The main points of the amendment are:

■      Extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, Bezeq may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years 2010 – 2016.

■      Definition of “New Permanent Employee”, the terms of whose employment differ from those of a veteran permanent employee of Bezeq under the collective agreement: An employee whose wage model is according to Bezeq’s wage policy and market wages; at the end of employment with Bezeq the employee is entitled to increased severance pay only (depending on the number of years of employment).

■      Agreement of the union to a distribution by Bezeq to its shareholders that is in excess of profits of up to NIS 3 billion, subject to the approval of a court of law pursuant to Section 303 of the Companies Law and subject to an allotment of options to employees as described below and subject to confirmation from the ratings companies S&P Maalot and Midroog that the rating of Bezeq’s debt after the distribution will not fall below AA and Aa2 respectively.

■     Bezeq granted to employees, subject to the approval of the general meeting of the shareholders, without any monetary consideration, options to purchase 70,000,000 ordinary shares of NIS 1 par value each (in a mechanism for the exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of Bezeq (before the grant of such options), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of a dividend.

■ Bezeq will pay its employees a one-time performance bonus in 2010, amounting to approximately NIS 52, which will be paid in two equal installments in January 2011 and January 2012.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 34 – Subsequent Events (cont’d)

E.	Other (cont’d)

Employee stock options plan – 2010. On December 19, 2010, the Board of Directors of Bezeq approved an employee stock option plan (also covering two employee-directors and excluding senior management), under which options to purchase 70,000,000 ordinary shares of NIS 1 par value each, will be allotted, (in a mechanism for the exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of Bezeq (before the allotment), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of dividends. The options will vest in three equal annual installments. The vesting dates of each installment will be on the first, second and third anniversary of the date of grant. The options will be exercisable commencing two years from the date of grant and will terminate 5 years from the date of grant (and in any case, no later than the date on which the plan expires – December 31, 2018). The stock option plan was adopted following Bezeq’s undertaking pursuant to the December 2010 amendment to the 2006 collective agreement. The allotment of the options was approved at the general meeting of the shareholders on January 11, 2011. On March 1, 2011, options to purchase 67,552,262 shares had been allotted.

“Phantom” stock options plan for senior employees – 2010. On December 30, 2010, the Board of Directors of Bezeq adopted a “phantom” stock option plan under which 16,400,000 “phantom” options will be granted to senior managers of Bezeq, Pelephone and Bezeq International, and which will be exercisable for a monetary bonus (and not for Bezeq securities) in an amount equal to the difference between the average price per shares in the 30 day period prior to the date of grant (subject to adjustments) and the closing price of the shares on the trading day before the date of the notice of exercise. The options will vest in three equal annual installments. The vesting dates of each portion will fall on the first, second and third anniversary of the date of grant. The options can be exercised commencing from the end of the vesting period of each installment, until the lapse of five years from the date of grant. All the options under this plan were allotted on January 1, 2011.

●      In February 2011, Bezeq received a letter of undertaking from a bank in Israel for long-term credit amounting to up to NIS 1.5 billion to finance Bezeq’s cash flow requirements. The credit can be used for one year subject to the terms determined by the parties.

●      During May 2011 Bezeq completed finance Recruitment amounting to NIS 2 billion, through bank loans received from Israeli banks and an institutional body (a group). NIS 1.4 billion of the debt amount is a long term loan (duration of approximately 6.2 years) and NIS 600 of the debt amount is short term for a year. Bezeq committed to each of the banks that provided the credit (hereinafter : the funding bodies) with the following commitments:

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 34 – Subsequent Events (cont’d)

E.	Other (cont’d)

1.
Commitment not to create additional liens on its assets (negative pledge) with terms identical to those given in the negative lien on behalf of the funding bodies subject to exceptions specified therein.

2.
The financing documents include generally accepted reasons that could cause an immediate repayment of credit. Including events that would result in the immediate repayment of credit, including events of breach, insolvency, liquidation proceedings or receivership proceedings, etc. and the right to immediate repayment if a third party lender should demand immediate repayment a debt him that amounts to more than the amount prescribed.

3.
Bezeq is committed that if it shall incur a new obligation towards a lender that includes financial covenants, the funding bodies will agree (under certain circumstance) to a request from Bezeq to undertake an identical commitment.

It should be noted that certain of the above financing actions were made in the exercise of the commitment letter for providing long-term credit that Bezeq received in February 2011 from a banking corporation described above, the scope of liability under the February 2011 commitment letter was reduced from NIS 1.5 billion to NIS 700.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Financial Statements for the Year Ended 31 December, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
“Bezeq” The Israel Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq” The Israel Telecommunication Corporation Ltd. and subsidiaries as of December 31, 2010, 2009 and 2008 and the consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of “Bezeq” The Israel Telecommunication Corporation Ltd. as of December 31, 2010, 2009 and 2008, and the results of their operations, changes in its equity and their cash flows, for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

March 7, 2011

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Financial Position as at December 31

		2010	2009		2008
	Note	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	6	365	580		786
Investments, including derivatives	7	7	154		33
Trade receivables	8	2,701	2,491		2,373
Other receivables	8	224	171		211
Inventory		178	263		158
Current tax assets		3	-		-
Assets classified as held for sale		29	40		34

Total current assets		3,507	3,699		3,595

Investments, including derivatives	7	129	130		187
Trade and other receivables	8	1,114	887		576
Broadcasting rights, net of rights exercised		-	-		253
Property, plant and equipment	10	5,610	5,428	*	6,208	*
Intangible assets	11	2,248	1,885		2,674
Deferred and other expenses	12	292	301	*	239	*
Investments in equity-accounted investees
(mainly loans)	13	1,084	1,219		32
Deferred tax assets	9	254	392		550

Total non-current assets		10,731	10,242		10,719

Total assets		14,238	13,941		14,314

Bezeq The Israel Telecommunication Corporation Ltd.

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	14	949	862	1,780
Trade payables	15	1,061	1,091	1,381
Other payables, including derivatives	15	770	697	850
Current tax liabilities		267	118	45
Deferred income		33	36	62
Provisions	16	251	380	355
Employee benefits	17	269	505	412

Total current liabilities		3,600	3,689	4,885

Debentures	14	1,967	2,716	3,943
Bank loans	14	2,801	558	214
Loans from institutions		-	-	158
Loans provided by non-controlling interests in a subsidiary		-	-	449
Employee benefits	17	305	294	265
Other liabilities		43	5	27
Provisions	16	69	71	64
Deferred tax liabilities	9	83	70	65

Total non-current liabilities		5,268	3,714	5,185

Total liabilities		8,868	7,403	10,070

Equity
Total equity attributable to equity holders of the Company		5,327	6,544	4,715
Non-controlling interests		43	(6)	(471)

Total equity	21	5,370	6,538	4,244

Total liabilities and equity		14,238	13,941	14,314

/s/ Shaul Elovitch	/s/ Avi Gabbay	/s/ Alan Gelman
Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

*	Retrospective application by restatement, see Note 2H

Date of approval of the financial statements: March 7, 2011

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Income for the Year Ended December 31

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Continuing operations
Revenue	22	11,987	11,519	11,015

Costs and expenses
Depreciation and amortization	10,11,12	1,409	1,485	1,458
Salaries	23	2,024	1,990	2,161
General and operating expenses	24	5,026	4,871	4,660
Other operating expenses (income), net	25	(216)	201	96

		8,243	8,547	8,375

Operating profit	29	3,744	2,972	2,640

Financing income (expenses)	26
Financing expenses		391	398	494
Financing income		(282)	(429)	(354)

Financing expenses (income), net		109	(31)	140

Profit after financing expenses (income), net		3,635	3,003	2,500

Share of profits (losses) of equity accounted investees	13	(261)	(34)	5

Profit before income tax		3,374	2,969	2,505

Income tax	9	932	807	719

Profit for the year from continuing operations		2,442	2,162	1,786

Discontinued operations
Profit (loss) for the year from discontinued operations	13A(2)	-	1,379	(265)

Profit for the year		2,442	3,541	1,521

Attributable to:
owners of the Company
Profit for the year from continuing operations		2,443	2,157	1,781
Profit (loss) for the year from discontinued operations		-	1,446	(154)

		2,443	3,603	1,627

Non-controlling interests
Profit (loss) from continuing operations		(1)	5	5
Loss from discontinued operations		-	(67)	(111)

		(1)	(62)	(106)

Profit for the year		2,442	3,541	1,521

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Income for the Year Ended December 31 (contd.)

		2010	2009	2008
	Note	NIS	NIS	NIS

Earnings per share	28
Basic earnings per share)
Earnings from continuing operations		0.91	0.82	0.68
Earnings (loss) from discontinued operations		-	0.55	(0.06)

		0.91	1.37	0.62

Diluted earnings per share
Profit from continuing operations		0.90	0.80	0.68
Profit (loss) from discontinued operations		-	0.54	(0.07)

		0.90	1.34	0.61

The attached notes are an integral part of these consolidated financial statements

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit for the year	2,442	3,541	1,521

Other comprehensive income (loss) for the year, net of tax	13	(11)	(10)

Total comprehensive income for the year	2,455	3,530	1,511

Attributable to:
Owners of the Company
Comprehensive income for the year from continuing operations	2,456	2,146	1,771
Comprehensive income (loss) for the year from discontinued operations	-	1,446	(154)

	2,456	3,592	1,617

Non-controlling interests
Comprehensive income (loss) for the year from continuing operations	(1)	5	5
Comprehensive loss for the year from discontinued operations	-	(67)	(111)

	(1)	(62)	(106)

Total comprehensive income for the year	2,455	3,530	1,511

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Balance as at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the year	-	-	-	-	-	2,443	2,443	(1)	2,442
Other comprehensive income for the year, net of tax	-	-	-	-	-	13	13	-	13

Total comprehensive income for the year	-	-	-	-	-	2,456	2,456	(1)	2,455

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	39	-	-	-	39	-	39
Exercise of options for Company shares	26	103	(103)	-	-	-	26	-	26
Transfers by non-controlling interests, net	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)

Balance as at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

*	Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

For details of the application to the court, subsequent to the reporting date, for permission to distribute a cash dividend in the total amount of NIS 3 billion, a sum not in compliance with the profit test, see Note 21.

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Balance at January 1, 2009	6,132	-	362	390	(4)	(2,165)	4,715	(471)	4,244

Profit for the year	-	-	-	-	-	3,603	3,603	(62)	3,541
Other comprehensive income for the year, net of tax	-	-	-	-	(1)	(10)	(11)	-	(11)

Total comprehensive income for the year	-	-	-	-	(1)	3,593	3,592	(62)	3,530

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)
Share-based payments	-	-	49	-	-	-	49	-	49
Exercise of options for Company shares	55	275	(201)	-	-	-	129	-	129
Derecognition of non-controlling interests for
deconsolidation of a subsidiary	-	-	-	-	-	-	-	551	551
Dividends to non-controlling
interests less transfers	-	-	-	-	-	-	-	(24)	(24)

Balance as at December 31, 2009	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Balance as at January 1, 2008	6,132	287	390	4	(2,276)	4,537	(373)	4,164

Profit for the year	-	-	-	-	1,627	1,627	(106)	1,521
	-	-	-	(8)	(2)	(10)	-	(10)

Comprehensive income for the year	-	-	-	(8)	1,625	1,617	(106)	1,511

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	(1,514)	(1,514)	-	(1,514)
Share-based payments	-	75	-	-	-	75	-	75
Transfers by non-controlling interests	-	-	-	-	-	-	8	8

Balance at December 31, 2008	6,132	362	390	(4)	(2,165)	4,715	(471)	4,244

*	Including translation reserve and reserve from available-for-sale assets

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the year		2,442	3,541	1,521
Adjustments:
Depreciation	10	1,114	1,343 *	1,401 *
Amortization of intangible assets	11	269	266	282 *
Amortization of deferred and other expenses	12	26	22 *	20
Profit from deconsolidation of a subsidiary	13	-	(1,538)	-
Profit from a controlling shareholder in an investee	5	(57)	-	-
Share of losses (profits) of equity accounted investees	13	261	34	(5)
Financing expenses, net	26	113	362	561
Capital gain, net	25	(171)	(64)	(68)
Expenses (income) for derivatives, net		12	-	-
Share-based payments	27	35	49	75
Income tax expenses	9	932	807	719
Proceeds (payment) of derivatives, net		(2)	11	(38)

Change in inventory		84	(114)	42
Change in trade and other receivables	8	(300)	(546)	(54)
Change in trade and other payables	15	(21)	247	(219)
Change in provisions	16	(136)	36	(34)
Change in broadcasting rights		-	(49)	(11)
Change in employee benefits	17	(215)	115	(302)
Change in deferred and other income		-	(41)	50
Net income tax paid		(690)	(565)	(535)

Net cash from operating activities		3,696	3,916	3,405

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	11,12	(343)	(349)	(469)
Proceeds from the sale of property, plant and equipment and other assets		131	90	147
Change in current investments, net		138	(134)	321
Purchase of property, plant and equipment	10	(1,279)	(1,363)	(1,300)
Proceeds from disposal of investments and long-term loans		11	93	19
Acquisition of investments and long-term loans		(6)	(4)	(8)
Business combinations less cash acquired		(145)	-	-
Dividends received		-	6	13
Interest received		9	29	64

Net cash used in investing activities		(1,484)	(1,632)	(1,213)

*	Retrospective application by restatement, see Note 2H

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (contd.)

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Cash flows used in financing activities
Bank loans received	14	2,670	400	-
Repayment of debentures	14	(697)	(682)	(714)
Repayment of loans	14	(448)	(109)	(148)
Net short-term borrowing	14	(6)	48	(50)
Dividends paid	21	(3,733)	(1,941)	(1,514)
Interest paid		(237)	(354)	(243)
Net proceeds for derivatives		10	43	52
Dividends paid to non-controlling interests less transfers, net		2	(24)	8
Increase in the rate of holding in a subsidiary		(14)	-	-
Proceeds from exercise of options		26	129	-

Net cash used for financing activities		(2,427)	(2,490)	(2,609)

Net decrease in cash and cash equivalents		(215)	(206)	(417)
Cash and cash equivalents at January 1		580	786	1,203

Cash and cash equivalents at end of year	6	365	580	786

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Limited (hereinafter “the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at December 31, 2010 include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interest in associates. The Group is a principal provider of communication services in Israel (see also Note 29 – Segment Reporting).

B.
Beginning April 14, 2010, B Communications Ltd. (“B Communications”) (formerly 012 Smile Communications Ltd.) is the controlling shareholder of the Company, through B Communications (SP2) Ltd. (“B Communications SP2”), which is wholly owned and controlled (indirectly) by B Communications. At December 31, 2010, B Communications held 30.31% of the Company’s shares. The controlling shareholder of B Communications is Internet Gold-Golden Lines Ltd. The controlling shareholder of Internet Gold-Golden Lines Ltd. is Eurocom Communications Ltd. (“Eurocom Communications”). Eurocom Communications is owned by Eurocom Holdings (1979) Ltd., which is controlled by Shaul Elovitch.

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and updated according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements –

(1)
International Financial Reporting Standards (IFRS) – Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include international financial reporting standards and international accounting standards (IAS), along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

(2)	The Company: Bezeq The Israel Telecommunication Corporation Limited

(3)	The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 13 – Investees

(4)	Subsidiaries: Companies, including a partnership whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(5)
Jointly-controlled companies: Companies owned by various entities that have a contractual agreement for common control, and whose financial statements are consolidated with those of the Company using the proportionate consolidation method.

(6)	Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis.

(7)	Investees: Subsidiaries, Jointly-controlled companies or associates

(8)	Related party – As defined in IAS 24, Related Party Disclosures

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 2 - BASIS OF PREPARATION (CONTD.)

A.	Definitions (contd.)

(9)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 5728-1968

(10)	CPI – The consumer price index as published by the Central Bureau of Statistics

B.	Statement of compliance

The Group has prepared the consolidated financial statements in accordance with International Financial Reporting Standards. (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 5770-2010.

The consolidated financial statements were approved for publication by the Board of Directors on March 7, 2011.

C.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

D.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Financial instruments, including financial derivatives, at fair value through profit or loss

•	Financial assets classified as available-for-sale at fair value

•	Equity-accounted investments

•	Deferred tax assets and liabilities

•	Provisions

•	Liabilities for employee benefits

•	Liabilities for cash-settled share-based payment arrangements

The methods used to measure fair value are explained in Note 4. For further information regarding the measurement and these assets and liabilities see Note 3 regarding significant accounting policies.

Values of non-monetary assets and equity items measured on the historical cost basis were adjusted to changes in the CPI until December 31, 2003, since until that date the Israeli economy was considered hyperinflationary.

E.	Operating cycle

The Group’s operating cycle is up to one year. As a result, the current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

F.	Classification of expenses recognized in the statement of income

The classification of costs and expenses recognized in the statement of income is based on the function of the expenses. Classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 2 - BASIS OF PREPARATION (CONTD.)

G.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments and use estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It is clarified that actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty.  Management of the Company prepares the estimates on the basis of past experience.  In exercising its judgment when making the estimates, management relies on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by the management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

•	Note 8	-	Provision for doubtful debts
•	Note 9	-	Use of losses for tax purposes and deferred tax assets and liabilities recognized
•	Note 10	-	Estimated useful life and residual value of items of property, plant and equipment and calculation of deemed cost
•	Note 11	-	Measurement of recoverable amounts of cash-generating units
•	Note 13	-	Investment in investees at fair value
•	Notes 16 and 18	-	Provisions and contingent liabilities
•	Note 17	-	Measurement of employee benefit liabilities
•	Note 27	-	Measurement of share-based payments

H.	Changes in accounting policies – Initial implementation of new accounting standards

Leases

As from January 1, 2010, the Group implements the amendment to IAS 17 – “Leases”: Classification of Leases of Land and Buildings (“the Amendment”). The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term.

The Company has land lease agreements with the Israel Land Administration, which were accounted for as operating leases prior to implementation of the Amendment. Subsequent to adoption of the Amendment, the Company classified the lease of the land retrospectively as a finance lease. Accordingly, the land is stated as property, plant and equipment in the statement of financial position as at December 31, 2008 and December 31, 2009, in the amount of NIS 172 million and NIS 125 million, respectively. Implementation of the Amendment did not have a further effect.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by Group entities to all periods presented in these consolidated financial statements, except as explained in Note 2(H) – Initial implementation of accounting standards.

A.	Basis of consolidation

(1)	Business combinations
The Group has opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) as from January 1, 2008.

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date.

The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position.

On the acquisition date the acquirer recognizes a liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating revenue.

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. For assessment of impairment of goodwill, see section I below.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

(2)	Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

A.	Basis of consolidation (contd.)

(3)	Jointly-controlled companies

The consolidated financial statements comprise the financial statements of the jointly-controlled company where the shareholders have a contractual arrangement that establishes common control and whose financial statements are consolidated with those of the Groups using the proportionate consolidation method. The Group combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly-controlled company with similar items in its financial statements. Significant intra-group balances and transactions and profits or losses resulting from transactions between the Group and the jointly-controlled company are eliminated to the extent of the interest in the jointly-controlled company.
(4)	Non-controlling interests
Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

(5)	Put option granted to non-controlling shareholders
The Group granted non-controlling shareholders a put option to sell part or all of their interests in several subsidiaries during a certain period. On the date of grant, the options that were granted to the non-controlling interests were classified as a financial liability The Group recognizes, at each reporting date, financial liabilities measured by the estimated present value of the consideration when exercising the put option. If the option is exercised in subsequent periods, the consideration from the exercise is accounted for as sale of a liability. If the option expires, the expiry is accounted for as sale of the investment in subsidiary.

(6)	Loss of control
Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest, including any loans in the previous subsidiary, then such interest, including the loans, is measured at fair value at the date that control is lost. Subsequently, the retained interest is accounted for on an equity basis, depending on the level of influence retained by the Group in the former subsidiary.

Loss of control of a subsidiary is accounted for as a discontinued operation, regardless of whether the Company retains a non-controlling interest in its former subsidiary (for example, when the investee becomes, after loss of control, an equity-accounted associate). The difference between the consideration and the fair value of the retained interest and the derecognized amounts are recognized in the statement of income under discontinued operations.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

A.	Basis of consolidation (contd.)

(7)	Special purpose entity
Special purpose entities (SPE) are consolidated if, based on an evaluation of the substance of their relationship with the Group and the SPEs’ risks and rewards, the Group concludes that it controls the SPEs.

(8)	Associates (accounted for by the equity method)
Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Group’s share in the income and expenses of equity-accounted investees, adjustments to align the accounting policy with that of the Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Group’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

When the Group holds additional long-term interests in the associate, which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different to the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. Impairment loss for these investments is attributable to the entire investment and not to assets comprising the investment, such as goodwill. Therefore, the Group recognizes the reversal of losses recognized for equity-accounted investments when their recoverable amount increases.

(9)	Transactions eliminated on consolidation
Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	Financial instruments

(1)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, and debentures issued and loans taken by the Group.

Initial recognition of financial assets
The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfils its obligations under the contract.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Group classifies financial assets as follows:

Cash and cash equivalents
Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in the statement of income as incurred. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

Available-for-sale financial assets
The Group’s investments in shares and certain debt instruments are classified as available-for-sale financial assets. Subsequent to initial recognition, these investments are measured at fair value and changes therein, other than impairment losses and foreign currency differences are recognized directly in other comprehensive income and presented within equity in a reserve for available-for-sale financial assets. A dividend received for available-for-sale financial assets is recognized in the statement of income on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Non-derivative financial liabilities
The Group has non-derivative financial liabilities as follows: debentures, loans and borrowings from banks, trade and other payables.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	Financial instruments (contd.)

(1)	Non-derivative financial instruments (contd.)

Non-derivative financial liabilities (contd.)
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Derivative financial instruments
The Group holds derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

(3)	CPI-linked assets and liabilities that are not measured at fair value
The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Property, plant and equipment

(1)	Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Certain items of property, plant and equipment that were revalued to fair value on the date of transition to IFRS, were measured on the basis of their deemed cost, which is the fair value of those items at the transition date to IFRS (January 1, 2005), in accordance with the Group’s assessments based on an external appraisal.

Cost includes expenditure that is directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located in cases where the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Changes in the obligation to dismantle the items and restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset should not exceed its carrying amount, and any balance is recognized immediately in the statement of income.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other income” in the statement of income.

(2)	Subsequent costs
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

(3)	Capitalization of borrowing costs
Specific and non-specific borrowing costs are capitalized as qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

(4)	Depreciation
Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. Depreciation of an asset starts when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Property, plant and equipment (contd.)

(4)	Depreciation (contd.)

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised, and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Years	Principal depreciation rate (%)

NGN equipment	8	12
Digital switching equipment	4-10	25
Transmission and power equipment	5-10	20
Network equipment	5-25	4
Terminal equipment (cellular)	2-3	33
Subscriber equipment	5	20
Vehicles	7	15
Internet equipment	4-7	20
Office equipment	5-16	10
Electronic equipment, computers and internal communication systems	3-7	33
Cellular network	5-10	10
Buildings	25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

E.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

F.	Intangible assets

(1)	Goodwill
Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For information on measurement of goodwill at initial recognition, see section A(1) above.

(2)	Software development costs
Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

F.	Intangible assets (contd.)

(3)	Subscriber acquisition
Direct sale commissions paid to dealers and salespersons in respect of sales and upgrades to subscribers who have signed long-term commitments are recognized as an intangible asset. Amortization expenses are recognized in the statement of income over the period of the subscribers’ commitments (between 12 and 36 months), on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

(4)	Software
The Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

(5)	Rights to frequencies
Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the date of use of the frequencies.

(6)	Other intangible assets
Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

(7)	Subsequent expenditure
Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

(8)	Amortization
Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value.

Amortization, except for goodwill, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment.

Estimated useful lives for the current and comparative periods are as follows:

Capitalized development costs	4-7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	Depending on the contractual commitment with the subscriber
Frequency usage right	Over the term of the license for 13.6 years starting from the date of use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

G.	Leased assets
Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Other leases are operating leases and the leased assets are not recognized in the Group’s statement of financial position. For further information regarding the change in accounting policies relating to the classification of leases of land from the Israel Land Administration, see Note 2(H).

H.	Inventory
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

I.	Impairment

(1)	Financial assets
The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

When testing available-for-sale financial assets that are equity instruments for impairment, the Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

I.	Impairment (contd.)

(1)	Financial assets (contd.)
All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

(2)	Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. On January 1, 2005, the date of transition to IFRS, the Group reviewed goodwill for impairment. In subsequent periods, the Group assesses the recoverable amount of goodwill and of assets which are unavailable for use once a year, or more frequently if there are indications of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets (“cash-generating unit”). For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

Impairment losses are recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

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

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

J.	Employee benefits

(1)	Post-employment benefits
The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans
The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. See Note 17A below.

B.	Defined benefit plans
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the cost of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Group’s obligation. The calculation is performed by a qualified actuary. See Note 17B below.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan.

Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Group has executive insurance policies that were issued before 2004 according to which the profit in real terms accumulated on the severance pay component will be paid to the employees upon their retirement. In respect of such policies, plan assets include both the balance of the severance pay component and the balance of the profit in real terms (if any) on the severance pay deposits that accumulated until the reporting date, and are presented at fair value.

These plan assets are for a defined benefit plan that includes two liability components: The defined benefit plan for compensation, which is calculated actuarially as aforesaid, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured at the balance of the actual profit in real terms that accumulated at the reporting date.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

(2)	Other long-term employee benefits
The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

J.	Employee benefits (contd.)

(3)	Benefits for early retirement and dismissal

Employment termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has communicated an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(4)	Short-term benefits
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(5)	Share-based payments
The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognized an expense in respect of the awards whether or not the conditions have been met.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as an expense or income in the statement of income.

K.	Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

(1)	Legal claims
Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability
B.	Possible – probability higher than unlikely but less than 50%
C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 18 describes the amount of additional exposure due to contingent liabilities that are likely to be realized and contingent liabilities that are unlikely to be realized, however the maximum possible loss from the claim could place the continuation of the Group’s operations at risk in the current format.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

K.	Provisions (contd.)

(2)	Onerous contracts
A provision for onerous contracts is recognized when the benefits expected to be derived by the Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contracts. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(3)	Site dismantling and clearing costs
A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements in which the Group has undertaken to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

(4)	Warranty
A subsidiary recognized a provision for warranty in respect of first-year insurances for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damages. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

L.	Revenue
The Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenue is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(1)	Equipment sales
Revenue from sales of terminal equipment is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenue from the sale of terminal equipment to subscribers in long-term credit arrangements is recognized upon delivery to the customer at the present value of the future cash flows expected from them, at the market interest rate for transactions of this kind. Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the interest method.

(2)	Revenue from services
Revenue from services rendered is recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenue from calls, including revenue from prepaid call cards, is recognized when the call is made by the customer.

(3)	Multi-component sales agreements
For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenue to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

(4)	Reporting of gross or net revenues
When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenue is recognized on a net basis. However, when the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenue is recognized on a gross basis.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

M.	Financing income and expenses

Financing income comprises interest income from deposits, dividend income, interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income (except for gains from hedging copper prices recognized in other operating income). Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized on the date that the Group’s right to receive payment is established.

Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

Financing expenses comprise interest expense on borrowings, debentures issued, commissions paid, changes in time value of provisions, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), financing expenses for legal claims and losses on hedging instruments that are recognized in the statement of income.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

N.	Income tax expense
Income tax expense comprises current and deferred tax Income tax expenses are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and include changes in the tax payments relating to prior years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, carry-forward losses that are not expected to be utilized in the foreseeable future, and differences arising from investment in subsidiaries if it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

O.	Earnings per share
The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise warrants and share options granted to employees.

P.	Segment reporting
An operating segment is a component of the Group that meets three conditions as follows:

(1)	It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.

(2)	Its operating results are reviewed regularly by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(3)	Separate financial information is available in its respect.

Q.	Transactions with a controlling shareholder
Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

R.	Dividends declared subsequent to the reporting date
An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

S.	New standards and interpretations not yet adopted

(1)
IFRS 9 (2010) – Financial Instruments (“the Standard”) This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39.

The Standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs, set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effect of adopting the Standard on the financial statements.

(2)
IAS 24 (2009) Related Party Disclosures (“the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Group is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the Standard on its financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Investment in securities
The fair value of investments in shares and debentures is determined by reference to their quoted closing bid price at the reporting date or with consideration of available market information (such as the use of interest curves).

B.	Trade receivables
The fair value of trade receivables is based on the present value of the future cash flows, discounted at the market interest rate on the transaction date. Subsequent to initial recognition, the fair value of trade and other receivables, for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market interest rate at the reporting date.

C.	Derivatives
The fair value of forward exchange contracts, the CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate.

D.	Property, plant and equipment
Some items of property, plant and equipment were revalued on the date of transition to IFRS (January 1, 2005). The deemed cost of the items is calculated on the basis of a valuation by an external appraiser using the depreciated replacement cost method.

E.	Intangible assets
The fair value of a brand acquired in a business combination is based on the relief from royalty methodology, according to which the brand value is estimated by discounting the appropriate amount of the royalty payments, which the user of the asset would pay for the use of the asset had it not owned the asset. The fair value of customer relations, order backlog and technology knowhow acquired in a business combination is determined using the multi-period excess earnings methodology.

F.	Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market interest rate at the reporting date.

G.	Share-based payment transactions
The fair value of employee share options and of cash-settled share based payments is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected due to publicly available information), the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Non-vesting conditions are taken into account in the calculation of fair value. See also Note 27.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 5 – ACQUISITION OF SUBSIDIARIES

A.	Walla! Communications Ltd. (Walla)

In April 2010, Bezeq International, a wholly owned subsidiary, acquired, from Haaretz Newspaper Publishing Ltd., 32.55% of the issued and paid up share capital of Walla, in an off-floor transaction, for NIS 89 million. This acquisition is incremental to the 34.2% of Walla's shares held by Bezeq International prior to that date.  Following the step acquisition, Bezeq International is the controlling shareholder in Walla and as from April 25, 2010, Bezeq International consolidates Walla in its financial statements.

In September 2010, Bezeq International acquired additional shares of Walla (representing 5% of the issued and paid up share capital of Walla) through a special tender offer, at a price of NIS 6 per share and a total of NIS 13.6 million.

On September 21, 2010, after receiving approval from the Antitrust Commissioner for the merger with Walla, the Company acquired from Bezeq International all the shares held by Bezeq International, representing 71.76% of the issued and paid up share capital of Walla, for NIS 196 million.

The contribution of Walla to profit and revenue as from the beginning of the consolidation and through to December 31, 2010 amounted to NIS 2 million and NIS 131 million, respectively. Had the acquisition taken place on January 1, 2010, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different. Management assumes that the fair value adjustments at the acquisition date, which were determined, are fundamentally the same as the adjustments that would have been received had the acquisition taken place on January 1, 2010. As from the date of consolidation, the operations of Walla are included under other segments (see Note 29). In accordance with IFRS, the holdings in Walla prior to the acquisition were estimated at the share price which was included in the acquisition transaction. As a result, a profit of NIS 57 million was included under other operating revenue in the consolidated financial statements.

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
NIS millions

Identifiable assets and liabilities, net	111
Prior equity rights in an acquiree	(94)
Goodwill upon acquisition	70
Non-controlling interests	(57)

Cost of business combination	30

Proceeds paid in cash	(89)
Cash acquired	59

Cash paid, net	(30)

The Group elected to measure non-controlling interests arising from acquisition of control in Walla according to their proportionate share in the net identifiable assets of Walla.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 5 – ACQUISITION OF SUBSIDIARIES

B.	Coral Tell Ltd.

In September 2010, Walla entered into an agreement with the shareholders of Coral-Tell Ltd. (“Yad2”), which operates an online classified ads platform. According to the agreement, Walla will acquire 75% of the share capital of Yad2 for NIS 117.5 million, plus an additional sum to be paid to the sellers, based on the total working capital of Yad2 and subject to adjustments. The transaction closed on September 2, 2010.

According to the acquisition agreement, Walla has a call option to acquire all the non-controlling interests at a price based on the value of Yad2 that is not less than a minimum of NIS 125 million and not more than NIS 200 million. Additionally, Walla granted a put option for all of Walla shares, at a fixed price of NIS 125 million based on the value of Yad2, to non-controlling interests in Yad2. The options are exercisable after three years from finalization of the transaction for a period of one year.

In addition, according to the purchase agreement, Walla and the non-controlling interest in Yad2 agreed to distribute a maximum dividend.

Due to the call and put options, the business combination was accounted for as an acquisition of 100% of the acquired rights and the consideration for the business combination includes the fair value of the liability expected to be paid to the non-controlling interests in Yad 2.

Walla carried out a temporary allocation of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The main intangible assets arising from acquisition are brand and goodwill. The brand is expected to be amortized on a straight line basis over nine years. The fair value of the acquired assets and liabilities is adjustable up to twelve months from the acquisition date. If relevant, at the final attribution date, adjustment will be made by restatement of the comparative information previously reported according to the temporary allocation.

Had the acquisition taken place at the beginning of the year, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different.

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
NIS millions

Identifiable assets and liabilities, net	81
Goodwill upon acquisition	77
Put option for non-controlling interests	(38)
Payables for investment and media services	(5)

Cost of business combination	115

Proceeds paid in cash	(116)
Cash acquired	1

Cash paid, net	(115)

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 6 – CASH AND CASH EQUIVALENTS

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Bank balances	55	64
Call deposits	310	516

	365	580

In 2010, the effective interest rate for call deposits was 1.5%-1.59% (in 2009, 0.74%-0.8%). For deposits, the average maturity period was 4-7 days (in 2009, 6-8 days). See also Note 32.

NOTE 7 – INVESTMENTS, INCLUDING DERIVATIVES

A.	Categories of financial assets

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current investments
Derivative instruments	5	13
Financial assets held for trading (monetary reserve)	-	141
Other investments	2	-

	7	154
Non-current investments
Bank deposit for providing loans to employees (2)	83	83
Available-for-sale financial assets (1)	31	37
Derivative instruments	10	10
Other investments	5	-

	129	130

	136	284

(1)	Sensitivity analysis – price risk of available-for-sale assets (shares and options)
The strengthening of the shekel compared to the dollar by 10% would increase the value of the available-for-sale financial assets and increase the equity by NIS 3 million after tax (in 2009, an increase of NIS 2.7 million after tax). A similar change in the opposite direction would reduce equity by the same amount.

(2)
The deposit serves as a security for providing bank loans to Company employees. The deposit is unlinked and the effective interest rate of the deposit at December 31, 2010 is 2.15% (in 2009, 2.73%). The Company is liable for the loans to employees. The deposit is stated at its present value, taking into account the loan repayment schedule, based on a weighted average discount rate of 3.28% (in 2009, 3.53%).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 7 – INVESTMENTS, INCLUDING DERIVATIVES

B.	Analysis of forecasted maturity dates

	2011	2012	Undetermined	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Investments in available-for-sale financial assets	-	-	31	31
Bank deposit for providing loans to employees	-	-	83	83
Derivatives	5	10	-	15
Other investments	2	-	5	7

	7	10	119	136

NOTE 8 – TRADE AND OTHER RECEIVABLES

A.	Composition of trade and other receivables

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Trade receivables

Outstanding debts	719	681
Credit cards and checks receivable	554	492
Revenue receivable	413	398
Current maturities of long-term receivables	992	850
Related and interested parties	23	70

	2,701	2,491

Receivables
Prepaid expenses	119	88
Other receivables	105	83

	224	171

Long-term trade and other receivables
Trade receivables – open debts (1)	954	823
Trade receivables - associate	44	8
Long term receivables	116	56

	1,114	887

	4,039	3,549

Trade and other receivables include NIS 38 million for trade and other receivables denominated in the US dollar (in 2009, NIS 64 million).

The long-term trade and other receivables are repayable up to 2015.

(1)           For discount interest rates, see Note 32.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 8 – TRADE AND OTHER RECEIVABLES (CONTD.)

B.	Aging of trade receivables at the reporting date:

	December 31, 2010		December 31, 2009
	Trade receivables (gross)	Provision for doubtful debts	Trade receivables (gross)	Provision for doubtful debts
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,423	(39)	2,958	(17)
Past due up to one year	294	(80)	354	(97)
Past due one to two years	127	(73)	127	(62)
Past due more than two years	176	(129)	165	(106)

	4,020	(321)	3,604	(282)

C.	Change in provision for doubtful debts during the year:

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Balance at January 1	282	311
Additions in respect of a business combination	5	-
Derecognition of discontinued operations	-	(9)
Impairment loss recognized	62	55
Lost debts	(28)	(75)

Balance at December 31	321	282

NOTE 9 – INCOME TAX

A.	General

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Current tax expense
For the current period	823	671	526
Adjustments for prior years, net	-	(30)	(4)

	823	641	522

Deferred tax expense
Creation and reversal of temporary differences	114	136	197
Effect of change in tax rates	(5)	30	-

	109	166	197

Income tax expenses	932	807	719

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 9 – INCOME TAX (CONTD.)

B.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit before income tax	3,374	2,969	2,505

Statutory tax rate	25%	26%	27%

Income tax at the statutory tax rate	844	772	676
Differences in the tax rate	(8)	60	13
Expenses not recognized for tax purposes	31	(4)	35
Adjusted tax calculated for the Company’s share in equity-accounted investees	65	9	(1)
Taxes for previous years	-	(30)	(4)

	932	807	719

C.	Unrecognized deferred tax liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of sale of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

D.	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of carry-forward capital losses for tax purposes as at December 31, 2010, in the amount of NIS 57 million.

Deferred tax assets relating to carry-forward losses and tax benefits were not recognized because their utilization in the foreseeable future is not probable. The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 9 – INCOME TAX (CONTD.)

E.	Recognized tax assets and deferred tax liabilities

Deferred tax assets and tax liabilities are attributed to the following items:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Property, plant and equipment	-	-	149	130	(149)	(130)
Doubtful debts	54	47	-	-	54	47
Employee benefit plan	264	338	-	-	264	338
Share-based payments	20	33	-	-	20	33
Provisions	29	38	-	-	29	38
Carry-forward tax losses	2	2	-	-	2	2
Other assets and deferred expenses	6	6	55	12	(49)	(6)

	375	464	204	142	171	322

F.	Changes in temporary differences during the year

	Balance at January 1, 2009	Changes recognized in profit or loss	Changes recognized in equity	Balance at December 31, 2009	Changes recognized in profit or loss	Changes recognized in equity	Business combinations	Balance at December 31, 2010
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Property, plant and equipment	(100)	(30)	-	(130)	(19)	-	-	(149)
Doubtful debts	47	-	-	47	7	-	-	54
Employee benefit plans	366	(31)	3	338	(70)	(4)	-	264
Share-based payments	122	(89)	-	33	(13)	-	-	20
Provisions	48	(10)	-	38	(9)	-	-	29
Carry-forward tax losses	4	(2)	-	2	-	-	-	2
Other assets and deferred expenses	(2)	(4)	-	(6)	(5)	(1)	(37)	(49)

	485	(166)	3	322	(109)	(5)	(37)	171

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 9 – INCOME TAX (CONTD.)

G.	Amendments to the Income Tax Ordinance

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law of July 14, 2009. The tax rates are as follows: 2009 tax year – 26%; 2010 tax year – 25%; 2011 tax year – 24%; 2012 tax year – 23%; 2013 tax year - 22%; 2014 tax year – 21%; 2015 tax year - 20%; and from the 2016 tax year onwards – 18%.

Current and deferred tax balances as at December 31, 2010 are calculated in accordance with the tax rates specified above.

H.	Final tax assessments

(1)	The Company has received final tax assessments up to and including 2004.

(2)	Bezeq International has received final tax assessments up to and including 2005.

(3)	Pelephone, Walla and Bezeq Online have received final tax assessments up to and including 2006.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Composition and Activity:	Land and buildings	Switching, transmission, power, cellular and satellite equipment	Network equipment	Subscriber equipment	Vehicles	Office equipment and computers	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost or deemed cost
Balance as at January 1, 2009	2,209	4,770	12,450	3,544	84	1,353	24,410
Additions	54	558	346	207	37	92	1,294
Disposals (D, below)	(180)	(376)	(6)	(217)	(24)	(110)	(913)
Transfer to assets held for sale	(10)	-	-	-	-	-	(10)
Discontinued operations	(40)	(232)	-	(2,928)	-	(74)	(3,274)
Balance as at December 31, 2009	2,033	4,720	12,790	606	97	1,261	21,507

Balance as at January 1, 2010	2,033	4,720	12,790	606	97	1,261	21,507
Additions	64	471	525	106	78	84	1,328
Disposals (D, below)	(92)	(223)	(367)	(256)	(5)	(9)	(952)
Transfer from assets held for sale	40	-	-	-	-	-	40
Addition in respect of a business combination	10	-	-	-	-	57	67
Balance as at December 31, 2010	2,055	4,968	12,948	456	170	1,393	21,990

Depreciation and impairment losses
Balance at January 1, 2009	1,583	2,515	10,226	2,752	60	1,066	18,202
Depreciation for the year	74	631	281	124	8	97	1,215
Depreciation from discontinued operations	2	10	-	109	-	7	128
Disposals (D, below)	(140)	(376)	(3)	(206)	(24)	(110)	(859)
Transfer to assets held for sale	(11)	-	-	-	-	-	(11)
Discontinued operations	(29)	(188)	-	(2,331)	-	(48)	(2,596)
Balance as at December 31, 2009	1,479	2,592	10,504	448	44	1,012	16,079

Balance as at January 1, 2010	1,479	2,592	10,504	448	44	1,012	16,079
Depreciation for the year	59	607	299	32	14	103	1,114
Disposals (D, below)	(73)	(222)	(343)	(246)	(4)	(9)	(897)
Transfer from assets held for sale	30	-	-	-	-	-	30
Additions in respect of a business combination	7	-	-	-	-	47	54
Balance as at December 31, 2010	1,502	2,977	10,460	234	54	1,153	16,380
Carrying amount
January 1, 2009	626 *	2,255	2,224	792	24	287	6,208

December 31, 2009	554 *	2,128	2,286	158	53	249	5,428

December 31, 2010	553	1,991	2,488	222	116	240	5,610

* Retrospective application by restatement, see Note 2H

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT (CONTD.)

A.
Determination of fair value as deemed cost: Certain items of property, plant and equipment from switching, transmission and power equipment, mainly switching equipment, which were revalued to fair value on the date of transition to IFRS, were measured on the basis of their deemed cost, which was based on their fair value on the transition date (January 1, 2005), as assessed by the Group based on the valuation of an external appraiser.

B.
Residual value: The residual value of the Group’s copper cables is assessed at the end of each reporting year. The residual value is NIS 689 million and NIS 598 million as at December 31, 2010 and December 31, 2009, respectively. The increase in residual value will decrease the depreciation expense of the Company by NIS 10 million in 2011.

C.
Cost of dismantling and removal of assets: The cost of items of property, plant and equipment includes dismantling and removal costs, as well as site restoration costs where the Group has an obligation. These costs are depreciated according to the expected useful life of the sites. In 2010, the Group recognized, as part of the cost of property, plant and equipment, costs of NIS 5 million for dismantling and removal of assets (in 2009, NIS 5 million).

D.
Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles and copper cables, which are derecognized upon their sale. In 2010, the Group derecognized fully depreciated property at a cost of NIS 847 million (in 2009 NIS 661 million).

E.
The cost includes NIS 3 million in the Group, representing finance expenses which were capitalized in the reporting period in respect of loans and credit in the construction period and calculated at an average interest rate of 4.6% per year (in the prior year, 6.3%).

F.	For details of installation of the UMTS/HSPA network, see Note 19E. Depreciation commenced in January 2009, as the network was readied and became available for use.

G.	In July 2008, the Company launched the NGN project to replace the existing network. The Company expects that most of the deployment will be completed by the end of 2011.

H.
The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. The findings of the committees do not indicate a need to change the estimated useful life of the property, plant and equipment.

J.
Most of the real estate assets used by the Company were transferred to it by the State of Israel, according to the provisions in the asset transfer agreement signed between the Company and the State on January 31, 1984. Some of these assets were leased for 49 years, with an option for an extension for another 49 years, and others were rented for two years, renewable each time for another two years.

On May 15, 2003, the Company signed a settlement agreement with the Government of Israel on behalf of the State and Israel Lands Administration, which regulated the dispute between them in the matter of the Company’s rights in the various real estate assets which were transferred to the Company when it commenced operation in 1984, under the asset transfer agreement.

The rights are amortized over the course of the lease period.

At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 300 million (in 2009, NIS 379 million).

K.	See Note 20 for liens.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 11 – INTANGIBLE ASSETS

	Goodwill	Computer software and licenses and discounted development costs	Subscriber acquisition	Right of use in communication and cellular frequencies (2)	Others	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost
Balance at January 1, 2009	1,799	1,501	379	422	63	4,164
Acquisitions or additions from
independent development	-	198	95	2	1	296
Disposals (1)	-	(197)	(46)	-	-	(243)
Discontinued operations	(760)	(135)	(197)	-	-	(1,092)

Balance as at December 31, 2009	1,039	1,367	231	424	64	3,125

Balance as at January 1, 2010	1,039	1,367	231	424	64	3,125
Acquisitions or additions
from independent development	-	218	81	-	-	299
Disposals (1)	-	(309)	(160)	-	-	(469)
Addition in respect of a business combination	194	-	-	-	187	381

Balance as at December 31, 2010	1,233	1,276	152	424	251	3,336

Amortization and impairment losses
Balance at January 1, 2009	6	1,143	300	-	41	1,490
Amortization for the year	-	146	65	29	9	249
Depreciation for discontinued operations	-	5	12	-	-	17
Disposals (1)	-	(197)	(46)	-	-	(243)
Discontinued operations	-	(108)	(165)	-	-	(273)

Balance as at December 31, 2009	6	989	166	29	50	1,240

Balance as at January 1, 2010	6	989	166	29	50	1,240
Amortization for the year	-	137	82	31	19	269
Disposals (1)	-	(309)	(160)	-	-	(469)
Addition in respect of a business combination	47	-	-	-	1	48

Balance as at December 31, 2010	53	817	88	60	70	1,088

Carrying amount
January 1, 2009	1,793	358	79	422	22	2,674

December 31, 2009	1,033	378	65	395	14	1,885

December 31, 2010	1,180	459	64	364	181	2,248
(1)	Fully amortized intangible assets

(2)	Depreciation commenced in January 2009, as the network was readied and the frequencies became available for use.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 11 – INTANGIBLE ASSETS (CONTD.)

Total value of goodwill attributable to each cash-generating unit:

	2010	2009
	NIS millions	NIS millions

Cellular communication – Pelephone Communications Ltd. (1)	1,027	1,027
Others	153	6

	1,180	1,033

(1)	Goodwill impairment testing - Pelephone

The value of the use of cellular communications – Pelephone, was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2010 and future growth and market shares are affected by the intensifying competition, regulation and new operators (MVNOs and a fourth cellular operator). In addition, it is assumed that migration to Pelephone’s new network will contribute to its marketing position, improve the customer mix and help to maintain stable ARPU (with adjustments for the lifting of interconnectivity) following the increase in revenue from roaming services and content/added value services.

The five-year revenue forecast is based on the forecast of the number of subscribers and average income, with reference to the effect of the entry of the MVNO and increased competition commencing from 2011 as well as reduction of interconnect prices commencing from this year. Pelephone is growing slowly in a market that is becoming saturated. An annual increase of 3% in revenue is assumed. The operating, sales and marketing expenses were adjusted for Pelephone's volume of operations. Tax is deducted from the profit at the statutory tax rates each year, plus 1%.

The investments were estimated according the assumptions of an independent assessor regarding Pelephone’s investment plan, which includes investment in the LTE network (including acquisition of frequencies) in 2012-2013 (which have not yet been approved by the management of Pelephone), and ongoing investments.

The cost of capital used is 11%. In addition, it was assumed that the permanent growth of Pelephone will be 1%. Valuation of Pelephone was based on the comparative method, with a comparison of Partner and Cellcom which operate in the same legal and business environment. The comparison indicates that the value that was estimated using the DCF method is within the range of the reasonable value that was calculated using these multiples.

This valuation was made by an external appraiser. Based on this valuation, the Group was not required to record an impairment of Pelephone’s cellular cash-generating unit.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 12 – DEFERRED AND OTHER EXPENSES

	December 31, 2010	December 31, 2009	December 31, 2008
	NIS millions	NIS millions	NIS millions

Long-term prepaid expenses in respect of use of capacities **	288	296	234
Other prepaid expenses	4	5	5

	292	301	239

*	Retrospective application by restatement, see Note 2H
**	See Note 3G

The amount of amortization recognized in the statement of income is NIS 26 million (in 2009, NIS 22 million; in 2008, NIS 20 million).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 - INVESTEES

A.	Equity-accounted associates

(1)	Below is a summary of main associates, without adjustment for ownership percentage held by the Group:

a.	Financial position

		December 31
	Ownership %	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue (deficit)
		NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
2010*
DBS Satellite Services (1998) Ltd.	49.78%	180	1,063	1,243	802	3,863	4,665	(3,422)

2009
DBS Satellite Services (1998) Ltd.	49.78%	171	1,035	1,206	903	3,411	4,314	(3,108)

Walla! Communications Ltd.	34.24%	149	31	180	78	8	86	94

b.	Operating Results

		Year ended December 31
	Ownership (%)	Revenue	Gross profit	Operating profit (loss)	Profit (loss)
		NIS millions	NIS millions	NIS millions	NIS millions
2010*
DBS Satellite Services (1998) Ltd.	49.78%	1,583	454	178	(314)

2009
DBS Satellite Services (1998) Ltd.	49.78%	1,530	488	248	(223)
Walla! Communications Ltd.	34.24%	132	73	28	20

*	In 2010, Walla Communications Ltd. was consolidated. See Note 5A.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Company

As at December 31, 2010, the investment in an associate includes the Company’s investments in shares, share options and loans to DBS. The loans are presented at fair value as at August 21, 2009 less the Company’s share in the losses at that date. For details of deconsolidation of DBS in 2009, see section E below.

The Company’s subsidiaries have negligible investments in other associates.

a.	Details of the Company’s loans to DBS, according to the terms of the loans:

	December 31
	2010	2009
	NIS million	NIS million

CPI-linked loans	1,145	1,119
CPI-linked loans, bearing interest at a rate of 5.5%	286	265
CPI-linked loans, bearing interest at a rate of 11%	1,112	979

	2,543	2,363

b.	Details of the carrying amount of the loans as stated in the financial statements*:

December 31
2010
NIS millions

CPI-linked loans	44
CPI-linked loans, bearing interest at a rate of 5.5%	172
CPI-linked loans, bearing interest at a rate of 11%	1,135

1,351

*	The fair value at the deconsolidation date, including interest and linkage differences accumulated from the deconsolidation date through to December 31, 2010.

c.	Activity in the investment account of DBS:

2010
NIS millions

Balance as at January 1, 2010	1,184
Interest and linkage differences	159
Company’s share in capital reserves	4
Company’s share in losses	(263)

Balance at December 31, 2010	1,084

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Company (contd.)

d.
The Company’s Board of Directors approved the waiver of NIS 250 million of the interest-free linked loans that the Company provided DBS, provided the other shareholder of DBS agrees to waive NIS 252 million of the loan it provided to DBS.

The waiver is contingent on an arrangement between the Company and the Tax Authority and a waiver agreement signed by the Company with the other controlling shareholder before December 31, 2011. In addition, waiver of the debt requires the approval of the general meeting, which will be convened after the agreement has been signed.

e.	DBS has a current debt to the Group companies. The balance of DBS's current debt to the Group companies amounts NIS 59 million, of which NIS 47 million is to the Company. See Note 30 below.

f.
For details of DBS’s financial position, see Notes 5 and 28 to the financial statements of DBS for 2010, which are attached to these financial statements. In addition, see Note 32 to the financial statements of DBS for subsequent events.

g.	For loans provided by the shareholders to DBS, see Note 16 to the financial statements of DBS, which are attached to these financial statements.

h.	For guarantees provided by the Company for DBS, see Note 20D and G.

i.	Deconsolidation of DBS in 2009

On August 20, 2009, the Supreme Court accepted the appeal of the Antitrust Commissioner against the merger notice filed by the Company and DBS regarding exercise of options for DBS shares by the Company, and ruled against the merger. The ruling of the Supreme Court is a peremptory ruling. Until the ruling of the Supreme Court, the Company consolidated the financial statements of DBS in its financial statements (the Company held 49.8% of the share capital of DBS), even though it did not have legal control of DBS, as in view of all the circumstances, including the Company’s additional potential voting rights by virtue of the options, in the opinion of the Company, it was able to direct the financial and operational policy of DBS.

The Company estimates that the ruling of the Supreme Court, which is final and irrevocable, constitutes an external legal barrier to the Company’s ability to obtain more than 50% of the voting rights in DBS, will lead to a material change in the operations between the Company and YES and its shareholders, following which the Company will no longer be able to direct the financial and operational policy of DBS. Therefore, the Company cannot be regarded as controlling DBS (neither legally nor effectively). Accordingly, as from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS shares is stated according to the equity method commencing from that date.

At the deconsolidation date, the Company presented its investment in shares, share options and loans to DBS according to the equity method based on a valuation by an independent assessor. This included valuation of the fair value of DBS’s tangible assets, intangible assets (except for goodwill) and liabilities. The difference between the fair value of the remaining investment in DBS at the deconsolidation date and the Company's share in the identifiable assets and liabilities of DBS at that date constitute the goodwill included in the calculation of the Company’s investment in DBS at the deconsolidation date.

At the deconsolidation date and as at December 31, 2010 and December 31, 2009, goodwill that was included as part of the investment amounts to NIS 814 million.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Company (contd.)

i.	Deconsolidation of DBS in 2009 (contd.)

The Company stated the investment at NIS 1.175 billion and recognized a profit of NIS 1.538 billion under profit from discontinued operations.

The consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 are stated without consolidation of the statements of DBS. The operational results of DBS for the period up to August 20, 2009 were presented as discontinued operations.

Results of discontinued operations as stated in the financial statements of 2009

	From January 1 to August 20 2009	Year ended December 31 2008
	NIS millions	NIS millions

Revenue	970	1,513
Cost of revenue	663	1,091

Gross profit	307	422

Selling and marketing expenses	79	128
General and administrative expenses	74	117

	153	245

Operating profit	154	177

Finance expenses, net	313	441

Loss before income tax	(159)	(264)
Income tax	-	1

Loss after income tax	(159)	(265)

Profit from deconsolidation of a subsidiary	1,538	-

Profit (loss) for the period from discontinued operations	1,379	(265)

Cash flow from discontinued operations as stated in the financial statements of 2009

	From January 1 to August 20 2009	Year ended December 31 2008
	NIS millions	NIS millions

Cash flow from operating activities	260	347
Cash flow used for investing activities	(176)	(237)
Cash flow used for financing activities	(84)	(110)

Cash flow from discontinued operations	-	-

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries held directly by the Company

(1)	General

			Amounts provided by the Company to subsidiaries		Investment in consolidated subsidiaries
	Country of incorporation	Company’s share in capital	Loans	Guarantees
			NIS millions	NIS millions	NIS millions

2010
Pelephone Communications Ltd.	Israel	100%	-	-	3,983
Bezeq International Ltd.	Israel	100%	-	70	743
Bezeq Online Ltd.	Israel	100%	5	-	30
Bezeq Zahav (Holdings) Ltd.	Israel	100%	1,029	-	1,049
Walla! Communications Ltd. *	Israel	71.55%	-	-	188
Stage One Venture Capital Fund	Israel	71.8%	-	-	40

			1,034	70	6,033

2009
Pelephone Communications Ltd.	Israel	100%	-	-	3,570
Bezeq International Ltd.	Israel	100%	-	70	710
Bezeq Online Ltd.	Israel	100%	10	-	25
Bezeq Zahav (Holdings) Ltd.	Israel	100%	1,006	-	1,033
Stage One Venture Capital Fund	Israel	71.8%	-	-	43

			1,016	70	5,381

* Walla has investments in other subsidiaries that are not material.

(2)	Dividend received or receivable from subsidiaries

	Year ended December 31
	2010	2009
	NIS million	NIS million

From Pelephone Communications Ltd.	625	425
From Bezeq International Ltd.	216	210
From Stage One Venture Capital Fund	10	8

	851	643

(3)	Details of Group entities

a.	Pelephone Communications Ltd.
Pelephone Communications Ltd. ("Pelephone") is a wholly-owned subsidiary of the Company. Pelephone provides cellular communication services and value added services and markets and repairs terminal equipment.

Pelephone operates under an operating license from the Ministry of Communications – a general license for cellular services ("the License"). The License was received on February 7, 1996. After Pelephone won an additional band of frequencies in December 2001, the term of the license was extended to 2022, with an option for extension, subject to the terms of the license, for an additional six years (“the additional period”) and for renewal for one or more additional periods of six years after the additional period.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries held directly by the Company (contd.)

(3)	Details of Group entities (contd.)

b.	Bezeq International Ltd.
Bezeq International Ltd. ("Bezeq International") is a wholly-owned subsidiary of the Company. Bezeq International was incorporated on April 5, 1995 to engage in international communications. Since 1999, Bezeq International has also been providing internet access services. Following the merger with BezeqCall Communications Ltd. (BezeqCall), BezeqCall's network end point (NEP) license was assigned to Bezeq International.

On February 8, 2009, the Minister of Communications granted an operation license for domestic telecommunication services to BIP Communication Solutions Limited Partnership (“BIP”), a corporation owned by Bezeq International. The license is for the supply of domestic broadband telephony services (VoB) to private customers through BIP. On August 2, 2009, Bezeq International started to supply domestic broadband telephony services (VoB) to its private customers through BIP. On December 30, 2009, after the Ministry of Communications determined that Bezeq's market share in domestic telephony in the business sector fell below 85%, the license was amended to permit Bezeq International to supply the services to its corporate customers as well.

In August 2010, the Company started to sell service bundles, including Bezeq International’s internet services, following the amendment to the international operator license.

Subsequent to the reporting date, in March 2011, the Company’s Board of Directors  approved the establishment by Bezeq International of a subsidiary in Italy, at an establishment cost of up to EUR 25,000 and a subsidiary in the USA, at an establishment cost of up to USD 150,000.

c.	Bezeq Online Ltd.
Bezeq Online Ltd. (“Bezeq Online”) is a wholly-owned subsidiary of the Company. Bezeq Online was established in December 2000 and commenced operations in 2001, providing call center outsourcing services.

d.	Bezeq Zahav (Holdings) Ltd.
Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") is wholly-owned and controlled by the Company. Bezeq Zahav was established in September 1995 to hold debentures issued by the Company.

e.	Walla! Communications Ltd.
Walla! Communications Ltd. (“Walla”) is controlled by the Company and the Company holds 71.55% of Walla shares. Walla is a public company and its shares are traded on the Tel Aviv Stock Exchange. The market value of the Walla shares held by the Company as at December 31, 2010 is NIS 164 million. Walla provides internet, management and media services for a range of populations.

f.	Stage One Venture Capital Fund (Israel) L.P.
This is a venture capital fund in which the management rights are held by the SOCI (Stage One Capital Investment)- , and the Company has rights in the profits.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS

A.	Composition:

	December 31, 2010	December 31, 2009
	NIS million	NIS million

Current liabilities
Short-term credit	7	-
Current maturities of debentures	895	798
Current maturities of bank loans	47	64

	949	862

Non-current liabilities
Debentures	1,967	2,716
Bank loans	2,801	558

	4,768	3,274

	5,717	4,136

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

B.	Terms and debt repayment schedule

				December 31, 2010		December 31, 2009
		Nominal interest rate	Redemption year	Par value	Carrying amount	Par value	Carrying amount
	Currency	%		NIS millions	NIS millions	NIS millions	NIS millions

Short-term credit	NIS	3.15	2011	7	7	-	-

Loans from banks and others:
Linked to the CPI	NIS	5.2– 4.45	2012-2015	153	178	194	222

Unlinked (1)
Variable interest	NIS	Prime + -0.33
		Up to prime + 0.2	2011-2019	1,370	1,370	400	400

Fixed interest	NIS	5-5.6	2011-2017	1,300	1,300	-	-

					2,855		622
Debentures issued to the public:
Linked to the CPI (2)	NIS	4.8-5.3	2011-2016	1,807	2,163	2,107	2,476

Debentures issued to institutions and others:
Linked to the CPI (3)	NIS	4.4-5.95	2014-2015	593	699	898	1,038

Total interest-bearing liabilities					5,717		4,136

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

B.	Terms and debt repayment schedule (contd.)

(1)
In 2010, the Company completed debt financing amounting to NIS 2.6 billion, through loans from banks in Israel. Of this amount, NIS 400 million is against early repayment of bank loans from March 2009. Loans in the amount of NIS 1.3 billion are at fixed interest and the balance of NIS 1.3 billion are at variable interest, which are payable as follows:

A.
Loans in the amount of NIS 1.1 billion, which are unlinked and bear variable interest of prime minus 0.21%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

B.	A loan in the amount of NIS 200 million, which is unlinked and bears variable interest of prime minus 0.33%, is repayable in six equal annual payments of the principal between 2012 and 2017.

C.
Loans in the amount of NIS 800 million, which are unlinked and bear average fixed interest of 5.56%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

D.	Loans in the amount of NIS 500 million, which are unlinked and bear average fixed interest of 5%, are repayable in four equal annual payments of the principal between 2012 and 2017.

(2)	The par value of the Company’s debentures is NIS 2,686,967,000, of which NIS 1,806,867,000 par value was issued to the public as follows:

A.	The par value of debentures (Series 4) is 300,000,000 of NIS 1 par value each, repayable in 2011. The annual interest rate for these debentures is 4.8%.

B.
The par value of debentures (Series 5) is 2,386,967,000 of NIS 1 par value each, of which 1,506,867,000 debentures were issued to the public and to institutional investors (partially through Bezeq Zahav) and the balance of 880,100,000 were issued to Bezeq Zahav. The debentures are repayable in six equal annual payments in each of the years 2011 to 2016. The annual interest rate for these debentures is 5.3%.

(3)
Pelephone issued three series of debentures in a private placement to institutional investors. The debentures, which were issued at par value, are linked to the CPI, bear annual interest of 4.4% - 5.2%, and are repayable in equal semi-annual payments up to 2015. The interest is paid on the unpaid balance of the principal. The balance of the debentures at December 31, 2010, is NIS 597 million.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

C.	Liens, securities and financial covenants

(1)
The private debentures of the Company, whose carrying amount at December 31, 2010 is NIS 102 million, are secured by a token charge. In addition, the Company created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

The lenders have a right to call for immediate payment of the debentures in cases where the Company does not repay the debentures or breaches their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for the Company's assets or a liquidation order is given against the Company, if the Company ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of the Company.

In addition, some of the lenders, with a debenture balance of NIS 77 million as at December 31, 2010, may call for immediate payment of the debentures after the State's holdings in the Company’s equity fall below 26% (a condition which has existed since October 11, 2005). For this reason, the balance in the financial statements is stated under short-term liabilities.

In the Company's opinion, at the reporting date, it is in compliance with all the aforementioned terms, except for the term of the decrease of the State's holdings in the Company.

(2)	The Company raised a negative pledge in favor of the creditors for a bank debt of NIS 2.6 billion, as set out in section B(1) above.

(3)	a.
At December 31, 2010, the bank loans and debentures of Pelephone have a carrying amount of NIS 775 million and are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge).

The undertaking includes:

(1)
A declaration that Pelephone will not encumber its assets (as may be from time to time), in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers.

(2)	Compliance with the following financial covenants:

a.
An undertaking that Pelephone's debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to the shareholders.

b.	Pelephone undertook that the amount of its debts will not exceed NIS 3.8 billion (linked to the CPI known in January 2002).

c.	An undertaking towards a certain bank that its total debt to it will not exceed 40% of its total debts to all the financial entities.

At the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to the banks and the debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans it received from the banks and the debentures.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

C.	Liens, securities and financial covenants (contd.)

(3)	(contd.)

b.
Under its general license for cellular services, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, for receipt of bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any case, exercise of the rights by the bank will not impair in any way the provision of the services pursuant to the license.

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

(4)
According to the agreement between Walla and its subsidiary for a loan to Walla, amounting to NIS 70 million at December 31, 2010, Walla undertook to meet financial covenants according to its consolidated financial statements, as set out below:

a.	Walla’s equity will not fall below NIS 70 million at any time.
b.	The ratio between Walla’s equity and the statement of financial position will not fall below 25% at any time.
c.	The ratio between Walla’s available cash and the current maturities will not fall below 1.2.
d.	The ratio between the financial debt and Walla’s available cash will not exceed 4.

At December 31, 2010, Walla is in compliance with these financial covenants.

NOTE 15 - TRADE AND OTHER PAYABLES

	December 31, 2010	December 31, 2009
	NIS million	NIS million

Trade payables (open accounts)	1,061	1,091

Trade payables consisting of related and interested parties	46	8

Other payables
Liabilities to employees and other liabilities for salaries	348	297
Institutions	183	200
Expenses due	112	85
Accrued interest	93	99
Derivatives	10	2
Other payables	24	14

Total other payables	770	697

Amounts payable denominated in a currency other than the functional currency include NIS 174 million for trade payables denominated in US dollars (in 2009, NIS 258 million).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 16 - PROVISIONS

	Employee claims	Customer claims	Supplier and communication provider claims	Punitive claims	Enterprise and company claims	State and Authorities claims	Dismantling and clearing of sites	Liability, onerous contracts and others	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance as at January 1, 2010	139	45	11	1	7	159	60	29	451

Provisions created in the period	2	11	1	1	3	16	8	5	47

Provisions used in the period	(1)	-	-	-	-	(78)	-	(2)	(81)

Provisions cancelled in the period	(44)	-	(7)	-	-	(32)	(4)	(10)	(97)

Balance as at December 31, 2010	96	56	5	2	10	65	64	22	320

Current	96	56	5	2	10	65	-	17	251

Non-current	-	-	-	-	-	-	64	5	69

Claims
For details of legal claims, see Note 18.

Dismantling and clearing of sites
The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 27 below.

A.	Defined contribution plans

(1)
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

(2)
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries are covered in full by regular payments to pension funds and insurance companies.

(3)
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights. For some of the employees, the Company has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section B(1) below.

B.	Defined benefit plans

(1)
The severance obligation included in the statement of financial position represents the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in a recognized compensation fund. The reserves in compensation funds include accrued linkage differentials and interest deposited in compensation funds, in banks and in insurance companies. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

(2)
The collective agreement of December 2006 (see section D below), provides, among others, that employees who transferred from the civil service to the Company and are due to end their employment due to retirement after December 31, 2016, are entitled to a supplement to close the gap between the Civil Service Law and the regulations governing the Makefet Fund. The financial statements of the Company include the obligation for this benefit.

(3)
According to some of the personal employment agreements, a number of senior employees are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees. Accordingly, a liability is included in the financial statements.

(4)	Benefits for notice are paid upon severance. Accordingly, a liability is included in the financial statements in accordance with an employment agreement and an actuarial calculation.

(5)
Company retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the expected costs in the post- employment period, based on an actuarial calculation.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

C.	Other long-term employee benefits

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

D.	Benefits for early retirement and dismissal

The Company has a number of collective agreements that include terms for early retirement. Below are details of the most recent agreement that was signed in December 2006 and an amendment to the agreement signed in December 2010:

(1)
The collective agreement of December 2006, between the Company and the union and the New Histadrut, regulates the labor relations in the Company following the transfer of control in the Company from the State of Israel, and delineates a new organizational structure for the Company. The amendment to the agreement of December 2010 regulates the labor relations in the Company following transfer of control in the Company from Ap.Sb.Ar. Holdings Ltd. (“Ap.Sb.Ar.”) to B Communications Ltd. (“B Communications”). The agreement stipulates, inter alia, that all the agreements, arrangements and procedures existing in the Company prior to signing the agreement will continue to apply only to the permanent long-standing employees in the Company.

(2)
The Company may, at its discretion, terminate the employment of 245 permanent employees in one or more of the years 2010-2016. The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in the Company up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. The Company has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

On January 24, 2011, the Board of Directors of the Company approved a plan for early retirement of 260 employees at a cost of no more than NIS 281.5 million. This expense will be recognized in the Company’s financial statements for the first quarter of 2011.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

E.	Liabilities for employee benefits

	December 31, 2010	December 31, 2009
	NIS million	NIS million

Unfunded obligations (1)	225	250
Funded obligations (2)	213	203

Total present value of obligations	438	453
Fair value of plan assets	(152)	(148)

Obligation for defined benefit plans (post-employment plans)	286	305

Obligation for a special bonus	26	-
Obligation for holiday pay	89	89
Obligation for sick leave	126	122
Obligation for voluntary early retirement	47	283

Total employee benefits	574	799

Stated in the statement of financial position as:
Short term	269	505
Long term	305	294

	574	799

(1)
Unfunded obligations are those obligations for which the Company did not fund a reserve to finance its liabilities and they include a provision for notice, an obligation to the Company’s pensioners, an obligation for early retirement of senior employees in the Company and an obligation for employees transferred from the civil service.

(2)	Obligations for which the Group companies funded a reserve to finance its obligations (severance obligation)

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

F.	Defined benefit plans (post-employment plans)

		2010	2009
		NIS millions	NIS millions
1.	Change in obligation in respect of defined benefit plans
	Obligation in respect of a defined benefit plan as at January 1	453	429
	Benefits paid according to the plans	(32)	(40)
	Costs of current service, interest and exchange rate differences (see section 3 below)	34	65
	Retirement and curtailment of benefits	(9)	(17)
	Actuarial losses (gains) charged to equity (see section 5 below)	(17)	24
	Additions in respect of a business combination	9	-
	Derecognition of discontinued operations	-	(8)

	Defined benefit obligation as at December 31	438	453

2.	Change in plan assets and cost of past service
	Fair value as at January 1	148	140
	Deposits	10	11
	Withdrawals	(9)	(5)
	Expected proceeds from plan assets (see section 3 below)	5	6
	Gains (losses) charged to equity (see section 5 below)	(2)	11
	Amortization of past service cost, see section 3 below	(7)	(12)
	Additions in respect of a business combination	7	-
	Derecognition of discontinued operations	-	(3)

	Fair value as at December 31	152	148

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

F.	Defined benefit plans (post-employment plans) (contd.)

	2010	2009	2008
	NIS millions	NIS millions	NIS millions
3. Expense recognized in the statement of income
Cost of current service	14	37	42
Interest on the obligation	24	29	24
Other	(11)	(12)	(1)

	27	54	65

The expense is included in the following items in the statement of income:
Salary expenses	12	31	45
Financing expenses	15	23	20

	27	54	65

4. Actual return on plan assets	3	15	(7)

5. Actuarial losses (gains) recognized directly in other comprehensive income (before tax)
Amount accrued as at January 1	13	-	(2)
Amount recognized in the period	(15)	13	2

Amount accrued as at December 31	(2)	13	-

6. Historical information
	December 31
	2010	2009	2008	2007	2006
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Adjustments for liabilities arising from past experience	(17)	(13)	(21)	(15)	4

Adjustments for assets arising from past experience	(1)	20	13	(1)	(4)

In 2011, the Group expects pay NIS 18 million as a contribution to a defined benefit plan.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

G.	Actuarial assumptions

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date:

(1)
Mortality rates are based on the rates published in Insurance Circulars 6-3-2007 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment.

The main assumptions regarding the churn rate were determined with a distinction made between permanent employees (between 3.5% in the first year to 0.5% over 10 years), personal contract employees (5.5% per year), senior employees (20% per year), and temporary employees (between 34% in the first year and 25% for more than 7 years).

(3)	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

	December 31, 2010	December 31, 2009	December 31, 2008
	Average capitalization rate	Average capitalization rate	Average capitalization rate
	%	%	%

Sick leave	1.9	1.8	3.4
Compensation	2	1.4	3.3
Retirement benefit – holiday gift *	4.3	4.9	4.4
Retirement benefit – clubs and activities	2.9	2.7	3.6
Early notice to senior employees	1.5	1.4	3.1

*	At a discount rate based on US corporate debentures.

(4)
Assumptions regarding salary increases were made on the basis of experience and management’s assessments, distinguishing between groups of employees The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average salary increment is 3% for young employees, with a linear decrease to 1.5% per year up to age 60. For employees in a monthly collective agreement, the average salary increment is of 3% per year. For employees in a personal collective hourly employment agreement, the average salary increment is 7% per year. For employees in a personal employment agreement, the average salary increment is between 4% and 0.5%, depending on the age of the employee, and for senior employees, the average salary increment is 6% per year.

(5)
The forecasted growth rate of the assets accumulated in all Group companies is 2% in real terms for old pension funds in the administration and 5.57% in real terms for old pension funds that are not part of the arrangement. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officers’ insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. The growth rate in other plans is the discount interest.

(6)
An obligation for voluntary early retirement includes an obligation for pension and grants. The obligation for pension is calculated according to the terms of the agreement of December 2006 (see section D above) and in accordance with the agreement with the insurance company. The obligation is affected by changes in the interest rates of debentures until the purchase of the policy and payment to the insurance company.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

H.	Other

According to the collective agreements applicable to labor relations in the Company, and in accordance with agreements with the Makefet Fund, an option is reserved for Company employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between the Company and the Makefet Fund between 1990 and 1996. The Company contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, the Company filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280 million. The Makefet Fund filed defense documents, in which it rejects the allegations of the Company and contends that it acted in accordance with the agreements between it and the Company. The case is in the evidentiary stage.

NOTE 18 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“hereinafter in this section: “legal claims”).

In the opinion of the managements of the Group companies, which are based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 16 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2010, due to claims filed against the Group companies on various matters and which do not meet the more likely than not to be realized threshold, amounts to NIS 15.7 billion (of which an amount of NIS 1.96 billion is for claims, which at this stage, cannot be assessed, as set out in sections B and E below). This amount has not been accrued. This amount and all the amounts of the additional exposures in this note are linked to the CPI and are stated net of interest. For updates subsequent to the reporting date, see section B below.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

Following is a detailed description of the Group's contingent liabilities at December 31, 2010, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. These are mainly claims concerning recognition of various salary components as pension components, recognition of various components in the determining salary for severance pay and pension rights. In addition, employees and former employees also filed various individual claims against the other Group companies. At December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for these claims amounts to NIS 2 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 96 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 18 – CONTINGENT LIABILITIES (CONTD.)

B.	Customer claims

During the normal course of business, customers of the Group companies filed claims against the Group companies. These are mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies. At December 31, 2010, the amount of the additional exposure for customer claims amounts to NIS 7.1 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 1.92 billion, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claims is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 56 million, where provisions are required to cover the exposure resulting from such claims.

In addition, subsequent to the reporting date,  customers of Group companies filed a number of claims, amounting to NIS 818 million, the exposure of which cannot be assessed at this stage, and customer claims of NIS 103 million were eliminated.

In the second quarter of 2008, four claims were filed against Bezeq International in the Tel Aviv and Central District Courts, concerning the use of international calling cards for destinations in the Philippines, Thailand and Nepal, together with motions for certification of class actions. The plaintiffs have applied for their claims to be certified as class actions on behalf of groups that include every person who, during the seven years prior to filing the claim and during the claim's proceeding, purchased phone cards of the type referred to in the claims. The plaintiffs estimate the loss sustained by all the members of the group at NIS 1.1 billion. In the opinion of the management of Bezeq International, based, inter alia, on the opinion of its legal counsel, the maximum amount of the exposure (included in the abovementioned exposure), for all these claims is negligible compared to the amount of the claim.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services and communications providers that the Group companies supply goods and/or services to or receive goods and/or services from filed various claims against the Group companies. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product. On December 31, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements)  for these claims amounts to NIS 979 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 5 million, where provisions are required to cover the exposure arising from such claims.

D.	Claims for punitive damages

During the normal course of business, claims were filed against Group companies for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). At December 31, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements) for punitive damages amounts to NIS 5 billion. This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1.6 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 18 – CONTINGENT LIABILITIES (contd.)

E.	Claims by developers and companies

During the normal course of business, claims were filed against some of the Group companies or officers, claiming liability and/or negligence of the Group companies and/or their directors in respect of their activities and/or the investments made in various projects. On December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for these claims amounts to NIS 320 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 10 million, where provisions are required to cover the exposure arising from such claims.

F.	Claims by the State and authorities

During the normal course of business, various claims are pending against the Group companies by the State of Israel, government institutions and authorities (“the authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies. At December 31, 2010, the additional exposure (in addition to the provisions included in these financial statements) for these claims amounted to NIS 275 million. Of these claims, there are claims amounting to NIS 32 million, which, at this stage, cannot yet be estimated. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 65 million, where provisions are required to cover the exposure resulting from such claims.

In December 2000, the government filed a claim against Pelephone for royalties allegedly due from January 1994 to February 1996. The amount in the claim is NIS 260 million at the date of the claim, including principal, linkage differences and interest. In September 2010, the court ruled against Pelephone, accepting some of the government’s claims. Pelephone was required to pay the government NIS 150 million, including principal, linkage differences and interest, which is included as a liability in these financial statements. This amount was paid in October 2010. Additionally, in October 2010 Pelephone filed an appeal against the ruling at the Supreme Court. Prior to the ruling, the Group included a provision for the claim in its financial statements, amounting to NIS 76 million.

For claims against DBS, see Note 21 and Note 32E to the annual financial statements of DBS for 2010, which are attached to these financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 19 – AGREEMENTS

A.	The Group companies have rental agreements. Contractual rental payments during the next five years, calculated according to the rent in effect at December 31, 2010, are as follows:

Year ended December 31	NIS millions
2011	168
2012	165
2013	129
2014	85
2015 onwards	132
679

B.
The Group has a number of operating lease agreements for periods of up to three years in respect of vehicles it uses. The contractual annual lease payments, calculated according to the payments in effect at December 31, 2010, are NIS 102 million

C.	Most of the Group companies are required to pay royalties to the State of Israel. The rate of royalties paid was 1% in 2010, 1.5% in 2009 and 2% in 2008.

In January 2010, an amendment to the Communications Regulations (Telecommunications and Broadcasts) (Royalties), 5761-2001 was issued. The regulations include clarification of the royalties that a licensee owes the State. The amendment includes an exemption for the payment of royalties for revenue from high-speed communication services which commenced on January 1, 2004. As a result of this exemption, royalties expenses in 2009 decreased by NIS 32 million.

In January 2011, an amendment to the Communications Regulations (Royalties) was issued. According to the amendment, the rate of royalties will increase to 1.75% in 2011 and to 2.5% in 2012. The adjusted rate for calculation of royalties is effective from January 19, 2011.

D.
Pelephone leases some of the sites from the Israel Lands Administration (“ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008.

According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, Pelephone will evacuate the land. There is a similar agreement with the other cellular operators.

The agreement was extended to December 31, 2009 and was extended again until December 31, 2010.

At the reporting date, Pelephone and the other cellular operators are in advanced stages of negotiations to extend the agreement, however the agreement has not yet been renewed.

If, for any reason, the agreement is not renewed or extended, this could have a material negative effect on Pelephone, inter alia because Pelephone will be restricted in establishing sites on ILA land and it may also be required to vacate existing sites.

E.
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and a maintenance agreement for the Nortel network with Ericsson. Pelephone believes that it could be dependent on Ericsson for network support.

F.	Pelephone has obligations to acquire terminal equipment amounting to NIS 455 million (at December 31, 2009, NIS 606 million).

G.
In November 2010, Bezeq International signed an agreement with Alcatel-Lucent Submarine Networks to roll out a high speed submarine cable linking Israel to Italy. At the same time, Bezeq International acquired an indefeasible right of use of terrestrial infrastructure linking the cable in Italy to points of presence in Western Europe.

H.	For agreements for the purchase of property, plant and equipment, see Note 10J above.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 20 – SECURITIES, LIENS AND GUARANTEES

A.
In May 2003, the Company provided, at the request of the Ministry of Communications, a bank guarantee of USD 10 million in connection with its general license for implementing telecommunications operations and for providing telecommunication services.

B.	The Company provided a guarantee in favor of banks in connection with credit of up to NIS 70 million granted to a subsidiary.

C.
The Company has received a demand for the forfeiture of a guarantee in the amount of approximately USD 6 million related to a project (HBTL) in a basic telephony tender in 1995 in India, in which the Company participated together with others. An appeal against an order given at the request of the developer, which prevents forfeiture of the guarantees, is being heard in the appeals department of the High Court in Delhi. The Company has applied to the court in India for release of the bank guarantees it provided. The court has yet to hear the application.

D.
The Company provided a guarantee of NIS 10 million for DBS in respect of a bank guarantee of NIS 36 million, which DBS had provided in favor of the State of Israel, according to the terms of DBS’s license. The guarantee was valid until December 31, 2010. This guarantee was in accordance with the proportionate rate of the Company’s holdings in DBS when DBS was established. On January 24, 2011, the Company’s Board of Directors approved the replacement of this guarantee with a new guarantee according to the updated proportionate rate of the Company’s holdings in DBS (approximately 49.8% out of a total bank guarantee of NIS 38 million). The validity of the bank guarantee provided by the bank to the Ministry of Communications has since been extended (up to the end of April 2011) to allow finalization of the documents for the Company’s new guarantee towards the bank that provided the bank guarantee.

E.
In February 2002 and May 2005, according to Ministry of Communications requirements, Bezeq International provided bank guarantees of NIS 9.4 million and NIS 1.5 million respectively, for fulfillment of all the terms of the license to provide international telecommunication services. In February 2009, according to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 10 million to fulfill the terms of the special and general license for the provision of domestic operator services through the BIP Limited Partnership. At the reporting date, Bezeq International had provided additional bank guarantees in a total amount of NIS 16 million.

F.
Pelephone has bank guarantees of NIS 93 million in favor of third parties, of which NIS 35 million is in favor of the Ministry of Communications, in connection with a guarantee for fulfillment of the terms of its license.

G.
The other shareholder in DBS has pledged its shares in favor of the banks. In view of a negative pledge of the Company, the Company provided the banks with a perpetual guarantee for payment of the debts of DBS. The guarantee is up to a maximum amount equal to the percentage of the Company's holding in DBS, multiplied by the value of DBS as derived from realization of the pledged shares of the other shareholders. If the Company joins the sale when realizing the pledged shares of the other shareholders, the amount of the guarantee will not exceed the amount of the proceeds the Company will receive from realization of its shares in DBS. The note of guarantee includes numerous restrictions on the Company in realizing the shares it holds, and lists events of violation which, if committed, will enable the banks to call in the guarantee. Furthermore, the Company undertook to put its shares up for sale if the shares pledged to the bank are sold, and agreed that in the event of realization of collateral provided by the other shareholders, the Company would forgo repayment of shareholder loans provided for DBS and that the guarantee would also apply, with the required changes, to warrants which the Company will receive from DBS and to the right to receive them.

The shareholders in DBS, have made a commitment to the banks not to oppose the sale or other realization of their shares in DBS, which were pledged or for which a guarantee was provided (by the Company), in a way that will enable the banks to accomplish a friendly liquidation. The Company also undertook that if a negative pledge the Company gave in favor of its creditors is released, the Company will pledge its shares in DBS in favor of the banks as a first lien.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 20 – SECURITIES, LIENS AND GUARANTEES (CONTD.)

H.	For securities, liens and stipulations given by the Company and subsidiaries in connection with loan covenants and borrowings, see Note 14.

J.	For the securities, liens and stipulations of DBS, see Notes 5, 7, 21(1) and 28 to the financial statements of DBS for 2010 attached to these financial statements.

NOTE 21 – CAPITAL  AND CAPITAL RESERVES

A.	Equity

	Registered		Issued and paid up
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	Number of shares	Number of shares	Number of shares	Number of shares

Ordinary shares of NIS 1 par value each	2,825,000,000	2,749,000,000	2,685,917,052	2,659,727,630

B.	Dividend Distribution Policy

In August 2009, the Board of Directors resolved to distribute a dividend to the shareholders of 100% of the semi-annual profit ("profit for the period attributable to the shareholders of the Company"), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company. Since the date of the resolution, the Company’s dividend policy has not been changed.

C.	Request to distribute dividends exceeding the Company’s profits

On December 30, 2010, the Company’s Board of Directors resolved to approve and to recommend that the general meeting of the Company’s shareholders approve a distribution to the Company’s shareholders (“the planned distribution”) in the total amount of NIS 3 billion, a sum not in compliance with the earnings test as defined in Section 302 of the Companies Law, 5759-1999. The amount of the planned distribution will be distributed to the Company’s shareholders in six equal semi-annual payments, from 2011 to 2013 (without interest or linkage payments), together with the Company’s regular dividend distribution. On January 24, 2011, the general meeting of the Company’s shareholders approved the planned distribution, subject to court approval. On January 26, 2011, the Company applied to the court for approval of the planned distribution. On March 4, 2011, the court ordered the Securities Authority to submit its position within seven days.

A liability for the planned distribution was not recorded in these financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 21 – CAPITAL AND CAPITAL RESERVES (CONTD.)

D.	Dividends

The Company declared and paid dividends in 2009 and 2010 as follows:

	2010	2009
	NIS millions	NIS millions

In May 2009, a cash dividend was distributed (NIS 0.3 per share)	-	792
In October 2009, a cash dividend was distributed (NIS 0.43 per share)	-	1,149
In May 2010, a cash dividend was distributed (NIS 0.917 per share)	2,453	-
In October 2010, a cash dividend was distributed (NIS 0.478 per share)	1,280	-

	3,733	1,941

On March 7, 2011, the Company’s Board of Directors resolved ask the general meeting of the Company’s shareholders to approve the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 1.163 billion. At the reporting date, the dividend has not yet been approved by the general meeting.

E.	The Company also issued share options to employees, managers and senior employees in the Group (see Note 27).

F.	Description of the reserves

Capital reserve for activities between the Company and a controlling shareholder
This reserve relates to benefits granted by the State as a controlling shareholder in the Company, to employees, in cash and in equity instruments of the Company.

Capital reserve for employee share options
This reserve relates to a benefit granted to employees by means of share-based payments.

Translation reserve
A translation reserve includes all the foreign currency differences arising from translation of financial statements of a consolidated partnership whose functional currency is a foreign currency.

Capital reserve for assets classified as available for sale
The capital reserve for assets classified as available for sale includes the net cumulative change in the fair value of available-for-sale financial assets, up to the date of derecognition or impairment of the investment.

Reserve for transactions with non-controlling interests
The reserve for transactions with non-controlling interests, while retaining control, include differences between the consideration paid or received for changes in non-controlling interests.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 22 – REVENUE

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	3,074	3,247	3,472
Internet - infrastructure	977	862	790
Transmission, data communication and other	939	940	981

	4,990	5,049	5,243

Cellular
Cellular services and terminal equipment	4,300	4,013	3,758
Sale of terminal equipment	1,176	1,119	692

	5,476	5,132	4,450

International communications, internet services and NEP	1,334	1,276	1,263

Others	187	62	59

	11,987	11,519	11,015

NOTE 23 - SALARIES

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Salaries and incidentals:
Operating	1,764	1,670	1,660
General and administrative	692	655	651
Share-based payments	35	45	73

Total salaries and incidentals	2,491	2,370	2,384
Less – salaries recognized in investments in
property, plant and equipment and in intangible assets	467	380	223

	2,024	1,990	2,161

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 24 – OPERATING AND GENERAL EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	1,866	1,750	1,725
General expenses	1,184	1,140	1,008
Materials and spare parts	1,049	1,003	831
Building maintenance	265	295	204
Services and maintenance by sub-contractors	107	146	312
International communication expenses	325	313	272
Vehicle maintenance expenses	132	124	158
Royalties to the State of Israel	74	66	116
Collection fees	24	34	34

	5,026	4,871	4,660

NOTE 25 - OTHER OPERATING EXPENSES (INCOME), NET

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Provision for severance pay on early retirement	36	267	165
Capital gain from sale of property, plant and equipment (mainly real estate)	(171)	(64)	(18)
Profit from gaining control in an investee	(57)	-	-
Provision for contingent liabilities, net	(35)	(2)	(5)
Loss from copper forward transactions	12	-	-
Capital gain from sale of satellite communication operations	-	-	(50)
Impairment of long-term loans and others	(1)	-	4

	(216)	201	96

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 26 – FINANCING EXPENSES (INCOME), NET

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Interest expenses for financial liabilities	217	185	192
Linkage and exchange rate differences, net	64	140	191
Net change in fair value of financial assets measured at fair value through profit or loss	-	-	24
Financing expenses for employee benefits, net	20	24	52
Other financing expenses	90	49	35

Total financing expenses	391	398	494

Interest and linkage differences from loans to an associate	159	198	189
Interest revenue from bank deposits, investments and other	7	16	62
Net change in fair value of financial assets measured at
fair value in profit or loss (mainly for forward transactions)	2	61	-
Income in respect of credit in sales, net of discount commission	87	83	69
Revenue from financial assets classified as available for sale	-	23	-
Other financing income	27	48	34

Total financing income	282	429	354

Financing expenses (income), net (1)	109	(31)	140

(1) Less discounted amounts	3	6	35

Expenses recognized directly in other comprehensive income	-	-	5

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS

A.
In February 2007, the Board of Directors of the Company approved an employee share options plan for 3% of the issued and paid up capital of the Company, under the collective agreement with the employees of December 2006. On March 25, 2007, 78,092,000 options were allocated, and on January 2, 2008 another 59,000 options were allocated to two employee-directors. The value of the grant was determined at February 22, 2007, which is the grant date. The expenses in respect of this grant were recorded in 2006, since in that year an undertaking was made to the employees, including the terms of the grant. According to this plan, the last date for exercising the options is March 24, 2012.

B.
On November 20, 2007, the Board of Directors of the Company resolved to adopt a new share options plan for managers and senior employees in the Company and/or in associates, which would allocate up to 65,000,000 unmarketable options exercisable for up to 65,000,000 shares of the Company and representing 2.5% of the issued capital of the Company, and at full dilution, 2.37% of the share capital.

The options plan and the allocation of the options under it, were approved by the general meeting of the Company on January 31, 2008, in accordance with the Company's Articles of Association. Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of the Company fall below the minimum prescribed in the Telecommunications Order (30%).

In February 2011, the Prime Minister and Minister of Communications approved the decrease of the holding below the negligible amount to 29%, provided the decrease arises from allocation of the Company’s shares in an exercise of employee options, for six months from the date of the decrease below the negligible rate. The approval is effective at the date of the decrease below the negligible rate. The approval will expire after six months and the negligible rate will remain in effect.

The options will vest in three equal annual tranches. The vesting dates of each tranche will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each tranche will be spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. Exercise of the options for shares will be by using a cashless exercise mechanism, unless the Board of Directors decides otherwise.

Of the options for managers and senior employees, at the date of the financial statements, 65,250,000 options have actually been allocated (of this amount, 6,199,999 options have been forfeited and returned to the quantity of options for allotment), as follows

(1)
56,250,000 options, with a theoretical economic value of NIS 156 million of which 17,750,000 options, which were allotted in 2008 to the CEO of the Company and to senior officers who are key personnel in the Group with a theoretical economic value of NIS 45 million and 100,000 options, which were allotted in 2009 to an employee director with a theoretical economic value of NIS 303,000. The grant date was set as the later of the date of the general meeting and the date of the notice to the employees.

The exercise price set for the allotment of 49,950,000 options (out of 56,250,000, as set out above), is NIS 5.5 (adjusted for distribution of a dividend in cash or in kind). On June 26, 2008, the Board of Directors of the Company resolved that the exercise price for future allotments of options, as will be approved by the Board of Directors from time to time, will be the same as the average closing price of the Company’s share on the stock exchange in the 30 trading days prior to the date of the board’s decision to allot options to these offerees.

On December 31, 2009, the Board of Directors approved a retention plan for senior officers in the Group (CEOs of the Company, Pelephone and Bezeq International). According to the plan, their option agreements were amended so that in the event of dismissal within one year (compared to six months under the outline) from the date of transfer of control (April 14, 2010), the vesting period of the balance of the unvested options at the dismissal date will be accelerated. The amendment to the options agreements did not affect the financial statements of 2010 and is not expected to have any other material effect.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

B.	(contd.)

(2)
On April 17, 2008, the Board of Directors of the Company resolved to allocate 9,000,000 options to the chairman of the Board of Directors for that period in accordance with the plan described above, subject to a number of changes relating to the terms of his options. The allocation to the chairman was approved by the general meeting of the shareholders of the Company on June 1, 2008.

The options will vest in 12 equal quarterly tranches. The vesting dates of each tranche will fall at the end of each quarter from the grant date, and the expense will be spread for each tranche in accordance with its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date.

The exercise price of each option is NIS 6.4405 per share. The price was set according to the share price on the date on which the chairman took up his post – September 4, 2007 (which was NIS 6.649 per share) and after adjustment for distribution of a net dividend in the amount of NIS 0.26 per share, for which the ex-day was April 14, 2008. The closing price of the Company's share on June 1, 2008, the date of approval by the general meeting, was NIS 6.494 per share.

The theoretical economic value of the options granted to the chairman as described above, according to a weighted Black and Scholes model, is NIS 16 million.

C.
On December 19, 2010, the Board of Directors of the Company approved the amendment to the collective agreement with the employees (see Note 17D) and resolved to adopt a share options plan for employees (“the 2010 options plan for employees”). According to the 2010 options plan for employees, the Company will allocate 70,000,000 unmarketable options exercisable for up to 70,000,000 Company shares, par value NIS 1 each, representing 2.61% of the issued capital of the Company (2.5% at full dilution).

On December 20, 2010, the Company published an outline for the allocation of share options from the plan, in accordance with the Securities Regulations (Details of an Outline Offer of Securities to Employees), 5760-2000, which described, inter alia, the terms of the plan, and a private tender offer in accordance with the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000

The options plan and the allocation of the options under it were approved by the general meeting of the Company in January 2011, in accordance with the Company's Articles of Association. Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of the Company fall below the minimum prescribed in the Telecommunications Order (30%).

In February 2011, the Prime Minister and Minister of Communications approved the decrease of the holding below the negligible amount to 29%, provided the decrease arises from allocation of the Company’s shares in an exercise of employee options, for six months from the date of the decrease below the negligible rate. The approval is effective at the date of the decrease below the negligible rate. The approval will expire after six months and the negligible rate will remain in effect.

The options will vest in three equal annual tranches. The vesting dates of each tranche will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each tranche will be spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. Exercise of the options for shares will be by using a cashless exercise mechanism.

Of the options for managers and senior employees, at the approval date of the financial statements, 67,464,814 options have actually been allocated, with a theoretical economic value of NIS 284 million, based on the Black and Scholes model. In addition, on January 25, 2011, the Company granted another 87,455 options, according to the plan, to two employee-directors. The theoretical economic value of the options granted to the chairman is NIS 384,000. The grant date is the date of approval by the general meeting. The theoretic economic value is calculated, inter alia, on the share price at the grant date. The date for recording the expense was set at December 19, 2010, the date the plan was approved by the Company’s Board of Directors.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

D.	Measurement of fair value at the grant date of the options

	Employee options plan for 2010	Options for the chairman of the Board of Directors	Options for senior employees
	Section C above	Section B(2) above	Section B(1) above

Weighted average of the fair value at the grant date	4.21	1.79	2.78

Share price	10.45-10.62	6.494	6.18-10.1
Exercise price	7.457	6.44	5.5-9.67
Expected fluctuations	25.8%-26.3%	23.11%	22.7%-26.6%
Contractual life of the option (in years)	2.5-4	4	4.5-5.6
Risk-free interest rate (based on government bonds)	3.2%-3.9%	5.1%	3.7%-5.7%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

The restriction described above by virtue of the Telecommunications Order was taken into account in calculating the theoretical economic value of the options, assuming that the restriction can be resolved.

E.	Terms of the options for operating plans in the Company

	Date of grant / eligible employees	No. of instruments (in thousands)	Vesting terms	Contractual life of the options

A.	Grant of options to employees on February 22, 2007 (section A above)	78,151	Immediate (subject to lock-up for two years)	5 years

B.	Grant of options to managers, senior employees and officers up to December 31, 2010 (section B above)	56,250	Three equal annual tranches	8 years

C.	Grant to the chairman of the Board of Directors on April 17, 2008 (section B above)	9,000	12 quarterly tranches	4 years

D.	Approval of 2010 option plan for employees (section C above)	67,552	Three equal annual tranches	5 years

	Total share options granted	210,953

The options referred to sections in A and B are settled by way of physical delivery of shares. The other options are settled in a cashless exercise mechanism.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

F.	Number of options and weighted average of the exercise price

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1	82,077	223,399	200,849
Options granted during the year	1,000	2,700	61,550
Options forfeited during the year	(933)	(1,267)	(4,000)
Options exercised during the year	(35,117)	(142,278)	(35,000)
Options expired during the year	-	(477)	-

Balance at the end of the year	47,027	82,077	223,399

Exercisable at the end of the period subject to lock up	-	-	119,050

Exercisable at the end of the period, not subject to lock up	27,741	43,777	48,299

The average share price in 2010 and 2009 was NIS 9.38 per share and NIS 7.47 per share, respectively.

For the balance of the options issued at December 31, 2010, the exercise price is in the range of NIS 0.53 to NIS 8.27, and the weighted average of the remaining contractual life is 3.14 years.

G.	Salary expense for share-based payments

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Equity-settled share options (1)	35	45	73

(1)	Calculation of the salary expense assumed 5% for forfeiture, for each year, for the options plan set out in section B(1) above, and 1% for the options plan for employees in 2010.

H.	Subsequent to reporting date and until March 6, 2011, the employees exercised an additional 2,596,000 options.

I.	Cash-settled share-based payments

On December 30, 2010, the Company’s Board of Directors adopted a plan for allocation of phantom options to senior managers in the Company and its subsidiaries. According to the terms of the plan, the options will be granted on the basis of a predefined allocation, at no cost, and will be exercisable into a cash grant. The exercise price of the option is based on the average adjusted share price in the 30 trading days preceding the date of approval by the Board of Directors. The exercise price is nominal and amounts to NIS 10.206. According to the plan, the options will vest in three equal annual tranches, and the contractual life of the options is five years. The expense will be spread for each tranche in accordance with its vesting period.

Up to December 31, 2010, 16,400,000 options were allocated, with a theoretical economic value of NIS 48 million, based on the Black and Scholes model (of which 8,000,000 options with a theoretical economic value of NIS 24 million were allocated to senior officers who serve in key positions in the Company). The value of the benefit will be measured in each quarter and any change in the fair value of the vested phantom options will be recognized in the statement of income.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

I.	Cash-settled share-based payments (contd.)

Parameters used to measure fair value at the grant date of the phantom options:

Weighted average of the fair value at the grant date	2.95

Share price	10.82
Exercise price	10.206
Expected fluctuations	25.79%-26.35%
Contractual life of the option (in years)	3-4
Risk-free interest rate (based on government bonds)	3.47%-3.8%

J.	For the options granted to the CEO of DBS, see Note 19 to the financial statements of DBS for 2010, which are attached to the Company’s financial statements.

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit attributable to ordinary shareholders
Profit attributable to ordinary shares from continuing operations	2,443	2,157	1,781
Profit (loss) attributable to ordinary shares from discontinued operations	-	1,446	(154)

Basic and diluted earnings for the year	2,443	3,603	1,627

Weighted average number of ordinary shares
Weighted average number of ordinary shares (basic)	2,675	2,635	2,605
Effect of share options exercised	42	49	44

Weighted average number of ordinary shares	2,717	2,684	2,649

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group. From August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS is stated according to the equity method as from that date. The Group continues to report on multichannel television as a segment.

As from April 2010, the Company started to report the operations of Walla as an additional segment under Other Segments (see Note 5).

Based on the above, the business segments of the Group are as follows:

-	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

-	Pelephone Communications Ltd.: cellular communications

-	Bezeq International Ltd.: international communications, internet services and network end point

-	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), portal operations and content sites and online trading sites (Walla). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (contd.)

A.	Operating Segments

	Year ended December 31, 2010
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from external sources	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenue	273	258	47	5	32	(603)	12
Total revenue	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Depreciation and amortization	690	601	94	285	15	(276)	1,409
Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744
Financing income	192	100	6	9	-	(25)	282
Financing expenses	(282)	(111)	(11)	(500)	(3)	516	(391)
Total financing income (expenses), net	(90)	(11)	(5)	(491)	(3)	491	(109)
Segment profit (loss) after financing expenses, net	1,953	1,372	315	(313)	11	297	3,635
Share in the (profits) losses of equity accounted investees	-	-	3	-	-	(264)	(261)
Segment profit (loss) before income tax	1,953	1,372	318	(313)	11	33	3,374
Income tax	527	339	65	1	4	(4)	932
Segment results – net profit (loss)	1,426	1,033	253	(314)	7	37	2,442
Additional information:
Segment assets	6,352	4,892	1,032	1,243	291	(1,836)	11,974
Goodwill	-	-	6	-	84	1,090	1,180
Investment in associates	-	-	-	-	-	1,084	1,084
Segment liabilities	7,964	1,930	304	4,665	241	(6,236)	8,868
Capital expenses/contractual investments in property, plant and equipment and intangible assets	1,041	431	160	295	13	(295)	1,645

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (contd.)

A.	Operating Segments (contd.)

	Year ended December 31, 2009
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from external sources	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenue	264	246	45	1	20	(553)	23
Total revenue	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Depreciation and amortization	794	603	84	234	4	(234)	1,485
Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972
Financing income	310	90	15	8	23	(17)	429
Financing expenses	(295)	(100)	(12)	(478)	-	487	(398)
Total financing income (expenses), net	15	(10)	3	(470)	23	470	31
Segment profit (loss) after financing expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in the (profits) losses of equity
accounted investees	-	-	7	-	-	(41)	(34)
Segment profit (loss) before income tax	1,538	1,180	271	(222)	27	175	2,969
Profit from discontinued operations	-	-	-	-	-	1,379	1,379
Income tax	431	305	71	1	2	(3)	807
Segment results – net profit (loss)	1,107	875	200	(223)	25	1,557	3,541
Additional information:
Segment assets	6,368	4,990	1,066	1,206	85	(2,026)	11,689
Goodwill	-	-	6	-	-	1,027	1,033
Investment in associates	-	-	34	-	-	1,185	1,219
Segment liabilities	6,390	2,440	404	4,314	22	(6,167)	7,403
Capital expenses/contractual investments in property, plant and equipment and intangible assets	838	508	151	270	3	(102)	1,668

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (contd.)

A.	Operating Segments (contd.)

	Year ended December 31, 2009
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from external sources	5,179	4,448	1,243	1,506	31	(1,506)	10,901
Inter-segment revenue	319	265	63	7	44	(584)	114
Total revenue	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Depreciation and amortization	852	523	80	250	3	(250)	1,458
Segment results – operating profit	1,475	933	242	177	-	(187)	2,640
Financing income	236	117	7	52	1	(59)	354
Financing expenses	(361)	(115)	(8)	(493)	(18)	501	(494)
Total financing income (expenses), net	(125)	2	(1)	(441)	(17)	442	(140)
Segment profit (loss) after financing expenses, net	1,350	935	241	(264)	(17)	255	2,500
Share in earnings of equity-accounted investees	-	-	5	-	-	-	5
Segment profit (loss) before income tax	1,350	935	246	(264)	(17)	255	2,505
Loss from discontinued operations	-	-	-	-	-	(265)	(265)
Income tax	400	253	68	1	-	(3)	719
Segment results – net profit (loss)	950	682	178	(265)	(17)	(7)	1,521
Additional information:
Segment assets	6,281	4,644	956	1,132	100	(624)	12,489
Goodwill	-	-	6	-	-	1,787	1,793
Investment in associates	-	-	32	-	-	-	32
Segment liabilities	6,037	2,552	284	4,024	29	(2,856)	10,070
Capital expenses/contractual investments in property, plant and equipment and intangible assets	600	911	120	265	2	-	1,898

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue

Revenue from reporting segments	13,958	13,527	13,030
Revenue from other segments	210	74	75
Cancellation of revenue from inter-segment sales
except for revenue from sales to an associate
reporting as a segment	(603)	(553)	(584)
Cancellation of revenue for a segment classified as an associate
(up to August 20, 2009 – discontinued operations)	(1,578)	(1,529)	(1,506)

Consolidated revenue	11,987	11,519	11,015

	Year ended December 31,
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit or loss

Operating profit for reporting segments	3,924	3,216	2,817
Cancellation of expenses from a segment classified as
an associate(up to August 20, 2009 – discontinued operations)	(178)	(248)	(177)
Financing income (expenses), net	(109)	31	(140)
Share in the profits (losses) of
equity-accounted investees	(261)	(34)	5
Profit for operations classified in other categories
Others	14	4	-
Other adjustments	(16)	-	-

Consolidated profit before income tax	3,374	2,969	2,505

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (contd.)

	December 31,
	2010	2009
	NIS millions	NIS millions

Assets

Assets from reporting segments	13,525	13,670
Assets attributable to operations in other categories	375	85
Goodwill not attributable to an operating segment	1,090	1,027
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,084	1,185
Cancellation of assets for a segment classified as an associate	(1,243)	(1,206)
Less inter-segment assets	(593)	(820)

Consolidated assets	14,238	13,941

	December 31,
	2010	2009
	NIS millions	NIS millions

Liabilities

Liabilities from reporting segments	14,863	13,548
Liabilities attributable to operations in other categories	241	22
Cancellation of liabilities for a segment classified as an associate	(4,665)	(4,314)
Less inter-segment liabilities	(1,571)	(1,853)

Consolidated liabilities	8,868	7,403

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Identity of interested and related parties

The Company’s interested and related parties are as defined in the Securities Law and in IAS 24 – Related Party Disclosures and include mainly B Communications, related parties of B Communications, jointly-controlled entities, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

B.	Balances with interested and related parties

	December 31,
	2010	2009
	NIS millions	NIS millions

Payables – associates, net	58	70

Loans to an associate, see section C below	1,351	1,165

Liabilities to related parties, net *	(105)	-

Loan from related parties to an associate *	(1,351)	-

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

C.	Loans provided to an associate

For the loans provided to an associate, DBS, see Note 13.

D.	Transactions with interested and related parties

	Year ended December 31,
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue
From associates	172	224	302
From the State of Israel **	-	-	273
From related parties *	6	-	-
Expenses
To related parties *	180	-	-
Associate to related parties *	106	-	-
To associates	5	3	7
To the State of Israel (royalties) **	-	-	102
To the State of Israel (frequencies)**	-	-	21
Investments
Rights to frequencies **	-	-	181
Related parties *	78	-	-

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

**	Up to September 25, 2008, when the State ceased to be an interested party in the Company. For other balances with related parties, see the relevant notes.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties

(1)	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 5770-2010 (“the annual financial statements regulations”). These guidelines and regulations are also used to examine the scope of disclosure in periodic reports and prospectuses (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 5730-1970 (“the periodic reports regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 5729-1969, and to examine the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations, the periodic reports regulations and the prospectus details regulations referred to above.

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below: Transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular handsets, software development products and services, maintenance services, voice-mail services, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations in the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

a.	The amount of the transaction does not exceed NIS 10 million.
b.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.
c.	The transaction does not address the employment terms (as set out in the Companies Law) of the interested party.

According to the provisions of the Companies Law, 5769-1999, as may be from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and determine whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

For details of transactions that are not within the above definition of negligible, see sections 2 and 3 below.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 5769-1999 (“the Companies Law”).

A.	Debt arrangements between the Company and Bezeq International and DBS

On May 20, 2010, the general meeting of the Company’s shareholders approved an arrangement for DBS’s debt to the Company for communication services, amounting to NIS 31.5 million at July 31, 2009, which DBS will pay the Company in 36 equal monthly payments of NIS 875,000 each plus VAT and interest at prime + 1.5% plus VAT for the interest.

On October 14, 2010, the general meeting of the Company’s shareholders approved the Company’s agreement with DBS with an amendment to the debt arrangement from May 2010 and September 2006. Under the amendments, all the payments that are due from July 1, 2010 to December 31, 2011 will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest. The deferred payments amount to NIS 45.4 million.

On October 14, 2010, the general meeting of the Company’s shareholders approved the agreement of Bezeq International and DBS with an amendment to the debt arrangement from January 2010 (regarding DBS’s debt to Bezeq International amounting to NIS 8,370,000 in 24 equal monthly payments for payment commencing from July 1, 2010 plus interest at prime + 1% and VAT). Under the amendment, each of these payments will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest. For the sake of caution, these transactions were approved as transactions in which a controlling shareholder in the Company has a personal interest, since the controlling shareholder of Eurocom DBS (a shareholder of DBS) is the controlling shareholder of the Company.

B.	Approval of the settlement with Yacov Gelbard, former CEO of the Company

On May 20, 2010, the general meeting of the Company’s shareholders approved the settlement agreement between the Company and Yacov Gelbard, former CEO of the Company (after approval of the audit committee and Board of Directors) in which all of the mutual claims of the parties are dismissed, including claims against other Group companies and their representatives.

Yacov Gelbard served as CEO of the Company from October 11, 2005. On April 30, 2007, Yacov Gelbard terminated his service as CEO of the Company, following a joint announcement by the parties on that date. After termination of his employment at the Company, disputes arose regarding the rights and moneys to which Yacov Gelbard is entitled for issues related to his employment and severance. The disputes included claims by Yacov Gelbard regarding his right to be included in the officers’ options plan and the compensation to which he is entitled under this plan.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

B.	Approval of the settlement with Yacov Gelbard, former CEO of the Company (contd.)

After negotiations between the parties and their representatives, the Company and Yacov Gelbard reached a settlement agreement. The main points of the settlement agreement are as follows: The Company will pay Yacov Gelman a lump sum of NIS 9 million (gross). After this payment, there will be no further accounting and/or demands in respect of amounts paid to Yacov Gelbard and/or returned by him during and/or after his employment (including amounts offset from Yacov Gelbard. The Company declares, in its name and on behalf of all Group companies, that they have no demands, claims or suits from Yacov Gelbard, including claims relating to the return of additional funds that the Company claims that Yacov Gelbard received in contravention of the law, and if they had such claims, they waive them fully and absolutely. This payment is without any admission of either party of the claims, demands or positions of the other party. For the sake of caution, the agreement was presented for approval at the general meeting under section 275 of the Companies Law, since the agreement included a waiver of the claims by Yacov Gelbard towards directors in the Company, and at the time the agreement was approved by the Company’s Board of Directors, Ap.Sr.Ar. Holdings Ltd. was a controlling shareholder in the Company and some of the directors were considered as controlling shareholders in the Company at that time.

C.	Management services

On June 10, 2010, the general meeting of the Company’s shareholders approved an agreement between the Company and Eurocom Communications Ltd., the controlling shareholder (indirect) of the Company. Under the agreement, Eurocom will provide the Company with ongoing management and consultation services for an annual fee of USD 1.2 million over three years, commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement with three-months notice. The main services provided by the management company are consultation services for the Company’s operations, including strategy, business development, regulation, marketing and any other consultation that the Company requires as a communications company and as a group of companies, and ongoing management services.

The services will be supplied from June 1, 2010 and for the term of the agreement by managers and/or employees and/or consultants of the management company and/or its shareholders and anyone that the management company deems suitable to supply the services. The management company will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide the Group with professional and high-quality service. In addition, according to the consultation agreement, until otherwise decided, the Company’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors compensation from the Company or the subsidiaries. The Company recognized expenses of NIS 2.541 million for the management services in 2010.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

D.	Agreement for acquisition and supply of Nokia products

On June 10, 2010, the general meeting of the Company’s shareholders approved an agreement between Pelephone and Eurocom Cellular Communications Ltd. for acquisition and supply of Nokia products to Pelephone (terminal equipment, spare parts and accessories) and maintenance services for these products. The agreement is valid from April 14, 2010 to December 31, 2012. The amount of the annual purchases under the agreement will not deviate from a cumulative amount of NIS 450 million per year (the calculation for 2010 will be made from the beginning of the year). Any purchases exceeding this amount will be subject to prior approval by law. An annual increase of up to NIS 45 million will only require the approval of the Company’s audit committee and Board of directors, as well as the approval of the certified organs of Pelephone and Eurocom. The shareholders in Eurocom Cellular Communications Ltd. are the shareholders of the Company. Pelephone recognized expenses of NIS 163 million for the agreement.

E.	Authorization to sell routers

On October 14, 2010, the general meeting of the Company’s shareholders approved an agreement between the Company and DBS. Under the agreement, DBS will be allowed to sell its customers a wireless router of the Company, according to the terms of the agreement with the Company which are in effect at the time, and to deliver and install the router, with no charge. The transaction was approved as a transaction in which the controlling shareholders in the Company have a personal interest, since the controlling shareholders of Eurocom DBS (a shareholder of DBS) are the controlling shareholder of the Company. In the reporting year, the authorization was not implemented.

F.	Reciprocal marketing agreement between the Company and DBS

On October 14, 2010, the general meeting of the Company’s shareholders approved an arrangement between the Company and DBS for reciprocal marketing of products and services. According to the arrangement, the Company may market DBS services (satellite television) and DBS may market the Company’s services (ADSL internet, telephony and value added services). The transaction was approved as a transaction in which the controlling shareholders in the Company have a personal interest, since the controlling shareholders of Eurocom DBS (a shareholder of DBS) are the controlling shareholder of the Company. In the reporting year, the agreement was not implemented.

G.	Reciprocal marketing agreement between Bezeq International and DBS

On October 14, 2010, the general meeting of the Company’s shareholders approved an arrangement between Bezeq International and DBS for reciprocal marketing of products and services. According to the arrangement, Bezeq International may market DBS services (satellite television) and DBS may market the Company’s services (internet access, international calls, VoB and value added services). The transaction was approved as a transaction in which the controlling shareholders in the Company have a personal interest, since the controlling shareholders of Eurocom DBS (a shareholder of DBS) are the controlling shareholder of the Company. In the reporting year, the agreement was not implemented.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

H.	Agreement for acquisition of converters

On July 29, 2010, the general meeting of the Company’s shareholders approved an agreement between DBS and Advanced Digital Broadcast SA and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of USD 9,796,400 and receipt of dollar credit from Eurocom for an additional 60 days for the purchase of the converters. The general meeting resolved that the Company should vote in favor of the transaction in the general meeting of the shareholders of DBS. For the sake of caution, the agreement was presented at the general meeting of the Company’s shareholders pursuant to section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in the Company by B Communications. The investment in the converters was stated in the financial statements of DBS in 2010 under property, plant and equipment.

On March 7, 2011, the Company’s Board of Directors approved an agreement with DBS (after approval of the audit committee), as follows:

(1)
An additional order of yesMaxHD converters from Eurocom Digital Communications and ADB, according to the framework agreement and any upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 10.3 million. This price is for sea shipment. Should DBS require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery.

(2)
Receipt of dollar credit from Eurocom Digital Communications for an additional 60 days (“the additional credit period”) for purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 11 million and payment of the annual interest is estimated as NIS 578,000.

(3)	An order of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012, at a total cost of USD 130,000.

For the sake of caution, the agreements were presented for approval at the general meeting under section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in the Company by B Communications.

I.	Officers insurance

On March 8, 2010, the general meeting of the Company’s shareholders approved (after approval of the audit committee and the Board of directors) the conversion of the directors' and officers' liability insurance policy to a run-off policy, commencing from the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to B Communications for seven years from this date. The limit of liability is up to USD 50 million for claims and in total for the insurance period. In addition, the liability limit is up to USD 10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is USD 380,500. The policy will also cover directors who were controlling shareholders in the Company until control was transferred to B Communications, or their relatives.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

J.	Undertaking to indemnify in advance for new directors in the Company

On June 10, 2010, the general meeting of the Company’s shareholders approved the undertaking to indemnify in advance directors who are controlling shareholders in the Company and/or their relatives, In addition, approval was asked to indemnify the other new directors who are controlling shareholders of the company and/or their relatives.

The liability will be provided in a deed of indemnity that is similar to the deed of indemnity granted to the other officers in the Company, as set out below:

(1)
Undertaking to indemnify the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law.

(2)	The total amount of the indemnity was limited to a ceiling of 25% of the equity of the Company as may be at the time of actually paying the indemnity.

K.	Continuation of the D&O liability insurance policy

On November 22, 2010, the general meeting of the Company’s shareholders approved the continuation of the Company’s D&O liability insurance policy, which was approved by the Company’s Board of Directors on January 28, 2010, under the framework transaction that was valid until October 10, 2010. The general meeting approved the continuation of the policy from that date until the end of the term of the existing policy, which is April 13, 2011.
Terms of the existing insurance policy:

(1)
Policy covering the liability of directors and officers in the Company, as they may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the directors and officers in companies in which the Company holds 50% or more, directors and officers representing the Company in companies in which the Company holds less than 50%, and senior employees who are not officers for managerial actions taken by them.

(2)
Limits of liability: The liability limit is USD 50 million per claim and in total for all claims in the insurance period. In addition, USD 10 million per claim and in total for the each year of insurance for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of that liability limit).

(3)	The annual premium for the policy is USD 140,000. The policy also covers directors who are controlling shareholders in the Company.

L.	Agreement for supply of space segments to DBS from Space Communications Ltd. (“Spacecom”)

DBS has a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments via Amos 2 and Amos 3 satellites. DBS paid Spacecom usage fees of NIS 87 million in 2010. These agreements were signed before B Communications acquired control in the Company, therefore at the date the agreements were signed, the approval of the Company’s organs was not required pursuant to Chapter 5 in Part VI of the Companies Law.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

M.	Framework transaction for D&O liability insurance

On March 7, 2011, the Company’s Board of Directors approved, after approval of the audit committee, a framework transaction, subject to approval of the general meeting of the Company’s shareholders, for three years, from April 14, 2011 through to April 13, 2014, for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, and all by way of a "framework transaction" as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 5760-2000 (“the relief regulations”). The Company will acquire a policy with a liability limit of USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. In addition, the liability limit for subsidiaries is the aggregate of half of this amount (as part of the above liability limits). The amount of the annual premium that the Company pays will not exceed USD 185,000 plus a sum constituting up to 20% of that amount. The Company may purchase insurance with a liability limit exceeding USD 100 million, provided that the amount of the annual premium that the Company pays does not exceed USD 185,000 plus a sum constituting up to 20% of that amount. Any purchase of a new insurance policy in the future as mentioned above will be approved by the Company’s audit committee and the Board of Directors, which will determine whether it complies with the terms of the framework transaction.

N.	D&O liability insurance policy

On March 7, 2011, the Company’s audit committee and Board of Directors approved the Company’s engagement in a D&O liability insurance policy for one year, from April 14, 2011 through to April 13, 2012. The Company will pay an annual premium of up to USD 185,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. In addition, the aggregate liability limit for subsidiaries is half of this amount (as part of the above liability limits). The transaction requires approval of the general meeting. For directors who are controlling shareholders, or their relatives, the engagement was approved pursuant to article 1B(5) of the relief regulations. Accordingly, if an objection is submitted as set out in article 1(C)(a) of the relief regulations, for the scope of the policy in respect of directors who are controlling shareholders or their relatives, the engagement is subject to the approval of the general meeting with a majority as set out in section 275 of the Companies Law.

(3)	Transactions not included in section 270(4) of the Companies Law and are not negligible

A.	Raising of debt by DBS

On November 2, 2010, the Company’s audit committee and Board of Directors resolved that the Company will vote at the general meeting of the shareholders of DBS in favor of DBS’s transaction to raise debt in the amount of NIS 450 million.

On March 7, 2011, the Company’s Board of Directors resolved (after the approval of the audit committee) that the Company will vote at the general meeting of the shareholders of DBS in favor of DBS’s transaction to raise debt in the amount of up to NIS 120 million.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(3)	(contd.)

B.	Acquisition of converters and settlement agreement to dismiss mutual claims

On March 7, 2011, the Company’s Board of Directors approved (after approval of the audit committee), a settlement agreement with Pace Micro Technology Plc (“Pace”) to dismiss the claim filed in 2006 against Pace by DBS (principal of NIS 32 million) and the counterclaim filed by Pace against DBS and against Eurocom Digital Communications (principal of NIS 43 million). According to the settlement agreement, all the litigation between the parties will be terminated, without any party admitting to the claim of the other party. DBS will purchase converters from Pace (in an amount of USD 4.158 million) and Pace will supply DBS, at no cost, an additional amount of converters (equivalent to USD 1.8 million, according to the terms of the purchase agreement for the converters). Eurocom Digital Communications is controlled by the controlling shareholder (indirectly) of Eurocom DBS, a shareholder in DBS.

F.	Benefits for key managers

Benefits for employment of key managers, including:

	Year ended December 31
	2010		2009		2008
	No. of persons	NIS thousands	No. of persons	NIS thousands	No. of persons	NIS thousands

Salary (2)	4	7,701	4	9,544	5	10,355
Bonus (3)	4	13,366	4	8,713	5	8,959
Share-based payments, see Note 27	4	7,141	4	15,712	5	30,024

		28,208		33,969		49,338

(1)
Key managers in the Group in 2010 include the chairman of the board and the CEO of the Company, as well as the CEOs of Pelephone and Bezeq International. In 2008, the CEO of DBS was also included among the key managers.

(2)
In 2010, the changes in other provisions (which are included in total salary) were not significant, except for a decrease in the provisions for early notice and leave for the chairman of the Board of Directors, in the amount of NIS 1.8 million. In 2009, the changes in the other provisions were not significant. In 2008, the changes in the other provisions were not significant, except for a decrease in the provision for notice for the CEO of the Company, in the amount of NIS 746,000, in accordance with his employment agreement.

(3)
The bonus for 2010 to the chairman of the board, amounting to NIS 3.507 million, requires the approval of the general meeting of the shareholders of the Company. In addition, the bonus includes a retention grant for the CEOs of the Company, Bezeq International and Pelephone, amounting to nine months salary, and was approved by the Company’s Board of Directors on December 31, 2009.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

G.	Benefits for directors

	Year ended December 31,
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Remuneration for directors who are not employed by the Company	966	705	619

Number of directors receiving remuneration	5	2	3

Salary of employee-directors (2)	1,332	1,450	1,120

Number of directors receiving the salary	2	2	2

Management fees to the controlling shareholder until April 14, 2010	1,285	4,692	4,238

Management fees to the controlling shareholder from April 14, 2010 See section E(2)(c)	2,541	-	-

(1)	The directors serving on the Company’s Board of Directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

(2)
The salary is paid to employee-directors in respect of their work in the Company and they do not receive any additional pay in respect of their service as directors in the Company. For details of the options that were allocated to employee-directors according to the 2007 senior officers options plan, see Note 27B(1). For details of the additional allocation of options for employee-directors on January 25, 2011, see Note 27C.

(3)
In May 2005, the general meeting of the Company’s shareholders approved the exercise of an option to purchase a run-off policy for liability for officers who served in the Company up to transfer of control to Ap. Sr. Ar., meaning until October 11, 2005, for seven years from that date

(4)
In December 2007, the general meeting of the Company’s shareholders approved a framework transaction for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds 50% or more, and senior employees who are not officer, for managerial actions taken by them, and all by way of a "framework transaction" as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 5760-2000, at an annual premium of up to USD 510,000 plus a sum constituting up to 20% of that premium in respect of the current insurance cover.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

G.	Benefits for directors (contd.)

(5)
In December 2009, the Board of Directors of the Company approved the renewal of a liability insurance policy for officers in the Company, under the framework agreement approved by the general meeting of the Company’s shareholders on December 26, 2007. This was effective from November 1, 2009 to October 10, 2010 (with an option to extend the policy until October 31, 2010, for no further consideration, subject to due approval). The liability limit is USD 100 million per claim and in total for all claims in the insurance period. In addition, the liability limit is up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is USD 50 million (as part of the aforementioned liability limit). The annual premium for the policy is USD
313,650.

(6)
In January 2010, the Board of Directors of the Company approved an agreement to purchase a D&O insurance policy, under the framework agreement that was approved by the general meeting of the Company's shareholders on December 26, 2007. This policy is effective from the expiry date of the D&O liability insurance policy (which is the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to 012 Smile Communications Ltd. as set out in the immediate report issued by the Company on January 31, 2010 regarding convening a general meeting) and up to October 10, 2010. The liability limit is up to USD 50 million for claims and in total for each insurance year. In addition, the liability limit is up to USD 10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is up to USD 188,500. It is clarified that this policy replaces the existing insurance policy, which was approved by the Board of Directors of the Company on December 10, 2009.

(7)	For details of the approval of the general meeting held in March 2010 and November 2010 in respect of D&O liability insurance, see section E(2)(i) and E(2)(k) above, respectively.

(8)	For details of the approval of the Board of Directors in March 2011 in respect of the framework transaction for D&O liability insurance, see section E(2)(m) above.

(9)	For details of the decision of the audit committee and Board of Directors in respect of the approval in March 2011 in respect of the D&O liability insurance, see section E(2)(n) above.

(10)
In January 2007, the general meeting of the Company’s shareholders approved an undertaking to indemnify according to a deed of indemnity for all of the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law. The amount of the indemnity was limited to a ceiling of 25% of the Company’s equity as may be at the time of actually paying the indemnity. The deed of indemnity will apply to events listed in the deed of indemnity, which is attached to the immediate report regarding notice of a general meeting to approve the undertaking to indemnify. In 2008-2010 and up to the publication date of this report, an undertaking to indemnify was approved for new officers who joined the Company. In the past seven years, the Company has granted indemnity to officers for the following issues:

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

G.	Benefits for directors

(10)	(contd.)

a.	Undertaking in advance to indemnify officers for any expense or financial liability imposed on them for litigation related to the Company’s prospectus of May 2004.

b.
Undertaking in advance to indemnify officers who served in the Company when the undertaking to indemnify was granted or who served during the seven years preceding this date, for expenses or financial liabilities arising from a claim of a shareholder who held at any time during the four years preceding the date of the liability 15% or more of the Company’s issued share capital.

c.
Undertaking in advance to indemnify officers who served in the Company when the undertaking to indemnify was granted or who served during the seven years preceding this date, to grant a loan to finance reasonable litigation expenses, including a class action. The loan will become a grant if the court does not impose liabilities on the officer in a peremptory ruling.

d.
Undertaking to officers that the insurance coverage for events covered in the D&O insurance policy acquired by the Company in 2003, will continue for seven years, provided the cost of the insurance premium is reasonable.

e.
The undertaking to indemnify as of April 6, 2005 for a financial liability that would be imposed on officers of the Company and in respect of reasonable litigation expenses which they would incur, relating directly or indirectly to the sale of the State's holdings in the Company.

f.	The undertaking to indemnify as of May 16, 2005, for officers who served in the seven years preceding the completion date of the sale of core control in the Company to Ap.Sb.Ar.

H.	For guarantees to related parties, see Note 20.

I.	For the allocation of phantom options to the CEOs of the Company, Pelephone and Bezeq International, see Note 27.

NOTE 31—FINANCIAL RISK MANAGEMENT

A.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk (which includes currency, interest, inflation and other price risks)

This Note provides information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. Other quantitative disclosure is included in the other Notes to the financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 31—FINANCIAL RISK MANAGEMENT (CONTD.)

B.	Framework for risk management

The Board of Directors has overall responsibility for the Group’s risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Group's policy is to hedge, in part and where required, exposure from fluctuations in foreign exchange rates, copper prices, the CPI and interest rates.

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial instrument fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities.

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks and credit assessments are made on material customer balances.

Trade and other receivables
The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments
Any investments in securities are made in Government securities and in investment-grade companies, which are liquid and marketable. Transactions involving derivatives are made with entities that have a high credit rating.

Guarantees
The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries. At December 31, 2010, the Group has the guarantees described in Note 20.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company, see Note 14B(2) and for debentures issued by a subsidiary, see Note 14B(3).

E.	Market risks

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group's results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow in the short term (up to one year).

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 31—FINANCIAL RISK MANAGEMENT (CONTD.)

E.	Market risks (contd.)

CPI risk
Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. The Group has surplus liabilities over assets linked to the CPI. In applying a policy of minimizing the exposure, the Group makes forward transactions against the CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. A considerable part of these cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk
The Group is exposed to foreign currency risks mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment. In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar. The Group has surplus liabilities over assets in foreign currency. In applying a policy of minimizing the exposure, the Group makes forward transactions and purchases options against the dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Interest risks
The Group is exposed to changes in the fair value of its liabilities as a result of borrowings at fixed interest. The Group is also exposed to changes in its cash flows as a result of borrowings at variable interest.

NOTE 32 – FINANCIAL INSTRUMENTS

A.	Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. Maximum exposure to credit loss at the reporting date:

	December 31,
	2010	2009
	NIS millions	NIS millions

Cash and cash equivalents	365	580
Financial assets held for trading	-	141
Available-for-sale financial assets	31	37
Trade and other receivables	3,920	3,461
Bank deposit for providing loans to employees	83	83
Assets and other investments	7	-
Derivatives	15	23

	4,421	4,325

See Note 8 for the matter of maximum exposure to credit risk for trade receivables.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments.

	December 31, 2010
	Carrying amount	Contractual cash flow	6 months or less		6-12 months	1-2 years	3-5 years	More than 5 years
	NIS millions	NIS millions	NIS millions		NIS millions	NIS millions	NIS millions	NIS millions

Non-derivative financial liabilities

Trade payables	1,061	1,061	1,061		-	-	-	-
Other payables	760	760	748		12	-	-	-
Bank loans	2,855	3,320	69		83	310	1,778	1,080
Debentures issued to the public	2,163	2,391	690		-	371	1,021	309
Debentures issued to financial and other institutions	699	756	169	*	79	152	356	-

	7,538	8,288	2,737		174	833	3,155	1,389
Financial liabilities - derivatives
Forward contracts on copper prices	10	10	10		-	-	-	-

*	Including debentures of the Company amounting to NIS 77 million, stated in the financial statements as short term due to non-compliance with financial covenants. See Note 14C (1)

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different. For guarantees see Notes 14 and 20.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2009
	Carrying amount	Contractual cash flow	6 months or less		6-12 months	1-2 years	3-5 years	More than 5 years
	NIS millions	NIS millions	NIS millions		NIS millions	NIS millions	NIS millions	NIS millions

Non-derivative financial liabilities

Trade payables	1,091	1,091	1,091		-	-	-	-
Other payables	695	695	681		14	-	-	-
Bank loans	622	681	32		51	138	441	19
Debentures issued to the public	2,476	2,797	395		-	738	1,044	620
Debentures issued to financial and other institutions	1,038	1,141	409	*	80	155	429	68

	5,922	6,405	2,608		145	1,031	1,914	707

Financial liabilities - derivatives
Forward contracts on currencies	1	1	1		-	-	-	-
Exchange rate options	1	1	1		-	-	-	-

	2	2	2		-	-	-	-

*	Including debentures of the Company amounting to NIS 94 million, stated in the financial statements as short term due to non-compliance with financial covenants. See Note 14C (1)

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Exposure to CPI and foreign currency risks

	December 31, 2010
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Current assets
Cash and cash equivalents	339	-	26	-	365
Trade receivables	2,629	34	38	-	2,701
Other receivables	48	52	-	124	224
Other investments, including derivatives	2	2	3	-	7
Inventory	-	-	-	178	178
Assets classified as held for sale	-	-	-	29	29
Current tax assets	3	-	-	-	3
Non-current assets
Long-term trade and other receivables	949	161	4	-	1,114
Investments and long-term loans, including:
Derivatives	87	10	30	2	129
Property, plant and equipment	-	-	-	5,610	5,610
Intangible assets	-	-	-	2,248	2,248
Other deferred expenses	-	-	-	292	292
Equity-accounted investments	-	1,351	-	(267)	1,084
Deferred tax assets	-	-	-	254	254

Total assets	4,057	1,610	101	8,470	14,238
Current liabilities
Loans and borrowings	7	942	-	-	949
Employee benefits – not in the scope of IFRS 7	269	-	-	-	269
Trade payables	887	-	174	-	1,061
Other payables, including derivatives	675	85	10	-	770
Current tax liabilities	-	267	-	-	267
Deferred income	4	-	-	29	33
Provisions	31	216	-	4	251
Non-current liabilities
Debentures	-	1,967	-	-	1,967
Bank loans	2,670	131	-	-	2,801
Deferred revenue and other provisions	103	-	1	8	112
Deferred tax liabilities	-	-	-	83	83
Employee benefits – not in the scope of IFRS 7	202	56	47	-	305

Total liabilities	4,848	3,664	232	124	8,868

Total exposure in the statement of financial position	(791)	(2,054)	(131)	8,346	5,370

Currency futures transactions
CPI forward transactions	(390)	390	-	-	-

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Exposure to CPI and foreign currency risks (contd.)

	December 31, 2009
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance		Total
	NIS millions	NIS millions	NIS millions	NIS millions		NIS millions
Current assets
Cash and cash equivalents	549	-	31	-		580
Trade receivables	2,396	30	65	-		2,491
Other receivables	72	5	-	94		171
Other investments, including derivatives	140	12	2	-		154
Inventory	-	-	-	263		263
Assets classified as held for sale	-	-	-	40		40
Non-current assets
Long-term trade and other receivables	788	94	5	-		887
Long-term investments and loans, including derivatives	83	10	31	6		130
Property, plant and equipment	-	-	-	5,428	*	5,428	*
Intangible assets	-	-	-	1,885		1,885
Other deferred expenses	-	-	-	301	*	301	*
Equity-accounted investments	1	1,166	-	52		1,219
Deferred tax assets	-	-	-	392		392

Total assets	4,029	1,317	134	8,461		13,941
Current liabilities
Loans and borrowings	17	845	-	-		862
Employee benefits – not in the scope of IFRS 7	505	-	-	-		505
Trade payables	833	-	258	-		1,091
Other payables, including derivatives	600	94	3	-		697
Current tax liabilities	-	118	-	-		118
Deferred income	5	-	-	31		36
Provisions	30	338	-	12		380
Non-current liabilities
Debentures	-	2,716	-	-		2,716
Bank loans	383	175	-	-		558
Deferred revenue and other provisions	60	-	-	16		76
Deferred tax liabilities	-	-	-	70		70
Employee benefits – not in the scope of IFRS 7	188	57	49	-		294

Total liabilities	2,621	4,343	310	129		7,403

Total exposure in the statement of financial position	1,408	(3,026)	(176)	8,332		6,538
Currency futures transactions
Dollar/shekel forward transactions	(32)	-	32	-		-
CPI forward transactions	(440)	440	-	-		-
Dollar/shekel sale options	-	-	(26)	-		(26)
Dollar/shekel purchase options	-	-	26	-		26

	(472)	440	32	-		-

*	Retrospective application by restatement, see Note 2H

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Exposure to CPI and foreign currency risks (contd.)

The Group has CPI forward transactions for the CPI:

	December 31, 2010
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value	Fair value
				NIS Millions	NIS millions

Instruments not used for hedging:
CPI forward contract	CPI	CPI	2011-2012	390	12

	December 31, 2009
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value	Fair value
				NIS Millions	NIS millions

Instruments not used for accounting hedging:
Forward exchange contracts	USD	NIS	2010-2011	7	(1)
CPI forward contract	CPI	CPI	2010-2012	440	21
Foreign currency purchase options	USD	NIS	2010	7	-
Foreign currency put options	USD	NIS	2010	7	(1)

					19

Data in NIS for exchange rates and CPI

				Change (%)	Change (%)	Change (%)
	December 31	December 31	December 31	December 31	December 31	December 31
	2010	2009	2008	2010	2009	2008

CPI in points (*)	133.89	130.42	125.5	2.66	3.91	3.8
1 US dollar	3.549	3.775	3.802	(5.99)	(0.71)	(1.14)
1 euro	4.738	5.442	5.297	(12.94)	2.73	(6.39)

(*)     CPI for the month at average base of 100=1998

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

(1)	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount	Carrying amount
	2010	2009
	NIS millions	NIS millions

Fixed-interest instruments
Financial assets	2,551	2,341
Financial liabilities	(4,347)	(3,736)

	(1,796)	(1,395)

Variable-interest instruments
Financial liabilities	(1,370)	(400)

(2)	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss, nor does the Group designate derivatives (interest swap contracts) as hedging instruments according to a hedge accounting model of fair value. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

(3)	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rate at the reporting date would decrease shareholders' equity and profit or loss by approximately NIS 10.28 million (2009-approximately NIS 2.96 million). This analysis assumes that all other variables, especially foreign currency rates, remain stable.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value

(1)	Fair value compared to carrying amounts

The table below shows the differences between the carrying amount and the fair value of groups of financial instruments, where material differences exist among them. The carrying amount of financial assets does not differ significantly from their fair value.

	December 31, 2010		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions

Short-term credit	7	7	-	-

Secured loans from banks and others
CPI-inked	180	192	223	235
Unlinked	2,684	2,684	403	403

Debentures issued to the public
CPI-inked	2,249	2,387	2,548	2,707

Debentures issued to financial institutions and others
CPI-inked	712	760	1,058	1,079

	5,832	6,030	4,232	4,424

The methods used to estimate the fair values of financial instruments are described in Note 4.

(2)	Interest rates used to determine fair value

	2010	2009
	%	%

Long-term trade receivables	5	5
Loans	4.5	3.5
Debentures	1.3	3.4

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value (contd.)

(3)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, using the evaluation method.

The levels are defined as follows:

a.	Level 1: Quoted prices (unadjusted) in an active market for identical instruments
b.	Level 2: Observable market inputs, direct or indirect, other than Level 1 inputs
c.	Level 3: Inputs not based on observable market data

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Derivatives not used for hedging		12		12

Forward contracts on copper	-	(10)	-	(10)

Available-for-sale financial assets:
Unmarketable shares	-	-	29	29

	-	2	29	31

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Financial assets held for trading:
Monetary fund	141	-	-	141

Derivatives not used for hedging
Options	-	(1)	-	(1)
Forward contracts	-	20	-	20

Available-for-sale financial assets:
Unmarketable shares	-	-	31	31

	141	19	31	191

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value (contd.)

(4)	Financial instruments measured at fair value on level 3

The table below reconciles the opening and closing balances in respect of financial instruments measured at fair value on level 3 in the fair-value hierarchy:

	2010	2009
	Available-for-sale financial assets	Available-for-sale financial assets
	Non-marketable shares	Non-marketable shares
	NIS millions	NIS millions

Balance as at January 1	31	50
Total profits recognized in the statement of income (*)	-	23
Acquisitions	5	4
Disposal consideration	(10)	(45)
Capital reserve	3	(1)

Balance as at December 31	29	31

Total profits for the year included in the statement of income under financing income	7	9

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 33 - SELECTED CONDENSED DATA FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current assets	2,071	2,102
Non-current assets	2,821	2,888

	4,892	4,990

Current liabilities	1,198	1,519
Non-current liabilities	732	921

Total liabilities	1,930	2,440
Equity	2,962	2,550

	4,892	4,990

B.	Statement of income

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue from services	4,550	4,256	4,020
Revenue from terminal equipment sales	1,182	1,120	693

Total revenue from services and sales	5,732	5,376	4,713

Cost of services and sales	3,754	3,592	3,235

Gross profit	1,978	1,784	1,478

Selling and marketing expenses	468	461	405
General and administrative expenses	127	133	140

Operating profit	1,383	1,190	933

Financing expenses	111	100	115
Financing income	(100)	(90)	(117)

Financing expenses (income), net	11	10	(2)

Profit before income tax	1,372	1,180	935
Income tax	339	305	253

Net profit for the year	1,033	875	682

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 33 - SELECTED CONDENSED DATA FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current assets	447	547
Non-current assets	591	559

	1,038	1,106

Current liabilities	279	367
Non-current liabilities	25	37

Total liabilities	304	404
Equity	734	702

	1,038	1,106

B.	Statement of income

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue	1,380	1,318	1,306
Operating expenses	822	777	780

Gross profit	558	541	526

Selling and marketing expenses	192	175	181
General and administrative expenses	109	105	103
Other, net	(63)	-	-

Operating profit	320	261	242

Financing expenses	11	12	8
Financing income	(6)	(15)	(7)

Financing expenses (income), net	5	(3)	1

Share in earnings of equity-accounted investees	3	7	5

Profit before income tax	318	271	246
Income tax expense	65	71	68

Net profit for the year	253	200	178

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 34 – SUBSEQUENT EVENTS

In February 2011, the Company received a letter of undertaking from a bank in Israel for long-term credit amounting to up to NIS 1.5 billion to finance the Company’s cash flow requirements. The credit can be used for one year subject to the terms determined by the parties.

DBS Satellite Services (1998) Ltd.

Financial Statements as at December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board Of Directors and the Shareholders
D.B.S Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S Satellite Services (1998) Ltd. as of December 31, 2010 and 2009, and the related income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period  ended December 31, 2010. These financial statements are the responsibility of the Company’s  management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B.S Satellite Services (1998) Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period  ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants

March 7, 2011

DBS Satellite Services (1998) Ltd.

Statement of Financial Position as at December 31

		2010	2009
	Note	NIS thousands	NIS thousands

Assets

Trade receivables	6	168,847	160,152
Other receivables	6	11,150	11,197	*

Total current assets		179,997	171,349

Property, plant and equipment, net	7	675,888	682,473
Intangible assets, net	8	82,769	67,043
Broadcasting rights, net of rights exercised	9	304,490	284,766

Total non-current assets		1,063,147	1,034,282

Total assets		1,243,144	1,205,631

* Reclassified

DBS Satellite Services (1998) Ltd.

Statement of Financial Position as at December 31

		2010	2009
	Note	NIS thousands	NIS thousands

Liabilities

Borrowings from banks	10	135,438	283,698
Current maturities for debentures	14	56,062	54,812
Trade payables	11	355,771	405,389	*
Other payables	12	164,951	150,420	*
Provisions	13	89,266	9,079	*

Total current liabilities		801,488	903,398

Debentures	14	1,030,973	625,741
Loans from institutions	15	-	181,729
Bank loans	10	470,810	607,036
Loans from shareholders	16	2,300,387	1,981,887
Long-term trade payables	17	54,264	9,001	*
Employee benefits	18	6,696	5,599	*

Total non-current liabilities		3,863,130	3,410,993

Total liabilities		4,664,618	4,314,391

Capital deficit

Share capital		29	29
Share premium		85,557	85,557
Option warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		9,391	6,931
Retained loss		(5,101,941)	(4,786,767)

Total capital deficit	22	(3,421,474)	(3,108,760)

Total liabilities and capital		1,243,144	1,205,631

	/s/ Ron Eilon	/s/ Katriel Moriah
	Ron Eilon	Katriel Moriah
Authorized to sign on behalf of chairman of the board (See Note 33).	CEO	CFO

* Reclassified

Date of approval of the financial statements: March 7, 2011

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Income for the Year Ended December 31

		2010	2009	2008
	Note	NIS thousands	NIS thousands	NIS thousands

Revenue		1,582,930	1,530,435	1,512,632

Cost of revenue	23	1,128,848	1,042,101	1,091,171

Gross profit		454,082	488,334	421,461

Selling and marketing expenses	24	143,202	122,312	128,162

General and administrative expenses	25	132,561	117,805	116,151

		275,763	240,117	244,313

Operating profit		178,319	248,217	177,148

Financing expenses		181,584	177,900	229,650

Financing income		(9,313)	(8,347)	(51,805)

Shareholders’ finance expenses		318,499	300,373	262,961

Financing expenses, net	26	490,770	469,926	440,806

Loss before income tax		(312,451)	(221,709)	(263,658)

Income tax	27	1,188	745	1,048

Loss for the period		(313,639)	(222,454)	(264,706)

Basic and diluted loss per share (in NIS)		10,491	7,441	8,919

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Comprehensive Income for the Year Ended December 31

		2010	2009	2008
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(313,639)	(222,454)	(264,706)

Other items of comprehensive income:

Actuarial gains (losses) from a defined benefit plan	18	(1,535)	537	127

Other comprehensive profit (loss) for the year		(1,535)	537	127

Total comprehensive loss for the year		(315,174)	(221,917)	(264,579)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2010		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the year

Loss for the year		-	-	-	-	-	(313,639)	(313,639)
Other comprehensive loss for the year		-	-	-	-	-	(1,535)	(1,535)
Total comprehensive loss for the year		-	-	-	-	-	(315,174)	(315,174)

Transactions with owners recognized directly in equity

Share-based payments	19	-	-	-	-	2,460	-	2,460

Balance at December 31, 2010		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

Balance at January 1, 2009		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Total comprehensive income for the year

Loss for year		-	-	-	-	-	(222,454)	(222,454)
Comprehensive income for the year		-	-	-	-	-	537	537
Total comprehensive loss for the year		-	-	-	-	-	(221,917)	(221,917)

Transactions with owners recognized directly in equity

Share-based payments	19	-	-	-	-	5,295	-	5,295

Balance at December 31, 2009		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2008		29	85,557	48,219	1,537,271	-	(4,300,271)	(2,629,195)

Total comprehensive income for the year

Loss for year		-	-	-	-	-	(264,706)	(264,706)
Comprehensive income for the year		-	-	-	-	-	127	127
Total comprehensive loss for the year		-	-	-	-	-	(264,579)	(264,579)

Transactions with owners recognized directly in equity

Share-based payments	19	-	-	-	-	1,636	-	1,636

Balance at December 31, 2008		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Cash Flows for the Year Ended December 31

	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(313,639)	(222,454)	(264,706)

Adjustments:
Depreciation and amortization	284,732	234,203	249,880
Financing expenses, net	465,562	455,232	426,258
gain from sale of property, plant and equipment	(35)	(236)	(124)
Share-based payments	2,460	5,295	1,636
Income tax expenses	1,188	745	1,048

Change in trade receivables	(8,695)	(7,277)	(7,352)
Change in other receivables	(2,896)	84	5
Change in trade payables	(2,731)	(8,391)*	(69,189)*
Change in other payables and provisions	83,659	(14,898)*	21,358 *
Change in broadcasting rights, net of rights exercised	(19,724)	(31,433)	(10,585)
Change in employee benefits	(438)	(82)	3,871

	803,082	633,242	616,806

Income tax paid	(1,188)	(1,060)	(5,073)

Net cash from operating activities	488,255	409,728	347,027

Cash flows from investing activities
Repayment of short-term deposits	3,259	-	-
Interest received	-	-	76
Proceeds from sale of property, plant and equipment	1,589	949	-
Purchase of property, plant and equipment	(226,728)	(214,368)	(198,208)
Acquisition of intangible assets	(14,897)	(9,262)	(12,643)
Payments for subscriber acquisition	(36,756)	(37,931)	(26,690)

Net cash used for investing activities	(273,533)	(260,612)	(237,465)

* Reclassified

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Cash Flows for the Year Ended December 31 (contd.)

	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Cash flow from finance activities

Repayment of loans from institutions	(115,731)	-	-
Bank loans received	255,000	-	-
Repayment of bank loans	(580,718)	-	-
Repayment of debentures	(55,020)	-	-
Short-term bank credit, net	41,232	13,532	(50,471)
Interest paid	(203,444)	(162,648)	(59,091)
Issue of debentures, net	443,959	-	-

Net cash used for financing activities	(214,722)	(149,116)	(109,562)

Increase in cash and cash equivalents	-	-	-

Cash and cash equivalents at beginning of year	-	-	-

Cash and cash equivalents at end of year	-	-	-

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998 and its head office is at 6, Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for further periods of six years each under certain conditions. The Company’s operations are subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 5742-1982 (“the Communications Law”) and its subsequent regulations and rules, and to the terms of the License.

Pursuant to the license of Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), Bezeq is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. In May and June 2010, the licenses of Bezeq and the Company respectively were amended in a manner permitting them, under certain conditions, to market joint service packages.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 5748-1988) between the Company and Bezeq by exercising the options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

B.	Definitions

  In these financial statements -

(1)
International Financial Reporting Standards (“IFRS”): Standards and interpretations adopted by the Israel Accounting Standards Board (IASB). These standards and interpretations include International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) and the interpretations of these standards defined by the International Financial Reporting Interpretations Committee (IFRIC) or interpretations defined by the Standing Interpretations Committee (SIC)

(2)	The Company: DBS Satellite Services (1998) Ltd.

(3)	Related party: As defined in IAS 24, Related Party Disclosures

(4)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 5728-1968

(5)	CPI: The consumer price index as published by the Central Bureau of Statistics

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance

These financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010

The Company adopted IFRS for the first time in 2006, with the date of transition to IFRS being January 1, 2005 (“the date of transition”).

The financial statements were approved by the Board of Directors on March 7, 2011.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

B.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments.

The amount recognized as a defined benefit obligation is the current value of the defined benefit obligation at the end of the reporting period less costs for any past service that has as yet not been recognized and less the fair value at the end of the reporting period of plan assets that will directly serve to settle the obligation.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

D.	Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

•
Contingent liabilities: When assessing the possible outcomes of legal claims that were filed against the Company, the Company considered on the opinions of its legal counsel. These opinions are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the outcomes of the claims are determined by the courts, these outcomes could differ from the assessments.

•
Impairment of assets: The Company examines, at each reporting date, whether there have been any events or changes in circumstances which would indicate impairment of one or more non-monetary assets. When there are indications of impairment, the Company assesses whether the carrying amount of the investment in the asset can be recovered from the future discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision up to the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

D.	Use of estimates and judgments (contd.)

•
Useful life: The Company's items of fixed assets, intangible assets and broadcasting rights are amortized using the straight line method over the estimated useful life of the asset. The estimated useful life of these items is based on their estimated technical life and the condition of the equipment. Changes in these factors, which affect the estimated useful life of the asset, have a material impact on the Company's financial position and the results of its operations. The estimated useful life of the fixed assets and intangible assets are presented in Note 3(C) and Note 3(D) below.

E.	Changes in accounting policy

(1)	Presentation of the statement of changes in equity

As from January 1, 2010 the Company has early implemented the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of Improvements to IFRS 2010. According to the revision, the Company presents in the statement of changes in equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, other comprehensive income, and transactions with the owners in their capacity as owners.

(2)	Employee benefits

Commencing from January 1, 2009, the Company applies IAS 19 – Employee Benefits, revised (“the Amendment”), in accordance with Improvements to IFRS for 2008. The Amendment addresses the definition of “short-term employee benefits” and “other long-term employee benefits” to refer to when the liabilities are due to be settled. Accordingly, certain benefits are classified as short-term benefits. The Amendment is applied retrospectively. The effect of the Amendment on the financial statements was immaterial.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

 The financial statements have been prepared on the basis of IFRS and their related interpretations,

 The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

A.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Company at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

B.	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The cost of broadcasting rights includes the amounts paid to the content provider. Broadcasting rights are amortized in accordance with the terms of the purchase agreement, based on actual broadcasts from the total number of expected broadcasts or permitted under the agreement (the part that has not been unamortized by the end of the agreement is amortized in full upon termination of the agreement), or according to the period of the rights agreement. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of ongoing operations in the statement of cash flows.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major parts of a fixed asset item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of fixed assets.

(2)	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in the statement of income as incurred.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of a fixed asset item.

Years
Broadcasting and receiving equipment	6.67
Installation costs *	1-3,15
Digital satellite decoders	4,6,8
Office furniture and equipment	6.67-14.2
Computers	3

*	The costs of installation in apartments are depreciated over the term of the contract with the subscribers.

 Leasehold improvements are depreciated over the shorter of the rental period or the expected useful life of the improvements.

D.	Intangible assets

(1)	Acquisition of subscribers

The Company discounts the direct sale commissions paid to marketers and salespersons for sales and services to subscribers who have signed long-term commitments with the Company and recognizes these costs as an intangible asset. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

(2)           Software

Stand alone software that adds functionality to the hardware is classified as an intangible asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Intangible assets (contd.)

(3)	Research and development

Research activities involve a plan for the production of new or substantially improved products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The costs recognized as an intangible asset include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software	3,5
Subscriber acquisition costs	1-3
Capitalized development costs	1-5

*     Pursuant to the terms and conditions of contracts with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial instruments Non-derivative financial instruments comprise debt instruments, trade and other receivables, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognized when the Company accepts the contractual terms of the instrument. Financial instruments are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers to others the financial assets, without retaining control over the asset, or substantially transfers all the risks and rewards arising from the asset. Regular way purchases and sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to purchase or sell the asset. Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

(2)
Non-derivative financial liabilities

Non-derivative financial instruments are recognized initially on the date that they are created.All other financial liabilities (including financial liabilities recognized at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

E.	Financial instruments (contd.)

(2)	Non-derivative financial liabilities (contd.)

Financial liabilities (except for financial liabilities recognized at fair value through profit or loss), are recognized initially at fair value plus all the attributable transaction costs.

Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Company examines, inter alia, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, finance lease liabilities, redeemable preferred shares and trade and other payables.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency risk exposure. The financial instruments comprise mainly forward transactions.

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in profit or loss, as part of the profits or losses from foreign currency.

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase in the CPI.

F.	Impairment

(1)
Financial assets

A financial asset is tested for impairment when objective evidence indicates that one or more events had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

F.	Impairment (contd.)

(2)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Company estimates the recoverable amount once a year, if there are indications of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets (“cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

G.	Employee benefits

(1)	Post-employment benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

(A)
Defined contribution plans

The Company’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

(B)
Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value less the fair value of any plan assets. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in an asset for the Company, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reduction in future payments will be considered to be available when it can be exercised during the life of the plan or after settlement of the obligation.

When the minimum contribution requirement includes an obligation to pay additional amounts for services that were provided in the past, the Company recognizes an additional obligation (increases the net liability or decreases the net asset), if such amounts are not available as an economic benefit in the form of a refund from the plan or the reduction of future contributions.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in profit or loss on a straight-line basis over the average period until the benefits vest. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

G.	Employee benefits (contd.)

(1)	Post-employment benefits (contd.)

(B)
Defined benefit plans (contd.)

The Company recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

The Company offsets an asset relating to one benefit plan from the liability relating to another benefit plan only when there is a legally enforceable right to use the surplus of one plan to settle the obligation in respect of the other plan, and there is intent to settle the obligation on a net basis or to simultaneously realize the surplus of one plan and settle the obligation in the other plan.

(2)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(3)
Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than post-employment plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(4)
Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

Share-based payment arrangements in which the parent company grants to the employees of the Company rights to its equity instruments are accounted for by the Company as equity-settled share-based payment transactions, meaning that the fair value of the grant is recognized directly in equity, as set out above.

H.
Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(1)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

H.	Provisions (contd.)

(2)	Legal claims

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

I.	Revenue

(1)	Revenue from services rendered is recognized in the statement of income according to straight line over the term of the agreement or on providing the service.

(2)	Revenue from rental of digital satellite decoders are attributed according to straight lineover the term of the agreement.

(3)
The Company charges a deposit for the digital satellite decoders rented by its customers. The customers are entitled to receive a proportional refund of the deposit on termination of the agreement, according to the terms in the agreement. The revenue from deposit deductions is attributed to the statement of income, according to the terms of the agreements with the customers.

(4)	Commissions: When the Company acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognized is the net amount of commission made by the Company.

J.
Income tax expenses

Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

K.
Operating lease

The Company classifies lease agreements, under which the lessor substantially assumes all risks and rewards of ownership, as an operating lease. Payments made under operating leases are recognized in the statements of income on a straight line basis over the term of the lease.

L.
Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

M.
Financing income and expenses

Financing income comprises interest income on funds invested, foreign currency gains and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as accrued using the effective interest method.

Financing expenses comprise interest expense on borrowings, impairment losses of financial assets and losses on derivative instruments recognized in the statement of income. All borrowing costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

N.
Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to equity.

O.
New standards and interpretations not yet adopted

In the Improvements to IFRSs 2010, in May 2010 the IASB published and approved 11 amendments to IFRS and to one interpretation on a wide range of accounting issues. Most of the amendments apply to periods beginning on or after January 1, 2011 and permit early adoption, subject to the specific conditions of each amendment.

Presented hereunder are the amendments that may be relevant to the Company and are expected to have an effect on the financial statements:

•
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (“the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment is effective for annual periods beginning on or after January 1, 2011.

•
Amendment to IAS 7 Financial Instruments: Disclosures – Clarification of Disclosures (“the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early implementation is permitted, with disclosure.

•
IFRS 9 (2010), Financial Instruments (“the Standard”). This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value. The basis for classification for debt instruments is based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

P.	New standards and interpretations not yet adopted (contd.)

Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The Standard is effective for annual periods beginning on or after January 1, 2013, but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.

The Company has not yet commenced examining the effects of adopting the Standard on the financial statements.

•
IAS 24 (2009) Related Party Disclosures (“the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Company is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the Standard on its financial statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

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

A.	Derivatives The fair value of forward exchange contracts is based on their quoted price, if available.

B.
Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – DETERMINATION OF FAIR VALUE (CONTD.)

C.
Share-based payment transactions

The fair value of employee share options for employees and of share appreciation rights is measured using the Black-Scholes formula. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility of the Company’s shares, over the expected term of the options, and adjusted for changes expected due to publicly available information), expected term of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company’s losses for 2010 and 2009 amounted to NIS 314 million and NIS 222 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2010 amounted to NIS 3,421 million and NIS 621 million, respectively.

B.	1.
In March 2010, an amendment to the Company’s bank financing agreement was signed and entered into effect (“the Amendment Agreement”). Pursuant to the Amendment Agreement, another Israeli bank (“the Joining Bank”) joined the present syndicate of banks (“the Present Banks”). The Joining Bank provided the Company with its proportionate share of the Company’s ongoing credit facilities and also provided the Company with long-term credit of NIS 255 million, most of which was used for its addition (in its proportionate share) to the Company’s long-term credit facilities for repayment and early repayment of the Company’s debts to the Present Banks. The balance of NIS 46 million was used for the Company’s ongoing requirements.

Pursuant to the Amendment Agreement, the Company created a floating lien in favor of the Joining Bank, similar to the existing liens registered in favor of the Present Banks. The Joining Bank was also included in the fixed lien in favor of the Present Banks. The Company’s shareholders also signed amendments to bonds, mortgage deeds and letter of guarantee, as applicable, which they had previously signed in favor of the Present Banks, for the addition of the Joining Bank. Under the Amendment Agreement, the term of the bank loan repayment (both the long-term loans as well as the ongoing facilities) was extended until the end of 2015.

In November 2010, another amendment to the financing agreement took effect. According to the amendment, the Company is required to comply with the debt coverage ratio (based on the ratio between the Company’s cash balance and cash flow over the past 12 months and the principal and interest payments over the coming 12 months) and the maximum and minimum supplier credit covenant (after the amendment to the covenants in November 2010). These covenants replace the previous financial covenants that were applicable to the Company. The Company’s compliance with these covenants is measured quarterly, and failure to comply with these covenants, subject to extensions stipulated in the Financing Agreement, grants the banks the right to demand early repayment of the loans. According to the finance mechanism stipulated in the amendment, if the Company’s debentures (Series B) are downgraded below ilBBB (or its equivalent, whichever is lower), the annual interest paid to the banks will increase by 0.25% in respect of each notch on the rating scale, as long as the downgrade is in effect, subject to the terms set out in the financing agreement.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY (CONTD.)

B. (contd.)

2.
During the year, the Company's credit rating was upgraded from ilBBB- to ilA-, among other  reasons, in view of the expected improvement in the Company's liquidity in the short term following the issue of debentures (Series B) and in view of the amendment to the financing agreement that included spacing of the financial covenants with which the Company is required to comply.

3.	At December 31, 2010, the Company is in compliance with the financial covenants stipulated in the financing agreements and the debentures.

4.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

In recent years, the Company has been required to raise external financing needed, inter alia, in order to expand its investments. At the reporting date, any significant increase in the Company’s investments will require an expansion of the financing sources at its disposal.

NOTE 6 – TRADE AND OTHER RECEIVABLES

	December 31, 2010	December 31, 2009
	NIS thousands	NIS thousands

Trade receivables (1)
Outstanding debts	48,192	46,143
Credit companies	128,355	123,022
Less provision for doubtful debts	(7,700)	(9,013)

	168,847	160,152

Other receivables (1)
Prepaid expenses	3,156	1,520
Pledged deposits	77	3,020	*
Others	7,917	6,657

* Reclassified	11,150	11,197

(1) Including trade and other receivables that are related and interested parties	77	52

For further information about related and interested parties, see Note 31 – Related and interested Parties. For the Company's exposure to currency and liquidity risks, see Note 31 – Financial Instruments.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition

	Broadcasting and reception equipment	Capitalized installation costs	Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS thousands

Cost

Balance at January 1, 2009	210,437	1,405,463	1,409,214	75,324	38,142	3,138,580

Additions during the year	22,045	76,964	103,588	10,335	3,144	216,076
Disposals during the year	-	(5,608)	(1,793)	(1,526)	-	(8,927)

Balance at December 31, 2009	232,482	1,476,819	1,511,009	84,133	41,286	3,345,729

Additions during the year	4,641	99,617	115,829	10,658	4,358	235,103
Disposals during the year	-	(3,741)	(638)	(149)	-	(4,528)

Balance at December 31, 2010	237,123	1,572,695	1,626,200	94,642	45,644	3,576,304

Accumulated depreciation

Balance at January 1, 2009	166,653	1,142,319	1,086,557	44,219	27,169	2,466,917
Additions during the year	16,415	67,532	106,200	10,841	3,111	204,099
Disposals during the year	-	(5,608)	(636)	(1,516)	-	(7,760)

Balance at December 31, 2009	183,068	1,204,243	1,192,121	53,544	30,280	2,663,256

Additions during the year	15,219	102,413	109,919	11,360	2,204	241,115
Disposals during the year	-	(3,741)	(95)	(119)	-	(3,955)

Balance at December 31, 2010	198,287	1,302,915	1,301,945	64,785	32,484	2,900,416

Carrying amount

At January 1, 2009	43,784	263,144	322,657	31,105	10,973	671,663

At January 1, 2010	49,414	272,576	318,888	30,589	11,006	682,473

At December 31, 2010	38,836	269,780	324,255	29,857	13,160	675,888

*           Reclassified

B.	Collateral To secure its collateral and liabilities, the Company created liens on all its assets, including share capital (subject to the provisions of the Communications Law).

C.	Credit acquisitions of fixed assets In the year ended December 31, 2010, credit for fixed asset acquisitions increased by NIS 10.191 million.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – INTANGIBLE ASSETS, NET

	Costs of acquisition of subscribers	Software licenses	Total
	NIS thousands

Cost

Balance at January 1, 2009	189,318	132,380	321,698

Additions during the year	33,812	20,365	54,177

Balance as at December 31, 2009	223,130	152,745	375,875

Additions during the year	32,440	27,884	60,324

Disposals during the year	(1,816)	-	(1,816)

Balance on December 31, 2010	253,754	180,629	434,383

Accumulated depreciation

Balance at January 1, 2009	165,705	113,023	278,728

Additions during the year	21,461	8,643	30,104

Balance as at December 31, 2009	187,166	121,666	308,832

Additions during the year	33,105	10,512	43,617

Disposals during the year	(835)	-	(835)

Balance at December 31, 2010	219,436	132,178	351,614

Carrying amount

At January 1, 2009	23,613	19,357	42,970

At January 1, 2010	35,964	31,079	67,043

At December 31, 2010	34,318	48,451	82,769

In the year ended December 31, 2010, credit for intangible asset acquisitions increased by NIS 6.855 million.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 –BROADCASTING RIGHTS, NET OF RIGHTS EXERCISED

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Cost	600,385	511,027
Less - rights exercised	295,895	226,261

	304,490	284,766

NOTE 10 - BANK CREDIT

This Note includes information of the contractual conditions of the Company’s interest-bearing bank loans and borrowings.

Additional information about the Company's exposure to interest, currency and liquidity risks appears in Note 30.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 28.

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Short-term credit	85,735	44,504
Current maturities of bank loans	49,703	239,194

	135,438	283,698

Details of the loans:

On December 31, 2010, the Company switched the loan tracks to fixed interest loans bearing interest at an average rate of 6.63% for three years and variable interest loans bearing interest at an average rate of prime + 1.8% for one year.

The loans are repayable according to the settlement schedules set out in the table below. The Company may change the loan track according to the terms of the financing agreement.

The loans are to be settled in the forthcoming years based on the following settlement schedules:

December 31,
2010
NIS thousands

2011	49,703
2012	81,703
2013	129,702
2014	129,702
2015	129,702

520,512

For information about liens, see Note 28.

For information about the amendment to the financing agreement, see Note 5B above.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 11 – TRADE PAYABLES

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Open accounts	290,516	292,411	*
Notes and checks for repayment	65,255	112,978

	355,771	405,389

Of which - related and interested parties	19,400	86,242

For further information about suppliers that are related and interested parties, see Note 31 – Related and interested Parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 31 – Financial Instruments

NOTE 12 – OTHER PAYABLES

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Employees and institutions with respect to wages	27,050	26,005
Provisions for leave and convalescence pay	11,423	10,161
Interest payable for debentures	30,282	28,225
Deposits from customers	5,631	8,027	*
Institutions	41,540	39,835
Prepaid income	22,469	17,941
Others	26,556	20,226	*

	164,951	150,420

For information about the Company’s exposure to currency and liquidity risks for part of the payables balances, see Note 31 – Financial Instruments
NOTE 13 - PROVISIONS

December 31,
2010
NIS thousands

Balance at January 1, 2010	9,079 *
Provisions during the period	81,516
Provisions realized during the period	(124)
Provisions eliminated during the period	(1,205)

Balance at December 31, 2010	89,266

During the normal course of business, various lawsuits were filed against the Company.

For information about the lawsuits and amounts of the exposure, see Note 21.

*           Reclassified

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES

A.
On July 31, 2007, the Company issued debentures at a par value of NIS 620 million in a private issue to institutional investors. The debentures (Series A) were listed on the TACT-institutional system of the Tel Aviv Stock Exchange. The debentures were rated for the issuance by S&P Maalot (“the Rating Agency”) at BBB-/stable. In August 2008, the Rating Agency validated that rating. The proceeds from the issuance, net of costs, amounted to NIS 614 million.

The debentures (Series A) are repayable in eight annual payments of principal and interest on July 5th of each of the years 2010 to 2017. The principal payments in each of the years 2010 to 2013 will be at a rate of 8% of the par value of the debentures (Series A), and the principal payments in each of the years 2014 to 2017 will be 17% of the par value of the debentures (Series A). The debentures (Series A) are linked to the CPI commencing on June 2007, and bear annual linked interest at a rate of 8.4% per year (subject to various possible adjustments according to the terms of the debenture (Series A)), payable in semi-annual payments in January and July of each of the years 2009-2017.

The Company did not undertake to list the debentures (Series A) on the TASE, however, if they are listed, the annual interest paid on them will be reduced to 7.4% from that date. Pursuant to the terms set at the time of issuance of the debentures (Series A), since the debentures (Series A) were not listed by July 31, 2008, the annual interest rate they bear increased to 8.4% from that date. If the debentures (Series A) are listed for trading at a later date, then the annual rate of interest on them will decrease to 7.4% from that date.

In addition, if the Company fails to comply with the terms set out in the financing agreement with the banks, and as a condition for the banks ceding the breach, the Company will undertake to pay to the banks, for the bank credit, an additional margin on the bank interest, and if the debentures (Series A) are not listed at that time, then as long as the banks are paid the additional margin and the debentures (Series A) are not listed, the Company will pay the holders of the debentures (Series A) additional annual interest at the same rate.

In addition, Deed of Trust A stipulates standard events (such as insolvency proceedings, breach and exercise of liens on most of the Company's assets), which, should they occur, will allow immediate call for repayment pursuant to the provisions in the Deed of Trust, and establishes the right to call for immediate payment if the bank guarantees are exercised or another debenture series is called for immediate repayment, if the balance for settlement exceeds the amount set out in the Deed of Trust.

B.
In November 2010 the Company raised NIS 450 million in a private issue of debentures (Series B) to institutional investors. The debentures (Series B) are registered and listed on the TACT-institutional system of the TASE. S&P Maalot rated the debentures as ilA for the issuance.

Debentures (Series B) are repayable in seven annual payments of the principal, in November 2013 to 2019. The annual payments in each of the years 2013 through to 2017 will be at a rate of 14% of the par value of the debentures (Series B), and the payment of the principal for each of the years 2018 and 2019 will be at a rate of are 15% of the par value of the debentures (Series B). The debentures (Series B) are linked to the CPI commencing in September 2011, and bear annual linked interest at a rate of 5.85% per year (subject to various possible adjustments according to the terms of the Series B debenture), which are payable in semi-annual payments in May and November of each of the years from 2011 through to 2019.

The Company did not undertake to list the debentures (Series B) on the TASE, however, if they are listed, the annual interest paid on them will be reduced by 0.54% from the later of the listing date or two years after issuance of the debentures, as long as the debentures will be listed for trading. In addition, if debentures (Series B) are downgraded to ilBBB by Maalot  scale or its equivalent scale of another grading company, the debenture holders will be entitled to an additional 0.5% on the annual interest rate, from the date of the downgrade and for as long as this is in effect. If the rating is downgraded to below ilBBB, holders of debentures (Series B) will be entitled to an additional 0.5% on the annual interest rate, for each notch on the rating scale, for as long as the downgraded rating is in effect. For this purpose, debentures (Series B) will be rated according to the lower of their ratings by the rating companies.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

B.
(contd.)

If Bezeq provides a guarantee for the Company’s debts towards the holders of debentures (Series B), under the terms stipulated in the deed of trust for these debentures, the annual interest rate of the debentures (Series B) will be reduced by 0.5% and any extra interest for the downgrading of these debentures will be cancelled.

Deed of trust (B) stipulates standard events which, should they occur (subject to the extension periods set out in the deed of trust), will allow immediate call for repayment of the debentures, subject to the provisions in the deed of trust. These events include the events set out in Deed of Trust A, with certain changes, including failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in the Company below the minimum rate stipulated in the deed (provided the Company remains a private company), a merger with another company (except for with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as non-compliance with the financial covenants set out in the deed, based on the ratio between the Company’s secured debts and its EBITDA (as defined in the deed of trust and subject to the amendment period set out in the deed).

Under the deed of trust, the Company’s right to distribute dividends and repay them at the expense of shareholders loans is contingent on compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as defined in Deed of Trust B, and subject to the amendment period set out in the deed). In respect of repayment of shareholders’ loans, there is a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, with neutralization of the Company’s financing expenses for the shareholders’ loans, and repayments and distributions.

According to the provisions in Deed of Trust B, if Trustee B receives a guarantee by Bezeq for the Company’s liabilities to holders of debentures (Series B), and the rating of Bezeq is not downgraded to lower than ilAA- or the corresponding rating with another rating company, whichever is higher, then from that date, and as long as Bezeq’s rating does not fall below that rating, the collaterals produced by the Company in favor of Trustee B will be cancelled, as well as the restriction on expansion of the series and the issue of additional securities secured by these collaterals, the limitation in regard to repayment of shareholders loans and distribution of divednds,  and a number of causes for immediate redemption available to by Trustee B under Deed of Trust B (in addition to the decrease in the annual interest rate as set out above).

Debentures (Series A) and debentures (Series B) are each secured by a floating first lien, unlimited in amount, on all the Company’s assets (apart for exceptions pursuant to the Communications Law), as well as a fixed first lien of unlimited amount on the Company’s rights and assets, which were encumbered in favor of the banks (other than exceptions as dictated by the provisions of the Communications Law). Said liens are equal (pari passu) to the liens in favor of holders of debentures (Series A) and the liens in favor of holders of debentures (Series B), and between them and the floating liens and the fixed lien created by the Company in favor of the banks to secure the bank credit.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

	December 31, 2010
	Nominal interest (%)	Repayment year	Par value	Carrying amount
			NIS thousands

Debentures A	8.4	2011-2017	570,676	641,244
Debentures B	5.85	2013-2019	450,000	445,791

Repayment dates

December 31, 2010
NIS thousands

2011	56,063
2012	56,063
2013	119,298
2014	182,368
2015	182,368
2016 onwards	500,240

1,096,400

 For information about liens in respect of the debentures, see Note 28.

NOTE 15 – LONG-TERM LOANS FROM INSTITUTIONS

In 2005, the Company signed agreements with three institutions according to which the institutions would grant the Company loans in the total amount of NIS 100 million.

The loans were linked to the CPI and bear annual interest at a rate of 11%. The loans were repayable with the addition of interest and linkage differentials, on December 31, 2013, but were repayable at an earlier date, subject to partial repayment of the loans received from the banks, under the terms set out in this agreement.

On November 11, 2010, the Company repaid its loans from institutions through early repayment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 16 – LOANS FROM SHAREHOLDERS

A.

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Balance of the loans based on their nominal terms:
Old shareholders’ loans (1)	2,249,570	2,200,008

New shareholders’ loans (2)
Loans received at 5.5% interest	379,929	351,598
Loans received at 11% interest	1,263,679	1,113,108
	3,893,178	3,664,714
Net – received loan amounts in excess of the
fair value upon receipt, after cumulative reduction
(at the effective interest rate) (3)	(1,592,792)	(1,682,827)

	2,300,386	1,981,887

(1)
The loans extended to the Company by its shareholders until July 10, 2002 (“the Old Shareholders’ Loans”), in the amount of NIS 2.25 million, are linked to the known CPI, do not have a repayment date and do not bear interest. These loans were received in accordance with their pro-rata holdings in the Company upon receipt of the loans.

(2)
Pursuant to the agreement between the shareholders and the Company as at December 30, 2002, it was decided that the loans extended by some of the Company's shareholders as from July 10, 2002 ("the New Shareholders Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholders Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks.

The New Shareholders Loans that were received before April 27, 2003, are linked to the known CPI and bear annual interest at a rate of 5.5%, while the New Shareholders Loans that were received after this date, based on an amendment to the aforesaid agreement, are linked to the known CPI with the addition of annual interest at a rate of 11%. No repayment dates were set for the new loans as well.

(3)
The shareholders loans were included in the financial statements at their fair value at the time received. The fair value of the loans was determined according to the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make an initial request for repayment of the loans (in accordance with the restrictions that the shareholders consented to in the agreements with the banks and debentures holders), and the interest rates applicable to loans with similar risks upon receipt of the loans. The interest rate taken into account as aforesaid, which represents the effective interest rate for the loans, is 12%.

When a change in the terms of the loans results in a difference of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the changes which are discounted at the interest rate on the date of the loans were provided, and their discounted value at the interest rate on the date of the changes, is recognized in financing income.

The difference between the current value of the new cash flows, which are discounted at the interest rate on the date of the change, and the old cash flows, which are discounted at the interest rate on the date of the change, is recognized in capital reserve under equity.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 16 – LOANS FROM SHAREHOLDERS

A.	(contd.)

(3)
(contd.)

In 2007, as part of rating the debentures with the Rating Agency, the Company undertook to the Rating Agency (and to it alone) that it shall not make payment on account of the shareholder loans before the end of the life of the debentures

The interest rate on the date of the change was determined in accordance with a professional opinion received by the Company from an external consultant, stating that the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing interest at a rate of 5.5% is 15.58%.

Based on these rates, the difference between the expected cash flows prior to the change which are discounted according to the 12% interest rate at the time the loans were received and their discounted value of 15.63% or 15.58% at the time of the change, accordingly, which amounted to NIS 213 million, was attributed to the financing income.

The difference between the current value of the expected cash flows based on the new repayment dates and the current value of the cash flows which were expected based on the repayment dates prior to any change is discounted according to the interest rate at the time of the change, 15.63% or 15.58%, which amounted to NIS 348 million, was attributed to capital reserves.

The Company’s right to distribute dividends for debentures (Series B) and repay them is contingent on the shareholders’ loans. See Note 14(B). This is not a material change in the terms as set out in section A, therefore it had no effect on the Company’s financial statements.

B.
In accordance with the agreement described in section 2 above, the shareholders that provided the new shareholders loans were awarded rights to receive additional shares in the Company or options exercisable for Company shares.

Accordingly, the shareholders were allocated additional shares in the Company or options exercisable for Company's shares. The options are exercisable at any time and without additional consideration, and they are negotiable as though they were shares, subject to the approval of the banks according to the financing agreements.

Exercise of the options allocated and changes in certain holdings in the Company are contingent on regulatory approvals.

As at the date of the approval of these financial statements, these approvals have not yet been received. Fur further details, see Note 1A.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – LONG-TERM TRADE PAYABLES

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Open accounts with related parties	54,264	8,340
Notes and checks for repayment	-	661

	54,264	9,001	*

* Reclassified

The Company and Bezeq formulated a debt restructuring arrangement for the debt balance of NIS 31.5 million owed by the Company to Bezeq. Under the arrangement, the Company will repay the debt to Bezeq in 36 equal monthly installments plus interest at prime + 1.5%. In October 2010, an agreement was approved to defer part of the payments under this debt arrangement and also to defer payments that the Company owes Bezeq under the previous agreement between the Company and Bezeq. Under the agreement, 18 payments under the agreement and the 15 payments remaining under the previous agreement will be deferred for 18 months, where in the deferral period, the payments will bear annual interest of prime + 3%. The agreement may be terminated by prior notice, under the provisions stipulated therein.

NOTE 18 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 5723-1963.

Regarding share-based payments see Note 19 – Share-based Payments.

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Current value of obligations	11,891	11,610
Fair value of plan assets	(5,195)	(6,011)

Liability recognized for a defined benefit plan	6,696	5,599
Other liabilities	14,731	11,641	*

Total employee benefits	21,427	17,240

Presented under the following items:
Other payables	14,731	11,641	*
Long-term employees benefits	6,696	5,599	*

	21,427	17,240

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – EMPLOYEE BENEFITS (CONTD.)

Post-employment benefit plans – defined benefit plan

A.	Change in the current value of the defined benefit obligations

	2010	2009
	NIS thousands	NIS thousands

Obligation in respect of a defined benefit plan at January 1	11,610	11,465 *
Current service cost	1,346	1,015
Finance expenses with respect to obligations	650	503
Actuarial gains recognized in other comprehensive income	85	(834)
Benefits paid according to the plan	(1,800)	(539)

Balance of obligations at end of year	11,891	11,610

B.	Change in plan assets

	2010	2009
	NIS thousands	NIS thousands

Fair value of plan assets at January 1	6,011	5,246
Amounts deposited in the plan	929	785
Expected return on plan assets	353	318
Actuarial gains (losses) recognized in other comprehensive income	(1,450)	(297)
Benefits paid according to the plan	(648)	(41)

Fair value of plan assets at end of year	5,195	6,011

*           Reclassified

C.	Expense recognized in profit or loss

	2010	2009
	NIS thousands	NIS thousands

Current service cost	1,346	1,015
Interest for obligation	650	503
Expected return on plan assets	(353)	(318)

	1,643	1,200

The expense is included in the following items in the statement of income:

	2010	2009
	NIS thousands	NIS thousands

Cost of sales	738	558
Selling and marketing expenses	460	345
General and administrative expenses	148	112

	1,346	1,015

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – EMPLOYEE BENEFITS (CONTD.)

D.	Actuarial gains and losses recognized directly in other comprehensive income

	2010	2009
	NIS thousands	NIS thousands

Amount accrued as at January 1	2,508	1,971
Amount recognized in the period	1,535	537

Amount accrued as at December 31	4,043	2,508

E.	Main actuarial assumptions

	2010	2009
	%	%

Discount rate at December 31	1.7	2.9
Future salary increases	2	3

Assumptions regarding future mortality are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 2.93%. This rate is based on the asset portfolio as a whole and not on the yield of the separate asset groups. The return is based exclusively on historical returns, without adjustments.

F.	Historical information

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Present value of the defined benefit obligation
Defined benefit	11,891	11,610
Fair value of plan assets	(5,195)	(6,011)

Deficit in the plan	6,696	5,599

G.	Post-employment benefit plans – defined contribution plan

	December 31	December 31
	2010	2009
	NIS thousands	NIS thousands

Amount recognized as an expense in respect of a defined deposit plan	9,526	9,381

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – SHARE-BASED PAYMENT

In September 2008, 4,250,000 options of Bezeq were allocated to the CEO of the Company. The options are exercisable into Bezeq shares at the exercise price of NIS 5.24 per option (at the allocation date, the exercise price is NIS 5.24, adjusted to distribution of dividends by Bezeq as from the allocation date). The fair value of the options on the allocation date was NIS 10.28 million. The options are vested in three equal annual lots. Up to the reporting date, two out of the three lots have vested. In regard to the third lot, Bezeq has notified the CEO of the Company that it examines the possible implications of changes which occurred in the Company’s structure on the third lot.

A.	Number of Bezeq options

Number of options
2010
(in thousands)

Balance at January 1	4,250
Allocated during the period	-
Balance at December 31	4,250

B.
Additional details

The fair value of the services received in consideration of the allocated options is based on the fair value of the allocated options, measured on the Black and Scholes model, based on the following parameters:

Fair value at the allocation date	10,280

Parameters taken into account in fair value
Bezeq share price	6.18
Exercise price	5.24
Anticipated fluctuations (weighted average)	23.1%- 23.8%
Useful life of the option (projected weighted average)	5
Risk-free interest rate	5.1%-5.3%

Other information (not taken into account):
Share price immediately before the board of directors’ decision	6.37
Share price immediately before the allocation	5.92

The anticipated fluctuations were based on historical fluctuations of Bezeq’s share prices. The life of the options was determined on the basis of management estimates regarding the period of time the employees will hold the options, taking into consideration their positions at the Company and the Company's previous experience regarding termination of employment. The risk-free interest rate was determined on the basis of the NIS government bonds, with the time to maturity being equal to the expected life of the options.

The total expense recorded for the options in the year ended December 31, 2010, and attributed to administrative and general expenses in the statement of income amounted to NIS 2.46 million.

C.	Benefits In 2010, the CEO of the Company received payment in accordance with his revised employment contract.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – AGREEMENTS

1.	At December 31, 2010, the Company has agreements for the acquisition of broadcasting rights. In the year ended December 31, 2010, acquisition of these rights amounted to NIS 94 million.

2.	At December 31, 2010, the Company has agreements for the acquisition of channels. In the year ended December 31, 2010, expenses for use of channels acquired by the Company amounted to NIS 253 million.

3.
The Company has a primary operational leasing contract for the building it occupies. The lease expires in 2014, with an option to extend the lease for another five years. The rental fees are linked to the CPI. The Company also has several other leasing contracts for various periods.

  The expected rent for the forthcoming years, calculated according to the rent on December 31, 2010, is as follows:

NIS thousands

2011	9,885
2012 to 2014	21,922

4.	Operating lease

A.
The Group has a number of operating lease agreements for periods of up to 36 months for the vehicles it uses. The balance of the contractual annual lease payments, calculated according to the payments in effect at December 31, 2010, is NIS 17 million

B.	In 2009, the Company purchased several vehicles from a vehicle importer. This transaction is accounted for as an operating lease. The expected annual payments amount to NIS 4.4 million.

5.
Royalties: In accordance with the terms of the license, the Company has a liability to pay royalties to the State of Israel, calculated on the basis of income from broadcasting services as described in the license.

The rate of royalties was amended in 2006 according to the Communications Regulations 5766-2006. Following the amendment, the rate of royalties applicable is as follows: 2008 - 2%, 2009 – 1.5%, 2010 and thereafter – 1%.

For information about the rate of royalties for 2011 and thereafter, see Note 32.

6.
In accordance with the licensing requirements and the regulations set forth by the Cable and Satellite Broadcasts Council (“the Council”), for each of the years 2006 through 2011, the Company is required to invest no less than 8% of its income from subscription fees in local production content broadcasts in that year (the Company is required to invest its share in certain broadcasts). In view of the Company’s shortfall in investing in certain categories of broadcasts, the Company is required to complete the shortfall in the relevant categories in 2010 and 2011.

7.
Agreement with NDS Limited ("NDS"): The Company engaged in several agreements with NDS to acquire services in respect of the Company's encoding, broadcasting and receiving systems and hardware for these services.

In 2010 and 2009, the Company's payments to NDS amounted to NIS 26.893 million and NIS 31.283 million, respectively.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – AGREEMENTS (CONTD.)

8.
In August 2000, the Company engaged in a three-way contract to acquire decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB"). Eurocom is an interested party of the Company. The contract included, inter alia, the supply of ongoing maintenance services and repair services (after the warrantee period) by ADB.

In 2010 and 2009, the Company's payments to Eurocom for the acquisition of decoders amounted to NIS 88 million and NIS 57 million, respectively.

9.
The Company has an agreement with Space Communications Ltd. (“Spacecom”) for the supply of space segments.

In 2010 and 2009, the Company's payments to Spacecom amounted to NIS 87 million and NIS 99 million, respectively.

10.
As from December 2010, subscribers can no longer be signed up for special offers that include a term of commitment by the subscriber to use the services for more than 18 months. This restriction does not apply to subscribers that signed up for special offers up to December 2010. It was also prohibited to offer subscribers various terms of commitment for different service components. In accordance with the decision of the Council, as of January 2011, the Company is entitled to collect the cost of the benefit from subscribers who signed up for a special offer that includes a term of commitment and ask to be disconnected from its broadcasts prior to the end of the term of commitment which equals the lower of the following two amounts: Return of the cost of the benefit stipulated in the special offer or the balance of the payments the subscriber would have had to pay had the subscriber remained connected to the Company’s services until the end of the term of commitment.

11.
In July 2010, the Company signed an agreement with HOT. According to the agreement, the Company will pay HOT an agreed amount to settle its demands in respect of the use of infrastructure in the subscriber’s home up to the end of 2010. In addition, according to the agreement, as from 2011, there will be no obligation for either company to pay the other for the use of wiring. In September 2010, the Company and HOT submitted a request to the Ministry of Communications concerning amendment of the administrative provisions, mainly cancellation of the duty to give the other licensee prior notice before connecting a subscriber in case a subscriber switches licensees so that a licensee to which a subscriber connects will forward the disconnection notice from the subscriber to the licensee from which the subscriber was disconnected only after the connection is made to the other licensee. The Ministry of Communications has not yet given its decision on the matter.

NOTE 21 – CONTINGENT LIABILITIES

1.	Guarantees To assure its obligations, the Company placed collateral in the amount of NIS 40 million (including guarantees to the State of Israel in the amount of NIS 38 million).

2.
Legal claims

Legal claims were filed or are pending against the Company (hereinafter in this section: “legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 13) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the management of the Company, the additional exposure at December 31, 2010, due to claims filed against the Company on various matters and which are likely to be realized, amounts to NIS 1,073,621,000. These amounts and all the amounts of the claims in this Note are before addition of interest.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.) Below are details of the material contingent claims of the Group at December 31, 2010, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At December 31, 2010, the total amount of these claims amounted to NIS 1.644 million. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions amounting to NIS 724,000 have been included in the financial statements, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are mainly motions for approval of class actions and the ensuring claims concerning allegations regarding the unlawful collection of payment and impairment of the services provided by the Company. At December 31, 2010, these claims amount to NIS 1,228,573,000. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9.028 million, where provisions are required to cover the exposure resulting from such claims.

Of these claims, there are claims amounting to NIS 1.006 billion, which cannot yet be estimated. These claims include the following:

On October 7, 2010, a motion for approval of a class action against the Company was filed in the Tel Aviv-Jaffa district court for NIS 98 million. According to the applicant, the Company did not comply with its obligation to provide the applicant and its customers with a document that outlines their right to cancellation should they make a change and/or addition to the service provided to them under the ongoing transactions with it, and as a result, the applicant allegedly incurred financial damages of NIS 124, which is the difference between the payment the applicant made in respect of the new STB and the amount paid for the STB prior to the change over a period of three months, and non-financial damage of NIS 50 in respect of harm to personal autonomy. The applicant estimated that the total number of members of the relevant group is approximately one million subscribers. The final date for submitting the Company’s response to the motion for certification is March 23, 2011.

On November 1, 2010, a motion for approval of a class action against the Company was filed in the central district court, for NIS 258 million (sums in respect of monies unlawfully collected each month from each and every member of the group are expected to be added to this amount). According to the applicant, the Company materially violated the provisions of the Consumer Protection Law regarding a transaction for a defined period of time, and this due to the failure to send a notice to its customers of the end of their term of commitment and collection of improper payments at the end of the term of commitment. The applicant further argues that the Company conditioned the return of the payments unlawfully collected from the customers upon the engagement with the Company on another long-term commitment. The applicant contends that as a result, she incurred financial damage of NIS 568, which is the full amount she paid as subscriber fee after the end of the term of commitment. In addition, the applicant is suing for NIS 5,000 as exemplary damages and/or damages in respect of non-financial damage incurred by the applicant in respect of the alleged breaches of the provisions of the Consumer Protection Law. The applicant estimates that the relevant group numbers 570,000 customers. The Company is required to submit its response to the motion by March 6, 2011.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.)

B.	Customer claims (contd.)

On December 13, 2010, a motion for approval of a class action against the Company was filed at the Tel Aviv-Jaffa district court for NIS 600 million. The applicant alleges that the Company violated its obligation to its customers by omitting broadcasts it is committed to air in the basic package, removed channels without approval, did not comply with the obligation to invest in quality genres and violated obligations regarding commercials, promos and marketing and commercial content. The applicant alleges that as a result, he incurred damage estimated at NIS 2,180. This amount comprises NIS 1,680, which is 10% of the total subscription fee the applicant paid in the seven years he was a subscriber of the Company, as damages in respect of the damage he incurred due to non-broadcast of the broadcasts the Company is obligated to air, and non-financial damage of NIS 500 in respect of harm to personal autonomy. The applicant defined the group as all of the respondent's subscribers in the seven years prior to the filing of the motion. He estimates that the group numbers 800,000 subscribers. The final date for the Company to file its response to the application for certification is March 20, 2011.

On December 16, 2010, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court for NIS 50 million. The applicant alleges that the Company violated its obligation to its subscribers with hearing disabilities by not fulfilling its duties under the Equal Rights for People with Disabilities Law, 5758-1998 and under the Television Broadcasts (Subtitles and Sign Language) Law, 5765-2005 violates the directives of the Council in this regard. As alleged in the claim, the amount of damages claimed per customer is NIS 10,000. According to the estimate of the plaintiff, at least 25,000 of the people suffering from hearing impairment (of the 50,000 he claims are defined as hearing impaired) are customers of the Company. The Company has not yet filed its response to the motion for certification.

C.	Supplier and communication provider claims

During the normal course of business, various legal claims have been filed against the Company by suppliers who supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence.

At December 31, 2010, these claims amounted to NIS 64.331 million. The financial statements include appropriate provisions amounting to NIS 161,000 where provisions are required to cover the exposure resulting from such claims.

3.
Other contingent liabilities

Pursuant to an immediate report issued by HOT Communication Services ("the Cable Company"), in July 2010, there was a ruling in the arbitration between the Cable Company and Association of Composers, Authors and Publishers of Music in Israel (ACUM) regarding a mechanism for calculation of the annual royalties for the use of works, the rights of which are protected by ACUM. According to this report, the arbitration ruling accepted, in principle, the model for calculation of royalties presented by ACUM in the proceeding, with the exception of certain changes, and determined that this model would also apply to the difference in royalties from 2003 onward, to be calculated by the parties to the arbitration in a settlement. The Cable Company announced that it intends to appeal the arbitrator’s ruling. Since the arbitrator’s ruling and the other arbitration documents were not submitted to the Company, the Company does not know which model was adopted and the reasoning behind the arbitrator’s ruling. However, pursuant to the agreements between the Company and ACUM, the royalties paid to ACUM since 2003 may be updated, inter alia, depending on the agreement to be reached by the Cable Company and ACUM, and according to ACUM, also subject to the arbitrator’s ruling.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTINGENT LIABILITIES (CONTD.)

3.
Other contingent liabilities (contd.)

Consequently, the Company's management believes that after the arbitration ruling, the Company could be required to pay significant sums retroactively. In view of the above, the Company revised its estimate of the royalties as from 2003. The updated estimate was prepared on the basis of model for calculation of royalties which was received from ACUM shortly after the arbitration ruling, with adjustments in accordance with the estimate of the Company’s management. This served as the basis for the material provisions that the Company included in its financial statements.

NOTE 22 – EQUITY

A.	Share capital

  The equity consists of ordinary shares of NIS 1 par value each, as follows:

	December 31,	December 31,
	2010	2009
	Nmber of shares and amount in NIS

Issued and paid up share capital	29,896	29,896

Registered capital	39,000	39,000

B.	Option warrants for shareholders

  See Note 16(B).

NOTE 23 – COST OF REVENUES

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Wages and incidentals	148,545	132,172	117,294
Content costs	350,688	295,608	278,285
Utilized broadcasting rights	168,799	180,826	168,478
Use of space segments	89,990	94,228	89,997
Depreciation and amortization	237,260	200,679	217,873
Car allowance	25,409	19,055	20,427
Royalties	10,944	13,581	17,555
Other	97,213	105,952	181,262

	1,128,848	1,042,101	1,091,171

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 24 – SALES AND MARKETING EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Wages and incidentals	29,805	27,913	28,919
Advertising	67,624	60,897	62,862
Marketing consultation	1,729	1,603	1,791
Car allowance	8,786	7,921	8,739
Depreciation	32,165	20,862	21,510
Other	3,093	3,116	4,341

	143,202	122,312	128,162

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Wages and incidentals	54,347	45,490	49,119
Share-based payment	2,460	5,295	1,636
Professional consultation and fees	10,100	7,738	8,966
Rental and maintenance fees	13,181	12,727	12,706
Depreciation	15,307	12,662	10,497
Provision for doubtful and bad debts	805	1,764	2,352
Subcontractors (mainly for system maintenance)	20,462	19,648	18,726
Other	15,899	12,481	12,149

	132,561	117,805	116,151

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 - FINANCING EXPENSES, NET

Recognized in profit or loss

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(316)	(77)	(178)
Change in fair value of financial assets at fair value through profit and loss	(351)	(5,518)	(35,883)
Income from linkage and other differentials	(8,646)	(2,752)	(15,744)
Financing income recognized in profit and loss	(9,313)	(8,347)	(51,805)

Expenses for shareholder loans	228,464	258,183	255,164
Expenses for discounting of shareholder loans	90,035	42,190	7,797
Change in fair value of financial assets at fair value through profit and loss	7,244	4,558	43,579
Interest expenses for financial liabilities
measured at reduced cost	127,544	124,189	127,392
Expenses for linkage differences	19,449	29,343	34,163
Expenses from exchange rate changes	277	3,253	12,825
Other financing expenses	27,070	16,557	11,691
Financing income recognized in profit and loss	500,083	478,273	492,611

Net financing expenses recognized in profit and loss	490,770	469,926	440,806

NOTE 27 – INCOME TAX

A.	Income tax expense components

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Current tax expense
For the current period	1,188	972	1,048
In respect of preceding years	-	(227)	-

	1,188	745	1,048

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 27 – INCOME TAX (CONTD.)

B.	Deferred tax assets and liabilities

At the reporting date, the Company has losses and deductions for inflation of NIS 4.7 billion for tax purposes carried forward to the next year (in 2009, NIS 4.4 billion).

Loss balances and deductions carried forward to the next year are CPI linked to the end of 2007.

The deductible temporary differences and tax losses do not expire under current tax legislation. The Company does not create deferred tax assets since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

C.	Tax assessments

The Company has final tax assessments up to and including 2004 and tax assessments that are considered as final up to 2005.

D.	Tax authority hearings

In February 2010, the Company reported to the Tax Authority a payment deficit of NIS 2.85 million (tax principal), for value added tax for 2006 and thereafter, which was discovered in an internal audit by the Company for the yes-WOW venture (offering a service bundle including DBS television services, infrastructure connection to the internet provided by the Company and internet access services provided by Bezeq International Ltd.).

At the date of approval of the financial statements, this amount was paid to the tax authorities.

In August 2010, the Company received tax assessments in which the Tax Authority claimed NIS 9.6 million (including interest and linkage differences) for the period commencing in January 2006 and ending in July 2010.

The management of the Company believes, based, inter alia, on the opinion of its legal counsel, that it is likely that the assessment will be cancelled in full.

NOTE 28 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and collateral are as follows:

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Debentures	1,087,035	680,553
Borrowings from banks	606,248	890,734
Guarantees	40,319	39,460

B.	To secure these liabilities and collateral, the Company recorded a lien on all its assets, including share capital.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

C.
The terms of loans and credit facility that the Company received from banks (NIS 634 million at December 31, 2010) impose the following restrictions: the lien or sale of certain assets, receipt of credit from other banks (without the prior approval of the lending bank), distribution of a dividend, repayment of shareholder loans, transactions with interested parties, changes in the shareholding ratio of shareholders, the Company's compliance with various licenses granted to it, purchase of securities by the Company and the establishment of a subsidiary, and the issuance of shares or other securities of the Company. The parameters for compliance with the financial covenants are measured quarterly and the objectives of one of them change in each quarter. Non-compliance with the financial covenants (subject to the extension term set out in the agreement) awards the banks the right to demand early settlement of the loans that the Company received.

At December 31, 2010, the Company is in compliance with the covenants in the amended financing agreement.

NOTE 29 - FINANCIAL RISK MANAGEMENT

A.	General The Company is exposed to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk (including currency and interest risks)

   This Note presents information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

B.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from trade receivables.

Management has a credit policy and the Company's exposure to credit risks is monitored on a regular basis.

The Company regularly monitors trade receivables and the financial statements include provisions for doubtful debts which properly reflect, in management’s estimation, the loss inherent in debts for which collection is uncertain.

C.	Liquidity risk

Liquidity risk is the risk of the Company being unable to meet its financial liabilities repayable by cash or other financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, the degree of liquidity that is sufficient to meet its liabilities on time, under normal conditions and stressful conditions, without causing it unexpected losses or harming its goodwill.

D.	Market risk

Market risk is the risk that changes to market prices such as exchange rates and interest rates will impact the Company's income or the value of its holdings in financial instruments. The objective of market risk management is to manage and supervise the exposure to market risks under standard parameters, by maximizing the risk yield.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31,	December 31,
	2010	2009
	Number of shares and amount in NIS

Trade receivables	168,847	160,152
Other receivables	7,994	9,677	*

	176,841	169,829

  *     Reclassified

(2)	Aging of debts and impairment losses

	December 31,	December 31,
	2010	2009
	Number of shares and amount in NIS

Not past due	166,200	156,061
Past due up to one year	10,106	8,152
Past due one to two years	2,925	7,693
Past due more than two years	5,233	3,917
	184,464	175,823

Less provision for doubtful debts	(7,700)	(9,013)

Total	176,764	166,810

(3)	Changes in provision for doubtful and bad debts:

	December 31,	December 31,
	2010	2009
	Number of shares and amount in NIS

Balance at January 1	9,013	8,730
Increase (decrease)	(1,313)	283

Balance at December 31	7,700	9,013

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk Below are the contractual repayment dates of financial liabilities, including interest payments. This aging does not include the impact of netting agreements.

	December 31, 2010
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest	85,735	85,735	85,735	-	-	-	-
Credit from banks at variable interest – long-term loan	156,154	164,127	11,508	152,619	-	-	-
Credit from banks at fixed interest	364,358	424,460	29,229	28,845	78,227	288,159	-
Debentures, including accrued interest	1,117,317	1,635,507	40,368	96,130	136,791	459,126	903,092
Loans from shareholders	2,300,387	3,893,207	-	-	-	-	3,893,207

	4,023,951	6,203,036	166,840	277,594	215,018	747,285	4,796,299

Derivative financial liabilities:
Forward exchange contracts, net	2,929	2,929	2,929	-	-	-	-

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2009
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest	44,504	44,504	44,504	-	-	-	-
Credit from banks at fixed interest	846,230	976,660	186,350	141,301	290,841	358,168	-
Debentures, including accrued interest	708,778	985,762	29,013	83,352	107,761	357,452	408,184
Loans from institutions	181,729	275,956	-	-	-	275,956	-
Loans from shareholders	1,982,166	5,164,460	-	-	-	-	5,164,460

	3,763,407	7,447,342	259,867	224,653	398,602	991,576	5,572,644

Derivative financial liabilities:
Forward exchange contracts, net	989	989	989	-	-	-	-

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows:

	December 31, 2010
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-financial items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Assets
Trade receivables	164,889	-	3,958	-	168,847
Other receivables	7,983	2	9	3,156	11,150

Total assets	172,872	2	3,967	3,156	179,997

Liabilities
Borrowings from banks	135,438	-	-	-	135,438
Trade payables	243,135	-	112,636	-	355,771
Other payables	62,092	77,452	2,938	22,469	164,951
Debentures	-	1,030,973	-	-	1,030,973
Current maturities for debentures	-	56,062	-	-	56,062
Loans from shareholders	-	2,300,387	-	-	2,300,387
Bank loans	470,810	-	-	-	470,810
Long-term trade payables	54,264	-	-	-	54,264

Total liabilities	965,739	3,464,874	115,574	22,469	4,568,656

Surplus liabilities over assets	792,867	3,464,872	111,607	19,313	4,388,659

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows: (contd.)

	December 31, 2009
	Unlinked		CPI-linked		In foreign currency or foreign currency linked (mainly USD)	Non-financial items	Total
	NIS thousands		NIS thousands		NIS thousands	NIS thousands	NIS thousands

Assets
Trade receivables	155,111		-		5,041	-	160,152
Other receivables	9,634	*	2		41	1,520	11,197

Total assets	164,745		2		5,082	1,520	171,349

Liabilities
Borrowings from banks	283,698		-		-	-	283,698
Trade payables	321,688	*	-		83,701	-	405,389
Other payables	56,392	*	76,087		-	17,941	150,420
Debentures	-		625,741		-	-	625,741
Current maturities for debentures	-		54,812		-	-	54,812
Loans from shareholders	-		1,981,887		-	-	1,981,887
Loans from institutions	-		181,729		-	-	181,729
Bank loans	607,036		-		-	-	607,036
Long-term trade payables	9,001		-	*	-	-	9,001

Total liabilities	1,277,815		2,920,256		83,701	17,941	4,299,713

Surplus liabilities over assets	1,113,070		2,920,254		78,619	16,421	4,128,364

* Reclassified

(2)	CPI and exchange rates of material currencies:

	December 31	December 31	Change (%)	Change (%)
	2010	2009	2010	2009

CPI in points	113.51	110.57	2.7	3.9
USD exchange rate	3.549	3.775	(6.0)	(0.7)
Euro exchange rate	4.738	5.442	(12.9)	2.7

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk Types of Interest of the Company's interest-bearing financial instruments:

	Carrying amount	Carrying amount
	2010	2009
	NIS thousands	NIS thousands

Fixed-interest instruments
Other receivables	77	3,020

Financial liabilities	3,751,781	3,690,679

Variable-interest instruments
Financial liabilities	241,889	43,816

E.
Fair value compared to carrying amounts

The carrying amount of assets and liabilities correspond with or are close to their fair values.

Fair value of financial assets and liabilities, which are not stated at fair value:

	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	520,512	521,904	846,230	841,671
Loans from institutions	-	-	181,729	192,263
Debentures, including accrued interest	1,117,317	1,293,986	708,778	714,603

	1,637,829	1,815,890	1,736,737	1,748,537
See Note 4 for the basis for determining fair value.

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and in 2010 ranged between 5.5% and 6.62% (in 2009, 8.42%-9.23%).:

F.	Derivative financial instruments The Company has limited involvement in derivative financial instruments. The Company contracts such transactions to hedge its cash flows. See details in Note 30B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity test Below are sensitivity tests for changes in the main market risks where changes will alter the values of assets and liabilities and affect the Company's net profit and equity.

(1)
Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as loans, debentures and customer deposits. The sensitivity analysis of 5% and 10% refers to the rate of deviation from an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel.

Sensitivity analysis at December 31, 2010

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,343)	(3,671)	3,671	7,343

Sensitivity analysis at December 31, 2009

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,930)	(2,965)	2,965	5,930

(2)	Sensitivity analysis of changes in the US dollar exchange rate

The Company has financial instruments that are sensitive to changes in the US dollar exchange rate, such as trade payables and forward transactions. The sensitivity analysis of 5% and 10% refers to the rate of change in the exchange rate.

Sensitivity analysis at December 31, 2010

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(1,612)	(806)	806	1,612

Sensitivity analysis at December 31, 2009

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,704)	(3,852)	3,852	7,704

(3)
Sensitivity to change in interest rates

The Company has financial instruments that are sensitive to changes in interest rates such as financial liabilities to banks. The sensitivity analysis of 5% and 10% refers to the rate of change in the interest rate.

Sensitivity analysis at December 31, 2010

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,169)	(2,599)	2,628	5,287

Sensitivity analysis at December 31, 2009

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(176)	(88)	88	176

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31, 2010	December 31, 2009
	NIS thousands	NIS thousands

Revenue (3)	1,165	12,196
Cost of revenue (1)	101,251	112,576
Administrative and general expenses	2,376	1,855
Financing expenses	320,032	302,303
Salary and benefits for interested parties employed by the Company (2)	5,802	8,367

(1)	The expenses primarily include costs of leasing space segments from an interested party and operating costs of Bezeq Online call center (see Note 20).

(2)
The Company's CEO participates in an options plan for shares in the parent company (see Note 19). In addition, on August 11, 2008, the Company's board of directors approved a two year options plan for the Company’s CEO for 2009 and 2010, based on compliance with certain goals defined in the plan.

(3)	Includes revenue from the sale of content to an interested party.

B.	Balances with related parties

	December 31, 2010	December 31, 2009
	NIS thousands	NIS thousands

Note 16 – Loans from Shareholders	2,300,387	1,981,887
Current liabilities	73,664	77,902
Non-current liabilities	54,253	8,340
Other receivables	77	52

C.	Additional details

(1)
The Company has an agreement for the import and maintenance of digital satellite decoders from a company that is an interested party (see Note 20).

The cost of acquisition and maintenance of decoders amounted to NIS 88 million (in 2009 – NIS 57 million).

(2)	For information about the options allocated to the Company's shareholders, see Note 16B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 32 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In February 2011 the government decided, further to an review of the Ministry of Communications and Ministry of Finance, together with the Second Authority and the Council, to formulate legislative amendments to anchor the expansion of the DTT setup, in two stages, within 24 months from the entry into force of these legislative amendments. Pursuant to the decision, and subject to its terms and the terms to be determined in the legislation, a radio channel containing regional and national radio channels, an “Educational 23” channel, the designated Russian-language channel, the designated Israeli and Mediterranean music channel, an additional channel of the Israel Broadcasting Authority which will broadcast using HD technology, a designated Arabic channel, a designated news channel and a dedicated heritage channel will be added to the setup in two stages. Any of the above channels may be added upon its request with payment of a distribution charge. In accordance with the decision, the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add more channels to the setup in accordance with applications from the channels and the regulations which will be determined in this matter. The government also decided that in January 2014, the ownership and operation of the DTT setup would be transferred from the Second Authority to another government or public body which does not supervise television broadcasts. An increase or variation in the number of channels to be distributed via this setup is likely, in the opinion of the Company, to increase the capability of the setup to offer substitutes for DBS's services and this is liable to cause material harm to its revenues.

B.
In January 2011, the Company and Bezeq signed agreements according to which the Company will market Bezeq’s telephony and internet infrastructure services, including as part of the service bundle, and Bezeq will market the Company’s television services, including as part of the service bundle. The agreements were approved as a transaction in which a controlling shareholder has a personal interest. At the reporting date, the parties have not yet implemented the provisions of these agreements.

C.
In January 2011, the Knesset Finance Committee approved an amendment to the Royalties (Satellite Broadcasts) Regulations so that in 2011 and 2012 the rate of royalties would be 1.75% and 2.5% of taxable income respectively, and would revert to 1% commencing 2013 or on the date when the terms laid down in the Regulations are met.

D.
The Company is examining the possibility of expanding the debentures series (Series B) by issuing additional debentures for NIS 120 million, according to orders it received from institutions, subject to the approval of the banks and confirmation from the rating company that the debentures will not be downgraded as a result. Fifty percent of the consideration from the issue is designated for early repayment of part of the Company’s long-term bank loans. At the reporting date, the expansion of the series has not yet been approved And the necessary approvals were not yet received.

E.
On January 9, 2011, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court for NIS 50 million. The plaintiff alleges that the Company violated its obligation, inter alia, pursuant to the Communications (Telecommunications and Broadcasts) Law 5742-1982 and the Regulations for Restricting Volume during Commercials, Promos and Other Broadcasts, 5769-2009. The plaintiff contends that these breaches are reflected in the volume in broadcasts of the Company’s commercials, promos and service announcements. The amount of the claim for each subscriber is NIS 100, and the plaintiff estimates that the group he seeks to represent includes approximately 500,000 subscribers. The Company has not yet responded to the motion for certification.

F.	On March 1, 2011, the Company received a rating of ilA- for additional debentures of NIS 120 million par value, to be issued in expansion of Series B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 33 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, on March 7, 2011, the Company’s board of directors authorized Mr. David Efrati, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve and to sign the Company’s financial statements as at December 31, 2010.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B COMMUNICATIONS LTD.

By:	/s/Eli Holtzman
Eli Holtzman
Chief Executive Officer

By:	/s/Doron Turgeman
Doron Turgeman
Chief Financial Officer

Dated: June 30, 2011