Form 20-F
period 2014-12-31
B COMMUNICATIONS LTD
filed 2015-04-27
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Ordinary Shares, par value NIS 0.1 per share 29,889,045 shares
(as of December 31, 2014)

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

Yes ☐                    No ☒

INTRODUCTION

Our ordinary shares are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or TASE (symbol: BCOM). On April 14, 2010, we completed the acquisition of the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 11 directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition.

The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 58.4% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, Internet service provider, or ISP, services, international telephony, or ILD, services, international and domestic data transfer and network services and information and communication technology, or ICT, services, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

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

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2014 (NIS 3.889 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

The tables below as of and for the five years ended December 31, 2014 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 appear in this annual report.

Consolidated Statement of Income Data:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
						($ in millions), except share and per share data)

	(NIS in millions)( except share and per share data)

Revenues	8,657	11,373	10,278	9,563	9,055	2,328
Depreciation and amortization	2,294	2,984	2,367	2,014	1,873	482
Salaries	1,488	2, 101	1,978	1,873	1,770	455
General and operating expenses	3,640	4,462	3,995	3,584	3,368	866
Other operating expenses	5	326	(11)	57	(535)	(138)
Operating income	1,230	1,500	1,949	2,035	2,579	663
Finance expense	600	985	917	843	1,236	318
Finance income	(313)	(485)	(562)	(523)	(625)	(161)
Income after financing expenses (income), net	943	1,000	1,594	1,715	1,968	506
Share of losses in equity-accounted investee	235	216	245	252	170	44
Income before income tax	708	784	1,349	1,463	1,798	462
Income tax	385	656	556	524	667	171
Net income for the year	323	128	793	939	1,131	291
Income (loss) attributable to:
Owners of the company	(140)	(216)	46	137	(21)	(5)
Non-controlling interests	463	344	747	802	1,152	296
Net income for the year	323	128	793	939	1,131	291
Basic earnings (loss) per share.	4.83	(7.26)	1.55	4.56	(0.70)	(0.18)
Diluted earnings (loss) per share	4.93	(7.30)	1.52	4.50	(0.81)	(0.21)

Statements of Financial Position:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(NIS in millions)					($ in millions)
Cash and cash equivalents	383	1,369	757	739	713	183
Restricted cash	-	-	-	-	65	17
Total assets	24,034	24,912	22,629	21,083	21,236	5,461
Total current liabilities	4,157	4,653	4,761	3,949	3,898	1,003
Non-current liabilities	11,534	15,264	13,532	13,222	13,750	3,536

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

Period	Average

Year ended December 31, 2010	3.732
Year ended December 31, 2011	3.579
Year ended December 31, 2012	3.733
Year ended December 31, 2013	3.601
Year ended December 31, 2014	3.889

Period	High	Low

November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.899
February 2015	3.966	3.844
March 2015	4.053	3.926
April 2015 (through April 24)	4.014	3.924

On April 24, 2015, the representative rate of exchange was NIS 3.924 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Bezeq Group faces significant competition from established and new competitors who provide cellular telephony, fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.

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

In November 2014, following hearings earlier in the year, the  Minister of Communications decided to amend the licenses of Bezeq and Hot Telecommunications, the two infrastructure owners in Israel, and to define the basket of services under that license, i.e., managed broadband access and wholesale telephony services. The applicable new regulations include the obligation to provide the services, including accompanying services, and the regulation of maximum rates (which require the Finance Minister’s approval) for the provision of the wholesale services.

 The ongoing implementation of the wholesale market regulation  may have a significant negative impact on the Bezeq Group which cannot be quantified at this time. Nonetheless,  the Bezeq Group may in the future be granted a permit to provide non-divisible bundles of services and the structural separation may be cancelled.

Fixed-Line Telephony. Competition in the fixed-line telephony market is intense. We believe that competition in this market will continue to increase due to the implementation of the wholesale market, the low barriers to entry and regulations permitting new service providers to provide telephony services using voice over Internet protocol, or VoIP, or voice over broadband, or VoB, technology.

Upon application of the wholesale market, ISPs and holders of a general special license will compete with Bezeq, among others, in the provision of service packages that include broadband services, using Bezeq's infrastructure at wholesale prices.  Communication operators that compete with Bezeq may buy services from Bezeq at supervised prices, including infrastructure segments, and thus compete with Bezeq by selling complete service packages to their customers.

Fixed-Line Broadband Internet Infrastructure Access. Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. Bezeq’s fixed-line broadband Internet infrastructure access services business also faces competition from cellular telephony operators who are increasingly able to utilize a combination of technologically advanced and high bandwidth technologies, such as universal mobile telecommunications system, or UMTS, and long term evolution, or LTE, technology. The Ministry of Communications’ policy for the establishment of a wholesale market for fixed-line telephony and broadband Internet infrastructure access, pursuant to which Bezeq would be required to provide access to its fixed-line broadband Internet network infrastructure to other service providers on a wholesale basis, may increase competition in the fixed-line broadband Internet infrastructure access market.

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are in Israel today a number of infrastructures with the potential to serve as communications infrastructures based on optical fibers, which are mostly owned by government companies and bodies. Among these are the infrasructures of the Israel Electric Corporation (IEC), Israel Railways, Mekorot Israel National Water Company, Petroleum & Energy Infrastructure Ltd. and Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to communications license holders by deploying their own infrastructures.

In August 2013, IBC Israel Broadband Company (2013) Ltd., or IBC, (60% of which is owned by a group of investors headed by the ViaEurope Group and 40% is owned by IEC) was granted a general license for the provision of communication infrastructure services (i.e.,  data communications, digital transmission and VPN) over fiber optics. In accordance with the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optics network and will become the network’s operator. In addition, IBC is entitled to use the communication facilities of another operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years.

At the same time, IBC received a special license for the provision of domestic fixed data-communication services, according to which it is entitled to provide IP/VPN services and broadband data-communication lines for a period of five years (with the option to request an extension). This special license does not necessitate the provision of universal services to all the residents in Israel.

Bezeq estimates that the significant relief granted to IBC in respect of the obligation to provide universal service (the option to make a gradual universal deployment over a long period of time), the granting of a special license for the provision of data-communication services without providing universal service, and the possibility that  IBC will be allowed to receive wholesale infrastructure services from Bezeq may adversely affect Bezeq’s operations and its financial results.

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

In November 2013, Partner and HOT Mobile announced that they had entered into a 15-year network sharing agreement, the scope and terms of which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. Pursuant to the network sharing agreement, the parties agreed to form a joint venture, which will own, develop and operate a cellular network to be shared by both companies. As an intermediate measure, Partner and HOT Mobile have entered into a rights of use agreement, which will be valid until no later than December 31, 2016, under which Partner will grant HOT Mobile, when possible, rights of use of its cellular network in order to supplement HOT Mobile’s network coverage. On December 9, 2013, Pelephone entered into an agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive elements of cell sites for existing networks. Effectiveness of each of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner, as well as an additional indefeasible right of use agreement between Cellcom and Golan Telecom for the use of Cellcom’s 2G and 3G radio networks. There is no assurance that the agreements will receive the requisite regulatory approvals. If either of the network sharing agreements obtains the requisite approvals and becomes effective while the other does not, the competitive position of the parties to the agreement that has not been approved could be adversely affected.

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

There can be no assurance that the measures taken by the Bezeq Group companies to streamline their operations and improve the services they provide to differentiate themselves from their competitors will be successful. If the Bezeq Group companies are unsuccessful in their efforts, the Bezeq Group’s business, financial condition and results of operations could be adversely affected.

The Bezeq Group operates in a highly regulated telecommunications market, which limits its flexibility in managing its business and may materially and adversely affect its results of operations.

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

Bezeq’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. The Minister is authorized to intervene in existing tariffs and marketing offerings and impose directives on Bezeq. On average, Bezeq’s controlled tariffs erode in real terms. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on Bezeq's business and financial results.  Furthermore, the limitations applicable to Bezeq in marketing alternative tariff packages could create difficulties for Bezeq in offering an appropriate competitive response to changes in the market. In the context of the application of a wholesale market, the Ministry of Communications has the power to set the price for which Bezeq will sell its services to license holders. The low prices determined may adversely affect Bezeq's level of revenues and profits.

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

Approximately 20% of the Bezeq Group’s cell sites are wireless access devices that operate in reliance on an exemption from the requirement to obtain a building permit. Bezeq Group’s reliance on the exemption for wireless access devices have been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, the Bezeq Group is unable to further construct wireless access devices in cellular networks in reliance on the exemption. Under a decision of the Supreme Court of February 2011, the order will not apply to the replacement of existing wireless access devices under certain conditions. In September 2011, the interim order was relaxed to allow two new UMTS operators, Hot Mobile and Golan Telecom, to construct wireless access devices in reliance on the exemption until July 31, 2012 and was thereafter extended several times until April 2014. Should the Israeli Supreme Court determine that all wireless access devices without building permits must be removed, it could have a negative impact on Pelephone and the Bezeq Group.

The Bezeq Group’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

The Bezeq Group provides services using various infrastructure systems that include exchanges, transmission, data communication and access systems, cables and computerized systems. Any failure to manage the growth and complexity of the Bezeq Group’s networks could lead to a degradation of service and network disruptions that could harm its reputation and result in a loss of subscribers. Furthermore, Pelephone’s cellular telephony business uses two frequency ranges, 850 MHz, 2100 MHz, and 15 MHz of bandwidth within the 1800 MHz, which are exposed to interruptions that could impair the service quality of the networks that Pelephone operates.

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

On January 21, 2015, Pelephone participated in an online tender held by the State of Israel for the allocation of 4G LTE frequencies. Under the tender, Pelephone received 15 MHz of bandwidth within the 1800 MHz spectrum, at a total cost of NIS 96 million.

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

Under the Concentration Law, Bezeq and each corporation owned by Bezeq and by the Eurocom Group (a private telecommunications group in Israel that has investments in telecommunications, satellite services, media, consumer electronic products, real estate, financial services and additional fields) is deemed a “Concentrating Entity,” within the meaning of the Concentration Law. In addition, YES is deemed to be an influential entity in the broadcasting field and, as a result, it too is deemed a “Concentrating Entity.” Accordingly, each award of rights (including the award of a license) by a governmental authority in an “Essential Infrastructure Field,” within the meaning of the Concentration Law, and the extension of existing licenses held by any of the Bezeq Group companies, are subject to the procedures set out in the Concentration Law, including the consideration of control concentration factors and factors relating to the promotion of an industry’s competitiveness, as well as consulting with the Committee for Reducing Concentration. The governmental authority and the Committee are obliged to consider, among other things, factors concerning the prevention of the expansion of the operations of the “Concentrating Entity.” If, as a result of the implementation of the procedures under the Concentration Law, a license is not granted to a Bezeq Group company or an existing license is not extended, the Bezeq Group’s business could be adversely impacted. Furthermore, some of the competitors of the Bezeq Group companies are not, and future competitors may not, be deemed a Concentrating Entity and therefore, are not subject to the foregoing restricting procedures which could give them a competitive advantage over the Bezeq Group companies.

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

The Bezeq Group could be subject to labor disruptions that interfere with its operations and adversely affect the Bezeq Group’s business, financial condition and results of operations.

The Bezeq Group could be subject to labor disputes and adverse employee relations which could disrupt its operations and adversely affect its business, financial condition and results of operations. A significant portion of its employeesis represented by labor unions, and it is possible that such employees, and our other employees, could attempt to take collective action against companies in the Bezeq Group if they are unhappy with their employment conditions. Existing employment agreements with the employees and labor union agreements may not prevent a strike or work stoppage in the future. There can be no assurance that the Bezeq Group will not experience labor disputes and/or adverse employee relations in the future.

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

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. In certain cases, substantial investments have been made in the equipment or software of a particular supplier, making it difficult to quickly change supply and maintenance relationships in the event that the initial supplier refuses to offer favorable prices or ceases to produce equipment or provide the support that the Bezeq Group requires. Further, in the event that hardware or software products or related services are defective, it may be difficult or impossible to enforce recourse claims against suppliers, especially if warranties included in contracts with suppliers have expired or are exceeded by those in the Bezeq Group companies’ contracts with their subscribers, in individual cases, or if the suppliers are insolvent, in whole or in part. In addition, there can be no assurances that the Bezeq Group will be able to obtain the hardware, software and services it needs for the operation of its business, in a timely manner, at competitive terms and in adequate amounts. The Bezeq Group’s key suppliers include the following:

•	Bezeq:

Supplier Name	Area of Expertise
Alcatel	Metro transmission
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to the Bezeq’s switching network
Comverse Ltd.	Switching networks for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
EMC	Hardware and backup, restoration and survivability solutions for systems and infrastructures
VMware	Infrastructure for most of the virtualization of the servers

•	Pelephone: Apple Distribution International, Ericsson, Nortel and Motorola.

•	Bezeq International: British Telecom and MedNautilus.

•	YES: Eurocom Digital, Advanced Digital Broadcast S.A., Pace Micro Technology PLC, Altech Multimedia International (Pty) Ltd. and NDS Ltd.

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

In August 2013, IBC, a telecommunications joint venture between the government-owned IEC and a consortium of non-government companies that was selected by the IEC in a tender procedure, was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers. IBC has begun operating in several cities and announced its intention to begin operating in additional cities in 2015. Unlike the other communications groups, Bezeq Group is at present, subject to the stricter limitations.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided based on a broadband Internet infrastructure of another operator without need for an independent fixed-line infrastructure (and competition based on dividing the network into sections and wholesale sale of services), significantly reduces the size of investment required from those competing with Bezeq, thereby lowering the barriers to entry in the fixed-line segment.

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

We have a substantial amount of indebtedness. As of April 27, 2015, we had approximately NIS 3.7 billion (approximately $1 billion) of debt. Our significant level of debt could have important consequences, including, but not limited to, the following:

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

The terms of the indentures governing our 7⅜% Senior Secured Notes and our Series B Debentures contain a number of significant covenants or other provisions that could adversely affect our ability to operate our business. These covenants restrict our ability to, among other things:

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

We report our financial results in NIS. Bezeq receives payments in NIS for most of its sales. As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition. As a result of our issuance of 7⅜% Senior Secured Notes in February 2014, we incurred $800 million of U.S. denominated debt that is subject to exchange rate fluctuations. Although we have entered into certain hedging arrangements to protect against certain foreign currency exchange rate risks associated with the Notes, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results. In addition, if one (or more) of our counterparties falls into bankruptcy, claims we have under any such hedging arrangements may become worthless. In addition, in the event that we refinance our debt or otherwise terminate hedging agreements, we may be required to make termination payments, which would result in a loss.

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

In accordance with the Concentration Law, if either we or Internet Gold are unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date.

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

Internet Gold owned approximately 66.71% of our outstanding ordinary shares as of April 27, 2015. For as long as Internet Gold has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent, Eurocom Communications and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law). Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders.

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

We were organized under the laws of the State of Israel in 1999 as “Gold E Ltd.” We changed our name to Goldtrade Electronic Trading Ltd. in 2000, to Smile.Communications Ltd. in 2006 and to 012 Smile. Communications Ltd. in 2007. On March 16, 2010, we changed our name to B Communications Ltd. in connection with our acquisition of the controlling interest in Bezeq.

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

Prior to our October 2007 initial public offering in the United States, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Select Market and the TASE. Internet Gold owned 66.71% of our ordinary shares as of the date of this report and Eurocom Communications owned 65.59% of Internet Gold’s outstanding shares as of such date. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for a purchase price of approximately NIS 6.5 billion in cash and became the controlling shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of our company. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release.

In addition to our ownership of Bezeq shares, a total of 1,000,000 ordinary shares of Bezeq are jointly held by Mr. Shaul Elovitch, our controlling shareholder, and his brother Mr. Yossef Elovitch. Further, 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.

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

In connection with our issuance of the 7⅜% Senior Secured Notes, the Security Agent for such notes was granted a pledge permit which enabled us to pledge the pledged Bezeq Shares and pledged SP2 Shares as collateral for the notes and certain hedging obligations. However, pursuant to the Communications Order and the Pledge Permit, no person (individually and acting in concert with other persons) may directly or indirectly hold, acquire or control, at any given time, more than 10% of the outstanding principal amount of 7⅜% Senior Secured Notes without first obtaining a permit.

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

Bezeq’s Operations

Our principal asset is our controlling interest in Bezeq, Israel’s largest telecommunications provider based on revenue and subscribers. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 58.4% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of December 31, 2014
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony	65.0%	1 of 4
	Fixed-Line Broadband Internet Infrastructure Access	66.0%	1 of 2
Pelephone	Cellular Telephony	25.5%	3 of 5
Bezeq International	ISP	42.0%	1 of 4
	ILD	23.0%	—
YES	Pay Television	42.0%	2 of 2

The Bezeq Group had approximately 2.2 million active fixed telephone lines in its fixed-line telephony business, 1.36 million fixed-line broadband Internet infrastructure access services subscribers, 2.59 million cellular telephony services subscribers and 632,000 pay television services subscribers as of December 31, 2014. For the year ended December 31, 2014, the Bezeq Group had revenues of NIS 9.1 billion (approximately $2.3 billion). As Bezeq does not consolidate YES’s results into its financial statements, the foregoing amounts do not include the results of YES.

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

Bezeq Domestic Fixed-Line Communications	As at and for the year ended December 31, 2014
(in millions, except percentages)
Revenues	NIS 4,317
Fixed-line telephony
Estimated market share(1)	65%
Active lines	2.21
Churn rate	11.1%
Fixed-line broadband Internet infrastructure access
Estimated market share	66%
Subscribers	1.36
__________________
(1)	As of December 31, 2014, Bezeq’s market share in the business and private sectors of the fixed-line telephony market is estimated to be 74% and 56%, respectively.

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

Pelephone	As at and for the year ended December 31, 2014
(in millions, except percentages)
Revenues	NIS 3,419
Estimated market share	25.5%
Active lines	2.59
Churn rate	27.0%

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International is the leading provider of ISP services in Israel and one of Israel’s leading providers of ILD and international and domestic data transfer and network services. Bezeq International provides comprehensive communications solutions that include ISP and related value-added services, international and domestic telephony, PBX supply and support, ICT, cloud computing services, data communications and information security, website server hosting and related managed services. Bezeq International also owns the JONAH high-speed submarine optical fiber communications cable system connecting Israel and Europe, which provides increased bandwidth (capacity and speed) and has positioned Bezeq International as the sole ISP in Israel to own and operate an advanced international network.

Bezeq International	As at and for the year ended December 31, 2014
(in millions, except percentages)
Revenues	NIS 1,504
ISP
Estimated market share	42.0%
Churn rate	17.0%
ILD
Estimated market share	23.0%

Multi-Channel Pay Television (YES)

YES is 58.4% held by Bezeq and 41.6% held by Eurocom DBS (the voting rights with respect to the shares held by Eurocom DBS are held in trust under an irrevocable power). Eurocom DBS is (indirectly) controlled by Mr. Shaul Elovitch, who indirectly controls us. YES offers nationwide coverage through its DTH technology and is the only company in Israel licensed to provide multi-channel pay television broadcasts via satellite and is one of only two companies in Israel licensed to provide multi-channel television services, with nation-wide coverage and innovative and advanced technologies, including PVR, VOD and HD television. YES focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. In addition, YES has a strong track record of innovative technology development and is a leading provider of value-added services, including hybrid IP and DTH based set-top boxes (including PVR and VOD).

YES	As at and for the year ended December 31, 2014
(in millions, except percentages)
Revenues	NIS 1,724
Estimated market share	42.0%
Subscribers (in thousands)	632
Churn rate	12.8%

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

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates, with estimated market shares as of December 31, 2014 of 65% in fixed-line telephony, 66% in fixed-line broadband Internet infrastructure access, 25.5% in cellular telephony, 42% in ISP, 23% in ILD and 42% in pay television, based on the numbers of active lines, subscribers or outgoing minutes, as applicable. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group’s exposure to market and regulatory conditions. For example, the Bezeq Group is able to partially mitigate the negative effects of certain market trends, such as fixed-to-mobile substitution, as a result of its presence in the cellular telephony services market and its ability to capture a share of the growing mobile subscriber base. In addition, the Bezeq Group was able to partially offset a decline in revenues in its cellular telephony segment resulting from regulatory changes instituted in January 2011, which led to a significant reduction in interconnect fee tariffs, as a result of the reduction of the Bezeq Group’s expenses for interconnect fees in the fixed-line communications segment.

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

Israel is a developed, industrialized market characterized by strong macroeconomic fundamentals. Israel is a member of the Organisation for Economic Co-operation and Development, or OECD, and had GDP per capita of $36,151 in 2013

The Israeli telecommunications market is highly developed and benefits from favorable dynamics, including high penetration rates across all telecommunications services, high penetration of postpaid contracts in the cellular telephony market, rapid adoption rates of new technologies and significant expenditures on telecommunications services by consumers and businesses. In addition, Israel is expected to experience steady population, which should provide a natural expansion of the addressable market. In particular, Bezeq expects such population trends will lead to a steady demand for fixed-line telephony services in Israel, especially among certain sectors of the growing population in Israel where fixed-line telephony is in widespread use. Furthermore, a relatively young population contributes to the attractiveness of the market, as such consumers typically spend more on telecommunications products and services while also driving increased demand for new technologies. We believe that the potential future growth in the Israeli telecommunications market will be driven by continued strong demand for higher bandwidth, both on the broadband Internet and mobile platforms, and advanced value-added services and technologies across all telecommunications services.

The Bezeq Group owns advanced nationwide network infrastructures and is positioned at the forefront of technological innovation across all of the telecom markets in Israel.

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

Bezeq has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, or FTTC) and also based on an access network (a system that connects NEPs on the subscriber's premises to the network and engineering systems). The connection from the home, or the terminal equipment (equipment which is installed on the subscriber's premises, e.g., the actual telephone, private exchanges, fax machines, modems, routers, etc.) via which the subscriber receives the service, to the access network is based on copper cables and optical cables that connect the access systems to the backbone over optic cables (on special pipes or overground network) and on (negligible) part via wireless systems.

Today, using VDSL2 technology, it is possible to provide a bandwidth of up to 100 Mbps downstream, as well as innovative added-value services. Other advantages of the new technology are simplification of the network structure and better management ability.

As of the end of 2014, Bezeq had almost completed deployment of the network.

Graph – Changes in the surfing speeds of Bezeq's Internet subscribers 2010-2014 (in Mbps at the end of each year):

Pelephone currently operates communications networks using three main technologies:

•
The 4G LTE technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

•
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. The advantage of this technology, inter alia, is that it supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This communication network is Pelephone's primary network.

•
CDMA digital technology. This technology is less prevalent worldwide than UMTS/HSPA and subscriber identification is via identification details burned onto the subscriber's terminal equipment rather than by means of a SIM card. To date, this network serves a limited number of subscribers who seldom use the network. Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, offering to upgrade their handsets to the new network. Pelephone is not expanding its investment in this network beyond the needs of current maintenance.

In December 2013, Pelephone entered into a network sharing agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive components of cell sites on each company’s existing networks. The agreements are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network. In May 2014, the Ministry of Communications published a paper regarding the "policy for sharing the broadband access network of a holder of a general license for the provision of mobile radio-telephone services”(the Policy Paper).  Bezeq believes that the sharing agreement may not comply with the threshold terms included in the Policy Paper. Pelephone is evaluating alternatives to the network sharing format that would comply with the terms of the Policy Paper.

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

In the multi-channel pay television segment, YES is the only licensed provider of multi-channel television broadcasts via satellite in Israel. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. YES differentiates itself from its main competitor, HOT, by offering a wide range of high quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, YES was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as “yes MaxTotal”). YES’s PVR offering enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. YES is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes (“yes MultiRoom”) and in 2014 YES introduced its TV Everywhere service, branded as yesGo, which allows subscribers to watch content from mobile devices.

In December 2014, Cellcom launched its Cellcom TV service, allowing VOD viewing through a special decoder, via the web, as well as the DTT content.

The establishment and development of such services could substantially affect competition in the broadcasting sector, which is currently based on designated infrastructures, and this effect could intensify if providing of such content continues without regulatory supervision.

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

The Bezeq Group is a highly cash generative business and has a proven track record of consistent operating cash flow generation. The Bezeq Group’s stable, and in some segments, growing customer base and attractive offerings and services, together with its focus on profitability, provide it with strong revenues, Adjusted EBITDA margin and operating cash flow. While generating strong cash flow, the Bezeq Group has continued to invest in its business, technologies and infrastructure through major capital expenditure programs, several of which were completed in the last four years (including, the deployment of Bezeq’s NGN, Pelephone’s advanced 3.5G UMTS/HSPA+ [4G] cellular network and the launch of Bezeq International’s JONAH cable).

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(NIS in millions except percentages)
Operating cash flow	4,014	4,152	3,796
Capital expenditure, net	1,235	916	1,045
Capital expenditure, net as a % of revenue	12.0%	9.6%	11.5%

We believe the Bezeq Group has a conservative capital structure and that such conservative capital structure and strong cash flow generation have historically enabled Bezeq to make consistent dividend payments to its shareholders. Since 2006, Bezeq has distributed dividends in an amount equal to 100% of its net income after minority share in each year (and in addition, in each of 2007 and 2011, a special dividend was approved for distribution). The average dividend yield from 2006 through 2014 was equal to 14.5%. Such consistent and stable dividend distributions have in turn provided Bezeq’s shareholders, including us, with substantial cash flow.

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

Our management team and controlling shareholder have long-standing experience in the communications sector. Our founder and Chairman, Mr. Shaul Elovitch, was one of the founders of some of Israel’s leading telecommunications businesses (including, among others, YES, Partner and Internet Gold) and other major investment businesses, and has over 40 years of experience in the telecommunications market. Our Chief Executive Officer, Doron Turgeman, has over 18 years of experience in the telecommunications sector.

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

As of December 31, 2014, Bezeq had 2.2 million active fixed telephone lines in Israel. Bezeq offers a variety of payment plans, ranging from a monthly subscription fee per fixed telephone line and charge per second of use, to various fixed-line telephony packages comprised of monthly amounts of minutes for a fixed monthly fee.

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

Bezeq provides fixed-line broadband Internet infrastructure access services to approximately 65% of the Israeli market based on the number of subscribers. There has been a growing demand for higher bandwidth speed from Bezeq’s fixed-line broadband Internet infrastructure access services subscribers in recent years.

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

Infrastructure services for HOT. Bezeq installs and provides maintenance for the portion of HOT’s cable network that runs through Bezeq’s ducts and poles, which accounts for a substantial portion of HOT’s cable network.

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

Cellular Telephony (Pelephone)

Pelephone offers its subscribers comprehensive voice, data and text messaging services and advanced multimedia services through its nationwide 3.5G UMTS/HSPA+ [4G] network. Pelephone’s basic cellular telephony (voice) services include basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. Pelephone’s customers can also access Internet services by using their handsets or through a cellular modem, or netstick, with download speeds of up to 42 Mbps. Pelephone’s value-added services include short text messages, or SMS, multimedia messages, or MMS, and content services. Pelephone also offers its customers handset repair services for a monthly payment.

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

Pelephone also provides international roaming services, based on agreements it has with cellular telephony operators abroad. In addition, Pelephone provides inbound roaming services to the customers of foreign operators while they are in Israel.

Between 2012 and 2014 Pelephone provided domestic roaming services to Rami Levy Communications and HOT Mobile. The agreement with HOT Mobile terminated in December 2014.

Pelephone offers its customers various types of cellular handsets, car telephones and hands-free devices, as well as support for its range of services. Pelephone also offers its customers modems, laptop computers and tablets. Since January 2013, the sale of handsets is no longer linked to benefits and discounts on cellular telephony services.

ISP, ILD, Data Services and ICT (Bezeq International)

ISP services

Bezeq International provides a large variety of ISP services to private and business customers, including terminal equipment and support, with an emphasis on broadband Internet access services ranging from 5 Mbps to 200 Mbps based on Bezeq’s ADSL infrastructure and local cable company infrastructure (HOT’s UFI). Such access services are offered in various bandwidths and qualities of service based on available transmissions. Bezeq International also offers its customers a wide range of value-added services, including automatic online backup for personal computer files, antivirus, anti-spyware, anti-phishing, anti-spam, parental control over Internet use and premium technical support. Such value-added services are often provided as an integrated service package together with ISP services. In addition, Bezeq International offers packages of ISP services and fixed-line broadband Internet infrastructure access services of either Bezeq  or HOT .

ILD services

In the ILD services market, Bezeq International offers international direct dialing services to business and private customers, toll-free number services for business customers overseas, international call routing and termination services (i.e., hubbing, the transfer of international calls between foreign communication providers worldwide), telephone card services enabling prepaid and postpaid dialing from Israel, and domestic telephony services by means of VoB access (a service that allows users to make and receive telephone calls over the Internet through an Internet connection) through its wholly owned subsidiary B.I.P. Communications Solutions Limited Partnership.

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

•
“yes streamer,” a service that facilitates the viewing of video, pictures and music in diverse formats from the home computer on television (using YES set-top boxes) in addition to access to certain Internet content, such as YouTube, Picasa, Flix and Flickr; and

•
“yes MultiRoom,” a service launched in June 2013 that allows subscribers to watch content that was recorded on one capable set-top box from other capable set-top boxes they have in other rooms using the home network.

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

Cellular Telephony (Pelephone)

In a competitive market, speed, reliability and customer service play major roles. Pelephone’s customer service system includes its website, online chat service and 10 designated call centers  that provide general information and service on various matters, plus technical support, customer billing information, value-added services and sales.

As of December 31, 2014 Pelephone’s distribution system included 27 service and sales centers, located throughout Israel, which handle customer service, sales and retention and also assist customers with handset malfunctions, including by providing them with a substitute handset while sending the malfunctioning handset for repair to a central facility owned by Pelephone. The distribution system is reinforced with 41 points of sale, most of which are operated by Pelephone’s employees, with the remaining locations operated by authorized dealers. In addition, Pelephone operates through sales agents, and service and sales representatives for the business sector.

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

Networks

Domestic Fixed-Line Communications (Bezeq)

Bezeq offers private and business customers, as well as communication providers, a wide variety of services through a nationally deployed, fully-owned, advanced communication networks. Bezeq was the first fixed-line communications company in the world to provide a national NGN deployment. Over the past four years, Bezeq has deployed thousands of street cabinets, equipped with MSAG systems containing ADSL2+ and VDSL2 cards, through which Bezeq supplies its customers with telephone services, Internet access, data and value-added services, all on a unified IP network. The thousands of street cabinets are fiber optically linked through a metro Ethernet network, reaching dozens of aggregation sites leading to Bezeq’s nationally distributed mega points of presence (POP) sites. The street cabinets are distributed in a manner by which the average distance from the customer does not exceed several hundred meters, enabling Bezeq to offer its customers, using VDLS2 technology, up to 100 Mbps bandwidth.

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

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. Pelephone’s cellular telephony license is valid until September 8, 2022.  During the years ended December 31, 2012, 2013 and 2014, Pelephone made net capital expenditures of NIS 381 million, NIS 315 million and NIS 321 million (approximately $83 million), respectively, on its network infrastructure.

Pelephone currently operates communications networks using the 4G LTE, UMTS/HSPA and CDMA technologies.

The 4G LTE technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

UMTS/HSPA is a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. The advantage of this technology, inter alia, is that it supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This communication network is Pelephone's primary network.

CDMA digital technology is less prevalent worldwide than UMTS/HSPA and subscriber identification is via identification details burned onto the subscriber's terminal equipment rather than by means of a SIM card. To date, this network serves a limited number of subscribers who seldom use the network. Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, offering to upgrade their handsets to the new network. Pelephone is not expanding its investment in this network beyond the needs of current maintenance.

As at the date of this report, Pelephone's network the infrastructure is based on two switch farms that are connected to more than 2,200 sites. Pelephone’s network is interconnected with the networks of Bezeq and HOT in several locations across Israel. Pelephone’s network is also connected to all of the cellular networks in Israel, the eight Israeli ILD operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal in the Palestinian Authority.

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

In April 2014, Pelephone signed an agreement with Ericsson to upgrade its network center to support LTE, purchase and install radio equipment and implement additional adjustments to the network to support LTE. The equipment to be supplied to Pelephone will also support Advanced 4.5G LTE technology.

In September 2014, Pelephone signed a three -year framework agreement under which Ericsson will be Pelephone's exclusive supplier for expanding the deployment of the 4G LTE radio network. The agreement is an extension of the agreement signed in April 2014 for deploying the first stage of the network.

The costs of establishing the network (payments to Ericsson and additional costs linked to the deployment and adaptation of the network) for 2014 through 2017 is expected to amount to NIS 600 million, including the NIS 96 million cost to acquire frequencies in a governmental auction. In addition, over the coming decade, Pelephone will be required to continue to establish new broadcasting sites, among other things, to comply with the terms of the cellular license.

Pelephone is entitled to use frequencies by power of the cellular license and the Telegraph Ordinance, in the 850 MHz range for the CDMA network, and in the 850 MHz and 2100 MHz ranges for the UMTS/HSPA network.

In July 2014, the Ministry of Communications published a tender for the allocation of 4G frequencies. The Ministry allowed  all of the existing cellular operators to immediately upgrade the technology of their systems to use  LTE technology and  to begin using a 5 MHz frequency bandwidth  temporarily within the 1800 MHz spectrum.

On August 3, 2014, the Ministry of Communications authorized Pelephone  to provide 4G services using LTE technology on the temporary bandwidth allocated to it. In the same month, Pelephone gradually launched the service in those areas where LTE infrastructure was available, thus enabling the hundreds of thousands of compatible handsets that operate over the Pelephone network to benefit from advanced data services in those locations. Further deployment of the network is currently underway.

On January 21, 2015, Pelephone participated in an online tender held by the State of Israel for the allocation of 4G LTE frequencies. Under the tender, Pelephone received 15 MHz of bandwidth within the 1800 MHz spectrum, at a total cost of NIS 96 million. On March 5, 2015, the Minister of Communications approved the outcome of the tender. The temporary allocation will expire on the earlier of the date of the actual allocation of the purchased frequencies or on the date that the frequency band in the temporary allocation is allocated to another operator.

Pursuant to the provisions of the tender, receipt of a license for the frequencies is contingent upon an amendment to the existing license. Under this exclusive amendment, the requirements regarding deployment and quality of service via the 4G network are more stringent than the current standards.

Entry of additional operators that own infrastructure

The launch of HOT Mobile and Golan Telecom in May 2012 resulted in a very significant increase in the level of competition among all the cellular operators in the cellular market. The increased competition led to a rise in subscriber mobility, a fierce price war that continues to intensify, and substantial decline in communication package prices for thousands of existing subscribers. These trends continued in 2014 and the beginning of 2015.

Prior to 2014, Golan Telecom and HOT Mobile focused on the private market. In 2014, HOT Mobile began marketing packages to large-scale business clients at prices lower than those offered by the incumbent companies. In January 2015,  Golan Telecom also entered into this target market. To cope with the competition in the business market, Pelephone in 2014 substantially lowered the price of the communications packages it provides to many large-scale business clients.

Pelephone expects these trends to continue in 2015, leading to further erosion of revenues and profitability. Pelephone is introducing streamlining measures and cost structure adjustments in an effort to reduce the impact of these trends on its profit margins.

Domestic roaming agreements

During the period 2012 through 2014, Pelephone provided domestic roaming services to Rami Levy and HOT Mobile.  Pelephone's revenues from domestic roaming services amounted to NIS 244 million in 2014 and NIS 271 million in 2013, with most of these revenues from HOT Mobile. The agreement with HOT Mobile terminated in December 2014.

Ministry of Communications policy concerning infrastructure sharing

Pursuant to the recommendations of an inter-ministerial team established by the Ministry of Communications in May 2014, the Ministry published a “Policy for sharing broadband access networks belonging to holders of a general license, for providing mobile radio telephone services,” or the Policy Paper.

The main points of the Policy Paper are:

•	The Ministry of Communications encourages and will continue to encourage the active sharing of network sites and masts, as well as the active sharing of antennas, among all operators.

•
In general, the Ministry of Communications believes that in order to streamline the frequency spectrum, the active sharing of antennas, frequencies and radio equipment (multi-operator core network (MOCN)) is preferable to active sharing of antennas and radio equipment without the sharing of frequencies (multi-operator radio access network (MORAN)).  However, the Ministry did not rule out the possibility that under special circumstances it would consider it appropriate to approve a MORAN agreement, if requested.

•
In general, the Ministry of Communications will allow the sharing of transmission from cellular sites to centralized radio-based stations in a bandwidth-sharing configuration, nonetheless, under exceptional conditions, and at the Ministry’s discretion, it may allow sharing of transmission from the cellular sites to centralized radio-based stations as well.

•
When reviewing individual network-sharing agreements, the Ministry of Communications will take into account the considerations specified in the Policy Paper with regard to four key aspects: (i) the existing level of competition and the potential for harm to the competition; (ii) the existing and expected inventory of frequencies and how efficiently they are being used: (iii) the survivability and redundancy of the networks from the national perspective; and (iv) ensuring the level of telecommunications services over time.

•
Based on the foregoing, the Ministry outlined guidelines for examining each individual network-sharing agreement submitted for its approval, which provide, among other things, that MOCN-based sharing will not be allowed for two cellular operators with fully deployed 3G networks, but may be considered regarding a new operator with a partially deployed 3G network with an established operator with a fully deployed 3G network, and that the Ministry will allow MOCN-based sharing, provided that at least three independent wireless access networks are being operated in every region in Israel. Other conditions are also prescribed in the Policy Paper.

•
The Ministry of Communications does not intend to permit any sharing of radio infrastructure, including shared transmission to radio base stations, between Bezeq Group and HOT Group, which are the only owners of fixed-line infrastructure in Israel.

•
The Minister of Communications will consider revoking all or some of the network sharing approvals, depending on the circumstances, if it appears that the level of competition, coverage or customer service is harmed.

Infrastructure sharing agreements and providing right of use of networks

Partner - HOT Mobile

In November 2013, Partner and HOT Mobile reported their entry into a contract to establish a partnership which would maintain, develop and operate a single state-of-the-art cellular network for both companies, in which each company would  hold 50% of the rights. According to the report, each party will continue to maintain and operate its core network separately and will provide cellular communication services to its customers only. They also reported that until the duly required permits are obtained, Partner will grant HOT Mobile rights to use its cellular network, once preparations have been made and in accordance with any agreement or law.

In May 2014, Partner and HOT Mobile announced that the Commissioner had decided to approve the terms of their networks sharing agreement. In its report Partner noted that it believes that the networks sharing agreement that they signed is, in principle, in keeping with the Policy Paper and that the companies are in the process of obtaining the required Ministry of Communications approvals for implementing the networks sharing agreement. To the best of Pelephone's knowledge, the Ministry of Communications has not yet given approval.

Cellcom - Golan Telecom

In December 2013, Cellcom signed an agreement with Golan Telecom to provide rights of use of its G2 and G3 cellular networks. This agreement replaces the domestic roaming agreement between the companies.

In 2014, Cellcom announced that it had signed an agreement with Golan granting it the joint ownership and right to use the 4G network that it intends to establish. This agreement is in addition to the agreement for the right to use of the 2G and 3G networks that Cellcom and Golan signed in December 2013. These agreements are subject to the regulatory  approvals . Cellcom’s announcement also noted that it is continuing its efforts to implement network sharing, including the sharing of the passive components at its cellular sites. To the best of Pelephone’s knowledge, the required regulatory approvals have not yet been given.

Pelephone - Cellcom

In December 2013, before the Ministry of Communications issued its Policy Paper, Pelephone entered into an infrastructure sharing agreement with Cellcom and a second agreement with Cellcom and Golan Telecom. Neither of these  agreements were incompliance with the subsequently issued Policy Paper.

In September 2014, Pelephone entered into a cooperation agreement with Cellcom for the maintenance of the passive components located at both of their cellular sites, including uniting passive components and reducing costs through the use of a joint supplier (contractor). The supplier, which will be chosen through a tender, will sign separate agreements with Pelephone and Cellcom for a period of at least five (5) years. The agreement is subject to regulatory approvals that have not yet been obtained. On March 24, 2015, the Antitrust Authority notified the two companies that it has no objection to the terms contained in the application for exemption. The two companies have prepared a list of potential suppliers and established procedures for a feasibility study regarding passive infrastructure sharing. These preliminary actions have been taken prior to obtaining the requested exemption for the agreement.

The infrastructure sharing model contains potential for reducing the costs to establish and operate the network. Accordingly, if Pelephone does not receive permission to operate under a network sharing model, the costs of Pelephone’s network are likely to be higher than those of its principal competitors.

MVNO - Mobile Virtual Network Operator

The Ministry of Communications granted MVNO licenses to eleven companies and several additional license applications have been submitted to the Ministry of Communications by various entities.

There are presently five MVNO operators in the market and the most significant among them have agreements with Pelephone. Rami Levy uses Pelephone's network under an agreement between the companies.  Pelephone and Alon Cellular have entered into an agreement for the use of Pelephone's network (application of an exclusivity clause in the agreement is subject to the receipt of regulatory approvals. In 2014, Pelephone and Alon Cellular prepared the technological infrastructure for applying the agreement and at the end of 2014, the transfer of Alon Cellular’s subscribers to Pelephone's network began.

In June 2014, the Ministry of Communications announced a hearing on the ruling that in hosting agreements drawn up between cellular operators and MVNOs the cellular operators may not demand hosting tariffs that are higher than the lowest tariff given to business customers in cellular agreements. Pelephone submitted its objection to this directive.

In November 2014, an order was received from the director of the Ministry of Communications regarding a mechanism for testing if the price charged a MVNO is reasonable, based on the steps set out in the decision.

Once a new coverage area has been identified, Pelephone’s technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staffs also identify the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site decided, Pelephone begins the process of obtaining necessary approvals.

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

In parallel with the completion of the deployment of JONAH in the fourth quarter of 2011, Bezeq International invested in the purchase of a submarine fiber pair connecting Israel to Cyprus, known as the ARIEL cable, which extends to Marseilles, France via the ALEXANDROS submarine cable. In addition, Bezeq International holds multiple 10Gbps capacity indefeasible rights of use via the MedNautilus submarine cable system.

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

In July 2014, Bezeq International launched the “Bigger" service for the business sector in which it offers  an innovative digital platform for managing the marketing and advertising of small and medium size businesses.

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

As at December 31, 2014, YES offers 180 television channels including 20 HD channels transmitted over 12 space segments (36 MHz each) on Amos 2 and 3. The main uplink site in Kfar Saba transmits content over eight carriers, while the secondary site of RRsat Global Communications Network Ltd. (“RRsat”) transmits content over four space segments. Up to six transport-streams can be transferred from the main site of YES to its secondary site and be uplinked from RRsat. Ten transport-streams are transmitted using MPEG2 and DVB-S parameters and the two HD transport-streams are transmitted using MPEG4 and DVB-S2 standards.

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

In December 2014, Cellcom launched an Internet-based television service which includes VOD services, internet content and the integration of the Idan+ channels.

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

On May 22, 2014, the Antitrust Authority published the Commissioner’s decision giving conditional approval for the infrastructure sharing agreement between Hot Mobile and Partner. According to the decision, HOT Communications Systems may not place or enforce any restriction on the use of fixed-line Internet infrastructure services based on a customer’s cumulative surfing volume. HOT Telecom may also not set the price and quality of the fixed-line Internet infrastructure services according to the customer’s cumulative surfing volume until the earlier of December 31, 2015, or 30 days after the Minister of Communications has established the conditions and tariffs for providing wholesale services on HOT Telecom’s Internet infrastructures.  HOT Telecom may also not restrict or block, directly or indirectly, customers from using any service or application provided on the Internet at any time, including by setting prices or the use of technology. HOT Telecom’s Internet infrastructure services must be sold and supplied on equal terms to all HOT Telecom customers, irrespective of whether or not they purchase additional communications services from HOT. The Antitrust Authority determined that the sale of discounted Internet infrastructure services as part of a service bundle will not, in itself, be deemed a breach of the conditions.

Other operators. In addition to the four large telecom groups, there are several small telecom operators active mainly in the fields of fixed-line telephony (through VoB), international telephony, cellular telephony (Golan Telecom and MVNO operators) and ISP services.

On January 12, 2015, the Ministry of Communications conducted a tender of frequencies for LTE networks, following which an increase in the capacity of cellular networks is expected because of the increased popularity of 4G services.

New Fixed-Line Infrastructure Company. In August 2013, IBC, a telecommunications joint venture between the government-owned IEC and a consortium of non-government companies that was selected by the IEC in a tender procedure, was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers. IBC has begun operating in several cities and announced its intention to begin operating in additional cities in 2015.

The popularity of service bundles (packages that include different combinations of several communications services) has increased in recent years. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communications services of the companies in each group. The operation of the wholesale market will enable ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that include Internet infrastructure based on the infrastructures and services of Bezeq (in exchange for supervised tariffs that will be paid by the telecommunication providers to the Bezeq Group). As a rule, the marketing of joint bundles enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need to use a number of different providers. These trends may be reinforced when a wholesale market develops which will allow operators that do not own infrastructures to offer full end-to-end service bundles (including infrastructure) to their customers. In the event the mechanism for preventing a 'margin squeeze' is implemented, similar to the one described in the hearing of the Ministry of Communications, Bezeq's ability to market offerings of its wholesale services, in terms of both prices and time to market, will also suffer.

Unlike the other communications groups, Bezeq Group is at present, subject to the stricter limitations. The following hearings and decisions published by the Ministry of Communications have increased the trend towards unity and the shift to competition between the communications groups.

•
Hearing of October 16, 2013 concerning regulation of the international communications sector and allowing domestic fixed line and mobile carrier license holders to provide international communications services for the public.

•
On October 16, 2013 and October 5, 2014, the Ministry of Communications published hearing reports concerning new regulations in the international communication services market. Any fixed-line domestic carrier or cellular operator will be allowed to provide international communications services as part of the service packages they offer to subscribers, under the conditions prescribed in the hearing reports. The proposed regulation also includes international data and transmission services provided by fixed-line domestic carriers and cellular operators. Bezeq submitted its response to the hearings, agreeing to the measures under various conditions.

•
On February 1, 2015, the Ministry published another hearing report concerning special regulations applicable to the Bezeq Group and HOT Group for an interim period until the obligation to maintain structural separation for these groups is abolished, whereby Bezeq and HOT will only be permitted to provide these services through other operators. The Bezeq Group opposes the proposed change.

•
The decision of the Minister of Communications on November 17, 2014, concerning regulation of a unified general license will allow providers to provide all the services currently provided through a special domestic carrier license, MVNO services, international services, ISP, and NEP services. Pursuant to the decision, a communications group which holds licenses for more than one of the following services, MVNO, international services, special general domestic carrier, or unified license, will also be able to apply for and merge its operations under one license per group, unless the Minister has approved a deviation from this principle. Allocation of the licenses commenced in February 2015.

Fixed-Line Telephony Services Market

 The number of fixed-lines has been growing moderately in Israel since 2009, which compares favorably to most Western European countries where the number of fixed-lines has declined due to the increasing number of individuals who use only cellular phones. We believe the growth in the number of fixed-lines is driven by the relatively high population growth rate in Israel and particularly the growth rate of households. Furthermore, certain populations within Israel where the use of fixed-line telephony is relatively higher compared to the general population are growing at a higher rate than the general population and generate steady demand for fixed-line telephony lines. Additionally, we believe that Israeli consumers tend to keep their subscription to fixed-line telephony lines as a security backup, due to the resilient nature of the infrastructure.

Bezeq, the incumbent fixed-line telephony service provider in Israel, is the largest provider of fixed-line telephony services, with 2.2 million active fixed telephone lines and an estimated market share of 65% of the fixed-line telephony services market (74% and 56% of the business and private sectors, respectively) as of December 31, 2014. HOT is Bezeq’s main competitor in fixed-line telephony. In addition to Bezeq and HOT, fixed-line telephony services can also be purchased from providers of VoB services (a service that allows users to make and receive telephone calls over the Internet through an Internet connection).

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

•
Growing Enterprise Data Services: The enterprise segment has shown an increase in consumption of transmission and data communications services that have partially compensated for the overall decline in fixed- line telephony usage.

•
Technology Convergence between Communications Systems: The transition to solutions based on IP protocol promotes technology convergence between the different communications systems and penetration of integrated products, facilitating various communications solutions on one handset (e.g. cellular and fixed-line telephony on one handset).

Internet Access-Infrastructure and ISP Services

Internet service in Israel is structured as it is segregated into two separate elements comprised of infrastructure, or network access services, and ISP services. Infrastructure access service relates to access to the physical network infrastructure within Israel that is required to connect the customer’s device to the infrastructure access service provider. This service is provided exclusively by Bezeq and HOT, the only telecommunications operators in Israel that own a national fixed-line network infrastructure. ISP services, which can be provided by any licensed provider, consist of providing customers access to the local and global Internet network utilizing the infrastructure of Bezeq or HOT. ISPs generally also provide certain value-added services such as data protection services, security solutions, e-mail services and system administration services. Accordingly, a customer wishing to subscribe to Internet services in Israel effectively must purchase both fixed-line broadband Internet infrastructure access services and ISP services and retains the choice with regards to the provider of each service.

Fixed-Line Broadband Internet Infrastructure Access Services Market

The market for fixed-line broadband Internet infrastructure access services has been one of the fastest growing communication markets in Israel in recent years. Bezeq provides fixed-line broadband Internet infrastructure access services to approximately 66% of the Israeli market, based on the number of subscribers, as of December 31, 2014. Bezeq’s NGN, which is based on a core IP network and uses VDSL2 technology, enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services such as free WiFi and cloud services.

HOT provides broadband services through a hybrid fiber coaxial cable (a broadband network which combines optical fiber and coaxial cable).

Wholesale Market Regulation. Following hearings in January 2014 and August 2014, in November 2014, the  Minister of Communications decided to amend the license of infrastructure owners (Bezeq and Hot Telecommunications) and to delineate the basket of services under that license, i.e., managed broadband access and wholesale telephony services. The regulations attached to the Minister’s decision contained the obligation to provide the services, including accompanying services and the regulation of maximum rates (which require the finance minister’s approval) for the provision of the wholesale services.  Bezeq expects that the implementation of the wholesale services regulation in the manner specified above could adversely affect its results of operations; however, the possible cancellation of the structural separation and supervision over Bezeq’s fees as a result of the wholesale market regulation could positively impact Bezeq. In December 2014, Bezeq filed a petition with the Israeli High Court of Justice, or the High Court of Justice, to cancel the decision, and consequently to cancel the amendment of Bezeq’s license, the regulations prescribing the obligation to provide the services and the regulation of the maximum rates for the wholesale services, and to schedule an urgent hearing on the petition.

In a hearing on the petition that took place on March 25, 2015, the court ordered the parties to return to the negotiation table to discuss various matters that arose in the petition and to notify the court within 60 days of the outcome. On April 20, 2015, Bezeq received a letter from the Ministry of Communications stating that the Ministry believes that the provision of wholesale telephony services can in fact be implemented with small adjustments, within a short period of time and at minimal cost to Bezeq. The Ministry also suggested possible technological solutions for providing the service.

The Ministry therefore expects that Bezeq will prepare  for the provision of the service by May 17, 2015. Bezeq rejected the statements in the letter, and intends to send a detailed response to the Ministry.

ISP Market

While only Bezeq and HOT provide broadband Internet infrastructure access services in Israel), many telecommunications companies hold ISP licenses, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net (a subsidiary of HOT) and numerous minor niche players. Bezeq International’s estimated market share of the ISP market, based on the number of subscribers, was 42% as of December 31, 2014 compared to 40% as of December 31, 2013. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates.

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

Cellular Telephony Services Market

The Israeli cellular telephony market is mature and highly competitive. Three cellular telephony operators, Cellcom, Partner and Pelephone, have historically led the Israeli cellular telephony market. The cellular market growth rate is lower due to “penetration rate” saturation. Penetration rate is the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers). The penetration rate at December 31, 2014 is 124%.

The Israeli cellular telephony market is characterized by a dominant post-paid market (i.e. purchased subscriptions rather than use of pre-paid cards).

In 2014, the trends that began in 2012 continued with increased competition in the Israeli cellular communications market. The entry of the new infrastructure operators, Golan and Hot Mobile, and to a lesser extent the activity of virtual cellular operators, resulted in the erosion of prices and the continued high level of mobility of customers between the companies.

Cellcom and Partner operate nationwide cellular networks based on GSM, UMTS/HSPA and 4G technologies. HOT Mobile and Golan Telecom are able to utilize the existing operators’ networks based on a national roaming model for a period of up to seven years from the launch of their operations (with an option to extend such period for another three years, subject to regulatory approval).  HOT Mobile and Golan Telecom have yet to complete the rollout of their networks. HOT Mobile currently uses national roaming services provided by Partner, and prior to 2015, it used national roaming services provided by Pelephone. Golan Telecom uses the national roaming services provided by Cellcom.

In addition, following measures taken by the Israeli government to encourage competition in the cellular telephony market, 11 MVNO licenses have been granted to date by the Israeli government. We believe that only four of the MVNO licensees currently provide services: Rami Levy (which signed hosting agreements with Pelephone), Alon Cellular (which signed hosting agreements with Partner and Pelephone), Azi Communications (which signed a hosting agreement with Pelephone and Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO, Cellact, signed a hosting agreement with Pelephone. The main trends that characterize the cellular telephony market in Israel are:

•
Increasing Competition, Followed by Potential ARPU Stabilization. The entry of the new operators as a result of regulatory changes, together with regulations banning exit fees and reducing interconnect fees, led to intensified competition in the cellular telephony market in Israel. Golan Telecom and HOT Mobile had a strong incentive to obtain market share, as depending on their market share after the grant of their license, they could have been required to pay a license fee of up to NIS 360 million and NIS 710 million, respectively. These developments resulted in higher churn rates among the existing operators and a significant decrease in tariffs. In November 2013, HOT Mobile was notified by the Ministry of Communications that as a result of meeting certain market share targets, the vast majority of its guarantee is reduced. We believe that Golan Telecom is expected to receive similar notification in the near future.

•
Changing Pricing Dynamics. Partly as a result of intensified competition, during 2012 the manner of pricing services in the cellular telephony market changed significantly. Instead of charging subscribers for actual usage, the cellular telephony operators are primarily offering packages with unlimited usage. The increased competition and change in the format of the communication packages led to a significant decrease in ARPU and higher churn rates.

•
Increasing Demand for Data Transfer Services. The penetration of smartphones has led to a rise in the supply of alternative applications and services, resulting in a higher level of consumption of data transfer services. The increasing demand for data transfer services has the potential to offset, in part, revenue shortfalls from traditional voice services.

•
LTE Technology. LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in operation in the Israeli market. In March 2012, the Ministry of Communications published a work plan with respect to the introduction of LTE technology. The Ministry of Communications issued a tender for allocating LTE frequencies in 2014 and Pelephone was awarded 15 MHz on the 1800 frequency band, at an aggregate cost of NIS 96 million. Pelephone also entered into network sharing arrangements for 4G networks with Cellcom and Golan Telecom, similarly to an agreement reached by Partner and HOT Mobile, both subject to governmental approvals, including the Israeli Antitrust Authority. Technological developments in the area of LTE, could have a significant effect on the market.

On January 12, 2015, the Ministry of Communications conducted a tender of frequencies for LTE networks, following which an increase in the capacity of cellular networks is expected due to the increased popularity of 4G services.

•
Network Sharing Agreements. In December 2013, Pelephone entered into a network sharing agreement for the construction and operation of a shared 4G network with Cellcom and Golan Telecom for a term of 15 years with an option to extend for an additional 15-year term, and an agreement with Cellcom for the sharing of passive components of cell sites on each company’s existing networks for a term of 15 years. The agreements are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of existing UMTS network. The network sharing arrangements are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. The December 9, 2013 agreement followed the November 2013 announcement by Partner and HOT Mobile that they had entered into a 15-year network sharing agreement. On May 15, 2014, the Ministry of Communications published a paper on "policy for sharing the broadband access network of a holder of a general license for the provision of mobile radio-telephone services."  From Pelephone's review of the Policy Paper, it emerges that the sharing agreement apparently does not comply with the threshold terms included therein. In September 2014, Pelephone entered into a cooperation agreement with Cellcom for maintenance of the passive components at their cellular sites, including  uniting passive components and reducing costs through a joint contractor. The agreement is subject to the necessary regulatory approvals.

Estimated number of subscribers of Pelephone and its competitors in 2014 and 2013 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	Golan Telecom(1)	HOT Mobile	MVNOs(1)	Total subscribers in market
At December 31, 2013	No. of subscribers(2)	2,642	2,956	3,092	390	810	144	10,034
	Market share	26.3%	29.5%	30.8%	3.9%	8.1%	1.4%
At September 30, 2014	No. of subscribers(2)	2,600	2,894	3,010	600	932	165	10,201
	Market share	25.5%	28.4%	29.5%	5.9%	9.1%	1.6%

(1)	Golan Telecom and most of the other MVNOs are private companies which do not publish data on their number of subscribers and these figures are based on estimates.

(2)	The number of subscribers as at September 30, 2014 and December 31, 2013, are based on the public reports issued by Cellcom, Partner and HOT Mobile.

ILD Market

As of December 31, 2014, there were seven competitors in the ILD services market in Israel: Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, Telzar International Communication Services Ltd., Golan Telecom and HOT Mobile. During 2012, cellular telephony operators also started to offer ILD services as part of their cellular telephony services. Bezeq International’s estimated market share of the ILD market in Israel for the years ended December 31, 2013 and 2014, was approximately 21.2%% and 23%, respectively.

Pay Television Services Market

Israel’s primary television platforms are dominated by pay television, with relatively limited penetration of free platforms such as terrestrial television or free DTH. Approximately 70% of the households in Israel subscribe for multi-channel pay television services from either YES, which provides multi-channel satellite pay television services, or HOT, which provides multi-channel cable pay television services (Source: Informa Telecoms & Media). YES, the only company licensed to provide multi-channel pay television broadcasts via satellite to subscribers in Israel, provides encoded and digital multi-channel broadcast services as well as other services. HOT, which provides cable pay television services, focuses its marketing strategy on offering bundles that include multi-channel pay television broadcast services together with other services such as ISP and fixed-line broadband Internet infrastructure access services (known as a “triple play”).

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

The transmission of video content over additional communication infrastructures has led to an increase in the amount and range of video content accessible to the public (whether with or without authorization from the holders of title to the content) and to a change in the format in which downloaded content is used for streaming. Viewing the content is by means of various items of terminal equipment, among them computers, televisions, tablets, and mobile phones. This trend allows diverse video content to be provided without the need for establishing specific network infrastructure (including by international entities) and at present, without regulatory supervision. In December 2014, Cellcom launched its Cellcom TV service, allowing VOD viewing through a special decoder, via the web, as well as DTT content. To the best of DBS’s knowledge, other entities are considering launching similar services. The establishment and development of such services could substantially affect competition in the broadcast sector, which is currently based on designated infrastructures, and this effect could intensify if the provision of such content continues without regulatory supervision.

Historically, Bezeq was not allowed to control YES or offer bundled services that include pay television services. On March 26, 2014, the Israeli Antitrust Authority issued a decision which provides that upon the fulfillment of certain terms, the restrictions imposed on the Eurocom Group with respect to its ownership interest in YES would be removed and Bezeq’s merger with YES would be allowed. Such terms include: (a) prohibiting Bezeq from imposing any restriction on the utilization of Internet infrastructure services based on customers’ cumulative surfing volume; (b) requiring Bezeq to deduct amounts relating to the supply of multi-channel television services from the payments of ISP providers for ISP connection to Bezeq’s network; (c) prohibiting Bezeq from restricting or blocking customers’ use of any service or application provided via the Internet at any time; (d) requiring that Bezeq’s television services and Internet infrastructure services be sold and supplied at equal terms to all Bezeq customers whether or not they purchase additional telecommunications services from Bezeq; (e) mandating that Bezeq and YES will cancel all exclusivity arrangements with respect to certain productions to which they are party; and (f) prohibiting Bezeq for a period of two years from the merger approval date from preventing any entity, other than a broadcast licensee, from purchasing rights in certain productions. The Bezeq Group could benefit from potential cost savings, as well as additional revenue and marketing synergies from a merger of Bezeq and YES.

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

On June 11, 2014, the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, were published. Pursuant to these regulations, if a director of a company who is appointed according to the proposal of a representative labor union under a collective labor agreement serves in another tier company, the number of external directors in the tier company required under the Concentration Law who meet the provisions of the law may be reduced, provided that the external directors account for at least one-third of the board members. Bezeq complies with the provisions of the Concentration Law in this respect.

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

Despite the easing of the limitations on offering “unbundled” joint service packages in 2012, the Israeli Antitrust Authority informed YES and Bezeq that the marketing of “unbundled” joint service packages by Bezeq and YES constitute a restrictive arrangement which requires an exemption under the Israeli Antitrust Law and that the Commissioner does not intend to grant such exemption. Consequently, such packages are not currently offered.

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

Additional Limitations on Cooperation between the Bezeq Group Companies—Antitrust Laws and the Provisions of Bezeq’s Domestic Fixed- Line License

Additional regulatory provisions impose limitations on cooperation between members of the Bezeq Group including provisions of Bezeq’s domestic fixed- line license that obligate Bezeq to provide its services on an equal basis to all and to ensure that its relationships with its subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to the Israeli Antitrust Law and regulatory orders issued by the Commissioner. Bezeq was declared a monopoly in its main fields of activity under the Israeli Antitrust Law, as discussed in the Fair Competition and Antitrust Laws section below.

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

The Amendment to the Communications Law in the Economic Arrangements Law, July 2013 expands the powers of the Minister of Communications with the purpose of overseeing competition in the era of a wholesale market. The Minister of Communications was empowered (by the Minister of Finance) to determine payments for a license holder to use Bezeq installations operated by another license holder, to establish maximum or minimum tariffs for a license holder’s services, and this, in part, based on cost plus a reasonable profit or on a benchmark point derived from parameters prescribed in the law. The Minister may also request a report on the tariffs before services commence, he may instruct the tariff that a license holder may ask for a service, and may instruct the license holder to take action to prevent an immediate infringement of the competition. The amendment also prescribes provisions concerning a basic package of broadcasts, its content and payment for the package.

In accordance with the policy document on the expansion of competition, the structural separation which is currently in place will gradually be phased out. Nevertheless, the Minister's power to impose structural separation also applies vertically (between services rendered to subscribers and services rendered to a license holder), and that the directive may be applied if a wholesale market does not develop at all, or problems emerge in the development of such a market, in part due to price discrimination, high entry barriers, etc.

The following actions were subsequently taken by the Ministry of Communications:

•
On January 15, 2014, the Ministry of Communications issued a list of the services that Bezeq will be obligated to offer as a wholesale service to the service providers. The list of services included: managed broadband access (Bitstream Access) (for a countrywide, regional or local connection); Sub Loop Unbundling (at this stage only on the Bezeq network); use and access to Bezeq’s physical infrastructure, and wholesale telephony service.

•
On November 17, 2014, the Minister of Communications issued a decision on the regulation of wholesale services and the format for the provision of wholesale services and the setting of rates for these services on Bezeq’s network.

The Minister of Communications adopted the recommendations of the Ministry’s professional echelon to amend the licenses of Bezeq and Hot Telecom and to detail the basket of services covered by the license - managed broadband access (including Multicast) and wholesale telephony service. These services must be provided within 3-6 months from the date of the decision. The regulations that were included in the Minister’s decision define the obligation to provide the services, including accompanying services and the maximum tariffs for these wholesale services to be provided by Bezeq (to date, no tariffs have been prescribed for HOT Telecom’s services).

In accordance with the Minister’s decision, the tariffs are as detailed below:

	2015	2016	2017	2018	Unit
Access service – excluding telephony	32.56	32.70	32.87	33.21	NIS per line per month
Access service – including telephony	39.43	38.53	38.80	39.13	NIS per line per month
Subloop unbundling service (or SLU)	19.34	20.04	20.74	21.47	NIS per line per month
Data transfer service on the network’s core	30.36	24.11	18.73	14.18	NIS per MB per month
Data transfer in multicast configuration 1	15,517	12,267	9,456	7,236	NIS per MB per month
Creating a phone call	0.01	0.01	0.01	0.01	NIS per minute
Access service to the duct 2	398	398	400	400	NIS per km per month
First dark fiber on a line	484	484	487	485	NIS per km per month
Additional dark fiber on a line (up to a total of 4 fibers)	2.18	2.14	2.11	1.99	NIS per km per month
Technician house call service	158	158	158	158	NIS per visit

1)	The price for reaching customers connected to a maximum of 1,000 MSAG boxes. The prices for greater numbers of MSAG boxes are stated in the draft regulations.

2)	Including access to pits, boxes and poles.

The tariffs are as of the end of 2014 based on the CPI published in November 2014 and are updated once a year.

On December 29, 2014, Bezeq petitioned the High Court of Justice to repeal the decision and as a direct consequence to cancel the amendment to Bezeq’s license, cancel the regulations that define the obligation to provide the services and the maximum tariffs for the wholesale services, and to schedule an urgent hearing of the petition. In its petition, Bezeq argued, among other things, that parts of the decision were made without authority, that parts of the decision are unreasonable in the extreme, and that parts of the decision are impossible to implement. Bezeq further argued that the decision-making process was improper, that the Minister did not have in his possession the necessary basis for the decision, that the decision was made before its opinion was fully heard, and that on certain matters its opinion had not been heard at all.

The hearing on the petition was heard on March 25, 2015. Although provision of the access services began on February 17, 2015, the Court believed that the damage that may be caused to Bezeq was reversible. At the hearing, the Court orally ordered the parties to go back to the table for a "post-hearing" on the various issues that were raised in the petition and to update the Court within 60 days.

Commencing February 17, 2015, Bezeq provides wholesale BSA services and customers can receive services from other providers on Bezeq’s infrastructures. BSA services are managed broadband access services that enable service providers to connect to the network of the infrastructure’s owner and offer broadband services to subscribers. The connection to the network of the infrastructure’s owner may be countrywide (single-point connection to the core of the network of the infrastructure’s owner, and services offered to subscribers nationwide), or regional (multipoint connections to the network of the infrastructure’s owner and provision of services to subscribers in those regions).

The Ministry of Communications is discussing operation of the service with Bezeq and the relevant operators and in February 2015, it issued various addenda to the BSA wholesale service file. The Ministry of Communications is also currently conducting oversight proceedings against Bezeq in which it contends that Bezeq was allegedly in breach of certain of the Ministry’s instructions in those addenda. Bezeq believes that these addenda were issued without authority and intends to submit a response to the oversight report.

On January 27, 2015, Bezeq received a decision from the Ministry of Communications on the regulation of wholesale services - service portfolios for access to physical infrastructures and SLU. The decision stipulates that Bezeq must start providing these services on August 1, 2015.  In his decision, the Director General of the Ministry of Communications noted that while the infrastructure owner’s obligation to provide wholesale services to the service providers has already been established, the decision concerning the duty of reciprocity (between infrastructure owners) is the first of its kind, and given that the authority must apply restraint in its decision-making process with respect to any matters that are not urgent, a decision on this subject is expected to be made by the next elected government. Israel held general elections in March 2015 and the appointment of a new Minister of Communications is currently pending.

In connection with its SLU service and in accordance with an administrative directive, Bezeq provided Cellcom and Partner (under secure conditions) information about the geographic location of certain of its sites and facilities. Domestic carrier license holders, as part of their deployment for implementing a particular wholesale SLU service, are entitled to receive this information from Bezeq.

On November 17, 2014, Bezeq received a Ministry of Communications hearing the purpose of which was to establish a policy and control measures for preventing margin squeeze - a situation in which infrastructure owners lower their retail prices and “squeeze” the margin between the retail and wholesale price for the infrastructure inputs that are purchased by the service providers to a level that erodes the profit of the service providers, making their continued operation uneconomical.  According to the hearing, the infrastructure owners will be required to submit any marketing proposal for review by the Ministry of Communications, and the Ministry will notify the infrastructure owner within 14 days whether it will prohibit the marketing of the package due to fears of margin squeeze. Bezeq submitted its comments on the hearing document. This review mechanism and the resulting restriction on the prices for retail services, if it is applied, may affect Bezeq’s ability to make marketing offers to its retail services.  Bezeq believes that if Minister of Communication’s decision is implemented, its performance will be adversely affected. Nevertheless, Bezeq also believes that taking into account the possible cancellation of the structural separation and elimination of price controls, which are anticipated as a consequence of the wholesale market regulation, there may also be positive effects on Bezeq.

Merger with YES

As a result of a decision of the Supreme Court in 2009 not to approve the merger of Bezeq and DBS, Bezeq ended its control of DBS and discontinued consolidation of its financial statements with those of DBS as of August 21, 2009 (from that date the investment in DBS shares were presented according to the equity method). Until March 25, 2015, Bezeq held 49.78% of the shares of DBS and it also held stock options which conferred a right to 8.6% of the shares of DBS. The balance of the outstanding DBS shares are held by Eurocom DBS. To the best of Bezeq’s knowledge, the voting rights on account of these shares were, until March 25, 2015, held in trust under irrevocable power of attorney in accordance with the terms laid down in the transaction for acquisition of control in Bezeq which stipulates that the trustee would act as owner of the shares. To the best of our knowledge, the Commissioner made his approval of our acquisition of the control of Bezeq conditional on Eurocom DBS selling its holdings in DBS within the period defined in the approval, which has been periodically extended.

On March 26, 2014, the Antitrust Authority determined that when certain conditions were met, the limitations that were imposed on Eurocom Group with respect to its holdings in DBS would  be cancelled and the merger between Bezeq and DBS would be permitted.

A sub-committee of the Board of Directors of Bezeq was established to deal with the possible merger in October 2013 and with the help of external consultants selected by the sub-committee, Bezeq reviewed the feasibility of the merger and the options open to it in light of the Commissioner’s decision, including the purchase of the DBS shares  held by Eurocom.

On February 10, 2015, the sub-committee, Audit Committee and Board of Directors of Bezeq approved a transaction between Bezeq and Eurocom DBS in which Bezeq will acquire all the holdings of Eurocom DBS in DBS, which at that time constituted 50.22% of the issued share capital of DBS (41.62% fully diluted) as well as all the shareholders’ loans that Eurocom provided to DBS (NIS 1,538 million as at December 31, 2014), or the Purchase Transaction. It was also decided that, prior to the Purchase Transaction, Bezeq would also exercise its option to acquire 8.6% of the issued share capital of DBS for no consideration. Under the conditions of the Purchase Transaction, Bezeq will pay Eurocom DBS NIS 680 million in cash against the purchase of the shares and the shareholders’ loans. Furthermore, Eurocom D.B.S. will be entitled to two additional contingent payments: one additional payment of up to NIS 200 million will be paid contingent on the final decision by the Israeli Tax Authority with respect to periods in the settlement period as a result of the tax synergies created by the merger; and an additional payment of NIS 170 million will be paid according to the business results of DBS in the next three years.

On March 23, 2015 the general meeting of Bezeq's shareholders approved the merger conditions and the exercise of the option, as well as the Purchase Transaction. Bezeq and DBS announce their acceptance of the merger conditions and on March 25, 2015 Bezeq exercised its option to acquire 8.6% of the issued share capital of DBS, increasing its ownership interest to 58.4%. Later the same day, Bezeq received notice from the Antitrust Authority that the restrictions imposed on the Eurocom Group with regard to its holdings in DBS (held by a trustee and must sell) were rescinded. Bezeq's proposed transaction with Eurocom DBS to acquire its holdings in DBS requires approval of the Minister of Communications and is yet to be closed. The agreement with Eurocom DBS was extended by 90 days.

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

On December 11, 2014, the Antitrust Authority published the list of concentrated entities according to the law. Bezeq, the corporations it controls and that are controlled by its controlling shareholders, and DBS are all included on the list and are considered "concentrated entities."

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

The foregoing provisions were effective in December 2014, except that the provisions concerning the extension of existing licenses will become effective December 2017.

In addition, a governmental entity must consider factors relating to the promotion of an industry’s competitiveness when awarding certain types of rights, which include rights in “Essential Infrastructure” as well as licenses for fields of activity that are not considered as Essential Infrastructure if the number of workers in the industry subject to the award of rights is restricted. The Commissioner will publish a list of rights whose award may have a significant impact on competition and an entity will be required to consult with the Commissioner before awarding any of the listed rights.

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

__________________

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

Hearing About Call Center Waiting Times

On August 18, 2014, the Ministry of Communications published hearings with respect to the communications license holders, including holders of cable and satellite licenses, telecommunications, fixed communications, virtual operators and ISPs, relative to the response times of call and support centers that serve private and business subscribers of the license holders. The main provisions in the proposed amendments determine a maximum average waiting time and its measurement; the possibility to leave a telephone number to receive a return call; operation of specific malfunctions centers throughout all hours of the day and a customer service call center for 13 hours (in DBS, 15 hours a day); access to service centers via toll-free numbers; submission and publication of reports and service data on the website of the license holders; definition of a menu for human and automated responses; possibility to cancel a service by phone; recording of calls in all call centers; and a memorandum for the amendment of the Communications Law that determines a compensation without proof of damage in the event the response time in the call centers is higher than defined, and compensation for overcharge for an amount up to 10 times the amount overcharged. Responses to the hearing opposing the arrangements proposed were submitted. If the proposed arrangement is approved, an increase in the operation costs of the Bezeq Group’s call centers is expected.

Amendment of Licenses Relative to Ensure Operational Continuity of Communication Companies in Emergencies

On March 1, 2015, the licenses of communications operators were amended, including the licenses of Bezeq, Pelephone and B.P.I. In accordance with the amendment, the license holders must comply with minimum requirements to ensure operational continuity in emergencies. Operational continuity includes a business continuity plan and a plan for the recovery of the network from a disaster. In this respect, the license holders must implement a work plan that includes a risk assessment, as well as service and recovery objectives. Furthermore, the amendment to the licenses includes provisions relative to the management's and Board of Directors' responsibility, emergency management, preparation of personnel for each area of operation to enable operational continuity, as well as provisions relative to security of information systems, back up and survivability of the network and the infrastructure (including electricity and energy), agreements with vendors and subcontractors, and more.

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

On November 16, 2014, Bezeq received the decision of the Deputy Commissioner of the Antitrust Authority pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that Bezeq had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Antitrust Law, in that it determined prices for Internet and telephony services that were lower than the Internet infrastructure only, in a campaign in which it had offered to new subscribers for six months a fixed telephone line plus 200 minutes of free calls to fixed-line destinations for NIS 19.90 a month. The Commissioner claimed that given that internet access infrastructure service is a critical input for the supply of internet-based telephony services, then the price set by Bezeq placed competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service (NIS 25 for an NDSL internet line only) is higher than the price of the final service which Bezeq offered its customers. Bezeq is studying the decision and intends to appeal it since, in Bezeq's opinion, it acted pursuant to the provisions of the law and the approval of the Ministry of Communication.

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

In November 2014,  the Deputy Antitrust Commissioner's issued a finding that Bezeq took advantage of its status as a monopoly by fixing prices contrary to the provisions of Section 29a of the Restrictive Trade Practices Law, 5748-1988. Bezeq is studying the finding and it intends to appeal them, since it believes that it acted lawfully and in accordance with the approval of the Ministry of Communications.

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

Deployment of Communications Facilities

The deployment and manner of set-up of communication facilities in Israel are regulated by the NOP 36 and NOP 56. These plans were designed to ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards, minimizing damage to the environment and simplifying and increasing the efficiency of the processes involved in setting up new facilities.

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

Exemption from a Permit to Add Antennas to Existing Lawful Broadcasting Facilities

On August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into effect. These regulations provide that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, including that it is consistent with the plans and applicable spatial instructions, to be determined by the local planning committees. Bezeq began to add antennas to its broadcasting facilities pursuant to the provisions of these regulations.

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

Hearing in regard to the required coverage and quality

In July 2014, the Ministry of Communications published a hearing directed to holders of a general license for providing cellular services, including Pelephone. The hearing discusses an amendment to the operators’ licenses that will tighten the coverage and quality requirements for public telecommunications systems using 2G and 3G technology with nationwide deployment and in the Administered Territories.  Pelephone submitted its comments and reservations to the hearing. If the coverage and quality requirements are amended  as specified in the hearing, Pelephone and the other operators will likely face significant additional costs.

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

LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in use in the Israeli market. The Ministry of Communications issued a tender for allocating LTE frequencies in 2014 and Pelephone was awarded 15 MHz on the 1800 frequency band, at an aggregate cost of NIS 96 million. Technological developments in the area of LTE, could have a significant effect on the market.

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

At the same time, criticism has been leveled at NOP 36 by various entities,  including the contention that it is not applicable to 3G frequencies, which has led to a proposal to amend NOP 36. The amended NOP 36 is currently pending government approval.

As part of the “pergola reform,” on August 1, 2014, Amendment 101 to the Planning and Building Law, 1965, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into effect. Regulation 34 provides, among other things, that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to compliance with a combination of conditions and exclusions, including consistency with the plans and the applicable spatial instructions, to be determined by the local planning committees.

On July 27, 2014 the Forum for Cellular Sanity and others filed a petition to the High Court of Justice for an order instructing the Minister of Interior to explain why Regulation 34 of the Planning and Building Regulations (Works and Buildings that are Exempt from a Permit), 2014 is invalid or alternatively, should be revoked, and to issue an order deferring the effectiveness of Regulation 34 until a ruling is issued otherwise under the petition.

On August 3, 2014 the State filed its response to the petition with the High Court of Justice asking that it be denied. Pelephone's response to the petition was filed on August 10, 2014, wherein  Pelephone requested that the Court deny the petition.

On March 9, 2015 a hearing was held on the petition and the petitioners arguments were heard, claiming that the petition in question is related to another petition (HCJ  5045/09 Forum for Cellular Sanity v. Attorney General and others) for which an order was granted and arguments were heard. The petitioners argued that the link between the petitions should not be severed and that the hearing be deferred until after a ruling is made with respect to the other petition. The High Court of Justice also stipulated that if a ruling is not made with respect to the other petition  within six months, the petitioners may return and request that a hearing be held.

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

Pelephone has also established broadcasting sites using wireless access devices, which require specific radiation permits according to the Israeli Radiation Law, but historically did not require a building permit if they were constructed pursuant to the conditions provided in an exemption provision pursuant to the Israeli Communications Law and the planning and construction law. Some local authorities disputed the applicability of the exemption provision to wireless access devices and to their use. Pelephone’s position regarding the applicability of the exemption was accepted in a number of rulings and decisions by local courts and the use of such facilities and the supporting equipment were approved. One verdict provided an opposite ruling. Appeals have been filed for some of these rulings and decisions. Under a temporary order issued by the High Court of Justice on September 15, 2010, as amended on February 16, 2011 and July 17, 2012, and as extended on September 30, 2013, Pelephone, Cellcom and Partner are permitted under the exemption provision to exchange wireless access devices with another wireless access device for maintenance purposes, provided that the new device is in the exact same location as the replaced device and subject to other conditions in the temporary order, but are prohibited from erecting new wireless access devices under the exemption provision. HOT Mobile and Golan are temporarily permitted to deploy wireless access devices, under more lenient conditions.

On September 15, 2014,  a hearing was held on petitions filed with the High Court of Justice and the arguments of all the parties were heard. In this context, the High Court of Justice recommended that the parties attempt to reach an arrangement that will balance the conflicting interests and move the process of promulgating the regulations forward in the spirit of the draft regulations from March 2010. The High Court of Justice further instructed the State to file an updated notice within 120 days which will include, among other things, the Minister of the Interior’s current position, the current position of the Minister of Communications with respect to both the draft regulations and the existing regulations, the current position of the Antitrust Commissioner and an update of the Knesset Economic Affairs Committee discussions. The parties were also granted permission to respond to the State's position within 30 days of receipt. The High Court of Justice also instructed the parties to advise, no later than January 20, 2015 as to whether they have reached agreement and determined that after receiving notice from all the parties, the  High Court of Justice will decide on how the cases will continue. In the State's update notice to the High Court of Justice dated January 19, 2015, the State explained, among other things, that the Minister of the Interior at that time, Gideon Saar, announced his decision to terminate his position and consequently the terms of office of the relevant ministers changed. The State further stated that on December 8, 2014, the Knesset passed a bill to dissolve itself, ending the session and the Knesset went to pre-election recess. It may take a few weeks to for a new government following the elections on March 17, 2015. Under these circumstances, the State requested an extension from the High Court of Justice for filing its update notice until July 15, 2015, and on January 21, 2015, the High Court of Justice granted the requested extension.

Pelephone and the other cellular telephony operators in Israel have encountered difficulties in the past in connection with the establishment, upgrading and operation of broadcasting sites as a result of the position of planning and building councils or public opposition due to alleged radiation concerns.

Permits of the Ministry of Environmental Protection

The Minister for Environmental Protection has promulgated regulations pursuant to the Israeli Radiation Law that address issues such as fees for permits, the method of measuring radiation, etc.

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

Additional Environmental Regulation

Israeli Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone), 2002 specify the maximum permitted radiation level for a cellular telephone measured in units of Specific Absorption Rate (“SAR”) and require Pelephone to notify its customers regarding the maximum permitted radiation level. As far as we are aware, all of the cellular telephones that Pelephone markets comply with the relevant SAR standards.

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

Import of Cellular Telephony Handsets

A reform of the regulations relating to the importation of cellular telephony handsets became effective in September 2012. The reform includes an exemption from obtaining a trade license and an exemption from the need to obtain approval for the import of cellular devices that comply with accepted European and American standards. The reform has resulted in intensified competition in the terminal equipment market.

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

Ministry of Communications Hearing Concerning WiFi

On August 6, 2014, the Ministry of Communications published a hearing report on the issue of amending Bezeq International's ISP license (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are expansion of the existing obligation under the provisions of the Communications Law to inform customers and offer them an opportunity to protect themselves against offensive Internet content by means of basic filtering software that is provided free of charge. As part of the hearing, the Ministry sought, among other things, to require Bezeq International to offer its customers more advanced filtering software free of charge, allowing them to choose between an applicative filter (which must be compatible for all devices) and the use of a network filter. Some of these solutions cannot be applied at the present time.

Bezeq International

International Telecommunications Service License

Bezeq International operates under a general license for the provision of international voice and data services, which is valid until May 2022 and can be extended for additional periods of ten years each. In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 10.3 million to fulfill all of the conditions of the license for provision of international telecommunications services. The Minister of Communications is entitled to cancel, limit or suspend the license upon certain circumstances set out in the license or if Bezeq International has ceased to satisfy the conditions set out in the Israeli Communications Law and applicable regulations. The license limits the transfer of Means of Control, if as a result, the transferee will hold “significant influence” (as defined in the license) or become a controlling shareholder of Bezeq International, unless the Minister of Communications approved the transfer in writing in advance. Any holder of Means of Control in Bezeq International or in an interested party in Bezeq International may not pledge such Means of Control if the exercise of the pledge would cause the debtor to hold “significant influence” or become a controlling shareholder of Bezeq International, unless the pledge agreement provides that the realization of the pledge is subject to the prior written approval of the Minister of Communications. During a state of emergency, the persons authorized by law may provide instructions to Bezeq International regarding the operation of the system and the provision or limitation of services in order to protect the security of the State of Israel or to ensure the provision of essential services. Bezeq International is required to indemnify the State of Israel for any monetary liability that it will incur towards a third party as a result of the use of the license. Bezeq International is required to obtain insurance for itself and its employees against all liabilities that they may incur due to physical or property damage caused as a result of the use of the license and against any loss or damage that may be caused to the system.  On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network.

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

Special License for the Provision of ISP Services

On August 10, 2009, Bezeq International received a special license to provide ISP services, valid until April 30, 2019. Such services were previously provided by Bezeq International under its international telecommunications services license. The license may not be transferred without the prior written approval of the Minister of Communications. Any holder of Means of Control in Bezeq International or in an interested party in Bezeq International may not pledge such Means of Control, unless the pledge agreement provides that the realization of the pledge is subject to the prior written approval of the Minister of Communications. Bezeq International is required to indemnify the State of Israel for any damage or expense that it will be liable for towards a third party as a result of the use of the license.

NEP License

On December 31, 2006, the Ministry of Communications confirmed the transfer of the NEP license to Bezeq International from BezeqCall (a Bezeq subsidiary which had engaged in the provision of NEP services prior to its merger into Bezeq International). Since the merger date, Bezeq International has provided NEP services under this license. On April 30, 2010, the NEP license was extended until April 30, 2015. Bezeq International is taking measures to extend the license beyond this date.  The Minister of Communications is entitled to cancel or suspend the license prior to its expiration upon certain circumstances set forth in the license, including if Bezeq International refuses to provide information to the Minster or if its activities harm competition. Any change in the holdings in the Means of Control in Bezeq International requires the prior written approval of the Minister of Communications (even if the change does not constitute a change in control and including the transfer of substantially all of the assets of Bezeq International). During a state of emergency, the Minister of Communications and Director General are entitled to take the steps required for the security of the State of Israel and its public. Bezeq International is required to indemnify the Ministry of Communications for any damage or expenses caused as a result of a third party claims against the Ministry with respect to an act or omission of Bezeq International under the license.

Offering of ILD Services by Cellular Telephony Operators; Hearing re Proposed Regulatory Regime in the ILD Market

During 2012, cellular telephony operators with ILD licenses started offering direct dial services as part of their cellular telephony services.

On October 16, 2013 and October 5, 2014, the Ministry of Communications published a hearing report concerning new regulations in the international communication services market. Any fixed-line domestic carrier or cellular operator will be allowed to provide international communications services as part of the service packages they offer to subscribers, under the conditions prescribed in the hearing report. The proposed regulation also includes international data and transmission services provided by fixed-line domestic carriers and cellular operators. Bezeq submitted its response to the hearing, agreeing to the measures under various conditions. However, on February 1, 2015, the Ministry published a secondary hearing report concerning special regulations applicable to the  Bezeq Group and HOT Group for an interim period until the obligation to maintain structural separation for these groups is abolished, whereby Bezeq and HOT will only be permitted to provide these services through other operators. The Bezeq Group opposes the proposed change.

VoB or VoC Services

In November 2012, the Ministry of Communications determined that VoB or VoC services are a fixed-line service and that such services will be regulated through a domestic fixed-line license and not through an MVNO license.

Amendment to the Israeli Communications Law on the filtering of offensive content

In August 2012, the Ministry of Communications amended the licenses of the ISPs (fixed and mobile), adding provisions to the licenses concerning filters for offensive sites and content, as a supplementary measure to the provisions of the law on this subject. The amendment stipulates that a license holder will be required, among other things, to inform its subscribers about offensive sites and content on the Internet which are not suitable for children and teenagers, and to include details of ways of blocking access to these sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content for no additional payment.

On August 6, 2014, the Ministry of Communications published a hearing report on the issue of amending Bezeq International's ITS license (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are expansion of the existing obligation under the provisions of the Communications Law to inform customers and offer them an opportunity to protect themselves against offensive Internet content by means of basic filtering software that is provided free of charge. As part of the hearing, the Ministry sought, among other things, to require Bezeq International to offer its customers more advanced filtering software free of charge, allowing them to choose between an applicative filter (which must be compatible for all devices) and the use of a network filter. Some of these solutions cannot be applied at the present time.

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

Satellite Broadcasting License

YES’s broadcasting license is valid through January 2017 and may be extended for additional six-year periods. This license is the main regulatory permit for YES’s operations. The Minister of Communications has the authority to cancel YES’s broadcasting license (after consulting with  the Broadcasting Council and after YES is granted an adequate opportunity to state its opinion) in instances and for causes set out in the Israeli Communications Law and regulations thereunder. The Minister of Communications and the Broadcasting Council have parallel authority to amend YES’s broadcasting license, only after YES is granted an adequate opportunity to state its opinion with regard to the proposed amendment.

               The Israeli Communications Law and broadcasting license include limitations with respect to the transfer, attachment and encumbrance of the broadcasting license and any of the assets associated with the broadcasting license. The broadcasting license requires receipt of the prior written approval of the Minister of Communications (after consulting with the Broadcasting Council) for the following changes (whether executed directly or indirectly and whether in one or more transactions): (i) any change of control; (ii) any change in holding of more than 10% of any one Means of Control in YES (in one or more transactions); and (iii) changing any portion of Means of Control in YES, if pursuant to such transaction, one has become or ceased to be an interested party in YES, has gained or lost control over YES .Any change which was made in violation of the aforementioned clause will be void. Any of the Means of Control in YES may not be pledged if the realization of the pledge shall constitute a transfer of Means of Control mentioned above, unless such pledge agreement contains an exception according to which any realization will be subject to a prior written consent of the Minister of Communications.. The license imposes a reporting requirement regarding the holders of the Means of Control in YES, including such holders’ holdings in the journalism, communications and broadcasting fields. Such reporting requirements were incorporated into YES’s articles of association and therefore, apply to its shareholders. YES, its office holders and any corporation YES controls or owns 5% or more of its shares, or is the biggest shareholder, is prohibited from adversely affecting competition in terms of provision of broadcasting and services unless approved in advance in writing by the Broadcasting Council. The license includes an obligation to file reports with the Ministry of Communications as well as conditions regarding the regulation of the activity of YES, such as the content of YES’s broadcasts and its agreements with its subscribers (such as the types of payments that may be collected) and suppliers.  YES is required to provide bank guarantees, currently approximately NIS 40 million (principal), to the Ministry of Communications to guarantee YES's undertakings under the license.

The broadcasting license includes provisions relating to the content of YES’s broadcasts, including an obligation to obtain the Broadcasting Council’s approval of the channels broadcast by YES. The Israeli Communications Law prohibits the broadcast of advertisements, subject to certain exceptions. Additionally, the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Broadcasting Council and the Standard Contracts Tribunal approve the subscriber agreement. The approval for the Standard Contracts Tribunal expired in 2006 and YES has sought the Broadcasting Council approval of amendments to the agreement.

The broadcasting license includes provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in YES price list.

The vast majority of subscribers subscribe to special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which are below YES  listed prices.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set.

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

Requirement to Invest in Local Content Productions

Under the provisions of the broadcasting license and the Council's decisions, DBS was required to invest an amount equal to no less than 8% of its revenue from subscription fees (including terminal equipment installation and VOD services) in local productions in 2014, and according to the communications regulations and the decisions of the Council, DBS is required to invest in various genres of local productions. In 2014, DBS also supplemented investment shortfalls set by the Council for certain genres. The obligation to invest in local productions in 2015 remains at 8%.

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

In accordance with an amendment to the Israeli Communications Law in 2010, certain channels are exempt from payment of transmission fees to HOT and YES. In July 2014, DBS's appeal to the High Court of Justice against the validity and applicability of this amendment was dismissed.

Broadcasting Rights

The broadcast and distribution of content by YES on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, including under the Israeli Copyright Law and the Performers and Broadcasters Rights Law. Payment of royalties is made through a number of organizations that operate in Israel that collect the royalties for the owners of the intellectual property rights. YES has blanket licenses with these organizations. Payments by YES under these licenses are, at times, based on a fixed payment and at other times on various pricing methods. With respect to some of the organizations, YES may be required to pay additional amounts of royalties for transmitting content via certain media and for secondary broadcasting of certain content. Such payments are not expected to be significant. YES is also expected to pay royalties for secondary broadcasts of certain content in amounts that YES believes are not significant.

DTT

The Second Authority for Television and Radio, or the Second Authority, operates a digital terrestrial television and radio broadcasting system, or DTT, commercially known as Idan Plus, through which certain channels are broadcasted to the public, free of charge. It currently broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, educational channels and special topic channels. These channels will generally carry broadcasting fees, but the Ministers of Communications and Finance may elect to subsidize the broadcasting fees for subject-based channels and niche channels. The subject-based channels may, under the law, finance their broadcasts by charging a subscription fee in addition to the alternative financing through commercials. The Ministers of Communications and Finance may appoint a private entity to operate the DTT system, in place of the Second Authority. At present, the DTT provides a limited alternative product to the multi-channel television broadcasts. DBS believes that an increase in the number or range of channels broadcast via DTT, as well as the possibility of a private entity operating the DTT system, could increase the scope of programs broadcasted and may therefore have a material detrimental effect on DBS's results.

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

In February 2014, the Minister of Communications and the Broadcasting Council, issued their decision regarding the basic packages to be provided as well as the maximum price at which a basic package can be offered, under an amendment to the Communications Law. DBS markets three such basic packages. DBS believes that if there is a significant switch to the basic packages, this could adversely affect DBS results.

Transmission of Video Content via Media Infrastructures

In February 2014, the Minister of Communications appointed a committee to review the regulation of commercial broadcasts that will apply to all companies engaged in broadcasting of audio visual content. The committee was also required to make recommendations regarding the possible inclusion of commercials in HOT and DBS broadcasts. The committee was required to formulate its recommendations by August 2014. Further to a request from the committee, DBS submitted its position on the foregoing issues to the committee in April 2014.

In August 2014, the Committee submitted its recommendations to the Minister of Communications in an interim report.  The committee recommended, among other things, that a license need not be required to provide audio-visual services over the Internet; that the regulations applicable to the new providers be imposed on a gradual basis, based on qualifying tests to be defined and the number of subscribers; and that a national communications authority be established to serve as a central regulator, which will incorporate the Ministry of Communications, the Second Authority and the Council. In September 2014, DBS submitted its response, in which it argued that licensing requirements should also apply to new suppliers, that the regulations should apply equally to holders of broadcasting licenses and to new providers, and that if the regulations are applied gradually, the date on which the regulations become applicable should be limited (not only by quantitative measures). As of the date of this report, the committee is has not submitted its final report. The committee's decisions, if applied, may affect the developing trend of video content transmitted over the web.

DBS believes that the VOD services it provides over the web are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware, this is the position of the Ministry of Communications. DBS also believes that the other services it provides via the internet (such as yesGo) are also not subject to such regulation. Nonetheless, if other regulations will be formulated or applied, they may affect the foregoing services provided by DBS.

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2014, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

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

Under its agreement with MedNautilus, Bezeq International purchased indefeasible rights of use to an unparticular non-specific part of the communication capacity of the undersea cable system operated by MedNautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2027, depending on the date of the start of use of the capacity. In consideration for such rights of use, Bezeq International paid a non-recurring payment around the date on which it started using the capacity. In addition, in October 2011, Bezeq International entered into an agreement with MedNautilus to expand and change the existing rights of use in the international optic network that it operates, so that such rights of use will serve as a backup for Bezeq International’s JONAH submarine cable.

On January 18, 2010, Bezeq International signed a partnership agreement with British Telecom for the provision of global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International operates as a BT Alliance partner in Israel and markets IT services and products from British Telecom’s global range of services.

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

Property

Bezeq

According to a settlement agreement entered into in 2004 between Bezeq, the Israel Land Administration, or ILA and the State of Israel, which concerns most of the real estate that was transferred to Bezeq pursuant to the 1984 asset transfer agreement with the State of Israel, the assets remaining in Bezeq’s possession have the status of a capitalized lease and are subject to the execution of individual lease contracts (contracts have been signed for approximately 110 of the 205 properties for which contracts are required). The settlement agreement allows Bezeq to enter into transactions and to improve the properties beyond the rights according to plans approved in the settlement agreement and it provides for a mechanism for payment to the ILA for such improvements, if undertaken, at the rate of 51% of the increase in value of the property following the enhancement (less part of the amounts paid for a betterment levy, if paid). The settlement agreement also provides that 17 properties must be returned to the ILA. Bezeq has returned 15 of those properties and the two remaining properties will be returned after Bezeq receives substitute properties, as provided in the settlement agreement.

The following is a list of Bezeq's real estate assets in accordance with the material rights in the asset. Bezeq also has interests (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables):

Right	Number of Assets (thousand sq. m.)	Area of the Plot (thousand sq. m.)	Built Area	Remarks
Ownership, lease or right of lease	360	960	200
Of this, 350 assets cover an area of 920 thousand sq. m., and 180 thousand sq. m. built up are assets for communication needs, and the remainder for administration needs.
30 are jointly owned with the Ministry of Communications and/or the Israel Postal Co. Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties. The parties operate as required by the orders of the agreement, and to separate joint debits and systems.

Possession (authorized/possession rights by law)	40	2.5	0.8
Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in Bezeq’s opinion this does not create material exposure.

Lease	330	30	70	310 assets, out of which 11 thousand sq. m. built up are for communication needs and the remainder for administration needs. Out of which, approximately 3.6 sq.m. built up are sublet.

Miscellaneous rights in 'residential rooms'	1,000	11	19
These are rooms for cables and installations for residential communications.
For most of the assets there is no arrangements for rights in writing (for example, the ILA, settlement entities, the entrepreneurs of the projects in which the properties are located, and house committees).

Right to receive areas for warehouses and offices	An asset in Sakia (near the Mesubim junction)	70 net	-
In April 2013, an authorization agreement was signed with ILA for an area of 11.5 hectares.  Bezeq is in contact with the planning authorities to exercise its rights pursuant to the provisions of the agreement.

Following a new review of Bezeq's real estate assets by Bezeq's management  the Board of Directors of Bezeq approved further sales of assets which are not actively used and/or which can be relatively easily vacated without incurring significant expenses. The transition to the NGN allows Bezeq to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2014, Bezeq sold 21 such properties, comprising 50,000 sq.m. of land and 30,000 sq.m. built up, for approximately NIS 190 million.

According to Bezeq’s estimates, the future sale of real estate assets that are not active or that can easily be vacated without incurring significant expenses and for which Bezeq has no use, may generate capital gains for Bezeq which may, in the aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale. The estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as to internal estimates prepared by Bezeq (including with respect to assets that were not appraised at all). Some of these assets may not be easily sold, including if there is no demand or there are local planning board limitations. At present, Bezeq is unable to foresee what, if any, consideration will be received upon the sale of these assets.

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

YES recently entered into an agreement for a new logistics center in Modi’in, Israel, for a period of ten years, with an option to terminate the agreement after five years.

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

Employees

As of December 31, 2014, we have five employees. These employees also provide services to Internet Gold. Our five employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with Internet Gold according to which our employees provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with Internet Gold and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2014, the Bezeq Group employed 12,939 persons, of whom 5,964 persons were employed by Bezeq, 3,001 persons were employed (or otherwise retained) by Pelephone, 1,932 persons were employed by Bezeq International and 2,042 persons were employed by YES.

Bezeq

As of December 31, 2014, Bezeq employed 5,964 employees compared to 6,479 employees as of December 31, 2013. The decrease in the number of employees as of December 31, 2014 compared to December 31, 2013 is primarily due to increased efficiency and improved technology used in customer relations resulting in a decrease in customer service employees. During the course of 2014, 141 tenured employees retired from Bezeq. The Board of Bezeq also approved the early retirement of additional employees. In 2014, early-retirement expenses of employees in an early retirement track amounted to NIS 176 million.

Bezeq’s Board of Directors currently consists of 11 directors, including four external, two independent directors pursuant to the Israeli Companies Law and two employee representatives. Our Chairman, Mr. Shaul Elovitch, also serves as the Chairman of the Board of Directors of Bezeq and Internet Gold.

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

On November 14, 2014, Bezeq was notified of a strike starting on December 10, in accordance with the provisions of the Settlement of Labor Disputes Law 1957 ("the Notice"), organized by the Histadrut, the General Organization of Workers in Israel, the General Organization of State Employees. According to the Notice, the issues in conflict were the impact of the reforms in the wholesale market on the employees, their work conditions, their wages, their position and occupational security, and a request by the Union to enter into negotiations for a new collective agreement prior to the implementation of the aforementioned reform, whereby the rights, work conditions and occupational security of the employees would be anchored. While Bezeq does not believe that the Union did not have any basis to issue the Notice, it has entered into negotiations with the employees' representatives.  Bezeq cannot at this time assess the implications deriving from the Notice.

Pelephone

The table below provides data with respect to the number of Pelephone employees at December 31, 2013 and December 31, 2014:

	December 31, 2013	December 31, 2014
Management and headquarters	205	201
Content and product marketing	57	46
Service-private customers	1,784	1,719
Business customers	483	362
Operation and logistics	283	199
Engineering and information systems	476	474
Total	3,288	3,001

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

In November 2014, Pelephone signed a collective agreement with the New General Labor Federation and Pelephone's workers committee regarding voluntary redundancy in 2014, under which 156 employees resigned at an overall cost of NIS 18 million.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2013 and December 31, 2014:

	December 31, 2013	December 31, 2014
Head office employees	1,231	1,173
Sales and service representatives	776	759
Total	2,007	1,932

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

In March 2014, Bezeq International received a notice from the New Labor Federation (“the Histadrut”) that more than one third of Bezeq International's employees had chosen to sign up as members of the Histadrut and therefore it is the representative workers union of Bezeq International’s employees. After reviewing the enrollment forms that it received, Bezeq International informed the Histadrut that it was inclined to recognize it as the representative workers union of Bezeq International. The parties are negotiating a collective labor agreement.

Effective May 15, 2014, Moti Elmaliach succeeded Yitzhak Benbenisti as the CEO of Bezeq International.

YES

The following table provides data with respect to the number of persons employed by YES at December 31, 2013 and December 31, 2014:

	December 31, 2013	December 31, 2014
Marketing	32	36
Customer service	1,388	1,227
Content	74	64
Engineering	100	106
Finance and operations	111	106
Human resources	65	59
Regulation and legal management	5	7
Information systems	136	141
Management and spokesperson	6	5
Sales	291	291
Total	2,208	2,042

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

On February 18, 2015, YES received a notice from the Histadrut that more than one third of YES’s employees had joined the Histadrut and therefore it is the representative workers union of YES’ employees. On February 24, 2015, after reviewing the enrollment forms that YES received from the Histadrut, YES confirmed the Histadrut's notice and recognized it as the representative workers union of YES.

C.	Organizational Structure

Internet Gold, a public company, whose shares are listed on the NASDAQ Global Select Market and the TASE, owned 66.71% of our outstanding ordinary shares as of April 27, 2015. Internet Gold is controlled by Messrs. Shaul and Yosef Elovitch, directly and through their control of  Eurocom Communications. Together they held 70.4% of Internet Gold’s ordinary shares as of April 27, 2015. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.

Our interest in Bezeq is held mostly by wholly-owned subsidiaries. As of April 27, 2015, we held a 30.72% ownership interest in Bezeq.

D.	Property, Plants and Equipment

Our corporate headquarters are located in an approximately 150 square meter facility in Ramat Gan, Israel, which we lease from Eurocom Communications at a token rent. The lease is for a three-year period, which may be extended each year for an additional one year period on the mutual consent of the parties.

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

Overview

We are the controlling shareholder of Bezeq and we currently hold 30.72% of Bezeq’s outstanding shares, and consolidate Bezeq’s financial results into our financial statements.

The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 58.4% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

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

Fixed-Line Broadband Internet Infrastructure Access. Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. In addition, Bezeq’s fixed-line broadband Internet infrastructure access services business faces competition from cellular telephony operators as they are increasingly able to utilize a combination of technologically advanced handsets and high bandwidth technologies, such as UMTS and LTE technology.

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

•	rules and regulations relating to payment of royalties (zero rate as of 2014);

•	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

•	regulations restricting the number of television channels YES can own and specifying the minimum investment YES is required to make in local content productions.

For additional information see “Regulatory.”

Build Out of Infrastructure

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed-line communications segment, Bezeq’s NGN, which was completed in 2012, is the most advanced fixed-line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services.. In January 2013, Bezeq began laying optical FTTB and FTTH.

In the cellular telephony segment, Pelephone’s nationwide 3.5G UMTS/HSPA. While Pelephone substantially completed the installation of its 3.5G UMTS/HSPA+ network in 2010, it has continued to invest in the network. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market.

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

In the multi-channel pay television segment, YES is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market [update]. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. Such equipment and infrastructure act as a significant barrier to entry against any potential competitor in the satellite pay television market.

During the three years ended December 31, 2014, the Bezeq Group companies invested NIS 1.5 billion, NIS 1.2 billion and NIS 1.3 billion (approximately $334 million), respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

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

During 2014, the U.S. dollar strengthened against the NIS. A depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are denominated in or linked to the dollar. This depreciation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are denominated in or linked to the dollar.

From time to time we use derivative financial instruments, such as Cross Currency Swap contracts, to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable Israeli company income tax rate was 25% in 2012 and 2013. In 2014, our applicable income tax rate increased to 26.5%.

As of December 31, 2014, we had tax loss carryforwards in the amount of NIS 267 million (approximately $69 million) and capital losses carry forward in the amount of NIS 24 million (approximately $6 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

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

Explanation of Key Income Statement Items

Revenue. Revenue from Bezeq’s domestic fixed-line communications segment is derived primarily from fees received for (i) fixed-line telephony services, primarily including the basic fixed-line telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) fixed-line broadband Internet infrastructure access services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services (lines in a virtual private exchange in a public network), data center services, a search engine for locating phone numbers (including a classified search) and new services.

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

On May 20, 2014, Walla completed the sale of all the share capital of Coral-Tell Ltd. (“Coral-Tell”), a subsidiary which operates the Yad2 website, to Axel Springer Digital Classifieds Holding GmbH, a foreign media company incorporated in Germany, for NIS 805 million.  Pursuant to the sale agreement, Walla and Bezeq agreed not to engage in the areas of operation of Coral-Tell for 24 months. Bezeq recorded a pre-tax profit of NIS 582 million with respect to the sale.

Depreciation and Amortization. Subsequent to our acquisition of the controlling interest in Bezeq, we adopted policies regarding the depreciation and amortization expenses related to Bezeq’s communications business network equipment and capacity that were based on Bezeq’s policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of the controlling interest in Bezeq, we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. The acquired assets are depreciated and amortized according to their expected useful life. Over time such assets are fully depreciated by Bezeq, and by us respectively. As a result, the excess fair value balance we assigned to the acquired assets decreases and our related future depreciation expenses will decrease as well.

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

Other operating expenses. Other operating expenses primarily include Bezeq’s provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and income or losses from copper forward contracts.

Finance Expenses. Our finance expenses primarily include interest expenses, U.S. dollar exchange rate differences and CPI linkage expenses on our Senior Secured Notes, bank and institutional loans and debentures. In addition our finance expenses also include interest and exchange rate differences on other financial liabilities and changes in fair value of financial assets or liabilities measured at fair value through profit or loss. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

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

At the end of 2011 the Knesset passed an amendment to the Israeli Tax Ordinance, pursuant to which the corporate tax rate was set at 25%. In 2014, our applicable income tax rate increased to 26.5% pursuant to legislative amendments.

Results of Operations

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2014:

	Year ended December 31,
	2012		2013		2014
	NIS	%	NIS	%	NIS	%
Revenues	10,278	100%	9,563	100%	9,055	100%
Depreciation and amortization	2,367	23%	2,014	21%	1,873	21%
Salaries	1,978	19%	1,873	20%	1,770	20%
General and operating expenses	3,995	39%	3,584	37%	3,368	37%
Other operating expenses	(11)	-	57	1%	(535)	(6	) %
Operating income	1,949	19%	2,035	21%	2,579	29%
Finance expense	917	9%	843	9%	1,236	14%
Finance income	(562)	(6)%	(523)	(6)%	(625)	(7)%
Income after financing expenses (income), net	1,594	15%	1,715	18%	1,968	7%
Share of losses in equity-accounted investee	245	2%	252	3%	170	2%
Income before income tax	1,349	13%	1,463	15%	1,798	20%
Income tax	556	5%	524	5%	667	7%
Income for the year	793	8%	939	10%	1,131	13%
Income (loss) attributable to owners of the company.	46	1%	137	2%	(21)	-%
Income attributable to non-controlling interest	747	7%	802	8%	1,152	13%
Income for the year	793	8%	939	10%	1,131	13%
Basic earnings (loss) per share	1.55	--	4.56	--	(0.70)	--
Diluted earnings (loss) per share	1.52	--	4.50	--	(0.81)	--

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis for the three years ended December 31, 2014.  Amounts are in NIS in millions.

	Year ended December 31, 2014
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenue	4,317	3,419	1,504	1,724	226	(2,135)	9,055
Depreciation and amortization	688	430	130	298	23	304	1,873
Segment results - operating income	1,980	449	232	273	629	(984)	2,579
Finance income	285	77	9	26	11	217	625
Finance expenses	(472)	(21)	(18)	(619)	(2)	(104)	(1,236)
Total finance income (expense), net	(187)	56	(9)	(593)	9	113	(611)
Segment profit (loss) after finance expenses, net	1,793	505	223	(320)	638	(871)	1,968
Share in profit (loss) of equity-accounted investee	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,793	505	224	(320)	635	(1,039)	1,798
Income tax	478	132	60	1	147	(151)	667
Segment results - net profit (loss)	1,315	373	164	(321)	488	(888)	1,131
Additional information:
Segment assets	8,483	3,541	1,206	1,820	682	1,765	17,498
Goodwill	-	-	6	-	10	2,665	2,681
Investment in equity-accounted investee	-	-	4	-	11	1,042	1,057
Segment liabilities	12,369	696	392	6,484	107	(2,400)	17,648
Investments in property, plant and
equipment and intangible assets	835	339	110	332	17	(332)	1,301

	Year ended December 31, 2013
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenue	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Depreciation and amortization	683	458	130	263	31	449	2,014
Segment results - operating income	1,991	608	227	268	(4)	(1,055)	2,035
Finance income	314	137	9	7	-	56	523
Finance expenses	(534)	(46)	(23)	(654)	(6)	420	(843)
Total finance income (expense), net	(220)	91	(14)	(647)	(6)	476	(320)
Segment profit (loss) after finance expenses, net	1,771	699	213	(379)	(10)	(579)	1,715
Share in losses of equity-accounted investee	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,771	699	214	(379)	(10)	(832)	1,463
Income tax	408	178	56	2	5	(125)	524
Segment results - net profit (loss)	1,363	521	158	(381)	(15)	(707)	939
Additional information:
Segment assets	7,767	4,126	1,248	1,617	232	2,253	17,243
Goodwill	-	-	6	-	87	2,732	2,825
Investment in equity-accounted investee	-	-	3	-	14	998	1,015
Segment liabilities	11,234	1,242	440	5,960	249	(1,954)	17,171
Investments in property, plant and
equipment and intangible assets	777	335	106	327	19	(327)	1,237

	Year ended December 31, 2012
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,339	4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291	97	54	-	36	(452)	26
Total revenue	4,630	4,468	1,340	1,636	292	(2,088)	10,278
Depreciation and amortization	730	531	136	248	25	697	2,367
Segment results - operating income	1,929	892	219	253	(13)	(1,331)	1,949
Finance income	312	146	10	2	-	92	562
Finance expenses	(581)	(101)	(18)	(563)	(7)	353	(917)
Total finance income (expense), net	(269)	45	(8)	(561)	(7)	445	(355)
Segment profit (loss) after finance expenses, net	1,660	937	211	(308)	(20)	(886)	1,594
Share in losses of equity-accounted investee	-	-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,660	937	212	(308)	(20)	(1,132)	1,345
Income tax	463	239	52	2	(3)	(197)	556
Segment results - net profit (loss)	1,197	698	160	(310)	(17)	(935)	793

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues. Our revenues decreased by 5.3% to NIS 9.1 billion (approximately $2.3 billion) for the year ended December 31, 2014 from NIS 9.6 billion for the year ended December 31, 2013. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2014 was primarily due to a NIS 390 million (approximately $100 million), or 10.2%, decrease in the revenues of the cellular communications segment, driven by continued increased competition in the cellular market in 2014. To a lesser extent, the decrease in revenues is also attributable to the NIS 161 million (approximately $41 million), or 3.6%, decrease in the revenues of the fixed-line segment. The decrease was partially offset by a NIS 71 million (approximately $18 million), or 5.0%, increase in the revenues of the international communications and Internet services segment.

Bezeq’s revenues in the year ended December 31, 2014 decreased to NIS 4.3 billion (approximately $1.1 billion) compared with NIS 4.5 billion in the year ended December 31, 2013, a decrease of 3.6%. The decrease in the segment’s revenues was primarily due to a NIS 303 million (approximately $78 million), or 15.4%, reduction in telephony revenues as a result of a decrease in the average revenue per line, or ARPL, and a decrease in the number of access lines. The decrease in revenues was partially offset by a NIS 107 million (approximately $28 million), or 8.3%, increase in revenues from internet services as a result of an increase in the number of Internet subscribers.

Pelephone’s revenues in the year ended December 31, 2014 decreased to NIS 3.4 billion (approximately $879 million) compared with NIS 3.8 billion in the year ended December 31, 2013, a decrease of 10.2%. Revenues from services in the year ended December 31, 2014 decreased to NIS 2.45 billion (approximately $631 million) compared to NIS 2.8 billion in the year ended December 31, 2013, a decrease of 12.6%. The decrease is primarily attributable to the reduction in tariffs that resulted from the continued intensified competition in the cellular market. The intensified competition led to a migration to unlimited usage plans which resulted in a decrease in ARPU, as well as to a decrease in the total number of subscribers. Revenues from the sale of terminal equipment in the year ended December 31, 2014 decreased to NIS 966 million (approximately $248 million), compared to NIS 1 billion in the year ended December 31, 2013, a decrease of 3.5%. The decrease is primarily attributable to a decrease in handset sales and prices. The decrease was partially offset by increased revenues from the sale of accessories.

Bezeq International’s revenues in the year ended December 31, 2014 increased to NIS 1.5 billion (approximately $387 million) compared with NIS 1.4 billion in the year ended December 31, 2013, an increase of 5%. The increase in revenues is primarily attributable to an increase in revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT) and increased revenues from internet operations due to an increase in the number of subscribers. The increase was partially offset by a decrease in revenues from outgoing calls attributable to the transition in the cellular market to packages that include unlimited overseas calls.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 1.9 billion (approximately $482 million) for the year ended December 31, 2014 compared to NIS 2.0 billion for the year ended December 31, 2013, a decrease of approximately 7%. The decrease was primarily due to a 15.6% decrease in depreciation and amortization arising from the purchase price allocation relating to our purchase of the controlling interest in Bezeq, to NIS 593 million (approximately $152 million) during the year ended December 31, 2014 compared with NIS 703 million during the year ended December 31, 2013. To a lesser extent, the decrease in depreciation and amortization is also attributable to the NIS 30 million (approximately $8 million), or 2.3%, decrease in the Bezeq Group depreciation and amortization that resulted from the end of depreciation of certain property, plant and equipment assets in the cellular communications and the Domestic Fixed-Line Communications segments during 2013.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.28 billion (approximately $329 million) for the year ended December 31, 2014 compared to NIS 1.3 billion for the year ended December 31, 2013, a decrease of 2.3%. The decrease is primarily attributable to lower depreciation of certain property, plant and equipment assets and subscriber acquisition costs in the cellular communications segment.

Bezeq’s depreciation and amortization expenses amounted to NIS 688 million (approximately $177 million) in the year ended December 31, 2014 compared with NIS 683 million in the year ended December 31, 2013, an increase of 0.7%.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2014 amounted to NIS 430 million (approximately $111 million) compared to NIS 458 million in the year ended December 31, 2013, a decrease of 6.1%. The decrease is primarily attributable to the conclusion of the capitalization of subscriber acquisition costs and the depreciation of other property, plant and equipment.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2014 amounted to NIS 130 million (approximately $33 million), the same as for the year ended December 31, 2013.

Salaries. Salaries decreased 5.5% to NIS 1.8 billion (approximately $455 million) for the year ended December 31, 2014 from NIS 1.9 billion for the year ended December 31, 2013, primarily due to a decrease in the number of employees in the Cellular and Domestic Fixed-Line Communications segments.

Bezeq’s salary expenses decreased 8.7% to NIS 895 million (approximately $230 million) for the year ended December 31, 2014 from NIS 980 million for the year ended December 31, 2013. The decrease in salary expenses was primarily due to a decrease in the number of employees and in share-based compensation. The decrease was partially offset by higher employee wages during 2014.

Pelephone’s salary expenses decreased 5% to NIS 417 million (approximately $107 million) for the year ended December 31, 2014 from NIS 439 million in the year ended December 31, 2013. The decrease in salary expenses is primarily attributable to a decrease in the number of employees. The decrease was partially offset by higher employee wages during 2014.

Bezeq International’s salary expenses increased 3.8% to NIS 298 million (approximately $77 million) for the year ended December 31, 2014 from NIS 287 million in the year ended December 31, 2013. The increase in salary expenses was primarily attributable to an increase in the number of employees providing outsourcing services in ICT operations.

General and Operating Expenses. General and operating expenses decreased 6% to NIS 3.4 billion (approximately $866 billion) for the year ended December 31, 2014 from NIS 3.6 billion for the year ended December 31, 2013. The decrease was primarily attributable to the Cellular Communications and the Domestic Fixed-Line Communications segments, as a result of lower terminal equipment costs and interconnect fees.

Bezeq’s general and operating expenses decreased 13.2% to NIS 777 million (approximately $200 million) in the year ended December 31, 2014, from NIS 895 million in the year ended December 31, 2013. The decrease is primarily attributable to a decrease in interconnect fees and a reduction in terminal equipment costs following a transition from selling home network routers to rental.  The decrease was also attributable to a decrease in structure maintenance costs.

Pelephone’s general and operating expenses decreased 6.2% to NIS 2.1 billion (approximately $541 million) in the year ended December 31, 2014, from NIS 2.2 billion in the year ended December 31, 2013. The decrease was mainly attributable to: (i) changes in the sales mix; (ii) a decrease in repair costs and warranty services following a decrease in the number of service subscribers and the number of repair calls; (iii) a decrease in interconnect fees following a reduction in call termination rates to domestic fixed-line communication operators; and (iv) lower content expenses together with a reduction in content revenue. The decrease was partially offset by; (i) an increase in distribution fee costs, following an increase in the number of subscribers migrating to this segment; (ii) greater expenses for doubtful accounts; (iii) a one-time reduction in net collection costs recorded in the previous year; and (iv) an increase in site rental fees (following a one-time decrease of NIS 30 million recorded last year after adjusting a liability estimate).

Bezeq International’s general and operating expenses increased 7% to NIS 844 million (approximately $217 million) in the year ended December 31, 2014, from NIS 789 million in the year ended December 31, 2013. The increase is primarily attributable to an increase in the cost of call transfers between communications carriers worldwide and increased expenses from enterprise communications solutions. The increase was partially offset by a decrease in expenses for outgoing calls, consistent with the decline revenues.

Other Operating Expenses, net. We had other operating income, net of NIS 535 million (approximately $138 million) in the year ended December 31, 2014 compared to other operating expenses, net of NIS 57 million in the year ended December 31, 2013. The increase was a result of the one-time pre-tax capital gain of NIS 582 million ($150 million) from the sale of Coral-Tell shares.

Finance expenses, net. Our consolidated finance expenses, net increased by 90.9% to NIS 611 million (approximately $157 million) for the year ended December 31, 2014 from NIS 320 million for the year ended December 31, 2013.

Our finance expenses, net for the year ended December 31, 2014 increased to NIS 508 million (approximately $131 million) compared with NIS 211 million for the year ended December 31, 2013, an increase of 141%. The increase is primarily attributable to one-time expenses of NIS 183 million ($47 million) relating to the early repayment of the loans incurred to acquire our controlling interest in Bezeq and the early redemption of all of the outstanding Series A Debentures that were part of our refinancing process and to net finance expenses related to the revaluation of our Cross Currency Swap hedge transactions of NIS 85 million (approximately $22 million).

The Bezeq Group’s consolidated finance expenses, net decreased 10.3% to NIS 130 million (approximately $33 million) in the year ended December 31, 2014 compared to NIS 145 million in the year ended December 31, 2013. The decrease is primarily attributable to a decrease in net finance expenses in the Domestic Fixed-Line Communications segment. The decrease was partially offset be decrease in net finance income in the cellular communications segment.

Income Tax. Income tax expenses increased by 27.3% to NIS 667 million (approximately $171 million) for the year ended December 31, 2014 from NIS 524 million for the year ended December 31, 2013. The increase was mainly attributable to an increase in the pre-tax profit as a result of the sale of the Coral Tell shares.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2014 represented 27.9% of its pre-tax profit, compared to 26.9% in the year ended December 31, 2013.

Income (Loss)  Attributable to the Owners of Our Company. Loss attributable to the owners of our company amounted to NIS 21 million (approximately $5 million) for the year ended December 31, 2014, compared to an income of NIS 137 million for year ended December 31, 2013. The loss attributable to the owners of our company is primarily attributable to the one-time expenses of NIS 183 million ($47 million) we incurred relating to the early repayment of the loans incurred to acquire our controlling interest in Bezeq and the early redemption of all the outstanding Series A Debentures that were part of our refinancing process and to net finance expenses related to the revaluation of our Cross Currency Swap hedge transactions of NIS 85 million (approximately $22 million).

Income Attributable to Our Non-Controlling Interests. Income attributable to our non-controlling interests increased to NIS 1.15 billion (approximately $296 million) for the year ended December 31, 2014 compared to NIS 802 million for the year ended December 31, 2013. The increase in income attributable to our non-controlling interests is primarily attributable to the one time capital gain from the sale of Coral-Tell shares together with lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction.

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

Pelephone’s revenues in the year ended December 31, 2013 decreased to NIS 3.8 billion (approximately $1.1 billion) compared with NIS 4.5 billion in the year ended December 31, 2012, a decrease of 14.7%. Revenues from services in the year ended December 31, 2013 decreased to NIS 2.8 billion (approximately $809 million) compared to NIS 3.3 billion in the year ended December 31, 2012, a decrease of 13.9%. The decrease is primarily attributable to the reduction in tariffs that resulted from the continued intensified competition in the cellular market. The intensified competition led to a migration to unlimited usage plans which resulted in a decrease in ARPU, as well as to a decrease in the total number of subscribers. The decrease in revenues was partially offset by an increase in the revenues from cellular operators that are hosted on Pelephone’s network. Revenues from the sale of terminal equipment in the year ended December 31, 2013 decreased to NIS 1.0 billion (approximately $288 million), compared to NIS 1.2 billion in the year ended December 31, 2012, a decrease of 17.1%. The decrease is primarily attributable to a decrease in handset sales and prices that resulted from regulatory changes that prevent carriers from subsidizing handset sales and the opening of the handset market to third-party imports that led to the opening of numerous independent handset stores.

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

Pelephone’s general and operating expenses decreased 12.2% to NIS 2.2 billion (approximately $646 million) in the year ended December 31, 2013, from NIS 2.6 billion in the year ended December 31, 2012. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, primarily due to a decrease in the number of handsets sold, the cancellation of mandatory royalty payments to the State of Israel commencing in 2013 and a decrease in inter-content expenses, consistent with the decline revenues. In addition during 2013 Pelephone recognized a one-time decrease of NIS 30 million ($9 million) in site rental fees following an adjustment of a liability estimate included in the financial statements, and a one-time decrease in in net collection expenses.

Bezeq International’s general and operating expenses increased 11.6% to NIS 789 million (approximately $227 million) in the year ended December 31, 2013, from NIS 707 million in the year ended December 31, 2012. The increase is primarily attributable to an increase in the cost of call transfers between communications carriers worldwide and increased expenses from enterprise communications solutions. The increase in the general and operating expenses was partially offset by a decrease in expenses for outgoing calls, consistent with the decline revenues.

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

B.	Liquidity and Capital Resources

As of December 31, 2014 and 2013, we had cash and cash equivalents and marketable securities on an unconsolidated basis of NIS 997 million (approximately $256 million) and NIS 664 million, respectively. The increase in our cash and cash equivalents and marketable securities balance at December 31, 2014 is primarily attributable to the two dividend payments we received from Bezeq in the amount of NIS 638 million (approximately $164 million). The increase was partially offset by interest payments in the amount of NIS 273 million (approximately $70 million).

From our inception in 1999 until our initial public offering in October 2007, we operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by Internet Gold from its financial resources. On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of NIS 6.5 billion and became the controlling shareholder of Bezeq. In March 2011, we acquired an additional 0.93% of Bezeq’s outstanding shares for NIS 300 million. At present, our ownership interest in Bezeq is 30.72%.

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

In January 2012 and August 2013, we issued NIS 125.8 million and NIS 180 million, respectively, of our Series B Debentures in two private placements. The private placements were carried out as an increase to our outstanding Series B Debentures. The newly issued Series B Debentures are listed on the TASE and their terms are identical to the terms of Series B Debentures issued in September 2010. As of December 31, 2014, NIS 706 million (approximately $181 million) of our Series B Debentures were outstanding.

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

Bezeq paid total cash dividends of NIS 3.1 billion, NIS 2.8 billion and NIS 2.1 billion (approximately $532 million) in the three years ended December 31, 2014, out of which we received NIS 953 million, NIS 876 million and NIS 638 million (approximately $164 million), respectively.

As part of its dividend distribution policy, on March 27, 2014, Bezeq’s shareholders approved the payment of a dividend of NIS 802 million to Bezeq’s shareholders and we received NIS 248 million (approximately $64 million) from this distribution in April 2014. In addition, on September 3, 2014, Bezeq’s shareholders approved the payment of a dividend of NIS 1,267 million and we received NIS 390 million (approximately $100) from this distribution in October 2014.

Bezeq's board of directors has determined that the revaluation gains that Bezeq is expected to generate with respect to its acquisition of DBS will not be distributed as dividend.

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

Following the note issuance we entered into five Cross Currency Swap (“CCS”) transactions in order to hedge our exposure to fluctuations in the U.S. dollar exchange rate. The CCS transaction hedge a total of $725 million  of the principal amount of the Notes.

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

In the year ended December 31, 2014, we received dividends from Bezeq totaling NIS 638 million (approximately $164 million) and made total interest payments of NIS 217 million (approximately $56 million) on our Senior Secured Notes and Series B Debentures (excluding payments made under our refinance process and the redemption of our Series A Debentures).

On February 19, 2014 we issued $800 million of Senior Secured Notes. We used the net proceeds from the Notes offering to repay all amounts outstanding under the loans incurred to acquire our controlling interest in Bezeq and to deposit funds into a lockbox account. On March 17, 2014, we completed an early redemption of all our outstanding Series A Debentures for total consideration of NIS 203 million (approximately $52 million).

In 2015, we expect to receive dividends from Bezeq totaling NIS 490 million (approximately $126 million) that will be sufficient to service our NIS 277 million (approximately $71 million) of interest payments due on the Notes and Series B Debentures.

In 2016, we expect that our dividends from Bezeq will be sufficient to service our NIS 448 million (approximately $115 million) of scheduled debt payments, consisting of interest payments on the Notes and principal and interest payments on the Series B Debentures.

Beyond 2016, we expect to have sufficient funds to service our expected indebtedness.

As of December 31, 2014, our cash and cash equivalents, restricted cash and marketable securities on an unconsolidated basis totaled NIS 997 million (approximately $256 million). In addition, we own approximately 20.5 million Bezeq ordinary shares that are free from any encumbrances. These shares can, if necessary, be used as collateral to refinance old debt or may be sold for cash.

In August 2014, our Board of Directors approved the repurchase of up to $50 million of our of 7⅜% Senior Secured Notes. In January 2015, we repurchased $4 million of our of 7⅜% Senior Secured Notes.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2014 the Bezeq Group had cash and cash equivalents and current investments of NIS 2.9 billion (approximately $741 million) compared to cash and cash equivalents and current investments of NIS 1.7 billion at December 31, 2013.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.3 billion (approximately $334 million) for the year ended December 31, 2014, compared with NIS 1.2 billion for the year ended December 31, 2013. The capital expenditures in 2014 were primarily for the development of communications infrastructure in the amount of NIS 1.1 billion (approximately $278 million) and for investments in intangible assets and deferred expenses in the amount of NIS 194 million (approximately $50 million) compared with investments of NIS 1.0 billion for the development of communications infrastructure and of NIS 186 million for intangible assets and deferred expenses in 2013.

In the year ended December 31, 2014, the Bezeq Group repaid debt and paid interest of NIS 1.6 billion (approximately $406 million), the same as for the year ended December 31, 2013. In 2014, the Bezeq Group raised NIS 1.4 billion (approximately $372 million) of debt by means of loans and an issuance of debentures approximately the same amount that was raised in 2013. In addition, the Bezeq Group paid dividends of NIS 2.1 billion (approximately $532 million) in 2014 compared to NIS 2.8 billion in 2013.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2014 was NIS 9.8 billion (approximately $2.5 billion). The average supplier credit for the year ended December 31, 2014 was NIS 631 million (approximately $162 million), the average short-term customer credit for the year ended December 31, 2014 was NIS 2.4 billion (approximately $575 million), and average long-term customer credit was NIS 581 million (approximately $149 million).

The Bezeq Group working capital surplus as of December 31, 2014 was NIS 1.7 billion (approximately $435 million) compared with a surplus of NIS 1.5 billion on December 31, 2013. Bezeq (according to its separate financial statements) had a working capital surplus of NIS 386 million (approximately $99 million) as of December 31, 2014, compared with a working capital surplus of NIS 248 million as of December 31, 2013.

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

Bezeq

The table below describes Bezeq’s long-term loans as of December 31, 2014:

Loan term	Source of financing	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2014
Long-term loans	Banks	1,656	Unlinked NIS	Variable, based on prime rate*	1.75%	1.76%	1.75%-2.50%
	Banks	2,096	Unlinked NIS	Fixed	5.25%	5.30%	2.40%-6.85%
	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.61%	1.68%	1.61%-2.25%
	Non-bank sources	1,729	Unlinked NIS	Fixed	5.92%	6.13%	5.70%-6.65%
	Non-bank sources***	3,602	CPI-linked NIS	Fixed	2.77%	2.86%	2.53%-5.95%

*	The Prime interest rate (1.75%) was calculated as at December 2014 (the Prime interest rate as at March 2015 is 1.6%).

**
STL yield per year (1115) – 0.214% (average last 5 trading days of November 2014) for the interest period that began on December 1, 2014 (the STL yield per year (216) is valid for the interest period that began on March 1, 2015 is 0.124%).

***	Not including Debentures (Series 5) held by a wholly-owned subsidiary.

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

As of December 31, 2014, Bezeq had NIS 472 million (approximately $121 million) in non-publicly traded debentures outstanding. In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, subject to certain exceptions. The lenders have a right to call the debentures for immediate payment (i) if Bezeq does not repay the debentures, (ii) if there is a breach of terms of the debentures, (iii) if a significant attachment is imposed on Bezeq’s assets, (iv) if a receiver is appointed for Bezeq’s assets or a liquidation order is given against Bezeq, (v) if Bezeq ceases to run its business, or (vi) if the holder of another charge realizes the charge it has on the assets of Bezeq. In our opinion, Bezeq was in compliance with all of the aforementioned terms at December 31, 2014.

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

In August 2014, Bezeq issued additional Series 6 and Series 7 debentures to qualified and institutional investors in the aggregate par value amounts of NIS 881 million and NIS 119 million, respectively.

As of December 31, 2014, Bezeq had NIS 6.3 billion (approximately $1.6 billion) of debentures outstanding.

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

Bezeq’s Undertakings

In connection with its Series 6 to 8 debentures and bank loans totaling NIS 3.75 billion as at December 31, 2014 and NIS 400 million of debentures issued to financial institutions, Bezeq has undertaken the following:

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

In addition, for Bezeq’s Debentures Series 6 to 8 and banks loans in the amount of NIS 2.14 billion as at December 31, 2014 (out of the total bank loans in the amount of NIS 3.75 billion), and for debentures issued to financial institutions in the amount of NIS 400 million, Bezeq has undertaken that if it makes an undertaking towards any entity in respect of compliance with financial covenants, it will also provide the same undertaking to these debenture holders and banks (subject to certain exceptions).

In addition, Bezeq has made an undertaking to holders of Debentures Series 6 to 8 to take steps so that, to the extent under its control, the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

In the year ended December 31, 2014, Bezeq made NIS 1.6 billion (approximately $406 million) of principal and interest payments (including on its debentures).

Credit Rating

Bezeq debentures are rated il/AA/Stable rating by S&P Maalot Ltd. and with an Aa2 rating with a stable outlook by Midroog Ltd.

Other Debt

Bezeq incurs debt from time to time to manage its cash flows and it may enter into new bank loans or issue private or public debt, or both.

As of December 31, 2014, the Bezeq Group companies have provided NIS 100 million of guarantees in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the U.S. dollar exchange rate) and bank guarantees totaling NIS 84 million to third parties. In addition, Bezeq has provided an additional NIS 20 million of guarantees on behalf of YES and an indirect subsidiary.

During 2015, Bezeq expects to repay approximately NIS 1,735 million of loan principal and interest (including debentures).

From time to time, Bezeq raises capital for financing its cash flow. Its financing options are to raise debt through new bank loans and/or by the issuance of public or privately issued debt securities.

Bezeq presently has sufficient cash reserves to complete the acquisition of the remaining interests in YES. Notwithstanding, to finance the entirety of Bezeq’s cash flow needs for 2015, Bezeq intends to take on approximately  NIS 500 million of debt.

Pelephone

Pelephone’s operations are primarily financed out of its cash flow from operating activities and debt. It has long-term loans from banks, private (non-tradable) debentures and loans received from Bezeq. Pelephone's operations are financed out of cash flow from operating activities. Pelephone has bank loans and private debentures (non-negotiable).

The average and effective interest rates on Pelephone's loans in 2014 were:

Source of financing	Amount at December 31, 2014 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banking sources	20	CPI-linked NIS	4.49%	4.5%
Non-banking sources	73	CPI-linked NIS	4.46%	4.51%

In 2014, Pelephone repaid loans and debentures amounting to NIS 179 million.

The credit extended to Pelephone is not reportable credit under the reportable credit guidelines. As at December 31, 2014, Pelephone is in compliance with its undertakings towards the banks and the debenture holders.

Credit facilities

As at December 31, 2014, Pelephone has no approved bank credit facilities.

Credit rating

In April 2014 Maalot ratified its ilAA\stable rating for Pelephone's debentures (Series A through C).

Pelephone expects to repay all its liabilities, in an amount of NIS 93 million, during 2015. Although Pelephone intends to make further investments in property, plant and equipment (mainly in the LTE network), it estimates that it will not need to issue additional debt in 2015.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

YES

Bank financing

YES is party to a financing agreement with a consortium of banks dated May 23, 2001, which was restated in July 2012. According to the financing agreement, YES was provided with an on-going credit facility of NIS 170 million and a hedge facility of $10 million until the end of 2015.

The table below shows the average interest rates payable on YES’s loans:

Source of financing		Amount at December 31, 2014 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Long-term loans	Banking sources	79	NIS	3.45%	3.48%
	Non-bank (1)	1,739	CPI-linked NIS	6.8%	(6.9)%
	Shareholder loans(2)	4,054	CPI-linked NIS	6.1%	6.2%

(1)	The non-banking credit, which is valid until December 31, 2014, is made up of debentures.

(2)
Loans provided to YES by its shareholders are linked to the CPI and are divided into three types: A. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%.

Bank financing

YES is party to a financing agreement with a consortium of banks which was renewed in July 2012. According to the payment schedule of the financing agreement and YES’ debentures, in  2015 YES is expected to repay NIS 241 million on account of principal and interest of its loans.

Institutional financing

YES issued a debenture series in 2007 to institutional investors, which are listed on the TACT Institutional system at the TASE under a deed of trust between YES and Hermetic Trust (1975) Ltd., which was expanded in April 2014.  YES also issued a debenture series in 2010 to institutional investors, under a deed of trust between YES and Hermetic Trust (1975) Ltd. This series was listed on the TACT institutional system at the TASE and was expanded in 2011, 2012 and in 2014. In May 2012, YES obtained a loan from several institutional investors.

S&P Maalot ratings for YES and its debentures

After raising the rating in April 2014, debentures issued under the institutional financing documents are rated by S&P Maalot as -ilA with a stable outlook. At the same time, the rating was put on a watch list with a positive outlook. S&P Maalot ratified these ratings in January 2015.

Credit facilities (in NIS millions)

Credit facility	Used as at Dec. 31, 2014	Used as at March 9, 2015
170	4	4

Assessment of need to raise sources of financing in 2015

YES expects to repay NIS 493 million on account of principal and interest of its loans in 2015.

YES’s management, based on the projected cash flows approved by the YES board of directors, believes that the sources of financing available to it will be sufficient for its operations in 2015. Should additional sources be necessary to meet operational needs, YES will adjust its operations so that it will not require additional sources beyond those available to it.

Cash Flows

Cash Flows of our company

The following table summarizes our consolidated cash flows on a consolidated basis for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(NIS in millions)
Net cash provided by operating activities	3,996	4,145	3,789
Net cash used investing activities	(1,273)	(1,014)	(1,896)
Net cash used in financing activities	(3,335)	(3,149)	(1,919)
Net increase (decrease) in cash and cash equivalents	(612)	(18)	(26)
Cash and cash equivalents at beginning of year	1,369	757	739
Cash and cash equivalents at end of year	757	739	713

Operating Activities

Consolidated cash provided by operating activities in 2014 amounted to NIS 3.8 billion (approximately $974 billion) compared to NIS 4.1 billion in 2013. The decrease of NIS 356 million was primarily attributable to the decline in the profits of the Cellular Communications segment and changes in working capital.

Investing Activities

Consolidated cash used in investing activities for the year ended December 31, 2014, was NIS 1.9 billion (approximately $488 million) compared to NIS 1.0 billion in the year ended December 31, 2013. The increase of NIS 882 million was primarily attributable to a net increase in investments in deposits and marketable securities which was partially offset by the sale of Coral-Tell Ltd..

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2014 was NIS 1.9 billion (approximately $493 million) compared to NIS 3.1 billion in the year ended December 31, 2013. The decrease of NIS 1.2 billion in cash used in financing activities was primarily attributable to an increase in the amount of NIS 2.7 billion in proceeds from issuance of new debentures and loans received and a decrease in the amount of NIS 523 million in dividends paid to non-controlling interests during 2014 compared to 2013. This increase was partially offset by the NIS 2.1 billion increase in principal and interest payments in 2014 compared to 2013.

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(NIS in millions)
Net cash provided by operating activities	4,014	4,152	3,796
Net cash used in investing activities	(1,237)	(917)	(1,546)
Net cash provided by (used in) financing activities	(3,663)	(3,091)	(2,200)
Net increase (decrease) in cash and equivalents	(886)	144	50
Cash and cash equivalents as at the beginning of the period	1,352	466	610
Cash and cash equivalents as at the end of the period	466	610	660

Operating Activities

Consolidated cash flows operating activities for the year ended December 31, 2014 amounted to NIS 3.8 billion (approximately $976 billion) compared to NIS 4.2 billion for the year ended December 31, 2013, a decrease of NIS 356 million ($92 million). The decrease is primarily attributable to the decline in the profits of the Cellular Communications segment and changes in working capital.

Investing Activities

Net cash used in investing activities for the year ended December 31 2014 was NIS 1.5 billion (approximately $398 million) compared to NIS 917 million in the year ended December 31, 2013. The increase of NIS 629 million was primarily attributable to a 1.0 billion net increase in investments in deposits and marketable securities which was partially offset by the NIS 596 million of net proceeds from the sale of Coral-Tell Ltd.

Financing Activities

Net cash used in financing activities by the Bezeq Group for the year ended December 31, 2014 was NIS 2.2 billion (approximately $566 million) compared to NIS 3.1 billion for the year ended December 31, 2013. The decrease of NIS 891 million in cash used in financing activities was primarily attributable to the NIS 761 million decrease in dividends paid and a NIS 82 million increase in proceeds from issuance of new debentures during the 2014 compared to 2013.

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

Associates (accounted for by the equity method). Associates are those entities in which the Bezeq Group has significant influence, but not control, over financial and operating policy. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. When the Bezeq Group holds additional long-term interests in the associate (such as loans), which are a part of the Bezeq Group’s net investment in the associate, and when the Bezeq Group’s proportionate share in the additional interests is different from the Bezeq Group’s share in the equity of the associate, the Bezeq Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Bezeq Group’s participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests (“the Levels Method”). If, subsequently, the Bezeq Group recognizes its share in the profits of the associate, the Bezeq Group will recognize its share in the profits up to the amount of the cumulative losses previously recognized.

Financial instruments

Non-derivative financial assets. Non-derivative financial assets include mainly investments in exchange traded notes, financial funds, ETFs, deposit certificates, debt instruments, shares, trade and other receivables, and cash and cash equivalents. The Bezeq Group initially recognizes loans and receivables when they are originated. All other financial assets are initially recognized at the date that the Bezeq Group becomes a party to contractual provisions of the instrument. Financial assets are derecognized when the contractual rights of the Bezeq Group to the cash flows from the asset expire, or the Bezeq Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the Bezeq Group undertook to sell the asset.

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

Derivative financial instruments

Hedge accounting. The Bezeq Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI and foreign currency exchange rate risks. Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

Economic Hedges. The Bezeq Group holds other derivative financial instruments to economically hedge its exposure to foreign currency and changes in the CPI. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value and attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

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

Assets are depreciated based on the following annual percentages:

	Years	Principal depreciation rate (%)
Fixed line and international network equipment (switches, transmission, power)	4-12	12
Network	12-25	6
Subscriber equipment and installations	3-6	21
Vehicles	6-7	15
Office and general equipment	5-14	13
Electronic equipment, computers and internal communication systems	3-7	21
Cellular network	4-10	10
Buildings	25	4
Submarine communications cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

Non-current assets

Non-current assets are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction rather than their ongoing use. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

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

Estimated useful lives for the current and comparative periods are as follows:

Type of Asset	Amortization Period
Frequency usage right	Over the term of the license for about 14 years starting from the use of the frequencies
Computer programs and software licenses	3 - 10 years according to the term of the license or the estimated time of use of the program
Customer relationships	8-12 years
Other rights	2-13 years according to the useful life

Leased assets

Leases, including leases of land from the ILA, where the Bezeq Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Bezeq Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

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

For purposes of goodwill impairment testing, when the non-controlling interests are initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted according to the share which The Bezeq Group holds in the cash-generating unit to which the goodwill is allocated.

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

Defined benefit plans: The Bezeq Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on high quality corporate bonds denominated in NIS and linked to the CPI, that have maturity dates similar to the terms of the Bezeq Group’s obligations. The calculation is performed annually by a qualified actuary. Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability. The Bezeq Group elected to recognize the interest costs that were recognized in the statement of income under financing expenses. Re-measurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income. When the benefits of a plan are improved or reduced, the portion of the increased benefit relating to past service by employees or the gain or loss from the reduction are recognized immediately in the statement of income when the plan improvement or reduction occurs.

Other long-term employee benefits. Bezeq Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high quality corporate bonds denominated in NIS and linked to the CPI, that have maturity dates similar to the terms of the Bezeq Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

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

From 2012 until 2014, Bezeq experienced a decline in revenues. Bezeq’s revenues decreased from NIS 10.3 billion for the year ended December 31, 2012 to NIS 9.6 billion for the year ended December 31, 2013 and decreased further to NIS 9.1 billion (approximately $2.3 billion) for the year ended December 31, 2014. The decrease in revenues is primarily attributable to the decline in service revenues in the Cellular Communications segment and fixed-line telephone revenues in the Domestic Fixed-Line Communications segment. The decrease in revenues in 2014 was primarily due to a NIS 390 million (approximately $100 million), or 10.2%, decrease in the revenues of the cellular communications segment, driven by continued increased competition in the cellular market in 2014. To a lesser extent, the decrease in revenues is also attributable to the NIS 161 million (approximately $41 million), or 3.6%, decrease in the revenues of the fixed-line segment. The decrease was partially offset by a NIS 71 million (approximately $18 million), or 5.0%, increase in the revenues of the international communications and Internet services segment.

Based on the information currently known to the Bezeq Group, the forecast for 2015 is as follows:

•	Net profit for shareholders is expected to be approximately NIS 1.5 billion.
•	EBITDA is expected to be NIS 4.2 billion.
•	The Bezeq Group’s free cash flow is expected to be approximately NIS 2 billion.

The projections do not include the effect of provisions for voluntary redundancy of employees and/or the signing of collective bargaining agreements, if they are signed, and execution of the transaction to acquire Eurocom DBS’s holdings in YES (the projections include the effect of the increase in Bezeq's holdings in YES to 58.4% after exercise of Bezeq’s option to acquire 8.6% of the shares of YES). Bezeq's forecasts are based on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Bezeq Group's ability to implement its plans in 2015.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	16,705	2,041	4,262	3,908	6,494
Operating lease obligations	1,209	347	487	201	174
Purchase obligations	183	183	-	-	-
Other long term obligations	156	72	84	-	-
Total	18,253	2,643	4,833	4,109	6,668

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management
Shaul Elovitch	67	Chairman of the Board of Directors
Or Elovitch	39	Director
Moshe Rosenthal(1)(2)	48	External Director
Debbie Saperia(1)(2)	47	External Director
Benny Gabbay(1)(2)	49	Director
Doron Turgeman	47	Chief Executive Officer
Ehud Yahalom	37	Chief Financial Officer

Bezeq Group’s Executive Management
Stella Handler	54	Chief Executive Officer of Bezeq
David Mizrahi	45	Chief Financial Officer of Bezeq
Gil Sharon	52	Chief Executive Officer of Pelephone
Moti Elmaliach	55	Chief Executive Officer of Bezeq International
Ron Eilon	50	Chief Executive Officer of YES
____________________
(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

At our 2014 annual general meeting, Messrs. Shaul Elovitch, Or Elovitch and  Benny Gabbay were elected to serve as directors until our 2015 annual general meeting of shareholders. Debbie Saperia and Mr. Moshe Rosenthal each serves as an external director pursuant to the provisions of the Israeli Companies Law for three-year terms until January 2017, and November 2016 respectively. There are no family relationships among any of our directors or executive officers, apart from Mr. Or Elovitch, who is the son of Mr. Shaul Elovitch, the Company’s chairman of the board.

Our Directors

Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings (1979) Ltd. (“Eurocom Holdings”) and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves as the chairman of the board of directors of Bezeq and as a director and chairman of various companies of the Bezeq Group and the Eurocom Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd., and other various companies of the Eurocom Group. Mr. Elovitch is the father of Mr. Or Elovitch, a director.

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

Our Senior Management

Doron Turgeman has served as our chief executive officer since October 2011. Mr. Turgeman also serves as the chief executive officer of Internet Gold and as the chief financial officer of Eurocom Communications. Previously, Mr. Turgeman served as B Communications’ and Internet Gold’s Chief Financial Officer and Vice President of Finance and served as a member of the board of directors of B Communications from January 2008 to February 2010. During the last five years, Mr. Turgeman also served as an executive officer of several of Internet Gold’s media and Internet companies, which were subsequently sold. As of December 2014, Mr. Turgeman also serves as a director of  XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL). Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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

Moti Elmaliach has served as the chief executive officer of Bezeq International since May 2014. He served as the CEO of Eurocom Digital Communications, which markets the Panasonic brands and products in Israel, from 2006 to 2014. Prior to that, he was the chief executive officer of the communications companies Telit Ltd. and Elgadphone Ltd. Mr. Elmaliach also serves on the board  of directors of Satcom Systems Ltd., and is the Chairman of DM (3000) Engineering Ltd., a Eurocom Group communications company, and Tafnit Discount Ltd., an investment company. Mr. Elmaliach holds a B.Sc. degree in Industrial Engineering and an M.B.A. degree from Tel Aviv University.

Ron Eilon has served as the chief executive officer of YES since August 2006. Mr. Eilon served as chief financial officer of Bezeq from 2003 to 2005 and as deputy chief executive officer of Bezeq from 2005 to 2006. From 1999 until 2002, he was the chief financial officer of Mirs. Mr. Eilon holds a B.A. degree in Economics and an M.B.A. degree from the Hebrew University of Jerusalem.

B.	Compensation

We have two executive officers, Doron Turgeman, our chief executive officer and Ehud Yahalom, our principal financial officer, and seven directors. Other than such officers, we have three additional employees who are engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2014 was NIS 2 million (approximately $0.5 million). This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2014, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer and chief financial officer, rather than on an aggregate, basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following table includes information for the year ended December 31, 2014 concerning compensation for our Named Executive Officers.

	Doron Turgeman (Chief Executive Officer) 1	Ehud Yahalom (Principal Financial Officer) 2
Annual fixed salary	NIS 536,160 plus VAT (linked to the Israeli consumer price index)	NIS 174,000 3
Retention Bonus (treated as salary costs in the company’s financial statements).	Up to NIS 1 million in the event that Mr. Turgeman stays with our company until 2016 or a proportionally lower amount in the event he leaves prior to that date.	Up to NIS 100,000 in the event that Mr. Yahalom stays with our company until December 31, 2015.
Annual Bonus (treated as salary costs in the company’s financial statements).	NIS 89,3604	NIS 84,000 (paid by the company only).
Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	NIS 58,400 plus VAT	NIS 18,000

(1)
We have entered into an arrangement with Eurocom Communications and Internet Gold according to which Mr. Turgeman will provide management services to us, Internet Gold and Eurocom Communications. Each of Eurocom Communications, us and Internet Gold will pay 33% of Mr. Turgeman’s management services costs.

(2)	Mr. Yahalom’s compensation cost is divided equally between us and Internet Gold.

(3)
Mr. Yahalom is entitled to an annual bonus equal to one month’s salary (a “13th” salary) for each of 2014, 2015 and 2016.The total monthly salary costs for Mr. Yahalom are approximately NIS 40,600 (social benefits, etc.)

(4)
The variable portion of Mr. Turgeman’s compensation is an annual bonus of up to two months’ salary, according to a bonus plan with milestones which will be effective for three years  ending December 31, 2015:

(a)
50% of the bonus will be paid if the effective financing ratio (finance expenses divided by the total debt) will be 95% or lower than the expected financing ratio for that year according to the planned budget approved by our Board of Directors.

(b)
40% of the bonus will be paid if our company or one of its publicly traded debentures receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency. The credit rating is an acceptable and essential measurement of our company’s financial strength and flexibility over the long term.

(c)
10% of the bonus will be paid if our company duly files its financial reports and its annual reports with the U.S. Securities and Exchange Commission within the time schedule set by the Board of Directors and in an appropriate manner.

During the year ended December 31, 2014, we paid to each of our external directors, as well as to our independent director, annual fees of NIS 52,700 (approximately $13,551) and a per meeting attendance fee of NIS 1,863 (approximately $479).  Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

In addition, our internal auditor, who is also deemed to be an "officer" in accordance with the Israeli Companies Law, received approximately NIS 20,000 for his services in 2014. Such costs are treated as management and general costs in our financial statements.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Messrs. Shaul Elovitch, Moshe Rosenthal, Or Elovitch and Benny Gabbay have the requisite “accounting and financial expertise.”

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

 Our Compensation Committee adopted a compensation policy and will be required to approve our compensation policies at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our Compensation Committee, and by our shareholders by a special majority in accordance with the Israeli Companies Law.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Israeli Companies Law and the Israeli Securities Law, 5738-1968, or the Israeli Securities Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder, either pursuant to an undertaking given by the company in advance of the act or following the act:

●
monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court. However, if a company undertakes to indemnify an office holder in advance of such a liability, the undertaking must be limited to foreseeable events based on the company’s activities when the company undertook such indemnification, and to amounts or standards that the board of directors has determined are reasonable under the circumstances;

●
reasonable litigation expenses, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

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

Exculpation of Office Holders

Under the Israeli Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder from a breach of duty of care in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

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

On December 31, 2014, we had five employees who also provided services to Internet Gold. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with Internet Gold according to which our employees will provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with Internet Gold and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2014, the Bezeq Group employed 12,939 persons, of whom 5,964 persons were employed by Bezeq, 3,001 persons were employed (or otherwise retained) by Pelephone, 1,932 persons were employed by Bezeq International and 2,042 persons were employed by YES.

As of December 31, 2013, the Bezeq Group employed 13,763 persons, of whom 6,576 persons were employed by Bezeq, 2,952 persons were employed (or otherwise retained) by Pelephone, 1,989 persons were employed by Bezeq International and 2,246 persons were employed by YES.

As of December 31, 2012, the Bezeq Group employed 14,987 persons, of which 7,422 persons were employed by Bezeq, 3,187 persons were employed (or otherwise retained) by Pelephone, 2,262 persons were employed by Bezeq International and 2,276 persons were employed by YES.

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

The following table sets forth certain information as of April 27, 2015, regarding the beneficial ownership by each of our directors and directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Shaul Elovitch(3)	19,938,396	66.71%
Or Elovitch	7,555	(*	)
Benny Gabbay	1,073	(*	)
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (8 persons)(4)	20,333,861	68%

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

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of April 27, 2015.

(3)
Mr. Shaul Elovitch, the chairman of our board of directors, is deemed to beneficially own 19,938,396, or 66.71%, of our ordinary shares as of such date through his controlling interest in Eurocom Communications and through his direct ownership of Internet Gold shares.

(4)	Includes 800 ordinary shares owned by Mr. Doron Turgeman, our Chief Executive Officer.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 27, 2015, Internet Gold, our controlling shareholder, held of record 19,938,396 shares, or 66.71% of our outstanding ordinary shares. Eurocom Communications is the controlling shareholder of Internet Gold, holding 65.59% of its ordinary shares as of April 27, 2015. Eurocom Communications is 99.33% owned by Eurocom Holdings, which is 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications. 925,000 ordinary shares of Internet Gold are held directly in a joint account of Shaul and Yossef Elovitch.

The following table sets forth certain information as of April 27, 2015 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold(3)	19,938,396	66.71%
Altshuler Shaham Ltd.(4)	1,996,903	6.7%
____________________

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

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of April 27, 2015.

(3)
As of April 27, 2015, Internet Gold, our controlling shareholder, held of record 19,938,396, or 66.71%, of our outstanding ordinary shares. Eurocom Communications, the controlling shareholder of Internet Gold, holds 65.59% of Internet Gold’s ordinary shares and Messrs. Shaul and Yossef Elovitch hold 4.82% of Internet Gold’s ordinary shares directly. As of April 27, 2015, Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

(4)
According to a Schedule 13G/A filed with the SEC on March 11, 2015 by Altshuler Shaham Ltd., or Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni, these ordinary shares consist of (i) 1,745,830 ordinary shares held by provident funds and pensions managed by Altshuler Shaham Provident Funds and Pension Ltd., in which Altshuler Shaham holds an 80.75% equity interest, and (ii) 230,640 ordinary shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler Shaham. All of such ordinary shares are held in provident funds, pension funds or mutual funds that are managed by employees of Altshuler Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham, except for 20,433 ordinary shares which are held by Altshuler Shaham in a nostro account for the benefit of its shareholders. Mr. Gilad Altshuler serves as an investment manager for Altshuler Shaham Pension, and as Chief Executive Officer, an investment manager and a member of the investment committee for Altshuler Shaham Mutual Funds, and, in such capacities, may be deemed to share dispositive power (but lacks voting power) with respect to those ordinary shares. Mr. Danny Yardeni serves as assistant investment manager for the provident funds, pension funds and mutual funds managed by Altshuler Shaham Pension and Altshuler Shaham Mutual Funds, respectively (and as a director for Altshuler Shaham Mutual Funds), and, as such, may also be deemed to share dispositive power (but lacks voting power) with respect to those ordinary shares. Each of Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni disclaims beneficial ownership of the ordinary shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Significant Changes in the Ownership of Major Shareholders

On April 14, 2012, Clal Insurance Enterprises Holdings Ltd. or Clal, filed Amendment No. 3 to its Schedule 13G reflecting ownership of 1,557,678, or 5.2%, of our ordinary shares. The Schedule 13G/A provides that its filing shall not be construed as an admission by Clal that it is the beneficial owner of the ordinary shares covered by the Schedule 13G/A. In addition, the Schedule 13G/A states that Clal Finance and the Clal Reporting Persons disclaim beneficial ownership of the ordinary shares covered by the Statement. On February 14, 2013, Clal filed Amendment No. 4 to Schedule 13G reflecting ownership of less than 5% of our ordinary shares.

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

On June 2, 2013, Altshuler Shaham Ltd., or Altshuler Shaham, filed a Schedule 13G reflecting ownership of 1,968,709, or 6.6%, of our ordinary shares. On February 13, 2013, Altshuler Shaham, filed Amendment No. 1 to its Schedule 13G reflecting ownership of 2,865,939, or 9.6%, of our ordinary shares. On March 11, 2015, Altshuler Shaham filed Amendment No. 2 to its Schedule 13G reflecting ownership of 1,996,903, or 6.7%, of our ordinary shares.

On June 28, 2013, Norisha Holdings Limited, a company organized under the laws of the British Virgin Islands, filed a Schedule 13G reporting that it purchased 3,571,741, or 11.95% of our ordinary shares from Internet Gold.

On March 26, 2014, Norisha Holdings Limited reported that as of March 20, 2014, it no longer holds any shares in our company.

On May 29, 2014, Internet Gold and Norisha agreed to revise the terms of the SPA under the following basic terms: (1) Norisha will waive any of its current and future rights under the SPA, including any rights to receive any "adjustment shares" or "option shares"/"additional shares", under the SPA; (2) instead of the previous rights, we will transfer to Norisha, without any further payment, and on a "cashless" basis, 396,860 additional ordinary shares, par value NIS 0.1 each, of B Communications.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent and other information available to the company, as of April 23, 2015, one record holder holding approximately 27.6% of our outstanding ordinary shares had a registered address in the United States. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co. We believe that we have approximately 276 beneficial holders in the United States at such date.

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

Agreements with the Eurocom Group and Internet Gold

We have entered into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the U.S. Securities Act. Under the registration rights agreement, we have granted to Internet Gold “demand” registration rights that allow it, at any time after one year following the consummation of our initial public offering in October 2007, to request that we register under the U.S. Securities Act some or all of our ordinary shares it owns. Internet Gold is entitled to an aggregate of five demand registrations. We are not required to effect any demand registration unless such demand registration request is for a number of ordinary shares that have a market value of at least $7.5 million. We are also not required to effect more than one demand registration during any 12-month period thereafter. We are not obligated to grant a request for a demand registration within 90 days of any other demand registration. Internet Gold also has “piggyback” registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee. Under the registration rights agreement we have agreed to indemnify Internet Gold against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from Internet Gold. We will pay all expenses incident to any demand registration, and Internet Gold will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

In February 2008, we entered into an execution services agreement with Eurocom Capital Finance Ltd. (“Eurocom Capital”), which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our board of directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of our financial investments pursuant to direct instructions from our Chief Executive Officer, which is based on a policy that was established by our management and approved by our board of directors. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. We paid Eurocom Capital aggregate fees of approximately NIS 403,000, NIS 513,000 and NIS 560,000 (approximately $143,996) for its services in 2012, 2013 and 2014, respectively.

        We have entered into an arrangement with Eurocom Communications and Internet Gold, according to which Mr. Turgeman provides management services to us, Internet Gold and Eurocom Communications. In consideration for such services, each of Eurocom Communications, Internet Gold and us will pay 33% of Mr. Turgeman’s services costs.

We and Internet Gold lease our principal offices from Eurocom Communications for an annual rent of NIS 31,250 for each company. In addition, Eurocom Real Estate Ltd. provides us and Internet Gold with parking spaces for NIS 8,000 a year for each company. Eurocom Digital provides us and Internet Gold with additional services, such as computing services and car maintenance for an annual sum of NIS 16 thousand for each company.

In addition, Eurocom Communications Ltd. provides the Company and Internet Gold with legal services in an annual sum of NIS 96 thousand for each company.

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

Bezeq Group Transactions Deemed to be Significant

Approval date of Bezeq’s shareholders unless otherwise indicated	Nature of the transaction	Amount of the transaction
April 24, 2012
Approval of Bezeq's vote in the general meeting of YES in favor of the agreement between YES and Eurocom and ADB to acquire three yesMax Total converters in accordance with an existing framework agreement until December 31, 2014.

Total cost of $10 million
July 25, 2012
Approval of Bezeq's vote at the general meeting of shareholders of YES in favor of YES' agreement with Eurocom and ADB for the acquisition of yesMaxTotal converters in accordance with the existing framework agreement until December 31, 2014

An additional cost of up to $3 million, to the extent required by the market situation
October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd. Under the amendment, the agreement that was approved at the general meeting on June 10, 2010 will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE. The agreement will be extended by three years until December 31, 2015.

Annual scope of up to NIS 300 million
Approved by Bezeq's Board of Directors on April 25, 2013 in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")

Extension of the arrangements approved at Bezeq's general meeting on October 14, 2010, between Bezeq and YES and between Bezeq International and YES for reciprocal marketing of products and services until December 31, 2015
The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement
May 8, 2013
Approval of Bezeq's vote at the general meeting of YES in favor of YES' agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.

Total amount of up to $227 million (net including discounts for satellite segments leased in the existing agreement)
June 13, 2013
The amendment to Bezeq's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice.

NIS 5.5 million per year
Approved by Bezeq's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of YES' agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters	The total cost will be $10 million per year
January 27, 2014
Approval of Bezeq's vote at the general meeting of YES in favor of YES’ agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.

For converters: a total cost of $14 million In addition, there is an additional 2.42% of the price for the cost of the hard drive only, if there are changes due to an increase in hard drive prices
For power supplies: a total cost of $197,000

Approved by Bezeq's Board of Directors on February 27, 2013 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between YES and Space Communications for lease of space segments, up to December 31, 2014.	NIS 920,000
Approved by Bezeq's Board of Directors on November 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between YES and Space Communications for lease of space segments, up to December 31, 2014.	NIS 874,000.
January 14, 2015	Approval of Bezeq's vote at the general meeting of YES in favor of YES' agreement with Eurocom and ADB for the order of an additional quantity of yesMaxTotal converters, until December 31, 2015.	A total cost of $12 million and an additional price of up to 1.9% for the cost of the hard drive only, if there are changes due to an increase in hard drive prices
March 23, 2015
Acceptance of the terms established by the Commissioner in his approval of the merger on March 26, 2014, both by Bezeq and by YES (in the context of Bezeq's vote in the general meeting of YES) and announcement of the exercise, at no cost, of Bezeq's option for the allotment from Yes of 6,221 shares of Yes, representing 8.6% of the share capital of Yes. Bezeq's engagement in an acquisition agreement with Eurocom DBS was also approved, whereby Bezeq will acquire the entire holdings of Eurocom DBS in YES shares and all the shareholder loans provided by Eurocom DBS to YES.

The total cost is comprised of: a) total cash of NIS 680 million; b) total cash of up to NIS 200 million, subject to certain conditions; c) total cash of up to NIS 170 million, subject to certain conditions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements of our company, Bezeq and YES, including the notes thereto, listed in Item 18 “Financial Statements” and incorporated herein by this reference.

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

Bezeq makes provisions in its consolidated financial statements for certain of the legal proceedings to which it or other Bezeq Group companies is a party. These provisions are aggregated into groups based on the type of activity and claim. As of December 31, 2014, Bezeq has made an aggregate provision of NIS 59 million (approximately $15 million) for its pending litigation and the additional exposure as at December 31, 2014 for claims filed against the Bezeq Group companies on various matters which are unlikely to be realized, which amounts to NIS 2.1 billion (approximately $553 billion). There is also an additional exposure of NIS 552 million (approximately $142 million) for claims, the outcomes of which cannot yet be assessed. All amounts are linked to the CPI and are stated net of interest. The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved. Since December 31, 2014, additional claims in the amount of NIS 315 million (approximately $81 million) were filed against the Bezeq Group and NIS 126 million (approximately $32 milllion) against an associate. In addition, claims in the amount of NIS 239 million (approximately $61 million) against the Bezeq Group and NIS 18 million (approximately $5 million) against an associate were dismissed.

Our reporting policy is based on Bezeq’s reporting policy, which is based on considerations of quality and of amount. Bezeq has determined that the minimum reportable amount deemed to be material would be events affecting net profit by 5% or more of Bezeq’s ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes (i) pending legal proceedings involving NIS 120 million or more, which meet the 5% of pretax profit standard according to the Bezeq financial results for the year ended December 31, 2014, (ii) legal proceedings in which the amount claimed is not stated in the statement of claim (except for claims that on their face do not reach the above amount), or (iii) claims that Bezeq believes have other aspects and/or implications beyond their monetary amount. The claims described below are updated in accordance with the updates we receive from the Bezeq Group companies and the public filings of Bezeq with respect to such claims.

Bezeq

Bezeq's reporting policy is based on considerations of quality and of amount. Bezeq decided that the bar for determining the  amount for materiality would be events affecting Bezeq's net profit by 5% or more according to the latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 120 million and more before tax (approximately NIS 90 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the amount of the  bar above (or  unless Bezeq believes the claim has other aspects or implications beyond its monetary amount). In regards to class actions, it is noted that submission of class actions in Israel does not involve payment of a filing fee as a portion from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Pending proceedings:

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
A.	February 2002**	The Histadrut (on behalf of all Bezeq employees) against Bezeq	National Labor Court	Appeal to the sentence of the District Court (Jerusalem) (both by the Histadrut and Bezeq).
Claim to recognize the on-call fee component as part of the hourly fee for calculating overtime and redemption of annual vacation pay.

In November 2012, the court approved the claim, and the State and Bezeq appealed the ruling at the National Labor Court. An appeal was also filed by the Histadrut in respect of the limitation period determined.

 On February 25, 2015, the National Labor Court approved the appeal of Bezeq and the State on the aforementioned ruling, and revoked the decision of the Regional Court that obligated Bezeq to add the on-call component to the calculation of overtime and redemption of vacation pay.
***
B.	1. May 2005 2. December 2012	Individuals v. the State of Israel, Israel Broadcast Authority and Bezeq Individuals vs. the State of Israel, Israel Broadcast Authority and Bezeq	District Court (Tel Aviv) District Court (Center)	Damages claims - Hillel Station Damage to property and finances claim Body injuries claim
Claim for damage to property and finances and physical injury, caused, according to the claim, as a result of prohibited radiation from the Hillel broadcasting station.

The court ruled that the statute of limitations applies to some of the periods included in the claim. In July 2013, the court dismissed in limine (due to the statute of limitations) 21 out of 31 of the claims included in the claim, but in October 2013 the ruling was appealed.

In regards to the two aforementioned claims, it should be noted that at the end of 2013, Bezeq discontinued its broadcasts from the station as requested by the State and the Broadcasting Authority and from that date the site is no longer used for broadcasting.
Approximately 23 ***

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
C.	November 2006	Customer v. Bezeq	District Court (Tel Aviv)	Monetary claim, including a request to recognize it as a class action
The claim was that Bezeq illegally charged money upon disconnection or due to failure to make payments.

On May 15, 2014, the court approved the claim as a class action in one of the claims (insofar as it relates to the charge of the fixed payment after the discontinuation of service), and rejected the petition relating to the additional claims (disconnection of the additional line, charge of renewal fees related to the connection, or the collection of the fixed payment for the period until discontinuation of the service). Taking this into consideration, and since the other claims were abandoned even before the decision was made, and in accordance with the details in the possession of Bezeq, the financial impact of the Decision is not material to Bezeq's business.
						189
D.	February 2012	Claim against Bezeq, Pelephone and two other additional cellular companies	District Court (Jerusalem)	Action and request to approve it as a class action	The plaintiffs alleged that the Respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was made with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communications companies.	361
E.	July 2012 November 2012 (Two claims that were unified.)	Two shareholders v. Bezeq officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department)	Derivative claim and request to approve a derivative claim Declarative reliefs
It was argued that members of the Board of Directors were in breach of their duty of care and fiduciary obligations towards Bezeq by approving loans which were not used for Bezeq's benefit and were designated for the distribution of dividends, and were therefore a conflict of interest. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes. Declarative relief was requested for nullification of loans taken by Bezeq from the date of the change of control therein, and restitution of dividends by Bezeq's controlling shareholder.

On September 17, 2014, a decision was made rejecting the two claims, since the court found that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from their prerogatives, or that they harmed Bezeq.
The two plaintiffs have submitted appeals to the decision to the Supreme Court.
						900, one claim 2,640 (net) for the other

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
F.	April 2013 June 2013
Shareholder v. Bezeq and Bezeq’s Controlling Shareholder, B Communications Ltd.

Shareholder (the same shareholder as above) against Bezeq and the (indirect) controlling shareholder of Bezeq, Eurocom Communications Ltd.
			District Court (Tel Aviv, Economic Department) District Court (Tel Aviv, Economic Department)	Declarative relief claim Declarative relief claim
The court was asked to declare that the controlling shareholder of Bezeq has a personal interest in the distribution of dividends distributed in 2013 with the approval of the general meeting, and to instruct Bezeq to publish information and documents, and to summon economic experts whose opinions were published by Bezeq.

Request for a declarative ruling determining that the general meetings of Bezeq’s shareholders dated April 24, 2013 and June 13, 2013 were illegally managed, and that the form of remuneration determined and approved in Bezeq’s general meeting dated June 13, 2013 relative to the services of four Bezeq directors (as part of the management agreement with Eurocom) is illegal.

The hearing on both proceedings was postponed, at this stage, until a final decision is made relative to the appeal to reject the request to approve the derivative claims indicated in Row E 0 above (due to the similarity of the claims in those proceedings).
*** ***
G.	June 2014	Customer v. Bezeq	Regional (Haifa)	Action and request to approve it as a class action	According to the Plaintiff, a subscriber of Bezeq's Internet infrastructure, Bezeq does not allow existing subscribers to connect to its Internet infrastructure at the tariffs it offers to new subscribers for the same service.	144
H.	January 2015	Shareholder v. Bezeq and Bezeq Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action
Claim for compensation of shareholders for losses, which, according to the claim, were caused by "omissions by Bezeq to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors," relative to two significant and material issues: "Reduction of interconnection fees" and "Reform in the wholesale market."
The members of the represented group are divided into two separate groups:
In regards to the reduction of interconnect fees - any person that purchased Bezeq shares (except the Respondents and/or their representatives) as of February 28, 2013 and held the shares until May 29, 2014; and in respect of the reform in the wholesale market - any person that acquired Bezeq shares (except the Respondents and/or their representatives) as of June 9, 2013 and held the shares (in whole or in part) until the date of submission of the claim or, alternatively, until January 15 to January 20, 2014.

As it emerges from Bezeq's reports to the public (and as indicated in the petition), Bezeq reported on these two matters via immediate reports to the public, as well as via its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.
Approximately NIS 2 billion (based on the Loss of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Loss of Money) method.

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
I.	April 2015	Two shareholders v. Bezeq	District Court (Tel Aviv, Economic Department)	Originating summons
Request to order the postponement of the date of the extraordinary general meeting of Bezeq's shareholders convened for March 23, 2015, to approve the acquisition of the remainder of the shares of YES, such that it would enable Bezeq's shareholders sufficient time to evaluate the information necessary to make a decision; to obligate Bezeq to disclose documents and details relative to the transaction; and to instruct that during the vote, the counting of votes would not include the votes of Bezeq shareholders who hold, in parallel, debentures of YES, as well as shareholders that also have shares and/or debentures of B Communications Ltd. and Internet Gold - Golden Lines Ltd.

On March 22, 2015 the request to postpone the general meeting was denied.
***

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
J.	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Petition to approve a derivative claim, with the addition of a derivative statement of claim
Petition against Bezeq, Mr. Shaul Elovitch, and against Bezeq directors who voted for Bezeq entering into the agreement subject of the petition, as indicated below (“the Respondents”).

According to the claim, the petition refers to Bezeq’s decision, through the Respondents, to enter into an agreement to acquire the entire holdings and owners’ loans of Eurocom DBS in YES, in consideration for NIS 680 million in cash, and for conditional amounts of an additional NIS 370 million.

According to the plaintiff, the consideration that is expected to be paid for the transaction is exaggerated, and the decisions by the Respondents to enter into the agreement caused substantial harm to Bezeq, since they breached their duty of care and expertise towards Bezeq and were negligent. The plaintiff also stated that Bezeq’s controlling shareholder breached his duty of fairness, and that Bezeq breached the disclosure and reporting obligation in respect of the trustee of Eurocom DBS Ltd. holdings in YES to sell the holdings as of the end of March 2015.

In view of the aforementioned, the plaintiff requests the court to approve a derivative claim in the name of Bezeq against the Respondents, to claim the damages caused, according to the plaintiff, to Bezeq as a result of the decisions by the Respondents in respect of the transaction, in the amount of NIS 502 million.
502
K	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Petition to approve a derivative claim
Petition against Bezeq, Eurocom and Shaul Elovitch, the Board members of Bezeq who approved the transaction and three additional Bezeq directors, as claimed, for their effect of the decisions of the Secondary Committee of Bezeq’s Board of Directors, and against Bank of America - Merrill Lynch for its professional liability and claimed negligence in estimation of the purchase price (“the Respondents”).

The Petitioners are requesting that the Court approve the filing of a derivative claim on behalf of Bezeq within the framework of which it shall obligate Eurocom and Shaul Elovitch to return a total of NIS 518 million, which constitutes, in the opinion of the Petitioners and the economic expert on its behalf, “unfair excess consideration” for purchase of the remainder of Eurocom’s shares in D.B.S., to determine the liability of the responding directors and the liability of Bank of America - Merrill Lynch for entering into the transaction and obligate them for the entire sum up to a total of NIS 518 million or at least NIS 477 million, which is the price received, claimed by the Petitioners, on the assumption of achieving only 70% of the value of the synergy in favor of D.B.S.
518

*	Part of the proceedings were originally filed also against additional defendants that were removed l from the proceedings later. The parties indicated in the table are the current parties.

**
Several additional individual claims by employees and former employees are pending against Bezeq, concerning the recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other causes (it is noted that some of the causes in these claims are not included in the claim described in Row A).

***	The amount of the claim is not indicated, or the claim is not a financial claim.

Legal proceedings that terminated in 2014-2015:

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
2003	Bezeq v. the Makefet Fund	District Labor Court (Tel Aviv)	Claim for compensation in respect of breach of agreement	Bezeq claims compensation in respect of breach of agreement between Bezeq and the Makefet Fund in the matter of calculation of the cost of early retirement of employees who were transferred to Bezeq from the Ministry of Communications. The claim was rejected on September 22, 2014.	280

Pelephone

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone's operations:

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
A.	August 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed.
						The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
B.	February 2012	Customer v. Pelephone, the Company, Cellcom and Partner	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The action relates to failure to comply with the provisions of the law with respect to people with disabilities when rendering Bezeq's services.	Approximately 361 for all the defendants, without noting an amount for each of the defendants.
C.	May 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that Pelephone does not inform customers wishing to join its services that using a handset that was not purchased from Pelephone, if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. On March 3, 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	124
D.	August 2012	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Furthermore, the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief.
						Approximately 120 for each of the defendants, in a total amount of 360.
E.	December 2013.	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone's license and the law. They also request as remedy that Pelephone refrain from granting such perks.	300

Legal proceedings that terminated in 2014:

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
A.	July 2008	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The action is for the refund of amounts which the claimants allege were over-collected from Pelephone's subscribers for past due interest, rescheduling interest for rescheduling payments, direct debit fees, voucher handling fees and commissions for voucher payment at a service center, all of which are allegedly in violation of Pelephone's license. In August 2014, the Court dismissed the motion to recognize the claim as a class action.	240
B.	May 2010	Customer v. Pelephone, Partner, Cellcom and Mirs Communications Ltd. (at present - HOT Mobile)	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants claim that the companies are in violation of their obligations to erect cellular antenna sites of the required scope, proportion and deployment; to test and repair, and notify concerning non-ionizing radiation levels of cellular handsets after repair; and to warn against risks involved in maintaining a cellular handset. The motion contains numerous other declaratory reliefs and petitions for writs of mandamus with respect to the above matter.
In January 2013, Pelephone signed a settlement with the claimants to abandon the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a certain period. In July 2014, the Court approved the settlement including Pelephone verifying and ascertaining certain matters relating to the claim and the sale of earphones to customers at a reduced price for a certain period. In October 2014 an appeal of the ruling was filed. The Plaintiffs are appealing that an investigator was not appointed for approving the settlement agreements between the parties (for the radiation tests that were agreed upon); that under the settlement agreement, the instructions of the Head of Radiation Safety were not enforced with regard to testing of mobile devices after repair and/or damage and/or upgrade, as well as the amount of compensation and legal’ fees awarded to the Plaintiffs. It should be noted that the appeal does not reject the basis of the settlement, it rather includes a request to reinforce execution of the arrangement regarding testing, and under these circumstances Pelephone does not face any significant risk.
Approximately 3,680 for each of the defendants (the total amount claimed against all four companies is more than 12,000)
C.	December 2010.	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the court dismissed the motion to certify, and in June 2012 this ruling was appealed in the Supreme Court. In February 2014 the appellants withdrew their appeal.
*

Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
D.	August 2011	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.
The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, is contrary to the provisions of the license and in violation of the law. In September 2012 the court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court. In January 2015 the Supreme Court dismissed the appeal.
						*
E.	March 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone makes false representations to the public by asserting that it provides internet browsing via its network at extremely high speeds while in practice the browsing speeds via Pelephone's cellular network are lower than specified. In December 2013 a settlement agreement was signed, which was filed for the Court's approval in January 2014. In June 2014 a ruling was handed approving the settlement reached between Pelephone and the plaintiffs.	242
F.	February 2013	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	It was alleged that the applicant (and the alleged group) incurred damages as a result of the network failure on February 3, 2013. In January 2014 the Court dismissed the applicant's personal claim and the motion to certify a class action.	160

*	The amount of the claim is not indicated.

Bezeq International

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
A.	2008	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify as a class action.
Four claims, which were consolidated to form one suit relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claim that the phone cards provide an average of 50% of the time units indicated to the purchasers of the cards, Bezeq International also deducts call time for time unsuccessfully spent attempting to call someone, contrary to the declaration does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies regarding raising the prices for phone cards. The plaintiffs seek court recognition to file their claim as a class action on behalf of a group that includes anyone who purchased the relevant type of phone cards during the seven years prior to filing the claim and throughout the duration of the proceedings. The plaintiffs also petitioned the court to order Bezeq International to cease its foregoing conduct. In November 2010, the court recognized the motion to certify a class action on the grounds of deception. Nonetheless, the court dismissed some of the causes of action and determined that the deception ended after the purchase of several phone cards. A leave to appeal filed by Bezeq International was denied in September 2012 due to the settlement agreement signed between the other defendants in the proceedings and the plaintiffs.
						1,159

B.	December 2011.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish.	120

C.	February 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Similar to the foregoing in Row A above, the plaintiffs allege that the defendants misled customers who purchased overseas dialing services by means of pre-paid international phone cards, with respect to the number of minutes on the card.	2,700

D.	January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claim is that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.
						Approximately 65, with the addition of NIS 1,000 for each member of the group, the size of which is unknown.

YES

	Date	Parties	Court	Type of Action	Details	Amount of Claim
A.	March 2013	Customer v. YES	District (Central)	A financial claim filed with a motion to certify it as a class action.
The applicant claims that YES disconnected customers from channel 5+ and reconnected them only after the said customers contacted YES and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The parties are currently negotiating to end the proceedings by settlement.
The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

B.	June 2014	Customer v. YES	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It is claimed that YES unlawfully charged residents in apartment buildings (subscribers and non-subscribers of YES) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that YES uses, that are located on these apartment buildings. The applicant has petitioned the court to order YES to refund to the members of the group the amount collected for electricity consumption as aforesaid.
NIS 126 million

C.	June 2014	Apartment building representatives v. YES	District (Haifa)	A financial claim filed with a motion to certify it as a class action.
The applicants claim that YES installed equipment in the apartment buildings that operate on electricity and that YES connected the outside equipment without the permission and agreement of the apartment buildings in which the shared electricity is installed and uses it without paying. On September 10, 2014, the court instructed that hearing of the action should be moved to the Tel Aviv District Court before which a previous class action on the same matter is pending.

NIS 125 million, of which NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for YES systems and NIS 44.6 million for the cost of an injunction ordering YES to install electricity meters for measuring the electricity consumption of YES’s systems.

D.	September 2014	Customer v. YES	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
 A claim regarding electronic advertisements sent by YES to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of YES’ license and in breach of the agreement between YES and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of YES, harassment, loss of time, etc. and relief in an amount to be determined at the court’s discretion, for enrichment of YES as a result of sending these messages.
NIS 402 million (with additional relief to be determined at the court's discretion).

E.	February 2015	Customer v. YES	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It was claimed that the way subtitles are inserted in YES' television broadcasts detract from the enjoyment of its hearing impaired customers. Thus, it is claimed that YES misleads its customers regarding the quality of the service it provides and unjust enrichment. The applicant seeks, for the represented group, relief of compensation for the alleged damages caused to users due to YES' alleged deception.
NIS 126 million

Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of Claim
A.	July 2013	Customer v. YES	District (Central)	A financial claim filed with a motion to certify it as a class action.
The applicants contend that YES and HOT ("the respondents") violated the provisions of the communications laws by advertising and promoting, over many years, the interests of various commercial entities during their broadcasts. The applicants claim to represent all YES and HOT subscribers during the 7 years prior to filing the suit. On May 22, 2014, a hearing was held on the motion to certify during which the applicants, at the court’s recommendation, requested leave to withdraw the motion. On May 29, 2014 the court handed a ruling, approving the leave to withdraw and the motion was dismissed.
Not noted.

B.	October 2013	Customer v. YES	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It is claimed that YES unlawfully collected moneys from subscribers in arbitrary and varying amounts for services first provided to the subscribers free of charge or at reduced cost, without giving notice or receiving consent from the subscribers. The applicant has petitioned the court to order YES to refund to the members of the group, the full amount collected from them,  it claims unlawfully, and to compensate them for violation of freedom of contract and/or mental anguish for forcing the continued engagement with it. On June 9, 2014, the parties filed an agreed application to dismiss the motion. On September 19, 2014 the court handed down a ruling, approving the application to withdraw.
The applicant does not state the amount of the claim, other than estimating monetary damages (only) in the amount of NIS 8.6 million.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

ITEM 9.                  THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods prior to January 1, 2012), the NASDAQ Global Select Market (for periods subsequent to January 1, 2012) and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2010	$36.34	$20.11	NIS 127.47	NIS 77.79
2011	$36.94	$14.01	NIS 130.52	NIS 52.65
2012	$13.42	$2.16	NIS 53.86	NIS 9.07
2013	$21.88	$3.68	NIS 76.38	NIS 13.78
2014	$21.61	$12.76	NIS 84.46	NIS 45.25

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2013
First Quarter	$5.71	$3.68	NIS 21.12	NIS 13.78
Second Quarter	$8.47	$5.74	NIS 29.78	NIS 21.73
Third Quarter	$19.44	$8.17	NIS 65.03	NIS 29.76
Fourth Quarter	$21.88	$16.14	NIS 76.38	NIS 58.67

2014
First Quarter	$17.32	$12.76	NIS 60.45	NIS 45.25
Second Quarter	$19.71	$16.70	NIS 67.79	NIS 58.57
Third Quarter	$21.61	$17.88	NIS 74.00	NIS 61.65
Fourth Quarter	$21.09	$17.05	NIS 84.46	NIS 66.17

2015
First Quarter	$17.75	$14.08	NIS 68.52	NIS 54.48
Second Quarter (through April 24)	$17.40	$15.52	NIS 69.84	NIS 63.25

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High	Low

October 2014	$21.09	$19.31	NIS 77.71	NIS 72.39
November 2014	$20.94	$17.49	NIS 77.33	NIS 67.97
December 2014	$20.90	$17.05	NIS 84.46	NIS 66.17
January 2015	$17.75	$14.10	NIS 68.52	NIS 55.28
February 2015	$17.09	$14.08	NIS 65.20	NIS 54.48
March 2015	$16.90	$14.50	NIS 67.41	NIS 59.20
April 2015 (through April 24)	$17.40	$15.52	NIS 69.84	NIS 63.25

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, of our company which has been filed as an exhibit to this Annual Report and which is incorporated by reference, and to Israeli law.

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

General Corporate Tax Structure

On July 30, 2013, the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014)-2013. As part of the legislation, the corporate tax was increased to 26.5% effective January 1, 2014.

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

United States Federal Income Taxation

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers,

●	financial institutions,

●	certain insurance companies,

●	investors liable for alternative minimum tax,

●	tax-exempt organizations,

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

●	persons who hold the ordinary shares through partnerships or other pass-through entities,

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

●	investors that actually or constructively own 10% or more of our shares by vote or value or

●	investors holding ordinary shares as part of a straddle, an appreciated financial position, a hedging transaction or a conversion transaction.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax that is eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The U.S. rules relating to the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

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

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect to “mark to market” your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

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

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares has depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over their fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). The source of such gain or loss would be U.S.-source for purposes of the foreign tax credit limitation.  Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

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

Effects of Currency Fluctuations

Our net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 223 million (approximately $57 million) at December 31, 2014. The exposure primarily consists of the outstanding balance of $800 Senior Secured notes. As at December 31, 2014, we held 5 Cross Currency Swap hedge transaction in the amount of $725 million that partially hedge our exposure with regards to our Senior Secured Notes and NIS 562 million (approximately $145 million) of marketable securities denomininated in foreign currencies (primarily the U.S. dollar). Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in our yearly financial expense of NIS 2 million ($0.5 million).

The Bezeq Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment which are in or linked to the U.S. dollar or the Euro. In addition, the Bezeq Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the U.S. dollar. The Bezeq Group has surplus liabilities over assets in foreign currency. To hedge its exposure, the Bezeq Group makes forward transactions against the U.S. dollar.

Bezeq Group holds derivative financial instruments to hedge its exposure to foreign currency. Hedge accounting is not applied to these derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Bezeq's total net exposure to changes in foreign currency exchange rates was NIS 289 million (approximately $74 million) at December 31, 2014. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in Bezeq's yearly financial expense of NIS 4 million ($1 million).

Effects of Changes in the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 63 million (approximately $16 million) at December 31, 2014. The exposure primarily consists of a tax liability following a tax assessment agreement with the Israeli Tax Authority, with respect to a final tax assessments with respect to tax years 2007-2009 and with respect to the sale of our legacy communications business in January 2010. As of December 31, 2014, we also hold forward contracts based on the Israeli CPI in the amount of NIS 140 million (approximately $36 million) and NIS 96 million (approximately $25 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 1 million ($0.3 million).

The Bezeq Group’s total exposure to changes in the Israeli CPI was NIS 4.1 billion (approximately $1.0 billion) at December 31, 2014. The exposure primarily consists of Bezeq's debentures which are linked to the CPI. As of December 31, 2014, Bezeq holds forward contracts on the Israeli CPI in the amount of NIS 2.4 billion (approximately $607 million). Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in the Bezeq Group's yearly financial expense of NIS 15 million ($4 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2014, we had NIS 118 million ($30 million) in cash and cash equivalents, and NIS 879 million ($226 million) in investments including derivatives.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

Our independent registered accounting firm, Somekh Chaikin, a member firm of KPMG International, has issued an audit report on the effectiveness of our internal control over financial reporting.  The report is included our audited consolidated financial statements set forth in “Item 18 - Financial Statements.”

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the aggregate fees billed to us, Bezeq, Pelephone and Bezeq International by Somekh Chaikin, a member firm of KPMG International, the independent registered public accounting firm that prepares our and their financial statements. All of such fees were pre-approved by the relevant committee for the examination of the financial statements.

	Year Ended December 31,
Services Rendered	2013		2014

Audit fees and audit-related fees (1)(2)	NIS	5,760,000	NIS	5,315,000
Tax fees and all other fees (3)	NIS	1,350,000	NIS	1,646,000
Total	NIS	7,110,000	NIS	6,961,000

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

No ordinary shares of our company were purchased by us or on our behalf or by any affiliated purchaser during 2014.

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

4.12	2007 Equity Incentive Plan. (1)

4.13	Officers’ Compensation Policy (11)

4.14	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd (12)

4.15	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 20, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd (13)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
___________________________

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of February 2014, and incorporated herein by reference.
(4)	Filed as Exhibit 99.3 to the Registrant’s Report on Form 6-K for the month of February 2014, and incorporated herein by reference.
(5)	Filed as Exhibit 4.7 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(6)	Filed as Exhibit 4.8 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(7)	Filed as Exhibit 4.9 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(8)	Filed as Exhibit 4.10 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(9)	Filed as Exhibit 4.11 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(10)	Filed as Exhibit 4.11 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(11)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of September 2013, and incorporated herein by reference.
(12)	Filed as Exhibit 4.14 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(13)	Filed as Exhibit 4.15 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

B Communications Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B Communications Ltd.

We have audited the accompanying consolidated statements of financial position of B Communications Ltd. and its subsidiaries (hereinafter - “the Company”) as at December 31, 2013 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of  the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying management’s report under Item 15- Controls and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

The accompanying consolidated financial statements as at and for the year ended December 31, 2014 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 26, 2015

B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2013	2014	2014
	Note	NIS	NIS	US$
Assets
Cash and cash equivalents	5	739	713	183
Restricted cash	12B(1)	-	65	17
Investments including derivatives	6	1,667	3,102	798
Trade receivables, net	7	2,651	2,227	573
Other receivables	7	349	243	62
Inventory		117	96	25
Assets classified as held-for-sale		217	52	13

Total current assets		5,740	6,498	1,671

Investments including derivatives	6	81	271	70
Long-term trade and other receivables	7	652	566	145
Property, plant and equipment	8	6,541	6,572	1,690
Intangible assets	9	6,613	5,908	1,519
Deferred and other expenses	10	381	364	94
Investment in equity-accounted investee
(mainly loans)	11	1,015	1,057	272
Deferred tax assets	18	60	-	-

Total non-current assets		15,343	14,738	3,790

Total assets		21,083	21,236	5,461

The accompanying notes are an integral part of these consolidated financial statements.

 B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2013	2014	2014
	Note	NIS	NIS	US$
Liabilities
Bank loans and credit and debentures	12	1,451	1,501	386
Trade payables	13	721	664	171
Other payables including derivatives	13	736	741	190
Current tax liabilities	18	659	671	173
Provisions	14	125	62	16
Employee benefits	17	257	259	67
Total current liabilities		3,949	3,898	1,003

Bank and institutional loans and debentures	12	11,798	12,357	3,177
Employee benefits	17	234	233	60
Other liabilities including derivatives		90	256	66
Provisions	14	68	69	18
Deferred tax liabilities	18	1,032	835	215
Total non-current liabilities		13,222	13,750	3,536

Total liabilities		17,171	17,648	4,539

Equity	22
Total equity attributable to equity holders
of the Company		995	961	247
Non-controlling interests		2,917	2,627	675

Total equity		3,912	3,588	922

Total liabilities and equity		21,083	21,236	5,461

Date of approval of the financial statements: April 26, 2015

*	Represents an amount less than NIS 1.
**	Represents an amount less than US$ 1.

/s/ Doron Turgeman	/s/ Ehud Yahalom
CEO	CFO

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2012	2013	2014	2014
	Note	NIS	NIS	NIS	US$
Revenues	23	10,278	9,563	9,055	2,328

Cost and expenses
Depreciation and amortization		2,367	2,014	1,873	482
Salaries	24	1,978	1,873	1,770	455
General and operating expenses	25	3,995	3,584	3,368	866
Other operating expenses (income), net	26	(11)	57	(535)	(138)

		8,329	7,528	6,476	1,665

Operating income		1,949	2,035	2,579	663

Financing expenses (income)
Finance expenses		917	843	1,236	318
Finance income		(562)	(523)	(625)	(161)

Financing expenses, net	27	355	320	611	157

Income after financing expenses, net		1,594	1,715	1,968	506

Share of losses in
equity-accounted investee	11	245	252	170	44

Income before income tax		1,349	1,463	1,798	462

Income tax	18	556	524	667	171

Net income for the year		793	939	1,131	291

Income (loss) attributable to:
Owners of the company		46	137	(21)	(5)
Non-controlling interests		747	802	1,152	296

Net income for the year		793	939	1,131	291

Earnings per share	29
Basic income (loss) per share		1.55	4.56	(0.70)	(0.18)
Diluted income (loss) per share		1.52	4.50	(0.81)	(0.21)

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2012	2013	2014	2014
	NIS	NIS	NIS	US$
Net income for the year	793	939	1,131	291

Items of comprehensive income (loss), net
of tax (including hedge transactions and
actuarial gains)	(27)	6	(36)	(9)

Total comprehensive income
for the year	766	945	1,095	282

Attributable to:
Owners of the Company	38	139	(32)	(8)
Non-controlling interests	728	806	1,127	290

Total comprehensive income
for the year	766	945	1,095	282

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

B Communications Ltd.

Consolidated Statements of Changes in Equity (cont'd)

(In millions except share data)

	Attributable to owners of the Company
	Share capital

									Non-
	Number of		Share	Treasury		Other	Retained		Controlling	Total
	Shares(1)	Amount	premium	Shares		reserves (2)	earnings	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2013	29,889,045	3	1,057	(*	)	(101)	1	960	3,376	4,336

Changes during 2013:
Share-based compensation in subsidiary	-	-	-	-		-	-	-	29	29
Acquisition of non-controlling interests	-	-	-	-		(4)	-	(4)	(9)	(13)
Exercise of options in a subsidiary	-	-	-	-		2	-	2	3	5
Dividends to non-controlling interests	-	-	-	-		-	-	-	(1,288)	(1,288)
Dividend to shareholders	-	-	-	-		-	(102)	(102)	-	(102)

Other comprehensive income, net of tax	-	-	-	-		(5)	7	2	4	6
Net income for the year	-	-	-	-		-	137	137	802	939
Comprehensive income for the year	-	-	-	-		(5)	144	139	806	945

Balance as at December 31, 2013	29,889,045	3	1,057	(*	)	(108)	43	995	2,917	3,912

(1)	Net of treasury shares.
(2)	Including reserve from transactions with non-controlling interests.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.
Consolidated Statements of Changes in Equity (cont'd)

(In millions except share data)

	Attributable to owners of the Company
	Share capital										Convenience
							Retained				translation
							earnings		Non-		into U.S.
	Number of		Share	Treasury		Other	(Accumulated		Controlling	Total	dollars
	Shares(1)	Amount	premium	Shares		reserves (2)	deficit)	Total	interests	equity	(Note 2D)
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$
Balance as at January 1, 2014	29,889,045	3	1,057	(*	)	(108)	43	995	2,917	3,912	1,005

Changes during 2014:
Share-based compensation in subsidiary	-	-	-	-		-	-	-	(1)	(1)	(** )
Exercise of options in a subsidiary	-	-	-	-		(2)	-	(2)	15	13	3
Dividends to non-controlling interests	-	-	-	-		-	-	-	(1,431)	(1,431)	(368)

Other comprehensive income, net of tax	-	-	-	-		(12)	1	(11)	(25)	(36)	(9)
Net income (loss) for the year	-	-	-	-		-	(21)	(21)	1,152	1,131	291
Comprehensive income (loss) for the year	-	-	-	-		(12)	(20)	(32)	1,127	1,095	282

Balance as at December 31, 2014	29,889,045	3	1,057	(*	)	(122)	23	961	2,627	3,588	922

(1)	Net of treasury shares.
(2)	Including reserve from transactions with non-controlling interests.

*	Represents an amount less than NIS 1.
**	Represents an amount less than US$ 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2012	2013	2014	2014
	NIS	NIS	NIS	US$
Cash flows from operating activities
Net income for the year	793	939	1,131	291

Adjustments:
Depreciation and amortization	2,367	2,014	1,873	482
Profit from the sale of Coral Tell Ltd. shares	-	-	(582)	(150)
Share of losses of equity accounted investees	245	252	170	44
Finance expenses, net	494	448	710	182
Capital gain, net	(26)	(94)	(125)	(32)
Share-based compensation	72	29	(1)	*
Income tax expenses	556	524	667	171
Other	-	(22)	(7)	(2)

Change in inventory	74	9	28	7
Change in trade and other receivables	505	653	549	141
Change in trade and other payables	(206)	24	(41)	(10)
Changes in provisions	(41)	(19)	(63)	(16)
Changes in employee benefits	(144)	2	3	1
Change in other liabilities	(31)	11	4	1
Net income tax paid	(662)	(625)	(527)	(136)
Net cash provided by operating activities	3,996	4,145	3,789	974

Cash flows from investing activities
Purchase of property, plant and equipment	(1,271)	(1,042)	(1,081)	(278)
Investment in intangible assets and
deferred expenses	(269)	(186)	(194)	(50)
Proceeds from the sale of property, plant
and equipment	305	312	230	59
Change in investments, net	(182)	(157)	(1,385)	(356)
Proceeds from (acquisition of ) non-current
investments	100	9	(19)	(5)
Net deposits to restricted cash	-	-	(65)	(17)
Net proceeds from the sale Coral Tell shares	-	-	596	153
Other	44	50	22	6

Net cash used in investing activities	(1,273)	(1,014)	(1,896)	(488)

The accompanying notes are an integral part of these consolidated financial statements.

*           Represents an amount less than US$ 1.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2012	2013	2014	2014
	NIS	NIS	NIS	US$
Cash flows from financing activities
Proceeds from issuance of debentures and
loans received	772	1,544	4,206	1,082
Repayment of debentures and loans	(1,224)	(1,925)	(3,993)	(1,027)
Interest paid	(697)	(660)	(704)	(181)
Dividends paid by Bezeq to non-
controlling interests	(2,119)	(1,954)	(1,431)	(368)
Increase of holdings in a subsidiary	(77)	(50)	-	-
Dividend to shareholders	-	(102)	-	-
Others	10	(2)	3	1

Net cash used in financing Activities	(3,335)	(3,149)	(1,919)	(493)

Net decrease in cash and cash
equivalents	(612)	(18)	(26)	(7)
Cash and cash equivalents as at the
beginning of the year	1,369	757	739	190

Cash and cash equivalents as at the
end of the year	757	739	713	183

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2014 include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

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

The consolidated financial statements were authorized to be issued by the Company’s Board of Directors on April 26, 2015.

B.	Definitions

In these financial statements-

(1)	The Company: B Communications Ltd.

(2)	The Group: B Communications Ltd. and its subsidiaries, as listed in Note 11.B.

(3)	Parent company: Internet Gold - Golden Lines Ltd.

(4)	Bezeq: Bezeq - The Israel Telecommunication Corp. Limited.

(5)	Bezeq Group: Bezeq The Israel Telecommunication Corp. Limited and its subsidiaries, as listed in Note 11 Investees.

(6)	Pelephone: Pelephone Communications Ltd.

(7)	Subsidiaries: Companies whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(8)
Associates: Companies, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on an equity basis, including DBS Satellite Services (1998) Ltd (“DBS”) and other associates that are immaterial.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

B.	Definitions (cont’d)

(9)	Investees: Subsidiaries or associates.

(10)	Related party: As defined in IAS 24 (2009), Related Party Disclosures.

(11)	Israeli CPI: The consumer price index as published by the Israeli Central Bureau of Statistics.

C.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2014, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2014 (NIS 3.889 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivative instruments, measured at fair value recognized through profit or loss.

*	Financial assets classified as available-for-sale measured at fair value.

*	Equity-accounted investments.

*	Deferred tax assets and liabilities.

*	Provisions.

*	Liabilities for employee benefits.

*	Liabilities for cash-settled share-based payment arrangements.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies. The methods used to measure fair value are specified in Note 16E.

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

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life of property, plant and equipment and intangible assets	Useful life of property, plant and equipment and intangible assets	Change in the value of property, plant and equipment and intangible assets and in depreciation and amortization expenses	Note 8 and Note 9
Deferred taxes	Assumption of projected future realization of the tax asset	Recognition or reversal of deferred tax asset in profit or loss	Note 18
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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

F.	Use of estimates and judgment (cont'd)

Subject	Main assumptions	Possible implications	Reference
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash generating units	Recognition of impairment loss	Note 9
Provision for doubtful debts	Assessment of the risk of non-collection of trade receivables	Recognition or reversal of doubtful debt expense and recognition of bad debt expense	Note 7
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and turnover	Increase or decrease in the post-employment defined benefit obligations	Note 17
Indications of impairment in an associate and with cash-generating units	Wherever indications of impairment exist	Recognition of impairment loss in an associate or in a cash-generating unit	Note 11

(1)	Changes in estimates
In 2014, it was determined that there is a deep market for high quality corporate debentures in Israel for the purpose of determining the discount rate of a shekel-denominated defined benefit obligation and other long-term benefits in accordance with IAS 19, Employee Benefits. The transition from using the yield of government bonds to using the yield of high quality corporate bonds was applied prospectively. The difference between the interest rates is 1.1%. The effects of the change in the discount rate are a decrease in the defined benefit obligation as at December 31, 2014 in the amount of NIS 33, that were recognized in other comprehensive income; and a decrease in the liability for other long-term benefits as at December 31, 2014 in the amount of NIS 28, that were recognized against profit or loss.

(2)           Determination of fair value
When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 16E regarding fair value.

G.	Changes in accounting policies

As of January 1, 2014, the Group applies the amendment to IAS 32, "Financial Instruments: Presentation" with regards to setting-off financial assets and liabilities. The application of the amendment did not have a material effect on the Group's financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements, except as described in the section referring to changes in accounting policy in Notes 2G and 2F(1) above.

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

Non-derivative financial assets include mainly investments in exchange traded notes, financial funds, exchange traded funds (“ETFs"), deposit certificates, debt instruments, shares, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes loan and receivables when they are originated. All other financial assets are initially recognized at the date that the Group becomes a party to contractual provisions of the instrument.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(2)	Classification of financial assets and the accounting treatment in each group (cont'd)

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

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI and foreign currency exchange rate risks.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is reclassified to profit or loss in the same period as the hedged item affect profit or loss under the same line item in the statement of income as the hedged item.

b.	Economic hedges

The Group holds other derivative financial instruments to economically hedge its exposure to foreign currency and the CPI. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value and attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

(8)	Share capital

a.	Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(8)	Share capital (cont'd)

b.	Treasury shares

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

The estimated useful lives for the current period are as follows:

	Years	Principal depreciation rate (%)

Fixed line and international network equipment
(switches, transmission, power)	4-12	12
Network	12-25	6
Subscriber equipment and installations	3-6	21
Vehicles	6-7	15
Office and general equipment	5-14	13
Electronic equipment, computers and internal
communication systems	3-7	21
Cellular network	4-10	10
Buildings	25	4
Submarine communications cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

E.	Non-current assets held for sale

Non-current assets are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction rather than ongoing use. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

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

(4)	Frequency rights

Frequency rights refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income using the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

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

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage rights	Over the term of the license for about 14 years starting from the use of the frequencies
Computer programs and	3 - 10 years according to the term of the license or the
software licenses	estimated time of use of the program
Customer relationships	8 - 12 years
Other rights	2 - 13 years according to the useful lives

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

G.	Leased assets

Leases, including leases of land from the Israel Lands Administration, where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

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

Transactions for acquiring an indefeasible right of use of submarine communication cable capacities are mostly accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement, but for no longer than the expected estimated useful life of those capacities.

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

Measurement of recoverable amount
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

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

Recognition of impairment loss
An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Allocation of impairment loss to non-controlling interests
If an impairment loss allocated to non-controlling interest relates to goodwill that was not recognized in the consolidated financial statements, the said impairment is not recognized as an impairment loss on goodwill. In such cases, only an impairment loss relating to goodwill that was allocated to the owners of the Company is recognized as an impairment loss on goodwill.

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

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary.

The discount rate is the yield at the reporting date on high quality corporate bonds denominated in NIS and linked to the CPI, that have maturity dates similar to the terms of the Group’s obligations.

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

When the benefits of a plan are improved or curtailed, the portion of the increased benefit relating to past service by employees or the gain or loss from the reduction are recognized immediately in the statement of income when the plan improvement or curtailment occurs.

(2)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high quality corporate bonds denominated in NIS and linked to the CPI, that have maturity dates similar to the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

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

Note 19 describe the amount of additional exposure due to contingent liabilities that are likely to be realized.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

L.	Provisions (cont'd)

(2)	Site restoration and clearing costs

A provision in respect of an obligation to restore and clear sites is recognized for those rental agreements where the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary. The provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

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

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the appropriate interest rate for transactions of this kind (see Note 7). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments using the effective interest method.

(2)           Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is probable. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

M.	Revenues (cont'd)

(3)	Multiple element sales agreements

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

For multiple element transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of revenues to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

(4)	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as principal and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

N.           Financing income and expense

Financing income comprises interest income from deposits, interest and CPI linkage income from loans to an associated company, interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through the statement of income.

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

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity,  but they intend to settle deferred tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

Q.           Dividend

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made (approved by the general shareholders' meeting). In the statement of cash flows, dividend paid is presented as part of cash flows used in financing activities.

R.           New standards and interpretations not yet adopted

(1)	IFRS 9 (2014), Financial Instruments

The Standard replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities and for hedge accounting. The Standard is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted and will be applied retrospectively with some exemptions. The Group is examining the effects of adopting the Standard on the financial statements.

(2)	IFRS 15, Revenue from Contracts with Customers

The Standard replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. Companies are entitled to choose one of various alternative transitional provisions that are included in IFRS 15. The Group is examining the effects of adopting the Standard on the financial statements.

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

The other companies in the Group are presented under the "Other" item. Other operations include call service centers (Bezeq Online), portal operations and content sites and online trading sites (Walla!). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in Stage One Venture Capital Fund is presented under the "adjustments" column.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

A.	Operating Segments (cont’d)

	Year ended December 31, 2014
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenue	4,317	3,419	1,504	1,724	226	(2,135)	9,055
Depreciation and amortization	688	430	130	298	23	304	1,873
Segment results - operating income	1,980	449	232	273	629	(984)	2,579
Finance income	285	77	9	26	11	217	625
Finance expenses	(472)	(21)	(18)	(619)	(2)	(104)	(1,236)
Total finance income (expense), net	(187)	56	(9)	(593)	9	113	(611)
Segment profit (loss) after finance expenses, net	1,793	505	223	(320)	638	(871)	1,968
Share in profit (loss) of equity-accounted investee	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,793	505	224	(320)	635	(1,039)	1,798
Income tax	478	132	60	1	147	(151)	667
Segment results - net profit (loss)	1,315	373	164	(321)	488	(888)	1,131
Additional information:
Segment assets	8,483	3,541	1,206	1,820	682	1,765	17,498
Goodwill	-	-	6	-	10	2,665	2,681
Investment in equity-accounted investee	-	-	4	-	11	1,042	1,057
Segment liabilities	12,369	696	392	6,484	107	(2,400)	17,648
Investments in property, plant and equipment and intangible assets	835	339	110	332	17	(332)	1,301

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS

Revenue
Revenue from reporting segments	12,074	11,355	10,964
Revenue from other segments	292	262	226
Elimination of revenue from inter-segment sales
except for revenue from sales to an associate
reporting as a segment	(452)	(421)	(411)
Elimination of revenue for a segment classified
as an associate	(1,636)	(1,633)	(1,724)
Consolidated revenue	10,278	9,563	9,055

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS

Profit or loss
Operating income for reporting segments	3,293	3,094	2,934
Elimination of expenses from a segment classified
as an associate	(253)	(268)	(273)
Financing expenses, net	(355)	(320)	(611)
Share in the losses of equity-accounted investees	(245)	(252)	(170)
Profit (loss) from operations classified in other
categories	(13)	(4)	629
Depreciation and amortization of intangible assets
resulting from the Bezeq PPA adjustments	(1,055)	(768)	(644)
Other adjustments	(23)	(19)	(67)
Consolidated profit before income tax	1,349	1,463	1,798

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont'd)

	December 31,
	2013	2014
	NIS	NIS

Assets
Assets from reporting segments	14,767	15,061
Assets attributable to operations in other categories	333	703
Goodwill not attributable to segment assets	2,732	2,665
Investment in an equity-accounted investee (mainly loans)
reported as a segment	979	1,026
Cancellation of assets for a segment classified as an associate	(1,617)	(1,820)
Inter-segment assets	(519)	(681)
Assets resulting from the Bezeq PPA, net	3,738	3,106
Assets attributable to a non-reportable segment	670	1,176

Consolidated assets	21,083	21,236

	December 31,
	2013	2014
	NIS	NIS

Liabilities
Liabilities from reporting segments	18,876	19,941
Liabilities attributable to operations in other categories	249	107
Cancellation of liabilities for a segment classified as an associate	(5,960)	(6,484)
Inter-segment liabilities	(566)	(692)
Liabilities resulting from the Bezeq PPA, net	1,025	837
Liabilities attributable to a non-reportable segment	3,547	3,939

Consolidated liabilities	17,171	17,648

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Cash and Cash Equivalents

As at December 31, 2013 and December 31, 2014, cash and cash equivalents include mainly bank deposits with a maturity of up to 90 days.

Note 6 - Investments Including Derivatives

	December 31,
	2013	2014
	NIS	NIS
Current investments
Financial assets held for trading	1,534	2,387
Bank deposits	30	710
Monetary funds and others	103	5

	1,667	3,102

Financial assets held for trading include investments in ETFs, and marketable securities Investments in financial assets held for trading and monetary funds are designated for trading and are presented at fair value as at the reporting date. Investments can be exercised during 2015.

As at December 31, 2013 and December 31, 2014, non-current investments totaled NIS 81 and NIS 271, respectively and consist mainly of hedge transactions, a bank deposit that is used for providing loans to Bezeq's employees, with a maturity date that has yet to be determined and a deposit with regards to hedge transactions.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Trade and Other Receivables

A.            Composition of trade and other receivables

	December 31,
	2013	2014
	NIS	NIS
Trade receivables, net
Outstanding debts	915	986
Credit cards and checks receivable	416	343
Unbilled receivables	277	250
Current maturities of long-term receivables	993	632
Related parties	50	16
Total trade receivables	2,651	2,227
Other receivables and current tax assets
Prepaid expenses	127	103
Other receivables	143	112
Current tax assets	77	26
Related parties	2	2
Total other receivables	349	243
Long-term trade and other receivables
Trade receivables- open debts (1)	639	531
Long term receivables (from real estate sales)	13	35
	652	566
	3,652	3,036

(1)
Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Bezeq Group in 2014 are 3.6% - 4.3% (in 2013: 4.14% - 5.27%).

Long-term trade and other receivables are repayable until 2018.

B.            Change in provision for doubtful debts during the year

	December 31,
	2013	2014
	NIS	NIS
Balance at January 1	99	38
Impaired loss recognized	41	30
Lost debts	(102)	(53)
Balance at December 31	38	15

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Trade and Other Receivables (cont'd)

C.            Aging of trade receivables

The aging of trade receivables at the reporting date was as follow:

	December 31, 2013		December 31, 2014
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Current	3,081	(3)	2,596	(1)
Past due up to one year	163	(12)	118	(5)
Past due one to two years	46	(11)	31	(5)
Past due more than two years	40	(12)	28	(4)
	3,330	(38)	2,773	(15)

Note 8 - Property, Plant and Equipment

		Switching
		Transmission,			Office
		power,			equipment,
		Cellular,			computers
	Land and	And satellite	Network	Subscriber	and
	buildings	equipment	equipment	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2013	1,117	3,708	4,510	648	811	10,794
Additions	41	408	341	166	75	1,031
Disposals (including transfers to
assets held for sale)	(154)	(16)	(53)	(22)	(44)	(289)
Balance as at December 31, 2013	1,004	4,100	4,798	792	842	11,536

Balance as at January 1, 2014	1,004	4,100	4,798	792	842	11,536
Additions	43	328	453	203	82	1,109
Disposals (including transfers from
assets held for sale)	82	(3)	-	(17)	(42)	20
Balance as at December 31, 2014	1,129	4,425	5,251	978	882	12,665

Depreciation and impairment losses
Balance as at January 1, 2013	175	1,220	1,781	297	410	3,883
Depreciation for the year	76	600	255	152	116	1,199
Disposals (including transfers to
assets held for sale)	(10)	(10)	(18)	(20)	(29)	(87)
Balance as at December 31, 2013	241	1,810	2,018	429	497	4,995

Balance as at January 1, 2014	241	1,810	2,018	429	497	4,995
Depreciation for the year	72	567	246	158	97	1,140
Disposals (including transfers to
assets held for sale)	-	(2)	-	(14)	(26)	(42)
Balance as at December 31, 2014	313	2,375	2,264	573	568	6,093

Carrying amounts
As at January 1, 2013	942	2,488	2,729	351	401	6,911
As at December 31, 2013	763	2,290	2,780	363	345	6,541
As at December 31, 2014	816	2,050	2,987	405	314	6,572

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment (cont’d)

A.
The residual value of the Bezeq Group’s copper cables is assessed at the end of each reporting period. The residual value is NIS 228 and NIS 190 as at December 31, 2013 and December 31, 2014, respectively. The change in the residual value resulted primarily from the sale of copper cables.

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

D.
In 2013, Bezeq started to install a fiber-optic network that will reach as close as possible to customer homes. The investment in assets that are not yet operational amounts to NIS 216 as of December 31, 2014.

E.	At the reporting date, there are commitments to purchase property, plant and equipment in the amount of NIS 88 (in 2013: NIS 98).

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets

						Subscribers
						acquisition
		Customer		Computer		costs and
	Goodwill	relationships	Brand name	software	Licenses	other	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2013	2,836	5,163	1,310	981	351	234	10,875
Acquisitions or additions from independent development	-	-	-	166	-	17	183
Disposals and discontinuance of consolidation	(11)	-	-	(10)	(1)	(28)	(50)

Balance as at December 31, 2013	2,825	5,163	1,310	1,137	350	223	11,008

Balance as at January 1, 2014	2,825	5,163	1,310	1,137	350	223	11,008
Acquisitions or additions from independent development	-	-	-	162	-	15	177
Discontinuance of consolidation	(132)	-	(86)	-	-	-	(218)
Impairment	(12)	-	-	-	-	-	(12)

Balance as at December 31, 2014	2,681	5,163	1,224	1,299	350	238	10,955

Amortization and impairment losses
Balance as at January 1, 2013	-	2,818	30	498	81	196	3,623
Amortization for the year	-	566	12	153	28	30	789
Disposals	-	-	-	(10)	-	(7)	(17)
Balance as at
December 31, 2013	-	3,384	42	641	109	219	4,395

Balance as at January 1, 2014	-	3,384	42	641	109	219	4,395
Amortization for the year	-	471	10	163	28	16	688
Discontinuance of consolidation	-	-	(36)	-	-	-	(36)

Balance as at December 31, 2014	-	3,855	16	804	137	235	5,047

Carrying amounts
As at January 1, 2013	2,836	2,345	1,280	483	270	38	7,252
As at December 31, 2013	2,825	1,779	1,268	496	241	4	6,613
As at December 31, 2014	2,681	1,308	1,208	495	213	3	5,908

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

	December 31
	2013	2014
	NIS	NIS
Domestic fixed-line communications	1,283	1,283
Cellular telephone	1,217	1,205
International communications and internet services	181	181
Others	144	12

Total	2,825	2,681

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

The recoverable amount of each CGU was based on the Discounted Cash Flow method under the Income Approach. Value in use of the traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Domestic fixed-line communications (Bezeq Fixed Line) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq's management upon request, and assumptions regarding changes in revenue mix (traditional telephony and internet) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 5.6% to positive growth of approximately 1% for the years 2015 to 2019.

—	A pre-tax discount rate of 12.3% (equivalent to a post-tax discount rate of 9%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq Fixed Line's CGU exceeds its carrying amount by approximately NIS 2.1 billion.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Cellular telephone (Pelephone) -

—
Cash flows were projected based on actual operating results and additional information received from Pelephone's management upon request, and assumptions regarding changes in revenue mix (income from services and from end user devices) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 12.3% to approximately a positive 5.6% for the years 2015 to 2019.

—	A pre-tax discount rate of 12.1% (equivalent to a post-tax discount rate of 10.0%) was applied in determining the recoverable amount of the units.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 2.5%.

The value in use of the cellular telephone cash-generating unit (Pelephone) was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2014 and future growth and market shares are affected by the intensifying competition, regulation and the operation scope of the new cellular operators. It was also assumed that Pelephone's domestic roaming agreements with other market players contribute to ARPU following increased revenues. The valuation included synergies on the Group revenue level based on the high certainty of the structural separation in the long term.

The carrying amount of the Cellular telephone CGU was determined to be higher than the estimated recoverable amount of NIS 6,358 by approximately NIS 39 and an impairment loss attributable to the owners share in goodwill of NIS 12 was recognized. The impairment loss was allocated fully to goodwill, and is included in depreciation and amortization expenses.

International communications and Internet services (Bezeq International) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq International's management upon request, and assumptions regarding revenue growth and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about 1.0% to 2.3% for the years 2015 to 2019.

—	A pre-tax discount rate of 14.6% (equivalent to a post-tax discount rate of 11.0%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq International's CGU exceeds its carrying amount by approximately NIS 192.

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 10 - Deferred and Other Expenses

Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use of submarine communication cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees

A.	Equity-accounted associates

1.
The Group's investment in associates as at December 31, 2014 includes Bezeq's investment in DBS (a company registered and operating in Israel that provides multichannel television services) amounting to NIS 1,026 and from investments in other immaterial associates amounting to NIS 31.

2.
As at December 31, 2014 Bezeq holds 49.78% of DBS's share capital. In addition, at the reporting date, Bezeq holds options to purchase 8.6% of DBS's share capital. Following the 2009 Supreme Court's ruling not to approve Bezeq's merger with DBS, the options are not exercisable as of the balance sheet date. Following the Supreme Court ruling, Bezeq was not able to direct the financial and operating policy of DBS, therefore Bezeq could not be considered as having control over DBS (neither legal nor effective control). Therefore, as from the date of the ruling by the Supreme Court, Bezeq accounted for its investment in DBS in accordance with the equity method.

As at December 31, 2014 the remainder of DBS's shares was held by Eurocom DBS Ltd. ("Eurocom DBS"). The voting rights by virtue of these shares were held until March 25, 2015 by a trustee in accordance with the terms set out in the transaction for acquisition of control in Bezeq, whereby, among other things, the trustee will treat these shares as if it were the owner. The Antitrust Commissioner's approval of acquisition of control in Bezeq was subject, among other things, to the sale of Eurocom DBS's holdings in DBS within a specified time period, which was extended from time to time. On March 25, 2015, after accepting the merger terms of Bezeq with DBS and the exercise of Bezeq's options in DBS, as detailed below, the Antitrust Authority informed Bezeq of the cancellation of these terms (i.e. nominating a trustee and the obligation to sell DBS's shares).

On March 26, 2014 the Antitrust Commissioner issued a decision according which upon fulfillment of the terms specified in the decision the restrictions imposed on the Eurocom Group with regard to its continued holdings in DBS would be removed, and the merger between Bezeq and DBS would be permitted (the "Merger").

On February 10, 2015, Bezeq's special subcommittee of the board of directors that was established to address the ownership of DBS, its audit committee and its board of directors approved a transaction between Bezeq and Eurocom DBS according to which Bezeq will acquire the entire holding of Eurocom DBS in DBS, which, as at this date, represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all of the owners loans provided by Eurocom to DBS (the "Acquisition Transaction"). In addition it was decided that prior to the Acquisition Transaction, that Bezeq and DBS will accept the terms of the merger, and Bezeq will exercise its option, at no cost, for the allotment of DBS shares representing 8.6% of the issued capital of DBS.

According to the terms of the Acquisition Transaction, Bezeq will pay Eurocom DBS NIS 680 in cash on the closing date, against acquisition of DBS's shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent payments, as follows: the first additional payment of up to NIS 200 will be paid in with the event a tax synergy is obtained  and an additional payment of up to NIS 170 will be paid in accordance with the business results of DBS over the next three years.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.            Equity-accounted associates (cont'd)

On March 23, 2015, the general meeting of Bezeq's shareholders approved the acceptance of the terms of the Merger and the Acquisition Transaction. Subsequently, Bezeq announced the acceptance of the terms of the merger and on March 25, 2015 it exercised its option and received 8.6% of DBS issued share capital, and as of that date holds 58.4% of DBS.

Bezeq's engagement with Eurocom DBS in the Acquisition Transaction requires the approval of the Ministry of Communications and is not yet complete. At this time the Acquisition Transaction with Eurocom DBS was extended for an additional 90 days.

Bezeq’s increase in ownership in DBS to 58.4% constitutes the acquisition of control over DBS by Bezeq and the Company will regard it as a business combination achieved in stages and consolidate DBS in its financial statements for the first quarter of 2015.

Bezeq is currently preparing the calculation of the value of its investment in shares, share options and loans it provided DBS before the business combination and the Purchase Price Allocation ("PPA") of fair value estimates to assets acquired and liabilities assumed by an external appraiser. Because of the proximity of the date of exercise of the option to the date of approval of the financial statements these are yet to be finalized.

Based on an indicative valuation published by Bezeq on February 15, 2015 as part of a detailed report in accordance with the Israeli Securities Authority regulations (Transaction between a company and its controlling shareholder) 2001, which was conducted by an independent appraiser, the value of the investment as at  September 30, 2014 is estimated at NIS 1.099  billion. This value is similar to the value of the carrying amount of the investments included in the financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.            Equity-accounted associates (cont'd)

3.
Following is a summary of the statement of DBS's financial position and statement of income (without adjustment for the ownership interest held by Bezeq) and information about the composition of Bezeq's investment in DBS and Bezeq's share in DBS's losses:

	December 31,
	2013	2014
	NIS	NIS
Current assets	291	434
Non-current assets	1,326	1,386
Total assets	1,617	1,820
Current liabilities	970	980
Non-current liabilities	4,990	5,504
Total liabilities	5,960	6,484

Accumulated deficit as reported by DBS	(4,343)	(4,664)
Adjustments for inclusion in The
Company's financial statements (for
shareholders'loans and surplus cost)	1,476	1,591
Equity balance for recognizing an
investment in The Company's
financial statements	(2,867)	(3,073)

Bezeq's share in DBS's equity - 49.78%	(1,427)	(1,530)
Goodwill	814	814
Bezeq's share in shareholders loans	1,968	2,181
Adjustment of Bezeq's share in the
accumulated deficit for application of the
Levels Method (see 3.A(4))	(376)	(439)
Carrying amount of investment	979	1,026

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.            Equity-accounted associates (cont'd)

Condensed statement of income
	December 31,
	2013	2014
	NIS	NIS

Revenues	1,635	1,724
Comprehensive loss for the year as
reported by DBS	(381)	(322)
Adjustments for inclusion in the Companys's
financial statements (for shareholders'
loans and surplus cost)	77	115
Comprehensive loss for the year for
the recognition of losses in Bezeq's
financial statements	(304)	(207)
Bezeq's share in the loss according to rate
of its holding in the equity of DBS- 49.78%	(151)	(103)
Adjustment of Bezeq's share in the losses
for application of the Levels Method (see 3.A(4))	(99)	(63)
Bezeq's share in the comprehensive loss as
reported in the statement of income	(250)	(166)

Bezeq's weighted average rate in DBS's losses in 2014 is 80% (in 2013, 82%).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

4.	Following are details of Bezeq’s loans to DBS:

	December 31, 2013		December 31, 2014
		Value		Value
		according		according
		to the		to the
	Carrying	terms of	Carrying	terms of
	amount	the loans	amount	the loans
	NIS	NIS	NIS	NIS
CPI-linked loans (1)	90	1,213	109	1,212
CPI-linked loans, bearing interest at a rate of 5.5% (2)	270	356	298	375
CPI-linked loans, bearing interest at a rate of 11% (2)	1,608	1,613	1,774	1,788
	1,968	3,182	2,181	3,375

(1)	Loans provided to DBS until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and its shareholders as at December 30, 2002, it was decided that the loans provided by certain shareholders (including Bezeq) to DBS commencing July 10, 2002 ("the New Shareholders' Loans"), will have preference over the Old Shareholders’ Loans. In accordance with the agreement, the New Shareholders’ Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders’ Loans provided to DBS by its shareholders and subject to the cash flows and liabilities of DBS under its agreements with the banks and certain shareholders. No repayment dates were set for the New Shareholders' Loans as well. For the acquisition of all of Eurocom DBS's DBS shares and shareholder loans by Bezeq subsequent to the balance sheet date refer to note 11A.2 above.

5.	Financial position of DBS:

a.
Since commencing its operations, DBS has accumulated considerable losses. The losses in 2013 and 2014 amounted to NIS 381 and NIS 322, respectively. As a result of these losses, the accumulated deficit and working capital deficit of DBS as at December 31, 2014 totaled NIS 4.7 billion and NIS 547, respectively.

b.	In 2014, DBS issued debentures by expanding its existing series in the amount of NIS 432. In addition DBS received a loan from a banking institution in the amount of NIS 75.

c.
In April 2014, Standard & Poor's Maalot raised the rating of DBS and all its debentures to ilA with a stable outlook, while including the rating in a watch list with positive implications. In January 2015, Standard & Poor's Maalot confirmed DBS's debenture rating.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

5.	Financial position of DBS: (cont’d)

d.	As at December 31, 2014, DBS was in compliance with the financial covenants under the financing agreements and the debentures.

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

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans:

a.	DBS issued three debenture series and is party to a financing agreement with a consortium of banks, as described below:

Carrying amount as at
December 31, 2014
NIS
Debentures (Series A)	562
Debentures (Series B)	842
Debentures 2012	335
Bank loans	79
1,818

b.            Restrictions and covenants by virtue of debentures (Series A)

Debentures (Series A) were issued in 2007 to institutional investors and listed on the TACT-Institutional system of the Tel Aviv Stock Exchange ("Debentures (Series A)"), under a deed of trust between DBS and Hermetic Trust (1975) Ltd. "Deed of Trust A").

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

In 2014, DBS carried out an increase of the outstanding debentures (Series A) in an amount of NIS 253.

c.             Restrictions and covenants by virtue of debentures (Series B)

Debentures (Series B) were issued to institutional investors in 2010 and listed on the TACT-Institutional system of the Tel Aviv Stock Exchange. Debentures (Series B) were increased in 2011, 2012, 2013 and 2014 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B").

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

As at December 31, 2014, DBS is in compliance with the debt/EBITDA ratio set out in Deed of Trust B (as at December 31, 2014, the debt/EBIDTA ratio of DBS was 2.7).

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

In 2014, DBS carried out an increase of the outstanding debentures (Series B) in an amount of NIS 179.

During April 2015, subsequent to the balance sheet date, DBS carried out an additional increase of the outstanding debentures (Series B) in an amount of NIS 198.

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

As at December 31, 2014, the maximum debt/EBITDA ratio in accordance with 2012 Debentures was 4.65. DBS is in compliance with this covenant (as at December 31, 2014, the debt/EBITDA ratio was 2.6). As at December 31, 2014, the maximum debt/E-C ratio in accordance with 2012 Debentures was 9.5. DBS is in compliance with this covenant (as at December 31, 2014, the debt/E-C ratio was 6.7).

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

The amended Financing Agreement also includes mechanisms for the raising and lowering of interest rates.

f.             Loans from banks

Long-term loans from banks consist primarily of an agreement for bank credit entered into in December 2014 (the "Loan Agreement"), which loan is not guaranteed, in the amount of NIS 75, bearing interest at an annual fixed rate of 3.4%. The bank credit was provided for a period of five and a half years (until June 2020) and will be repaid (principal and interest) in 11 consecutive semi-annual installments starting in June 2015. The Loan Agreement includes the obligation to meet the financial covenants set forth in the 2012 Debentures. In addition, the Loan Agreement includes restrictions on the distribution of dividends and repayment of shareholder loans similar to those set forth in Debentures (Series B) and the 2012 Debentures.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans (cont’d):

The Loan Agreement further stipulated grounds for immediate repayment similar to some of those set forth in in the Financing Agreement. The Loan Agreement does not include restrictions regarding rising of additional debt and / or creation of liens by DBS.

g.	Liens

DBS created the following liens in favor of each of the Institutional Lenders:

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

Under the provisions Deed of Trust B in the event that the trustee will be given a guarantee by Bezeq to DBS liabilities with regards to Debenture (Series B) holders, and provided that Bezeq's rating from Standard & Poor's Maalot does not fall below "ilAA-" or an equivalent rating by another rating agency (the higher of both ratings) (the "minimum rating") then, starting from that time, DBS's liens in favor of the trustee will be cancelled, the limitations with respect to the expansion of the series and additional issuances secured by the same collateral will be canceled, the limitation on repayment of shareholder loans and dividend distributions will be canceled, and a number of grounds for immediate repayment in favor of the trustee in accordance Deed of Trust B will be cancelled. In addition, interest rises, if any, with respect to a rating downgrade will be cancelled.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans (cont’d):

g.	Liens (cont'd)

Such provisions as in this clause are also included in the 2012 Debentures in connection with Bezeq guarantees to the lenders (or any of them) under the 2012 Debenture. In addition, according to the 2012 Debentures a merger between Bezeq and DBS, according to which the merged corporation undertakes (or receives) DBS's obligations under the 2012 Debentures, will be considered as if Bezeq provided a guarantee for all borrowers according to the 2012 Debentures, even if Bezeq's rating fell below the minimum rating subsequent to the merger.

7.            For the guarantees that Bezeq provided to DBS, see Note 21.D.

B.	Material subsidiaries held directly and indirectly by the Company

1.	General

	Principal
	location of the
	company's	Ownership
	activity	interest

Bezeq - The Israel Telecommunication Corp. Limited	Israel	30.76%
B Communications (SP1) Ltd. and B Communications (SP2) Ltd. (1)	Israel	100%

Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Walla! Communications Ltd.	Israel	100%

(1)	Held by B Communications (SP1) Ltd.

2.	Details of Group entities

a.	Bezeq- The Israel Telecommunications Corp. Ltd.
Bezeq is controlled by SP2 which holds 30.1% of Bezeq’s outstanding shares. An additional 0.75% of Bezeq outstanding shares are held by B Communications. Bezeq is the largest communications group in Israel.

b.	B Communications (SP1) Ltd. and B Communications (SP2) Ltd.

B Communications (SP1) Ltd. ("SP1"), founded in 2010, is a wholly-owned subsidiary of the Company. SP1 is the sole shareholder of B Communications (SP2) Ltd. ("SP2") which directly holds the Bezeq controlling interest.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

B.	Material subsidiaries held directly and indirectly by the Company (cont'd)

2.	Details of Group entities (cont'd)

c.	Pelephone Communications Ltd.
Pelephone Communications Ltd. ("Pelephone") is a wholly-owned subsidiary of Bezeq. Pelephone provides cellular communication services and value added services and markets terminal equipment.

d.	Bezeq International Ltd.
Bezeq International Ltd. ("Bezeq International") is a wholly-owned subsidiary of Bezeq. Bezeq International provides internet access (ISP) services, international communications services and network end point (NEP) services.

e.	Walla! Communications Ltd.
Walla! is wholly owned by Bezeq. Walla! provides internet, management and media services for a range of populations.

3.	Sale of Coral Tel Ltd.

On May 20, 2014, Bezeq concluded the sale of Coral-Tel Ltd., a company fully controlled by Bezeq through its ownership of Walla! Communications Ltd. that is engaged in the operation of a second-hand sales web site, for a total consideration of NIS 805. The sale agreement includes an undertaking by Walla! Communications Ltd. and Bezeq to refrain from engaging in Coral Tell Ltd.'s fields of activity for 24 months. The pre-tax profit arising from the sale amounted to NIS 582, and the profit net of tax amounted to NIS 437 million. Following the sale, intangible assets and goodwill amounting to NIS 183 million were disposed.

4.	Dividend paid by Bezeq to non-controlling interests during 2014 was in the amount of NIS 1,431.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

B.	Material subsidiaries held directly and indirectly by the Company (cont'd)

5.	Bezeq’s Dividend Distribution Policy (cont'd)

It should be noted that as part of Bezeq's Board of Directors decision on February 10, 2015 regarding the acquisition of all of Eurocom DBS's holdings in DBS, Bezeq's Board of Directors determined that if the transaction is completed, and results in revaluation gains that Bezeq is expected to record in accordance with certain accounting policies, such gains will be excluded from the aforementioned dividend policy and will not be distributed as a dividend.

6.	Distribution not in compliance with the earnings test

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

In 2013 and 2014, Bezeq declared and paid the following dividends in cash:

	2013	2014
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
2014 (NIS 0.76 per share)		2,069
2013 (NIS 0.67 per share)	1,830
Distribution not in compliance with the earnings test (see section B5 above)
2013 (NIS 0.367 per share)	1,000	-
	2,830	2,069

C.            Dividends

On March 25, 2015 the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend to shareholders in the amount of NIS 844. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting. Subsequent to this distribution Bezeq will have a negative retained earnings balance and its future distributions will be based on its future earnings. For Bezeq’s dividend distribution Policy see note 11B5 above.

D.	For liens and guaranties with respect to the Group's subsidiaries refer to note 12B.

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

	December 31,							Year ended December 31,
Cash flow
													Total			from
	Rate of												comprehensive			financing
	ownership											Profit	Income			activities		Total
	interests						Carrying					(loss)	(loss)	Cash	Cash	without	Dividend	increase
	held by						amount of					attributable	attributable	flow	flow	dividend to	paid to	(decrease)
	non-		Non-		Non-	Total	non-			Other	Total	to non-	to non-	from	from	non-	non-	in cash
	controlling	Current	current	Current	current	net	controlling			comprehensive	comprehensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	interests	assets	assets	liabilities	liabilities	assets	interests	Revenues	Profit	income	income	interests	interests	activities	activities	interests	interests	equivalents
	%	NIS
2014

Bezeq Group	69.24	5,496	11,890	3,795	9,913	3,678	2,627	9,055	1,667	(36)	1,631	1,152	1,127	3,796	(1,546)	(769)	(1,431)	50

2013

Bezeq Group	69.09	5,071	12,657	3,487	10,136	4,105	2,917	9,563	1,162	6	1,168	802	806	4,152	(917)	(1,137)	(1,954)	144

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

F.	Increasing Competition and Reducing Concentration, 2013 law

In December 2013, the Knesset passed the Israeli Law for Increasing Competition and Reducing Concentration, 2013 ("Concentration Law"), which: (i) imposes limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; (iii) imposes limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (iv) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain cases to consider control concentration factors and industry-specific competitive factors.

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

The Concentration Law sets forth certain mechanisms intended to enable a tier company, which is subject to the prohibition of controlling another tier company, to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law. These mechanisms enable the repurchase of publicly-held shares and the early redemption of publicly-held debt securities under a Court-approved scheme of arrangement pursuant to the Israeli Companies Law, at fair value and in accordance with the conditions prescribed by the Concentration Law, while providing certain relief from shareholders or debenture holder majority requirements for the approval of the arrangement. Furthermore, if a trustee is appointed, he may seek a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed not be in Bezeq’s interest. In addition, beginning six months after the publication of the Concentration Law and during a six years transition period, the board of directors of a company that is a “third-tier” company (such as Bezeq) must be comprised of a majority of “independent directors,” within the meaning of the Israeli Companies Law, and the number of “external directors” pursuant to the Israeli Companies Law shall be at least half the number of the company’s directors less one (rounded upwards) but not less than two. The election of such external directors will be by a majority vote of the shareholders and the controlling shareholder’s vote will not be counted for such purpose. The Israeli Minister of Justice is authorized to enact regulations setting forth a lower number of required external directors, provided that such number will not be lower than one-third of the board members.

The Company estimates that the application of the Concentration Law will not affect its controlling shareholder's vote in Bezeq.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

G.	The Company's de facto control over Bezeq

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

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others

A.            Composition

	December 31
	2013	2014
	NIS	NIS
Current liabilities
Current maturities of debentures	567	882
Current maturities of bank loans	882	619
Current maturities of loans from others	2	-

	1,451	1,501

Non-current liabilities
Debentures	6,027	9,202
Bank loans	5,223	3,155
Loans from institutions	548	-

	11,798	12,357

	13,249	13,858

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.            Terms and debt repayment schedule

	December 31, 2013		December 31, 2014			Nominal
		Carrying		Carrying		interest
	Par value	amount	Par value	amount	Currency	rate
	NIS	NIS	NIS	NIS		%
Loans from banks and others:
Linked to the Israeli CPI - Fixed interest	1,435	1,552	18	22	NIS	4.45 to 4.6
Unlinked - Variable interest	3,061	3,033	1,656	1,656	NIS	P-0.33 to P+0.2
Unlinked - Fixed interest	2,068	2,068	2,096	2,096	NIS	2.4 to 6.85
Linked to the US Dollar - Fixed interest	2	2	-	-	US$
	6,566	6,655	3,770	3,774

Debentures:
Linked to the Israeli CPI - fixed interest	3,080	3,556	3,435	3,870	NIS	3.7 to 5.3
Linked to the US Dollar - fixed interest	-	-	3,111	3,053	US$	7.375
Unlinked - variable interest	615	614	734	734	NIS	Makam + 1.4
Unlinked - fixed interest	2,435	2,424	2,435	2,427	NIS	5.7 to 6.65
	6,130	6,594	9,715	10,084

Total interest-bearing liabilities	12,696	13,249	13,485	13,858

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.            Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures

(1)	On February 19, 2014, the Company issued $800 of Senior Secured Notes ("the Notes”) due 2021 that bear 7⅜% annual interest paid semi-annually.

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

The Company used the net proceeds from the offering to repay all amounts outstanding under the loans received by SP2 and SP1 from Bank Hapoalim Ltd. (“Bank Hapoalim”), and Migdal Insurance and Financial Holdings Ltd. Group (“Migdal”) respectively and to deposit funds into a debt service account.

Under the terms of the indenture for the Notes funds maintained by SP2 must be deposited in one or more accounts designated as a lockbox account and pledged as collateral to the security agent for the benefit of the holders of the Notes. As of December 31, 2014 cash and cash equivalents and short term investments held in the lockbox account totalled NIS 447.

As at December 31, 2014 the outstanding par value of the Notes was NIS 3,111.

For events subsequent to the balance sheet date with respect to the Notes refer to Note 31.C.

(2)	On April 14, 2010, SP2 received loans from certain banking and financial institutions led by Bank Hapoalim in the total principal amount of NIS 4.6 billion for the acquisition of the Bezeq shares.

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

SP2 undertook to maintain a minimum cash deposit of NIS 150 in an account held with Bank Hapoalim from the cash Bezeq pays and/or distributes to SP2.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.            Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

On February 19, 2014, following the issuance of the Notes, the loan was repaid in full.

(3)
On February 18, 2010, SP1 entered into a loan agreement with certain entities associated with the Migdal. According to the Migdal loan agreement, on April 14, 2010, SP1 was provided with a NIS 500 loan for the acquisition of the Bezeq shares. The loan provided for annual interest at a rate of 6.81% and was linked to Israeli CPI.

The Migdal loan to SP1 was secured by a first ranking pledge on SP1’s rights in the bank account into which all payments from SP2 were made, except for certain defined expenses. SP1 undertook to maintain minimum funds of NIS 22.5 (linked to the Israeli CPI) in the pledged bank account. The Migdal facility agreement included limitations on distributions and payments from the pledged bank account (including conditions as to total debt to EBITDA ratios that relate to SP1).

On February 19, 2014, following the issuance of the Notes, the Migdal loan was repaid in full.

(4)
During the period from March 2007 to May 2007, the Company issued a total of NIS 425 of Series A Debentures. The Series A Debentures were linked to the Israeli CPI and beard an annual interest rate of 4.75%. Series A Debentures principle was payable in eight equal instalments on March 15 of each year starting from March 15, 2009. Series A Debentures interest was payable on March 15 of each year starting from the date of issuance.

On March 17, 2014, the Company completed an early redemption all of its outstanding Series A Debentures having a par value of NIS 153 for total consideration of NIS 203. As of that date the Series A Debentures were delisted from the Tel Aviv Stock Exchange.

(5)
On September 21, 2010, the Company issued, at par value, NIS 400 million Series B Debentures to the public in Israel. In January, 2012 and August 2013, the Company completed private placements of additional Series B Debentures in the amount of NIS 126 and NIS 180 par value, respectively, to certain Israeli institutional investors. As at December 31, 2014 the outstanding par value of Series B Debentures was NIS 706.

Series B Debentures are unlinked to the Israeli CPI, bear interest at a fixed annual rate of 6.5% which is payable semi-annually on March 31 and September 30 of each of the years 2011 through 2019 (the first interest payment was made on March 31, 2011 and the last interest payment is payable on March 31, 2019). Series B Debentures principle is payable in four equal installments on March 31 of each year starting from 2016. Series B Debentures interest is payable on March 31 of each year starting from the date of issuance.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.            Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

According to the financial covenants of the Series B Debentures the Company is obligated to the following:

1.	Not to issue any additional Series B Debentures if such increase will decrease the A2 rating of the Series B Debentures.

2.	To maintain control of Bezeq.

3.	The investors will have the right to require the immediate repayment of the Series B debentures if Eurocom will no longer hold the controlling interest in the Company.

As at December 31, 2014, the Company was in compliance with the financial covenants of the Series B debentures.

(6)
For Bezeq’s debentures (Series 6 to 8) and bank loans amounting to NIS 3.75 billion as at December 31, 2014 and for Bezeq debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken the following:

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

In addition, for Bezeq debentures (Series 6 to 8) and bank loans in the amount of NIS 2.14 billion as at December 31, 2014 (out of the total bank loans in the amount of NIS 3.75 billion), and for Bezeq debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken that if it provides an undertaking to any entity in respect of compliance with financial covenants, it will provide the same undertaking to its debenture holders and the lending banks (subject to certain exceptions).

Bezeq also provided an undertaking to holders of its debentures (Series 6 to 8) to take steps so that, to the extent under its control,  the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

As at December 31, 2014, Bezeq was in compliance with the terms of its loans, there were no grounds to call for immediate repayment and no financial covenants were provided to its debenture holders.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.            Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(7)	For Bezeq debentures (Series 5) standard grounds were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

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

On February 19, 2014, following the issuance of the Company's Notes, the two “bullet” loans were repaid in full.

Note 13 - Trade and Other Payables

	December 31,
	2013	2014
	NIS	NIS
Trade payables (open accounts)	721	664
Trade payables consisting of related parties	5	3
Other payables including derivatives
Liabilities to employees and other liabilities
for salaries	328	324
Institutions	110	127
Accrued expenses	106	110
Accrued interest	107	95
Deferred income	50	50
Derivatives	14	16
Other payables	21	19
Total other payables including derivatives	736	741

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Provisions

			Supplier
			and		Enterprise
			Communication		and	State and	Dismantling
	Employee	Customer	Provider	Punitive	companies	Authorities	and clearing	warranty
	claims	claims	claims	claims	claims	claims	of sites	and others	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2014	63	18	3	1	11	17	64	16	193

Provisions created in the period	1	18	4	1	-	-	2	-	26

Provisions used in the period	-	(1)	(4)	-	-	(3)	-	-	(8)

Provisions cancelled in the period	(57)	(11)	-	-	-	(2)	(1)	(9)	(80)

Balance as at December 31, 2014	7	24	3	2	11	12	65	7	131

Current	7	24	3	2	11	12	-	3	62

Non-current	-	-	-	-	-	-	65	4	69
Claims
For details of legal claims, see Note 19.

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

B.            Framework for risk management

The Company’s Board of Directors has overall responsibility for the Company’s, SP1's and SP2's risk management. Bezeq's Board of Directors has responsibility for the Bezeq Group’s risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Company's policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations in foreign currencies rates and the Israeli CPI rates. Bezeq’s policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations in foreign currencies and the Israeli CPI.

C.            Credit risk

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

Bezeq's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of trade receivables are widely spread.

Investments in financial assets

The Company's investment policy, which was approved by its Audit Committee, and established by the Company's Board of Directors, seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to the Company's investment policy approximately 80% of the funds must be invested in investment-grade securities. The Company's securities consist of investment grade securities, corporate debt securities and equity investments (stocks). The Company's investment policy imposes limitations on invested amounts by investment ratings, duration, exposure to a single issuer, exposure to a group of issuers with the same ownership, industries, geographic spread and currency exposure, thereby reducing credit risk concentrations. Transactions involving derivatives are made with entities that have high credit ratings.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Financial Risk Management (cont'd)

C.            Credit risk (cont'd)

Investments in financial assets (cont'd)

Pursuant to the indenture for the Notes, funds maintained by SP2 must be deposited in one or more accounts designated as a lockbox account and pledged as collateral to the security agent for the benefit of the holders of the Notes.

Any investments made by Bezeq in securities are made in securities which are liquid, marketable and have low risk. Transactions involving derivatives are made with entities that have high credit ratings.

As of the reporting date there is no significant concentration of credit risk.

D.            Liquidity risk

Liquidity risk is the risk that the Company and the Group will be unable to honor their financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company and its subsidiaries, see Note 12.

E.            Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flows.

During the normal course of its business, the Group takes full or partial hedging actions. The Group takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in the management of its investment portfolio.

Israeli CPI risk

Changes in the rate of Israeli inflation affect the Group's profitability and its future cash flows, mainly due to its Israeli CPI-linked liabilities. In applying a policy of minimizing the exposure the Company has invested in bonds that are linked to the Israeli CPI in order to partially hedge the exposure to changes in the Israeli CPI. In addition, the Group enters into forward transactions against the Israeli CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. Bezeq applies hedge accounting with regards to its forward CPI hedge transactions.

A considerable part of Bezeq's cash balances are invested in deposits, monetary funds or ETF's which are exposed to changes in their real value as a result of changes in the Israeli CPI.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Financial Risk Management (cont'd)

E.            Market risks (cont'd)

Foreign currency risk

The Company is exposed to foreign currency risks associated with the Notes that are denominated in US$. In order to hedge its exposure to fluctuations in the US$ exchange rate resulting from the Note issuance, the Company entered into five Cross Currency Swap ("CCS") hedge transactions to hedge a total of $725 principal and interest amount of the Notes.

Bezeq is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment which are in or linked to the US$ or the Euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly US$.

Note 16 - Financial Instruments

A.            Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2014
	Carrying	Contractual				2020
	amount	cash flow	2015	2016	2017-2019	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative
financial liabilities
Trade payables	664	664	664	-	-	-
Other payables	823	823	747	65	11	-
Bank loans	3,774	4,216	733	813	2,046	624
Debentures	10,084	12,463	1,279	1,405	3,912	5,867

Total	15,345	18,166	3,423	2,283	5,969	6,491

Financial liabilities
for derivative instruments
Forward contracts on
CPI and copper price	119	119	19	24	50	26

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

B.            Linkage and foreign currency risks

The Company’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2013
			Foreign
		Israeli	currency linked
	Unlinked	CPI-linked	(mainly US$)
	NIS	NIS	NIS

Current assets
Cash and cash equivalents	726	-	13
Investments including derivatives	1,403	198	66
Trade receivables	2,607	15	29
Other receivables	38	184	-
Total current assets	4,774	397	108

Non-current assets
Long-term trade and other receivables	614	38	-
Investments including derivatives	69	-	12
Equity-accounted investment	-	1,968	-
Total non-current assets	683	2,006	12
Total assets	5,457	2,403	120

Current liabilities
Debentures, loans and borrowings	694	755	2
Trade payables	623	-	98
Other payables including derivatives	621	59	8
Total current liabilities	1,938	814	108

Non-current liabilities
Debentures	3,022	3,005	-
Bank loans	4,407	816	-
Loans from institutions and others	-	548	-
Other liabilities including derivatives	-	17	-
Total non-current liabilities	7,429	4,386	-

Total liabilities	9,367	5,200	108

Total exposure in the statement
of financial position	(3,910)	(2,797)	12

Israeli CPI forward transactions	(2,263)	2,263	-

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

B.            Linkage and foreign currency risks (cont’d)

	December 31, 2014
			Foreign
		Israeli	currency linked
	Unlinked	CPI-linked	(mainly US$ )
	NIS	NIS	NIS

Current assets
Cash and cash equivalents	698	-	15
Restricted cash	64	-	1
Trade receivables	2,187	16	24
Other receivables	5	110	-
Investments including derivatives	2,453	96	553
Total current assets	5,407	222	593

Non-current assets
Long-term trade and other receivables	509	57	-
Investments including derivatives	90	-	181
Equity-accounted investment	-	2,181	-
Total non-current assets	599	2,238	181
Total assets	6,006	2,460	774

Current liabilities
Debentures, loans and borrowings	1,074	427	-
Trade payables	532	-	132
Other payables including derivatives	627	46	20
Total current liabilities	2,233	473	152

Non-current liabilities
Debentures	2,855	3,293	3,054
Bank loans	3,155	-	-
Other liabilities including derivatives	-	103	-
Total non-current liabilities	6,010	3,396	3,054

Total liabilities	8,243	3,869	3,206

Total exposure in the statement
of financial position	(2,237)	(1,409)	(2,432)

Forward exchange contracts on
foreign currencies	(2,561)	-	2,561
Israeli CPI forward transactions	(2,501)	2,501	-

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

B.            Linkage and foreign currency risks (cont’d)

The Group has CPI forward transactions for the Israeli CPI and forward exchange contracts on foreign currencies:

	Currency/	Currency/
	linkage	linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value
				NIS	NIS
December 31, 2013
Israeli CPI forward contract	Israeli CPI	NIS	2014-2020	2,263	(23)

December 31, 2014
Forward exchange contracts
on foreign currencies	US$	NIS	2018	2,561	174
Israeli CPI forward contracts	Israeli CPI	NIS	2015-2022	2,501	(119)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2012	2013	2014	2012	2013	2014
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	(2.3)	(7.0)	12.0	3.733	3.471	3.889
1 euro	(0.3)	(2.8)	(1.2)	4.921	4.782	4.725
Israeli CPI in Points	1.6	1.9	(0.3)	139.03	141.67	141.28

A change of the CPI as at December 31, 2013 and 2014 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013 and 2014.

		Equity	Net income
	Change	NIS	NIS
December 31, 2013
Increase in the CPI of	2.0%	(19)	(19)
Increase in the CPI of	1.0%	(10)	(10)
Decrease in the CPI of	(1.0)%	10	10
Decrease in the CPI of	(2.0)%	19	19

December 31, 2014
Increase in the CPI of	2.0%	16	16
Increase in the CPI of	1.0%	8	8
Decrease in the CPI of	(1.0)%	(8)	(8)
Decrease in the CPI of	(2.0)%	(16)	(16)

A change of the US$ to NIS exchange rate as at December 31, 2014 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

B.            Linkage and foreign currency risks (cont’d)

		Equity	Net income
	Change	NIS	NIS
December 31, 2014
Increase in the US$-NIS exchange rate of	2.0%	2	2
Increase in the US$-NIS exchange rate of	1.0%	1	1
Decrease in the US$-NIS exchange rate of	(1.0)%	(1)	(1)
Decrease in the US$-NIS exchange rate of	(2.0)%	(2)	(2)

C.            Interest rate risk

1.            Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	December 31
	2013	2014
	NIS	NIS
Fixed rate instruments
Financial assets	2,866	3,325
Financial liabilities	(9,601)	(11,469)
	(6,735)	(8,144)
Variable rate instruments
Financial assets	118	125
Financial liabilities	(3,648)	(2,390)
	(3,530)	(2,265)

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

3.             Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders' equity and profit or loss by NIS 17 (2013: NIS 26).

D.            Cash flow hedge accounting

Cash flow hedges for CPI-linked liabilities

Bezeq entered into several forward contracts, as described in the table below, in order to reduce its exposure to changes in the CPI for its CPI-linked debentures (Series 5 and Series 6). These transactions hedge specific cash flows of certain of the Bezeq debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on observable market-based data (level 2) in fair value hierarchy.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

D.            Cash flow hedge accounting (cont’d)

Cash flow hedges for CPI-linked liabilities (cont'd)

		Number of	Nominal		Capital
Hedge item	Repayment date	Transactions	Value	Fair value	reserve
			NIS	NIS	NIS
December 31, 2013:
Debentures (Series 5)	June 2014- June 2016	6	1,019	(13)	4
Debentures (Series 6)	June 2018- June 2020	5	1,034	(4)	1
			2,053	(17)	5
December 31, 2014:
Debentures (Series 5)	June 2015- June 2016	4	662	(35)	16
Debentures (Series 6)	December 2018 - December 2022	8	1,699	(75)	47
			2,361	(110)	63

E.             Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

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

	December 31, 2013		December 31, 2014
					Weighted
					average
	Carrying		Carrying		discount
	amount	Fair value	amount	Fair value	rate
	NIS	NIS	NIS	NIS	%
Secured loans from banks and others
Israeli CPI-linked	1,498	1,678	-	-	-
Unlinked	3,090	3,247	2,112	2,292	2.27
Linked to the US Dollar	2	2	-	-	-
Debentures
Issued to the public (CPI linked)	3,373	3,549	3,840	4,033	1.37
Issued to the public (Unlinked)	2,040	2,228	2,044	2,214	1.44
Issued to institutional investors (US$ linked)	-	-	3,073	3,309	6.15
Issued to institutional investors (unlinked)	403	444	403	467	2.55

	10,406	11,148	11,472	12,315

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

E.             Fair value (cont'd)

(2)	Financial instruments measured at fair value (cont'd)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	1,513	-	-	1,513
Marketable securities	879	-	-	879
Derivatives not used in hedging
Forward contracts on foreign currencies	-	174	-	174
Forward contracts on CPI	-	(119)	-	(119)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	2,392	55	9	2,456

F.             Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position:

	December 31,
	2013	2014
	NIS	NIS
Trade and other receivables, gross	198	151
Offset amounts	(159)	(114)
Trade and other receivables presented in the statement of financial position	39	37

Trade payables, gross	206	165
Offset amounts	(159)	(114)
Trade and other payables presented in the statement of financial position	47	51

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 28 below.

A.            Liabilities for employee benefits

		December 31,
		2013	2014
	Note	NIS	NIS
Current liabilities for:
Holiday		88	86
Sick leave		114	111
Early retirement		48	55
Current maturities of pensioner benefits		7	7
Total current liability for employee benefits		257	259
Non-current liabilities for:
Liability for pensioner benefits		119	121
Severance compensation (net) (see
composition below)		51	48
Early notice		21	20
Pension		43	44
Total non-current liabilities for employee
Benefits		234	233
Total liabilities for employee benefits		491	492
Composition of liabilities for severance pay:
Liabilities for severance pay		205	215
Fair value of plan assets		(154)	(167)
		51	48

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

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS
Amount recognized as an expense
for a defined contribution plan	182	182	191

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

(4)	For certain employees, Bezeq has an obligation to pay severance in excess of the amount accumulated on behalf such employees in the compensation fund. See section 17.C(1) below.

C.           Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

(1)
Severance obligation for the balance of the obligation that is not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components for which the management of the Bezeq Group believes entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of the Bezeq Group in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve sums is contingent upon fulfillment of the provisions in the Severance Pay Law.

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

In 2014, expenses of the early retirement plan amounted to NIS 176.

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

Following implementation of the agreement in 2013 a non-recurring expense of NIS 61 was recorded.

In November 2014, Plephone signed a special collective agreement for voluntary retirement for 2014 under which 150 employees retired according to Pelephone’s needs under an increased compensation plan at total cost of NIS 18.

G.            Actuarial assumptions

Principal actuarial assumptions for defined benefit plans at the reporting date are as follows:

(1)	Mortality rates are based on the rates published in Insurance Circulars 2013-3-1 of the Ministry of Finance.

(2)
Churn rates were determined on the basis of the past experience of Bezeq and its subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

(3)	As of December 31, 2014, the real discount rate (nominal) is based on the yield of high quality corporate bonds linked to the Israeli CPI and with similar duration to that of the gross liability.

As of December 31, 2013, the real discount rate (nominal) is based on the yield of government bonds at a fixed interest rate with duration equal to that of the gross liability. The change in the discount rate was carried out following the accounting staff position published by the Securities Authority in Israel as detailed in note 2F(1).

The main discount rates are as follows:

	December 31, 2013	December 31, 2014
	Average capitalization rate	Average capitalization rate
	%	%
Severance compensation	4.2	3.7
Retirement benefits	5	4.7

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

Note 17 - Employee Benefits (cont’d)

G.            Actuarial assumptions (cont'd)

(4)
Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases are as follows:

Salary increase assumptions
Bezeq permanent employees	Average update of 7% for young employees,
decreasing gradually to 2.7% at the age of 66.
New Bezeq permanent employees	Average update of 3.2% for young employees,
decreasing gradually to 1.4% at the age of 66.
Bezeq non-permanent employees	6.5% for young employees decreasing gradually to 0%,
3.5% for senior employees
Pelephone employees	An increase of 3.1% as from 2015, as set out in the
collective agreement at Pelephone

(5)	Sensitivity analysis for actuarial assumptions

Following is an analysis of the possible effect of changes in the main actuarial assumptions on liabilities for defined benefits. The calculation was conducted separately for each assumption, assuming that the other assumptions remained unchanged.

	Year ended December 31,
	2013	2014
	NIS	NIS
Rate of future salary increases, increase of 0.5%	15	15
Discount rate, increase of 0.5%	(16)	(16)
Churn assumptions, increase of 5%	(7)	(8)

A decrease in assumptions is expected to have a similar effect in the opposite direction.

H.            Effect of employee benefit plans on the Group's future cash flows

The Group expects that NIS 9 in contributions will be paid to the funded defined benefit plan in 2015.

Following is the average weighted useful life of liabilities for compensation subsequent to principle employment:

	Year ended December 31,
	2013	2014
	Years	Years
Severance compensation	10	10.9
Retirement benefits	16	15.7

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax

A.            Corporate tax rate

The tax rate relevant to the Company is 25% in 2012 and 2013. As from January 1, 2014, the rate of corporate tax is 26.5%,

As at December 31, 2014, deferred tax balances were calculated according to the tax rate expected to apply on the utilization date (26.5%).

B.            Composition of income tax expenses (income)

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS

Current tax expense	678	576	781
Deferred tax expense	(164)	(55)	(126)
Adjustments for prior years, net	42	3	12

Income tax expense	556	524	667

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS
Income before income tax	1,349	1,463	1,798
Statutory tax rate	25%	25%	26.5%

Income tax at the statutory tax rate	337	366	476
Changes in tax rate	-	14	-
Expenses not recognized for tax
purposes	56	23	(5)
Adjusted tax calculated for the
Company’s share in equity-
accounted investees	61	63	45
Current year tax losses and
benefits for which deferred
taxes were not created	60	55	139
Taxes in respect of previous years	42	3	12
Income tax expenses	556	524	667

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax

D.            Unrecognized deferred tax liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of the sale of investments in subsidiaries and associates, since the Group intends to retain the investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

E.             Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2014, the Company has tax loss carry-forwards in the amount of NIS 267 and capital loss carry forwards in the amount of NIS 24. In addition, the Company's subsidiaries have tax loss carry-forwards in the amount of NIS 8.

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

As a result, as at December 31, 2014, deferred taxes were not created on carry-forward losses and on   carry-forwards capital losses of the Company and its subsidiaries as detailed above.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax (cont’d)

F.             Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

						Carry-
	Property,					forward
	plant					tax losses
	equipment,					and
	and		Employee			other assets
	intangible	Doubtful	benefits	Share-based		and deferred	Brand	Customers
	assets	debts	plan	payments	Provisions	expenses	name	relationship	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance of deferred tax asset
(liability) as at December 31, 2012	(447)	59	254	-	27	(39)	(299)	(586)	(1,031)
Recognized in profit or loss	(19)	(14)	(22)	34	-	(22)	(18)	116	55
Recognized in other comprehensive income	-	-	-	-	-	4	-	-	4

Balance of deferred tax assets
(liability) as at December 31, 2013	(466)	45	232	34	27	(57)	(317)	(470)	(972)

Balance of deferred tax asset
(liability) as at December 31, 2013	(466)	45	232	34	27	(57)	(317)	(470)	(972)
Recognized in profit or loss	(8)	(6)	(23)	30	-	8	-	125	126
Recognized in other comprehensive income	-	-	-	-	-	11	-	-	11

Balance of deferred tax assets
(liability) as at December 31, 2014	(474)	39	209	64	27	(38)	(317)	(345)	(835)

As at December 31, 2014 deferred taxes are presented in the statement of financial position as follows: under deferred tax assets nil (December 31, 2013: NIS 60) and under deferred tax liabilities NIS 835 (December 31, 2013: NIS 1,032).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax (cont’d)

G.            Final tax assessments

(1)
The Company has final tax assessments up to and including 2009. On January 22, 2015, the Company entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”), with respect to final tax assessments with respect to: (i) tax years 2007-2009; and (ii the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, the Company will pay the Israeli Tax Authority NIS 148, including interest and CPI linkage differences, in 24 monthly instalments starting in February 2015. The Agreement does not qualify as a final tax assessment for the tax year 2010 and any such final assessment will exclude the matters agreed upon in the Agreement. The Company's financial statements include appropriate tax provisions to cover this resolution.

(2)
Bezeq has received final tax assessments up to and including 2005. In 2013, Bezeq signed an agreement with the tax assessor for 2006-2008, which includes undisputed income. In addition, a decision was received according to the best judgment of the tax assessor, whereby financing expenses accumulated on the shareholders' loans that Bezeq provided DBS should be added to Bezeq's undisputed income. Bezeq filed a reservation on this decision. The reservation was dismissed and on February 24, 2015, Bezeq received orders which it intends to appeal. For 2009-2010, a decision was reached according to the tax assessor's best judgment regarding the aforesaid, and regarding other matters, mainly non-recognition of financing expenses for various reasons. Bezeq intends to file a reservation on this decision.

The financial statements include an appropriate provision based on Bezeq estimates.

(3)	Pelephone has received final tax assessments up to and including 2010.

(4)	Bezeq International has received final tax assessments up to and including 2012.

Note 19 - Contingent Liabilities

As at December 31, 2014, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

In addition to pending claims, during the normal course of business, new legal claims were filed against Group companies (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 14 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Contingent Liabilities (cont'd)

In the opinion of the management of each of the Group companies, the additional exposure as at December 31, 2014, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 2.1 billion. There is also an additional exposure of NIS 552 for claims which the likelihood of realization cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section C below.

A.	Following is a detailed description of the Group's contingent liabilities at December 31, 2014, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by Bezeq employees and former Bezeq employees in respect of recognition of various salary components as components for calculation of payments to Bezeq employees, some of which have wide ramifications in Bezeq.	7	51	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	24	1,834	552

Supplier and communication provider claims	Claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	118	-

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	64	-

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48	-

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Contingent Liabilities (cont'd)

A.            (cont'd)

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	12	37	-

Total legal claims against Group companies		59	2,152	552

Contingent liabilities for legal claims against associates		9	784	-

B.            Antitrust Commissioner ruling

On November 16, 2014, the acting Antitrust Commissioner ruled that under section 43A(5) of the Restrictive Practices Law, Bezeq abused its market position by selling internet infrastructure to its competitors at a higher price than the price sold to the consumer. Bezeq disputes the determination (which is prima facie evidence in any legal proceedings) and on March 31, 2015, filed an appeal with the Antitrust Tribunal. At this stage, after filing the appeal and prior to the Commissioner's response to the appeal, the likelihood of realization of the proceedings cannot be estimated.

C.            Subsequent customer claims

Subsequent to the reporting date, a claim for NIS 1.1 billion or NIS 2 billion (according to the calculation method for the damage) was filed against Bezeq and officers of Bezeq. In addition, claims amounting to NIS 315 were filed against Group companies and NIS 126 against an associate. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims against Group companies with exposure of NIS 239 and a claim against an associate for NIS 18 came to an end.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Agreements

A.
The Group companies have operating lease agreements for land, property and vehicles used by them. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2014, are as follows:

	Real estate	Vehicles	Total
Year ended December 31,	NIS	NIS	NIS

2015	257	90	347
2016	220	62	282
2017	169	36	205
2018	117	-	117
2019	84	-	84
2020 onwards	174	-	174
	1,021	188	1,209

B.
In May 2013, Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, under certain circumstances, Pelephone is required to purchase a minimum number of iPhones every year for an additional three years at the prices in effect on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

C.	Pelephone has obligations as of December 31, 2014 amounting to NIS 95 (as at December 31, 2013, NIS 92) to acquire terminal equipment.

D.	For agreements for the purchase of property, plant and equipment, see Note 8.E above.

Note 21 - Securities, Liens and Guarantees

A.	For securities, liens and stipulations given by the Company and its subsidiaries in connection with loan covenants and borrowings see Note 12.

B.	The Group companies have provided guarantees of NIS 100 in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the US$ exchange rate).

C.	The Group companies have provided bank guarantees of NIS 84 in favor of third parties.

D.
Bezeq provided a bank guarantee to DBS which DBS had provided in favor of the State of Israel pursuant to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of the Bezeq's holdings in DBS. As at December 31, 2014, the balance of Bezeq's share in the guarantee is NIS 20 (linked to the CPI).

E.	For the securities, liens and stipulations of DBS see Note 11A.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Capital and Capital Reserves

A.            Equity

	Authorized	Registered and paid up
	December 31	December 31
	2013 and 2014	2013 and 2014
Number of shares

Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 23 - Revenues

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS
Domestic fixed line communications
Fixed line telephony	2,179	1,908	1,636
Internet - infrastructure	1,166	1,283	1,394
Transmission and data communication	784	794	802
Other services	218	220	220

	4,347	4,205	4,052

Cellular
Cellular services and terminal equipment	3,174	2,744	2,399
Sale of terminal equipment	1,203	1,000	966

	4,377	3,744	3,365

International communications,
internet services and NEP	1,289	1,367	1,425

Others	265	247	213

	10,278	9,563	9,055

Note 24 - Salaries

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS
Salaries and incidentals:
Operating	1,775	1,741	1,691
General and administrative	636	590	562
Share-based compensation	70	34	1

Total salaries and incidentals	2,481	2,365	2,254
Less - salaries recognized in
investments in property, plant and
equipment and in intangible assets	503	492	484

	1,978	1,873	1,770

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 25 - General and Operating Expenses *

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS

Terminal equipment and materials	1,263	1,071	928
Interconnectivity and payments to
domestic and international operators	900	905	847
Maintenance of buildings and sites	663	607	639
Marketing and general expenses	598	571	557
Services and maintenance by
sub-contractors	158	162	137
Vehicle maintenance expenses	162	152	154
Content services expenses	103	65	58
Royalties and collection fees	148	51	48

	3,995	3,584	3,368

*	Less expenses of NIS 63 recognized in 2014 for investments in property, plant and equipment and intangible assets (in 2013, NIS 64 and in 2012, NIS 61).

Note 26 - Other Operating Expenses (Income), net

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS
Provision for severance pay in early retirement	32	90	176
Profit from the sale of Coral Tell shares	-	-	(582)
Capital gain from sale of property plant
and equipment	(26)	(55)	(116)
Profit from copper sales	(54)	(47)	(8)
Capital loss from derecognition of assets	54	1	-
Provision for contingent liabilities, net	(17)	7	(23)
Expenses related to agreement with
employee labor union in Pelephone	-	61	18

	(11)	57	(535)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 27 - Financing Expenses (Income)

	Year ended December 31
	2012	2013	2014
	NIS	NIS	NIS
Income on bank deposits,
investments and others	(31)	(45)	(33)
Change in fair value of financial
assets measured at fair value
through profit or loss	(83)	(58)	(245)
Income in respect of credit in
sales, net of discount	(147)	(122)	(84)
Income on financial assets classified
as available for sale	(78)	-	-
Interest and linkage differences from
loans to an associate	(193)	(226)	(213)
Other finance income	(30)	(72)	(50)

Total financing income	(562)	(523)	(625)

Interest expenses on financial liabilities	692	651	825
Linkage and exchange rate Differences, net	80	92	333
Financing expenses for dividends payable	52	22	-
Change in fair value of financial
assets measured at fair value
through profit or loss	8	12	5
Financing expenses for employee benefits, net	20	15	21
Other financing expenses	65	51	52

Total financing expenses	917	843	1,236

Financing expense, net	355	320	611

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 28 - Share-Based Payments

Bezeq's share-based payments

As at December 31, 2014, Bezeq has two option plans settled in shares through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-marketable, each plan will vest in three equal annual lots and the exercise price is adjusted to changes in equity and distribution of dividends. Below are additional details.

Name of plan	Number of options granted (before forfeitures and exercise)	Number of options in circulation as at December 31, 2014	Weighted average of exercise price as at December 31, 2014	Weighted average of remaining contractual life
	In thousands		NIS	Years
Employee option plan of 2010	69,495	31,315	3.37	1.08
Option plan for senior managers and employees of the Group of 2007	65,250	100	4.18	3
Phantom options plan for senior officers in the Group granted in December 2010	16,400	2,150	6.12	1

The average share price in 2012, 2013 and 2014 is NIS 5.16 per share, NIS 5.35 per share and NIS 6.30 per share, respectively.

See Note 24 for information about salary expenses for share-based payments.

Note 29 - Earnings (Loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2012	2013	2014
	NIS	NIS	NIS
Income (loss) attributable to ordinary
Shareholders
Basic earnings (loss) for the year	46	137	(21)
Effect of diluted per share loss in a
subsidiary	(1)	(2)	(3)

Diluted earnings (loss) for the year	45	135	(24)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 - Earnings (Loss) per Share (cont'd)

	Year ended December 31
	2012	2013	2014
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value

Weighted average number of ordinary
shares at December 31 (basic and diluted)	29,889	29,889	29,889

Note 30 - Transactions with Related Parties

A.	Identity of related parties

The Company’s related parties are as defined in IAS 24 (2009) - Related Party Disclosures and include: Internet Gold, its ultimate parent Eurocom, and other Eurocom Group companies, related parties of Eurocom, directors and key management personnel in the Company, Internet Gold, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

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

B.	Balances with related parties

	December 31,
	2013	2014
	NIS	NIS

Receivables – associates, net	52	15

Loans to an associate, see section C below	1,968	2,181

Liabilities to related parties, net *	(51)	(40)

*	The amounts are for IGLD, its ultimate parent Eurocom, and related parties.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

C.	Loans provided to an associate

For the loans provided by Bezeq to the associate DBS, see Note 11. DBS also received loans from Eurocom DBS Ltd. The balance of the loans according to the loan terms as at December 31, 2014 is NIS 1,538 (as at December 31, 2013 – NIS 1,509). In 2014, interest income and linkage differences of Eurocom DBS Ltd. under the terms of loans amount to NIS 29 (in 2013 - NIS 56). DBS recognizes the loans in its financial statements at fair value at the measurement date plus interest and interest differences as at the reporting date. As at December 31, 2014, the balance of the loans in the financial statements of DBS is NIS 1,152 (as at December 31, 2013 - NIS 1,005). In 2014, interest expenses and linkage differences under the terms of loans amount to NIS 147 (in 2013 - NIS 146).

D.	Transactions with related parties

	Year ended December 31,
	2012	2013	2014
	NIS	NIS	NIS
Revenues
From associates (including
interest income in respect
of shareholders loans)	221	246	229
From related parties *	7	8	9
Expenses
To related parties *	51	47	39
Associate to related parties *	95	80	81
To associates	1	7	1
Investments
Related parties *	90	66	76

*	The amounts are for IGLD, Eurocom, and their related parties.

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

April 24, 2012
Approval of Bezeq's vote in the general meeting of DBS in favor of the agreement between DBS and Eurocom Digital Communications Ltd. ("Eurocom") and Advanced Digital Broadcast SA ("ADB") to acquire yesMax Total 3 converters in accordance with an existing framework agreement until December 31, 2014.
Total cost of USD 10.

July 25, 2012
Approval of Bezeq's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of yesMaxTotal converters in accordance with the existing framework agreement until December 31, 2014.
An additional cost of up to USD 3, to the extent required by the market situation.

October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd. Under the amendment, the agreement that was approved at the general meeting on June 10, 2010 will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE. The agreement will be extended by three years until December 31, 2015.
Annual scope of up to NIS 300.

Approved by Bezeq's Board of Directors on April 25, 2013 in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")

Extension of the arrangements approved at Bezeq's general meeting on October 14, 2010, between Bezeq and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015.
The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement.

May 8, 2013
Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.
Total amount of up to USD 227 (net including discounts for satellite segments leased in the existing agreement).

June 13, 2013
The amendment to Bezeq's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice.
NIS 5.5 per year.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

E.	Transactions listed in section 270(4) of the Companies Law (cont'd)

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

Approved by Bezeq's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters.	The total cost will be USD 10 per year.

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
For power supplies: at a total cost of USD 197 thousand.

Approved by Bezeq's Board of Directors on February 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications Ltd. for lease of space segments, up to December 31, 2014.	NIS 920 thousand.

Approved by Bezeq's Board of Directors on November 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2015.	NIS 874 thousand.

January 14, 2015	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the order of an additional quantity of yesMaxTotal converters, until December 31, 2015.	A total cost of USD 12 and an additional price of up to 1.9% for the cost of the hard drive only, if there are changes due to an increase in hard drive prices.

March 23, 2015
Acceptance of the terms established by the Antitrust Commissioner in his approval of the merger on March 26, 2014, both by Bezeq and by DBS (in the context of Bezeq's vote in the general meeting of DBS) and announcement of the exercise, at no cost, of Bezeq's option for the allotment from Yes of 6,221 shares of Yes, representing 8.6% of the share capital of Yes. Bezeq's engagement in an acquisition agreement with Eurocom DBS was also approved, whereby Bezeq will acquire the entire holdings of Eurocom DBS in Yes shares and all the shareholder loans provided by Eurocom DBS to DBS.

The total cost is comprised of: a) total cash of NIS 680; b) total cash of up to NIS 200, subject to certain conditions; c) total cash of up to NIS 170, subject to certain conditions. For additional information about the conditions relating to b and c, see Note 11.A.2 above.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

E.	Transactions listed in section 270(4) of the Companies Law (cont'd)

The financial value of the transactions described above, which were carried out in 2014 were as follows:

	Amounts	Amounts
	included in the	included in the
	consolidated	financial
	financial	statements
	statements	of DBS
	NIS	NIS

Expenses	27	79
Property plant and equipment	-	67

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

2.	Ordinary Transactions with the Eurocom Group

The Company and Internet Gold lease their principal offices from Eurocom Communications Ltd. for an annual rent of NIS 31.2 thousand for each company. In addition Eurocom Communications Ltd. provides the Company and Internet Gold with legal services and car maintenance for an annual sum of NIS 96 thousand for each company. In addition, Eurocom Real Estate Ltd. provides the Company and Internet Gold with parking spaces for NIS 8 thousand a year for each company. Eurocom Digital Communications Ltd. provides the Company and Internet Gold with additional services, such as computing services and car maintenance for an annual sum of NIS 16 thousand for each company.

3.	Financial service agreement with Eurocom Capital Finance Ltd.

In February 2008, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd. which is controlled by Mr. Shaul Elovitch, its controlling shareholder and the chairman of the Board of Directors, under which Eurocom Capital Finance Ltd. provides the Company with various financial services. Under the agreement, Eurocom Capital Finance Ltd. handles the execution of the Company's financial investments pursuant to direct instructions from its Chief Executive Officer, which is based on a policy that was established by its management and approved by the Board of Directors. In consideration for these services, the Company agreed to pay Eurocom Capital Finance Ltd. fees which are customary for such agreements and on market terms. The Company paid Eurocom Capital Finance Ltd. aggregate fees of approximately NIS 403 thousand, NIS 513 thousand and NIS 560 thousand for its services in the years 2012, 2013 and 2014, respectively.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

G.            Key management personnel compensation (including directors)

Key management personnel compensation comprised:

	Year ended December 31
	2012	2013	2014
	NIS	NIS	NIS
Employee benefits	2	1	1

Note 31- Subsequent Events

A.	For Bezeq dividend distribution approval subsequent to the balance sheet date see Note 11C.

B.
On April 2, 2015, Bezeq entered into agreements with banking entities, pursuant to which Bezeq received an undertaking from such entities to provide credit for the purpose of recycling future debt of the Company in 2016, in an aggregate amount of NIS 600. The undertaking is to provide credit to Bezeq in June 2016 with an average duration of approximately 4.6 years (repayment in five equal annual installments as of June 1, 2019 until June 1, 2023), at an aggregate fixed interest rate of approximately 3.7%.

C.
On August 10, 2014, the Company's Board of Directors approved the buyback of up to $50 of its Notes. During January and April 2015, the Company had repurchased $4 and $3 par value of the Notes, respectively. These buybacks are not expected to have a material impact on the financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Independent Auditors’ Report

The Board of Directors and Shareholders
D.B.S Satellite Services (1998) Ltd.

Report on the Financial Statements

We have audited the accompanying financial statements of D.B.S Satellite Services (1998) Ltd. (hereinafter the "Company"), which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in equity, and cash flows for each of the three-year period ended December 31, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of  financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel

March 8, 2015

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Financial Position as of December 31

		2014	2013
	Note	NIS Thousands	NIS Thousands
Assets
Cash and cash equivalents	5	239,146	125,263
Trade receivables	6	178,017	164,277
Other receivables	6	16,404	1,615
Total current assets		433,567	291,155

Broadcasting rights , net	7	441,813	416,598
Property, plant and equipment, net	8	797,696	775,131
Intangible assets, net	9	146,805	133,728
Total non-current assets		1,386,314	1,325,457

Total assets		1,819,881	1,616,612

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Financial Position as of December 31

		2014	2013
	Note	NIS Thousands	NIS Thousands
Liabilities
Credit from banks	10	14,837	35,785
Current maturities on bonds	14	377,388	292,168
Trade payables	11	429,572	467,929
Other payables	12	148,783	161,318
Provisions	13	9,673	12,360
Total current liabilities		980,253	969,560
Loans from banks	10	64,065	-
Bonds	14	1,361,557	1,387,616
Loans from shareholders	15	4,054,456	3,571,900
Other long-term liabilities	16	18,588	24,931
Employee benefits	17	5,216	5,779
Total non-current liabilities		5,503,882	4,990,226
Total liabilities		6,484,135	5,959,786
Capital deficit
Share capital	20	29	29
Share premium		85,557	85,557
Options		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		10,280	10,280
Retained losses		(6,345,610)	(6,024,530)
Total Capital deficit		(4,664,254)	(4,343,174)
Total liabilities and equity		1,819,881	1,616,612

/s/ David Efrati	/s/ Ron Eilon	/s/ Micky Neiman
David Efrati	Ron Eilon	Micky Neiman
Authorized to sign as Chairman of the Board of Directors (See Note 30)	CEO	CFO

Financial statements approval date: March 8, 2015

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Income for the Year Ended December 31

		2014	2013	2012
	Note	NIS Thousands	NIS Thousands	NIS Thousands
Revenues		1,723,938	1,635,216	1,635,994
Cost of revenues	21	1,110,450	1,051,618	1,067,087
Gross profit		613,488	583,598	568,907
Sales and marketing expenses	22	153,624	153,712	166,274
General and administrative expenses	23	187,284	162,372	149,884
Operating profit		272,580	267,514	252,749
Financing expenses		136,669	167,677	155,431
Financing income		(26,056)	(6,979)	(1,859)
Financing expenses for shareholder loans		482,556	486,158	407,826
Financing expenses, net	24	593,169	646,856	561,398
Loss before income tax		(320,589)	(379,342)	(308,649)
Income tax	25	1,106	1,352	1,668
Loss for the year		(321,695)	(380,694)	(310,317)

Basic and diluted loss per share (NIS)		10,760	12,734	10,380

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Comprehensive Income for the Year Ended December 31

		2014	2013	2012
	Note	NIS Thousands	NIS Thousands	NIS Thousands
Loss for the year		(321,695)	(380,694)	(310,317)
Other items of other comprehensive income:
Actuarial gains (losses) on a defined benefit plan	17	615	(646)	(1,235)
Other comprehensive income (loss) for the year that will not be reclassified to profit or loss		615	(646)	(1,235)
Total comprehensive loss for the year		(321,080)	(381,340)	(311,552)

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of changes in equity

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share -based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Balance as of January 1, 2014	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(321,695)	(321,695)
Other comprehensive income for the year	-	-	-	-	-	615	615
Total comprehensive loss for the year	-	-	-	-	-	(321,080)	(321,080)
Balance as of December 31, 2014	29	85,557	48,219	1,537,271	10,280	(6,345,610)	(4,664,254)

Balance as of January 1, 2013	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(380,694)	(380,694)
Other comprehensive loss for the year	-	-	-	-	-	(646)	(646)
Total comprehensive loss for the year	-	-	-	-	-	(381,340)	(381,340)
Balance as of December 31, 2013	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)

Balance as of January 1, 2012	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year	-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year	-	-	-	-	-	(311,552)	(311,552)
Balance as of December 31, 2012	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

The accompanyig notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Cash Flows for the Year Ended December 31

	2014	2013	2012
	NIS Thousands	NIS Thousands	NIS Thousands
Cash flows from operating activities
Loss for the year	(321,695)	(380,694)	(310,317)
Adjustments:
Depreciation and amortization	297,554	262,735	248,250
Financing expenses, net	600,487	633,376	548,997
Capital losses, net	864	320	504
Income tax expenses	1,106	1,352	1,668

Change in trade receivables	(13,740)	(1,234)	(3,447)
Change in other receivables	(14,788)	59	6,346
Change in broadcasting rights, net	(25,216)	(39,249)	(46,777)
Change in trade and other payables	(81,658)	16,076	(24,271)
Change in employee benefits	52	(704)	(1,569)
Income taxes paid	(1,195)	(1,550)	(1,337)
Net cash from operating activities	441,771	490,487	418,047

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	405	474	471
Purchase of property, plant and equipment	(262,114)	(260,110)	(240,686)
Payments for software and licenses	(42,782)	(63,638)	(43,531)
Net cash used in investing activities	(304,491)	(323,274)	(283,746)

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Cash Flows for the Year Ended December 31 (Contd.)

	2014	2013	2012
	NIS Thousands	NIS Thousands	NIS Thousands
Cash flows from financing activities
Bond issues, net	430,628	339,060	395,002
Loans received from banks	79,803	-	-
Repayment of bond principal	(358,713)	(223,355)	(58,211)
Repayment of bank loans	(901)	-	(423,235)
Short-term bank credit, net	(35,785)	(33,537)	66,046
Payment for finance lease liabilities	(3,537)	(2,766)	(1,554)
Interest paid	(134,892)	(121,352)	(125,674)
Net cash used in financing activities	(23,397)	(41,950)	(147,626)

Increase (decrease) in cash and cash equivalents	113,883	125,263	(13,325)
Cash and cash equivalents at the beginning of the year	125,263	-	13,325
Cash and cash equivalents at the end of the year	239,146	125,263	-

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 1 - GENERAL

a.	Reporting Entity

DBS D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and has its main offices in 6 HaYozma Street, Kfar Saba. The Company holds a Ministry of Communications license for satellite television broadcasts (“the License”). The License is valid until January 2017, and may be extended for additional six-year periods, subject to certain conditions. The Company’s operations are subject, inter alia, to the Communications (Telecommunications and Broadcasts) Law, 1982 (“the Communications Law”) and the regulations and rules enacted thereunder, and to the terms of the License.

Bezeq - The Israel Telecommunication Corporation Ltd. ("Bezeq") holds 49.78% of the Company's issued capital, and options for an additional 8.6% of the Company's issued capital. The Company's remaining shares are held by Eurocom DBS Ltd. Voting rights granted by these shares are held by a trustee, under an irrevocable letter of appointment and authorization, and pursuant to the Antitrust Commissioner's ("the Commissioner") decision of March 31, 2010 ("the Original Decision") stating, inter alia, that he must use the shares as an owner.

On March 26, 2014, the Commissioner issued a decision ("the Amending Decision") annulling, subject to certain conditions, the terms set forth in the Original Decision whereby the Eurocom Group, as defined in the Original Decision, must dispose of its holdings in the Company and the Company's merger with Bezeq will be allowed. The Amending Decision further states, inter alia, that the Company must cancel all exclusivity arrangements concerning non-original productions as defined therein and must not be party to any such arrangement (except as concerns any party constituting a broadcast license-holder, as defined in the Amending Decision, at the decision date); that for a period of two years from the merger's approval, as such date is defined in the decision, the Company is prohibited from preventing the sale of rights in original productions (except new productions as defined therein) to any party (except to a party which at the time of the Amending Decision constituted a broadcast license-holder, as defined therein); and that Bezeq will deduct from internet service provider payments for its connection to the Bezeq network such amounts, as per the calculation specified in the Amending Decision, for supplying multi-channel television services (except from the Company and HOT).

As disclosed to the Company, on February 10, 2015, Bezeq's board of directors approved a transaction with Eurocom DBS Ltd., whereby Bezeq would acquire all of Eurocom DBS Ltd.'s holdings in the Company, which as of the reporting date amounted to 50.22% of the Company's issued share capital (41.62%, fully diluted), as well as all the shareholder loans extended by Eurocom DBS Ltd. to the Company. Prior to carrying out the acquisition, Bezeq and the Company will accept the terms of the merger and Bezeq will exercise its  options as described above.

On February 11, 2015, the Company's general meeting approved that the Company will meet the terms of the Amending Decision, including the execution of all actions required from the Company to meet the terms of the Amending Decision, provided that compliance with the terms and notification to the Commissioner to that effect, will be carried out along with Bezeq meeting the terms and notifying the Commissioner. The Company's general meeting further approved the transfer of the Company's shares and rights to the Company's shares held by Eurocom DBS Ltd. to Bezeq subject to inter alia,  the Commissioner's decision to cancel the terms set forth in the Original Decision as amended in  Amending Decision, the Ministry of Communications’ approval, and the approval by Bezeq's general meeting.

Completion of the transaction is subject to approval by the Minister of Communications and the general meeting of Bezeq's shareholders.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 1 – GENERAL (CONTD.)

b.	Definitions

In these financial statements -

(1)	The Company - D.B.S. Satellite Services (1998) Ltd.
(2)	Related Party - As defined in IAS 24 (2009) - Related Party Disclosures.
(3)	Principal Shareholder - As defined in paragraph (1) to the definition for “Principal Shareholder” in Section 1 to the Securities Law, 1968.

NOTE 2 - BASIS OF PREPARATION

a.	Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements), 2010.
The financial statements were approved by the Board of Directors on March 8, 2015.

b.	Functional currency and presentation currency

The financial statements are presented in NIS, which is the Company’s functional currency, rounded to the nearest thousand. The NIS is the currency that reflects the Company’s main economic environment.

c.	Basis of measurement

The financial statements have been prepared on a historical cost basis, except for the following assets and liabilities: derivative financial instruments, shareholders’ loans, provisions, and employee benefit liabilities. For more information concerning the measurement of these assets and liabilities, see Note 3 - Significant Accounting Principles.

The value of non-monetary assets and equity items measured at historical cost has been adjusted to changes in the Israeli CPI until December 31, 2003, as Israel was considered a hyper-inflationary economy until that date.

d.	Operating cycle

The Company’s operating cycle does not exceed one year. Thus, current assets and current liabilities include items intended and expected to realize within one year from the date of the financial statements.

e.	Use of estimates and judgments

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

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 2 - BASIS OF PREPARATION (CONTD.)

e.	Use of estimates and judgments (contd.)

The following table provides information concerning significant estimates and judgments made while applying accounting policies and which materially affect the financial statements:

Estimate	Principal assumptions	Possible consequences	Reference

Useful life	The useful life of groups of property, plant and equipment, intangible assets, and broadcasting rights.	Recognition of expenses	Note 3(B), 3(C), and Note 3(D) below.
Provisions and contingent liabilities	Assessment of the chances of legal actions brought against the Company and measurement of potential liabilities for these actions.	Reversal or creation of a provision for a certain action and recognition of income/expenses, respectively.	Note 13 and Note 19.

Measuring Fair Value

In preparing its financial statements, the Company must measure the fair value of certain assets and liabilities. Additional information concerning assumptions used in measuring fair value is presented in Note 27 - Financial Instruments.

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

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

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

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.

c.	Property, plant and equipment

(1)	Recognition and measurement

The Company elected to measure its property, plant and equipment items at cost, net of accumulated depreciation and impairment losses.

Cost includes expenses that are directly attributable to the asset’s acquisition. The cost of self-constructed assets includes the cost of materials and direct labor costs, and any other additional cost that is directly attributable to bringing the asset to the location and condition required that it may operate as intended by Management. The cost of software that is integral to operating the related equipment is recognized as part of the cost of that equipment.

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

Years
Broadcasting and receiving equipment	3, 6.67
Installation costs*	1-3,13-15
Digital satellite decoders	4-6,8
Office furniture and equipment	6.67,14.2
Computers	3,5

* The costs of installations in apartments are amortized over the expected period of the benefit from the installation.

Leasehold improvements are depreciated over the shorter of either the lease term, which includes optional extension periods which the Company intends to exercise, or the estimated useful life of the improvements.

d.	Intangible assets

(1)	Subscriber acquisition costs

The Company capitalized the direct sales commissions paid to distributors and salespersons for the sale of services to subscribers who have signed term contracts with the Company, and recognized these costs as an intangible asset. When a subscriber terminates the contract term, the asset balance is amortized immediately.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

d.	Intangible assets (contd.)

For customers who did not commit to a term contract, the Company recognized subscriber acquisition costs immediately in profit or loss.

At the end of 2011, following changes in legislation that prohibit early termination penalties, the Company ceased recognizing the sales commissions as intangible assets.

(2)	Computer software

Standalone software that adds functionality to hardware is classified as an intangible asset.

(3)	Development

Development activities involve plans for the production of new products or to significantly improve existing processes or products. Development costs are recognized as an intangible asset only if: development costs can be reliably measured; the product or process are technically and commercially feasible; a future economic benefit is expected to be derived from the product and the Company has sufficient resources and intentions to complete development and use or sell the asset. Costs recognized as an intangible asset include direct labor costs and overhead expenses directly attributable to preparing the asset for its intended use. Other development costs are recognized in profit or loss as they incurred.

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

Non-derivative financial assets include trade and other receivables, cash and cash equivalents.

(a)	Initial recognition of non-derivative financial assets

Trade receivable are recognized when the company fulfilled its contractual obligation

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

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

e.	Financial instruments (contd.)

(1)	Non-derivative financial assets (contd.)

(c)	Classification of financial assets

The Company classifies financial assets as follows:

Cash and cash equivalents

Cash includes immediately-usable cash balances and on-demand deposits. Cash equivalents include high-liquidity short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade and other receivables

Trade and other receivables are financial assets with fixed or measurable payments which are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include: bank overdrafts, bank loans and credit facilities, loans from shareholders and other creditors, bonds, finance lease liabilities, trade payables, and other payables.

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

Swaps of debt instruments having materially different terms between an existing borrower and lender are accounted for as a settlement of the original financial liability and recognition of a new financial liability at fair value. Furthermore, significant changes in the terms of an existing financial liability or any part thereof, are accounted for as a settlement of the original financial liability and recognition of a new financial liability.

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

The Company uses derivative financial instruments to make economic hedges against foreign currency risks. Financial instruments mainly comprise forward transactions.

Derivative instruments are initially recognized at fair value. Attributable transaction costs are recognized in profit or loss as they arise. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied for derivative instruments used for economic hedging of financial liabilities denominated in foreign currency. Changes in the fair value of these derivatives are recognized in profit or loss.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

e.	Financial instruments (contd.)

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

Defined contributions are recognized as an expense in profit or loss in the periods in which the Company is obligated to contribute to the plan during which periods services were rendered by the employees.

(b)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan which is not a defined contribution plan. The Company’s net liability, referring to a defined benefit plan for post-employment benefits, is measured for each plan separately by estimating the future amount of the benefit that will be due to an employee in return for his services in the current period and in prior periods. This benefit is presented at present value less the fair value of the plan's assets. The Company determines the net interest rate for the net liability (asset) from a defined benefit plan by multiplying the net liability (asset) from a defined benefit by the discounting rate used to measure the obligation for a defined benefit, as both were determined at the start of the annual reporting period.

The discount rate is determined according to the yield at the reporting date on high-quality linked corporate bonds denominated in NIS and whose maturity date is similar to the terms of the Company’s obligation. Calculations are performed annually by a certified actuary using the projected unit credit method.

Re-measurement of the net liability (asset) from a defined benefit includes actuarial gains and losses, yield on plan assets (excluding interest), and any change in the effect on the maximum assets (as applicable, excluding interest). Re-measurements are recognized immediately through other comprehensive income, directly to retained earnings.

Interest costs for defined benefit obligations, interest income from plan assets and interest from the effect of maximum assets recognized in profit or loss, are presented in the financing  income and expense items, respectively.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

g.	Employee benefits (contd.)

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis, and the expense is recognized when the related service is rendered or upon actual employee absence in the event of non-accruable absence (such as maternity leave). A provision for short-term employee benefits in the form of a cash bonus or a profit-sharing plan is recognized when the Company has a present legal or constructive obligation to pay the said amount for past services rendered by an employee and the obligation can be estimated reliably. Employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Company expects the benefits to be wholly settled.

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

(2)
Receipts from customers for the installation of terminal equipment which do not provide customers with separate value are recognized as income in profit or loss over the period in which the economic benefits flow to the Company.

(3)	Commissions - When the Company acts as an agent and not as the principal supplier in a transaction, income is recognized to the net amount of the commission.

j.	Income tax expenses

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

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

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

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in circulation during the year.

m.	Financing income and expenses

Financing income comprises interest income on invested funds, exchange rate gains, and gains on derivative instruments recognized in profit or loss. Interest income is recognized as it arises, using the effective interest method.

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

If this is a capital transaction, the difference between the fair value and the proceeds from the transaction is recognized in equity.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

o.	New standards and interpretations not yet adopted

(1)	Integrated amendments to IAS 16 - Property, Plant and Equipment, and IAS 38 - Intangible Assets, published in May 2014 (“the Amendment”).

The Amendment clarifies acceptable methods of depreciation and amortization. Application of the Amendments is mandatory starting with the financial statements for annual periods starting on or after January 1, 2016, on a prospective basis. Early adoption of the Amendment is possible, subject to disclosure requirements. The Company will examine the effects of the Amendment’s adoption on its financial statements.

(2)	IFRS 15 - Revenue From Contracts with Customers, published in May 2014 (“the Standard”).

The Standard supersedes existing guidelines concerning the recognition of revenue, and presents a new model for recognizing revenue from contracts with customers. The model includes a five-step approach to analyzing transactions, in order to determine when revenue is to be recognized, and to what amount. The Standard also establishes new and broader disclosure requirements as compared to current guidelines. The Standard is to be applied for annual periods starting from January 1, 2017, and earlier adoption is permitted. The Standards includes various alternative transitional provisions, so that companies may choose one of the specified alternatives upon first-time application. The Company is examining the effects of the Standard’s adoption on its financial statements.

(3)	IFRS 9 (2014) - Financial Instruments, published in July 2014 (“the Standard”).

The Standard supersedes the requirements of IAS 39 concerning the classification and measurement of financial assets and financial liabilities, hedge accounting, and the measurement of impairment on financial instruments. The Standard will be applied for annual periods commencing January 1, 2018. Early adoption is permitted subject to the conditions set forth in the Standard. The Standard will be applied retrospectively, except for certain allowances, as set forth in the Standard’s transitional provisions. The Company is examining the effects of the Standard’s adoption on its financial statements.

NOTE 4 - THE COMPANY’S FINANCIAL POSITION

a.
Since starting its operations, the Company has accumulated considerable losses. The Company’s losses in 2014 and 2013 totaled NIS 322 million and NIS 381 million, respectively. As a result of these losses, the Company’s capital deficit and working capital deficit as of December 31, 2014 totaled NIS 4,664 million and NIS 547 million, respectively.

1.
In 2014, the Company issued  additional bonds (Series A), effected by way of expansion of the series by a total of NIS 253 million, and additional bonds (Series B), effected by way of expansion of the series by a total of NIS 179 million. For information concerning the terms of these bonds, see Note 14. The Company also received a bank loan of NIS 75 million. For information concerning this loan, see Note 10.

2.	On April 30, 2014, S&P Maalot upgraded its rating for the Company and the Company's bonds to ilA (stable), and put this rating on its watch list with a positive outlook.

3.
As of December 31, 2014, the Company was in compliance with the financial covenants stipulated under the bonds and financing agreements. See Note 26 for information concerning compliance with covenants.

4.
Management estimates that the financing resources available to the Company, which include, inter alia, the working capital deficit and potential capital raising, will be sufficient for the Company’s operating needs in the coming year, based on the forecasted cash flows approved by the Company’s Board of Directors. Should additional resources be required to meet the Company’s operating needs in the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those currently at its available to it.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 5 - CASH AND CASH EQUIVALENTS
	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Bank balances	546	7,310
Bank deposits	238,600	117,953
	239,146	125,263

NOTE 6 - TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Trade receivables (1)
Outstanding debts	38,170	31,154
Credit companies	146,008	139,375
Less provision for doubtful debts	(6,161)	(6,252)
	178,017	164,277

Other receivables (1)
Prepaid expenses	3,901	1,413
Derivatives	12,140	-
Others	363	202
	16,404	1,615

(1) Including trade and other receivables constituting Related Parties and Principal Shareholders	330	1,108

For more information concerning trade and other receivables constituting Related Parties and Principal Shareholders, see Note 28 - Related Parties and Principal Shareholders. For information concerning the Company’s exposure to credit, currency and liquidity risk, see Note 27 - Financial Instruments.

NOTE 7 - BROADCASTING RIGHTS, NET

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Cost	834,151	779,069
Less - used rights	(392,338)	(362,471)
	441,813	416,598

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET

a.	Composition:

	Broadcasting and reception equipment	Capitalized installation costs	Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS Thousands
Cost
Balance as of January 1, 2013	253,965	833,851	1,725,888	123,003	50,133	2,986,840
Additions during the year	12,578	91,178	146,729	8,409	1,208	260,102
Disposals during the year	(15,027)	(37,993)	(47,977)	(6,362)	-	(107,359)
Balance as of December 31, 2013	251,516	887,036	1,824,640	125,050	51,341	3,139,583
Additions during the year	15,650	85,212	163,486	11,462	5,547	281,357
Disposals during the year	(140,198)	-	(87,346)	(67,506)	-	(295,050)
Balance as of December 31, 2014	126,968	972,248	1,900,780	69,006	56,888	3,125,890

Accumulated depreciation
Balance as of January 1, 2013	223,807	588,284	1,308,269	84,511	36,604	2,241,475
Additions during the year	10,199	91,192	113,565	12,368	2,216	229,540
Disposals during the year	(15,027)	(37,993)	(47,185)	(6,358)	-	(106,563)
Balance as of December 31, 2013	218,979	641,483	1,374,649	90,521	38,820	2,364,452
Additions during the year	11,918	102,006	126,668	14,108	2,795	257,495
Disposals during the year	(140,198)	-	(86,111)	(67,444)	-	(293,753)
Balance as of December 31, 2014	90,699	743,489	1,415,206	37,185	41,615	2,328,194

Carrying amount
As of January 1, 2013	30,158	245,567	417,619	38,492	13,529	745,365

As of December 31, 2013	32,537	245,553	449,991	34,529	12,521	775,131

As of December 31, 2014	36,269	228,759	485,574	31,821	15,273	797,696

b.	Collateral

See Note 26.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

 NOTE 9 - INTANGIBLE ASSETS, NET

	Subscriber acquisition costs	Software and licenses	Total
	NIS Thousands
Cost
Balance as of January 1, 2013	77,085	268,448	345,533
Additions during the year	-	67,059	67,059
Disposals during the year	(11,922)	-	(11,922)
Balance as of December 31, 2013	65,163	335,507	400,670
Additions during the year	-	53,136	53,136
Disposals during the year	-	(142,630)	(142,630)
Balance as of December 31, 2014	65,163	246,013	311,176
Accumulated depreciation
Balance as of January 1, 2013	75,122	170,547	245,669
Additions during the year	1,963	31,232	33,195
Disposals during the year	(11,922)	-	(11,922)
Balance as of December 31, 2013	65,163	201,779	266,942
Additions during the year	-	40,059	40,059
Disposals during the year	-	(142,630)	(142,630)
Balance as of December 31, 2014	65,163	99,208	164,371

Carrying amount
As of January 01, 2013	1,963	97,901	99,864

As of December 31, 2013	-	133,728	133,728

As of December 31, 2014	-	146,805	146,805

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 10 - CREDIT AND LOANS FROM BANKS

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Short-term credit	-	35,785
Current maturities on bank loans	14,837	-
Long-term bank loans	64,065	-
Total	78,902	35,785

Long-term bank loans mainly consist of an agreement signed in December 2014, for unsecured credit facilities from a bank ("the Loan Agreement), to a total amount of NIS 75 million, bearing a fixed annual interest of 3.4%. The above bank credit was provided for a period of five and a half years (until June 2020), and will be repaid (principal and interest) in 11 consecutive semi-annual payments starting June 2015. The Loan Agreement includes a commitment to meet the same financial covenants as set forth in the 2012 Bonds. Furthermore, the Loan Agreement includes restrictions on dividend payments and repayment of shareholder loans, similar to those stipulated for Bonds (Series B) and the 2012 Bonds. For more information, see Note 14 - Bonds.

The Loan Agreement also sets out grounds for immediate repayment, similar to some of the terms specified in the Amended Financing Agreement, including various breaches of the Loan Agreement, liquidation and receivership proceedings against the Company, revocation or suspension of the broadcasting license, unauthorized changes of ownership, a material breach of material agreements defined in the Loan Agreement, call for immediate repayment of amounts due by the Company to its bonds holders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Loan Agreement. The Loan Agreement does not include restrictions on additional debt raising and/or creation of liens by the Company.

For more information concerning the Company’s exposure to interest, currency, CPI, and liquidity risk, see Note 27.

For information concerning collateral and restrictions pertaining on credit and financial covenants, see Note 26.

NOTE 11 - TRADE PAYABLES

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Outstanding debts	363,706	392,049
Notes and checks payable	65,866	75,880
	429,572	467,929

Including trade payables to Related Parties and Principal Shareholders	45,839	93,658

For more information concerning trade payables to Related Parties and Principal Shareholders, see Note 28 - Related Parties and Principal Shareholders.

For information concerning the Company’s exposure to currency and liquidity risk through part of its trade payables balance, see Note 27 - Financial Instruments.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 12 - OTHER PAYABLES

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Employees and institutions, for salaries	38,477	34,211
Provisions for vacation and convalescence pay	11,730	12,486
Interest payable on bonds and bank loans	34,559	33,140
Institutions	38,103	42,710
Prepaid revenues	23,659	26,520
Others	2,255	12,251
	148,783	161,318

For information concerning the Company’s exposure to currency and liquidity risk through part of its other payables balance, see Note 27 - Financial Instruments.

NOTE 13 - PROVISIONS

	2014	2013
	NIS Thousands	NIS Thousands
Balance as of January 1	12,360	6,200
Provisions made during the year	3,127	7,223
Provisions realized during the year	(3,463)	(417)
Provisions reversed during the year	(2,195)	(933)
Effect of time (linkage)	(156)	287
Balance as of December 31	9,673	12,360

In the normal course of business, various legal actions were brought against the Company.

For information concerning these actions and the Company’s exposure, see Note 19.

NOTE 14 - BONDS

	December 31, 2014
	% nominal interest and linkage*	Par value upon issue	Redemption year	% redemption of original par value		Par value	Carrying amount
						NIS Thousands
Bonds A	Linked + 8.4%	808,319	2010-2013 2014-2017	8 17	% %	457,367	562,125
Bonds B	Linked + +5.85%	1,047,883	2013-2017 2018-2019	14 15	% %	787,125	841,960
Bonds 2012	Linked + 6.4%	392,000	2013-2017 2018-2022	8 12	% %	329,280	334,860

*	All bonds contain a mechanism for reducing and increasing the interest rate under certain circumstances specified in the deeds of trust and in the bonds.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 14 – BONDS (CONTD.)

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

Moreover, Deed of Trust A specifies various  events (e.g. - insolvency proceedings, breach, exercise of liens on most of the Company’s assets, etc.) which, following the warning periods specified in the deed, allow a call for immediate repayment of the bonds subject to the provisions set forth in the deed of trust. Deed of Trust A also provides for a call for immediate repayment in the event that the bank collateral is exercised or upon a call for immediate repayment of other bonds issued by the Company, if its outstanding balance exceeds the amount specified in the deed.

In determining the rating of its Bonds (Series A), the Company committed to S&P Maalot (and to S&P Maalot only), that it would not make repayments against the shareholder loans for the duration of the Bonds (Series A).

In 2014, the Company carried out another issue of Bonds (Series A), effected as an expansion of the series, in a total amount of NIS 253 million.

B.
The Company has a bond series issued in 2010 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange and which was expanded in 2011, 2012, 2013 and 2014 (“Bonds (Series B)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Deed of Trust B" and “Trustee B”, respectively).

Deed of Trust B states that expansions of Bonds (Series B) and/or issuances of additional securities and/or additional bonds series, secured by a first lien on the Company's assets, shall not be subject to prior approval from the trustee, provided that the following conditions have been met: (a) the series' expansion or the issue of additional securities as aforesaid does not result in the rating for Bonds (Series B) falling below the rating for the Bonds (Series B) at that time (if their rating does not exceed an ilA- rating); and (b) the ratio between the Company’s total debt (Company debts secured by a first lien, unlimited in amount, on all Company assets, pari-passu with the collateral provided by the Company to the holders of Bonds(Series A), less cash and monetary deposits available to the Company) after the issue of the said securities and including its proceeds at the end of the quarter preceding the issue and its EBITDA (the Company’s total operating profit from operating activities, before financing expenses and taxes, plus depreciation and amortization and plus provisions and extraordinary one-time expenses) for the 12 months ended at the end of the last calendar quarter does not exceed 5.7.

As of December 31, 2014, the Company meets the EBITDA/debt ratio covenant stipulated in Deed of Trust B (as of December 31, 2014, the Company's EBITDA/debt ratio was 2.7).

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 14 - BONDS (CONTD.)

Moreover, Deed of Trust B specifies various generally accepted events which (subject to the extension period set out in the deed) allow a call for immediate repayment of the bonds, subject to the provisions of the deed of trust. These events include the corresponding events specified in Deed of Trust A, with certain changes and other events, including failure to deliver financial statements to the trustee at the times stipulated in the deed, a decrease in Bezeq’s interests in the Company below a minimum threshold stipulated in the deed (so long as the Company is a private company), a merger with another company (except with Bezeq or a company under its control), or the sale of most of the Company's assets subject to such terms as set forth in the deed, revocation of the broadcasting license or termination of communications activities, and failure to meet the financial covenant set forth in Deed of Trust B, whereby every quarter the Company must meet a maximum EBITDA/debt ratio of 5.7 as define above.

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

In 2014, the Company carried out another issue of Bonds (Series B), effected as an expansion of the series, in a total amount of NIS 179 million.

C.	In 2012, institutional investors provided the Company with loans under a bond agreement (“the 2012 Bond”).

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

Pursuant to the provisions of the 2012 Bond, every quarter the Company must meet two financial covenants (subject to a remediation period and remediation terms as set forth in the 2012 Bond), namely (a) a maximum debt/EBITDA ratio, which is the ratio between the total debt (Company debts to financial institutions, as defined in the bond) at the end of the relevant quarter, and the Company’s EBITDA (defined in the 2012 Debenture as the Company’s total operating profit from operating activities (before financing expenses and taxes), plus depreciation and amortization, plus expenses included under the investments item in the Company’s financial statements as of December 31, 2010 (whose classification was changed to expenses due to accounting policies or a directive from an authority), plus provisions and extraordinary one-time expenses) in the 12 months ended in the relevant quarter, and (b) a maximum debt/(E-C) ratio, which is the ratio between total debt at the end of the relevant quarter, and the Company's E-C (defined in the 2012 Bond as the Company's EBITDA for the 12 months ending at the end of that quarter, less the Company's CAPEX in that period. CAPEX meaning the addition to property, plant and equipment, excluding disposals and depreciation) in the 12 months ending at the end of that quarter.

Under the 2012 Bond, the maximum debt/EBITDA ratio as of December 31, 2014, was 4.65. The Company was in compliance with this covenant (as of December 31, 2014, the debt/EBITDA) ratio was 2.6). Under the 2012 Bond, the maximum debt/(E-C) ratio as of December 31, 2014, was 9.5. The Company was in compliance with this covenant (as of December 31, 2014, the debt/(E-C)) ratio was 6.7).

The bond also sets restrictions on dividend distributions and repayment of the shareholder loans, similar to the restrictions set forth under Deed of Trust B.

For information concerning the collateral provided under the bonds, see Note 26 below.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 14 - BONDS (CONTD.)

Repayment dates of CPI-linked principal

December 31, 2014
NIS Thousands
2015	377,388
2016	377,388
2017	377,388
2018	222,723
2019	222,723
2020 onwards	145,188
1,722,797

NOTE 15 - LOANS FROM SHAREHOLDERS

a.

		December 31,
	Interest and linkage	2014	2013
		NIS Thousands
Loan balances based on their nominal terms:
Old shareholder loans (1)	Linked	2,382,592	2,384,925
New shareholder loans (2):
Loans granted until April 27, 2003	Linked and bearing 5.5% interest	498,564	473,035
Loans granted after April 27, 2003	Linked and bearing 11% interest	2,032,346	1,832,735
		4,913,502	4,690,695

Less - amount of loans received exceeding their fair value upon receipt, after accumulated amortization (at the effective interest rate)(3)		(859,046)	(1,118,795)
		4,054,456	3,571,900

(1)	The loans do not have a maturity date.

(2)
The loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans") have preference over the old shareholder loans. Under the agreement, the New Shareholder Loans will be eligible for full repayment by the Company before any dividend distribution and/or repayment of the old shareholder loans extended to the Company by its shareholders, subject to the Company's cash flows and its liabilities under agreements signed with the banks and some of its bond holders. The new loans also have no maturity dates.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 15 - LOANS FROM SHAREHOLDERS (CONTD.)

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

When a change in the terms of the loans results in a difference of more than 10% in the discounted cash flows, the difference between the expected cash flows prior to the change, discounted using the interest rate upon receipt of the loan, and their discounted value using the interest rate at the time of the said change is recognized in the financing expense/income.

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

Accordingly, these shareholders were allocated additional shares in the Company and options exercisable into shares in the Company. These options are exercisable at any time and for no additional consideration, and are transferrable as though they were shares, subject to approval by the banks pursuant to the financing agreements.

Exercise of the options granted to Bezeq and changes in certain holdings in the Company are subject to various regulatory approvals. See also Note 1.

NOTE 16 - OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013
	NIS Thousands
Outstanding debts	7,424	10,237
Prepaid revenues	11,164	14,694
Total other long-term liabilities	18,588	24,931
of which outstanding debts with related parties	-	2,413

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 17 - EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, severance benefits, and short-term benefits.

The Company has defined benefit plans for post-employment benefits, and it makes contributions to central severance pay funds and suitable insurance policies.
The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

Composition of employee benefits:

	December 31,
	2014	2013
	NIS Thousands
Present value of obligations	11,054	13,717
Fair value of plan assets	(5,838)	(7,938)

Liability recognized for a defined benefit plan	5,216	5,779
Other liabilities	13,215	13,234
Total employee benefits	18,431	19,013
Presented under the following items:
Other payables	13,215	13,234
Long-term employee benefits	5,216	5,779
	18,431	19,013

Post-employment benefit plans - defined benefit plan

A.	Changes in post-employment benefit plans - defined benefit plan:

	Liability for defined benefit plans	Liability for defined benefit plans	Fair value of plan assets	Fair value of plan assets	Total net liability for defined benefit plans	Total net liability for defined benefit plans
	2014	2013	2014	2013	2014	2013
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Balance as of January 1	13,717	12,750	7,938	6,913	5,779	5,837
Current servicing cost, net (recognized in salary expenses)	1,296	1,883	-	-	1,296	1,883
Interest costs, net (recognized in financing expenses)	368	412	201	243	167	169
Actuarial losses (gains) recognized in other comprehensive income, net	(738)	82	(123)	(564)	(615)	646
Benefits paid	(3,589)	(1,410)	(2,988)	(356)	(601)	(1,054)
Contributions			810	1,702	(810)	(1,702)
Balance as of December 31	11,054	13,717	5,838	7,938	5,216	5,779

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 17 - EMPLOYEE BENEFITS (CONTD.)

B.	Key actuarial assumptions

The key actuarial assumptions for a defined benefit plan at the reporting date are as follows:

1.	Mortality rates are based on the rates appearing in the Ministry of Finance Insurance Circular 2013-3-1.
2.	Churn rates are based on the Company’s past experience, distinguishing among different employee populations, and according to seniority.
3.	The (real) discount rate for 2014 is based on the yield on fixed-rate high-quality corporate bonds with a duration similar to that of the gross liability.

	2014	2013	2012
	%
Discount rate on December 31	1.1	0.6	0.6
Future salary increases	2	2	2

4.	Sensitivity analysis for actuarial assumptions:

The following table analyzes the possible effect of changes in key actuarial assumptions on employee benefit liabilities. Calculations were made for each assumption separately, assuming the other assumptions remain unchanged.

	December 31, 2014	December 31, 2013
	NIS Thousands	NIS Thousands
Future salary increases - additional 0.5%	238	291
Discount rate - additional 0.5%	(213)	(258)
Churn rate - additional 5%	(197)	(297)

C.	Effect of employee benefit plans on the Company’s future cash flows:

The Company's estimated contributions in 2015 in a financed defined benefit plan total NIS 13,661 thousand.

D.	Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
The amount recognized as an expense for a defined contribution plan	14,039	12,834	12,349

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 18 - COMMITMENTS

1.	As of December 31, 2014, the Company has signed agreements for buying broadcasting rights. In the year ended December 31, 2014, purchases of these rights totaled NIS 191 million.

2.	As of December 31, 2014, the Company has signed agreements for buying channels. In the year ended December 31, 2014, expenses for the use of channels purchased by the Company totaled NIS 276 million.

3.	The Company has signed operational leases for buildings.

Rental fee forecasts for the coming years, calculated according to the rental fees on December 31, 2014, are as follows:

NIS Thousands
2015	14,243
2016 to 2023	56,491

4.	Operating lease

The Company has a number of operating leases for periods of up to 36 months for the vehicles it uses. Forecasted annual lease payments, calculated according to the lease payments in effect on December 31, 2014, total NIS 33.6 million.

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

In 2014 and 2013, the Company’s payments to NDS totaled NIS 34 million and NIS 32 million, respectively.

For information concerning additional contracts between the Company, Related Parties, and Principal Shareholders, see Note 28 - Related Parties and Principal Shareholders.

7.
Agreement for buying HD ZAPPER decoders from Altech and PACE plc, which as of the reporting date no longer provides the Company with decoders. In 2014 and 2013, the Company’s payments to these suppliers totaled NIS 31 million and NIS 32 million, respectively.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 19 - CONTINGENT LIABILITIES

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

As of December 31, 2014, exposure to Legal Actions brought against the Company on various matters totalled NIS 792,965 thousand. These amounts and all claimed amounts presented in this Note do not include linkage and interest.

Below are details of material claims pending against the Company as of December 31, 2014, classified into groups with similar characteristics.

A.	Employee claims

In the normal course of business, collective and individual Legal Actions have been filed against the Company by its employees and former employees. These claims primarily concern allegations of non-payment of salary components and delay in salary payments. As of December 31, 2014, these claims total NIS 82,422 thousand. Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 2,969 thousand, where such provisions are required to cover the Company’s exposure to such claims.

B.	Customer claims

In the normal course of business, Legal Actions have been filed against the Company by its customers. These are mainly applications for approval as class actions (and ensuing claims) which usually concern claims of unlawful collection of moneys and complaints concerning services provided by the Company. As of December 31, 2014, these claims amounted to a total of NIS 710,543 thousand. Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 6,262 thousand, where such provisions are required to cover the Company’s exposure to such claims.

See also Note 29 - Events Subsequent to the Reporting Date.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 20 - EQUITY

a.	Share capital

Share capital comprises ordinary shares of NIS 1 par value each, as follows:

	December 31, 2014	December 31, 2013
	Number of shares and amount in NIS thousands
Issued and paid up share capital	29	29
Authorized capital	39	39

b.	Options to shareholders

See Note 15B.

NOTE 21 - COST OF REVENUES

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Wages, salaries and ancillary costs	143,597	147,647	145,811
Content costs	318,839	307,894	317,301
Utilized broadcasting rights	181,377	155,039	153,959
Space segment usage	77,465	79,288	92,348
Depreciation and amortization	253,935	224,987	201,541
Vehicle maintenance	19,838	20,883	21,406
Royalties	-	-	16,948
Others	115,399	115,880	117,773
	1,110,450	1,051,618	1,067,087

NOTE 22 - SALES AND MARKETING EXPENSES

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Wages, salaries and ancillary costs	78,985	73,954	61,665
Advertising	61,177	63,755	70,435
Marketing consultation	1,685	1,765	1,728
Vehicle maintenance	7,867	8,357	9,180
Depreciation and amortization	308	2,235	19,181
Others	3,602	3,646	4,085
	153,624	153,712	166,274

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 23 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Wages, salaries and ancillary costs	78,328	64,198	61,103
Consultation and professional fees	15,199	11,043	11,196
Rental fees and maintenance	17,191	16,620	15,734
Depreciation and amortization	43,311	35,511	27,528
Provision for doubtful and bad debts	560	1,089	1,116
Subcontractors (mainly for system maintenance)	14,339	17,514	17,534
Others	18,356	16,397	15,673
	187,284	162,372	149,884

NOTE 24 - FINANCING EXPENSES, NET

Recognized in profit or loss

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Interest income on bank deposits	(1,479)	(623)	(817)
Change in the fair value of financial assets at fair value through profit or loss	(22,527)	-	(140)
Other financing income	(2,050)	(6,356)	(902)
Financing income recognized in profit or loss	(26,056)	(6,979)	(1,859)

Expenses for shareholder loans, net	222,807	290,303	243,923
Expenses for discounting shareholder loans	259,749	195,854	163,904
Change in the fair value of financial assets at fair value through profit or loss	2,237	12,810	361
Interest expenses on financial liabilities measured at amortized cost	115,300	111,468	110,250
Linkage expenses	836	30,417	21,887
Expenses from changes in exchange rates	9,987	434	6,021
Other financing expenses	8,309	12,549	16,911
Financing expenses recognized in profit or loss	619,225	653,835	563,257

Net financing expenses recognized in profit or loss	593,169	646,856	561,398

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 25 - INCOME TAXES

A.	Deferred tax assets and liabilities

As of the reporting date, the Company has losses and deductions for inflation of NIS 5.4 billion for tax purposes, carried forward to the next year (2013: NIS 5.3 billion).

Current tax laws do not limit the time for utilizing losses for tax purposes or the utilization of deductible temporary differences. The Company does not create deferred tax assets, as it does not expect to have taxable income in the foreseeable future against which it could utilize the tax benefits.

B.	Tax assessments

The Company has received final tax assessments up to and including the year ended 2009. The Company is in the process of a tax audit for the period 2010-2012.

C.	Theoretical tax note

The main item reconciling the Company’s statutory tax rate and its effective tax rate, is the difference arising from non-recognizing of deferred tax assets and related tax benefits for current year tax losses.

Tax assets for these losses are not recognized due to the Company’s uncertainty regarding the utilization of these tax benefits.

NOTE 26 - TOTAL LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and guarantees are as follows:

	December 31, 2014	December 31, 2013
	NIS Thousands
Bonds	1,738,945	1,679,784
Credit from banks (1)	-	35,785
Guarantees	43,249	42,674

1.
The Company is party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-phrased in July 2012 ( “the Amended Financing Agreement” or “the Financing Agreement” and “the Banks”, respectively).

According to the Financing Agreement, the Company was provided with current credit facilities of NIS 170 million through the end of 2015, along with USD 10 million in hedging facilities. Utilization of these facilities is limited to the Company's total working capital needs, calculated using the formula set forth in the Amended Financing Agreement, which depends on the Company's trade receivables balance, its unutilized broadcasting rights balance, the amortized cost of the decoders, and its trade payables balance, as presented in the Company's financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 26 - TOTAL LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

Under the amended Financing Agreement, every quarter the Company must comply with two financial covenants similar to those specified for the 2012 Bond - see Note 14 (C) - Financial Covenants.

The Amended Financing Agreement also sets restrictions on the repayment of shareholder loans and distributions, as set forth in the 2012 Bond (as detailed in Note 14). These restrictions supersede the restrictions which had applied until July 2012 to repayment of the shareholder loans and the prohibition on distributions.

The Amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications operations, liquidation and receivership proceedings against the Company, revocation or suspension of the broadcasting license, breach of material agreements defined in the Financing Agreement, call for immediate repayment or grounds for a call for immediate repayment of amounts due of the Company to its bondholders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Financing Agreement. The Amended Financing Agreement further stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) shall be subject to the banks’ approval. The Financing Agreement also provides mechanisms for raising and lowering interest rates.

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

1.2
Fixed first liens, unlimited in amount, on the Company’s rights and assets including its rights under material agreements to which it is party, its unissued authorized capital, its goodwill, certain intellectual property rights, and its insurance rights under its insurance policies. These fixed liens shall not apply to the exceptions dictated by the Communications Law.

In this section, jointly: “the Collateral”

2.
The Collateral is in the form of first liens equal (pari passu) to each other. The creation of additional liens by the Company to the banks is subject to approval by the Institutional Lenders, unless such liens are also made to the Institutional Lenders. In the event that the Collateral is exercised and/or upon disposal of the assets underlying the Collateral, including by other holders of securities who were granted a lien over those assets, the proceeds from such sales shall be shared pro-rata by all holders of the Collateral, with each holder receiving a proportionate share of the proceeds equal to the proportionate share of the debt owed to that holder (as defined in the Financing Agreement and the bonds) divided by the total debt secured by those assets.

C.
According to Deed of Trust B, if Trustee B is given Bezeq's guarantee for the Company's obligations towards the holders of Bonds (Series B), and so long as Bezeq's rating does not fall below Maalot ilAA-, or an equivalent rating with another rating company (the higher of the two) (in this Section - "the Minimum Rating"), then from that time, the collateral provided by the Company to Trustee B shall be canceled, the restriction on the series' expansion and the issue of additional securities guaranteed by the same collateral shall be canceled, the restriction on repayment of shareholder loans and dividend payments shall be canceled, and several of the grounds for immediate repayment granted to Trustee B under Deed of Trust B shall also be canceled. Furthermore, in this case any interest increases for a rating downgrade will also be canceled.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 26 - TOTAL LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

The above provisions are also included in the 2012 Bonds in connection with guarantees given by Bezeq to the creditors (or any of them) under the 2012 Debentures. Furthermore, under the 2012 Bonds, a merger between the Company and Bezeq, whereby the merged entity has undertaken (or received) the Company's obligations under the 2012 Bonds, shall be considered as a guarantee by Bezeq towards the creditors under the 2012 Bonds, even if Bezeq's rating is downgraded below the Minimum Rating following such merger.

NOTE 27 - FINANCIAL INSTRUMENTS

a.	General

The Company is exposed to the following risks, arising from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This Note discloses the Company's exposure to each of the above risks.

The Company has limited activity involving derivative financial instruments ("Derivatives"). The Company carries out the above transactions to hedge its cash flows.

b.	Credit risk

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

(2)	Aging of debts and impairment losses

	December 31, 2014	December 31, 2013
	NIS Thousands
Not past due	172,019	162,533
Past due up to one year	7,025	4,221
Past due one to two years	1,747	1,225
Past due more than two years	3,750	2,752
	184,541	170,731
Less provision for doubtful debts	(6,161)	(6,252)
Total	178,380	164,479

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

(3)	Changes in provisions for doubtful debts:

	2014	2013
	NIS Thousands
Balance as of January 1	6,252	7,510
Decrease	(91)	(1,258)
Balance as of December 31	6,161	6,252

c.	Liquidity risk

The following table details the contractual repayment dates of monetary liabilities, including interest payments. This disclosure does not include amounts for which offset agreements have been signed.

	As of December 31, 2014
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Trade payables	429,572	429,572	428,084	1,488	-	-	-
Bank loans, including interest	78,944	86,859	8,774	8,653	16,909	45,589	6,934
Bonds, including interest	1,773,462	2,058,147	90,535	402,420	466,102	939,952	159,138
Loans from shareholders	4,054,456	4,913,502	-	-	-	-	4,913,502
	6,336,434	7,488,080	527,393	412,561	483,011	985,541	5,079,574

	As of December 31, 2013
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Variable-interest bank credit - on call	35,785	35,785	35,785	-	-	-	-
Trade payables	467,929	467,929	448,788	19,141	-	-	-
Bonds, including interest	1,712,923	2,090,784	89,366	315,972	384,848	930,528	370,070
Loans from shareholders	3,571,900	4,690,695	-	-	-	-	4,690,695
	5,788,537	7,285,193	573,939	335,113	384,848	930,528	5,060,765

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

d.	CPI and foreign currency risk

CPI and foreign currency risk for the Company’s financial instruments is as follows:

	December 31, 2014
	Unlinked	linked-CPI	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary item	Total
Current assets	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Cash and cash equivalents	238,718	-	428	-	239,146
Trade receivables	171,730	-	6,287	-	178,017
Other receivables	363	-	12,140	3,901	16,404
Total current assets	410,811	-	18,855	3,901	433,567
Current liabilities
Credit from banks	14,837	-	-	-	14,837
Current maturities on bonds	-	377,388	-	-	377,388
Trade payables	297,861	-	131,711	-	429,572
Other payables	89,800	35,324	-	23,659	148,783
Provisions	-	9,673	-	-	9,673
Total current liabilities	402,498	422,385	131,711	23,659	980,253
Non-current liabilities
Loan from banks	64,065	-	-	-	64,065
Bonds	-	1,361,557	-	-	1,361,557
Loans from shareholders	-	4,054,456	-	-	4,054,456
Other long-term liabilities	-	-	7,424	11,164	18,588
Total non-current liabilities	64,065	5,416,013	7,424	11,164	5,498,666
Excess liabilities over assets	55,752	5,838,398	120,280	30,922	6,045,352

	December 31, 2013
	Unlinked	linked-CPI	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary item	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Current assets
Cash and cash equivalents	124,299	-	964	-	125,263
Trade receivables	163,717	-	560	-	164,277
Other receivables	200	2	-	1,413	1,615
Total current assets	288,216	2	1,524	1,413	291,155
Current liabilities
Credit from banks	35,785	-	-	-	35,785
Current maturities on bonds	-	292,168	-	-	292,168
Trade payables	302,799	779	164,351	-	467,929
Other payables	93,415	34,525	6,858	26,520	161,318
Provisions	-	9,039	3,321	-	12,360
Total current liabilities	431,999	336,511	174,530	26,520	969,560
Non-current liabilities
Bonds	-	1,387,616	-	-	1,387,616
Loans from shareholders	-	3,571,900	-	-	3,571,900
Other long-term liabilities	2,413	-	7,824	14,694	24,931
Total non-current liabilities	2,413	4,959,516	7,824	14,694	4,984,447
Excess liabilities over assets	146,196	5,296,025	180,830	39,801	5,662,852

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

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

Sensitivity analysis as of December 31, 2014

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(12,179)	(6,089)	6,089	12,179

Sensitivity analysis as of December 31, 2013

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(11,100)	(5,500)	5,500	11,100

(2)	Sensitivity to changes in exchange rates

The Company has financial instruments that are sensitive to changes in the USD-NIS and/or EUR-NIS exchange rate. The 5% and 10% sensitivity analysis refers to the change in the exchange rate.

Sensitivity analysis as of December 31,

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(82,692)	(41,346)	41,346	82,692

Sensitivity analysis as of December 31, 2013

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(56,586)	(28,293)	28,293	56,586

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

e.	Interest rate risk

Types of interest on the Company’s interest-bearing financial instruments:

	Carrying amount
	2014	2013
	NIS Thousands
Fixed-interest instruments
Financial liabilities	4,359,130	4,005,127

Variable-interest instruments
Financial liabilities	-	75,097

f.	Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and financial liabilities including cash and cash equivalents, trade receivables, other receivables, loans and credit from banks, trade payables, other payables, matches or is near their fair value. The fair value of other financial assets and financial liabilities and their respective carrying amounts presented in the statement of financial position, are as follows:

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS Thousands
Bonds, including accrued interest	1,773,462	1,926,524	1,712,923	1,933,242
	1,773,462	1,926,524	1,712,923	1,933,242

The interest rates use to discount estimated cash flows, where applicable, are based on linked bonds with a rating similar to that of the Company.

(2)	Data on the fair value measurement of Level 2 financial instruments

In 2014, the Company made a number of forward transactions to reduce its exposure to fluctuations in the USD exchange rate. The fair value of these forward transactions was determined by using market-observed data. The net fair value of these forward transactions as of December 31, 2014 (asset) totaled NIS 12.1 million.

The net fair value of these forward transactions as of December 31, 2013 (liability) totaled NIS 6.9 million.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 28 - TRANSACTIONS AND BALANCES WITH PRINCIPAL SHAREHOLDERS AND RELATED PARTIES

a.	Transactions with Principal Shareholders and Related Parties

	December 31,
	2014	2013	2012
	NIS Thousands
Revenues	427	594	376
Cost of revenues (1)	86,662	85,664	104,129
Sales, general and administrative expenses	2,929	2,089	4,015
Financing expenses	488,147	486,687	412,495
Salary and benefits to Principal Shareholders employed by the Company	8,705	4,031	2,815

(1)	Mainly expenses for space segments from a Principal Shareholder.

b.	Related Party Balances

	December 31,
	2014	2013
	NIS Thousands
Shareholder loans (see Note 15)	4,054,456	3,571,900
Current liabilities	45,839	93,658
Non-current liabilities	-	2,413
Other receivables	330	1,108

c.	Company contracts with Related Parties and Principal Shareholders

1.
In August 2000, the Company signed a three-way agreement to purchase decoders from Eurocom Digital Communications Ltd. (“Eurocom”) and Advanced Digital Broadcast Limited (“ADB”). Eurocom is a Principal Shareholder in the Company.

In 2014 and 2013, the Company’s payments to Eurocom for the purchase of the said decoders totaled NIS 88 million and NIS 94 million, respectively.

2.
In 2013, the Company signed an agreement with Space Communications Ltd. (“Space”) to buy bandwidth on space segments. Under this agreement, the Company will use space segments on Amos satellites. The agreement is effective through 2028, with the Company receiving space segments on the Amos-2 and Amos-3 satellites, and later on Amos-3 and Amos-6. Under the agreement, the Company will use 12 space segments, but starting 2022 will use 9 space segments.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 29 - EVENTS SUBSEQUENT TO THE REPORTING DATE

A.	For information concerning the merger, see Note 1 to the financial statements.

B.	In January 2015, S&P Maalot approved its rating for the bonds as detailed in Note 4 (2).

C.
On February 18, 2015, the Company received a claim and an application for approval as a class action against the Company, in the amount of NIS 126 million. The applicant, who is hearing impaired, claims that, pursuant to the Television Broadcasting Law (Subtitles and Sign Language), 2005, the Company places subtitles on a black background in the center of the screen, which is distracting to viewers. Due to the preliminary stage of this proceed, the Company cannot estimate the chances of success of this action.

D.
On February 18, 2015, the Company received notice from the National Histadrut ("the Histadrut") whereby more than a third of the Company's employees had joined the Histadrut, thus, from that date forward, the Histadrut constitutes a preliminary representative workers' union for the Company's employees. On February 24, 2015, following examination of the sign-up forms submitted to the Company by the Histadrut, the Company confirmed the Histadrut's notice and recognized the Histadrut as a representative workers' union in the Company.

NOTE 30 - APPOINTMENT OF A CHAIRPERSON FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the financial statements approval date, the Company’s Board of Directors did not have an incumbent Chairperson. Consequently, on March 8, 2015, the Company’s Board of Directors authorized David Efrati, a director in the Company, to chair the Board of Directors meeting in which the financial statements were approved, and to sign the Company's financial statements as of December 31, 2014.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B COMMUNICATIONS LTD.

	By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

	By:	/s/ Ehud Yahalom
Ehud Yahalom
Chief Financial Officer

Dated: April 27, 2015