Form 20-F
period 2017-12-31
B COMMUNICATIONS LTD
filed 2018-05-15
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

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

Ordinary Shares, par value NIS 0.1 per share 29,889,045 shares
(as of December 31, 2017)

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

Yes ☐                    No ☒

INTRODUCTION

Our ordinary shares are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or TASE (symbol: BCOM). On April 14, 2010, we completed the acquisition of the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s 11 person Board of Directors (at the time). We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition.

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

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2017 (NIS 3.47 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

The tables below as of and for the five years ended December 31, 2017 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 appear in this annual report.

Consolidated Statement of Income Data:
(Amounts in millions, except share and per share data)

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(NIS)					(U.S. $)

Revenues	9,563	9,055	9,985	10,084	9,789	2,823
Depreciation and amortization	2,014	1,873	2,131	2,161	2,117	611
Salaries	1,873	1,770	1,958	2,015	2,007	579
General and operating expenses	3,584	3,368	3,876	4,021	3,906	1,127
Other operating expenses(income)	57	(535)	3	21	149	43
Operating profit	2,035	2,579	2,017	1,866	1,610	463
Finance expense	843	1,236	689	1,054	586	169
Finance income	(523)	(625)	(154)	(123)	(69)	(20)
Profit after financing expenses (income), net	1,715	1,968	1,482	935	1,093	314
Share of losses (profit) in equity-accounted investee	252	170	(12)	5	5	1
Profit before income tax	1,463	1,798	1,494	930	1,088	313
Income tax expenses	524	667	358	442	347	100
Net profit for the year	939	1,131	1,136	488	741	213
Profit (loss) attributable to:
Owners of the company	137	(21)	210	(236)	78	22
Non-controlling interests	802	1,152	926	724	663	191
Net profit for the year	939	1,131	1,136	488	741	213
Basic earnings (loss) per share	4.56	(0.70)	7.04	(7.92)	2.62	0.76
Diluted earnings (loss) per share	4.50	(0.81)	6.97	(7.92)	2.62	0.76

Statements of Financial Position data:
(Amounts in millions)

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(NIS)					(U.S. $)
Cash and cash equivalents	739	713	581	762	2,386	688
Restricted cash	-	65	155	-	-	-
Total assets	21,083	21,236	22,122	20,145	20,639	5,953
Total current liabilities	3,949	3,898	5,199	4,256	4,111	1,186
Non-current liabilities	13,222	13,750	13,532	12,588	13,442	3,875

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

Period	Average
Year ended December 31, 2013	3.611
Year ended December 31, 2014	3.578
Year ended December 31, 2015	3.884
Year ended December 31, 2016	3.841
Year ended December 31, 2017	3.600

Period	High	Low
October 2017	3.542	3.491
November 2017	3.544	3.499
December 2017	3.550	3.467
January 2018	3.460	3.388
February 2018	3.535	3.427
March 2018	3.514	3.431
April 2018	3.597	3.503
May 2018 (through May 14)	3.632	3.569

On May 14, 2018, the representative rate of exchange was NIS 3.574 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually materializes, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Directly Related to B Communications

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences; our ability to repay our debt may be affected by Bezeq’s dividend distribution policy and the amount of dividends we receive from Bezeq and a  default under our outstanding debentures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have a substantial amount of indebtedness. As of May 14, 2018, we had approximately NIS 2.6 billion (USD 677 million) of debt. Our significant level of debt could have important consequences, including, but not limited to, the following:

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

On March 6, 2018, Bezeq’s Board of Directors updated the dividend distribution policy of Bezeq, whereby Bezeq will commencing with the upcoming distribution in May 2018, distribute to its shareholders, on a semi-annual basis, a dividend of 70% of the half-yearly profit (after tax) based on Bezeq’s consolidated financial statements. Previously, Bezeq had distributed dividends equal to 100% of its half-yearly profit.

Bezeq paid total cash dividends of NIS 1.8 billion, NIS 1.4 billion and NIS 1.3 billion (USD 370 million) in the years ended December 31, 2015, 2016 and 2017, respectively, out of which we received NIS 545 million, NIS 379 million and NIS 338 million (approximately $97 million), respectively. Based on the new dividend distribution policy and the recent forecast by Bezeq that the net profit attributable to shareholders in 2018 is expected to be approximately NIS 1 billion, our dividends from Bezeq will decline. If the dividend payments are reduced significantly, the funds available to us to fund our working capital or pay dividends will be negatively impacted.

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings at any time will reflect each rating organization’s then opinion of our financial strength, operating performance and ability to meet our debt obligations.

In February 2016, Midroog raised the local rating of our Series B Debentures from A1.il to Aa3.il, while maintaining a stable outlook. In September 2016, Midroog approved an Aa3.il Rating for our new Series C Debentures. In September 2017, Midroog downgraded the debentures’ rating from Aa3.il to A1.il with negative outlook. Midroog reaffirmed both the current A1.il rating and the negative outlook in March 2018.

Any further reductions in our credit ratings will limit our ability to borrow at interest rates consistent with the interest rates that were available to us in the past. If our credit ratings are downgraded or put on watch for a potential downgrade, we may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings are maintained. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

It is our and our Israeli legal advisors’ belief that the publication of our annual financial statements with the accompanying Auditors’ Report with a “qualified opinion” does not constitute an event of default under our outstanding debentures. Nevertheless, it is not possible to predict with certainty that a debenture holder may claim otherwise. We believe that we have qualitative legal and economic arguments against a claim of breach by any holder of debentures. There is also a possibility of changing the nature and location of the listing of our or Internet Gold’s securities from the United States to elsewhere in a manner that may resolve such possible claim, if raised. A default under the Debentures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers of Communications and Finance, or the Ministers, in order to obtain a permit to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of Means of Control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). No person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferor is aware that the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding Means of Control in that corporation or in another corporation, and including the ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer or holding 25% of our Means of Control is presumed to confer significant influence. “Means of Control” means the right to vote at a general meeting of Bezeq, appoint a director or general manager of Bezeq, or to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation.

Recent events may further bring the Control Permit issue into possible question in the future. According to the Control Permit, the control must be held by an “Israeli Party,” as defined in the Communications Order. Currently, Internet Gold and we are deemed to be “Israeli Parties,” so long as Internet Gold and we are controlled by a citizen and resident of Israel. Persons with certain criminal convictions may also not hold a Control Permit. However, if the controlling entity, Eurocom, will change ownership, Eurocom will continue to be our controlling shareholder (while the identity of the shareholders of Eurocom will change). Accordingly, we would not lose our Control Permit in this scenario. Persons with certain criminal convictions may also not hold a Control Permit and the Ministers have very broad discretion in that regard.

The Control Permit includes several other conditions, including the requirement that SP2 be controlled exclusively by the other parties to the Control Permit and that the parties to the Control Permit hold not less than 30% of any type of Means of Control of Bezeq and SP2. In February 2011, the Ministers permitted such percentage to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of options by Bezeq employees.

Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. We received explicit approval to hold a 25% stake in Bezeq and still maintain control.

In addition, the Control Permit requires that 19% of the issued share capital of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in Internet Gold and us. If we, Internet Gold or any other member of the Eurocom Group subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

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

On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers. The liquidation order does not currently constitute a “change of control” with respect to the Control Permit, but this may be subject to change. Separately from the question of the Control Permit, Shaul Elovitch’s effective control of Eurocom Communications is questionable following the appointment of the special managers and his direct holdings of Internet Gold’s shares may also be subject to criminal sanctions.

In the event that the Control Permit is cancelled and an application to reissue another control permit is denied, our holdings in Bezeq must be liquidated within 15 to 60 days (depending on the cause for such cancellation) pursuant to the Communications Order.

In accordance with the Concentration Law, if either Internet Gold or we are unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date.

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

Our company is deemed to be a second-tier company under the Concentration Law and Bezeq is deemed to be a third-tier company under the Concentration Law. Internet Gold is a first-tier company. Accordingly, if either Internet Gold or we are unable to redeem any publicly held debt and delist our ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date and our holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings. Furthermore, if a trustee is appointed, he may motion a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed not to be in Bezeq’s interest.

Internet Gold is currently examining several alternatives for the implementation of the Concentration Law, including, but not limited to, the possibility of raising private debt that will substitute the debentures issued to the public, while delisting its shares from the TASE; merger between Internet Gold and our company, etc. There is also a possibility of changing the nature and location of the listing of our or Internet Gold’s securities from the United States to elsewhere.

If we do not maintain control of Bezeq, we may be deemed to be an “investment company” under the Investment Company Act of 1940, which could materially and adversely affect our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer’s total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than, among other things, securities issued by companies which are controlled primarily by such issuer. Primary control is presumed if the issuer owns over 25% of the controlled company’s voting securities and the issuer has control greater than that of any other person. Accordingly, so long as we maintain control of Bezeq, we will not be deemed an investment company. Recent events may further bring the Control Permit issue into possible question in the future. According to the Control Permit, the control must be held by an “Israeli Party,” as defined in the Communications Order. Currently, Internet Gold and we are deemed to be “Israeli Parties,” so long as Internet Gold and we are controlled by a citizen and resident of Israel. Persons with certain criminal convictions may also not hold a Control Permit. However, if there is a change in ownership of our controlling entity, Eurocom Communications, it should not affect Eurocom Communications’ continued status as our controlling shareholder (while the identity of the shareholders of Eurocom will change). Accordingly, we will not lose our Control Permit in this scenario.

If we were to no longer maintain the control of Bezeq, we could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company. An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless Bezeq applies to the U.S. Securities and Exchange Commission, or the SEC for an order permitting Bezeq to register under the Investment Company Act, and to make a public offering in the United States. The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

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

Due to the material weakness pertaining to the design of Bezeq’s internal control over financial reporting, such material weakness is also considered a material weakness in our reports.

As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police as described in this Annual Report, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we are prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting.

Subject to these limitations, we nevertheless completed the work necessary to identify a material weakness pertaining to the design of Bezeq’s internal control over financial reporting relating to certain matters, which are mainly the subjects of the investigations. Our management then assessed the effectiveness of our own internal control over financial reporting as of December 31, 2017. In conducting its assessment of our internal controls over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.

Due to the material weakness pertaining to the design of Bezeq’s internal control over financial reporting, such material weakness is also considered a material weakness in our reports. This has led to our auditors issuing a “qualified opinion” on our financial statements because of the inability to obtain sufficient supporting evidence as to the effect, if any, of the investigations’ proceedings on the consolidated financial statements. Our auditors also issued a “disclaimer of opinion” on our internal controls based on their inability to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of Bezeq’s internal controls.

If remediation measures at Bezeq (please see Item 15 “Disclosure Controls and Procedures” for further details) are insufficient to address the identified deficiencies, or if additional deficiencies are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected on a timely basis, or at all. If we are unable to provide reliable and timely financial reports in the future, our business and reputation may be further harmed. Restated financial statements and failures in internal controls may also cause us to fail to meet reporting obligations, negatively affect investor confidence in our management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our Ordinary Shares, cause Internet Gold or us to list our securities on other exchanges, subject us to further regulatory investigations and penalties or shareholder litigation, and materially adversely impact our business and financial condition.

Our success depends on the continued service of certain key executives and personnel of Bezeq and the management of our company.

The Bezeq Group’s key executives and employees possess substantial knowledge of its business and operations. We cannot assure you that the Bezeq Group will be successful in retaining their services or that the Bezeq Group would be successful in hiring and training suitable replacements without undue costs or delays. As a result, the loss of any of these key executives and employees could cause significant disruptions in the Bezeq Group’s business operations, which could materially adversely affect our results of operations. Similarly, our management has been instrumental in our success and loss of any key members of our management could materially adversely affect our financial condition, results of operations and prospects. Recent events have caused the replacement of certain key executives with our consent.

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could affect the market price and volatility of our securities. Recently, activist investor Elliot Advisors (UK) has said it is opposed to the appointment of candidates proposed by us to the Board of Bezeq. Elliot Advisors (UK) holds a 4.8% stake in Bezeq. In January 2018, Elliott called for improved corporate governance at Bezeq and for the immediate resignation of some members of the Bezeq board.

Risks Related to Our Relationship with Internet Gold and Eurocom Communications Ltd.

Because Internet Gold and Eurocom Communications control a majority of our ordinary shares, investors will not be able to affect the outcome of shareholder votes that require a simple majority.

Internet Gold owned approximately 64.78% of our outstanding ordinary shares as of May 14, 2018. For as long as Internet Gold has a controlling interest in our company, it will, together with Eurocom Communications, have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent, Eurocom Communications, will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law). Because the interests of Internet Gold and Eurocom Communications (whether under the control of Mr. Shaul Elovitch, the current special managers appointed by court order, or future purchasers) may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders.

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

Eurocom Communications is having financial difficulties and is attempting to sell its assets. An Israeli court issued a liquidation order for Eurocom Communications in April 2018

On December 20, 2017, banks filed a motion in Israeli court to liquidate Eurocom Communications. Bezeq was included as a party to the proceeding to liquidate Eurocom Communications, given that it is a significant creditor of Eurocom Communications, in the amount of NIS 119 million.

On January 15, 2018, Eurocom Communications informed Bezeq that together with other privately held companies in Eurocom Group, it had filed an application in the court for an order to convene creditor meetings to approve an arrangement under Section 350 of the Companies Law, and in accordance with the Companies Regulations (Application for a Settlement or Arrangement), 2002. The purpose of the meetings is to approve a proposed creditors’ arrangement based on the entry of an investor into Eurocom Group, as part of the settlement of the debts of the key privately held companies in Eurocom Group.

On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers.   As mentioned above, the liquidation order does not currently constitute a “change of control” regarding the Control Permit but this may change in the future.

Either banks, as creditors, or an investor, such as the Saidoff Group, may take control of Eurocom Communications and may become our controlling shareholder. In the event that such sale will take place, there is considerable uncertainty as to what steps the new owner will take as it considers its own strategic alternatives. Such steps may also be undertaken by the special managers. Officers in the entire Eurocom Group may be replaced. Such uncertainty may adversely affect the market price of our ordinary shares and completely destabilize our operations.

Risks Relating to the Entire Bezeq Group

Senior Executives of Bezeq, DBS and Eurocom Communications are currently under Criminal Investigation in Israel

In the summer of 2017, we became aware, beginning through newspaper reports in the Israeli media, and we reported that Bezeq, DBS and Eurocom Communications were under criminal investigation for violating, among else, certain Israeli Securities Law clauses relating to fraud and unlawful manipulation. The Israeli Police and the Israel Securities Authority, or the ISA, have recommended indictments of several Bezeq, DBS and Eurocom Communications executives in this matter. Shaul Elovitch who served as Chairman of our company, of Internet Gold and of Bezeq has resigned from all these companies.

Our Audit Committee has engaged outside U.S. counsel to conduct an assessment of our internal controls and, as applicable, those of Bezeq in connection with the preparation of our financial statements to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act or any other laws. We incurred expenses in connection with such assessment and we may also incur substantial fines, civil or criminal sanctions, including fines and sanctions against our directors and officers, or third-party claims if any of our officers are directors are held liable under criminal laws and regulations. The Israeli law system might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, directors or other related individuals. These criminal development have also added complexity to our corporate compliance regime. The Investigation may adversely affect the market price of our ordinary shares and could have a material adverse effect on our business, financial condition and results of operations.

The Bezeq Group does not have complete information about the investigations, their content, the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation, at this stage Bezeq must refrain from conducting any checks relating to matters that arose in the course of those investigations. This limits Bezeq’s ability to operate, including in connection with performing audit activity and reviews for the purpose of publishing Bezeq’s reports, as further described below. The lack of information and uncertainty have also led to our auditors issuing a “qualified opinion” on our financial statements because of the inability to obtain sufficient supporting evidence as to the effect, if any, of the investigations’ proceedings on the consolidated financial statements. Our auditors also issued a “disclaimer of opinion” on our internal controls based on their inability to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of Bezeq’s internal controls.

The Bezeq Group Companies and certain of our current and former officers and directors have been named in shareholder class action lawsuits related to the recent criminal investigations in Israel, and may be named in further litigation, government investigations and proceedings, which could require significant additional management time and attention, result in significant additional legal expenses or result in government enforcement actions, any of which could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows.

The Bezeq Group Companies and certain of our current and former officers and directors have been named in shareholder class action lawsuits relating to the recent criminal investigations in Israel, and may become subject to further litigation, government investigations or proceedings arising out of the restatement. The pending litigation and settlements have been, and any future litigation, investigation or other actions that may be filed or initiated against us or our current or former officers or directors may be, time consuming and expensive. We cannot predict what losses we may incur in these litigation matters, and contingencies related to our obligations under the federal and state securities laws, or in other legal proceedings or governmental investigations or proceedings related to the restatement.

To date, we have incurred significant costs in connection with pending litigation. Any legal proceedings, if decided adversely to us, could result in significant monetary damages, penalties and reputational harm, and will likely involve significant defense and other costs. We have entered into indemnification agreements with each of our directors and certain of our officers, and our amended and restated certificate of incorporation requires us to indemnify each of our directors and officers, to the fullest extent permitted by law, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Bezeq Group Companies. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that have been or may be brought against us, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we have been and may continue to be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially adversely affect our business, prospects, results of operations and financial condition.

We cannot guarantee that we will not receive inquiries from the SEC, Nasdaq or other regulatory authorities regarding our financial statements or matters relating thereto, or that we will not be subject to future claims, investigations or proceedings. Any future inquiries from the SEC, NASDAQ or other regulatory authority, or future claims or proceedings as a result of the restatement or any related regulatory investigation will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional legal and accounting costs.

Apart from the recent major events, the Bezeq Group companies have historically been parties to legal proceedings, including class actions, which could result in their being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in Bezeq’s financial statements for most of them. In addition, Bezeq’s insurance policies are limited to defined cover limits and to certain causes of action, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may result in significant judgments or settlements. In addition, since Bezeq provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve Bezeq as a party to such proceedings. For more details on class action pertaining to the Bezeq Group, see “Item 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

The Bezeq Group companies are subject to governmental control and regulation.

The Bezeq Group companies are subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, relations between Bezeq and its subsidiaries and a ban on ceasing or limiting its services (which could oblige Bezeq to provide services under uneconomic circumstances). The continuing governmental control and regulation has at times resulted in government intervention that Bezeq believes impedes its business activities. In this regard, Bezeq is exposed to the imposition of various sanctions by the Ministry of Communications, including fines. In addition, the Minister of Communications has the authority to change the terms of the licenses of the Bezeq group companies, affect existing tariffs and marketing offerings, and impose directives on them. Significant changes in the regulatory principles applicable to the communications industry as a whole and to the Bezeq Group companies in particular, could require Bezeq to make changes to its strategic plans and harm its ability to plan its business activities for the long term.

Bezeq is subject to restrictions on intercompany relations with its principal subsidiaries, which harms its ability to compete and adversely affects its business.

Bezeq’s general license obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Separation is required between the managements of Bezeq and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, Bezeq is currently limited in its ability to offer joint service bundles with those companies. Due to the entry of companies into direct competition with Bezeq based on the provision of service bundles to customers and the option of providing wholesale services in order to offer customers end-to-end services, the risk that this factor will affect Bezeq’s operations and results of operations has increased.

Bezeq’s operations are subject to market risks such as currency fluctuations, inflation in Israel and the general economic environment and financial condition of the capital markets in Israel and worldwide.

Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. While Bezeq’s exposure to changes in currency exchange rates against the shekel is low, its exposure to inflation rates is high, and therefore Bezeq takes steps to cover part of the inflation exposure. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year, which in turn could have a material adverse impact on its operating results.

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

The Bezeq Group’s operations are vulnerable to damage or interruption, which could expose it to material risks.

The Bezeq Group companies provide services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems, core network sites, antenna and satellite sites and other systems, and are spread throughout the country If any part of the Bezeq Group’s infrastructure becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that the Bezeq Group have, or may in the future undertake, and their monitoring of network performance, may be insufficient to prevent losses. In such event, the Bezeq Group might incur liabilities or reputational damages.

The Bezeq Group companies could be subject to labor disruptions.

The Bezeq Group companies are subject to collective bargaining agreements that may reduce managerial flexibility and result in additional costs. The implementation of human resources and organization plans, including retirement and restructuring plans, involves coordination with the labor unions and with the employees’ committees. The implementation processes of such plans may cause unrest in labor relations and be damaging to the Bezeq Group’s ongoing activities.

Bezeq may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq is subject to the Israeli Non-Ionizing Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities. While Bezeq is working to obtain permits to set up and operate its various broadcast installations, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could have an adverse impact on the infrastructure of these installations and on the continuity of services using them, and as a result, on Bezeq’s revenues from these services. Bezeq’s third-party liability policy does not currently cover liability for electromagnetic radiation.

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

Specific Risks Relating to Bezeq’s Fixed - Line Communications

Competition from other providers could adversely affect the Bezeq’s business, results of operations and financial condition.

The competition in the domestic fixed-line communications industry has recently intensified, both from other domestic carriers including HOT, Bezeq’s principal competitor in this segment, and secondarily from other cellular operators. Competition strengthened significantly upon implementation of the wholesale market by the principal communications groups in Israel and other communications operators (holders of special or unified licenses) who compete with Bezeq in selling end-to-end service packages based on Bezeq’s infrastructures at prices prescribed by the Ministry of Communications and not pursuant to commercial terms determined by negotiation. Bezeq may also face competition in the future from potential infrastructure owners. The increased competition has led to the churn of some of Bezeq’s customers and has caused Bezeq to lower its prices for certain services and to an increase in the cost of acquiring new customers and retaining existing ones. The entities competing with Bezeq at present or those that might compete with it in the future, benefit from greater business flexibility than Bezeq, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services. The ability of HOT to offer “Triple Play” and other packages with tariff flexibility compared with the restrictions that prevent Bezeq from doing the same, has adversely impacted Bezeq’s ability to compete and its cash flow from operations.

Bezeq’s tariffs for fixed-line services are subject to governmental control, which could have a material adverse effect on its business.

Bezeq’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. The Minister of Communications is authorized to intervene in existing tariffs and marketing offers and impose directives on Bezeq. On average, controlled tariffs erode in real terms. Significant changes in Bezeq’s controlled tariffs, if implemented could have a material adverse effect on Bezeq’s business and results. Additionally, the restrictions applicable to Bezeq in marketing alternative payment bundles may make it difficult for Bezeq to provide an appropriate competitive solution to market changes and have placed Bezeq at a disadvantage to those competing with it in the sale of end-to-end service packages using wholesale Bitstream Access services, or BSA services, supplied by Bezeq. In the context of the implementation of a wholesale market, the Ministry of Communications has the power to set the price for which Bezeq will sell its services to license holders. The low prices set by the Ministry of Communications may adversely affect Bezeq’s level of revenues and profits.

Specific Risks Relating to Pelephone

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

Pelephone is subject to governmental control and regulation

The cellular industry in Israel is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair. Regulatory intervention in the industry may materially impact Pelephone’s structure of competition and operating costs. Changes in the regulatory principles applicable to the cellular industry as a whole and to Pelephone in particular, could require Pelephone to make changes to its strategic plans and harm its ability to plan its business activities for the long term.

Pelephone’s results of operations are subject to privacy concerns and hacking.

Pelephone operates information security systems to protect against unauthorized hacker access to the network and critical systems. Hacking events could impair performance or adversely affect Pelephone’s business.

In May 2018, provisions concerning privacy protection came into force under the Protection of Privacy Regulations (Information Security) 2017 that are expected to significantly affect the operations of many companies. These regulations apply to various companies, including potentially Pelephone, where some of them apply to all types of databases and others are relate to the level of database security.

Pelephone’s operations are subject to market risks such as currency fluctuations.

Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in US dollars. While its revenues are in NIS. Any erosion of the NIS against the US dollar may affect Pelephone’s profitability if it is unable to adjust selling prices promptly.

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

Pelephone’s sales of terminal equipment are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. The credit is spread among a large number of customers and Pelephone’s collection mechanisms are efficient and competent. Negative developments in, or the general weakness of, Israel’s economy, in particular increasing levels of unemployment, may have a direct negative impact on consumer defaults. Therefore, a weak economy and negative economic developments may jeopardize Pelephone’s growth targets and may have a material adverse effect on its business, financial condition and results of operations.

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

The frequencies used by Pelephone, 850 MHz, 1800 MHz and 2100 MHz, are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect. In addition, the Ministry of Communications notified Pelephone that it plans to adapt the cellular frequencies in Israel to European standards so that Pelephone and another cellular operator will be required to switch the frequencies allotted to them in the 850 MHz spectrum to others in the first giga spectrum. Switching frequencies is a complex engineering project that could require replacement of equipment at all of Pelephone’s radio sites and incur substantial costs that could vary depending on the process and timing to be determined by the Ministry of Communications. Pelephone is currently holding discussions with the Ministry of Communications for the purpose of setting out the conditions required for adapting the frequencies, including the financing required, deciding on the timing and duration of the adaptation period and the required regulatory amendments.

Specific Risks Relating to DBS

Competition from other providers and content piracy has adversely affected DBS’s business and results of operations.

Competition in the broadcast sector with HOT and more recently with Cellcom and Partner TV, and including the ability to subscribe to Netflix and Amazon Prime Video directly, requires DBS to constantly invest in attracting and retaining customers, and dealing with high subscriber churn rates between the companies. Competition also increased due to the increasing use of pirated broadcasts. The broadcasting sector is also exposed to piracy by viewers in viewing broadcasts without paying subscription fees and is exposed to unlicensed public access to content to which the broadcast providers have rights. These competitive forces may create downward pressure on prices, which may result in a decrease in the DBS’s ARPU and increase churn rates.

DBS’s operations are subject to market risks such as currency fluctuations, economic weakness and the security situation in Israel.

A material part of DBS’s expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have an effect on DBS’s business results. In addition, the loans taken out by DBS are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results. An economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results. In addition, an ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS’s business results.

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

DBS is dependent on Spacecom Communications Ltd., or Spacecom, a company controlled by our controlling shareholder, as the exclusive holder of the rights and the sole provider of space segments used by DBS in providing satellite broadcast. Spacecom is, and is also responsible for operating the space segments. Any inability by Spacecom to provide DBS with the space segments necessary for its broadcasts would negatively impact DBS’s business and competitive position.

DBS is dependent on several third-party vendors and a disruption in those services could adversely affect its business.

DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services in providing its satellite TV services. Failure to receive the products and services, or the failure to retain broadcast licenses and obtain access to new content from content providers services would negatively impact DBS’s business and competitive position.

DBS depends on its broadcast centers and central computing center in Israel and is susceptible to any event that could adversely affect their condition.

Damage to a broadcast center’s operations may significantly impair DBS’s ability to continue its satellite TV broadcasts. DBS operates broadcast centers in Kfar Saba and Re’em Junction in order reduce the risks involved if one of its centers sustains damage and improves the survivability of some of its broadcast capabilities. In the event of damage to one of the broadcast centers, DBS will be able to continue broadcasting only a portion of its channels from the other broadcasting center. This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity to broadcast certain of DBS’s key channels. Both of the broadcast centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcast centers. A significant malfunction in DBS’s central computer systems would also severely impact its operational capability. While DBS has a remote backup site designed to be activated and provide partial computer services within a few hours in the event of malfunction, it will be extremely difficult for DBS to operate efficiently without the operation of the central computer systems. Damage to DBS’s logistics center could also lead to a disruption of its operations.

DBS’s technology is inferior to that of its principal competitor.

DBS’s technology is inferior to that of HOT, its principal competitor. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, via its infrastructure; and therefore, DBS is dependent on third parties in order to provide such services

DBS is dependent on third-party encryption systems.

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

Specific Risks Relating to Bezeq International

Bezeq International’s operations are subject to currency fluctuations.

The primary currency in which Bezeq International operates is the NIS. While the majority of Bezeq International’s revenues are derived from customers in Israel, Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in US dollars. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

Technological developments and improvements may negatively affect Bezeq International’s operations.

Bezeq International’s operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International’s products, such as Skype as an alternative to long-distance calling, is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure which could impact its financial condition.

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

Risks Related to Operations in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

The Bezeq Group companies and we are organized and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

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

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our means of control is presumed to confer significant influence. We received explicit governmental approval to keep the Control Permit even at a level of a 25% ownership interest. “Means of control” means the right to vote at a general meeting of Bezeq, to appoint a director or general manager of Bezeq, to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation.

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

Prior to our October 2007 initial public offering in the United States, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Select Market and the TASE. Currently, Internet Gold owns 64.78% of our ordinary shares and Eurocom Communications owns 60.58% of Internet Gold’s outstanding shares (including 1,125,000 ordinary shares of Internet Gold which are held directly in a joint account by Shaul and Yossef Elovitch). Whoever controls Eurocom Communications will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

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

In addition to our ownership of Bezeq shares, an additional 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.

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

According to the Companies’ Control Permit, the parties (through SP2) must hold not less than 30% of any type of means of control of Bezeq. Such percentage is permitted to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees. Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. The parties received explicit governmental approval to keep the Control Permit even at a level of a 25% ownership interest.

B.	Business Overview

Since April 14, 2010, we have been the controlling shareholder of Bezeq (TASE: BZEQ), Israel’s largest telecommunications provider. Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, television and radio broadcasts, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services. Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE and included in the TA-35 Index.

The principal Bezeq Group segments are as follows:

		As of December 31, 2017
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony (private sector)	53%	1 of 4
	Fixed-Line Telephony (business sector)	72%	1 of 2
	Fixed-Line Broadband Internet Infrastructure Access	70%	1 of 2
Pelephone	Cellular Telephony	23.3%	3 of 5
Bezeq International	ISP	42.1%	1 of 4
	ILD	25.6%	—
DBS	Pay Television	37%	2 of 2

*	Estimated market share is as of December 31, 2017 (Pelephone market share is as of September 30,2017).

The Bezeq Group had approximately 1.9 million active fixed line telephony subscribers, 1.6 million fixed-line broadband Internet infrastructure access services subscribers (retail and wholesale), 2.5 million cellular telephony services subscribers and 587 thousand pay television services subscribers as of December 31, 2017. For the year ended December 31, 2017, the Bezeq Group had revenues of NIS 9.8 billion (approximately $2.8 billion).

Until March 25, 2015, Bezeq held 49.78% of the shares of DBS and it also owned stock options which entitled it to acquire an additional 8.6% of the shares of DBS. On March 25, 2015, Bezeq exercised the stock options that it owned, for no payment, and on June 24, 2015 Bezeq completed a transaction in which it acquired all the holdings of Eurocom D.B.S. in DBS, which at that time constituted 50.22% of the issued share capital of DBS (41.62% fully diluted) as well as all the shareholders’ loans that Eurocom provided to DBS (NIS 1,538 million as at December 31, 2014 in consideration for NIS 680 million. Upon completion of the transaction, DBS became a wholly owned subsidiary of Bezeq.

In addition to the cash payment of NIS 680 million, the consideration also included two contingent payments consisting of: (1) additional payment of up to NIS 200 million in accordance with the tax synergy (“First Contingent Payment”). Most of the First Contingent Payment was paid after Bezeq entered into a tax assessment agreement and tax decision with the Tax Authority concerning financing income, shareholders’ loans, the losses and merger of DBS; (2) an additional payment of up to NIS 170 million in accordance with the business results of DBS in 2015-2017 (“Second Contingent Payment”). Bezeq paid advances on account of the Second Contingent Payment (which was not recorded as an expense in the financial statements) in the amount of NIS 119 million.

Based on the financial results of DBS for 2017, given that the final amount of the Second Contingent Payment is less than the advances that Bezeq paid to Eurocom DBS for that consideration, Eurocom DBS must return the difference to Bezeq.

In view of reports about discussions that took place between companies in the Eurocom Group and their creditors, in August 2017 Bezeq wrote to Eurocom D.B.S. (with a copy to the banks, the principal creditors of Eurocom Group) asking for information about the ability of Eurocom D.B.S. to refund the difference to Bezeq and with a request to be party to the discussions with Eurocom Group’s creditors, and to any move that involves a change in the collaterals or assets of Eurocom Group. Subsequently, Bezeq joined the proceeding to liquidate Eurocom Communications. Furthermore, on January 4, 2018, Bezeq asked Eurocom D.B.S. to pay it within 21 days the amount of the advance on account of the Second Contingent Payment, plus interest as defined in the Agreement, and this after Eurocom DBS failed to meet the targets entitling it to this payment. Bezeq’s request was also sent under Section 258(1) of the Companies Ordinance [New Version], 1983, which prescribes conditions that, when satisfied, Bezeq will be deemed insolvent and can be liquidated by the court. Subsequently, and after Eurocom DBS did not respond to the request, on January 31, 2018 Bezeq filed a motion for order of liquidation of Eurocom DBS in the Tel Aviv District Court, on the grounds that Eurocom D.B.S. is insolvent and that it would be right and just to liquidate Bezeq.

Investigation by Israel’s Securities Authority and Israel Police

On June 20, 2017, the ISA launched a criminal investigation, or the Investigation. Eurocom Communications, Bezeq and DBS’ offices were searched and documents were seized. The ISA informed Bezeq that the Investigation addressed suspicions of crimes under the Israeli Securities Law and Penal Code in respect of transactions relating to the controlling shareholder. Bezeq was initially informed that the Investigation related to the purchase of DBS shares by Bezeq from Eurocom D.B.S. Ltd., a company controlled by our controlling shareholder. The Investigation was later expanded to include transactions to provide satellite communications services between DBS and Spacecom, a company also controlled by our controlling shareholder, and with respect to dealings between the Ministry of Communications, our controlling shareholder and Bezeq.

As part of the Investigation, the then Chairman of Bezeq, Mr. Shaul Elovitch, the then CEO of Bezeq, Ms. Stella Handler, the CEO and CFO of DBS and certain other senior officers in the Bezeq Group were arrested and questioned. During the course of the Investigation, some of the suspects were released from arrest with certain restrictions, which include partial restrictions on contact with employees and senior officers of Bezeq Group and Eurocom and house arrest. Some of these restrictions expired and some were later re-imposed. Restrictions were imposed on Mr. Shaul Elovitch, which include dealing with matters relating to the Ministry of Communications and DBS. He was also barred from being in contact with members of the Board of Directors, senior officers and employees of the Bezeq Group companies. Matters relating to Bezeq Group companies (excluding DBS) may only be handled by the CEOs of those companies (excluding the CEOs of Bezeq and DBS) or by Mr. David Granot, who was appointed Acting Chairman of Bezeq’s Board of Directors. Additional restrictions were imposed on Stella Handler, the former CEO of Bezeq, and she was also barred from making direct or indirect contact with members of Bezeq’s Board of Directors other than Mr. Granot.

On November 6, 2017, the ISA issued a press release regarding the conclusion of the Investigation and the transfer of the investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics). According to the notice, the ISA  concluded that there is prima facie evidence establishing the involvement of the main suspects in the case in offenses of: (1) fraudulently receiving funds in connection with the entitlement of Bezeq’s controlling shareholder to payment of NIS 170 million as part of the transaction for the purchase of DBS shares from Eurocom by Bezeq, payment that was contingent upon DBS meetings certain targets; (2) leaking material from the independent committee of Bezeq’s Board of Directors that was required to examine interested party transactions (the transaction for the acquisition of DBS shares by Bezeq and the transaction between DBS and Spacecom for the purchase of satellite segments for DBS) to Mr. Shaul Elovitch and his associates; and (3) promoting Bezeq’s interests in the Ministry of Communications, in violation of the Penal Code and the Israeli Securities Law. The notice also relates to the transfer of the investigation file to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on the continued prosecution of the matter.

On November 20, 2017, Bezeq and DBS received a letter informing them of the suspicions against them and that the investigative file relating to the investigation of Bezeq and DBS had been submitted to the District Attorney’s Office for review.

At a meeting of Bezeq’s Board of Directors held on November 15, 2017, the Board accepted Mr. Shaul Elovitch’s suggestion that until further notice he did not wish to return to his position as a director and Chairman of the Board, and that Mr. David Granot should continue to serve as Interim Chairman. Mr. Shaul Elovitch returned to his position as Chairman of the Board of Directors of the Group’s subsidiaries, other than DBS, until the date of his resignation from the Board of Directors of the Bezeq Group companies on March 6, 2018.

Between June to August 2017, after disclosure of the Investigation, several legal proceedings were initiated against Bezeq, its senior officers and companies in the Group that hold the controlling interest in Bezeq, including motions to certify a class action and to disclose documents prior to the filing of a motion for certification of a derivative claim. We and several officers of our company were named in a complaint filed in the in the United States District Court Southern District of New York alleging an engagement in a scheme to artificially inflate payments from Bezeq to Eurocom, the majority shareholder of DBS prior to the Bezeq-DBS transaction. There were no specific allegations that any directors or officers of our company, other than Shaul Elovitch, were involved in this alleged scheme or made knowing misrepresentations to our investors. In February 2018, we filed a motion to dismiss the complaint.

Additionally, in a joint press release issued on February 18, 2018, the ISA and Israel Police announced that in light of evidence found by the ISA during its investigation, which raised suspicion of additional offenses, a new joint investigation was opened by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, in which a number of suspects were arrested, including senior Bezeq Group executives Mr. Shaul Elovitch and Mr. Or Elovitch, Ms. Stella Handler, former CEO of Bezeq, and Mr. Amikam Shorer, the Group’s former Chief Strategy and Corporate Development Officer (all of whom have been released from their arrests). The officers are suspected of offenses of fraud, administrative offenses, perverting the course of justice, bribery, offenses under the Israeli Securities Law, deception and breach of trust in a corporation, and some of them are also suspected of offenses under the Prohibition on Money Laundering Law, 2000.

Bezeq does not have complete information about the investigations described in this section, their content, the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation, at this stage Bezeq must refrain from conducting any of its own investigations relating to matters that arose in the course of those criminal investigations. This limits Bezeq’s ability to operate, including in connection with performing audit activity and reviews for the purpose of publishing Bezeq’s reports. Accordingly, Bezeq is unable to assess the effects of the investigations, their findings and results, and the restrictions on Bezeq conducting such checks, on Bezeq and its officers, on the assessment of the internal control of Bezeq, and on the financial statements and the estimates used in preparing these reports, if any.

Liquidation of Eurocom Communications

On December 20, 2017, Eurocom Communications’ lending banks filed a motion to liquidate Eurocom Communications. Bezeq was included as a party to the proceeding to liquidate Eurocom Communications, given that it is a significant creditor of Eurocom Communications, in the amount of NIS 119 million.

Subsequently, on January 15, 2018, Eurocom Communications informed Bezeq that together with other privately held companies in Eurocom Group, it had filed an application in the court for an order to convene creditor meetings to approve an arrangement under Section 350 of the Companies Law, and in accordance with the Companies Regulations (Application for a Settlement or Arrangement), 2002. The purpose of the meetings was to approve a proposed creditors’ arrangement based on the entry of an investor into Eurocom Group, as part of the settlement of the debts of the key privately held companies in Eurocom Group. On February 23, 2018, Eurocom Communications, including other privately held companies in Eurocom Group filed a motion to approve a creditors arrangement, or the Arrangement, as part of the settlement of the debt issues of Eurocom Communications.

The proposed Arrangement was based on the expected acquisition by the Saidoff Group of Eurocom. Under the Arrangement, the Saidoff Group would receive an option which will allow it to eventually acquire the full 100% interest in Eurocom, or the Saidoff Option. The proposed Arrangement would require significant capital investments by the Saidoff Group in Eurocom, as well as their assistance in settling the balance of the debt of Eurocom and other affiliated companies. Based on the terms of the Arrangement, management of our company does not believe that there will be a “change in control” event with respect to either our company or Eurocom, since the exercise of the Saidoff Option is subject to obtaining the required regulatory approvals, as well as to meeting the following conditions: (i) obtaining the Court’s approval of the Arrangement, including possible adjustments that may be demanded by the Court; (ii) obtaining a pre-ruling from the Israeli tax authorities regarding various aspects of the Eurocom Arrangement; (iii) not triggering certain material covenants or adverse effects; and (iv) obtaining the necessary regulatory approvals as required by Israeli law (including a control permit for the “Saidoff Group and its affiliates, that will be required to legally exercise its Option).

Accordingly, until the exercise of the Saidoff Option (which is subject to the approval of the Arrangement and the conditions indicated above), there will be no change in the structure of the holdings in Eurocom. In addition, in accordance with the proposed Arrangement, even if the Arrangement is ultimately approved, all the conditions are met and the Option is exercised, Eurocom will continue to be the controlling shareholder of Bezeq. The provisions of the Arrangement would also permit Mr. Saidoff to purchase the assets of the Eurocom Group directly, subject to obtaining all necessary regulatory approvals and legal requirements.

On March 11, 2018, Eurocom Communications informed Bezeq that the Saidoff Group had filed a court motion claiming that the proposed Arrangement had expired due to the non-fulfillment of preconditions in the proposed Arrangement. The potential investor also claimed that a precondition a pre-ruling from the Tax Authority was not fulfilled and that due to various events with respect to Bezeq, there has been a material adverse change for purposes of the Arrangement. In addition, the Saidoff Group raised claims relating to the request of the creditors of Spacecom regarding the provisions of the Arrangement, which ostensibly seek to limit the Saidoff Group.

Eurocom Communications informed Bezeq that it disputes the Saidoff Group’s position, and that no such material adverse change has occurred. Subsequently, the creditors’ meeting of Eurocom Communications also confirmed that the Saidoff Group’s position is groundless (Bezeq joined this opinion).

On March 12, 2018, Bezeq submitted its response to the motion for approval of the Arrangement in which it announced its support for the proposed Arrangement, subject to reservations that a neutral trustee should be appointed to carry out the Arrangement. In its response, Bezeq announced that it changed its position after Eurocom Communications had filed its motion, and seeing the estimates for the creditors under the Arrangement. After Bezeq analyzed the information, it was believed that the alternative of the Arrangement was preferable to that of liquidation. In its response, Bezeq stated that it reserves the right to reassess its position and to file a supplementary response, insofar as is necessary, after details of the debts are submitted by Eurocom Communications.

Eurocom Communications filed a motion on March 15, 2018. In a hearing held on March 20, 2018 on this matter, the parties agreed, in view of Saidoff’s claims regarding a change in circumstances, to examine the feasibility of a different arrangement with the Saidoff Group. Accordingly, the hearing on the case was postponed until April 11, 2018.

On April 11, the Court advised the parties to continue to strive to reach an agreement by April 22, 2018, which was the date of the hearing regarding Eurocom’s liquidation motion.

However, such an agreement on the Arrangement has not been reached as of yet, and on April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers. The liquidation order did not constitute a change of control under the Control Permit, but this may change in the future.

Recomposing Bezeq’s Board

In January 2018, the Interim Chairman of Bezeq’s Board received two applications from different entities (shareholders or their representatives) proposing, among other things, simplification of Bezeq’s ownership structure, the resignation of Bezeq’s directors who are implicated in the ISA Investigation or affiliated with Eurocom Communications, and their replacement with professional directors, improving the process of appointing directors (including in the event of a change of control in Bezeq), and that a special shareholders meeting should be convened to discuss the appointment of directors and to review aspects of Bezeq’s corporate governance.

The Interim Chairman of the Board welcomed the involvement of Bezeq’s shareholders and explained his view of the proper functioning of Bezeq’s Board of Directors and its committees; the anticipated date for the election of directors to Bezeq (as part of Bezeq’s annual general meeting); that he expects changes in the composition of the Board of Directors and that the subject of Bezeq’s control structure is not a matter that is handled by Bezeq’s Board of Directors.

Subsequently, the Interim Chairman received additional letters from those entities as well as from other entities expressing their opinion that Bezeq must take action to change the composition of the Board of Directors, the action, in their view, that should be taken, and this as soon as possible. The Interim Chairman responded to the applications that the Board of Directors intends to hold a proper process to choose candidates for Bezeq’s Board of Directors, to be elected at the upcoming annual general meeting.

In February 2018, we sent a letter to Bezeq requesting that it convene an urgent board meeting for the purpose of discussing the composition of Bezeq’s board of directors.

Our recommendation was to appoint Mr. Shlomo Rodav (a former chairman of Bezeq), Mr. Doron Turgeman (our CEO) and Mr. Tamir Cohen.

Shaul Elovitch, Or Elovitch and Orna Elovitch were to end their service on the Board of Bezeq in furtherance of their desire to calm the atmosphere and the media reports created over the past few days. Mr. Tamir Cohen is a representative of the Saidoff Group. On February 27, 2018, Bezeq’s Board of Directors received a letter from the counsel of Elliott Advisors (UK) Limited, who expressed its opinion that Bezeq’s Board of Directors must reject our letter.

On March 6, 2018, Bezeq received another letter (from Entropy, in the name of Bezeq’s institutional shareholders who hold 6.5% of Bezeq’s share capital) demanding to convene a special shareholders meeting under the provisions of Section 63(B) of the Israeli Companies Law, and that the agenda of which would include the appointment of three additional external directors to Bezeq, from a list of six candidates to be nominated to the general meeting. On March 22, 2018 Bezeq issued a notice convening of a general meeting that includes this matter, among others, on the agenda.

On March 7, 2018, Bezeq appointed Mr. Shlomo Rodav and Mr. Doron Turgeman as directors, since in the opinion of the Board of Directors these appointments were for the benefit of Bezeq. Their term of office was until the next General Meeting of the shareholders.

Bezeq further announced that it had appointed a Board Committee whose members are the Interim Chairman of the Board, Mr. David Granot, and the external director Mr. Zeev Vurembrand (the “Appointments Committee”), whose job is to formulate criteria for searching for candidates to recommend to the Board, and following the search process a list of candidates to be proposed by the Board. The Appointments Committee has contracted with a professional company in this field, Emda Support & Management Building Ltd (the representatives of Korn Ferry in Israel), to provide support for the process of formulating criteria for the profile of directors that will be recommended and selection of candidates that will be proposed to the Board as its candidates.

Bezeq announced that its proposal includes the appointment of eight directors, in addition to the three external directors presently serving on its Board, so that the Bezeq Board will have 11 directors in all. These eight candidates would include:

●	One director from among Bezeq’s employees;

●	One external director and two independent directors, who will be selected by Bezeq’s Board after receiving the recommendations of the Appointments Committee;

●	Four “regular” directors (namely, who are not external directors and not necessarily independent) who will be proposed by the controlling shareholder and will be included in the list of proposed candidates, subject to review by the Appointments Committee that they comply with the said criteria.

On March 22, 2018 Bezeq published notice of its Annual General Meeting, the agenda of which included a proposed resolution concerning composition of the Board of Directors.

Bezeq proposed that the shareholders at the general meeting appoint ten directors, in addition to the three incumbent external directors serving on Bezeq’s Board of Directors, so that the Board of Directors will consist of a total of 13 directors.

These ten candidates will include:

●	one director from among Bezeq’s employees;

●	two independent directors to be elected and recommended by Bezeq’s Board of Directors after receiving the recommendation of the Appointments Committee;

●	two external directors who will be elected from a list of 8 candidates;

●	five other directors (who are not external directors and are not necessarily independent directors).

In addition, the notice of convening of the general meeting included a second alternative which was to appoint 12 directors in addition to the three incumbent external directors serving on Bezeq’s Board of Directors, so that the Board of Directors will consist of a total of 15 directors. The twelve candidates, according to this alternative, would include in addition to the ten foregoing directors, an additional external director (to also be elected from the same list of 8 candidates) and one additional director (who is not an external director and not necessarily an independent director) who would be recommended by our company, the controlling shareholder of Bezeq.

On April 26, 2018, Bezeq held its annual meeting of shareholders. In the meeting, the following directors were elected to Bezeq’s Board: Shlomo Rodav, Doron Turgeman, Ami Barlev, Orly Guy, Ilan Biran, Dov Kotler, David Granot, Rami Nomkin, Idit Lusky (an external director) and Amnon Dik (an external director), so as proposed, ten directors in total were elected, in addition to the three incumbent external directors, so that the Board of Directors of Bezeq currently consists of a total of 13 directors. All the elected directors were either recommended by our company or that we supported their election.

On April 30, 2018, Bezeq announced that Shlomo Rodav was appointed as Bezeq’s new chairman of the Board.

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

Israel is a developed, industrialized market characterized by strong macroeconomic fundamentals. Israel is a member of the Organisation for Economic Co-operation and Development, or OECD, and had GDP per capita of $38,428 in 2017.

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

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide. Bezeq has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, or FTTC) and also based on an access network (a system that connects NEPs on the subscriber’s premises to the network and engineering systems). Bezeq completed the deployment of the network at the end of 2015. The connection from the home, or the terminal equipment (equipment which is installed on the subscriber’s premises, e.g., the actual telephone, private exchanges, fax machines, modems, routers, etc.) through which the subscriber receives the service, to the access network is based on copper cables and optical cables that connect the access systems to the backbone over optic cables (through special pipes or an above ground network) and to a limited degree through wireless systems. Today, using VDSL2 technology, it is possible to provide a bandwidth of up to 100 Mbps downstream, as well as innovative added-value services. Other advantages of the new technology are simplification of the network structure and better management ability.

Pelephone currently operates communications networks using two main technologies:

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

In June 2017, Pelephone discontinued operation of the CDMA network, in accordance with an amendment to its license. Under a 2014 agreement L.M. Ericsson Israel Ltd., or Ericsson, serves as Pelephone’s supplier for deployment of its 4G LTE radio network. The infrastructures for Pelephone’s networks are mainly based at two switch farms which are connected to more than 2,300 sites.

In recent years Pelephone has invested in the deployment of its fourth generation network and in upgrades with new Beam Forming, Carrier Aggregation Quam 256 and MIMO4x4 technologies. Pelephone estimates that the expected scope of its investments in the network in 2018 will not differ significantly from its investments in 2017 and does not expect a significant increase in the scope of its investments in infrastructure, other than certain possible exchanges of frequencies in accordance with the requirements of the State and other than additional investment in frequencies if such frequencies relevant to Pelephone are offered to tender.

In addition, over the coming decade Pelephone will be required to continue establishing new broadcasting sites to comply with the terms of its mobile telephony license.

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

In the multi-channel pay television segment, DBS is the only licensed provider of multi-channel television broadcasts via satellite in Israel. While DBS relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. DBS differentiates itself from its main competitor, HOT, by offering a wide range of high quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, DBS was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as “yes MaxTotal”). DBS’s PVR offering enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. DBS is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes and in 2014 DBS introduced its TV Everywhere service, branded as yesGo, which allows subscribers to watch content from mobile devices. In 2015, DBS began to offer a HDPVR converter known as yesQuattro that allows the recording of up to 4 channels simultaneously in addition to the channel being viewed, has increased the number shows that may be recorded, and allows the automatic recording of prime-time content (6:00 PM to midnight) on two channels that the subscriber can select for seven days (known as PrimeTime service).

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

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2015, 2016 and 2017. The operations of DBS have been included for the last nine months of 2015.

	Year ended December 31,
	2015	2016	2017
	(NIS in millions except percentages)
Operating cash flow	3,740	3,526	3,525
Capital expenditure, net	1,484	1,278	1,432
Capital expenditure, net as a % of revenue	14.9%	12.7%	14.6%

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

We have sole control of Bezeq and, together with our controlling shareholders and members of the Eurocom Group, are the only entities or persons that currently hold a permit to control and direct the activities of Bezeq. Since our acquisition of the controlling interest in Bezeq, we have nominated all of the members of Bezeq’s board of directors who were elected by shareholders, excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, pursuant to Bezeq’s collective bargaining agreement.

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

These restrictions, and in particular the unbundling obligation which severely limits the Bezeq Group’s ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communications groups which are not subject to similar restrictions in marketing joint bundles (other than a restriction on marketing a joint bundle of HOT-Net and other companies in the HOT Group). Bezeq’s restrictions are more significantly manifested with the implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the bundles that Bezeq can market, which can be unbundled.

Breakdown of figures regarding the results of each of the Bezeq Group’s main segments of operation in 2016 and 2017.

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	4,244	4,383	1,047	1,061	1,058	1,078	1,082	1,089	1,100	1,112
Operating profit (NIS million)	1,971	2,076	470	492	496	513	481	519	540	536
Depreciation and amortization (NIS million)	728	717	185	186	177	180	161	188	185	183
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	2,699	2,793	655	678	673	693	642	707	725	719
Net profit (NIS million)	1,172	1,232	260	276	317	319	235	343	326	328
Cash flow from operating activities (NIS million)	2,225	2,064	587	573	465	600	482	526	517	539
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	825	834	226	170	219	210	205	207	227	195
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	94	132	22	46	16	10	15	22	54	41
Free cash flow (NIS million) (2)	1,494	1,362	383	449	262	400	292	341	344	385
Number of active subscriber lines at the end of the period (in thousands) (3) (8)	1,916	2,010	1,916	1,942	1,961	1,968	2,010	2,031	2,050	2,068
Average monthly revenue per line (NIS) (ARPL) (4) (8)	54	57	53	54	54	56	55	57	57	58
No. of outgoing use minutes (millions)	4,475	5,006	1,068	1,132	1,098	1,177	1,136	1,297	1,257	1,316
No. of incoming use minutes (millions)	4,972	5,297	1,205	1,266	1,220	1,281	1,252	1,383	1,314	1,348
Number of active subscriber lines at the end of the period (in thousands) (7)	1,635	1,558	1,635	1,608	1,593	1,580	1,558	1,539	1,521	1,503
The number of which are internet lines at the end of the period - wholesale (in thousands) (7)	532	377	532	484	444	414	377	347	323	290
Average monthly revenue per Internet subscriber (NIS) – retail (8)	90	89	92	90	90	90	90	88	90	90
Average bundle speed per Internet subscriber - retail (Mbps) (5)	51.5	43.4	51.5	49.5	47.2	45.1	43.4	41.8	40.2	38.9
Telephony churn rate (6)	9.8%	10.2%	2.4%	2.3%	2.4%	2.7%	2.4%	2.6%	2.4%	2.8%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. Bezeq presents this index as an additional index for assessing its business results since this index is generally accepted in Bezeq’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of Bezeq’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq presents free cash flow as an additional index for assessing its business results and cash flows because Bezeq believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by Bezeq. Wholesale - Internet lines provided through a wholesale service to other communications providers.

(8)	Bezeq revenues have been reclassified so that certain revenues are now classified under the Cloud and Digital category. Accordingly, retroactive amendments were made to these items (number of active subscriber lines and average monthly revenue per line and internet subscribers).

Pelephone

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenue from services (NIS million)	1,782	1,818	437	461	449	435	439	468	456	455
Revenue from sale of terminal equipment (NIS million)	764	812	214	174	183	193	213	181	202	216
Total revenue (NIS million)	2,546	2,630	651	635	632	628	652	649	658	671
Operating profit (NIS million)	72	32	15	22	30	5	(4)	27	8	1
Depreciation and amortization (NIS million)	383	380	90	100	99	94	89	92	95	104
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	455	412	105	122	129	99	85	119	103	105
Net profit (NIS million)	95	61	21	24	34	16	3	32	13	13
Cash flow from current activities (NIS million)	605	582	86	209	193	117	65	152	180	185
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	309	241	76	78	82	73	63	64	63	51
Free cash flow (in NIS million)(1)	296	341	10	131	111	44	2	88	117	134
Number of subscribers at the end of the period (thousands) (2) (5)	2,525	2,402	2,525	2,475	2,410	2,430	2,402	2,348	2,260	2,692
Average monthly revenue per subscriber (NIS) (ARPU) (3)(6)	61	63	58	63	61	60	62	68	68	57
Churn rate (4)	28.2%	23.7%	6.9%	7.1%	6.3%	7.9%	6.3%	6.1%	6.2%	5.2%

(1)	See comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. A customer may have more than one subscriber number (line).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate as from Q2 2017 does not include the effect of the writing off of 83,000 CDMA subscribers when the network was closed down, and in Q2 2016 it does not include the writing off of CDMA subscribers as noted in note 6.

(5)	On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.

(6)	In Q2 2016, Pelephone wrote off 499,000 CDMA subscribers. The effect of writing off the CDMA subscribers led to an increase of NIS 11 in Pelephone’s average ARPU in every quarter beginning in Q2 2016.

Bezeq International

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	1,537	1,548	379	367	407	384	392	384	377	395
Operating profit (NIS million)	174	176	41	39	45	49	47	45	47	37
Depreciation and amortization (NIS million)	135	137	35	34	33	33	34	35	35	33
Operating profit before depreciation (EBITDA) (NIS millions)	309	313	76	73	78	82	81	80	82	70
Net profit (NIS million)	127	125	31	27	33	36	33	33	33	26
Cash flow from current activities (NIS million)	277	269	82	74	69	52	86	65	69	49
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million) (2)	139	119	35	29	46	29	25	24	33	37
Free cash flow (NIS million) (1)	138	150	47	45	23	23	61	41	36	12
Churn rate (3)	23.4%	20.4%	6.8%	6.3%	5.0%	5.3%	5.2%	5.5%	4.5%	5.2%

(1)	See comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

DBS

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	1,650	1,745	404	406	416	424	438	434	434	439
Operating profit (NIS million)	163	264	27	35	49	52	68	62	77	57
Depreciation and amortization (NIS million)	285	296	72	72	71	70	71	75	74	76
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	448	560	99	107	120	122	139	137	151	133
Net profit (loss) (NIS million)	(244)	68	11	(123)	(151)	19	395	(142)	(114)	(71)
Cash flow from current activities (NIS million)	430	629	95	115	169	51	207	154	110	158
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	234	208	53	69	52	60	41	50	58	59
Free cash flow (NIS million) (1)	196	421	42	46	117	(9)	166	104	52	99
Number of subscribers (at the end of the period, in thousands) (2)	587	614	587	597	603	608	614	618	623	629
Average monthly revenue per subscriber (ARPU) (NIS) (3)	228	233	226	226	229	232	237	233	231	231
Churn rate (4)	18.8%	15.9%	5.9%	4.8%	3.8%	4.3%	3.6%	4.5%	3.6%	4.2%

(1)	See comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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

Fixed-Line Telephony Services

Bezeq had approximately 1.9 million active fixed telephone lines as of December 31, 2017. Bezeq’s fixed-line telephony services include basic telephony service on domestic telephone lines and associated value-added services, such as voice mail, caller ID, call waiting, call forwarding and conference calls. Bezeq also offers its business customers national toll-free numbers which provide for full or partial payment for customer calls by the business customer.

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

Fixed-Line Broadband Internet Infrastructure Access Services

Bezeq provides broadband Internet access infrastructure services in xDSL technology. Internet service has become one of Bezeq’s main activities and is a central focus for its investments in technology, marketing, advertising, customer acquisition and upgrades. The average surfing speed of Bezeq’s Internet subscribers at the end of 2017 was 51.5 Mbps compared with an average of 43.4 Mbps at the end of 2016.

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

Graph – Changes in the surfing speeds of Bezeq’s Internet subscribers in 2012-2017
(in Mbps at the end of each year)

Transmission and Data Communication Services

(*) For bundles with a range of speeds, the maximum speed per bundle is taken into account.

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

There has been a decline in use of Bezeq’s transmission and data communication services by communications providers, in part as a result of the competition from other communications groups.

Cloud and digital services

Beginning in 2017, Bezeq centralizes its revenues under this category separately. These services are defined as computing services provided to users by remote computer, whereas the user connects through the internet or a special communication line. In cloud computing, the data and business logic of the computer systems in servers and computing centers and operated from remote terminal units. Accordingly, users are not required to purchase and manage computing resources and systems, and instead, they hire them as a service from providers that offer computing power that is accessed remotely via the Internet.

This category includes virtual server, Bcloud and Bcyber services; smart home, smart business and smart city services; private virtual PBX (IP Centrex) services; and B144 services, which Bezeq’s advertising platform for digital advertising and marketing to small businesses, WiFi, SMS, BCAM and remote backup.

Other Services

Bezeq provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by Bezeq are infrastructure services, infrastructure upgrades, connection to Bezeq’s network, billing services, leasing of space, and services in leased premises.

Broadcast services

Bezeq operates and maintains radio transmitters which are operated by the Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), among others, and also maintains and operates the transmitters of several regional radio stations and the DTT transmitters for the Second Authority. Bezeq is not responsible for the content of the broadcasts.

Contract work

Bezeq installs, maintains, and operates networks or subnetworks for various customers (e.g., the Ministry of Defense, HOT Telecom, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies). Bezeq has agreements with HOT Telecom to provide installation, maintenance and network hosting services using Bezeq’s infrastructures.

Bezeq is not dependent on a single customer, and there is no customer that accounts for 10% or more of Bezeq’s total revenue.

Bezeq’s revenues are divided into two main customer types: private (53%), and business, which includes revenue from the service providers in the wholesale service (47%). The distribution is by revenues, as shown in the following table (in NIS million):

	2017	2016	2015
Revenue from private customers	2,232	2,329	2,507
Revenue from business customers	2,012	2,054	1,900
Total revenue	4,244	4,383	4,407

The following table shows the distribution of Bezeq’s Domestic Fixed-Line Communications revenues from its main products and services in its segment of operation, 2015-2017 (in NIS millions):

	2017	2016	2015
Revenues from Bezeq’s fixed-line telephony	1,281	1,392	1,499
Percentage of total Bezeq’s Fixed-Line revenues in the segment	30.18%	31.76%	34.01%
Revenues from Internet infrastructure services	1,544	1,500	1,450
Percentage of total Bezeq’s Fixed-Line revenues in the segment	36.38%	34.22%	32.90%
Revenues from transmission and data communication services	975	1,069	1,053
Percentage of total Bezeq’s Fixed-Line revenues in the segment	22.97%	24.397%	23.89%
Revenues from cloud & digital services	230	203	184
Percentage of total Bezeq’s Fixed-Line revenues in the segment	5.41%	4.63%	4.17%
Revenues from other services	214	219	221

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone.

Pelephone	As at and for the year ended December 31, 2017
(in millions, except percentages)
Revenues (in NIS)	2,546
Estimated market share (as of September 30, 2017)	23.3%
Active lines	2.6
Churn rate	28.2%

Services provided by Pelephone:

Package services. Package services provided by Pelephone include:

●	Basic telephone services (voice) including basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages.

●	Browsing and data communications services – Internet browsing using 3G and 4G mobile devices.

●	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

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

The mobile radio telephony segment is extremely competitive. Competition in this sector has led to high subscriber churn between the cellular operators and erosion of their revenues, and to an increase in the internet browsing volume included in the base package that has caused significant erosion of the ARPU. The growth in the number of subscribers in the past two years has compensated for price erosion, halting the erosion of Pelephone’s revenues, which it has experienced in recent years. In the Reporting Period, revenues from mobile radio services amounted to NIS 1,782 million compared with NIS 1,818 million in 2016 and NIS 1,999 million in 2015.

Opening of the market to parallel imports and opening of multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. Abolishing of purchase taxes on imported terminal devices in 2017 further contributed to a decline in turnover. To minimize damage to revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment. The launching of Chinese brands alongside the launch of lower price models of devices of other manufacturers has led to a decline in the average revenue per device. In February 2016, Pelephone launched a private brand of terminal equipment (GINI) that includes several models of devices. Pelephone’s revenue from terminal electronic equipment in 2017 amounted to NIS 764 million, constituting 30% of its total revenues compared with revenues of NIS 812 million in 2016, constituting 31%. Most terminal and electronic equipment is sold on installments.

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

Pelephone offers its subscribers comprehensive voice, data and text messaging services and advanced multimedia services through its nationwide network. Pelephone’s basic cellular telephony (voice) services include basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. Pelephone’s customers can also access Internet services by using their handsets or through a cellular modem, or netstick. Pelephone’s value-added services include short text messages, or SMS, multimedia messages, or MMS, and content services. Pelephone also offers its customers handset repair services for a monthly payment.

Pelephone offers a variety of packages that combine the several services it makes available to subscribers.

Pelephone also provides international roaming services, based on agreements it has with cellular telephony operators abroad. In addition, Pelephone provides inbound roaming services to the customers of foreign operators while they are in Israel.

Revenue from products and services

Terminal equipment – Pelephone offers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets, game consoles and related electronic equipment.

In 2016, Pelephone launched a private brand of terminal equipment (GINI).

In April 2017, the Finance Minister announced an economic plan that includes the elimination of import duties and purchase taxes. As part of this plan, the Finance Ministry decided to abolish purchase tax on imported mobile devices, which was 15% of the value of the device.

The following table provides a breakdown of Pelephone’s revenues from products and services (NIS in millions) in the last three years:

Products and services	2017	2016	2015
Revenue from services	1,782	1,818	1,999
Percentage of Pelephone’s total revenue	70%	69.1%	69.2%
Revenue from products (terminal equipment)	764	812	891
Percentage of Pelephone’s total revenue	30%	30.9%	30.8%
Total revenue	2,546	2,630	2,890

The following table provides a breakdown of revenue from customers (in NIS millions) in the last three years:

Products and services	2017	2016	2015
Revenue from private customers	1,541	1,616	1,750
Revenue from business customers*	1,005	1,015	1,140
Total revenue	2,546	2,630	2,890

*	Revenue from business customers includes revenues from hosting agreements.

At the end of 2017, Pelephone had 2.6 million subscribers. Pelephone also had 770,000 prepaid subscribers (customers who pay for communications services in advance) at the end of 2017. The revenues from these customers are not material in relation to Pelephone’s total revenues.

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

In the internet service provider (ISP) sector, some 80 companies have so far been granted ISP licenses, among them holders of special licenses for providing these services and special general licenses authorizing them to provide international call services, domestic operator services and MRT services.

ISP Services

In the Internet services sector Bezeq International provides Internet service provider (ISP) services for private and business customers, including requisite terminal equipment and support over DSL based transmission, configuration and cable infrastructure. and access services to Bezeq’s Internet infrastructure (as part of the wholesale market); hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; Internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these Internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable.

International data services

Bezeq International provides international data communication solutions for business customers including customized global deployment. The services are provided via Bezeq International’s submarine cable and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as British Telecom, which provide its customers access to their sophisticated global network services.

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International’s services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International’s submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

Business Sector-Data Services and ICT

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. Customer ICT solutions include extensive communications solutions such as server and web hosting services, technical maintenance and support services, system and networking services, outsourcing and out-tasking services, security and risk management solutions, IP based services, cloud computing services, online backup services, market and advertising services for businesses over a digital platform (Bigger) and equipment sales. Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for dealing with the customer (one service provider, one responsibility).

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

Multi-Channel Pay Television (DBS)

DBS broadcasts via satellite include linear channel broadcasts (approximately 150 channels, of which 30 are HD High Definition channels and a 4K channel), as well as radio, music and interactive services.

Furthermore, DBS provides its subscribers online VOD services via the internet (OTT), allowing user selectable content viewing. These services are provided for a service subscription fee (for subscribers who are not yes ultimate subscribers), with additional charge for some of the content.

Connecting to VOD services requires, among other things, the use of certain types of decoders. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly due to the increased supply of available content, increase in available band width at subscribers’ homes and significant increase in use of advanced decoders.

DBS also operates its online OTT yesGo service, allowing subscribers to view its satellite broadcasts of the channels included in this service that they have purchased for home television viewing, as well as VOD content, via a variety of terminal devices.

To allow reception of DBS services online, several types of decoders are installed in the subscriber’s home: decoders enabling reception of SD broadcasts only, and advanced decoders, some of which are PVR converters for recording content, some are HD Zapper decoders for receiving HD broadcasts, and some combine all the foregoing features (HDPVR decoders). DBS also markets state-of-the-art PVR decoders that enable higher resolution viewing, known as 4K or UltraHD.

Most of the PVR decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other (HD Zapper or HDPVR) decoders in the subscriber’s home.

The majority of DBS subscribers use advanced decoders of various types (HD Zapper, HDPVR, PVR and PVR 4K decoders).

Under the terms of DBS’s broadcasting license and the Council’s decisions, its satellite broadcasts include a basic package or one of the core packages that every subscriber is required to purchase (the maximum price for the basic package is supervised by the Ministry of Communications), as well as additional user selectable channels, either as packages or as individual channels.

In January 2018, DBS launched a campaign that reflects a new business model, the highlights of which are: offering a package that includes all the linear channels and VOD service at an inclusive price (other than exclusions) which for most DBS subscribers is a price decrease; the foregoing pricing applies uniformly for all existing and new subscribers. The offer includes the use of regular decoders and one advanced decoder while additional advanced decoders incur an additional cost.

Currently, the acceptance rate of the new offer is high and DBS estimates that most of its subscribers will gradually subscribe, which is expected, together with further measures, to help DBS cope with the increasing competition and subscriber abandonment.

Sting TV Services

In November 2017 DBS launched its online television service known as Sting TV, which includes linear TV channels and VOD content that are part of the service. The service is based on the Android TV operating system which allows content to be viewed via a streamer, smart TV and other terminal devices. The service is made up of a number of content packages, with each package containing linear channels and VOD content, and subscribers can join one or more of these packages, according to choose. As a rule, this service is low cost compared with the services provided under the broadcasting license.

The service is primarily digital (subscribing and customer service are via online interfaces), based on subscriber self-installation (if installation of a streamer is required).

DBS	As at and for the year ended December 31, 2017
(in millions, except percentages)
Revenues (in NIS)	1,650
Estimated market share	37%
Subscribers (in thousands)	587
Churn rate	18.8%

Recent DBS Developments

In April 2018, Altech Multimedia International, or Altec,, manufacturer of ZAPPER HD decoders and KPVR4 decoders purchased by DBS from Draco and OSI, announced its intention to cease its decoder production operations in November 2018. DBS is working with Altek to clarify the significance of its announcement. In addition, DBS has made an increased order of decoders manufactured by Altek in order to provide surplus until an agreement to purchase alternative decoders manufactured by another manufacturer is signed.

In May 2018, Cisco notified DBS of the pending sale of its multi-channel television services to a third party. Cisco says the agreement to sale its services was signed but not completed. DBS is examining the significance of this notice, noting its agreements with Cisco and its relevant operations.

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

Cellular Telephony (Pelephone)

Pelephone’s distribution network includes more than 450 points of sale at which it is possible to join Pelephone’s services. The point of sale network is diverse and includes stores and stalls operated by Pelephone, retail chains that market Pelephone products and 28 customer service and sales centers deployed around the country that engage in sales, repair of devices and customer retention. In addition, Pelephone operates an internal and external telemarketing network. As a rule, these dealers are paid a commission on sales.

In the past year Pelephone continued expanding its distribution network. Pelephone’s subscriber service network includes online channels, including Pelephone’s website and 12 call centers.

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International has sales channels for the private market, including customer recruitment and retention call centers, a country-wide direct sales network (providing “door to door” and point of sale services), a technical support and customer service network and a distribution channel system that includes external marketing and dealership centers. The business market sales channels include customer recruitment centers and business and administration service and solution centers for business customers. Bezeq sells Bezeq International services as part of joint service bundles.

Multi-Channel Pay Television (DBS)

DBS customer service operations are carried out mainly by in-house and outsourced call centers, as well as by self-service via interactive voice response, DBS’s website and set-top boxes. Field technical support and installations are performed by DBS technicians and subcontractors.

DBS’s sales operations are carried out via door-to-door sales personnel, call centers and third-party dealers. DBS focuses its marketing strategy on media campaigns with high presence on television as well as other medias such as radio, newspapers, Internet and billboard commercials, using well-known international actors and marketing special offers. DBS’s campaigns highlight its role as a global technology pioneer with leading value- added services (VOD, PVR, HD, MultiRoom, streamer and mobile applications). DBS also highlights its relationships with other well-known, popular brands.

Networks

Domestic Fixed-Line Communications (Bezeq)

Bezeq has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, FTTC), and also based on an access network (a system that connects NEPs on the subscriber’s premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and the connection from the access systems to the backbone is based mainly on optic cables. In addition, some of the peripheral equipment (equipment installed at the subscriber, such as routers) is owned by Bezeq and leased to the customer.

Bezeq is expanding the deployment of infrastructure, including optical fiber deployment as from 2013 so that the fibers will be as close as possible to the customer’s premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided, in part on the basis of new technologies using the copper cables on the customer’s premises. In this regard, a detailed design of the project and optical fiber purchasing and deployment are being carried out. The project is modular, and Bezeq reviews the project’s scope and outline on a regular basis, as well as the need for adjustments in view of the advancement of relevant technologies and the development of customer needs.

Since by the end of 2016 the distribution of optical fibers was significant whereas advanced technologies that facilitate extensive high-speed provision of the service are still being tested and have not yet reached the necessary technological readiness, and in view of the prices resulting from these technologies, which at this stage are not economical, Bezeq slowed the pace of distribution of the fibers significantly in 2017. As of the end of 2017, Bezeq deployed optic cables to 1.5 million homes and businesses.

Bezeq is focusing its efforts on examining the readiness of the new technologies, which will allow it to provide the service more extensively, and on investments in the existing network with the purpose of increasing the bandwidth, quality and survivability of the network. On March 28, 2018, Bezeq applied to the Ministry of Communications with a request to regulate the ultra-high speeds segment in a manner that would enable wide national deployment of these speeds.

In the NGN used by Bezeq, broadband speeds of up to 100 Mbps download speed and innovative added value services can be provided using VDSL2 technology (Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) at very high speed.) Other advantages of the new technology are simplification of the network structure and better management ability. At the beginning of 2016, Bezeq started testing G.fast and optic technologies in the field, which allow ultra-high-speeds of hundreds of megabits and even 1 gigabit, with the aim of reviewing the technological and economic aspects of operating the network.

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. Pelephone’s cellular telephony license is valid until September 8, 2022. During the years ended December 31, 2015, 2016 and 2017, Pelephone had net capital expenditures of NIS 426 million, NIS 241 million and 309 million (approximately $89 million), respectively, for its network infrastructure.

Pelephone currently operates communications networks using the 4G LTE, UMTS/HSPA and The 4G LTE technology is based on GSM standards. The advantages of this technology are greater data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

UMTS/HSPA is a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. The advantage of this technology is that it supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This communication network is Pelephone’s primary network.

Pelephone’s networks cover substantially all of the population in Israel. Pelephone is continuing to expand and improve the coverage, capacity and quality of its 3.5G UMTS/HSPA+ network. Pelephone’s network architecture is based on two mobile telephone switching offices (MTSOs), each one with an IP based core network that can support all the traffic in the network.

At present, Pelephone’s network infrastructure is based at two switch farms that are connected to more than 2,200 sites. Pelephone’s network is interconnected with the networks of Bezeq and HOT in several locations across Israel. Pelephone’s network is also connected to all of the cellular networks in Israel, the eight Israeli ILD operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal in the Palestinian Authority.

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

Under its mobile telephony license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz and 2100 MHz spectrums to operate its UMTS/HSPA network, and in the 1800 MHz spectrum for operating its LTE technology network. During the course of 2017, Pelephone returned two 1 mega bandwidth frequencies in the 850 Mhz spectrum to the national pool of frequencies and towards the end of April 2017 it received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation is for limited use and for a limited period and will expire at the end of 2019 or earlier, according to the conditions specified in the allocation.

Infrastructure sharing agreements and providing right of use of networks

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

Golan Telecom - Cellcom - Marathon 018. Golan Telecom, Cellcom and Marathon 018 have entered into agreements for radio network sharing and/or hosting. While Marathon 018 is not yet operating in the market, according to media announcements it is expected to begin operating in 2018.

Pelephone is not party to a network sharing agreement, therefore it does not benefit from the savings of a shared radio network, but on the other hand it has exclusive control of its cellular network, maintenance of its technological channel and the scope of its investments. The inventory of frequencies available for its network may be smaller than those of some of its competitors and could allow it less flexibility in managing its networks and require it to find alternative solutions in order to be able to provide competitive services.

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

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone’s IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: Oracle Application ERP system and Amdocs customer management and billing system.

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

In July 2014, Bezeq International launched the “Bigger” service for the business sector in which it offers an innovative digital platform for managing the marketing and advertising of small and medium size businesses.

Bezeq International	As at and for the year ended December 31, 2017
(in millions, except percentages)
Revenues (in NIS)	1,537
ISP
Estimated market share	42.1%
Churn rate	23.4%
ILD
Estimated market share	25.6%

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

Breakdown of Bezeq International’s revenue (in NIS millions):

	2017	2016	2015
Voice services	268	325	379
% of total revenue	17.44%	20.99%	24.02%
Business internet and telecommunication services (ISP, PBX, ICT, data)	1,269	1,223	1,199
% of total revenue	82.56%	79.01%	75.98%
Total revenue	1,537	1,548	1,578

Trade receivables

Bezeq International is not dependent on any single customer and it does not have one customer that provides 10% or more of its total revenues.

Breakdown of revenue from private and business customers (in NIS million):

	2017	2016	2015
Revenue from private customers	563	570	555
Revenue from business customers	974	978	1,023
Total revenue	1,537	1,548	1,578

Multi-Channel Pay Television (DBS)

DBS is the sole DTH provider in Israel. DBS operates a hybrid platform of satellite and IPTV OTT. DBS’s IP platform, based on progressive download technology, enables DBS to provide its VOD service, which was launched in March 2010 using OTT technology, with a versatile and user-friendly interface in HD quality incorporated into the electronic program guide.

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

Competition in the communications industry is fierce, particularly due to the large number of cellular telephony operators, which has brought down prices, increased customer switching and led to a decline in the use of fixed-line telephony minutes and higher churn rates (including many customers without a fixed line at home), which in turn has affected the Group’s results. Following widespread penetration of free applications, there has been a decrease in the volume of cellular minutes and transmission of text messages. Competition has increased in the television services segment by over the top (OTT) streaming television content services (VOD services and linear channels) and receiving Idan+ channels, which are not subject to regulatory supervision and the same liabilities as those of the multi-channel broadcast providers. Implementation of the wholesale market has also intensified competition in the Internet service packages and deepening implementation of the wholesale services may lead to even fiercer competition and customer switching. Competition is also escalating by rival communications groups developing independent infrastructures, operating in the passive wholesale market and participating in relevant tenders. To reduce the impact on performance, the Group Companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

Considering the diversity of the Bezeq Group’s communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Bezeq Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

Communications groups in the Israeli market

Recently, the market is characterized by competition among the communications groups operating in several segments with the aim of providing a solution for all of the customer’s communications requirements.

Cellcom Group - Cellcom Group provide cellular telephony services; fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom’s own transmission network, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, international telecommunication services, fixed-line telephony services using VoB technology; an Internet-based television (OTT) service which includes VOD services, several linear channels, and integration of Idan+ channels.

Cellcom is also deploying independent infrastructures and using Bezeq’s infrastructures in the wholesale market.

Partner Group - Partner Group provides cellular telephony services, transmission and data-communications services, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, and fixed-line telephony services using VoB technology and Internet-based television (OTT) services. Partner is also deploying independent infrastructures and using Bezeq’s infrastructures in the wholesale market.

HOT Group - Hot Group owns a nationwide cable infrastructure and provides multi-channel television services, cellular telephony services, fixed-line telephony services, Internet infrastructure, transmission and data communications services, and IPS services. Certain structural separation restrictions were imposed on Hot Group and specific restriction on marketing joint service bundles that include ISP services.

Additional competitors that do not belong to the above communications groups (such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market) also operate in the market.

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market or may in future market “joint” service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers more attractive tariffs than purchasing each service separately (in some cases with “cross-subsidization” among the bundle’s components), and a comprehensive solution that does away with the need to be subscribed of several different providers. These trends were reinforced with implementation of a wholesale BSA service, which allows operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers. Unlike the other groups, at the date of this report, Bezeq Group is subject to the stricter restrictions in marketing joint service bundles.

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

HOT does not yet provide wholesale services in the absence of a price set by the Ministry of Communications. On January 14, 2016, the Ministry of Communications published a hearing to determine the maximum tariffs for wholesale services on HOT’s network.

Telephony

Bezeq estimates that at the end of 2017, its market share in the fixed-line telephony market was approximately 53% of the private sector and 72% of the business sector, a 2% and 1% decrease respectively compared with 2016 as a result of the significant competition in the fixed-line communications segment.

Bezeq and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and are in fierce competition with each other, which is manifested, among other things, by HOT combining Internet infrastructure, telephony and cable television, and possibly cellular services as well, to households. HOT also markets telephony services to business customers.

Bezeq also faces competition from license-holders for domestic fixed-line communication services, including VoB, which provide the service on Bezeq’s broadband access service, including the wholesale BSA service.

Since July 2017, Bezeq provides telephony services on its network in a resale format to unified license holders that are permitted to provide domestic carrier services. At present, the number of subscribers for this service is negligible.

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

In 2017, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies. However, the continuation of these trends has a minor effect on the fixed-line operation compared with previous years, and since 2015 there has been a decrease in the average movement per line and in the rate of removal of fixed telephone lines.

Partner and Cellcom also provide domestic fixed-line services through companies they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

In the cellular telephony sector, the trend has been for cellular users to use applications that allow making calls and sending messages via the Internet.

VoC services

According to the Ministry of Communications policy, VoC service is a fixed service, the provision of which will be regulated by a general Domestic Carrier License or special license that currently provide VOB services, since VOB or VoC telephony services are telephony services which use IP technology over another entity’s data transmission network (irrespective of whether such network is mobile or fixed) and it is therefore a single fixed service.

As a result of the Ministry of Communications’ decision that provides an exemption to cellular operators from requiring a general license or a permit to set up and operate access points, the cellular operators can use Wi-Fi access points as part of their networks to provide services. This provides them with a transition to providing cellular telephony services over a Wi-Fi network and assists in diverting loads to this network from their cellular network.

Internet infrastructure segment

Bezeq estimates that at the end of 2017 its market share in the internet infrastructure market was approximately 70% (compared with 69% at the end of 2016).

The competition in this field is also lively:

Competition from HOT Group – HOT’s internet infrastructure is deployed nationwide, in which a range of communication services and interactive applications can be provided. On November 13, 2014, the former Minister of Communications decided that HOT Telecom will be required to implement the first stage in completing deployment of its network by November 13, 2016. Implementation of this decision was delayed twice (by May 13, 2018) while during that time HOT was required provide its services to all subscribers in OTT technology on broadband internet (which in practice belongs to Bezeq) in all communities in which it does not currently serve. Moreover, as from October 1, 2017, HOT may use Bezeq’s physical infrastructure. On February 8, 2018, Bezeq contacted the Ministry of Communications raising questions about the legality of delaying the decision and requested its response on the matter. On March 6, 2018, the Ministry responded that the purpose of Bezeq’s letter at such time is unclear. A decision has not yet been made regarding continuation of the additional examination. The Ministry clarified that if it decides to change the layout of deployment set out in the 2014 decision and new recommendations are formulated on the matter, this will be brought to the attention of the public.

HOT’s network is currently the main alternative to competition with the Bezeq ’s infrastructures in the private sector. HOT was compelled to provide wholesale services, including BSA services, but to Bezeq’s knowledge, the actual volume of wholesale subscribers on its network, if any, is negligible.

Competition from ISPs and telecommunication groups - operating the wholesale market enables ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that also include internet infrastructure based on Bezeq ’s infrastructures and services (in exchange for controlled tariffs to be paid by the telecommunication providers to Bezeq). Moreover, if and insofar as the mechanism for preventing a ‘margin squeeze’ is implemented, similar to the one described in the Ministry of Communications hearing, Bezeq ’s ability to market promotional offers of its wholesale services will also suffer, in terms of both time to market (TTM) and prices at which the services are offered.

Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – mainly by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. The capacity of cellular networks has increased substantially due to the rise in popularity of 4G services. However, migration of the cellular operators to 4G in 2015 did not significantly change the interchangeability between cellular internet and fixed-line internet.

Competition from IBC - IBC, which is obligated to have universal deployment according to long-term milestones fixed in its license (allowing provision of services to license holders), is laying a fiber optic infrastructure to provide internet over the electrical grid and has started operating commercially in several cities. According to media reports, volume of subscribers recruited by IBC is not material. Following an amendment to the Communications Law, IBC may use Bezeq’s physical infrastructures.

The fact that Bezeq is restricted in marketing DBS television services (including over the Internet) in view of the structural separation limitations imposed on it puts it at a material competitive disadvantage.

Transmission and data communications

In addition to Bezeq, other companies operating in this segment are Cellcom, Partner and internet companies.

Cellcom has deployed and set up a transmission network which it uses for its own needs and for competition with Bezeq’s services in the transmission and data communications market. Partner also provides transmission and data communication services combined with telephony and internet to business customers.

Cellcom and Partner use Bezeq’s physical infrastructures as part of the wholesale service to compete with Bezeq in this segment and for its own use.

The infrastructure owners IBC (in a volume that is not material) and HOT (nationwide) also operate in this segment. These infrastructure owners may use the Bezeq’s physical infrastructures.

Other competing infrastructures

On November 20, 2017, Cellcom and Partner announced that they are negotiating a potential long-term cooperation agreement for the deployment of fiber optic infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) in the other party’s present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel. Previously, Partner announced the deployment of its optical fibers at an accelerated rate and the launching of commercial marketing of internet infrastructure to customers. Furthermore, Cellcom is still in the experimental stage of connecting households in limited areas where it deployed fibers.

IBC also has a general license to provide fiber-optic based communication infrastructure services to license holders. Under the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optic network and will become the network’s operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years. Furthermore, IBC has a special license (which does not impose a universal obligation) to provide domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines.

The joint holdings of IBC (other than IEC’s holdings) are for sale. The Ministry of Communications allowed (in June 2016) companies without fixed-line infrastructure (Cellcom and Partner) to compete for investment in IBC. In parallel, Partner informed the Ministry of Communications that it intends to deploy optical fibers. According to the Ministry of Communications, these measures are designed to open the fixed-line market (in which Bezeq has a monopoly) to competition, with the emphasis on infrastructure upgrades.

There are also currently a number of infrastructures in Israel with the potential to serve as communications infrastructures, which are based on optical fibers and mostly owned by government companies and entities, such as Israel Railways, Mekorot Israel National Water Co., Petroleum & Energy Infrastructures Ltd., and the Cross-Israel Highway Ltd. Some municipalities are also trying to create an alternative to installation of pipes or fibers by deploying their own infrastructures.

Domestic fixed-line telephony is regulated and overseen by the Ministry of Communications by granting licenses to entities operating in the segment.

In the telecommunications market, three of the general licenses holders that provide domestic fixed-line communication services are obligated to provide service to all those requesting it nationwide (universal service), namely Bezeq, HOT Telecom and IBC, whose license is limited to the principle of providing services to other communications providers, whereas its deployment obligations are gradual extending until approximately 2034. These companies are termed “infrastructure owners”. Other holders of domestic carrier licenses (unified) are not bound by this obligation. The infrastructure owners compete with each other. Nevertheless, the Economic Arrangements Law allowed them to make mutual use of each other’s physical infrastructures (except for the infrastructure owned by IEC, which is required for the provision of critical services) and the infrastructures of another domestic carrier license, so that there can in fact be competition through the physical infrastructures of another license holder, and in practice, mainly on Bezeq’s infrastructures.

Fixed-line telephony is characterized by a lively competitive dynamic. Bezeq’s competitors are HOT Telecom and VoB service providers which have been operating under license for several years with no obligation to provide universal services, and without their own independent access infrastructure. Since July 2017, holders of a single license are permitted to provide domestic fixed-line services, purchase telephony services from Bezeq in a resale format, and provide telephony services without their own infrastructure. Some of them compete with Bezeq as part of telecommunications groups, and Bezeq believes that the cellular companies are also its competitors in the telephony segment.

The internet segment is characterized by high rates of penetration, which is attributable to the deployment of a national access infrastructure. Bezeq’s main competitor in this segment is HOT. Upon implementation of a wholesale market, ISPs compete with Bezeq in providing service packages, including broadband internet access infrastructure using Bezeq’s infrastructures, at wholesale prices. Bezeq is also exposed to competition from the cellular companies.

In the wholesale services segment, HOT competes with Bezeq as the owner of infrastructure compelled to provide wholesale services (although even though tariffs have been set out in regulations for some of the wholesale services on HOT’s network, these are provided in a negligible volume, if at all).

In the transmission and data-communications segment, Bezeq competes mainly with HOT Telecom, Cellcom and Partner, which operate as communications groups and provide a full communications solution to customers.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of Bezeq and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Bezeq Group companies, the possible repercussions of the Market Concentration Law, further development of the wholesale market, the lack of symmetry between the ability of Bezeq and the competitors to provide a comprehensive service, the new services that Bezeq will be permitted to provide, the tariff policy, cancellation of the structural separation, the extent of flexibility granted to Bezeq when offering unbundleable service bundles, including with subsidiaries, and technological developments.

Internet Access-Infrastructure and ISP Services

In the Internet segment, growth has been recorded in recent years in terms of number of subscribers. The Internet segment is characterized by a rise in surfing speeds and the adoption of advanced services and value-added applications. In 2017, there was a 4% increase in the number of fixed-line Internet subscribers in Israel. In 2017, against the backdrop of introduction and expansion of the wholesale Internet services, the number of Bezeq’s Internet subscribers (retail and wholesale) increased by 5% compared with 2016. Average monthly revenue per Internet subscriber (retail) rose by 2% compared with 2016.

Graph - Internet subscribers - wholesale market since launching of the service in the first quarter of 2015 (quarterly, in thousands):

Graph - Distribution of internet lines on Bezeq infrastructure (quarterly, in thousands):

The transmission and data communications segment

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers’ broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area. There is also a decline in use of Bezeq’s transmission and data communication services by communications providers, in part as a result of the trend of entry of communications groups. This trend is expected to increase due to the use of physical infrastructure (as part of the wholesale services provided by Bezeq) also for cellular requirements.

ISP Market

The market is saturated with competitors, the main ones being Bezeq International, Cellcom, Partner and Hot Net. Bezeq International estimates that its share of the ISP market at December 31, 2017 is 42.1%. Competition in 2017 was reflected by price erosion. Developments in this market in 2017 include:

●	Strengthening the service bundle sales trend, particularly due to the expansion of the wholesale sales model operations (provider + infrastructure) in 2017.

●	Continuing the increasing trend in sales of added value services such as anti-phishing, ransom attack and other cyber protection services.

●	Due to market saturation, emphasis is given to strengthening customer loyalty.

Cellular Telephony Services Market

There are currently five operators with mobile telephony license in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators). In addition, it should be noted that, according to media announcements, another company, Marathon 018 is expected to begin operating as a sixth operator with mobile telephony license during the course of 2018. The extreme market competition is reflected in the high subscriber churn between operators, substantial erosion of rates and profit margins.

In 2018, a number of factors are expected to affect Pelephone’s activities. Pelephone expects that in 2018 subscriber churn will continue and competition will focus on increasing added value and browsing volume in the packages offered to the customers. Pelephone expects that as a result of the increase in browsing volume offered in its packages and the increase in number of subscribers using the 4G network, the upward trend of online data communications consumption will continue.

Cellular network and product innovations

In 2018, Pelephone expects to continue investing in its LTE mobile telephony network and establishing its position as a high speed, top quality and cutting-edge network. Concurrent with investments in the network, Pelephone is expected to continue promoting a number of services and products that will enable an increase in revenues and increase its image advantage over the competitors: cyber services, data and big data SIM solutions, IOT, further focus on large-scale launches and development of the online store.

Infrastructure sharing

Infrastructure sharing allows consolidation of the cellular operators’ sites and substantially reduces the operating and maintenance costs of the radio sites of each operator. Infrastructure sharing in the market is as follows:

●	Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company that received a special license for providing radio cellular infrastructure services to cellular operators.

●	Cellcom and Marathon 018 engaged in a network sharing agreement, subject to obtaining the approval of the Ministry of Communications.

●	Golan Telecom hosted on Cellcom’s network without a network sharing agreement. At the same time, since Electra’s acquisition of Golan Telecom, Golan Telecom, Electra and Cellcom engaged in a network sharing agreement (that was approved by the Ministry of Communications).

Virtual operators - MVNO

While several MVNO licenses have been granted to virtual operators, only a few MVNO licenses are active.

The cellular telecommunications market is dynamic with frequent technological developments in all areas of operation (handsets, telecommunications network technologies and value added services). These developments impact the segment of operation on a number of levels.

Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel operate primarily using the UMTS/HSPA and LTE technologies, which are planned for upgrade to the LTEA (LTE Advanced) technology.

Since 2014 Pelephone has been extending its LTE network and the network is currently available in most parts of the country and Pelephone is continuing to extend it to the rest of the country. As of 2017, Pelephone utilizes three technologies: MIMO4x4, Beam Forming and Quam 256 to improve performance and increase browsing speeds on fourth generation websites. These technologies have been recognized by the GSA as technologies that affect quality of the speed, and Pelephone is believed to be the only company in Israel and one of only 39 cellular companies worldwide to utilize these technologies. Additionally, in 2017 Pelephone began integrating Carrier Aggregation technology (that enables optimal utilization of the frequency spectrum and increases browsing speed) at some of its sites. On April 20, 2017, Pelephone received permission from the Ministry of Communications to operate the LTE Advanced technology (LTEA).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of the investment in such technologies.

Smartphones

The introduction of smartphones continues to increase the consumption of data transmission services, coinciding with the increase in supply of apps and video services. In addition, there has been an increase in the rate of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

Below is a breakdown of the number of subscribers of Pelephone and of its competitors in 2016 and 2017 (in thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	HOT Mobile	Golan Telecom	MVNOs (1)	Total subscribers in market
As at	No. of subscribers (2)	2,400	2,700	2,800	1,450	850	210	10,400
December 31, 2016	Market share	23.1%	25.9%	26.9%	13.9%	8.2%	2%

At Sept 30,	No. of subscribers (2)	2,480	2,680	2,800	1,560	900	230	10,650
2017	Market share	23.3%	25.2%	26.3%	14.6%	8.5%	2.1%

(1)	Most of the MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	The number of subscribers as of September 30, 2017 and December 31, 2016, are based on the public reports issued by Cellcom, Partner, HOT Mobile and Golan Telecom (in Electra’s financial reports).

ILD Market

As of the end of 2017, there are more than ten participants in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile). Bezeq International estimates that its market share for outgoing international calls at December 31, 2017 is 25.6%, a substantial improvement compared with its market share of 21% at December 31, 2016. Competition is focused on specific population sectors.

In 2017 the number of call minutes decreased, among other things, due to an increase in the use of the WhatsApp application for making calls via the internet. As a result of this and other factors, Bezeq International believes that this service has become a commodity.

Communication solutions for the business sector

In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2017, Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition which has given rise to erosion of service prices.

Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers’ traffic providing high quality browsing performance, as well as its leading customer service.

The fact that, unlike some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

Pay Television Services Market

Currently, there are several competing groups on the market.

DBS’s main competitors are HOT, which was declared a monopoly in the broadcasting sector and holds the largest share of the market, Cellcom, which holds the largest share of the market among the players that do not have broadcasting licenses, and Partner.

Over the past year DBS’s share of this market has decreased.

Breakdown of DBS’s subscriber numbers and market shares as at December 31, 2015, 2016 and 2017:

2017		2016		2015
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
587	37%	614	40%	635	42%

There are several operators in the subscriber television broadcasting sector operating in a number of key categories:

Broadcasting licensees under the Communications Law operating in the multi-channel television sector - DBS and HOT, that provides cable television services, and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector. DBS and HOT provide linear channel and VOD services.

Online OTT multichannel television providers - Cellcom (has been operating for a few years) and others that started operating in 2017 include, Pelephone, Triple C Cloud Computing Ltd., STINGTV (offered by DBS), Next (offered by HOT, in collaboration, via Rami Levy Marketing. These services combine VOD content and linear channel viewing (including the DTT content that is transmitted via the system or online) and can be viewed via a special decoder or via an apps downloaded on a range of terminal devices.

Online television content streaming providers – The online television content streaming providers are mainly international providers such as Netflix, Apple TV services (that charges per viewing) and Amazon Prime services, which provide VOD content viewing options. Currently, some of this content is not translated into Hebrew.

DTT network

There is a digital terrestrial television broadcasting system (DTT), known as Idan+, through which certain channels are broadcast to the public free of charge. At present, the system is operated by the Second Authority for Television and Radio (“Second Authority”). The Minister of Communications and the Minister of Finance may appoint a private operator for its operation, and the Council may also grant a general broadcasting license which will be financed from subscription fees or commercials. It broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Keshet, Reshet and Channel 10), Channel 20, Music Channel (Channel 24), Channel 23 and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, Educational TV Channel and subject-based and niche channels. The channels are broadcast for a broadcasting fees, however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and niche channels.

The DTT is an alternative product, in part, to the multi-channel television broadcasts and is a basic broadcasting platform that is offered together with content services offered by OTT operators (such as Cellcom). Under the Digital Television Broadcasting Law, 2012, a broadcasting body whose broadcasts are part of the “open broadcasts” (i.e. television broadcasts via the sports channels) will give each content provider consent to broadcast its broadcasts via the internet free of charge, subject to the terms set out in the Law. With regard to the commercial channels, the applicability of the foregoing arrangement was deferred for five years (until January 2022), during which special arrangements will apply, including granting a license to any registered content provider that applies for one, at the best price and under the best terms granted by the commercial channel to other content providers under another broadcasting license that is valid when the license is granted, and all as set out in the interim provisions of the Law.

HOT, Partner and Cellcom offer their services together with the other media services they provide, including as part of undetachable bundles (such as the Triple bundles providing landline and mobile telephony and TV services).

Competition in the sector increased significantly in 2017, mainly due to the entry and establishment of local and international online television service providers, which operate at relatively low prices. These providers that operate via the internet, without requiring designated infrastructures, and also without regulatory supervision, have an adverse impact on DBS’s competitive position. DBS believes that this intensification of the competition could have a significant adverse effect on its operations and results.

Competition in the television sector is fierce with a relatively large number of players, some of which operate at very low price levels, increasing the competition in the sector. Increasing the number of subscribers in the current state of competition is mainly possible by recruiting new subscribers from the competitors, requiring substantial resources to be invested in retention of existing subscribers and recruitment of new subscribers.

In 2017, the cellular companies, Cellcom and Partner, began to penetrate the television market, in addition to the further establishment of international participants such as Netflix.

The total market share of the broadcasting licensees, DBS and HOT, is being eroded and DBS’s share is estimated to be 56% of households in Israel. Cellcom’s market penetration rate is estimated to be 6% and Partner’s market penetration rate is estimated to be 1% of the total households in Israel. DBS does not have information regarding the number of subscribers to the international companies operating in the market or regarding the number of DTT viewers. DBS believes that some of these households are also subscribers to one of the broadcasting licensees or the cellular companies operating in the sector. DBS estimates that the chances of increasing the total market share of these participants are not high because many of the remaining households are not potential audiences.

Regulatory

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

According to the Control Permit, the parties (through SP2) must hold not less than 30% of any type of Means of Control (as described below) of Bezeq. Such percentage is permitted to decrease below 30% to no less than 29% for a period of six months, in the event of dilution resulting from the exercise of stock options by Bezeq employees. However, the Communications Order prohibits the issuance of shares which will result in a decrease of our minimum holding requirement in Bezeq (30%) or our ceasing to control Bezeq without the prior consent of the Ministers (certain permitted issuances do not require the Minister’s prior consent). Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. The parties received explicit governmental approval to keep the Control Permit even at a level of a 25% ownership interest. On February 2, 2016, we announced that our wholly-owned subsidiary, SP2, sold 115,500,000 Bezeq shares. As a result, we received gross proceeds of NIS 8.50 per share, or NIS 982 million in the aggregate (approximately $248 million). We retained a 26.34% ownership interest in Bezeq following the closing of the transaction. In addition to our ownership of Bezeq shares, an additional 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.

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

Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of Means of Control in Bezeq. The Communications Order defines “holding” as the holding, acquisition, transfer and encumbrance of the Means of Control in Bezeq, defines “significant influence” as the ability to substantially influence the activity of a company, either alone or together with others or using others, directly or indirectly, which arises by virtue of the possession of Means of Control therein or in another corporation, including where such ability is pursuant to the corporation’s articles of association, or pursuant to an agreement (whether written or oral) with the controlling shareholder. “Means of Control” is defined under the Communications Order as the right to vote at a general meeting of Bezeq, to appoint a director or general manager of Bezeq, or to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation. Additionally, no person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. A person shall be deemed to have “significant influence” if (i) he has the right to appoint a director or the chief executive officer; or (ii) if that person holds 25% or more of the Means of Control of a corporation. Additionally, no person, together with any other person, may appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. We received explicit governmental approval to keep the Control Permit even at a level of a 25% ownership interest.

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

The Concentration Law prohibits a second-tier company from controlling another tier company. In the case of existing pyramidal structures, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law (until December 10, 2019). For the purpose of the law, Bezeq is considered a third-tier company, and accordingly, if by December 10, 2019, we remain a tier company, we will not be allowed to control Bezeq from that date.

Internet Gold (the first-tier company) is currently examining several alternatives for the implementation of the Concentration Law, including, but not limited to, the possibility of raising private debt that will substitute the debentures issued to the public, while delisting its shares from the TASE; merger between Internet Gold and our company; integration with strategic partners, etc. There is no certainty that any of the alternatives will be implemented.

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

Bezeq’s domestic carrier license stipulates that it must maintain structural separation between itself and its subsidiaries. This requires, among other things that management of the companies be fully separate. The structural separation restrictions place the Bezeq Group at a competitive disadvantage, which is worsening over time compared with other communications groups that are not subject to such far-reaching limitations, and based on the ability for the operators to provide end-to-end services to subscribers using wholesale services, mainly BSA. These structural separation restrictions also contribute to high management overheads.

Cancellation of structural separation. In Bezeq’s opinion, many of the conditions for cancellation of structural separation set out in the policy document dated May 2, 2012 concerning expansion of competition in the fixed-line communication whole sale market segment were met several months ago, because many companies operate in the internet-based television service segment following the launch on February 17, 2015 of a broadband wholesale market, in which various service providers offer end-to-end broadband services on Bezeq’s infrastructure to over a half a million customers, and in view of the fact that there is fierce competition in the cellular service segment.

The Ministry of Communications appointed a team, that includes Ministry of Finance representatives, that is charged with advancing the cancellation of the structural separation.

On February 6, 2018, Bezeq sent the Ministry of Communications a letter indicating that it cannot accept the continued procrastination in dealing with this issue and requesting his urgent intervention in canceling the structural separation between it and each of its subsidiaries immediately.

Marketing of joint service bundles with a subsidiary to ease the effect of the structural separation restriction

Bezeq was permitted to offer subscribers joint service bundles with its subsidiaries, subject to approvals by the Ministry of Communications and several terms enumerated in the Domestic Carrier license, including:

●	The bundles must be unbundleable, meaning that a service included in them will be offered separately and on the same terms.

●	At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of Bezeq, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

●	Joint service bundles marketed by the subsidiaries including the services of Bezeq, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only Bezeq’s Internet infrastructure service).

These limitations, and in particular the unbundling obligation, which severely limits the Bezeq Group’s ability to offer discounts on the components of the bundle, puts the Bezeq Group in a competitively inferior position as compared to the competing communication groups which are not subject to a similar limitation in marketing bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group). Bezeq’s limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide full end-to-end services (infrastructure + service provider) to customers at reduced prices compared with the unbundleable bundles that Bezeq can market.

The Ministry demanded changes to the format and sales agreements of the bundles (selling the Internet infrastructure service together with ISP service) mainly transferring bundle customer information to the relevant service provider and splitting the bundle after a year, otherwise the approval granted to Bezeq to a market joint service bundle as set out in the license will be canceled. Bezeq made the change and continued (with the Ministry’s approval) to market the bundle with service providers that entered into an agreement with Bezeq. On March 27, 2017, the Ministry of Communications notified Bezeq that it would not approve Bezeq’s request to market a joint service bundle with DBS, given that the Ministry will, in the near future, be completing several regulatory measures that will allow more complete implementation of the wholesale market reform, including regulation of telephony resell, new regulations relating to Bezeq’s retail tariffs, regulation of a mechanism to reduce profit margins and regulation of the conditions for marketing reverse bundles. According to the Ministry’s notice, it is therefore willing to review requests of this kind for joint service bundles which include a bundle, telephony and television, in at least six months’ time, after it has examined the effect of the above measures on the market and is certain that Bezeq satisfies the regulatory requirements. In its notice, the Ministry reiterated its intention to review, subject to a hearing, the cancellation of the structural separation obligation in Bezeq Group and to examine regulations that will replace the existing structural separation regime, in a manner that could affect the marketing of joint service bundles.

Bezeq was permitted to offer subscribers joint service bundles with its subsidiaries, subject to approvals by the Ministry of Communications and several terms enumerated in the Domestic Carrier license, including the following requirements: (i) the bundles must be unbundleable (a service included in them must also be offered separately and on the same terms); and.(ii) at the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of Bezeq, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

Joint service bundles marketed by the subsidiaries including the services of Bezeq, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only Bezeq’s Internet infrastructure service). These limitations, and in particular the unbundling obligation, which severely limits the Bezeq Group’s ability to offer discounts on the components of the bundle, places the Bezeq Group at a competitively disadvantage as compared to the competing communication groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other HOT Group companies,). Bezeq’s limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the unbundleable bundles that Bezeq can market.

There are other limitations on cooperative ventures between Bezeq and Bezeq Group companies, both under the antitrust laws and conditions enumerated by the Antitrust Commissioner in approvals of mergers between Bezeq and Bezeq Group companies, which prohibit discrimination in favor of Bezeq Group companies when providing certain services, and pursuant to the provisions of Bezeq’s license, which requires it to provide its services equally to all.

Lifting of the restrictions on structural separation and waiving the limitations applicable to cooperative ventures between the Bezeq Group companies, may provide the Bezeq Group with various opportunities to utilize synergies or the facilitate utilization of such synergies.

Recently, a wholesale market model has started being implemented in Israel. The model includes the obligation imposed on Bezeq and HOT, owners of a country-wide fixed-line access infrastructure, to sell wholesale services to other communications operators.

On July 12, 2017, the State Comptroller published a report regarding the Ministry of Communications’ actions to regulate the fixed-line communication segment. By its very nature, the State Comptroller’s report deals with criticism of government ministries (primarily with respect to issues pertaining to Bezeq) and its findings are directed at those entities.  It includes three reports on the following topics:

●	Implementation of the wholesale market reform.

●	The investment in infrastructures in the fixed-line communications segment, and structural aspects, including reference to the Ministry of Communications’ actions in connection with the cancellation of the structural corporate separation in Bezeq.

●	The Prime Minister’s conflicts of interests in his capacity as Minister of Communications.

Wholesale services

The wholesale services were established pursuant to the policy document in which the Minister of Communications adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq’s tariffs and to set wholesale service tariffs in the communications segment (Hayek Committee). The policy document states, among other things, that owners of country-wide fixed-line access infrastructures who provide retail services, including Bezeq, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. The document also stipulates the terms for cancellation of the structural separation and that within six months of publication of the Shelf Offering for the sale of wholesale services by the infrastructure owners, the Minister of Communications will take action to change to a method of oversight of Bezeq’s prices by setting a maximum price and within nine months and that the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

Further to the policy document, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners. The maximum tariffs that Bezeq is permitted to charge for these services were determined by the Minister of Communications with the agreement of the Minister of Finance in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014, or the Use Regulations. Tariffs for HOT’s wholesale services were only published on June 26, 2017. The volume of whole subscribers on HOT’s network is negligible.

BSA services

Bezeq started to provide BSA services on February 17, 2015. This service allows service providers that do not own infrastructure to offer their customers full end-to-end Internet services, including Internet connectivity services and infrastructure services of Bezeq. Since launching of the service, hundreds of thousands of customers have switched to receiving services through these service providers who rely on Bezeq’s infrastructure.

In the initial period of provision of the service, the Ministry conducted an oversight proceeding of Bezeq, which led to the imposition of NIS 8.5 million in fines. Bezeq paid the amount of the fines and petitioned the court against this proceeding, which was dismissed in January 2018. On March 14, 2018, Bezeq filed an appeal against dismissal of the petition. In addition, disputes erupted between Bezeq and the service providers regarding implementation of the service portfolio. These disputes concern the payments owing to Bezeq for the service and division of responsibility for installation and malfunctions.

The Ministry held hearings on various issues related to implementation of this service. Some of the hearings were initiated by the Ministry for implementation of its policy, some stemmed from the disputes regarding implementation of the service and others derived from Bezeq’s petition to the court prior to launching the service. The results of the hearings may affect the service tariffs and Bezeq’s competitive position in the market.

The main hearings on the matter dealt with mechanisms for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs (in which a decision was made regarding reduction of the tariffs of the BSA service component), revising the service level (SLA) requirements, and the procedure for movement of customers between operators, etc.

On August 29, 2017, the Ministry of Communications published a secondary hearing (for the hearing published on November 17, 2014), with respect to the determination of the format for reviewing a market squeeze by fixed-line broadband network owners in marketing offerings, whereby it is considering allowing the infrastructure owners to conduct their own review to rule out a margin squeeze, by means of inspection tools to be approved by the Ministry (in addition to the limited advance review track). As considered, the effective tariff for the reviewed service or group of reviewed services will not be lower than the minimum price level set for marketing those services examined by the license holder. In the hearing, “license holder” includes Bezeq, Bezeq International, DBS, HOT Broadcasts, HOT Telecom and HOT Net. On November 14, 2017, Bezeq submitted its comments on the hearing whereby there is no reason to determine a format for examining margin squeeze, although if such format is determined, the independent inspection mechanism proposed in the hearing should be expanded. Bezeq believes that if the margin squeeze review format is applied, it could affect the ability of Bezeq and Group Companies to market bundles with respect to the timing of the offers and the prices they will be able to offer.

Wholesale service use of physical infrastructures

Pursuant to the service portfolio that entered into force on July 31, 2015, Bezeq allows service providers without infrastructure to use its physical available-for-transfer communication cable infrastructure and available dark fibers out of Bezeq’s available optic cables. In order to connect the service provider’s infrastructure to Bezeq’s infrastructure, the service provider must set up a passive infrastructure near Bezeq’s passive infrastructure facility.

In a letter dated July 6, 2016, the Ministry of Communications announced its decision that the infrastructure work will be performed by Bezeq or several companies whose services Bezeq uses in exceptional cases in coordination with it, as opposed to a situation in which the service providers without infrastructure that use Bezeq’s infrastructure perform the work. In another letter, it was clarified that these provisions will also apply with respect to the use of Bezeq’s infrastructure by infrastructure owners.

On October 19, 2017, the Ministry of Communications informed Bezeq that it must allow certain contractors to enter its infrastructures and carry out work for the service providers, instead of Bezeq employees, and not only in exceptional cases. Bezeq disputes the information and reasons provided by the Ministry of Communications, it views them as an infringement of its property and a security exposure, and on November 9, 2017, it filed a petition in the High Court of Justice to grant an order nisi against the Ministry of Communications and its Acting Director General to repeal his foregoing decision. In the petition, Bezeq argues that the decision was made in breach of the duty to hold a hearing and in serious violation of its right to present arguments, and that the decision is unreasonable and disproportionate given that it will lead to chaos in the communications infrastructures, exposing them to risks without any grounds or justification. The petition was dismissed on January 29, 2018. At the publication date of the report the service providers work on Bezeq infrastructures through contractors and are in the process of regulation regarding use of Bezeq’s infrastructure by additional infrastructure owners as well.

Since it is a service in a completely new format, differences of opinion arise from time to time, some of which disputes the Ministry has decided, whereas with respect to others, such as transfer on infrastructures that do not belong to Bezeq, the Ministry is yet to decide.

In the amendment to the Communications Law, as applied in the Economic Arrangements Law, the obligation of a licensed domestic carrier to allow other licensed domestic carriers (which are not necessarily license holders without infrastructure) access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) for performance of any telecommunications operation and provision of any telecommunications service under its license. This means allowing IBC to use Bezeq’s passive infrastructure and as from October 1, 2017 also HOT Telecom, at tariffs to be set by the Minister of Communications with the agreement of the Minister of Finance by April 1, 2018, whereas until these tariffs are set, the tariffs set in the Use Regulations will apply. Once these tariffs have been established, settling of accounts will be made between Bezeq and HOT Telecom only. Bezeq is negotiating with these infrastructure owners regarding formats for implementation of the service. Tariffs and an appropriate service portfolio, which is required to set out the work arrangements and sites at which infrastructures may be used, have yet to be established, whereas in Bezeq’s opinion, the duty applies only when the applicant for use (HOT, IBC or Bezeq) has no infrastructure. On February 1, 2018, the Ministry of Communications notified Bezeq and HOT (in response to HOT’s inquiry dated January 15, 2018, which is not in Bezeq’s possession) that although the service portfolio does not regulate how HOT will use Bezeq’s passive infrastructures, this does not derogate from the duty of a domestic operator to allow use of its infrastructures according to the provisions of the law, which do not limit (according to its clarification) the use which HOT is permitted to make only for areas in which it does not currently provide any service, and that Bezeq may not stipulate any such limit for granting use, unless determined otherwise. On February 5, 2018, Bezeq responded that its letter sent on December 10, 2017 setting out the process it intends to carry, has not be answered or mentioned at all. Bezeq requested that the matter be examined and that a hearing be held, and that it is awaiting an answer to be able to coordinate how to move forward with HOT.

Wholesale telephony service

On May 18, 2017, the then Acting Minister of Communications issued a decision that Bezeq is to provide telephony services in a resale format for a year beginning on July 31, 2017. Provision of wholesale telephony services (at wholesale prices) on Bezeq’s network was postponed for the 14 months of the arrangement, when the option to extend the arrangement or turn it into a permanent arrangement will be reviewed (a recommendation on this matter will be put for a public hearing). On March 25, 2018 Bezeq wrote to the Ministry requesting that the Ministry extend the arrangement, at the current price and format, and that the arrangement become permanent. The decision is the result of a petition filed by Bezeq in the High Court of Justice against the Minister of Communications’ decision of November 14, 2014 regarding provision of a wholesale telephony service. The petition included claims that the service would be impossible to implement in the service portfolio format (BSA + telephony) and is unjustified. Also, with respect to reverting to the wholesale telephony service portfolio (at significantly lower tariffs than Bezeq’s telephony tariffs), Bezeq clarified that the service format in the service portfolio is impossible to implement, unjustified and contradicts the global trend. The only way that Bezeq may provide the service in the service portfolio format would require switch replacement and would compel Bezeq to perform a complex, disproportionate unauthorized and unjustified procedure.

The decision of May 18, 2017 also set out maximum payments for the service even before being heard, including a fixed monthly payment of NIS 16 per line and variable payment for outgoing calls of 1.6 agorot per minute of outgoing call. According to the decision, the final maximum payments will be determined after a hearing has been held and if it becomes clear in the hearing that the payments must be adjusted, the amounts will be offset retroactively from the date of the decision between the relevant operators. On June 28, 2017, Bezeq submitted its comments on the late hearing in which context it argued that there were serious defects in the calculations on which the maximum payments recommended for the service are based, and that these tariffs are lower than they should be. Bezeq is ready to provide the service from July 31, 2017.

On October 29, 2017, Bezeq received a letter from the Acting Director General of the Ministry of Communications according to which the obligation defined in the hearing regulations with respect to both wholesale telephony service and resale telephony service refers to the provision of telephony services by a domestic carrier as separate, stand-alone services (namely - an obligation to provide telephony service even if it is not on a BSA service).

Bezeq believes that the service may have an adverse effect on its financial results. Nevertheless, at this stage, Bezeq is unable to estimate the extent of the effect since it depends on different variables. Currently, the number of customers who subscribe to the service is negligible.

On October 19, 2017, the Ministry of Communications sent Bezeq a final supervision report regarding implementation of a wholesale telephony service, or the Supervision Report, (after Bezeq responded to an initial supervision report in June 2015) according to which Bezeq violated the provisions by failing to provide the wholesale telephony service on May 17, 2015. Concurrently with the Supervision Report, Bezeq was issued a notice after it was found to have violated the provisions of the Use Regulations and Bezeq’s license, of the intention to impose a financial sanction on Bezeq in the amount of NIS 11,343,800. The Notice also stated that Bezeq must take affirmative action to comply with the instructions of the Ministry of Communications in the matter, since the MoC is considering initiating another proceeding in the same matter. Bezeq submitted its arguments in writing against the intention to impose a financial sanction and against the amount of the financial sanction, according to which Bezeq did not breach its obligations and the application of the financial sanction is out of place. On February 22, 2018, the Ministry of Communications notified Bezeq that it requires more time to carry out further tests prior to a final decision regarding the financial sanction and that in accordance with its authority, it has decided to postpone the date of the decision until March 27,2018.

State Comptroller’s Report dated July 12, 2017

On July 12, 2017, the State Comptroller published a report regarding the Ministry of Communications’ actions to regulate the fixed-line communication segment. By its very nature, the State Comptroller’s report deals with criticism of government ministries (primarily with respect to issues pertaining to Bezeq) and its findings are directed at those entities. It includes three reports on the following topics: implementation of the wholesale market reform, the investment in infrastructures in the fixed-line communications segment, structural aspects, including reference to the Ministry of Communications’ actions in connection with the cancellation of the structural/corporate separation in Bezeq, and the Prime Minister’s conflicts of interests in his capacity as Minister of Communications.

Additional regulatory aspects relevant to the entire Group or several Group companies

Change in interconnect tariffs. The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks. The interconnect fees are determined by the Ministry of Communications as the maximum tariffs in the interconnection regulations. Changes in the interconnect tariffs have an offsetting effect at the Bezeq Group’s level, in view of their impact on both the expenses and revenues of Bezeq and its subsidiaries.

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

Amendments of licenses and additional legislation

Hearing about call center waiting times

On August 18, 2014, the Ministry of Communications published hearings for communication license holders on the subject of regulating the response at the support and call centers, including the definition of the obligations of human responses, a series of other provisions, and a memorandum to amend the Communications Law, which prescribes compensation without the need to prove loss if the response time is longer than that prescribed, and compensation for overcharge. Responses to the hearing opposing the proposed arrangements were submitted. If the proposed arrangement is approved in the format prescribed in the hearings, an increase in the operation costs of the call centers of the Bezeq Group’s companies is possible. On July 26, 2017, the Consumer Protection Bill, Amendment no. 55 (Professional human response on IVR systems), 2017, passed its first reading. Accordingly, the dealers listed in the Second Schedule to the Consumer Protection Law will be obligated to provide a human response after the option to choose a language on an IVR system, where the waiting time will not be more than the number of minutes that has yet to be defined and consumers will not be directed to a voice mail service. On November 21, 2017, in a meeting held by the Knesset Economic Committee on this bill, it was determined that the Ministry of Communications would formulate an appropriate arrangement in the licenses of the relevant communications operators within a given time. On January 28, 2018, the Ministry sent a hearing letter regarding amendment of the licenses of the communications operators, setting out rules regarding routing of calls at call centers to a professional human response, binding response times and quotas, a reporting system, etc. On February 15, 2018, Bezeq submitted its response to this amendment, which de facto cancels the development of the existing customer service system and is disproportionate. Bezeq set out necessary changes to the proposed amendment and requested holding professional discussions in this regard. If the bill and/or license amendment is approved in the current format, the costs of operating the call centers of the Bezeq Group’s companies are likely to increase significantly.

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

Consumer legislation. Changes in consumer legislation affect the operations of the Bezeq Group companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, concerning the cancellation of transactions even after service has begun, disconnection from on-going services, the need for the customer to give express consent to continue transactions after the end of the specified period and sending of messages, provisions concerning a refund of charges collected from the subscribers which are not in accordance with the communication agreement plus fixed handing charges prescribed in the Law, restrictions on debt collection procedures, maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers’ homes. Various bills have also been tabled in the Knesset introducing further amendments to the Consumer Protection Law which may affect the terms of customer agreements and the conduct of the Bezeq Group companies towards their subscribers.

On August 15, 2017, Bezeq received a request to produce documents from the Consumer Protection and Fair Trade Authority, whereby the Authority is conducting an investigation with respect to suspicion of breaches of the Consumer Protection Law. Among other things, the request is for data and detailed information in relation to consumers of surfing packages and/or Bezeq’s internet infrastructures. Bezeq provided the documents as requested.

On December 4, 2017, Bezeq received a demand to produce documents and references from the Consumer Protection and FairTrade Authority regarding the description of Bezeq’s cyber service in various advertisements, further to a previous request to receive advertisements about the service. Bezeq removed the information as required.

Enforcement and financial sanctions. Over the last few years, the Communications Law, the Antitrust Law, the Securities Law and the Consumer Protection Law were amended, giving the regulators powers of enforcement, supervision and imposition of graded fines for violation of these laws or regulations and their provisions. A similar bill to amend the Protection of Privacy Law, 1981, which also includes changes in the penal part of the law, is in advanced stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation affects the way in which the Bezeq Group’s companies manage their affairs, in part with respect to concern for imposition of sanctions, their ability to protect themselves, etc.

The Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose fines on Bezeq for ongoing regulatory matters as well as matters pertaining to implementation of the wholesale market. Bezeq submitted its comments on these oversight reports and notice of the imposition of such penalties to the Ministry. In some cases, the Ministry rejected Bezeq’s position and imposed fines on Bezeq. In addition. provisions enabling administrative enforcement by means of imposing fines or an administrative warning are included in a proposed amendment to the Telegraph Ordinance under the Economic Arrangements Bill.

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

Restrictions on creating charges on the assets of Bezeq Group companies. The Communication Law, the Communication Order (which applies to Bezeq), and some of the communications licenses of Bezeq Group companies, contain restrictions on granting rights to a third party on assets used to provide the critical service or on the assets of the license, as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone’s cellular operator’s license, and Bezeq International’s unified license, there are exceptions permitting the creation of charges in favor of banks without the need for advanced approval, provided that the charge agreement includes instructions to ensure that the services rendered under the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions).

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

Bezeq

Control of Bezeq’s tariffs

The control of Bezeq’s tariffs as described below has a number of implications. Bezeq’s tariffs are subject to regulatory intervention and from time to time, Bezeq is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs could make it difficult for Bezeq to provide an appropriate and competitive response to market changes and to offer competitive prices on short notice. Furthermore, the restrictions on granting discounts on tariffs limit Bezeq in participation in certain tenders.

The following are the main control arrangements over Bezeq’s prices:

●	Under the Communications Law, the Minister of Communications is entitled, with the approval of the Minister of Finance, to determine payments (including maximum payments or minimum payments) for services from a license holder. The payment can be determined on the basis of (1) the cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) reference points deriving from: payment for services provided by the license holder; payment for comparative services; payments in other countries for such services.

●	The tariffs for Bezeq’s controlled services (telephony and others) which are fixed in the regulations, were updated in accordance with a linkage formula less an efficiency factor provided in the regulations, so that on average, Bezeq’s controlled tariffs have eroded in real terms. In the last three years, the prices in the regulation have not been updated and the date of the update has been postponed. Under the provisions of the regulations and the relevant temporary orders, the postponement will be taken into consideration in the next update.

●	The Ministers of Communications and Finance are authorized to prescribe interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions.

●	If tariffs that are neither at the maximum nor minimum levels are determined for supervised services, Bezeq may offer an alternative payments package for a bundle of telecommunication services at such fixed payments, provided that the Ministers of Communications and Finance do not oppose the package. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who use the services offered in the package, and that the smaller the market share of the Bezeq Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be.

●	If maximum or minimum payments are determined according to Sections 5 or 15 the Communications Law, for telecommunication services provided to another license holder, Bezeq may indiscriminately offer any other license holder an alternative payments package for the bundle of services at maximum or minimum payments, and such services together with services for which payment has not been determined according to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

●	Bezeq may request a reasonable payment for a service for which a payment is not determined according to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister of Communications may require Bezeq to notify him of any payment Bezeq intends to request as set out above and of any change in the payment prior to the provision of the service or the change. If the Minister of Communications determines that Bezeq intends to request an unreasonable payment, or a payment that raises suspicion of harming competition, the Minister may set (for a period not exceeding one year) the maximum payment it may request for the service or separation of the payment for the service from the payment for the bundle of services.

On June 27, 2017, Bezeq received a hearing letter from the Ministry of Communications that two alternative supervisory mechanisms for the current tariffs of telephony (and other services for which the tariffs are fixed in regulations):

a.	To convert the existing supervisory method that sets fixed rates (FIX) to maximum rates; the main telephony services (telephone line - NIS 57.92 including VAT, and 1.87 agorot including VAT for calls) will be set in relation to the updated costs structure; for most of the additional services, the present tariff will become the maximum tariff and price control will be lifted for some of the services.

b.	To remove price control from the main telephony services - telephone line and calls, and from additional services that are currently supervised in the form of fixed tariffs, and to set a maximum price for a “supervised bundle” which will include a telephone line and call minutes which Bezeq will offer customers who wish to subscribe to this service, similar to the alternative payments package currently offered by Bezeq for which there is most demand.

Similarly, it is proposed that only existing subscribers of the alternative payments package for the “Kav Kal” (Light Line) service will be able to continue to receive it. The Ministry of Communications is also considering determining that price control will be lifted on PRI channels and the price control on their call components will be canceled. On August 13, 2017, Bezeq submitted its comments on the hearing, opposing the proposed tariffs, and on December 6, 2017 was also heard verbally. Bezeq believes that the change in the control mechanism being considered in the hearing, insofar as this change is implemented, will negatively affect its financial results. Bezeq believes that its retail tariffs will be affected in parallel also as a result of the setting of wholesale prices for telephony services.

Bezeq’s Domestic Carrier license

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

Provisions have been made for the operation of Bezeq’s network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies. Bezeq is required to provide telecommunication services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license. Bezeq provides special services to the security forces. Bezeq is required to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to Bezeq according to Section 13 of the Communications Law.

Extensive reporting duties to the Ministry of Communications are imposed on Bezeq. In addition, the Director General of the Ministry of Communications has the authority to enter facilities and offices used by Bezeq and to seize documents.

The Domestic Carrier license includes restrictions on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order and on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in another material Domestic Carrier as noted in the license, and restrictions on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

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

The main provisions of the Communications Order are these:

●	Restrictions on the transfer and acquisition of means of control in a company, which includes a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications, or the Ministers.

●	Transfer or acquisition of control in a company requires the approval of the Ministers. The Control Permit establishes the minimum holding percentage in each of the means of control in Bezeq by the holder of the Control Permit. A transfer of shares or an issuance of shares that causes the ownership percentage of the Control Permit holder to fall below the minimum percentage is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them are an issuance to the public under a prospectus or sale or private placement to institutional investors).

●	Holdings not approved will be considered “exceptional holdings” and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and Bezeq to submit an application for the enforced sale of exceptional holdings to the courts.

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

“Israeli” requirements are enumerated for the controlling shareholder in Bezeq: for an individual – he is an Israeli Entity (as defined in the Order); for a company – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

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

Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted Bezeq certain powers in connection with real estate, as set out in Chapter Six of the Law. The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a company lawfully established and owned by one of them, and a road, or Public Land”), and other land, or Private Land. With regard to Public Land, Bezeq and any person authorized by it, can enter it to perform network deployment and maintenance works and to provide telecommunication services, provided that the deployment is executed according to the provisions of the Planning and Construction Law. The amendment to the Communications Law and the Planning and Construction Law in the Economic Arrangements Law cancel the duty to obtain the approval of the local Planning and Construction Committee, so certain actions do not require a building permit if performed by a license holder that was granted powers under section F of the Communications Law, if carried out according to an approved plan.

A network on Private Land will be deployed according to the provisions of the Planning and Construction Law and requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. Under the provisions of the Telecommunications (Installation, Operation and Maintenance) Regulations, 1985, if Bezeq is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device on the applicant’s premises (or shared premises), Bezeq may request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of Bezeq, and it may use the device to provide service to other applicants as well.

Under the provisions of the Planning and Construction (Application for a Permit, its Terms and Tees) Regulations, 1970, an applicant for a permit to construct a residential building is required to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, Bezeq’s license was amended (as were the licenses of HOT Telecom and DBS), so that if Bezeq uses the internal wiring (part of the access network installed in residences and in apartments intended to be used by those residences only) for provision of its services, it is obliged to provide maintenance services for that wiring installed by the permit applicant, without this granting it any proprietary rights in the internal wiring. Pursuant to the hearing published on May 7, 2015 on the subject of wiring in residential buildings, the Ministry of Communications is holding a round table with Bezeq, DBS, HOT and IBC to reach an arrangement regarding installation of infrastructure in new buildings.

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

The Commissioner’s declaration that Bezeq is a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

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

On March 20, 2018 a ruling was issued by the Antitrust Tribunal in the appeal filed by Bezeq against the decision, according to which the decision was dismissed, following a joint motion filed by the parties. In accordance with the ruling, the earlier decision was deemed null and void, i.e. as though it was never issued.

On March 7, 2018, Bezeq received notification from the Antitrust Authority that the Antitrust Commissioner is considering determining in accordance with her authority under section 43(A)(5) of the Antitrust Law, 1988, that Bezeq abused its position in contravention of section 29A(a) and section 29A(b)(3) of the Law, and to impose financial sanctions on Bezeq and the CEO for an alleged breach of the provisions of section 29 of the Law and of the provisions of the foregoing sections. According to the notice, the evidence in its possession indicates that Bezeq allegedly made use of its market strength as a result of its control of the passive infrastructure and has placed obstacles in the way of new players who wish to use Bezeq’s passive infrastructure to install communications networks that will be used to compete with Bezeq in providing communications services to consumers, such that this was likely to deter them and prevent them from setting up an independent fixed-line communications network or at least to delay them and limit the scope of the network. According to the notice, Bezeq’s actions raise concerns of harm to the end consumer. The alleged acts of violation by Bezeq are blocking access to private areas and demanding the cutting of fibers. In the light of the foregoing, the Antitrust Commissioner is considering whether in respect of the two violations Bezeq abused its monopoly position, contrary to the provisions of the Law, and is considering imposing an overall fine of NIS 30,953,000 on Bezeq and NIS 736,800 on Bezeq’s CEO. Prior to exercising her powers, Bezeq and the CEO have been granted the right to a hearing before the Commission until May 6, 2018. Bezeq and CEO intend to study the Authority’s notice, exercise the right to a hearing and make their arguments before the Commissioner.

The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies to Bezeq’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies. The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies, and providing incentives for efficient use of frequencies.

On March 22, 2018, the Economic Arrangements Bill (Amendments for Implementation of the Economic Policy for the 2019 Fiscal Year) 2018, was published, which includes an amendment to the Wireless Telegraph Ordinance. The amendment regulates a series of powers (some of which already exist in legislation or secondary legislation) with regard to wireless devices or base stations that are subject to the Ordinance and licensing, the power to grant licenses, power to determine that import and production of devices that comply with the conditions prescribed will not be subject to a license, but rather confirmation of conformity in a short track, powers to exempt from application of the Order, and power to apply the provisions of the Ordinance to devices for transmission of communication signals by electric wire. The powers of the frequencies committee and the supreme frequencies committee, and administrative enforcement are also regulated in the amendment (monetary sanctions).

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

Since 2008, a draft amendment to NOP 36A (NOP 36/A/1) has been tabled. The draft amendment mainly deals with changing the guidelines for the licensing of small and miniature broadcast installations, including determination of different licensing tracks (fast and standard) depending on the location and the public safety range of each installation, and indemnification arrangements for compensation claims under Section 197 of the Planning and Construction Law. If adopted, the draft amendment may give rise to practical difficulties which could impede Bezeq’s ability to provide the public with some of the services it is required by law to provide.

NOP 36B. Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010, but is yet to be approved), the definition of a large broadcast facility was changed so that the licensing of broadcast facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved). The change in definition for small and large broadcasting facilities may give rise to practical difficulties which could impede Bezeq’s ability to provide the public with the services it is required by law to provide.

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

Bezeq has arranged licensing for 76 installations in the Administered Territories, and is in the process of licensing the remaining five installations in the Administered Territories. Moreover, in November 2016, Bezeq received a notice from the Civil Administration (Communications Staff Officer) that it must also organize the licensing of facilities on the customer’s premises (as opposed to the foregoing facilities in Bezeq’s possession). Bezeq estimates that this means obtaining licensing for dozens of sites and it is reviewing its position on the subject.

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

Pelephone

Statutory provisions relating to the environment applicable to Pelephone’s operations

The broadcast sites used by Pelephone are “radiation sources” as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

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

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennas. Discussions are underway regarding these ranges following the World Health Organization’s International Agency for Research on Cancer (IARC) announcement to the effect that radio frequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans.

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

Pelephone’s environmental risk management policy. Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager.

Transparency for consumers. Pelephone is required to publicize and inform customers about the radiation sources that it operates and the mobile handsets that it supplies. The Radiation Supervisor of the Ministry of Environmental Protection publishes information on the Ministry’s website concerning active cellular broadcast facilities and Pelephone publishes information on its website regarding the SAR levels emitted from cellular phones and Ministry of Health regulations regarding preventive steps to be taken when using cellular phones.

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

Pelephone’s mobile telephony licenses. Pelephone’s mobile telephony license and its general license for providing cellular services in Judea and Samaria are valid through September 2022. The primary provisions of Pelephone’s mobile telephony license include:

●	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances revoke it.

●	The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

●	Pelephone is obliged to provide interconnect services to all other operators on equal terms and it must refrain from any discrimination in carrying out such interconnect service.

●	Pelephone is required to refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

●	Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license.

●	In times of emergency, whoever is statutorily competent shall have the authority to issue instructions on Pelephone’s mode of operation and/or manner of provision of services.

●	The license stipulates the types of payments Pelephone may bill its subscribers for cellular services and the reports that it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

●	The license obligates Pelephone to provide services at a minimum standard of service.

●	To secure Pelephone’s undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by Pelephone’s acts, Pelephone is required to furnish NIS 84 million of bank guarantees to the Ministry of Communications.

Ministry of Communications’ decision regarding amendments to the license. In January 2017, the Ministry of Communications issued new guidelines that include dozens of changes to the cellular operators’ license regarding various issues relating to their ongoing handling of customers (including the way billing data is presented, method for joining services, pro rata charges, options for cancelling services, etc.). The applicability dates range from immediate applicability and up to six months from the date of issuance of the guidelines. Pelephone is reviewing these amendments and is preparing to apply them. Implementing the guidelines will require substantial preparation from operational, mechanical and other aspects.

Site construction licensing. Pelephone’s cellular service is provided through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennas. Pelephone uses two main types of broadcast sites along two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices which do not require a building permit under the Communications Law and the Building and Planning Law.

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

Pelephone and its competitors continue to encounter difficulties in obtaining some of the required permits, especially permits from planning and construction authorities. In view of the criticism with respect to NOP 36 by various entities, a proposed amendment was published. The terms of the amendment are more stringent and onerous that the current version and could result in making the permitting process for cellular sites using this track more difficult. The amended NOP 36 is currently pending government approval.

Access devices exempt from building permits. The second track under which Pelephone sets up broadcast sites is the access installation track. The access installations are subject to obtaining specific radiation permits, but are exempt from obtaining a construction permit provided that they are erected under the conditions that are set out in the exemption provision. Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone’s position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

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

Construction of a broadcast site without a building permit constitutes a breach of the law and in some cases it has led to the issuance of demolition orders, the filing of indictments and the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in avoiding the demolition of sites or in delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licenses. These understandings did not require admission of guilt or the conviction of Pelephone’s officers. No assurance can be given that this situation will not continue in the future, or that demolition orders will not be issued or indictments filed because of the failure to obtain building permits.

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

Standardization. Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides. Pelephone complies with the 2015 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) to verify compliance with the standard. The current IQC approval is valid until December 2019. Once a year, an inspection is conducted to ensure that Pelephone’s operations comply with the requirements of the standard. The last inspection was carried out in January 2018 and was successful.

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

Bezeq International

On February 21, 2016, Bezeq International’s license was amended by the Director General of the Ministry of Communications and was replaced by a unified general license for providing telecommunications services, or the Unified License. The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date. Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

Since 2013, the Ministry of Communications has conducted hearings with regard to the re-regulation of the international telecommunications market. Originally, the proposed regulation enabled any fixed-line domestic operator or mobile telephony operator to provide international telecommunications services as part of the service bundles they offer to their subscribers, with conditions, as well as international data transmission and configuration services. Resolutions adopted subsequent to this hearing could have a significant impact on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International’s operations. Bezeq International is unable to estimate the scope of the new regulations that are expected to be adopted subsequent to the hearing.

DBS

Operations of the broadcasting licensees are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. These operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcast. Providing multi-channel television services by non-licensed broadcasters is not subject to the foregoing supervision.

In March 2017, the Minister of Communications adopted most of the recommendations of an advisory committee, or the Broadcasting Committee, regarding the issue of regulation of the broadcasting and content sector, which were published in 2016, and ordered measures for regulating them by legislation and regulation.

Key recommendations to be adopted:

Definition of subscriber content providers

It was recommended that the video-visual content providers be defined according to three categories based on their market share out of the total revenues in the market and continuity of holding such market share: small providers, stable small providers and substantial providers. DBS will be classified, according to these recommendations, as a substantial provider.

Narrow regulation will apply to small providers under the license granted to them, and they will be able to select either commercials or subscription fees as their source of financing. Narrow and broad regulation will apply to stable small providers and substantial providers, which will include obligations to invest in and present original productions.

Original productions

The Committee recommended a gradual reduction whereby the obligation of the substantial providers (HOT and DBS) to invest in original productions will gradually decrease from 8% to 6.5% of their revenues by 2021 and investment in high-end productions will increase from 4% to 5% of the provider’s revenues.

Independent channels

The recommendation of a previous committee regarding the division of ownership of rights in original productions was adopted, based on the principles set out in the report and with respect to the obligation of independent channels to sell original productions.

The committee recommended applying to the Antitrust Authority to grant general permission for collaboration between the owners of the independent channels for marketing and billing, so as to enable them to provide joint content bundles to subscribers.

Regulatory requirements for commercial license holders

The committee recommended granting a commercial license under the Second Authority Law to anyone broadcasting a channel financed by commercials (including a cable broadcasting license that broadcasts a designated channel that will be subject to the supervision of the Second Authority) and the applicability of various types of regulation to different types of commercial license holders.

In February 2018, Amendment No. 44 to the Second Authority Law was enacted, according to which a licensee broadcasting a channel financed by commercials, including a licensee broadcasting a designated channel, will be under Second Authority supervision and subject to compliance with the conditions prescribed under the Law. The Law also imposed different regulatory rules on various types of commercial licensees, and empowers the Minister of Communications to decide that these licensees will not be charged transfer fees for a period of five years.

In addition to adopting the foregoing recommendations, several remaining issues included in the Filber Committee report, as decided by the Minister, are being reviewed by a special team (that has not yet submitted its recommendations), including:

Must sell requirements and competition in the content sector

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

A government bill was discussed in the Knesset, which deals, among other things, with the must sell issue for sports content, including the granting of a license for broadcasting a sports channel or a significant sports operator by their producers. At present, DBS is unable to estimate whether the aforementioned bill will be implemented in legislation, or in what format, and it is also unable to estimate what effect it will have on DBS’s business.

Cancellation of the basic package and the initial basic package

It was recommended that the basic packages offered by HOT and DBS be canceled and that the existing basic package be simultaneously upgraded to become a “core package” that should include, apart from the must sell channels that the license holders are obliged to provide by law, a sports channel and children’s channel that will be produced in Israel. In addition, 75% of the original productions will be available to all core package subscribers on VOD, which will be given equally to all core package subscribers. The price of the core package will be set by the substantial providers so that its current price will serve as an upper price limit and its reasonableness will be reviewed by the Minister and the experts. If the price is found to be unreasonable, the Minister will set a binding maximum price.

As the implementation of the Broadcasting Committee recommendations, including those adopted by the Minister, require legislative amendments and appropriate regulatory decisions, some of which are still in legislation processes that are not yet concluded, Bezeq and DBS are unable to assess whether these recommendations will in fact be implemented in legislation in full or in part, or in what format, and they are also unable to assess the effect of such legislative amendments on DBS’s business, if they will be adopted and the format for adopting them.

Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of DBS subscribers subscribe to campaigns offering DBS services, including various combination content packages, related services, and receipt and installation of terminal equipment, at prices below the listed price.

The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer and they appear in the DBS price list. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. No such prices have been set to date. In addition, the Minister may fix the price of the basic packages.

In 2016, the Council’s decision regarding its policy on special offers and applicability of transparency provisions came into effect, the highlights being:

●	Each primary deal (that includes the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only, or the Initial Pricing Period, during which no price increase will be allowed.

●	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the Initial Price Period.

●	It will not be possible to cancel a special offer during the Initial Price Period, unless permitted by law.

●	It will be possible to agree in advance with a subscriber on the price that will apply after the Initial Price Period, or the Continuation Prices, subject to certain conditions concerning the Continuation Prices and method for notifying the subscriber regarding their coming into effect and regarding the subscriber’s rights to give notice of the termination of the agreement during the period of the Continuation Prices.

●	All primary deals must be published on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers.

●	Customer service centers must offer subscribers the best deals that are relevant to them.

●	The provisions of the decision will not apply at this stage to business customers or large-scale customers, including kibbutzim, workers’ committees, etc.

●	The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council’s decisions, in 2017 and 2018 DBS is required invest an amount no less than 8% of its revenue from subscription fees in local productions, and according to the Communications Regulations and the decisions of the Council, DBS is required to invest various amounts of such investments in different genres of local productions.

In December 2017 the Council decided to defer until 2019 applicability of its previous decision according to which the obligation to invest in local productions would increase to 9%. The Council further decided that in 2018 it will hold a further discussion to review the prevailing legislative status and the financial situation of the license holders, including the formula fixed in the decision for the rate of investment and will issue provisions if it deems fit.

Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers in exchange for payment to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council. In February 2018 an Amendment was enacted to the Law, regulating the Minister’s power to require that the broadcasts of small

Content of the broadcasts and obligations with respect to subscription

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

Ownership of broadcast channels

Pursuant to the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is restricted under the Communications Law from owning a new program producer.

General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees to the Ministry of Communications in the amount of NIS 40 million (principal) to secure DBS’s undertakings under the license. There is a dispute between DBS and the Ministry concerning the linkage mechanism of the guarantees which, according to the Ministry of Communications should currently be NIS 40 million.

Offering service bundles. Under the broadcast license, DBS may offer joint service bundles that include service provided by Bezeq and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the “unbundling” obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to Bezeq. A joint service bundle that includes Bezeq’s Internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services, the adverse impact of such restrictions on DBS’s results may increase if the restrictions on Bezeq’s collaboration with DBS remain in place.

Regulation of the transmission of video content via media infrastructures

DBS believes that the VOD services that it provides via the internet are not subject to the prevailing regulations applicable to multi-channel satellite television broadcasts or other regulations under the Communications Law, similar to the current regulatory situation for online television services (such as those offered by Cellcom, Partner and by DBS regarding its yesGo and Sting TV services). Nonetheless, from the Council’s various decisions it appears that the Council believes it is authorized to also regulate DBS’s VOD services.

If the foregoing regulation of the transmission of video content via the internet will be implemented, it could affect the foregoing services provided by DBS.

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2017, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

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

On October 1, 2016, a new agreement came into effect with Apple Distribution International for the purchase and distribution of iPhones, under which Pelephone agreed to purchase a minimum annual quantity of phones over an additional period of three years at the manufacturer’s current prices on the date of purchase. Pelephone believes that similar to prior years, these quantities will constitute a significant portion of the devices it expects to sell during the term of the contract.

The UMTS/HSPA and LTE network infrastructure equipment are manufactured by Ericsson. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the deployment of the 4G LTE networks with Ericsson. Pelephone believes that it may become dependent on Ericsson regarding support for the 4G LTE network and its expansion. In addition, the cellular network uses transmission networks, for which Bezeq is Pelephone’s main supplier.

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

DBS

Terminal Equipment.

DBS installs a receiver dish and other terminal equipment in its subscribers’ homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed leasing fee paid during the entire period the services are received, or are lent to subscribers.

DBS purchased HD Zapper and 4KPVR decoders manufactured by Altech Multimedia International (Pty.) Ltd, or Altech. The 4KPVR decoders were purchased from Draco Inc. and the HD Zapper decoders were purchased mainly from OSI Maris Ltd, or OSI, which is an affiliate of Draco Inc., and a small number were purchased from Altech. The cumulative purchase volume from Draco and OSI in 2017 amounted to NIS 58 million. DBS is dependent on the decoder suppliers and on Altech. Purchasing decoders of other manufacturers does not involve in itself substantial additional cost, however it will require significant preparation for engaging with such other manufacturer (and possibly also another supplier) and modification of new decoders that will be manufactured for DBS’s broadcasting and distribution. This could, particularly in the event of short notice termination of the contract, cause DBS loss of income. Switching from one supplier to another for purchasing Altech decoders is expected to involve a preparatory period required for engaging in alternative contracts and changes in the supply and maintenance system.

Terminal equipment for Sting TV service

Sting TV can be viewed via a wide range of terminal equipment, including via a streamer. DBS sells a streamer manufactured by Technicolor Delivery Technologies SAS that are imported by OSI, however the service can also be viewed via other compatible streamers.

Broadcasting equipment and computer and communications systems. DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re’em Junction from where it transmits its broadcasts. The broadcasting centers operate reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option).

Operating and encryption systems. DBS purchases from Cisco Group companies, or Cisco, development, licensing, assimilation, maintenance and warranty services with regard to the operating systems of the broadcasting system and the decoders, and the hardware related to these services, including those connected to the encoding of DBS services, and viewing cards that allow the foregoing encoded content to be viewed and applicable licenses for use in the systems and in the decoders, under a frame agreement. At present, these services are also provided with regard to the Sting TV service.

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active decoders and streamers of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice period as set in the Cisco agreement. In 2017, DBS’s payments to Cisco were not material. DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for its operating system.

Computerized billing system. DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited, or together, NetCracker.

DBS is dependent upon NetCracker’s system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. The current project agreement for services and technical support is until the end of 2019. In 2017, DBS’s payments to NetCracker were not material.

Space segment leasing agreement

Under the agreement with Spacecom, or the 2013 Agreement, DBS leases Amos satellite space segments. The 2013 Agreement’s term expires in 2028, whereby in the initial stage, the space segments that were available for DBS to use were on Amos 2 and Amos 3 satellites.

According to the provisions of the 2013 Agreement, once Amos 2 ceases to operate, DBS is supposed to lease space segments on the Amos 3 satellite until 2022 and the Amos 6 satellite that was scheduled to be launched into space in the third quarter of 2016 and whose useful life was expected to end in 2028.

In September 2016, Spacecom reported that an explosion occurred during ground fueling of the launch rocket for the Amos 6 satellite causing total loss of the satellite, which was scheduled to replace the Amos 2 satellite for DBS’s satellite broadcasts and space activities

Subsequently, in April 2017, the shareholders of Bezeq and of Spacecom approved an addendum to the 2013 agreement between DBS and Spacecom, or the 2017 Agreement.

The term of the 2017 Agreement is until December 31, 2028 (without changing the term of the 2013 Agreement), subject to the early termination options set out below.

The satellites on which DBS will lease space segments are: (a) Amos 3 satellite - that serves DBS at the present time; (b) Amos 7 satellite - an existing satellite on which Spacecom owns rights to lease space segments and which, according to Spacecom, positioning was completed at the end of February 2017; (c) Amos 8 satellite - a new satellite that is expected to serve DBS once it begins operating (regarding which Spacecom undertook to make all reasonable effort to ensure that this will be no later than February 2021).

Leased space segments - during the term of the agreement (and subject to unavailability) DBS will lease 12 space segments from Spacecom on two different satellites, according to a division as set in the agreement. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement, under the terms and restrictions set in the agreement.

Cost of leasing - the estimated total nominal cost for the duration of the term of the lease is USD 263 million, reflecting an average annual cost of USD 21.9 million, subject to discount and reimbursement mechanism as set out in the agreement.

Early termination of the agreement: The agreement stipulates a right for early termination without cause, subject to prior notice of 12 months and payment of a consideration according to a mechanism set in the agreement. The right for early termination was also provided for a delay in the agreement for the building of Amos 8 coming into effect, and for early termination at the end of Amos 3 useful life, due to unavailability of Amos 8 satellite, without requiring payment of any compensation and according to the conditions set in the agreement.

In April 2017, the Amos 2 satellite ceased its commercial activities. At present, DBS uses space segments on the Amos 3 and Amos 7 satellites pursuant to the 2017 Agreement. Leasing fees in 2017 amounted to NIS 78 million.

In March 2018, Bezeq’s audit committee and Board of Directors approved an amendment to be entered into the 2017 Agreement, according to which during the period from April 2018 through September 2018 (and for the duration of an additional year, if the parties agree), in place of one of the space segments leased by DBS on the Amos 3 satellite DBS will lease instead on the Amos 7 satellite, and for this swap, DBS will be entitled to a monthly discount of USD 80,000 during the interim period. This amendment has not been signed as yet.

DBS is dependent on Spacecom as the exclusive holder of the rights and the sole provider of space segments used by DBS. Spacecom is also responsible for operating the space segments.

Property

Bezeq

Bezeq’s real estate assets derive from two sources: assets transferred to Bezeq by the State in 1984 under the Asset Transfer Agreement, and assets in which the rights were purchased or received by Bezeq after that date, including assets that it leases from third parties.

The real estate assets are used by Bezeq for communications activities (exchanges, control rooms, broadcasting sites, etc.) and other activities (offices, storage areas, etc.). Some are undeveloped or partially developed and can be used for other purposes.

The following is a list of Bezeq’s assets in accordance with the material rights on the asset. Furthermore, Bezeq has an interest (migration rights, etc.) in other real estate (such as for the construction of offices and laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	316	881	121	Of this, 308 properties cover an area of 848 thousand sq. m. and 95 thousand sq. m. built up are for communication needs, and the remainder for administration needs.
				25 are jointly owned with the Ministry of Communications and/or the Israel Postal Company Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties. The parties operate as required by the provisions of the agreement, and to separate joint debits and systems.
Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in Bezeq’s opinion this does not create material exposure.
Lease	324	26	64	308 properties, of which 14 thousand sq. m. built up are for communication needs and the remainder for administration needs. Of which space, approximately 2 sq.m. of built up space is sublet.
Miscellaneous rights in ‘residential rooms’	2,160	N/A	27 (based on estimate)	These are rooms for cables and installations for residential communications.
For most of the assets, the rights are for use granted to Bezeq under the Communications Law and regulations thereunder, and there are no written rights arrangement with the property owners. In Bezeq’s estimation and based on past experience, this does not create material exposure.
				The data was revised following data cleansing work recently completed by Bezeq.
Right to receive areas for warehouses and offices	A property in Sakia (near the Mesubim junction)	70 net	-	The property was sold.

Registration

At the date of publication of this Periodic Report, Bezeq’s rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Lands Registry.

Real estate settlement agreement

On March 10, 2004, a settlement agreement which was signed on May 15, 2003 among Bezeq, the Administration and the State, or the Settlement Agreement, was validated as a court decision. The agreement concerns most of the real estate assets transferred to Bezeq under the asset transfer agreement signed for commencement of Bezeq’s business activity. The Settlement Agreement stated that the assets remaining in Bezeq’s possession have the status of capitalized lease, and subject to the execution of individual lease contacts, Bezeq will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy or to the administration for an increase in value, if a betterment levy was paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms enumerated in the Settlement Agreement. Bezeq returned 15 properties and two additional properties will be returned after Bezeq receives substitute properties, as provided in the Settlement Agreement.

Sale of real estate

Following a new review by Bezeq’s management, the Board of Directors of Bezeq approved further sales of assets which are inactive and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The migration to the NGN allows Bezeq to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the migration. During 2017, Bezeq sold (in addition to the sale of the Sakia property) 12 properties on a total area of 11,000 sq.m. of land and 26,000 sq.m. built up, for a total sum of NIS 97 million.

On January 21, 2018, Bezeq entered into an agreement for the sale of the Sakia property to Naimi Towers Ltd for a total of NIS 497 million plus VAT. This amount may increase up to a total of NIS 550 million if the buyer, according to its rights under the agreement, postpones the payment date of up to two thirds of the consideration to December 31, 2022. According to Bezeq’s estimate, it will record a capital gain in the amount of NIS 400 million on the date it is allowed to recognize a gain according to the accounting rules, and the final amount of the capital gain will depend on the amounts of the fees and levies imposed on Bezeq for the sale of the property. Bezeq is also expected to record financing revenues of up to NIS 50 million, depending on the date of receipt of the payments for the sale of the property.

In recent years, Bezeq sold land assets that were inactive or could be evacuated relatively easily and recorded material capital gains for such sales. Bezeq has completed the sale of most of the properties (in terms of value) which met this definition and also intends to complete the sale of the remaining properties of this type in the forthcoming years. Selling these remaining properties is likely to generate additional capital gains for Bezeq in material amounts (although at a substantially lower amount than the capital gains recorded by Bezeq in recent years).

It is emphasized that the foregoing also relates to real estate assets for which a concrete sales decision has not yet been made and there can be no certainty regarding the timing of their sale (if at all). Furthermore, the sale of some of the properties may involve difficulties, including a lack of demand or various planning restrictions.

Pelephone

Pelephone does not own any of its sites and leases the premises that it uses for its operations from others, including Bezeq. Pelephone’s radio and switching sites are spread out around the country and are leased for various periods (in many instances, for a period of five years and Pelephone has an option to extend the agreements for another five years).

Pelephone’s headquarters are located in Givatayim, Israel and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2020. Pelephone has an option to terminate the lease, under certain circumstances, commencing in 2018. Pelephone leases 31 service and sale centers throughout Israel and has additional lease agreements for warehouses, offices and telephone call centers that it uses for its operations.

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

Bezeq International

Bezeq International’s property plant and equipment include switching and Internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements. Bezeq International utilizes Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network. Bezeq International’s technological infrastructures, which support voice, data and Internet systems, are deployed at six sites, inside and outside Israel, to provide services with high survivability.

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

DBS

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from 2.5 to 5.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

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

In 2017, DBS paid NIS 248 million for the purchase of broadcast rights.

Employees

On December 31, 2017, we had six employees who also provided services to Internet Gold. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2017, the Bezeq Group employed 11,677 persons, of whom 5,582 persons were employed by Bezeq, 2,551 persons were employed by Pelephone, 1,864 persons were employed by Bezeq International and 1,680 persons were employed by DBS.

Bezeq

The number of Bezeq employees as at December 31, 2017 was 5,582 (compared with 5,649 employees at the end of 2016). The decrease in the number of employees in 2017 compared with 2016 stems primarily from streamlining as a result of continued improvement of processes and technological developments in the interface with the customers. 90% of Bezeq’s employees are employed under a collective agreement (out of which 60% are permanent employees and the remainder are non-permanent employees). The remainder of Bezeq’s employees (10%) are employed under personal agreements, not under collective agreements.

Bezeq has 13 directors, 6 recommended directly by B Communications, 5 external directors and 2 independent according to Israeli law.

The members of the senior management and members of the Bezeq Group’s headquarters are employed under personal agreements which include pension coverage, payment of bonuses based on targets, and advance notice months before retirement.

Labor relations in Bezeq are regulated in collective agreements between Bezeq, the representatives of Bezeq employees and the New General Federation of Workers, or the Histadrut, and in personal agreements. Bezeq employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between Bezeq, the union and the Histadrut, or the Special Collective Agreement, regulating labor relations in Bezeq following the transfer of control in Bezeq from the State to Ap.Sb.Ar. Holdings Ltd., Bezeq’s previous controlling shareholder, and set a new organizational structure for Bezeq.

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

During the term of the Special Collective Agreement, two employee-directors who are proposed by the union will serve on Bezeq’s Board of Directors (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

The Special Collective Agreement also defines the “new permanent employee”, whose terms of employment differ from those of a veteran permanent employee of Bezeq (under the collective agreement): his wage model is according to Bezeq’s wage policy and market wages; at the end of his employment in Bezeq he is entitled to increased severance pay only (depending on the number of years of employment). As part of the retirement arrangements, Bezeq may, at its discretion, terminate the employment of 203 permanent employees (including new permanent employees) each year (relevant for 2017-2021).

The latest amendment to the Agreement was approved by Bezeq’s Board of Directors on August 30, 2015, under which the Agreement and the retirement arrangement were extended to December 31, 2021.

In 2017, 80 permanent employees retired under the early retirement plan.

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

Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Bezeq employees. As of 2005, the early retirement arrangements of Bezeq’s employees is implemented through alternative entities in place of Makefet Fund. On April 24, 2014, Bezeq and Menorah Mivtachim Insurance Ltd. signed an agreement regulating pension payments for the early retirement of Bezeq employees and provision for the payment of old-age and survivors’ pensions to employees who retire from Bezeq under the special collective retirement agreement signed by Bezeq, the Union and the Histadrut on February 12, 2014. The Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issued policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies. The agreement period is until the end of 2016 and in February 2017 it was extended for a further three years.

Management agreement. On June 1, 2016, Bezeq entered an agreement between Bezeq and Eurocom Communications granting Bezeq regular management and advisory services for a period of three years as from June 1, 2016 in consideration of NIS 6,432 thousand per year. In view of the Investigation, payments under the existing management agreement are being withheld. Eurocom Communications is currently not providing chairperson and consultation services.

Labor disputes

In response to the Ministry of Communications Notice to Bezeq to allow certain contractors to access Bezeq’s infrastructures to perform work for the service providers instead of Bezeq employees, on October 21, 2017, Bezeq received a letter from the Chairman of the State Employees Union and holder of the Bezeq portfolio in the Histadrut regarding “a labor dispute with respect to the entry of workers who are not Bezeq employees for core work”. The letter states that the labor dispute declared by the Histadrut in December 2016 is still in effect, and that if an attempt is made by external entities to carry out work in the normal course of Bezeq’s activity, such that the work is performed by workers who are not Bezeq employees (including contractor workers), the Histadrut will be forced to activate the aforementioned labor dispute. Subsequently, on October 25, 2017, the chairperson of Bezeq’s labor union informed Bezeq of a cessation of development work on Bezeq’s infrastructures, whether for Bezeq or for other communications providers. Bezeq applied to the Labor Court to issue an order instructing the workers to refrain from the cessation of work and to immediately return to full, regular work. At a hearing which took place on November 2, 2017 (attended by the Acting Director General of the Ministry of Communications, who was summoned to the hearing by the court), the court ruled that the employees have the right to protest against the direct harm they foresee to their employment conditions, but may, nevertheless, take only short and limited organizational measures. Consequently, the court allowed the workers to take to take reasonable organizational measures for two days only, in the context of which the employees may refrain from cooperating with external contractors on infrastructure work related to the dispute, but will be precluded from taking proactive steps to thwart or disrupt the performance of the work by a third party. An application for permission to appeal this decision, which was filed by the Histadrut representatives, was dismissed on November 27, 2017.

On December 19, 2017, Bezeq received notification of a strike or shutdown in accordance with the Settlement of Labor Disputes Law 1957, organized by the Histadrut, as of January 2, 2018. According to the notice, the issues under dispute are:

The Histadrut’s demand to stop the serious harm to the safety and health of workers who are forced to work in poor safety conditions while endangering their health and in violation of Bezeq’s obligations towards them.

A demand for negotiations with respect to the employees’ exposure to disciplinary proceedings as a result of external contract workers’ uncontrolled activity on the infrastructure.

The Histadrut’s demand to sign a collective agreement that would ensure employment security and the preservation of rights and working conditions, with Bezeq undertaking that there will be no implications for the employment security and working conditions of the employees due to the entry of contractors to Bezeq’s premises and facilities.

Bezeq employees took certain actions in the course of these labor disputes and caused harm of varying intensity to Bezeq’s ongoing operations, while Bezeq acted with all means at its disposal, including by appealing to the Labor Court to stop the employee actions.

On December 19, 2017, another notice was received at Bezeq’s offices of a strike or shutdown, in accordance with the Settlement of Labor Disputes Law 1957, organized by the Histadrut, as of January 14, 2018. According to the notice, the issue in dispute is “a demand to negotiate and sign a collective agreement regarding the implications of the deal being formulated for the transfer of control over the employees in Bezeq.”

Pelephone

The table below provides data with respect to the number of Pelephone employees at December 31, 2017 and December 31, 2016:

	Number of employees
Department	December 31, 2017	December 31, 2016
Management and HQ	217	189
Marketing	51	48
Business customers	1293	1,367
Business customers	349	353
Logistics and terminal equipment division	202	202
Engineering and information systems	439	435
Total	2,551	2,594

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at Pelephone at December 31, 2017 was 2,139 and 2,176 at December 31, 2016.

The majority of Pelephone’s employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone’s other employees are employed under monthly contracts, and some of them are employed under a monthly contract with a global addition for extra hours. The employment contracts include confidentiality, non-competition, and intellectual property restrictions.

On April 27, 2017, a new collective labor agreement was signed by Pelephone, the Histadrut and Pelephone’s workers’ committee, replacing the collective agreement that expired on December 31, 2016. The main points of this agreement are:

The agreement applies retroactively from January 1, 2017 and up to December 31, 2019. After this date, the agreement will be extended automatically for 18-month periods, unless one of the parties gives notice that it wishes to change it.

The inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring of the organization, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

The determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results to be given to employees during the term of the Agreement. The ongoing costs of the agreement are not materially different from the previous collective agreement.

Inventory of positions

Under the collective agreement, Bezeq employed security and sanitation staff who were previously employed as outsourcing staff.

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at Pelephone at December 31, 2017 was 2,139 (at December 31, 2016 - 2,176).

Terms of employment

The majority of Pelephone’s employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. The rest of Pelephone’s employees are employed under a monthly agreement.

Announcement of a labor dispute

On January 31, 2018, Pelephone was informed by the New General Federation of Workers - Cellular, Internet and High-Tech Workers Union, that a labor dispute was announced pursuant to the Settlement of Labor Disputes Law, 1957 and a strike starting February 15, 2018. According to one statement, the matter under dispute is the workers demand for consultation and negotiations regarding the sale of the controlling shares of Bezeq to new controlling shareholders and the arrangement of their rights under it. According to another statement, the matters under dispute are: organizational and structural changes, expansion of services and outsourcing that impact the employment security of the Bezeq’s employees, without prior negotiations with the representatives of the employees.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2017 and December 31, 2016:

	Number of employees
Department	December 31, 2017	December 31, 2016
Head office employees	1,097	1,169
Sales and service representatives	767	736
Total	1,864	1,905

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

On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee that expires on December 31, 2018. The key terms of the agreement include:

●	The agreement will apply to all Bezeq International employees other than the executive management (VPs and those who report directly to them) and another group of employees and managers that the parties agreed upon.

●	The period after which Bezeq International’s employees will be considered as tenured is 36 months, with an option to extend the period for an additional six months with the Committee’s agreement.

●	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

●	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies, summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

●	The agreement will automatically be renewed for additional 12-month periods, unless one of the parties gives notice of their intention to change the agreement.

DBS

The following table provides data with respect to the number of persons employed by DBS at December 31, 2017 and December 31, 2016:

	Number of employees
	December 31, 2017	December 31, 2016
Head office employees	503	532
Sales	241	270
Customer Division	936	951
Total	1,680	1,753

DBS is party to a collective agreement between the New National Labor Federation (the representative labor union at DBS) and the DBS workers’ committee from 2016. The agreement is in force for three years (from September 2016) and thereafter will automatically be renewed for further period of 12 months each time, unless one of the parties give notice of their intention to change the agreement. The agreement applies to all DBS employees (other than a certain number of employees and managers from department head and higher rank). The agreement provides, among other things, the periods after which DBS employees will become tenured employees, mechanisms for involving the Workers Committee in decision making concerning employment and termination of the employment of tenured employees at DBS, as well as annual wage increments and other general benefits DBS will grant to its employees during the term of the agreement.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

Following the announcement by the National Labor Federation in November 2017 of a labor dispute and the intention to strike, which, according to the announcement, is due to the proposed structural reforms and changes in DBS, that includes proposed layoffs, a special collective agreement was signed in January 2018. Under the special collective agreement, the parties will act to implement the structural reforms and changes according to a mechanism set up in the collective agreement.

C.	Organizational Structure

Internet Gold, an Israeli public company, whose shares are listed on the NASDAQ Global Select Market and the TASE, owned 64.78% of our outstanding ordinary shares as of May 14, 2018. Internet Gold is controlled by Eurocom Communications. Eurocom Communications is an Israeli company, part of the Eurocom Group which was established in 1979. The Eurocom Group operates via three main business platforms: Communications, Real estate and Renewable Energy.

Our interest in Bezeq is held mostly by our wholly-owned subsidiaries. As of May 14, 2018, we held a 26.34% ownership interest in Bezeq

D.	Property, Plants and Equipment

Our corporate headquarters are located in a facility in Ramat Gan, Israel, which we lease from Eurocom Holdings at a token rent. The lease agreement is until December 31, 2018, and may be extended for an additional two years period.

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

Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services, or a “bundle” for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors.

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

During the years ended December 31, 2015, 2016 and 2017, the Bezeq Group companies invested NIS 1.6 billion, NIS 1.4 billion and NIS 1.5 billion (approximately $441 million), respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

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

The Israeli annual rate of inflation (deflation) amounted to 0.4%, (0.2%), and (1.0%) for the years ended December 31, 2017, 2016 and 2015, respectively. The annual appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to 9.8%, 1.5% and (0.3%) for the years ended December 31, 2017, 2016 and 2015, respectively. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the NIS against the U.S. dollar. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

Effective Corporate Tax Rate

Israeli corporate tax at the standard rate in 2018 and onwards is set at 23% (the corporate tax rate was 25% and 24% in 2016 and 2017, respectively)

As of December 31, 2017, we had tax loss carryforwards in the amount of NIS 72 million (approximately $21 million) and capital loss carry forwards of NIS 42 million (approximately $12 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be used to offset future taxable income.

Conditions in Israel

We are organized in, based in and derive substantially all of our revenues from markets within the State of Israel. See “Risk Factors—Risks Relating to the Operations of the Bezeq Group in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Finance Expenses. Our finance expenses primarily include interest expenses, U.S. dollar exchange rate differences on our redeemed Senior Secured Notes, and debentures. In addition, our finance expenses also include interest and exchange rate differences on other financial liabilities and changes in fair value of financial assets or liabilities measured at fair value through profit or loss. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

Income Tax. Income tax expense is comprised of current and deferred tax. Bezeq recognizes current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, and any adjustment to tax payable in respect of previous years. Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under our assessment, deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The corporate tax rate in Israel was 24% in 2017, 25% in 2016 and 26.5% in 2015. Effective as of January 1, 2018 the tax rate is 23%.

Results of Operations

The following table sets forth our consolidated results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2017:

	Year ended December 31,
	2015		2016		2017
	NIS	%	NIS	%	NIS	%
Revenues	9,985	100%	10,084	100%	9,789	100%
Depreciation and amortization	2,131	21%	2,161	21%	2,117	22%
Salaries	1,958	20%	2,015	20%	2,007	21%
General and operating expenses	3,876	39%	4,021	40%	3,906	40%
Other operating expenses	3	-%	21	-%	149	1%
Operating profit	2,017	20%	1,866	19%	1,610	17%
Finance expense	689	7%	1,054	11%	586	6%
Finance income	(154)	(2)%	(123)	(1)%	(69)	(1)%
Profit after financing expenses (income), net	1,482	15%	935	9%	1,093	11%
Share of losses in equity-accounted investee	(12)	-%	5	-%	5	-%
Profit before income tax	1,494	15%	930	9%	1,088	11%
Income tax expenses	358	4%	442	4%	347	4%
Net profit for the year	1,136	11%	488	5%	741	8%
Profit (loss) attributable to owners of the company	210	2%	(236)	(2)%	78	1%
Profit attributable to non-controlling interest	926	9%	724	7%	663	7%
Net profit for the year	1,136	11%	488	5%	741	8%
Basic earnings (loss) per share	7.04	--	(7.92)	--	2.62	--
Diluted earnings (loss) per share	6.97	--	(7.92)	--	2.62	--

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group on a consolidated basis for the three years ended December 31, 2017. Amounts are in NIS in millions. Beginning March 23, 2015, Bezeq began to consolidate the operations of DBS in its consolidated financial statements.

2017

	Domestic fixed-line communication	MRT cellular communications	International telecommunication, internet and NEP services	Multi-Channel Television	Others	Adjustments to consolidated(2)	Consolidated
Total Revenues:
From externals	3,953	2,500	1,466	1,650	220	-	9,789
From Bezeq’s other segments of operation	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789
Total attributed costs:
Variable costs attributed to the operating segment (1)	690	1,319	805	626	179
Variable costs attributed to the operating segment (1)	1,583	1,155	559	860	78
Total revenues	2,273	2,474	1,364	1,486	258	(176)	7,679
Costs not constituting revenues in another area of operation	2,197	2,362	1,144	1,477	250	249	7,679
Costs constituting revenues from other areas of operation	76	112	220	9	8	(425)	-
Total revenues	2,273	2,474	1,364	1,486	258	(176)	7,679
Profit from regular operations attributable to Bezeq’s controlling shareholders	1,971	72	174	163	(20)	(250)	2,210
Total assets attributable to operations as at December 31, 2017	9,086	3,271	1,210	1,502	178	1,602	16,849
Total liabilities attributable to the operating segment as at December 31, 2017	13,901	536	410	1,154	54	1,350	14,705

(1)	Group companies that are service providers (as opposed to manufacturing companies) do not have a dedicated costing system that distinguishes between fixed and variable costs. The foregoing division is for reporting purposes alone. Variable costs are costs over which have companies management and control flexibility in short term and that have a direct effect on output, compared with fixed costs that are not flexible in the short term and do not directly affect output (in this matter, with regard to the definition of fixed and variable costs, it is hereby clarified that “short term” means a period of up to one year).

(2)	Details of the nature of the adjustments to the consolidated – transactions between operating segments.

82

2016

	Domestic fixed-line communication	MRT cellular communications	International telecommunication, internet and NEP services	Multi-Channel Television	Others	Adjustments to consolidated(2)	Consolidated
Total Revenues:
From externals	4,063	2,587	1,478	1,745	198	-	10,071
From Bezeq’s other segments of operation	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084
Total attributed costs:
Variable costs attributed to the operating segment (1)	575	1,421	817	593	179
Variable costs attributed to the operating segment (1)	1,732	1,177	555	888	73
Total revenues	2,307	2,598	1,372	1,481	252	(247)	7,763
Costs not constituting revenues in another area of operation	2,243	2,437	1,161	1,471	245	193	7,750
Costs constituting revenues from other areas of operation	64	161	211	10	7	(440)	13
Total revenues	2,307	2,598	1,372	1,481	252	(247)	7,763
Profit from regular operations attributable to Bezeq’s controlling shareholders	2,076	32	176	264	(34)	(193)	2,321
Total assets attributable to operations as at December 31, 2016	7,111	3,294	1,188	2,026	204	2,124	15,947
Total liabilities attributable to the operating segment as at December 31, 2016	11,988	569	380	1,434	104	(730)	13,744

(1)	Group companies that are service providers (as opposed to manufacturing companies) do not have a dedicated costing system that distinguishes between fixed and variable costs. The foregoing division is for reporting purposes alone. Variable costs are costs over which have companies management and control flexibility in short term and that have a direct effect on output, compared with fixed costs that are not flexible in the short term and do not directly affect output (in this matter, with regard to the definition of fixed and variable costs, it is hereby clarified that “short term” means a period of up to one year).

(2)	Details of the nature of the adjustments to the consolidated – transactions between operating segments.

83

2015

	Domestic fixed-line communication	MRT cellular communications	International telecommunication, internet and NEP services	Multi-Channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total Revenues:
From externals	4,122	2,831	1,485	1,774	197	(440)	9,969
From Bezeq’s other segments of operation	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985
Total attributed costs:
Variable costs attributed to the operating segment (1)	522	1,469	837	606	174
Variable costs attributed to the operating segment (1)	1,737	1,264	501	918	63
Total revenues	2,259	2,733	1,338	1,524	237	(676)	7,415
Costs not constituting revenues in another area of operation	2,181	2,540	1,177	1,507	230	(233)	7,402
Costs constituting revenues from other areas of operation	78	193	161	17	7	(443)	13
Total revenues	2,259	2,733	1,338	1,524	237	(676)	7,415
Profit from regular operations attributable to Bezeq’s controlling shareholders	2,148	157	240	220	(15)	(180)	2,570
Profit from regular operations attributable to non-controlling interests	-	-	-	30	-	(30)	-
Total assets attributable to operations as at December 31, 2015	7,311	3,269	1,170	1,667	676	2,586	16,679
Total liabilities attributable to the operating segment as at December 31, 2015	12,117	513	343	6,685	104	(5,494)	14,268

(2)	Details of the nature of the adjustments to the consolidated – transactions between operating segments and transactions in the multi-channel television segment in the first quarter (prior to gaining control and consolidation of DBS).

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues. Our revenues decreased by 2.9% to NIS 9.80 billion (approximately $2.8 billion) in the year ended December 31, 2017 from NIS 10.1 billion in the year ended December 31, 2016. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2017 was primarily due to lower revenues across the Bezeq Group’s main segments, primarily in the Cellular Communications segment.

Bezeq’s revenues decreased by 3.2% to NIS 4.24 billion (approximately $1.2 billion) in the year ended December 31, 2017 from NIS 4.38 billion in the year ended December 31, 2016. The decrease in the segment’s revenues was primarily due to a NIS 111 million (approximately $32 million), or 8%, decrease in telephony services revenues as a result of a reduction of 5.3% in average revenue per line in 2017 as well as a decrease of 4.7% in the number of access lines. The decrease in revenues was partially offset by a NIS 44 million (approximately $13 million), or 2.9%, increase in broadband Internet revenues as a result of continued growth in the number of wholesale Internet lines, which increased by 41.1% during 2017, partially offset by a decrease of 6.6% in the number of retail Internet lines.

Pelephone’s revenues decreased by 3.2% to NIS 2.55 billion (approximately $734 million) in the year ended December 31, 2017 from NIS 2.6 billion in the year ended December 31, 2016. Revenues from services decreased to NIS 1.78 billion (approximately $514 million), or 2% decrease in the year ended December 31, 2017 from NIS 1.82 billion in the year ended December 31, 2016. The decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market as well as from the transition of government customers to new tariff plans. Revenues from terminal equipment repairs and services were also down by 5.9% to NIS 764 million (approximately $220 million) in the year ended December 31, 2017 from NIS 812 million in the year ended December 31, 2016.

Bezeq International’s revenues decreased by 0.7% to NIS 1.54 billion (approximately $443 million) in the year ended December 31, 2017 from NIS 1.55 billion in the year ended December 31, 2016. The decrease in revenues was primarily due to a reduction of NIS 57 million in ILD revenues in 2017 compared with 2016, and were offset by an increase of NIS 46 million in ISP revenues in 2017 compared with 2016.

DBS had revenues of NIS 1.65 billion (approximately $476 million) for the year ended December 31, 2017, while its revenues were NIS 1.75 billion for the year ended December 31, 2016.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.12 billion (approximately $611 million) in the year ended December 31, 2017 compared to NIS 2.16 billion in the year ended December 31, 2016, a decrease of approximately 2%. The decrease was primarily due to a decrease in the amortization of excess acquisition costs accrued upon assuming control of DBS, and was partially offset by depreciation costs, mainly in the Cellular Communications segment, following amortization of a subscriber acquisition asset after early adoption of IFRS 15.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.72 billion (approximately $495 million) in the year ended December 31, 2017 compared to NIS 1.74 billion in the year ended December 31, 2016, a decrease of 1.4%. The decrease in depreciation and amortization expenses in 2017 was primarily due to a reduction in the amortization of purchase price allocation costs recorded in connection with the acquisition of a controlling stake in DBS.

Bezeq’s depreciation and amortization expenses were NIS 728 million (approximately $210 million) in the year ended December 31, 2017 compared with NIS 717 million in the year ended December 31, 2016, an increase of 1.5%.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2017 were NIS 383 million (approximately $110 million) compared to NIS 380 million in the year ended December 31, 2016, an increase of 0.8%.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2017 were NIS 135 million (approximately $39 million) compared to NIS 137 million in the year ended December 31, 2016, a decrease of 1.5%.

DBS’s depreciation and amortization expenses in the year ended December 31, 2017 were NIS 285 million (approximately $82 million) while its depreciation and amortization expenses were NIS 296 million for the year ended December 31, 2016, a decrease of 3.7%.

Salaries. Our salaries expenses decreased by 0.4% to NIS 2.0 billion (approximately $579 million) in the year ended December 31, 2017 from NIS 2.02 billion in the year ended December 31, 2016.

The Bezeq Group recorded consolidated salary expenses of NIS 2.01 billion (approximately $578 million) in the year ended December 31, 2017, approximately the same as in the year ended December 31, 2016.

Bezeq’s salary expenses decreased by 0.8% to NIS 891 million (approximately $257 million) in the year ended December 31, 2017 from NIS 898 million in the year ended December 31, 2016. The decrease was due to a reduction in the workforce and an increase in salaries attributed for investment, offset by salary increases.

Pelephone’s salary expenses increased by 1.6% to NIS 384 million (approximately $106 million) in the year ended December 31, 2017 from NIS 378 million in the year ended December 31, 2016.

Bezeq International’s salary expenses decreased by 1.8% to NIS 324 million (approximately $93 million) in the year ended December 31, 2017 from NIS 330 million in the year ended December 31, 2016. DBS’s salary expenses in the year ended December 31, 2017 were NIS 246 million (approximately $71 million) while its salary expenses were NIS 249 million for the year ended December 31, 2016.

General and operating expenses. Our general and operating expenses decreased by 2.9% to NIS 3.9 billion (approximately $1.1 billion) in the year ended December 31, 2017 from NIS 4.0 billion in the year ended December 31, 2016. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which was influenced, among other factors, by the early adoption of accounting standard IFRS 15.

The Bezeq Group recorded consolidated general and operating expenses of NIS 3.9 billion (approximately $1.1 billion) in the year ended December 31, 2017 compared to NIS 4.0 billion in the year ended December 31, 2016, a decrease of 3.0%.

Bezeq’s general and operating expenses decreased by 4% to NIS 677 million (approximately $195 million) in the year ended December 31, 2017 from NIS 705 million in the year ended December 31, 2016. The decrease in operating expenses in 2017 was primarily due to a reduction in interconnect payments to telecom operators as well as lower building maintenance expenses partially offset by an increase in subcontractor expenses.

Pelephone’s general and operating expenses decreased by 7.2% to NIS 1.7 billion (approximately $492 million) in the year ended December 31, 2017 from NIS 1.8 billion in the year ended December 31, 2016. The decrease was primarily due to a reduction in distributor fees, which were recognized as an asset following early adoption of IFRS 15, and a reduction in the cost of handset sales. Results were also affected by a decrease in engineering expenses, updates to site leasing estimates, and continued cost-cutting efforts. The decrease was partially offset by an increase in call completion fees.

Bezeq International’s general and operating expenses increased by 1.6% to NIS 901 million (approximately $260 million) in the year ended December 31, 2017 from NIS 887 million in the year ended December 31, 2016. The increase was primarily due to an increase in cost of sales for telecom solution equipment for businesses. Internet service expenses were also up. The increase was partially offset by lower expenses on call transfers between global operators, lower expenses on international calls corresponding with the aforesaid decrease in revenues, plus a decrease in customer recruitment commission expenses which were recognized as an asset following early adoption of IFRS 15.

DBS’s general and operating expenses increased by 2.1% to NIS 956 million (approximately $276 million) in the year ended December 31, 2017 from NIS 936 million for the year ended December 31, 2016.

Other Operating Expenses, net. We had other operating expense, net of NIS 149 million (approximately $43 million) in the year ended December 31, 2017 compared to NIS 21 million in the year ended December 31, 2016. The increase in other operating expenses was primarily due to the NIS 87 million (approximately $25 million) impairment of goodwill of DBS and the NIS 42 million (approximately $12 million) impairment of goodwill of the cellular communications segment.

The Bezeq Group recorded other operating expense, net of NIS 68 million (approximately $20 million) in the year ended December 31, 2017 compared to NIS nil in the year ended December 31, 2016. The increase in other operating expenses, net was primarily due to the NIS 87 million ($25 million) impairment of goodwill of DBS.

Finance expenses, net. Our consolidated net finance expenses decreased by 44.5% to NIS 517 million (approximately $149 million) in the year ended December 31, 2017 from NIS 931 million in the year ended December 31, 2016. Net financial expenses in 2016 included NIS 270 million of one-time refinancing expenses related to the early redemption of our 7⅜% Senior Secured Notes.

Our unconsolidated net finance expenses decreased by 79.4% to NIS 100 million (approximately $29 million) in the year ended December 31, 2017 from NIS 485 million in the year ended December 31, 2016. The decrease was primarily attributable to one-time refinancing expenses related to the early redemption of our 7⅜% Senior Secured Notes along with the lower interest on our Series C Debentures.

The Bezeq Group’s net finance expenses decreased by 6.7% to NIS 417 million (approximately $120 million) in the year ended December 31, 2017 from NIS 447 million in the year ended December 31, 2016. The decrease in financing expenses was primarily due to a change in the recording of the second contingent consideration paid in connection with the acquisition of DBS. The decrease was partially offset by an increase in financing expenses in respect of a change in the fair value of the financial assets held by DBS.

Income Tax. Our consolidated income tax expenses decreased by 21.5% to NIS 347 million (approximately $100 million) in the year ended December 31, 2017 from NIS 442 million in the year ended December 31, 2016. The decrease in income tax expenses was primarily due to lower earnings before tax of the Bezeq Group and a decrease in the corporate tax rate in 2017.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2017 represented 26.8% of its pre-tax profit, compared to 33.4% in the year ended December 31, 2016.

The Bezeq Group’s consolidated income tax expenses decreased by 27.5% to NIS 453 million (approximately $131 million) in the year ended December 31, 2017 from NIS 625 million in the year ended December 31, 2016. The decrease in income tax expenses was primarily due to a reduction in the tax asset and recognition of NIS 143 million in deferred tax expenses in 2016, following a reduction in the corporate tax rate.

Profit (Loss) Attributable to the Shareholders of Our Company. Net profit attributable to the shareholders of our company increased to NIS 78 million (approximately $22 million) in the year ended December 31, 2017 compared with a net loss of NIS 236 million in the year ended December 31, 2016. The loss in 2016 was primarily attributable to the one-time refinancing expenses related to the early redemption of our 7⅜% Senior Secured Notes.

Profit Attributable to Our Non-Controlling Interests. Net profit attributable to our non-controlling interests decreased to NIS 663 million (approximately $191 million) in the year ended December 31, 2017 from NIS 724 million for the year ended December 31, 2016. The decrease is primarily attributable to the increase in the net amortization related to Bezeq PPA in 2017 compared with 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues. Our revenues increased by 1.0% to NIS 10.1 billion in the year ended December 31, 2016 from NIS 10.0 billion in the year ended December 31, 2015. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The increase in revenues in 2016 was primarily due to the consolidation of DBS’s revenues for a full year (consolidation began in the second quarter of 2015). Revenues declined across the Bezeq Group’s main segments, primarily in the Cellular Communications segment.

Bezeq’s revenues decreased by 0.5% to NIS 4.38 billion in the year ended December 31, 2016 from NIS 4.41 billion in the year ended December 31, 2015. The decrease in the segment’s revenues was primarily due to a NIS 96 million, or 6.1%, decrease in telephony services revenues as a result of a reduction of 3.3% in average revenue per line in 2016 as well as a decrease of 2.8% in the number of access lines. The decrease in revenues was partially offset by a NIS 55 million, or 3.6%, increase in broadband Internet revenues as a result of continued growth in the number of wholesale Internet lines, which increased by 133,000 during 2016, partially offset by a decrease in the number of retail Internet lines and by a NIS 19 million, or 1.8%, increase in transmission and data revenues. The increase in revenues from transmission and data communication services resulted from growth in the number of business customers and data lines as well as the expansion of communication solutions offered to customers.

Pelephone’s revenues decreased by 9.0% to NIS 2.6 billion in the year ended December 31, 2016 from NIS 2.9 billion in the year ended December 31, 2015. Revenues from services decreased to NIS 1.8 billion, or 9.1%, in the year ended December 31, 2016 from NIS 2.0 billion in the year ended December 31, 2015. The decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market as well as from the transition of government customers to new tariff plans. Revenues from repair services were also down in the year ended December 31, 2016. Revenues from the sale of terminal equipment decreased by 8.9% to NIS 812 million in the year ended December 31, 2016 from NIS 891 million in the year ended December 31, 2015.

Bezeq International’s revenues decreased by 1.9% to NIS 1.55 billion in the year ended December 31, 2016 from NIS 1.58 billion in the year ended December 31, 2015. The decrease in revenues was primarily due to a reduction in hubbing revenues. After excluding hubbing revenues, total revenues increased by approximately 0.5% in 2016 compared to 2015 due to the continued growth in Internet services delivered across the submarine cable infrastructure, which was partially offset by lower revenues in the international long-distance call market.

DBS had revenues of NIS 1.75 billion for the year ended December 31, 2016, while its revenues were NIS 1.33 billion for the nine months ended December 31, 2015 after its consolidation.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.2 billion in the year ended December 31, 2016 compared to NIS 2.1 billion in the year ended December 31, 2015, an increase of approximately 1.4%. The increase was primarily due to the consolidation of DBS for a full year, which was partially offset by a reduction in depreciation expenses at Pelephone.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.74 billion in the year ended December 31, 2016 compared to NIS 1.68 billion in the year ended December 31, 2015, an increase of 3.3%. The increase was primarily due to the consolidation of DBS for a full year, which was partially offset by a reduction in depreciation expenses at Pelephone.

Bezeq’s depreciation and amortization expenses were NIS 717 million in the year ended December 31, 2016 compared with NIS 725 million in the year ended December 31, 2015, a decrease of 1.1%.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2016 were NIS 380 million compared to NIS 419 million in the year ended December 31, 2015, a decrease of 9.3%.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2016 were NIS 137 million compared to NIS 132 million in the year ended December 31, 2015, an increase of 3.8%.

DBS’s depreciation and amortization expenses in the year ended December 31, 2016 were NIS 296 million while its depreciation and amortization expenses were NIS 246 million for the nine months ended December 31, 2015 after its consolidation.

Salaries. Salaries increased by 2.9% to NIS 2.02 billion in the year ended December 31, 2016 from NIS 1.96 billion in the year ended December 31, 2015. The increase was primarily due to the consolidation of DBS starting in the second quarter of 2015.

Bezeq’s salary expenses decreased by 1.5% to NIS 898 million in the year ended December 31, 2016 from NIS 912 million in the year ended December 31, 2015. The decrease was due to a reduction in the workforce and an increase in salaries attributed for investment, offset by salary increases.

Pelephone’s salary expenses decreased 0.8% to NIS 378 million in the year ended December 31, 2016 from NIS 381 million in the year ended December 31, 2015.

Bezeq International’s salary expenses increased 8.9% to NIS 330 million in the year ended December 31, 2016 from NIS 303 million in the year ended December 31, 2015. The increase was mainly due to salary updates after signing the collective agreement in the first quarter of 2016.

DBS’s salary expenses in the year ended December 31, 2016 were NIS 249 million while its salary expenses were NIS 201 million for the nine months ended December 31, 2015 after its consolidation.

General and Operating Expenses. General and operating expenses increased by 3.7% to NIS 4.02 billion in the year ended December 31, 2016 from NIS 3.88 billion in the year ended December 31, 2015. The increase was primarily due to the consolidation of DBS beginning in the second quarter of 2015, partially offset by a decrease in expenses in most of the Bezeq Group segments and primarily at Pelephone.

Bezeq’s general and operating expenses decreased by 2.2% to NIS 705 million in the year ended December 31, 2016 from NIS 721 million in the year ended December 31, 2015. The decrease in operating expenses in 2016 was primarily due to a reduction in interconnect payments to telecom operators as well as lower building maintenance expenses partially offset by an increase in subcontractor expenses.

Pelephone’s general and operating expenses decreased by 4.6% to NIS 1.8 billion in the year ended December 31, 2016 from NIS 1.9 billion in the year ended December 31, 2015. The decrease was primarily due to a decrease in the cost of handset sales, mirroring the change in the sales mix. The decrease was also attributable to a reduction in engineering expenses, call completion fee expenses, and expenses for doubtful debts. This decrease in expenses was partially offset by an increase in frequency leasing fees following the acquisition of new 4G LTE frequencies.

Bezeq International’s general and operating expenses decreased by 1.8% to NIS 887 million in the year ended December 31, 2016 from NIS 903 million in the year ended December 31, 2015. The decrease was primarily due to a reduction in the cost of call transfers between global operators and international call expenses, offset by higher Internet service costs driven by growth in the subscriber base and increased demand for high bandwidth rates, corresponding to revenues.

DBS’s general and operating expenses in the year ended December 31, 2016 were NIS 92 million while its general and operating expenses were NIS 70 million for the nine months ended December 31, 2015 after its consolidation.

Other Operating Expenses, net. We had other operating expense, net of NIS 21 million in the year ended December 31, 2016 compared with other operating income, net of NIS 3 million in the year ended December 31, 2015. The decrease was primarily due to a reduction in capital gains from the sale of real estate at Bezeq Fixed-Line.

Finance expenses, net. Our consolidated net finance expenses increased by 74% to NIS 931 million in the year ended December 31, 2016 from NIS 535 million in the year ended December 31, 2015.

Our unconsolidated net finance expenses increased by 65.7% to NIS 484 million in the year ended December 31, 2016 from NIS 293 million in the year ended December 31, 2015. The increase was primarily attributable to one-time refinancing expenses related to the early redemption of our 7⅜% Senior Secured Notes due 2021.

The Bezeq Group’s net finance expenses increased by 70% to NIS 447 million in the year ended December 31, 2016 from NIS 263 million in the year ended December 31, 2015. Net finance expenses of the Bezeq Group included a change in a liability on a contingent consideration following the DBS business combination in the amount of NIS 55 million. Finance expenses in 2015 reflect a reduction in a provision for interest on previous years’ taxes in the amount of NIS 76 million following an agreement that was reached with the tax assessor relating to the Domestic Fixed-Line Communications segment.

Income Tax. Consolidated income tax expenses increased by 23.5% to NIS 442 million in the year ended December 31, 2016 from NIS 358 million in the year ended December 31, 2015. The increase in income tax expenses was primarily due to the decrease in deferred tax assets following a reduction in the corporate tax rate from 2017 and on.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2016 represented 33.4% of its pre-tax profit, compared to 25.9% in the year ended December 31, 2015.

Profit (Loss) Attributable to the Owners of Our Company. Loss attributable to the owners of our company amounted to NIS 236 million in the year ended December 31, 2016 compared with net profit of NIS 210 million in the year ended December 31, 2015. The loss is primarily attributable to the one-time refinancing expenses related to the early redemption of our 7⅜% Senior Secured Notes.

Profit Attributable to Our Non-Controlling Interests. Profit attributable to our non-controlling interests decreased to NIS 724 million in the year ended December 31, 2016 from NIS 926 million for the year ended December 31, 2015. The decrease is primarily attributable to the decrease in the Bezeq Group’s net profit in 2016 compared with 2015.

B.	Liquidity and Capital Resources

As of December 31, 2017, and 2016, we had liquidity consisting of cash and cash equivalents, pledged accounts and short-term investments on an unconsolidated basis of NIS 511 million (approximately $147 million) and NIS 435 million, respectively. In 2017, we received two dividend payments from Bezeq in the amount of NIS 338 million (approximately $97 million), which proceeds were mainly used to make interest payments in the amount of NIS 122 million (approximately $35 million), net principal repayments of NIS 108 million (approximately $31 million) and tax payments of NIS 25 million (approximately $7 million).

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

In August 2016, we announced our intention to raise further funds to redeem our outstanding Notes through the offering of new non-convertible debentures in Israel pursuant to a shelf prospectus in Israel. In September 2016, we completed the offering of approximately NIS 1.88 billion par value of Series C Debentures and we fully redeemed the Notes on October 25, 2016. Following this process, the Bezeq shares which served as collateral for the Notes and were held by SP2 became free and clear of any pledges (subject to the general governmental control permit) and all of the Bezeq shares that were held by Mishmeret Trust Company Ltd., the trustee and security agent for the Notes, were transferred back to SP2.

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

In February 2016, Midroog raised the local rating of our Series B Debentures from A1.il to Aa3.il, while maintaining a stable outlook. In September 2017, Midroog downgraded the rating from Aa3.il to A1.il with negative outlook. Midroog reaffirmed both the current A1.il rating and the negative outlook in March 2018.

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

On March 23, 2016, we announced a private placement of NIS 148 million par value of our Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162 million (approximately US $42 million). The private placement was carried out as an increase to our outstanding Series B Debentures and have identical terms. The net proceeds of the private placement increased our unrestricted cash.

As of December 31, 2017, NIS 452 million par value of our Series B Debentures were outstanding. As of May 14, 2018, NIS 226 par value of our Series B Debentures were outstanding.

Series C Debentures. In September 2016, we announced that we received NIS 1.85 billion of binding commitments from Israeli institutional investors to purchase new Series C Debentures maturing in 2024. The net proceeds from the offering were used to redeem our outstanding 7⅜% Senior Secured Notes, and further strengthened our balance sheet.

In January 2017, we announced a private placement of NIS 118,000,000 par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 118 million (approximately $34 million).

In January 2018, we announced a private placement of NIS 240,000,000 par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 249 million (approximately $72 million). The two private placements were carried out as an increase to the outstanding Series C Debentures.

As of December 31, 2017, NIS 2 billion par value of our Series C Debentures were outstanding. As of May 14, 2018, NIS 2.24 billion par value of our Series C Debentures were outstanding. Midroog Ltd. issued an Aa3.il Rating for the Series C Debentures in September 2016. In September 2017, Midroog downgraded the debentures’ rating from Aa3.il to A1.il with negative outlook. Midroog reaffirmed both the current A1.il rating and the negative outlook in March 2018.

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

Pursuant to the terms of the Series C Debentures indenture we may not assume additional debt, with the exception of:

●	financial debt that does not exceed NIS 400 million;

●	the financial debt is not secured by any collateral and does not have priority over the Series C Debentures upon insolvency: and

●	the total par value of the Series C Debentures will not exceed an aggregate of NIS 2.3 billion.

●	We undertook to hold (directly and/or indirectly) at least 25% of Bezeq’s issued and paid-up capital, unless a regulatory permit/approval is received to reduce such ownership percentage. Similarly, Eurocom Communications Ltd. undertook to refrain from transferring control of our company (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time. We also undertook that our equity (capital attributed to our shareholders, without non-controlling interests) will not be less than NIS 650 million for two or more consecutive calendar quarters. The indenture includes a mechanism to adjust the interest rate in the event that our equity falls below NIS 650 million for two consecutive calendar quarters or in the event of a downgrade in the rating of the Series C Debentures.

We also undertook not to distribute a dividend to our shareholders, buyback any of ordinary shares or make any other distribution as defined in the Israeli Companies Law unless all the following conditions are satisfied:

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

In connection with the issuance of our Series C Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the ISA and as described in the prospectus governing our Series C Debentures This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we are subject to certain disclosure obligations towards the holders of our Series C Debentures.

Our board of directors noted that our unconsolidated cash flow statement as of and for the year ended December 31, 2017 reflect that we had, as expected, a continuing negative cash flow from operating activities of NIS 37 million for 2017. The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses in the amount of NIS 10 million and income tax payments in the amount of NIS 27 million for 2017. Also, as a holding company, we do not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We believe such continuing negative cash flow from operating activities does not affect our liquidity position. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the continuing negative cash flow from operating activities does not reflect a liquidity problem.

Bezeq’s Dividend Distributions

On March 6, 2018, Bezeq’s Board of Directors updated the dividend distribution policy, whereby Bezeq will distribute to its shareholders, on a semi-annual basis, a dividend of 70% of the half-yearly profit (after tax) based on the Bezeq’s consolidated financial statements, commencing with the upcoming distribution. In accordance with the decision, capital gains from the sale of Bezeq’s Sakia property (near the Mesubim junction)), insofar as they shall be recognized in 2018, will not be distributed in 2018, unless the full consideration for the transaction is received in cash during the year. Bezeq’s Board may decide on a dividend distribution for Sakia profits at a later date based upon the circumstances and in accordance with the law.

Bezeq paid total cash dividends of NIS 1.8 billion, NIS 1.4 billion and NIS 1.3 billion (approximately $370 million) in the years ended December 31, 2015, 2016 and 2017, respectively, out of which we received NIS 545 million, NIS 379 million and NIS 338 million (approximately $97 million) respectively.

On April 26, 2018, Bezeq’s shareholders approved a distribution of a cash dividend in the amount of NIS 368 million to the shareholders of Bezeq. The dividend was paid by Bezeq on May 10, 2018 and our share of such dividend was NIS 97 million (approximately $28 million).

Our Dividend Distributions

Our Board of Directors declared our first dividend as a public company on November 7, 2013, a dividend of NIS 3.41 per share and NIS 102 million in the aggregate. On May 21, 2015, our Board of Directors declared a dividend of NIS 2.24 per share and approximately NIS 67 million in the aggregate. On August 31, 2015, our Board of Directors declared a dividend of NIS 0.73 per share and approximately NIS 22 million in the aggregate. On November 19, 2015, our Board of Directors declared a dividend of NIS 38 million, or NIS 1.27 per share. On May 25, 2016, our Board of Directors declared a dividend of NIS 355 million, or NIS 11.88 per share.

Financing of Ongoing Operations

As of December 31, 2017, our liquidity balance consisted of cash equivalents, pledged accounts and short-term investments and short-term investments on an unconsolidated basis totaled NIS 511 million (approximately $147 million). Following the sale of our Bezeq shares in February 2016 we own approximately 37 million Bezeq ordinary shares that are free from any encumbrances. These shares can, if necessary, be used as collateral to refinance old debt or may be sold for cash.

We expect to have sufficient funds to meet our working capital needs, capital expenditures, debt service and other funding requirements for the next twelve months, both on a consolidated level (including Bezeq) and with respect to our own debt service (not including the Bezeq Group).

We expect to have sufficient funds to service our indebtedness (excluding the Bezeq Group’s indebtedness) from our current liquidity, as well from future dividends from Bezeq, whose dividend policy from March 2018 is to distribute 70% of the net profits attributable to its shareholders as dividends on a semi-annual basis.

In the year ended December 31, 2017, we received dividends from Bezeq totaling NIS 338 million (approximately $97 million) and made total interest payments of NIS 122 million (approximately $35 million).

In January 2017, we completed a private placement of NIS 118 million par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of NIS 118 million (approximately $31 million).

In January 2018, we completed an additional private placement of NIS 240 million par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of NIS 249 million (approximately $72 million).

We expect that our dividends from Bezeq in 2018 will be sufficient to service our NIS 328 million (approximately $95 million) of scheduled debt payments, consisting of interest payments on the Series C Debentures in the amount of NIS 80 million and principal and interest payments on the Series B Debentures in the amount of NIS 248 million. We also expect to have sufficient funds to service our expected indebtedness beyond 2018.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2017, the Bezeq Group had cash and cash equivalents and short-term investments of NIS 2.5 billion (approximately $712 million) compared to NIS 1.23 billion at December 31, 2016.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.53 billion (approximately $441 million) in the year ended December 31, 2017, compared with NIS 1.42 billion in the year ended December 31, 2016. The increase was primarily due to an increase in investments in all group segments.

In the year ended December 31, 2017, the Bezeq Group repaid debt and paid interest of NIS 2 billion (approximately $577 million), compared with NIS 2.3 billion for year ended December 31, 2016. In addition, the Bezeq Group paid dividends of NIS 1.3 billion (approximately $371 million) in 2017 compared to NIS 1.4 billion in 2016.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2017 was NIS 11.3 billion (approximately $3.2 billion). The average supplier credit for the year ended December 31, 2017 was NIS 929 million (approximately $268 million), the average short-term customer credit for the year ended December 31, 2017 was NIS 2 billion (approximately $568 million), and average long-term customer credit was NIS 415 million (approximately $120 million).

The Bezeq Group’s working capital surplus as of December 31, 2017 was NIS 966 million (approximately $279 million) compared with a deficit of NIS 407 million on December 31, 2016. Bezeq (according to its separate financial statements) had a working capital surplus of NIS 592 million (approximately $171 million) as of December 31, 2017, compared with a working capital deficit of NIS 944 million as of December 31, 2016.

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

Bezeq

At 31 December 2017, Bezeq is not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of financing	Principal amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2017
	Banks	675	Unlinked NIS	Variable, based on prime rate*	1.78%	1.79%	1.75%-1.80%
	Banks	2,597	Unlinked NIS	Fixed	4.01%	4.22%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.54%	1.57%	1.49%-1.57%
	Non-bank sources	3,662	Unlinked NIS	Fixed	3.83%	3.94%	3.65%-6.65%
	Non-bank sources	3,964	CPI-linked NIS	Fixed	2.30%	2.34%	2.20%-3.70%

*	Prime interest rate as at March 2018 – 1.6%.

**	STL yield per year (219) – 0.124% (average last 5 trading days of February 2018) for the interest period that commenced on March 1, 2018.

Credit received:

Following is a breakdown of the credit received by Bezeq in 2017, some by exercising of commitments to extend credit:

Credit extension date	Credit in NIS millions	Average life (years) and repayment dates		Total average interest rate (fixed, NIS and unlinked)	Notes
June 2017 and September 2017	1,400	5	(Repayment as from June 2020 until December 2024)	4.2%	Exercising of commitment to extend credit
December 2017	600	6.7	(Repayment in June of each of the years 2024-2026)	3.2%	Ordinary loan

On March 2018, Bezeq completed a further financing of NIS 320 million through a private loan from an institutional entity with an average life of 6.7 years and fixed NIS interest of 3.2%

All these loans include similar terms to those provided with respect to other loans taken by Bezeq set out in Note 13.3 of the 2017 Financial Statements, including: an undertaking not to create any other charges on Bezeq’s assets (with certain restrictions), an undertaking that should it make a commitment to any entity in connection with financial covenants, Bezeq will undertake the same commitment also in connection with these loans (subject to certain exceptions), and standard terms for immediate repayment (such as a violations, insolvency, liquidation or receivership, etc., changes in control without receiving approval for control in accordance with the provisions of the Communications Law and/or the Communications Order, and cross default, with certain restrictions).

Reportable credit

Debentures and loan terms

	December 31, 2017		December 31, 2016
	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
	NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at variable interest	675	675	978	978	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	631	631	1,084	1,084	5%-6.85%
Unlinked loans at fixed interest	300	300	300	300	2.4%
Unlinked loans at fixed interest	1,725	1,700	914	900	3.5%-4.2%
Total bank loans	3,331	3,306	3,276	3,262
Loan from financial institutions:
Unlinked loans at fixed interest	1,695	1,700	500	500	4.15%
Unlinked loans at fixed interest	67	67	147	147	5%-5.25%
Total loans from financial institutions	1,762	1,767	647	647

Total loans	5,093	5,073	3,923	3,909

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	3,176	3,000	3,041	2,874	3.7%
Series 7 - unlinked loans at variable interest	732	734	734	734	Makam for one year +1.4%
Series 9 - unlinked loans at fixed interest	1,645	1,595	1,144	1,103	3.65%
Series 10 - unlinked loans at fixed interest	900	882	400	400	2.2%
Series 8 - linked to the CPI, at fixed interest	-	-	443	443	5.7%
Total debentures issued to the public	6,453	6,211	5,762	5,554
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS - linked to the CPI, at fixed interest	15	15	868	753	5.35%-8.4%
Unlinked loans at fixed interest	300	300	400	400	6.65%
Total non-marketable debentures	315	315	1,268	1,153

Total debentures	6,768	6,526	7,030	6,707

Total loans and debentures	11,861	11,599	10,953	10,616
95

Lender	Date of loan	Date of final repayment	Type of loan	Amount of the original loan or par value (NIS million)	Estimated reserve (plus interest payable) December 31, 2017 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate as at December 31, 2017	Fair value of the liability as at December 31, 2017(NIS million)	Imputed effective interest at fair value as at December 31, 2017	Imputed effective interest at fair value as at December 31, 2016	Special conditions	Right to early repayment
Debentures (Series 6)	July 3, 2011	December 1, 2022	CPI-linked fixed interest	3,000	3,092	1	2018	2	3.70%	3,392	0.34%	1.08%	Notes 13.3.1 to 13.3.4	No
Debentures (Series 9)	October 15, 2015	December 1, 2025	Unlinked fixed interest NIS	1,595	1,600	1	2022	2	3.65%	1,745	2.19%	3.13%	Note 13.3	No

Bezeq’s debentures

In May and June 2017, Bezeq completed an issuance of debentures in the total amount of NIS 1.1 billion par value as follows:

Public issuance of NIS 384,467,000 par value debentures (Series 9) by way of an expansion of series, in accordance with a shelf prospectus from May 2014, as amended due to a clerical error in June 2014 and a shelf offering report dated May 25, 2017.

Issuance of traded Series 6 and 10 debentures of Bezeq to the bearers of Series 2 debentures of DBS, which are traded on the TASE’s TACT (Tel Aviv Continuous Trading) Institutional System, in consideration of the DBS debentures of DBS that they own. The issuance took place in accordance with the shelf prospectus and the shelf offering report, as follows: NIS 125,000,000 par value DBS debentures were exchanged for NIS 125,750,000 par value debentures (Series 6), and NIS 436,307,797 par value DBS debentures were exchanged for NIS 481,683,808 par value Bonds (Series 10)

Two private placements of Series 9 debentures of Bezeq to classified investors in the total amount of NIS 108,000,000 par value to which restrictions apply regarding resale, as defined in Section 15C of the Securities Law and under the Securities Regulations (Details Concerning Sections 15A - 15C of the Law), 2000.

In addition to the foregoing, on January 14, 2018 Bezeq and a number of institutional bodies recognized as investors according to the First Addendum to the Securities Law signed subordinate notes whereby, subject to compliance with the preconditions below, the institutional investors undertook to purchase from Bezeq and Bezeq undertook to issue to the institutional investors, in a future private offering on December 2, 2018 (or at a date shortly thereafter under the terms of the letter of undertaking) NIS 550 million par value of Bezeq’s Debentures (Series 9), by way of an extension of the existing Debenture series (Series 9) that Bezeq offered, which have been issued and registered for trading for the first time on the TASE based on a Shelf Offering Report that Bezeq published on October 13, 2015. The offering will take place at a rate of NIS 1.0515 per debenture reflecting an annual yield of 2.7%.

On June 1, 2016, Bezeq repaid the last principal payment for Series 8 debentures thus securing final redemption of the debentures.

Credit rating

Bezeq’s debentures are rated by S&P Maalot Ltd. with an il/AA/negative outlook and by Midroog Ltd. with an Aa2 rating with a stable outlook.

In 2018, Bezeq expects to repay NIS 1.94 billion on account of loan principal and interest (including debentures).

In December 2018, Bezeq expects, subject to compliance with preconditions, to complete a future private offering for a total amount of NIS 578 million. Between December 2017 and March 2018, Bezeq also raised a total of NIS 920 million by means of private loans from banks/institutional entities.

Bezeq raises capital from time to time to finance its cash flow. The financing options at Bezeq’s disposal are raising debt by means of new bank loans from banks and/or private or negotiable debt.

Pelephone

Pelephone’s operations are financed out of cash flow from operating activities. As at December 31, 2017, Pelephone has no approved bank credit facilities. Although Pelephone intends to make further investments in property, plant and equipment (mainly in the LTE network), it estimates that it will not need to obtain any financing in 2018 for its ongoing operations.

Fair Credit Law

The Fair Credit Law that was legislated in August 2017 cuts (statutorily) the interest rate ceiling that may be charged for credit transactions, and sets it at the Bank of Israel interest rate + 15%. The law applies to all credit transactions, other than types of transactions that are specifically excluded. The Law applies to transactions to be executed in November 2018. In so far as these transactions are not irregular, the Law is relevant to Pelephone’s operations with regard to the sale of devices, accessories and other equipment, in installments for which the interest rate is higher than the foregoing statutory rate. The Law is not expected to have a material effect on Pelephone.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

DBS

Average interest rate on loans

Source of financing		Amount at December 31, 2015 (NIS millions)	Currency or linkage	Average interest rate	Effective interest
	Banking sources	34	NIS	3.41%	3.44%
Long-term loans	Non-banking sources(1)	434	CPI-linked NIS	5.35%	5.42%

(1)	The non-banking borrowing, which is valid until December 31, 2015, is made up of debentures.

Institutional financing

In July 2017 DBS made a final redemption repayment of a debenture series issued to institutional investors in 2017 (Series A), that was secured with certain collateral. Following the foregoing redemption, these liens were lifted.

DBS has an outstanding series of debentures (Series B) that was issued to institutional investor in 2010 and listed on the TACT institutional system at the TASE under a deed of trust between DBS and Hermetic Trusts (1975) Ltd., that was extended in 2011, 2012, 2013, 2014 and 2015.

This deed of trust set out usual events (such as insolvency proceedings, violation, execution of liens on most of Bezeq’s assets, and others) that, should they occur, following a warning period and under terms that were set in each deed, establish the right to call for the immediate repayment of the debentures, subject to the provisions of the deed of trust.

In September 2015, Bezeq signed a deed of guarantee to meet DBS’s liabilities to the holders of Debentures (Series B), against: (a) reducing the interest rate on Debentures (Series B); (b) cancellation of collateral registered in favor of the Trustee for Debentures (Series B) and (c) cancellation of various provisions in the deed of trust, and all in accordance with the terms provided therein. If Bezeq’s rating is downgraded to below a rating of -AA, the interest rate will increase, and the canceled provisions and collateral pledged in favor of the Trustee for Debentures (Series B) will be reinstated.

In March 2018, DBS Debentures (Series B) held by Bezeq were converted into premium on DBS’s share capital, and subsequently the outstanding balance of Debentures (Series B) is currently NIS 15 million.

S&P Maalot ratings for DBS and its debentures

DBS was rated by S&P Maalot with a ilAA (stable) issuer rating, following the acquisition of all holdings in it by Bezeq. The debentures issued by DBS are rated by S&P Maalot as ilAA. In July 2016, S&P Maalot ratified DBS’s ilAA rating with stable outlook. In April 2018, S&P Maalot re-affirmed the credit ratings of Bezeq (ilAA) and its subsidiaries including DBS and updated the outlook to negative following the increased competition facing Bezeq and the instability of Bezeq’s management given the current situation.

Cash Flows

Cash Flows of Our Company

The following table summarizes our consolidated cash flows on a consolidated basis for the periods presented:

	Year ended December 31,
	2017	2016	2015
	(NIS in millions)
Net cash provided by operating activities	3,487	3,462	3,652
Net cash (used in) provided by investing activities	(1,128)	(948)	310
Net cash used in financing activities	(735)	(2,333)	(4,094)
Net increase (decrease) in cash and cash equivalents	1,624	181	(132)
Cash and cash equivalents at beginning of year	762	581	713
Cash and cash equivalents at end of year	2,386	762	581

Operating Activities

Consolidated cash provided by operating activities in 2017 amounted to NIS 3.5 billion (approximately $1 billion) the same as in 2016.

Investing Activities

Consolidated cash used in investing activities in the year ended December 31, 2017, was NIS 1.1 billion (approximately $325 million) compared with NIS 948 million in the year ended December 31, 2016. The decrease in net cash used in investing activities was due to taxes paid on finance income from shareholder loans to DBS in the amount of NIS 461 million last year, and a decrease in net investments in bank and other deposits in the Domestic Fixed-Line Communications Segment. The decrease was partially offset by increased investment in deferred expenses following early adoption of IFRS 15, whereby sales commissions are recognized as subscriber acquisition assets.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2017 was NIS 735 million (approximately $212 million) compared to NIS 2.3 billion in the year ended December 31, 2016. The decrease was primarily attributable to an increase in loans received and a decrease in debenture repayments in the Domestic Fixed-Line Communications segment. In addition, payments to Eurocom D.B.S. for the purchase of DBS shares and loans and the dividend payment were lower in 2017 as compared to 2016. The decrease was partially offset by a decrease in debenture issuances and an increase in loan repayments in the Domestic Fixed-Line Communications segment.

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2017	2016	2015
	(NIS in millions)
Net cash provided by operating activities	3,525	3,526	3,740
Net cash (used in) provided by investing activities	(1,148)	(1,567)	283
Net cash provided by (used in) financing activities	(844)	(1,866)	(4,128)
Net increase (decrease) in cash and equivalents	1,533	93	(105)
Cash and cash equivalents as at the beginning of the period	648	555	660
Cash and cash equivalents as at the end of the period	2,181	648	555

Operating Activities

Consolidated cash flows provided by operating activities of the Bezeq Group in the year ended December 31, 2017 amounted to NIS 3.5 billion (approximately $1 billion) the same as in the year ended December 31, 2016. Net cash flows from operating activities remained stable, mainly due to higher net cash flows in the Domestic Fixed-Line Communications segment, as a result of changes in working capital and lower income tax payments. The increase was offset by lower net cash in the Multi-Channel Television segment, mainly due to lower operating profit and an increase in broadcasting rights.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2017 was NIS 1.15 billion (approximately $331 million) compared to NIS 1.6 billion in the year ended December 31, 2016. The decrease in net cash used in investing activities was mainly due to taxes paid on finance income from shareholder loans to DBS in the amount of NIS 461 million in 2016, and a decrease in net investments in bank and other deposits in the Domestic Fixed-Line Communications Segment. The decrease was partially offset by increased investment in deferred expenses following early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby sales commissions are recognized as subscriber acquisition assets.

Financing Activities

Net cash used in financing activities by the Bezeq Group in the year ended December 31, 2017 was NIS 844 million (approximately $243 million) compared to NIS 1.9 billion in the year ended December 31, 2016. The decrease in cash used in financing activities was primarily attributable to an increase in loans received and a decrease in debenture repayments in the Domestic Fixed-Line Communications segment. In addition, payments to Eurocom D.B.S. for the purchase of DBS’s shares and loans and the dividend payment were lower in 2017, as compared to 2016. The decrease was partially offset by a decrease in debenture issuance and an increase in loan repayments in the Domestic Fixed-Line Communications segment.

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

The estimated useful lives for the current period are as follows:

Useful life
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Subscriber equipment and installations	4-8
Equipment and infrastructure for multichannel television	3-15
Vehicles	6-7
Office and general equipment	5-10
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-10
Passive radio equipment at cellular network sites	up to December 31, 2037
Buildings	25
Seabed cable	4-25 (mainly 25)

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

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period

Computer programs and software licenses	3-10 years depending on the term of the license period or the estimated time of use of the software

Customer relationships acquired in a business combination	5-7 years based on the estimated customer churn rate (using the accelerated depreciation method)

Brand acquired in a business combination	12

Frequency usage right	Over the license period up to 2028

Amortization methods and useful lives are reviewed at least once each year and adjusted if appropriate.

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

Inventory

Inventories are measured at the lower of cost and net realizable value. The group elected to base on the moving average method. The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

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

Defined benefit plans. The Bezeq Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on high quality corporate bonds denominated in NIS, that have maturity dates similar to the terms of the Bezeq Group’s obligations. The calculation is performed annually by a qualified actuary. Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability. The Bezeq Group elected to recognize the interest costs that were recognized in the statement of income under financing expenses. Re-measurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income. When the benefits of a plan are improved or reduced, the portion of the increased benefit relating to past service by employees or the gain or loss from the reduction are recognized immediately in the statement of income when the plan improvement or reduction occurs.

Other long-term employee benefits. Bezeq Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high quality corporate bonds denominated in NIS, that have maturity dates similar to the terms of the Bezeq Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

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

Short-term benefits. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Bezeq Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled. In the statement of financial position, the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

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

C.	Research and Development, Patents and Licenses

We did not engage in any research and development during the last three fiscal years.

D,	Trend Information

The Bezeq Group’s revenues decreased to NIS 9.8 billion for the year ended December 31, 2017 due to reduced revenues in all of the Bezeq Group’s main segments, mainly in the Cellular Communications segment. The continued decline in overall revenues reflects the continuing competition in the communications industry in Israel.

Based on the information which is currently known to the Bezeq Group, it has forecast that it will report a lower net profit in 2018. Bezeq provided the following forecast in its 2017 earnings press release:

o	Net profit attributable to shareholders is expected to be NIS 1 billion.

o	EBITDA is expected to be NIS 3.9 billion.

o	The Group’s free cash flow is expected to be NIS 1.5 billion.

The forecast data includes the effect of early implementation of IFRS 16 as from January 1, 2018 of NIS 400 million on EBITDA and a negligible amount on the net profit.

The forecast data does not include the effect of the disposal of the Bezeq’s rights in the Sakia real estate property, which are subject to compliance with various conditions regarding the disposal of the property. The actual results may differ from these assessments, depending on the date on which the capital gain for the sale of the property is recorded, the final amount of the capital gain, which depends on the amounts of the fees and levies applicable to Bezeq regarding the sale of the property.

The Bezeq Group’s forecasts are based on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Bezeq Group’s ability to implement its plans in 2018.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including the Bezeq Group’s) minimum contractual obligations and commercial commitments as of December 31, 2017 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	16,275	2,249	4,210	3,997	5,819
Operating lease obligations	1,020	310	500	136	74
Purchase obligations	283	283	-	-	-
Other long-term obligations	6	6	-	-	-
Total	17,584	2,848	4,710	4,133	5,893

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management

Ami Barlev	39	Chairman of the Board of Directors
Or Elovitch	42	Director
Moshe Rosenthal(1)(2)	51	External Director
Debbie Saperia(1)(2)	50	External Director
Benny Gabbay(1)(2)	52	Director
Doron Turgeman	50	Chief Executive Officer
Itzik Tadmor	37	Principal Financial Officer

Bezeq Group’s Executive Management

Yaakov Paz	57	Acting Chief Executive Officer of Bezeq
Yehali Rotenberg	47	Chief Financial Officer of the Bezeq Group
Ran Guron	49	Chief Executive Officer of Pelephone
Moti Elmaliach	59	Chief Executive Officer of Bezeq International
Ron Eilon	53	Chief Executive Officer of DBS

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

At our 2018 annual general meeting, Mr. Benny Gabbay was elected to serve as a director until our 2019 annual general meeting of shareholders. Ms. Debbie Saperia and Mr. Moshe Rosenthal each serves as an external director pursuant to the provisions of the Israeli Companies Law for three-year terms until June 2019. There are no family relationships among any of our directors or executive officers, apart from Mr. Or Elovitch, who is the son of Mr. Shaul Elovitch who was our chairman of the board until his resignation.

Following the Investigation, Mr. Shaul Elovitch first resigned as Chairman and in April 2018 resigned as a director, ending his direct relationship with the Bezeq Group. Or Elovitch intends to resign from our Board of directors as well in the upcoming months and will not be a nominee for reelection in our 2019 annual general meeting of shareholders.

Allon Raveh was appointed as the chief financial officer of Bezeq in October 2016 and in April 2017 quit to take up a senior position outside of the Bezeq Group. Stella Handler, Bezeq’s former CEO who was already suspended following the Investigation, announced in March 2018 that she was resigning (officially her term will end in July 2018 but she is no longer involved with the Bezeq Group). Bezeq’s former Deputy CEO for Business Development, Amikam Shorer, is no longer involved with the Bezeq Group either.

Our Directors

Ami Barlev was elected as Acting Chairman of the Board of our company and of Internet Gold in February 2018. Mr. Barlev succeeded Shaul Elovitch.  Mr. Barlev has served as General Counsel of the Eurocom Group since June 2008 and as Vice President since June 2014. Mr. Barlev has acted as our legal counsel since June 2008 until his appointment as Chairman. Mr. Barlev is also serving as a director on the Board of Directors of Bezeq, Walla Communications Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; Bezeq Online Ltd.; DBS Satellite Services (1998) Ltd; Gilat Telecom Uganda Limited; TCL Teleserve Communication Ltd; Gilat Satcom Ghana Limited and Gilat Telecom Zambia. Mr. Barlev holds an LL.B degree from Bar Ilan University.

Or Elovitch has served as a director since March 2012. Mr. Elovitch has served as the chief executive officer of Eurocom Communications, our controlling shareholder, through its controlling interest in our parent company, Internet Gold, since August 2011. Prior thereto and from 2006, Mr. Elovitch served as Eurocom Communications’ Executive Vice President of Business Affairs and Investments. Mr. Elovitch also serves as the chairman of the board of directors of Space Communication Ltd., Satcom Systems Ltd. and Enlight Renewable Energy Ltd., companies publicly traded on the TASE and within the Eurocom Group. Until February 2018, Mr. Elovitch also served as a director in various companies within the Eurocom Group, such as Bezeq and subsidiaries of Bezeq. Mr. Elovitch holds a B.A. degree in Business Administration from The College of Management, Tel Aviv and an M.B.A. degree from Baruch College of The City University of New York. Mr. Elovitch is the son of Mr. Shaul Elovitch, the former chairman of our board of directors.

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

Our Senior Management

Doron Turgeman has served as our chief executive officer since October 2011. Mr. Turgeman also serves as the chief executive officer of Internet Gold. Mr. Turgeman was appointed as a Director of Bezeq in March 2018. Previously, Mr. Turgeman served as our and Internet Gold’s Chief Financial Officer and Vice President of Finance and served as a member of our board of directors from January 2008 to February 2010. He also serves as a director of XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL), Klein International Group Limited and MDG Real Estate Global Limited. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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

Executive Management of the Bezeq Group

Yaakov Paz was appointed as acting CEO of Bezeq on February 28, 2018 replacing Ms. Stella Handler who stepped down following the recent criminal investigations. Since November 2007, Paz serves as Vice President and Head of Bezeq’s Business Division. Mr. Paz served as an External director of Nextcom Ltd. (TASE: NXTM) between 2006 to 2015 and is the CEO and owner of Kobi Paz Communications and Management Ltd.

Yehali Rotenberg has served as VP Finance of Bezeq and Chief Financial Officer of the Bezeq Group since September 2017. Between 2012 to 2017, Mr. Roteberg was the Deputy Chief Accountant, Head of Finance and Credit Division at Israel’s Treasury Department. Mr. Rotenberg also served as a director of Ashdod Port Ltd. between 2014 and 2016. Mr. Rotenberg holds a B.A. degree in Economics from Touro University, New York, and an M.B.A. degree majoring in Finance from Bar Ilan University.

Ran Guron has served as the chief executive officer of Pelephone since November 2015. Previously, he served as the Deputy CEO and VP Marketing of Bezeq from March 2011 to October 2015. Before becoming Deputy CEO at Bezeq, he was VP Marketing – CMO at Bezeq for 5 years. From 2003 to 2005, Mr. Guron was VP Marketing at 013 Barak (currently 013 Netvision Ltd.) He serves as Mentor for Microsoft Ventures Accelerator Tel-Aviv program for startups. Mr. Guron is the founder of the Yair Guron Memorial Scholarship R&D Fund in the Arava region. Mr. Guron holds an M.B.A. degree and a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem.

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

Ron Eilon has served as the chief executive officer of DBS since August 2006. Mr. Eilon served as chief financial officer of Bezeq from 2003 to 2005 and as deputy chief executive officer of Bezeq from 2005 to 2006. From 1999 until 2002, he was the chief financial officer of Mirs. Mr. Eilon holds a B.A. degree in Economics and an M.B.A. degree from the Hebrew University of Jerusalem. In February 2018, the Israeli Police and the ISA recommended that Mr. Eilon be indicted on suspicions of violation of Israeli Securities Laws and he is expected to be formally replaced as the chief executive officer of DBS.

B.	Compensation

We have two executive officers, Doron Turgeman, our chief executive officer and Itzik Tadmor, our principal financial officer, and five directors. Other than such officers, we have four additional employees who are engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors as a group (5 persons) for the year ended December 31, 2017 was NIS 707 thousand (approximately $204 thousand). This amount includes directors compensation, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2017, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors.

We have entered into an arrangement with Internet Gold according to which our employees, including our chief executive officer and the principal financial officer, will provide services to both companies. We are responsible for two-thirds of their compensation expenses and Internet Gold will be responsible for one-third of their compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer and principal financial officer, rather than on an aggregate, basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following table includes information for the year ended December 31, 2017 concerning compensation for our Named Executive Officers. All amounts are in US dollars:

	Doron Turgeman (Chief Executive Officer) [1]	Itzik Tadmor (Principal Financial Officer)
Annual fixed salary	305,000	80,000
Retention Bonus (treated as salary costs in the company’s financial statements).	67,200	3,800
Annual and special Bonus (treated as salary costs in the company’s financial statements).	0	5,800
Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	19,400	9,200

(1)	The variable portion of Mr. Turgeman’s compensation is an annual bonus of up to two months’ salary, according to a bonus plan with milestones which will be effective for three years ending December 31, 2018:

(a)	35% of the bonus will be paid if our company’s securities are traded higher than the benchmarks for the respective year, but only an increase of at least 5% higher than the benchmark will entitle Mr. Turgeman to the bonus;

(b)	35% of the bonus will be paid if our company or one of our publicly traded debentures receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency. A positive change in the rating outlook will entitle Mr. Turgeman to half of this bonus component;
(c)	15% of the bonus will be paid if the company’s securities’ trading volume increases at least 20% higher than the previous year, on average; and
(d)	15% of the bonus will be paid if the company duly files its financial reports and its annual reports with the SEC within the time schedule set by the Board of Directors and in an appropriate manner.

In June 2017, our shareholders approved our entering into a Services Agreement with Eurocom Communications pursuant to which it will provide us with the services of its Legal Department in consideration of a monthly fee of NIS 20,000, plus an annual fixed amount of up to NIS 8,000 in respect of various other expenses to be paid against receipts and documentation. Based on our prior experience, we estimated that the scope of the legal services provided to our company averaged approximately 60 hours per month on an annual basis. The legal services’ portion of the Services Agreement was terminated March 31, 2018.

In February 2018, our Board of Directors appointed Adv. Ami Barlev to serve as a director and as Acting Chairman of our Board of Directors until the next annual shareholders’ meeting.

In March 2018, Eurocom and we terminated the rest of the Services Agreement. Our Compensation Committee and Board of Directors have confirmed, among other things, that upon termination of the Services Agreement, Messrs. Or Elovitch and Ami Barlev will be entitled to compensation as directors pursuant to the “Fixed” statutory amount in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director) 5760-2000 for companies within the range of our size. In addition, the directors will be entitled to receive reimbursement of expenses in accordance with the provisions of these Compensation Regulations, to receive coverage under the insurance policy that applies to all of our directors and officers, and to receive indemnification letter as given to all of our directors and officers. Mr. Barlev’s compensation is effective starting February 7, 2018. The compensation of Mr. Or Elovitch is effective starting April 1, 2018.

We currently pay each of our external directors, as well as to our independent director, annual fees of NIS 90,000 (approximately $26,000) and a per meeting attendance fee of NIS 2,500 (approximately $720). Such fees are paid based on the “Fixed” fees set forth in regulations promulgated under the Israeli Companies Law. According to the regulations, an external director (and our independent director) is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

Our internal auditor, who is also deemed to be an “officer” in accordance with the Israeli Companies Law, received approximately NIS 50,000 (approximately $14,500) for his services in 2017. Such costs are treated as management and general costs in our financial statements.

Board Practices

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

In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our external directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office, other than an external director, by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board of directors until the next general meeting at which directors are appointed, if the total number of directors does not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

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

Compensation Committee

Our Board of Directors has established a Compensation Committee consisting of our three external directors (within the meaning of the Israeli Companies Law) who are also the members of our audit committee. The three members satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that complies with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee may not serve on the compensation committee.

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

Our Compensation Committee adopted a compensation policy and will be required to approve our compensation policies at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our Compensation Committee, and by our shareholders by a special majority in accordance with the Israeli Companies Law. On December 21, 2017, an amended compensation policy was approved by our shareholders.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law and Israeli Securities Law. We maintain a directors and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate. We have undertaken to indemnify all of our directors and officers to the extent permitted by law. The total annual coverage for a particular year may not exceed 125% of the cost of coverage for the preceding year. The total annual insurance premium for a particular year shall not exceed 145% of the cost of coverage for the preceding year.

D.	Employees

On December 31, 2017, we had six employees who also provided services to Internet Gold. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2017, the Bezeq Group employed 11,677 persons, of whom 5,582 persons were employed by Bezeq, 2,551 persons were employed by Pelephone, 1,864 persons were employed by Bezeq International and 1,680 persons were employed by DBS.

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

Israeli labor laws and regulations are applicable to our employees. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by our company. For those employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements. A provision in our financial statements covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, our employees and we are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance.

Labor relations with Bezeq’s employees involved in fixed-line communications are regulated by the collective agreements among Bezeq, the workers representatives and the Histadrut, as well as by personal contracts. Additionally, expansion orders to certain general collective agreements apply Bezeq’s employees, such as cost-of-living increment agreements.

E.	Share Ownership

The following table sets forth certain information as of May 14, 2018, regarding the beneficial ownership by each of our directors and directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Or Elovitch	5,225	(*)
Benny Gabbay	1,073	(*)
Ami Barlev	—	—
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (7 persons)(3)		(*)

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of May 14, 2018.

(3)	Includes 800 ordinary shares owned by Mr. Doron Turgeman, our Chief Executive Officer.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of May 14, 2018, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 64.78% of our outstanding ordinary shares. Eurocom Communications is the controlling shareholder of Internet Gold, holding 60.58% of its ordinary shares as of May 14, 2018 (including 1,125,000 ordinary shares of Internet Gold that are held directly in a joint account by Shaul and Yossef Elovitch). Eurocom Communications is 99.33% owned by Eurocom Holdings, which is 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications. On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and Attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers. The liquidation order does not currently constitute a “change of control” regarding the Control Permit at this point but this may change in the future. Separately from the question of the Control Permit, Shaul Elovitch’s effective control of Eurocom Communications is questionable though following the appointment of the special managers and his personal holdings of Internet Gold’s shares are also in question following the criminal investigations against him.

Mr. Shaul Elovitch may also deem to be the beneficial owner of 26,893 ordinary shares of Internet Gold held of record by his wife, Mrs. Iris Elovitch. As well as shares 8,300 shares of Internet Gold that are held by other family members of his family.

The following table sets forth certain information as of May 14, 2018 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold(3)	19,363,396	64.78%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of May 14, 2018.

(3)	As of May 14, 2018, Internet Gold, our controlling shareholder, held of record 19,363,396, or 64.78%, of our outstanding ordinary shares. Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,633,966 of Internet Gold’s ordinary shares. Eurocom Communications, holds 10,508,966 of Internet Gold’s ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to Internet Gold’s ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also be deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of Internet Gold’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and Attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers. The liquidation order does not currently constitute a “change of control” regarding the Control Permit at this point but this may change in the future. Separately from the question of the Control Permit, Shaul Elovitch’s effective control of Eurocom Communications is questionable though following the appointment of the special managers and his direct holdings of Internet Gold’s shares are also subject to criminal sanctions.

Significant Changes in the Ownership of Major Shareholders

On March 11, 2015, Altshuler Shaham filed Amendment No. 2 to its Schedule 13G reflecting ownership of 1,996,903, or 6.7%, of our ordinary shares. On June 9, 2016, Altshuler Shaham filed Amendment No. 3 to its Schedule 13G reflecting ownership of 127,266, or 0.4%, of our ordinary shares.

On January 13, 2016, Internet Gold sold 575,000 of our ordinary shares. Internet Gold reported that it held 19,363,396, or 64.78% of our ordinary shares in a Schedule 13D/A filed on January 14, 2016.

As reported above, Shaul Elovitch and Eurocom have been attempting to sell the controlling stake of our company through Internet Gold to the Saidoff Group or to other investors. Shaul Elovitch’s effective control of Eurocom Communications is questionable following the appointment of special managers to liquidate Eurocom Communications and his personal holdings of Internet Gold’s shares are also subject to criminal sanctions.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent and other information available to the company, as of May 14, 2018, one record holder holding 27.56% of our outstanding ordinary shares had a registered address in the United States. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co. According to the information available to us, as of our last annual general meeting, we had 459 beneficial holders in the United States.

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

In February 2008, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital under the agreement, Eurocom Capital handled the execution of our financial investments pursuant to direct instructions from our Chief Executive Officer, which was based on a policy that was established by our management and approved by our board of directors. The execution services agreement was terminated on November 30, 2017. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. We paid Eurocom Capital aggregate fees of approximately NIS 604,000, NIS 288,000 and NIS 110,000 (approximately $32,000) for its services in 2015, 2016 and 2017, respectively.

We and Internet Gold together lease our principal offices from Eurocom Communications for an annual rent of NIS 110,000 (approximately $32,000). Eurocom Digital provides us and Internet Gold with additional services, such as computing services for an annual fee of NIS 24,000 (approximately $7,000). All of these expenses are divided one-third to Internet Gold and two-thirds to us.

In June 2017, our shareholders approved our entering into a Services Agreement with Eurocom Communications pursuant to which it will provide us with the services of its Legal Department in consideration of a monthly fee of NIS 20,000, plus an annual fixed amount of up to NIS 8,000 in respect of various other expenses to be paid against receipts and documentation. Based on our prior experience, we estimated that the scope of the legal services provided to our company averaged approximately 60 hours per month on an annual basis. The legal services’ portion of the Services Agreement was terminated on March 31, 2018.

In February 2018, our Board of Directors appointed Adv. Ami Barlev to serve as a director and as Acting Chairman of our Board of Directors until the next annual shareholders’ meeting.

In March 2018, Eurocom and we terminated the rest of the Services Agreement. Our Compensation Committee and Board of Directors have confirmed, among other things, that upon termination of the Services Agreement, Messrs. Or Elovitch and Ami Barlev will be entitled to compensation as directors pursuant to the “Fixed” statutory amount in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director) 5760-2000 for companies within the range of our size. In addition, the directors will be entitled to receive reimbursement of expenses in accordance with the provisions of these Compensation Regulations, to receive coverage under the insurance policy that applies to all of our directors and officers, and to receive indemnification letter as given to all of our directors and officers. Mr. Barlev’s compensation is effective starting February 7, 2018. The compensation of Mr. Or Elovitch is effective starting April 1, 2018.

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

In view of the restrictions imposed on the activities of Mr. Shaul Elovitch, and of other directors then serving on the Boards of Bezeq and its subsidiaries on behalf of Eurocom Communications as a result of the Investigation, on September 25, 2017, Bezeq’ Board of Directors adopted the Compensation Committee’s recommendation and resolved that the amount to be paid to Eurocom Communications under the management agreement for the services of the Acting Chairman of the Board and the subsidiaries and affiliates for the period from June 20, 2017 (and for as long as no material change will be made to the restrictions currently imposed on Shaul Elovitch) will be 50% of the amount stipulated in the agreement for this period. This decision remained in effect until the end of 2017 and continued into 2018.

Bezeq Group Transactions Deemed to be Significant

	Approval date of Bezeq’s AGM (after approval of Bezeq’s audit/compensation committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
(1)	March 23, 2015	Approval of Bezeq’s acquisition agreement with Eurocom DBS Ltd. whereby Bezeq will acquire the entire holdings of Eurocom DBS in DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner’s in his approval of the merger on March 26, 2014, both by Bezeq and by DBS, and announcement of the exercise of the option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).

The total cost is comprised of:

A. Total cash of NIS 680 million

B. Total cash of up to NIS 200 million (subject to certain conditions)

C. Total cash of up to NIS 170 million (subject to certain conditions)

(2)	October 19, 2015	Approval of Bezeq’s vote at the general meeting of shareholders of DBS in favor of DBS’s agreement with Eurocom Digital Communications Ltd. and ADB for the order of yesMaxTotal3 decoders, under the existing agreement, until December 31, 2017	Total cost of $14 million

(3)	December 8, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)

(4)	June 30, 2016	Extension of the amended agreement with Eurocom Communications for ongoing management and consultation services for Bezeq. The agreement was approved for three years, with a term expiring on May 31, 2019, unless one of the parties submits three-months’ notice of termination of the agreement.	NIS 6.4 million per year

(5)	April 3, 2017	Approval of Bezeq’s vote at the general meeting of DBS in favor of the agreement between DBS and Spacecom with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites, including in favor of implementation of the agreement. The term of the agreement remains the same as the original agreement, namely, until the end of 2028.	A total nominal cost of up to $263 million for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of USD 21.9 million. It should be noted that the overall cost of the Agreement may be lower if surplus revenue sharing mechanisms are applied and/or the assumptions set out in the amendment to the Agreement.
118

Transactions with a controlling shareholder that were not irregular transactions that were authorized:

Date of approval of Bezeq’s Board of Directors after receiving the approval of Bezeq’s audit committee	Nature of the transaction	Amount of the transaction
November 27, 2014	Bezeq’s agreement to bring forward payments with Eurocom Digital, according to which DBS may advance, at the supplier’s request, payments that are due, or will be due, to Eurocom Digital for orders of decoders.	Up to a total cost of $6 million; this approval was not used in 2017.

November 3, 2016	Bezeq’s agreement with Eurocom Digital for the additional acquisition of up to 90,000 VTECH N VDSL routers, valid until June 30, 2017.

Approval of the acquisition in an amount of up to $11.3 million (not including VAT)

In addition, in 2017, additional N standard VDSL routers were acquired, but in amounts that do not exceed the negligibility level as described above.

July 5, 2017	The agreement between Bezeq International and Eurocom Digital for the purchase of up to 100,000 TECH VDSL routers	Approval of the acquisition in an amount of up to $3.2 million (not including VAT)

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements of our company and Bezeq, including the notes thereto, listed in Item 18 “Financial Statements” and incorporated herein by this reference.

Export Sales

Not applicable.

Legal Proceedings (our company)

On June 29, 2017, Plaintiff Lynne P. Maleeff commenced litigation on behalf of a purported class of all persons and entities who purchased or otherwise acquired our shares between March 18, 2015 and September 6, 2017. The original defendants were our company, Doron Turgeman (our CEO), Itzik Tadmor (our CFO) and Ehud Yahalom (our former CFO). On December 8, 2017, lead plaintiffs filed an amended complaint adding ten new defendants: Shaul Elovitch, Or Elovitch, Ron Eilon, Stella Handler, David Mizrahi, Micky Neiman, Allon Raveh, Linor Yochelman, DBS and Eurocom Communications.

The amended complaint alleges a single cause of action against our company for violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint alleges that we made false and misleading statements and omissions in our SEC filings.

On February 20, 2018, we moved to dismiss the litigation for failure to state a claim or, alternatively, to stay the litigation pending the outcome of criminal investigations in Israel. Our motion to dismiss asserts, among other things, that plaintiffs failed to allege that we had the required knowledge or scienter about the purported wrongdoing by other defendants and that we did not make any materially false statements. Plaintiffs filed their opposition to the motion to dismiss or stay on April 17, 2018. The court may schedule oral argument on our motion to dismiss sometime in June or July, and it is possible that a decision will be issued before the end of October. While we have solid arguments in our favor, it is impossible to predict how the court will rule on the motion to dismiss or stay. Similar class action lawsuits were filed in Israel, and are described in the table below.

Our company, Internet Gold and five members of our Board of Directors were named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 million out of the dividends distributed by us in May 2016 was distributed unlawfully as such amount was not included in our profit and loss report, and therefore does not qualify as a “surplus” that may be lawfully distributed as dividends under the Israeli Companies Law. A pretrial hearing was held in March 2017, in which the court allows us to file an additional brief response and a supplementary expert opinion, in order to respond to the arguments. We filed the additional responses on in June 2017. The court further held that the parties should consider the possibility of a constructive dialogue regarding the issues in dispute and instructed the parties to inform the court about the results of this dialogue, and whether they want to set a date for an evidence hearing or additional preliminary motions. The dialogue process failed, and accordingly, the court set dates for the evidence hearing (as part of the motion to certify) for January 6, 2019.

Legal proceedings against the Bezeq Group

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

Bezeq’s reporting policy is based on qualitative and quantitative considerations. Bezeq decided that the bar of amount materiality would be events affecting Bezeq’s net profit by 5% or more according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 80 million or more (approximately NIS 60 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless Bezeq believes the claim has other aspects and/or implications beyond its monetary amount). In regards to class actions, Submission of class actions in Israel does not involve payment of a fee deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

On May 3, 2018, Bezeq received a request from the ISA to clarify information included in its financial statements regarding the investigation of the ISA and the Israeli Police. Bezeq’s auditors also received a request from the ISA, requesting clarification regarding their opinion on the financial statements.

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
January 2015	Shareholder v. Bezeq and Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action

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

The claim was fined against Bezeq, Mr. Shaul Elovitch, the controlling shareholder (indirectly) of Bezeq and Chairman of its Board of Directors, and Bezeq directors on the relevant dates who voted for Bezeq’s transaction under the application, as set out below.

According to the allegations in the application, Bezeq decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS (a company indirectly controlled by Bezeq’s controlling shareholder) in DBS in return for NIS 680 million in cash and contingent considerations of up to NIS 370 million.

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

In view of the foregoing, the plaintiff requests that the court approve filing of a derivative claim on behalf of Bezeq against the Respondents for the damage allegedly incurred by Bezeq as a result of the Respondent’s decisions with respect to the transaction of NIS 502 million.

On January 26, 2017, the court approved submission of a revised motion by the plaintiff that includes further claims relating to the independence of the parties advising Bezeq, alleged faults in the work of the Audit Committee, Board of Directors and general meeting, and alleged faults stemming from representation of Eurocom by entities serving as directors in Bezeq.

502
121

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

In view of the Israel Securities Authority investigation in connection with the agreement which is the subject of this claim and the ISA’s position that this move should be delayed, the court decided upon a stay of proceedings in this case, at this stage, until March 5, 2018. In March 2018, the Authority submitted its position that the move should continue to be delayed and requested to resubmit its position on the matter by July 17, 2018. A decision on the matter has not yet been given.

For the decision from October 24, 2017, concerning the striking out of three motions to disclose documents prior to filing a motion to certify a derivative claim given that these motions raise factual and legal questions that, in principle, are similar to the questions raised in this motion as well as then application for instructions filed by Bezeq on January 21, 2018 regarding managing this move together with another motion to disclose documents prior to filing a motion to certify a derivative claim that was filed in December 2017.

August 2015	Customer v. Bezeq	District Court (Tel Aviv)	Action and request to approve it as a class action

It was alleged that Bezeq abused its monopoly position to price its services in a manner that restricts the ability of Bezeq’s competitors to offer fixed-line telephony services at competitive prices. This includes by offering its customers special offers in which it charges a lower price for its fixed-line telephony services than the price charged only for internet infrastructure services, namely for an input which is critical to the activity of its competitors in the market that operate using VoB technology. In November 2014, the Antitrust Authority ruled that Bezeq abused its position as a monopoly (on which to a large extent the motion to certify is based). Bezeq filed an appeal with the Antitrust Tribunal against the ruling and on March 20, 2018 a judgment was handed in the appeal under which the Ruling was canceled. The plaintiff argues that the damage to the public resulting from the above was estimated by reviewing the difference between the fixed-line telephony market price and comparing it with the weighted hypothetical price that would be charged in a market with competition that would lead to a long-term reduction in prices. According to the plaintiff’s claims, the members of the represented class are all fixed-line telephony service subscribers, whether provided by Bezeq or its competitors, including through VoB technology, as of January 15, 2011 until the date of filing the application.

In November 2016, the court approved Bezeq’s motion for a stay of proceedings in the case for reasons of pending proceedings at the Antitrust Tribunal, which is deliberating the issues of the same nature as those at the center of the approval application. As noted above, the Ruling was canceled under this proceeding.

244

November 2015 and March 2018	Customer v. Bezeq	Central District Court	Two actions together with motions for their certification as class actions

Motion of November 2015 - It was alleged that Bezeq abused its position as a monopoly by “preventing and blocking competition in general and effective competition in the Israeli telecommunications market”, and acted to delay and prevent the wholesale market reform, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs’ allegations, the damage caused by Bezeq to the communication market in Israel is expressed by Bezeq’s excessive and unreasonable profits and they wish to claim damages of NIS 800 million, which they allege is based on 10% of Bezeq’s surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Antitrust Commissioner’s decision).

550 in the November 2015 motion and 258 in the March 2018 motion.
122

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
Another motion on the same matter filed against Bezeq in March 2016 was struck out in May 2016 due to the similarity to the above motion. Subsequently, and for the court’s approval, the above plaintiff filed a motion to certify a class action on the same matter.

In December 2017, the court approved inclusion in the case an immediate report published by Bezeq on October 22, 2017, in which Bezeq reported on a final supervision report issued by the Ministry of Communications concerning implementation of the wholesale telephony service and notice of the Ministry’s intention to impose a financial sanction in this matter.

Motion of March 2018 - a similar motion to that of November 2015 that was filed by the same plaintiffs also alleging that Bezeq abused its monopoly position by preventing competition in the telecommunications market, thereby causing damage to the Israeli public and earning unreasonable profits as a result of abusing its power as a monopoly. While the relief and damage claimed in the November 2015 motion related to the period up to the date of filing that motion, in this motion the relief and damage claimed relate to a period from the date of filing the November 2015 motion through to the end of 2017, in view of the plaintiffs’ allegation that Bezeq did not cease the actions alleged against it in the previous motion and in view of the allegation added to the tort, in addition to exploitation of the strength of Bezeq, “acts of corruption and unlawful activities for proscribed purposes of the Director General of the Ministry of Communications” According to the plaintiffs, the damage caused by Bezeq to the telecommunications market in Israel is reflected in the excess and unreasonable profitability of Bezeq. The claimed damage of NIS 258 million, in this motion is also based on 10% of Bezeq’s surplus operating profit, arising from abuse of its monopolistic strength (in addition to the damages claimed in the previous motion).

June 2016	Customers against Bezeq, Bezeq International and other ISPs	Central District Court	Action and request to approve it as a class action.	Special motion to certify a class action (filed in June 2016) further to consolidation of several similar motions). It is alleged against Bezeq that it is intentionally limiting the surfing speed defined for the ISPs and refraining from repairing malfunctions on the matter. Against the ISPs (including Bezeq International) it is alleged that they are misleading their customers regarding the internet surfing speed by selling them packages at a speed that they are unable to provide.	Cannot be estimated

September 2016	Cellcom and Partner	Tel Aviv District Court	Opening order for declarative relief and orders for mandamus against Bezeq	In the context of the action, the court is asked: (1) to declare that Bezeq is obligated to market those ISPs who are among the Plaintiffs as part of the joint bundles marketed by Bezeq in an equal manner and in accordance with the Ministry’s instructions, and to instruct Bezeq to do so. (2) To declare that the obligations imposed on Bezeq with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to Bezeq’s infrastructure up to the first socket in their home, and to instruct Bezeq to do so. (3) To declare that Bezeq is obligated to allow the Plaintiffs and/or any one of them to use the passive infrastructure that it owns and to instruct Bezeq to do so.	*

August 2016 and December 2016	Customer v. Bezeq	District Court of Tel Aviv and the Central District	Two actions together with motions for their certification as class actions

Two motions claiming that Bezeq charges a monthly payment of NIS 5.93 for “support and/or liability” as part of using its internet infrastructure, unlawfully and without consent.

Due to the similarity between the motions, the motion was transferred from the Central District Court to the Tel Aviv District Court and a motion was filed to strike out one of the actions.

* One action for an unknown amount and the other - 160
123

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

On March 26, 2017, the court resolved to strike out the later motion (motion of December 2016 for NIS 160 million).

On May 14, 2017, Bezeq received notice of an appeal (that was filed in the Supreme Court on May 4, 2017) by the plaintiff in the later motion asking to strike out the earlier motion and continue the hearing in the later motion.

February 2017	Customer v. Bezeq	Central District Court	Two motions for certification as class actions	Two motions claiming that Bezeq collects payment form some of its customers for an anti-virus service, while in practice it does not provide them with such service, and that it starts charging for provision of the service from signing of the agreement with the customers and not from actual provision of the service. Accordingly, the Plaintiff requests requiring Bezeq to compensate its customers that purchased the service and did not actually receive it for the damages incurred by them, including refunding of amounts collected for the service.	* There is no accurate estimation, estimated at NIS tens of millions. Amount of the additional action - 11

Another action together with a motion for certification as a class action was filed with the Jerusalem District Court on the same matter.

On July 4, 2017, the Central District Court resolved to strike out the later motion (the motion for the amount of NIS 11 million) in view of the similarity between the two motions.

April 2017 and May 2017	Customers against Bezeq (motion of April 2017 also against the subsidiary Walla! Communications Ltd., Yad2 and an advertising company owned by Walla).	Tel Aviv District Court	Two motions for certification as class actions

The motion pertains to Bezeq’s B144 service, which enables businesses to advertise on the Internet. According to the plaintiff, the respondents charged subscribers unlawful charges for this service.

On January 25, 2018, the court resolved, further to motions filed by Bezeq and other respondents, to dismiss the first motion in limine on grounds that the application does not meet the criteria set out in the Class Actions Law and the existence of flaws in the motion, and in view of the existence of the second motion which is similar to the first (in February 2018, Bezeq was served a motion for exemption of fees and collateral filed in the Supreme Court, probably with regard to filing of an appeal against the resolution.) The second motion will continue to be heard in court.

1,110 (based on an estimated 300,000 customers and compensation of NIS 3,700 per customer) in the first motion and the second motion cannot be estimated

June 2017	Shareholders of Bezeq Against Bezeq, Chairman of Bezeq’s Board of Directors, members of Bezeq’s Board of Directors, B Communications, Internet Gold, and companies in the Eurocom Group (the first motion also against the CEO of Bezeq and the CEO and CFO of DBS).	At the Tel Aviv District Court (Economic Department)	Two motions to certify class actions

The subject of the motions is the transaction from 2015 in which Bezeq acquired from Eurocom DBS Ltd (a company controlled by Bezeq’s controlling shareholders) the balance of shares of DBS that it held.

The first motion was filed in the name of anyone who acquired Bezeq shares between February 11, 2015 and June 19, 2017 (excluding the respondents and/or those acting on their behalf and/or connected with them). In the motion it is argued that the report concerning the transaction was misleading and/or deficient, and on account of which, due to the opening of a public investigation into the transaction by the ISA, the public has become aware of details concerning the transaction and its implementation, which led to a drop in Bezeq’s share price in the days following the disclosure and analysis of the new information. The plaintiff argues that the respondents acted contrary to the provisions of the Securities Law, and contrary to the provisions of additional laws, and caused holders of Bezeq’s securities heavy financial losses, amounting to millions of shekels if not more.

1,300 in the first motion and 568 in the second motion

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

The second motion was filed in the name of three sub-classes - anyone who acquired (1) shares of Bezeq, (2) shares of our company, B Communications, and (3) shares of Internet Gold on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017. The plaintiff argues that the public that invested in these shares was seriously misled, which was uncovered following the opening of a public investigation into the transaction by the ISA on June 20, 2017, whereby the increase in the cash flow of DBS as reported in Bezeq’s financial statements was artificially inflated, according to their claim, thereby misleading reasonable investors who based themselves on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies. The plaintiff also claims additional damage caused to the groups of shareholders in B Communications and Internet Gold.

On October 25, 2017, a ruling was given ordering the striking out of another (third) class action certification motion filed in the same court in July 2017 concerning a transaction for the purchase of DBS shares and a transaction to continue the agreement between DBS and Spacecom, after the court ruled that the above motions should be preferred and after failing to find any added value in the other motion to advancing the class’s interests or facilitating the hearing.

In accordance with a procedural arrangement approved earlier by the court, the plaintiffs agreed in the above motions to administer the motions jointly and they will file a consolidated motion.

On December 10, 2017, the court resolved to postpone the hearing in the case for 4 months after the Attorney General’s attorney submitted his position whereby the hearing in this case should be delayed at this stage for 4 months, to enable the evidence in connection with the ISA investigation to be examined by the District Attorney’s office, to allow the investigation to be completed to the extent that this is necessary, and so that the District Attorney’s office can formulate its position.

On May 2, 2018 the Court granted the Attorney General’s request and ordered the proceeding stayed for an additional four months. The Attorney General is required to update the Court by August 12, 2018.

June-August 2017 and a motion from December 2017	Bezeq shareholders against Bezeq and DBS (not including two motions that were filed only against Bezeq)	Tel Aviv District Court	Various motions to disclose documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law filed further to the ISA investigation

In some of these motions (three in all), the court was moved to instruct Bezeq (and DBS, as applicable) to submit to the plaintiffs, documents and information in connection with the agreement for Bezeq’s purchase of DBS, and specifically in connection with the Second Contingent Payment according to that agreement (payment of NIS 170 million which is contingent on DBS meeting free cash flow targets in the period 2015-2017). On October 24, 2017, the court resolved to strike out the three motions after accepting the plaintiff’s request in the motion to certify a derivative action in the matter of an agreement for Bezeq to purchase DBS (see above), and this after concluding that these motions give rise to questions of fact and law that are essentially similar to the questions that arise in the Earlier Motion. In its decision, the court also noted that if the plaintiff in the Earlier Motion does not submit a motion to amend the motion for certification (such that it also applies to the matters included in the disclosure motions) or, alternatively, it files such a motion and its motion is dismissed, the plaintiffs in the foregoing three motions will have the right to initiate legal proceedings should they so determine.

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

In some of the motions, the court was moved to instruct Bezeq (and DBS, as applicable) to submit to the plaintiffs, certain documents in connection with an interested party transaction between DBS and Spacecom from 2013, as amended early in 2017. On December 10,2017, the plaintiffs in three motions notified they were “joining forces” and cooperating with each other. A hearing on the question of which motions should be dismissed and which should remain was held on January 8, 2018 and a ruling on the matter has not yet been given. Further to ISA’s position that in view of the investigation the proceedings in these cases should be delayed, the court ordered the proceedings to be delayed until April 10, 2018.

In an additional motion, the court was moved to instruct Bezeq and DBS to submit to the plaintiffs, documents and information also in connection with the agreement for Bezeq’s purchase of DBS and in connection with the DBS - Spacecom Transaction. In this motion, the plaintiff wishes to explore the filing of a motion to certify a derivative claim against officers in Bezeq and DBS who were in breach of their fiduciary duty against Bezeq in these transactions, according to the plaintiff, where the relief requested is to return all the benefits they received for the positions they held in Bezeq or DBS (salary, bonuses, management fees, etc.). The court consolidated the preliminary hearing in this case with the preliminary hearing on the motions to disclose documents prior to filing the motion to certify a derivative claim, detailed above.

Motion from December 2017 - motion to order Bezeq to disclose various documents to the plaintiff with respect to advance payments on account of the second contingent payment in the DBS transaction, claiming that the decision to pay advances and to pay them without any collateral was flawed. On January 21, 2018, Bezeq filed an application for instructions and requesting the court to strike out one of the two motions, either this motion or the motion to certify a derivative claim since they deal with overlapping issues.

December 2017	Action originally filed in the name of holders of B Communications securities against B Communications and its officers. Under a revised claim, DBS and officers (past and present) of DBS and Bezeq were added for the first time to the list of respondents. Bezeq was not added to the proceeding.	Court in New York State, USA	Motion to certify a class action

The motion alleges false and misleading declarations made by the respondents concerning the transaction in 2015 in which Bezeq acquired from Eurocom DBS the balance of DBS shares it held, including in connection with the second contingent consideration paid by Bezeq in accordance with the terms of the transaction.

According to the respondents, they were made aware of this matter after the opening of the public investigation by the Israel Securities Authority and the price of B Communications securities dropped significantly from that date until September 7, 2017.

Accordingly, the plaintiffs have petitioned the court to order the respondents to compensate the class members for the damages caused to them as a result of the above.

*

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
February 2018

Bezeq shareholders against Bezeq as a formal respondent and against Bezeq directors at the relevant times to the motion and against the controlling shareholders (indirectly) of Bezeq, Mr. Shaul Elovitch and Mr. Yossef Elovitch (“the Respondents”).

		Tel Aviv District Court - Economic Department	Motion to certify a derivative claim

According to the allegations in the motion, it concerns Bezeq’s execution of an assessment agreement with the Tax Authority which was signed on September 15, 2016, whereby Bezeq paid the Tax Authority NIS 462 million in tax for financing revenue from loans to DBS, whereas on the other hand, it was agreed that DBS’ losses in respect of financing expenses for Bezeq’s shareholder loans to DBS would be fully recognized for Bezeq after the merger between Bezeq and DBS.

The plaintiffs claim that as a result of execution of the Assessment Agreement, Bezeq paid an aggregate of NIS 660 million, of which NIS 462 million was paid to the Tax Authority and NIS 198 was paid to the controlling shareholders as a contingent consideration, which was set out in an agreement for acquisition of all the holdings and shareholder loans of Eurocom DBS.

According to the plaintiffs, Bezeq’s execution of the Assessment Agreement constituted an exceptional transaction of a public company in which the controlling shareholder has a personal interest, and it was unlawfully executed, since it was contrary to Bezeq’s interests and because the approvals required by law to enter into the transaction were not obtained.

According to the plaintiffs, the damage caused to Bezeq as a result of execution of the assessment agreement ranges between a minimum of NIS 65 million (if Bezeq will be permitted to offset DBS’ losses with respect to financing expenses) and a maximum of NIS 219 million (if Bezeq will not be permitted to offset all of DBS’ loses for financing expenses). The alleged damage is estimated by comparing the payments which Bezeq was charged (the tax liability and contingent consideration) and the tax asset created for it in the Assessment Agreement, to the payments it would have been liable for and the tax asset that would have been created for it had it entered into a settlement agreement with the tax authorities proposed by the tax authorities on the date of approval of the DBS Transaction.

The plaintiffs claim that the respondents who are directors violated their duty of caution and fiduciary obligations (and with respect to the respondents who are controlling shareholders of Bezeq, also their duty of fairness), and accordingly the plaintiffs request that the court approve filing of a derivative claim in Bezeq’s name against the respondents, and to require them to compensate Bezeq for the damage allegedly suffered by it as a result of breach of their obligations towards Bezeq.

65 minimum 219 minimum

April 2018	Bezeq shareholders against Bezeq	Tel Aviv District Court	Motion to certify a class action	The motion alleges that Bezeq is in breach of the prohibition prescribed by the Communications Law by means of text messages to customers who contact it, which include a link to Bezeq ’s website.	The petitioners estimate the class action amount at approximately NIS 85 million, which is comprised of monetary damage (estimation of damage for the alleged time wasted handling spam messages) and non-monetary damage due to mental anguish, causing a nuisance and so forth.
127

The following four claims were dismissed:

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
July 2012 November 2012 (Two claims that were unified)	Two shareholders vs. Bezeq officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department) and appeal in the Supreme Court	Derivative claim and request to approve a derivative claim Declarative reliefs

It was argued that members of the Board of Directors were in breach of their duty of caution and fiduciary obligations towards Bezeq, by approving loans which were not used for Bezeq’s benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for Bezeq because the financing expenses are not recognized for tax purposes. Declarative relief was requested for nullification of loans taken by Bezeq from the date of the change of control, and restitution of dividends by Bezeq’s controlling shareholder.

On September 17, 2014, a decision was made rejecting the two claims, since the court found that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from the confines of their prerogative, or that they damaged Bezeq.

On December 28, 2016, a Supreme Court ruling was handed down in two appeals filed against the District Court’s ruling by the Plaintiffs of both motions, unanimously dismissing the appeals after the Supreme Court accepted Bezeq’s arguments and charging the Plaintiffs expenses.

On August 30, 2017, the petition to hold another hearing on the case that was filed by one of the appellants was dismissed.

900, one claim 2,640 (net) in the other

June 2016	Customer v. Bezeq	Tel Aviv District Court	Action and motion for certification as a class action.	It was alleged that Bezeq was deceptive by offering a campaign to upgrade the internet surfing speed to certain customers without any additional fee and it subsequently actually charged some of the customers. On April 3, 2017, a ruling was handed down on this action certifying the plaintiff’s application to abandon the motion to certify the claim as a class action and dismissing the plaintiff’s personal claim, and this after, in its response, Bezeq drew attention to advertisements in which it had specified the exclusions to the campaign.	112

August 2016	A customer v. Bezeq and an ISP	Tel Aviv District Court	Action and motion for certification as a class action	It is argued that the defendants act unlawfully with respect to the transfer of internet subscribers from one ISP to another in that the subscriber is not disconnected immediately from the abandoned ISP and as a result is charged twice for the same service.

				On September 13, 2017, a ruling was given approving the plaintiff’s withdrawal from the motion.	*

February 2017	HOT v. the Ministry of Communications and others (including Bezeq)	Supreme Court	Petition to the Supreme Court	A demand for a hearing regarding the wholesale market prices for HOT, claiming that the prices which are expected to be fixed are lower than the cost price for HOT. On May 8, 2017, the petition was dismissed.

*        The amount of the claim is not indicated, or the claim is not a financial claim.

Bezeq International

Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
December 2011	Customer v. Bezeq International	District (Central)	Civil class action	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish. On March 13, 2016, the court certified the claim as a class action.	Approximately 120

January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge. On April 10, 2018, the court partially approved to certify the claim as a class action.	Approximately 65 with the addition of NIS 1,000 for each of the members of the class (every pupil in the Israeli education system).

Sept 2016	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants contend that Bezeq International charges excessive and unreasonable rates in contravention of section 17 of the Communications Law, for outgoing international calls.	Not noted.

November 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.

They claim that Bezeq International charged the listed customers for an overseas dialing plan at “premium prices” that were higher than the agreed price fixed in the communications plan. The plaintiffs contend that Bezeq International exceeded the applicability of the plan, fixed line destinations overseas and defined them as “premium destinations”, without basis and by misleading customers.

On December 26, 2017 the court approved the applicant’s withdrawal of the motion to certify a class action without ordering expenses.

Not noted.

June 2016	Customer v. Bezeq International	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.

The claimants allege that Bezeq International misleads its customers by marketing fast internet packages at 100MB, while the actual speed provided is much lower.

On February 14, 2017 the claim was dismissed after the court ruled that a similar claim with motion to certify as a class action that was filed earlier (in March 2016) would be heard. The hearing on the earlier motion was consolidated with a similar claim which had also been filed against Bezeq.

Approximately 187

DBS

Date	Parties	Court	Type of Action	Details	The amount of the claim
June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.

It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court to order DBS to refund to the members of the group, the amount collected for electricity consumption.

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

In October 2015, the court ruled to consolidate the proceedings in both motions for certification and filing of consolidated statements. In December 2016, the claimants’ request for interlocutory remedies against DBS regarding the disconnection of subscribers who refuse to bear the electricity costs and the signing of intermediate representatives on agreements to bear these expenses, was struck.

NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems.

Sept 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	A claim regarding electronic advertisements sent by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount that will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.	NIS 402 million (with additional relief to be determined at the court’s discretion).

Date	Parties	Court	Type of Action	Details	The amount of the claim
July 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim of discrimination against DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with Bezeq’s employees, over other new members. This, according to the allegations, is contrary to DBS obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS which engages as alleged, in price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of two motions to certify.

With the consent of the parties the court decided to suspend the hearing of the case due to the simultaneous suspension of corresponding cases against other defendants, while there is a pending motion to transfer the hearing on the petitions to another court, as previously mentioned. In August 2017, the court held that it does not deem it necessary to separate the cases against DBS and against HOT from the corresponding cases against the cellular companies. In the same month, DBS filed a notice regarding the differences between the proceedings against DBS and those against the cellular companies. In December 2017, the Attorney General filed his position on the case, according to which he does not believe it necessary to file a further position on his behalf. This notice further stated that the positions of the Antitrust Authority and of the Council in this suit are irrelevant to the question of whether the cellular companies violated the provisions prescribed in their licenses.

The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.

The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
December 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	A claim that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS and HOT), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients’ consent and in violation of the law. Thus, allegedly, they charge their customers illegal amounts and while enriching themselves unjustly.	The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.

April 2016	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the claimants, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the claimants contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and Unjust Enrichment Law and not in court.	The claimants have asked the court to order the cancellation of the condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court was also petitioned to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million.

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
March 2017	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

The subject of the action is the allegation that DBS was in breach of the agreement with its customers and the conditions of the license issued by the Ministry of Communications when it discontinued broadcasts of the Children’s Channel on January 1, 2017 and instead started to broadcast a channel called Yes KIDZ, which the applicant argues is not an appropriate substitute. The applicant requests that DBS refunds to each of the members of the class group the amounts that it collected or overcharged (the “excess amount” as argued by the applicant will not be less than NIS 100 per month), from the date of discontinuation of the channel broadcasts, and that it should compensate all members of the group for the inconvenience caused as a result of the discontinuation of the channel’s broadcasts (a loss which is estimated in the amount of NIS 250 for each group member).

In May 2017, DBS received a letter from the Council with regard to the termination of the proceeding against the substituting of the Children’s Channel, in which the Council stated that DBS had complied with the Council’s decisions on this matter, and that the response offered by Bezeq “provides a worthy alternative for the channel that was discontinued”. In view of this, DBS sent a letter to the applicant’s counsel requesting that they inform it as soon as possible whether he intends to continue the proceeding or to file for the motion to certify to be withdraws. To date, no written response has been received from the applicant. In November 2017, DBS submitted its response to the motion to certify and in December 2017 the applicant submitted its reply to the response.

The applicant does not expressly mention the amount of the action against DBS, but defines the group as all DBS customers on the date of discontinuation of the channel’s broadcasts, excluding those customers who have ostensibly already received specific compensation from DBS for discontinuation of the channel’s broadcasts.

June - August 2017 and a motion filed in December 2017	Shareholders of Bezeq v Bezeq and DBS	District Court at Tel Aviv – Yafo	Various motions for disclosure of documents prior to filing a motion to certify a derivative claim pursuant to section 198A of the Israeli Companies Law, which were filed pursuant to an investigation by the ISA.	For details of this class action against Bezeq, DBS and others, see the Bezeq section.

Pelephone

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
1.	Aug 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed. On February 3, 2007, a Supreme Court ruling was handed down according to which the applicants’ appeal to dismiss the decision was accepted and the hearing will be returned to the District Court for ruling on the question of whether VAT was unlawfully collected in respect of overseas cellular services. According to the Supreme Court ruling, if the District Court rules in favor of the issue and Pelephone is required to refund the collected VAT to its customers, a claim for indemnification against the Tax Authority will be possible for the amounts that it will be required to refund. Furthermore, it was determined that in the context of prepaid service bundles for use overseas, the VAT rate is zero. According to Pelephone’s initial estimate, the implication of the Supreme Court ruling is that the results of the aforementioned process will have no significant repercussions for Pelephone.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.

2.	May 2012	Customer v. Pelephone	District (Tel Aviv)	Financial class action suit	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	Approximately 124

3.	December 2012	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone allowed unlawful charging of subscribers for mobile content services that were not ordered, by the content service company, E-interactive.	Approximately 107

4..	November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same benefits to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone’s license and the law. They also request as remedy that Pelephone refrain from granting such benefits. A stay was ordered for hearing the case for six months in order to enable the Ministry of Communications to formulate its position on the matter following the RFI hearing that the Ministry is conducting.	Approximately 300

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
5.	July 2014	Customer v. Pelephone and other mobile telephony companies.	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone, together with three other mobile telephony companies, registered subscribers for content services without obtaining their consent and in contravention of the law, and thereby creating a “platform” for iQtech Group to unlawfully charge tens of thousands of people for content services.	Approximately 100 with regard to the mobile telephony companies and 300 against all the defendants.

6.	May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not offer “Walla Mobile” tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers. The proceedings in the case were consolidated with another case due to the similarity between the proceedings.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.

7.	October 2016	Customer v. Pelephone, Partner and Cellcom	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that the defendants do not allow their subscribers to make full use of their overseas package and this through discriminatory terms under which the package can be used for a very short period (between one week to one month only) and that at the end of that period, the unused balance of the package expires and no reimbursement is given.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

8.	Sept 2017	Customer v. Pelephone	District Court (Nazareth)	A financial claim filed with a motion to certify it as a class action.	The plaintiff argues that Defendant fails to block access to foreign internet browsing services for its subscribers who did not purchase a package for web-browsing abroad or who asked for voluntary access to the surfing services, and that it charges these subscribers retroactively when they purchase a web-browsing package and after accumulating a debt for browsing services. The plaintiff argues that Pelephone therefore practices unjust enrichment.	Approximately 262.5

9.	October 2017	Customer v. Pelephone and Partner	Central District	A financial claim filed with a motion to certify it as a class action.	The plaintiff claims that the Defendants make unlawful use of their customers’ location data, thus violating the agreements with them, the operating licenses and various laws, including the Protection of Privacy Law, 1981.	Approximately 850

10.	April 2018	Customer v. Pelephone,	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

The claim is filed primarily on the grounds that the respondent markets and sells its customers repair services while requiring customers to commit to unreasonable periods of time and without the possibility in the agreement of canceling the transaction during the commitment period and/or of transferring the service to another cellular device.

The petitioners do not explicitly state the amount of the claim against the respondent, but estimate that the value of the damage caused to each class member by the inability to cancel the repair service until the end of the commitment period is estimated at hundreds of shekels each year for each class member.

The following three claims were dismissed:

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
11.	December 2015	Customer v. Pelephone	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone violated the mobility plan/rules. Thus, when attempting to move to another operator (the receiving operator) the applicant found out that she was deliberately blocked by Pelephone (the deserted operator) from moving. When calling Pelephone to clarify the issue, she found out that the unacceptable reason for blocking her was an attempt to retain her and prevent her from moving to a competitor. Furthermore, injunctions are sought to prevent such blocking. On March 28, 2017, the court approved abandonment of the motion, striking out of the motion for certification and dismissal of the Plaintiff’s personal claim.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

12.	May 2016	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone opted subscribers to its Smart Call service without their consent or their knowledge, and this in contravention of the provisions of the law, including its license and the Smart Call service portfolio. On May 7, 2017 the Court approved the withdrawal of the applicant from the motion to certify a class action against Pelephone and dismissed his personal claim against it.	Approximately 200

13.	June 2016	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that Pelephone overcharges for calls made overseas to Israel in the overseas Travel track and charges at the higher rate for a direct dialing call instead the rate for a call via the savings service, and this only because of the fact that the calls were dialed using the 972 code, as the phone numbers are saved in the claimant’s phone. On June 4, 2017 the court handed a ruling dismissing the motion to certify and dismissed the claimant’s personal claim without awarding costs.	Approximately 86
136

Walla:

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
1.	April 2018	Customer v. Walla	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

The claim is filed on grounds that Walla publishes “advertising-related articles” on its site without due disclosure of the fact that reference is made to marketing content. The petitioner further asserts that the publication of marketing content without due disclosure, as alleged, constitutes, among other things, a violation of the Consumer Protection Law, a violation of the Rules of Journalistic Ethics, a tort and unjust enrichment.

NIS 60,000,000

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2013	$21.88	$3.68	NIS	76.38	NIS	13.78
2014	$21.61	$12.76	NIS	84.46	NIS	45.25
2015	$26.99	$14.08	NIS	105.00	NIS	54.48
2016	$31.86	$19.50	NIS	102.30	NIS	77.62
2017	$21.50	$13.39	NIS	84.84	NIS	48.33

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High		Low
2016
First Quarter	$31.86	$23.71	NIS	102.30	NIS	81.64
Second Quarter	$31.00	$21.60	NIS	96.67	NIS	84.40
Third Quarter	$25.57	$22.68	NIS	98.13	NIS	86.20
Fourth Quarter	$23.60	$19.50	NIS	89.86	NIS	77.62

2017
First Quarter	$21.49	$18.58	NIS	84.84	NIS	70.19
Second Quarter	$21.50	$17.20	NIS	76.30	NIS	60.50
Third Quarter	$18.30	$13.39	NIS	64.27	NIS	48.33
Fourth Quarter	$18.80	$13.76	NIS	63.66	NIS	49.30

2018
First Quarter	$20.49	$12.90	NIS	71.00	NIS	46.04
Second Quarter (through May 14)	$13.24	$10.80	NIS	46.06	NIS	38.57

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High	Low
November 2017	$16.09	$14.10	NIS 56.97	NIS 49.30
December 2017	$18.80	$15.02	NIS 63.66	NIS 51.73
January 2018	$20.49	$16.89	NIS 71.00	NIS 58.61
February 2018	$19.21	$16.55	NIS 64.57	NIS 58.04
March 2018	$18.06	$12.90	NIS 59.04	NIS 46.04
April 2018	$13.24	$11.30	NIS 46.06	NIS 41.09
May 2018 (through May 14)	$13.08	$10.80	NIS 44.70	NIS 38.57

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Exceptional Holdings; Principal Shareholders. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications. Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized acquisition is referred to as “Exceptional Holdings.” For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our “means of control” is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of Bezeq, to appoint a director or general manager of Bezeq, to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation. We received explicit governmental approval to keep the Control Permit even at a level of a 25% ownership interest.

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law and our articles of association, our board of directors must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, and subject to the Israeli Companies Law and regulations thereunder, notice of at least 14 days or 21 days or 35 days prior to the date of the meeting is required. Our articles of association provide that notice of a general meeting of shareholders will be delivered to all eligible shareholders by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of: (a) two of the directors or 25% of the directors in office, (b) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (c) one or more shareholders having at least 5% of the voting power in the company. The chairperson of the board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

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

General Corporate Tax Structure

In 2017, the corporate tax rate was 24% and as of January 1, 2018 the corporate tax rate is 23%.

Tax on Capital Gains of Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. The Real Gain accrued on the sale of our Shares is generally taxed at a rate of 25% for corporations. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company), the tax rate will be 30% (25% in 2011). However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax. Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder. Capital gains are also reportable on annual income tax returns.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5% of the gross amount of the dividend paid. This reduced rate will not apply if more than 25% of the Israeli company’s gross income for such prior tax year consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. Investors should consult their own tax advisors to determine if they are eligible for benefits under the U.S. Israel Tax Treaty.

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

United States Federal Income Tax Considerations

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

Careful attention should be given to changes recently introduced to the Code under the U.S. Tax Cuts and Jobs Act. This legislation includes significant changes to the taxation of individuals and business enterprises, and investors should consult with their own tax advisors to determine its full impact on their U.S. tax liability.

There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;

●	financial institutions;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold the ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that we are not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently set at a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2017. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

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

Effects of Currency Fluctuations

Our unconsolidated net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 140 million (approximately $40 million) at December 31, 2017. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in our yearly financial income of NIS 1.4 million (approximately $404 thousand).

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

The Bezeq Group’s net exposure to changes in foreign currency exchange rates was NIS 169 million (approximately $49 million) at December 31, 2017. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an immaterial increase or decrease in Bezeq’s yearly financial expenses.

Effects of Changes in the Israeli Consumer Price Index

Our unconsolidated net exposure to changes in the Israeli CPI was NIS 25 million (approximately $7 million) at December 31, 2017. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial income of NIS 250 thousand (approximately $75 thousand).

The Bezeq Group’s net exposure to changes in the Israeli CPI was NIS 4.1 billion (approximately $1.2 billion) at December 31, 2017. The exposure primarily consists of Bezeq’s debentures which are linked to the Israeli CPI. As of December 31, 2017, Bezeq holds forward contracts on the Israeli CPI in the amount of NIS 2 billion (approximately $577 million). Each increase or decrease of 1% in the Israeli CPI will result in an immaterial increase or decrease in the Bezeq Group’s yearly financial expenses.

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2017, we had NIS 205 million (approximately $59 million) in cash and cash equivalents and NIS 306 million (approximately $88 million) in short term investments.

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

As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police as described in this Annual Report, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we are prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting.

Subject to these limitations, we nevertheless completed the work necessary to identify a material weakness pertaining to the design of Bezeq’s internal control over financial reporting relating to certain matters, which are mainly the subjects of the investigations. Our management then assessed the effectiveness of our own internal control over financial reporting as of December 31, 2017. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.

Due to the material weakness pertaining to the design of Bezeq’s internal control over financial reporting, such material weakness is also considered a material weakness in our reports.

Remediation

Bezeq reported that its management and board of directors have started implementation of a ten-point action plan, subject to the legal limitations, with assistance from outside professional advisors, in order to strengthen Bezeq’s control process and to ensure that despite there being a material weakness in Bezeq’s internal control, its reports are prepared in compliance with the law. Our Audit Committee and management have monitored and will continue to monitor the implementation of Bezeq’s action plan.

In addition, and although we believe that there are no weaknesses in relation to the activity of our company, our Audit Committee engaged special legal counsel to assist us in designing and implementing certain prospective improvements to our existing internal processes and controls. While management believes that the existing work process was adequate and that there were no material deficiencies in our controls, and that the material weakness at Bezeq could not have been prevented by our company, we are continuing our efforts to strengthen our longstanding control processes.

The procedures and controls, which we are working to improve, include training processes; working procedures with Bezeq’s finance departments and financial managers; procedures for appointing directors to the board of directors of Bezeq; and procedures for working with Bezeq’s internal enforcement team.

We are committed to maintaining a strong internal control environment. We will provide further updates on Bezeq’s action plan in future SEC filings.

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

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there were no changes in our internal control over financial reporting during the period covered by the Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Year Ended December 31,
	2016		2017
Services Rendered	Unconsolidated	Consolidated	Unconsolidated	Consolidated
Audit fees and audit-related fees(1)(2)	NIS 680,000	NIS 6,210,000	NIS 760,000	NIS 6,462,000
Tax fees and all other fees(3)	NIS 223,000	NIS 1,459,000	NIS 221,000	NIS 2,037,000
Total	NIS 903,000	NIS 7,669,000	NIS 981,000	NIS 8,499,000

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)	Audit related fees are the aggregate fees billed for assurance and related services that are not reported under audit fees. These fees include internal controls review services as well as agreed upon procedures for certain regulatory matters.

(3)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice.

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

No ordinary shares of our company were purchased by us or on our behalf or by any affiliated purchaser during 2017.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)
1.2	Amended and Restated Articles of Association of the Registrant(2)
2.1	Specimen of Ordinary Share Certificate(1)
4.1	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd.(1)
4.2	English Translation of the Terms of the Bezeq – DBS Merger Agreement(3)
4.3	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communications to members of the Eurocom Group on April 13, 2010(4)
4.4	2007 Equity Incentive Plan(1)
4.5	Officers’ Compensation Policy, April 2016 (as amended December 2017)(5)
4.6	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.(6)
4.7	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 20, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.(7)
4.8	English translation of Deed of Trust dated September 14, 2016 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.(8)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(3)	Filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of March 2015 (March 18, 2015), and incorporated herein by reference.

(4)	Filed as Exhibit 4.7 to the Registrant’s Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(5)	Filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2016 (May 9, 2016), and incorporated herein by reference.

(6)	Filed as Exhibit 4.14 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as Exhibit 4.15 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(8)	Filed as Exhibit 4.8 to the Registrant’s Report on Form 20-F for the year ended December 31, 2016, and incorporated herein by reference.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B COMMUNICATIONS LTD.

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

By:	/s/ Itzik Tadmor
Itzik Tadmor
Principal Financial Officer

Dated: May 15, 2018

B Communications Ltd.

Consolidated Financial Statements

As at December 31, 2017

B Communications Ltd.

Consolidated Financial Statements

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

B Communications Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of B Communications Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investigation related to Bezeq The Israel Telecommunications Corp. Ltd., a subsidiary of the Company (“Bezeq”), Bezeq’s subsidiary DBS Satellite Services (1998) Ltd, and officers in these companies (collectively referred to as the “accused parties”) as described below, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 15, 2018 indicates that the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company’s internal control over financial reporting.

As described in Note 1 to the consolidated financial statements, a joint investigation of the accused parties is being conducted by the Israel Securities Authority and the Israel Police. The basis of the investigation is the suspicion that the accused parties committed offenses under the Israel Securities’ Law and the Penal Code, with respect to transactions related to the Company’s controlling shareholder. Bezeq does not have complete information concerning the investigation, including any content, materials, or evidence which may be in the possession of the legal authorities. In addition, under the provisions of Israeli law regarding obstruction of justice at this stage, Bezeq is prevented from examining any matters related to the investigation. Accordingly, Bezeq is unable to fully assess the impact, if any, of the investigation, the findings, and the results on the assessment of Bezeq’s consolidated financial statements. As a result, we were unable to obtain sufficient appropriate audit evidence as to the effect, if any, of the investigation proceedings on the Company’s consolidated financial statements.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2017 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Initial application of new standard

As discussed in Note 3A to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2017 due to the adoption of International Financial Reporting Standard No. 15 Revenue from Contracts with Customers.

Legal Proceedings

We draw attention to Note 1 to the consolidated financial statements regarding a number of legal proceedings which were filed against Bezeq subsequent to the commencement of the investigation mentioned above.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

We have served as the Company's auditor since 2000.

Tel Aviv, Israel

May 15, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

B Communications Ltd.

Disclaimer of Opinion on Internal Control Over Financial Reporting

We were engaged to audit B Communications Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Since management was unable to perform necessary procedures relating to the investigation described below which impact on the Company’s internal control over financial reporting, and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company’s internal control over financial reporting.

As described in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15, Company management, including its Chief Executive Officer and principal financial officer did not conclude on the effectiveness of its internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (COSO 2013 Framework). Investigations of Bezeq, The Israel Telecommunications Corp. Ltd., a subsidiary of the Company (“Bezeq”), Bezeq’s subsidiary DBS Satellite Services (1998) Ltd (“DBS”) and several of its directors and senior officers by both the ISA and Israel’s Police as described in the Company’s financial statements, prevented Company management from examining all matters related to the investigations. Accordingly, the Company was unable to fully assess the impact, if any, of the investigations, the related findings, and the results on the assessment of its internal controls over financial reporting.

As a result, we were unable to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of the Company’s internal control over financial reporting.  However, during the course of the audit, we did identify the following material weaknesses, the disclosure of which is not fairly presented in all material respects in Item 15, Management’s Annual Report on Internal Control Over Financial Reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness described below has been identified but was not fairly presented in management’s assessment:

The following material weakness was identified in the Company’s internal controls over financial reporting:

The Company failed to maintain an effective control environment with respect to its internal controls over financial reporting. Specifically:

•	Management failed to adequately demonstrate through its directives, actions, and behavior the importance of integrity and ethical values to support the functioning of internal controls over financial reporting of Bezeq.
•	The Board of Directors of Bezeq failed to adequately exercise its oversight responsibility regarding independence from management with respect to a Special Board of Directors’ Subcommittee.
•	Management and the Board of Directors failed to provide adequate oversight for financial reporting and the design, implementation, and conduct of internal controls related to Bezeq’s regulatory environment.

These control deficiencies resulted in no material misstatement to the consolidated financial statements. However, these control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated May 15, 2018 expressed a qualified opinion on those consolidated financial statements due to our inability to obtain sufficient appropriate audit evidence as to the effect, if any, of the investigation proceedings described above on the Company’s consolidated financial statements.

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements, included in the content within “Remediation” of Management’s Annual Report on Internal Control Over Financial Reporting, referring to corrective actions taken after December 31, 2017, relative to the aforementioned material weakness in internal control over financial reporting.

Basis for Disclaimer of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15 - Control and Procedures. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Definition and Limitations of Internal Control Over Financial Reporting

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

May 15, 2018

B Communications Ltd.

Consolidated Statements of Financial Position as of

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2016	*2017	2017
	Note	NIS	NIS	US$
Current assets
Cash and cash equivalents	5	762	2,386	688
Investments	6	907	596	172
Trade receivables, net	7	2,000	1,915	552
Other receivables	7	216	270	78
Related party	12	-	43	12
Inventory		106	125	36

Total current assets		3,991	5,335	1,538

Non-current assets
Long-term trade and other receivables	7	644	493	142
Property, plant and equipment	8	7,072	6,940	2,003
Intangible assets	9	6,534	5,840	1,684
Deferred expenses and non-current investments	10	465	558	161
Broadcast rights	11	432	454	131
Deferred tax assets	19	1,007	1,019	294

Total non-current assets		16,154	15,304	4,415

Total assets		20,145	20,639	5,953

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Financial Position as of (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2016	*2017	2017
	Note	NIS	NIS	US$
Current liabilities
Bank loans and credit and debentures	13	2,051	1,858	536
Trade and other payables	14	1,640	1,719	496
Related party	12B	32	-	-
Current tax liabilities	19	138	160	46
Provisions	15	80	94	27
Employee benefits	18	315	280	81
Total current liabilities		4,256	4,111	1,186

Non-current liabilities
Bank loans and debentures	13	11,446	12,437	3,588
Employee benefits	18	258	272	78
Other liabilities		244	234	67
Provisions	15	47	40	12
Deferred tax liabilities	19	593	459	132
Total non-current liabilities		12,588	13,442	3,877

Total liabilities		16,844	17,553	5,063

Equity	23
Attributable to shareholders of the company		1,170	1,246	359
Non-controlling interests		2,131	1,840	531

Total equity		3,301	3,086	890

Total liabilities and equity		20,145	20,639	5,953

Date of approval of the financial statements: May 15, 2018

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

* For information regarding early adoption of IFRS 15, Revenue from Contracts with Customers, see Note 3a.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2015	2016	*2017	2017
	Note	NIS	NIS	NIS	US$
Revenues	24	9,985	10,084	9,789	2,823

Costs and expenses
Depreciation and amortization		2,131	2,161	2,117	611
Salaries	25	1,958	2,015	2,007	579
General and operating expenses	26	3,876	4,021	3,906	1,127
Other operating expenses (income), net	27	3	21	149	43

		7,968	8,218	8,179	2,360

Operating profit		2,017	1,866	1,610	463

Financing expenses (income)
Finance expenses		689	1,054	586	169
Finance income		(154)	(123)	(69)	(20)

Financing expenses, net	28	535	931	517	149

Profit after financing expenses, net		1,482	935	1,093	314

Share of loss (income) in
equity-accounted investee	12	(12)	5	5	1

Profit before income tax		1,494	930	1,088	313

Income tax expenses	19	358	442	347	100

Net profit for the year		1,136	488	741	213

Profit (loss) attributable to:
Shareholders of the company		210	(236)	78	22
Non-controlling interests		926	724	663	191

Net profit for the year		1,136	488	741	213

Earnings (loss) per share	29
Basic		7.04	(7.92)	2.62	0.76
Diluted		6.97	(7.92)	2.62	0.76

* For information regarding early adoption of IFRS 15, Revenue from Contracts with Customers, see Note 3a.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2015	2016	*2017	2017
	NIS	NIS	NIS	US$
Net profit for the year	1,136	488	741	213

Items of comprehensive profit (loss),
net of tax	7	(15)	(8)	(2)

Total comprehensive profit for the year	1,143	473	733	211

Attributable to:
Shareholders of the Company	212	(240)	76	21
Non-controlling interests	931	713	657	190

Total comprehensive profit for the year	1,143	473	733	211

* For information regarding early adoption of IFRS 15, Revenue from Contracts with Customers, see Note 3a.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Retained		Controlling	Total
	Shares(1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2015	29,889,045	3	1,057	(*)	(48)	(51)	961	2,627	3,588

Changes during 2015:
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	20	19
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,232)	(1,232)
Dividends to shareholders	-	-	-	-	-	(127)	(127)	-	(127)

Other comprehensive profit, net of tax	-	-	-	-	2	-	2	5	7
Net profit for the year	-	-	-	-	-	210	210	926	1,136
Comprehensive profit for the year	-	-	-	-	2	210	212	931	1,143

Balance as at December 31, 2015	29,889,045	3	1,057	(*)	(47)	32	1,045	2,346	3,391

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Retained		Controlling	Total
	Shares(1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2016	29,889,045	3	1,057	(*)	(47)	32	1,045	2,346	3,391

Changes during 2016:
Exercise of options in a subsidiary	-	-	-	-	(2)	-	(2)	6	4
Transactions with non-controlling interest, net of tax	-	-	-	-	-	722	722	128	850
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,062)	(1,062)
Dividend to shareholders	-	-	-	-	-	(355)	(355)	-	(355)

Other comprehensive profit (loss), net of tax	-	-	-	-	3	(7)	(4)	(11)	(15)
Net profit (loss) for the year	-	-	-	-	-	(236)	(236)	724	488
Comprehensive profit (loss) for the year	-	-	-	-	3	(243)	(240)	713	473

Balance as at December 31, 2016	29,889,045	3	1,057	(*)	(46)	156	1,170	2,131	3,301

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

										Convenience
	Attributable to shareholders of the Company									translation
	Share capital							Non-		into U.S.
	Number of		Share	Treasury	Other	Retained		Controlling	Total	dollars
	Shares (1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity	(Note 2D)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Balance as at January 1, 2017	29,889,045	3	1,057	(*)	(46)	156	1,170	2,131	3,301	952

Changes during 2017:
Dividends to non-controlling interests	-	-	-	-	-	-	-	(948)	(948)	(273)

Other comprehensive loss, net of tax	-	-	-	-	1	(3)	(2)	(6)	(8)	(2)
Net profit for the year	-	-	-	-	-	78	78	663	741	213
Comprehensive profit for the year	-	-	-	-	1	75	76	657	733	211

Balance as at December 31, 2017	29,889,045	3	1,057	(*)	(45)	231	1,246	1,840	3,086	890

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2015	2016	*2017	2017
	NIS	NIS	NIS	US$
Cash flows from operating activities
Net profit for the year	1,136	488	741	213

Adjustments:
Depreciation and amortization	2,131	2,161	2,117	611
Impairment of goodwill	-	-	129	37
Profit from gaining control over DBS	(12)	-	-	-
Share of loss (profit) of equity accounted investees	(12)	5	5	1
Finance expenses, net	570	981	525	151
Capital gain, net	(136)	(86)	(27)	(8)
Income tax expenses	358	442	347	100

Change in inventory	(20)	(20)	(35)	(10)
Change in trade and other receivables	323	110	194	57
Change in trade and other payables	(271)	(24)	16	5
Changes in provisions	18	(19)	15	4
Changes in employee benefits	110	(65)	(33)	(10)
Change in other liabilities	(9)	23	(34)	(10)
Net income tax paid	(534)	(534)	(473)	(136)
Net cash provided by operating activities	3,652	3,462	3,487	1,005

Cash flows from investing activities
Purchase of property, plant and equipment	(1,324)	(1,193)	(1,131)	(326)
Investment in intangible assets and deferred expenses	(311)	(223)	(399)	(115)
Proceeds from the sale of property, plant and equipment	151	138	98	28
Tax payments due to owners loans	-	(461)	-	-
Change in investments, net	1,574	621	301	87
Net deposits from (to) restricted cash	(90)	155	-	-
Cash from gaining control over investee	299	-	-	-
Other	11	15	3	1

Net cash provided by (used in) investing activities	310	(948)	(1,128)	(325)

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2015	2016	*2017	2017
	NIS	NIS	NIS	US$
Cash flows from financing activities
Proceeds from issuance of debentures and loans received	1,010	4,184	2,635	760
Repayment of debentures and loans	(2,297)	(4,871)	(1,813)	(523)
Interest paid	(769)	(915)	(537)	(155)
Dividends paid by Bezeq to non- controlling interests	(1,232)	(1,062)	(948)	(273)
Transactions with non-controlling interests	-	978	-	-
Dividends to shareholders	(127)	(355)	-	-
Payments to Eurocom DBS	(680)	(256)	(61)	(18)
Others	1	(36)	(11)	(3)

Net cash used in financing Activities	(4,094)	(2,333)	(735)	(212)

Net increase (decrease) in cash and cash equivalents	(132)	181	1,624	468

Cash and cash equivalents as at the beginning of the year	713	581	762	220

Cash and cash equivalents as at the end of the year	581	762	2,386	688

* For information regarding early adoption of IFRS 15, Revenue from Contracts with Customers, see Note 3a.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 -	Reporting Entity

B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2017 include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

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

On June 20, 2017, the Israel Securities Authority began an open investigation (“the Investigation”), which included searches at the offices of Bezeq and of DBS and seizure of documents.

As part of the investigation, the Chairman of Bezeq’s Board of Directors (when the investigation was initiated) was questioned, as well as Bezeq’s CEO, the CEO and CFO of DBS, and to the best of Bezeq’s knowledge, other senior officers and officers in the Group.

On November 6, 2017, the Israel Securities Authority (“the ISA”) issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney (Taxation and Economics). In accordance with the notice, the ISA concluded that there is prima facie evidence establishing the involvement of the main suspects in the case, in offenses of: (1) fraudulently receiving funds in connection with the entitlement of Bezeq’s controlling shareholder to a receive contingent consideration of NIS 170 as part of the transaction for Bezeq’s purchase of DBS shares from Bezeq’s controlling shareholder, which consideration was based on certain targets to be met by DBS; (2) leaking the material of the independent committee of Bezeq’s Board of Directors that examined interested party transactions (the transaction for the acquisition of DBS shares by Bezeq and the transaction between DBS and Space Communications Ltd. for the purchase by DBS of satellite segments from Space Communications Ltd.) to Bezeq’s controlling shareholder and associates; and (3) promoting Bezeq’s interests in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on how to continue to proceed with this matter. It should be noted that in this context, on November 20, 2017, Bezeq and DBS received a “letter of notice to the suspect” indicating that the investigation file relating to Bezeq and DBS as suspects was transferred to the Attorney General for review.

On February 18, 2018, the ISA and the Israel Police issued a joint press release stating that in view of the evidence the ISA found in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened on that date by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433. Pursuant to such investigation, a number of suspects were arrested, including senior officers of the Bezeq Group (including a former director and controlling shareholder in Bezeq and Bezeq’s CEO), and were subsequently released under restrictive conditions.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 -	Reporting Entity (cont’d)

To the best of Bezeq’s knowledge, and based on the Court’s rulings, the officers are suspected, together with others, of offenses of fraud, administrative offenses, obstruction of justice, bribery, offenses under the Israel Securities Law, deception and breach of trust in a company, and also some offenses under the Prohibition on Money Laundering Law, 2000.

Subsequent to the opening of the investigation, a number of legal proceedings were commenced against Bezeq, officers of Bezeq, and companies of the group of controlling shareholders in Bezeq, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim. For further information, see Note 20.

Bezeq does not have full information about the investigations described in this section, or the content, the materials or the evidence in the possession of the legal authorities. In addition, in view of the provisions of Israeli law and the concern of obstructing investigation proceedings, Bezeq at present is prevented from, and is avoiding, the examination of all matters that were raised in the investigations. This restricts Bezeq’s activity, including in all matters relating to audits and assessments required for publishing Bezeq’s reports. Accordingly, Bezeq is unable to assess the effects of the investigations, their findings and their results on Bezeq and its officers, on the internal control of Bezeq, on the financial statements and on the estimates, if any, used in the preparation of these financial statements.

Note 2 -	Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized to be issued by the Company’s Board of Directors on May 15, 2018.

B.	Definitions

In these financial statements-

(1)	The Company: B Communications Ltd.

(2)	The Group: B Communications Ltd. and its subsidiaries, as listed in Note 12.B.

(3)	Parent company: Internet Gold - Golden Lines Ltd.

(4)	Bezeq: Bezeq - The Israel Telecommunication Corp. Limited.

(5)	Bezeq Group: Bezeq The Israel Telecommunication Corp. Limited and its subsidiaries, as listed in Note 12 Investees.

(6)	DBS: DBS Satellite Services (1998) Ltd.

(7)	Eurocom Communications: Eurocom Communications Ltd.

(8)	Subsidiaries: Companies whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(9)	Associates: Companies, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on an equity basis.

(10)	Investees: Subsidiaries or associates.

(11)	Related party: As defined in IAS 24 (2009), Related Party Disclosures.

(12)	Israeli CPI: The consumer price index as published by the Israeli Central Bureau of Statistics.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 -	Basis of Preparation (cont’d)

C.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2017, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2017 (NIS 3.467 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 -	Basis of Preparation (cont’d)

G.	Use of estimates and judgments (cont’d)

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life and expected operation of fixed assets, intangible assets, broadcasting rights, and subscriber acquisition asset	Assumptions of the useful life of groups of fixed assets, intangible assets, and additional assets	Change in the value of fixed assets, intangible assets, additional assets, and in depreciation and amortization expenses	Note 8, Note 9, Note 10 and Note 11
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 9
Deferred taxes	Assumption of anticipated future realization of the tax benefit in the future, including assumptions for the utilization of carryforward losses in DBS, and the assumption that it is more likely than not that the cancellation of the structural separation between Bezeq and DBS will be approved.	Recognition or reversal of deferred tax asset in profit or loss	Note 19
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition or reversal of income tax expenses	Note 19
Measurement of liabilities and the fair value of the excess of advance payments for contingent consideration in a business combination	The assumptions regarding the amount expected to be recovered for Bezeq from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS	Change in the value of the liability for contingent consideration for a business combination and change in the fair value of the excess of the advance payments for contingent consideration and recognition in the statement of income for this change, respectively.	Note 12
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 15 and Note 20
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 18
The existence of effective control over Bezeq	The practical ability to appoint most of the members of the board of directors of Bezeq, as a result of the control permit in Bezeq, the composition and distribution of the holdings of the other shareholders of Bezeq and the restrictions on these shareholders under the Telecommunications Law	Consolidation of Bezeq’s reports or treatment of Bezeq using the equity method.	Note 3

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 -	Basis of Preparation (cont’d)

H.	Determination of fair value

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

A.	Initial application of new standards

As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which sets out guidelines for recognition of revenue.

IFRS 15 presents a new model for recognizing revenue from contracts with customers, which includes five steps for analyzing transactions so as to determine when to recognize revenue and in what amount:

1.       Identifying the contract with the customer.

2.       Identifying separate performance obligations in the contract.

3.       Determining the transaction price.

4.       Allocating the transaction price to separate performance obligations.

5.       Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when the customer gains control over the goods or services. Revenue is based on the consideration that the Group expects to receive for the transfer of the goods or services promised to the customer. Revenue is recognized when it is expected that the economic benefits will flow to the Group.

Application of the model did not have a material effect on the measurement of the Group’s revenue in 2017, compared to the provisions of the previous standard.

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer (“Subscriber Acquisition”), which are costs incurred to obtain a contract with a customer and which costs would not have been incurred had the contract not be obtained (such as sales commissions). These are recognized as an asset when the costs are attributed directly to a contract that the Group can specifically identify, they produce or improve the Group’s resources that will be used for its future performance obligation and it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Group for a defined period.

Accordingly, direct commissions paid to agents and sales employees of the Group for sales and upgrades under agreements that do not include an obligation period for the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income, since the Group expects to recover the incremental costs for achieving the contract in the framework of the contracts.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

A.	Initial application of new standards (cont’d)

An asset for obtaining a contract is amortized in accordance with the expected useful life of the subscribers and in accordance with the average churn rate of subscribers based on the type of subscriber and service received (mainly over 1-4 years).

Contract acquisition costs that would arise regardless of whether the contract was obtained are recognized as an expense when incurred.

The Group applied IFRS 15 using the cumulative effect approach without a restatement of comparative figures.

As part of the initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date and the accounting treatment for the contracts completed at the transition date will not be amended.

The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts that ended at the date of initial application of IFRS 15. Therefore, Subscriber Acquisition costs incurred prior to January 1, 2017 and recognized in the statement of income as an expense were not accounted for retroactively.

Other than the accounting treatment of Subscriber Acquisition costs, implementation of IFRS 15 had no other material effects on the financial statements. In addition, implementation of IFRS 15 had no effect on retained earnings as at the transition date.

The tables below summarize the effects on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for 2017, assuming that the Group’s previous policy regarding subscriber acquisition costs continued during that period.

Effect on the consolidated statement of financial position of the Group as at December 31, 2017:

	In accordance with the previous policy	Change	In accordance with IFRS15
	NIS	NIS	NIS
Net subscriber acquisition asset (stated as deferred expenses and non-current investments)	4	111	115
Equity attributable to shareholders of the Company	1,224	22	1,246
Non-controlling interests	1,778	62	1,840
Total equity	3,002	84	3,086

Effect on the consolidated cash flows statement of the Group for 2017:

	Year ended December 31, 2017
	In accordance with the previous policy	Change	In accordance with IFRS15
	NIS	NIS	NIS
Net cash from operating activities	3,322	165	3,487
Net cash used in investing activities	(963)	(165)	(1,128)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

A.	Initial application of new standards (cont’d)

Effect on the consolidated statement of income of the Group for 2017:

	Year ended December 31, 2017
	In accordance with the previous policy	Change	In accordance with IFRS15
	NIS	NIS	NIS
General and operating expenses	4,037	(131)	3,906
Salaries	2,041	(34)	2,007
Depreciation and amortization expenses	2,063	54	2,117
Operating profit	1,499	111	1,610
Profit after financing expenses	982	111	1,093
Profit before income tax	977	111	1,088
Income tax	320	27	347
Net profit for the period	657	84	741
Profit attributable to shareholders of the Company	56	22	78
Profit attributable to non-controlling interests	601	62	663
Earnings per share (Basic and Diluted)	1.88	0.74	2.62

As from January 1, 2017, the Group applies the amendment to IAS 12, Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses.

The Amendment clarifies that for purposes of recognizing a deferred tax asset, the effect of reversal of deductible temporary differences should be excluded when assessing future taxable profit. Moreover, the Amendment provides that probable future profits may include profits from the recovery of assets at more than their carrying value, if there is sufficient supporting evidence. Application of the amendment did not have an effect on the Group’s financial statements.

B.	Non-controlling interests

On January 1, 2016 the Group changed its accounting policy with respect to transactions with non-controlling interests, while retaining control. According to the new accounting policy, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings. The Group believes that this presentation provides more relevant information about its distributable earnings.

This change in accounting policy was applied retrospectively and did not have any impact on earnings per share.

Allocation of impairment loss to non-controlling interests

If an impairment loss allocated to non-controlling interests relates to goodwill that was not recognized in the consolidated financial statements, the impairment is not recognized as an impairment loss on goodwill. In such cases, only an impairment loss relating to goodwill that was allocated to the owners of the Company is recognized as an impairment loss on goodwill.

For purposes of goodwill impairment testing, when the non-controlling interests are initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted according to the share which the Group holds in the cash-generating unit to which the goodwill is allocated.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

C.	Consolidation of the financial statements and investments in associates

(1)	Business combinations

A.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

B.	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

C.	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree’s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration. Subsequent to the acquisition date, the Group recognizes changes in fair value of contingent consideration classified as a financial liability in profit or loss under financing expenses.

D.	In step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

E.	Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

(3)	Transactions eliminated on consolidation

Intra-group balances and income and expense arising from intra-group transactions are eliminated in the preparation of the consolidated financial statements.

D.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

E.	Financial instruments

(1)	Non-derivative financial assets

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

(2)	Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash consists of cash balances available for immediate use and call deposits. Cash equivalents consist of short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

E.	Financial instruments (cont’d)

(5)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments including hedge accounting

a.	Hedge accounting

The Group holds derivative financial instruments to hedge cash flows against risks to future changes in the CPI. Forward contracts are measured at fair value. Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

b.	Economic hedges

The Group holds other derivative financial instruments to hedge cash flows against foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at fair value; changes in fair value are recognized in profit and loss as incurred.

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

F.	Broadcast rights

Broadcasting rights are stated at cost, net of rights exercised. The costs of broadcasting rights acquired for the broadcasting of content include the amounts paid to the rights provider, plus direct costs for adjusting the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management’s estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight-line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

G.	Property, plant and equipment (cont’d)

The estimated useful lives for the current period are as follows:

Useful life
Fixed line and international network equipment
(switches, transmission, power)	4-12
Network	12-33
Subscriber equipment and installations	4-8
Equipment and infrastructure for multichannel television	3-15
Vehicles	6-7
Office and general equipment	5-10
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-10
Passive radio equipment at cellular network sites	up to December 31, 2037
Buildings	25
Seabed cable	4-25 (mainly 25)

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

H.	Intangible assets

(1)	Goodwill and brand names

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

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight-line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) and 3.5G frequencies (UMTS/HSEA) are amortized until August 22, 2028.

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

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage rights	Over the term of the license until 2028
Computer programs and software licenses	3 - 10 years according to the term of the license or the estimated time of use of the program
Customer relationships	5 - 7 years
Brand acquired in a business combination	12

Amortization methods and useful lives are reviewed at least once a year and adjusted if appropriate.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

I.	Leased assets

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

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

A. The fulfillment of the arrangement is dependent on the use of a specific asset or assets.

B. The arrangement contains rights to use the asset.

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight-line basis, over the service period.

J.	Right of use of capacities

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

K.	Inventory

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

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively in groups that share similar credit risk characteristics, taking into account past experience. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

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

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit (for which future cash flows were not adjusted).

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

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. See Note 9.

M.	Employee benefits

(1)	Post-employment benefits

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

M.	Employee benefits (cont’d)

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

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise. Any actuarial changes arising from a change in the discount rate are recognized in the financing expenses item, while the other differences are recognized in salary expenses.

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

In the statement of financial position, the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

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

O.	Revenues

As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15” or “the Standard”). As set out in Note 3A, the application of IFRS 15 did not have a material effect on the measurement of the Group’s revenue in 2017, compared to the provisions in the previous standard, and the main effect of application of IFRS 15 in the Group is the accounting treatment of incremental costs of obtaining a contract with a customer.

IFRS 15 presents a new model for recognizing revenue from contracts with customers, which includes five steps for analyzing transactions so as to determine when to recognize revenue and in what amount:

(1)	Identifying the contract

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

The Group accounts for a contract with a customer only when the following conditions are met:

O.	Revenues (cont’d)

a.	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

b.	The Group can identify the rights of each party in relation to the goods or services that will be transferred.

c.	The Group can identify the payment terms for the goods or services that will be transferred.

d.	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract).

e.	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

(2)	Identifying performance obligations

On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

a.	Goods or services (or a bundle of goods or services) that are distinct; or

b.	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

(3)	Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties. When determining the transaction price, the Group takes into account the effects of all the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration to be paid to the customer.

Existence of a significant financing component

In order to measure the transaction price, the Group adjusts the amount of the promised consideration in respect of the effects of the time value of money if the timing of the payments agreed between the parties provides to the customer or the Group a significant financing benefit. In these cases, the contract contains a significant financing component. When assessing whether a contract includes a significant financing component, the Group examines, among other things, the expected length of time between the date the Group transfers the promised goods or services to the customer and the date the customer pays for these goods or services, as well as the difference, if any, between the amount of the consideration promised and the cash selling price of the promised goods or services.

When the contract contains a significant financing component, the Group recognizes the amount of the consideration using the discount rate that would be reflected in a separate financing transaction between it and the customer on the inception date of the contract. The financing component is recognized as interest income or expenses over the period, which are calculated according to the effective interest method. In cases where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less, the Group applies the practical expedient included in the standard and does not separate a significant financing component.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

O.	Revenues (cont’d)

(4)	Existence of performance obligation

Revenue is recognized when the Group satisfies a performance obligation by transferring to the customer control over promised goods or services.

(5)	Contract costs

Incremental costs of obtaining a contract with a customer such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Capitalized costs are amortized in the income statement on a systematic basis that is consistent with the average projected churn rate of subscribers based on the type of subscriber and the service received (mainly over 1-4 years).

Every reporting period the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in profit or loss.

(6)	Principal supplier or agent

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Group is a principal and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include, inter alia, as follows: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

P.	Financing income and expense

Finance income includes mainly accrued interest income using the effective interest method in respect of the sale of terminal equipment in installments, interest income from deposits and changes in the fair value of financial assets at fair value through profit or loss.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

Q.	Income tax expense

Income tax expense consists of current and deferred tax and is recognized in the statement of income, or in other comprehensive income to the extent it relates to items recognized in other comprehensive income.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

R.	Earnings per share

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

S.	Dividend

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made (approved by the general shareholders’ meeting). In the statement of cash flows, dividend paid is presented as part of cash flows used in financing activities.

T.	New standards and interpretations not yet adopted

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

The Group has examined the effects of applying IFRS 9, and in its opinion the effect on the financial statements will be immaterial.

(2)	IFRS 16, Leases (“IFRS 16”)

IFRS 16 replaces IAS 17, Leases (“IAS 17”) and its related interpretations.

IFRS 16 must be applied for annual periods beginning on January 1, 2019, with early application being permitted. The Group has decided to early apply IFRS 16 as from January 1, 2018 using the cumulative effect approach.

The standard’s instructions rescind the existing requirement that lessees classify leases as operating or finance leases.

The standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value. The Group has decided not to apply the expedient for short-term leases.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

T.	New standards and interpretations not yet adopted (cont’d)

(2)	IFRS 16, Leases (“IFRS 16”) (cont’d)

On the date of initial application, the Group will recognize a lease liability for the leases previously classified as operating leases in accordance with IAS 17. The liability will be measured at the present value of the remaining lease payments, discounted at the Group’s incremental interest rate on the date of initial application.

The Group elected to apply the expedient in the standard according to which at the transition date, a right-of-use asset for leases previously classified as operating leases in accordance with IAS 17, will be recognized in the amount equal to the lease liability.

In view of the above, adoption of IFRS 16 is not expected to have an effect on the retained earnings at the transition date.

The Group elected to adopt the Standard while applying the expedients that are permitted in the transitional provisions to the standard as follows:

a.	It was not re-examined whether the contract is a lease or contains a lease as at the application date of the Standard. Accordingly, the agreements that were previously accounted for as operating leases will be accounted for in accordance with the new Standard, and the agreements that were previously accounted for as service contracts will continue to be accounted for as such without change.

b.	The use of one capitalization rate for a lease contracts portfolio with similar characteristics.

c.	The use of an earlier estimate of an onerous contract under IAS 37 at the transition date as an alternative to assessing the impairment of right-of-use assets.

d.	Exclusion of direct costs incurred in the lease as part of the asset at the transition date.

e.	Use of hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

IFRS 16 is expected to affect the accounting treatment of real estate leasing agreements, cellular sites, vehicles and other Group assets.

The Group believes that at the initial implementation date of the standard, non-current assets are expected to increase by NIS 1.4 billion, current liabilities by NIS 0.4 billion, and non-current liabilities by NIS 1 billion.

Accordingly, as from the initial application date, instead of presenting the rental expenses for the leased assets under operating leases, the Group will recognize depreciation expenses for depreciation of the right-of-use assets that were recognized and will also recognize financing expenses for the lease liability.

Therefore, application of the standard is expected to result in a decrease in operating expenses in the amount of NIS 0.4 billion in 2018 and an increase in depreciation and amortization and in financing expenses in a similar amount. In addition, following application of the standard, there is expected to be an increase in cash flows from operating activities and a decrease in cash flows from financing activities in the amount of NIS 0.4 billion. Application of the standard is expected to have a negligible effect on the Group’s net profit for 2018.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 -	Significant Accounting Policies (cont’d)

T.	New standards and interpretations not yet adopted (cont’d)

(2)	IFRS 16, Leases (“IFRS 16”) (cont’d)

The effect of application of the standard on the financial results, statement of cash flows, and statement of financial position is based on the existing lease contracts as at January 1, 2018 and the Group’s expectations regarding future agreements, and will depend on the actual scope of the lease agreements to which the Group will be a party as from application of the standard at inflation rates in 2018 and other economic variables. Actual results may differ from this estimate.

(3)	IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation provides that the transaction date for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advance consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, the Group will establish a transaction date for each payment or receipt.

IFRIC 22 will be applied for annual periods beginning on January 1, 2018. The Group believes that application of IFRIC 22 will not have a material effect on the financial statements.

(4)	IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. IFRIC 23 will be effective for annual periods beginning on January 1, 2019, with early application being permitted. The Group believes that application of IFRIC 23 will not have a material effect on the financial statements

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 -	Segment Reporting

A.	Operating Segments

The Group operates in four segments in the communications sector and every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group’s management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 24). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly with respect to the technology and competition in the segment in which it operates. Accordingly, the separable components in the Group are each company in the Group.

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

Inter-segment pricing is set at the price determined in a transaction in the ordinary course of business.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

The Group’s investment in DBS was accounted for using the equity method up to March 23, 2015. As from that date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 12B below. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 -	Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Year ended December 31, 2015
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenue	4,407	2,890	1,578	1,774	221	(885)	9,985
Depreciation and amortization	725	419	132	322	13	520	2,131
Segment results - operating income	2,148	157	240	250	(15)	(763)	2,017
Finance income	30	53	7	32	17	15	154
Finance expenses	(362)	(4)	(15)	(635)	(2)	329	(689)
Total financing income (expense), net	(332)	49	(8)	(603)	15	344	(535)
Segment profit (loss) after finance expenses, net	1,816	206	232	(353)	-	(419)	1,482
Share in profit (loss) of equity-accounted investee	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	(405)	1,494
Income tax	492	55	60	1	-	(250)	358
Segment results - net profit (loss)	1,324	151	172	(354)	(2)	(155)	1,136
Additional information:
Segment assets	7,311	3,269	1,160	1,667	659	4,965	19,031
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	4	-	7	14	25
Segment liabilities	12,117	513	343	6,685	104	(1,031)	18,731
Investments in property, plant and equipment and intangible assets	837	419	127	281	33	(80)	1,617

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 -	Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Year ended December 31, 2016
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenue	4,383	2,630	1,548	1,745	218	(440)	10,084
Depreciation and amortization	717	380	137	296	16	615	2,161
Segment results - operating income	2,076	32	176	264	(34)	(648)	1,866
Finance income	30	52	5	13	4	19	123
Finance expenses	(475)	(6)	(15)	(539)	(2)	(17)	(1,054)
Total financing income (expense), net	(445)	46	(10)	(526)	2	2	(931)
Segment profit (loss) after finance expenses, net	1,631	78	166	(262)	(32)	(646)	935
Share in profit (loss) of equity-accounted investee	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	(647)	930
Income tax	399	17	42	(330)	-	314	442
Segment results - net profit (loss)	1,232	61	125	68	(37)	(961)	488
Additional information:
Segment assets	7,111	3,294	1,177	2,026	193	3,260	17,061
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	5	-	1	12	18
Segment liabilities	11,988	569	380	1,434	104	2,369	16,844
Investments in property, plant and equipment and intangible assets	828	277	126	227	13	-	1,471

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 -	Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Year ended December 31, 2017
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenue	4,244	2,546	1,537	1,650	237	(425)	9,789
Depreciation and amortization	728	383	135	285	20	566	2,117
Segment results - operating income	1,971	72	174	163	(20)	(750)	1,610
Finance income	36	54	4	10	5	(40)	69
Finance expenses	(439)	(3)	(12)	(81)	-	(51)	(586)
Total financing income (expense), net	(403)	51	(8)	(71)	5	(91)	(517)
Segment profit (loss) after finance expenses, net	1,568	123	166	92	(15)	(841)	1,093
Share in profit (loss) of equity-accounted investee	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(842)	1,088
Income tax	396	28	39	336	-	(452)	347
Segment results - net profit (loss)	1,172	95	127	(244)	(19)	(390)	741
Additional information:
Segment assets	9,086	3,271	1,199	1,502	174	2,460	17,692
Goodwill	-	-	6	-	10	2,921	2,937
Investment in equity-accounted investee	-	-	5	-	(6)	11	10
Segment liabilities	13,901	536	410	1,154	64	1,488	17,553
Investments in property, plant and equipment and intangible assets	851	331	169	237	19	-	1,607

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 -	Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS

Revenue
Revenue from reporting segments	10,649	10,306	9,977
Revenue from other segments	221	218	237
Elimination of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(445)	(440)	(425)
Elimination of revenue for a segment classified as an associate	(440)	-	-
Consolidated revenue	9,985	10,084	9,789

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS
Profit or loss
Operating income for reporting segments	2,795	2,548	2,380
Elimination of expenses from a segment classified as an associate	(59)	-	-
Financing expenses, net	(535)	(931)	(517)
Share in the losses (profit) of equity-accounted investees	12	(5)	(5)
Profit (loss) from operations classified in other categories	44	(34)	(20)
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(545)	(442)	(483)
Other adjustments	(218)	(206)	(267)
Consolidated profit before income tax	1,494	930	1,088

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 -	Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont’d)

	December 31,
	2016	2017
	NIS	NIS

Assets
Assets from reporting segments	13,619	15,069
Assets attributable to operations in other categories	204	178
Goodwill not attributable to segment assets	3,050	2,921
Investment in an equity-accounted investee	12	11
Inter-segment assets	703	269
Assets resulting from the Bezeq PPA, net	2,119	1,678
Assets attributable to a non-reportable segment	438	513

Consolidated assets	20,145	20,639

	December 31,
	2016	2017
	NIS	NIS

Liabilities
Liabilities from reporting segments	14,371	16,001
Liabilities attributable to operations in other categories	104	64
Inter-segment liabilities	(730)	(1,360)
Liabilities resulting from the Bezeq PPA, net	491	386
Liabilities attributable to a non-reportable segment	2,608	2,462

Consolidated liabilities	16,844	17,553

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 -	Cash and Cash Equivalents

As of December 31, 2016, and December 31, 2017, cash and cash equivalents include mainly bank deposits with a maturity of up to 90 days.

Note 6 -	Investments Including Derivatives

	December 31,
	*2016	2017
	NIS	NIS
Current investments
Financial assets held for trading	352	321
Bank deposits	546	275
Monetary funds and others	9	-

	907	596

The deposits are repayable until July 2018 and the other investments can be disposed of immediately.

*Reclassified

Note 7 -	Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31,
	2016	2017
	NIS	NIS
Trade receivables, net*
Outstanding debts	785	765
Credit cards and checks receivable	450	428
Unbilled receivables	241	235
Current maturities of long-term receivables	505	472
Related parties	19	15
Total trade receivables	2,000	1,915
Other receivables and current tax assets
Prepaid expenses	145	66
Other receivables (mainly from real estate sales) and current tax assets	71	204
Total other receivables	216	270
Long-term trade and other receivables
Trade receivables- open debts (1)	445	387
Long term receivables (from real estate sales)	199	106
	644	493
	2,860	2,678

*	The amount of trade receivables is stated net of the provision for doubtful debts

(1)	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Bezeq Group in 2017 are 3.4% - 3.5% (in 2016: 3.3% - 3.5%).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 -	Trade and Other Receivables (cont’d)

B.	Excepted payment dates for long-term trade and other receivables:

December 31,
2017
NIS
2019	345
2020	142
2021 and thereafter	6
493

C.	Change in provision for doubtful debts during the year

	December 31,
	2016	2017
	NIS	NIS
Balance at January 1	173	111
Impaired loss recognized	25	20
Lost debts	(87)	(39)
Balance at December 31	111	92

D.	Aging of trade receivables

The aging of trade receivables at the reporting date was as follow:

	December 31, 2016		December 31, 2017
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Current	2,282	(8)	2,153	(6)
Past due up to one year	183	(46)	165	(37)
Past due one to two years	50	(31)	44	(27)
Past due more than two years	41	(26)	32	(22)
	2,556	(111)	2,394	(92)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 -	Property, Plant and Equipment

		Switching
		Transmission,		Multi-		Office
		power,		channel		equipment,
		Cellular,		equipment		computers
	Land and	And satellite	Network	and	Subscriber	and
	buildings	equipment	equipment	infrastructure	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2016	1,061	5,000	5,505	867	1,203	941	14,577
Additions	27	457	247	180	265	73	1,249
Disposals	(37)	-	(12)	(11)	(4)	(11)	(75)
Balance as at December 31, 2016	1,051	5,457	5,740	1,036	1,464	1,003	15,751

Balance as at January 1, 2017	1,051	5,457	5,740	1,036	1,464	1,003	15,751
Additions	34	408	228	165	278	75	1,188
Disposals	(81)	-	-	(1)	(4)	(2)	(88)
Balance as at December 31, 2017	1,004	5,865	5,968	1,200	1,738	1,076	16,851

Depreciation and impairment losses
Balance as at January 1, 2016	350	2,951	2,486	143	770	664	7,364
Depreciation for the year	64	521	250	236	183	83	1,337
Disposals	(12)	-	-	(10)	-	-	(22)
Balance as at December 31, 2016	402	3,472	2,736	369	953	747	8,679

Balance as at January 1, 2017	402	3,472	2,736	369	953	747	8,679
Depreciation for the year	53	481	204	222	187	85	1,232
Balance as at December 31, 2017	455	3,953	2,940	591	1,140	832	9,911

Carrying amounts
As at January 1, 2016	711	2,049	3,019	724	433	277	7,213
As at December 31, 2016	649	1,985	3,004	667	511	256	7,072
As at December 31, 2017	549	1,912	3,028	609	598	244	6,940

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 -	Property, Plant and Equipment (cont’d)

A.	The residual value of the Bezeq Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 188 as at December 31, 2017 and NIS 154 as at December 31, 2016.

B.	Property, plant and equipment in the Bezeq Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2017, the Bezeq Group derecognized fully depreciated property at a cost of NIS 496 (in 2016, NIS 894).

C.	Bezeq Group companies review the useful life of the property, plant and equipment through their depreciation committees, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

D.	Most of the real estate assets used by the Bezeq Group are leased under a capitalized finance lease from the Israel Lands Administration for 49 years beginning as of 1993, with an option for an extension of another 49 years. The lease rights are amortized over the term of the lease period.

E.	In 2013, Bezeq started to install a fiber optic network that will reach the subscriber’s home. In 2017, deployment of fibers reached the state required for operation when a decision is made on the technology to be used, and Bezeq began to amortize the network. Commercial operation of the network is expected in the future.

F.	At the reporting date, there are commitments to purchase property, plant and equipment in the amount of NIS 136 (in 2016: NIS 139).

G.	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of Bezeq’s assets (including switches, cable network, transmission network, and information and databases).

H.	For information about pledges see Note 22.

I.	For information about pledges on loans and borrowings, see Note 13.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 -	Intangible Assets

		Computer	Right of use	Customer relationships
		software	in cellular	and
	Goodwill	and licenses	frequencies	brand names	Others	Total
	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2016	3,066	1,592	480	7,479	269	12,886
Acquisitions or additions from independent development	-	187	-	-	11	198
Disposals	-	-	-	-	(11)	(11)

Balance as at December 31, 2016	3,066	1,779	480	7,479	269	13,073

Balance as at January 1, 2017	3,066	1,779	480	7,479	269	13,073
Acquisitions or additions from independent development	-	227	-	-	-	227
Disposals	-	-	-	-	(48)	(48)

Balance as at December 31, 2017	3,066	2,006	480	7,479	221	13,252

Amortization and impairment losses
Balance as at January 1, 2016	-	1,009	205	4,339	215	5,768
Amortization for the year	-	229	37	487	24	777
Disposals	-	-	-	-	(6)	(6)

Balance as at December 31, 2016	-	1,238	242	4,826	233	6,539

Balance as at January 1, 2017	-	1,238	242	4,826	233	6,539
Amortization for the year	-	218	29	530	9	786
Disposals	-	-	-	-	(42)	(42)
Impairment losses	129	-	-	-	-	129

Balance as at December 31, 2017	129	1,456	271	5,356	200	7,412

Carrying amounts
As at January 1, 2016	3,066	583	275	3,140	54	7,118
As at December 31, 2016	3,066	541	238	2,653	36	6,534
As at December 31, 2017	2,937	550	209	2,123	21	5,840

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 -	Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

	December 31
	2016	2017
	NIS	NIS
Domestic fixed-line communications	1,548	1,548
Cellular telephone	1,205	1,163
Multi-channel television (DBS)	120	33
International communications and internet services	181	181
Others	12	12

Total	3,066	2,937

Goodwill impairment testing

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

Domestic fixed-line communications (Bezeq Fixed Line) -

The value in use for Bezeq Group of a domestic fixed line cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on results of the domestic fixed-line communications segment in recent years, taking into account the commercial effect of opening up the wholesale internet market and the expected reform in connection with wholesale telephony services. Main assumptions underlying the forecast: An erosion in the number of subscribers and monthly average revenue per user in the telephony segment, an increase in the number of subscribers and in monthly average revenue per user in the internet services segment, stability in the other services provided by the fixed-line segment, and the development of new revenue channels. The revenue forecast is based on assumptions about the number of users and average revenue per user of internet infrastructure, the number of users and average revenue per user of telephony services, and revenue from transmission, data communication and other revenue. The effect of the elimination of the structural separation on the domestic fixed-line communication segment was not taken into account.

The operating, sales, marketing and investment expenses were adjusted for domestic-fixed line communication operations. The nominal capital price taken into account was 7.5% (after tax). In addition, a permanent growth rate of 1% was assumed. The valuation was prepared by an external appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a fixed line domestic communications cash-generating unit.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 -	Intangible Assets (cont’d)

Cellular telephone (Pelephone) -

The value in use for Bezeq Group of a cellular cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in recent years, such that future growth and market shares are affected by directions in the cellular market, such as price competition, regulation and the operation scope of the new cellular operators. The revenue forecast is based on assumptions regarding the number of users, average revenue per user, and sales of terminal equipment. The main assumption underlying the forecast is the recovery in Pelephone’s business activity in 2019, due to the expected stabilization of the market and the start of competitive balance.

The operating, sales, marketing and investment expenses were adjusted for Pelephone’s volume of operations. The nominal capital price taken into account was 10% (after tax). In addition, a permanent nominal growth rate of 2.5% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation, the carrying amount of the cellular telephone CGU is NIS 137 million higher than its recoverable amount of NIS 5,561 million. Consequently, an impairment loss of NIS 42 million attributable to shareholders was recognized. Due to the impairment of the CGU, the recoverable amount is the same as the carrying amount. The impairment loss was attributed in full to goodwill and was included under other income and expenses in the statement of income.

The circumstances that led to the recognition of an impairment loss are the lower revenues resulted from a lower ARPU forecast as a result of the price competition in the cellular market. The forecast also assumes a lower decrease in the expenses of the cellular telephone CGU, as a result of efficiency measures taken by management, however, it does not fully compensate for the expected decrease in the CGU’s revenues.

Multi-channel television (DBS) -

The value in use for Bezeq Group of a multichannel television cash-generating unit was calculated using the discounted cash flow (DCF) method, based on cash flow forecasts from the operation for the next five years. The cash flow forecast is based on assessments regarding the development of the multi-channel television market in general and the operations of DBS in this market in particular. The valuation includes assumptions regarding the intensity of competition in the market, price levels and the regulatory environment. A key assumption of the forecast is that in the medium term, the intensity of competition in the market will decrease in a manner that will affect the churn rate of subscribers and price levels. The operating, sales, marketing and investment expenses were adjusted to the volume of DBS’s operations. The nominal capital price used was 8.5% (after tax). In addition, a permanent growth rate of 1% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation, the carrying amount of the multi-channel television sector is NIS 87 million higher than the recoverable amount of NIS 1,346 million. Consequently, an impairment loss of NIS 87 million was recognized. Due to the impairment of the cash-generating unit, the recoverable amount is the same as the carrying amount. The impairment loss was attributed in full to goodwill and was included under other income and expenses in the statement of income.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 -	Intangible Assets (cont’d)

The events and circumstances that led to recognition of the impairment loss are the expectation that DBS’s revenues will continue to decline significantly in the short term, despite the positive contribution of the Sting TV service and due to the loss of satellite subscribers and the decrease in ARPU. The forecast assumes a decrease in the expenses of DBS, as a result of efficiency measures in most of its activities, however, this is not expected to fully compensate for the expected decrease in revenue. These, combined with relatively high capital investment throughout the forecast period, generated negative cash flows in the short term and improved DBS’s cash production capacity in the mid-term as the intensity of competition in the market decreases.

International communications and Internet services (Bezeq International) -

The value in use for the Group’s international communications and Internet services CGU was calculated using the discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of Bezeq International in recent years, such that future growth and market shares are affected by directions both in the international communications and Internet services markets, such as competition, regulation, and the wholesale market. The revenue forecast is based on assumptions regarding the number of users and average revenue per user (“ARPU”). The main assumption underlying the forecast is a decrease in ARPU due to the expected increase in competition in the coming years as a result of the wholesale market in the Internet services business line along with a decrease in retail users which will partially be offset by an increase in wholesale users. In addition, revenues of the International communications business are also expected to decrease as a result of increased use of cellular phones and other communication solutions.

In addition, the revenue forecast is based on assumptions of an increase in wholesale revenues along with an increase in revenues from value added services.

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of Bezeq International. The price of nominal capital used is 10% (after tax). In addition, it was assumed that the permanent growth will be 2%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record impairment of the international communications and Internet services CGU.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 -	Deferred Expenses and Non-Current Investments

	December 31
	2016	2017
	NIS	NIS
Deferred expenses (A)	337	314
Customer acquisition asset, net	-	115
Deposit used as collateral against hedging transactions (B)	58	67
Bank deposit for loans to Company employees (C)	47	51
Investments in equity-accounted investees	18	11
Other investments	5	-

	465	558

A.	Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. Under the contract, Bezeq International has the right of use for capacities until 2022 with an option for an extension until 2027. The amount of the prepaid expense is amortized on a straight line until 2027.

B.	A deposit used as collateral for hedging transactions is payable in two increments in December 2019 and December 2020.

C.	A bank deposit for loans to the Bezeq Group employees without a repayment date.

Note 11 - Broadcast Rights, Net of Rights Exercised

	December 31
	2016	2017
	NIS	NIS
Cost	800	797
Less rights exercised	(368)	(343)

Total	432	454

As at December 31, 2017, DBS has agreements for the acquisition of broadcast rights. In 2017, acquisition of these broadcast rights amounted to NIS 248.

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

Bezeq is controlled by SP2 which holds 25.82% of Bezeq’s outstanding shares. An additional 0.52% of Bezeq outstanding shares are held by B Communications directly. Bezeq is the largest communications group in Israel.

c.	Pelephone Communications Ltd.

Pelephone Communications Ltd. (“Pelephone”) is a wholly-owned subsidiary of Bezeq. Pelephone provides cellular communication services and value-added services and markets terminal equipment.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 -	Investees (cont’d)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

3.	Dividend paid by Bezeq to non-controlling interests during 2017 was in the amount of NIS 948 (in 2016: NIS 1,062).

4.	Bezeq’s Dividend Distribution Policy

On August 4, 2009, the Board of Directors of Bezeq approved a dividend distribution policy in which Bezeq will distribute a dividend to its shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of Bezeq), in accordance with the consolidated financial statements of Bezeq.

On March 6, 2018, the Board of Directors of Bezeq resolved to revise the dividend distribution policy, such that Bezeq will distribute a dividend to its shareholders, on a semi-annual basis, of 70% of the semi-annual net profit in accordance with the consolidated financial statements of Bezeq, as from the next distribution scheduled for May 2018. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of Bezeq regarding Bezeq’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, Bezeq ’s requirements and liabilities, the cash balance, its plans and position and subject to the approval of the general meeting of Bezeq ’s shareholders regarding any specific distribution, as set out in the articles of association of Bezeq.

In accordance with the March 6, 2018 decision of Bezeq ’s Board of Directors, capital gains from the sale of the Sakia property (“the Profits of Sakia”) (See Note 21G), to the extent that they are recognized in 2018, will not be distributed in 2018 unless the entire consideration for the transaction is received in cash during 2018. Bezeq’s Board of Directors may decide to distribute a dividend for the Profits of Sakia at a later date in accordance with the circumstances and subject to the Law.

In accordance with Bezeq’s revised dividend distribution policy, on March 28, 2018, the Board of Directors of Bezeq resolved to recommend to the general meeting of Bezeq’s shareholders the distribution of a cash dividend to its shareholders in the amount of NIS 368. The dividend was approved by Bezeq’s shareholders on April 26, 2018 and was paid on May 10, 2018.

In 2016 and 2017, Bezeq declared and paid the following dividends in cash:

	2016	2017
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
2017 (NIS 0.47 per share)	-	1,286
2016 (NIS 0.52 per share)	1,441	-

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 -	Investees (cont’d)

B.	Business combination with DBS Satellite Services (1998) Ltd

1.	As at March 25, 2015, Bezeq held 49.78% of the share capital of DBS and it held options to acquire 8.6% of DBS’s shares, which Bezeq was unable to exercise until that date. Eurocom DBS Ltd. held the balance of DBS shares. On March 25, 2015, Bezeq exercised the options for no consideration and on June 24, 2016, Bezeq completed a transaction (“the Acquisition Transaction”) for the acquisition of the entire holdings of Eurocom DBS in DBS, which at that date represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS.

On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of Bezeq.

Bezeq consolidates the financial statements of DBS as from March 25, 2015. The statements of income for the first quarter of 2015 include the operating results of DBS based on the equity method.

Under the terms of the Acquisition Transaction, Bezeq paid cash consideration of NIS 680 and agreed to pay two additional contingent payments, as follows: one additional payment of up to NIS 200, which was to be paid in accordance with the amount of the carry-forward losses of DBS used for tax purposes (“the First Contingent Consideration”); and another additional payment of up to NIS 170, which was to be paid in accordance with the business results of DBS in the 2015-2017 period (“the Second Contingent Consideration”).

In September 2016, Bezeq paid Eurocom DBS NIS 188 (plus interest differences of NIS 10) for the First Contingent Consideration, under the Assessment Agreement and taxation decision of the Tax Authority as set out in Note 19. The consideration paid was for the agreement with the Tax Authority with respect to the losses of DBS as at December 31, 2013. Following the decision regarding the additional and final losses as at December 31, 2014, the additional amount due to Eurocom DBS was calculated and paid, and the unpaid amount will continue to bear interest in accordance with the acquisition agreement up to the payment date. As at December 31, 2017, the balance of the liability to Eurocom for the First Contingent Consideration is NIS 6.

The liability for the Second Contingent Consideration was adjusted as at December 31, 2016, and amounted to NIS 84. Bezeq updated the estimated Second Contingent Consideration in 2017 and as at December 31, 2017, the liability amounts to NIS 14.

On account of the Second Contingent Consideration, two payments of NIS 57 were paid in nominal terms, one in 2016 and the second in 2017.

As a result of the aforesaid, the advance payments received by Eurocom DBS from Bezeq as at December 31, 2017 amounted to NIS 94 (after offsetting a liability of NIS 6 for the first contingent consideration). In accordance with the agreement between the parties, if the final amount is less than the amount of advance payments, Eurocom DBS will return the difference to Bezeq immediately after the final settlement, which is expected to be shortly after the signing of Bezeq’s financial statements for 2017 (or on the merger date as described in section B.2 below, whichever is earlier). The repayment bears annual interest at a rate of 4%. As at December 31, 2017, interest of NIS 10 was accrued for the excess of the advance payments.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 -	Investees (cont’d)

B.	Business combination with DBS Satellite Services (1998) Ltd. (“DBS”) (cont’d)

Bezeq estimated the fair value of the amount expected to be recovered from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS, the value of the debt was estimated at NIS 43 as at December 31, 2017.

The revised fair value of the excess of the advance payments and the second contingent liability in the amount of NIS 14 in 2017 was recognized as a decrease in financing expenses in the statement of income.

2.	Following the announcement of the Director of the Ministry of Communications on December 21, 2016, regarding “Cancellation of the structural separation obligation in Bezeq Group”, on December 25, 2016, Bezeq and DBS signed a merger agreement (“the Merger Agreement”), which, subject to the preconditions set out in the agreement, at the completion date of the merger, and effective retroactively from the effective date for the merger (December 31, 2016), all activities of DBS will be merged with and into Bezeq, for no consideration, in accordance with the provisions of section 323 of the Companies Law and the provisions of section 103B and section 103C of the Income Tax Ordinance (as described in Note 19), DBS will cease to exist as a separate legal entity, will be wound up without liquidation and the Registrar of Companies will delete it from the Register. Completion of the merger is subject to the fulfilment of the preconditions in the merger agreement. As of the approval date of the financial statements, the preconditions had not been fulfilled. Bezeq continues to advance the merger with DBS.

Following the conversion of the shareholders loans and capital investment in 2016, the equity of DBS as at December 31, 2017 and December 31, 2016 amounted to NIS 348 and NIS 592, respectively. As at December 31, 2017, its working capital deficit amounted to NIS 535. The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital, repayment of loans from Bezeq, and the conversion of DBS debentures to capital by Bezeq (as set out in Note 13) will be sufficient for the operations of DBS for the coming year.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 -	Investees (cont’d)

C.	Non-controlling interests in subsidiaries

The table hereunder presents summary information of the Group’s subsidiaries including fair value adjustments that were made on the date of acquisition, other than goodwill, in which there are non-controlling interests that are material to the Group.

	December 31,							Year ended December 31,
Cash flow
													Total			from
	Rate of												comprehensive			financing
	ownership											Profit	Income			activities		Total
	interests						Carrying					(loss)	(loss)	Cash	Cash	without	Dividend	increase
	held by						amount of					attributable	attributable	flow	flow	dividend to	paid to	(decrease)
	non-		Non-		Non-		non-			Other	Total	to non-	to non-	from	from	non-	non-	in cash
	controlling	Current	current	Current	current	Total net	controlling			comprehensive	comprehensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	interests	assets	assets	liabilities	liabilities	assets	interests	Revenues	Profit	income	income	interests	interests	activities	activities	interests	interests	equivalents
	%	NIS
2017

Bezeq Group	73.66	4,823	12,367	3,857	10,848	2,485	1,840	9,789	858	(8)	850	663	657	3,525	(1,148)	104	(948)	1,533

2016

Bezeq Group	73.66	3,559	13,083	3,966	10,270	2,406	2,131	10,084	989	(15)	974	724	713	3,526	(1,567)	(804)	(1,062)	93

2015

Bezeq Group	69.44	3,771	14,426	4,905	10,041	3,251	2,346	9,985	1,336	7	1,343	926	931	3,740	283	(2,896)	(1,232)	(105)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 -	Investees (cont’d)

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

The Company estimates that the application of the Concentration Law will not affect its controlling shareholder’s voting position in Bezeq.

Internet Gold is currently examining several alternatives for the implementation of the Concentration Law, including, but not limited to, the possibility of raising private debt that will be substituted for the debentures issued to the public, while delisting its shares from the TASE; merger between Internet Gold and our company; etc. There is no certainty that any of the alternatives will be implemented. There is also a possibility of changing the nature and location of the listing of our or Internet Gold’s securities from the United States to elsewhere.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 -	Investees (cont’d)

E.	The Company’s control over Bezeq

The Company has control over Bezeq based on the facts that it holds significantly more voting rights than any other shareholder. Bezeq’s other shareholders are widely dispersed and are not allowed to increase their holdings above 5% without regulatory approval, appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision-making policies. In addition, the Israeli law and regulations were formulated in order to ensure that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit. These regulations enable the Company to nominate the majority of the board of directors of Bezeq.

Note 13 -	Debentures, Bank Loans and Credit

A.	Composition

	December 31
	2016	2017
	NIS	NIS
Current liabilities
Current maturities of debentures	1,212	1,166
Current maturities of bank loans	839	692

	2,051	1,858

Non-current liabilities
Debentures	8,362	8,036
Bank loans	3,084	4,401

	11,446	12,437

	13,497	14,295

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule

	December 31, 2016		December 31, 2017			Nominal
		Carrying		Carrying		interest
	Par value	amount	Par value	amount	Currency	rate
	NIS	NIS	NIS	NIS		%
Loans from banks and others:
Unlinked - Variable interest	978	978	675	675	NIS	P-0.33 to P+0.2
Unlinked - Fixed interest	2,931	2,945	4,398	4,418	NIS	2.40 to 6.85
	3,909	3,923	5,073	5,093

Debentures:
Linked to the Israeli CPI - fixed interest	4,027	4,309	3,897	4, 091	NIS	2.20 to 8.40
Unlinked - variable interest	734	734	734	732	NIS	Makam + 1.4
Unlinked - fixed interest	4,505	4,531	4,347	4,379	NIS	3.60 to 6.65
	9,266	9,574	8,978	9,202

Total interest-bearing liabilities	13,175	13,497	14,051	14,295

Debentures issues by the Group

(1)	On September 21, 2010, the Company issued NIS 400 of its Series B Debentures at par value to the public in Israel. In January 2012 and August 2013, the Company completed private placements of additional Series B Debentures in the amount of NIS 126 and NIS 180 par value, respectively, to certain Israeli institutional investors.

On April 1, 2016, the Company completed a private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of NIS 162.

As at December 31, 2017 the outstanding par value of the Series B Debentures was NIS 452.

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

According to the financial covenants of the Series B Debentures the Company is obligated to the following:

1.	Not issue any additional Series B Debentures if such increase will decrease the A2 rating of the Series B Debentures.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

2.	To maintain control of Bezeq.

3.	The investors will have the right to require the immediate repayment of the Series B debentures if Eurocom will no longer hold the controlling interest in the Company.

As at December 31, 2017, and the approval date of the financial statements, the Company was in compliance with the financial covenants of the Series B Debentures.

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

On August 10, 2014, the Company’s Board of Directors approved the buyback of up to $50 of the Notes. On January 20, 2016, the Company completed its $50 repurchase program and its Board of Directors approved the extension and increase of the program by an additional $50. During 2015 and 2016, the Company purchased $65 par value of the Notes.

On May 26, 2016, the Company announced that its wholly-owned subsidiary, B Communications (SP4) LP, had invited holders of the Notes to submit tenders to purchase their Notes for cash within a purchase price range of $1.00 to $1.07 per $1.00 nominal amount of Notes. The aggregate par value of the Notes tendered and purchased was approximately $18.6.

The total loss incurred from the repurchase of the Notes during 2015 and 2016 amounted to NIS 33.

In September 2016, the Notes were fully repaid following the Company’s issuance of Series C Debentures, as detailed below in Note 13B(3).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

(3)	On September 18, 2016, the Company issued, at par value, NIS 1.9 billion of Series C Debentures to the public in Israel. The principal of the Series C Debentures will be payable in four equal installments payable on November 30 of each of the years 2020 through 2023 and one installment payable on November 30, 2024. Each of the first four installments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures issued and the last installment will equal to 70% of such principal amount. The annual coupon of the Series C Debentures is 3.6% and is denominated in NIS. The interest on the outstanding principal of the Series C Debentures is payable in semi-annual payments on May 31 and November 30 of each year.

The net proceeds from the offering together with cash and cash equivalents of the Company were used to fully redeem the outstanding Notes and to deposit the interest payment in May 2017 into a trustee account solely for the benefit of the holders of the Series C Debentures.

On January 16, 2017, the Company completed a private placement of NIS 118 par value of its Series C Debentures to Israeli institutional investors for consideration of NIS 118.

As at December 31, 2017 the outstanding par value of Series C Debentures was NIS 2.0 billion.

On January 23, 2018, the Company completed a private placement of NIS 240 par value of its Series C Debentures to Israeli institutional investors for an aggregate consideration of NIS 249.

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

The Company further undertook to refrain from making any disposition of the Undertaken Shares without the prior consent of the holders of the Series C Debentures by a special resolution. Notwithstanding the foregoing, and subject to the provisions of applicable law and/or permit, the Company may sell all or a portion of the Undertaken Shares to any third party, provided that in such instance, the Company uses the net proceeds it receives from such sale, less the taxes, expenses and deductions entailed in the sale of such shares, to make full or partial early redemption, of the Series C Debentures (exclusively) in accordance with the provisions the Indenture.

Restriction on assumption of additional debt:

The Company undertook to refrain from assuming additional debt, with the exception of:

a.	Financial debt in an amount (principal) which does not exceed NIS 400;

b.	The financial debt is not secured by any collateral and does not have priority over Series C Debentures in creditor ranking upon insolvency.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

c.	The total par value of the Series C Debentures together with the total principal amount of the additional debt together with the (principal) amount of the new debt which the Company intends to assume does not exceed an aggregate of NIS 2.3 billion.

Control of Bezeq

The Company undertook to hold (directly and/or indirectly) at least 25% of Bezeq’s issued and paid-up capital, unless a regulatory permit/approval is received to reduce such shareholding percentage.

Control in the Company

Eurocom Communications, undertook to refrain from transferring control of the Company (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Restriction on distribution

The Company undertook not to distribute a dividend to its shareholders and/or perform a buyback of its shares and/or any other distribution as defined in the Companies Law unless all the conditions provided in subsections (a) through (f) below are satisfied:

a.	The distribution will not cause a downgrade in the rating of the Series C Debentures.

b.	The Company is not in violation of any of the covenants.

c.	No grounds for immediate repayment exist at the time a resolution to make a distribution is adopted, and no such grounds exist as a result of such distribution.

d.	The Company’s Equity post-distribution is not less than NIS 800.

e.	Until full repayment of the principal of the Series C Debentures, the Company shall not distribute a dividend exceeding 75% of the balance of the Company’s distributable surpluses (the surplus balance or surpluses accrued in the last two years, in accordance with the definitions provided in the Companies Law) in accordance with its consolidated financial statements. In addition, the Company shall not make a distribution if it recorded an aggregate net loss in the last four quarters preceding the distribution date, on the basis of its last financial statements and/or the quarterly financial report published prior to the distribution date.

f.	Notwithstanding the foregoing, the restrictions set forth in this subsection shall not apply with respect to the balance of the Company’s profits/surpluses which are distributable in accordance with the provisions of the Companies Law, the Company’s financial statements as of June 30, 2016 (i.e. a total of NIS 416 which shall be excluded from the distribution restrictions under this subsection (f); for the avoidance of doubt, the restrictions provided in subsections (a) through (e) shall apply with respect to such distribution).

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

As at December 31, 2017, and the approval date of the financial statements, the Company was in compliance with the financial covenants of the Series C debentures.

The Company and its Israeli legal advisors’ belief that the publication of the Company’s annual financial statements with the accompanying Auditors’ Report with a “qualified opinion” does not constitute an event of default under the Company’s outstanding debentures. Nevertheless, it is not possible to predict with certainty that a debenture holder may claim otherwise. The Company believes that it has qualitative legal and economic arguments against a claim of breach by any holder of debentures. There is also a possibility of changing the nature and location of the listing of the Company’s securities from the United States to elsewhere in a manner that may resolve such possible claim, if raised. A default under the Debentures could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

(4)	Below are details of the terms that Bezeq undertook for the loans that it received and the debentures that were issued:

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

a.	For Bezeq’s overall debt, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third-party lender calls for immediate repayment of Bezeq ’s debts in an amount exceeding the amount determined.

In addition, Bezeq has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by Bezeq, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

b.	For Bezeq’s public debentures in the amount of NIS 6.4 billion and bank loans in the amount of NIS 3.3 billion as at December 31, 2017, and for loans from financial institutions in the amount of NIS 1.7 billion as at December 31, 2017, Bezeq has undertaken that if it makes an undertaking towards any entity in respect of compliance with financial covenants, it will also provide the same undertaking to these lenders (subject to certain exceptions).

c.	For Bezeq’s public debentures and for loans from financial institutions amounting to NIS 1.7 billion, grounds were included for immediate repayment, if telecommunication ceases to be the Group’s core activity.

d.	For Debentures (Series 9-10) and for loans from financial institutions in the amount of NIS 1 billion, grounds were included for the immediate repayment of the loans in the event of a change in control, following which the current controlling shareholders in Bezeq will cease to be controlling shareholders, with the exception of: (1) transfer of control to a transferee that received approval for control in Bezeq in accordance with the provisions of the Telecommunications Law and/or the Telecommunications Order; or (2) transfer of control in which the transferee holds control together with the current controlling shareholders in Bezeq, provided that the holding rate of the current controlling shareholders in Bezeq in the shares of Bezeq does not fall below 50.01% of the total shares of Bezeq held by the controlling shareholders together; or (3) a change in control to be approved by a meeting of the debenture holders/lenders.

e.	For Bezeq’s public debentures in the amount of NIS 6.4 billion and for loans from financial institutions amounting to NIS 1.7 billion, Bezeq has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so as long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

f.	In addition, for Debentures (Series 9 and 10) and for loans from financial institutions in the amount of NIS 1 billion, grounds were included for immediate repayment of the debentures in the event of the recording of a going concern qualification in Bezeq’s financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq’s business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures/loans on time (as set out in section 35(I)1a1 of the Israel Securities Law).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 -	Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

As at December 31, 2017 and the approval date of the financial statements, Bezeq was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

C.	Non-marketable debentures issued by DBS

In May 2017, Bezeq issued Debentures (Series 6 and 10), to the holders of Debentures (Series B) of DBS, which are listed on the TACT-Institutional system of the TASE in return for the DBS debentures that they hold.

The offering was carried out in accordance with the Shelf Prospectus and the Shelf Offering Memorandum as follows: NIS 125 par value DBS Debentures were exchanged for NIS 125.75 par value Debentures (Series 6), of Bezeq and NIS 436.31 par value DBS Debentures were exchanged for NIS 481.68 par value Debentures (Series 10) of Bezeq.

An exchange of debentures having substantially different terms was accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Accordingly, the Group recognized financing expenses of NIS 13, for the difference between the amortized cost of the debentures of DBS and the fair value of Debentures (Series 6 and 10) issued by Bezeq.

In addition, in June 2017, Bezeq acquired NIS 17.40 par value DBS Debentures for NIS 20.

Accordingly, DBS has Debentures (Series B), with a balance of NIS 435 as at December 31, 2017 (of which Bezeq held NIS 419). Subsequent to the reporting date, Bezeq converted the balance of the DBS debentures it holds into capital and the balance of the debentures amounted to an immaterial amount of NIS 15 held by the public.

D.	Movement in liabilities arising from financing activities

	Debentures (including accrued interest)	Loans (including accrued interest)	Total
	NIS	NIS	NIS
Balance as at January 1, 2017	9,637	3,944	13,581
Changes due to cash flows from financing activities
Consideration from the issue of debentures and receipt of loans, less transaction costs	635	2,000	2,635
Repayment of debentures and loans	(978)	(835)	(1,813)
Interest paid	(379)	(158)	(537)
Net cash generated from (used in) finance activities	(722)	1,007	285
Financing expenses recognized in the statement of income	320	163	483
Balance as at December 31, 2017	9,235	5,114	14,349
F-64

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 -	Trade and Other Payables

	December 31,
	*2016	2017
	NIS	NIS
Open accounts**	910	1,041
Checks payable	92	21
Trade payables	1,002	1,062

Other payables including derivatives:
Liabilities to employees and other liabilities for salaries	353	355
Institutions	98	87
Accrued interest	84	53
Deferred income	82	90
Derivatives	10	54
Other payables	11	18
Total other payables including derivatives	638	657

Total Trade and Other Payables	1,640	1,719

* Reclassified

** Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2017 amounts to NIS 31 (as at December 31, 2016 – NIS 21).

Note 15 -	Provisions

			Dismantling
			and clearing
			of cellular
	Customer	Additional	and other
	claims	legal claims	sites	Total
	NIS	NIS	NIS	NIS

Balance as at January 1, 2017	44	30	53	127

Provisions created in the period	20	15	4	39
Provisions used in the period	(4)	(7)	(1)	(12)
Provisions cancelled in the period	(1)	(10)	(9)	(20)

Balance as at December 31, 2017	59	28	47	134

Current	59	28	7	94

Non-current	-	-	40	40

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

The Company’s Board of Directors has overall responsibility for the Company’s risk management. Bezeq’s Board of Directors has responsibility for the Bezeq Group’s risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Company’s policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations in foreign currencies rates and the Israeli CPI rates. Bezeq’s policy is to hedge, in part and where required according to policies determined by the board, exposure to fluctuations in foreign currencies and the Israeli CPI.

C.	Credit risk

The Company’s management monitors the Company’s exposure to credit risks on a regular basis. Bezeq’s management monitors the Bezeq Group’s exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments

A.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2017
	Carrying	Contractual				2023
	amount	cash flow	2018	2019	2020-2022	and later
	NIS	NIS	NIS	NIS	NIS	NIS

Non-derivative financial liabilities
Trade and other payables	1,596	1,596	1,596	-	-	-
Bank loans	5,093	5,813	855	776	2,388	1,794
Debentures	9,202	10,448	1,381	1,367	3,675	4,025

Total	15,891	17,857	3,832	2,143	6,063	5,819

Financial liabilities for derivative instruments
Forward contracts on the Israeli CPI	200	200	41	47	112	-

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments (cont’d)

B.	Linkage and foreign currency risks

	December 31, 2016
			Foreign
			currency linked
	Unlinked	Israeli CPI-linked	(mainly US$)
	NIS	NIS	NIS

Current assets
Cash and cash equivalents	733	-	29
Trade receivables	1,954	18	28
Other receivables	20	48	-
Investments including derivatives	719	34	154
Total current assets	3,426	100	211

Non-current assets
Investments including derivatives	429	215	-
Total non-current assets	429	215	-
Total assets	3,855	315	211

Current liabilities
Debentures, loans and borrowings	1,668	383	-
Trade and other payables	1,340	56	203
Total current liabilities	3,008	439	203

Non-current liabilities
Debentures and bank loans	7,667	3,779	-
Other liabilities including derivatives	-	176	9
Total non-current liabilities	7,667	3,955	9

Total liabilities	10,675	4,394	212

Total exposure in the statement of financial position	(6,820)	(4,079)	(1)

Forward transactions	(2,266)	1,994	272

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments (cont’d)

B.	Linkage and foreign currency risks (cont’d)

	December 31, 2017
			Foreign
			currency linked
	Unlinked	Israeli CPI-linked	(mainly US$)
	NIS	NIS	NIS

Current assets
Cash and cash equivalents	2,322	-	64
Trade receivables	1,862	36	17
Other receivables	44	154	-
Related party	43	-	-
Investments including derivatives	445	32	119
Total current assets	4,716	222	200

Non-current assets
Trade and other receivables	372	121	-
Investments including derivatives	51	-	67
Total non-current assets	423	121	67
Total assets	5,139	343	267

Current liabilities
Debentures, loans and borrowings	1,213	645	-
Trade and other payables	1,344	56	237
Total current liabilities	2,557	701	237

Non-current liabilities
Debentures and bank loans	9,104	3,333	-
Other liabilities including derivatives	-	159	10
Total non-current liabilities	9,104	3,492	10

Total liabilities	11,661	4,193	247

Total exposure in the statement of financial position	(6,522)	(3,850)	20

Forward transactions	(2,308)	1,994	314

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments (cont’d)

B.	Linkage and foreign currency risks (cont’d)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2015	2016	2017	2015	2016	2017
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	0.3	(1.5)	(9.8)	3.902	3.845	3.467
1 euro	(10.1)	(4.8)	2.7	4.247	4.044	4.153
Israeli CPI in Points	(0.9)	(0.3)	0.4	140.01	139.59	140.00

A change of 1% of the CPI as at December 31, 2016 and 2017 would have immaterial effect on total equity and net income. This analysis assumes that all other variables, in particular interest rates, remain constant. In addition, A change of 10% in the US$ exchange rate as at December 31, 2016 and 2017 would have immaterial effect on total equity and net income.

C.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2016	2017
	NIS	NIS
Fixed rate instruments
Financial assets	2,189	1,986
Financial liabilities	(11,786)	(12,888)
	(9,597)	(10,902)
Variable rate instruments
Financial assets	31	30
Financial liabilities	(1,712)	(1,407)
	(1,681)	(1,377)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments (cont’d)

C.	Interest rate risk (cont’d)

2.	Fair value sensitivity analysis for fixed rate financial liabilities and derivatives

The Group does not account for any fixed rate financial liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest swap contracts) as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders’ equity and profit or loss by NIS 10 (2016: NIS 13).

D.	Cash flow hedge accounting

Cash flow hedges for CPI-linked liabilities

Bezeq entered into several forward contracts, as described in the table below, in order to reduce its exposure to changes in the CPI for its CPI-linked debentures (Series 6). These transactions hedge specific cash flows of certain of the Bezeq debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on observable market-based data (level 2) in fair value hierarchy.

Hedge item	Repayment date	Number of Transactions	Nominal Value	Fair value	Capital reserve
			NIS	NIS	NIS
December 31, 2016:
Debentures (Series 6)	December 2018 - December 2022	9	1,994	(176)	54
			1,994	(176)	54
December 31, 2017:
Debentures (Series 6)	December 2018 - December 2022	9	1,994	(200)	48
			1,994	(200)	48

DBS has forward transaction to reduce exposure to changes in the US$ exchange rate. As at December 31, 2017, the net fair value of these transactions is a liability of NIS 12 (as at December 31, 2016, an asset of NIS 6).

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

	December 31, 2016		December 31, 2017
					Fair value
					weighted
					average
	Carrying	Fair	Carrying	Fair	discount
	amount	value	amount	value	rate
	NIS	NIS	NIS	NIS	%
Secured loans from banks and others
Unlinked	2,947	3,089	4,436	4,693	2.63
Debentures
Issued to the public (CPI linked)	3,473	3,656	4,088	4,338	0.52
Issued to the public (Unlinked)	4,166	4,246	4,097	4,322	2.35
Issued to institutional investors (CPI linked)	830	879	15	17	0.73
Issued to institutional investors (unlinked)	403	440	302	326	1.62

	11,819	12,310	12,938	13,696

(2)	Financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	31	-	-	31
Marketable securities	321	-	-	321
Derivatives not used in hedging
Forward contracts on CPI	-	(170)	-	(170)
Contingent consideration for a
business combination	-	-	(84)	(84)

	352	(170)	(84)	98

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments (cont’d)

E.	Fair value (cont’d)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	14	-	-	14
Marketable securities	307	-	-	307
Derivatives not used in hedging
Forward contracts	-	(212)	-	(212)
Contingent consideration for a
business combination	-	-	43	43

	321	(212)	43	152

a.	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (Level 1).
b.	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (Level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.
c.	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 12B:

	December 31, 2016		December 31, 2017
	Maximum		Maximum
	additional		additional
	consideration		consideration
	under the		under the
	agreement	Fair value	agreement	Fair value
	NIS	NIS	NIS	NIS
Additional consideration for the business results of DBS (second additional consideration)	170	84	170	43

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 -	Financial Instruments (cont’d)

F.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position:

	December 31,
	2016	2017
	NIS	NIS
Trade and other receivables, gross	119	115
Offset amounts	(97)	(99)
Trade and other receivables presented in the statement of financial position	22	16
Trade payables, gross	147	143
Offset amounts	(97)	(99)
Trade and other payables presented in the statement of financial position	50	44

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 -	Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits.

A.	Liabilities for employee benefits

	December 31,
	2016	2017
	NIS	NIS
Current liabilities for:
Holiday	104	115
Sick leave	122	142
Early retirement	82	16
Current maturities of pensioner benefits	7	7
Total current liability for employee benefits	315	280
Non-current liabilities for:
Liability for pensioner benefits	118	120
Severance compensation (net) (see composition below)	51	57
Early notice	19	23
Pension	70	72
Total non-current liabilities for employee Benefits	258	272
Total liabilities for employee benefits	573	552
Composition of liabilities for severance pay:
Liabilities for severance pay	212	224
Fair value of plan assets	(161)	(167)
	51	57

B.	Defined contribution plans

(1)	Liabilities for employee benefits at retirement age in respect of the period of their service with Bezeq and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments made by Bezeq and its subsidiaries to pension funds and insurance companies.

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS

Amount recognized as an expense for a defined contribution plan	199	209	228

(2)	The pension rights of Bezeq’s employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (the “Makefet Fund”), which assumed the obligations of State of Israel following an agreement among the Government of Israel, Bezeq, the General Federation of Laborers in Israel (“Histadrut”) and the Makefet Fund.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 -	Employee Benefits (cont’d)

B.	Defined contribution plans (cont’d)

(3)	Severance obligation to employees who will retire on terms entitling them to compensation is covered for the period from February 1, 1985 by on-going contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by Bezeq, and the sums accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees’ rights.

(4)	For certain employees, Bezeq has an obligation to pay severance in excess of the amount accumulated on behalf such employees in the compensation fund. See section 18.C(1) below.

C.	Defined benefit plans

Obligations for defined benefit plans in the Bezeq Group include the following:

(1)	Severance obligation for the balance of the obligation that is not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components for which the management of the Bezeq Group believes entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of the Bezeq Group in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve sums is contingent upon fulfillment of the provisions in the Severance Pay Law.

(2)	An obligation in accordance with the collective agreement of 2006 for employees who were transferred from civil service to Bezeq and who are entitled following retirement to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of the Makefet Fund. Bezeq also has an obligation to a number of senior employees who are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

(3)	An obligation in accordance with the employment agreements of some of the senior employees in the Bezeq Group for payment of a benefit for early termination notice.

(4)	Bezeq’s retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities. Bezeq’s liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 -	Employee Benefits (cont’d)

D.	Sick leave provision

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

E.	Benefits for early retirement and termination

According to the collective agreement of December 2006, among Bezeq, the employees’ union and the Histadrut, and according to the amendment to the agreement of August 2015, Bezeq may, at its discretion, terminate the employment of 163 permanent employees in each of the years 2015-2021 (Bezeq’s right is cumulative for the period).

Bezeq recognizes expenses for early retirement when it is significantly committed, without any real possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows Bezeq to dismiss employees, but does not create a significant commitment without any real possibility of withdrawal. Accordingly, the expenses for voluntary redundancy are recognized in Bezeq’s financial statements at the approval date of the plan.

In 2017, expenses of the early retirement plan amounted to NIS 23.

In addition, the Bezeq Group companies have collective agreements with the Histadrut and the employees’ committees. The agreements include mechanisms to integrate the employees’ committees in decisions regarding the termination of permanent employees and the terms of severance.

F.	Actuarial assumptions

Principal actuarial assumptions for defined benefit plans at the reporting date are as follows:

(1)	Mortality rates are based on the rates published in Insurance Circulars 2017-3-6 of the Ministry of Finance.

(2)	Churn rates were determined on the basis of the past experience of Bezeq and its subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

(3)	The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 -	Employee Benefits (cont’d)

F.	Actuarial assumptions (cont’d)

The main discount rates are as follows:

	December 31, 2016	December 31, 2017
	Average capitalization rate	Average capitalization rate
	%	%
Severance compensation	4.2	3.3
Retirement benefits	4.3	3.6

(4)	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management’s assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases are as follows:

Salary increase assumptions

Bezeq permanent employees	Average update of 7% for young employees, decreasing gradually to 2.7% at the age of 66.

New Bezeq permanent employees	Average update of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.

Bezeq non-permanent employees	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees

Pelephone employees	An increase of 3.1%, as set out in the collective agreement at Pelephone

Bezeq International employees	An increase of 3.0%, as set out in the collective agreement at Bezeq International

DBS employees	Rate of increase of 3.5%

Regarding Bezeq’s employees, as well as the assumption of the age-dependent wage increase, an expected individual wage growth was assumed for 2019-2026, arising from the collective agreement that was signed in August 2015.

(5)	Sensitivity analysis for actuarial assumptions

The following is an analysis of the possible effect of the changes in the principal actuarial assumptions on liabilities to employee benefits. The calculation is made for each assumption separately, assuming that the remaining assumptions remain unchanged.

	Year ended December 31,
	2016	2017
	Years	Years
Discount rate - addition of 0.5%	(28)	(29)
Rate of future salary increases - addition of 0.5%	36	40
Rate of employees leaving - addition of 5.0%	(10)	(17)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 -	Employee Benefits (cont’d)

F.	Actuarial assumptions (cont’d)

(6)	Average weighted useful life of liabilities for the main severance benefits:

	Year ended December 31,
	2016	2017
	Years	Years
Severance compensation	10.0	10.4
Retirement benefits	14.1	14.7

Note 19 -	Income Tax

A.	Corporate tax rate

The corporate tax rate for 2015, 2016 and 2017 was 26.5%, 25% and 24%, respectively.

On January 4, 2016, the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216), 2016, which includes a reduction in the corporate tax rate from 26.5% to 25% as from January 1, 2016. On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in 2017 and 2018) – 2016, by which, among other things, the corporate tax rate was reduced from 25% to 24% in 2017 and to 23% as from January 1, 2018 and thereafter.

Deferred tax balances as at December 31, 2017 were calculated according to the new tax rates expected to apply on the date of reversal. The current taxes for the reported periods are calculated according to the actual tax rates as set out above.

B.	Composition of income tax expenses (income)

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS
Current tax expenses
Expenses for the current year	567	437	438
Adjustments for prior years	-	(28)	54
Total current tax expenses	567	409	492

Deferred tax expenses (income)
Adjustments for prior years according to an assessment agreement	-	-	(54)
Reversal of temporary differences according to an assessment agreement	-	-	21
Creation and reversal of temporary differences	(209)	(33)	(112)
Total deferred tax expenses	(209)	(33)	(145)

Income tax expense	358	442	347

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 -	Income Tax (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS
Income before income tax	1,494	930	1,088
Statutory tax rate	26.5%	25%	24%
Income tax at the statutory tax rate	395	232	260

Changes in tax rate	-	67	-
Expenses not recognized for tax purposes	(13)	46	48
Adjusted tax calculated for the Company’s share in equity- accounted investees	(3)	1	-
Recognition of deferred tax assets which were not recognized on prior periods	(101)	-	-
Current year tax losses and benefits for which deferred taxes were not created	80	124	39
Taxes in respect of previous years	-	(28)	-
Income tax expenses	358	442	347

D.	Unrecognized deferred tax liabilities

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

E.	Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2017, the Company has tax loss carry-forwards in the amount of NIS 72 and capital loss carry forwards in the amount of NIS 42.

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

As a result, as at December 31, 2017, deferred taxes were not created on carry-forward losses and on carry-forwards capital losses of the Company as detailed above.

On February 1, 2016, The Company sold shares of Bezeq (see Note 1) and as a result recognized a deferred tax asset due to the basis difference attributed to its investment in Bezeq in the amount of NIS 101 during 2015.

F.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Property,
	plant
	equipment,		Carry-		Brand
	and	Employee	forward		Names and
	intangible	benefits	losses for		Customers
	assets*	plan	DBS	Others*	relationship	Total
	NIS	NIS	NIS	NIS	NIS	NIS
Balance of deferred tax asset (liability) as at December 31, 2015	(422)	208	1,419	184	(839)	550
Recognized in profit or loss	74	(26)	(231)	(75)	224	(34)
Recognized in equity	-	(4)	-	(98)	-	(102)

Balance of deferred tax assets (liability) as at December 31, 2016	(348)	178	1,188	11	(615)	414

Balance of deferred tax asset (liability) as at December 31, 2016	(348)	178	1,188	11	(615)	414

Recognized in profit or loss	25	(13)	(22)	28	127	145
Recognized in equity	-	-	-	1	-	1

Balance of deferred tax assets (liability) as at December 31, 2017	(323)	165	1,166	40	(488)	560

*	Reclassified

As at December 31, 2017 deferred taxes are presented in the statement of financial position as follows: under deferred tax assets NIS 1,019 (December 31, 2016: NIS 1,007) and under deferred tax liabilities NIS 459 (December 31, 2016: NIS 593).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 -	Income Tax (cont’d)

F.	Recognized deferred tax assets and liabilities (cont’d)

A deferred tax asset for the carryforward tax losses of DBS appears in the financial statements of the Group in the amount of NIS 1,166. Recognition of the asset is based on the forecast of its future utilization in accordance with the expected merger, as set out in Note 19G, which will take place after receiving the regulatory approval for cancellation of the structural separation in Bezeq. The assumption of utilization of the tax asset in the merger is based on the assessment of Bezeq’s management, which relies on ongoing discussions between Bezeq’s management and the Ministry of Communications and on the work plan of the Ministry of Communications, that it is more likely than not that cancellation of the structural separation between Bezeq and DBS will be approved.

G.	Final tax assessments

(1)	The Company has final tax assessments up to and including 2014.

(2)	On January 22, 2015, the Company entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”), with respect to final tax assessments with respect to: (i) tax years 2007-2009; and (ii) the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, the Company paid the Israeli Tax Authority NIS 148, including interest and CPI linkage differences, in 24 monthly instalments starting in February 2015.

(3)	On April 27, 2017, the Company entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”) with respect to final tax assessments for the tax years 2010-2014. The Agreement covers all pending tax assessments and other tax matters with respect to such years. According to the Agreement, the Company paid the Israeli Tax Authority NIS 25, including interest and CPI linkage differences.

(4)	Bezeq has final tax assessments up to and including 2014.

(5)	On September 15, 2016, Bezeq and the Israel Tax Authority signed an assessment agreement (“the Assessment Agreement”) ending the disputes involving the tax assessor’s claims regarding the financing income from the shareholder loans to DBS and about the rights and holdings in DBS acquired by Bezeq.

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

The approval was granted in accordance with the applicable tax laws in effect at the time. Without derogating from the amount of the losses set out in the Assessment Agreement, if there is any change in the applicable tax laws, the Income Tax Authority will reconsider the taxation decision in accordance with the tax laws applicable at the merger date. The Approval is effective until December 31, 2019. The Income Tax Authority will extend the date of the Approval each year by an additional year, subject to the declaration of Bezeq and DBS that there has been no material change in their business affairs and subject to the terms of the taxation decision, and subject to the interpretation given to the tax laws, provided that such interpretation is published in writing. Any change in the tax laws that does not require a change in the Approval will not result in any such change.

The tax losses of DBS as at December 31, 2017 amount to NIS 5 billion.

On December 26, 2017, Bezeq and the tax assessor signed a final assessment agreement for 2011-2014, which settles all the disputes that arose between the parties, including the non-recognition of financing expenses and timing differences in depreciation expenses. The net tax liability that was added as a result of the assessment agreement is NIS 70, for which a full provision is included in these financial statements. The assessment agreement regulates the claims of the tax assessor for 2015 and thereafter, regarding attribution of financing expenses to Bezeq’s capital amortization in 2011-2013, as well as attribution of financing expenses to Bezeq’s income from an intercompany dividend received or to be received from the subsidiaries, as from 2015 and thereafter, for the amounts of investments in Bezeq’s financial statements as at the end of 2014 (for DBS, up to September 27, 2016).

(6)	Pelephone has received final tax assessments up to and including 2014.

(7)	Bezeq International has received final tax assessments up to and including 2012.

(8)	DBS has received final tax assessments up to and including 2013.

(9)	Walla has received final tax assessments up to and including 2011.

On November 12, 2017, as part of the assessment discussions of Walla, the tax assessor issued a best-judgment assessment for Walla for 2014. The tax assessor is demanding an additional payment of NIS 19. The main dispute between Walla and the tax assessor concerns Walla’s tax liability following the sale of its holdings in the subsidiary Coral Tell Ltd. Walla intends to file a reservation on the assessment. The management of Walla believes that the financial statements include appropriate provisions.

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

In the opinion of the management of each of the Bezeq Group companies, the additional exposure as at December 31, 2017, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 6.4 billion. There is also an additional exposure of NIS 4 billion for claims for which the likelihood of realization cannot yet be assessed.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 -	Contingent Liabilities (cont’d)

A.	Following is a detailed description of the Group’s contingent liabilities at December 31, 2017, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and deterioration in service provided by the Group companies.	59	4,183		2,148	*

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	**	1,808	***

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees.	1	4		1

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	16	24		-

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	148		4

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	66		-

Total legal claims against Bezeq Group companies		87	6,430		3,961

*	Including exposure in the amount of NIS 1.11 billion for a motion for certification as a class action against Bezeq, as well as against the subsidiary Walla, Yad 2 and an advertising company owned by Walla, which addresses with Bezeq’s 144B service. Subsequent to the date of the financial statements, the motion was dismissed.

**	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against Bezeq and officers in Bezeq, referring to alleged reporting omissions by Bezeq regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage).

***	See Below table:

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 -	Contingent Liabilities (cont’d)

Date	Parties	Instance	Type of proceeding	Description
June 2017	Shareholders of Bezeq Against Bezeq, Chairman of Bezeq’s Board of Directors, members of Bezeq’s Board of Directors, B Communications, Internet Gold, and companies in the Eurocom Group (the first motion also against the CEO of Bezeq and the CEO and CFO of DBS).	At the Tel Aviv District Court (Economic Department)	Two motions to certify class actions

The subject of the motions is the transaction from 2015 in which Bezeq acquired from Eurocom DBS Ltd (a company controlled by Bezeq's controlling shareholders) the balance of shares of DBS that it held.

The first motion was filed in the name of anyone who acquired Bezeq shares between February 11, 2015 and June 19, 2017 (excluding the respondents and/or those acting on their behalf and/or connected with them). In the motion it is argued that the report concerning the transaction was misleading and/or deficient, and on account of which, due to the opening of a public investigation into the transaction by the ISA, the public has become aware of details concerning the transaction and its implementation, which led to a drop in Bezeq's share price in the days following the disclosure and analysis of the new information. The plaintiff argues that the respondents acted contrary to the provisions of the Securities Law, and contrary to the provisions of additional laws, and caused holders of Bezeq's securities heavy financial losses, amounting to millions of shekels if not more.

The second motion was filed in the name of three sub-classes - anyone who acquired (1) shares of Bezeq, (2) shares of our company, B Communications, and (3) shares of Internet Gold on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017. The plaintiff argues that the public that invested in these shares was seriously misled, which was uncovered following the opening of a public investigation into the transaction by the ISA on June 20, 2017, whereby the increase in the cash flow of DBS as reported in Bezeq's financial statements was artificially inflated, according to their claim, thereby misleading reasonable investors who based themselves on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies. The plaintiff also claims additional damage caused to the groups of shareholders in B Communications and Internet Gold.

On October 25, 2017, a ruling was given ordering the striking out of another (third) class action certification motion filed in the same court in July 2017 concerning a transaction for the purchase of DBS shares and a transaction to continue the agreement between DBS and Spacecom, after the court ruled that the above motions should be preferred and after failing to find any added value in the other motion to advancing the class’s interests or facilitating the hearing.

In accordance with a procedural arrangement approved earlier by the court, the plaintiffs agreed in the above motions to administer the motions jointly and they will file a consolidated motion.

On December 10, 2017, the court resolved to postpone the hearing in the case for 4 months after the Attorney General’s attorney submitted his position whereby the hearing in this case should be delayed at this stage for 4 months, to enable the evidence in connection with the ISA investigation to be examined by the District Attorney’s office, to allow the investigation to be completed to the extent that this is necessary, and so that the District Attorney’s office can formulate its position.

On May 2, 2018 the Court granted the Attorney General's request and ordered the proceeding stayed for an additional four months. The Attorney General is required to update the Court by August 12, 2018.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 -	Contingent Liabilities (cont’d)

Date	Parties	Instance	Type of proceeding	Description
June-August 2017 and a motion from December 2017	Bezeq shareholders against Bezeq and DBS (not including two motions that were filed only against Bezeq)	Tel Aviv District Court	Various motions to disclose documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law filed further to the ISA investigation

In some of these motions (three in all), the court was moved to instruct Bezeq (and DBS, as applicable) to submit to the plaintiffs, documents and information in connection with the agreement for Bezeq’s purchase of DBS, and specifically in connection with the Second Contingent Payment according to that agreement (payment of NIS 170 million which is contingent on DBS meeting free cash flow targets in the period 2015-2017). On October 24, 2017, the court resolved to strike out the three motions after accepting the plaintiff’s request in the motion to certify a derivative action in the matter of an agreement for Bezeq to purchase DBS (see above), and this after concluding that these motions give rise to questions of fact and law that are essentially similar to the questions that arise in the Earlier Motion. In its decision, the court also noted that if the plaintiff in the Earlier Motion does not submit a motion to amend the motion for certification (such that it also applies to the matters included in the disclosure motions) or, alternatively, it files such a motion and its motion is dismissed, the plaintiffs in the foregoing three motions will have the right to initiate legal proceedings should they so determine.

In some of the motions, the court was moved to instruct Bezeq (and DBS, as applicable) to submit to the plaintiffs, certain documents in connection with an interested party transaction between DBS and Spacecom from 2013, as amended early in 2017. On December 10,2017, the plaintiffs in three motions notified they were “joining forces” and cooperating with each other. A hearing on the question of which motions should be dismissed and which should remain was held on January 8, 2018 and a ruling on the matter has not yet been given. Further to ISA’s position that in view of the investigation the proceedings in these cases should be delayed, the court ordered the proceedings to be delayed until April 10, 2018.

In an additional motion, the court was moved to instruct Bezeq and DBS to submit to the plaintiffs, documents and information also in connection with the agreement for Bezeq’s purchase of DBS and in connection with the DBS - Spacecom Transaction. In this motion, the plaintiff wishes to explore the filing of a motion to certify a derivative claim against officers in Bezeq and DBS who were in breach of their fiduciary duty against Bezeq in these transactions, according to the plaintiff, where the relief requested is to return all the benefits they received for the positions they held in Bezeq or DBS (salary, bonuses, management fees, etc.). The court consolidated the preliminary hearing in this case with the preliminary hearing on the motions to disclose documents prior to filing the motion to certify a derivative claim, detailed above.

Motion from December 2017 - motion to order Bezeq to disclose various documents to the plaintiff with respect to advance payments on account of the second contingent payment in the DBS transaction, claiming that the decision to pay advances and to pay them without any collateral was flawed. On January 21, 2018, Bezeq filed an application for instructions and requesting the court to strike out one of the two motions, either this motion or the motion to certify a derivative claim since they deal with overlapping issues.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 -	Contingent Liabilities (cont’d)

On June 29, 2017, Plaintiff Lynne P. Maleeff commenced litigation on behalf of a purported class of all persons and entities who purchased or otherwise acquired our shares between March 18, 2015 and September 6, 2017. The original defendants were our company, Doron Turgeman (our CEO), Itzik Tadmor (our CFO) and Ehud Yahalom (our former CFO). On December 8, 2017, lead plaintiffs filed an amended complaint adding ten new defendants: Shaul Elovitch, Or Elovitch, Ron Eilon, Stella Handler, David Mizrahi, Micky Neiman, Allon Raveh, Linor Yochelman, DBS and Eurocom Communications.

The amended complaint alleges a single cause of action against our company for violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint alleges that we made false and misleading statements and omissions in our SEC filings.

On February 20, 2018, we moved to dismiss the litigation for failure to state a claim or, alternatively, to stay the litigation pending the outcome of criminal investigations in Israel. Our motion to dismiss asserts, among other things, that plaintiffs failed to allege that we had the required knowledge or scienter about the purported wrongdoing by other defendants and that we did not make any materially false statements. Plaintiffs filed their opposition to the motion to dismiss or stay on April 17, 2018. The court may schedule oral argument on our motion to dismiss sometime in June or July, and it is possible that a decision will be issued before the end of October. While we have solid arguments in our favor, it is impossible to predict how the court will rule on the motion to dismiss or stay. Similar class action lawsuits were filed in Israel, and are described in the table below.

Our company, Internet Gold and five members of our Board of Directors were named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 out of the dividends distributed by us in May 2016 was distributed unlawfully as such amount was not included in our profit and loss report, and therefore does not qualify as a "surplus" that may be lawfully distributed as dividends under the Israeli Companies Law. A pretrial hearing was held in March 2017, in which the court allows us to file an additional brief response and a supplementary expert opinion, in order to respond to the arguments. We filed the additional responses on in June 2017. The court further held that the parties should consider the possibility of a constructive dialogue regarding the issues in dispute and instructed the parties to inform the court about the results of this dialogue, and whether they want to set a date for an evidence hearing or additional preliminary motions. The dialogue process failed, and accordingly, the court set dates for the evidence hearing (as part of the motion to certify) for January 6, 2019.

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 571 was filed against Bezeq and officers of Bezeq. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims against Group companies with exposure of NIS 1.2 billion came to an end.

In addition, subsequent to the date of the financial statements, a motion for certification of the claim as a derivative action was filed against Bezeq as a formal respondent, and against directors of Bezeq at the times relevant to the motion and against the controlling shareholders in Bezeq. The matter of the motion is Bezeq ’s engagement in an assessment agreement with the Tax Authority, which was signed on September 15, 2016 (described in Note 19G), according to which the Company paid taxes in the amount of NIS 462 to the Tax Authority for financing income from loans to DBS. On the other hand, it was agreed, among other things, that the losses of DBS for the financing expenses for the shareholders’ loans of Bezeq to DBS will be recognized in full for Bezeq after the merger between Bezeq and DBS.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 -	Contingent Liabilities (cont’d)

Bezeq and the CEO intend to study the notice of the Authority, to exercise the right to a hearing and to submit their arguments to the Commissioner. They are unable to assess at this stage the outcome of the proceeding.

Note 21 -	Agreements

A.	The Group companies have operating lease agreements for land, property cellular sites, real estate, and vehicles used by them. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2017, are as follows:

	Real estate	Vehicles	Total
Year ended December 31,	NIS	NIS	NIS
2018	222	88	310
2019	213	74	287
2020	165	48	213
2021	86	-	86
2022	50	-	50
2023 onwards	74	-	74
	810	210	1,020

B.	In 2017, DBS signed an agreement with Spacecom Communications Ltd. (“Spacecom”), which is controlled by a controlling shareholder of the Company, with an amendment to the addendum to the existing agreement between the parties of November 4, 2013 for the receipt of satellite segments in Spacecom’s satellites (“the Agreement”), the principles of which are as follows:

The Agreement is valid until December 31, 2028 (the same term as of the 2013 Agreement), subject to the options for early termination set out below.

DBS will receive the following space segments: (A) Amos 3 satellite; (B) Amos 7 satellite, in which Spacecom holds the right to lease space segments; (C) Amos 8 satellite - a new satellite that is expected to serve DBS when it becomes operational.

In the contract period (subject to events of unavailability and until the end of the lifespan of Amos 3, which is expected in 2026), DBS is expected to use 12 space segments from two different satellites, according to the division in the agreement. The agreement also establishes the positioning of backup space segments in the contract period, under the terms and within the limitations in the agreement.

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

In March 2018, Bezeq’s audit committee and Board of Directors approved the agreement between DBS and Spacecom with the amendment to the 2017 agreement, whereby in the period from April 2018 up to September 2018 (and for an additional year, if the parties agree to this), instead of one of the space sections leased by DBS from Spacecom in the Amos 3 satellite, DBS will lease a section on the Amos 7 satellite. For this exchange, DBS is entitled to a monthly discount of US$ 80 thousand in the interim period. As at the reporting date, the amendment has not yet been signed.

For information about the agreement with Spacecom, see Note 30 regarding the agreements with related parties.

C.	In October 2016, the new agreement with Apple Distribution International (“Apple”) came into effect for the acquisition and distribution of iPhones. In accordance with the agreement, Pelephone is required to purchase a minimum number of iPhones for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

D.	Pelephone has obligations as of December 31, 2017 amounting to NIS 147 (as at December 31, 2016, NIS 71) to acquire terminal equipment.

E.	Pelephone utilizes Ericsson infrastructure equipment for its UMTS/HSPA and LTE networks. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for deployment of the 4G network (LTE) with Ericsson, and Pelephone believes that it could be dependent on Ericsson for network support and its expansion.

F.	As at December 31, 2017, DBS has agreements for the acquisition of broadcast rights. In 2017, expenses for consumption of broadcast rights acquired by DBS amounted to NIS 342.

G.	For information about agreements for the acquisition of broadcasting rights by DBS, see Note 11. For information about agreements for the purchase of fixed assets, see Note 9 above.

H.	On January 21, 2018, Bezeq signed an agreement for the sale of a real estate asset in the Sakia complex for a total consideration of NIS 497, plus VAT, which may increase up to NIS 550, if the purchaser, in accordance with its right under the agreement, postpones the date of payment of up to two thirds of the consideration until December 31, 2022. Bezeq is expected to record a capital gain on the date on which the conditions for recognition of the sale of the asset are fulfilled in accordance with accounting principles. The final amount of the capital gain depends on the fees and levies that will apply to Bezeq for the sale of an asset.

I.	For agreement to issue private debentures in 2018, see Note 13 below.

J.	For information about transactions with related parties, see Note 30.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 -	Securities, Pledges and Guarantees

The Group’s policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries.

A.	The Bezeq Group companies have provided guarantees of NIS 152 in favor of the Ministry of Communications to secure the terms of their licenses (of which an amount of NIS 37 is linked to the CPI and NIS 35 is linked to the US$ exchange rate).

B.	The Bezeq Group companies have provided bank guarantees of NIS 61 in favor of third parties.

C.	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

1)	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

D.	For information about the conditions for loans and borrowings, see Note 13.

Note 23 -	Capital and Capital Reserves

A.	Equity

	Authorized	Registered and paid up
	December 31	December 31
	2016 and 2017	2016 and 2017
Number of shares

Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045

B.	Dividend distributions

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 -	Revenues

	Year ended December 31,
	2015		2016		2017
	NIS		NIS		NIS
Domestic fixed line communications
Fixed line telephony	1,456	*	1,352	*	1,255
Internet - infrastructure	1,438	*	1,461	*	1,488
Transmission and data communication	835	*	835	*	775
Cloud and digital services	184	*	203	*	230
Other services	212		213		205
	4,125		4,064		3,953

Cellular
Cellular services and terminal equipment	1,948		1,777		1,743
Sale of terminal equipment	884		811		757
	2,832		2,588		2,500

International communications, internet services and NEP	1,487		1,480		1,467

Multi-channel television	1,333		1,745		1,650

Others	208		207		219
	9,985		10,084		9,789

*	Cloud and digital services were reclassified and presented separately to reflect the change in the mix of revenues in fixed-line domestic communications

Note 25 -	Salaries

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS
Salaries and incidentals:
Operating	1,871	1,922	1,931
General and administrative	586	622	647

Total salaries and incidentals	2,457	2,544	2,578

Less - salaries recognized in investments in property, plant and equipment and in intangible assets	499	529	571

	1,958	2,015	2,007

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 26 -	General and Operating Expenses*

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS
Terminal equipment and materials	880	831	855
Interconnectivity and payments to domestic and international operators	909	825	805
Maintenance of buildings and sites	616	605	584
Marketing and general expenses	647	706	610
Services and maintenance by sub-contractors	199	261	260
Vehicle maintenance expenses	167	164	156
Content services expenses	458	629	636

	3,876	4,021	3,906

* For information regarding early adoption of IFRS 15, Revenue from Contracts with Customers, see Note 3A.

Less expenses of NIS 65 recognized in 2017 for investments in property, plant and equipment and intangible assets (in 2016, NIS 64 and in 2015, NIS 63).

Note 27 -	Other Operating Expenses (Income), net

	Year ended December 31,
	2015	2016	2017
	NIS	NIS	NIS
Loss from impairment of goodwill	-	-	129
Provision for severance pay in early retirement	117	96	23
Capital gain from sale of property plant
and equipment	(136)	(86)	(27)
Others	22	11	24
	3	21	149

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 28 -	Financing Expenses (Income)

	Year ended December 31
	2015	2016	2017
	NIS	NIS	NIS

Income on bank deposits, investments and others	(14)	(13)	(2)
Change in fair value of financial assets measured at fair value through profit or loss	(27)	(29)	(7)
Income in respect of credit in sales, net of discount	(52)	(42)	(35)
Linkage and exchange rate differences, net	-	(16)	-
Interest and linkage differences from
loans to an associate	(21)	-	-
Other finance income	(40)	(23)	(25)

Total financing income	(154)	(123)	(69)

Interest expenses on financial liabilities	634	871	445
Linkage and exchange rate differences, net	61	38	48
Change in contingent consideration in a business combination	-	55	(14)
Change in fair value of financial assets measured at fair value through profit or loss	4	23	39
Financing expenses for employee benefits, net	16	15	35
Reduction of the provision for assessor interest expenses	(76)	-	-
Other financing expenses	50	52	33

Total financing expenses	689	1,054	586

Financing expense, net	535	931	517

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 -	Earnings (Loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2015	2016	2017
	NIS	NIS	NIS
Earnings (loss) attributable to ordinary Shareholders
Basic earnings (loss) for the year	210	(236)	78
Effect of diluted per share loss in a subsidiary	(2)	-	-

Diluted earnings (loss) for the year	208	(236)	78

	Year ended December 31
	2015	2016	2017
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value

Weighted average number of ordinary shares (basic and diluted)	29,889	29,889	29,889

Note 30 -	Transactions with Related Parties

A.	Identity of related parties

The Company’s related parties are as defined in IAS 24 (2009) - Related Party Disclosures and include: Internet Gold, its ultimate parent Eurocom, other Eurocom Group companies, related parties of Eurocom, directors and key management personnel in the Company, Internet Gold, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

In the ordinary course of business, some of the Company’s subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily between Bezeq and its subsidiaries and between other Eurocom Group companies, such as Eurocom Digital Communications, Eurocom Cellular Communications, Spacecom, Gilat Satcom and to a lesser extent other affiliated companies.

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

It should be noted that the transactions described below with interested and related parties do not include reference to Note 1 regarding the investigation of the ISA and the Israel Police.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 -	Transactions with Related Parties (cont’d)

B.	Balances with related parties

	December 31,
	2016	2017
	NIS	NIS

Receivables - associates	10	8

Liabilities to related parties, net *	(12)	(23)

Advanced payment (Liability) to Eurocom DBS (not including interest) for contingent consideration (see Note 12B)	(32)	99

*	The amounts are for IGLD, its ultimate parent Eurocom, and their related parties.

C.	Transactions with related parties

	Year ended December 31,
	2015	2016		2017
	NIS	NIS		NIS
Revenues
From associates (including
interest income in respect of shareholders loans) *	30	7		8
From related parties **	10	13		23
Expenses
To related parties **	128	110	****	122
To associates	3	2		5
Investments
Related parties **	76	59		28

Acquisition of DBS	913	55	****	(70	)***
Revised fair value of the excess advance payments for acquisition of DBS	-	-		56	***

*	Revenues from associates in 2015 are include mainly finance income from shareholders loans to DBS, prior to the acquisition of control in DBS.
**	The amounts are for Internet Gold, Eurocom, and their related parties.
***	Adjustment of the liability for contingent consideration for a business combination with DBS and adjustment of the fair value estimate of the amount expected to be returned to Bezeq from the excess of the advance payments that it paid was recognized as financing income, net.
****	Reclassified

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 -	Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of Bezeq’s audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

March 23, 2015	Approval of Bezeq’s acquisition agreement with Eurocom DBS Ltd. (“Eurocom DBS”) whereby Bezeq will acquire the entire holdings of Eurocom DBS in DBS shares DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner’s in his approval of the merger on March 26, 2014, both by Bezeq and by DBS, and announcement of the exercise of Bezeq’s option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).	The total cost is comprised of: a) total cash of NIS 680; b) total cash of up to NIS 200, subject to certain conditions; c) total cash of up to NIS 170, subject to certain conditions. For additional information about the conditions relating to b and c, see Note 12B above.

October 19, 2015	Approval of Bezeq’s vote at the general meeting of shareholders of DBS in favor of DBS’s agreement with Eurocom and ADB for the order of yesMaxTotal3 converters, under the existing agreement, until December 31, 2017.	Total cost of US$ 14.
December 8, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 (for all the products).
June 30, 2016*	Extension of the amended agreement with Eurocom Communications for ongoing management and consultation services for Bezeq. The agreement is for three years, valid until May 31, 2019, unless one of the parties submits three-month notice of termination of the agreement.	NIS 6.4 per year.
November 27, 2014	Bezeq’s agreement to bring forward payments with Eurocom, according to which DBS may advance, at the supplier’s request, payments that are due, or will be due, to Eurocom for orders of converters.	Up to a total cost of US$ 6. this approval was not used in the reporting year
November 3, 2016	Bezeq’s agreement with Eurocom for the additional acquisition of up to 90 thousand VTECH N VDSL routers, valid until June 30, 2017.	Approval for acquisition of up to US$ 11.3 (not including VAT).
In addition, in 2017, additional N standard VDSL routers were acquired, but in amounts that do not exceed the negligibility level as described above.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 -	Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont’d)

Approval date of the general meeting (after approval of Bezeq’s audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

April 3, 2017	Approval of Bezeq’s vote at the general meeting of DBS in favor of the agreement between DBS and Spacecom with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites (“the Agreement”), including in favor of implementation of the Agreement. The validity of the Agreement remains the same as the original agreement, namely, until the end of 2028.	A total nominal cost of up to US$ 263 for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of US$ 21.9. It should be noted that the overall cost of the Agreement may be lower if surplus revenue sharing mechanisms are applied and/or the assumptions set out in the amendment to the Agreement.
July 5, 2017	The agreement between Bezeq International and Eurocom Digital for the purchase of up to 100,000 TECH VDSL routers	Approval of the acquisition in an amount of up to US$ 3.2 (not including VAT)

* Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 60 hours of consulting services, provided by Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Felix Cohen, Ami Bar-Lev, and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, Bezeq will pay the following consideration to Eurocom Communications: (A) directors’ compensation, consisting of annual participation compensation and actual participation compensation based on a maximum amount for one meeting (as this term is defined in the Companies Regulations (Rules for Compensation and Expenses of an External Director), 2000), based on the relevant rating of Bezeq of the subsidiary/sub-subsidiary (as the case may be) at that date, for the participation of the directors serving on behalf of Bezeq ’s controlling shareholders, as part of their membership and their position as directors in Bezeq and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence at meetings; (B) NIS 3.5 per year for the service and activities of Shaul Elovitch as active chairman of the Board of Directors of Bezeq and its subsidiaries; and (C) NIS 432 thousand per year for ongoing consultation services.

In view of the restrictions imposed on the activities Shaul Elovitch and other directors who serve or who served in the reporting year on behalf of Eurocom Communications on the Board of Directors of Bezeq and its subsidiaries, in connection with the investigation conducted by the ISA, the Board of Directors OF Bezeq resolved on September 25, 2017, that the amount to be paid by Bezeq to Eurocom Communications for the services component of the Chairman of the Board of Directors, in accordance with the management agreement, for the period from June 20, 2017 to December 31, 2017, will be 50% of the amount set out in the agreement for this period. On January 29, 2018, the Board of Directors of Bezeq resolved that the payments under the agreement for the period as from June 20, 2017 will be withheld, and that for the period from January 1, 2018, Bezeq will start a review of changes to the management agreement, while withholding payments until a final decision on the matter is made. Due to the opening of another investigation by the ISA and the Israel Police (see Note 1), negotiations have not yet commenced, and Eurocom Communications does not provide the services of the chairman of the board and consulting services.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 -	Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and Internet Gold (cont’d)

The financial value of the transactions described above, which were carried out in 2017 were as follows:

Amounts
included in the
consolidated
financial statements
NIS

Expenses	91
Property plant and equipment	11
Acquisition of Eurocom DBS holdings in DBS (see Note 12B)	(70)
Adjustment of the fair value of excess advance payments for the acquisition of DBS (see Note 12B)	56

The Company both receives various services and products from, and provides various services and products to, related parties at market rates and in the ordinary course of business. Other than the transactions described below, none of these related party transactions are material to the Company or to the Company’s related parties.

If a related party wishes to supply products or services to the Company, the Company generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of the Company’s audit committee and the Company’s board of directors (and in some circumstances, The Company’s shareholders). In addition, generally the Company will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

In the ordinary course of business, some of the Company’s subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily among Bezeq, other Bezeq Group companies and Eurocom Group companies, such as Eurocom Digital, Eurocom Cellular, Spacecom, Satcom, and to a lesser extent other affiliated companies. Such business activities primarily relate to the provision, purchase or sale of communications and digital services and products, including the provision of satellite or broadcasting services, cellular and electronic products and equipment, and Internet and telephony services. The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

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

Internet Gold also has “piggyback” registration rights that allow it to include the Company’s ordinary shares it owns in any public offering of equity securities initiated by the Company (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The Company also granted Internet Gold the right to request a shelf registration on Form F-3, provided that the Company will be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of the Company audit committee.

Under the registration rights agreement the Company agreed to indemnify Internet Gold against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Internet Gold sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from Internet Gold. The Company will pay all expenses incident to any demand registration and Internet Gold will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of its ordinary shares.

2.	Related party transactions

The Company both receives various services and products from, and provides various services and products to, related parties at market rates in the ordinary course of business. Other than the transactions described below, none of these related party transactions are material to the Company or to the related parties. If a related party wishes to supply products or services to the Company, The Company generally obtain bids from a third party to enable the Company to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of the Company’s audit committee and our board of directors (and in some instances, the shareholders). In addition, generally The Company will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 -	Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and Internet Gold (cont’d)

2.	Related party transactions (cont’d)

1.	In February 2008, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd. (“Eurocom Capital”), under which Eurocom Capital handled the execution of the Company’s financial investments pursuant to direct instructions from our Chief Executive Officer. The Company paid Eurocom Capital aggregate fees of NIS 604 thousand, NIS 288 thousand and NIS 110 thousand ($32 thousand) for its services in 2015, 2016 and 2017, respectively. The execution services agreement with Eurocom Capital was terminated on November 30, 2017.

2.	The Company entered into an arrangement with Internet Gold according to which the Company’s employees provide services to both companies and the Company will pay 2/3 and Internet Gold will pay 1/3 of their compensation.

3.	The Company and Internet Gold together lease their principal offices from Eurocom Communications for an annual rent of NIS 110 thousand (approximately $32 thousand) for both companies. Eurocom Digital provides the Company and Internet Gold with additional services, such as computing services for an annual fee of NIS 24 thousand (approximately $7 thousand) for both companies. All of these expenses are divided one-third to Internet Gold and two-thirds to the Company.

4.	In June 2017, the Company’s shareholders approved our entering into a Services Agreement with Eurocom Communications pursuant to which it will provide us with the services of its Legal Department in consideration of a monthly fee of NIS 20 thousand, plus an annual fixed amount of up to NIS 8 thousand in respect of various other expenses to be paid against receipts and documentation. Based on our prior experience, we estimated that the scope of the legal services provided to the company averaged approximately 60 hours per month on an annual basis. The legal services’ portion of the Services Agreement was terminated on March 31, 2018.

5.	In February 2018, our Board of Directors appointed Adv. Ami Barlev to serve as a director and as Acting Chairman of the Company’s Board of Directors until the next annual shareholders’ meeting.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 -	Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and Internet Gold (cont’d)

2.	Related party transactions (cont’d)

In March 2018, Eurocom and the Company terminated the rest of the Services Agreement. The Company’s Compensation Committee and Board of Directors have confirmed, among other things, that upon termination of the Services Agreement, Messrs. Or Elovitch and Ami Barlev will be entitled to compensation as directors pursuant to the “Fixed” statutory amount in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director) 5760-2000 for companies within the range of the Company’s size. In addition, the directors will be entitled to receive reimbursement of expenses in accordance with the provisions of these Compensation Regulations, to receive coverage under the insurance policy that applies to all of the Company’s directors and officers, and to receive indemnification letter as given to all of the Company’s directors and officers. Mr. Barlev’s compensation is effective starting February 7, 2018. The compensation of Mr. Or Elovitch is effective starting April 1, 2018.

Key management personnel compensation comprised:

	Year ended December 31
	2015	2016	2017
	NIS	NIS	NIS

Employee benefits	1	2	2

Note 31 -	Subsequent Events

A.	On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers. The liquidation order did not constitute a change of control under the Control Permit, but this may change in the future.

B Communications Ltd.

Notes to the Consolidated Financial Statements

Note 31 -	Subsequent Events (cont’d)

B.	On April 26, 2018, Bezeq held its annual meeting of shareholders (the “Meeting”). In the Meeting, the following directors were elected to Bezeq’s Board: Shlomo Rodav, Doron Turgeman, Ami Barlev, Orly Guy, Ilan Biran, Dov Kotler, David Granot, Rami Nomkin, Idit Lusky (an external director) and Amnon Dik (an external director). Three additional external directors were not up for re-election are remain in office.

All the elected directors were either recommended by the Company or their election was supported by the Company.

