Form 20-F
period 2018-12-31
B COMMUNICATIONS LTD
filed 2019-05-15
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Ami Barlev, CEO, +972-3-9240000 (phone), +972-3-6796111 (fax)
2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	BCOM	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share 37,274,645 shares
(as of December 31, 2018)

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

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

Yes ☐                    No ☒

INTRODUCTION

Our ordinary shares are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or TASE (symbol: BCOM). On April 14, 2010, we completed the acquisition of then 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s then 11 person Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition.

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

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2018 (NIS 3.748 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

The tables below as of and for the five years ended December 31, 2018 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 appear in this annual report.

Consolidated Statement of Income Data:
(Amounts in millions, except share and per share data)

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	(NIS)					(U.S. $)

Revenues	9,055	9,985	10,084	9,789	9,321	2,487
Depreciation and amortization	1,873	2,131	2,161	2,117	2,387	637
Salaries	1,770	1,958	2,015	2,007	1,995	532
General and operating expenses	3,368	3,876	4,021	3,906	3,394	906
Loss from impairment of assets	-	-	-	129	2,294	612
Other operating expenses(income)	(535)	3	21	149	635	170
Operating profit (loss)	2,579	2,017	1,866	1,610	(1,384)	(370)
Finance expense	1,236	689	1,054	586	620	165
Finance income	(625)	(154)	(123)	(69)	(89)	(24)
Profit after financing expenses (income), net	1,968	1,482	935	1,093	(1,915)	(511)
Share of losses (profit) in equity-accounted investee	170	(12)	5	5	3	1
Profit (loss) before income tax	1,798	1,494	930	1,088	(1,918)	(512)
Income tax expenses	667	358	442	347	(59)	(16)
Net profit (loss) for the year	1,131	1,136	488	741	(1,859)	(496)
Profit (loss) attributable to:
Owners of the company	(21)	210	(236)	78	(1,029)	(274)
Non-controlling interests	1,152	926	724	663	(830)	(222)
Net profit (loss) for the year	1,131	1,136	488	741	(1,859)	(496)
Basic earnings (loss) per share	(0.70)	7.04	(7.92)	2.62	(35.46)	(9.46)
Diluted earnings (loss) per share	(0.81)	6.97	(7.92)	2.62	(35.46)	(9.46)

Statements of Financial Position data:
(Amounts in millions)

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	(NIS)					(U.S. $)
Cash and cash equivalents	713	581	762	2,386	1,104	295
Restricted cash	65	155	-	-	-	-
Total assets	21,236	22,122	20,145	20,639	19,375	5,170
Total current liabilities	3,898	5,199	4,256	4,111	6,908	1,843
Non-current liabilities	13,750	13,532	12,588	13,442	11,703	3,123

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Directly Related to B Communications

We have a substantial amount of existing debt, restricting our operating and financing flexibility. We are facing default and immediate action by our debenture holders. We may sell the company to a potential bidder because of our financial situation.

Our significant level of debt could have critical consequences, including, but not limited to, the following:

●	we may have insufficient cash flows from operations to service our debt;

●	we are vulnerable to, and have limited flexibility to respond to, general adverse economic and industry conditions;

●	impeding our ability to obtain additional debt or equity financing and increasing the cost of any such financing, particularly due to the financial and other restrictive covenants contained in the agreements governing our debt; and

●	adversely affecting the public’s perception of us.

Our credit rating impacts the cost and availability of future borrowings and, accordingly, our cost of capital.

In June 2018, Midroog downgraded the rating of our Series B and C debentures, or the Debentures, from A1.il to A2.il and changed the rating outlook from negative to stable. The rating of Internet Gold, our parent, was updated to a Baa3.il, Negative outlook, with negative implications. In January 2019, Midroog downgraded the rating of our Debentures from A2.il to A3.il and retained the rating outlook of credit review with negative implications and in the same month lowered the rating of the Debentures further from A3.il to Baa2.il while retaining the rating outlook of credit review, with uncertain trajectory. In March 2019, Midroog downgraded the rating of the Debentures from Baa2.il to Caa2.il and retained the rating outlook of credit review with uncertain trajectory. In March 2019, Midroog also downgraded the rating of the Series C and D debentures of Internet Gold from Ca.il to C.il.

The downgrades reflect Midroog’s assessment of a high certainty of default (as defined by Midroog’s standards).

In March 2019, we announced that because of the write-downs to date the aggregate material decline in the assets and the accounting equity of our company was expected to be in a cumulative range of NIS 700-800 million. Our Board of Directors decided at its meeting held on the evening of March 19, 2019, that because of the foregoing, as well as including due to the sequence of events of deterioration in the Group, we should enter into a dialogue with the holders of our Debentures in order to examine financial possibilities for strengthening our shareholders’ equity or to obtain adjustments to the current Deeds of Trust governing the Debentures. The Board further determined to withhold payments to its financial creditors until such agreements are finalized. The determination to withhold payments led to significant discussions with our debenture holders who are now being consulted with respect to future actions of our company while we attempt to resolve the current financial predicament. If our debenture holders determine to force our company into insolvency proceedings, such action would have a significant negative impact the operations of our company. The holders of our Series B debentures voted to extend the final payment date of the principal and interest for such debentures to May 26, 2019.

In April 2019, TRYMG International Communications Ltd. (formerly Zeevi International Communications Ltd.), a company owned by Mr. Gad Zeevi, or TRYMG, as well as Searchlight Capital Partners, or SCP submitted two different and competitive offers for the purchase of Internet Gold’s shares in in our company as well as for an additional investment in our company. SCP’s offer was chosen by the holders of Internet Gold’s debentures for the purpose of promoting a transaction and received exclusivity for a limited time.

While Internet Gold’s debenture holders decided to advance the SCP proposal (and grant SCP exclusivity), TRYMG submitted a final offer to us for an investment of NIS 950 million against our issuance of shares. The offer is subject to various conditions.

At this stage, the holders of the debentures of both our company and Internet Gold, and our two companies themselves, are examining the proposals.

The SCP offer was due to expire on May 10, 2019, but following advanced negotiations among our company, SCP and Internet Gold (as well as with the debenture holders of our company and Internet Gold), the deadline for approval of the transaction (as set by SCP) has been extended by a week (i.e., until May 17, 2019).

On May 14, 2019, an updated offer was received from SCP for the purchase of the controlling shares in our company while executing a cash investment in our company in the total amount of NIS 640 million. The offer is subject to the approval of our debenture holders and of Internet Gold, as well as the Israeli courts. The transaction, if it shall be executed, will include early repayments of the main principal payments of our debentures until the end of 2023 and shall include updated conditions for the Series C Debentures. A substantial part of the expected investment amount will be injected by Internet Gold into our company against debt and equity.

At this stage, this proposal is the main proposal promoted by the parties.

The risk that we may not successfully complete this financing and the risk that we may not have adequate liquidity to service our debt, even if a financing is completed within the time and upon the terms contemplated, may raise substantial doubt about our ability to continue as a going concern.

Our plans with respect to addressing these matters are discussed in greater in this Annual Report and in Note 1 to our consolidated financial statements. Our future viability is dependent on our ability to execute these plans successfully or otherwise address our liquidity shortfall. If we fail to do so for any reason, we would not have adequate financial resources to service our debt, would not be able to continue as a going concern and could potentially be forced to seek relief through a filing under the bankruptcy laws.

In light of the above, the execution of a transaction for the sale of our ordinary shares and/or the entry of a strategic investor into our company and/or a refinance of our outstanding debt, all in a manner that will be approved by our debenture holders, will be required in order to enable us to continue as a going concern. At this stage and until such transaction enters into advanced stages, there is a substantial doubt about our ability to continue as a going concern.

We historically serviced our substantial debt with dividend payments received from Bezeq. Bezeq’s determination to suspend the payment of dividends has materially affected our ability to repay our debt.

As of May 14, 2019, we had approximately NIS 2.5 billion (US$ 658 million) of debt, which we have historically serviced with the proceeds of semi-annual dividend payments from Bezeq equal to 100% of its half-yearly profits. Bezeq paid total cash dividends of NIS 1.8 billion NIS 1.4 billion, and NIS 1.3 billion in the years ended December 31, 2015, 2016 and 2017, of which we received NIS 545 million, NIS 379 million and NIS 338 million. On March 6, 2018, Bezeq’s Board of Directors updated its dividend distribution policy to distribute a dividend of 70% of its half-yearly profit (after tax). As a result of increased competition which impacted Bezeq’s earnings and the lower distribution rate, we received dividends of NIS 180 million in 2018. On March 28, 2019, Bezeq reported a NIS 2.31 billion loss for 2018 after write-offs during the year and announced that due to the losses, dividend payments would be halted for the next two years. Accordingly, we cannot expect to receive any dividends for the next two years. which determination will severely impact our ability to service our debt.

We do not exercise management or operational control over Bezeq and Bezeq Group companies.

Bezeq is an Israeli issuer (TASE: BEZQ) and is prohibited under Israeli and securities law from passing confidential information about its business operations to us, or to any other third-party. Only limited non-public financial information is periodically reported by Bezeq to our company, in order for us to meet our reporting requirements as issuers. Therefore, we are generally not privy to non-public information inside Bezeq. In addition, Bezeq’s interests may not be aligned with our best interests.

We and Internet Gold are subject to the Control Permit for holding Bezeq. Failure to comply with this permit or other regulatory provisions relating to the control permit of Bezeq may result in the revocation of the Control Permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers of Communications and Finance, or the Ministers, in order to obtain a permit to acquire Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of Means of Control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). No person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferor is aware that the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding Means of Control in that corporation or in another corporation, and including the ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer or holding 25% of our Means of Control is presumed to confer significant influence. “Means of Control” means the right to vote at a general meeting of Bezeq, appoint a director or general manager of Bezeq, or to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation.

According to the Control Permit, the control must be held by an “Israeli Party,” as defined in the Communications Order. Currently, Internet Gold and we are deemed to be “Israeli Parties,” so long as Internet Gold and we are controlled by a citizen and resident of Israel. Persons with certain criminal convictions may also not hold a Control Permit.

The Control Permit includes several other conditions, including the requirement that SP2, our subsidiary which holds our interest in Bezeq, be controlled exclusively by the other parties to the Control Permit and that the parties to the Control Permit hold not less than 30% of any type of Means of Control of Bezeq and SP2. In February 2011, the Ministers permitted such percentage to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of options by Bezeq employees.

Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. We received explicit approval to hold a 25% stake in Bezeq and still maintain control.

In addition, the Control Permit requires that 19% of the issued share capital of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in Internet Gold and us. If we, Internet Gold or any other party subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

Any event in which a receiver is appointed with respect to our holdings in SP2 or SP2’s holdings in Bezeq, will constitute grounds for the cancellation of the Control Permit. In addition, in the event that the Ministers determine that a material change in the details included in the application for the Control Permit has occurred or the members to the Control Permit failed to provide requisite notifications in accordance with the Control Permit, and there is a real concern that the essential service provided by Bezeq will be harmed, the Ministers may cancel the Control Permit or set conditions for its continuation pursuant to the provisions of the Israeli Communications Law.

In the event that the Control Permit is cancelled and an application to reissue another control permit is denied, our holdings in Bezeq must be liquidated within 15 to 60 days (depending on the cause for such cancellation) pursuant to the Communications Order.

In accordance with the Concentration Law, if either Internet Gold or we are unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, we will not be permitted to hold the control permit in Bezeq after such date.

Under the Concentration Law, a second-tier company (i.e., a company with publicly held debt or equity securities that is subject to reporting obligations under the Israeli Securities Law and controlled by a first-tier company), is prohibited from controlling another tier company. In the case of existing companies, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law, i.e., until December 10, 2019. In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the Means of Control in such tier company for the purpose of selling such Means of Control. The trustee shall act pursuant to the orders of such court with respect to the Means of Control. Such court may, instead of appointing a trustee and under certain circumstances, order that the Means of Control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by a district court, the Means of Control held by a tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company’s shareholder meetings. The Concentration Law sets forth certain mechanisms intended to enable a tier company to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law.

Our company is deemed to be a second-tier company under the Concentration Law and Bezeq is deemed to be a third-tier company under the Concentration Law. Internet Gold is a first-tier company. Accordingly, if either Internet Gold or we are unable to redeem any publicly held debt, which is unlikely at this time, and delist our ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date and our holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings. Furthermore, if a trustee is appointed, he may motion a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed not to be in Bezeq’s interest.

An application has been made to the Ministry of Justice, whose goal is to establish a legal position according to which the Concentration Law will not apply to the current structure of Internet Gold, our company and Bezeq. We believe that taking into consideration the legal status of Eurocom Communications, and in particular the appointment of a Liquidator and special mangers on behalf of the Court, the control group in Bezeq is no longer a “Pyramid holding”, which is prohibited under the provisions of the Concentration Law. We believe that as a result of the ongoing liquidation of Eurocom Communications and the appointment of the special managers, Internet Gold should no longer be considered a “first layer company” as this term is defined in the Concentration Law.

The purpose of the Concentration Law was to prevent a situation in which an “Ultimate Controlling Shareholder” controls the structure of three public companies, but under the current situation we believe that this situation no longer exists. We believe that this conclusion has been reinforced in the light of our current discussions with the holders of the Debentures and the appointment of representatives of the debenture holders due to our decision to suspend payments to the debenture holders.

As reported extensively in our periodic reports, both we and Internet Gold have received financing proposals that would provide a solution to our reaching compliance with the Concentration Law. The proposals include several alternative options to assure compliance with the Concentration Law::

●	The sale by Internet Gold of its shares in our company in a way that “disconnects a public layer”.

●	A significant capital injection into our company in consideration for the issuance of such number of our ordinary shares that would result in a new controlling shareholder which is not a public company and does not constitute a “layer company” (which is prohibited by the Concentration Law).

●	The replacement of existing public debt in Internet Gold, with private debt along with the delisting of its shares from trading on TASE in a manner that constitutes a full legal solution to the Concentration Law.

In practice, all the alternatives would create an updated corporate structure that would resolve the Concentration Law issue through a new controlling shareholder which is not a public company. All the above alternatives are being intensively pursued by the companies and their debenture holders, with clear timetables for the process. No assurance can be given that such alternative solutions will be reached on a timely basis.

If we do not maintain the control of Bezeq under the definition of the Investment Company Act of 1940, we may be deemed to be an “investment company” under the Investment Company Act of 1940, which could materially and adversely affect our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer’s total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than securities issued by companies which are controlled primarily by such issuer. Primary control is presumed if the issuer owns over 25% of the controlled company’s voting securities and the issuer has control greater than that of any other person. Accordingly, so long as we maintain control of Bezeq (under this specific definition of the Investment Company Act), we will not be deemed an investment company. Recent events may further bring the Control Permit issue into possible question in the future. According to the Control Permit, the control must be held by an “Israeli Party,” as defined in the Communications Order. Currently, Internet Gold and we are deemed to be “Israeli Parties,” so long as Internet Gold and we are controlled by a citizen and resident of Israel. Persons with certain criminal convictions may also not hold a Control Permit.

If we were to no longer maintain the control of Bezeq under the Investment Company Act definition, we could be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company. An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless Bezeq applies to the U.S. Securities and Exchange Commission, or the SEC for an order permitting Bezeq to register under the Investment Company Act, and to make a public offering in the United States. The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

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

Due to the material weakness pertaining to the design of Bezeq’s internal control over financial reporting, such material weakness was considered a material weakness in our reports. We may fail in the future to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.

As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the Israel Security Authority, or the ISA, and Israel’s Police, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we are prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting. Subject to these limitations, in last year’s annual report, we reported that in connection with our assessment of our internal controls over financial reporting that we completed the work necessary to identify a material weakness pertaining to the design of Bezeq’s internal control over financial reporting relating to certain matters, principally the subjects of the investigations.

Our management then assessed the effectiveness of our own internal control over financial reporting within the framework of the “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO. Due to the material weakness pertaining to the design of Bezeq’s internal control over financial reporting, such material weakness was also considered a material weakness in our reports. Our auditors issued a “qualified opinion” on our financial statements because of the inability to obtain sufficient supporting evidence as to the effect, if any, of the investigations’ proceedings on the consolidated financial statements. Our auditors also issued a “disclaimer of opinion” on our internal controls based on their inability to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of Bezeq’s internal controls.

Bezeq published its 2018 financial report on March 27, 2019. Part 5 of that report, entitled, “Report on Effectiveness of Internal Controls,” summarizes the process and results of an internal audit lead by Bezeq’s Board of Directors and senior management in their remediation efforts. Bezeq’s management concluded that that Bezeq’s internal control over financial reporting for the period ending December 31, 2018 was “effective,” given that the incidents that were identified, in the aggregate, as giving rise to a material weakness in 2017 were remediated during the reporting period. We therefore believe Bezeq’s deficiencies were remedied in the subsidiary level.

We will maintain our own constant review of internal controls. We may in the future identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Our success depends on the continued service of certain key executives and personnel of Bezeq and the management of our company. The recent turnover in the management of Bezeq and our company may adversely affect our strategy and the execution of our business plans.

Many of the Bezeq Group’s key executives, including its CEO, CFO and executives of certain of its subsidiaries were replaced in the recent past as a result of various criminal investigations. While we believe that the current management has significant experience and knowledge relating to the operations of the Bezeq Group, we cannot assure you that the Bezeq Group will be successful in retaining their services or that the Bezeq Group would be successful in hiring and training suitable replacements without undue costs or delays. As a result, the loss of any of these key executives and employees could cause significant disruptions in the Bezeq Group’s business operations, which could materially adversely affect our results of operations. Similarly, our management has been instrumental in our success and loss of any key members of our management could materially adversely affect our financial condition, results of operations and prospects. Recent events have caused the replacement of certain key executives with our consent.

Conflicts of interest may arise between Internet Gold, Eurocom Communications (and its special managers), other companies within the Eurocom Group and us that could be resolved in a manner unfavorable to us

Eurocom Communications has encountered financial difficulties and are attempting to sell its assets. An Israeli court issued a liquidation order for Eurocom Communications in April 2018. Subsequently, a liquidator was appointed and attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers.

Internet Gold has stopped making payments to its debenture holders and is actively looking to sell its holdings in our company. In April 2019, TRYMG as well as SCP, submitted two different and competitive offers for the purchase of Internet Gold’s shares in our company and for additional investment in our company.

On May 14, 2019, an offer was received from SCP for the purchase of the controlling shares in our company while executing a cash investment in our company in the total amount of NIS 640 million. The offer is subject to the approval of our debenture holders and of Internet Gold, as well as the Israeli courts. The transaction, if it shall be executed, will include early repayments of the main principal payments of our debentures until the end of 2023 and shall include updated conditions for the Series C Debentures. A substantial part of the expected investment amount will be injected by Internet Gold into our company against debt and equity.

At this stage, this proposal is the main proposal promoted by the parties.

Eurocom Communications’ attempts to sell its assets may not align with our or with Internet Gold’s best interests. In addition, the various offers to purchase shares in our company as well as in Internet Gold may create conflicting interests between our companies and between our respective debenture holders.

Risks Relating to the Bezeq Group

Bezeq’s current situation is extremely volatile, and this has led to increased scrutiny of our company as well.

Bezeq is currently actively seeking new financing alternatives since its market value has rapidly deteriorated in recent months. The market for Bezeq’s securities, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile. We are a holding company and do not have any material assets other than the shares of Bezeq. Therefore, any major disruption to Bezeq’s business will be catastrophic to the operations of the company.

In view of the latest developments, we are currently under a specific reporting situation in Israel, where we are required to report according to the “Hybrid Disclosure Model”(Israeli reporting rules applying to dual listed companies with increased reporting obligations under the Israeli law) pursuant to the rules of the Israel Securities Authority. Reporting under this model entails higher expenses on our company which may further harm our financial condition. Former Executives of Bezeq, DBS and Eurocom Communications are under criminal investigation or facing indictments subject to hearings in Israel

The Israeli Police and the Israel Securities Authority, or the ISA, have recommended indictments of several former Bezeq, DBS and Eurocom Communications executives. Our Audit Committee engaged outside U.S. counsel to conduct an assessment of our internal controls and, as applicable, those of Bezeq in connection with the preparation of our financial statements to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act or any other laws. We incurred expenses in connection with such assessment and we may also incur substantial fines, civil or criminal sanctions, including fines and sanctions against our directors and officers, or third-party claims if any of our officers are directors are held liable under criminal laws and regulations. The Israeli law system might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, directors or other related individuals. These criminal developments have also added complexity to our corporate compliance regime. The Investigation may adversely affect the market price of our ordinary shares and could have a material adverse effect on our business, financial condition and results of operations.

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

While all the former directors of our company and the directors and executives of Bezeq who were allegedly involved in criminal actions are no longer associated with us or the Bezeq Group, the companies in the Bezeq Group may be indirectly implicated in the alleged criminal behavior.

In March 2019, we were informed by Internet Gold that the SEC had issued a Formal Order of Private Investigation with respect to Internet Gold. The Formal Order authorizes an investigation of possible violations of the Foreign Corrupt Practices Act with respect to the facts uncovered in the criminal investigations in Israel.

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

To date, we have incurred significant costs in connection with the internal investigation and pending litigation. Any legal proceedings, if decided adversely to us, could result in significant monetary damages, penalties and reputational harm, and will likely involve significant defense and other costs. We have entered into indemnification agreements with each of our directors and certain of our officers, and our amended and restated certificate of incorporation requires us to indemnify each of our directors and officers, to the fullest extent permitted by law, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Bezeq Group Companies. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that have been or may be brought against us, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we have been and may continue to be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially adversely affect our business, prospects, results of operations and financial condition.

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

The Bezeq Group companies are subject to government control and regulation relating to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, relations between Bezeq and its subsidiaries and a ban on ceasing or limiting its services (which could oblige Bezeq to provide services under uneconomic circumstances). The continuing governmental control and regulation has at times resulted in government intervention that Bezeq believes impedes its business activities. Bezeq is exposed to the imposition of various sanctions by the Ministry of Communications, including fines. In addition, the Minister of Communications has the authority to change the terms of the licenses of the Bezeq group companies, affect existing tariffs and marketing offerings, and impose directives on them. Significant changes in the regulatory principles applicable to the communications industry as a whole and to the Bezeq Group companies in particular, could require Bezeq to make changes to its strategic plans and harm its ability to plan its business activities for the long term.

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

Bezeq’s assets include a deferred tax asset of NIS 1.166 billion for carry-forward losses of DBS. Utilization of this tax asset is contingent on receiving Ministry of Communications approval to cancel the structural separation in Bezeq. Bezeq is working to obtain these approvals. Nevertheless, there is no certainty as to if and when the approvals will be received. Accordingly, there is a risk that Bezeq’s current assessment will change and result in the writing off of all or part of this tax asset, recording of the loss and a decrease in Bezeq’s equity.

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

Bezeq provides services using various infrastructure systems that include exchanges; transmission, data communication and access networks; cables; computer systems and others. The Systems have critical importance in operating Bezeq’s business and fulfill a vital function in its ability to perform its activities successfully. Hacking, interference, damage or collapse of the systems may impair Bezeq’s business. Some of Bezeq’s Systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault (including in the event of termination of a contract with a supplier who is relied on for support of the Systems), a natural disaster (earthquake, catastrophe, fire), damage to physical infrastructures by communications service providers using them or malicious damage (including through cyber-attacks as set out below), could cause extreme difficulties in providing service, including if Bezeq is unable to repair the systems.

Bezeq has a “cyber risk”, meaning a risk of occurrence of an activity intended to affect use of a computers, stored data or communication systems. This kind of an attack may lead to interference in the business, theft of information, reputational damage, damage to systems and information breach. As a leading communications company that provides diverse communications services in various segments, it is a target for and experiences cyber-attacks, which are handled by it.

Bezeq is an entity overseen by Israel National Cyber Directorate and is obligated to comply with stringent information security standards. Bezeq implements a protection policy that includes advanced security systems , which are operated in a manner that combines effective security with the operational needs of Bezeq and layers of security to protect its infrastructures and systems, which are designed to prevent and reduce the possibility of malicious or unintentional use of the mapping data of Bezeq’s network by an internal or external entity, and the possibility of an external entity taking control and managing network components or abusing information about Bezeq’s infrastructures and networks in any manner.

Bezeq overseas implementation of its protection policy, including testing its level of effectiveness and Bezeq’s readiness, as part of which, Bezeq conducts periodic tests and drills at different frequencies for different scenarios (including through external companies specializing in this field). Despite Bezeq’s investments in means of reducing these risks, Bezeq reports that it is unable to guarantee that these efforts will succeed in preventing harm or interference in the systems and the information related to them.

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

In March 2019, Cellcom reportedly signed an agreement to purchase (together with another investor) 70% of the share capital of IBC, which may adversely affect Bezeq.

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

Pelephone provides its services through various infrastructure systems, including switches, data communications and access transmission networks, cables, computer systems and physical infrastructures. Pelephone’s business is highly dependent on these systems. Pelephone has partial backup systems, however in the event of damage to some or all of the systems, whether due to a large-scale technical malfunction, natural disaster (such as an earthquake, fire, etc.), or damage to physical infrastructures (such as the introduction of viruses and cyber-attacks as set out below), significant difficulties may arise in providing of services, including in the event that Pelephone is not able to restore the systems quickly.

Information security, customer data protection and cyber risks - as a leading cellular company that provides service to hundreds of thousands of customers, Pelephone is a target for cyber-attacks aimed at harming the use of information systems or the information itself. Such attacks or hacking may cause interruption of business, theft of information/money, damage to reputation, damage to systems and information leakage.

Pelephone has experienced cyber-attacks and part of its defensive strategy includes testing of its effectiveness and readiness. Pelephone conducts various tests scenarios and attack exercises (including through external companies specializing in this area). Notwithstanding Pelephone’s investments in means for reducing such risks, it cannot guarantee that these measures will succeed in preventing damage and/or disruption of the Systems and the information linked to them.

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

Pelephone is subject to the Israeli Radiation Law. Establishing and operating cellular antennas require building permits from various planning and building committees, a process that involves obtaining several approvals from State entities and local regulatory bodies. The inability to obtain and retain the necessary permits s may impact the quality of Pelephone’s existing network and the deployment of its new network.

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

The frequencies used by Pelephone, 850 MHz, 1800 MHz and 2100 MHz, are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect.  In September 2018, there were a series of highly publicized disruptions in the cellular service of Pelephone affecting both incoming and outgoing calls, text messages and wireless internet service. There can be no assurance that these disruptions will not reoccur.

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

In March 2019, the boards of Bezeq and DBS approved an outline plan for DBS switching from satellite broadcasting to online transmission (OTT) in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS’s average annual investment over the planned years is expected to be similar to the average annual investment in recent years. Based on this decision, DBS will routinely monitor market conditions, competition and the technological environment, and will periodically review the feasibility of the outline plan and the need, if any, to make adjustments in it, in the pace of its execution or in the manner of its implementation, taking into account the needs of its customers and DBS’s regulatory obligations.

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

Until such time as DBS switches from satellite broadcasting to online transmission (OTT) it will be dependent on Spacecom Communications Ltd., or Spacecom, a company affiliated with Eurocom Communications (Eurocom’s holdings in Spacecom today are administered by attorney Hagai Ullman), as the exclusive holder of the rights and the sole provider of space segments used by DBS in providing satellite broadcasts. Spacecom is also responsible for operating the space segments. Any inability by Spacecom to provide DBS with the space segments necessary for its broadcasts would negatively impact DBS’s business and competitive position.

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

DBS’s technology is currently inferior to that of its principal competitor

DBS’s technology is inferior to that of HOT, its principal competitor. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, via its infrastructure; and therefore, DBS is dependent on third parties in order to provide such services. In March 2019, the Boards of Bezeq and DBS approved an outline plan for DBS switching from satellite broadcasting to OTT in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS’s average annual investment over the planned years is expected to be similar to the average annual investment in recent years. There can be no assurance that DBS will succeed in offering a competitive technology or that it will be able to increase or maintain its current subscriber base.

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

Bezeq International’s operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International’s products, such as Skype and Whatsapp as an alternative to long-distance calling, is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure which could impact its financial condition.

Intra-organizational information security

Bezeq International operates information security systems to protect against information leakage or unauthorized hacker access to the network or critical systems. A hacking event may impair performance or adversely affect its business, disclose sensitive information, and even expose it to financial sanctions and legal proceedings.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decrease in the future.

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Changes in the economic condition and financial results of the Bezeq Group;

●	The amount of dividends declared by the Bezeq Group;

●	Continued articles in the press concerning the ongoing criminal investigations and indictments;

●	Changes in the ownership of the controlling interest in our company;

●	Global economic conditions;

●	Price movements in the market price of Bezeq’s ordinary shares;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	Regulatory changes that impact pricing of services and competition in Bezeq’s markets;

●	Changes in market valuations of other communications companies;

●	Announcements of technological innovations or new services by Bezeq or its competitors;

●	Announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Announcements by third parties of significant claims or proceedings against us or Bezeq;

●	Additions or departures of key personnel;

●	Future sales of our ordinary shares; and

●	Stock market price and volume fluctuations.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Following our acquisition of Bezeq, we and our shareholders are required to comply with the Communications Law, the Communications Order and regulations promulgated by the Ministry of Communications.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to acquire Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our means of control is presumed to confer significant influence. We received explicit governmental approval to keep the Control Permit even at a level of a 25% ownership interest. “Means of control” means the right to vote at a general meeting of Bezeq, to appoint a director or general manager of Bezeq, to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation.

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

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer of the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were organized under the laws of the State of Israel in 1999 as “Gold E Ltd.” We changed our name to Goldtrade Electronic Trading Ltd. in 2000, to Smile.Communications Ltd. in 2006 and to 012 Smile. Communications Ltd. in 2007. On March 16, 2010, we changed our name to B Communications Ltd. in connection with our acquisition of Bezeq (TASE: BZEQ).

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

Prior to our October 2007 initial public offering in the United States, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Select Market and the TASE. Currently, Internet Gold owns 51.95% of our ordinary shares.

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for a purchase price of approximately NIS 6.5 billion in cash and became the largest shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of our company. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release.

As part of our acquisition of Bezeq, we, Internet Gold, SP2, SP1, and other members of the Eurocom Group applied for a control permit of Bezeq, pursuant to the Communications Law and Communications Order. On April 13, 2010, the control permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit.

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

According to the Companies’ Control Permit, the parties (through SP2) must hold not less than 30% of any type of means of control of Bezeq. Such percentage is permitted to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees. Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. Our current ownership percentage is 26.3%. The parties received explicit governmental approval to keep the Control Permit even at a level of 25% ownership interest.

B.	Business Overview

Since April 14, 2010, we have been the largest shareholder of Bezeq, Israel’s largest telecommunications provider. Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, online television transmissions (OTT), television and radio broadcasts, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services.

In 2018, Bezeq applied to the Minister of Communications to approve a change in Bezeq Group’s legal structure so that the activity of the subsidiaries DBS, Pelephone, and Bezeq International could be transferred to a single partnership with full structural separation from Bezeq. However, after the Ministry of Communications published a hearing to examine whether to approve the request, Bezeq informed the Ministry that it had withdrawn the application so as to enable the Ministry to concentrate its resources on advancing cancellation of the Bezeq Group’s structural separation.

On February 13, 2019, the Board of Directors of Bezeq approved a request by each of the subsidiaries Pelephone, Bezeq International and DBS, to obtain approval from the Ministry of Communications for a change in the corporate structure, whereby all the operations and assets of each of the subsidiaries would be transferred to separate limited partnerships, wholly owned by Bezeq (Bezeq as a limited partner, and a company (separate and different in each partnership) wholly owned by Bezeq as a general partner).

The Board of Directors also approved a request by Bezeq to the Tax Authority to obtain approval to transfer the activity of the subsidiaries to the said partnerships as a tax-exempt transfer under the provisions of Section 103 of the Income Tax Ordinance and a request that the assessment arrangement dated September 15, 2016, concerning spreading the losses of DBS will also apply to the partnership with which it will be merged.

Recent Events

Material Decline In the Assets and the Accounting Equity of the Company

In March 2019, we announced that as a result of the write downs at the Bezeq Group level, the aggregate material decline in the assets and the accounting equity of our company was expected to be in a cumulative range of NIS 700-800 million. Our Board of Directors decided at its meeting held on the evening of March 19, 2019, that as a result of the foregoing our company should enter into a dialogue with the holders of the Debentures in order to examine financial possibilities for strengthening our company’s shareholders’ equity or to obtain adjustments to the current Deeds of Trust governing the Debentures. The Board further determined to withhold payments to its financial creditors until such agreements are finalized.

Criminal Investigations

On June 20, 2017, the ISA launched a criminal investigation, or the Investigation. Eurocom Communications, Bezeq and DBS’ offices were searched and documents were seized. The ISA informed Bezeq that the Investigation addressed suspicions of crimes under the Israeli Securities Law and Penal Code in respect of transactions relating to Eurocom. Bezeq was initially informed that the Investigation related to the purchase of DBS shares by Bezeq from Eurocom D.B.S. Ltd., a company controlled by Mr. Elovitch. The Investigation was later expanded to include transactions to provide satellite communications services between DBS and Spacecom, a company also controlled by Mr. Elovitch, and with respect to dealings between the Ministry of Communications, Mr. Elovitch and Bezeq.

As part of the Investigation, the former Chairman of Bezeq, Mr. Shaul Elovitch, the former CEO of Bezeq, Ms. Stella Handler, the former CEO and CFO of DBS and certain other senior officers in the Bezeq Group were arrested and questioned. During the course of the Investigation, some of the suspects were released from arrest with certain restrictions, which include partial restrictions on contact with employees and senior officers of Bezeq Group and Eurocom and house arrest. Some of these restrictions expired and some were later re-imposed. Restrictions were imposed on Mr. Shaul Elovitch, which include dealing with matters relating to the Ministry of Communications and DBS. He was also barred from being in contact with members of the Board of Directors, senior officers and employees of the Bezeq Group companies. Matters relating to Bezeq Group companies (excluding DBS) may only be handled by the CEOs of those companies (excluding the CEOs of Bezeq and DBS) or by Mr. David Granot, the former Acting Chairman of Bezeq’s Board of Directors. Additional restrictions were imposed on Stella Handler, the former CEO of Bezeq, and she was also barred from making direct or indirect contact with members of Bezeq’s Board of Directors other than Mr. Granot.

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

Additionally, in a joint press release issued on February 18, 2018, the ISA and Israel Police announced that evidence found by the ISA during its investigation raised suspicion of additional offenses, and a new joint investigation was opened by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, in which a number of suspects were arrested, including senior Bezeq Group executives Mr. Shaul Elovitch and Mr. Or Elovitch, Ms. Stella Handler, former CEO of Bezeq, and Mr. Amikam Shorer, the Group’s former Chief Strategy and Corporate Development Officer (all of whom have been released from their arrests). The officers are suspected of offenses of fraud, administrative offenses, perverting the course of justice, bribery, offenses under the Israeli Securities Law, deception and breach of trust in a corporation, and some of them are also suspected of offenses under the Prohibition on Money Laundering Law, 2000.

On December 2, 2018, a spokesperson for the police and the ISA explained that the investigations were concerned primarily with the alleged suspicion of bribery, fraud and breach of trust committed by Prime Minister Benjamin Netanyahu and by Shaul Elovitch, the former controlling shareholder (through his ownership of Eurocom Communications), of our company and the Bezeq Group. The Israeli Police and the ISA announced that they believed based on their investigation that there was sufficient evidence to substantiate the suspicions against the main parties under investigation, some of whom are former officers of Bezeq, as follows:

●	that Shaul Elovitch (formerly a controlling shareholder and chairman of Bezeq’s and our Board of Directors) committed bribery, obstruction of justice, reporting violations under the Securities Law and offenses under the Prohibition on Money Laundering Law.

●	that Or Elovitch (a former director of Bezeq and also of our company) and Stella Handler (the former CEO of Bezeq) committed corporate fraud and breach of trust, and reporting violations under the Securities Law.

●	that Amikam Shorer (a former officer of Bezeq) abetted bribery and committed corporate executive offenses, reporting violations under the Securities Law and offenses under the Prohibition on Money Laundering Law.

In February 2019, Israel’s attorney general recommended that the Prime Minister, be indicted subject to a hearing. He alleged that the Prime Minister committed bribery in allegedly intervening in regulatory and other business decisions that benefited Shaul Elovitch who allegedly ensured favorable media coverage in Walla! (Bezeq’s website) for the Prime Minister and his family. Both Mr. Elovitch and his wife, Ms. Iris Elovitch, were indicted in connection with the alleged bribery.

In March 2019, we were informed by Internet Gold that the SEC had issued a Formal Order of Private Investigation with respect to Internet Gold. The Formal Order authorizes an investigation of possible violations of the Foreign Corrupt Practices Act with respect to the facts uncovered in the criminal investigations in Israel.

Neither we nor Bezeq have complete information about the investigations described in this section, their content, the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation, both we and Bezeq must refrain from conducting any of its own investigations relating to matters that arose in the course of those criminal investigations.

In its annual report for 2017, Bezeq provided initial disclosure about a material weakness in the effectiveness of the internal control over financial reporting and disclosure. During this period and through December 31, 2018, Bezeq’s management and the Board of Directors pursued various broad and extensive courses of action, with the assistance of external consultants with the purpose of strengthening Bezeq’s internal control. In the light of the actions carried out to remedy the material weaknesses in Bezeq and based on an assessment of effectiveness carried out by Bezeq’s management under the supervision of its Board of Directors, Bezeq’s Board and management came to the conclusion that the internal controls over the financial reporting of Bezeq as of December 31, 2018 was effective.

Liquidation of Eurocom Communications

On December 20, 2017, Eurocom Communications’ lending banks filed a motion to liquidate Eurocom Communications. Bezeq was included as a party to the proceeding as a significant creditor of Eurocom Communications. On April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. Attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as the Special Managers of Eurocom Communications. On October 23, 2018, Internet Gold received a letter from the Israeli Minister of Communications pursuant to which the Special Managers were confirmed (effective May 3, 2018) confirmed as the holders of the control permit pursuant to Section 4D of the Communications Law and Section 3 of the Communications Order. The confirmation does not state explicitly that it is a “control permit”, but that it is “confirmation under Section 4D of the Communications Law and Section 3 of the Communications Order”. These clauses relate to restrictions on control and holding (control, significant influence and holding 5% or more of the means of control), and not necessarily effective control.

Internet Gold’s Attempts to Sell its Shares in our Company

During 2018, Internet Gold continued to examine, on an independent basis, strategic alternatives to sell its holdings in our company. Among the alternatives that were examined was a possible sale of their holdings to the Neuman Group. The management of Internet Gold then examined an organized sale of the ordinary shares of our company and engaged investment bankers to assist in the process. The Special Managers consented to this approach and agreed to temporarily suspend concurrent initiatives of their own to sell Internet Gold and Internet Gold agreed to appoint additional directors to its board that were recommended by the Special Mangers.

In October 2018, Internet Gold announced the initiation of the sale process of its holdings in our company. It engaged Oppenheimer & Co. Inc. and Migdal Investment Banking, as financial advisors to assist in the sale process. Prior potential transactions were examined and rejected. In December 2018, Internet Gold reported that multiple targeted parties had begun a preliminary review of information with the goal of selecting the optimal bid and entering into a binding agreement pursuant to an auction process. The auction process called for the submission of binding bids by January 15, 2019, but no binding offers were received. In addition, an indication that was presented to Internet Gold by the final submission date was significantly lower than those received by Internet Gold during the initial bidding process and would not have enabled the full satisfaction of Internet Gold’s liabilities to its creditors.

On January 16, 2019, Internet Gold’s Board of Directors discussed the results of the auction and based on the opinion of the its consultants, estimated that the results of the auction and the non-binding offers were adversely affected by the current stock prices of both our company and Bezeq, which were trading at depressed prices. Thereafter, Internet Gold continued to explore the possibility of selling its holdings in our company and continued in discussions with the potential bidders while it continued to explore possibilities for strengthening its capital structure.

In light of the lack of success of the auction process, Internet Gold updated the holders of its debentures, while holding discussions with them regarding management’s continued examination of the options available to Internet Gold in such a way as to mitigate the potential harm to both the debenture holders and the underlying asset and the licenses associated with it. Internet Gold then announced that it would not make any payments to its existing debenture holders until further notice.

In April 2019, TRYMG International Communications Ltd. (formerly Zeevi International Communications Ltd.), a company owned by Mr. Gad Zeevi, or TRYMG, as well as Searchlight Capital Partners, or SCP submitted two different and competitive offers for the purchase of Internet Gold’s shares in in our company as well as for an additional investment in our company. SCP’s offer was chosen by the holders of Internet Gold’s debentures for the purpose of promoting a transaction and received exclusivity for a limited time.

While Internet Gold’s debenture holders decided to advance the SCP proposal (and grant SCP exclusivity), TRYMG submitted a final offer to us for an investment of NIS 950 million against our issuance of shares. The offer is subject to various conditions.

At this stage, the holders of the debentures of both our company and Internet Gold, and our two companies themselves, are examining the proposals.

The SCP offer was due to expire on May 10, 2019, but following advanced negotiations among our company, SCP and Internet Gold (as well as with the debenture holders of our company and Internet Gold), the deadline for approval of the transaction (as set by SCP) has been extended by a week (i.e., until May 17, 2019).

On May 14, 2019, an updated offer was received from SCP for the purchase of the controlling shares in our company while executing a cash investment in our company in the total amount of NIS 640 million. The offer is subject to the approval of our debenture holders and of Internet Gold, as well as the Israeli courts. The transaction, if it shall be executed, will include early repayments of the main principal payments of our debentures until the end of 2023 and shall include updated conditions for the Series C Debentures. A substantial part of the expected investment amount will be injected by Internet Gold into our company against debt and equity.

At this stage, this proposal is the main proposal promoted by the parties.

The risk that we may not successfully complete this financing and the risk that we may not have adequate liquidity to service our debt, even if a financing is completed within the time and upon the terms contemplated, may raise substantial doubt about our ability to continue as a going concern.

Further Changes to Bezeq’s Board

On January 20, 2019 and on February 3, 2019, Bezeq’s external directors, Ms. Tali Simon and Mr. Mordechai Keret ended their terms of office as external directors. Pursuant to the provisions of Concentration Law and of the Regulations to Promote Competition and Reduce Market Concentration (Reliefs for the Number of External Directors), 2014 (the “Regulations”), that provide the required ratio of external and independent directors in a tier company, and in accordance with the opinion of Bezeq’s Board of Directors, to take measures to reduce the number of directors on Bezeq’s Board of Directors, the Board of Directors of Bezeq was reduced to 9 directors. Bezeq’s Board is now composed of three external directors, two independent directors, one director on behalf of the employees and three ordinary directors.

On February 3, 2019, Bezeq held its meeting of shareholders. At the meeting, the following directors were re-elected to Bezeq’s Board: Shlomo Rodav, Doron Turgeman, Ami Barlev, Dov Kotler, David Granot and Rami Nomkin. All of the external directors remain in office. All the elected directors were either recommended by us or their election was supported by us.

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

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group’s exposure to market and regulatory conditions. We believe that the Bezeq Group’s ability to maintain a leading position in the Israeli telecommunications market in the face of competitive and regulatory pressures reflects the underlying strength of its advanced nationwide network infrastructures, the strength of its brands and its extensive offering of high quality content.

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

In June 2017, Pelephone discontinued operation of a CDMA network in accordance with an amendment to its license. Under a 2014 agreement L.M. Ericsson Israel Ltd., or Ericsson, serves as Pelephone’s supplier for deployment of its 4G LTE radio network. The infrastructures for Pelephone’s networks are mainly based at two switch farms which are connected to more than 2,350 sites.

In recent years Pelephone has invested in the deployment of its fourth-generation network and in upgrades with new Beam Forming, Carrier Aggregation Quam 256 and MIMO4x4 technologies. Pelephone estimates that the expected scope of its investments in the network in 2019 will not differ significantly from its investments in 2018 and does not expect a significant increase in the scope of its investments in infrastructure, other than certain possible exchanges of frequencies in accordance with the requirements of the State and other than additional investment in frequencies if such frequencies relevant to Pelephone are offered to tender.

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

In the multi-channel pay television segment, DBS is the only licensed provider of multi-channel television broadcasts via satellite in Israel. While DBS relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. DBS differentiates itself from its main competitor, HOT, by offering a wide range of high-quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, DBS was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as “yes MaxTotal”). DBS’s PVR offering enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. DBS is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes and in 2014 DBS introduced its TV Everywhere service, branded as yesGo, which allows subscribers to watch content from mobile devices. In 2015, DBS began to offer a HDPVR converter known as yesQuattro that allows the recording of up to 4 channels simultaneously in addition to the channel being viewed, has increased the number shows that may be recorded, and allows the automatic recording of prime-time content (6:00 PM to midnight) on two channels that the subscriber can select for seven days (known as PrimeTime service).

DBS also operates its yesGo service, which allows subscribers to view the channels included under the service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs).

Other providers enable VOD viewing through the Internet, such as AppleTV and Netflix (which currently offer content without Hebrew translations). DISCUSS OTT Several entities are considering launching similar services.

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

The Bezeq Group has an extensive offering of high-quality content.

Through its wholly-owned subsidiary, DBS, the Bezeq Group is able to complement its extensive telecommunications infrastructure with a wide array of high-quality content. For instance, DBS, which benefits from strong content differentiation in the pay television market, provides a leading selection of television series and movies. With respect to television series, DBS broadcasts new television series at a minimal delay, in some cases within hours from the time the content is originally aired in the United States or worldwide. DBS also has an agreement with HBO pursuant to which DBS aired all of HBO’s new English language television series and movies, the majority of which were only aired in Israel on DBS. The Bezeq Group’s extensive offering of high quality content distinguishes it from competitors, and we believe that such distinction will likely enhance the Bezeq Group’s competitive position if and when the Israeli wholesale market develops and the Bezeq Group’s competitors that do not currently offer bundled packages with pay television begin doing so.

The Bezeq Group’s strong cash flow generation supports providing for investment in the business and maintenance of a conservative level of leverage.

The Bezeq Group is a highly cash generative business and has a proven track record of consistent operating cash flow generation. The Bezeq Group’s stable, and in some segments, growing customer base and attractive offerings and services, together with its focus on profitability, provide it with strong revenues and operating cash flow. While generating strong cash flow, the Bezeq Group has continued to invest in its business, technologies and infrastructure through major capital expenditure programs, several of which were completed in the last four years (including, the deployment of Bezeq’s NGN, Pelephone’s advanced 3.5G UMTS/HSPA+4G cellular network and the launch of Bezeq International’s JONAH cable).

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018
	(NIS in millions except percentages)
Operating cash flow	3,526	3,525	3,512
Capital expenditure, net	1,278	1,432	1,492
Capital expenditure, net as a % of revenue	12.7%	14.6%	16.0%

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

Breakdown of figures regarding the results of each of the Bezeq Group’s main segments of operation in 2017 and 2018.

	2018		2017	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	4,196		4,244	1,026	1,043	1,064	1,063	1,047	1,061	1,058	1,078
Operating profit (NIS million)	1,224		1,971	(87)	451	387	473	470	492	496	513
Depreciation and amortization (NIS million)	850		728	217	218	211	204	185	186	177	180
Net profit (NIS million)	567		1,172	(155)	257	202	263	260	276	317	319
Cash flow from operating activities (NIS million)	2,206		2,225	600	583	507	516	587	573	465	600
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	976	*	825	225	233	313 *	205	226	170	219	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	227	**	94	270 **	8	(58)	7	22	46	16	10
Number of active subscriber lines at the end of the period (in thousands) (1) (6)	1,818		1,916	1,818	1,843	1,865	1,889	1,916	1,942	1,961	1,968
Average monthly revenue per line (NIS) (ARPL) (2) (6)	52		54	51	51	52	53	53	54	54	56
No. of outgoing use minutes (millions)	4,014		4,475	989	960	1,010	1,055	1,068	1,132	1,098	1,177
No. of incoming use minutes (millions)	4,627		4,972	1,160	1,125	1,151	1,191	1,205	1,266	1,220	1,281
Number of active subscriber lines at the end of the period (in thousands) (5)	1,656		1,635	1,656	1,663	1,662	1,653	1,635	1,608	1,593	1,580
The number of which are internet lines at the end of the period - wholesale (in thousands) (5)	626		532	626	617	600	574	532	484	444	414
Average monthly revenue per Internet subscriber (NIS) – retail (6)	93		90	96	93	93	92	92	90	90	90
Average bundle speed per Internet subscriber - retail (Mbps) (3)	59.1		51.5	59.1	57.4	55.4	53.5	51.5	49.5	47.2	45.1
Telephony churn rate (4)	11.6%		9.8%	3.1%	2.7%	2.8%	3.0%	2.4%	2.3%	2.4%	2.7%

(1)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(2)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(3)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(4)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(5)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

(6)	Bezeq revenues have been reclassified so that certain revenues are now classified under the Cloud and Digital category. Accordingly, retroactive amendments were made to these items (number of active subscriber lines and average monthly revenue per line and internet subscribers).

(*)	In Q2 2018 - including permit fee payments in the amount of NIS 112 million (75% of the requirement) for the sale of the Sakia property. (In this matter, see also Section 2.7.4). Land appreciation tax in the amount of NIS 80 million paid for the sale of the Sakia property was reclassified from payments for investments to a reduction of amounts received from the sale of property, plant and equipment in Q2 2018.

(**)	Including consideration from the Sakia sale in the amount of NIS 155 million.

Pelephone

	2018	2017	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue from services (NIS million)	1,755	1,782	437	449	438	431	437	461	449	435
Revenue from sale of terminal equipment (NIS million)	688	764	181	155	164	188	214	174	183	193
Total revenue (NIS million)	2,443	2,546	618	604	602	619	651	635	632	628
Operating profit (loss) (NIS million)	(2)	72	(4)	(2)	2	2	15	22	30	5
Depreciation and amortization (NIS million)	655	383	177	161	159	158	90	100	99	94
Net profit (NIS million)	24	95	2	6	7	9	21	24	34	16
Cash flow from current activities (NIS million)	770	605	156	194	181	239	86	209	193	117
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	306	309	78	69	90	69	76	78	82	73
Number of postpaid subscribers for the period (thousands) (1)(5)	1,831	1,729	1,831	1,817	1,800	1,760	1,729	1,697	1,663	1,659
Number of prepaid subscribers for the period (thousands) (1) (5)	374	796	374	368	801	786	796	778	747	771
Number of subscribers at the end of the period (thousands) (2) (5)	2,205	2,525	2,205	2,185	2,601	2,546	2,525	2,475	2,410	2,430
Average monthly revenue per subscriber (NIS) (ARPU) (2)	62	61	66	68	57	57	58	63	61	60
Churn rate (3)	33.3%	28.2%	9.0%	9.1%	7.3%	8.0%	6.9%	7.1%	6.3%	7.9%

(1)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). For the change in the definition of subscribers from Q3 2018, see note 6 below.

(2)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see note 6 below.

(3)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate in Q2 2017 does not include the effect of the disconnection of 83,000 CDMA subscribers when the network was closed down. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see note 6 below.

(4)	On June 28, 2018, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.

(5)	From Q3 2018, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of Q3, 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 and NIS 5.1 in the ARPU index and an increase of 1.5% and 2.7% in the churn rate in Q3 2018 and in all of 2018, respectively. Data for postpaid and prepaid subscribers were reclassified in 2017.

Bezeq International

	2018	2017	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,391	1,537	370	333	336	352	379	367	407	384
Operating profit (NIS million)	116	174	21	31	30	34	41	39	45	49
Depreciation and amortization (NIS million)	194	135	60	46	45	43	35	34	33	33
Net profit (NIS million)	77	127	13	20	20	24	31	27	33	36
Cash flow from current activities (NIS million)	300	277	106	73	54	67	82	74	69	52
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million) (1)	126	139	25	26	44	31	35	29	46	29
Churn rate (2)	25.5%	23.4%	7.7%	5.8%	6.0%	6.0%	6.8%	6.3%	5.0%	5.3%

(1)	The item also includes long term investments in assets.

(2)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

DBS

	2018		2017	Q4 2018		Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,473		1,650	356		367	375	375	404	406	416	424
Operating profit (loss) (NIS million)	(1,156	)*	163	(1,139	)*	1	(17)	(1)	27	35	49	52
Depreciation and amortization (NIS million)	323		285	84		81	79	79	72	72	71	70
Net profit (loss) (NIS million)	(1,148	)*	(244)	(1,137	)*	(2)	(10)	1	11	(123)	(151)	19
Cash flow from current activities (NIS million)	226		430	46		34	60	86	95	115	169	51
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	297		234	81		79	75	62	53	69	52	60
Number of subscribers (at the end of the period, in thousands) (1)	574		587	574		584	582	580	587	597	603	608
Average monthly revenue per subscriber (ARPU) (NIS) (2)	211		228	206		210	215	214	226	226	229	232
Churn rate (3)	21.5%		18.8%	5.6%		5.1%	4.7%	6.1%	5.9	4.8	3.8	4.3

(1)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. In Q4 2018, the standardization formula was updated as a result of which the number of subscribers fell by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of customers moving over to packages that are richer in content at a higher price.

(2)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the period.

(3)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

(*)	See Note 9 to the 2018 Financial Statements concerning an impairment of assets.

Domestic Fixed-Line Communications (Bezeq)

Bezeq is the incumbent and largest provider of fixed-line telephony and fixed-line broadband internet infrastructure access services in Israel. Its products and services include basic telephony services on domestic telephone lines and associated services and fixed-line broadband internet infrastructure access services through its nationally deployed, high quality infrastructure network. Bezeq also offers transmission and data communication services, services to other communications operators and broadcasting services. Bezeq’s new high-speed next generation network, or NGN, is the most advanced fixed-line communications network in Israel. The NGN, which covers 100% of Israeli households, uses VDSL2 technology and enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services.

Fixed-Line Telephony Services

Bezeq had approximately 1.8 million active fixed telephone lines as of December 31, 2018. Bezeq’s fixed-line telephony services include basic telephony service on domestic telephone lines and associated value-added services, such as voice mail, caller ID, call waiting, call forwarding and conference calls. Bezeq also offers its business customers national toll-free numbers which provide for full or partial payment for customer calls by the business customer.

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

Fixed-Line Broadband Internet Infrastructure Access Services

Bezeq provides broadband internet access infrastructure services using .xDSL technology. Internet service has become one of Bezeq’s main occupations and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average speed of Bezeq’s Internet subscribers at the end of 2018 was 59.1 Mbps compared with an average of 51.5 Mbps at the end of 2017. The minimum speed of the package provided for new customers is usually 15 Mbps.

xDSL service is also provided on subscriber lines free of charge for the access line. According to the decision of the Ministry of Communications, Bezeq may not apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service.

Bezeq is obligated to provide broadband internet access services in a wholesale BSA format to service providers that provide end-to-end Internet services in this way to their customers, including infrastructure.

Graph – Changes in bundle speeds of Bezeq’s Internet subscribers in 2012-2018 (in Mbps at the end of each year)*:

* For bundles with a range of speeds, the maximum speed per package is taken into account.

Transmission and data-communication services

Data communication services are network services for point-to-point data transmission, data transmission between computers and between various communications networks, services to connect communications networks to the internet, and remote access services.

Bezeq offers transmission services, including at high speeds, to communication operators and their business customers over a variety of interfaces. There is also a decline in use of Bezeq’s transmission and data communication services.

Cloud and digital services

This category includes virtual server services; Bcyber service; smart home, smart business and smart city services; private virtual PBX (IP Centrex) services; and B144 service, which is Bezeq’s advertising platform for digital advertising and marketing platform to small businesses, BCam, Wi-Fi, SMS and remote backup.

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

Broadcast services

Bezeq operates and maintains radio transmitters which are operated by the Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal) and also maintains and operates the transmitters of several regional radio stations and the DTT transmitters for the Second Authority. Bezeq is not responsible for the content of the broadcasts.

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

The following table shows the distribution of Bezeq’s revenues by main products and services in its segment of operation, 2016-2018 (in NIS millions):

	2018	2017	2016
Revenue from Internet infrastructure services	1,596	1,544	1,500
Percentage of total fixed-line revenues	38.04%	36.38%	34.22%
Revenue from fixed-line telephony	1,156	1,281	1,392
Percentage of total fixed-line revenues	27.44%	30.18%	31.76%
Revenue from transmission and data communication services	977	975	1,069
Percentage of total fixed-line revenues	23.19%	22.97%	24.39%
Revenue from cloud and digital services	260	230	203
Percentage of total fixed-line revenues	6.17%	5.42%	4.63%
Revenue from other services	207	214	219
Percentage of total fixed-line revenues	4.91%	5.05%	5.0%
Total revenues from the domestic fixed line communications	4,196	4,244	4,383

Bezeq is not dependent on a single customer, and there is no customer that accounts for 10% or more of Bezeq’s total revenue. Bezeq’s revenues are divided into two main customer types: Private (50%) and business (50%): The distribution is by revenue, as shows in the following table (in NIS millions):

	2018	2017	2016
Revenue from private customers	2,101	2,232	2,329
Revenue from other business customers	2,095	2,012	2,054
Total revenue	4,196	4,244	4,383

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone.

Pelephone	As at and for the year ended December 31, 2018
(in millions, except percentages)
Revenues (in NIS)	2,443
Estimated market share (as of September 30, 2018)	21%
Total Subscribers	2.2
Churn rate	33.3%

Services provided by Pelephone:

Package services. Package services provided by Pelephone include:

●	Basic telephone services (voice) including basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages.

●	Browsing and data communications services – Internet browsing using 3G and 4G mobile devices.

●	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

●	Content services - Pelephone offers its customers content services such as Pelephone cloud backup, anti-virus and cyber security services, and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

●	IOT Services (Internet Of Things) - Pelephone began to offer its customers advanced IOT solutions (such as smart building networks with command and control systems).

●	Roaming Services - Pelephone provides its customers with roaming coverage in more than 220 countries worldwide. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

●	Servicing and repair services – Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

●	Pelephone provides part of these services under hosting agreements with other cellular operators that use Pelephone’s network, so that they can provide services to their customers.

The mobile radio telephony segment is extremely competitive. Competition in this sector has led to high subscriber churn between the cellular operators and erosion of their revenues, and to an increase in the internet browsing volume included in the base package that has caused significant erosion of the average revenue per user (ARPU). The growth in number of postpaid subscribers in the past four years compensated for the price erosion and allowed Pelephone to maintain stable income.

The terminal equipment market is also fiercely competitive. Opening of multiple stores selling terminal equipment by parallel import has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. The launching of Chinese brands alongside the launch of lower price models of devices of other manufacturers has led to a decline in the average revenue per device. Cancellation of the purchase tax on imported cellular devices, which was 15% of the value of the device, also contributed to the decrease in the average revenue per device. To minimize damage to revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment.

Most terminal and electronic equipment is sold on installments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

The cellular market growth rate is lower due to penetration rate saturation1. The penetration rate at September 30, 2018 was 117%.

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

1 Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

Pelephone also provides international roaming services, based on agreements it has with cellular telephony operators abroad. In addition, Pelephone provides inbound roaming services to the customers of foreign operators while they are in Israel.

Revenue from products and services

Terminal equipment – Pelephone offers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, speakers, smart watches, headphones and related electronic equipment.

The following table provides a breakdown of Pelephone’s revenues from products and services (NIS in millions) in the last three years:

Breakdown of Pelephone’s revenues from products and services (in NIS millions):

Products and services	2018	2017	2016
Revenue from services	1,755	1,782	1,818
Percentage of Pelephone’s total revenue	71.8%	70%	69.1%
Revenue from products (terminal equipment)	688	764	812
Percentage of Pelephone’s total revenue	28.2%	30%	30.9%
Total revenue	2,443	2,546	2,630

Breakdown of revenue from customers (in NIS million):

Products and services	2018	2017	2016
Revenue from private customers	1,415	1,541	1,616
Revenue from business customers (*)	1,028	1,005	1,015
Total revenue	2,443	2,546	2,631

(*)	Revenue from business customers includes revenues from hosting agreements, most of which revenues were attributable to Rami Levy.

At the end of 2018, Pelephone had 2.2 million subscribers, consisting of 1.8 million postpaid subscribers and 0.4 million prepaid subscribers. Revenues from the prepaid subscribers are immaterial relative to Pelephone’s total revenues. Following the update of the definition of an active subscriber, 0.4 million prepaid subscribers were deleted from Pelephone’s subscriber base.

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

Bezeq International also began in 2018 marketing packages that include DBS’s Sting TV, an internet based television services platform (together with internet access services).

Bezeq International provides these Internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable.

International data services

Bezeq International provides international data communication solutions for business customers including customized global deployment. The services are provided via Bezeq International’s submarine cable and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights.

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

Multi-Channel and online television transmissions (OTT), Pay Television (DBS)

DBS’s goals are to maintain its market share and customer base, while maintaining its business and competitive position in the sector and continuing its streamlining measures.

To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers; improving the added value offers to customers; creating differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS’s value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS’s drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo and StingTV, in a way that will increase DBS revenues and subscriber loyalty to DBS’s services.

In March 2019, the Boards of Bezeq and DBS approved an outline plan for DBS switching from satellite broadcasting to online transmission (OTT) in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS’s average annual investment over the planned years is expected to be similar to the average annual investment in recent years. DBS intends to routinely monitor market conditions, competition and the technological environment, and will periodically review the feasibility of the outline plan and the need, if any, to make adjustments in it, in the pace of its execution or in the manner of its implementation, taking into account the needs of its customers and DBS’s regulatory obligations.

DBS provides subscribers of its satellite broadcasts online VOD services via the internet (OTT). These services are provided for a service subscription fee (most subscribers currently have special offer subscriptions that exempt them from this fee), while some of the content is provided for an additional charge.

Connecting Satellite Subscribers to VOD services requires the use of specific types of decoders. In recent years, the number of satellite subscribers connected to VOD services and the consumption of VOD services has increased significantly due to the increased supply of available content, increase in available band width at subscribers’ homes and significant increase in use of advanced decoders.

DBS also operates its online OTT yesGo service, allowing satellite subscribers to view satellite broadcasts of the channels included in this service, which they have purchased for home television viewing, as well as VOD content, via various terminal devices.

To allow reception of DBS services online, dish antennas are installed on buildings and several types of decoders are installed in the subscriber’s home: decoders enabling reception of SD broadcasts only, and advanced decoders, some of which are PVR converters for recording content, some are HD Zapper decoders for receiving HD broadcasts, and some combine all the foregoing features (HDPVR decoders). DBS also markets state-of-the-art PVR decoders that enable higher resolution viewing, known as 4K or UltraHD.

Most of the PVR decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other (HD Zapper or HDPVR) decoders in the subscriber’s home. The majority of satellite subscribers use advanced decoders of various types (HD Zapper, HDPVR, PVR and PVR 4K decoders).

Pursuant to the provisions of the Communications Law, the terms of DBS’s broadcasting license and the Council’s decisions, its satellite broadcasts include a basic package or one of the core packages that every subscriber is required to purchase, as well as additional user selectable channels, either as packages or as individual channels.

Currently, most of the satellite subscribers have a special campaign subscription, the highlights of which include the offer of a vast majority of linear channels and VOD service at an all-inclusive price that reflects a price discount for most subscribers when joining. The high enrollment rate for the special campaign, decreased the average revenue per subscriber (ARPU), and this reduction, together with additional measures were intended to help DBS cope with the increasing competition and decrease in the number of subscribers. Continued enrollment is expected to cause further decline in the ARPU.

Sting TV Services

In 2017 DBS launched its online television service under the name, StingTV, which includes linear TV channels and VOD content. The service is based on the Android TV operating system which allows content to be viewed via a streamer, smart TV and other terminal devices. The service is made up of a number of content packages, with each package containing linear channels and VOD content, and subscribers can join one or more of these packages, according to choice.

As a rule, this service is relatively low priced compared with services provided under broadcasting licenses and does not include the full range of content offered to the Satellite Subscribers. The service is primarily digital (subscribing and customer service are via online interfaces), based on subscriber self-installation (if installation of a streamer is required).

DBS	As at and for the year ended December 31, 2018
(in millions, except percentages)
Revenues (in NIS)	1,473
Estimated market share	34%
Subscribers (in thousands)	574
Churn rate	21.5%

Recent DBS Developments

In April 2018, Altech Multimedia International, or Altec, manufacturer of ZAPPER HD decoders and KPVR4 decoders purchased by DBS from Draco and OSI, announced its intention to cease its decoder production operations in November 2018.

Following Altech’s announcement that it intends discontinuing its decoder manufacturing operations in November 2018, an agreement was signed in July 2018 between DBS, Altech, Draco and OSI (with a commitment to back up Altech’s obligations by a corporation that indirectly holds control of Altech) that regulates the transfer of intellectual property rights for ZAPPER HD decoders and 4K PVR decoders manufactured by Altech to DBS and alternative manufacturers, as well as other obligations regarding the foregoing orders for decoders and commencement of production of these decoders by an alternative manufacturer. The agreement also included cancellation of the previous agreements for the supply of these models of decoders, as well as a comprehensive and mutual waiver by the parties of claims and lawsuits relating to both models of decoders and the supply agreements.

In May 2018, Cisco notified DBS about the pending sale of its services for multi-channel television provider operations to a third party, Synamedia, and in October 2018 DBS received notice that the sale of the this operation had been completed and that Cisco was seeking to assign its agreements to Synamedia. The parties are negotiating this request.

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

Cellular Telephony (Pelephone)

Pelephone’s distribution network includes more than 450 points of sale at which it is possible to join Pelephone’s services. The point of sale network is diverse and includes stores and stalls operated by Pelephone, retail chains that market Pelephone products and 26 customer service and sales centers deployed around the country that engage in sales, repair of devices and customer retention. In addition, Pelephone operates an internal and external telemarketing network. As a rule, these dealers are paid a commission on sales.

In the past year Pelephone continued expanding its distribution network. Pelephone’s subscriber service network includes online channels, including Pelephone’s website and 8 call centers.

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

Networks

Domestic Fixed-Line Communications (Bezeq)

Bezeq has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, FTTC), and also based on an access network (a system that connects NEPs on the subscriber’s premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and the connection from the access systems to the backbone is based mainly on optic cables. In addition, some of the peripheral equipment (equipment installed at the subscriber, such as routers) is owned by Bezeq and leased to the customer. In the NGN, download broadband speeds of up to 100 Mbps and innovative added value services can be provided using VDSL2. Other advantages of the new technology are simplification of the network structure and better management ability. At the onset of 2016, Bezeq started testing G.fast (a technology that uses a pair of copper wires to transmit communication data at high speeds depending on distance) and optic technologies in the field, which allow ultra-high-speeds of hundreds of megabits and even 1 gigabyte, with the aim of reviewing the technological and economic aspects of operating the network.

Bezeq is expanding the deployment of infrastructure, including optical fiber deployment since 2013 so that the fibers will be as near to the customer’s premises as possible (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided based on new technologies using the copper cables on the customer’s premises.

Bezeq slowed the pace of deployment of the fibers significantly in 2017. Bezeq is focusing its efforts on examining the readiness of the new technologies, which will allow it to provide the service more extensively, and on investments in the existing network with the purpose of increasing the bandwidth, quality and survivability of the network. On March 28, 2018, Bezeq applied to the Ministry of Communications to regulate the ultra-high-speed segment so as to enable national deployment of these speeds. On December 23, 2018, the Ministry of Communications contacted Bezeq for clarifications, according to which the Ministry requires further information to complete its examination with respect to implementation of 35B technology (expansion of the xDSL technology with which speeds of up to 300 Mbps can be reached, depending on the quality of the copper infrastructure) in terms of provision of services in an orderly and proper manner without materially harming competition, including the option of laying down conditions to ensure the absence of such harm. On January 21, 2019, Bezeq notified the service providers that it was suspending operation of the technology at this stage, until further notice.

As of the end of 2018, Bezeq deployed optical fibers directly to 100,000 buildings and in certain areas to a point at the center of a group of buildings. The measure of readiness of the deployment to provide services depends on technology to be reviewed for each region (there might be various technologies). All in all, the connection potential is up to 1.5 million households and businesses.

Call for public comments of Ministry of Communications with respect to the ultra-wide bandwidth infrastructure deployment policy in Israel

On December 18, 2018, the Ministry of Communications published a call for public comments with respect to the principles for deployment of ultra-wide bandwidth infrastructure in Israel setting out the basis for the policy under consideration at the Ministry which is intended to supplement the existing system of incentives and create regulatory certainty for the communications companies in terms of regulation. In the call for public comments, the Ministry presented initial principles according to which it is considering formulating regulation aimed at providing a solution for the different issues, mainly:

1.	Freedom of action for infrastructure owners and service providers in terms of the technology mix, subject to the principle of non-infringement of the services that a competitor can offer.

2.	Provision of wholesale services by the infrastructure owner as set out in the service portfolios, with any technological advancement in parallel to provision thereof in the existing networks.

3.	A reasonable wholesale payment for BSA services, in accordance with Section 17 of the Communications Law, under the following restrictions:

(a)	A cost based tariff and not retail minus.

(b)	A uniform flat monthly tariff without a variable capacity allocation component.

(c)	The option of speed-based differential pricing will be weighed.

(d)	The existence of an effective margin squeeze prevention mechanism.

(e)	Quick implementation - the Ministry is considering, until completion of the up-to-date study of costs, to set the controlled price for fiber-based wholesale services, based on the data currently in its possession. It was indicated that a specific hearing on the subject would be published further to the call for public comments.

4.	Formulation of an incentive mechanism for operation of advanced networks

Subsequently, Bezeq initiated discussions with the Ministry of Communications’ representatives and raised its position on the failures which it believes are inherent in the intentions published in the call for public comment.

On March 7, 2019, the Ministry of Communications published another call for public comment, according to which, in view of the understanding that this is extensive government regulation with significant implications on the communications market and its related markets. On February 10, 2019 an interministerial team was established to review the policy for deployment of ultra-wide bandwidth fixed communication infrastructure in Israel that includes representatives from the Ministry of Communications, Ministry of Finance and the Competition Authority. The team was requested to review and formulate recommendations on the following subjects with attention to the good of the public and development of competition in the segment, all with respect to fixed ultra-wide bandwidth infrastructure: (1) Revision of the deployment obligations and/or obligations to provide the service applicable to the infrastructure owners; (2) the need for tools to encourage deployment in regions in which it recommends stipulating that there is no deployment obligation, based on economic feasibility studies. The team invited public entities to express their position on these subject by March 27, 2019.

Bezeq’s IT system supports four main areas: marketing and customer Management, engineering infrastructures of the telecommunications networks, company resources management, and company-wide systems. The IT system is large and complex and supports critical work processes and handles very large volumes of data. This system consists of a large number of systems and subsystems some of which are information systems which started being developed many years ago, while others are modern and were developed and applied recently. Most of the systems operate in open computer environments.

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. Pelephone’s cellular telephony license is valid until September 8, 2022. During the years ended December 31, 2016, 2017 and 2018, Pelephone had net capital expenditures of NIS 241 million, NIS 309 million and 306 million (approximately $82 million), respectively, for its network infrastructure.

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

Frequency usage rights

There is a shortage of frequencies for public use in Israel, partly because of the designation of numerous frequencies for security uses. As a result, the government limits the number of licenses granted for using frequencies. A tender is expected to be conducted in 2019 for allocation of additional frequencies to the cellular operators.

Under its mobile telephony license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz and 2100 MHz spectrums for operating its UMTS/HSPA network, and in the 1800 MHz spectrum for operating its LTE technology network. During the course of 2017 Pelephone returned two 1 mega bandwidth frequencies in the 850 Mhz spectrum to the national pool of frequencies and towards the end of April 2017 it received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation is for limited use and for a limited period and will expire at the end of 2019 or earlier, according to the conditions specified in the allocation.

In July 2018, the Ministry of Communications temporarily allocated two bands, each of 5 MHz, in the 700 MHz spectrum, to Partner and Hot Mobile. According to the announcement by the Ministry on May 17, 2018, these temporary allocations were intended to enable technological preparations for providing advanced services and for efficient assimilation of the relevant technologies via this frequency. This temporary allocation will be canceled, based on the results of the Frequency Tender, which is expected to take place during 2019. Pelephone has decided, due to various considerations, not to request a temporary allocation at this time in this frequency spectrum.

In July 2018, the Ministry of Communications informed Pelephone that it plans to adapt the cellular frequencies in Israel to European standards and to the region in which the State of Israel is located, so that Pelephone and another cellular operator will be required to switch the frequencies alloted to them in the 850 MHz spectrum to others in the first giga spectrum. Accordingly, the allocation of the 850 MHz frequencies used by Pelephone will expire on September 9, 2022, and in place of them Pelephone will receive the same bandwidth of frequencies in the 900 MHz spectrum, no later than March 22, 2021. The Ministry further decided that the format and timetables for how the switch would be implemented will be determined by a joint taskforce of people from the Ministry, the Budget Division of the Ministry of Finance and, where necessary, representatives of the relevant companies, including representatives of Pelephone.

Switching frequencies is a complex engineering project that requires replacement of equipment at all of Pelephone’s radio sites and is liable to incur substantial costs that could vary depending on the process and timing to be determined by the Ministry of Communications. Pelephone is currently holding discussions with the Ministry of Communications for the purpose of setting out the conditions required for adapting the frequencies as aforesaid, including the financing required, deciding on the timing and duration of the adaptation period and the required regulatory amendments.

Tender for mobile radio telephony services over advanced bandwidths (the “Tender”)

On December 27, 2018, the Ministry of Communications published the criteria of the tenders committee for allocation of frequencies for advanced MRT services, or the Tender Committee. The Tender Committee is in the final stages of formulating the terms of the tender, under which the winners will be allocated radio frequencies in various spectra that enable advanced broadband bandwidth mobile radio telephony services. In order to achieve the purpose of the Tender, the Tender Committee has formulated three main goals that include upgrading and improving the cellular networks in Israel, deployment of the fifth generation and promotion of competition.

Trademarks

Pelephone has a number of registered trademarks, Its primary trademark is “Pelephone”.

Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone’s IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are Oracle Applications’ ERP system and Amdocs’s customer management and billing system.

Infrastructure sharing agreements and providing right of use of networks

As previously indicated, infrastructure sharing allows consolidation of the cellular operators’ sites and substantially reduces the operating and maintenance costs of the radio sites of each operator. Pelephone is not party to a network sharing agreement, therefore it does not benefit from the savings of a shared radio network, but on the other hand it has exclusive control of its cellular network, maintenance of its technological channel and the scope of its investments. Furthermore, the inventory of frequencies in Pelephone’s network is smaller than that of the competitors’ networks.

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

Bezeq International	As at and for the year ended December 31, 2018
(in millions, except percentages)
Revenues (in NIS)	1,391
ISP
Estimated market share	38.2
Churn rate	25.5
ILD
Estimated market share	23.3

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

Breakdown of Bezeq International’s revenue (in NIS millions):

	2018	2017	2016
Voice services	225	268	325
% of total revenue	16.2%	17.44%	20.99%
Business internet and telecommunication services (ISP, PBX, ICT, data)	1,166	1,269	1,223
% of total revenue	83.8%	82.56%	79.01%
Total revenue	1,391	1,537	1,548

Bezeq International is not dependent on any single customer and it does not have one customer that provides 10% or more of its total revenues.

Breakdown of revenue from private and business customers (in NIS million):

	2018	2017	2016
Revenue from private customers	542	563	570
Revenue from business customers	849	974	978
Total revenue	1,391	1,537	1,548

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

Competition in the Israeli Telecommunications Market

The market is characterized by competition among communications groups (Bezeq’s Group, Hot Group, Cellcom Group and Partner Group) operating in parallel in several segments (fixed-line and cellular telephony, fixed-line and cellular Internet services, multi-channel television and international calls). In addition to the communications groups, competitors such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market, also operate in the market.

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market joint service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers a comprehensive solution that does away with the need to subscribe to several different providers, and to offer more attractive tariffs than purchasing each service separately (in some cases with “cross-subsidization” among the bundle components). These trends were reinforced with implementation of a wholesale BSA service, allowing operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers.

Providing customers with comprehensive services that meet their different needs is becoming easier due to technological convergence, regulatory changes and regulation through a single general license granted to different communications operators, enabling communications services that required separate licenses in the past to be provided under the same license.

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2018		2017		2016
Revenue from broadcasts and multi-channel television services to subscribers	1,431		1,629		1,715
Percentage of revenue	97	%*	99	%*	98	%*

*	The revenues balance is mainly due to payments from channels for broadcasting by DBS.

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

Telephony

Bezeq estimates that at the end of 2018, its market share in the fixed-line telephony market was approximately 52% of the private sector and 71% of the business sector, a decrease of 1% in the private market and 1% in the business market, compared with 2017.

Bezeq and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and are in fierce competition with each other, which is manifested by HOT combining Internet infrastructure, telephony and cable television, and possibly cellular services as well, to households. HOT also markets telephony services to business customers.

Bezeq also faces competition from license-holders for domestic fixed-line communication services, including VoB, which provide the service on Bezeq’s broadband access service, including the wholesale BSA service.

Since July 2017, Bezeq has provided telephony services on its network in a resale format to unified license holders that are permitted to provide domestic carrier services. At present, the number of subscribers for this service is negligible.

Since August 2018, Bezeq offers a wholesale telephony service in a similar format to that of the service portfolio, at the tariffs of the Use Regulations

Competition in telephony from the cellular companies

Bezeq believes that the continued substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines.

In 2018, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies.

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

As a result of the Ministry of Communications’ decision to provide an exemption to cellular operators from requiring a general license or a permit to set up and operate access points, the cellular operators can use Wi-Fi access points as part of their networks to provide services. This provides them with a transition to providing cellular telephony services over a Wi-Fi network and assists in diverting loads to this network from their cellular network.

Internet infrastructure segment

Bezeq estimates that at the end of 2018 its market share in the Internet infrastructure market was approximately 69% (compared with 70% at the end of 2017). The competition in this field is also active.

Competition from HOT Group – HOT’s Internet infrastructure is deployed nationwide, through which a range of communication services and interactive applications can be provided. The HOT network is currently the main alternative to competition with Bezeq’s infrastructure in the private sector. HOT was compelled to provide wholesale services, including BSA services, and to the best of Bezeq’s knowledge, it has started selling wholesale BSA services on its network.

On November 13, 2014, the then Minister of Communications decided to require HOT Telecom to implement the first stage in completing deployment of its network by November 13, 2016. Implementation of this decision was delayed twice (until May 13, 2018) while during that time HOT was required to provide its services to all subscribers in OTT technology on broadband internet (which in practice belongs to Bezeq) in all communities in which it does not currently serve. Since October 1, 2017, HOT is able to use Bezeq’s physical infrastructure. On March 29, 2018, the Ministry of Communications adopted the decision of the advisory committee of that date, that until completion of the review by the Ministry and formulation of a decision on the subject, provision of services using an alternative technology can provide a solution in communities in which HOT is not deployed, and in several communities it may provide its services though another license holder for a year or until another decision is made on the matter, whichever is earlier. In parallel, HOT was compelled to complete deployment in several additional communities.

Competition from ISPs and communications groups - operating the wholesale market enables ISPs and related companies (holders of a single license) to offer customers service bundles that also include Internet infrastructure based on Bezeq’s infrastructures and services (in exchange for controlled tariffs to be paid by the communications providers to Bezeq). Moreover, if and insofar as the mechanism for preventing a ‘margin squeeze’ is implemented, similar to the one described in the Ministry of Communications hearing, Bezeq’s ability to market promotional offers of its retail services will also suffer, in terms of both time to market (TTM) and prices at which the services are offered.

Competition from cellular operators – the cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services, mainly by HOT, is separate from provision of Internet access services, by the ISP), the cellular Internet service is provided as a single unit. Browsing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services.

The fact that Bezeq’s is restricted in marketing DBS television services (including over the Internet) in view of the structural separation restriction imposed on it puts it at a material competitive disadvantage.

Transmission and data communications

In addition to Bezeq, other companies operating in this segment are Cellcom, Partner and various internet companies. To the best of Bezeq’s knowledge, Cellcom has deployed and set up a transmission network which it uses for its own needs and to compete with Bezeq’s services in the transmission and data communications market. Partner also operates in the transmission and data-communication service segment combined with telephony and Internet to business customers.

Cellcom and Partner use Bezeq’s physical infrastructures as part of the wholesale service to compete with Bezeq in this segment and/or for self consumption. Also operating in the segment are the infrastructure owners IBC (at the reporting date, in a negligible volume) and HOT (deployed nationwide). These infrastructure owners are permitted to use Bezeq’s physical infrastructure.

Competition from IBC and other competing infrastructure

IBC, whose universal deployment obligation according to long-term milestones set out in its license (enabling provision of services to license holders) was reduced by the Ministry of Communications, is setting up fiber infrastructure to provide Internet over the grid (and has started operating commercially in a limited number of cities). According to media reports, as of the report publication date, the number of customers enlisted by IBC is negligible.

Under the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber optic network and will become the network’s operator. Furthermore, IBC has a special license (which does not impose a universal obligation) to provide domestic fixed data communication services, according to which it is entitled to provide IPVPN services and broadband data communication lines.

Regarding reduction of IBC’s universal deployment obligation, according to the Ministry of Communications’ decision of August 8, 2018, IBC’s deployment obligation will be reduced so that it gradually reaches at least 40% of households in Israel within 10 years, and only after the “cherry picking” period (which will last three and a half years) will the new license holder be required to provide accessibility for at least one household in the periphery for every household provided with access in the center of the country.

In June 2016, the Ministry of Communications allowed companies without fixed-line infrastructure (Cellcom and Partner) to compete for investment in IBC. In parallel, Partner informed the Ministry of Communications that it intends to deploy optical fibers. According to the Ministry of Communications, these measures are designed to open the fixed-line market (in which Bezeq has a monopoly) to competition, with the emphasis on infrastructure upgrading.

On November 20, 2017, Cellcom and Partner announced that they are negotiating a potential long-term cooperation agreement for the deployment of fiber optic infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) in the other party’s present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel. Previously, Partner announced that it was accelerating deployment of its optical fibers and commencing commercial marketing of Internet infrastructure to customers. In addition, to the best of Bezeq’s knowledge, Cellcom has started connecting households in limited areas where fibers are deployed.

In March 2019 Cellcom reportedly signed an agreement to purchase (together with another investor) 70% of the share capital of IBC. This is expected to adversely affect Bezeq.

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

Domestic fixed-line telephony is regulated and overseen by the Ministry of Communications by granting licenses to entities operating in the segment. In the telecommunications market, three of the general licenses holders that provide domestic fixed-line communication services are obligated to provide service to all those requesting it nationwide (universal service), namely Bezeq, HOT Telecom and IBC, whose license is limited to the principle of providing services to other communications providers, whereas its deployment obligations were reduced to no less than 40% of the households in Israel within 10 years from the date of receipt of a new special general license (infrastructure), which will replace the current general license (domestic carrier infrastructure). These companies are termed “infrastructure owners”. Other holders of domestic carrier licenses (unified) are not bound by this obligation. The infrastructure owners compete with each other. Nevertheless, the Economic Arrangements Law allowed them to make mutual use of each other’s physical infrastructures (except for the infrastructure owned by IEC, which is required for the provision of critical services) and the infrastructures of another domestic carrier license, so that there can in fact be competition through the physical infrastructures of another license holder, and in practice, mainly on Bezeq’s infrastructures.

Fixed-line telephony is characterized by a lively competitive dynamic. Bezeq’s competitors are HOT Telecom and VoB service providers which have been operating under license for several years with no obligation to provide universal services, and without their own independent access infrastructure. Since July 2017, holders of a single license are permitted to provide domestic fixed-line services, purchase telephony services from Bezeq in a resale format, and provide telephony services without their own infrastructure and since August 2018, they can purchase telephony services in an available format similar to that of the service portfolio at tariffs set in the Use Regulations, but they have not done so. Some of them compete with Bezeq as part of telecommunications groups, and Bezeq believes that the cellular companies are also its competitors in the telephony segment.

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

Wholesale market

At the beginning of 2015, Bezeq started providing a wholesale BSA service to service providers, whereas as of the end of 2018, the number of wholesale internet lines on Bezeq’s network was 625,000, which constitutes 38% of all Company subscribers. part of these lines there are also lines which from the offset were not on Bezeq’s network (new or from a competitor’s network). There are only few subscribers to the wholesale telephony services.

Fixed-line telephony

In recent years this segment has been characterized by a decline in demand, which is reflected in the decrease in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. Bezeq believes that this trend stems primarily from the rise in the scope of use of cellular phones in view of the comprehensive call-minute deals the cellular companies market extensively in recent years and the decrease in prices in the segment (Bezeq estimates that 84% of all calls originate in the cellular network), and from an increase in VoIP calls. In 2018, the number of Company lines declined by about 5% (the same as the decrease in number of lines in 2017). Likewise, the number of call minutes (incoming and outgoing) on Bezeq’s fixed telephone lines declined by 8% compared with 2017. The average monthly revenue per phone line decreased by approximately 5%.

Graph - Rate of households without a fixed-line home telephone line

Internet Access-Infrastructure and ISP Services

In the Internet segment, growth has been recorded in recent years in terms of number of subscribers. Moreover, the Internet segment is characterized by a rise in browsing speeds and the adoption of advanced services and value-added applications. In 2018, there was a 3% increase in the number of fixed-line Internet subscribers in Israel. In 2018, the number of Internet subscribers (retail and wholesale) of Bezeq increased by 1% compared to 2017, although in the last few months of 2018, the expansion trend of Bezeq’s wholesale Internet services changed, and a decline in the total number of Internet subscribers was recorded. Average monthly revenue per internet subscriber (retail) rose by 3% compared with 2017.

Graph - Breakdown of Internet lines on Bezeq infrastructure (quarterly, in thousands):

Bezeq deals with competition in domestic fixed-line telecommunication services in several ways:

o	Bezeq launches new communications services, value added applications (such as smart home, smart facilities, integration services, etc.), bundles of products and services, and joint bundles to broaden the scope of use of subscriber lines, respond to customer needs and strengthen its technological innovation image. Bezeq invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers.

o	Bezeq is working on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service. NGN enables customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications.

o	Bezeq works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

o	Bezeq has simplified its tariff structure and offers its customers alternative payment packages, tracks and campaigns.

o	Bezeq offers consumption adapted packages and tracks to promote subscription to the telephony service. Bezeq expense adjustment in order to focus investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, Bezeq’s ability to adjust its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs such as infrastructure maintenance and building leasing and upkeep).

o	In April 2018, Bezeq launched its new router - Be. This is an advanced router with an innovative design and cutting-edge capabilities including, among others, smart Wi-Fi which provides quality, continuous browsing on home Internet, cyber protection and preparation for a smart home. The router and services are managed by a dedicated application.

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

ISP Market

The market is saturated with competitors, the major competitors are Bezeq International, Cellcom, Partner and Hot Net. Bezeq International estimates that its share of the ISP market at September 31, 2018 was 38.2%. Competition in 2018 was reflected by price erosion. Developments in this market in 2018 include:

●	Strengthening the service bundle sales trend, particularly due to the expansion of the wholesale sales model operations (provider + infrastructure) in 2018.

●	Continuing the increasing trend in sales of added value services such as anti-phishing, ransom attack and other cyber protection services.

●	Due to market saturation, emphasis is given to strengthening customer loyalty.

●	The entry of internet TV operators (OTT), which market “triple” packages that include, internet provider services and infrastructure, in addition to television services, in an inseparable service package.

Cellular Telephony Services Market

The cellular communications market in Israel is extremely competitive, which is reflected in the high subscriber churn between operators, substantial erosion of rates and profit margins.

In April 2018, Marathon 018 (XFone) began operating in this sector, further contributing to the competition in the sector and to the continued erosion of prices. At present there are six operators with mobile telephony licenses in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom, HOT Mobile and XFone) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators).

Pelephone’s strategic goals are to continue the growth of its customer base while promoting and marketing integrated communication packages and synergies with the Group’s companies, further development of network innovations and technologies, and providing excellent service. Further streamlining and improvement of the cost structure.

In 2019, a number of factors are expected to affect Pelephone’s activities, the main ones being: To continue competition and to increase added value for the customer; Pelephone expects that in 2019 subscriber churn will continue and competition will focus on increasing added value and browsing volume in the packages offered to the customers; In 2019, Pelephone expects to continue investing in its cellular network and establishing its position as a high speed, top quality and cutting-edge network; Pelephone is expected to continue promoting a number of services and products that will enable an increase in revenues and increase its image advantage over the competitors: Cyber, IOT, Big Data, and PTT services and to continue focusing on large-scale launches of devices.

Pelephone expects that as a result of the increase in browsing volume offered in its packages, the upward trend of online data communications consumption will continue. Pelephone expects to continue to develop and expand its online service and sales channels in 2019. In 2019, Pelephone also expects that it will implement synergy with the Group’s subsidiaries.

Cellular network and product innovations

In 2019, Pelephone expects to continue investing in its LTE mobile telephony network and establishing its position as a high speed, top quality and cutting-edge network. Concurrent with investments in the network, Pelephone is expected to continue promoting a number of services and products that will enable an increase in revenues and increase its image advantage over the competitors: cyber services, data and big data SIM solutions, IOT, further focus on large-scale launches and development of the online store.

Infrastructure sharing

Infrastructure sharing allows consolidation of the cellular operators’ sites and substantially reduces the operating and maintenance costs of the radio sites of each operator. Infrastructure sharing in the market is as follows:

●	Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company that received a special ten-year license for providing radio cellular infrastructure services to cellular operators.

●	Cellcom and Golan Telecom engaged in a network sharing agreement.

●	Cellcom and XFone engaged in a hosting and network sharing agreement.

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

Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. Cellular networks in Israel operate mainly in UMTS/HSPA and LTE technologies. As of 2018, Pelephone’s LTE network is deployed in most parts of the country, and Pelephone continues to deploy its network in accordance with a regulated plan. Expanding capacities and speeds with LTE technologies and development of the next cellular generations depends on the allocation of frequencies.

Pelephone operates three technologies: MIMO4x4, Beam Forming and Quam 256, enabling improved performance and increased browsing speed on fourth generation websites. In 2017, Pelephone began integrating Carrier Aggregation technology (frequency aggregation - that enables optimal utilization of the frequency spectrum and increases browsing speed) at some of its sites.

Pelephone is expected to launch IMS based services in 2019: Voice over WiFi as an improved solution for indoor coverage, as well as Voice over LTE that will enable vacating third-generation frequency resources for future LTE use. In addition, it enables Voice over LTE sequence service with Voice over WiFi.

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

Below is a breakdown of the number of subscribers of Pelephone and of its competitors in 2017 and 2018 (in thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	HOT Mobile(2)	Golan Telecom	MVNO and other operators(1)	Total subscribers in market

At December 31,	No. of subscribers	2,525	2,671	2,817	1,564	893	243	10,713
2017	Market share	23.6%	24.9%	26.3%	14.6%	8.3%	2.3%
At September 30,	No. of subscribers	2,185	2,646	2,825	1,572	905	290	10,423
2018	Market share	21.0%	25.4%	27.1%	15.1%	8.7%	2.7%

(1)	Most of the MVNOs and other operators (including XFone) are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	Hot Mobile’s subscriber data for the third quarter of 2018 are based on an estimate.

(3)	The number of subscribers as of September 30, 2018 and December 31, 2017, are based on public reports issued by Cellcom, Partner, HOT Mobile and Golan Telecom (in Electra’s financial reports).

In recent years, the Ministry of Communications has adopted several regulatory measures aimed at increasing competition in the cellular communications market. The proliferation of cellular operators in the market led to extreme competition, which continued, and even intensified due to the entry of another operator (XFone) in April 2018. This ongoing trend led to high subscriber churn between operators and to a decline in prices of cellular service packages, resulting in significant erosion of rates and profit margins, on the private customer market as well as the business customer market.

To compensate for the erosion of package prices, Pelephone adopted a growth strategy along with streamlining measures and adjusted cost structure.

ILD Market

As of the end of 2018, there are more than ten participants in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile). Bezeq International estimates that its market share for outgoing international calls at December 31, 2018 is 23.3%, a decline compared with its market share of 25.6% at December 31, 2017.

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2018, there was a significant erosion in the international call market.

In 2018 the internet access market recorded negative subscriber recruitment rates, primarily due to the entry of online television operators (OTT) that market “triple” packages containing internet provider and infrastructure services, in addition to television services. Furthermore, many subscribers switched from retail market packages to wholesale market packages. At the same time, as a result of the increase in traffic and bandwidth demand due to a change in the subscriber usage mix (primarily real time viewing and listening), Bezeq International is required to increase its operating capacity and international capacity for which it purchases usage rights.

Communication solutions for the business sector

In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2018, Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

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

Pay Television Services Market

Currently, there are several competing groups in the market. DBS’s main competitors are HOT, which was declared a monopoly in the multi-channel television broadcasting sector and holds the largest share of the market, Cellcom, which holds the largest share of the market among the players that do not have broadcasting licenses, as well as Partner and Netflix. Over the past year DBS’s share of this market has decreased, mainly due to the increased competition.

The following is a breakdown of DBS’s subscriber numbers and market shares, to the best of its knowledge, as at December 31, 2016, 2017 and 2018:

2018		2017		2016
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
574	34%	587	37%	614	40%

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

Online OTT multichannel television providers - Cellcom (has been operating for a few years) and others that started operating during the last two years include, Triple C Cloud Computing Ltd., STINGTV (offered by DBS), Next (offered by HOT, in collaboration, via Rami Levy Marketing. These services combine VOD content and linear channel viewing (including the DTT content that is transmitted via the system or online) and can be viewed via a special decoder or via an apps downloaded on a range of terminal devices.

Online television content streaming providers – The online television content streaming providers are mainly international providers such as Netflix, Apple TV services (that charges per viewing) and Amazon Prime services, which provide VOD content viewing options. Currently, some of this content is not translated into Hebrew.

Competition in the market focuses on broadcasting content, price of services, quality of services, as well as offering of additional services, such as HD and 4K broadcasts, VOD services and state-of-the-art terminal equipment and advanced user interfaces. Competition also involves offering additional communication services together with video content.

DTT network

There is a digital terrestrial television broadcasting system (DTT), known as Idan+, through which certain channels are broadcast to the public free of charge.

At present the channels broadcasts via the Broadcasting Corporation (CAN 11, CAN Education and Channel 33), the commercial channels (Keshet and Reshet), Channel 20, Music Channel (Channel 24), Channel 23 and the Knesset Channel (Channel 99). A DTT operator is entitled to broadcast additional channels, including radio channels, thematic channels (for which most broadcasts are devoted to a topic set out in the Digital Television Broadcasting Law, 2012 (the “Broadcasting Law”) and dedicated mini-channels that comply with conditions relating to special purpose set out in their license or are devoted primarily to one topic.

There are broadcasting fees for these channels, however the Ministers of Communications and Finance may decide that the government will subsidize broadcasting fees applicable for subject-based channels and niche channels.

Under the Broadcast Distribution Law, a broadcaster whose broadcasts are part of the “open broadcasts” (i.e., television channels transmitted via the digital stations), will provide each content provider consent to the transmit its broadcasts via the Internet free of charge, however, without derogating copyrights and production rights pursuant to the law and subject to certain conditions set out in the law, including obtaining a license from the copyright holders and performers (including through the broadcasting entity). With regard to the commercial channels, the applicability of the foregoing arrangement was deferred for five years (until January 2022), during which special arrangements will apply, including granting a license to any registered content provider that applies for one, at the best price and under the best terms granted by the commercial channel to other content providers under another broadcasting license that is valid when the license is granted, and all as set out in the interim provisions of the Law.

HOT, Partner and Cellcom offer their services together with the other media services they provide, including as part of non-detachable bundles (such as the Triple bundles providing landline and mobile telephony and TV services).

Competition in the sector increased significantly in 2018, mainly due to the entry and establishment of local and international online television service providers, which operate at relatively low prices. These providers that operate via the internet, without requiring designated infrastructures, and also without regulatory supervision, have an adverse impact on DBS’s competitive position. DBS believes that this intensification of the competition could have a significant adverse effect on its operations and results. In 2018, Cellcom and Partner, as well as Netflix’s operations in Israel, became further established in the television sector.

Competition in the television sector is fierce with a relatively large number of players, some of which operate at very low-price levels, increasing the competition in the sector. Increasing the number of subscribers in the current state of competition is mainly possible by recruiting new subscribers from the competitors, requiring substantial resources to be invested in retention of existing subscribers and recruitment of new subscribers.

The total market share of the broadcasting licensees, DBS and HOT, is being eroded and DBS’s share is estimated to be 53% of households in Israel. Cellcom’s market penetration rate is estimated to be 8% and Partner’s market penetration rate is estimated to be 5% of the total households in Israel. DBS does not have information regarding the number of subscribers to the international companies operating in the market or regarding the number of DTT viewers. DBS believes that some of these households are also subscribers to one of the broadcasting licensees or the cellular companies operating in the sector. DBS estimates that the chances of increasing the total market share of these participants are not high due to the fact that a large part of the remaining households are not potential audiences.

Regulatory

The Israeli Communications Law and the Communications Order provide that acquiring Bezeq requires a control permit from the Ministers. As part of our acquisition of Bezeq, we, Internet Gold, SP2, SP1, and other members of the Eurocom group applied for authorization for a control permit of Bezeq, pursuant to the Israeli Communications Law and Communications Order. On April 13, 2010, the Control Permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit. According to the Communications Order, we are not allowed to transfer our control permit or any Means of Control which will result in a decrease of our minimum holding requirement in Bezeq without the prior consent of the Ministers. The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Control Permit. However, the parties may transfer the Means of Control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Control Permit.

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

Subject to certain exceptions, the prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized holding or acquisition is referred to as “Exceptional Holdings.”

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

The Ministers have determined that we and Internet Gold are deemed to be “Israeli Parties”.

In February 2019, Internet Gold received approval from the Ministers for a change in the definition. The new definition requires that the holdings of the controlling shareholders of Internet Gold do not fall below 35% of Internet Gold’s equity. The Ministry’s approval is subject to Internet Gold amending its Articles of Association within 75 days to the effect that a “Joint Appointment” as defined in the Communications Order will be prohibited (unless preapproved by the Ministry.) Shortly thereafter, we received similar approval so that the new definition requires that the holdings of Internet Gold in our company do not fall below 35% of our equity. This change provides both us and Internet Gold with flexibility in selling more shares in order to provide liquidity and service our debt, without losing our control permit as a result.

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

If we, Internet Gold or any other party subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely affected.

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

Limitations on pyramidal ownership structure

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

Under the Concentration Law, a second-tier company (i.e., a company with publicly held debt or equity securities that is subject to reporting obligations under the Israeli Securities Law and controlled by a first-tier company), is prohibited from controlling another tier company. In the case of existing companies, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law, i.e., until December 10, 2019. In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the Means of Control in such tier company for the purpose of selling such Means of Control. The trustee shall act pursuant to the orders of such court with respect to the Means of Control. Such court may, instead of appointing a trustee and under certain circumstances, order that the Means of Control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by a district court, the Means of Control held by a tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company’s shareholder meetings. The Concentration Law sets forth certain mechanisms intended to enable a tier company to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law.

In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the means of control (including voting rights and right to appoint directors) in such tier company for the purpose of selling such means of control. The trustee shall act pursuant to the orders of the district court with respect to such means of control and will be entitled to petition the district court to rule that an appointment of directors in the tier company that was made prior to the trustee’s appointment is void, to cancel transactions between the controlled tier company and its controlling shareholder or transactions in which the controlling shareholder had a personal interest if they have not yet been completed and to order the cancellation of a dividend distribution that was not in the tier company’s interests which occurred prior to the trustee’s appointment. The district court may, instead of appointing a trustee and under certain circumstances, order that the means of control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by the district court, the means of control held by a second-tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company’s shareholder meetings.

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

Our company is deemed to be a second-tier company under the Concentration Law and Bezeq is deemed to be a third-tier company under the Concentration Law. Internet Gold is a first-tier company. Accordingly, if either Internet Gold or we are unable to redeem any publicly held debt, which is unlikely at this time, and delist our ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, we will not be permitted to hold the control permit of Bezeq after such date and our holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings. Furthermore, if a trustee is appointed, he may motion a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed not to be in Bezeq’s interest.

An application has been made to the Ministry of Justice, whose goal is to establish a legal position according to which the Concentration Law will not apply to the current structure of Internet Gold, B Communications and Bezeq. We believe that taking into consideration the legal status of Eurocom Communications, and in particular the appointment of a Liquidator and special mangers on behalf of the Court, the control group in Bezeq is no longer a “Pyramid holding”, which is prohibited under the provisions of the Concentration Law. We believe that as a result of the ongoing liquidation of Eurocom Communications and the appointment of the special managers, Internet Gold should no longer be considered a “first layer company” as this term is defined in the Concentration Law.

The purpose of the Concentration Law was to prevent a situation in which an “Ultimate Controlling Shareholder” controls the structure of three public companies, but under the current situation we believe that this situation no longer exists. We believe that this conclusion has been reinforced in the light of our current discussions with the holders of the Debentures and the appointment of representatives of the debenture holders due to our decision to suspend payments to the debenture holders.

Both we and Internet Gold have received financing proposals that would provide a solution to our reaching compliance with the Concentration Law. The proposals include several alternative options to assure compliance with the Concentration Law::

●	The sale by Internet Gold of its shares in our company in a way that “disconnects a public layer”.

●	A significant capital injection into our company in consideration for the issuance of such number of our ordinary shares that would result in a new controlling shareholder which is not a public company and does not constitute a “layer company” (which is prohibited by the Concentration Law).

●	The replacement of existing public debt in Internet Gold, with private debt - in a manner that constitutes a full legal solution to the Concentration Law.

In practice, all the alternatives would create an updated corporate structure that would resolve the Concentration Law issue through a new controlling shareholder which is not a public company. All the above alternatives are being intensively pursued by the companies and their debenture holders, with clear timetables for the process. No assurance can be given that such alternative solutions will be reached on a timely basis.

Appointment of directors and the composition of the board of a “third- tier” company during the transition period

Beginning six months after the publication of the Concentration Law and until the end of the six years’ transition period during which a “third-tier” company can no longer be held by a second-tier company, the board of directors of a company that is a “third-tier” company (such as Bezeq) must be comprised of a majority of “independent directors,” within the meaning of the Israeli Companies Law, and the number of “external directors” pursuant to the Israeli Companies Law shall be at least half the number of the company’s directors less one (rounded upwards) but not less than two. The election of such external directors will be by a majority vote of the shareholders and the controlling shareholder’s vote will not be counted for such purpose. The Israeli Minister of Justice is authorized to enact regulations setting forth a lower number of required external directors, provided that such number will not be lower than one-third of the board members.

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

Regulatory Requirements Relating to the Bezeq Group

Currently, the Bezeq Group is subject to several regulatory restrictions in terms of joint ventures between the Bezeq Group companies, including the obligation to maintain structural separation between Bezeq and its subsidiaries and the restriction on marketing joint service bundles that include the services of Bezeq and its subsidiaries. These restrictions place the Group in an inferior position in terms of competition, which is worsening over time compared with other communications groups.

Against the background of the challenges facing the Group and the future needs forming in the communications market environment, in parallel with Bezeq’s actions to cancel the structural separation, the Board of Directors and Bezeq are taking measures to implement a new, comprehensive strategic plan for the Group as a communications group within the complex regulatory restrictions imposed on it.

Structural separation

The Communications Law grants the Israeli Telecommunication Ministry the authority to order accounting segregation between different services provided by the same group or company and to demand separate companies for the provision of different services, including separation of services to a license holder from services to a subscriber, and provisions regarding implementation of the separation.

Bezeq’s domestic carrier license stipulates that it must maintain structural separation between itself and its subsidiaries. This requires the managing of Bezeq and that of its subsidiaries to be fully segregated.

The structural separation restrictions place the Group in an inferior competitive position, which is worsening over time compared with other communications groups that are not subject to such far-reaching limitations, and compared with the option for the operators to provide end-to-end services to subscribers using wholesale services, mainly BSA. These structural separation restrictions also give rise to high management overheads.

In Bezeq’s opinion, the conditions for cancellation of the separation set out in the policy document dated May 2, 2012 concerning expansion of competition in the fixed-line communication wholesale market were met long ago because many companies operate in the internet-based television service segment following the launch on February 17, 2015 of a broadband wholesale market, in which various service providers offer end-to-end broadband services on Bezeq’s infrastructure to over a half a million customers, and in view of the fact that there is fierce competition in the cellular service segment.

On February 6, 2018, Bezeq sent the Ministry of Communications a letter indicating that it cannot accept the continued procrastination in dealing with this issue and requested his urgent intervention in canceling the structural separation between it and each of its subsidiaries immediately.

Further to discussions between Bezeq and the Ministry of Communications and in view of the resulting reservations raised by Bezeq regarding the Ministry’s intention to advance the cancellation of the structural separation, on November 7, 2018, a clarification was received from the Ministry stating that it was discussing the structural separation in relation to Bezeq and HOT, and that all options are being discussed by the ministerial committee.

On December 17, 2018, Bezeq’s attorney sent the Minister of Communications a letter demanding cancellation of the structural separation in the Bezeq Group prior to appealing to the courts, since, in its opinion, all conditions justifying and requiring cancellation of the structural separation under the policy document have been met. On January 28, 2019, Bezeq received the Ministry of Communications’ response to its letter rejecting its arguments and stating that not all conditions of the Policy Document for cancellation of the structural separation have been met, the Policy Document is not a clear and explicit undertaking by the minister to cancel the structural separation in Bezeq’s Group, and if all conditions were met, the minister would still be required to exercise discretion individually and examine the effect on development of competition in the market and realization of public interest. It also indicated that the interministerial team set up to handle the issue is still reviewing the different alternatives in order to formulate its recommendations and send them to the Minister of Communications to be elected after the elections for reviewing and decision making.

On February 14, 2019, Bezeq petitioned the Supreme Court to cancel the structural separation in the Bezeq Group immediately, based on the Ministry’s failure to accept Bezeq’s requests on the subject even though, in Bezeq’s opinion, all conditions justifying and requiring cancellation of the structural separation under the policy document have been met. In view of the Ministry’s response,

Marketing of joint service bundles with a subsidiary to ease the effect of the structural separation restriction

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

These limitations, and in particular the unbundling obligation, which severely limits the Group’s ability to offer discounts on the components of the bundles, puts the Group in a competitively inferior position compared to the competing communications groups, which are not subject to similar limitation in marketing bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group). On February 5, 2019, the Ministry published a hearing that it is considering revising the HOT Telecom and HOT-Mobile licenses to allow them to market joint service bundles to the business sector, with certain restrictions). Bezeq’s limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide full end-to-end services (infrastructure + service provider) to customers at reduced prices compared to the unbundleable bundles that Bezeq can market on which the following restrictions are imposed:.

●	Marketing joint service bundles with DBS - On March 27, 2017, the Ministry of Communications notified Bezeq that it would not approve Bezeq’s request to market joint service bundles with DBS, given that the Ministry will, in the near future, be completing several regulatory measures that will allow more complete implementation of the wholesale market reform, including regulation of telephony resell, new regulations relating to Bezeq’s retail tariffs, regulation of a mechanism to reduce profit margins and regulation of the conditions for marketing reverse bundles. According to the Ministry’s notice, it is therefore willing to review requests of this kind for joint service bundles which include internet, telephone and television, in at least six months’ time, after it has examined the effect of the above measures on the market and is certain that Bezeq satisfies the regulatory requirements. On February 15, 2018, the Ministry addressed Bezeq’s announcement regarding its intention to send interested customers a link to the Sting site, expressing its position that marketing DBS internet-based television (“Sting”) by Bezeq is not in conformance with the structural separation provisions of Bezeq’s license.

●	Marketing joint service bundles of internet infrastructure together with ISP - In 2017, further to the Ministry’s demand, changes were made to the bundle sales format, mainly splitting the bundle after a year. In 2018, Bezeq submitted a request to the Ministry to replace the existing bundle marketing with a marketing model under which Bezeq issues a tender to select a single IPS provider that is not a subsidiary as the sole marketer of Bezeq offering bundles for an unlimited time (because of the damage incurred by customers due to the requirement to split the bundle). In December 2018, the Ministry rejected Bezeq’s request, noting that in its opinion marketing a bundle through the wholesale marketing track is the correct channel.

On January 23, 2019, the Ministry of Communications distributed a letter regarding the reverse bundle stipulating that the provisions of the service providers’ licenses obligate them to contact the service subscribers prior to disconnecting them from the services and that disconnecting subscribers and reconnecting them to a reverse bundle in a single bill is a violation of the Ministry’s decision. Subsequently, on March 4, 2019, Bezeq received notice from the Ministry of Communications that in a meeting held with Bezeq’s representatives, the Ministry is considering changing the reverse bundle format, mainly granting Bezeq the possibility of renewing the contract with subscribers in a single bill after a short cooling off period during which the bill will actually be split, and of canceling the mechanism set out in the Ministry’s decision dated March 16, 2017. Accordingly, the Ministry is considering publication of a hearing on this subject when until the change is made (if at all) Bezeq was instructed to follow the present provisions, including with regard to splitting the bill and the prohibition against renewing the reverse bundle If Bezeq is unable to market a bundle to the same subscriber more than once, this could affect its ability to market infrastructure services, since Bezeq uses the bundle to market them.

●	Marketing joint bundles with Pelephone - On February 10, 2019, the Ministry rejected Bezeq’s application to market a joint bundle of internet infrastructure (with or without an infrastructure provider) together with Pelephone’s cellular services, because it did not find that approval of the request would contribute to competition in the communications market, but would rather lead impairment of the competition developing on the wholesale market and the existing competition in the cellular market, and strengthening the power of Bezeq Group and its existing competitive edge. The rejection letter further indicated marketing joint service bundles was discussed by the interministerial team which is examining the structural obligations applicable to Bezeq and HOT groups (the team for examination of the structural separation obligation). Joint bundles with Pelephone were approved in the past.

There are more limitations on cooperative ventures between Bezeq and the Bezeq Group companies, both under competition laws and conditions laid down by the Competition Commissioner in approvals of mergers between Bezeq and the Group Companies, which prohibit discrimination in favor of Group Companies when providing certain services, and by power of the orders of Bezeq’s license, which oblige it to provide its services equally to all.

Lifting of the restrictions on structural separation and waiving the limitations applicable to cooperative ventures between the Bezeq Group companies as indicated above, if lifted, may form various opportunities for the Bezeq Group to utilize synergies or facilitate utilization of such synergies.

Partnership Structure

In August 2018, Bezeq announced that it was filing an application for the approval in principle by the Minister of Communications to change the legal structure of the Bezeq Group so that it will continue to operate in its present format as a public company for the provision of fixed-line domestic telecommunications services, and at the same time, establish a wholly owned registered partnership to which the assets, licenses, and activities of DBS, Pelephone and Bezeq International, will be transferred and will continue to maintain the complete structural separation from Bezeq. The purpose of the change is to adapt the structure of the subsidiaries to the technological, economic and competitive realities in the telecommunications market in order to promote the telecommunications market in Israel and to support reasonable profitability of the Bezeq Group for the benefit of its employees and shareholders. The new legal structure is expected, subject to the approval of the Tax Authority, to enable the offset of losses from the profits of the entire Bezeq Group. The request does not change Bezeq’s position regarding the cancellation of the structural separation.

On December 13, 2018, Bezeq received an update from the Ministry of Communications wherein the Ministry’s professional staff discussed the request and decided to ask for public comments on the matter. In a subsequent notice, the Ministry indicated that along with the application submitted by Bezeq to change its legal structure, it is reviewing all structural separation obligations in Bezeq and HOT groups and the need to revise them, including regulations to provide a solution for the discriminatory issues in the use of infrastructure. The Ministry noted that it is weighing whether the above application regarding the legal structure of Bezeq can be approved prior to the completion of the foregoing review. In the notice, the Ministry indicated that this application gives rise to concern that approval thereof at the present time could lead to strengthening of the Bezeq Group’s competitive advantages in the retail level at the expense of the different competitors. According to the notice, approval of the application at present will increase Bezeq’s incentive to discriminate against competitors in the use of its infrastructure and thereby leverage its advantage in the infrastructure segment over the service provision segment and strengthen the Group’s retail power, which in any event is already strong, prior to examination of the appropriate balances. The notice further indicated that in view of the foregoing, the Ministry is deliberating whether it is possible to approve the application at present and under which terms. Bezeq withdrew its application shortly thereafter.

On February 13, 2019, Bezeq’s Board of Directors approved a request by each of Bezeq’s subsidiaries, Pelephone, Bezeq International and DBS, to obtain approval from the Ministry of Communications for a change to the corporate structure, whereby the entire business and assets of each of the subsidiaries would be transferred to separate limited partnerships wholly owned by Bezeq (Bezeq as a limited partner, and a company (separate and different in each partnership) wholly owned by Bezeq, as General Partner).

Bezeq’s Board of Directors also approved a request of Bezeq to the Israel Tax Authority to obtain approval to transfer the business of the Subsidiaries to the said partnerships as a tax-exempt transfer in accordance with the provisions of section 103 of the Income Tax Ordinance and a request that the assessment arrangement dated September 15, 2016 concerning spreading the losses of DBS will also apply to the partnership with which it will be merged.

Wholesale services

Recently a wholesale market model has started being implemented in Israel, as part of which the obligation to sell wholesale services to other communications operators was imposed on owners of a country-wide fixed-line access infrastructure (Bezeq and HOT) to allow other communications operators to use Bezeq’s infrastructure at prices set out in regulations. As part of this, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners:

Wholesale BSA service

This service allows service providers that do not own infrastructure to offer their customers full internet services, including internet connectivity services (of the ISP) and internet infrastructure services (of Bezeq). Since launching the service, hundreds of thousands of customers have switched to receiving services through these service providers).

Wholesale service use of physical infrastructures

This service allows service suppliers without infrastructure to use Bezeq’s physical transfer communication cables infrastructure and dark fibers. Moreover, in the amendment to the Communications Law, as applied in the Economic Arrangements Law, (and separate from the wholesale service portfolio regarding use of physical infrastructures), Bezeq was required to allow other licensed domestic carriers, which are not necessarily suppliers without infrastructure, to use its passive transfer communication cable infrastructure to perform any telecommunications activity and provide any telecommunications services under their licenses. The same amendment also grants Bezeq the right to use physical infrastructure of other companies.

Wholesale telephony service

This service allows service providers that do not own infrastructure to offer their customers telephony service at wholesale tariffs using Bezeq’s network. Until August 2018, the temporary arrangement allowed Bezeq to provide the service in a resale format, meaning a format in which the service provider purchases a line and call minutes from Bezeq and receives a range of services (such as technical services) from Bezeq. According to the Ministry of Communications’ notice, as from August 2018, Bezeq is required to provide the service in a wholesale format, meaning a service format in which the service is provided through Bezeq’s switch, but the call also goes through the service provider’s switch, both as an isolated service and as a supplementary service to the BSA service. Since August 2018, Bezeq is prepared to provide resale services at wholesale prices (without technical services), although with this service the call does not pass through the service provider’s switch. The maximum tariffs which Bezeq may charge for providing the services are laid down in regulations. The regulatory provisions regarding the wholesale market, as well as its implementation and, affect a material part of the Group’s activities

To the best of Bezeq’s knowledge, the sale of wholesale services on the HOT network has been launched and Bezeq believes that at this stage, the volume of wholesale subscribers on the HOT network is not high.

Policy document

The wholesale services were established pursuant to the policy document dated May 2, 2012 in which the Minister of Communications adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq’s tariffs and to set wholesale service tariffs in the communications industry (the Hayek Committee). The policy document states that owners of country-wide fixed-line access infrastructures who provide retail services, including Bezeq, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. The document also stipulates the terms for cancellation of the structural separation and that within six months of publication of the Shelf Offering for the sale of wholesale services by the infrastructure owners, the Minister will take action to change to a method of oversight of Bezeq’s prices by the setting of a maximum price and within nine months, the Ministry will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

Further to the policy document, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners. The maximum tariffs that Bezeq is permitted to charge for these services were determined by the Minister of Communications with the agreement of the Minister of Finance in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014, or the Use Regulations. Tariffs for HOT’s wholesale services were first published on June 26, 2017. To the best of Bezeq’s knowledge, the volume of whole subscribers on HOT’s network is negligible. The volume of wholesale subscribers on HOT’s network is negligible at this stage, although Bezeq believes that is has recently increased.

BSA services

Bezeq started providing the service on February 17, 2015. This service allows service providers that do not own infrastructure to offer their customers full end-to-end internet services, including internet connectivity services and infrastructure services of Bezeq Since launching of the service, hundreds of thousands of customers have switched to receiving services through these service providers.

In the initial period of provision of the service, the Ministry conducted an oversight proceeding at Bezeq, which led to imposition of NIS 8.5 million in fines. Bezeq paid the amount of the fines and petitioned the court against this proceeding, which was dismissed in January 2018. On March 14, 2018, Bezeq filed an appeal against dismissal of the petition, which has not yet been decided. In addition, disputes erupted between Bezeq and the service providers regarding implementation of the service portfolio. These disputes concern the payments owing to Bezeq for the service and division of responsibility for installation and malfunctions.

In order to receive BSA services, it is necessary to connect to the service provider who receives the service from Bezeq to Bezeq’s network. On January 16, 2019, despite the operational difficulties indicated by Bezeq, the Ministry of Communications ordered Bezeq to immediately allow connection of the service providers to the multi-service access gateway (MSAG), in addition to its obligation to allow connection to the core and collection segment, according to the service provider’s election.

The Ministry held hearings on various issues related to implementation of this service. The main hearings on the matter dealt with mechanisms for reviewing and revising the demand forecast for the purpose of updating the wholesale market tariffs (in which a decision was made regarding reduction of the tariffs of the BSA service component, and the tariff was reduced in regulations), revising the service level (SLA) requirements, the procedure for movement of customers between operators, etc. Decisions have not yet been made in all the hearings.

On August 29, 2017, the Ministry of Communications published a second hearing (for the hearing published on November 17, 2014), on determination of the format for reviewing a margin squeeze by fixed-line broadband network owners in marketing offerings. A market squeeze is a situation in which the infrastructure owner decreases the retail prices and the margin between the retail prices and the wholesale price of the inputs of the infrastructure purchased by the service providers to a level that erodes the profit of the service providers to the point of being economically unfeasible to continue their activity. According to the secondary hearing, the Ministry is considering allowing the infrastructure owners to conduct their own review to rule out margin squeeze, by means of inspection tools to be approved by the Ministry (in addition to the limited advance review track). As considered, the effective tariff for the reviewed service or group of reviewed services will not be lower than the minimum price level set for marketing those services examined by the license holder. In the hearing, the term the “license holder” includes Bezeq, Bezeq International, DBS, HOT Broadcasts, HOT Telecom and HOT Net. Bezeq submitted its comments on the hearing whereby there is no reason to determine a format for examining margin squeeze, although if such format is determined, the independent inspection mechanism proposed in the hearing should be expanded. Bezeq believes that if the margin squeeze review format is applied, it could affect the ability of Bezeq and Group companies to market bundles with respect to the timing of the offers and the prices they will be able to offer.

Wholesale service use of physical infrastructures

The service portfolio entered into force on July 31, 2015 and accordingly, Bezeq allows suppliers without infrastructure to use its physical available-for-transfer communication cable infrastructure and the available dark fibers out of Bezeq’s available optic cables, while in order to connect to the service provider’s infrastructure to Bezeq’s infrastructure, the service provider must set up a passive infrastructure near Bezeq’s passive infrastructure facility. The work on Bezeq’s infrastructures is performed by the service providers through contractors on their behalf, pursuant to the Ministry of Communication’s decision and dismissal of Bezeq’s petition against it. Since the service is in a format that did not exist before, differences of opinion arise from time to time.

On April 16, 2018, the Ministry of Communications announced that after reviewing the comments of Bezeq and an ISP, it made a decision and ordered that Bezeq must allow the service providers to insert communications cables through Bezeq’s telecom manhole which is located at the opening of the conduit leading to private land, and to perform any necessary work in the manhole for this purpose, all without derogating from the service providers’ responsibility to obtain the landowner’s permission.

On January 16, 2019, the Ministry of Communications issued a decision regarding the service portfolio for mutual use of passive infrastructures, according to which pursuant to reviewing the comments received in the hearing published by the Ministry on August 9, 2018, it decided in the first stage to focus on regulating execution of the work of another domestic carrier (holder of a domestic carrier license, including an infrastructure owner, that uses the physical infrastructure of another license holder). Later, the Ministry intends to establish a uniform service portfolio, which will apply to all use situations, including mutual use, of physical infrastructures, but at the present time, it will apply to the infrastructure owners in parallel with the provisions applicable to all domestic carriers. The director’s provision and the service portfolio amendment that were attached to the decision stipulate unlike the original service portfolio, that for deployment, the operator using the infrastructure of the infrastructure owner will not be required to set up a passive infrastructure facility, even in the last manhole (the last manhole before the building). The infrastructure of another domestic carrier will be connected to the infrastructure of the infrastructure owner by the passive infrastructure component (conduit/duct pipes, etc.) to be installed between the passive infrastructure of the operator using the infrastructure (manhole, telecom cabinet, junction box, etc.) and the passive infrastructure facility of the infrastructure owner. The definition of the physical infrastructure available to an operator using infrastructure was expanded and includes communications rooms as well. The amendment and provision also anchor the right of the infrastructure owner to payment for the guidance activity to the employees of the operator using the infrastructure.

Use of Bezeq’s physical infrastructure by infrastructure owners

In the amendment to the Communications Law, as applied in the Economic Arrangements Law, the obligation of a licensed domestic carrier to allow other licensed domestic carriers (which are not necessarily license holders without infrastructure) access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) for performance of any telecommunications operation and provision of any telecommunications service under its license. This means allowing IBC to use Bezeq’s passive infrastructure and as from October 1, 2017 also HOT Telecom, at tariffs which according to the amendment to the Law are to be set by the Minister of Communications with the agreement of the Minister of Finance by April 1, 2018, whereas until these tariffs are set, the tariffs set in the Use Regulations will apply, and subsequent to setting the tariffs, retroactive settling of accounts will be carried out between Bezeq and HOT Telecom only. At present, tariffs and a special service portfolio have not yet been established.

On August 13, 2018, a hearing and draft regulations were published on determining the maximum payments for mutual use by infrastructure owners of access service to passive infrastructure, according to which the Minister is considering determining that the tariff will be the same as for the payments currently defined in the Use Regulations for a domestic carrier which is a special general license holder. A letter attached to the hearing dated August 9, 2018, concerning the service portfolio described above states that the Ministry is considering not setting maximum or minimum payments for service to be provided by other domestic carriers for which no payment was defined. On September 9, 2018, Bezeq submitted its comments on the hearing to determine the payments (together with an expert economic opinion), in which it argued that the distinction must be maintained between operators that do not own infrastructures and infrastructure owners, and certainly those governed by the obligation of universal service.

Wholesale telephony service

On May 18, 2017, the then Acting Minister of Communications issued a decision according to which Bezeq will provide telephony services in a resale format for one year from July 31, 2017, at prices set by the Minister (higher than the wholesale tariffs, in view of the service content). This decision is the result of a petition filed by Bezeq with the Supreme Court against the Minister of Communications’ decision of November 14, 2014 regarding provision of wholesale telephony services in the service portfolio format. The petition included claims that the service would be impossible to implement in the service portfolio format (BSA + telephony) and is unjustified. Provision of wholesale telephony services (at wholesale prices) on Bezeq’s network was postponed for the 14 months of the arrangement, when the option to extend the arrangement or turn it into a permanent arrangement will be reviewed (a recommendation on this matter will be the subject of a public hearing). On March 25, 2018 Bezeq wrote to the Ministry requesting that the Ministry extend the arrangement, at the current price and format. Bezeq clarified that the service format in the service portfolio is impossible to implement, unjustified and contradicts the global trend. The only way that will allow Bezeq to provide the service in the service portfolio format entails switch replacement and compelling Bezeq to perform a complex, disproportionate unauthorized and unjustified procedure.

On June 5, 2018, the Ministry of Communications informed Bezeq that it will not extend the temporary arrangement relating to telephony service in a resale format and that accordingly, as of August 1, 2018, Bezeq must provide wholesale telephony service in the format defined in the BSA + Telephony service portfolio and that Bezeq must provide this service both as a stand-alone service and as a supplementary service to the BSA service. Upon receiving this notice, Bezeq indicated that it does not expect to meet the deadline specified in the notice, further to its previous clarifications that the service format in the service portfolio cannot be implemented technologically and that it requires the replacement of a switch which is a prolonged, complex process, and that it intends to ask the Ministry to find a solution for this problem. After discussions with the Ministry, Bezeq offered, commencing August 1, 2018, telephony call minutes service and associated wholesale services in the wholesale market on the basis of the service portfolio in a technology format which is similar to the resale arrangement and with wholesale market tariffs. Bezeq’s license was revised two months later and included this service as voluntary. Bezeq also began the process of replacing the switch which will enable compliance with the service portfolio requirements.

In a letter dated January 29, 2019, Bezeq offered the Ministry of Communications another technological solution for the provision of wholesale telephony services. In view of the fact that this solution was intended to be temporary and implemented for a limited period, until replacement of the switch, and taking into account its estimation regarding the relatively low potential of customers of the service, Bezeq repeated its claim that the wholesale telephony services in the engineering outline defined in the service portfolio in a carrier preselection format on a telco-grade level was and still is impossible to implement on Bezeq’s switch.

On January 31, 2019, the Ministry replied that it does not intend to approve compliance with the service portfolio in advance, because after coordination with the service providers and launching of the service, the Ministry will review whether the breach has ceased, and it would not accept a solution that does not provide a full solution for the provisions of the service portfolio and is not based on the accepted engineering standards in communications networks.

Bezeq sent an appropriate characterization to the service providers. The negotiations with the Ministry of Communications and the service providers have not yet been finalized. In parallel, Bezeq is taking measures to complete its order for a new switch.

Bezeq reports that it believes that the implementation of wholesale telephony will impair its financial results. Bezeq also reports that it is unable to estimate the extent of the impact, which could be significant, given that it depends on different variables, including the volume of demand for the service, the price levels of substitute products currently available on the market (such as VoB), etc.

Supervisory reports and financial sanctions

On October 19, 2017, the Ministry of Communications sent Bezeq a final supervision report regarding implementation of a wholesale telephony service, or the Supervision Report, according to which Bezeq violated the provisions by failing to provide the wholesale telephony service on May 17, 2015. Concurrently with the Supervision Report, and after Bezeq had been found to have violated the provisions of the Use Regulations and Bezeq’s license, Bezeq was notified of the Ministry’s intention to impose a financial sanction on Bezeq in the amount of NIS 11,343,800. The Notice also stated that Bezeq must take affirmative action to comply with the instructions of the Ministry of Communications, since the Ministry is considering initiating another proceeding in the same matter. Bezeq submitted its arguments in writing against the intention to impose a financial sanction and against the amount of the financial sanction. Subsequently, on August 8, 2018 Bezeq received a “Supplementary Supervisory Report to the Final Supervisory Report Concerning Non-implementation of the Wholesale Telephony Service” as well as an “Updated Notice of its intention to apply financial sanctions concerning implementation of the broadband reform in which the Ministry of Communications announced its intention to apply financial sanctions of NIS 11,327,540 against Bezeq for the violation, as from August 1, 2018. The notice further states that the Ministry intends to take additional enforcement measures if the breach continues. On October 4, 2018, Bezeq submitted its position on the hearing whereby financial sanctions should not be imposed on it. On December 27, 2018, Bezeq received notification from the Ministry of Communications that the Director General of the Ministry decided to impose a NIS 11,163,290 sanction on Bezeq for its alleges breach of the provisions regarding implementation of wholesale telephony services. Bezeq filed a petition against the decision.

Additional regulatory aspects relevant to the entire Group or several Group companies

Change in interconnect tariffs. The Bezeq Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks. The interconnect fees are determined by the Ministry of Communications as the maximum tariffs in the interconnection regulations. Changes in the interconnect tariffs have an offsetting effect at the Bezeq Group’s level, in view of their impact on both the expenses and revenues of Bezeq and its subsidiaries.

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

Amendments of licenses and additional legislation

Call center response times

The amendment to the licenses of Bezeq, Pelephone and Bezeq International prescribes provisions concerning the obligation to route calls on certain matters to a professional human responder, call waiting times as well as provisions concerning call center work hours, the recording and documenting of calls and reporting obligations.

The amendment will go into effect on the effective date of the Consumer Protection Law (July 25, 2019) and includes provisions dealing with the waiting time for a human response. DBS submitted an application to amend its license because the amendment to the Consumer Protection Law applies to it as well.

Bezeq is making preparations to implement the amendments, which could lead to an increase in the costs of operating the call centers of the Bezeq Group’s companies.

Hearing on the subject of IPv6 protocol (internet addresses)

On October 16, 2018, the Ministry of Communications published a hearing which includes a draft amendment to the operators’ licenses, including those of the Bezeq Group companies, in connection with a transition to IPv6 protocol. IPv6 defines the number of possible legal addresses on the Internet, in view of the fact that current protocol has a limited number of addresses. According to the draft license amendment, Bezeq will be required to operate the network and its components so as to fully support IPv6 according to the provisions of the draft amendment, and to voluntarily transfer existing subscribers (by updating the software version of the terminal equipment whenever a technician visits the subscriber) and new subscribers to addresses on IPv6. The transition to IPv6 may entail increasing costs from the need to replace equipment, and the subject will be assessed by the Bezeq Group companies that have submitted their comments to the hearing.

Consumer legislation and privacy protection laws

Changes in consumer legislation affect the operations of the Bezeq Group’s companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations concerning the cancellation of transactions even after service has begun, disconnection from on-going services, the need for the customer to give express consent to continue transactions after the end of the specified period and sending of messages, provisions concerning a refund of charges collected from the subscribers which are not in accordance with the communication agreement plus fixed handing charges prescribed in the Law, restriction on debt collection procedures, maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers’ homes. Various bills have also been tabled in the Knesset introducing further amendments to the Consumer Protection Law which may affect the terms of the agreement and the conduct of the Bezeq Group companies towards their subscribers.

Likewise, the activity of the Bezeq Group companies is affected by the Privacy Protection Law and its regulations with respect to management and maintenance of databases and the information security which they contain. In May 2018, the Privacy Protection Regulations (Information Security), 2017 entered into force imposing various obligations on database owners, including obligations to establish procedures and conduct risk assessments in terms of information security, when some of the obligations apply to all types of information databases while others depend on the security level of the database.

Enforcement and financial sanctions

Over the last few years, the Communications Law, the Economic Competition Law, the Securities Law, the Consumer Protection Law and the Telegraph Ordinance were amended, giving the regulators powers of enforcement, supervision and imposition of substantial graded fines for violation of these laws or regulations and their provisions. A similar bill to amend the Protection of Privacy Law, 1981, which also includes changes in the penal part of the law, is in advanced stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation affects the way in which the Bezeq Group companies manage their affairs, in part with respect to concern for imposition of sanctions, their ability to protect themselves, etc.

The Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose fines on Bezeq for ongoing regulatory matters as well as matters pertaining to implementation of the wholesale market.

Moreover, provisions enabling administrative enforcement by means of imposing fines or an administrative warning are anchored in an amendment to the Telegraph Ordinance under the Economic Arrangements Bill.

The Market Concentration Law

The Market Concentration Law was published in December 2013. The law prohibits a tier company (public traded or bond issuing companies that are a reporting entity), which is a second-tier company (a tier company whose controlling shareholder is not a tier company), from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019). Mechanisms were also prescribed allowing certain arrangements to be made to purchase shares and make early redemption of debentures offered to the public, in order to comply with the provisions of the law.

For the purpose of the law, Bezeq is considered a third tier company, and accordingly, if by December 10, 2019, B Communications remains a tier company, it will not be allowed to control Bezeq (from a control permit perspective) from that date.

Special provisions concerning directors in a third tier company during the transition period

Under the law, special provisions currently apply to Bezeq as a third tier company concerning the composition and appointment of Board of Directors. These provisions include a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the Board members less one, unless stipulated otherwise in statutorily authorized regulations.

Under the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, since as of the report publication date, one director who was appointed according to the proposal of the workers’ union serves in Bezeq, the number of external directors required under the Market Concentration Law will be less than the number of directors appointed under the proposal, provided that the external directors account for at least one third of the Board members. Currently, Bezeq complies with the terms of the Market Concentration Law and its regulations in this matter.

Restrictions on providing credit to business groups

Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder).

Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity

The law prescribes a special, restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”. A list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses are required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators and cellular operators), broadcasting licenses, and other areas. Bezeq and the companies that it controls are included in the list published by the Competition Authority and are considered highly concentrated entities. The procedure prescribed in the law in relation to the allocation of a right to a highly concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (Bezeq included) at the rates defined in the law, to a highly concentrated entity.

Regulatory restrictions

The Communications Law, Communications Order (which applies to Bezeq) and some of the communications licenses of the Bezeq Group companies contain a restriction on granting of rights to a third party on assets used to provide the critical service or on the assets of the license, as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone’s cellular operator’s license, and Bezeq International’s unified license, there are exceptions permitting the creation of charges in favor of banks without the need for the regulator’s advanced approval, provided that the charge agreement includes instructions to ensure that the services rendered under the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions).

Contractual restrictions

Bezeq has provided undertakings to certain financing entities not to pledge its assets without simultaneously creating a charge of the same class, rank and amount (negative charge), subject to specific exceptions.

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

The following are the main control arrangements over Bezeq’s prices:

●	Under the Communications Law, the Minister of Communications is entitled, with the approval of the Minister of Finance, to determine payments (including maximum payments or minimum payments) for services from a license holder. The payment can be determined on the basis of (1) the cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) reference points deriving from: payment for services provided by the license holder; payment for comparative services; payments in other countries for such services.

●	Tariffs fixed in regulations - the tariffs for Bezeq’s controlled services (telephony and others) which are stipulated in the regulations, were updated in accordance with a linkage formula less an efficiency factor provided in the regulations, so that on average, Bezeq’s controlled tariffs erode in real terms. After five years without any update to the regulation tariffs, on May 23, 2018, the Ministry of Communications announced an update of Bezeq’s tariffs stipulated in the regulations, effective from June 1, 2018, based on the update formula set out in the Communications (Telecommunications and Broadcasts) (Calculation and Linkage of Payments for Telecommunications Services), 2007, so that the tariffs for the services provided by Bezeq which are stipulated in the regulations will be reduced by 11.88%, except for the fixed monthly payment for the telephone line, which will remain unchanged. According to the Ministry’s announcement and in Bezeq’s estimate, the implication of this tariff change is an annual decline of NIS 16 million in Bezeq’s revenues.

●	The Ministers of Communications and Finance are authorized to prescribe interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions.

●	If tariffs that are neither at the maximum nor minimum levels are determined for supervised services, Bezeq may offer an alternative payments package for a bundle of telecommunication services at such fixed payments, provided that the Ministers of Communications and Finance do not oppose the package. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who use the services offered in the package, and that the smaller the market share of the Bezeq Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be.

●	If maximum or minimum payments are determined according to Sections 5 or 15 the Communications Law, for telecommunication services provided to another license holder, Bezeq may indiscriminately offer any other license holder an alternative payments package for the bundle of services at maximum or minimum payments, and such services together with services for which payment has not been determined according to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

●	Bezeq may request a reasonable payment for a service for which a payment is not determined according to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister of Communications may require Bezeq to notify him of any payment Bezeq intends to request as set out above and of any change in the payment prior to the provision of the service or the change. If the Minister of Communications determines that Bezeq intends to request an unreasonable payment, or a payment that raises suspicion of harming competition, the Minister may set (for a period not exceeding one year) the maximum payment it may request for the service or separation of the payment for the service from the payment for the bundle of services.

On June 27, 2017, Bezeq received a hearing letter from the Ministry of Communications that two alternative supervisory mechanisms for the current tariffs of telephony (and other services for which the tariffs are fixed in regulations):

●	To convert the existing supervisory method that sets fixed rates (FIX) to maximum rates; the main telephony services (telephone line - NIS 57.92 including VAT, and 1.87 agorot including VAT for calls) will be set in relation to the updated costs structure; for most of the additional services, the present tariff will become the maximum tariff and price control will be lifted for some of the services.

●	To remove price control from the main telephony services - telephone line and calls, and from additional services that are currently supervised in the form of fixed tariffs, and to set a maximum price for a “supervised bundle” which will include a telephone line and call minutes which Bezeq will offer customers who wish to subscribe to this service, similar to the alternative payments package currently offered by Bezeq for which there is most demand.

Similarly, it was proposed that only existing subscribers of the alternative payments package for the “Kav Kal” (Light Line) service will be able to continue to receive it. The Ministry of Communications is also considering determining that price control will be lifted on PRI channels and the price control on their call components will be canceled. Bezeq submitted its comments on the hearing, opposing the proposed tariffs. Bezeq believes that the change in the control mechanism being considered in the hearing, insofar as this change is implemented, will negatively affect its financial results. Bezeq believes that its retail tariffs will be affected in parallel also as a result of the setting of wholesale prices for telephony services.

On March 18, 2019, the Ministry published a hearing to regulate the maximum payments for the wholesale services of the infrastructure owners between 2019-2022. According to the hearing, the Ministry intends to revise the prices based on the assumptions concerning the scope of demand, the equipment price trends and the effect of the costs of providing the service in the economic model. Bezeq is studying the hearing documents. Until completion of the hearing process (and after the secondary hearing on the subject), the Ministry of Communications will extend the applicability of the maximum payments for wholesale services to 2018, so as to continue to apply from 2018 onwards. Prior to extension, the Ministry published a hearing noting that the key trends in the market, including the demand trends and decrease in equipment prices, indicate that the cost of providing the wholesale services is declining over time.

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

On October 15, 2018, the Knesset approved the government’s announcement under Section 31(B) of the Basic Law: The Government, that it will transfer to the Minister of Communications powers invested in the prime minister under Sections 4D through 4E2 of the Communications Law, including powers exercised by virtue of the Communications Order, as well as Section 13 of the Communications Law.

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

Economic competition laws

The Competition Commissioner (formerly, the Antitrust Commissioner) declared Bezeq a monopoly in the following areas:

●	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.

●	Provision of high-speed access services through the access network to the subscriber.

●	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner’s declaration of Bezeq as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings. Bezeq has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of Bezeq and its employees are carried out in accordance with the provisions of the Economic Competition Law.

According to the conditions of the Competition Authority’s approval dated March 26, 2014 of the merger (as defined in the Economic Competition Law) between Bezeq and DBS, the following restrictions apply to Bezeq and DBS:

●	Bezeq and any person authorized by it (in this section: “Bezeq”) will not impose any restriction on consumption of fixed-line Internet infrastructure services stemming from the accumulated browsing volume of the customer, and will not cause the option granted to a customer to use any service or application provided over the internet to be restricted or blocked.

●	Bezeq will deduct amounts for provision of multi-channel television services from the Internet provider payments for connection to Bezeq’s network.

●	Bezeq will sell and provide internet infrastructure services and television services under equal terms to all Bezeq customers (the sale of Internet infrastructure services as part of a service bundle will not be considered a sale under unequal terms).

●	Bezeq and DBS will cancel all exclusive arrangements regarding non-original productions and will not be party to such exclusive arrangements (except with regard to a third party who is the broadcast license owner at the date of the decision). In addition, for two years from approval of the merger (which have passed in the interim), Bezeq will not prevent any entity (other than anyone who is a broadcast license owner at the date of the decision) from purchasing rights in original productions (does not apply to new productions).

As part of the approval of the merger of Bezeq and Pelephone on August 26, 2004 (as subsequently amended), restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which Bezeq is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and restrictions on certain joint activities.

As part of the merger approval of Walla and Bezeq of September 12, 2010, terms were imposed restricting discrimination in favor of Walla vis-à-vis its competitors.

On November 16, 2014, Bezeq received the decision of the Deputy Commissioner of the Competition Authority pursuant to Section 43(A)(5) of the Economic Competition Law, to the effect that Bezeq had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Economic Competition Law in setting a negative margin by determining lower prices for Internet and telephony services than for internet infrastructure only, in a campaign. The decision states that these prices places competitors who wish to offer this service at a disadvantage. On March 20, 2018, pursuant to the agreed application of the parties, a ruling was issued by the Competition Tribunal in the appeal filed by Bezeq against the decision, according to which the earlier decision was null and void, i.e. as though it was never handed.

On March 7, 2018, Bezeq received notification from the Competition Authority that in accordance with the authority under section 43(A)(5) of the Economic Competition Law, the Competition Commissioner is considering determining that Bezeq abused its position in contravention of section 29A(a) and Section 29A(b)(3) of the Law, and imposing financial sanctions on Bezeq and its CEO for an alleged breach of the provisions of Section 29 of the Law and the foregoing sections. According to the notice, the evidence in its possession indicates that Bezeq allegedly made use of its market strength as a result of its control of the passive infrastructure and has placed obstacles in the way of new players who wish to use Bezeq’s passive infrastructure to install communications networks that will be used to compete with Bezeq in providing communications services to consumers, such that this was likely to deter them and prevent them from setting up an independent fixed-line communications network or at least to delay them and limit the scope of the network. According to the notice, Bezeq’s actions raise concerns of harm to the end consumer. The alleged violative acts by Bezeq are blocking access to private areas and demanding the cutting of fibers. In the light of the foregoing, the Competition Commissioner is considering whether in respect of the two violations Bezeq abused its monopoly position, contrary to the provisions of the Law, and is considering imposing an overall fine of NIS 30,953,000 on Bezeq and NIS 736,800 on Bezeq’s CEO. On August 5, 2018, an oral hearing took place at the Competition Authority prior to which Bezeq and its CEO submitted their position in writing. The position submitted to the hearing included arguments and evidence that there had been no fault in Bezeq’s actions and it had not breached the Economic Competition Law, and there is therefore no reason to apply any enforcement powers by virtue of the law (including sanctions) and that the determination being considered should not be published. In this context, Bezeq and its CEO pointed out factual errors that were included in the Competition Authority’s notice with respect to the methods of inserting cables in the conduits. Since the hearing commenced, Bezeq has received additional requests for information from the Competition Authority, and Bezeq replied to them. Subsequently, on March 12, 2019, the Authority notified that the errors raised and the findings of other tests conducted did not change her intention to exercise the powers as set out above. Bezeq and its former CEO were granted the right to present their arguments to the Commissioner about the additional findings by May 12, 2019.

On January 10, 2019, an amendment to the Economic Competition Law entered into force (in this amendment, the name of the law was changed from the Antitrust Law to the Economic Competition Law), the main points of which are:

●	Imposition of an independent and increased obligation on officers to oversee and prevent breaches of the Law.

●	Exacerbation of criminal punishment for a cartel - five years imprisonment without requiring aggravating circumstances.

●	Increasing the maximum amount for imposition of financial sanctions up to NIS 100 million (for each breach).

●	Another definition of a monopoly based on a market power test (in addition to the alternative of anybody that holds a market share of over 50%).

●	Increasing the aggregate sales turnover that requires merger notices to NIS 360 million.

The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum and applies to Bezeq’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies. The Government deals with the shortage of radio frequencies for public use in Israel (partly due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies and providing incentives for efficient use of frequencies.

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

In 2008, a draft amendment to NOP 36A (NOP 36/A/1) was tabled. The draft amendment mainly deals with changing the guidelines for the licensing of small and miniature broadcast installations, including determination of different licensing tracks (fast and standard) depending on the location and the public safety range of each installation, and indemnification arrangements for compensation claims under Section 197 of the Planning and Construction Law was submitted to the government. No decision has been made on the subject since then. If adopted, the draft amendment may give rise to practical difficulties which could impede Bezeq’s ability to provide the public with some of the services it is required by law to provide.

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

Bezeq has obtained the licensing for 71 installations in the Administered Territories (a few other sites have not been organized). Moreover, in November 2016, Bezeq received a notice from the Civil Administration (Communications Staff Officer) that it must also organize the licensing of the facilities on the customer’s premises (as opposed to the foregoing facilities in Bezeq’s possession). Bezeq estimates that there are dozens of sites and it has started organizing the licensing according to the requirements of the Communications Staff Officer.

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

Pelephone

Statutory provisions relating to the environment applicable to Pelephone’s operations. The broadcast sites used by Pelephone are “radiation sources” as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

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

Site construction licensing. Pelephone’s cellular service is provided through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites and with two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36A) and wireless access devices which are exempt from a building permit under the Communications Law and the Building and Planning Law.

Building permits for erecting a cellular broadcasting facility under NOP 36A. Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36A, which came into force in 2002. The licensing procedure under NOP 36A requires that the following permits be obtained: a. An erection and operating permit from the Ministry of Environmental Protection; b. approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. As at Reporting Date, Pelephone has deposited 650 such indemnity notes with various local councils.

Notwithstanding the current format of NOP 36A, Pelephone (and to the best of its knowledge, also its competitors) encounter difficulties in obtaining some of the required permits, and in particular permits from planning and construction authorities.

In view of the criticism against NOP 36A by various entities, a proposed amendment of NOP 36A was published about ten years ago (“Proposed New NOP 36/A”), which is more stringent and onerous that the current version, and could make the options for obtaining construction permits for cellular sites using this track more difficult. The amendment to NOP 36A has not progressed in recent years, however the need and desire to amend NOP 36A remains.

In two administrative petitions filed against cellular companies, including Pelephone, with the Haifa District Court, the legality of building permits granted under NOP 36A for cellular broadcasting installations are being questioned. The petitioners’ main arguments, in both petitions, were that the frequencies used by the cellular companies do not match the frequencies stipulated in NOP 36A. On April 12, 2018, a judgment was handed in one of the petitions accepting the arguments of the cellular companies and of the appeals committee, that was represented by the Haifa District Prosecutor’s Office, and which determined that notwithstanding the use of frequencies that were changed during the development of the cellular infrastructure, the building permits are valid. On October 17, 2018, a judgment was handed in the other petition relating to the same matter, under which a contradictory ruling was made regarding the interpretation of the NOP and the alleged invalidity of the building permits granted (however, no demolition orders were issued). Appeals were filed with the Supreme Court against both judgments, and as yet they have not been heard.

As part of the “pergola reform” - Amendment 101 to the Planning and Building Law, 1965, on August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force. Regulation 34 provides that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to compliance with a combination of conditions and exclusions, including consistency with the plans and the applicable spatial instructions, to be determined by the local planning committees. This exemption regulation is not practical due to one of the conditions therein, and has not been used.

Access devices exempt from building permits. The second track under which Pelephone sets up broadcasting sites is the access installation track. The access installations are subject to obtaining specific radiation permits, but are exempt from obtaining a construction permit provided that they are erected under the conditions that are set out in the exemption provision (section 266C to the Law).

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone’s position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, with the Supreme Court.

Furthermore, a judgement was handed by the Supreme Court in the petition regarding this exemption and other matters relating to granting of permits for access installations tracks. Due to this petition and the opinions of various people, in 2010 a draft Planning and Building Regulations (Construction of a Cellular Wireless Communication Access Installation) 2010 was published.

On October 24, 2018, the Planning and Building Regulations (Installation of Wireless Access Facility for Cellular Communications) 2018, were published. The Regulations restrict and provide additional contingent conditions on the establishment of a wireless access facility that is exempt from building permit. Among other conditions, the Regulations stipulate that the safety horizontal range for public health will not exceed 4 meters, or 6 meters in the event of combining wireless access facilities of more than one license holder or combining wireless access facilities of the same license holder that transmit over two separate technologies, if one of them is a new generation technology. The regulations also allow modifications to an existing facility, replacement of an existing facility with another facility or relocation of an existing facility, provided that afterwards, the same facility remains on the same roof, or that the replacement of the facility does not change the number of installations on the same roof. Furthermore, the regulations allow, under a shortened licensing process, for the relocation of up to two existing facilities to the roof of another building, and the erection of up to ten new facilities by the same license holder in one calendar year. The regulations further stipulate that a facility may not be relocated to the roof of a building that has seven or more broadcasting installations, and that no new installation may be erected on a roof with several broadcasting facilities, unless the roof area exceeds 500 square meters.

On December 23, 2018, the High Court of Justice issued a ruling regarding the exemption for a wireless access facility. The judgment states that in view of the significant changes that have been made in the regulatory foundation and factual basis since the petitions were filed, it appears that the petitions are no longer applicable and are to be dismissed, while the Petitioners’ fundamental arguments are reserved. The Access Installation Regulations as published, severely restrict the option of using the building permit exemption track for erecting cellular access installations.

Pelephone currently operates 446 wireless access installations.

In specific enforcement proceedings, that are adopted from time to time, additional arguments arise as to the manner in which the exemption may be used, including compliance with the regulating standards. If Pelephone facilities fail to comply with the conditions set out in the Regulations, there will be exposure, with regard to those facilities, for the need to dismantle or adjust the installations.

On March 27, 2018, an exemption provision was added to the building and planning (Exemption of Permit) regulations for a micro broadcasting facility, as defined in the regulations. The regulations further stipulate that the installation of a broadcasting facility and its external components on an existing building or facility is exempt from a building permit, subject to compliance with cumulative conditions.

Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network. There are also deployment difficulties in Judea and Samaria, where a special system of laws applies.

The inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the mobile telephony license. A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites that have not yet been granted the requisite building permits.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone’s officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

Standardization. Pelephone complies with the 2015 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2019.

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

On July 31, 2016 Pelephone and the government entered into an agreement under which Pelephone will provide mobile telephony services for an estimated 100,000 governmental employees for three years, with the government having an option to extend the agreement for up to 45 months in addition to the 36 basic months.

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

Since 2013, the Ministry of Communications has conducted hearings with regard to the re-regulation of the international telecommunications market. Originally, the proposed regulation enabled any fixed-line domestic operator or mobile telephony operator to provide international telecommunications services as part of the service bundles they offer to their subscribers, with conditions, as well as international data transmission and configuration services. Resolutions adopted subsequent to this hearing could have a significant impact on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International’s operations. According to Bezeq International, it is unable to estimate the scope of the new regulations that are expected to be adopted subsequent to the hearing.

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

Further to the Minister of Communications decision in 2017 adopting most of the recommendations of the advisory committee on the regulation of satellite and cable broadcasting and content, that was published in 2016, and the review of portions thereof by special purpose taskforces , a number of measures were legislated or are in the process of legislation:

In July 2018, a Communications Law (Telecommunications and Broadcasts) memorandum was published. Based on the memorandum’s provisions, its goal is to change the regulatory format of the multi-channel television market and adapt it to technological developments, so that regulation will apply to audio-video content providers transmitting content to the Israeli public with total revenue from NIS 350 million, regardless of the type of technology used for transmitting the content, thereby encouraging competition and reducing the regulatory burden. According to the memorandum, the basic package will be canceled, and license holders will be allowed to offer content packages, provided that any channel offered in the package will also be offered separately, and the existing powers with regard to a basic package will be preserved. If the memorandum is enacted as proposed, regulation is expected to apply to both DBS’s satellite operations and its online services. This is the beginning of a legislative process and there is no certainty that the Memorandum will become binding legislation in its proposed form or at all.

In February 2018, Amendment No. 44 to the Second Authority Law was enacted, according to which a license holder broadcasting a commercial channel, including a license holder that broadcasts a niche channel, will be under Second Authority supervision and subject to compliance with the conditions set out in the Law. The Law also imposed different regulatory rules on various types of commercial licensees and empowers the Minister of Communications to decide that these licensees will not be charged transfer fees for a period of five years.

In 2018, a government bill was discussed in the Knesset which deals with sports content, including granting license for content producers or a significant sports operator to broadcast a sports channel.

Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of satellite subscribers subscribe to campaigns offering DBS services, including various combination content packages, related services, and receipt and installation of terminal equipment, at prices below the listed price.

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

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. To date, no such prices had been set. In addition, the Minister may fix the price of the basic packages.

In 2016, the Council’s decision regarding its policy on special offers and applicability of transparency provisions came into effect.

Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council’s decisions, in 2018 and 2019, DBS is required invest an amount no less than 8% of its revenue from subscription fees in local productions, and according to the Communications Regulations and the decisions of the Council, DBS is required to invest various amounts of such investments in different genres of local productions.

In December 2018 the Council decided to defer until 2020 applicability of its previous decision according to which the obligation to invest in local productions would increase to 9%. The Council further decided that in 2019 it will hold a further discussion to review the prevailing legislative status and the financial situation of the license holders, including the formula fixed in the decision for the rate of investment and will issue provisions if it deems fit.

Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment (“Transmission Fee”) to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council, while mini niche channels are exempt from paying Transmission Fees to HOT and DBS. In February 2018, an Amendment to the Law was passed regulating the Minister’s power to require that broadcasts by small providers be transmitted in accordance with the Second Authority Law (that do did not have designated licenses prior to the amendment to the Law), while taking under consideration the satellite capacity of satellite broadcasting licensees.

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

General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees to the Ministry of Communications in the amount of NIS 30 million (principal), such amount was increased to NIS 40 million at present.

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

A preliminary draft bill, in Israel’s Knesset, named Communications Law (Telecommunications and Broadcasts) (Content Suppliers Regulation) was published in July 2018.

According to the proposed bill, the purpose of the new amendment to the law and the need for it are to change the current regulation structure in the multi-channel television market and adapt it to technological developments, so that regulation will be applied to audio-video content providers (having a minimum amount of revenues) transferring/broadcasting content to the Israeli public, while encouraging competition and reducing the regulatory burden.

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2018, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

Bezeq

Most of the equipment purchased by Bezeq for data communication, switching, transmission and radio systems has been specially modified or developed for its use, and the ability to obtain support other than through the manufacturer is limited. Bezeq relies on manufacturer support from a number of its key suppliers for certain of its systems and may have difficulty replacing them. Bezeq’s key suppliers include:

Supplier	Area of Expertise
Alcatel-Lucent Israel Ltd.	Metro transmission and access systems to the NGN
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to Bezeq’s switching network
Mavenir	Switching exchanges for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
IBM	Hardware and backup, restoration and survivability solutions for systems and infrastructures, and storage equipment
VMware	Infrastructure for most of the virtualization of the servers

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

Another significant supplier of Pelephone is Samsung, with which Pelephone does not have an agreement requiring the purchase of a minimum annual quantity, and purchases from Samsung are on the basis of orders that

Pelephone’s purchases from Samsung in 2018 accounted for more than 10% of Pelephone’s purchases from all of Pelephone’s suppliers, however less than 5% of the Group’s purchases (consolidated) from all of its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

The cellular infrastructure equipment for the UMTS/HSPA and LTE networks is manufactured by LM Ericsson Israel Ltd. which is a supplier of Pelephone for the deployment of the fourth generation radio network (LTE). Ericsson is also a material supplier of Pelephone in the field of microwave transmission. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the acquisition of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson for the support for this network and its expansion. In addition, the cellular network uses transmission, for which Bezeq is Pelephone’s main supplier.

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

DBS

Terminal Equipment.

DBS installs a receiver dish and other terminal equipment in its subscribers’ homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed leasing fee paid during the entire period the services are received or are lent to subscribers.

In 2018, DBS purchased HD Zapper and 4KPVR decoders manufactured by Altech Multimedia International (Pty.) Ltd. The 4KPVR decoders were purchased from Draco Inc. and the HD Zapper decoders were purchased from OSI Maris Ltd, an affiliate of Draco Inc. In 2018, the cumulative purchase volume from Draco and OSI amounted to NIS 88 million.

Following Altech’s announcement that it intends discontinuing its decoder manufacturing operations in November 2018, an agreement was signed in July 2018 between DBS, Altech, Draco and OSI (with a commitment to back up Altech’s obligations by a corporation that indirectly holds control of Altech) that regulates the transfer of intellectual property rights for ZAPPER HD decoders and 4K PVR decoders manufactured by Altech to DBS and alternative manufacturers, as well as other obligations regarding the foregoing orders for decoders and commencement of production of these decoders by an alternative manufacturer. The agreement also included cancellation of the previous agreements for the supply of these models of decoders, as well as a comprehensive and mutual waiver by the parties of claims and lawsuits relating to both models of decoders and the supply agreements.

In July 2018 DBS signed two supply agreements with an alternative decoder manufacturer and OSI, according to which Skardin will manufacture (as an alternative manufacturer) and OSI will import, sell and supply HD Zapper decoders and 4K PVR decoders to DBS. Supply of these decoders manufactured by Skardin has begun.

DBS is dependent on Skardin as the manufacturer of the decoders. Purchasing decoders of other manufacturers does not involve, in itself per se, substantial additional cost, however will require significant preparation for engaging with such other manufacturer (and possible also another supplier) and modification of new decoders that will be manufactured for DBS’s broadcasting and distribution systems, which could, particularly in the event of short notice termination of contract, cause DBS loss of income. Switching the decoder supplier (OCI) with another supplier is expected to involve a preparatory period which will be required for engaging in alternative contracts and changes in the supply and maintenance system.

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

In May 2018, Cisco notified DBS about the pending sale of its services for multi-channel television provider operations to a third party, Synamedia, and in October 2018 DBS received notice that the sale of the this operation had been completed and that Cisco was seeking to assign its agreements to Synamedia. The parties are negotiating this request.

Computerized billing system. DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited, or together, NetCracker.

DBS is dependent upon NetCracker’s system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. The current project agreement for services and technical support is until the end of 2019. In 2018, DBS’s payments to NetCracker were not material.

Space segment leasing agreement

Under the 2013 agreement with Spacecom Communications Ltd., DBS leases Amos satellite space segments. The term of the Spacecom Agreement ends in 2028 (subject to the early termination options). Under the provisions of the Spacecom agreement, DBS leases space segments on the satellites, Amos 3 (the estimated end of life of which is until the beginning of 2026), Amos 7, in which Spacecom owns the right to lease space segments, and which was leased to DBS until February 2021, while Spacecom undertook to exercise the option granted by the owner of the rights in the satellite, to extend the lease for an additional year, if by the deadline for exercising this option it becomes clear that it will not be able to position Amos 8 by February 2021.

According to the Spacecom agreement, Spacecom has undertaken to make the best possible efforts to position, Amos 8, by February 2021, in which event as of that date, DBS will lease space segments on Amos 3 and Amos 8 and after the end of Amos 3’s life, only on Amos 8. As Amos 8 will not be positioned until February 2022, DBS will lease space segments on Amos 3 until the end of its life and will have the right to lease space segments on Amos 8 as soon as it is positioned.

Throughout the term of the Spacecom Agreement (and subject to non-availability incidents) DBS will lease 12 space segments from Spacecom on the relevant satellites, as provided in the Agreement for the various periods. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement. In the event that Amos 8 is not positioned by February 2022, DBS will lease ten space segments on Amos 3.

In April 2018, DBS began to lease a space segment on Amos 7 in place of a space segment on Amos 3, pursuant to an amendment to the Spacecom Agreement, which is valid until September 2019.

The estimated total nominal cost for the duration of the term of the lease (from 2017) is US$ 263 million, reflecting an average annual cost of US$ 21.9 million, subject to discount and reimbursement mechanism as set out in the Spacecom Agreement.

The Spacecom agreement provides a right for early termination without cause, subject to prior notice of 12 months and payment of a consideration based on a mechanism set out in the Agreement. The right for early termination was also provided for a delay in the agreement for the building of Amos 8 coming into effect, and for early termination at the end of Amos 3 useful life, due to unavailability of Amos 8 satellite, without requiring payment of any compensation and according to the conditions set in the agreement.

In December 2018, after receiving the recommendations of the independent committee, DBS notified Spacecom that it would not amend the Spacecom Agreement and reserves its right not to lease space segments on the Amos 8 satellite in the event of any delay in positioning it. DBS will continue to explore the various alternatives available to it.

DBS estimates that, taking into account, among other things, the cancellation of the agreement for the construction of Amos 8, the positioning of Amos 8 is not expected to be executed by February 2022, in which case DBS will lease space segments on Amos 3 only.

Leasing fees in 2018 amounted to NIS 78 million. DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments.

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

The following is a list of Bezeq’s assets in accordance with the material rights on the asset. Furthermore, Bezeq has an interest (migration rights, etc.) in other real estate (such as for the construction of offices and laying cables):

Right	Number of Assets	Plot Area (thousand sq. m.)	Built Area (thousand sq. m.)	Notes

Ownership, lease or right of lease	312	872	116

Of these properties, 306 properties cover an area of 842 thousand sq. m. and 95 thousand sq. m. built up are for communication needs, and the remainder for administration needs.

19 are jointly owned with the Ministry of Communications and/or Israel Postal Company Ltd., with whom an agreement was signed to define and regulate the rights of the parties in these properties.

Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in Bezeq’s opinion this does not create material exposure.

Lease	332	30.5	64	Of which, 315 properties on an area of 13 thousand sq. m. are for communication needs, and the remainder for administration needs. Of which, approximately 2 thousand sq. m. are sublet.

Miscellaneous rights in ‘residential rooms’	2,264	N/A	28 (based on estimate)

These are rooms for cables and installations for residential communications.

For most of the assets, the rights for use are granted to Bezeq under the Communications Law and its regulations, and there is no written rights arrangement with the property owners. In Bezeq’s estimation and based on past experience, this does not create material exposure.

Right of capital lease	An asset in Sakia (near the Mesubim junction)	70 net	-	The property was sold in 2019.

Registration

At present, Bezeq’s rights in a considerable number of its real estate assets are not registered in the Lands Registry and therefore they correspond to contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Lands Registry.

Real estate settlement agreement

On March 10, 2004, a settlement agreement among Bezeq, the Administration and the State of Israel, or the Settlement Agreement, was validated as a court decision. The Settlement Agreement concerns most of the real estate assets transferred to Bezeq under the asset transfer agreement signed for commencement of Bezeq’s business activity. The Settlement Agreement provides that the assets remaining in Bezeq’s possession have the status of capitalized leases, and subject to the execution of individual lease contacts, Bezeq will be entitled to make any transaction in the properties and to enhance them. The Settlement Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Settlement Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy or to the administration for an increase in value, if a betterment levy was paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms enumerated in the Settlement Agreement. Bezeq returned 15 properties and two additional properties will be returned after Bezeq receives substitute replacement properties, as provided in the Settlement Agreement.

Sale of real estate

Bezeq is continuing to take measures to sell properties which are inactive and/or can be vacated relatively easily without incurring significant expenses, based on a list presented to Bezeq’s Board of Directors from time to time. The migration to the NGN is allowing Bezeq to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the migration.

During the past year, Bezeq sold real estate assets that were inactive or could be vacated relatively easily, some of which sales were material in prior years (in 2018, other than the sale of the Sakia property described below, such sales were not material). Bezeq completed the sale of most of the properties (in terms of value) which met this definition and also intends to complete the sale of the remaining properties of this type in the forthcoming years. Selling these remaining properties is likely to generate additional capital gains for Bezeq in material amounts (although at a substantially lower amount than the capital gains recorded by Bezeq in recent years).

Property in Sakia

On January 21, 2018, Bezeq signed an agreement for the sale of the Sakia property to Naimi Towers Ltd for a total of NIS 497 million plus VAT, whereas this amount may increase up to a total of NIS 550 million if the buyer, according to its rights under the agreement, postpones the payment date of up to two thirds of the consideration to December 31, 2022.

On May 21, 2018, Bezeq received a demand for permit fees from the ILA with respect to a property improvement plan approved prior to signing the agreement, in which Bezeq was required to pay NIS 148 million plus VAT (‘the Demand”). Bezeq filed an objection to the Demand on legal grounds. On January 1, 2019, the ILA dismissed all of Bezeq’s claims on legal grounds, and in this situation, if the dispute settlement mechanism of the Settlement Agreement fails to end the dispute, Bezeq will file a financial claim requesting the court to instruct the ILA to return to Bezeq the permit fees which it paid, and to require the ILA to pay the Betterment Levy demand, as defined below. In parallel, Bezeq filed an assessment appeal against the Demand. On August 5, 2018, Bezeq received a demand from the Or Yehuda Local Planning Committee for payment of a betterment levy of NIS 143.5 million for the sale of the property (“Demand for Betterment Levy”). On September 17, 2018, Bezeq filed an appeal on the Demand for Betterment Levy, and sent the ILA a demand for payment of the full amount of the betterment levy according to the ILA’s undertaking in the compromise settlement. On January 20, 2019, the ILA dismissed Bezeq’s demand to pay the betterment levy. The amount of the permit fees to be determined at the end of the proceedings could also affect the amount of the betterment levy that Bezeq will be required to pay the planning committee. Bezeq estimates that the permit fees and the betterment levy it will be required to pay will be lower and possibly even substantially lower than the total amount of the demands. On September 4, 2018, the ILA and Bezeq signed a lease agreement relating to the Sakia property.

According to Bezeq’s estimate, if it is required to pay the full amount of the Demand for Betterment Levy and the full sum of the Demand, then the capital gain to be recorded in its financial statements for the sale of the property, at the date in which it is permitted to do so according to the IFRS, is expected to be NIS 250 million. The final amount of the capital gain will depend on the amounts of the fees and levies applicable to Bezeq for the sale of the property. Bezeq is also expected to record financing revenue of up to NIS 50 million, depending on the date of receipt of the payments for the sale of the property. The Sakia property sale was completed on May 5, 2019 and Bezeq received NIS 377 million (including VAT), representing the entire balance of the consideration for the property.

Pelephone

Pelephone does not own any of its sites and leases the premises that it uses for its operations from others, including Bezeq. Pelephone’s radio and switching sites are spread out around the country and are leased for various periods (in many instances, for a period of five years and Pelephone has an option to extend the agreements for another five years).

Pelephone’s headquarters are located in Givatayim, Israel and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2020. Pelephone has an option to terminate the lease, under certain circumstances. Pelephone leases 31 service and sale centers throughout Israel and has additional lease agreements for warehouses, offices and telephone call centers that it uses for its operations.

Some of the radio sites leased by Pelephone are in areas owned by the ILA. Pelephone previously entered into an agreement with the ILA to use land in those areas for the construction and operation of communications sites for the period ended December 31, 2010. From 2010 negotiations were held with the ILA to conclude the terms for further use of the sites in the ILA areas. In June 2013, Pelephone entered into a framework agreement with the ILA for the use of land in the areas owned by the ILA for the construction and operation of communications sites for the period from January 1, 2011 until December 31, 2019, which agreement regulates the fee for the use of the land.

Bezeq International

Bezeq International’s property plant and equipment include switching and Internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements. Bezeq International utilizes Veraz switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network. Bezeq International’s technological infrastructures, which support voice, data and Internet systems, are deployed at six sites, inside and outside Israel, to provide services with high survivability.

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

DBS

DBS leases several real estate properties for its operations. DBS’s head office and its main broadcasting center are located in rented premises in Kfar Saba, for which the lease term ends in 2024 (with options granted to DBS for extension of the lease until 2034). The remainder of the lease term for the other premises that DBS leases is between one and a half and four and a half years (these terms are based on the assumption that DBS will exercise the options granted to extend the leases).

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

Broadcast Rights and Copyrights

DBS has the broadcast rights of two types of video content.

●	Content purchased from third parties, including content and channels, that own the broadcasting rights thereto; DBS is working to adapt, as far as possible, broadcasting rights that it acquired to enable it to broadcast via the various media that it operates, including via the internet;

●	Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

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

Given the many content providers from whom DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. Nonetheless, the Israeli sports broadcasting sector is dependent on the acquisition of broadcasting rights of local sports channels (which are broadcast as part of the base package and separately) from Sport Channel Ltd. and Charlton Ltd., which have a long-term agreement. The fees under these agreements are generally based on a fixed monthly payment, according to the number of subscribers to DBS’s broadcasts.

Employees

On December 31, 2018, we had five employees who also provided services to Internet Gold. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2018, the Bezeq Group employed 11,132 persons, of whom 5,494 persons were employed by Bezeq, 2,453 persons were employed by Pelephone, 1,653 persons were employed by Bezeq International and 1,532 persons were employed by DBS.

Bezeq

The number of Bezeq employees as at December 31, 2018 was 5,494 (compared with 5,582 employees at the end of 2017). The decrease in the number of employees in 2018 compared with 2017 stems primarily from streamlining as a result of continued improvement of processes and technological developments in the interface with the customers. 90% of Bezeq’s employees are employed under a collective agreement (out of which 60% are permanent employees and the remainder are non-permanent employees). The remainder of Bezeq’s employees (10%) are employed under personal agreements, not under collective agreements.

Pursuant to the provisions of Concentration Law and of the Regulations to Promote Competition and Reduce Market Concentration (Reliefs for the Number of External Directors), 2014 (the “Regulations”), that provide the required ratio of external and independent directors in a tier company, and in accordance with the opinion of Bezeq’s Board of Directors, to take measures to reduce the number of directors on Bezeq’s Board of Directors, the Board of Directors of Bezeq was reduced to 9 directors (instead of 13).

Bezeq’s Board is hereafter composed of three external directors; two independent directors; one director on behalf of the employees; and three ordinary directors.

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

In 2017 and 2018, 80 and 79 permanent employees, respectively, retired under the early retirement plan.

In December 2018, Bezeq approved a budget of NIS 263 million for early retirements in order to carry out the streamlining program for 2019, mainly for the retirement of 243 tenured employees (long-standing and new) in accordance with the terms of the collective labor agreement between Bezeq, the labor union and the Histadrut (New General Federation of Workers) dated December 2006.

In addition, Bezeq approved a provision of NIS 249 million for the early retirement program, until the end of the Collective Agreement period (end of 2021), for all employees of Bezeq who were transferred to Bezeq from the Ministry of Communications (94 employees).

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

Management agreement. On June 1, 2016, Bezeq entered an agreement between Bezeq and Eurocom Communications granting Bezeq regular management and advisory services for a period of three years as from June 1, 2016 in consideration of NIS 6,432 thousand per year. In view of the Investigation, payments under the existing management agreement are being withheld. Eurocom Communications is currently not providing chairperson or consultation services.

Labor disputes

On January 3, 2018, Bezeq received notice of a strike commencing on January 14, 2018. According to the notice, the issues in dispute were the “requirement to conduct negotiations and sign a collective agreement with respect to the implications of the transaction being planned to transfer control of Bezeq to the employees”. If nothing happened delete

On January 2019 Bezeq received notice of a strike commencing on February 2, 2019. According to the notice, the matters in dispute are: (a) The employees’ representatives demanded that there should be negotiations with them concerning the transfer of control and the need to sign a collective agreement to protect employees’ rights; (b) the unilateral decision to allow subcontractors to operate Bezeq’s switching equipment and carry out actions that until now were exclusively performed by Bezeq’s employees (according to the clarification received after the notice was sent, referring to the decision of the Ministry of Communications that facilitated work by employees of competitors’ subcontractors on Bezeq’s infrastructure). On February 10, 2019, after the chairman of Bezeq’s labor union informed Bezeq’s CEO that the employees’ representatives intend to take, without limitation, a series of organizational measures and actions relating to the cessation of work in Bezeq’s infrastructure, Bezeq filed a an urgent motion for temporary relief with the Tel Aviv Regional Labor Court requesting the court to issue an order to the employees’ representative to refrain from taking such organizational actions. In the hearing held on the case, a temporary order was issued and the case was scheduled for a hearing in June 2019.

Pelephone

In August 2018 and January 2019, Pelephone’s CEO, Mr. Ran Guron, began serving as CEO of both DBS and of Bezeq International in addition to his office as CEO of Pelephone. Some of Pelephone’s current VPs also serve as VPs at DBS and Bezeq International.

Human Resources and Positions

The following table provides data relating to the number of employees employed by Pelephone, based on organizational structure.

	Number of employees
Department	31.12.2018	31.12.2017
Management and HQ	257	268
Business and Private Customers Divisions	1,757	1,844
Engineering and Information Systems	439	439
Total	2,453	2,551

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at Pelephone at December 31, 2018 was 2,099 (at December 31, 2017 - 2,139).

Terms of employment

The majority of Pelephone’s employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. The rest of Pelephone’s employees are employed under a monthly agreement.

Collective agreement

Labor relations at Pelephone are regulated under a collective agreement signed between Pelephone and the New Histadrut Labor Federation - Cellular, Internet and High-tech Workers Union (the “Labor Union”) and Pelephone workers’ committee, the main points of which are:

●	The agreement applies to all Pelephone employees, with the exclusion of senior managers and certain employees in predefined positions.

●	The agreement applies retroactively from January 1, 2017 through December 31, 2019. After this date, the agreement will be extended automatically for 18-month periods, unless one of the parties gives notice that it wishes to change it.

●	The inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring of the organization, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

●	The determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results to be given to employees during the term of the Agreement.

Announcement of a labor dispute

On January 31, 2018, Pelephone was informed by the New Histadrut Labor Federation - Cellular, Internet and High-Tech Workers Union, that it was announcing a labor dispute pursuant to the Settlement of Labor Disputes Law, 1957 and a strike starting February 15, 2018. According to the announcement, the matter under dispute is the employees’ demand for consultation and negotiations regarding the sale of the holdings in Bezeq to new shareholders and the arrangement of their rights thereunder.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2018 and December 31, 2017:

	December 31, 2018	December 31, 2017
Head office employees	971	1,097
Sales and service representatives	682	767
Total	1,653	1,864

The total number of employees in the foregoing table includes employees in part time positions. Bezeq International’s total workforce as at December 31, 2018 was 1,458 compared to 1,690 as at December 31, 2017.

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

On January 1, 2019, the CEO of Pelephone and DBS, Ran Guron, began serving as CEO of Bezeq International, replacing Moti Elmaliach who continues to serve as COO of Bezeq International. Some Bezeq International VPs also serve as VPs of Pelephone and DBS.

On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee that expires on December 31, 2018. The key terms of the agreement include:

●	The agreement will apply to all Bezeq International employees other than the executive management (VPs and those who report directly to them) and another group of employees and managers that the parties agreed upon.

●	The period after which Bezeq International’s employees will be considered as tenured is 36 months, with an option to extend the period for an additional six months with the Committee’s agreement.

●	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

●	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies, summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

●	The agreement is valid until December 31, 2019. The agreement will automatically be renewed for further terms of 12 months each, unless one of the parties give notice of their intention to change the

In January 2018, a notice was received regarding a labor dispute at Bezeq International concerning the transfer of control of Bezeq, similar to notices received regarding labor disputes in Bezeq and at Pelephone.

DBS

In August 2018, Pelephone’s CEO, Ran Guron, began serving as CEO of DBS. Some of the current VPs in DBS. also serve as VPs of Pelephone and Bezeq International.

The following table provides data relating to the number of persons employed by DBS by division at December 31, 2018 and December 31, 2017:

personnel by division

	Number of employees
	December 31, 2018	December 31, 2017
Head office employees	492	503
Customer Division	1,040	1,177	*
Total	1,532	1,680

*	Including Sales Division staff, which in 2018 was merged with the Customers Division.

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at DBS at December 31, 2018 was 1,370.

Bonuses and Nature of Employment Agreements

DBS is party to a collective agreement between the New National Labor Federation (the representative labor union at DBS) and the DBS workers’ committee from 2016. The agreement is in force for three years (from September 2016) and thereafter will automatically be renewed for further period of 12 months each time, unless one of the parties give notice of their intention to change the agreement. The agreement applies to all DBS employees (other than a certain number of employees and managers from department head and higher rank). The agreement provides the periods after which DBS employees will become tenured employees, mechanisms for involving the Workers Committee in decision making concerning employment and termination of the employment of tenured employees at DBS, as well as annual wage increments and other general benefits DBS will grant to its employees during the term of the agreement.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

Following the announcement by the National Labor Federation in November 2017 of a labor dispute and the intention to strike, which, according to the announcement, is due to the proposed structural reforms and changes in DBS, that includes proposed layoffs, a special collective labor agreement was signed in January 2018. Under the special collective labor agreement, the parties will act to implement the structural reforms and changes according to a mechanism set up in the collective agreement.

On March 14, 2019, DBS signed a collective bargaining arrangement with the National Federation of Labor and the Workers’ Association with regard to streamlining and synergy procedures, from June 1, 2019 through December 31, 2021. The collective arrangement stipulates that DBS will be entitled to terminate employment of up to 325 employees during the years of the collective arrangement and that a one-time grant will be given to employees who will not be included in the retirement plan. The estimated cost of the collective arrangement is NIS 68 million, assuming that DBS exercises all its rights for such streamlining and compliance with the conditions for granting additional economic benefits to the employees. In addition, the collective arrangement stipulates that DBS is also entitled to streamline by not recruiting new staff, in place of employees whose employment is terminated.

Employee compensation schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

Walla

Walla! Communications Ltd. entered into a collective bargaining agreement dated September 6, 2018 with the journalists’ organization in Israel - the New Histadrut Labor Federation and the Walla Journalist Committee. The Agreement terminates on September 5, 2021, and will be extended automatically for periods of 24 months, unless one of the parties gives written notice of its intent to terminate or amend the agreement. the agreement will apply to employees defined as “journalists” employed by Walla (except for the management, talents and other employees that the parties have agreed to be excluded).

C.	Organizational Structure

Internet Gold, an Israeli public company, whose shares are listed on the NASDAQ Global Select Market and the TASE, owned 51.95% of our outstanding ordinary shares As of May 14, 2019. Internet Gold was, until recently, controlled by Eurocom Communications (now administered by the court-appointed special managers).

Our interest in Bezeq is held mostly by our wholly-owned subsidiaries. As of May 14, 2019, we held a 26.34% ownership interest in Bezeq

D.	Property, Plants and Equipment

Our corporate headquarters are located in a facility in Ramat Gan, Israel, which we lease at a token rent. The lease agreement is until December 31, 2020.

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

Overview

We are the largest shareholder of Bezeq and we currently own 26.34% of Bezeq’s outstanding shares, and consolidate Bezeq’s financial results into our financial statements. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

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

Competition

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because they use different technologies to provide their services or do not own their own fixed-line network.

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

Government Regulation

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

●	regulations requiring structural separation between the members of the Bezeq Group;

●	regulations restricting the Bezeq Group’s ability to market bundles;

●	price regulation for certain services that the Bezeq Group provides;

●	rules and regulations imposed on telecommunications service providers with significant market share;

●	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

●	regulations governing the prohibition of exit-fees or cancellation charges;

●	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

●	regulations governing roaming charges and other billing and customer service matters;

●	rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

●	requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

●	rules and regulations relating to payment of royalties;

●	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

●	regulations restricting the number of television channels DBS can own and specifying the minimum investment DBS is required to make in local content productions.

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

During the years ended December 31, 2016, 2017 and 2018, the Bezeq Group companies invested NIS 1.4 billion, NIS 1.5 billion and NIS 1.7 billion (approximately $461 million), respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

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

The Israeli annual rate of inflation (deflation) amounted to 0.9%, 0.4%, and (0.3%) for the years ended December 31, 2018, 2017 and 2016, respectively. The annual appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to 8.1%, (9.8%) and (1.5%) for the years ended December 31, 2018, 2017 and 2016, respectively. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the NIS against the U.S. dollar. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

Effective Corporate Tax Rate

Israeli corporate tax at the standard rate in 2018 and onwards is set at 23% (the corporate tax rate was 25% and 24% in 2016 and 2017, respectively)

As of December 31, 2018, we had tax loss carryforwards in the amount of NIS 72 million (approximately $19 million) and capital loss carry forwards of NIS 51 million (approximately $14 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be used to offset future taxable income.

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

Depreciation and Amortization. Subsequent to our acquisition of Bezeq, we adopted policies regarding the depreciation and amortization expenses related to Bezeq’s communications business network equipment and capacity that were based on Bezeq’s policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of the interest in Bezeq, we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. The acquired assets are depreciated and amortized according to their expected useful life. Over time such assets are fully depreciated by Bezeq, and by us respectively. As a result, the excess fair value balance we assigned to the acquired assets decreases and our related future depreciation expenses will decrease as well.

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

Impairment losses. The carrying amounts of our non-financial assets, other than inventory and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment.

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

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. To allocate an impairment loss, the assets are not impaired below the higher of their fair value less exercise costs and their value in use (if determinable) or zero.

For the purpose of impairment testing, goodwill is allocated to the Bezeq Group’s cash generating units, or CGU, which represent the lowest level within the Bezeq Group at which the goodwill is monitored for internal management purposes. Several goodwill balances result from the requirement to recognize a deferred tax liability on business combination, calculated as the tax effect on the difference between the fair value of the acquired assets and liabilities, and their tax bases. For the purpose of testing this goodwill for impairment, any of the related deferred tax liabilities recognized on acquisition that remain at the balance sheet date are treated as part of the carrying amount of the relevant CGU. The annual impairment test date is December 31.

The recoverable amount of each CGU was calculated as the highest between its value in use and its fair value which was based on the Discounted Cash Flow method under the Income Approach.

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

The corporate tax rate in Israel was 24% in 2017 and 25% in 2016. Effective as of January 1, 2018 the tax rate is 23%.

Results of Operations

The following table sets forth our consolidated results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2018:

	Year ended December 31,
	2016		2017		2018
	NIS	%	NIS	%	NIS	%
Revenues	10,084	100%	9,789	100%	9,321	100%
Depreciation and amortization	2,161	21%	2,117	22%	2,387	25%
Salaries	2,015	20%	2,007	21%	1,995	21%
General and operating expenses	4,021	40%	3,906	40%	3,394	36%
Loss from impairment of assets	-	-%	129	1%	2,294	25%
Other operating expenses	21	-%	20	-%	635	7%
Operating profit (loss)	1,866	19%	1,610	16%	(1,384)	(15)%
Finance expense	1,054	11%	586	6%	620	7%
Finance income	(123)	(1)%	(69)	(1)%	(89)	(1)%
Profit (loss) after financing expenses, net	935	9%	1,093	11%	(1,915)	(21)%
Share of losses in equity-accounted investee	5	-%	5	-%	3	-%
Profit (loss)before income tax	930	9%	1,088	11%	(1,918)	(21)%
Tax expenses (income)	442	4%	347	4%	(59)	1%
Net profit (loss) for the year	488	5%	741	7%	(1,859)	(20)%
Profit (loss) attributable to owners of the company	(236)	(2)%	78	-%	(1,029)	(11)%
Profit (loss) attributable to non-controlling interest	724	7%	663	7%	(830)	(9)%
Net profit (loss) for the year	488	5%	741	7%	(1,859)	(20)%
Basic earnings (loss) per share	(7.92)	-	2.62	-	(35.46)	-
Diluted earnings (loss) per share	(7.92)	-	2.62	-	(35.46)	-

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group on a consolidated basis for the three years ended December 31, 2018. Amounts are in NIS in millions.

2018

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,883	2,401	1,338	1,473	226	-	9,321
From other segments of operation in the corporation	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321
Total costs attributable to:
Variable costs attributable to segment of operation (1)	1,340	1,263	680	768	198
Fixed costs attributable to segment of operation (1)	1,632	1,182	595	851	79
Total costs	2,972	2,445	1,275	1,529	277	1,371	9,869
Costs that do not constitute revenue in another segment of operation	2,915	2,343	1,037	1,516	270	1,788	9,869
Costs that constitute revenue in other segments of operation	57	102	238	13	7	(417)	-
Total costs	2,972	2,445	1,275	1,529	277	1,371	9,869
Profit from ordinary operations attributable to owners of Bezeq	1,224	(2)	116	(56)	(36)	(1,794)	(548)
Total assets attributable to operations at December 31, 2018	8,896	4,124	1,344	1,606	159	194	16,335
Total liabilities attributable to segment of operation at December 31, 2018	14,284	1,425	567	687	84	(1,158)	15,889

(1)	The Bezeq Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation.

2017

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,953	2,500	1,466	1,650	220	-	9,789
From other segments of operation in the corporation	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789
Total costs attributable to:
Variable costs attributable to segment of operation (1)	690	1,319	805	626	179
Fixed costs attributable to segment of operation (1)	1,583	1,155	559	860	78
Total costs	2,273	2,474	1,364	1,486	258	(176)	7,679
Costs that do not constitute revenue in another segment of operation	2,197	2,362	1,144	1,477	250	249	7,679
Costs that constitute revenue in other segments of operation	76	112	220	9	8	(425)	-
Total costs	2,273	2,474	1,364	1,486	258	(176)	7,679
Profit from ordinary operations attributable to owners of Bezeq	1,971	72	174	163	(20)	(250)	2,110
Total assets attributable to operations at December 31, 2017	9,086	3,271	1,210	1,502	178	1,602	16,849
Total liabilities attributable to segment of operation at December 31, 2017	13,901	536	410	1,154	64	(1,360)	14,705

(1)	The Bezeq Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation.

2016

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,063	2,587	1,478	1,745	198	-	10,071
From other segments of operation in the corporation	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084
Total costs attributable to:
Variable costs attributable to segment of operation (1)	575	1,421	817	593	179
Fixed costs attributable to segment of operation (1)	1,732	1,177	555	888	73
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Costs that do not constitute revenue in another segment of operation	2,243	2,437	1,161	1,471	245	193	7,750
Costs that constitute revenue in other segments of operation	64	161	211	10	7	(440)	13
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Profit from ordinary operations attributable to owners of Bezeq	2,076	32	176	264	(34)	(193)	2,321
Total assets attributable to operations at December 31, 2016	7,111	3,294	1,188	2,026	204	2,124	15,947
Total liabilities attributable to segment of operation at December 31, 2016	11,988	569	380	1,434	104	(730)	13,744

(1)	The Bezeq Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues. Our revenues decreased by 4.8% to NIS 9.32 billion (approximately $2.5 billion) in the year ended December 31, 2018 from NIS 9.80 billion in the year ended December 31, 2017. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2018 was primarily due to lower revenues across the Bezeq Group’s main segments, primarily in the Cellular Communications segment.

Bezeq’s revenues decreased by 1.13% to NIS 4.19 billion (approximately $1.11 billion) in the year ended December 31, 2018 from NIS 4.24 billion in the year ended December 31, 2017. The decrease in the segment’s revenues was primarily due to a NIS 125 million (approximately $33 million), or 9.8%, decrease in subscriber revenues as a result of a reduction of 3.7% in average revenue per line in 2018 as well as a decrease of 5.1% in the number of access lines. The decrease in revenues was partially offset by a NIS 52 million (approximately $14 million), or 3.4%, increase in broadband internet revenues as a result of continued growth in the number of wholesale Internet lines, which increased by 17.7% during 2018, partially offset by a decrease of 6.6% in the number of retail Internet lines.

Pelephone’s revenues decreased by 4% to NIS 2.44 billion (approximately $651 million) in the year ended December 31, 2018 from NIS 2.55 billion in the year ended December 31, 2017. Revenues from services decreased to NIS 1.75 billion (approximately $ 468 million), or 1.5% decrease in the year ended December 31, 2018 from NIS 1.78 billion in the year ended December 31, 2017. The decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market as well as from the transition of government customers to new tariff plans. Revenues from terminal equipment repairs and services were also down by 9.9% to NIS 688 million (approximately $183 million) in the year ended December 31, 2018 from NIS 764 million in the year ended December 31, 2017.

Bezeq International’s revenues decreased by 9.5% to NIS 1.39 billion (approximately $371 million) in the year ended December 31, 2018 from NIS 1.54 billion in the year ended December 31, 2017. The decrease in revenues was primarily due to a reduction of NIS 43 million in ILD revenues in 2018 compared with 2017, and in addition by a decrease of NIS 103 million in ISP revenues in 2018 compared with 2017.

DBS had revenues of NIS 1.47 billion (approximately $393 million) for the year ended December 31, 2018, while its revenues were NIS 1.65 billion for the year ended December 31, 2017. The decrease is a result of the DBS’ decision to reduce its monthly tariff due to the fierce competition in the market.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.39 billion (approximately $637 million) in the year ended December 31, 2018 compared to NIS 2.12 billion in the year ended December 31, 2017, an increase of approximately 12.7%. The increase in depreciation expenses in 2018 was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 2.19 billion (approximately $584 million) in the year ended December 31, 2018 compared to NIS 1.72 billion in the year ended December 31, 2017, a decrease of 27.6%. The increase in depreciation expenses in 2018 was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Bezeq’s depreciation and amortization expenses were NIS 850 million (approximately $226 million) in the year ended December 31, 2018 compared with NIS 728 million in the year ended December 31, 2017, an increase of 16.8%. The increase was mainly due the implementation of IFRS16 as of January 1, 2018.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2018 were NIS 655 million (approximately $174 million) compared to NIS 383 million in the year ended December 31, 2017, an increase of 71%.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2018 were NIS 194 million (approximately $52 million) compared to NIS 135 million in the year ended December 31, 2017, an increase of 43.7%.

DBS’s depreciation and amortization expenses in the year ended December 31, 2018 were NIS 323 million (approximately $86 million) while its depreciation and amortization expenses were NIS 285 million for the year ended December 31, 2017, an increase of 13.3%.

Salaries. Our salaries expenses totaled in amount of NIS 2 billion (approximately $532 million) in the year ended December 31, 2018, compared to NIS 2.01 billion in the year ended December 31, 2017.

The Bezeq Group recorded consolidated salary expenses of NIS 1.99 billion (approximately $532 million) in the year ended December 31, 2018, approximately the same as in the year ended December 31, 2017.

Bezeq’s salary expenses increased by 2.4% to NIS 912 million (approximately $ 243 million) in the year ended December 31, 2018 from NIS 891 million in the year ended December 31, 2017. The increase was mainly due to salary raises pursuant to collective labor agreements, partially offset by employee retirement.

Pelephone’s salary expenses decreased by 1.3% to NIS 379 million (approximately $101 million) in the year ended December 31, 2018 from NIS 384 million in the year ended December 31, 2017.

Bezeq International’s salary expenses decreased by 8.3% to NIS 297 million (approximately $79 million) in the year ended December 31, 2018 from NIS 324 million in the year ended December 31, 2017. DBS’s salary expenses in the year ended December 31, 2018 were NIS 233 million (approximately $62 million) while its salary expenses were NIS 245 million for the year ended December 31, 2017.

General and operating expenses. Our general and operating expenses decreased by 12.8% to NIS 3.4 billion (approximately $907 million) in the year ended December 31, 2018 from NIS 3.9 billion in the year ended December 31, 2017. The decrease in operating expenses resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

The Bezeq Group recorded consolidated general and operating expenses of NIS 3.4 billion (approximately $905 million) in the year ended December 31, 2018 compared to NIS 3.9 billion in the year ended December 31, 2017, a decrease of 13.1%.

Bezeq’s general and operating expenses decreased by 12% to NIS 596 million (approximately $159 million) in the year ended December 31, 2018 from NIS 677 million in the year ended December 31, 2017. The decrease was mainly due to a decrease in vehicle leasing and building leasing expenses recognized as an asset following early adoption of IFRS 16.

Pelephone’s general and operating expenses decreased by 17.4% to NIS 1.4 billion (approximately $374 million) in the year ended December 31, 2018 from NIS 1.7 billion in the year ended December 31, 2017. The decrease was mainly due to a reduction in leasing expenses following early adoption of IFRS 16, a decrease in the cost of sales for handsets, and continued downsizing and streamlining of expenses. The decrease was partially offset by an increase in call completion fees, roaming expenses, and estimate updates which resulted in lower expenses last year.

Bezeq International’s general and operating expenses decreased by 13.9% to NIS 776 million (approximately $207 million) in the year ended December 31, 2018 from NIS 901 million in the year ended December 31, 2017. The decrease was mainly due to a reduction in the cost of sales for telecom solutions for businesses and PBXs, and lower hubbing and international call expenses, corresponding to the decrease in revenues. Furthermore, leasing expenses were down, following adoption of IFRS 16.

DBS’s general and operating expenses decreased by 0.1% to NIS 956 million (approximately $255 million) in the year ended December 31, 2018 from NIS 957 million for the year ended December 31, 2017.

Loss from impairment of assets. Our loss from impairment of assets in 2018 totaled NIS 2.3 billion ($613 million) compared to NIS 129 million in 2017. The increase was primarily attributable to the NIS 1.68 billion impairment in Bezeq relating to DBS and in addition by the NIS 618 million impairment incurred by us regarding Pelephone and Bezeq International.

Loss from impairment of assets of the Bezeq Group in 2018 totaled NIS 1.68 billion ($447 million) compared to NIS 87 million in 2017. The increase was primarily attributable to the impairment relating to DBS.

Other Operating Expenses, net. We had other operating expense, net of NIS 635 million (approximately $169 million) in the year ended December 31, 2018 compared to NIS 20 million in the year ended December 31, 2017. The increase in other operating expenses in the both the fourth quarter and full year was primarily as a result of the provision for early retirement of Bezeq Fixed Line employees in the amount of NIS 559 million ($149 million) and a provision for legal claims in the amount of NIS 90 million ($24 million).

Finance expenses, net. Our consolidated net finance expenses increased by 2.7% to NIS 531 million (approximately $141 million) in the year ended December 31, 2018 from NIS 517 million in the year ended December 31, 2017.

Our unconsolidated net finance expenses decreased by 4% to NIS 96 million (approximately $25 million) in the year ended December 31, 2018 from NIS 100 million in the year ended December 31, 2017.

The Bezeq Group’s net finance expenses increased by 4.3% to NIS 435 million (approximately $116 million) in the year ended December 31, 2018 from NIS 417 million in the year ended December 31, 2017. The increase in financing expenses in 2018 was primarily due to the increase in financing expenses at Bezeq Fixed-Line partially offset by the decrease in DBS. In addition, finance expenses increased as a result of the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Income Tax. Our consolidated tax expense decreased to NIS 59 million (approximately $15 million) in the year ended December 31, 2018 compared to tax expense of NIS 347 million in the year ended December 31, 2017. The decrease in income tax expenses was primarily due to lower earnings before tax of the Bezeq Group and a decrease in the corporate tax rate in 2018.

Tax expenses of the Bezeq Group in 2018 totaled NIS 80 million ($21 million) compared to NIS 453 million in 2017, a decrease of 82.3%. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Profit (Loss) Attributable to the Shareholders of Our Company. Net loss attributable to the shareholders of our company decreased to NIS 1.03 billion (approximately $274 million) in the year ended December 31, 2018 compared with a net profit of NIS 78 million in the year ended December 31, 2017.

Profit (loss) Attributable to Our Non-Controlling Interests. Net loss attributable to our non-controlling interests decreased to NIS 830 million (approximately $221 million) in the year ended December 31, 2018 from net profit of NIS 663 million for the year ended December 31, 2017.

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

DBS had revenues of NIS 1.65 billion (approximately $476 million) for the year ended December 31, 2017, while its revenues were NIS 1.75 billion for the year ended December 31, 2016. The decrease resulted mainly from the high decrease in the number of DBS’ subscribers.

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

General and operating expenses. Our general and operating expenses decreased by 2.9% to NIS 3.9 billion (approximately $1.1 billion) in the year ended December 31, 2017 from NIS 4.0 billion in the year ended December 31, 2016. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which were influenced, among other factors, by the early adoption of accounting standard IFRS 15.

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

B.	Liquidity and Capital Resources

As of December 31, 2018, and 2017, we had cash and cash equivalents, pledged accounts and short-term investments on an unconsolidated basis of NIS 589 million (approximately $157 million) and NIS 511 million, respectively. In 2018, we received two dividend payments from Bezeq in the amount of NIS 180 million (approximately $48 million) and raised debt for NIS 248 million (approximately $66 million), of which proceeds were mainly used to make interest payments in the amount of NIS 102 million (approximately $27 million) and principal repayments of NIS 226 million (approximately $60 million).

From our inception in 1999 until our initial public offering in October 2007, we operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by Internet Gold from its financial resources. On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for approximately NIS 6.5 billion and became the largest shareholder of Bezeq. In March 2011, we acquired an additional 0.93% of Bezeq’s outstanding shares for NIS 300 million. At present, our ownership interest in Bezeq is 26.34%.

As part of our acquisition of Bezeq, effective January 1, 2010, we sold our legacy communications business excluding certain retained indebtedness and liabilities to a wholly-owned subsidiary of Ampal-American Israel Corporation, or Ampal, for NIS 1.2 billion.

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

$800 Million Note Offering

On February 19, 2014, we completed a private offering to eligible purchasers of $800 million of 7⅜% Senior Secured Notes due 2021, or the Notes. The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended, or the Securities Act, and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act. The proceeds of the $800 million Note offering were used to repay all of the outstanding balances under the loans we incurred to acquire our interest in Bezeq.

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

In February 2016, Midroog raised the local rating of our Series B Debentures from A1.il to Aa3.il, while maintaining a stable outlook. In September 2017, Midroog downgraded the rating from Aa3.il to A1.il with negative outlook. Midroog reaffirmed both the current A1.il rating and the negative outlook in March 2018. In June 2018, Midroog downgraded the rating of our Series B Debentures to A2.il and changed the rating outlook from negative to stable. In January 2019, Midroog downgraded the rating of the Series B Debentures from A2.il to A3.il and retained the rating outlook of credit review with negative implications and in the same month lowered the rating further from A3.il to Baa2.il while retaining the rating outlook of credit review, with uncertain trajectory. In March 2019, Midroog downgraded the rating of the Series B Debentures from Baa2.il to Caa2.il and retained the rating outlook of credit review with uncertain trajectory.

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

On March 23, 2016, we announced a private placement of NIS 148 million par value of our Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162 million. The private placement was carried out as an increase to our outstanding Series B Debentures and have identical terms. The net proceeds of the private placement increased our unrestricted cash.

As of December 31, 2018 and May 14, 2019, NIS 226 million par value of our Series B Debentures were outstanding.

Series C Debentures. In September 2016, we announced that we received NIS 1.85 billion of binding commitments from Israeli institutional investors to purchase new Series C Debentures maturing in 2024. The net proceeds from the offering were used to redeem our outstanding 7⅜% Senior Secured Notes, and further strengthened our balance sheet. In the tender, institutional investors committed to purchase approximately 1,850,000 units, each unit consisted of NIS 1,000 of principal amount of the Series C Debentures. The Israeli public tender for the Series C Debentures was held on September 18, 2016. We limited the acceptance of offers in the public tender to NIS 150 million, such that the total aggregate proceeds of the offering will not exceed NIS 2 billion. In total, we received a nominal value of NIS 1,882,265,000 in the public tender.

In January 2017, we announced a private placement of NIS 118 million par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 118 million. In January 2018, we announced a private placement of NIS 240 million par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 249 million. The two private placements were carried out as an increase to the outstanding Series C Debentures.

As of December 31, 2018 and May 14, 2019, NIS 2.24 billion par value of our Series C Debentures were outstanding.

Midroog Ltd. issued an Aa3.il Rating for the Series C Debentures in September 2016. In September 2017, Midroog downgraded the debentures’ rating from Aa3.il to A1.il with negative outlook. Midroog reaffirmed both the current A1.il rating and the negative outlook in March 2018. In June 2018, Midroog downgraded the rating of our Series C Debentures to A2.il and changed the rating outlook from negative to stable. In January 2019, Midroog downgraded the rating of the Series C Debentures from A2.il to A3.il and retained the rating outlook of credit review with negative implications and in the same month lowered the rating further from A3.il to Baa2.il while retaining the rating outlook of credit review, with uncertain trajectory. In March 2019, Midroog downgraded the rating of the Series C Debentures from Baa2.il to Caa2.il and retained the rating outlook of credit review with uncertain trajectory.

The principal of the Series C Debentures is payable in four equal annual installments payable on November 30 of each of the years 2020 through 2023 and one installment payable on November 30, 2024. Each of the first four installments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures sold and the last installment will equal to 70% of such principal amount. The annual interest rate is 3.6%. The interest on the outstanding principal of the Series C Debentures is payable in semi-annual payments on May 31 and November 30 of each year, while the first interest payment was paid on May 31, 2017 and the last interest payment will be payable together with the last principal payment on November 30, 2024.

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

The indenture for the Series C Debentures also requires that our equity may not be less than 15% of the total balance sheet in accordance with our audited or reviewed (unconsolidated) financial statements (or, alternatively, the quarterly financial report figures), for two or more consecutive calendar quarters.

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

In examining the existence of warning signs as of December 31, 2018, our board of directors noted that our unconsolidated cash flow statement for 2018 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 25 million. In addition, our unconsolidated statements of financial position as of December 31, 2018, reflect that we had negative working capital of approximately NIS 1.9 billion as of such date as a result of the classification of our long term debt to “short term”.

We are in continuous discussions with our debenture holders in order to strengthen the capital structure of our company, including with respect to the proposals received as discussed above for investment in our capital and / or acquisition of the ordinary shares of our company held by Internet Gold. We are also continuing to examine other capital alternatives such as the possibility of raising new capital.

According to the indenture for the Series C debentures, as a result of the rating downgrade mentioned above, the annual coupon of the Series C debentures will increase by 1% to 4.6%. In addition, as a result of our equity attributable to shareholders decrease to below the threshold of NIS 750 for two consecutive quarters starting December 31, 2018, the annual coupon of the Series C debentures will increase by an additional 0.25% to 4.85%.

The further downgrade of our rating is a result of further negative trends that point out that we are at a higher risk level and at a tangible risk of default.

Bezeq’s Dividend Distributions

Bezeq paid total cash dividends of NIS 1.4 billion, NIS 1.3 billion and NIS 0.7 billion in the years ended December 31, 2016, 2017 and 2018, respectively, out of which we received NIS 379 million, NIS 338 million and NIS 180 million respectively.

On March 6, 2018, Bezeq’s Board of Directors updated the dividend distribution policy, whereby Bezeq will distribute to its shareholders, on a semi-annual basis, a dividend of 70% of the half-yearly profit (after tax) based on the Bezeq’s consolidated financial statements, commencing with the upcoming distribution.

On March 27, 2019, Bezeq’s Board of Directors resolved to suspend Bezeq’s dividend distribution policy for a period of two years. The suspension of the dividend policy will not prevent Bezeq’s Board of Directors from examining from time to time the distribution of dividends to Bezeq’s shareholders, taking into consideration the provisions of the law, the state of Bezeq’s business and its capital structure, and the need to maintain a balance between ensuring Bezeq’s financial strength and stability and the continued creation of value to the shareholders of Bezeq, all of which are subject to the approval of the general meeting of shareholders of Bezeq with respect to each specific distribution, as prescribed in Bezeq’s Articles of Association.

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

Financing of Ongoing Operations

As of December 31, 2018, our liquidity balance consisted of cash and cash equivalents, pledged accounts and short-term investments on an unconsolidated basis totaled NIS 589 million (approximately $157 million). Following the sale of our Bezeq shares in February 2016 we own approximately 37 million Bezeq ordinary shares that are free from any encumbrances. These shares can, if necessary, be used as collateral to refinance old debt or may be sold for cash.

In January 2019 we conducted a private placement of 7,385,600 of ordinary shares by means of an auction to certain institutional and “qualified” investors in Israel. The gross proceeds from the offering were approximately NIS 118.2 million. The demand for the auction was high and the closing price of each ordinary share offered was approximately 15% higher than the opening price of the auction.

In March 2019, we announced that the aggregate material decline in the assets and the accounting equity of our company was expected to be in a cumulative range of NIS 700-800 million (as a result of all the write downs to date). Our Board of Directors decided at its meeting held on the evening of March 19, 2019, that as a result of the foregoing well as Including due to the sequence of events of deterioration in the Group, we should enter into a dialogue with the holders of our debentures in order to examine financial possibilities for strengthening our shareholders’ equity or to obtain adjustments to the current Deeds of Trust governing the debentures. The Board further determined to withhold payments to its financial creditors until such agreements are finalized.

In light of the above, the execution of a transaction for the sale of our ordinary shares and/or the entry of a strategic investor into our company and/or a refinancing of our debt, all in a manner that will be approved by our bond holders, will be required in order to enable us to continue our operations. At this stage and until such transaction enters into advanced stages, there is a substantial doubt about our ability to continue as a going concern.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2018, the Bezeq Group had cash and cash equivalents and short-term investments of NIS 2.3 billion (approximately $612 million) compared to NIS 2.5 billion at December 31, 2017.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.73 billion (approximately $461 million) in the year ended December 31, 2018, compared with NIS 1.53 billion in the year ended December 31, 2017. The increase was primarily due to an increase in investments in all group segments.

In the year ended December 31, 2018, the Bezeq Group repaid debt and paid interest of NIS 2 billion (approximately $530 million), the same as the NIS 2 billion for year ended December 31, 2017. In addition, the Bezeq Group paid dividends of NIS 686 million (approximately $183 million) in 2018 compared to NIS 1.3 billion in 2017.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2018 was NIS 11.9 billion (approximately $3.2 billion). The average supplier credit for the year ended December 31, 2018 was NIS 973 million (approximately $260 million), the average short-term customer credit for the year ended December 31, 2018 was NIS 1.8 billion (approximately $486 million), and average long-term customer credit was NIS 362 million (approximately $97 million).

The Bezeq Group’s working capital deficit as of December 31, 2018 was NIS 2 million (approximately $533 thousands) compared with a working capital surplus of NIS 966 million on December 31, 2017. Bezeq (according to its separate financial statements) had a working capital deficit of NIS 169 million (approximately $45 million) as of December 31, 2018, compared with a working capital surplus of NIS 592 million as of December 31, 2017. The change from a surplus to a deficit in the Bezeq Group and Bezeq’s working capital was mainly due to current maturities on liabilities from leases recognized starting January 1, 2018 following the early adoption of IFRS 16, an increase in liabilities from early retirement benefits for employees, and a decrease in current assets.

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

Bezeq

As of December 31 2018, Bezeq was not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of finance	Principal amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2018
Long-term loans	Banks	500	Unlinked NIS	Variable, based on prime rate*	1.93%	1.93%	1.75%-1.93%
	Banks	2,117	Unlinked NIS	Fixed	4.07%	4.37%	2.40%-6.85%
	Non-bank sources	587	Unlinked NIS	Variable, based on annual STL rate**	1.73%	1.79%	1.52%-1.95%
	Non-bank sources	4,415	Unlinked NIS	Fixed	3.61%	3.71%	3.22%-6.65%
	Non-bank sources	3,381	CPI-linked NIS	Fixed	2.31%	2.35%	2.20%-3.70%

*	Prime rate - 1.75% as of March 2019.

**	STL return per year (210) - 0.294% (average of last 5 trading days of February 2019) for the interest period commencing March 1, 2019.

Credit received

In March 2018, Bezeq completed a further raising of NIS 320 million through a private loan from an institutional entity with an average life of 6.7 years and fixed NIS interest of 3.2%. All these loans include similar terms to those provided with respect to other loans taken by Bezeq.

On December 3, 2018, Bezeq completed a private offering to institutional entities included in the list of investors in the Second Schedule to the Securities Law, in a total amount of NIS 550 million par value of debentures (Series 9) of Bezeq by expansion of the debenture series issued by Bezeq and listed for trading for the first time on the Tel Aviv Stock Exchange Ltd. under a shelf offering memorandum published by Bezeq on October 13, 2015. The issue took place further to the subordinated notes signed on January 14, 2018 between Bezeq and institutional entities with regard to implementation of the issue after compliance with all the preconditions. The total consideration for the issue was NIS 578 million and it took place at a price of NIS 1.0515 per debenture, which reflects an annual return of 2.7%. The debentures were issued without discounting.

Reportable credit

Debentures and loan terms

	December 31, 2018		December 31, 2017
	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
	NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at fixed interest	1,740	1,721	1,725	1,700	4.2% - 3.5%
Unlinked loans at variable interest	500	500	675	675	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	417	417	631	631	6.85% - 5%
Unlinked loans at fixed interest	-	-	300	300	2.4%
Total bank loans	2,657	2,638	3,331	3,306
Loan from financial institutions:
Unlinked loans at fixed interest	2,014	2,020	1,695	1,700	4.15%
Unlinked loans at fixed interest	50	50	67	67	5.25%
Total loans from financial institutions	2,064	2,070	1,762	1,767

Total loans	4,721	4,708	5,093	5,073

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	2,553	2,400	3,176	3,000	3.7%
Series 7 - unlinked loans at variable interest	586	587	732	734	Makam for one year +1.4%
Series 9 - unlinked loans at fixed interest	2,208	2,145	1,645	1,595	3.65%
Series 10 - linked to the CPI, at fixed interest	903	882	900	882	2.2%
Total debentures issued to the public	6,250	6,014	6,453	6,211
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS and held by the public - linked to the CPI, at fixed interest	8	8	15	15	5.35%
Unlinked debentures at fixed interest	200	200	300	300	6.65%
Total non-marketable debentures	208	208	315	315

Total debentures	6,458	6,222	6,768	6,526

Total loans and debentures	11,179	10,930	11,861	11,599

	Debentures (Series 6)	Debentures (Series 9)
Date of loan	July 3, 2011	October 15, 2015
Date of final repayment	December 1, 2022	December 1, 2025
Type of loan	CPI-linked fixed interest	Unlinked fixed interest NIS
Amount of the original loan or par value (NIS million)	3,000	2,151
Balance of revalued principal (plus interest payable) as at December 31, 2018 (NIS millions)	2,503	2,215
Number of principal payments in the year	1	1
Principal payments as from	2018	2022
Number of interest payments in the year	2	2
Interest rate as at December 31, 2018	3.7%	3.65%
Fair value of the liability as at December 31, 2018 (NIS millions)	2,686	2,214
Imputed effective interest at fair value as at December 31, 2018	0.63%	3.11%
Imputed effective interest at fair value as at December 31, 2017	0.34%	2.19%
Special conditions	See Notes 15.3.1 to 15.3.4	See Note 15.3.
Right to early repayment	Non-	Non-

Credit rating

Bezeq debentures are rated by S&P Maalot Ltd. with an il/AA/Negative rating and by Midroog Ltd. with an Aa2 rating with a stable outlook.

In 2019, Bezeq expects to repay NIS 1.85 billion on account of loan principal and interest (including debentures).

Bezeq raises capital from time to time to finance its cash flow. The financing options at Bezeq’s disposal are raising debt by means of new bank loans and/or by private or marketable debt. Bezeq intends to continue taking measures in 2019 to adjust its debt structure to its needs and sources.

At the date of approval of the 2018 financial statements, Bezeq’s Board of Directors approved submission of an initial draft of a prospectus for issuance of debentures to the Securities Authority. To date, no decision has been made regarding implementation of a raising, the structure or scope of the raising (if any) and there can be no certainty that Bezeq will publish a prospectus or issue debentures to the public.

Pelephone

Pelephone’s operations are financed out of cash flow from operating activities. As at December 31, 2018, Pelephone has no approved bank credit facilities. Although Pelephone intends to make further investments in property, plant and equipment (mainly in the LTE network), it estimates that it will not need to obtain any financing in 2019 for its ongoing operations.

Fair Credit Law

The Fair Credit Law that was legislated in August 2017 cuts (statutorily) the interest rate ceiling that may be charged for credit transactions and sets it at the Bank of Israel interest rate + 15%. The law applies to all credit transactions, other than types of transactions that are specifically excluded.

The Law applies to transactions that will be executed as of September 2019. So long as such transactions will not be excluded, the Law is relevant to Pelephone’s operations with regard to the sale of devices, accessories and other equipment, in installments for which the interest rate is higher than the foregoing statutory rate. The Law is not expected to have a material effect.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

DBS

DBS has bank loans of NIS 20 million as at December 31, 2018 and debentures that are listed for trading on the TASE Institutional system, the balance of which is NIS 8 million. DBS’s main sources of financing are shareholders’ loans or investments from Bezeq. In February 2019, Bezeq approved a credit facility or a capital investment in DBS up to a total amount of NIS 250 million over a period of 15 months.

Cash Flows

Cash Flows of Our Company

The following table summarizes our consolidated cash flows on a consolidated basis for the periods presented:

	Year ended December 31,
	2018	2017	2016
	(NIS in millions)
Net cash provided by operating activities	3,486	3,487	3,462
Net cash used in investing activities	(2,618)	(1,128)	(948)
Net cash used in financing activities	(2,150)	(735)	(2,333)
Net increase (decrease) in cash and cash equivalents	(1,282)	1,624	181
Cash and cash equivalents at beginning of year	2,386	762	581
Cash and cash equivalents at end of year	1,104	2,386	762

Operating Activities

Consolidated cash provided by operating activities in 2018 amounted to NIS 3.5 billion (approximately $930 million) the same as in 2017.

Investing Activities

Consolidated cash used in investing activities in the year ended December 31, 2018, was NIS 2.6 billion (approximately $698 million) compared with NIS 1.1 billion in the year ended December 31, 2017. The increase in net cash used in investing activities was mainly due increased investments of the Bezeq Group in short-term investments.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2018 was NIS 2.15 billion (approximately $574 million) compared to NIS 735 million in the year ended December 31, 2017. The increase was primarily attributable to lower proceeds from issuance of debt of the Bezeq Group and lower dividends paid by Bezeq to non-controlling interests which was partially offset by lease payments classified as cash flows from financing activities instead of cash flows from operating activities as a result of implementation of IFRS16.

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2018	2017	2016
	(NIS in millions)
Net cash provided by operating activities	3,512	3,525	3,526
Net cash used in investing activities	(2,552)	(1,148)	(1,567)
Net cash used in financing activities	(2,251)	(844)	(1,866)
Net increase (decrease) in cash and equivalents	(1,291)	1,533	93
Cash and cash equivalents as at the beginning of the period	2,181	648	555
Cash and cash equivalents as at the end of the period	890	2,181	648

Operating Activities

Consolidated cash flows provided by operating activities of the Bezeq Group in the year ended December 31, 2018 amounted to NIS 3.5 billion (approximately $937 million) the same as in the year ended December 31, 2017. Net cash flows from operating activities remained stable, mainly due to higher net cash flows in the Domestic Fixed-Line Communications segment, as a result of changes in working capital and lower income tax payments. The increase was offset by lower net cash in the Multi-Channel Television segment, mainly due to lower operating profit and an increase in broadcasting rights.

Investing Activities

Net cash used in investing activities of the Bezeq Group in the year ended December 31, 2018 was NIS 2.55 billion (approximately $681 million) compared to NIS 1.15 billion in the year ended December 31, 2017. The increase in net cash used in investing activities was mainly due increased investments of the Bezeq Group in short-term investments.

Financing Activities

Net cash used in financing activities by the Bezeq Group in the year ended December 31, 2018 was NIS 2.25 billion (approximately $600 million) compared to NIS 844 million in the year ended December 31, 2017. The increase was primarily attributable to lower proceeds from issuance of debt of the Bezeq Group and lower dividends paid by Bezeq to non-controlling interests which was partially offset by lease payments classified as cash flows from financing activities instead of cash flows from operating activities as a result of implementation of IFRS16.

Critical Accounting Policies

We adopted the critical accounting policies of Bezeq after our acquisition of Bezeq. The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

Effective January 1, 2018, the Bezeq Group early adopted IFRS 16, Leases. The main effect of early adoption of IFRS16 is reflected in the cancellation of the existing requirement that lessees classify leases as operating (off-balance sheet) or financing leases. The new standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. Accordingly, until the date of initial application, the Bezeq Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS16, for agreements in which the Bezeq Group is the lessee, the Bezeq Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Bezeq Group has a right to control identified assets for a specified period of time. Accordingly, the Bezeq Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets and written down as depreciation and amortization expenses.

The Bezeq Group applies the standard using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Bezeq Group has elected to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the balance of the Bezeq Group’s retained earnings at the date of initial application.

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

Useful life (years)
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

Depreciation methods, useful lives and residual values are reviewed at least at each year and adjusted as required.

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

For claims which the Bezeq Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Bezeq Group, based on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Bezeq Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

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

The Bezeq Group’s revenues decreased to NIS 9.3 billion for the year ended December 31, 2018 due to reduced revenues in all of the Bezeq Group’s main segments. The continued decline in overall revenues reflects the continuing competition in the communications industry in Israel.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including the Bezeq Group’s) minimum contractual obligations and commercial commitments as of December 31, 2018 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	15,538	2,183	4,216	4,055	5,083
Operating lease obligations	1,659	446	552	300	361
Purchase obligations	470	470	-	-	-

Total	17,667	3,099	4,768	4,355	5,444

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management

Shlomo Zohar	66	Chairman of the Board of Directors
Sharon Avidar	38	Director
Moshe Rosenthal(1)(2)	52	External Director
Debbie Saperia(1)(2)	51	External Director
Benny Gabbay(1)(2)	53	Director
Ami Barlev	40	Chief Executive Officer and Director
Itzik Tadmor	38	Chief Financial Officer

Bezeq Group’s Executive Management

Dudu Mizrahi	49	Chief Executive Officer of Bezeq
Yehali Rotenberg	47	Chief Financial Officer of the Bezeq Group
Ran Guron	49	Chief Executive Officer of Pelephone, DBS and Bezeq International

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

At our 2018 annual general meeting, Ami Barlev, Benny Gabbay and Shlomo Zohar were elected to serve as directors until our 2019 annual general meeting. Mr. Or Elovitch was not nominated for reelection at this meeting.

In January 2019, we announced the appointment of Ami Barlev, Chairman of the Board, as the new Chief Executive Officer replacing Doron Turgeman. Doron Turgeman remained as CEO of Interne Gold, our parent company. In addition, Mr. Shlomo Zohar, a director of our company, was appointed to serve as Chairman of the Board instead of Mr. Barlev, who continued to serve as a director.

In February 2019, we accepted the recommendation of the Board of Directors of Internet Gold for the appointment of a new Board member, Ms. Sharon Avidar. Ms. Avidar will serve as director until our 2019 annual general meeting.

Ms. Debbie Saperia and Mr. Moshe Rosenthal each serve as an external director pursuant to the provisions of the Israeli Companies Law for three-year terms until June 2019. There are no family relationships among any of our directors or executive officers.

Ron Eilon, who served as Chief Executive Officer of DBS for 12 years, left his position in June 2018. Ran Guron, CEO of Pelephone, became CEO of DBS effective August 1, 2018. Dudu Mizrahi was appointed as CEO of Bezeq effective September 1, 2018. Moti Elmaliach stepped down as CEO of Bezeq International in December 2018 but remained as the COO. Ran Guron became CEO of Bezeq International in addition to his CEO duties at Pelephone and DBS.

Our Directors and Officers

Ami Barlev has served as a director since February 2018 and as our Chief Executive Officer since January 2019. He was previously appointed as our Chairman of the Board and Chairman of the Board of our parent, Internet Gold, in February 2018. Mr. Barlev served as General Counsel of the Eurocom Group and as Vice President from 2008 and June 2014, respectively, until February 2018. Mr. Barlev also serves as a director of Bezeq, Pelephone Communications Ltd., Bezeq International Ltd., Bezeq Online Ltd., DBS Satellite Services (1998) Ltd., Gilat Telecom Uganda Limited, TCL Teleserve Communication Ltd., Gilat Satcom Ghana Limited and Gilat Telecom Zambia. Mr. Barlev holds an LLB degree from Bar Ilan University.

Benny Gabbay has served as an independent director since August 2013 and is a member of our audit and compensation committees. Since 2002, Mr. Gabbay has served as the chief executive officer of Ofek Semiconductors Ltd., a global importer and exporter of semiconductors. Prior to that and from 1996, Mr. Gabbay served as a senior manager at Iridium Data Ltd. From 1994 to 1996, Mr. Gabbay was a manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Since 2010, Mr. Gabbay has also been a partner in a real estate development initiative in the United States and serves as the chairman of the board of Novolap Medical Ltd., a biotechnology company. Mr. Gabbay is a certified public accountant in Israel and holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem. Mr. Gabbay also serves as an independent director of Copperline Americas Limited, a U.S. company that issued debt in the Israeli stock market since August 2015. Since November 2016, Mr. Gabbay has been as an external director at Dor Alon Energy Israel (1988).

Shlomo Zohar has served as a director since September 2018 and as chairman of the Board since January 2019. Prior to his election as director, he served as director of Alon USA Energy, Inc. (which is now part of Delek US (NYSE: DK)) since May 2010. Mr. Zohar has worked as an independent consultant in the financial services sector since January 2006. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar has been Chief Executive Officer of A.D.O. Group Ltd. (TASE:ADO) since July 2011 (and is an executive vice chairman of the Board of ADO Properties SARL (ETR:ADJ)). He has been chairman of the board of Naaman Group (N.V.) Ltd. since February 2012. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zhohar & Co., CPA (Isr). He is a certified public accountant in Israel. He received his undergraduate degree in economics and accounting from Bar-Ilan University and an MBA degree from McGill University.

Sharon Avidar has served as a director since February 2019. Ms. Avidar has over 12 years of experience in the Israeli capital market, specializing in passive investment and expertise in leading teams trading various financial instruments and assets. Between the years of 2013-2017 Ms. Avidar served as a director of Meitav Dash Mutual Funds Ltd. Ms. Avidar is an experienced product developer and served as the Head of Product Development in Tachlit Indices. Ms. Avidar also served as the Manager of Tachlit Tracking Funds - Meitav Dash exchange - traded tracking mutual funds with AUM of over three (3) billion NIS.

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

Debbie Saperia has served as an external director since January 2008 and is a member of our audit and compensation committees. Since June 2011, Ms. Saperia has also served as a director of FIBI Holdings Ltd. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in the marketing and sale of products to Evangelical Christians since 2005. Ms. Saperia is a consultant for Jones Lang LaSalle, which is involved in global commercial real estate. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co-Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds an LLB (Hons.) degree from the University of Manchester.

Itzik Tadmor has served as our company’s Chief Financial Officer since January 2019. Mr. Tadmor has served as our company’s Principal Financial Officer from May 2015 until January 2019. Mr. Tadmor served as our company’s controller from September 2011 until May 2015. Prior to joining our company, he worked at PriceWaterhouseCoopers (PwC) for six years. Mr. Tadmor received a bachelor’s degree in Accounting and Economics and an M.B.A. degree from Tel-Aviv University. Mr. Tadmor is also a Certified Public Accountant in Israel.

Executive Management of the Bezeq Group

Dudu Mizrahi was appointed as CEO of Bezeq effective September 1, 2018. Prior to his appointment, Mr. Mizrahi served as Deputy CEO of Tnuva. Prior to that, Mr. Mizrahi served as Deputy CEO and Chief Financial Officer of the Bezeq Group for four years. Previously, he acted as VP Economics & Budgeting of Bezeq, and in total worked for 20 years at Bezeq.

Yehali Rotenberg has served as VP Finance of Bezeq and Chief Financial Officer of the Bezeq Group since September 2017. Between 2012 to 2017, Mr. Rotenberg was the Deputy Chief Accountant, Head of Finance and Credit Division at Israel’s Treasury Department. Mr. Rotenberg also served as a director of Ashdod Port Ltd. between 2014 and 2016. Mr. Rotenberg holds a B.A. degree in Economics from Touro University, New York, and an M.B.A. degree majoring in Finance from Bar Ilan University.

Ran Guron has served as the chief executive officer of Pelephone since November 2015, as the chief executive officer of DBS since August 2018 and as the chief executive officer of Bezeq International since December 2018. Previously, he served as the Deputy CEO and VP Marketing of Bezeq from March 2011 to October 2015. Before becoming Deputy CEO at Bezeq, he was VP Marketing – CMO at Bezeq for 5 years. From 2003 to 2005, Mr. Guron was VP Marketing at 013 Barak (currently 013 Netvision Ltd.) He serves as Mentor for Microsoft Ventures Accelerator Tel-Aviv program for startups. Mr. Guron is the founder of the Yair Guron Memorial Scholarship R&D Fund in the Arava region. Mr. Guron holds an M.B.A. degree and a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem.

B.	Compensation

During 2018 we had two executive officers, Doron Turgeman, our former CEO and Itzik Tadmor, our principal financial officer, and five directors. Other than such officers, we had four additional employees who were engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors as a group (5 persons) for the year ended December 31, 2018 was NIS 1 million (approximately $280 thousand). This amount includes director’s compensation, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2018, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors.

Our services agreement with our former Chief Executive Officer, Doron Turgeman, was terminated in January 2019. The new CEO, Ami Barlev, works without a salary, in his role as CEO.

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

The following table includes information for the year ended December 31, 2018 concerning compensation for our Named Executive Officers (for 2018). All amounts are in US dollars:

	Doron Turgeman (Chief Executive Officer)[1]	Itzik Tadmor (Principal Financial Officer)
Annual fixed salary	282,000	77,000
Retention Bonus (treated as salary costs in the company’s financial statements).	62,000	5,000
Annual and special Bonus (treated as salary costs in the company’s financial statements).	-	-
Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	12,000	8,500

(1)	Doron Turgeman was replaced by Ami Barlev in January 2019. These amounts apply to Mr. Turgeman only.

For 2018 we paid each of our external directors, as well as to our independent director, annual fees of NIS 90 thousands (approximately $24 thousand) and a per meeting attendance fee of NIS 3.3 thousands (approximately $880). Such fees are paid based on the “Fixed” fees set forth in regulations promulgated under the Israeli Companies Law. According to the regulations, an external director (and our independent director) is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

Our internal auditor, who is also deemed to be an “officer” in accordance with the Israeli Companies Law, received approximately NIS 68 thousands (approximately $18 thousands) for his services in 2018. Such costs are treated as general and operating costs in our financial statements.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Messrs. Moshe Rosenthal, Shlomo Zohar and Benny Gabbay have the requisite “accounting and financial expertise.”

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

Our Compensation Committee adopted a compensation policy and will be required to approve our compensation policies at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our Compensation Committee, and by our shareholders by a special majority in accordance with the Israeli Companies Law. In May 2019, an amended compensation policy was approved by our shareholders.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor includes the responsibility to examine whether a company’s actions comply with applicable law and orderly business procedure. The internal auditor must meet certain statutory requirements of independence. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Mr. Ilan Chaikin currently serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Israeli Companies Law and the Israeli Securities Law, 5738-1968, or the Israeli Securities Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder, either pursuant to an undertaking given by the company in advance of the act or following the act:

●	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court. However, if a company undertakes to indemnify an office holder in advance of such a liability, the undertaking must be limited to foreseeable events based on the company’s activities when the company undertook such indemnification, and to amounts or standards that the board of directors has determined are reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

○	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

○	in a criminal action from which the office holder is acquitted, or

○	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

●	a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Israeli Securities Law, including reasonable litigation expenses and attorney fees.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law and Israeli Securities Law. On December 21, 2017, our shareholders approved a directors and officers’ liability insurance policy effective November 1, 2017 and terminating on October 31, 2018. The total coverage for each individual claim and in the aggregate was up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981. In September 2018, our shareholders approved an amended policy with the same coverage of $10,000,000 for a claim and in the aggregate and a premium of approximately $450,000. It will terminate on May 1, 2020. The amended policy also includes side “A” directors and officers liability coverage, which is for the benefit of our Directors and Executive Officers, but only in situations where coverage under the General Policy has been exhausted or is otherwise insufficient or unavailable. The total coverage for each individual claim and in the aggregate in the side “A” policy is up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981. It carries a premium of approximately $160,000 and terminates on May 1, 2020.

D.	Employees

On December 31, 2018, we had 5 employees, some of whom also provided services to Internet Gold. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2018, the Bezeq Group employed 11,132 persons, of whom 5,494 persons were employed by Bezeq, 2,453 persons were employed by Pelephone, 1,653 persons were employed by Bezeq International and 1,532 persons were employed by DBS.

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

The following table sets forth certain information As of May 14, 2019, regarding the beneficial ownership by each of our directors and directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Benny Gabbay	1,073	(*	)
All directors and executive officers as a group (7 persons)		(*	)

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 37,274,645 ordinary shares outstanding (not including 19,230 shares held as treasury stock) As of May 14, 2019.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of May 14, 2019, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 51.95% of our outstanding ordinary shares. Eurocom Communications, managed by attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon as special managers, pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the beneficial holder of 15,308,966 of the ordinary shares of Internet Gold.

The following table sets forth certain information As of May 14, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold	19,363,396	51.95%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 37,274,645 ordinary shares outstanding (not including 19,230 shares held as treasury stock) As of May 14, 2019.

Significant Changes in the Ownership of Major Shareholders

On January 13, 2016, Internet Gold sold 575,000 of our ordinary shares. Internet Gold reported that it held 19,363,396, or 64.78% of our ordinary shares in a Schedule 13D/A filed on January 14, 2016. Internet Gold’s equity percentage has since been diluted to 51.95% following private placements and the increase of outstanding shares. The address of Internet Gold is Dov Friedman Street, Ramat Gan 5250301, Israel

Dov Yelin, Yelin Lapidot Holdings Management Ltd. and Yair Lapidot reported a 5.03% holding in our equity amounting to 1,504,308 ordinary shares of our company, on their Schedule 13G filing on January 3, 2019. On February 11, 2019, they reported on Schedule 13G/A an increase to 5.05% amounting to a total of 1,510,858 ordinary shares of our company. According to our records following our private placement in Israel, the percentage of Yelin’s holdings is currently lower than 5%. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Meitav Dash Investments Ltd, reported a 5.15 % holding in our equity amounting to 1,540,321 ordinary shares of our company, on their Schedule 13G/A filing on December 26, 2018. On January 15, 2019, they reported on Schedule 13G/A a decrease to 4.99% amounting to a total of 1,491,107 ordinary shares of our company. The address of Meitav Dash is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent and other information available to our company, as of May 13, 2019, one record holder holding 27.5% of our outstanding ordinary shares had a registered address in the United States. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

B.	Related Party Transactions

We receive and provide few services and products to and from related parties at market rates and in the ordinary course of business. Other than the transactions described below, none of our related party transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms.

In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily among Bezeq, and other Bezeq Group companies. Such business activities primarily relate to the provision, purchase or sale of communications services and sale of products, including the provision of satellite or broadcasting services. The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

Registration Rights Agreement with Internet Gold

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

Office Lease

We and Internet Gold together lease our principal offices for an annual rent of NIS 145,000 (approximately $40,000). Several general and operating services are divided one-third to Internet Gold and two-thirds to us.

Employee Services Sharing with Internet Gold

Our CFO, Itzik Tadmor dedicates two-thirds of his time to our company and one third to Internet Gold. Other employees, auditing and other services are also provided with the same 2/3-1/3 structure.

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

Bezeq Group Transactions Deemed to be Significant

Approval date of Bezeq’s AGM (after approval of Bezeq’s audit/compensation committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction

June 30, 2016	Extension of the amended agreement with Eurocom Communications for ongoing management and consultation services for Bezeq. The agreement was terminated at the beginning of 2018.	NIS 6.4 million per year

April 3, 2017	Approval of Bezeq’s vote at the general meeting of DBS in favor of the agreement between DBS and Spacecom with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites, including in favor of implementation of the agreement. The term of the agreement remains the same as the original agreement, namely, until the end of 2028.	A total nominal cost of up to $263 million for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of USD 21.9 million.The overall cost of the agreement may be lower if surplus revenue sharing mechanisms are applied and/or the assumptions set out in the amendment to the Agreement.

Date of approval of Bezeq’s Board of Directors after receiving the approval of Bezeq’s audit committee	Nature of the transaction	Amount of the transaction

November 3, 2016	Bezeq’s agreement with Eurocom Digital for the additional acquisition of up to 90,000 VTECH N VDSL routers, valid until June 30, 2017.

Approval of the acquisition in an amount of up to $11.3 million (not including VAT)

In addition, in 2017, additional N standard VDSL routers were acquired, but in amounts that do not exceed the negligibility level as described above.

July 5, 2017	The agreement between Bezeq International and Eurocom Digital for the purchase of up to 100,000 TECH VDSL routers	Approval of the acquisition in an amount of up to $3.2 million (not including VAT)

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements of our company and Bezeq, including the notes thereto, listed in Item 18 “Financial Statements” and incorporated herein by this reference.

Export Sales

Not applicable.

Legal Proceedings (our company)

On June 29, 2017, Lynne P. Maleeff commenced litigation on behalf of a purported class of all persons and entities who purchased or otherwise acquired our shares between March 18, 2015 and September 6, 2017. The original defendants were our company, Doron Turgeman (our former CEO), Itzik Tadmor (our CFO) and Ehud Yahalom (our former CFO). On December 8, 2017, lead plaintiffs filed an amended complaint adding ten new defendants: Shaul Elovitch, Or Elovitch, Ron Eilon, Stella Handler, David Mizrahi, Micky Neiman, Allon Raveh, Linor Yochelman, DBS and Eurocom Communications. The amended complaint alleges a single cause of action against our company for violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint alleges that we made false and misleading statements and omissions in our SEC filings.

On February 20, 2018, we moved to dismiss the litigation for failure to state a claim or, alternatively, to stay the litigation pending the outcome of criminal investigations in Israel. Our motion to dismiss asserted that plaintiffs failed to allege that we had the required knowledge or scienter about the purported wrongdoing by other defendants and that we did not make any materially false statements. Plaintiffs filed their opposition to the motion.

The court issued a decision dated September 27, 2018 granting in part and denying in part our motion to dismiss. The court dismissed all claims against our company relating to our code of ethics, internal controls, and compliance with laws generally and all claims relating to the Bezeq subcommittee reviewing the Bezeq-Yes transaction except for certain allegations relating to statements in one particular filing and to allegations regarding our statements about our or Bezeq’s free cash flow. The court denied our motion to stay without prejudice to our ability to seek a stay in the future if circumstances change. On July 12, 2018, motions to dismiss were filed by (1) defendants Doron Turgeman, Itzik Tadmor, and Ehud Yahalom, all former officers of our company, (2) Ron Eilon, Micky Neiman and DBS; and (3) Stella Handler, Allon Raveh, Linor Yochelman, and David Mizrahi, officers of Bezeq.

On March 28, 2019, the court concluded that the complaint failed to allege claims against our executive officers for either primary violations of the U.S. securities laws or “control person” liability for the alleged violations by others of the U.S. securities laws.  The court therefore dismissed the complaint against Doron Turgeman, Itzik Tadmor and Ehud Yahalom. The court also concluded that the complaint failed to adequately allege personal jurisdiction against certain executive officers of Bezeq and DBS.  The court therefore dismissed the complaint against the DBS and Bezeq defendants for lack of personal jurisdiction. We anticipate that the court will issue a scheduling order shortly setting a schedule for discovery and for the plaintiffs’ motion to certify the litigation as a class action.

Similar class action lawsuits were filed in Israel and are described in the table below. In Israel, pursuant to the Attorney General’s request to extend the stay of proceedings in view of the investigation, the court approved a stay of proceedings.

Our company, Internet Gold and five members of our Board of Directors were named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 million out of the dividends distributed by us in May 2016 was distributed unlawfully as such amount was not included in our profit and loss report, and therefore does not qualify as a “surplus” that may be lawfully distributed as dividends under the Israeli Companies Law. A pretrial hearing was held in March 2017, in which the court allowed us to file an additional brief response and a supplementary expert opinion, in order to respond to the arguments. We filed the additional responses on in June 2017. The court further held that the parties should consider the possibility of a constructive dialogue regarding the issues in dispute and instructed the parties to inform the court about the results of this dialogue, and whether they want to set a date for an evidence hearing or additional preliminary motions. The dialogue process failed, and accordingly, the court set dates for the evidence hearing (as part of the motion to certify) for January 6, 2019. On January 6, 2019, evidentiary hearings were held. The court decided that our summaries must be submitted by May 28, 2019, and the reply on behalf of the plaintiff must be submitted by June 10, 2019. We believe it is likely that the motion will be approved since the burden of proof at this preliminary stage of the derivative claim is very low.

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

Bezeq’s reporting policy is based on considerations of quality and of amount. Bezeq decided that the bar of amount materiality would be events affecting Bezeq’s net profit by 5% or more according to its latest annual consolidated financial statements, net of the effects of events not during the regular course of business that have a non-recurring effect on Bezeq’s results, such as impairments of assets, cancellation of tax assets, provisions for employee retirement, capital gains, etc., according to the latest consolidated annual reports of Bezeq. Accordingly, in the absence of relevant qualitative considerations, this section describes legal proceedings involving NIS 65 million or more before tax (approximately NIS 50 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless Bezeq believes the claim has other aspects and/or implications beyond its monetary amount). Submission of class actions in Israel does not involve payment of a free deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone’s operations:

Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
Aug 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed. On February 3, 2007, a Supreme Court ruling was handed down according to which the applicants’ appeal to dismiss the decision was accepted and the hearing will be returned to the District Court for ruling on the question of whether VAT was unlawfully collected in respect of overseas cellular services. According to the Supreme Court ruling, if the District Court rules in favor of the issue and Pelephone is required to refund the collected VAT to its customers, a claim for indemnification against the Tax Authority will be possible for these amounts that it will be required to refund. Furthermore, it was determined that in the context of prepaid service bundles for use overseas, the VAT rate is zero. According to Pelephone’s initial estimate, the implication of the Supreme Court ruling is that the results of the aforementioned process will have no significant repercussions for Pelephone. The petitioners and the State are conducting negotiations, and therefore the Court is holding its decision regarding the petition.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.

May 2012	Customer v. Pelephone	District (Tel Aviv)	Financial class action suit	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments. The proceeding was divided into two stages (first stage is clarification the responsibility and quantification of damages, if necessary, will be the second stage). On January 20, 2019, a ruling was handed in the case that Pelephone is responsible as alleged in the claim, on grounds of misleading conduct under the Consumer Protection Law and on grounds of bad faith in conducting negotiations, and this, with regard to the period up to the date of the certification of the claim as a class action (March 2014). In accordance with the ruling and a previous decision in the case, the next stage in the hearing of the case will be the question of the alleged damage.	124

November 2012	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone allowed unlawful charging of subscribers for mobile content services that were not ordered, by the content service company, E-interactive.	107

November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

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

In July 2018, a hearing was held in which the parties completed their arguments and are now awaiting the court’s decision.

					300

Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
February 2014	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone acted in a manner that amounted to harassment of a large consumer public by making repeated telephone calls aimed at recruiting customers. The grounds for the claim are breach of statutory duty, negligence, violation of privacy and lack of good faith in negotiations.	The amount of the claim is not specified.

July 2014	Customer v. Pelephone and three other cellular companies.	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone, together with three other mobile telephony companies, registered subscribers for content services without obtaining their consent and in contravention of the law, and thereby creating a “platform” for iQtech Group to unlawfully charge tens of thousands of people for content services.	Approximately 100 with regard to the mobile telephony companies and 300 against all the defendants.

May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

The claimants allege that Pelephone does not offer “Walla Mobile” tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers. The proceedings in the case were consolidated with another case (section D above) due to the similarity between the proceedings. In July 2018, a hearing was held in which the parties completed their arguments and are now awaiting the court’s decision.

					The amount of the claim is not stated, but the application is estimated to be in millions of shekels.

October 2016	Customer v. Pelephone, Partner and Cellcom	District (Lod)	A financial claim filed with a motion to certify it as a class action.

The claimants allege that the defendants do not allow their subscribers to make full use of their overseas package and this through discriminatory terms under which the package can be used for a very short period (between one week to one month only) and that at the end of that period, the unused balance of the package expires and no reimbursement is given. The claim is waiting for the Ministry of Communications to file its position regarding the dispute between the parties.

					The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

December 2016	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that, due to a fire that broke out in one of Pelephone’s switching systems, damages were caused to the public for reasons of breach of statutory duty, misleading conduct under the Consumer Protection Law, negligence and unjust enrichment and breach of the duty of good faith.	70

April 2017	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The claimant alleges that the Defendant changed, unilaterally and without consent, the terms of the agreement between it and the claimant, and others like her, by allowing continued internet use once the internet usage limit was reached, instead of blocking it, despite Pelephone’s announcement on this matter.	80

October 2016	Customer v. Pelephone, Partner and Partner	Central District	A financial claim filed with a motion to certify as a class action.	The plaintiff claims that the Defendants make unlawful use of their customers’ location data, thus violating the agreements with them, the operating licenses and various laws, including the Protection of Privacy Law.	850

March 2018	Customer vs Pelephone, Golan Telecom, Cellcom and Hamilton	Central District	A financial claim filed with a motion to certify as a class action.	The claimants allege that the defendants marketed and/or provided mobile radio service to mobile devices manufactured by Xiaomi, from which it was not possible to call emergency numbers in Israel.	65

Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
November 2018	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The claimants allege that, due to disruptions that occurred in Pelephone’s network, the defendant is required to compensate its customers for breach of contract with the customers, as well as a breach of the provisions of its license and various laws, including the Communications Law.	200

December 2018	Customer v. Pelephone	Central District	A financial claim filed with a motion to certify as a class action.	The claimant alleges that Pelephone uses information it has on the location of its subscribers for its business needs, and sends them text messages regarding the sale of relevant services for their location, thereby violating the Protection of Privacy Law.	The amount of the claim is not stated, but the claim is estimated at millions of shekels.

April 2019	Customer v. Pelephone (and Bezeq International)	Central District

A claim and motion to approve it as a class action that was filed against them and against six other communication service companies The claim and the request have not yet been served to Bezeq International.

The allegation is that the subsidiaries did not inform their customers as to the possible dangers of using the Internet and the possibility of joining a free content filtering service, in violation of the provisions of the Israeli Communications Law, and also claims of violation of the Consumer Protection Law, the Torts Ordinance, as well as breach of contract and unlawful enrichment.

The amount of the claim is not stated, but the claim is estimated at tens millions of NIS.

Legal proceedings that ended during the Reporting Period

Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
September 2017	Customer v. Pelephone	District Court (Nazareth)	A financial claim filed with a motion to certify as a class action.	The plaintiff argues that Defendant fails to block access to foreign internet browsing services for its subscribers who did not purchase a package for web-browsing abroad or who asked for voluntary access to the surfing services, and that it charges these subscribers retroactively when they purchase a web-browsing package and after accumulating a debt for browsing services. The plaintiff argues that Pelephone therefore practices unjust enrichment. In June 2018, the Court approved the applicant’s withdrawal of the motion to certify a class action, struck the petition, dismissed the plaintiff’s personal claim and ordered the proceeding closed.	262.5

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Bezeq’s operations:

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
November 2015 and March 2018	Customer v. Bezeq	Central District Court	Two claims together with motions to certify class actions

Motion dated November 2015 - It was alleged that Bezeq abused its monopoly position, by “preventing and blocking competition in general and effective competition in the Israeli communications market” and acted to delay and thwart the wholesale market report, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs’ allegations, the damage caused by Bezeq to the communication market in Israel is expressed by Bezeq’s excessive and unreasonable profits and they seek to claim damages of NIS 800 million, which they allege is based on 10% of Bezeq’s surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, for NIS 244 million for claimed abuse of monopolistic power and refers to the Competition Commissioner’s decision).

Motion 556 dated November 2015 and Motion 258 dated March 2018

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

In December 2017, the court approved inclusion in the case an immediate report published by Bezeq on October 22, 2017, in which Bezeq reported on a final oversight report issued by the Ministry of Communications concerning implementation of the wholesale telephony service and notice of the Ministry’s intention to impose a financial sanction in this matter. In December 2018, the Ministry of Communications imposed a financial sanction of NIS 11 million on Bezeq

On March 3, 2019, Bezeq informed the court that in the light of the expected changes to the judicial panel if the petition for approval is accepted, it agrees to the court’s proposal to approve the motion to treat the claim as a class action without a reasoned decision being handed down in this case by the court, while reserving all its arguments for the actual claim. Bezeq updated the court that on February 25, 2019 it filed an administrative petition against the foregoing decision of the Director General of the Ministry of Communications of December 2018. Subsequently, on March 5, 2019, the court accepted the motion to treat the claim as a class action and clarified that all arguments of the parties are reserved for hearing of the actual claim and that the evidence and investigations that were heard as part of the motion to certify will be part of the evidence in the class action.

Motion of March 2018 - a similar motion to that of November 2015 that was filed by the same plaintiffs also alleging that Bezeq abused its monopoly position, by preventing competition in the communications market, thereby causing damage to the Israeli public and earning unreasonable profits as a result of abusing its power as a monopoly. While the relief and damage claimed in the November 2015 motion related to the period up to the date of filing that motion, in this motion the relief and damage claimed relate to a period from the date of filing the November 2015 motion through to the end of 2017, in view of the plaintiffs’ allegation that Bezeq did not cease the actions alleged against it in the previous motion and in view of the allegation added to the tort, in addition to exploitation of the strength of Bezeq, “acts of corruption and unlawful activities for proscribed purposes of the Director General of the Ministry of Communications”. According to the plaintiffs, the damage caused by Bezeq to the telecommunications market in Israel is reflected in the excess and unreasonable profitability of Bezeq. The claimed damage of NIS 258 million, in this motion is also based on 10% of Bezeq’s surplus operating profit, arising from abuse of its monopolistic strength (in addition to the damages claimed in the previous motion). On May 31, 2018, Bezeq filed a motion for stay of proceedings in view of ISA’s investigation. The stay motion is still under discussion.

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

August 2016 and December 2016	Customer v. Bezeq	District Court of Tel Aviv and the Central District	Two claims together with motions to certify class actions

Two motions claiming that Bezeq charges a monthly payment of NIS 5.93 for “support and/or liability” as part of using its internet infrastructure, unlawfully and without consent.

Due to the similarity between the motions, the motion was transferred from the Central District Court to the Tel Aviv District Court and a motion was filed to strike out one of the actions.

On March 26, 2017, the court resolved to strike out the later motion (motion of December 2016 for NIS 160 million). On October 10, 2018, the appeal against the decision filed by the plaintiff in a later motion after the appellant withdrew the motion, was dismissed.

* Claim for an unknown amount.

February 2017	Customer v. Bezeq	Central District Court	Motion to certify a class action	A motion alleging that Bezeq collects payment form some of its customers for an anti-virus service, while in practice it does not provide them with such service, and that it starts charging for provision of the service from signing of the agreement with the customers and not from actual provision of the service. Accordingly, the Applicant requests requiring Bezeq to compensate its customers that purchased the service and did not actually receive it for the damages incurred by them, including refunding of amounts collected for the service.	* There is no accurate estimation, estimated at NIS tens of millions.

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
April 2017 and May 17, 2017	Customers against Bezeq (motion of April 2017 also against the subsidiary Walla! Communications Ltd., Yad2 and an advertising company owned by Walla)	Tel Aviv District Court	Two motions for certification as class actions

The motion pertains to Bezeq’s B144 service, which enables businesses to advertise on the Internet (the “Service”). According to the petitioner, the Respondents charged subscribers to the Service unlawful charges

On January 25, 2018, the court resolved, further to motions filed by Bezeq and other respondents, to dismiss the first motion in limine on grounds that the application does not meet the criteria set out in the Class Actions Law, the existence of flaws in the motion, and in view of the existence of the second motion which is similar to the first (on July 19, 2018, the Supreme Court dismissed the appeal filed against this resolution in view of the fact that no guarantee was deposited).

The second motion will continue to be heard in court.

* The amount of the claim cannot be estimated.

June 2017	Shareholders of Bezeq against Bezeq, Chairman of Bezeq’s Board of Directors, members of Bezeq’s Board of Directors, and companies in the Eurocom Group (Such as Bcom and Igld). (the first motion against the CEO of Bezeq and the CEO and CFO of DBS as well).	At the Tel Aviv District Court (Economic Department)	Two motions to certify class actions

The subject of the motions is a transaction from 2015 in which Bezeq acquired from Eurocom DBS the balance of DBS shares that it held

The first motion was filed in the name of anyone who acquired Bezeq shares between February 11, 2015 and June 19, 2017 (excluding the respondents and/or those acting on their behalf and/or connected with them). In the motion it is argued that the report concerning the Transaction was misleading and/or deficient, and on account of which due to the opening of a public investigation into the Transaction by the ISA the public has become aware of details concerning the Transaction and its implementation, which led to a drop in Bezeq’s share price in the days following the disclosure and analysis of the new information. The Petitioner argues that the Respondents acted contrary to the provisions of the Securities Law and contrary to the provisions of additional laws, and caused holders of Bezeq’s securities heavy financial losses, amounting to millions of shekels if not more.

The second motion was filed in the name of three sub-classes - anyone who acquired (1) shares of Bezeq, (2) shares of B Communications Ltd, and (3) shares of Internet Gold - Golden Lines Ltd. on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017. The petitioner argues that the public that invested in the aforementioned shares was seriously misled, which was uncovered following the opening of a public investigation into the Transaction by the ISA on June 20, 2017, whereby the increase in the cash flow of DBS as reported in Bezeq’s financial statements was artificially inflated, according to their claim, thereby misleading reasonable investors who based themselves on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies. The Petitioner also claims additional damage caused to the groups of shareholders in B Communications and Internet Gold.

1,240 in the first motion and 568 in the second motion

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

In accordance with a procedural arrangement approved earlier by the court, the petitioners agreed in the aforementioned motions to administer the motions jointly and they will file a consolidated motion.

Pursuant to the Attorney General’s request to extend the stay of proceedings in view of the investigation, the court approved a stay of proceedings until October 31, 2019.

June-August 2017 and a motion from December 2017	Bezeq shareholders against Bezeq and DBS (not including two motions that were filed only against Bezeq)	Tel Aviv District Court	Various motions to disclose documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law filed further to the ISA investigation

In some of the motions, the court was moved to instruct Bezeq (and DBS, as applicable) to submit to the Petitioners certain documents in connection with an interested party transaction between DBS and Spacecom from 2013, as amended early in 2017 (in this section: “DBS - Spacecom Transaction”). On April 15, 2018, the court resolved to consolidate the four motions that were filed on this matter. Subsequently, on June 24, 2018, the plaintiffs filed a consolidated and amended motion. On August 16, 2018, the motion for permission to appeal the decision on consolidation that was filed by one of the applicants in which the court was asked to cancel the consolidation decision and instruct that the other motions should be struck out, was dismissed. Additionally, further to the motions of the Securities Authority in view of the investigation, the proceeding was stayed.

In an additional motion, the court was moved to instruct Bezeq and DBS to submit to the Petitioner documents and information also in connection with the agreement for Bezeq’s purchase of DBS and in connection with the DBS - Spacecom Transaction. In this motion, the Petitioner wishes to explore the filing of a motion to certify a derivative claim against officers in Bezeq and DBS who were in breach of their fiduciary duty against Bezeq in these transactions, according to the Petitioner, where the relief requested is to return all the benefits they received for the positions they held in Bezeq or DBS (salary, bonuses, management fees, etc.). The court consolidated the preliminary hearing in this case with the preliminary hearing on the motions to disclose documents prior to filing the motion for certification of a derivative claim, detailed in subsection (B) above.

Pursuant to the court’s decisions from April 15, 2018 and April 24, 2018, the motion was struck out in view of the similarity with other existing motions on the same matter (motion to certify a derivative claim from March 2015 and four motions that were consolidated as detailed above)

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

Motion from December 2017 - the motion to instruct Bezeq to disclose various documents to the plaintiff with respect to advance payments on account of the second contingent consideration in the YES transaction, with regard to which impaired judgment is alleged in the actual decision to pay advances and in advance payments without receiving any collateral. Pursuant to Bezeq’s motion dated January 21, 2018 to dismiss one of the two motions, either this one or the motion to certify a derivative claim set out in Subsection b dealing with issues that frequently overlap. On April 17, 2018, the motion was struck out with the petitioner’s agreement.

February 2018

Bezeq shareholders against Bezeq as a formal respondent and against Bezeq directors at the relevant times to the motion and against the controlling shareholders (indirectly) of Bezeq, Mr. Shaul Elovitch and Mr. Yosef Elovitch

		Tel Aviv District Court - Economic Department	Motion to certify a derivative claim

According to the allegations in the motion, it concerns Bezeq’s execution of an assessment agreement with the Tax Authority which was signed on September 15, 2016 (the “Assessment Agreement”), whereby Bezeq paid the Tax Authority NIS 462 million in tax for financing revenue from loans to DBS, whereas on the other hand, it was agreed that DBS’ losses in respect of financing expenses for Bezeq’s shareholder loans to DBS would be fully recognized for Bezeq after the merger between Bezeq and DBS.

The plaintiffs claim that as a result of execution of the Assessment Agreement, Bezeq paid an aggregate of NIS 660 million, of which NIS 462 million was paid to the Tax Authority and NIS 198 was paid to the controlling shareholders as a contingent consideration (“the Contingent Consideration”), which was set out in an agreement for acquisition of all the holdings and shareholder loans of Eurocom DBS.

According to the plaintiffs, Bezeq’s execution of the Assessment Agreement constituted an exceptional transaction of a public company in which the controlling shareholder has a personal interest, and it was unlawfully executed, since it was contrary to Bezeq’s interests and because the approvals required by law to enter into the transaction were not obtained.

According to the plaintiffs, the damage incurred by Bezeq as a result of execution of the Assessment Agreement ranges between a minimum of NIS 65 million (if Bezeq will be permitted to offset DBS’ losses with respect to financing expenses) and a maximum of NIS 219 million (if Bezeq will not be permitted to offset all of DBS’ loses for financing expenses). The alleged damage is estimated by comparing the payments which Bezeq was charged (the tax liability and Contingent Consideration) and the tax asset created for it in the Assessment Agreement, to the payments it would have been liable for and the tax asset that would have been created for it had it entered into a settlement agreement with the tax authorities proposed by the tax authorities on the date of approval of the DBS Transaction.

The plaintiffs claim that the respondents who are directors violated, their duty of caution and fiduciary obligations (and with respect to the respondents who are controlling shareholders of Bezeq, also their duty of fairness), and accordingly the plaintiffs request that the court approve filing of a derivative claim in Bezeq’s name against the respondents, and to require them to compensate Bezeq for the damage allegedly suffered by it as a result of breach of their obligations towards Bezeq.

At the request of the ISA, the process was stayed until August 20, 2018 in view of the investigation. On August 21, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018, with respect to the possibility of advancing the process. On December 31, 2018, the ISA filed a motion to extend the stay period until April 1, 2019.

65 minimum 219 maximum

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
April 2018		Tel Aviv District Court	Motion to certify a class action

The motion alleges that Bezeq is in breach of the prohibition prescribed in the Communications Law on sending advertisements (“spam”), in part by means of text messages to customers who contact it, which include a link to Bezeq’s website. The amount of the class action consists of monetary loss (estimate of the loss for time wasted in dealing with the spam messages) and non-monetary loss due to mental anguish, causing a nuisance and so forth. A similar motion for the same matter (but for a later period) and in the amount of NIS 52 million was filed in March 2015 in the same court and on January 9, 2018 it was certified as a class action. Bezeq filed a motion for leave to appeal the decision and it is scheduled for a court hearing, with a stay of implementation. The present motion for certification was filed in respect of text messages sent by Bezeq after the previous motion was filed. Concurrently with the filing of the present motion, the petitioners also filed a motion to consolidate the hearing on the current motion with that of the previous motion.

85

June 2018		At the Tel Aviv District Court (Economic Department)	Motion to disclose and inspect documents under Section 198(a) of the Companies Law.

The court is asked to instruct Bezeq, DBS, Mr. Shaul Elovitch, and Mr. Or Elovitch to submit to the petitioner, as a shareholder in Bezeq, various documents for the purpose of examining the possibility of filing a motion to certify a derivative claim on behalf of Bezeq. According to the petitioner, the controlling shareholder of Bezeq, B Com, and Messrs. Elovitch breached their duties of loyalty and fairness towards Bezeq in that the sale of 115 million Bezeq shares on February 2, 2016 by B Com while B Com and Messrs. Elovitch used inside information about Bezeq, and at a value significantly higher than the real value of the shares. The petitioner argues that this sale produced unlawful profits for B Com in the amount of NIS 313 million. The alleged inside information is that the financial statements of DBS and Bezeq supposedly did not reflect Bezeq’s de facto financial position, but rather a “free cash flow” that was allegedly inflated in order to increase the consideration in the transaction in which Bezeq acquired the shares of Eurocom Communications Ltd. in DBS (“Yes Transaction”). There is another motion pending against Bezeq to certify a derivative claim in connection with the Yes Transaction, which is stayed due to the ISA’s investigation. In this current motion, the petitioner argues that despite the fact that its motion is based in part on the same factual background, it is different from the existing proceedings in this matter. In view of the Investigation, the proceeding was stayed, at this stage until April 1, 2019.

Legal proceedings which ended during the reporting period or by the date of publication of the report

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)
August 2015	Customer v. Bezeq	District Court (Tel Aviv)	Action and motion to certify a class action

It is claimed that Bezeq abused it monopoly position to price its services in a manner that limits the ability of its rivals to offer fixed-line telephony services at competitive prices. The motion to certify is based to a large extent on a ruling) by the Competition Authority dated November 2014 that Bezeq abused its monopoly position.

On January 10, 2019, a judgment was handed down by the Tel Aviv-Jaffa District Court approving an agreed request of the parties to withdraw from the motion to certify a class action after an appeal filed by Bezeq with the Competition Tribunal was accepted and essentially annulled the decision of the Competition Commissioner, on the basis of which the motion to certify a class action was filed.

244

September 2016	Cellcom and Partner	Tel Aviv District Court	Opening order for declarative relief and orders for mandamus against Bezeq

In the context of the action, the court is asked, (1) to declare that Bezeq is obligated to market those ISPs who are among the Plaintiffs as part of the joint bundles marketed by Bezeq (“Reverse Bundle”) in an equal manner and in accordance with the Ministry’s instructions, and to instruct Bezeq to do so. 2) To declare that the obligations imposed on Bezeq with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to Bezeq’s infrastructure up to the first socket in their home, and to instruct Bezeq to do so. (3) To declare that Bezeq is obligated to allow the Applicants and/or any one of them to use the passive infrastructure that it owns and to instruct Bezeq to do so. On February 18, 2019, the court approved dismissing the motion pursuant to the settlement agreement signed between the parties on January 31, 2019 in which each party reserved their allegations.

*

June 2016	Customers against Bezeq, Bezeq International and other ISPs	Central District Court	Claim and motion to certify a class action

Special motion to certify a class action (filed in June 2016) further to consolidation of several similar motions). It is alleged against Bezeq that it is intentionally limiting the browsing speed defined for the ISPs and refraining from repairing malfunctions on the matter. Against the ISPs (including Bezeq International) it is alleged that they are misleading their customers regarding the internet browsing speed by selling them packages at a speed that they are unable to provide. a ruling was issued by the court on April 30, 2019 that approved the following: the petitioners withdrew their request for class action certification since following disclosure of documents, the petitioners concluded there are evidentiary difficulties in continuing with the legal proceeding against Bezeq.

Cannot be estimated.

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Bezeq International operations:

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)
November 2011	Customer v. Bezeq International	District (Central)	Civil class action	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish. On March 13, 2016, the court certified the claim as a class action. The parties have filed summations in the case and now await a ruling.	120

January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.

They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge. In April 2018, the court partially certified the claim as a class action (the part relating to additional compensation in the amount of NIS 1,000 for each pupil in the schools that use the website filtering software that was removed).

Approximately 61 with the addition of NIS 1,000 for each of the members of the class (every pupil in the Israeli education system).

Sept 2016	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants contend that Bezeq International charges excessive and unreasonable rates in contravention of section 17 of the Communications Law, for outgoing international calls.	Not mentioned.

June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.

It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court, to order DBS to refund to the members of the group, the amount collected for electricity consumption as aforesaid.

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

An amount of NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems, at a cost estimated in the motion of NIS 44.6 million.

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)

In July 2018, the court certified the claim as a class action, and ruled that there is prima facie cause for the representatives of the households in the buildings in which the representatives signed any from that lacks the explicit consent to bear the monthly cost of the shared electricity consumption for the broadcasting equipment.

In December 2018, the parties filed a notice to the court that they had reached an agreement in principle to end the proceedings by way of a settlement.

Pursuant to the motion filed by the parties, at the end of December 2018, the Supreme Court approved deferral of the date for submission of motions for leave to appeal (if a settlement agreement is not signed or approved) until April 1, 2019.

In March 2019, the parties filed an update notice stating that they are in the final stages of drafting the settlement agreement and that they intend to file it to the court in the coming days.

C. Sept 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

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

NIS 402 million (with additional relief to be determined at the court’s discretion).

D. July 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim of discrimination of DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with Bezeq’s employees, over other new members. This, according to the allegations, is contrary to DBS obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS which engages as alleged, in price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of two motions to certify.

The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.

The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court.

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)

With the consent of the parties the court decided to suspend the hearing of the case due to the simultaneous suspension of corresponding cases against other defendants, while there is a pending motion to transfer the hearing on the petitions to another court, as aforesaid.

In its decision of March 2018 to certify the procedural arrangements, the court ruled that the proceedings against all the communications companies, including the television companies and the motions against DBS, will be consolidated and heard together, and set procedures for examining the motions for certification. Furthermore, after the parties to the proceedings submitted their summations to the court, in July 2018, a hearing was held on all the motions for certification filed against all the communications companies, during which the court recommended that the plaintiffs consider withdrawing the motions for certification with compensation, and ruled that, if the recommendation is not accepted by September 2018, the court will hand its ruling on the motions for certification. In November 2018, as no further notification was filed in the matter, the court ruled that the case would be passed on for a ruling on the motions for certification.

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

According to the court’s decision, the settlement arrangement reached by the parties and the motion to certify it was published in May 2018 in the press and on the Internet. According to the principles of the settlement agreement, DBS will open a designated channel for those entitled to the benefit, for three months.

In December 2018, the Attorney General filed an objection to the settlement arrangement in its current format. In February 2019, DBS and the applicant filed responses to the Attorney General’s position.

In February 2019, the court ordered Bezeq to file a notice regarding the possibility of making a change in the text that appears on the TV screens for purchasing the channels relevant to this proceeding. In March 2019, DBS filed notice stating that it agrees to change the text that appears on the purchase screens, and reserves the right to change this text, provided that the other terms also clarify that the purchase of the channels relevant to the proceeding is an ongoing transaction. In March 2019, the court ruled that its decision to certify the settlement arrangement would be handed and sent to the parties.

The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)
April 2016	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the claimants, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the claimants contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and Unjust Enrichment Law and not in court.	The claimants have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court was also petitioned to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million.

June 2017		Investigation of the Israel Securities Authority		See Risk Factors”.

June 2017	Shareholders of Bezeq v. Bezeq, the Chairman of the Board of Directors of Bezeq, members of the Board of Directors of Bezeq, as well as companies of the Eurocom Group and against the CEO of Bezeq and the CEO and CFO of DBS.	District Court (Economic Department) in Tel Aviv	Motion to certify a class action

A motion to certify a class action that was filed, against the former CEO and former CFO of DBS in connection with a transaction from 2015, under which Bezeqacquired from Eurocom D.B.S. Ltd. the balance of DBS shares held by it, and concerning a transaction to acquire shares of Bezeqheld by Eurocom.

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)
July - August 2017	Shareholders of Bezeq v Bezeq and DBS	District Court at Tel Aviv – Yafo

A motion for discovery of documents prior to filing a motion for certification of a derivative action under Section 198A of the Companies Law; which was filed pursuant to an investigation by the Israel Securities Authority.

For further information concerning motions filed by Bezeq shareholders to the Tel Aviv District Court (Economics Division) in July 2017, which were consolidated under a single motion for discovery of documents prior to filing a motion for certification of a derivative claim under Section 198A of the Companies Law, against Bezeq and DBS, and to disclose certain documents relating to an interested party transaction between DBS and Spacecom from 2013, as amended in 2017 (the Spacecom Agreement).

June 2018		District Court (Economic Department) in Tel Aviv	Motion for discovery and perusal of documents under section 198A of the Companies Law	For further information regarding a motion for discovery of documents prior to the filing of a motion for certification of a derivative claim pursuant to Section 198A of the Companies Law, which were filed by shareholders against Bezeq, DBS, Mr. Shaul Elovitch, and Mr. Or Elovitch, for the delivery of documents and information in connection with the breach of the duties of trust, loyalty, fairness by Messrs. Elovitch with regard to the sale of Bezeq’s shares on February 2, 2016.

March 2017	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

The claimant alleges that DBS was in breach of the agreement with its customers and the terms of its license issued by the Ministry of Communications when it discontinued broadcasts of the Children’s Channel on January 1, 2017, and instead started to broadcast a channel called Yes KIDZ (“discontinuation of the channel broadcasts”), which the claimant argues is not an appropriate substitute.

In May 2017, DBS received a letter from the Council with regard to the termination of the proceeding against the substituting of the Children’s Channel, in which the Council stated that DBS had complied with the Council’s decisions on this matter, and that the response offered by Bezeq “provides a worthy alternative for the channel that was discontinued”. On October 4, 2018, the court approved the claimant’s withdrawal of the motion for certification.

Not mentioned.

Breakdown of proceedings for claims in material amounts and claims which could have material implications for walla! operations:

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)

May 2018	Walla website visitors against Walla	Tel Aviv District Court	Motion to certify a class action	It alleges that on its website, Walla publishes “advertising-related articles” without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort and unjust enrichment.	60

December 2018	Site visitors to the respondents’ websites against Walla and four other respondents	Central District Court	Motion to certify a class action

It is alleged that Walla and two of the other defendants published advertisements on their websites and applications for the marketing, sale and distribution of smoking and tobacco products, including electronic smoking products, which are allegedly manufactured and distributed by two other defendants. The petitioners’ main argument in the claim is that such advertisements are prohibited by law in general, and, specifically, when targeted to minors. The petitioners further claim that use of certain advertising and marketing means is prohibited, and this constitutes a violation of the provisions of the Restriction on Advertising and Marketing of Tobacco Products Law, the Consumer Protection Law, the Consumer Protection Regulations (Advertisements and Marketing Methods Targeted at Minors), breach of statutory duty, violation of personal autonomy, negligence, breach of the duty of good faith and unjust enrichment

300 (Against all 5 respondents)

December 2018	Walla website visitors against Walla	Tel Aviv District Court	Motion to certify a class action

It is alleged that Walla biased press coverage on its website in favor of the Prime Minister, allegedly in exchange for excessive regulatory benefits granted to its controlling shareholder - Bezeq, and its (former) controlling shareholder. The petitioner alleges that the members of the class suffered non-monetary damage in the form of a violation of autonomy, and also demands restitution of Walla’s alleged unjust “enrichment.” As stated in the motion, the amount of the class action is unknown.

*

March 2019	Site visitors to the respondents’ websites against Walla and eight other respondents	Tel Aviv District Court	Motion to certify a class action

It was alleged that Walla and other defendants publish “advertising-related articles” on their websites, their applications and the social media without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort, breach of the duty of good faith and unjust enrichment. The plaintiffs also refer to the motion to certify a class action on a similar subject and indicate that they wish to add further layers to the motion to certify.

The motion allegedly indicates an alleged conservative estimate of damages of NIS 300 per Walla website consumer. The motion does not stipulate the precise amount of the claim for all members of the class, but an overall damage estimate.

*

*	The amount of the claim or that it is a non-monetary claim was not indicated.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Global Select Market under the ticker symbol “BCOM” and on the Tel Aviv Stock Exchange. Our primary holding is our interest in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

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

In compliance with the Communications Law and Communications Order following our acquisition of the interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order. Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders. Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings. If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office shall have no effect.

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

In addition, pursuant to the Communications Order, so long as we hold the control permit in Bezeq, any state, government corporation or a corporation controlled by a government corporation cannot control our company. Ownership of our shares, directly or indirectly, by a government corporation requires the prior written approval of the Israeli Prime Minister and Israeli Minister of Communications, provided that the government corporation’s total direct and indirect holdings in Bezeq does not exceed more than 5% of any type of “means of control” (as such term is described above) of Bezeq. Ownership by a government corporation, directly or indirectly, of 5% or more of Bezeq’s outstanding shares or a “significant influence” (as such term is described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense. A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq.

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

Tax on Capital Gains of Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. The Real Gain accrued on the sale of our Shares is generally taxed at a rate of 25% for corporations. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company), the tax rate will be 30% (25% in 2011).However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax. Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted, and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder. Capital gains are also reportable on annual income tax returns.

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

However, this exemption does not apply if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2018. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.bcommunications.co.il) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

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

Effects of Currency Fluctuations

Our unconsolidated net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 123 million (approximately $33 million) at December 31, 2018. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in our yearly financial income of NIS 1.23 million (approximately $330 thousand).

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

The Bezeq Group’s net exposure to changes in foreign currency exchange rates was NIS 127 million (approximately $34 million) at December 31, 2018. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an immaterial increase or decrease in Bezeq’s yearly financial expenses.

Effects of Changes in the Israeli Consumer Price Index

Our unconsolidated net exposure to changes in the Israeli CPI was NIS 56 million (approximately $15 million) at December 31, 2018. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial income of NIS 560 thousand (approximately $149 thousand).

The Bezeq Group’s net exposure to changes in the Israeli CPI was NIS 4.9 billion (approximately $1.3 billion) at December 31, 2018. The exposure primarily consists of Bezeq’s debentures which are linked to the Israeli CPI. As of December 31, 2018, Bezeq holds forward contracts on the Israeli CPI in the amount of NIS 1.35 billion (approximately $360 million). Each increase or decrease of 1% in the Israeli CPI will result in NIS 27 million (approximately $7 million) increase or decrease in the Bezeq Group’s yearly financial expenses.

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2018, we had NIS 213 million (approximately $56 million) in cash and cash equivalents and NIS 376 million (approximately $100 million) in short term investments.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and principal financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and principal financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2018, our disclosure controls and procedures are ineffective.

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

In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we were prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting. Therefore, our company’s internal control over financial reporting was ineffective as of December 31, 2018.

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

Changes in Internal Control Over Financial Reporting

Subject to the limitations mentioned above, as of December 31, 2017 we identified a material weakness pertaining to the design of Bezeq’s internal control over financial reporting relating to certain matters, which were mainly among the matters that were the subject of the investigations.

Remediation

Except with respect to the changes in connection with the remediation of the material weakness as described below, there were no changes in the Company’s internal control over financial reporting that occurred during the year-end December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

For the year end December 31, 2018 assessment, Bezeq undertook many steps to remediate their internal controls, and have determined such steps to be effective.

■	Board and Management Composition – Since the ISA and Israeli Police investigations were made known to Bezeq in 2017, the composition of the Board of Director of Bezeq was totally changed and new senior management of Bezeq focused on preserving strong compliance and integrity.

■	Internal Reviews, Audits, Protocols, and Trainings –Bezeq and its subsidiaries engaged external consultants to perform compliance reviews, appointed new compliance managers, updated written compliance procedures, and underwent new training concerning their respective compliance programs.

In light of the actions carried out to remedy the material weakness in Bezeq and based on an assessment of effectiveness carried out by Bezeq’s Management under the supervision of its Board of Directors, Bezeq’s Board and Management came to the conclusion that the material weakness of Bezeq as of December 31, 2018 was remediated.

At great expense, we undertook a comprehensive internal investigation and found no evidence of violations of the Foreign Corrupt Practices Act by our company. Our management believes that our then existing work process was adequate, that there were no material deficiencies in our controls and that the material weakness at Bezeq could not have been prevented by our company. Although we believe that there was no weaknesses in relation to the activity of our company, our Audit Committee engaged special legal counsel to assist us in designing and implementing certain prospective improvements to our existing internal processes and controls. We are continuing our efforts to strengthen our longstanding control processes. The procedures and controls, were improved, including training processes; working procedures with Bezeq’s finance departments and financial managers; procedures for appointing directors to the board of directors of Bezeq; and procedures for working with Bezeq’s internal enforcement team. We are committed to maintaining a strong internal control environment.

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

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the aggregate fees billed to us, Bezeq, Pelephone and Bezeq International by Somekh Chaikin, a member firm of KPMG International, the independent registered public accounting firm that audit our and their financial statements. All of such fees were pre-approved by the relevant committee for the examination of the financial statements.

Year Ended December 31,
	2017		2018
Services Rendered	Unconsolidated	Consolidated	Unconsolidated	Consolidated
Audit fees and audit-related fees(1)	NIS 760,000	NIS 6,462,000	NIS 555,000	NIS 6,235,000
Tax fees and all other fees(3)	NIS 221,000	NIS 2,037,000	NIS 109,000	NIS 947,000
Total	NIS 981,000	NIS 8,499,000	NIS 664,000	NIS 7,182,000

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice.

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

No ordinary shares of our company were purchased by us or on our behalf or by any affiliated purchaser during 2018.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a) (3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

●	The requirement that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The requirement regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)
1.2	Amended and Restated Articles of Association of the Registrant(2)
2.1	Specimen of Ordinary Share Certificate(1)
2.2	Description of Ordinary Shares
4.1	English translations of Control Permits issued by the Prime Minister of Israel and Israeli Minister of Communications to members of the Eurocom Group in 2019
4.2	Directors’ and Officers’ Compensation Policy, May 2019
4.3	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.(3)
4.4	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 20, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.(4)
4.5	Indenture for Debentures (Series C) (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(3)	Filed as Exhibit 4.14 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(4)	Filed as Exhibit 4.15 to the Registrant’s Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(5)	Filed as Exhibit 4.8 to the Registrant’s Report on Form 20-F for the year ended December 31, 2016, and incorporated herein by reference.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B COMMUNICATIONS LTD.

By:	/s/ Ami Barlev
Ami Barlev
Chief Executive Officer

By:	/s/ Itzik Tadmor
Itzik Tadmor
Chief Financial Officer

Dated: 13 May, 2019

B Communications Ltd. Consolidated Financial Statements As at December 31, 2018

B Communications Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

B Communications Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of B Communications Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investigation related to Bezeq The Israel Telecommunications Corp. Ltd., a subsidiary of the Company (“Bezeq”), Bezeq’s subsidiary DBS Satellite Services (1998) Ltd, and former officers in these companies (collectively referred to as the “accused parties”) as described below, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 14, 2019 indicates that the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company’s internal control over financial reporting.

As described in Note 1 to the consolidated financial statements, a joint investigation of the accused parties is being conducted by the Israel Securities Authority and the Israel Police. The basis of the investigation is the suspicion that the accused parties committed offenses under the Israel Securities’ Law and the Penal Code, with respect to transactions related to the Company’s controlling shareholder. Bezeq does not have complete information concerning the investigation, including any content, materials, or evidence which may be in the possession of the legal authorities. Accordingly, Bezeq is unable to assess the effects of the investigation, the findings, and the results on Bezeq’s consolidated financial statements and the estimates used in the preparations of these consolidated financial statements, if any. As a result, we were unable to obtain sufficient appropriate audit evidence as to the effect, if any, of the investigation proceedings on the Company’s consolidated financial statements.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2018 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2C to the consolidated financial statements.

Initial application of new standard

As discussed in Note 2I to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2017 due to the adoption of International Financial Reporting Standard No. 15 Revenue from Contracts with Customers and has changed its method of accounting for leases as of January 1, 2018 due to the early adoption of International Financial Reporting Standard No. 16, Leases.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, a possible violation of financial covenants and other factors which may prevent the Company from servicing its liabilities raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Legal and regulatory Matters

We draw attention to Note 22 to the consolidated financial statements regarding class actions, which were filed against the Company relating to the investigation mentioned above.

We also draw attention to Note 12D to the consolidated financial statements regarding the possibility that the Company will lose control in Bezeq in case the Company will not comply with the provisions of the Concentration Law until December 2019.

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

May 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

B Communications Ltd.

Disclaimer of Opinion on Internal Control Over Financial Reporting

We were engaged to audit B Communications Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Since management was unable to perform necessary procedures relating to the investigation, described in Note 1 to the Company's financial statements, which impact on the Company’s internal control over financial reporting, and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company’s internal control over financial reporting.

As a result, we were unable to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of the Company’s internal control over financial reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated May 14, 2019 expressed a qualified opinion on those consolidated financial statements due to our inability to obtain sufficient appropriate audit evidence as to the effect, if any, of the investigation proceedings described above on the Company’s consolidated financial statements.

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

May 14, 2019

B Communications Ltd.

Consolidated Statements of Financial Position as of

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2017	*2018	2018
	Note	NIS	NIS	US$

Current assets
Cash and cash equivalents	5	2,386	1,104	295
Investments	6	596	1,780	475
Trade receivables, net	7	1,915	1,773	473
Other receivables	7	270	269	71
Related party	12B	43	-	-
Inventory	3.9	125	97	26

Total current assets		5,335	5,023	1,340

Non-current assets
Long-term trade and other receivables	7	493	470	126
Property, plant and equipment	8	6,940	6,313	1,684
Intangible assets	9	5,840	4,227	1,128
Deferred expenses and non-current investments	10	558	509	136
Broadcasting rights, net of rights exercised	11	454	60	16
Rights of use assets	14	-	1,504	401
Deferred tax assets	21	1,019	1,205	322
Investment Property	13	-	64	17

Total non-current assets		15,304	14,352	3,830

Total assets		20,639	19,375	5,170

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Financial Position as of (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2017	*2018	2018
	Note	NIS	NIS	US$

Current liabilities
Bank loans and credit and debentures	15	1,858	3,997	1,066
Leases rights liabilities	14	-	445	119
Trade and other payables	16	1,719	1,702	454
Current tax liabilities	21	160	8	2
Provisions	17	94	175	47
Employee benefits	20	280	581	155
Total current liabilities		4,111	6,908	1,843

Non-current liabilities
Bank loans and debentures	15	12,437	9,637	2,571
Leases rights liabilities	14	-	1,106	295
Employee benefits	20	272	445	119
Other liabilities		234	175	47
Provisions	17	40	38	10
Deferred tax liabilities	21	459	302	81
Total non-current liabilities		13,442	11,703	3,123

Total liabilities		17,553	18,611	4,966

Equity	25
Attributable to shareholders of the company		1,246	228	61
Non-controlling interests		1,840	536	143

Total equity		3,086	764	204

Total liabilities and equity		20,639	19,375	5,170

Date of approval of the financial statements: May 13, 2019

/s/ Ami Barlev	/s/ Itzik Tadmor
CEO	CFO

*	For information regarding early adoption of IFRS 16, Leases, see Note 2.I.1

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2016	2017	*2018	2018
	Note	NIS	NIS	NIS	US$

Revenues	26	10,084	9,789	9,321	2,487

Costs and expenses
Depreciation and amortization		2,161	2,117	2,387	637
Salaries	27	2,015	2,007	1,995	532
General and operating expenses	28	4,021	3,906	3,394	906
Impairment losses	9	-	129	2,294	612
Other operating expenses	29	21	20	635	170

		8,218	8,179	10,705	2,857

Operating profit (loss)		1,866	1,610	(1,384)	(370)

Financing expenses (income)
Finance expenses		1,054	586	620	165
Finance income		(123)	(69)	(89)	(24)

Financing expenses, net	30	931	517	531	141

Profit (loss) after financing expenses, net		935	1,093	(1,915)	(511)

Share of loss in equity-accounted investee		5	5	3	1

Profit (loss) before income tax		930	1,088	(1,918)	(512)

Income tax expenses (benefit)	21	442	347	(59)	(16)

Net profit (loss) for the year		488	741	(1,859)	(496)

Profit (loss) attributable to:
Shareholders of the company		(236)	78	(1,029)	(274)
Non-controlling interests		724	663	(830)	(222)

Net profit (loss) for the year		488	741	(1,859)	(496)

Earnings (loss) per share	31
Basic		(7.92)	2.62	(34.44)	(9.19)
Diluted		(7.92)	2.62	(34.44)	(9.19)

*	For information regarding early adoption of IFRS 16, Leases, see Note 2.I.1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2016	2017	*2018	2018
	NIS	NIS	NIS	US$

Net profit (loss) for the year	488	741	(1,859)	(496)

Items of comprehensive profit (loss), net of tax	(15)	(8)	42	11

Total comprehensive profit (loss) for the year	473	733	(1,817)	(485)

Attributable to:
Shareholders of the Company	(240)	76	(1,018)	(271)
Non-controlling interests	713	657	(799)	(214)

Total comprehensive profit (loss) for the year	473	733	(1,817)	(485)

*	For information regarding early adoption of IFRS 16, Leases, see Note 2.I.1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Retained		Controlling	Total
	Shares (1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity
	NIS 0.1 par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2016	29,889,045	3	1,057	(*)	(47)	32	1,045	2,346	3,391

Changes during 2016:
Exercise of options in a subsidiary	-	-	-	-	(2)	-	(2)	6	4
Transactions with non-controlling
interest, net of tax	-	-	-	-	-	722	722	128	850
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,062)	(1,062)
Dividend to shareholders	-	-	-	-	-	(355)	(355)	-	(355)

Other comprehensive profit (loss),
net of tax	-	-	-	-	3	(7)	(4)	(11)	(15)
Net profit (loss) for the year	-	-	-	-	-	(236)	(236)	724	488
Comprehensive profit (loss) for the year	-	-	-	-	3	(243)	(240)	713	473

Balance as at December 31, 2016	29,889,045	3	1,057	(*)	(46)	156	1,170	2,131	3,301

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Retained		Controlling	Total
	Shares (1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2017	29,889,045	3	1,057	(*)	(46)	156	1,170	2,131	3,301

Changes during 2017:
Dividends to non-controlling interests	-	-	-	-	-	-	-	(948)	(948)

Other comprehensive loss, net of tax	-	-	-	-	1	(3)	(2)	(6)	(8)
Net profit for the year	-	-	-	-	-	78	78	663	741
Comprehensive profit for the year	-	-	-	-	1	75	76	657	733

Balance as at December 31, 2017	29,889,045	3	1,057	(*)	(45)	231	1,246	1,840	3,086

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

										Convenience
	Attributable to shareholders of the Company									translation
	Share capital							Non-		into U.S.
	Number of		Share	Treasury	Other	Retained		Controlling	Total	dollars
	Shares (1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity	(Note 2D)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2018	29,889,045	3	1,057	(*)	(45)	231	1,246	1,840	3,086	823

Changes during 2018:
Dividends to non-controlling interests	-	-	-	-	-	-	-	(505)	(505)	(134)

Other comprehensive profit, net of tax	-	-	-	-	7	4	11	31	42	11
Net profit (loss) for the year	-	-	-	-	-	(1,029)	(1,029)	(830)	(1,859)	(496)
Comprehensive profit (loss) for the year	-	-	-	-	7	(1,025)	(1,018)	(799)	(1,817)	(485)

Balance as at December 31, 2018	29,889,045	3	1,057	(*)	(38)	(794)	228	536	764	204

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2016	2017	*2018	2018
	NIS	NIS	NIS	US$
Cash flows from operating activities
Net profit (loss) for the year	488	741	(1,859)	(496)

Adjustments:
Depreciation and amortization	2,161	2,117	2,387	637
Loss from impairment of assets	-	129	2,293	612
Share of loss of equity accounted investees	5	5	3	1
Finance expenses, net	981	525	541	145
Capital gain, net	(86)	(27)	(13)	(3)
Income tax expenses	442	347	(59)	(16)
Change in inventory	(20)	(35)	(5)	(1)
Change in trade and other receivables	110	194	239	64
Change in trade and other payables	(24)	16	(144)	(38)
Changes in provisions	(19)	15	81	22
Changes in employee benefits	(65)	(33)	489	130
Change in other liabilities	23	(34)	-	-
Net income tax paid	(534)	(473)	(467)	(125)
Net cash provided by operating activities	3,462	3,487	3,486	932

Cash flows from investing activities
Purchase of property, plant and equipment	(1,193)	(1,131)	(1,216)	(324)
Investment in intangible assets and deferred expenses	(223)	(399)	(390)	(104)
Proceeds from the sale of PP&E and investment property	138	98	315	84
Tax payments due to owners’ loans	(461)	-	-	-
Change in investments, net	621	301	(1,168)	(312)
Net withdrawal from restricted cash	155	-	-	-
Tax payments regarding sale of investment property	-	-	(201)	(53)
Other	15	3	42	11

Net cash used in investing activities	(948)	(1,128)	(2,618)	(698)

*	For information regarding early adoption of IFRS 16, Leases, see Note 2.I.1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2016	2017	*2018	2018
	NIS	NIS	NIS	US$

Cash flows from financing activities

Proceeds from issuance of debentures and loans received	4,184	2,635	1,139	303
Repayment of debentures and loans	(4,871)	(1,813)	(1,793)	(478)
Interest paid	(915)	(537)	(523)	(140)
Dividends paid by Bezeq to non- controlling interests	(1,062)	(948)	(505)	(135)
Payments of principal and interest for leases	-	-	(422)	(113)
Transactions with non-controlling interests	978	-	-	-
Dividends to shareholders	(355)	-	-	-
Payments to Eurocom DBS	(256)	(61)	-	-
Others	(36)	(11)	(46)	(12)

Net cash used in financing Activities	(2,333)	(735)	(2,150)	(575)

Net increase (decrease) in cash and cash equivalents	181	1,624	(1,282)	(341)

Cash and cash equivalents as at the beginning of the year	581	762	2,386	636

Cash and cash equivalents as at the end of the year	762	2,386	1,104	295

*	For information regarding early adoption of IFRS 16, Leases, see Note 2.I.1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - General

A.	Reporting Entity

B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2018 include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”).

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

On February 1, 2016, the Company sold 115,500,000 shares of Bezeq (4.18% of the outstanding shares of Bezeq) for NIS 8.5 per share or NIS 978, net of transaction costs. The Company retained a 26.34% ownership interest in Bezeq, following the closing of the transaction. For more information relating to the Company’s control over Bezeq, see Note 12E.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

B.	Going concern

Taking into consideration the following: (1) the financial and business events in the Bezeq Group, which led to a deterioration in the Company’s financial position (mainly the impairment loss with respect to DBS as described in Note 9), including a possible violation of the covenants under the terms of the Company’s outstanding debentures; (2) the decline in the prices of the Bezeq Group shares, which led, among other things, to the failure of the sale process of B Communications and/or the introduction of a strategic investor in B Communications in a manner that could enable the Company to service its liabilities and/or to provide sufficient financial support for B Communications; (3) the Company’s decision to withhold payments to financial creditors at this stage; and (4) the process of dialogue with the bondholders of Internet Gold and B Communications in order to reach an arrangement and/or process for bringing an investor into the Group.

In light of the above, the execution of a transaction for the sale of the Company’s shares and/or the entry of a strategic investor into the Company and/or a refinance of the Company’s debt, all in a manner that will be approved by the bond holders of the Company, will be required in order to enable the Company to continue its operations. At this stage and until such transaction enters into advanced stages and the regulatory approvals are granted, there is a substantial doubt about the Company’s ability to continue as a going concern.

Please also refer to Note 12D and 33D.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - General (cont’d)

C.	Investigation of the Israel Securities Authority and the Police Force

On June 20, 2017, the Israel Securities Authority (“the ISA”) began an open investigation (“the Investigation”), which included searches at the offices of Bezeq and of DBS and seizure of documents.

As part of the investigation, the former Chairman of Bezeq’s Board of Directors was questioned, as well as Bezeq’s former CEO, the former CEO and CFO of DBS, and to the best of Bezeq’s knowledge, other senior officers and officers in Bezeq were questioned.

On November 6, 2017, the ISA issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney (Taxation and Economics). In accordance with the notice, the ISA concluded that there is prima facie evidence establishing the involvement of the main suspects in the case, in offenses of: (1) fraudulently receiving funds in connection with the entitlement of Bezeq’s former controlling shareholder to receive contingent consideration of NIS 170 as part of the transaction for Bezeq’s purchase of DBS shares from such shareholder, which consideration was based on certain targets to be met by DBS; (2) leaking the material of the independent committee of Bezeq’s Board of Directors that examined interested party transactions (the transaction for the acquisition of DBS shares by Bezeq and the transaction between DBS and Space Communications Ltd. for the purchase by DBS of satellite segments from Space Communications Ltd.) to Bezeq’s former controlling shareholder and associates; and (3) promoting Bezeq’s interests in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on how to proceed with this matter. It should be noted that in this context, on November 20, 2017, Bezeq and DBS received a “letter of notice to the suspect” indicating that the investigation file relating to Bezeq and DBS as suspects was transferred to the Attorney General for review.

On February 18, 2018, the ISA and the Israel Police issued a joint press release stating that in view of the evidence the ISA found in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened on that date by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433. Pursuant to such investigation, a number of suspects were arrested, including senior officers of Bezeq (including a former director and controlling shareholder in Bezeq and Bezeq’s former CEO), and were subsequently released under restrictive conditions.

On December 2, 2018, the spokespersons of the Israel Police and the ISA announced that the Investigation had been concluded (“the Announcement”). According to the announcement, the Investigation refers mainly to the alleged suspicion of bribery, fraud and breach of trust committed by the former controlling shareholder (at the times relevant to the Investigation), among others, in Bezeq and Walla website. With the conclusion of the Investigation, the Israel Police and the ISA Authority believe that there is sufficient evidence in the case to substantiate the suspicions against the main parties involved in the affair, some of whom are former officers of Bezeq (the former controlling shareholder of Bezeq, the former CEO of Bezeq, a former director in Bezeq, and the former VP of strategy and business development of Bezeq).

It should be noted that on February 28, 2019, suspicions against Prime Minister Benjamin Netanyahu were published. The suspicions include reference to the matters investigated in the Investigation, including suspicions of exercising authority by Prime Minister Netanyahu to promote matters relating to the business of a former controlling shareholder in Bezeq and to his economic interests and the economic interests of Bezeq.

In addition, as the Attorney General’s decision indicates that the he is considering charging the former controlling shareholder in Bezeq with criminal charges for bribery, offenses of obstruction of justice and coerced testimony, money laundering offenses, and reporting violations under the Israel Securities Law. For further information about these proceedings, see Note 22.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - General (cont’d)

Bezeq does not have full information about the investigations, their scope, the materials or the evidence in the possession of the legal authorities. Accordingly, Bezeq is unable to assess the effects of the investigations, their findings, and their results on Bezeq, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

Following the special circumstances and the restrictions as described above and the restrictions that were specified, Bezeq performed compensatory actions, reviews and tests and procedures in order to ensure that its financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

In this respect, Bezeq, carried out the following actions, among others:

1.	A special review of the adequacy of the control processes in Bezeq by outside consultants, led by Bezeq’s Internal Auditor and under the supervision of a special, independent committee from among Bezeq’s Board members. Further to this review, the special committee approved various amendments to the control processes and the work in Bezeq. The amendments have been implemented.

2.	A special review of the issues of corporate governance led by Bezeq’s Internal Auditor and supported by outside consultants. The work included deeper reviews on the issues of risk management, compliance, enforcement, and internal control. Bezeq and its subsidiaries are implementing the required adjustments according to the multi-annual guidelines decided upon.

3.	Retaining the services of professional accounting support to assist the process of preparing the financial statements of DBS for 2017 and 2018.

4.	Adding compensatory procedures in relation to the activities of certain officers on issues that affect financial reporting and disclosure, in order to deepen the internal control on those issues; these compensatory procedures were carried out in 2017 and 2018.

5.	Changes in the composition of the Board of Directors and in the composition of the management of Bezeq and its subsidiaries.

In 2017, as a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we were prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - General (cont’d)

Subject to these limitations, we identified a material weakness pertaining to the design of Bezeq’s internal control over financial reporting relating to certain matters, which were mainly among the matters that were the subject of the investigations. Our management then assessed the effectiveness of our own internal control over financial reporting as of December 31, 2017. For the year end December 31, 2018 assessment, Bezeq undertook many steps to remediate their internal controls.

At great expense, we undertook a comprehensive internal investigation and found no evidence of violations of the Foreign Corrupt Practices Act by our company. Our management believes that our then existing work process was adequate, that there were no material deficiencies in our controls and that the material weakness at Bezeq could not have been prevented by our company. Although we believe that there was no weaknesses in relation to the activity of our company, our Audit Committee engaged special legal counsel to assist us in designing and implementing certain prospective improvements to our existing internal processes and controls. We are continuing our efforts to strengthen our longstanding control processes. The procedures and controls, were improved, include training processes; working procedures with Bezeq’s finance departments and financial managers; procedures for appointing directors to the board of directors of Bezeq; and procedures for working with Bezeq’s internal enforcement team.

In the light of various actions carried out to remedy the material weakness in Bezeq and based on an assessment of effectiveness carried out by Bezeq’s management under the supervision of its Board of Directors, Bezeq’s Board and Management came to the conclusion that the internal control on the financial statements and the disclosure of Bezeq as of December 31, 2018 was effective according to Israeli SOX which is different from US SOX. This conclusion is subject to the limitations arising from the investigations by the Israel Securities Authority and the Israel Police (“the Investigations”). Bezeq do not have complete information about the Investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Accordingly, Bezeq is unable to assess the effects of the investigations, their findings and their effect on it, on its financial statements and on the estimates used in the preparation of its financial statements, if any.

D.	Private Investigation by the SEC

In March 2019, the Company was informed by Internet Gold of the issuance of a Formal Order of Private Investigation by the SEC of Internet Gold. The Formal Order authorizes an investigation of possible violations of the Foreign Corrupt Practices Act with respect to the facts uncovered in the criminal investigations in Israel.

E.	Definitions

In these financial statements-

(1)	The Company: B Communications Ltd.

(2)	The Group: B Communications Ltd. and its subsidiaries, as listed in Note 12.A.

(3)	Parent company: Internet Gold - Golden Lines Ltd.

(4)	Bezeq: Bezeq - The Israel Telecommunication Corp. Limited.

(5)	Bezeq Group: Bezeq The Israel Telecommunication Corp. Limited and its subsidiaries, as listed in Note 12 A.

(6)	DBS: DBS Satellite Services (1998) Ltd.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - General (cont’d)

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

The consolidated financial statements were authorized to be issued by the Company’s Board of Directors on May 13, 2019.

B.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2018, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2018 (NIS 3.748 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies. The methods used to measure fair value are specified in Note 19E.

E.	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

F.	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

Subject	Principal assumptions	Possible effects	Reference
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 9
Identification of a cash-generating unit to assess impairment	Determining cash-generating units in the Group	Recognition of impairment loss	Note 9
Deferred taxes	Assumption of anticipated future realization of the tax benefit, including assumptions for the utilization of carryforward losses in DBS, and the assumption that it is more likely than not that the cancellation of the structural separation between the Company and DBS will be approved.	Recognition or reversal of deferred tax asset in profit or loss	Note 21
Useful life and expected operation of fixed assets, intangible assets, broadcasting rights, and subscriber acquisition asset	Assumptions of the useful life of groups of fixed assets, intangible assets, and additional assets	Change in the value of fixed assets, intangible assets, additional assets, and depreciation and amortization expenses	Notes 8, 9, 10 and 11
Determining the lease term	When determining the term of the lease, the Group takes into consideration the period in which the lease cannot be canceled, including options to extend that will probably be exercised and/or options to cancel that will probably not be exercised.	An increase or decrease in the initial measurement of a right-of-use asset and a lease liability and in depreciation and financing expenses in subsequent periods	Note 14
Discount rate for a lease liability	The Group capitalizes lease payments using its incremental interest rate	An increase or decrease in the lease liability, right-of-use asset, and depreciation expenses and financing expenses to be recognized	Note 14
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition or reversal of income tax expenses	Note 21
Unavoidable costs of a contract	Assuming that the economic benefits will exceed the unavoidable costs of the contract	Recognition of a provision for an onerous contract	Note 3.13.3

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

Subject	Principal assumptions	Possible effects	Reference
Measurement of liabilities and the fair value of the excess of advance payments for contingent consideration in a business combination	The assumptions regarding the amount expected to be recovered for the Company from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS	Change in the value of the liability for contingent consideration for a business combination, change in the fair value of the excess of the advance payments for contingent consideration and recognition in the statement of income for this change, respectively.	Note 12
Non-recognition of profit from the sale of the Sakia property	Expected collection of proceeds due to the Company for the sale of the property	Recognition of capital gain from the sale of the property	Note 13
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim, recognition of income/expenses and recognition of profit or loss for such change, respectively	Note 17 and Note 22
Employee post-employment benefits and liabilities for employees for dismissal	Actuarial assumptions such as discount rate, future salary increases and churn rate	An increase or decrease in the liability for a post-employment benefit plan and an obligation for voluntary redundancy of employees transferred from the Ministry of Communications	Note 20
The existence of effective control over Bezeq	The practical ability to appoint most of the members of the board of directors of Bezeq, as a result of the control permit in Bezeq, the composition and distribution of the holdings of the other shareholders of Bezeq and the restrictions on these shareholders under the Telecommunications Law	Consolidation of Bezeq’s reports or treatment of Bezeq using the equity method.	Note 12E

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

H.	Determination of fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 19E regarding fair value.

I.	Initial application of new standards

1.	Initial application of IFRS 16, Leases

A. As from January 1, 2018 (“the Initial Application Date”), the Group has early adopted IFRS 16, Leases (“IFRS 16” or “the Standard”).

The main effect of early adoption of IFRS 16 is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for the accounting treatment of all leases according to the accounting treatment of finance leases in the previous accounting standard on leases, IAS 17. Accordingly, until the Initial Application Date, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, examines the right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financing expenses on the lease liability. Therefore, as from the Initial Application Date, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets that are depreciated in the depreciation and amortization expense item.

The Group applies IFRS 16 using the cumulative effect approach without a restatement of comparative figures.

In respect of all the leases under which the Group leases assets, the Group has elected to apply the transitional provision of recognizing a lease liability at the Initial Application Date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date (calculated according to the average duration of the balance of the lease period as from the Initial Application Date) and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the Initial Application Date. Therefore, application of IFRS 16 did not have an effect on the balance of the Group’s equity and retained earnings at the Initial Application Date.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

Upon initial application, the Group also elected to apply the following expedients, as permitted by the IFRS 16:

1. Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of IFRS 16. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

2. Applying a single discount rate to a portfolio of leases with similar characteristics.

3. Not separating non-lease components from the lease components and accounting for all the components as a single lease component.

4. Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets.

5. Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application.

6. Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

B. At the Initial Application Date of IFRS 16, the Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%).

Discounted interest rates were calculated on the basis of the market value of the marketable debentures issued by the Company. To determine the discount interest for each period, the risk-free curve was adjusted according to the risk incorporated in the debentures issued by the Company. The range of interest is affected by differences in the lease term.

The difference between the Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020, as reported in Note 18.1 to the annual financial statements of 2017, and the lease liabilities recognized at the Initial Application Date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the leases, which will most likely be exercised, which were not included in the reporting in Note 18.1 to the annual financial statements of 2017 and due to the fact that the amounts of the agreements were presented in nominal and not in discounted amounts.

The tables below summarize the effects on the consolidated statement of financial position as at December 31, 2018 and on the consolidated statements of income and cash flows for 2018, assuming that the Group’s previous policy regarding leases continued in that period.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

Effect on the consolidated statement of financial position as at December 31, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS	NIS	NIS
Other receivables	321	(52)	269
Property, plant and equipment	6,315	(2)	6,313
Intangible assets	4,228	(1)	4,227
Right-of-use assets	-	1,504	1,504
Trade and other payables	1,791	(89)	1,702
Current lease rights liabilities	-	445	445
Non-current lease rights liabilities	-	1,106	1,106
Equity attributable to shareholders	232	(4)	228
Non-controlling interests	545	(9)	536

Effect on the consolidated statement of income for 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS	NIS	NIS
General and operating expenses	3,806	(412)	3,394
Depreciation and amortization	1,988	399	2,387
Impairment losses	2,291	3	2,294
Operating loss	(1,394)	10	(1,384)
Financing expenses net	505	26	531
Loss after financing expenses	(1,899)	(16)	(1,915)
Loss before income tax	(1,902)	(16)	(1,918)
Income tax expenses	(56)	(3)	(59)
Loss for the period	(1,846)	(13)	(1,859)
Loss attributable to shareholders of the company	(1,025)	(4)	(1,029)
Loss attribute to non-controlling interests	(821)	(9)	(830)

Effect on the consolidated statement of cash flows for 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS	NIS	NIS
Net cash from operating activities	3,089	397	3,486
Net cash used in investing activities	(2,643)	25	(2,618)
Net cash used for financing activities	(1,728)	(422)	(2,150)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

2.	Initial application of IFRS 9, Financial Instruments (2014)

As from January 1, 2018, the Group applies IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting. Initial application of the Standard did not have a material quantitative effect on the Group’s financial statements.

3.	Initial application of IFRS 15, Revenue from Contracts with Customers

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

Note 3 - Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except as explained in Note 2, Basis of Preparation, under section I, Initial application of accounting standards.

In this Note, where the Group has chosen accounting alternatives permitted in accounting standards and/or in accounting policy where there is no explicit provision in accounting standards, such disclosure is presented in bold. This does not attribute greater importance compared to other accounting policies that are not presented in bold.

3.1	Consolidation of the financial statements

3.1.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquire and it has the ability to affect those returns through its power over the acquire. Substantive rights held by the group and others are considering when assessing control.

3.1.2	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

3.1.3	Contingent consideration for business combinations

Subsequent to the acquisition date, the Group recognizes changes in fair value of contingent consideration recognized under business combinations, classified as a financial liability in the statement of income under financing expenses.

3.1.4	Non-controlling interests

According to the Group’s accounting policy with respect to transactions with non-controlling interests, while retaining control, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

3.1.5	Allocation of impairment loss to non-controlling interests

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

3.2	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

3.3	Financial instruments

3.3.1 As from January 1, 2018, the Group applies IFRS 9, Financial Instruments (“IFRS 9”). The application of IFRS 9 did not have a material effect on the measurement of the Group’s financial instruments in 2018, compared to the provisions in the previous standard, and the main effect of application of IFRS 9 in the Group is the use of the expected credit loss model.

3.3.2	Non-derivative financial assets

Non-derivative financial assets comprise mainly investments in deposits, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date at which the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group undertakes to buy or sell the asset.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Classification of financial assets into categories and the accounting treatment in each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

A. It is held within a business model whose objective is to hold assets so as to collect contractual cash flows.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

B. The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets of the Group that are not classified as measured at amortized cost are measured at fair value through profit or loss.

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Trade and other receivables and deposits

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets solely represent payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss.

3.3.3	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred. Financial liabilities are recognized initially at fair value less any attributable transactions costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. The entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as a financing income or expense.

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

3.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

3.3.5	Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.3.6	Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI in respect of the debentures issued by the Group.

At the inception of the hedging relationship, the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and the effective portion of changes in fair value of the hedging instrument is recognized in a hedge reserve under other comprehensive income. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

3.3.7	Economic hedges

In addition, the Group holds derivative financial instruments to hedge cash flows for foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at fair value; changes in fair value are recognized in profit and loss as incurred, as a financing income or expense.

3.3.8	Share capital

a.	Ordinary shares

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

3.4	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised and impairment losses.

The costs of broadcasting rights acquired for the broadcasting of content include the amounts paid to the rights provider, plus direct costs for adjusting the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management’s estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. Broadcasting rights are assessed for impairment as part of the cash-generating unit to which the broadcasting rights are attributed.

The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

3.5	Property, plant and equipment

3.5.1	Recognition and measurement

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

Spare parts, servicing equipment and stand-by equipment are classified as fixed assets when they meet the definition of fixed assets in IAS 16, and are otherwise to be classified as inventory.

When major parts of the fixed assets have different useful lives, they are accounted for as separate items (major components) of the fixed assets.

Gain or loss from the disposal of a fixed asset item is determined by comparing the proceeds from disposal of the asset with it carrying amount. Gain or loss from the sale of fixed assets is recognized under other income or other expenses, as the case may be, in the statement of income.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

3.5.2	Subsequent expenditure

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the new item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

3.5.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of a fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives.

An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are generally depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the useful life of the leasehold improvements.

The estimated useful lives for the current period are as follows:

Years
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Subscriber equipment and installations	4-8
Equipment and infrastructure for multichannel television	3-15
Vehicles	6-7
Office and general equipment	5-10
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-10
Passive radio equipment at cellular network sites	up to December 31, 2037
Buildings	25
Seabed cable	4-25 (mainly 25)

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

3.6	Intangible assets

(1)	Goodwill and brand names

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

(4)	Rights to frequencies

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight-line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) and 3G frequencies (UMTS/HSEA) are amortized until August 22, 2028.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage rights	Over the term of the license up to 2028
Computer programs and software licenses	3 - 10 years according to the term of the license or the estimated time of use of the software
Customer relationships	5 - 7 years based on the estimated customer churn rate (using the accelerated depreciation method)
Brand acquired in a business combination	12

Amortization methods and useful lives are reviewed at least once a year and adjusted if appropriate.

3.7	Leased assets

3.7.1	As set out in Note 2.I.1 above, as from January 1, 2018, the Group early applies IFRS 16, Leases.

3.7.2	Accounting policy applied in the periods prior to January 1, 2018

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

3.7.3	Accounting policy applied as from January 1, 2018

Presented below are the principal accounting policies for leases in which the Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

3.7.4	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Group determines whether the arrangement is or contains a lease and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Group estimates, over the lease term, whether it has both rights set out below:

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

A. The right to essentially obtain all the economic rewards associated with the use of the identifiable asset.

B. The right to direct the use of the identifiable asset.

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Leased assets and lease liability

Contracts that award the Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Group is used (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

The lease terms

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Group will exercise or not exercise the option.

Variable lease payments

Variable lease payments that are linked to the CPI are initially measured using the index or currency rate at the inception of the lease and are included in the measurement of the lease liability. When there is a change in the cash flows of the future lease payments arising from the change in the index, the liability is adjusted against the right-of-use asset.

Depreciation of a right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average of depreciation period as at January 1, 2018 (years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

Subleases

In leases in which the Group sublets the underlying asset, the Group assesses the classification of the sublease as a finance or operating lease, for the right-of-use received in the primary lease. The Group assessed the existing subleases on the initial application date, in accordance with the balance of their contractual terms as at that date.

3.8	Investment property

Investment property is measured at cost. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

3.9	Right of use of capacities

Transactions for acquiring an indefeasible right of use of submarine communication cable capacities are mostly accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement, but for no longer than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Bezeq Group exclusively meet the definition of a finance lease and are recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement, but for no longer than the expected estimated useful life of those capacities.

3.10	Inventory

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

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

3.11	Impairment

3.11.1	Non-derivative financial assets

As set out in section 3.3 above, as from January 1, 2018, the Group applies IFRS 9, Financial Instruments (“IFRS 9”) and performs an assessment for any indications of impairment in accordance with IFRS 9. As set out in Note 2.I.2, in practice, application of the New Standard did not have a material effect on the measurement of impairment of the Group’s financial assets in 2018 compared with the previous standard.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables at an amount equal to the full lifetime credit losses of the instrument.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial instrument.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses for receivables in significant amounts are tested individually. Other financial assets are assessed for expected credit losses collectively in groups that share similar credit risk characteristics, taking into account past experience.

The provision for expected credit losses is recognized net of the gross carrying amount of the receivables.

For bank deposits, for which credit risk did not increase significantly from the date of initial recognition, the Group measures the provision for expected credit losses in an amount equal to the expected credit losses in respect of an event of default in a 12 month period.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

3.11.2	Non-financial assets

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

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”), see Note 9.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. To allocate an impairment loss, the assets are not impaired below the higher of their fair value less exercise costs and their value in use (if determinable) or zero. See Note 12.

3.12	Employee benefits

3.12.1	Post-employment benefits

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

3.12.2	Other long-term employee benefits

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

3.12.3	Benefits for early retirement and dismissal

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

3.12.4	Short-term benefits

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

3.13	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation.

3.13.1	Legal claims

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

Note 22 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

3.13.2	Site restoration and clearing costs

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

3.13.3	Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of a contract exceed the benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the unavoidable costs (net of the revenues) of continuing with the contract. Unavoidable costs are costing the Group cannot avoid as they are subject to a contract (such as incremental costs).

3.14	Revenues

3.14.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15” or “the Standard”). The application of IFRS 15 did not have a material effect on the measurement of the Group’s revenue in 2017, compared to the provisions in the previous standard, and the main effect of application of IFRS 15 in the Group is the accounting treatment of incremental costs of obtaining a contract with a customer.

The model for recognizing revenue from contracts with customers includes five steps for analyzing transactions in order to determine when to recognize revenue and in what amount:

A.	Identifying the contract with the customer.

B.	Identifying separate performance obligations in the contract.

C.	Determining the transaction price.

D.	Allocating the transaction price to separate performance obligations.

E.	Recognizing revenue when the performance obligations are satisfied.

The Group recognizes revenue when the customer gains control over the goods or services. The income is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

3.14.2	Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

A.	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

B.	The Group can identify the rights of each party in relation to the goods or services that will be transferred.

C.	The Group can identify the payment terms for the goods or services that will be transferred.

D.	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract).

E.	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

3.14.3	Identifying performance obligations

On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

1.	Goods or services (or a bundle of goods or services) that are distinct; or

2.	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

3.14.4	Determining the transaction price

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

3.14.5	Existence of a significant financing component

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

3.14.6	Existence of performance obligation

Revenue is recognized when the Group satisfies a performance obligation by transferring to the customer control over promised goods or services.

3.14.7	Contract costs

Incremental costs of obtaining a contract with a customer such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Capitalized costs are amortized in the income statement on a systematic basis that is consistent with the average projected churn rate of subscribers based on the type of subscriber and the service received (mainly over a period of 1 month to 4 years).

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

3.14.8	Principal supplier or agent

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

3.15	Financing income and expense

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

In the statements of cash flows, interest received, and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

3.16	Income tax expenses

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

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. See Note 21.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset the deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, but they intend to settle the deferred tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Presentation of tax expenses in the statement of cash flows

Cash flows arising from taxes on income are classified in the statement of cash flows as cash flows from operating activities, unless they can be specifically identified with investing and financing activities.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant accounting policies (cont’d)

3.17	Earnings per share

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

3.18	Dividend

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made (approved by the general shareholders’ meeting). In the statement of cash flows, dividend paid is presented as part of cash flows used in financing activities.

3.19	New standards and interpretations not yet adopted

IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. IFRIC 23 will be effective for annual periods beginning on January 1, 2019, with early application being permitted. The Group believes that application of IFRIC 23 will not have a material effect on the financial statements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting

The Group operates in four segments in the communications sector and every company in the Group operates in a separate business segment. The primary reporting format, by business segments, is based on the Group’s management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 26). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly with respect to the technology and competition in the segment in which it operates. Accordingly, the separable components in the Group are each company in the Group.

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

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis. The results of the segments are presented net of the impairment losses described in Note 9. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Year ended December 31, 2018
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments*	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,883	2,401	1,338	1,473	226	-	9,321
Inter-segment revenues	313	42	53	-	15	(423)	-
Total revenue	4,196	2,443	1,391	1,473	241	(423)	9,321
Depreciation and amortization	850	655	194	323	21	345	2,388
Segment results - operating income	1,224	(2)	116	(56)	(36)	(2,630)	(1,384)
Finance income	32	56	1	27	-	(27)	89
Finance expenses	(502)	(22)	(16)	(16)	-	(64)	(620)
Total financing income (expense), net	(470)	34	(15)	11	-	(91)	(531)
Segment profit (loss) after finance expenses, net	754	32	101	(45)	(36)	(2,721)	(1,915)
Share in profit (loss) of equity-accounted investee	-	-	1	-	(4)	-	(3)
Segment profit (loss) before income tax	754	32	102	(45)	(40)	(2,721)	(1,918)
Income tax	187	8	25	3	-	(282)	(59)
Segment results - net profit (loss)	567	24	77	(48)	(40)	(2,439)	(1,859)
Additional information:
Segment assets	8,896	4,124	1,332	1,606	157	971	17,086
Goodwill	-	-	6	-	-	2,274	2,280
Investment in equity-accounted investee	-	-	6	-	3	-	9
Segment liabilities	14,284	1,425	567	687	84	1,564	18,611
Investments in property, plant and equipment and intangible assets	902	346	137	318	13	-	1,716

*	The results of the multi-channel television segment, the cellular communications segment and the International communications and internet services segments are presented net of the impairment losses set out in Note 9. These impairment losses are presented as part of the adjustments.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Revenue
Revenue from reporting segments	10,306	9,977	9,503
Revenue from other segments	218	237	241
Elimination of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(440)	(425)	(423)
Consolidated revenue	10,084	9,789	9,321

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS
Profit or loss
Operating income for reporting segments	2,548	2,380	1,282
Financing expenses, net	(931)	(517)	(531)
Share in the losses (profit) of equity-accounted investees	(5)	(5)	(3)
Profit (loss) from operations classified in other categories	(34)	(20)	(36)
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(635)	(733)	(975)
Loss from impairment of assets (see Note 9)	-	-	(1,638)
Other adjustments	(13)	(17)	(17)
Consolidated profit (loss) before income tax	930	1,088	(1,918)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont’d)

	December 31,
	2017	2018
	NIS	NIS

Assets
Assets from reporting segments	15,069	15,970
Assets attributable to operations in other categories	178	159
Goodwill not attributable to segment assets	2,921	2,274

Loss from impairment of assets	-	(1,638)
PPA not attributable to reporting segment	1,636	1,166
Assets resulting from the Bezeq PPA, net	1,678	1,477
Assets attributable to a non-reportable segment	(843)	(33)

Consolidated assets	20,639	19,375

	December 31,
	2017	2018
	NIS	NIS

Liabilities
Liabilities from reporting segments	16,001	16,963
Liabilities attributable to operations in other categories	64	84
Inter-segment liabilities	(1,360)	(1,158)
Liabilities resulting from the Bezeq PPA, net	386	247
Liabilities attributable to a non-reportable segment	2,462	2,475

Consolidated liabilities	17,553	18,611

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Cash and Cash Equivalents

As of December 31, 2017, and December 31, 2018, cash and cash equivalents include mainly bank deposits with a maturity of up to 90 days.

Note 6 - Investments

	December 31,
	2017	2018
	NIS	NIS
Current investments
Investments in marketable securities at fair value through profit and loss and others	321	396
Bank deposits	275	1,384
	596	1,780

The deposits are repayable until December 2019 and the other investments can be disposed of immediately.

Note 7 - Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31,
	2017	2018
	NIS	NIS
Trade receivables, net*
Outstanding debts	765	709
Credit cards and checks receivable	428	396
Unbilled receivables	235	237
Current maturities of long-term receivables	472	420
Related parties	15	11
Total trade receivables	1,915	1,773
Other receivables and current tax assets
Prepaid expenses	66	34
Current tax assets	2	104
Other receivables (mainly from real estate sales)	202	131
Total other receivables	270	269
Long-term trade and other receivables
Trade receivables- open debts* (1)	387	339
Long term receivables (from real estate sales)	106	131
	493	470
	2,678	2,512

*	The amount of trade receivables is stated net of the provision for doubtful debts.

(1)	Discounted interest rates for long-term trade receivables are based the estimated credit risk of trade receivables. The discounted interest rates used by the Bezeq Group in 2018 are 3.4% - 4.6% (in 2017: 3.4% - 3.5%).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Trade and Other Receivables (cont’d)

B.	Excepted payment dates for long-term trade and other receivables:

December 31,
2018
NIS
2020	329
2021	90
2022 and thereafter	51
470

C.	Change in provision for doubtful debts during the year

	December 31,
	2017	2018
	NIS	NIS
Balance at January 1	111	92
Impaired loss recognized	20	23
Bad debts	(39)	(28)
Balance at December 31	92	87

D.	Aging of trade receivables

The aging of trade receivables at the reporting date was as follow:

	December 31, 2017		December 31, 2018
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Not past due	2,153	(6)	1,971	(5)
Past due up to one year	165	(37)	151	(34)
Past due one to two years	44	(27)	38	(16)
Past due more than two years	32	(22)	39	(32)
	2,394	(92)	2,199	(87)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment

		Switching
		Transmission,		Multi-		Office
		power,		channel		equipment,
		Cellular,		equipment		computers
	Land and	And satellite	Network	and	Subscriber	and
	buildings	equipment	equipment	infrastructure	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2017	1,051	5,457	5,740	1,036	1,464	1,003	15,751
Additions	34	408	228	165	278	75	1,188
Disposals	(81)	-	-	(1)	(4)	(2)	(88)
Balance as at December 31, 2017	1,004	5,865	5,968	1,200	1,738	1,076	16,851

Balance as at January 1, 2018	1,004	5,865	5,968	1,200	1,738	1,076	16,851
Additions	22	396	213	247	311	86	1,275
Disposals	(2)	-	-	(1)	(15)	(9)	(27)
Transfer to Investment property	(22)	-	-	-	-	-	(22)
Balance as at December 31, 2018	1,002	6,261	6,181	1,446	2,034	1,153	18,077

Depreciation and impairment losses
Balance as at January 1, 2017	402	3,472	2,736	369	953	747	8,679
Depreciation for the year	53	481	204	222	187	85	1,232
Balance as at December 31, 2017	455	3,953	2,940	591	1,140	832	9,911

Balance as at January 1, 2018	455	3,953	2,940	591	1,140	832	9,911
Depreciation for the year	73	481	210	214	215	84	1,277
Loss from impairment of assets	22	-	-	526	-	28	576
Balance as at December 31, 2018	550	4,434	3,150	1,331	1,355	944	11,764

Carrying amounts
As at January 1, 2017	649	1,985	3,004	667	511	256	7,072
As at December 31, 2017	549	1,912	3,028	609	598	244	6,940
As at December 31, 2018	452	1,827	3,031	115	679	209	6,313

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment (cont’d)

A.	The residual value of the Bezeq’s copper cables is assessed at the end of each quarter. The residual value is NIS 168 as at December 31, 2018 and NIS 188 as at December 31, 2017.

B.	Fixed assets in the Bezeq Group are derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2018, the Bezeq Group derecognized fully depreciated property at a cost of NIS 537 (in 2017, NIS 496).

C.	The Bezeq Group companies reviewed the useful life of the fixed assets through the depreciation committee, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Bezeq Group. Following the findings of the depreciation committees, minor changes were made in the estimated useful life of certain assets.

D.	Most of the real estate assets used by the Bezeq Group are leased under a capitalized lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

E.	In 2013, Bezeq started to install a fiber optic network that will reach subscribers’ homes. In 2017, deployment of the fibers reached the state required for operation when a decision is made on the technology to be used, and Bezeq began to amortize the network. Commercial operation of the network is expected in the future.

F.	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company’s assets (including switches, cable network, transmission network, and information and databases).

G.	For agreements for purchasing fixed assets please refer to Note 23G.

H.	For information about pledges see Note 24.

I.	For information about pledges on loans and borrowings, see Note 15.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets

A.	Composition

				Customer
		Computer	Right of use	relationships
		software	in cellular	and
	Goodwill	and licenses	frequencies	brand names	Others	Total
	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2017	3,066	1,779	480	7,479	269	13,073
Acquisitions or additions from independent development	-	227	-	-	-	227
Disposals	-	-	-	-	(48)	(48)

Balance as at December 31, 2017	3,066	2,006	480	7,479	221	13,252

Balance as at January 1, 2018	3,066	2,006	480	7,479	221	13,252
Acquisitions or additions from independent development	-	220	-	-	-	220
Disposals	-	(12)	-	-	-	(12)

Balance as at December 31, 2018	3,066	2,214	480	7,479	221	13,460

Amortization and impairment losses
Balance as at January 1, 2017	-	1,238	242	4,826	233	6,539
Amortization for the year	-	218	29	530	9	786
Disposals	-	-	-	-	(42)	(42)
Impairment losses	129	-	-	-	-	129

Balance as at December 31, 2017	129	1,456	271	5,356	200	7,412

Balance as at January 1, 2018	129	1,456	271	5,356	200	7,412
Amortization for the year	-	226	20	290	6	542
Impairment losses	659	104	-	505	11	1,279

Balance as at December 31, 2018	788	1,786	291	6,151	217	9,233

Carrying amounts
As at January 1, 2017	3,066	541	238	2,653	36	6,534
As at December 31, 2017	2,937	550	209	2,123	21	5,840
As at December 31, 2018	2,278	428	189	1,328	4	4,227

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

B.	Total value of goodwill attributable to each cash-generating unit:

	December 31
	2017	2018
	NIS	NIS

Domestic fixed-line communications	1,548	1,548
Cellular communications	1,163	685
Multi-channel television	33	-
International communications and internet services	181	40
Walla communications	7	-
Others	5	5

Total	2,937	2,278

C.	Goodwill impairment testing

For the purpose of impairment testing, goodwill is allocated to the Group’s cash generating units (“CGU”) which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. Several goodwill balances result from the requirement to recognize a deferred tax liability on business combination, calculated as the tax effect on the difference between the fair value of the acquired assets and liabilities, and their tax bases. For the purpose of testing this goodwill for impairment, any of the related deferred tax liabilities recognized on acquisition that remain at the balance sheet date are treated as part of the carrying amount of the relevant CGU. The annual impairment test date is December 31.

The recoverable amount of each CGU was calculated as the highest between its value in use and its fair value which was based on the Discounted Cash Flow method under the Income Approach.

Domestic fixed-line communications (Bezeq Fixed Line) -

The fair value (level 3) of the domestic fixed line cash-generating unit of the Bezeq Group was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period with the addition of the salvage value.

The cash flow forecast is based, among other things, on Bezeq’s performance in recent years and assessments regarding the expected trends in the fixed-line market in the coming years (the level of competition, retail and wholesale price levels, regulation aspects, and technological developments).

Main assumptions underlying the forecast: (1) the continued decrease in revenue from telephony (the decrease in the number of lines and erosion of average revenue per line); (2) the relative stability in medium-term revenue from internet, and the return to a direction of long-term growth (in line with market growth and based on high rates); and (3) increase in revenue from data communication and transmission, cloud and digital. Operating expenses, sales, marketing, and investments were adjusted to the scope of activity in the segment and in general, this includes discount forecasts regarding gradual retrenchment in the Company’s human resources and severance expenses and the resulting salary expenses.

The nominal capital price taken into account for the valuation is 7.75% (after tax). In addition, a permanent growth rate of 1% was assumed.

The valuation was prepared by an external appraiser. Based on the valuation described above, the Group was not required to record amortization for impairment of a domestic fixed-line communications cash-generating unit.

Cellular communications (Pelephone) –

During the second quarter of 2018 the Company assessed the recoverable amount of the cellular communications CGU due to impairment signs. According to the valuation assessed during the second quarter the Company recognized an impairment loss of NIS 333 attributable to shareholders. The impairment loss was fully attributed to goodwill and was included under impairment losses in the statement of income.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

As of December 31, 2018, the fair value (level 3) of the cellular communications cash-generating unit of the Bezeq Group was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period with the addition of the salvage value. The cash flow forecast is based, among other things, on Pelephone’s performance in recent years and assessments regarding the expected trends in the cellular market in the coming years (the level of competition, price level, regulation, and technological developments). The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that stability and a certain increase will occur in the medium to long term. The revenue forecast is based on assumptions regarding the number of Pelephone subscribers, average revenue per user, and sales of terminal equipment. The forecast of expenses and investments is based, among other things, on assumptions regarding the number of Pelephone employees and the resulting salary expenses, while the other operating expenses and investments were adjusted to the projected volume of operations of Pelephone.

The nominal capital price taken into account for the valuation is 9.25% (after tax). In addition, a permanent growth rate of 3% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation, the carrying amount of the cellular telephone CGU is NIS 476 higher than its recoverable amount of NIS 5,342 (which includes rights of use asset as a result of implementing IFRS 16). Consequently, an impairment loss of NIS 145 attributable to shareholders was recognized. Due to the impairment of the CGU, the recoverable amount is the same as the carrying amount. The impairment loss was fully attributed to goodwill and was included under impairment losses in the statement of income.

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

Multi-channel television (DBS) -

The value in use of the multi-channel television cash-generating unit of the Bezeq Group was calculated by discounting future cash flows (DCF) based on the eight-year cash flow forecast of DBS as at the end of the current period with the addition of the value arising from the representative year. The forecast period was chosen so that the representative year is the year following the estimated date for completion of the planned migration for internet-based broadcasting instead of satellite, as set out below. The nominal capital price taken into account for the valuation is 8.5% (after tax). In addition, a permanent growth rate of 0% was assumed.

The cash flow forecast was based, among other things, on the performance of DBS in recent years and assessments of the expected trends in the television market for the years ahead, including technology development, consumer preferences, competitors and the level of competition, price levels and regulatory obligations.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

The main assumption underlying the forecast is that the relevant future technology will be interactive and two-way, and that a satellite product cannot compete with the IP product (television broadcasts over the internet) over time, due to the growing gap in customer experience. As a result, the multi-year forecast reflects a plan for gradual migration (from satellite broadcasts to OTT internet streaming), and accordingly, assumptions include a gradual replacement of satellite converters with IP converters, upgrade of the broadcasting infrastructure, construction of a support system for customer service, and adaptation of content contracts for OTT broadcasts. As set out above, the forecast period reflects the period of migration from satellite broadcasts to OTT broadcasts, until complete discontinuation of satellite broadcasts. These circumstances, together with expectations for the continuation of intense competition throughout the forecast period and the relatively rigid expenditure structure, resulted in a forecast of significant operational losses and a significant negative cash flows in the coming years, and a low negative cash flow, close to a balance, is expected at the end of the forecast period in the technology and business model of DBS. It should be noted that the plan will be implemented together with an ongoing assessment of market conditions, competition, and the technological environment, and the adjustments that will be required as a result.

The valuation was prepared by an external appraiser. Based on the valuation as described above, the total value of the operations of DBS is negative, amounting to NIS 871. In view of the negative value of the operations, the value of the non-current assets of DBS was determined as the higher of their fair value and zero.

Based on the assessment of the fair value of the non-current assets of DBS, the carrying amount of the depreciable assets (including customer relations and branding attributable to DBS in the business combination) is NIS 1,638 higher than their fair value less disposal costs. Accordingly, the Group recognized an impairment loss of NIS 1,638 in the multi-channel television cash-generating unit (after writing off the tax reserve for customer relations and branding in the amount of NIS 1,524). The impairment loss was attributed to fixed assets, broadcast rights, intangible assets, and subscriber acquisition assets, as set out below, and was included in the impairment loss item in the statement of income.

Attribution of impairment loss to Group assets:

NIS
Broadcasting rights, net of rights exercised	403
Fixed assets	559
Intangible assets	106
Subscriber acquisition (assessed under IFRS 15)	29
Rights of use for leased assets	3
Total impairment recognized in the statements of DBS	1,100
Customer relations and branding	505
Goodwill	33
Total impairment loss of assets	1,638
Write-off of deferred tax attributed to customer relations and branding	(114)
Total impairment loss of multi-channel television cash-generating unit after tax	1,524

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Below is information about the Group’s method for measuring the fair value of the assets of DBS, which were impaired as set out above:

Broadcasting rights: Measurement of the fair value of broadcasting rights took into account legal restrictions on their sale and based on the production stage, the probability of sale, and the expected rate of return on the investment in them.

Property, plants and equipment: The fair value of fixed asset items that are available for sale to a market participant (mainly converters) is based on their estimated selling value on the valuation date less selling costs.

Intangible assets: Material fair value was not attributed to the intangible assets of DBS, since most of the software and licenses of DBS were uniquely adapted to DBS, and therefore they have no material value in a transaction between a willing buyer and a willing seller.

Rights of use for leased assets: The fair value of right-of-use assets is affected by the ability to lease the asset underlying the lease to a third party, the lease fees of the property on the market, and the exit penalties in the lease contract.

International communications and Internet services (Bezeq International) -

The fair value (level 3) of the international communications, internet and NEP services cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period with the addition of the salvage value.

The cash flow forecast is based, among other things, on Bezeq International’s performance in recent years and assessments regarding the expected trends in the markets in which it operates in the coming years (the level of competition, price level, regulation, and technological developments).

The revenue forecast is based on assumptions regarding the number of Bezeq International internet subscribers and the average revenue per subscriber, Bezeq International’s operations in the international communications market, and its development in communications solutions for businesses. Operating expenses and level of investments were adjusted to the forecasted scope of Bezeq International’s operations

The nominal capital price taken into account for the valuation is 10.25% (after tax). In addition, a permanent growth rate of 3% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation, the carrying amount of the cellular telephone CGU is NIS 461 higher than its recoverable amount of NIS 1,200 (which includes rights of use asset as a result of implementing IFRS 16). Consequently, an impairment loss of NIS 140 attributable to shareholders was recognized. Due to the impairment of the CGU, the recoverable amount is the same as the carrying amount. The impairment loss was fully attributed to goodwill and was included under impairment losses in the statement of income.

The circumstances that led to the recognition of an impairment loss are the lower revenues resulted from the fierce competition in the Internet Service Provider market along with the wholesale market and lower revenues from the International Long-Distance market. The forecast also assumes a lower decrease in the expenses of the CGU, as a result of efficiency measures taken by management, however, it does not fully compensate for the expected decrease in the CGU’s revenues.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Walla Communications (Walla) -

Due to the increasing competition in online advertising, Walla adjusted its forecasts for the coming years. As a result, Walla estimated the recoverable amount of Walla as a cash-generating unit as at December 31, 2018.

The value in use of Walla was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period. The cash flow forecast is based, among other things, on Walla’s performance in recent years and assessments regarding the expected trends in the online advertising market (the number of players, level of competition, and price level). The main assumption underlying the forecast is that competition in the market will continue with high intensity and will affect mainly the revenues forecast, and the operating, selling, marketing, and investment expenses were adjusted to the volume of activity of the Company.

Since the expected cash flow for 2019-2023 is negative, the value in use is close to zero.

Consequently, an impairment loss of NIS 37 was recognized. The impairment loss was attributed to goodwill, fixed assets, intangible assets, and broadcasting rights and is included in under impairment losses in the statement of income.

Note 10 - Deferred Expenses and Non-Current Investments

	December 31
	2017	2018
	NIS	NIS

Deferred expenses (A)	314	270
Customer acquisition asset, net (D)	115	142
Deposit used as collateral against hedging transactions (B)	67	41
Bank deposit for loans to Company employees (C)	51	48
Investments in equity-accounted investee	11	8

	558	509

A.	For its operations, Bezeq International acquires indefeasible rights of use (“IRU”) from Mediterranean Nautilus (Israel) Ltd. for the acquisition of seabed cable capacities, which are accounted for as service transactions. Under the contract, Bezeq International has the right of use of the capacities until 2022 with an option for an extension until 2027. The amount of the prepaid expense is amortized on a straight line until 2027. The balance of the liability for the agreement with Mediterranean Nautilus is US$ 13.1.

B.	A deposit used as collateral for hedging transactions is payable in December 2020.

C.	A bank deposit for loans to Company employees without a repayment date.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Deferred Expenses and Non-Current Investments (cont’d)

D.	Subscriber acquisition assets:

Subscriber acquisition assets
NIS
Cost
Balance as at January 1, 2017	49
Additions	165
Disposals	(18)
Balance as at December 31, 2017	196
Additions	164
Disposals	(27)
Balance as at December 31, 2018	333
Amortization and impairment losses
Balance as at January 1, 2017	42
Depreciation	57
Disposals	(18)
Balance as at December 31, 2017	81
Depreciation	108
Disposals	(27)
Impairment loss	29
Balance as at December 31, 2018	191
Carrying amount
As at January 1, 2018	115

As at December 31, 2018	142

Note 11 - Broadcasting Rights, Net of Rights Exercised

	December 31
	2017	2018
	NIS	NIS

Cost	797	1,010
Less rights exercised	(343)	(547)
Impairment loss (see Note 9)	-	(403)

Total	454	60

For further information about the Group’s agreements for acquisition of broadcasting rights, see Note 23, Agreements.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees

A.	Material subsidiaries held directly and indirectly by the Company

1.	General

	Principal
	location of the
	company’s	Ownership
	activity	interest

B Communications (SP1) Ltd. and B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	26.34%

Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
DBS	Israel	100%
Walla Communications Ltd.	Israel	100%

(1)	Held by B Communications (SP1) Ltd.

2.	Details of Group entities

a.	B Communications (SP1) Ltd. and B Communications (SP2) Ltd.

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

e.	DBS Satellite Services (1998) Ltd.

DBS Satellite Services (1998) Ltd. (“DBS”) is a wholly-owned subsidiary of Bezeq. DBS provides multi-channel television services.

f.	Walla Communications Ltd.

Walla is wholly owned by Bezeq. Walla! provides internet, management and media services for a range of populations.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

3.	Dividend paid by Bezeq to non-controlling interests during 2018 was in the amount of NIS 505 (in 2017: NIS 948).

4.	Bezeq’s Dividend Distribution Policy:

On August 4, 2009, the Board of Directors of Bezeq approved a dividend distribution policy in which Bezeq will distribute a dividend to its shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of Bezeq), in accordance with the consolidated financial statements of Bezeq.

On March 6, 2018, the Board of Directors of Bezeq resolved to revise the dividend distribution policy, such that Bezeq will distribute a dividend to its shareholders, on a semi-annual basis, of 70% of the semi-annual net profit in accordance with the consolidated financial statements of Bezeq, as from the next distribution following the resolution.

On March 27, 2019, Bezeq’s Board of Directors resolved to cancel the Company’s dividend distribution policy. The resolution was passed after a presenting a clear and transparent position with the shareholders and under the circumstances that arose due to the inability to distribute a dividend due to the expected failure to meet the profit test in the next two years. Accordingly, the Board of Directors resolved that it would not be appropriate to maintain a dividend policy when in practice it is not effective.

The cancellation of the policy will not prevent Bezeq’s Board of Directors from assessing, from time to time, the distribution of dividends to its shareholders, taking into consideration, among other things, the provisions of the law, the state of its business and its capital structure, while maintaining a balance between ensuring its financial strength and stability, including its debt level and credit rating, and the continued attribution of value to its shareholders through ongoing distribution of a dividend, all subject to the approval of the general meeting of its shareholders regarding each specific distribution, as set out in Bezeq’s articles of association.

On May 10, 2018, Bezeq distributed a cash dividend of NIS 368, representing 70% of its net profit for the second half of 2017. The Company received NIS 97 as its share of the dividend distribution.

On October 10, 2018, Bezeq distributed a cash dividend of NIS 318, representing 70% of its net profit for the first half of 2018. The Company received NIS 84 as its share of the dividend distribution.

In 2016, 2017 and 2018, Bezeq declared and paid the following dividends in cash:

	2016	2017	2018
	NIS	NIS	NIS
Distribution of a regular dividend
NIS 0.25 per share	-	-	686
NIS 0.47 per share	-	1,286	-
NIS 0.52 per share	1,441	-	-

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

5.	On February 13, 2019, Bezeq’s Board of Directors approved the request of each of the subsidiaries Pelephone, Bezeq International and DBS to apply to the Ministry of Communications for approval to change the corporate structures according to which the full operations and assets of each of the subsidiaries will be transferred to a separate limited partnership, wholly-owned by Bezeq (Bezeq as a limited partnership and a company (separate and different in each partnership), wholly owned by Bezeq as a general partner). Bezeq’s Board of Directors also approved the Company’s application to the Tax Authority to approve the transfer of the subsidiaries’ operations to the partnerships as a tax-exempt transfer in accordance with the provisions of section 103 of the Income Tax Ordinance, and the request that the assessment agreement dated September 15, 2016, regarding the distribution of the losses of DBS (as described in Note 21) will also apply to the partnership into which it will merge.

6.	On March 27, 2019, Bezeq’s Board of Directors approved the convening of a general meeting to approve an increase in Bezeq’s registered share capital by one billion shares of NIS 1 par value each, as a preliminary measure before potential capital raising in the amount of NIS 2 billion by issuing rights, subject to the decisions and approvals that are required (including approval in accordance with the Communications Order, receipt of the permits for the rights issue, and the decisions of the certified organs of Bezeq). On April 8, 2019, Bezeq reported that its Board of Directors decided that the matter of increasing its registered share capital will be removed from the agenda of the Meeting.

B.	DBS Satellite Services (1998) Ltd.

1.	As at March 25, 2015, Bezeq held 49.78% of the share capital of DBS and it held options that confer the right to 8.6% in DBS shares, which Bezeq is unable to exercise. Eurocom DBS Ltd. held the balance of DBS shares. On March 25, 2015, Bezeq exercised the options that were allotted, for no consideration, and on June 24, 2016, Bezeq completed a transaction for the acquisition of the entire holdings of Eurocom DBS in DBS, and all of the owner’s loans provided by Eurocom to DBS (“the Acquisition Transaction”).

On the completion date, Bezeq transferred the cash consideration of NIS 680 to Eurocom DBS for the Acquisition Transaction.

Under the terms of the Acquisition Transaction, in addition to the cash consideration of NIS 680, the consideration included two additional contingent considerations, as follows: one additional consideration of up to NIS 200, which will be paid in accordance with the tax synergy according to the terms defined in the acquisition agreement (“the First Contingent Consideration”); and another additional consideration of up to NIS 170, which will be paid in accordance with the business results of DBS in the 2015-2017 (“the Second Contingent Consideration”).

On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of Bezeq. Bezeq consolidates the financial statements of DBS as from March 23, 2015.

In September 2016, Bezeq paid Eurocom DBS NIS 188 (plus interest differences of NIS 10) for the First Contingent Consideration, under the Assessment Agreement and taxation decision of the Tax Authority as set out in Note 21.

On account of the Second Contingent Consideration, two payments of NIS 57 each were paid, one in 2016 and the other in 2017.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

B.	DBS Satellite Services (1998) Ltd. (cont’d)

In accordance with the financial results of DBS for 2017, due to the fact that the final amount of the Second Contingent Consideration was lower than the amount of advances that Bezeq paid Eurocom DBS for the consideration, Eurocom DBS is required to return the difference to Bezeq.

On April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. which came into effect on May 3, 2018, and a liquidation order was issued for Eurocom DBS Ltd.

According to Bezeq’s estimate as of December 31, 2018, taking into consideration the insolvency of Eurocom DBS, no repayment of the advances is expected. As a result, in 2018, financing expenses in the amount of NIS 43 were recognized for the elimination of the debt balance of the advance payments.

2.	In February 2018, Bezeq converted the balance of the DBS debentures in the amount of NIS 422, which it held, to DBS capital. In addition, in 2018, the shareholders’ loan to DBS in the amount of NIS 97 was converted to DBS capital, and Bezeq invested an additional NIS 100 in the capital of DBS.

3.	In 2018, DBS incurred an operating loss of NIS 1.15 billion (of which, NIS 1.1 billion was for an impairment loss for assets as set out in Note 9 above) and as at December 31, 2018, DBS had a working capital deficiency of NIS 355. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without Bezeq’s support.

On February 13, 2019, Bezeq undertook to provide DBS with a credit facility or capital investments in the amount of NIS 250, upon which DBS can draw for a period of 15 months from that date. Insofar as the support is provided by way of credit, the repayment date of the credit will not be earlier than the end of the term of the credit facility.

In March 2019, Bezeq invested NIS 70 in accordance with the letter of undertaking.

The management of DBS believes that the financial resources at its disposal, will be adequate for the operations of DBS for the coming year.

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

	December 31,

	Rate of
	ownership
	interests						Carrying
	held by						amount of
	non-		Non-		Non-		non-
	controlling	Current	current	Current	current	Total net	controlling
	interests	assets	assets	liabilities	liabilities	assets	interests
	%	NIS

2018

Bezeq Group	73.66	4,431	11,892	4,433	11,456	434	482

2017

Bezeq Group	73.66	4,823	12,026	3,857	10,848	2,144	1,840

2016

Bezeq Group	73.66	3,559	13,083	3,966	10,270	2,406	2,131

Year ended December 31,
Cash flow
						Total			from
						comprehensive			financing
					Profit	Income			activities		Total
					(loss)	(loss)			without	Dividend	increase
					attributable	attributable	Cash flow	Cash flow	dividend to	paid to	(decrease)
			Other	Total	to non-	to non-	from	from	non-	non-	in cash
		Profit	comprehensive	comprehensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	Revenues	(loss)	Income (loss)	Income (loss)	interests	interests	activities	activities	interests	interests	equivalents
NIS
2018

Bezeq Group	9,321	(1,859)	42	(1,817)	(830)	(799)	3,486	(2,618)	(1,645)	(505)	(1,282)

2017

Bezeq Group	9,789	858	(8)	850	663	657	3,525	(1,148)	104	(948)	1,533

2016

Bezeq Group	10,084	989	(15)	974	724	713	3,526	(1,567)	(804)	(1,062)	93

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

D.	Increasing Competition and Reducing Concentration, 2013 law

In December 2013, the Knesset passed the Israeli Law for Increasing Competition and Reducing Concentration, 2013 (“Concentration Law”), which: (1) imposes limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (2) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; (3) imposes limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (4) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain cases to consider control concentration factors and industry-specific competitive factors.

Internet Gold is deemed to be a “first tier” company, the Company is deemed to be a “second tier” company and Bezeq is deemed to be a “third-tier” company under the Concentration Law. Accordingly, if either Internet Gold or the Company is unable to redeem any of their publicly held debt and delist their ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, the Company will not be permitted to control Bezeq after such date and its holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings.

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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

The Company is examining several alternatives on how to comply with the implementation of the provisions of the Concentration Law:

1.	Over the last few weeks, an application has been made to the Ministry of Justice, whose goal is to establish a legal position according to which the Concentration Law does not apply to the current structure of companies (Internet Gold, B Communications and Bezeq). In the Company’s opinion, under the present situation, taking into consideration, inter alia, the legal status of Eurocom Communications, and in particular the appointment of the Liquidator and the special mangers on behalf of the Court in Eurocom Communications, the control group in Bezeq is no longer a “Pyramid holding”, which is prohibited under the provisions of the Concentration Law. In the Company’s opinion, since the entry of Eurocom Communications into the process of liquidation by a court and the appointment of the special mangers on behalf of the court, and as long as this is the legal status, Internet Gold is no longer considered a “first layer company” as this term is defined in the law.

The purpose of the Concentration Law was to prevent a situation in which “Ultimate Controlling Shareholder” controls the structure of three public companies, but under the current situation, this situation no longer exists.

These remarks regarding the structure of the companies are reinforced in the light of the current discussions and legal status with the holders of the Company’s debentures and the appointment of the representatives of the debenture holders due to the Companies Decision regarding the suspension of payments to the debenture holders at this stage.

The Company’s request to the Ministry of Justice was made by a leading law firm. The Company and its consultants believe that the request has a well-established nature.

2.	Both Internet Gold and B Communications received proposals reflecting a complete solution to the Concentration Law. The proposals were submitted by recognized entities. These proposals include options for resolving the concentration law by several alternative methods presented to the companies:

A.	Selling Internet Gold shares in B Communications, in a way that “disconnects a public layer”.

B.	Significant capital injection into B Communications, against the issuance of shares in a manner that creates a new controlling shareholder for B Communications, which is not a public company and does not constitute a “layer company” (which is prohibited by the Concentration Law).

C.	The replacement of existing public debt in Internet Gold, with private debt along with the delisting of its shares from trading on TASE in a manner that constitutes a full legal solution to the Concentration Law.

In practice, all the alternatives will result in an updated corporate structure that resolves the Concentration Law issue through a new controlling shareholder who is not a public company.

All the above alternatives are being intensively pursued by the companies and their debenture holders, with clear timetables for the process. No assurance can be given that such alternative solutions will be reached on a timely basis.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

In the event that a solution to the Concentration Law shall not be implemented until December 2019, a district court may appoint a trustee, who will be awarded the means of control (including voting rights and right to appoint directors) for the purpose of selling such means of control. The trustee shall act pursuant to the orders of the district court with respect to such means of control. The district court may, instead of appointing a trustee and under certain circumstances, order that the means of control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by the district court, the means of control shall not grant any voting rights.

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

Note 13 - Investment Property

On January 21, 2018, Bezeq signed an agreement for the sale of a real estate asset in Sakia (“the Sakia property”) for a total consideration of NIS 497, plus VAT, which may increase up to NIS 550, if the purchaser, in accordance with its right under the agreement, postpones the date of payment of up to two thirds of the consideration until December 31, 2022.

In 2018, Bezeq received a demand from the Israel Lands Authority (“the ILA”) for payment of a permit fee for the asset betterment plan with respect to the Sakia property in the amount of NIS 148 and a demand from the local planning and building committee for betterment tax of NIS 143.5 for disposal of the property by way of a sale.

Bezeq paid NIS 112 on account of the demand and deposited a bank guarantee in the amount of NIS 44 for the balance of the demand plus VAT.

Bezeq filed an objection to the demand for the permit fees and filed an appeal against the demand for betterment tax. In addition, Bezeq sent the ILA a demand for full payment of the betterment tax in accordance with the ILA’s undertaking in the settlement agreement. In January 2019, the ILA rejected all of Bezeq’s arguments in the objection. If the mechanism for settling disputes set out in the settlement agreement with the ILA does not bring the dispute to an end, Bezeq will file a monetary claim petitioning the court to order the ILA to refund the permit fees paid by Bezeq and to order the ILA to pay the demand for the betterment tax.

It should be noted that the amount for the permit fee to be determined at the end of the proceedings may also affect the amount of the betterment tax Bezeq will be required to pay to the Planning Committee. Bezeq believes that the amount of the permit fee and the betterment tax that it will be required to pay is expected to be low and possibly even lower than the total amount of the demands. The investment property balance includes Bezeq’s estimate of the permit fees and the betterment tax that Bezeq will be required to pay at the end of the appeal proceedings.

In December 2018, NIS 155 was paid to Bezeq on account of the transaction. Upon receipt of the funds, Bezeq undertook that if the buyer’s request for a building permit for the property is not accepted by the local committee due to the betterment tax, Bezeq will pay the full amount of the tax or will reach another arrangement with the local committee, which will allow the receipt of the building permit.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Investment Property (cont’d)

Bezeq is expected to record a capital gain on the date on which the conditions for recognition of the sale of the asset are fulfilled in accordance with accounting principles. If, on completion of the appeal proceedings, Bezeq is required to pay the full amount of the betterment tax and the permit fee, the capital gain will amount to NIS 250.

For the completion of the sale of the Sakia property after the balance sheet date, please refer to Note 33F.

Note 14 - Leases

As set out in Note 2.I.1, as from January 1, 2018, the Group early applies IFRS 16, Leases. Under the lease agreements, the Group leases mainly cellular communications sites, structures (including offices, warehouses, communication rooms, and points of sale), and vehicles.

A.	Right of use asset

	Communications sites	Buildings	Vehicles	Total
	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2018	809	538	173	1,520
Additions for new agreements	159	15	146	320
Derecognition for terminated agreements	(45)	(9)	(11)	(65)
Changes in agreements (mainly extension of the agreement periods) and revaluation	43	81	(22)	102
Balance as at December 31, 2018	966	625	286	1,877
Amortization and impairment losses
Balance as at January 1, 2018	-	-	-	-
Amortization for the year	190	120	113	423
Derecognition for terminated agreements	(18)	(4)	(9)	(31)
Changes in agreements and other	(3)	(1)	(18)	(22)
Impairment loss	-	-	3	3
Balance as at December 31, 2018	169	115	89	373
Carrying amount
Balance as at January 1, 2018	809	538	173	1,520

Balance as at December 31, 2018	797	510	197	1,504

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Leases (cont’d)

B.	Liability for a lease

	Communications sites	Buildings	Vehicles	Total
	NIS	NIS	NIS	NIS
Balance as at January 1, 2018	809	538	188	1,535
Additions for new agreements	156	14	146	316
Disposals	(27)	(5)	(2)	(34)
Changes in agreements (mainly extension of the agreement periods) and revaluation	48	87	(5)	130
Financing expenses for employee benefits	14	9	3	26
Payments for a lease	(190)	(124)	(108)	(422)
Balance as at December 31, 2018	810	519	222	1,551

Carrying amount
Current maturities of a lease liability	203	124	118	445
Long-term liabilities for a lease	607	395	104	1,106
Total balance as at December 31, 2018	810	519	222	1,551

3.	Analysis of repayment dates of liabilities for the Group’s lease (including principal and interest to be paid)

Expected payment dates	December 31, 2018
NIS
Up to one year	446
1-5 years	852
More than five years	361
Total	1,659

4.	Options to terminate or extend a lease

In most of its leases, the Group assumed that it is reasonably certain that the extension option in the agreements will be exercised, therefore there are no material liabilities in respect of leases that were not presented in the financial statements.

Most of the lease agreements include an option to cancel the agreement with notice and/or payment of a penalty as set out in the agreements. The Group assumed that it is reasonably certain that the cancellation options will not be exercised.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Leases (cont’d)

5.	Information about material lease agreements not yet included in measurement of the lease liability

In December 2018, Bezeq entered into an agreement to lease part of an office and commercial building. The agreement is for ten years and includes three option periods of up to 24 years and 8 months in the aggregate, as from January 1, 2021. The annual rent amounts to NIS 20.

The right-of-use asset and liability for the lease will be recognized in the financial statements at the date ownership of the asset is transferred, which is expected to be in 2020.

Note 15 - Debentures, Bank Loans and Credit

A.	Composition

	December 31
	2017	2018
	NIS	NIS

Current liabilities
Current maturities of debentures	1,166	3,376
Current maturities of bank loans	692	621

	1,858	3,997

Non-current liabilities
Debentures	8,036	5,537
Bank loans	4,401	4,100

	12,437	9,637

	14,295	13,634

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule

	December 31, 2017		December 31, 2018			Nominal
		Carrying		Carrying		interest
	Par value	amount	Par value	amount	Currency	rate
	NIS	NIS	NIS	NIS		%

Loans from banks and others:
Unlinked - Variable interest	675	675	500	500	NIS	P-0.33 to P+0.2
Unlinked - Fixed interest	4,398	4,418	4,208	4,221	NIS	2.40 to 6.85
	5,073	5,093	4,708	4,721

Debentures:
Linked to the Israeli CPI - fixed interest	3,897	4, 091	3,290	3,464	NIS	2.20 to 8.40
Unlinked - variable interest	734	732	587	586	NIS	Makam for one year + 1.4
Unlinked - fixed interest	4,347	4,379	4,811	4,863	NIS	3.60 to 6.65
	8,978	9,202	8,688	8,913

Total interest-bearing liabilities	14,051	14,295	13,396	13,634

Debentures issues by the Group

(1)	On September 21, 2010, the Company issued NIS 400 of its Series B Debentures at par value to the public in Israel. In January 2012 and August 2013, the Company completed private placements of additional Series B Debentures in the amount of NIS 126 and NIS 180 par value, respectively, to certain Israeli institutional investors.

On April 1, 2016, the Company completed a private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of NIS 162.

As at December 31, 2018 the outstanding par value of the Series B Debentures was NIS 226.

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

Note 15 - Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

2.	To maintain control of Bezeq.

3.	The investors will have the right to require the immediate repayment of the Series B debentures if Eurocom will no longer hold the controlling interest in the Company.

For debentures payments withholding after the balance sheet date please refer to Note 33D.

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

In September 2016, the Notes were fully repaid following the Company’s issuance of Series C Debentures, as detailed below in Note 15B(3).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, Bank Loans and Credit (cont’d)

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

As at December 31, 2018 the outstanding par value of Series C Debentures was NIS 2,240.

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

The Company further undertook to refrain from making any disposition of the Undertaken Shares without the prior consent of the holders of the Series C Debentures by a special resolution. Notwithstanding the foregoing, and subject to the provisions of applicable law and/or permit, the Company may sell all or a portion of the Undertaken Shares to any third party, provided that in such instance, the Company uses the net proceeds it receives from such sale, less the taxes, expenses and deductions entailed in the sale of such shares, to make full or partial early redemption, of the Series C Debentures (exclusively) in accordance with the provisions of the Indenture.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, Bank Loans and Credit (cont’d)

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

Control of the Company

Eurocom Communications, undertook to refrain from transferring control of the Company (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time.

It should be noted that on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. (which came into effect on May 3, 2018) and as part of the liquidation ruling, the court clarified that the ruling does not derogate from the control permit in Bezeq. Subsequently, on October 24, 2018, an approval was received for control (effective as from May 3, 2018) in accordance with section 4D of the Communications Law and section 3 of the Communications Order for special managers of Eurocom Communications, who were appointed as part of the liquidation process of Eurocom Communications.

The Group believes that the developments in Eurocom Communications that occurred prior to the reporting date, as described above, do not constitute a “change in control” as set out above.

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

Note 15 - Debentures, Bank Loans and Credit (cont’d)

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

Ratio of shareholders equity to total balance sheet on separate financial statements

Ratio of unconsolidated equity to total unconsolidated balance sheet: The Company’s equity shall not be less than 15% of the total balance sheet in accordance with the Company’s audited or reviewed (unconsolidated) financial statements (or, alternatively, the quarterly financial report figures, as elected by the Company), as the case may be, for two or more consecutive calendar quarters.

According to the indenture of the Series C debentures, as a result of Midroog’s rating downgrade as of June 3, 2018 from A1.il to A2.il, the annual coupon of the Series C debentures was increased by 0.25% from 3.6% to 3.85% as of December 3, 2018.

For classification of Series C debentures non-current portion to current maturities and the Company’s decision to withhold payments to its financial creditors please refer to Note 33D.

For rating downgrade and coupon step up of the Company’s debentures after the balance sheet date please refer to Note 33E.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

(4)	Below are details of the terms that Bezeq undertook for the loans that it received and the debentures that were issued:

1.	For Bezeq’s overall debt, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third-party lender calls for immediate repayment of Bezeq’s debts in an amount exceeding the amount determined.

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

2.	For Bezeq’s public debentures in the amount of NIS 6.25 billion, bank loans in the amount of NIS 2.6 billion as at December 31, 2018, and for loans from financial institutions in the amount of NIS 2.2 billion as at December 31, 2018, Bezeq has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will also provide the same undertaking to these lenders (subject to certain exceptions).

3.	For Bezeq’s public debentures and for loans from financial institutions amounting to NIS 2 billion, grounds were included for immediate repayment, if telecommunication ceases to be the Group’s core activity.

4.	For Bezeq’s public debentures and for loans from financial institutions amounting to NIS 2 billion, Bezeq has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

5.	For Debentures (Series 9-10) in the amount of NIS 3.1 billion ,and for loans from financial institutions in the amount of NIS 1.3 billion, grounds for the immediate repayment of the loans in the event of a change in control were included, following which the current controlling shareholders in Bezeq will cease to be controlling shareholders, with the exception of: (1) transfer of control to a transferee that received approval for control in Bezeq in accordance with the provisions of the Telecommunications Law and/or the Telecommunications Order; or (2) transfer of control in which the transferee holds control together with the current controlling shareholders in Bezeq, provided that the holding rate of the current controlling shareholders in Bezeq in the shares of Bezeq does not fall below 50.01% of the total shares of Bezeq held by the controlling shareholders together; or (3) a change in control to be approved by a meeting of the debenture holders/lenders.

6.	In addition, for Debentures (Series 9 and 10) and for loans from financial institutions in the amount of NIS 1.3 billion, grounds were included for immediate repayment of the debentures in the event of the recording of a going concern qualification in Bezeq’s financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq’s business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures/loans on time on time (as set out in section 35(I)1a1 of the Israel Securities Law).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, Bank Loans and Credit (cont’d)

B.	Debt terms and repayment schedule (cont’d)

As at December 31, 2018 and the approval date of the financial statements, Bezeq was in compliance with all its debt undertakings and covanents, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

C.	Movement in liabilities arising from financing activities

	Debentures (including accrued interest)	Loans (including accrued interest)	Total
	NIS	NIS	NIS
Balance as at January 1, 2017	9,637	3,944	13,581
Changes due to cash flows from financing activities
Consideration from the issue of debentures and receipt of loans, less transaction costs	635	2,000	2,635
Repayment of debentures and loans	(978)	(835)	(1,813)
Interest paid	(379)	(158)	(537)
Net cash generated from (used in) finance activities	(722)	1,007	285
Financing expenses recognized in the statement of income	320	163	483
Balance as at December 31, 2017	9,235	5,114	14,349

Balance as at January 1, 2018	9,235	5,114	14,349
Changes due to cash flows from financing activities
Consideration from the issue of debentures and receipt of loans, less transaction costs	819	320	1,139
Repayment of debentures and loans	(1,107)	(686)	(1,793)
Interest paid	(325)	(198)	(523)
Net cash generated from (used in) finance activities	(613)	(564)	(1,177)
Financing expenses recognized in the statement of income	320	188	508
Balance as at December 31, 2018	8,942	4,738	13,680

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Trade and Other Payables

	December 31,
	2017	2018
	NIS	NIS

Open accounts*	1,041	862
Checks payable	21	21
Trade payables	1,062	883

Other payables including derivatives:
Liabilities to employees and other liabilities
for salaries	355	352
Advance payment for Sakia property (see Note 13)	-	155
Institutions	87	82
Accrued interest	53	47
Deferred income	90	103
Derivatives	54	43
Other payables	18	37
Total other payables including derivatives	657	819

Total Trade and Other Payables	1,719	1,702

*	Of which, the carrying amount of trade payables that are related parties as at December 31, 2018 amounts to NIS 2 (as at December 31, 2017 – NIS 31).

Note 17 - Provisions

			Dismantling
			and clearing
			of cellular
	Customer	Additional	and other
	claims	legal claims	sites	Total
	NIS	NIS	NIS	NIS

Balance as at January 1, 2018	59	28	47	134

Provisions created	84	15	1	100
Provisions used	(6)	-	(2)	(8)
Provisions cancelled	(3)	(8)	(2)	(13)

Balance as at December 31, 2018	134	35	44	213

Current	134	35	6	175
Non-current	-	-	38	38

Claims

For details of legal claims, see Note 22.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Financial Risk Management

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

Investments in financial assets

The Company’s investment policy, which was approved by its Audit Committee, and established by the Company’s Board of Directors, seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to the Company’s investment policy during 2018, a minimum of 75% of the funds were invested in investment-grade securities. Since January 2019 the Company increased the minimum percentage that must be invested in investment-grade securities to 95%. The Company’s marketable securities consist of investment grade securities, corporate debt securities and equity investments (stocks). The Company’s investment policy imposes limitations on invested amounts by investment ratings, duration, exposure to a single issuer, exposure to a group of issuers with the same ownership, industries, geographic spread and currency exposure, thereby reducing credit risk concentrations. Transactions involving derivatives are made with entities that have high credit ratings.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Financial Risk Management (cont’d)

C.	Credit risk (cont’d)

Investments in financial assets (cont’d)

Any investments made by Bezeq in securities are made in securities which are liquid, marketable and have low risk. Transactions involving derivatives are made with entities that have high credit ratings.

As of the reporting date there is no significant concentration of credit risk.

D.	Liquidity risk

The Group’s liquidity management policy is to ensure, to the extent possible, adequate liquidity to meet its existing and expected liabilities when they due, in a normal business scenario and under stress conditions, without causing undesirable losses or impairment of goodwill. The cash balances held by the Group, which are not required to finance current operations, are in liquid investment channels and are available for use as required. The Group assesses the existing and expected cash requirements in the foreseeable future, also in the scenario of an unexpected deterioration in its business. These forecasts take into account, among other things, raising and refinancing of debt from banking and non-banking sources. For information about the terms of the debentures issued by Group companies and the loans received, see Note 15 above.

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

A considerable portion of Bezeq’s cash balances are invested in deposits, monetary funds or ETF’s which are exposed to changes in their real value as a result of changes in the Israeli CPI.

Foreign currency risk

Bezeq is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment which are in or linked to the US$ or the Euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly US$.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments

A.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

The Company:

	December 31, 2018
	Carrying	Contractual				2024
	amount	cash flow	2019	2020	2021-2023	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative
financial liabilities
Trade and other payables	12	12	12	-	-	-
Debentures*	2,455	3,021	319	277	781	1,644

Total	2,467	3,033	331	277	781	1,644

Consolidated:

	December 31, 2018
	Carrying	Contractual				2024
	amount	cash flow	2019	2020	2021-2023	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative
financial liabilities
Trade and other payables	1,558	1,558	1,558	-	-	-
Bank loans	4,721	5,360	771	835	2,221	1,533
Debentures*	8,913	10,165	1,392	1,327	3,895	3,551

Total	15,192	17,083	3,721	2,162	6,116	5,084

Financial liabilities
for derivative instruments
Forward contracts on
the Israeli CPI	138	138	43	47	48	-

For withholding payments of the Company’s debentures in the amount of NIS 2,466 par value after the balance sheet date, please refer to Note 33D.

Please also refer to Note 1B regarding the Company’s ability to continue as going concern.

* The Company’s contractual repayments in the tables above reflects the original schedule of the Company’s debentures. The Company’s debentures including accrued interest in the amount of NIS 2,467 were classified as current maturities on the statements of financial position as of December 31, 2018, please refer to Note 33D.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

B. Linkage and foreign currency risks

	December 31, 2017
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

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

B.	Linkage and foreign currency risks (cont’d)

	December 31, 2018
			Foreign
		Israeli	currency linked
	Unlinked	CPI-linked	(mainly US$)
	NIS	NIS	NIS

Current assets
Cash and cash equivalents	1,058	-	46
Trade receivables	1,732	22	19
Other receivables	92	136	-
Investments including derivatives	1,613	56	110
Total current assets	4,495	214	175

Non-current assets Trade and other receivables	365	105	-
Investments including derivatives	49	-	41
Total non-current assets	414	105	41
Total assets	4,909	319	216

Current liabilities
Debentures, loans and borrowings	3,365	632	-
Trade and other payables	1,382	53	166
Total current liabilities	4,747	685	166

Non-current liabilities
Debentures and bank loans	6,879	2,758	-
Other liabilities including derivatives	-	95	5
Total non-current liabilities	6,879	2,853	5

Total liabilities	11,626	3,538	171

Total exposure in the statement
of financial position	(6,717)	(3,219)	45

Forward transactions	(1,520)	1,350	170

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

B.	Linkage and foreign currency risks (cont’d)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2016	2017	2018	2016	2017	2018
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS

1 US dollar	(1.5)	(9.8)	8.1	3.845	3.467	3.748
1 euro	(4.8)	2.7	3.32	4.044	4.153	4.291
Israeli CPI in Points	(0.3)	0.4	0.9	139.59	140.00	141.26

A change of 1% of the CPI as at December 31, 2018 would have effect of NIS 14 on total equity and net income. This analysis assumes that all other variables, in particular interest rates, remain constant. In addition, A change of 10% in the US$ exchange rate as at December 31, 2018 would have immaterial effect on total equity and net income.

C.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2017	2018
	NIS	NIS

Fixed rate instruments
Financial assets	1,986	2,739
Financial liabilities	(12,888)	(12,547)
	(10,902)	(9,808)
Variable rate instruments
Financial assets	30	59
Financial liabilities	(1,407)	(1,086)
	(1,377)	(1,027)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

C.	Interest rate risk (cont’d)

2.	Fair value sensitivity analysis for fixed rate financial liabilities and derivatives

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase/decrease of 1% in the interest rates at the reporting date would not have a material effect on profit and on capital.

D.	Cash flow hedge accounting

Cash flow hedges for CPI-linked liabilities

The Bezeq Group entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Debentures (Series 6). These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

		Number of	Nominal		Capital
Hedge item	Repayment date	Transactions	Value	Fair value	reserve
			NIS	NIS	NIS
December 31, 2017:
Debentures (Series 6)	December 2018 - December 2022	9	1,994	(200)	48
			1,994	(200)	48
December 31, 2018:
Debentures (Series 6)	December 2019 - December 2022	6	1,350	(138)	12
			1,350	(138)	12

Subsequent to the reporting date, the Company entered into four forward transactions for Debentures (Series 10). The transactions amount to NIS 75 each, payable between December 2022 and December 2025.

DBS has forward transaction to reduce exposure to changes in the USD exchange rate. As at December 31, 2018, the net fair value of these transactions is an asset of NIS 3 (as at December 31, 2017, a liability of NIS 12).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

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

	December 31, 2017		December 31, 2018
					Fair value
					weighted
					average
	Carrying	Fair	Carrying	Fair	discount
	amount	value	amount	value	rate
	NIS	NIS	NIS	NIS	%

Secured loans from banks and others
Unlinked	4,436	4,693	4,235	4,324	3.09
Debentures
Issued to the public (CPI linked)	4,088	4,338	3,464	3,602	0.88
Issued to the public (Unlinked)	4,097	4,322	4,681	4,405	2.86
Issued to institutional investors (CPI linked)	15	17	8	8	0.55
Issued to institutional investors (unlinked)	302	326	202	211	3.11

	12,938	13,696	12,590	12,550

(2)	Financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	14	-	-	14
Marketable securities	375	-	-	375
Forward contracts	-	(212)	-	(212)
Contingent consideration for a
business combination	-	-	(14)	(14)

	389	(212)	(14)	163

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

E.	Fair value (cont’d)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	18	-	-	18
Marketable securities	376	-	-	376
Forward contracts	-	(135)	-	(135)
	394	(135)	-	259

a.	The fair value of investments in financial funds, ETFs and marketable securities is determined by reference to their average quoted selling price at the reporting date (Level 1).

b.	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (Level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

F.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position:

	December 31,
	2017	2018
	NIS	NIS
Trade and other receivables, gross	115	94
Offset amounts	(99)	(83)
Trade and other receivables presented in the statement of financial position	16	11
Trade payables, gross	143	121
Offset amounts	(99)	(83)
Trade and other payables presented in the statement of financial position	44	38

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits.

A.	Liabilities for employee benefits

	December 31,
	2017	2018
	NIS	NIS

Current liabilities for:
Holiday	115	112
Sick leave	142	133
Early retirement	16	329
Current maturities of pensioner benefits	7	7
Total current liability for employee benefits	280	581
Non-current liabilities for:
Voluntary redundancy for employees transferred from civil service	-	241
Liability for pensioner benefits	120	115
Severance compensation (net) (see
composition below)	57	54
Early notice	23	23
Pension	72	12
Total non-current liabilities for employee
Benefits	272	445
Total liabilities for employee benefits	552	1,026
Composition of liabilities for severance pay:
Liabilities for severance pay	224	218
Fair value of plan assets	(167)	(164)
	57	54

B.	Defined contribution plans

(1)	Liabilities for employee benefits at retirement age in respect of the period of their service with Bezeq and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments made by Bezeq and its subsidiaries to pension funds and insurance companies.

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Amount recognized as an expense for a defined contribution plan	209	228	232

The pension rights of the Bezeq Group employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (“the Makefet Fund”), which assumed the State’s obligation following an agreement between the Government of Israel, the Company, the Histadrut Federation of Labor and the Makefet Fund.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont’d)

The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Bezeq Group, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees’ rights.

For certain employees, the Bezeq Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees’ names. See section below.

C.	Defined benefit plans

Obligations for defined benefit plans in the Bezeq Group include the following:

(1)	The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Bezeq Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfilment of the provisions in the Severance Pay Law.

(2)	An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to Bezeq, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. In addition, see Note 20.E below for information about the approval of the Board of Directors for the retirement plan for all employees of the Bezeq who were transferred to Bezeq from the Ministry of Communications.

Bezeq also has an obligation to a number of senior employees who are entitled to voluntary redundancy terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

(3)	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

(4)	Bezeq’s retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities. Bezeq’s liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

D.	Sick leave provision

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

Note 20 - Employee Benefits (cont’d)

E.	Benefits for early retirement and termination

According to the collective agreement of December 2006, between Bezeq and the employee’s union and the Histadrut Federation of Labor, and according to the amendment to the agreement of August 2015, the Company may, at its discretion, terminate the employment of 163 long-standing permanent employees in each of the years 2015-2021 (the Company’s right is accumulated over the years).

The Bezeq Group recognizes expenses for voluntary redundancy when it is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows Bezeq to dismiss employees but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the expenses for voluntary redundancy are recognized in Bezeq’s financial statements at the approval date of the plan.

In the first half of 2018, the voluntary redundancy plan was approved, and 71 employees retired at a cost of NIS 92.

On December 16, 2018, a plan was approved for the implementation of an efficiency plan for 2019 for the retirement of 243 permanent employees (new and old). In addition, a voluntary retirement plan was decided on, by the end of the collective agreement period (the end of 2021) for all employees of Bezeq who were transferred to Bezeq from the Ministry of Communications (94 employees). The financial statements include an expense of NIS 452 for these plans. In addition, in 2018, retirement expenses were recognized in the amount of NIS 15, mainly for employee severance benefits in the Bezeq Group companies.

The Bezeq Group companies have collective agreements with the Histadrut Federation of Labor and the employees’ committees. The agreements include mechanisms to integrate the employees’ committees in decisions regarding the termination of permanent employees and the terms of severance.

For information about the collective arrangement signed by DBS subsequent to the date of the financial statements, see Note 33.2.

F.	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

Mortality rates are based on the rates published in Insurance Circular 03/06/17 of the Ministry of Finance.

Churn rates were determined on the basis of the past experience of the Bezeq Group and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont’d)

F.	Actuarial assumptions (cont’d)

The main discount rates are as follows:

	December 31, 2017	December 31, 2018
	Average capitalization rate	Average capitalization rate
	%	%
Severance compensation	3.3	3.73
Retirement benefits	3.6	4.1

Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management’s assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Salary increase assumptions
Bezeq permanent employees	Regarding an expected wage increase for 2019-2026, an average update of 7% for young employees, and decreasing gradually to 2.7% at the age of 66.
New Bezeq permanent employees	Average update of 3.2% for young employees,
decreasing gradually to 1.4% at the age of 66.
Bezeq non-permanent employees	6.4% for young employees decreasing gradually to 0.1%, 2% (in real terms) for senior employees.
2% (in real term) for senior employees
Pelephone employees	An increase of 3% in 2018 (2017- 3.1%), as set out in the collective agreement at Pelephone
Bezeq International employees	An increase of 3%, as set out in the collective agreement at Bezeq International
DBS employees	Rate of increase of 3.5%

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

	Year ended December 31,
	2017	2018
	Years	Years
Discount rate - addition of 0.5%	(29)	(37)
Rate of future salary increases - addition of 0.5%	40	27
Rate of employees leaving - addition of 5.0%	(17)	(12)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont’d)

(6)	Average weighted useful life of liabilities for the main severance benefits:

	Year ended December 31,
	2017	2018
	Years	Years
Severance compensation	10.4	9.9
Retirement benefits	14.7	13.6

Note 21 - Income Tax

A.	Corporate tax rate

The corporate tax rate for 2016, 2017 and 2018 was 25%, 24% and 23%, respectively.

Deferred tax balances as at December 31, 2018 were calculated according to the new tax rates expected to apply on the date of reversal. The current taxes for the reported periods are calculated according to the actual tax rates as set out above.

B.	Composition of income tax expenses

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Current tax expenses
Expenses for the current year	437	438	311
Adjustments for prior years	(28)	54	(24)
Total current tax expenses	409	492	287

Deferred tax expenses (income)
Adjustments for prior years according to an assessment agreement	-	(54)	-
Reversal of temporary differences according to an assessment agreement	-	21	-
Write-off of a provision for tax due to impairment, see Note 9	-	-	(114)
Creation and reversal of temporary differences	(33)	(112)	(232)
Total deferred tax expenses	(33)	(145)	(346)

Income tax expenses (benefit)	442	347	(59)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Income (loss) before income tax	930	1,088	(1,918)
Statutory tax rate	25%	24%	23%
Income tax at the statutory tax rate	232	260	(441)

Effect of changes in tax rate on deferred taxes	67	-	-
Expenses not recognized for tax purposes	47	48	54
Current year tax losses and benefits for which deferred taxes were not created	124	39	168
Temporary differences for impairment of assets for which no deferred tax assets were created (Note 9)	-	-	160
Taxes in respect of previous years	(28)	-	-
Income tax expenses (benefit)	442	347	(59)

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

D.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Property,
	plant
	equipment,		Carry-	Brand
	and	Employee	forward	Names and
	intangible	benefits	losses for	Customers
	assets	plan	DBS	relationship	Others	Total
	NIS	NIS	NIS	NIS	NIS	NIS

Balance of deferred tax asset (liability) as at December 31, 2016	(348)	178	1,188	(615)	11	414

Recognized in profit or loss	25	(13)	(22)	127	28	145
Recognized in equity	-	-	-	-	1	1
Balance of deferred tax assets
(liability)as at December 31, 2017	(323)	165	1,166	(488)	40	560

Balance of deferred tax asset (liability) as at December 31, 2017	(323)	165	1,166	(488)	40	560

Recognized in profit or loss	(14)	101	-	71	(18)	140
Write-off of deferred tax (See Note9)	-	-	-	207	-	207
Recognized in equity	-	2	-	-	(6)	(4)
Balance of deferred tax assets (liability)as at December 31, 2018	(337)	268	1,166	(210)	16	903

E.	Unrecognized deferred tax assets or liabilities and carry-forward tax loss

As at December 31, 2018, the Company has tax loss carry-forwards in the amount of NIS 72 and capital loss carry forwards in the amount of NIS 51. Deferred tax assets with respect to the Company’s tax and capital losses mentioned above were not created since their utilization is not probable.

Moreover, deferred taxes of NIS 160 for an impairment loss in DBS are not taken into account since their utilization is not expected (see section F below).

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends and is able to retain these investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

F.	Deferred tax asset for the losses of DBS

The deferred tax asset for the carryforward tax losses of DBS amounts to NIS 1,166. The approval from the Tax Authority for the utilization of the tax asset is subject to approval from the Ministry of Communications for cancellation of the structural separation and requires the extension from the Tax Authority for an additional year as from 2020 every year until the actual merger of DBS and Bezeq (see section G(5) below).

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

The Ministry of Communications set up a team within the Ministry to review an amendment to the requirement for structural separation. Bezeq applied to the Ministry of Communications for clarification regarding the date of its approval for elimination of the structural separation and petitioned the High Court of Justice against the Ministry of Communications to immediately cancel the structural separation of the Bezeq Group, after the Ministry did not respond to Bezeq’s inquiries on the matter, despite the fact that Bezeq believes that it had fulfilled all the conditions that justify and require the elimination of the structural separation, in accordance with the policy document dated May 2, 2012 regarding the expansion of competition in fixed line communications - wholesale market, which was published by the Ministry of Communications.

Assuming utilization of the tax asset, based on the current assessment of Bezeq’s management, that taking into account the above measures, it is more likely than not that it will receive approval with conditions to allow the utilization of the tax asset, and that as at the merger date, the merged company is expected to have taxable income that will allow the offsetting of carryforward tax losses and utilization of the tax asset.

As set out in Note 2G above, recognition and measurement of the tax asset is a significant estimate. The amount of the asset recognized in Bezeq’s financial statements is sensitive to various assumptions, including: the forecast of the taxable income of Bezeq and DBS (based on Bezeq’s forecasts as at December 31, 2018, which are included in the valuations of Bezeq and DBS, using coefficients that reflect the uncertainty involved in the long-term forecasts); the forecast period, in which Bezeq believes that taxable income can be forecasted on a level of certainty of “more likely than not” (up to 25 years); and the date on which it is expected that regulatory approval will be obtained, allowing the utilization of carryforward losses (by the end of 2022). Actual results may differ from this estimate, if the current assessments of Bezeq do not materialize.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

G.	Final tax assessments

(1)	The Company has final tax assessments up to and including 2014.

(2)	On January 22, 2015, the Company entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”), with respect to final tax assessments with respect to: (i) tax years 2007-2009; and (ii) the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, the Company paid the Israeli Tax Authority NIS 148, including interest and CPI linkage differences, in 24 monthly instalments starting in February 2015.

(3)	On April 27, 2017, the Company entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”) with respect to final tax assessments for the tax years 2010-2014. The Agreement covers all pending tax assessments and other tax matters with respect to such years. According to the Agreement, the Company paid the Israeli Tax Authority NIS 25, including interest and CPI linkage differences.

(4)	Bezeq has final tax assessments up to and including 2014.

(5)	On September 15, 2016, parallel to signing the assessment agreement ending the disputes between Bezeq and the tax assessor that ended the dispute between Bezeq regarding the financing income for the shareholder loans to DBS, the Tax Authority granted approval for tax purposes for the merger of DBS with and into Bezeq, in accordance with section 103(B) of the Income Tax Ordinance. According to the approval, the losses of DBS as at the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

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

The tax losses of DBS as at December 31, 2018 amount to NIS 5 billion.

(6)	Pelephone has received final tax assessments up to and including 2014.

(7)	Bezeq International has received final tax assessments up to and including 2015.

(8)	DBS has received final tax assessments up to and including 2013.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

G.	Final tax assessments (cont’d)

(9)	Walla has final tax assessments up to and including 2012 and a best judgment assessment for 2014 for the payment of additional tax in the amount of NIS 19 regarding the disposal of the holdings in Coral Tel Ltd.

Note 22 - Contingent Liabilities

A.	Legal proceedings against the Company

(1)	On June 29, 2017, Plaintiff Lynne P. Maleeff commenced litigation on behalf of a purported class of all persons and entities who purchased or otherwise acquired our shares between March 18, 2015 and September 6, 2017. The original defendants were the Company, Doron Turgeman (our former CEO), Itzik Tadmor (our CFO) and Ehud Yahalom (our former CFO). On December 8, 2017, lead plaintiffs filed an amended complaint adding ten new defendants: Shaul Elovitch, Or Elovitch, Ron Eilon, Stella Handler, David Mizrahi, Micky Neiman, Allon Raveh, Linor Yochelman, DBS and Eurocom Communications.

The amended complaint alleges a single cause of action against the Company for violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint alleges that the Company made false and misleading statements and omissions in its SEC filings.

On February 20, 2018, the Company moved to dismiss the litigation for failure to state a claim or, alternatively, to stay the litigation pending the outcome of criminal investigations in Israel. Our motion to dismiss asserted that plaintiffs failed to allege that the Company had the required knowledge or scienter about the purported wrongdoing by other defendants and that the Company did not make any materially false statements. Plaintiffs filed their opposition to the motion.

The court issued a decision dated September 27, 2018 granting in part and denying in part our motion to dismiss. The court dismissed all claims against our company relating to our code of ethics, internal controls, and compliance with laws generally and all claims relating to the Bezeq subcommittee reviewing the Bezeq-DBS transaction except for certain allegations relating to statements in one particular filing and to allegations regarding our statements about our or Bezeq’s free cash flow. The court denied our motion to stay without prejudice to our ability to seek a stay in the future if circumstances change. On July 12, 2018, motions to dismiss were filed by (1) defendants Doron Turgeman, Itzik Tadmor, and Ehud Yahalom, all former officers of our company, (2) Ron Eilon, Micky Neiman and DBS; and (3) Stella Handler, Allon Raveh, Linor Yochelman, and David Mizrahi, officers of Bezeq.

On March 28, 2019, the court concluded that the complaint failed to allege claims against our executive officers for either primary violations of the U.S. securities laws or “control person” liability for the alleged violations by others of the U.S. securities laws. The court therefore dismissed the complaint against Doron Turgeman, Itzik Tadmor and Ehud Yahalom. The court also concluded that the complaint failed to adequately allege personal jurisdiction against certain executive officers of Bezeq and DBS. The court therefore dismissed the complaint against the DBS and Bezeq defendants for lack of personal jurisdiction.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Contingent Liabilities (cont’d)

The claims against our company are stayed under the governing statute pending the outcome of the other defendants’ motions to dismiss. While the Company have solid arguments in our favor, it is unable to assess to predict how the court will ultimately rule.

Similar class action lawsuits were filed in Israel and are described in section B below.

(2)	The Company, Internet Gold and five members of the Company’s Board of Directors were named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 out of the dividends distributed by us in May 2016 was distributed unlawfully as such amount was not included in our profit and loss report, and therefore does not qualify as a “surplus” that may be lawfully distributed as dividends under the Israeli Companies Law. A pretrial hearing was held in March 2017, in which the court allowed us to file an additional brief response and a supplementary expert opinion, in order to respond to the arguments. The Company filed the additional responses in June 2017. The court further held that the parties should consider the possibility of a constructive dialogue regarding the issues in dispute and instructed the parties to inform the court about the results of this dialogue, and whether they want to set a date for an evidentiary hearing or additional preliminary motions. The dialogue process failed, and accordingly, the court set dates for the evidentiary hearing (as part of the motion to certify) for January 6, 2019. On January 6, 2019, evidentiary hearings were held. The court decided that our summaries must be submitted by May 28, 2019, and the reply on behalf of the plaintiff must be submitted by June 10, 2019. The Company believe it is likely that the motion will be approved since the burden of proof at this preliminary stage of the derivative claim is very low.

B.	Legal proceedings against the Bezeq Group

During the normal course of business, legal claims are filed against the Bezeq Group companies or there are pending claims against the Bezeq Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Bezeq Group companies, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 17), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Bezeq Group companies, the additional exposure (beyond these provisions) as at December 31, 2018 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.1 billion. There is also additional exposure of NIS 4.6 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Bezeq Group companies, for which the Bezeq Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Contingent Liabilities (cont’d)

Following is a detailed description of the Bezeq Group’s contingent liabilities at December 31, 2018, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and deterioration in service provided by the Group companies.	134	4,954	*730

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	4	**13	**,***3,822

Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3	-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	31	21	-

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	65	9

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	71	-

Total legal claims against the Bezeq Group companies		169	5,127	4,561

*	Including exposure in the amount of NIS 300 against a subsidiary and against four additional defendants.

**	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against Bezeq and officers in Bezeq, referring to alleged reporting omissions by Bezeq regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, Bezeq filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Contingent Liabilities (cont’d)

***	Two motions for certification of a class action seeking a total of NIS 1.8 billion, filed in June 2017 against Bezeq, officers in the Bezeq Group, B Communications and companies in the group of our controlling shareholders regarding the transaction relating to Bezeq’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceeding was stayed due to the investigation. The court approved the request of the Attorney General to inform the court by October 31, 2019, of the continued conduct of the proceedings in view of the ongoing investigation.

(1)	In 2017 and in June 2018, shareholders of Bezeq, filed motions against Bezeq and DBS for discovery of documents prior to filing a motion for certification of a derivative action in accordance with section 198A of the Companies Law, regarding an interested party transaction between DBS and Spacecom and regarding a transaction for the acquisition of DBS shares by Bezeq. Further to the request of the Israel Securities Authority, in view of the investigation, the procedures have been stayed, at this stage, until April 1, 2019.

It should be noted that in addition to these motions, there is a pending claim and motion for certification as a derivative action against Bezeq, its ultimate controlling shareholder in the relevant period and its directors in the relevant period, from 2015, concerning the transaction for Bezeq’s acquisition of the entire holdings and shareholder’s loans of Eurocom DBS in DBS. Further to the position of the ILA, the court ordered a stay of proceedings in the case until December 31, 2018, and on that day, notice was submitted on behalf of the Israel Securities Authority requesting an additional 90-day extension.

(2)	In February 2018, a motion for certification of the claim as a derivative action was filed against Bezeq as a formal respondent, and against directors of Bezeq at the times relevant to the motion and against the controlling shareholders in Bezeq at the times relevant to the motion. The motion relates to Bezeq’s engagement in an assessment agreement with the Tax Authority, which was signed on September 15, 2016, according to which Bezeq paid taxes in the amount of NIS 462 to the Tax Authority for financing income from loans to DBS. On the other hand, it was agreed, among other things, that the losses of DBS for the financing expenses for the shareholders’ loans of Bezeq to DBS will be recognized in full for Bezeq after the merger between Bezeq and DBS. At the request of the Israel Securities Authority, the proceedings were stayed due to the investigation until December 31, 2018, and it requested an extension of the stay in proceedings until April 1, 2019.

(3)	In December 2018, a claim was filed against Walla, alleging that Walla had engaged in biased press coverage on its website in favour of the Prime Minister, allegedly in exchange for excessive regulatory benefits granted to its controlling shareholder - Bezeq and its former controlling shareholder. The amount of the class action is unknown. At this stage, Walla is unable to assess the chances of the claim.

(4)	Subsequent to the balance sheet date, two claims were filed against the Bezeq Group companies without an exact amount and one claim was filed with exposure of NIS 15. As at the approval date of the financial statements, the chances of the claims cannot be assessed. In addition, claims with exposure of NIS 406 and other three claims without an exact amount came to an end.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 23 - Agreements

A.	DBS has agreements for the acquisition of space segments, content, and copyrights, up to the end of 2028. The amounts of future agreements for these contracts as at December 31, 2018 are as follows:

	Space segments	Content and copyright	Total
Year ended December 31	NIS	NIS	NIS
2019	85	495	580
2020	85	354	439
2021	85	260	345
2022	82	225	307
2023 onwards	485	64	549
	822	1,398	2,220

B.	In accordance with the agreement with the 2013 Space Communications Ltd. (“Spacecom”), as amended, DBS leases twelve space segments in the Amos satellites (“the Spacecom Agreement”) according to the distribution among the satellites set out in the agreement for different periods. The term of the Spacecom Agreement is up to 2028 (subject to the options for early termination described below).

In accordance with the Spacecom Agreement, DBS leases space segments on the Amos 3 satellite (which is expected to end its service at the beginning of 2026), as well as on the Amos 7 satellite, in which Spacecom has the right to lease space segments under an agreement with the holder of rights in this satellite, which was leased to DBS until February 2021. Spacecom undertook to exercise the option granted to it by the holder of the satellite rights to extend the lease for an additional year, and on the deadline for exercising this option, if it will be clear that Amos 8 a new satellite will not be in service by February 2021.

Under the Spacecom Agreement, Spacecom has undertaken to make the most reasonable efforts to deploy the new satellite, Amos 8, by February 2021, and in this event, DBS will lease space segments from that date in Amos 3 and in Amos 8, and from the end of life of Amos 3, in Amos 8 only. If Amos 8 is not deployed by February 2022, DBS will lease ten satellite segments in Amos 3 until the end of its life, and will have the right, if it so chooses, to lease space segments in Amos 8, to the extent it is deployed at a later stage.

The Spacecom Agreement stipulates the right to early termination without cause, subject to advance notice of 12 months and payment of the consideration in accordance with the prescribed mechanism. The agreement also stipulates the right to early termination due to a delay in the entry into force of the agreement for construction of Amos 8, and early termination at the end of the lifespan of Amos 3 due to non-availability of Amos 8, without payment of compensation and under the conditions set out in the agreement.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 23 - Agreements (cont’d)

In September 2018, Spacecom announced that the agreement for the construction of the Amos 8 satellite will be canceled and that it is assessing the feasibility of several alternatives. DBS believes that cancellation of the agreement may result in a delay in the start of the Amos 8 satellite activity.

In December 2018, Spacecom was notified that DBS would not act to amend the Spacecom Agreement, and that it reserves the right not to lease segments on the Amos 8 satellite if there is a delay in its deployment as set out above.

The total amount of agreements for space segments, as set out in section 20.1 above, includes full payment of NIS 236 for the use of the Amos 8 satellite.

For information about the agreement with Spacecom, see Note 32 regarding the agreements with related parties. In addition to the resolution of the Board of Directors to approve a plan for the migration of DBS from satellite broadcasts to internet streaming, see Note 33.1.

C.	In October 2016, Pelephone’s new agreement with Apple Distribution International (“Apple”) came into effect for the acquisition and distribution of iPhone devices. In accordance with the agreement, Pelephone is required to purchase a minimum number of devices for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

D.	As at December 31, 2018, Pelephone has obligations to acquire terminal equipment amounting to NIS 78 (as at December 31, 2017, NIS 147).

E.	The cellular infrastructure equipment in the UMTS/HSPA and LTE networks is manufactured by LM Ericsson Israel Ltd. (“Ericsson”), which serves as a supplier to Pelephone for the deployment of a fourth-generation radio network (LTE). Ericsson is also a material supplier to Pelephone of microwave transmission equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for acquisition of 4G network (LTE) equipment with Ericsson, and Pelephone believes that it may dependent on Ericsson for network support and its expansion. As at December 31, 2018, Pelephone has agreements with Ericsson for the acquisition of terminal equipment and the receipt of services, in a total amount of NIS 23.

F.	In 2011, Bezeq International entered into an agreement with CYTA to replace indefeasible rights of use (IRU). Under the transaction, Bezeq International undertook to acquire additional IRU in the amount of US$ 4.65. Bezeq International has not yet exercised this undertaking.

G.	As at December 31, 2018, the Bezeq Group companies have agreements for the acquisition of fixed assets, intangible assets, additional assets, and routine services amounting to NIS 392.

H.	For information about transactions with related parties, see Note 32.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 - Securities, Pledges and Guarantees

The Bezeq Group’s policy is to provide tender, performance and legal guarantees. In addition, Bezeq provides bank guarantees, where necessary, for banking obligations of subsidiaries.

A.	The Bezeq Group companies have provided guarantees of NIS 158 in favor of the Ministry of Communications to secure the terms of their licenses (of which an amount of NIS 32 is linked to the CPI and NIS 37 is linked to the US$ exchange rate).

B.	The Bezeq Group companies have provided bank guarantees of NIS 109 in favor of third parties.

C.	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

1)	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

D.	For information about the conditions for loans and borrowings, see Note 15.

Note 25 - Capital and Capital Reserves

A.	Equity

	Authorized	Registered and paid up
	December 31	December 31
	2017 and 2018	2017 and 2018
Number of shares

Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045

On January 20, 2019, after the balance sheet date, the Company conducted a private placement of 7,385,600 of its ordinary shares, NIS 0.1 par value, to certain institutional, “qualified” and private investors in Israel. The Company received gross proceeds from the offering of approximately NIS 118, based on a price of NIS 16 per share.

B.	Dividend distributions

On May 25, 2016, the Company’s Board of Directors declared a dividend of NIS 11.88 per share and NIS 355 in the aggregate. The payment date was June 29, 2016.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 26 - Revenues

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Domestic fixed line communications – Bezeq fixed-line
Fixed line telephony	1,352	1,255	1,130
Internet - infrastructure	1,461	1,488	1,525
Transmission and data communication	835	775	769
Cloud and digital services	203	230	260
Other services	213	205	199
	4,064	3,953	3,883

Cellular communications - Pelephone
Cellular services and terminal equipment	1,777	1,743	1,713
Sale of terminal equipment	811	757	688
	2,588	2,500	2,401

International communications,
internet services and NEP – Bezeq international	1,480	1,467	1,338

Multi-channel television - DBS	1,745	1,650	1,473

Others	207	219	226
	10,084	9,789	9,321

Note 27 - Salaries

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Total salaries and incidentals	2,544	2,578	2,574

Less - salaries recognized in investments in property, plant and equipment and in intangible assets	529	571	579

	2,015	2,007	1,995

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 28 - General and Operating Expenses

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Terminal equipment and materials	831	855	737
Interconnectivity and payments to domestic and international operators	825	805	789
Maintenance of buildings and sites*	605	584	286
Marketing and general expenses	706	610	570
Services and maintenance by sub-contractors	261	260	277
Vehicle maintenance expenses*	164	156	82
Content services expenses	629	636	653

	4,021	3,906	3,394

* See Note 2.I.1 for information about early adoption of IFRS 16, Leases.

Operating and general expenses are presented net of expenses of NIS 45 recognized in 2018 for investments in fixed assets and intangible assets (in 2017, NIS 65 and in 2016, NIS 64).

Note 29 - Other Operating Expenses, net

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Provision for severance pay in early retirement See note 20E	96	23	559
Provision for claims	(4)	19	91
Capital gain from sale of property plant and equipment	(86)	(27)	1
Profit from sale of an associate	-	-	(15)
Others	15	5	(1)
	21	20	635

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Financing Expenses, Net

	Year ended December 31
	2016	2017	2018
	NIS	NIS	NIS

Income on bank deposits, investments and others	(13)	(2)	(1)
Change in fair value of financial assets measured at fair value through profit or loss	(29)	(7)	(27)
Income in respect of credit in sales, net of discount	(42)	(35)	(30)
Linkage and exchange rate differences, net	(16)	-	-
Other finance income	(23)	(25)	(31)

Total financing income	(123)	(69)	(89)

Interest expenses on financial liabilities	871	445	472
Linkage and exchange rate differences, net	38	48	64
Change in contingent consideration in a business combination	55	(14)	43
Change in fair value of financial assets measured at fair value through profit or loss	23	39	-
Financing expenses for employee benefits, net	15	35	9
Financing expenses for lease commitments	-	-	26
Other financing expenses	52	33	6

Total financing expenses	1,054	586	620

Financing expense, net	931	517	531

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Earnings (Loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2016	2017	2018
	NIS	NIS	NIS

Earnings (loss) attributable to ordinary Shareholders
Basic earnings (loss) for the year	(236)	78	(1,029)
Effect of diluted per share loss in a
subsidiary	-	-	-
Diluted earnings (loss) for the year	(236)	78	(1,029)

	Year ended December 31
	2016	2017	2018
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value

Weighted average number of ordinary shares (basic and diluted)	29,889	29,889	29,889

Note 32 - Transactions with Related Parties

A.	Identity of related parties

The Company’s related parties are as defined in IAS 24 (2009) - Related Party Disclosures and include: Internet Gold, its ultimate parent Eurocom, other Eurocom Group companies, related parties of Eurocom, directors and key management personnel in the Company, Internet Gold, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

In the ordinary course of business, some of the Company’s subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily between Bezeq and its subsidiaries and between other Eurocom Group companies, such as Spacecom, Gilat Satcom and to a lesser extent other affiliated company.

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

B.	Balances with related parties

	December 31,
	2017	2018
	NIS	NIS

Receivables - associates	8	7

Liabilities to related parties, net	(23)	6
Advanced payment to Eurocom DBS (not including
interest) for contingent consideration	99	99

C.	Transactions with related parties

	Year ended December 31,
	2016	2017	2018
	NIS	NIS	NIS

Revenues
From associates	7	8	6
From related parties	13	23	31
Expenses
To related parties	110	122	*54
To associates	2	5	5
Investments
Related parties	59	28	1
Acquisition of DBS	55	**(70)	-
Revised fair value of the excess advance payments for acquisition of DBS	-	**56	**43

*	Related-party expenses include amounts paid by DBS to Space Communications Ltd. (“Spacecom”) up to May 3, 2018. It should be noted subsequent to this date, the Company believes, based on information it received, that Spacecom ceased to be a related party. In 2018, DBS paid a total of NIS 74 to Spacecom.

**	Adjustment of the liability for contingent consideration for a business combination with DBS and adjustment of the fair value estimate of the amount expected to be returned to the Company from the excess of the advance payments that it paid, recognized as financing income, net.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of Bezeq’s audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction
December 8, 2015 – see (1) below	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd, so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 (for all the products).
June 30, 2016 – see (2) below	Extension of the amended agreement of Bezeq with Eurocom Communications Ltd. (“Eurocom Communications”) for ongoing management and consultation services for the Company for a period of three years. The management agreement was terminated on April 25, 2018.	For the period between January 1, 2018 and April 25, 2018, an amount of NIS 800,000 was not paid and was offset against a debt.
April 3, 2017 – see (3) below	Approval of Bezeq vote at the general meeting of DBS in favor of the agreement between DBS and Space Communications Ltd. (“Spacecom” and “the Parties” respectively) with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites (“the Agreement”), including in favor of implementation of the Agreement. The validity of the Agreement remains the same as the original agreement, namely, until the end of 2028.	A total nominal cost of up to USD 263 for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of USD 21.9. It should be noted that the overall cost of the Agreement may be lower if surplus revenue sharing mechanisms are applied and/or the assumptions set out in the amendment to the Agreement. For further information, see Note 23)

The financial value of the transactions described above, which were carried out in 2018 were as follows:

Amounts
included in the
consolidated
financial statements
NIS

Expenses	28

(1)	Bezeq has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction), is controlled by Eurocom Communications, which is the ultimate controlling shareholder of Bezeq.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont’d)

(2)	The management agreement stipulated that Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries, with a position of 70%. In addition, it was determined that Eurocom Communications will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies. Eurocom will also provide ongoing consulting services as follows: (A) directors’ compensation, consisting of annual participation compensation and actual participation compensation based on a maximum amount for one meeting (as this term is defined in the Companies Regulations (Rules for Compensation and Expenses of an External Director), 2000), based on the relevant rating of the Company of the subsidiary/sub-subsidiary (as the case may be) at that date, for the participation of the directors serving on behalf of the Company’s controlling shareholders, as part of their membership and their position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence at meetings; (B) NIS 3.5 per year for the service and activities of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries; and (C) NIS 432 thousand per year for ongoing consultation services.

On July 26, 2018, Bezeq Board of Directors resolved that the provision of all components of the services under the Management Agreement was de facto discontinued on April 25, 2018, and determined the amount of NIS 800,000 due to Eurocom Communications from the Bezeq, for the period between January 1, 2018 and April 25, 2018 should not be paid, due to the restrictions imposed on the activities of Shaul Elovitch and other directors who serve or who served on the Board of Directors of Bezeq and its subsidiaries on behalf of Eurocom Communications in the reporting year, in connection with the investigation conducted by the ISA and the Israel Police. The amount was not paid to Eurocom Communications in practice but was deferred and offset against the debt of Eurocom Communications to Bezeq.

(3)	Bezeq had a personal interest in the transaction as at the date of its approval, since, as at the date of the transaction, Spacecom was controlled by Eurocom Communications, the ultimate controlling shareholder of Bezeq. To the best of the Company’s knowledge and in accordance with information provided to the Company by Eurocom Communications, the link between Eurocom Communications and Spacecom has been severed, since the court appointed a receiver for the shares of Spacecom held by Eurocom Communications (“the Spacecom Shares under Receivership”), which holds the full voting rights, and in view of the fact that as Bezeq was informed, the value of the collateral held by the receiver, including the value of the Spacecom Shares under Receivership, does not exceed the amount of the debt underlying the appointment of the receiver.

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

If a related party wishes to supply products or services to the Company, the Company generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of the Company’s audit committee and the Company’s board of directors (and in some circumstances, The Company’s shareholders). In addition, generally the Company will not purchase a particular type of product or service solely from related parties but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

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

1.	In February 2008, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd. (“Eurocom Capital”), under which Eurocom Capital handled the execution of the Company’s financial investments pursuant to direct instructions from our Chief Executive Officer. The Company paid Eurocom Capital aggregate fees of NIS 288 thousand and NIS 110 thousand for its services in 2016 and 2017, respectively. The execution services agreement with Eurocom Capital was terminated on November 30, 2017 and no payments were made in 2018.

2.	The Company entered into an arrangement with Internet Gold according to which the Company’s employees provide services to both companies and the Company will pay 2/3 and Internet Gold will pay 1/3 of their compensation.

3.	The Company and Internet Gold together leased their principal offices from Eurocom Holdings for an annual rent of NIS 110 thousand for both companies. The offices were sold by Eurocom Holdings to a third party in November 2018 and the Companies continue to rent their principal offices from the new owner at the same terms.

4.	In June 2017, the Company’s shareholders approved the company’s entering into a Services Agreement with Eurocom Communications pursuant to which it will provide the Company with the services of its Legal Department in consideration of a monthly fee of NIS 20 thousand, plus an annual fixed amount of up to NIS 8 thousand in respect of various other expenses to be paid against receipts and documentation. Based on our prior experience, we estimated that the scope of the legal services provided to the company averaged approximately 60 hours per month on an annual basis. The legal services’ portion of the Services Agreement was terminated on March 31, 2018.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and Internet Gold (cont’d)

5.	In February 2018, our Board of Directors appointed Adv. Ami Barlev to serve as a director and as Acting Chairman of the Company’s Board of Directors until the next annual shareholders’ meeting. In January 2019, Adv. Barlev, was appointed as the new Chief Executive Officer of the Company replacing Doron Turgeman. In addition, Mr. Shlomo Zohar, a director of our company, was appointed to serve as Chairman of the Board instead of Mr. Barlev, who continued to serve as a director.

6.	In March 2018, Eurocom and the Company terminated the rest of the Services Agreement. The Company’s Compensation Committee and Board of Directors have confirmed, among other things, that upon termination of the Services Agreement, Messrs. Or Elovitch and Ami Barlev will be entitled to compensation as directors pursuant to the “Fixed” statutory amount in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director) 5760-2000 for companies within the range of the Company’s size. In addition, the directors will be entitled to receive reimbursement of expenses in accordance with the provisions of these Compensation Regulations, to receive coverage under the insurance policy that applies to all of the Company’s directors and officers, and to receive indemnification letter as given to all of the Company’s directors and officers. Mr. Barlev’s compensation is effective starting February 7, 2018. The compensation of Mr. Or Elovitch is effective starting April 1, 2018. Mr. Or Elovich resigned as a director of the Company in August 2018.

7.	Key management personnel compensation comprised:

	Year ended December 31
	2016	2017	2018
	NIS	NIS	NIS

Employee benefits	2	2	2

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Subsequent Events

A.	On March 13, 2019, Bezeq’s Board of Directors approved a resolution of the Board of Directors of DBS to approve a plan for migration from satellite broadcasts to broadcasts over the internet, in a gradual, process that is expected to continue over several years.

B.	On March 14, 2019, DBS signed a collective arrangement with the Histadrut Federation of Labor and the employees’ representatives regarding retrenchment and synergy procedures, commencing on June 1, 2010 until December 31, 2021 (“the Arrangement”). During the term of the arrangement, DBS will be entitled to terminate the employment of up to 325 employees and employees who are not included in the retirement plan will receive a one-time grant. The estimated cost of the Arrangement is NIS 68, assuming full exercise of the rights of DBS to retrench and the fulfilment of conditions for providing additional financial benefits to the employees. In addition, according to the Arrangement, DBS may also retrench by not recruiting employees to replace employees whose employment has terminated.

C.	On March 27, 2019, Bezeq Board of Directors approved the filing of an application for a permit to publish a prospectus for completion, based on its financial statements as at December 31, 2018, together with a first draft of a prospectus that includes an option for an exchange tender offer for Bezeq traded debentures and the issuance of new debentures of the Bezeq.

D.	In March 2019, the Company announced that the aggregate material decline in the assets and the accounting equity of the company is expected to be in a cumulative range of NIS 700-800 (as a result of all the write downs to date).

The Company’s Board of Directors decided at its meeting held on the evening of March 19, 2019, that as a result of the foregoing to enter into a dialogue with the holders of its debentures in order to examine financial possibilities for strengthening the Company’s shareholders’ equity or to obtain adjustments to the current Deeds of Trust governing the debentures.

The Company’s Board of Directors further determined to withhold payments to its financial creditors until such agreements are finalized. This withholding led to significant discussions with its debenture holders who are now being consulted on every future move of the Company while attempts to resolve the current financial predicament.

In view of the above circumstances, the Company decided to classify the non-current portion of its debentures as current maturities in the financial statements, taking into account the following reasons:

In the Company’s position, if the events described above were known to Internet Gold and B Communications on December 31, 2018 it would result in the immediate repayment of the Company’s debentures - at that time, due to the following:

1.	The “deep” violation of covenants and a significant deterioration that couldn’t be “cured” within a period of a few months.

2.	The above circumstances are in fact a material deterioration and a presumption that such deterioration constitute grounds for the repayment of the debt. For example, in the current market conditions and those that prevailed in December 2018, capital raising that would have enabled the “cure” of the covenants of the Company, i.e. about NIS 400, would be an uncertain challenge and not necessarily applicable in a short period of time.

3.	In addition, if the above events were known in December 2018 and would have been reported to the public, it is reasonable to assume that the Company would have encountered a clear difficulty in raising cash to remedy the violations within a reasonable time.

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Subsequent Events (cont’d)

4.	In addition, during December 2018, Internet Gold was at the peak of a “process” for the sale of its shares in the Company, and it is reasonable to assume that the above events would at least have caused a material change in the prospects and a reduction in the consideration to be paid for the Company’s shares, which would have led to the establishment of grounds for default and early repayment cause with the debenture holders.

For example, in January 2019, Internet Gold reported receipt of offers for B Communications shares in an amount that was insufficient for the Company to pay its liabilities, even before the events described above were known. Had these above-mentioned events been reported in December, it is reasonable to assume that the proposals would have been significantly lower or even delayed or cancelled.

These significant accounting and economic events could not be cured within a reasonable time period or within the healing period, even if they were known on December 31, 2018.

E.	During January 2019, Midroog downgraded the rating of the Company’s debentures (Series B and C) twice by two notches from A2.il to Baa2.il and retained the rating outlook of credit review with negative implications.

In March 2019, following the decision of the Company’s Board of Directors decision to withhold payments to its financial creditors, Midroog downgraded the rating of the debentures (Series B and C) from Baa2.il to Caa2.il and changed the rating outlook to credit review with uncertain trajectory. The downgrades reflect Midroog’s assessment of a high certainty of default (as defined by Midroog standards).

According to the indenture of the Series C debentures, as a result of the rating downgrade mentioned above, the annual coupon of the Series C debentures will increase by 1% to 4.6%. In addition, as a result of the Company’s equity attributable to shareholders decrease to below the threshold of NIS 750 as mentioned in the indenture of the Series C debentures for two consecutive quarters starting December 31, 2018, the annual coupon of the Series C debentures will increase by additional 0.25% to 4.85%.

F.	On May 5, 2019, the Sakia property sale was completed and Bezeq received NIS 377 (including VAT), representing the entire balance of the consideration for the property. As a result, Bezeq is expected to record a capital gain in its financial statements for the second quarter of 2019. The capital gain that will be recorded under the assumption that Bezeq will be obliged to pay the full permit fees and improvement levy is NIS 250, compared with NIS 450 in case all of Bezeq’s claims in its objections are accepted. Bezeq is still assessing the capital gain to be recorded in its financial statements.

G.	For issuance of the Company’s ordinary shares after the balance sheet date, please refer to Note 25A.

H.	In April 2019, TRYMG International Communications Ltd. (formerly Zeevi International Communications Ltd.), a company owned by Mr. Gad Zeevi, as well as Searchlight Capital Partners, or SCP submitted two different and competitive offers for the purchase of Internet Gold’s shares in the Company and for additional investment in the Company. SCP offer was chosen by the holders of Internet Gold’s debentures for the purpose of promoting a transaction and received limited time exclusivity. Both offers are subject to various terms. While Internet Gold’s debenture holders decided to advance the SCP proposal (and grant SCP exclusivity), TRYMG submitted to the Company an offer for an investment of NIS 950 for issuance of the Company’s shares. The offer is subject to various terms. At this stage, the holders of the debentures of the two companies, and the companies themselves, examine the proposals.

SCP offer was due to expire on May 10, 2019, but following advanced negotiations among the Company, SCP and Internet Gold (as well as the debenture holders of the Company and Internet Gold), the deadline for approval of the transaction (as set by SCP) has been extended by a week (i.e. until May 17, 2019).

On May 14, 2019, an updated offer was received from SCP for the purchase of the controlling shares in the Company while executing a cash investment in the Company in the total amount of NIS 640. The offer is subject, inter alia, to the approval of the debenture holders of the Company and Internet Gold, as well as the Israeli Court. The transaction, if shall be executed, will include early repayments of the main principal payments of the Company’s debentures until the end of 2023 and shall include updated terms for the Series C debenture. Major part of the expected investment amount will be injected by Internet Gold to the Company against debt and equity. Subject to receiving the approvals of the debenture holders during, the partied will act in order to conduct detailed legal negotiations.

At this stage, this proposal is the main proposal promoted by the parties.