Form 20-F
period 2019-12-31
B COMMUNICATIONS LTD
filed 2020-04-23
CIK 1402606

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

144 Menachem Begin Road, Tel Aviv 6492102, Israel
(Address of principal executive offices)

Tomer Raved, CEO, +972-3-6796121 (phone), +972-3-6796111 (fax)
144 Menachem Begin Road, Tel Aviv 6492102, Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	BCOM	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share 116,316,563 shares
(as of December 31, 2019)

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

Yes ☒                    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒                    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
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

Yes ☐                    No ☒

INTRODUCTION

Our ordinary shares are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or TASE (symbol: BCOM). On April 14, 2010, we completed the acquisition of then 30.44% interest in Bezeq (TASE:BEZQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s then 11 person Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition.

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

As used in this annual report, the terms “Company,” “we,” “us” and “our” mean B Communications Ltd. and its subsidiaries, unless otherwise indicated. As used in this annual report, “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means B Communications (SP2) Ltd., “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “YES” (the trade name for DBS) and DBS mean DBS Satellite Services (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes collectively referred to as the Bezeq Group in this annual report.

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2019 (NIS 3.456 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

The tables below as of and for the five years ended December 31, 2019 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 appear in this annual report.

Consolidated Statement of Income Data:
(Amounts in millions, except share and per share data)

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	(NIS)					(U.S. $)

Revenues	9,985	10,084	9,789	9,321	8,929	2,584
Depreciation, amortization and impairment	2,131	2,161	2,117	2,387	2,064	597
Salaries	1,958	2,015	2,007	1,995	1,937	560
General and operating expenses	3,876	4,021	3,906	3,394	3,276	948
Loss from impairment of assets	-	-	129	2,294	1,274	369
Other operating expenses(income)	3	21	149	635	(188)	(54)
Operating profit (loss)	2,017	1,866	1,610	(1,384)	566	164
Finance expense	689	1,054	586	620	738	213
Finance income	(154)	(123)	(69)	(89)	(266)	(77)
Profit after financing expenses (income), net	1,482	935	1,093	(1,915)	94	28
Share of losses (profit) in equity-accounted investee	(12)	5	5	3	2	1
Profit (loss) before income tax	1,494	930	1,088	(1,918)	92	27
Income tax expense (benefit)	358	442	347	(59)	1,473	426
Net profit (loss) for the year	1,136	488	741	(1,859)	(1,381)	(399)
Profit (loss) attributable to:
Owners of the company	210	(236)	78	(1,029)	(853)	(247)
Non-controlling interests	926	724	663	(830)	(528)	(152)
Net profit (loss) for the year	1,136	488	741	(1,859)	(1,381)	(399)
Basic earnings (loss) per share	7.04	(7.92)	2.62	(35.46)	(19.76)	(5.72)
Diluted earnings (loss) per share	6.97	(7.92)	2.62	(35.46)	(19.76)	(5.72)

Statements of Financial Position data:
(Amounts in millions)

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	(NIS)					(U.S. $)
Cash and cash equivalents	581	762	2,386	1,104	814	236
Restricted cash	155	-	-	-	39	11
Total assets	22,122	20,145	20,639	19,375	15,587	4,510
Total current liabilities	5,199	4,256	4,111	6,908	3,627	1,049
Non-current liabilities	13,532	12,588	13,442	11,703	12,162	3,519

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following is a summary description of some of the material risks and uncertainties that may affect our business, including our future financial and operational results.  In addition to the other information in this Annual Report, the following statements should be carefully considered in evaluating our company.

Risks Directly Related to B Communications

We have a substantial amount of existing debt, restricting our financing flexibility. In the recent past, we faced a possibility of default, which we cured through a change of control transaction which we believe provided us with sufficient liquidity to service our interest payments on our outstanding debt until maturity (November 2024).

In March 2019, we announced that the aggregate material decline in the assets and the accounting equity of our company was expected to be in a cumulative range of NIS 700-800 million (as a result of all the write downs to date). Our Board of Directors decided at its meeting held on the evening of March 19, 2019, that as a result of the foregoing we should enter into a dialogue with the holders of our debentures in order to examine financial possibilities for strengthening our shareholders' equity or to obtain adjustments to the current Deeds of Trust governing the debentures. The Board further determined to withhold payments to its financial creditors until such agreements are finalized. This included payments we owed to creditors pursuant to our issued Series B and Series C Debentures. Throughout 2019, we were faced a high probability of default and considered various M&A and financing candidates.

On December 2, 2019, we closed the transaction with Searchlight II, BZQ LP (“Searchlight”) and a company controlled by the Fuhrer family, T.N.R. Investments Ltd. (“Fuhrer”), whereby control of our company and Bezeq was transferred from Internet Gold – Golden Lined Ltd. (“Internet Gold”) to Searchlight and Fuhrer. The purchase of control was executed pursuant to the control permit granted by the Ministry of Communications (the “MoC”) to Searchlight and Fuhrer and our company on November 11, 2019 (the “Control Permit”). The transaction injected NIS 640 million into the Company, which helped to stabilize and significantly improve our position. As a result of the transaction, we fully repaid the balance of our debt obligations for our issued Series B Debentures, and we made a partial repayment in cash in the amount of NIS 614 million in respect of our obligations for our issued Series C Debentures.

The transaction also included an equity offering in Israel and a rights offering in the United States pursuant to Rule 801 of the Securities Act of NIS 70 million (including participation by Internet Gold), and also included the issuance of two new Series of Debentures: Series E Debentures (par value NIS 100 million) and Series D Debentures (par value NIS 58 million).

We historically serviced our substantial debt with dividend payments received from Bezeq. Bezeq’s determination to suspend the payment of dividends could affect our ability to repay our debt when it comes due.

As of April 23, 2020, we had approximately NIS 2.036 billion (US$ 589 million) of debt, which we historically serviced with the proceeds of semi-annual dividend payments from Bezeq equal to 100% of its half-yearly profits. Bezeq paid total cash dividends of NIS 0.6 billion NIS 1.3 billion, and NIS 1.4 billion in the years ended December 31, 2018, 2017 and 2016, of which we received NIS 181 million, NIS 338 million and NIS 380 million. On March 6, 2018, Bezeq’s Board of Directors updated its dividend distribution policy to distribute a dividend of 70% of its half-yearly profit (after tax). On March 28, 2019, Bezeq reported a NIS 1.06 billion loss for 2018 after write-offs during the year and announced that due to the losses, dividend payments would be halted for the next two years. Accordingly, we cannot expect to receive any dividends prior to 2022. However, we believe that we currently have sufficient liquidity to service the interest payments on our outstanding debt until maturity (November 2024).

We have control over Bezeq as a result of our ability to nominate a majority of its board of directors

We have control over Bezeq based on two facts: (i) we hold significantly more voting rights than any other shareholder and the remaining holdings in Bezeq are widely dispersed; (ii) Israeli law and regulations require prior ministerial approval for any person to acquire holdings in Bezeq exceeding 5%, or to take actions together with other shareholders to cause the appointment of a director in Bezeq, or to influence Bezeq’s day-to-day operational decision-making policies. By these restrictions, the regulatory regime ensures that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit and that the Company is able to nominate the majority of the board of directors of Bezeq.

When our controlling shareholders, Searchlight and Fuhrer, purchased the control in Bezeq, they nominated two new representatives out of eight on Bezeq’s Board of Directors. In the upcoming Annual General Meeting of Bezeq’s shareholders scheduled for May 14, 2020 (the “Upcoming AGM”) the nomination by our controlling shareholders of a third director is on the agenda.

Bezeq is an Israeli issuer (TASE: BEZQ) and is prohibited under Israeli and securities law from passing confidential information about its business operations to us, or to any other third-party. Only limited non-public financial information is periodically reported by Bezeq to our company, in order for us to meet our reporting requirements as issuers. Therefore, we are generally not privy to non-public information concerning Bezeq.

We, Searchlight and Fuhrer are subject to the Control Permit for holding Bezeq shares. Failure to comply with this permit or other regulatory provisions relating to the control permit may result in the revocation of the Control Permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

The new Control Permit required the adoption of amendments to the Articles of Association (“AoAs”) of Bezeq and its subsidiaries prior to January 12, 2020 Bezeq in order to remain compliant with the requirements of our new control permit. Bezeq and its subsidiaries’ AoAs were not amended on time as required and therefore we are in breach of the Control Permit, which the MoC is aware of. The amendment of Bezeq’s AoA is on the agenda of the Upcoming AGM. The Company agreed with Bezeq’s board of directors that the amendments of the AoAs of Bezeq’s subsidiaries will be addressed immediately after the Upcoming AGM.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Prime Minister (who delegated his authority) and the Minister of Communications (“the Ministers”), in order to obtain a permit to acquire Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of Means of Control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). No person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferor is aware that the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding Means of Control in that corporation or in another corporation, and including the ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer or holding 25% of our Means of Control is presumed to confer significant influence. “Means of Control” means the right to vote at a general meeting of Bezeq, appoint a director or general manager of Bezeq, or to participate in the profits of Bezeq or a share of the remaining assets of Bezeq after payment of its debts upon liquidation.

The Control Permit includes several other conditions, including the requirement that SP2, our subsidiary which holds our interest in Bezeq, be controlled exclusively by the other parties to the Control Permit and that the parties to the Control Permit hold not less than 25% of any type of Means of Control of Bezeq and SP2.

In addition, the Control Permit requires an “Israeli Party,” as defined in the Communications Order. Fuhrer is that party according to the Control Permit. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors. If we, Searchlight, Fuhrer or any other party subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

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

In the event that the Control Permit is cancelled and an application to reissue another control permit is denied, our holdings in Bezeq will become unapproved holdings pursuant to the Communications Order and we will not be able to exercise any right derived from our shares in Bezeq and we will be obligated to sell them or they will be sold by Bezeq or be liquidated.

If we do not maintain the control of Bezeq (as defined pursuant the Investment Company Act of 1940), we may be deemed to be an “investment company” under the Investment Company Act, which could materially and adversely affect our business.

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

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of April 23, 2020, Searchlight held, approximately 60.2% of our outstanding share capital. Accordingly, subject to legal limitations, as long as Searchlight holds a significant interest in our company, it may have the ability to influence our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional Ordinary Shares or other equity securities, our repurchase or redemption of Ordinary Shares and our payment of dividends. Similarly, as long as Searchlight has a significant interest in our company, it will have the power to significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us. Because the interests of our major shareholders may differ from the interests of our other shareholders, actions taken by it with respect to us may not be favorable to our other shareholders. In addition, Fuhrer holds 11.4% of our outstanding share capital and Searchlight and Fuhrer have entered into a voting agreement for certain matters (e.g., election of directors).

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

Bezeq published its 2018 financial report on March 27, 2019. Part 5 of that report, entitled, “Report on Effectiveness of Internal Controls,” summarizes the process and results of an internal audit lead by Bezeq’s Board of Directors and senior management in their remediation efforts. Bezeq’s management concluded that that Bezeq’s internal control over financial reporting for the period ending December 31, 2018 was “effective,” given that the incidents that were identified, in the aggregate, as giving rise to a material weakness in 2017 were remediated during the reporting period. We therefore believe Bezeq’s deficiencies were remedied in the subsidiary level. Bezeq published its 2019 financial report on March 19, 2020. Part 5 of that report, entitled “Report on Effectiveness of Internal Controls,” again reached the conclusion that Bezeq’s internal control over financial reporting for the period ending December 31, 2019 was “effective”.

In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we were prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting. Therefore, Management concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2018. The standards applicable to our assessment of our internal controls are mores stringent than the standards applicable to Bezeq.

While we believe that our current internal controls are working appropriately, we remain unable to assess our internal controls for prior periods because of ongoing criminal proceedings against Bezeq and several of its directors and senior officers. Accordingly, the Company’s internal control over financial reporting remains ineffective as of December 31, 2019 because we cannot assess the impact, if any, of the criminal proceedings on our future financial statements.

We will maintain our own constant review of internal controls. We have in the past and may in the future identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to the Bezeq Group

The Bezeq Group operates in a heavily regulated industry, which can harm its results of operations. Regulation in Israel has materially adversely affected our results.

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

In March 2019, we were informed by Internet Gold that the SEC had issued a Formal Order of Private Investigation with respect to Internet Gold (no longer a controlling shareholder of our company). The Formal Order authorizes an investigation of possible violations of the Foreign Corrupt Practices Act with respect to the facts uncovered in the criminal investigations in Israel.

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

The Bezeq Group companies and certain of our former officers and directors have been named in shareholder class action lawsuits related to the recent criminal investigations in Israel, and may be named in further litigation, government investigations and proceedings, which could require significant additional management time and attention, result in significant additional legal expenses or result in government enforcement actions, any of which could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows.

The Bezeq Group companies and certain of our former officers and directors have been named in shareholder class action lawsuits relating to the recent criminal investigations in Israel, and may become subject to further litigation, government investigations or proceedings arising out of the restatement. The pending litigation and settlements have been, and any future litigation, investigation or other actions that may be filed or initiated against us or our current or former officers or directors may be, time consuming and expensive. We cannot predict what losses we may incur in these litigation matters, and contingencies related to our obligations under the federal and state securities laws, or in other legal proceedings or governmental investigations or proceedings related to the restatement.

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

The Bezeq Group companies have historically been parties to legal proceedings, including class actions, which could result in their being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in Bezeq’s financial statements for most of them. In addition, Bezeq’s insurance policies are limited to defined cover limits and to certain causes of action and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may result in significant judgments or settlements. In addition, since Bezeq provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve Bezeq as a party to such proceedings.

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

Bezeq provides services using various infrastructure systems that include exchanges; transmission, data communication and access networks; cables; computer systems and others. The Systems have critical importance in operating Bezeq’s business and fulfill a vital function in its ability to perform its activities successfully. Hacking, interference, damage or collapse of the systems may impair Bezeq’s business. Some of Bezeq's Systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault (including in the event of termination of a contract with a supplier who is relied on for support of the Systems), a natural disaster (earthquake, catastrophe, fire), damage to physical infrastructures by communications service providers using them or malicious damage (including through cyber-attacks as set out below), could cause extreme difficulties in providing service, including if Bezeq is unable to repair the systems.

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

The current novel strain of coronavirus (COVID-19) may adversely affect our operations and business.

In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and as of March 2020, has spread to over 150 countries, including Israel. The spread of this virus has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic.” Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus.

The Government of Israel initiated a total lockdown in some cities and travel between cities in the country was also heavily restricted. The lockdown or quarantine measures may result in material adverse effects to the operations of the Bezeq Group companies, including customer service, sales, installation of services, deployment, operation and maintenance of networks, if multiple employees and outsource personnel shall be prohibited from attending their positions.

We currently anticipate that the COVID-19 outbreak will have a negative effect on the operations of the Bezeq Group companies. The restrictions imposed as a result of the outbreak are likely to cause operating difficulties and have a negative impact on the Group’s ability to generate revenues due to the inability to market its products and services or its ability to provide on-site services. The spread of COVID-19 may also result in order cancellations, delinquencies and late payments, delays and delivery and installation suspensions. As a result, the Group’s business and operating results will likely be negatively affected. The extent to which COVID-19 impacts the Group’s business will depend on future developments, which are highly uncertain and cannot be predicted, including, reductions in consumer spending because of the financial impact of the pandemic.

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

The communications sector is characterized by frequent technological changes and the shortening of the economic life of new technologies. The trend has created a need to invest significant resources in technology upgrades, has caused the lowering of barriers to entry into the sector by new competitors, increased depreciation rates, and in certain cases, resulted in the redundancy of technologies and networks owned by Bezeq (the cost of investment in which may still be recorded on its balance sheets).

Impairment charges have affected our results of operations and may continue to affect our results of operations in the future.

Pursuant to the accounting standards, our company and Bezeq prepare valuations of our subsidiaries to periodically test for impairment of goodwill and of assets regarding which there are indications of impairment. Taking note of the business position of the subsidiaries and the discrepancy, if there is any, between the carrying amount in Bezeq’s accounts and their recoverable amount as a cash-generating unit, any decline in the value of the subsidiaries’ operations could lead to the recording of an impairment loss (write-off) in Bezeq’s books. Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the time that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the activity, where assumptions for the long term many have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

Bezeq and its subsidiaries have recorded significant impairment charges in recent years. Given the potential impact of the COVID-19 on the Bezeq Group’s businesses as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements of Bezeq and our company that we may not have previously recognized or disclosed, the occurrence of the outbreak has added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year. Such charges could have a material adverse effect on our results of operations in the period in which they are recorded.

Specific Risks Relating to Bezeq’s Fixed-Line Communications

Competition from other providers could adversely affect the Bezeq’s business, results of operations and financial condition.

The competition in the domestic fixed-line communications industry has recently intensified, both from other domestic carriers including HOT, Bezeq’s principal competitor in this segment, and secondarily from other cellular operators. Competition strengthened significantly upon implementation of the wholesale market by the principal communications groups in Israel and other communications operators (holders of special or unified licenses) who compete with Bezeq in selling end-to-end service packages based on Bezeq’s infrastructures at prices prescribed by the Ministry of Communications and not pursuant to commercial terms determined by negotiation. Bezeq may also face competition in the future from potential infrastructure owners. The increased competition has led to the churn of some of Bezeq’s customers and has caused Bezeq to lower its prices for certain services and to an increase in the cost of acquiring new customers and retaining existing ones. The entities competing with Bezeq at present or those that might compete with it in the future, benefit from greater business flexibility than Bezeq, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services. The ability of competitors to offer packages with tariff flexibility compared with the restrictions that prevent the Company from doing the same, harms the Company's ability to compete.

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

Specific Risks Relating to Pelephone

Competition from other providers has adversely affected Pelephone’ s business and results of operations.

Competition in the cellular telephony industry has intensified since 2012. This has led to lower prices and higher customer churn rates, which in turn has affected the results of Pelephone. Pelephone expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband internet infrastructure access, ISP and pay television services, or a “bundle”, for an aggregate price which is lower than the price of the individual products and services in the bundle. These competitive forces may create further downward pressure on prices, which may result in a decrease in Pelephone’s average revenue per user, or ARPU, and increase churn rates. Furthermore, the costs of establishing, maintaining and operating a mobile telephony network per subscriber is expected to be higher for Pelephone if it will not be allowed to operate under some form of network sharing model.

Currently, there are six operators with mobile telephony license in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom, HOT Mobile and XFone) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators). Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company. Cellcom and Golan Telecom operate under a network sharing agreement. Cellcom and XFone operate under a hosting and network sharing agreement.

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

Pelephone provides its services through various infrastructure systems, including switches, data communications and access transmission networks, cables, computer systems and physical infrastructures. Pelephone's business is highly dependent on these systems. Pelephone has partial backup systems, however in the event of damage to some or all of the systems, whether due to a large-scale technical malfunction, natural disaster (such as an earthquake, fire, etc.), or damage to physical infrastructures (such as the introduction of viruses and cyber-attacks as set out below), significant difficulties may arise in providing of services, including in the event that Pelephone is not able to restore the systems quickly.

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

Pelephone has experienced cyber-attacks and part of its defensive strategy includes testing of its effectiveness and readiness. Pelephone conducts various tests scenarios and attack exercises (including through external companies specializing in this area). Cyber attacks against companies, including Pelephone have increased in frequency, scope and potential harm in recent years. They may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker. The development and maintenance of systems to prevent such attacks is costly and requires ongoing monitoring and updating to address their increasing prevalence and sophistication. While, to date, Pelephone has not been subject to cyber attacks that, individually or in the aggregate, have been material to it's operations or financial condition, the preventive actions Pelephone takes to reduce the risks associated with cyber attacks, including protection of its systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

The inability of Pelephone to operate or use its networks and systems or those of its suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on Pelephone could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption and litigation from customers. Any occurrence could damage Pelephone’s reputation, adversely impact customer and investor confidence and result in a material adverse effect on Bezeq’s results of operation or financial condition.

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

There has been a substantial decrease in international travel due to the coronavirus, which has had an adverse effect on our roaming services (inbound and outbound) and if such decrease continues for a long duration, will result in a material adverse effect on our roaming revenues and results of operations.

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

A material part of DBS’s expenses and investments are linked to fluctuations in the exchange rate of the USD (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have an effect on DBS’s business results. In addition, the loans taken out by DBS are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results. An economic recession increase in unemployment rates and a decrease in disposable income may lead to a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results. In addition, an ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS’s business results.

Technological developments and improvements may negatively affect DBS and its operations. DBS made the decision to invest in OTT.

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

In March 2019, the boards of Bezeq and DBS approved an outline plan for DBS switching from satellite broadcasting to online transmission (OTT) in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS's average annual investment over the planned years is expected to be similar to the average annual investment in recent years. Based on this decision, DBS will routinely monitor market conditions, competition and the technological environment, and will periodically review the feasibility of the outline plan and the need, if any, to make adjustments in it, in the pace of its execution or in the manner of its implementation, considering the needs of its customers and DBS’s regulatory obligations.

DBS's board of directors' decision was made in light of the television content market trends, including the reduced entry barriers, entry of new players and the establishment of OTT transmission technologies, changes in the value chain and changes in consumption habits. Along with the differences between the old satellite transmission technology and the OTT transmission technology, the inherent advantages have required that DBS examine the need to establish OTT broadcasts. Taking into consideration, among other things, existing obligations regarding all matters relating to satellite technology, the decoder market, licensing under which DBS operates, the rights of available content and the development of faster internet speeds in the market.

As noted, the outline plan was approved for gradual and ongoing migration, and accordingly there is no certainty at this stage that the process or the migration will actually be implemented and that such migration will be carried out and completed. If the transition is carried out, it is expected to save DBS's expenses and for it to better adapt to changing market conditions.

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

Until such time as DBS switches from satellite broadcasting to online transmission (OTT) it will be dependent on Spacecom Communications Ltd., or Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS in providing satellite broadcasts. Spacecom is also responsible for operating the space segments. Any inability by Spacecom to provide DBS with the space segments necessary for its broadcasts would negatively impact DBS’s business and competitive position.

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

Damage to a broadcast center’s operations may significantly impair DBS’s ability to continue its satellite TV broadcasts. DBS operates broadcast centers in Kfar Saba and Re’em Junction in order reduce the risks involved if one of its centers sustains damage and improves the survivability of some of its broadcast capabilities. In the event of damage to one of the broadcast centers, DBS will be able to continue broadcasting only a portion of its channels from the other broadcasting center. This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity to broadcast certain of DBS’s key channels. Both of the broadcast centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcast centers. A significant malfunction in DBS’s central computer systems would also severely impact its operational capability. While DBS has a remote backup, site designed to be activated and provide partial computer services within a few hours in the event of malfunction, it will be extremely difficult for DBS to operate efficiently without the operation of the central computer systems. Damage to DBS’s logistics center could also lead to a disruption of its operations.

DBS’s technology is currently inferior to that of its principal competitor

DBS’s technology is inferior to that of HOT, its principal competitor. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, via its infrastructure; and therefore, DBS is dependent on third parties in order to provide such services. In March 2019, the Boards of Bezeq and DBS approved an outline plan for DBS switching from satellite broadcasting to OTT in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS's average annual investment over the planned years is expected to be similar to the average annual investment in recent years. There can be no assurance that DBS will succeed in offering a competitive technology or that it will be able to increase or maintain its current subscriber base.

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

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Changes in the economic condition and financial results of the Bezeq Group;

●	The amount of dividends declared by the Bezeq Group;

●	Continued articles in the press concerning the criminal investigations and indictments;

●	Changes in the ownership of the controlling interest in our company;

●	Global economic conditions;

●	Price movements in the market price of Bezeq’s ordinary shares;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	Regulatory changes that impact pricing of services and competition in Bezeq’s markets;

●	Changes in market valuations of other communications companies;

●	Announcements of technological innovations or new services by Bezeq or its competitors;

●	Announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Announcements by third parties of significant claims or proceedings against us or Bezeq;

●	Additions or departures of key personnel;

●	Future sales of our ordinary shares; and

●	Stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Market.

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “BCOM.” To continue to be listed on the NASDAQ Global Select Market, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days. On April 22, 2020, we were notified that we were not in compliance with NASDAQ’s requirement that listed securities maintain a minimum bid price of $1.00 per share. We have until December 28, 2020, to regain compliance by meeting the applicable standard for a minimum of ten consecutive business days. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

For U.S. federal income tax purposes, we would be classified as a passive foreign investment company, or PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income. Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, but there can be no assurance that we will not be classified as such in the future.

If we were classified as a PFIC for U.S. federal income tax purposes, complex rules would apply to U.S. investors owning our ordinary shares. Such U.S. investors could suffer adverse U.S. tax consequences. If eligible, a U.S. investor may avoid many of the negative consequences of the PFIC rules by making a “mark-to-market” election (as explained below). For more information please see “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation – Passive Foreign Investment Companies.” You are urged to consult your tax advisors regarding the application of the PFIC rules to you.

Our shareholders may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report or asserting U.S. securities law claims in Israel.

We are incorporated in Israel and most of our executive officers and directors named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

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

We are a public limited liability company under the Israeli Companies Law, 5739-1999 and operate under such law and associated legislation. Our principal executive offices are located at 144 Menachem Begin Road, Tel Aviv 6492102, Israel, and our telephone number is +972-3-6796121. Our website address is www.bcommunications.co.il. The information on our website is not incorporated by reference into this annual report on Form 20-F.

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

On December 2, 2019, we closed the transaction with Searchlight II BZQ LP (wholly-owned by Searchlight Capital Partners) and a company controlled by the Fuhrer family (TNR Investments Ltd.). In the transaction, control of our company and Bezeq was transferred to these entities, after the liquidation of Eurocom Communications Ltd, pursuant to which the holdings in its subsidiary Internet Gold were sold. New control permits were issued to Searchlight, Fuhrer and our Company. According to the permit, the parties must hold not less than 25% of any type of mean of control of Bezeq. Our current ownership percentage is 26.3%. Additional information on our control permit and its requirements is provided herein under the Regulatory section.

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

On January 28, 2020, Bezeq received a letter from the Ministry of Communications that it was not possible to approve the application at that time. The denial of the application was for reasons that Bezeq believes are mistaken including, because there is no reason to take interim decisions that might affect the issue of structural separation in the Group and change the existing range of incentives, while the obligation of structural separation applied to the Group is currently being examined by a special team at the Ministry of Communications. As part of its examination, a broad range of alternatives are being assessed - from cancellation of the obligation of separation to strengthening the separation. In addition, in the Ministry’s opinion, this is a material change in the Group’s operations and not a technical change of the corporate structure.

Bezeq’s Board of Directors also approved a request to the Tax Authority to obtain approval to transfer the activity of the subsidiaries to such partnerships as a tax-exempt transfer under the provisions of Section 103 of the Income Tax Ordinance and a request that the assessment arrangement dated September 15, 2016, concerning spreading the losses of DBS will also apply to the partnership to which the activity will be transferred.

Previous Investigations

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

On December 2, 2018, a spokesperson for the police and the ISA explained that the investigations were concerned primarily with the alleged suspicion of bribery, fraud and breach of trust committed by Prime Minister Benjamin Netanyahu and by Shaul Elovitch, the former controlling shareholder (through his ownership of Eurocom Communications), of our company and the Bezeq Group. The Israel Police and the ISA announced that they believed based on their investigation that there was sufficient evidence to substantiate the suspicions against the main parties under investigation, some of whom are former officers of Bezeq, as follows:

●	that Shaul Elovitch (formerly a controlling shareholder and chairman of Bezeq’s and our Board of Directors) committed bribery, obstruction of justice, reporting violations under the Securities Law and offenses under the Prohibition on Money Laundering Law.

●	that Or Elovitch (a former director of Bezeq, and also of our company) and Stella Handler (the former CEO Bezeq) committed corporate fraud and breach of trust, and reporting violations under the Securities Law.

●	that Amikam Shorer (a former officer of Bezeq) abetted bribery and committed corporate executive offenses, reporting violations under the Securities Law and offenses under the Prohibition on Money Laundering Law.

In February 2019, Israel’s attorney general recommended that the Prime Minister, be indicted subject to a hearing. He alleged that the Prime Minister committed bribery in allegedly intervening in regulatory and other business decisions that benefited Shaul Elovitch who allegedly ensured favorable media coverage in Walla! (Bezeq’s subsidiary) for the Prime Minister and his family. Both Mr. Elovitch and his wife, Ms. Iris Elovitch, were indicted in connection with the alleged bribery.

On January 28, 2020, charges were filed in the Jerusalem District Court against the former controlling shareholder of the company, Mr. Shaul Elovitch, in the Case dubbed “4000” (related to Bezeq’s subsidiary, Walla! Communications) on various offenses, including bribery and reporting offenses in an immediate report

Neither we nor Bezeq have complete information about the investigations described in this section, their content, the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation, both we and Bezeq must refrain from conducting any of its own investigations relating to matters that arose in the course of those criminal investigations.

In its annual report for 2017, Bezeq provided initial disclosure about a material weakness in the effectiveness of the internal control over financial reporting and disclosure. During this period and through December 31, 2018, Bezeq’s management and Board of Directors pursued various broad and extensive courses of action, with the assistance of external consultants with the purpose of strengthening Bezeq’s internal control. In the light of the actions carried out to remedy the material weaknesses in Bezeq and based on an assessment of effectiveness carried out by Bezeq’s management under the supervision of its Board of Directors, Bezeq's Board and management concluded that the internal controls over the financial reporting of Bezeq as of December 31, 2018 and December 31, 2019 were effective.

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

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group’s exposure to market and regulatory conditions. We believe that the Bezeq Group’s ability to maintain a leading position in the Israeli telecommunications market in the face of competitive and regulatory pressures reflects the underlying strength of its advanced nationwide network infrastructures, the strength of its brands and its extensive offering of high-quality content.

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

Pelephone's LTE network is deployed in most parts of the country, and Pelephone continues to deploy its network in accordance with a regulated plan.

Pelephone operates three technologies: MIMO4x4, Beam Forming and Quam 256, enabling improved performance and increased browsing speed on fourth generation websites.

In 2019, Pelephone launched its IMS based services: Voice over WiFi as an improved solution for indoor coverage, as well as Voice over LTE that enables vacating third-generation frequency resources for future LTE use. In addition, it enables Voice over LTE sequence service with Voice over WiFi. During the coming decade Pelephone will be required to continue establishing new broadcasting sites to comply with the terms of its mobile telephony license.

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

DBS also operates its yesGo service, which allows subscribers to view the channels included under the service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs). Other providers enable VOD viewing through the Internet, such as AppleTV and Netflix,

In July 2019, DBS began marketing detachable services bundles that contain its content services (satellite or Sting TV services), together with Bezeq International's ISP and landline home telephone services.

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

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019
	(NIS in millions except percentages)
Operating cash flow	3,525	3,512	2,924
Capital expenditure, net	1,432	1,492	1,142
Capital expenditure, net as a % of revenue	14.6%	16.0%	12.8%

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

Below is information regarding the results of each of the Bezeq Group’s main segments of operation in 2018 and 2019:

Bezeq Fixed Line (Bezeq’s operations as a domestic carrier)

	Q1 2018	Q2 2018		Q3 2018		Q4 2018	Q1 2019		Q2 2019		Q3 2019		Q4 2019	2018		2019
Revenues (NIS million)	1,063	1,064		1,043		1,026	1,043		1,020		1,025		985	4,196		4,073
Operating profit (NIS million)	473	387		451		(87)	531		875		440		296	1,224		2,142
Depreciation and amortization (NIS million)	204	211		218		217	207		204		225		225	850		861
Net profit (NIS million)	263	202		257		(155)	321		562		175		134	567		1,192
Cash flow from operating activities (NIS million)	516	507		583		600	471		416		484		476	2,206		1,847
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	205	313	*	233	*	225	210		333	*	145	*	193	976		881
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	7	(58	)**	8		270 **	39	**	340	**	14		14	227	**	407	**
Payments for leases	33	29		28		9	34		27		25		28	99		114
Number of active subscriber lines at the end of the period (in thousands) (1)	1,889	1,865		1,843		1,818	1,792		1,768		1,743		1,718	1,818		1,718
Average monthly revenue per line (NIS) (ARPL) (2)	53	52		51		51	50		49		49		48	52		49
Number of outgoing use minutes (million)	1,055	1,010		960		989	926		865		888		820	4,014		3,499
Number of incoming use minutes (million)	1,191	1,151		1,125		1,160	1,090		1,056		1,099		1,046	4,627		4,291
Total number of internet lines at the end of the period (thousands) (5)	1,653	1,662		1,663		1,656	1,635		1,613		1,589		1,575	1,656		1,575
The number of lines provided as wholesale internet lines at the end of the period (thousands) (5)	574	600		617		626	624		612		601		592	626		592
Average monthly revenue per internet subscriber (NIS) - retail (ARPU)	92	93		93		96	96		97		98		98	96		97
Average bundle speed per internet subscriber - retail (Mbps) (3)	53.5	55.4		57.4		59.1	61.5		64.0		66.2		67.8	59.1		67.8
Telephony churn rate (4)	3.0%	2.8%		2.7%		3.1%	3.0%		2.7%		3.0%		2.9%	11.6%		11.7%

(1)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (not including a subscriber who neglected to pay his debt to the Company on time in (roughly) the first three months of the collection process).

(2)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(3)	For bundles with a range of speeds, the maximum speed per bundle is considered.

(4)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(5)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

(*)	In Q2 2018 - including permit fee payments in the amount of NIS 112 million (75% of the requirement) for the sale of the Sakia property. In Q3 2018 - including payment of purchase tax in the amount of NIS 9 million. In Q2 2019 - including payment of a betterment levy in the amount of NIS 149 million on the sale of the Sakia property. In Q3 2019 - including an amount of NIS 75 million received in respect of the betterment levy.

(**)	In Q2 2018 - land appreciation tax paid on the sale of the Sakia property was recorded as a reduction of amounts received from the sale of property, plant and equipment in the amount of NIS 80 million; in Q4 2018 - including proceeds of the Sakia sale in the amount of NIS 155 million; in Q1 2019 - including proceeds of the Sakia sale in the amount of NIS 5 million, as well as a refund of land appreciation tax that was received in the amount of NIS 5 million. In Q2 2019 - including the proceeds of the Sakia sale in the amount of NIS 323 million.

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

Fixed-Line Telephony Services

Bezeq had approximately 1.72 million active fixed telephone lines as of December 31, 2019. Bezeq’s fixed-line telephony services include basic telephony service on domestic telephone lines and associated value-added services, such as voice mail, caller ID, call waiting, call forwarding and conference calls. Bezeq also offers its business customers national toll-free numbers which provide for full or partial payment for customer calls by the business customer.

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

Fixed-Line Broadband Internet Infrastructure Access Services

Bezeq provides broadband internet access infrastructure services using .xDSL technology. Internet service has become one of Bezeq's main occupations and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average speed of Bezeq's Internet subscribers at the end of 2019 was 67.8 Mbps compared with an average of 59.1 Mbps at the end of 2018. The minimum speed of the package provided for new customers is usually 15 Mbps.

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

Graph – Changes in bundle speeds of Bezeq's Internet subscribers in 2013-2019 (in Mbps at the end of each year) *:

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

The following table shows the distribution of Bezeq's revenues by main products and services in its segment of operation, 2017-2019 (in NIS millions):

	2017	2018	2019
Revenue from Internet infrastructure services	1,544	1,596	1,578
Percentage of total fixed-line revenues	36.38%	38.04%	38.74%
Revenue from fixed-line telephony	1,281	1,156	1,039
Percentage of total fixed-line revenues	30.18%	27.55%	25.50%
Revenue from transmission and data communication services	975	977	948
Percentage of total fixed-line revenues	22.97%	23.28%	23.27%
Revenue from cloud and digital services	230	260	274
Percentage of total fixed-line revenues	5.42%	6.20%	6.73%
Revenue from other services	214	207	234
Percentage of total fixed-line revenues	5.05%	4.93%	5.74%
Total revenues from the domestic fixed line communications	4,244	4,196	4,073

Bezeq is not dependent on a single customer, and there is no customer that accounts for 10% or more of Bezeq's total revenue. Bezeq’s revenues are divided into two main customer types: Private (50%) and business (50%): The distribution is by revenue, as shows in the following table (in NIS millions):

	2017	2018	2019
Revenue from private customers	2,232	2,101	2,029
Revenue from other business customers	2,012	2,095	2,044
Total revenue	4,244	4,196	4,073

Pelephone

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	2018	2019
Revenue from services (NIS million)	431	438	449	437	417	430	446	416	1,755	1,709
Revenue from the sale of terminal equipment (NIS million)	188	164	155	181	161	140	166	186	688	653
Total revenue (NIS million)	619	602	604	618	578	570	612	602	2,443	2,362
Operating profit (loss) (NIS million)	2	2	(2)	(4)	(10)	(8)	16	(97)	(2)	(99)
Depreciation and amortization (NIS million)	158	159	161	177	157	156	157	163	655	633
Net profit (loss) (NIS million)	9	7	6	2	2	2	18	(69)*	24	(47)*
Cash flow from operating activities (NIS million)	239	181	194	156	195	136	200	146	770	677
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million) (1)	69	90	69	78	63	82	72	75	306	292
Payments for leases	75	50	64	70	69	46	76	51	259	242
Number of postpaid subscribers at the end of the period (thousand) (2) (5)	1,760	1,800	1,817	1,831	1,842	1,866	1,895	1,911	1,831	1,911
Number of prepaid subscribers at the end of the period (thousand) (2) (5)	786	801	368	374	382	397	415	425	374	425
Number of subscribers at the end of the period (2)	2,546	2,601	2,185	2,205	2,224	2,263	2,310	2,336	2,205	2,336
Average monthly revenue per subscriber (NIS) (ARPU) (3)	57	57	68	66	63	64	65	60	62	63
Churn rate (4)	8.0%	7.3%	9.1%	9.0%	8.6%	7.5%	7.3%	7.3%	33.3%	30.7%

*	Include non-recurring expenses resulting from implementation of collective labor agreement of NIS 59 million.

(1)	Net of immaterial sales of PP&E.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). The subscriber list includes subscribers who use different services (e.g. data for car media systems), from which the average revenue is substantially lower than for other subscribers. On the change in the definition of subscribers from Q3 2018, see note (5) below.

(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see note (5) below.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see note (5) below.

(5)	From Q3 2018, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of Q3 2018, 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 in the ARPU index and an increase of 1.5% in the churn rate in Q3 2018.

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone.

Pelephone	As at and for the year ended December 31, 2019
(in millions, except percentages)
Revenues (in NIS)	2,362
Estimated market share (as of September 30, 2019)	21.2%
Total Subscribers	2.31
Churn rate	30.7%

Services provided by Pelephone:

Package services. Package services provided by Pelephone include:

●	Basic telephone services (voice) including basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages.

●	Browsing and data communications services – Internet browsing using 3G and 4G mobile devices.

●	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

●	IOT Services (Internet of Things) - Pelephone began to offer its customers advanced IOT solutions (such as smart building networks with command and control systems).

●	Roaming Services - Pelephone provides its customers with roaming coverage in more than 220 countries worldwide. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

●	Servicing and repair services – Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

●	Added value services - Pelephone offers its customers added value and supplementary services such as Pelephone cloud backup services, anti-virus and cyber security services, etc.

●	PTT (Push to Talk) services - Pelephone began offering its business customers the most advanced PTT services worldwide, enabling fast and secure organizational communications at the push of a button.

●	Pelephone provides part of these services under hosting agreements with other cellular operators that use Pelephone’s network, so that they can provide services to their customers.

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

The terminal equipment market is also fiercely competitive among the cellular operators and competing against the numerous stores that sell terminal equipment imported by parallel import. In 2019, the trend of manufacturers launching device models at lower prices compared to previous years continues which, together with the decrease in number of devices sold to end customers, has led to further decile in average revenue per device. To minimize damage to revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment.

Most terminal equipment and electronic products are sold with installments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

The cellular market growth rate is lower due to penetration rate saturation1. The penetration rate at September 30, 2019 was 120%.

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

The following table provides a breakdown of Pelephone’s revenues from products and services (NIS in millions) in the last three years:

Breakdown of Pelephone's revenues from products and services (in NIS millions):

Products and services	2017	2018	2019
Revenue from services	1,782	1,755	1,709
Percentage of Pelephone's total revenue	70%	71.8%	72.4%
Revenue from products (terminal equipment)	764	688	653
Percentage of Pelephone's total revenue	30%	28.2%	27.6%
Total revenue	2,546	2,443	2,362

[1]	Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

Breakdown of revenue from customers (in NIS million):

Products and services	2017	2018	2019
Revenue from private customers	1,541	1,415	1,334
Revenue from business customers (*)	1,005	1,028	1,028
Total revenue	2,546	2,443	2,362

(*)	Revenue from business customers include revenues from hosting agreements, most of which was from Rami Levy.

At the end of 2019, Pelephone had 2.3 million subscribers, consisting of 1.8 million postpaid subscribers and 0.4 million prepaid subscribers. Revenues from the prepaid subscribers are immaterial relative to Pelephone's total revenues. Following the update of the definition of an active subscriber, beginning the third quarter of 2018, 0.4 million prepaid subscribers were deleted from Pelephone's subscriber base.

Bezeq International

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	2018	2019
Revenues (NIS million)	352	336	333	370	341	339	329	330	1,391	1,339
Operating profit (NIS million)	33	29	30	19	33	17	(21)	(86)	111	(57)
Depreciation and amortization (NIS million)	43	45	46	60	46	46	47	51	194	190
Net profit (loss) (NIS million)	24	20	20	13	25	10	(18)	(67)	77	(50)*
Cash flow from operating activities (NIS million)	67	54	73	106	56	48	64	87	300	255
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million) (1)	31	44	26	25	33	34	40	21	126	128
Payments for leases	9	9	9	9	8	8	8	8	36	32
Churn rate (2)	6.0%	6.0%	5.8%	7.7%	6.6%	6.2%	7.1%	6.3%	25.5%	26.2%

*	Including non-recurring expenses resulting from implementation of collective labor agreement and impairment losses in a total amount of NIS 115 million.

(1)	Include long-term investments in assets.

(2)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

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

ISP Services

In the Internet services sector Bezeq International provides Internet service provider (ISP) services for private and business customers, including requisite terminal equipment and support over DSL based transmission, configuration and cable infrastructure. and access services to Bezeq’s Internet infrastructure (as part of the wholesale market); hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; Internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots. Bezeq International also markets packages that include DBS's Sting TV, an internet-based television services platform (together with internet access services). In 2019, Bezeq International expanded marketing of packages that include yes content services, in addition to Sting TV, together with ISP services and Bezeq International's home phone line, and DBS also began marketing Bezeq International's ISP services. The packages are subject to the detachability obligation Bezeq International provides these Internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable. Ownership of the sub-marine cable frees Bezeq International from dependence on infrastructure providers, and also allows it to offer its customers higher quality browsing.

Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service that allows dialing from Israel to other countries. Furthermore, Bezeq International provides domestic telephony services.

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

DBS

	Q1 2018	Q2 2018	Q3 2018	Q4 2018		Q1 2019	Q2 2019	Q3 2019	Q4 2019	2018		2019
Revenues (NIS million)	375	375	367	356		343	337	334	331	1,473		1,345
Operating profit (loss) (NIS million)	(1)	(17)	1	(1,139	)*	(45)	(24)	20	(6)	(1,156	)*	(55)
Depreciation, amortization and impairment (NIS million)	79	79	81	84		55	68	50	46	323		219
Net profit (loss) (NIS million)	1	(10)	(2)	(1,137	)*	(50)	(27)	15	(7)	(1,148	)*	(69)**
Cash flow from operating activities (NIS million)	86	60	34	46		53	22	37	31	226		143
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	62	75	79	81		64	73	69	32	297		238
Payments for leases	8	8	9	6		8	7	8	7	31		30
Number of subscribers (at the end of the period, in thousands) (1)	580	582	584	574		568	565	558	555	574		555
Average monthly revenue per subscriber (ARPU) (NIS) (2)	214	215	210	206		200	198	198	198	211		199
Churn rate (3)	6.1%	4.7%	5.1%	5.6%		5.6%	4.9%	5.5%	5.2%	21.5%		21.2%

(*)	See Note 9 to the 2019 Financial Statements concerning impairment of assets.

(**)	Including non-recurring expenses of NIS 45 million resulting from the implementation of the collective labor agreement in DBS.

(1)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. In Q4 2018, the standardization formula was updated as a result of which the number of subscribers fell by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in 2018 as a result of customers moving over to packages that are richer in content at a higher price.

(2)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the period.

(3)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period. The churn rate includes DBS subscribers who moved from satellite services to Sting TV and the reverse. DBS believes that the rate of movement is negligible and is not more than 1% of all DBS subscribers in the year.

Multi-Channel and online television transmissions (OTT), Pay Television (DBS)

DBS's goals are to maintain its market share and customer base, while maintaining its business and competitive position in the sector and continuing its streamlining measures.

To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers; improving the added value offers to customers; creating differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS's value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS's drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo and StingTV, in a way that will increase DBS revenues and subscriber loyalty to DBS's services.

In March 2019, the Boards of Bezeq and DBS approved an outline plan for DBS switching from satellite broadcasting to online transmission (OTT) in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS's average annual investment over the planned years is expected to be similar to the average annual investment in recent years. DBS intends to routinely monitor market conditions, competition and the technological environment, and will periodically review the feasibility of the outline plan and the need, if any, to make adjustments in it, in the pace of its execution or in the manner of its implementation, taking into account the needs of its customers and DBS’s regulatory obligations.

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

Most of the PVR decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other (HD Zapper or HDPVR) decoders in the subscriber's home. The majority of satellite subscribers use advanced decoders of various types (HD Zapper, HDPVR, PVR and PVR 4K decoders).

Pursuant to the provisions of the Communications Law, the terms of DBS's broadcasting license and the Council's decisions, its satellite broadcasts include a basic package or one of the core packages that every subscriber is required to purchase, as well as additional user selectable channels, either as packages or as individual channels.

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

Sting TV Services

In 2017 DBS launched its online television service under the name, StingTV, which includes linear TV channels and VOD content. The service is based on the Android TV operating system which allows content to be viewed via a streamer, smart TV and other terminal devices. The service is made up of a number of content packages, with each package containing linear channels and VOD content, and subscribers can join one or more of these packages, according to their choice.

As a rule, this service is relatively low priced compared with services provided under broadcasting licenses and does not include the full range of content offered to the Satellite Subscribers. The service is primarily digital (subscribing and customer service are via online interfaces), based on subscriber self-installation (if installation of a streamer is required).

DBS	As at and for the year ended December 31, 2019
(in millions, except percentages)
Revenues (in NIS)	1,345
Estimated market share[2]	32%
Subscribers (in thousands)	555
Churn rate	21.2%

[2]	Market share was calculated out of the foregoing total number of subscribers of DBS, HOT, Partner and Cellcom as specified below (and not out of the total number of viewers and subscribers in the market, due to lack of actual figures in this regard). The estimate of DBS's market share in 2019 and 2018 is based on the number of subscribers of DBS, Cellcom and Partner (based on their reports of the number of their subscribers at the end of the third quarter of 2019), and of HOT, where with regard to 2019 and 2018 HOT did not publish the number of its subscribers, and therefore the figures relating to HOT are estimated by DBS, taking into account past trends and existing figures for the other market participants). Nonetheless, there is no certainty that the figures assumed for HOT are accurate, and therefore it is possible that the actual market share may be different from those estimated.

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

Cellular Telephony (Pelephone)

Pelephone’s distribution network includes 400 points of sale at which it is possible to enroll for Pelephone’s services. The point of sale network is diverse and includes stores and stalls operated by Pelephone, retail chains that market Pelephone products and 24 customer service and sales centers deployed around the country that engage in sales, repair of devices and customer retention. In addition, Pelephone operates an internal and external telemarketing network. As a rule, these dealers are paid a commission on sales.

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

Bezeq is expanding the deployment of infrastructure, including optical fiber deployment since 2013 so that the fibers will be as near to the customer's premises as possible (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided based on new technologies using the copper cables on the customer's premises.

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

As at the end of 2019, the Company deployed optical fibers directly to 120,000 buildings and in certain areas to a point at the center of a group of buildings. All in all, the connection potential is up to 1.5 million households and businesses.

Call for public comments of Ministry of Communications with respect to the ultra-wide bandwidth infrastructure deployment policy in Israel

On December 18, 2018, the Ministry of Communications published a call for public comments with respect to the principles for deployment of ultra-wide bandwidth infrastructure in Israel setting out the basis for the policy under consideration at the Ministry which, according to it, is intended to supplement the existing system of incentives and create regulatory certainty for the communications companies in terms of regulation. In the call for public comments, the Ministry presented initial principles according to which it is considering formulating regulation aimed at providing a solution for the different issues. Subsequently, the Company held open discussions on the subject with the Ministry of Communications’ representatives, in which, and in the response that it submitted to the call for comments, the Company raised its position on the failures that it believes are inherent in the intentions published in the call for public comment.

Further to the above call for public comment, the Ministry announced the establishment of an interministerial team to review the policy for deployment of ultra-wide bandwidth fixed communication infrastructure in Israel that includes representatives from the Ministry of Communications, Ministry of Finance and the Competition Authority. On November 5, 2019, the Ministry of Communications published the interministerial team’s recommendations to the public’s comments:

A. The Company will be able to choose the statistical areas in which it will deploy and operate optical fiber networks to all households in those areas. Notice of the areas selected must be submitted to the Ministry of Communications by the specified date and this will be written into the regulations that will obligate the Company. Deployment in these areas must be completed within five years.

B. A fund will be set up to provide financial incentives for deployment of an optical fiber network to all households in all statistical area in which the Company announced that it will not deploy a fiber network (“the Incentive Areas” and “the Fund”, respectively). The Fund will allocate monies through tenders and winners will be determined on the basis of the lowest offers for deployment per household in the areas in which the optical fiber network is to be deployed.

C. The Fund will be financed by annual payments made by license holders under the Communications Law (including the Company) of 0.5% of their annual revenues.

D. To encourage the Company to undertake a wide deployment and limit the Incentive Areas, and to reduce the deployment costs in the Incentive Areas and create a high level of competition, the team recommended: To establish limitations on the Company’s deployment in the Incentive Areas; the Company will not be able to compete in the tenders for the allocation of monies from the Fund; the cost of use of the Company’s physical infrastructures in the Incentive Areas will be set using a different method of calculation than set out in the regulations for the wholesale market and as a result will be significantly lower; and winners of the tender will be obligated to provide BSA service to other license holders.

Notably, the team was also of the opinion that the examination should be continued regarding the deployment obligation of HOT as part of an additional expert opinion, in accordance with developments in the HOT network and to adjust the HOT deployment obligation, taking note of the advantages of its existing infrastructure and scope of the deployment of its passive network.

The team believes that implementation of the proposed regulations will, in the short term, lead to wide deployment of a fiber optic network, and within a reasonable time to a nationwide deployment of a fiber optic network.

The recommendation documents also indicate that in order to implement the recommendations, amendments to the regulations, secondary legislation and licenses will be necessary.

On December 15, 2019, Bezeq forwarded the comments to the team’s recommendations stipulating that in order to effectively promote deployment of the fiber network, several amendments to the proposed outline are required: The tariffs for use of Bezeq’s infrastructure (ducts and/or dark fiber) in the Incentive Areas; the regulation is unreasonable and contracts the principles of the law and economics; Bezeq must be allowed to participate in tenders in the Incentive Areas; amendment must be made regarding the Company’s rate of deployment and time constants for connection of customers.

Tariffs for service on the ultra-wide bandwidth fiber infrastructure

Tariffs for BSA service on Bezeq’s network - on July 24, 2019, Bezeq received hearing documents from the Ministry of Communications, regarding determining a maximum tariff for access to ultra-wide bandwidth managed on Bezeq’s fiber network. According to the Ministry, the hearing on this subject is part of the comprehensive fiber plan being formulated and includes a recommendation for setting a maximum tariff for BSA service over fiber. According to the hearing documents, the maximum tariff is temporary and will be applicable immediately upon provision of the service. This tariff will remain in force until a tariff is set by Bezeq in accordance with the regulatory guidelines to be adopted following publication of the fiber plan. It is clarified that the Company does not currently operate a fiber optic network that reaches the homes of private customers and it will only be possible to provide the BSA service once such a network has been established, if at all. Bezeq submitted its comments on the hearing on September 8, 2019, stating that corrections should be made to the factual assumptions used to calculate the service tariffs proposed by the Ministry, where the derived tariffs are much lower than they should be. Bezeq further stated that there is no logic or foundation to the determination that the installation prices are part of the service price and that a basic condition for providing the service is that infrastructure is already in place in the NEP section that the end customer or the service provider has the right to use, an issue which Bezeq claims is not regulated in this hearing. Bezeq also noted that instead of the temporary tariff, it should be determined that from the outset tariffs for wholesale service on optical fibers will be set by the Company based on generally accepted Economic Replicability Tests around the world.

Tariffs for the service of service providers - on August 4, 2019, Bezeq received hearing documents from the Ministry of Communications concerning a standard tariff for fiber-based Internet services (FTTP). According to the hearing documents, this is another layer in the regulations that will apply to the provision of fiber-based Internet services, whereby the Ministry is considering to determine that the provision of FTTP services by service providers (who do not have a deployment obligation) cannot discriminate against subscribers based on the type of infrastructure they are using, including if the infrastructure belongs to the service provider or to another infrastructure owner or other party. The Company submitted its comments on the hearing on September 8, 2019 and stated that it is extremely important that effective enforcement mechanisms should be in place, including significant sanctions for breach of the regulations, for effectively maintaining the proposed model, and that discrimination should be prohibited, whether regarding different tariffs or in kind.

Shared use of fiber optic infrastructure in existing residential buildings

On January 5, 2020, Bezeq received the hearing documents on joint use of fiber optic infrastructure in existing residential buildings. The hearing documents set out the principles under consideration to regulate vertical deployment of the fiber optic infrastructure in existing residential buildings (and further indicate that regulation of such deployment in new residential building is also being reviewed). According to the hearing document, the Ministry believes that provisions should be established to compel joint deployment of fiber optics infrastructure to be deployed in existing residential buildings in a FTTH configuration with appropriate compensation for the operator that deploys the infrastructure. According to the proposed arrangement in the hearing documents, domestic operators that intend to deploy fiber optic infrastructure in an existing residential building where there is no fiber infrastructure will be required to offer all other domestic operators joint use of fiber infrastructure that it deploys in the building in return for participation in the costs of setting up the infrastructure or another commercial agreement between them. The domestic operator that deploys the fiber optic infrastructure will be required to do so in a way that allows joint use thereof by at least one domestic operator, in addition to the operator/operators that have agreed with the joint operator on joint use of the fiber infrastructure before its deployment. The joint operator will own the infrastructure and will be responsible for ongoing maintenance and repair of faults throughout the life of the infrastructure. The Hearing Documents also indicate that the fiber infrastructure to be deployed from the communication cabinet on the floor to the subscriber’s apartment is, apparently, part of the “internal wiring”, as defined in the Communications Law, and accordingly, the subscriber will be permitted to purchase the internal wiring from the license holder according to the provisions of that section, and similarly in respect of payment for this segment, and the proposed arrangement will not apply to existing residential building in which fiber optic infrastructure was deployed prior to start of the arrangement. On January 30, 2020, Bezeq filed its comments to the hearing that it agrees with the starting point regarding the great importance of regulating vertical deployment to promote deployment of a fiber network and provide ultra-wide bandwidth services in Israel, and there is therefore no rationale or justification to exempting fiber optic infrastructures deployed in building until now from the joint principle. Additionally, the existing deployment covers a substantial percentage of apartments in the relevant buildings for joint use.

Bezeq’s IT

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

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. Pelephone’s cellular telephony license is valid until September 8, 2022. During the years ended December 31, 2019, 2018 and 2017, Pelephone had net capital expenditures of NIS 292 million (approximately $84 million), NIS 306 million and NIS 309 million, respectively, for its network infrastructure.

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

Frequency usage rights

There is a shortage of frequencies for public use in Israel (among other things, because of the designation of numerous frequencies for security uses). As a result, the government limits the number of licenses granted for using frequencies. A tender is expected to be conducted in 2020 for allocation of additional frequencies to the cellular operators.

Under its mobile telephony license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz and 2100 MHz spectrums for operating its UMTS/HSPA network, and in the 1800 MHz spectrum for operating its LTE technology network. During the course of 2017, Pelephone returned two 1 mega bandwidth frequencies in the 850 Mhz spectrum to the national pool of frequencies and towards the end of April 2017 it received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation has use restrictions and is for a limited period. On December 30, 2019, the Ministry of Communications reallocated the temporary allocation of this band until December 31, 2020 under terms and restrictions, to allow Pelephone to prepare for the expected changes involved in switching frequencies in the first giga spectrum.

Switching frequencies in the first giga spectrum

In July 2018, the Ministry of Communications informed Pelephone that it plans to adapt the cellular frequencies in Israel to European standards and to the region in which the State of Israel is located, so that Pelephone and another cellular operator will be required to switch the frequencies alloted to them in the 850 MHz spectrum to others in the first giga spectrum. On February 5, 2020 the Ministry of Communications informed Pelephone of its intention to execute the plan to switch the 850 MHz frequencies that Pelephone uses, in light of the electromagnetic interference caused to neighboring countries due to the failure to adjust the allocation of cellular frequencies in Israel to the frequency commissioning based on European standards and the region in which the State of Israel is located. According to the plan, Pelephone will receive 800 MHz frequencies in place of the 850 MHz frequencies, while in the first stage and to deal with the foregoing interferences, the number of 850 MHz frequencies used by Pelephone will be reduced to 5 MHz (instead of the current 10 MHz), as of May 31, 2020. Pelephone submitted, at the request of the Ministry of Communications, its position on a number of issues, and on March 17, 2020, the Ministry announced its final decision regarding implementation of the outline according to its notice dated February 5, 2020.

The foregoing decrease in the number of 850 Mhz frequencies may adversely affect the services provided by Pelephone. It is noted that the frequency serves the Company’s 3G services, however impairing these services may also affect the 4G services in certain areas due to possible network overload and roaming on 4G networks. It is emphasized that Pelephone is unable, at this stage, to estimate the scope of the damage. Pelephone is reviewing the matter and adopting measures to minimize the damage, if any.

Switching frequencies is a complex engineering project that requires replacement and upgrading of the active/passive infrastructures at all of Pelephone’s radio sites and is liable to incur substantial costs that could vary depending on the process and timing to be determined by the Ministry of Communications.

Pelephone's foregoing estimates are forward-looking information, as defined in the Securities Law. These assessments may not materialize, may materialize partially or substantially differently from that expected, depending on, among other things, how the plan will be implemented in practice and on the condition of Pelephone's network.

Tender for mobile radio telephony services over advanced bandwidths (the “Tender”)

On July 15, 2019, the Ministry of Communications published a tender for the allocation of additional frequencies including frequencies for 5G. The highlights of the Tender are, inter alia, as follows:

Proposed frequencies in each frequency range are:

●	700 MHz - Bandwidth 30x2 MHz

●	2,600 MHz - Bandwidth 60x2 MHz

●	3,500-3,800 MHz - Bandwidth 300 MHz

Operators of existing networks may compete in the Tender.

In addition, new players may compete for 100 mega (out of 300) in the 3,500 MHz range, on condition they comply with qualifying conditions. Winners among the new players will be granted special licenses for providing specific 5G services; however, they will not be entitled to provide earlier generation cellular services and will be 5G operators only.

The Tender will allow bidders to compete simultaneously for all the frequency ranges and to offer combined bids.

The Tender includes, among other things, provisions concerning network coverage and quality requirements that will be formalized as part of an amendment to the mobile licenses of the existing operators.

The Tender includes options for receiving the following incentives:

●	Option of a discount on the frequency fees in the first four years, subject to the approval of the Ministry of Communications and Ministries of Finance.

●	Option of receiving a performance grant for the deployment of 5G sites pursuant to the conditions provided in the Tender (such as compliance with scope of deployment, time schedules, duration and timing of the deployment compared with others and additional conditions set out in the Tender).

Based on the terms of the Tender, the date of payment for the frequencies was set in February 2022. Bidding in the Tender is expected to take place during the first half of 2020. Pelephone intends submitting a bid in the Tender. At this stage, Pelephone is unable to estimate the effects and outcome of the Tender.

Trademarks

Pelephone has a number of registered trademarks. Its primary trademark is "Pelephone".

Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone's IT department. Many of these licenses are limited in time and are periodically renewed. The primary systems used by Pelephone are Oracle Applications’ ERP system and Amdocs’s customer management and billing system. Pelephone is also upgrading its CRM system (customer management) on the state-of-theart Salesforce cloud platform.

Infrastructure sharing agreements and providing right of use of networks

As previously indicated, infrastructure sharing allows consolidation of the cellular operators' sites and substantially reduces the operating and maintenance costs of the radio sites of each operator. Pelephone is not party to a network sharing agreement, therefore it does not benefit from the savings of a shared radio network, but on the other hand it has exclusive control of its cellular network, maintenance of its technological channel and the scope of its investments. Furthermore, the inventory of frequencies in Pelephone’s network is smaller than that of the competitors' networks.

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

Bezeq International	As at and for the year ended December 31, 2019
(in millions, except percentages)
Revenues (in NIS)	1,339
ISP
Estimated market share	30%
Churn rate	26.2
ILD
Estimated market share	27%

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

Breakdown of Bezeq International’s revenue (in NIS millions):

	2017	2018	2019
Internet services	670	659	632
% of total revenues	43.56%	47.35%	47.23%
Voice services and communications (PBX, ICT, Data) for business	867	732	707
% of total revenues	56.44%	52.65%	52.77%
Total revenues	1,537	1,391	1,339

Bezeq International is not dependent on any single customer and it does not have one customer that provides 10% or more of its total revenues.

Breakdown of revenue from private and business customers (in NIS million):

	2017	2018	2019
Revenue from private customers	488	468	441
Revenue from business customers	1,049	923	898
Total revenue	1,537	1,391	1,339

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

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2017		2018		2019
Revenue from broadcasts and multi-channel television services to subscribers	1,629		1,431		1,316
Percentage of revenue	99	%*	97	%*	98	%*

*	The revenues balance is mainly due to payments from channels for broadcasting by DBS.

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

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market joint service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers a comprehensive solution that does away with the need to subscribe to several different providers, and to offer more attractive tariffs than purchasing each service separately (in some cases with "cross-subsidization" among the bundle components). These trends were reinforced with implementation of a wholesale BSA service, allowing operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers.

Providing customers with comprehensive services that meet their different needs is becoming easier due to technological convergence, regulatory changes and regulation through a single general license granted to different communications operators, enabling communications services that required separate licenses in the past to be provided under the same license.

Stricter restrictions apply to Bezeq Group in marketing service bundles than to the other Groups, as set out below.

On January 29, 2020, Partner reported that it had received an offer from HOT and its controlling shareholder to acquire 100% of its issued share capital. Later, Partner announced that its Board of Directors resolved to review all of its business options. On March 31, 2020, HOT retracted its proposal. On February 16, 2020, Electra Consumer Products Ltd. (“Electra”) reported that it is negotiating with Cellcom for Cellcom to acquire Electra’s holdings in Golan Telecom. On the same day, Pelephone submitted a conditional bid to acquire full ownership and control of Golan Telecom. On February 18, 2020, Electra report that it has signed a binding memorandum of understanding with Cellcom, Golan Telecom and the Board of Directors and CEO of Golan Telecom for the sale of all Golan Telecom shares to Cellcom, subject to compliance with the preconditions that include mainly obtaining approval from Competition Commissioner and Ministry of Communications and the absence of any material adverse change.

Structural changes and mergers between competing communications groups and companies may have material implications on the structure and competition of the communications market and on the Group’s activity. At this time, Bezeq is unable to assess these effects, considering, inter alia, that the negotiations to obtain the approvals for the mergers between these competitors are in the initial stages.

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

Telephony

Bezeq estimates that at the end of 2019, its market share in the fixed-line telephony market was approximately 53% of the private sector and 71% of the business sector, an increase of 1% in the private market and maintaining its market share in the business market, compared with 2018.

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

In 2019, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies.

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

Internet infrastructure segment

Bezeq estimates that at the end of 2019 its market share in the Internet infrastructure market was approximately 63% (compared with 69% at the end of 2018). The competition in this field is also active.

Competition from HOT Group – HOT's Internet infrastructure is deployed nationwide, through which a range of communication services and interactive applications can be provided. The HOT network is currently the main alternative to competition with Bezeq’s infrastructure in the private sector. HOT was compelled to provide wholesale services, including BSA services, and to the best of Bezeq's knowledge, it has started selling wholesale BSA services on its network since mid 2018. In 2019, HOT started to market a 500 Mbs high-speed Internet service.

To the best of Bezeq’s knowledge, after several delays and relief granted to HOT over the years for implementation of the universal service obligation imposed on it, on July 28, 2019, the Minister of Communications adopted the recommendations of the advisory committee and approved the provision of services by HOT in areas without infrastructure based on a technology neutral format, i.e. without being under obligation to deploy physical infrastructure, but it will be permitted to make immediate use of any cellular network to provide its services at download speeds of 12/30 Mbps. The adopted recommendations also prescribed milestones for upgrading the network for the alternative cellular network, minimum service quality and reporting obligations.

Competition from ISPs and communications groups - operating the wholesale market enables ISPs and related companies (holders of a single license) to offer customers service bundles that also include Internet infrastructure based on Bezeq's infrastructures and services (in exchange for controlled tariffs to be paid by the communications providers to Bezeq). Moreover, if and insofar as the mechanism for preventing a 'margin squeeze' is implemented, similar to the one described in the Ministry of Communications hearing, Bezeq's ability to market promotional offers of its retail services will also suffer, in terms of both time to market (TTM) and prices at which the services are offered.

Competition from the Partner and Cellcom communications groups - based on an independent fiber network that enables providing an ultra-high speed Internet service - Partner and Cellcom provide an increasing volume of Internet services at ultra-wide bandwidth speeds on an independent fiber network, while also using Bezeq’s passive infrastructure in the wholesale market. According to media reports, these groups have reached such deployment (as opposed to connection) of 840,000 households (as at the end of the third quarter of 2019, including IBC in Cellcom data). Bezeq has not yet started providing ultra-wide bandwidth services, including due to the effect of regulation in this regard, which has not yet been established, on the economic feasibility in providing the service.

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

.

The fact that Bezeq’s is restricted in marketing DBS television services (including over the Internet) in view of the structural separation restriction imposed on it puts it at a material competitive disadvantage.

Transmission and data communications

In addition to Bezeq, other companies operating in this segment are Cellcom, Partner and various internet companies. To the best of Bezeq's knowledge, Cellcom has deployed and set up a transmission network which it uses for its own needs and to compete with Bezeq's services in the transmission and data communications market. Partner also operates in the transmission and data-communication service segment combined with telephony and Internet to business customers.

Cellcom and Partner use Bezeq’s physical infrastructures as part of the wholesale service to compete with Bezeq in this segment and/or for self-consumption. Also operating in the segment are the infrastructure owners IBC (at the reporting date, in a negligible volume) and HOT (deployed nationwide). These infrastructure owners are permitted to use Bezeq’s physical infrastructure.

Competition from IBC and other competing infrastructure

IBC, whose universal deployment obligation according to long-term milestones set out in its license (enabling provision of services to license holders) was reduced, is setting up fiber infrastructure to provide Internet over the grid (and has started operating commercially in a limited number of cities). According to media reports, as at the publication date of this report, the number of customers enlisted by IBC is negligible.

According to the Ministry of Communications’ decision dated August 8, 2018, IBC’s deployment obligation was reduced to gradually reach at least 40% of households in Israel within 10 years, and only after the Cherry Picking period (which will last three and a half years) will the new license holder be required to provide accessibility for at least one household in the periphery for every household provided with access in the center of the country.

On January 13, 2020, a hearing document dealing with granting IBC the option of providing a reverse bundle service private end customers and other services to large business customers was published (“the Hearing Document”). According to the Hearing Document, the Ministry is considering to approve IBC’s requests as follows: (1) To permit it to operate on cooperation with access providers whereby IBC and the access provider sign an agreement together with the end customer for the access provider to provide Internet access services and IBC Internet infrastructure services and IBC to provide associated services (“Reverse Bundle Services”) to the end customer, and (2) to allow IBC to sell its services to companies in the business sector and to serve as an ISP providing services in the business market, under its special license. According to the Hearing Document, the applications will be approved with conditions (including approval to market Reverse Bundle Services for a limited period of five years or a volume of 400,000 end subscribers, whichever is earlier, equal marketing to access providers and end subscribers, and maintaining the structural separation obligation and prohibition on preference), in a manner that translates into increased competition in the fixed-line infrastructure market, while reducing the differences compared to the regulation applicable to its competitor IBC. The Hearing Document also indicates that since the government’s decision stipulates that IBC will engage with license holders only and not directly with private consumers (other than large business customers with the Minister of Communications’ approval), and if the hearing recommendations are formulated into a final decision, it will be necessary to amend government’s decision in this regard and appropriate amendments in the IBC license will also be required. On February 3, 2020, Bezeq submitted its comments focusing on (1) the material difference between the purpose behind establishment of the IBC venture and the current cumulative situation. Bezeq believes that in this situation, it will not be possible to continue to operate by provision of further relief to IBC. (2) the fact that the transaction for the sale of Cellcom’s fiber network to IBC and IBC allegedly being based on the same network as the main platform for it to comply with the terms of its license and to provide Internet services to end customers apparently change the rules of the game. Bezeq believes that since at present the details of the transaction and its implications have not been fully disclosed to it and do not mention the Hearing Document at all, a hearing cannot be held without receiving full and complete information in this regard. Accordingly, Bezeq applied to receive complete information and the Ministry’s comments to the new circumstances that have been created. It was further clarified that in this situation, and before receiving the required details and clarification, any move that offers changes and benefits to IBC is invalid, lacks transparency and is not adopted or implied on the basis of complete information.

To the best of the Company’s knowledge, the acquisition of control of IBC by Cellcom and another investor (Israel Infrastructures Fund) was concluded on July 31, 2019, under which Cellcom sold its fiber optic infrastructure to IBC.

Hearing on licensing for new operators to provide Internet access infrastructure services

In March 2020, the Ministry of Communications published a “hearing document for licensing for new operators seeking to provide a broadband Internet access infrastructure service” according to which, in view of the fact that the procedure to obtain a general license to provide Internet access infrastructure services is complicated, as part of the Ministry of Communication’s policy to encourage the introduction of new communication technologies, and to promote competition and entry of new competitors in the communications market, and against the backdrop of actions taken by the Ministry to encourage deployment of broadband Internet infrastructure, the Ministry believes that it is fitting to lower the entry barriers and the official threshold requirements for new operators wishing to provide the service. Accordingly, the hearing document proposes a regulation hierarchy, so that anyone wishing to provide the service will be able to do so in the first stage in the format of a special license and will not require a general license. Bezeq is studying the hearing documents, but at the same time, it believes that under specific circumstances, the principles of the hearing may lead to possible impairment of Bezeq’s business in scopes that it is unable to estimate at this stage. On March 12, 2020, Bezeq sent a letter to the Ministry of Communications clarifying that it is not a standard hearing, but a fundamental and material change of policy in the communications sector, and that from past experience, such changes are made by means of a comprehensive and exhaustive analysis, and usually after the work of a public committee. Bezeq requested receiving a draft of the special license, which, according to the hearing documents, the Ministry was supposed to publish, but failed to do so. Bezeq requested adjusting the original schedule for a response and to schedule it for at least 60 days after the date of publication of the draft of the special license.

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

Wholesale market

At the beginning of 2015, Bezeq started providing a wholesale BSA service to service providers, whereas as at the end of 2019, the number of wholesale internet lines on Bezeq’s network was 592,000, which constitutes 38% of all Bezeq subscribers. In this regard, it is noted that these lines also include lines that were not on Bezeq’s network in the beginning (new or from a competitor's network). There are only few subscribers to the wholesale telephony services.

Fixed-line telephony

In recent years this segment has been characterized by a decline in demand, which is reflected in the decrease in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. Bezeq believes that this trend is due mainly to the rise in the scope of use of cellular phones in view of the comprehensive call-minute deals the cellular companies market extensively in recent years and the decrease in prices in the segment (Bezeq estimates that 85% of all calls originate in the cellular network), and from an increase in VoIP calls (see Section 2.1.4). In 2019, the number of Company lines declined by 6%. Likewise, the number of call minutes (incoming and outgoing) on Bezeq’s fixed telephone lines declined by 11% compared with 2018. The average monthly revenue per phone line decreased by 5%.

Graph - Rate of households without a fixed-line home telephone line

Internet Access-Infrastructure and ISP Services

In the Internet segment, a growth has been recorded in recent years in terms of number of subscribers. Moreover, the Internet segment is characterized by a rise in broadband speeds and the adoption of advanced services and value-added applications. Bezeq believes that in 2019, there was a 3% increase in the number of fixed-line Internet subscribers in Israel compared to 2018. In 2019, the number of Internet subscribers (retail and wholesale) of Bezeq decreased by 5% compared to 2018. In 2019, there was an increase in the number of fixed-line Internet subscribers using the fiber optic infrastructure of the Subsidiaries. These companies do not publish the number of subscribers connected and Bezeq does not have information regarding this figure. In addition, in 2019, the number of wholesale market subscribers on the cable infrastructure of HOT increased. HOT does not publish the number of subscribers and Bezeq does not have information regarding this number. Average monthly revenue per internet subscriber (retail) rose by 4% compared with 2018.

Graph - Breakdown of Internet lines on Bezeq infrastructure (quarterly, in thousands):

Bezeq deals with competition in domestic fixed-line telecommunication services in several ways:

○	Bezeq launches new communications services, value added applications (such as smart home, smart facilities, integration services, etc.), bundles of products and services, and joint bundles to broaden the scope of use of subscriber lines, respond to customer needs and strengthen its technological innovation image. Bezeq invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers.

○	Bezeq is working on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service. NGN enables customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications.

○	Bezeq works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

○	Bezeq has simplified its tariff structure and offers its customers alternative payment packages, tracks and campaigns.

○	Bezeq offers consumption adapted packages and tracks to promote subscription to the telephony service.

○	Bezeq is acting to reduce its operating expenses and is focusing on investing in growth activities as a means of decreasing maintenance expenses. Nevertheless, Bezeq’s ability to adjust its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to salaries and salary incidentals, as well as operating costs such as infrastructure maintenance and building leasing and maintenance)..

○	In April 2018, Bezeq launched its new router - Be. This is an advanced router with an innovative design and cutting-edge capabilities including, among others, smart Wi-Fi which provides quality, continuous browsing on home Internet, cyber protection and preparation for a smart home. The router and services are managed by a dedicated application. At the end of 2019, the number of Bezeq customers using the Be router was 321,000 (approximately 33% of the Bezeq’s retail Internet customers).

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

ISP Market

The market is saturated with competitors, the major competitors are Bezeq International, Cellcom, Partner and Hot Net. Bezeq International estimates that its share of the ISP market at September 30, 2019 was 30%. Competition in 2019 was reflected by price erosion. Developments in this market in 2019 include:

●	Continuation of the service bundle sales trend, particularly in view of the wholesale sales model operations (provider + infrastructure) in 2019.

●	Increasing the competitors' foothold in the fiber optic infrastructure sector and their ability to provide high-speed internet services.

●	Increasing competition among ISPs of reverse bundle packages.

●	Increase in Triple bundle sales trend that include, IP and infrastructure services, in addition to television services, in an inseparable service package.

Cellular Telephony Services Market

The cellular communications market in Israel is extremely competitive, which is reflected in the high subscriber churn between operators, substantial erosion of rates and profit margins.

Pelephone's strategic goals are to continue the growth of its customer base while promoting and marketing integrated communication packages and synergies with the Group's companies, further development of network innovations and technologies, and providing excellent service. Further streamlining and improvement of the cost structure.

In 2020, a number of factors are expected to affect Pelephone’s activities, the main ones being: 1) Continuing competition and increasing value to the customer: Pelephone expects that in 2020, the subscriber churn between the companies will continue, and that the competition will focus on increasing value and browsing volume in the packages offered to the customer. 2) Cellular network and product innovations: In 2020, Pelephone expects to continue promoting a few services and products that will allow it to increase its revenues and image advantage against the competitors, such as: Cyber, IOT, Big Data, and PTT services and to continue focusing on large-scale launches of devices. 3) Increase in Pelephone subscribers' consumption of services: Pelephone expects that as a result of the increase in browsing volume offered in its packages, the upward trend of online data communications consumption will continue. 4) Digital transformation: In 2020, Pelephone is expected to continue to develop and expand its online service and sales channels. 5) Frequencies Tender: A tender will be held in 2020 to allocate additional frequency ranges to the cellular operators and Pelephone is expected to deploy network equipment that support the allocated frequencies, if it wins an allocation under the tender. 6) Synergies with the Bezeq Group’s subsidiaries: In 2019, Pelephone began to implement synergetic processes with the Bezeq Group's subsidiaries. These processes are expected to continue in 2020.

Cellular network and product innovations

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

The cellular telecommunications market is dynamic with frequent technological developments in all areas of operation (handsets, telecommunications network technologies and value-added services). These developments impact the segment of operation on a number of levels.

Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. As of 2019, Pelephone’s LTE network is deployed in most parts of the country, and Pelephone continues to deploy its network in accordance with a regulated plan. Expanding capacities and speeds with LTE technologies and development of the next cellular generations depends on the allocation of frequencies.

Pelephone operates three technologies: MIMO4x4, Beam Forming and Quam 256, enabling improved performance and increased browsing speed on fourth generation websites. In 2017, Pelephone began integrating Carrier Aggregation technology (frequency aggregation - that enables optimal utilization of the frequency spectrum and increases browsing speed) at some of its sites.

In 2019, Pelephone launched its IMS based services: Voice over WiFi as an improved solution for indoor coverage, as well as Voice over LTE that enables vacating third-generation frequency resources for future LTE use. In addition, it enables Voice over LTE sequence service with Voice over WiFi.

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

Below is a breakdown of the number of subscribers of Pelephone and of its competitors in 2019 and 2018 (in thousands of subscribers, approximate).

		Pelephone	Cellcom	Partner	HOT Mobile(2)	Golan Telecom	MVNO and other operators(1)	Total subscribers in market
As of December 31, 2018	No. of subscribers	2,205	2,851	2,646	1,579	906	476	10,663
	Market share	20.7%	26.7%	24.8%	14.8%	8.5%	4.5%
As of September 30, 2019	No. of subscribers	2,310	2,767	2,651	1,629	923	639	10,919
	Market share	21.2%	25.3%	24.3%	14.9%	8.5%	5.8%

(1)	Most of the MVNOs and other operators (including XFone) are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	Hot Mobile’s subscriber data for the third quarter of 2019 are based on an estimate.

(3)	The number of subscribers as of September 30, 2019 and December 31, 2018, are based on public reports issued by Cellcom, Partner, HOT Mobile and Golan Telecom (in Electra’s financial reports).

In recent years, the Ministry of Communications has adopted several regulatory measures aimed at increasing competition in the cellular communications market. The proliferation of cellular operators in the market led to extreme competition, which continued, and even intensified due to the entry of another operator (XFone) in 2018. This ongoing trend led to high subscriber churn between operators and to a decline in prices of cellular service packages, resulting in significant erosion of rates and profit margins, on the private customer market as well as the business customer market.

To compensate for the erosion of package prices, Pelephone adopted a growth strategy along with streamlining measures and adjusted cost structure.

ILD Market

As of the end of 2019, there are more than ten participants in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile). Bezeq International estimates that its market share for outgoing international calls at December 31, 2019 is 27%, an increase compared with its market share of 23.3% at December 31, 2018.

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2019, there was a significant erosion in the international call market.

In 2019 the internet access market recorded negative subscriber recruitment rates, primarily due to the entry of online television operators (OTT) that market “triple” packages containing internet provider and infrastructure services, in addition to television services. Furthermore, many subscribers switched from retail market packages to wholesale market packages. At the same time, as a result of the increase in traffic and bandwidth demand due to a change in the subscriber usage mix (primarily real time viewing and listening), Bezeq International is required to increase its operating capacity and international capacity for which it purchases usage rights.

Communication solutions for the business sector

In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2019, Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

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

The following is a breakdown of DBS’s subscriber numbers and market shares, to the best of its knowledge, as at December 31, 2017, 2018 and 2019:

2017		2018		2019
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
587	37%	574	34%	555	32%

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

Online OTT multichannel television providers - Cellcom (has been operating for a few years) and others that started operating in 2018 include, Pelephone, Triple C Cloud Computing Ltd., STINGTV (offered by DBS), Next (offered by HOT, in collaboration, via Rami Levy Marketing. These services combine VOD content and linear channel viewing (including the DTT content that is transmitted via the system or online) and can be viewed via a special decoder or via an apps downloaded on a range of terminal devices.

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

Under the Broadcast Distribution Law, a broadcaster whose broadcasts are part of the “open broadcasts” (ie, television channels transmitted via the digital stations), will provide each content provider consent to the transmit its broadcasts via the Internet free of charge, however, without derogating copyrights and production rights pursuant to the law and subject to certain conditions set out in the law, including obtaining a license from the copyright holders and performers (including through the broadcasting entity). With regard to the commercial channels, the applicability of the foregoing arrangement was deferred for five years (until January 2022), during which special arrangements will apply, including granting a license to any registered content provider that applies for one, at the best price and under the best terms granted by the commercial channel to other content providers under another broadcasting license that is valid when the license is granted, and all as set out in the interim provisions of the Law.

HOT, Partner and Cellcom offer their services together with the other media services they provide, including as part of non-detachable bundles (such as the Triple bundles providing landline and mobile telephony and TV services).

Competition in the sector increased significantly in 2019, mainly due to the entry and establishment of local and international online television service providers, which operate at relatively low prices. These providers that operate via the internet, without requiring designated infrastructures, and also without regulatory supervision, have an adverse impact on DBS’s competitive position. DBS believes that this intensification of the competition could have a significant adverse effect on its operations and results. In 2019, Cellcom and Partner, as well as Netflix’s operations in Israel, became further established in the television sector.

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

The total market share of the broadcasting licensees, DBS and HOT, is being eroded and DBS’s share is estimated to be 49% of households in Israel. Cellcom’s market penetration rate is estimated to be 9.5% and Partner’s market penetration rate is estimated to be 7% of the total households in Israel. DBS does not have information regarding the number of subscribers to the international companies operating in the market or the number of DTT viewers, and DBS believes that most of them are, in addition, also subscribers of the local TV providers operating in the market. DBS estimates that the increasing of the total market share of these players has been slowed down due to the fact that a large part of the remaining households are not potential audiences

Regulatory

The Israeli Communications Law and the Communications Order provide that acquiring Bezeq requires a control permit from the Ministers. As part of our acquisition of Bezeq, we, Searchlight, Fuhrer, SP2, SP1, applied for authorization for a control permit of Bezeq, pursuant to the Israeli Communications Law and Communications Order. On November 11, 2019, the Control Permit was granted. According to the Communications Order, we are not allowed to transfer our control permit or any Means of Control which will result in a decrease of our minimum holding requirement in Bezeq without the prior consent of the Ministers. The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Control Permit. However, the parties may transfer the Means of Control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Control Permit.

According to the Control Permit, the parties (through SP2) must hold not less than 25% (or a lower rate at the Ministers’ approval, in accordance with section 3(A2) of the Communications Order) of any type of Means of Control (as described below) of Bezeq. We retained a 26.34% ownership interest in Bezeq following the closing of the transaction and we still retain this ownership interest level

Our SP2 subsidiary owns most of our Bezeq shares. In accordance with the Control Permit, SP2 is required to notify the Ministers of any changes in the composition of its board of directors. We, Searchlight and Fuhrer are also required to notify the Ministers of any “Unapproved Holdings” in Bezeq (as described below) immediately upon becoming aware of such event. We, Searchlight and Fuhrer are also required to notify the Ministers in the event a shareholder becomes a “principal shareholder” (namely, holds, directly or indirectly, over 5% of our issued and outstanding share capital) and regarding any 1% or more change in the holdings of a “principal shareholder” within 48 hours of becoming aware of such change. Our Articles of Association require our shareholders to notify us within a specified period of time after crossing any such threshold.

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

Subject to certain exceptions, the prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized holding or acquisition is referred to as “Unapproved Holdings.”

The Communications Order provides that in the event that a person holds “significant influence” or Means of Control in Bezeq, to a degree that requires the Ministers’ prior approval, without receiving prior approval for such Unapproved Holdings (including as a result of the realization of a pledge over Means of Control), such person must report such Unapproved Holdings in writing to Bezeq and must submit an application to the Ministers for approval of such Unapproved Holdings all within 48 hours. Such application is required to be in the form of the questionnaire annexed to the Communications Order and must be accompanied by a power of attorney authorizing Bezeq’s board of directors to sell the applicant’s Exceptional Holdings (unless the Ministers have granted an exemption from providing a power of attorney). Following the submission of the application and all relevant documents, the Ministers have 60 days to inform the applicant and Bezeq as to their decision.

In addition to the possibility of obtaining a retroactive approval as described above, the Communications Order establishes the following procedure for the sale of Unapproved Holdings: (i) with respect to a person who has not applied for approval by the Ministers, as described above, such person must sell his Unapproved Holdings within seven days; (ii) with respect to a person whose permit has been revoked or has expired, and who has not submitted a new application, such person must sell his Unapproved Holdings within 14 days after the date of the revocation or expiration, as the case may be; and (iii) with respect to a person who has applied for approval by the Ministers, including a party whose permit has been revoked or has expired and who has submitted a new application, and whose application has been rejected, such person must sell his Unapproved Holdings within 60 days after the date on which the Ministers informed such person that his application has been rejected. If a person does not sell his Unapproved Holdings as detailed in sub-sections (i)-(iii) and Bezeq holds a power of attorney from such person as required by the Communications Order, Bezeq will sell the Unapproved Holdings within 60 days, on a stock exchange, in Israel or abroad, or through an off-exchange transaction. The proceeds of the sale will be delivered to the holder, less expenses involved in the sale.

In accordance with the Israeli Communications Law and Communications Order, and as set forth in our Articles of Association, a holder of Unapproved Holdings (including a holder that submitted an application for approval which was submitted to the Ministers, whether such application was rejected or has not yet been approved) will not be entitled to any rights in respect of its holdings in Bezeq, including with regard to the receipt of dividends, unless and to the extent permitted under the Communications Order. Accordingly, a holder of Unapproved Holdings will not have any voting rights at a general meeting of shareholders. Each shareholder participating in a general meeting of shareholders is required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in our company or his vote require the approval of the Ministers pursuant to the Israeli Communications Law and Communications Order. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Unapproved Holdings. If a director is appointed, elected or removed from office by virtue of the vote of a holder of Unapproved Holdings, such appointment, election or removal from office shall have no effect.

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

Notably, on March 8, 2020, the Company received hearing documents published by the Ministry of Communications on “change in the minimum holding requirement for means of control of a general license by an Israeli entity”. In the hearing, it was recommended to amend the Communications Order and other legislative provisions setting out Israeli requirements regarding additional communication license holders, to grant the option of exchanging the Israeli requirement under the law with a provision according to Section 13 of the Communications Law and the procedure set out in it, whereby alternative provisions to the Israeli requirements will apply to the relevant license holder.

Since Fuhrer was deemed the Israeli party, it was resolved in the Control Permit that Fuhrer shall refrain from transferring means of control of Bezeq without the prior written approval from the Ministers, if such transfer decreases its holdings of means of control of any kind in Bezeq to a lower rate than required in the Communications Order.

The new Control Permit following the Searchlight-Fuhrer transaction determined that provided Searchlight and Fuhrer are joint controlling shareholders of our company and that Searchlight and Fuhrer hold a stake in our company of at least 35% of each type of means of control of our company, they may transfer some of the means of control in our company, on condition that their holdings do not exceed 50% and that:

●	Other than Searchlight and Fuhrer, there is no other controlling shareholder of B Communications or entity that holds 17% and more in our company.

●	Searchlight’s holding in our issued capital exceeds that of Fuhrer.

●	Transfer of means of control will only be implemented according to one or more of the methods included in section 3(A3) of the Communications Order.

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

In the event the Ministers find that the information they were provided in the application for the control permit is incorrect, that there has been a material change in the details provided by the parties to the Control Permit which justifies its cancellation, or such parties failed to submit a required report, and the Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, the Ministers may take action to cancel the Control Permit. Upon its cancellation, all the shareholdings purchased under the Control Permit will be deemed Unapproved Holdings as described above.

If we or any other party subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely affected.

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

The new control permit required us to adopt further amendments to our Articles of Association in order to remain compliant with the requirements of our new control permit. Our Articles of Association were also amended as follows:

●	Article 1 added a definition for any control permit issued by the Israeli Minister of Communications to a shareholder of ours in connection with the control over our company.

●	Article 44 was amended to add a new paragraph (e) that provides that no Joint Appointment (as defined in the Communications Order) may be made without the prior written approval of the Ministers (i.e.., the Israeli Prime Minister and Israeli Minister of Communications), and any such Joint Appointment that is not approved by the Ministers will be null and void.

●	Article 44, paragraph (g), which describes our shareholders’ obligation to comply with Israeli regulatory requirements that are applicable to us, was amended to include a reference to the control permit (to the extent relevant) issued by the Communications Minister to a shareholder of ours.

As mentioned above, the Control Permit required the adoption of amendments to the AOAs of Bezeq and its subsidiaries prior to January 12, 2020 in order to remain compliant with the requirements of our new control permit. Bezeq and its subsidiaries’ AoAs were not amended on time as required and therefore we are in breach of the Control Permit, which the MoC is aware of. The amendment of Bezeq’s AoA is on the agenda of the Upcoming AGM. Bezeq’s Board of Directors agreed that the amendments of the AoAs of its subsidiaries will be addressed immediately after the Upcoming AGM.

The Concentration Law

In December 2013, the Knesset passed the Concentration Law, which regulates the following principal matters: (i) limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; and (iii) limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (iv) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain events to consider control concentration factors and industry-specific competitive factors. As a result of the Searchlight-Fuhrer transaction, the pyramidal ownership structure was removed and the Company and Bezeq are not subject to any limitation related to a pyramidal structure.

Regulatory Requirements Relating to the Bezeq Group

At the reporting date, the Bezeq Group is subject to several regulatory restrictions in terms of joint ventures between the Bezeq Group companies, including the obligation to maintain structural separation between Bezeq and its subsidiaries and the restriction on marketing joint service bundles that include the services of Bezeq and its subsidiaries. These restrictions place the Group in an inferior position in terms of competition, which is worsening over time compared with other communications groups.

Against the background of the challenges facing the Group and the future needs forming in the communications market environment, in parallel with Bezeq’s actions to cancel the structural separation, the Board of Directors and Bezeq are taking measures to implement a comprehensive strategic plan for the Group as a communications group within the complex regulatory restrictions imposed on it.

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

On February 14, 2019, Bezeq petitioned the Supreme Court against the Ministry of Communications asking to cancel the structural separation in Bezeq Group immediately, after the Ministry failed to accept Bezeq’s requests. Bezeq believes all conditions justifying and requiring cancellation of the structural separation under the policy document dated May 2, 2012 concerning the need for increased competition in the fixed-line communication wholesale market have been met.

On September 19, 2019, (after several extensions) the State filed its response to the petition. The State’s response argued that the petition should be dismissed since the petition is premature, prior to completion of the examination of the issue of structural separation by the special professional team appointed for this purpose by the Director General of the Ministry of Communications. It was also argued that the petition should be dismissed on its merits.

On December 31, 2019, the Company filed its answer to the response of the State, explaining that the policy document establishes a clear commitment for respondents to cancel the structural separation obligation, which they should have done since its conditions have now been met, and Bezeq’s request to issue a conditional order should be accepted.

On January 30, 2020, a hearing was held. The State notified the court that the professional team’s recommendations will be filed within four months and a revised notice for the State will be submitted to the court by June 15, 2020.

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

These limitations, and in particular the unbundling obligation, which severely limits the Group’s ability to offer discounts on the components of the bundles, puts the Group in a competitively inferior position compared to the competing communications groups, which are not subject to similar limitation in marketing bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group). On February 5, 2019, the Ministry published a hearing that it is considering revising the HOT Telecom and HOT-Mobile licenses to allow them to market joint service bundles to the business sector, with certain restrictions). Bezeq’s limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide full end-to-end services (infrastructure + service provider) to customers at reduced prices compared to the unbundleable bundles that Bezeq can market on which the following restrictions are imposed:

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

On March 25, 2020, Bezeq received a letter from the Director General of the Ministry of Communications including a temporary decision concerning changing the marketing arrangements for the reverse. In accordance with the decision, the need to split the reverse bundle after a year is cancelled and Bezeq can contact customers at any time to renew the reverse bundle. Bezeq will have to offer as part of the reverse bundle all suppliers. It was noted in the letter that the decision was given at the outbreak of the coronavirus in Israel and accordingly the validity of the decision is limited to three (3) months.

●	Marketing joint bundles with Pelephone - On February 10, 2019, the Ministry rejected Bezeq’s application to market a joint bundle of internet infrastructure (with or without an infrastructure provider) together with Pelephone’s cellular services, because it did not find that approval of the request would contribute to competition in the communications market, but would rather lead impairment of the competition developing on the wholesale market and the existing competition in the cellular market, and strengthening the power of Bezeq Group and its existing competitive edge. The rejection letter further indicated marketing joint service bundles was discussed by the inter-ministerial team which is examining the structural obligations applicable to Bezeq and HOT groups (the team for examination of the structural separation obligation). Joint bundles with Pelephone were approved in the past.

On July 24, 2019, Bezeq received hearing documents from the Ministry of Communications, in part concerning a change in the marketing formula of the “reverse bundle”. According to the information in the hearing documents, the Ministry is considering changing the formula presented at the hearing on March 26, 2019, and determining, inter alia, that Bezeq will not be obligated to market a reverse bundle for ISPs that have accumulated over 100,000 wholesale BSA customers on Bezeq’s network and have also provided accessibility to over 100,000 households to their independent optical fiber infrastructure on Bezeq’s physical infrastructure. The Ministry will also determine that the provisions for breaking up the bundle after 12 months will be cancelled. According to the hearing, this format will enter into force after the launch of Bezeq’s fiber project and a reasonable possibility will be provided to purchase the BSA service on the fiber network. Bezeq submitted its comments on the hearing on September 8, 2019 in which it made clear that there is no reason to make the necessary change in the format of the bundle conditional on the launching of Bezeq’s fiber project.

Further to the oversight proceeding conducted at Bezeq in February 2019, on November 26, 2019, Bezeq received a final supervision report and notice of the intention to impose an overall fine of NIS 2,572,000 for Bezeq failing to comply fully with the provisions of the license in respect of the “reverse Bundle. On January 1, 2020, Bezeq submitted its answer that it did not violate the provisions of its license or of the Ministry and, therefore, it believes sanctions should not be imposed on it.

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

On December 13, 2018, Bezeq received an update from the Ministry of Communications wherein the Ministry’s professional staff discussed the request and decided to ask for public comments on the matter. . In a subsequent notice, the Ministry indicated that along with the application submitted by Bezeq to change its legal structure, it is reviewing all structural separation obligations in Bezeq and HOT groups and the need to revise them, including regulations to provide a solution for the discriminatory issues in the use of infrastructure. The Ministry noted that it is weighing whether the above application regarding the legal structure of Bezeq can be approved prior to the completion of the foregoing review. In the notice, the Ministry indicated that this application gives rise to concern that approval thereof at the present time could lead to strengthening of the Bezeq Group’s competitive advantages in the retail level at the expense of the different competitors. According to the notice, approval of the application at present will increase Bezeq’s incentive to discriminate against competitors in the use of its infrastructure and thereby leverage its advantage in the infrastructure segment over the service provision segment and strengthen the Group’s retail power, which in any event is already strong, prior to examination of the appropriate balances. The notice further indicated that in view of the foregoing, the Ministry is deliberating whether it is possible to approve the application at present and under which terms. Bezeq withdrew its application shortly thereafter.

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

On January 28, 2020, Bezeq received a letter from the Ministry of Communications that it was not possible to approve the application at that time. This was for reasons that Bezeq believes are mistaken including, because there is no room to take interim decisions that might affect the issue of structural separation in the Group and change the existing range of incentives, while the obligation of structural separation applied to the Group is currently being examined by a special team at the Ministry of Communications. As part of its examination, a broad range of alternatives are being assessed - from cancellation of the obligation of separation to strengthening the separation. In addition, in the Ministry’s opinion, this is a material change in the Group’s operations and not a technical change of the corporate structure.

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

On December 31, 2019, the Ministry of Communications published a decision and service portfolios for completion of the regulation for implementation of the mutual use of physical infrastructures obligation. The Ministry established the service portfolio Mutual Use of Passive Infrastructures (“the Mutual Service Portfolio”) as a uniform portfolio in the licenses of all operators with a general license to provide fixed-line domestic carrier telecommunications services (including holders of a special general license). The Mutual Service Portfolio replaces the Director’s provision dated January 16, 2019 and incorporates new provisions and some of the provisions in the Original Service Portfolio and the Director’s provision.

The Mutual Service Portfolio does not include provisions for a dark fiber leasing service and an optic wavelength service, which remained in the Original Service Portfolio, established for the infrastructure owners (Bezeq and HOT) as part of the wholesale market regulation.

The dark fiber leasing service and optic wavelength service will be used only by holders of a special general domestic carrier license and will continue to apply according to the Original Service Portfolio, at the tariffs stipulated in the Use Regulations. In parallel to establishing the Mutual Service Portfolio, amendments were made to the original wholesale service portfolio, and the regulation regarding use of a dark fiber and wavelengths will remain in it. The implementation processes of both portfolios are anchored in the Mutual Use Service Portfolio and are also applicable to implementation of use of a dark fiber and wavelengths.

The implementation processes in the Mutual Service Portfolio includes provisions regarding the service provision stages (access to information, planning, execution of works), service principles and components (so that an infrastructure owner that intends to establish underground infrastructure in an area where there is no physical infrastructure will offer every domestic operator in advance to share the expenses. An infrastructure owner who is obligated to provide universal service will only be required to allow a domestic operator with such obligation that refuses the offer to use the infrastructure five years after completing establishment of the infrastructure). Use of infrastructure between domestic operators will be prioritized by the FIFO (first in first out) method.

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

Wholesale telephony service

On May 18, 2017, the then Acting Minister of Communications issued a decision according to which Bezeq will provide telephony services in a resale format for one year from July 31, 2017, at prices set by the Minister (higher than the wholesale tariffs, in view of the service content). This decision is the result of a petition filed by Bezeq with the Supreme Court against the Minister of Communications’ decision of November 14, 2014 regarding provision of wholesale telephony services in the service portfolio format. The petition included claims that the service would be impossible to implement in the service portfolio format (BSA + telephony) and is unjustified. Provision of wholesale telephony services (at wholesale prices) on Bezeq’s network was postponed for the 14 months of the arrangement, when the option to extend the arrangement or turn it into a permanent arrangement will be reviewed (a recommendation on this matter will be the subject of a public hearing). On March 25, 2018 Bezeq wrote to the Ministry requesting that the Ministry extend the arrangement, at the current price and format, and that the arrangement should become permanent. Bezeq clarified that the service format in the service portfolio is impossible to implement, unjustified and contradicts the global trend. The only way that will allow Bezeq to provide the service in the service portfolio format entails switch replacement and compelling Bezeq to perform a complex, disproportionate unauthorized and unjustified procedure.

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

On December 9, 2019, the Tel Aviv-Jaffa District Court issued a ruling addressing the changing positions of the Ministry of Communications on the matter and believes that the Ministry’s position should not be adopted, since there are several major flaws in formulating its opinion and the manner in which it was adopted (lack of a factual foundation, lack of consultation with the Competition Authority, lack of reasoning, lack of coherence and failure to hold a hearing). The ruling dismissed the motions to certify class actions and an appeal was filed against it.

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

The amendment came into force on date of entry into effect of the Consumer Protection Law (July 25, 2019) dealing, inter alia, with waiting time for a human response. The DBS broadcasting license was amended in the same way. The amendments led to an increase in costs for operating the call centers of the Group’s companies. It should be noted that in November 2019, the Ministry of Communications issued a demand for information as part of the oversight activity to all communications companies on the issue of waiting times for a human response at call centers. A similar demand was addressed to DBS in January 2020.

Bezeq is making preparations to implement the amendments, which could lead to an increase in the costs of operating the call centers of the Bezeq Group’s companies.

Hearing on the subject of IPv6 protocol (internet addresses)

On July 3, 2019, the Ministry of Communications published a decision on the hearing and the license amendment in which the transition to Ipv6 protocol will take place in accordance with the defined milestones. For Bezeq (as the holder of a domestic carrier license) and for the owners of Internet access licenses, it was determined, among other things, that within 12 months of date of the amendment of the license, the network and its component will be adapted to provide access for subscribers to the Ipv6 Internet protocol service from all terminal equipment that supports Ipv6 protocol; license holders are to voluntarily transfer existing and new subscribers with terminal equipment that supports Ipv6 to addresses on Ipv6 protocol. The subscribers will be transferred according to milestones so that up to 24 months from the date of the amendment, 50% of the subscribers will be transferred, up to 36 months - 75% and up to 48 months - 100% (excluding subscribers in possession of private terminal equipment that does not support the Ipv6 protocol and have decided not to replace it, provided that the license holder signs them on a waiver). With respect to the holders of cellular licenses (such as Pelephone), it was determined that the voluntary transfer will reach 100% within 24 months. Bezeq is preparing for the transfer, and at this stage, no material expense is expected as a result.

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

Likewise, the activity of the Bezeq Group companies is affected by the Privacy Protection Law and its regulations with respect to management and maintenance of databases and the information security which they contain. In May 2018, the Privacy Protection Regulations (Information Security), 2017 entered into force imposing various obligations on database owners, including obligations to establish procedures and conduct risk assessments in terms of information security and use of advanced security measures to protect information.

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

Hearing on millimeter waves

Millimeter wave technology enables substantially larger wireless broadband transmission than technologies that were available in the past. The technology can be used from point to point and from point to multiple points.

On September 9, 2019, the Ministry of Communications published a hearing of the draft Ministry policy relating to millimeter waves addressing application of the use of frequencies that enable the use of millimeter technology in two key areas: (1) V-Band on 57-66 GHz frequencies - without any need for a license, and (2) E-Band which on certain frequencies will remain in place and will be licensed, in order to meet the current needs of communications providers, while for other frequencies will be under a new regime of “simple permits”, allowing the Ministry to monitor and control use in that area, without the need for a license. On September 24, 2019, Bezeq submitted its comments as well as several questions for clarification, and it stated that regulation of the use of this technology cannot be detached from the general regulations, and that it is fitting for the use of this technology will be permitted only for those who hold an appropriate license for communications service providers.

Hearing on asymmetry

On February 11, 2020, the Ministry of Communications published a hearing on information asymmetry in respect of infrastructure. According to the hearing document, due to the inherent competitive advantages of infrastructure owners over service providers and the asymmetry of the information in the possession of service providers wishing to use the physical infrastructure of the infrastructure owner compared to the information in the possession of the infrastructure owners, the Ministry is considering establishing various provision to reduce such information gaps and prevent impairment of competition. The provisions under consideration include: Extending the time periods required for the service providers to issue notices and transfer information to them; prescribing the Ministry of Communications the possibility of demanding the network engineering plans from the infrastructure owners; determining the duty to submit development plans to the Ministry of Communications in case of intentions to expand, develop or upgrade the network; and the duty to routinely update the website of the infrastructure owner in respect of the scheduled retirement plans within three consecutive months and publish statistical information in the internal interface between the operators regarding orders, malfunctions, etc. On March 8, 2020, Bezeq submitted its comments to the hearing, claiming, among other things, that for the sake of the principle of transparency and non-discrimination and if the Ministry intends to create additional mechanisms in the market that require disclosure of commercial information between the companies, the identical mechanisms must be created for Bezeq and all other market players

Regulatory restrictions

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

On February 20, 2020, the Minister of Communications decided in a hearing to amend the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014 (“the Amendment” and “the Regulations”, respectively) as follows:

●	The Amendment includes formulas for updating the maximum payments to which Bezeq is entitled for use of its network (BSA wholesale service) on January 1 each year, between 2019 and 2022, and stipulates that on November 15 each year, the Minister of Communications will publish the demand forecast index, which is a component of the update formula. The demand indices for 2019 and 2020 were set in the Minister’s notice that was attached to his decision. The Amendment will apply retrospectively as from January 1, 2019.

●	The Amendment further stipulates that upon entry into effect of the Regulations, a reduction of certain payment components will become effective in a manner that leads to offsetting between Bezeq and another license holder that consumed services in the period between February 2017 (date of the decision to update the maximum payments) through to July 2018 (the date of update of the Regulations), until completion of the offsetting for that period.

The update of the maximum payments for 2019 and 2020 is expected to lead to a non-material decrease in Bezeq’s revenues compared to the revenues that would have been received based on the current tariffs according to which the communications market operated as from July 2018.

On May 19, 2019, the Ministry of Communications sent Bezeq a preliminary supervisory report on the subject of price quotes for transmission services. According to the supervisory report, for which the review commenced at the beginning of 2017, Bezeq ostensibly deviated from the provisions of its license by submitting a tender offer that includes reduced tariffs for transmission lines that were not offered transparently to all its business customers. The ministry argues that it was unaware of the discount included in these tariffs, the discount did not appear in the price lists for the transmission service submitted to the ministry in recent years, and it does not comply with the test of reasonability, under the provisions of Section 17 of the Communications Law. The ministry further stated that it seems that this practice continues to the present time for other services as well, particularly in other tenders. On June 30, 2019, Bezeq submitted its comments on the supervisory report stating Bezeq did not deviate from the provisions of its license and that, among other things, this model was reviewed by the Ministry of Communications and complies with the tests of reasonability, and that the service providers were even aware of it and used it.

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

During a calendar year, Bezeq may invest up to 25% of its annual income in activities not intended for providing its services (the income of Bezeq’s subsidiaries are not considered income for this purpose).

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

According to the conditions of the Competition Authority’s approval dated March 26, 2014 of the merger (as defined in the Economic Competition Law) between Bezeq and DBS, the following restrictions apply to Bezeq and DBS:

●	Bezeq and any person authorized by it (in this section: “Bezeq”) will not impose any restriction on consumption of fixed-line Internet infrastructure services stemming from the accumulated browsing volume of the customer, and will not cause the option granted to a customer to use any service or application provided over the internet to be restricted or blocked.

●	Bezeq will deduct amounts for provision of multi-channel television services from the Internet provider payments for connection to Bezeq’s network.

●	Bezeq will sell and provide internet infrastructure services and television services under equal terms to all Bezeq customers (the sale of Internet infrastructure services as part of a service bundle will not be considered sale under unequal terms).

●	Bezeq and DBS will cancel all exclusive arrangement regarding non-original productions and will not be party to such exclusive arrangements (except with regard to a third party who is the broadcast license owner at the date of the decision). In addition, for two years from approval of the merger (which have passed in the meanwhile), Bezeq will not prevent any entity (other than anybody who is a broadcast license owner at the date of the decision) from purchasing rights in original productions (does not apply to new productions).

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

On January 10, 2019, an amendment to the Economic Competition Law entered into force (in this amendment, the name of the law was changed from the Antitrust Law to the Economic Competition Law), the main points of which are:

●	Imposition of an independent and increased obligation on officers to oversee and prevent breaches of the Law.

●	Exacerbation of criminal punishment for a cartel - five years’ imprisonment without requiring aggravating circumstances.

●	Increasing the maximum amount for imposition of financial sanctions up to NIS 100 million (for each breach).

●	Another definition of a monopoly based on a market power test (in addition to the alternative of anybody that holds a market share of over 50%).

●	Increasing the aggregate sales turnover that requires merger notices to NIS 360 million.

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

On March 27, 2018, an exemption provision was added to the building and planning (Exemption of Permit) regulations for a micro broadcasting facility, as defined in the regulations. The regulations further stipulate that the installation of a micro- broadcasting facility and its external components on an existing building or facility is exempt from a building permit, subject to compliance with cumulative conditions.

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

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases, it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

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

On July 31, 2016 Pelephone and the government entered into an agreement under which Pelephone will provide mobile telephony services for an estimated 100,000 governmental employees for three years, with the government having an option to extend the agreement for up to 45 months in addition to the 36 basic months. In May 2019 the State decided to exercise its option to extend the agreement and it was extended until August 2022.

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

Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council’s decisions, in 2019 and 2020, DBS is required invest an amount no less than 8% of its revenue from subscription fees in local productions, and according to the Communications Regulations and the decisions of the Council, DBS is required to invest various amounts of such investments in different genres of local productions.

In November 2019, the Council decided to defer until 2021 the applicability of its earlier decision according to which the required rate of investment in local productions will increase to 9%. The Council further decided that in 2020, and based on developments, the Council will hold another hearing to review the current legislative status and the financial position of the licensees, including the hedge formula set out in the Council’s previous decision, and will give instructions as it deems appropriate.

Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment (“Transmission Fee”) to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council, while mini niche channels are exempt from paying Transmission Fees to HOT and DBS. In February 2018, an Amendment to the Law was passed regulating the Minister’s power to require that broadcasts by small providers be transmitted in accordance with the Second Authority Law (that do did not have designated licenses prior to the amendment to the Law), while taking under consideration the satellite capacity of satellite broadcasting licensees. According to the amendment to the Second Authority Law, 2018, holders of small and niche channel licenses that were holders of niche licenses under the Communications Law are exempt from paying transmission fees to HOT and DBS, for a period of 5 years from date of the amendment

Content of the broadcasts and obligations with respect to subscription

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

Regulation of the transmission of video content via media infrastructures

To the best of DBS’s understanding, OTT services (such as those offered by Cellcom, Partner, Netflix, and DBS) are not subject to the current regulation on multi-channel satellite TV broadcasting or other regulation under the Communications Act. DBS believes that the VOD services that it provides via the internet are also not subject to the foregoing regulations. Nonetheless, from the Council’s various decisions it appears that the Council believes it is authorized to also regulate DBS’s VOD services.

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

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2019, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

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

Supplier	Area of Expertise
Alcatel-Lucent Israel Ltd.	Metro transmission and access systems to the NGN
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to Bezeq’s switching network
Heights Telecom T. Ltd	Be Router
Adtran Holdings Ltd.	Access systems to the NGN
IBM	Hardware and backup, restoration and survivability solutions for systems and infrastructures, and storage equipment
VMware	Infrastructure for most of the virtualization of the servers

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

Other significant suppliers of Pelephone are Apple Samsung, with which Pelephone does not have an agreement requiring the purchase of a minimum annual quantity, and purchases are made on the basis of orders that Pelephone places from time to time, similar to the other brands.

Pelephone’s purchases from each of the suppliers, Apple and Samsung, in 2019 accounted for more than 10% of Pelephone’s purchases from all of Pelephone’s suppliers45, however less than 5% of the Group’s (consolidated) purchases from all of its suppliers. The distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular supplier or model of equipment.

The cellular infrastructure equipment for the UMTS/HSPA and LTE networks is manufactured by LM Ericsson Israel Ltd. which is a supplier of Pelephone for the deployment of the fourth-generation radio network (LTE). Ericsson is also a material supplier of Pelephone in the field of microwave transmission. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the acquisition of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson for the support for this network and its expansion. In addition, the cellular network uses transmission, for which Bezeq is Pelephone’s main supplier.

Bezeq International

Bezeq International is dependent upon Bezeq for domestic capacity to provide its services. Most of the international capacity that Bezeq International uses is transmitted via its wholly owned submarine cable. As backup, Bezeq International uses capacity purchased from Med Nautilus and the Cyprus Telecommunications Authority (CYTA). Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2022 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

DBS

Terminal Equipment.

DBS installs a receiver dish and other terminal equipment in its subscribers’ homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed leasing fee paid during the entire period the services are received or are lent to subscribers.

DBS purchases the decoders for its satellite services under supply agreements with the decoder manufacturer and decoder vendor, that imports and supplies DBS with HD Zapper and 4K PVR decoders, where the types of decoders must match DBS’s broadcasting and distribution system. Support services for these decoders are provided by a third party.

OTT Terminal equipment

Sting TV and yes+ services can be viewed via a wide range of terminal equipment, including various streamer models. DBS purchases streamers from various suppliers and rents them to subscribers. Unlike the decoders designed to receive satellite broadcasts, which require development and adjustments that involve time and costs, streamers are usually off-the-shelf products that require relatively minor adjustment.

Broadcasting equipment and computer and communications systems. DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re’em Junction from where it transmits its broadcasts. The broadcasting centers operates reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides DBS secondary broadcasting center operating and maintenance services under a contract which is valid until the end of 2023 (with DBS having an option to extend that can be exercised six months before the agreement terminates).

Operating and encryption systems. DBS purchases from Synamedia development, integration, encryption, maintenance and warranty services with regard to the operating system of the satellite transmission network and acquires similar services from Synamedia with regard to the OTT system, based on framework agreements signed by DBS and Synamedia in January 2020. These services are provided for various DBS systems, terminal equipment, and for viewing cards and other hardware components required for receiving these services, and DBS receives relevant user licenses for the systems and terminal equipment.

Under the framework agreement, for these services and products, DBS pays Synamedia lumpsum payments and periodic payments, part of which are in a fixed amount and part are based on the number of decoders, and with regard to part of the payments, minimum annual amounts were fixed in the agreement. The agreement with Synamedia regarding the satellite system is valid until February 2026 (with an automatic extension mechanism unless one of the parties decides to terminate the agreement, subject to prior notice as set in the agreement with Synamedia), with an option for early termination of the agreement by DBS in the event that it discontinues its satellite broadcasts as part of the migration.

Under the framework agreement with regard to the OTT system, DBS’s existing OTT solution will be upgraded, and it will be supplied with products and services, including the foregoing.

With regard to the services and products provided under this agreement, DBS will pay monthly installments where the agreement stipulates a minimum monthly amount for a set volume of services provided, as well as possible additional amounts that may vary depending on the types and scope of use of services provided to DBS, and development services that DBS is entitled to order under the agreement.

The term of the agreement for the OTT system is until December 2024 (with an automatic renewal mechanism for two-year terms, unless one of the parties announces otherwise, according to the dates set in this regard in the agreement). DBS has the right to exit the agreement regarding the OTT system, starting from January 2023 and thereafter, subject to prior notice and an exit fee (at a descending rate based on the duration of the remaining term of the agreement).

DBS is dependent on the continuous supply of these services, for both the satellite system and the OTT system.

Computerized billing system. DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements for licenses, development services and technical support with NetCracker Technology Solutions Ltd and NetCracker Technology EMEA Limited (together: “NetCracker”).

DBS is dependent upon NetCracker’s system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. As at Reporting Date, part of the agreement components are renewed annually and some are valid until the end of 2023.

Space segment leasing agreement

Under the 2013 agreement with Spacecom, as amended, DBS leases Amos satellite space segments (“Spacecom Agreement”).

Under the provisions of the Spacecom Agreement, DBS leases space segments on the satellites, Amos 3 (the estimated end of life of which is at the beginning of 2026), and on Amos 7, in which Spacecom owns the right to lease space segments under its agreement with the owner of the rights in this satellite, and which was leased to DBS until February 2021. In February 2020 Spacecom exercised the option granted by the owner of the rights in the satellite, to extend the Amos 7 lease for an additional year, in accordance with DBS’s lease term, until February 2022.

According to the Spacecom Agreement, Spacecom has undertaken to make the best possible efforts to position a new satellite, Amos 8, by February 2021, in which case as of that date, DBS will lease space segments on Amos 3 and Amos 8 and after the end of Amos 3’s life, only on Amos 8. As Amos 8 will not be positioned until February 2022, DBS will lease space segments on Amos 3 until the end of its life, and will have the right, if it so chooses, to lease space segments on Amos 8 as soon as it is positioned. In DBS’s estimate, considering, among other things, that Spacecom has not announced that it has engaged in an agreement for the construction of Amos 8 and based on information received from Spacecom, positioning of Amos 8 is not expected before February 2022, if at all. Consequently, even though the term of the original agreement with Spacecom is until 2028, based on he provisions of the Spacecom Agreement, the Spacecom Agreement will come to early termination at the end of the lifespan of Amos 3, which to the best of DBS’s knowledge, is expected to be at the beginning of 2026, without any compensation and in accordance with the provisions of the agreement (subject to additional early termination options as set out therein).

Leased space segments - under the Spacecom Agreement, throughout the term thereof (and subject to non-availability incidents) DBS will lease 12 space segments from Spacecom on the relevant satellites, according to distribution as set in the Agreement, for the various periods. As of the end of the Amos 7 satellite lease, DBS is expected to lease ten space segments of Amos 3. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement, under the terms and restrictions set in the agreement.

Cost - the estimated total nominal cost for the duration of the term of the lease (from 2017) is US$ 263 million, reflecting an average annual cost of USD 21.9 million, subject to discount and reimbursement mechanism as set out in the Spacecom Agreement.

Early termination of the Agreement - the Spacecom Agreement provides a right for early termination without cause, subject to prior notice of 12 months and payment of a consideration based on a mechanism set out in the Agreement. The Agreement also provides DBS rights for early termination of the Agreement in February 2021 due to delay in the agreement for construction of Amos 8 coming into effect. DBS informed Spacecom that it would not exercise this right.

Leasing of space segments on Amos 3 only, is expected to involve a lack the advantages for this satellite, as is leasing of only ten space segments on Amos 3, unless an agreement can be reached with Spacecom regarding the leasing of two additional segments on Amos 3 or leasing additional space segments on other satellites.

Leasing fees in 2019 amounted to US$ 21.9 million.

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

The following is a list of Bezeq’s assets in accordance with the material rights on the asset. Furthermore, Bezeq has an interest (migration rights, etc.) in other real estate (such as for the construction of offices and laying cables):

Right	Number of Assets	Plot Area (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	307	852	101	Of this, 302 properties cover an area of 823 thousand sq. m. and 80 thousand sq. m. built up are for communication needs, and the remainder for administration needs.
				16 are jointly owned with the Ministry of Communications and/or Israel Postal Company Ltd., with whom an agreement was signed to define and regulate the rights of the parties in these properties (see Section 2.17.2.3). The parties operate as required by the orders of the agreement, and inter alia, to separate joint debits and systems.
Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in the Company’s opinion this does not create material exposure.
Lease	329	30.6	65	Of which, 314 properties on a 14,000 sqm. built area for communication needs, and the remainder for administration needs. Of which, 2,000 sq. m. built up are sublet.
Miscellaneous rights in ‘residential rooms’	2,352	N/A	26 (based on estimate)

These are rooms for cables and installations for residential communications.

For most of the assets, the rights are for use granted to the Company under the Communications Law and its regulations, and there is no written rights arrangement with the property owners. In the Company’s estimation and based on past experience, this does not create material exposure.

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

During the past year, Bezeq sold real estate assets that were inactive or could be vacated relatively easily, some of which sales were material in prior years (in 2019, other than the sale of the Sakia property described below, such sales were not material). Bezeq completed the sale of most of the properties (in terms of value) which met this definition and also intends to complete the sale of the remaining properties of this type in the forthcoming years. Selling these remaining properties is likely to generate additional capital gains for Bezeq in material amounts (although at a substantially lower amount than the capital gains recorded by Bezeq in recent years).

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

Bezeq recorded a capital gain of NIS 403 million in its financial statements for Q2 2019, based on its estimate regarding the permit fees and the betterment levy it will be required to pay. If Bezeq’s estimates are not realized, the final capital gain will be between NIS 250 million and NIS 450 million.

Relocation of Bezeq’s offices

Before the end of 2020, Bezeq’s headquarters are expected to move from Azrieli Towers in Tel Aviv to Holon, under an agreement signed in December 2018 according to which Bezeq will lease 20,000 square meters for a term of 10 years, with an extension option for several further terms.

Pelephone

The premises Pelephone uses for setting up its communications sites and network centers, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years).

Pelephone’s headquarters are located in Givatayim, Israel and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2020. Pelephone has an option to terminate the lease, under certain circumstances. Pelephone leases 56 service and sale centers throughout Israel and has additional lease agreements for warehouses, offices and telephone call centers that it uses for its operations.

Until December 31, 2019, Pelephone’s permit agreement with the Israel Lands Authority (ILA) for the use of ILA land for erecting and operating telecommunication sites, which regulated, among other things, permit fees for such use through to December 31, 2019, was valid. Pelephone and the other cellular operators are currently negotiating with the ILA with regard to the terms for renewing the permit agreement.

Pelephone has other lease agreements for warehouses (including its main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

Bezeq International

Bezeq International’s property plant and equipment include switching and internet equipment, submarine cable, PBX equipment and leased routers, office equipment, computers, software licenses, and leasehold improvements. Bezeq International has five server farms throughout the country.

Bezeq International has Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN).

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at six sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. With regard to one of the buildings, the lease period is until March 2024, with several exit options for Bezeq International during this period. The term of the lease on the other building is until December 2021 (with three equal extension options until 2027). Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

DBS

DBS leases several real estate properties for its operations. DBS’s head office and its main broadcasting center are located in rented premises in Kfar Saba, for which the lease term ends in 2024 (with options granted to DBS for extension of the lease, subject to the terms of the agreement, until 2034). The remainder of the lease term for the other premises that DBS leases ranges between six months and three and a half years (these terms are based on the assumption that DBS will exercise the options granted to extend the leases).

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

Employees

On December 31, 2019, we had four employees. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2019, the Bezeq Group employed 10,212 persons, of whom 5,256 persons were employed by Bezeq, 2,202 persons were employed by Pelephone, 1,419 persons were employed by Bezeq International and 1,335 persons were employed by DBS.

Bezeq

The number of Bezeq employees as at December 31, 2019 was 5,256 (compared with 5,494 employees at the end of 2018). The decrease in the number of employees in 2019 compared with 2018 stems primarily from streamlining as a result of continued improvement of processes and technological developments in the interface with the customers. 92% of Bezeq’s employees are employed under a collective agreement (out of which 61% are permanent employees and the remainder are non-permanent employees). The remainder of Bezeq’s employees (8%) are employed under personal agreements, not under collective agreements.

Pursuant to the provisions of Concentration Law and of the Regulations to Promote Competition and Reduce Market Concentration (Reliefs for the Number of External Directors), 2014 (the “Regulations”), that provide the required ratio of external and independent directors in a tier company, and in accordance with the opinion of Bezeq’s Board of Directors, to take measures to reduce the number of directors on Bezeq’s Board of Directors, the Board of Directors of Bezeq was reduced to 9 directors (instead of 13). As of September 2019, Bezeq’s Board of Directors is comprised of only eight (8) directors due to the resignation of an independent director. Additionally, following the Searchlight-Fuhrer transaction, Bezeq is no longer sublet to the limitations of a tier company and is not required to maintain such ratio.

Bezeq’s Board is hereafter composed of three external directors; one independent directors; one director on behalf of the employees; and three ordinary directors.

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

In 2019, 212 permanent employees retired under the early retirement plan.

In December 2018, Bezeq approved plan for early retirements in order to carry out the streamlining program for 2019, which mainly consists of the retirement of 243 tenured employees in accordance with the terms of the collective labor agreement between Bezeq, the labor union and the Histadrut (New General Federation of Workers) dated December 2006.

In addition, Bezeq approved a provision for the early retirement program, until the end of the Collective Agreement period (end of 2021), for all employees of Bezeq who were transferred to Bezeq from the Ministry of Communications (94 employees). The balance of the unpaid provision for the retirement liability as at December 31, 2019 is NIS 264 million.

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

Labor disputes

On January 23, 2019, Bezeq received notice of a strike in accordance with the Labor Dispute Settlement Law announced and approved by the Histadrut, commencing on February 5, 2019. According to the notice, the matters in dispute are: (a) The employees’ representatives demand that there should be negotiations with them concerning the transfer of control and the need to sign a collective agreement to protect employees’ rights; (b) the unilateral decision to allow subcontractors to operate the switching equipment and carry out actions that until now were exclusively performed by Bezeq’s employees (according to the clarification received after the notice was sent, referring to the decision of the Ministry of Communications that facilitated work by employees of competitors’’ subcontractors on Bezeq’s infrastructure). After the chairman of the labor union informed the CEO that the employees’ representatives intend to take, without limitation, a series of organizational measures and actions relating to the cessation of work in Bezeq’s infrastructure, on February 10, 2019, Bezeq filed a petition by a party to a collective dispute and petition for injunction order with the Tel Aviv Regional Court under which the court is requested, inter alia, to order the workers representatives to refrain from adopting the foregoing industrial actions. In the hearing on the case, a provisional order was issued. The parties are negotiating, and subsequent to joint motions filed with the court, the hearings that were due to take place in the case were postponed and Bezeq must give notice by April 5, 2020 on its application regarding further proceedings.

On February 20, 2020, the employees’ representatives announced that they were taking industrial action due to lack of progress in the collective agreement negotiations. According to the announcement, the following measures will be performed: Cancellation of Friday shifts (of customer service technicians in the Private Division), suspension of fiber optic activity, stopping the preparation of financial statements and a prospectus, and stopping preparation and sending of invoices to private customers. In the same announcement, the employees’ representatives proposed that Bezeq’s management should speed up and move forward with negotiation on the agreement immediately in order to avoid escalation of the industrial action. Bezeq petitioned the Labor Court for an injunction against the industrial action, and later that day, the court validated the agreement of the parties, whereby the parties will negotiate and the employees’ representative will refrain from taking industrial action until March 1, 2020. On March 1, 2020, Bezeq employees launched sanctions and on March 15, 2020, the employees’ organization announced an end to the sanctions in light of the coronavirus outbreak.

Pelephone

In August 2019 and January 2020, Pelephone’s CEO, Mr. Ran Guron, began serving as CEO of both DBS and of Bezeq International in addition to his office as CEO of Pelephone. Some of Pelephone’s current VPs also serve as VPs at DBS and Bezeq International.

Human Resources and Positions

The following table provides data relating to the number of employees employed by Pelephone, based on organizational structure.

	Number of employees
Department	December 31, 2018	December 31, 2019
Management and HQ	257	238
Business and Private Customers Divisions	1,757	1,533
Engineering and Information Systems	439	431
Total	2,453	2,202

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at Pelephone at December 31, 2019 was 1,956 (at December 31, 2018 2,099).

Terms of employment

The majority of Pelephone’s employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. The rest of Pelephone’s employees are employed under a monthly agreement.

Collective agreement

Labor relations at Pelephone are regulated under a collective agreement signed between Pelephone and the New Histadrut Labor Federation - Cellular, Internet and High-tech Workers Union (the “Labor Union”) and Pelephone workers’ committee. The agreement applies to all Pelephone employees, with the exclusion of senior managers and certain employees in predefined positions.

On November 13, 2019 the parties signed to renew the existing collective agreement, which includes streamlining and synergy measures, for a period starting November 12, 2019 through June 30, 2022.

According to the agreement, Pelephone may, among other things, terminate the employment of 210 tenured employees during the Agreement period, some of whom as voluntary early retirement. In addition, according to its plans, it will terminate the employment of a further 190 non-tenured employees in addition to not recruiting employees to replace those who have ended their employment. Similarly, the agreement includes the grant of a one-time bonus to employees who will not be included in the severance program.

The total estimated cost is NIS 100 million and will be expended across the Agreement period, assuming full exercise of Pelephone’s rights to streamlining as aforesaid and compliance with the conditions for granting additional economic benefits to employees.

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

Subsequent to the New Histadrut announcement, on November 28, 2019, Pelephone received notice from the Chairman of the New Histadrut and Pelephone workers committee that included a demand to hold collective negotiations with the employees’ representatives following the transaction for acquisition of control of the Company. Pelephone is unable to estimate, at this stage, the consequences that might arise due to the foregoing notice.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
Head office employees	971	863
Sales and service representatives	682	556
Total	1,653	1,419

The total number of employees in the foregoing table includes employees in part time positions. Bezeq International’s total workforce as at December 31, 2019 was 1,329 compared to 1,458 as at December 31, 2018.

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

As part of implementing the synergy with the Group’s subsidiaries, Bezeq International’s CEO, Ran Guron, also serves as CEO of DBS and Pelephone. Most of Pelephone’s current VPs also serve as VPs at DBS and Bezeq International.

On July 11, 2019, Bezeq International signed a collective agreement with the New General Federation of Workers and the workers committee, which includes streamlining and synergetic measures, for a period as of July 11, 2019 through December 31, 2021. According to Bezeq International’s program and pursuant to the agreement, Bezeq International may, among other things, reduce the employment of up to 325 employees (of which 150 are permanent employees, some as part of voluntary redundancy), in addition to not recruiting employees to replace those who have ended their employment. Similarly, the Agreement includes the grant of a one-time bonus to employees who will not be included in the severance program. The estimated cost of the foregoing agreement is NIS 68 million, assuming that Bezeq International exercises its full rights for such streamlining and complies with the conditions for granting additional financial benefits to the employees.

On November 28, 2019, Bezeq International received notice from the Chairman of the New Histadrut and Bezeq International workers committee that included a demand to hold collective negotiations with the employees’ representatives in view of the expected closing of the transaction for acquisition of control of the Company. Bezeq International is unable to estimate, at this stage, the consequences that might arise due to the foregoing notice.

DBS

As part of applying synergy among the Group’s subsidiaries, DBS’s CEO, Ran Guron, also serves as CEO of Pelephone and Bezeq International. Most of DBS’s current VPs also serve as VPs at Pelephone and Bezeq International.

The following table provides data relating to the number of persons employed by DBS by division at December 31, 2019 and December 31, 2018:

	Number of employees
	December 31, 2018	December 31, 2019
Head office employees	492	411
Customer Division	1,040	924
Total	1,532	1,335

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at DBS at December 31, 2019 was 1,177.

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

Following the announcement by the National Labor Federation in November 2017 of a labor dispute and the intention to strike, which, according to the announcement, is due to the proposed structural reforms and changes in DBS, that includes proposed layoffs, a special collective labor agreement was signed in January 2018 . Under the special collective labor agreement, the parties will act to implement the structural reforms and changes according to a mechanism set up in the collective agreement.

On March 14, 2019, DBS signed a collective bargaining agreement with the National Federation of Labor and the Workers’ Association with regard to streamlining and synergy procedures, from June 1, 2019 through December 31, 2021. The collective arrangement stipulates that DBS will be entitled to terminate employment of up to 325 employees during the years of the collective arrangement and that a one-time grant will be given to employees who will not be included in the retirement plan. The estimated cost of the collective arrangement is NIS 68 million, assuming that DBS exercises all its rights for such streamlining and compliance with the conditions for granting additional economic benefits to the employees. In addition, the collective arrangement stipulates that DBS is also entitled to streamline by not recruiting new staff, in place of employees whose employment is terminated.

In December 2019, notice was received at the DBS offices from the General Federation of Workers, announcing a labor dispute. According to the notice, the issues under dispute are: a. DBS’s intention to implement organizational and structural changes in DBS, including ownership of the Company, which if implemented, will impact the employees conditions, their rights and employment security, impair the status and powers of the workers’ organizations, and constitute a fundamental breach of the collective agreement applicable to the parties; b. lack of good faith as reflected in failure to comply with the duty to consult and negotiate in the framework of collective discourse regarding issues that require consultation and negotiation

Employee compensation schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

C.	Organizational Structure

Searchlight II BZQ, L.P., a Cayman Islands exempt limited partnership, owned 60.2% of our outstanding ordinary shares as of April 23, 2020.

Our interest in Bezeq is held mostly by our wholly-owned subsidiaries. As of April 23, 2020, we held a 26.34% ownership interest in Bezeq.

D.	Property, Plants and Equipment

Our leased corporate headquarters are located in Tel Aviv, Israel. The lease agreement expires on March 14, 2022.

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

During the years ended December 31, 2019, 2018 and 2017, the Bezeq Group companies invested NIS 1.5 billion (approximately $448 million), NIS 1.7 billion and NIS 1.5 billion, respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

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

The Israeli annual rate of inflation (deflation) amounted to 0.7%%, 0.9%, and 0.4%, for the years ended December 31, 2019, 2018 and 2017, respectively. The annual appreciation (depreciation) of the NIS in relation to the U.S. dollar amounted to (7.79%), 8.1% and (9.8%) for the years ended December 31, 2019, 2018 and 2017, respectively. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the NIS against the U.S. dollar. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

Effective Corporate Tax Rate

Israeli corporate tax at the standard rate in 2018 and onwards is set at 23% (the corporate tax rate was 24% and 25% in 2017 and 2016, respectively)

As of December 31, 2019, we had tax loss carryforwards in the amount of NIS 72 million (approximately $21 million) and capital loss carry forwards of NIS 86 million (approximately $25 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be used to offset future taxable income.

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

Depreciation and Amortization. Subsequent to our acquisition of Bezeq, we adopted policies regarding the depreciation and amortization expenses related to Bezeq’s communications business network equipment and capacity that were based on Bezeq’s policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of Bezeq, we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. The acquired assets are depreciated and amortized according to their expected useful life. Over time such assets are fully depreciated by Bezeq, and by us respectively. As a result, the excess fair value balance we assigned to the acquired assets decreases and our related future depreciation expenses will decrease as well.

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

Results of Operations

The following table sets forth our consolidated results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2019:

	Year ended December 31,
	2017		2018		2019
	NIS	%	NIS	%	NIS	%
Revenues	9,789	100%	9,321	100	8,929	100%
Depreciation, amortization and impairment	2,117	22%	2,387	25%	2,064	23%
Salaries	2,007	21%	1,995	21%	1,937	22%
General and operating expenses	3,906	40%	3,394	36%	3,276	37%
Loss from impairment of assets	129	1%	2,294	25%	1,274	14%
Other operating expenses	20	-%	635	7%	(188)	(2)%
Operating profit (loss)	1,610	16%	(1,384)	(15)%	566	6%
Finance expense	586	6%	620	7%	738	8%
Finance income	(69)	(1)%	(89)	(1)%	(266)	(3)%
Profit (loss) after financing expenses, net	1,093	11%	(1,915)	(21)%	94	1%
Share of losses in equity-accounted investee	5	-%	3	-%	2	-%
Profit (loss)before income tax	1,088	11%	(1,918)	(21)%	92	1%
Tax expenses (income)	347	4%	(59)	1%	1,473	16%
Net profit (loss) for the year	741	7%	(1,859)	(20)%	(1,381)	(15)%
Profit (loss) attributable to owners of the company	78	-	(1,029)	(11)%	(853)	(10)%
Profit (loss) attributable to non-controlling interest	663	7%	(830)	(9)%	(528)	(5)%
Net profit (loss) for the year	741	7%	(1,859)	(20)%	(1,381)	(15)%
Basic earnings (loss) per share	2.62	-	(35.46)	-	(19.76)	-
Diluted earnings (loss) per share	2.62	-	(35.46)	-	(19.76)	-

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group on a consolidated basis for the three years ended December 31, 2019. Amounts are in NIS in millions.

2017

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,953	2,500	1,466	1,650	220	-	9,789
From other segments of operation in the corporation	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789
Total costs attributable to:
Variable costs attributable to segment of operation (1)	690	1,319	810	626	179
Fixed costs attributable to segment of operation (1)	1,583	1,155	559	860	78
Total costs	2,273	2,474	1,369	1,486	258	(181)	7,679
Costs that do not constitute revenue in another segment of operation	2,197	2,362	1,149	1,477	250	244	7,679
Costs that constitute revenue in other segments of operation	76	112	220	9	8	(425)	-
Total costs	2,273	2,474	1,369	1,486	258	(181)	7,679
Profit from ordinary operations attributable to owners of the Company	1,971	72	168	163	(20)	(244)	2,110
Total assets attributable to operations as of December 31, 2017	9,086	3,271	1,210	1,502	178	1,602	16,849
Total liabilities attributable to segment of operation as of December 31, 2017	13,901	536	410	1,154	64	(1,360)	14,705

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation.

2018

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,883	2,401	1,338	1,473	226	-	9,321
From other segments of operation in the corporation	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321
Total costs attributable to:
Variable costs attributable to segment of operation (1)	1,340	1,263	685	678	198
Fixed costs attributable to segment of operation (1)	1,632	1,182	595	851	79
Total costs	2,972	2,445	1,280	1,529	277	1,366	9,869
Costs that do not constitute revenue in another segment of operation (3)	2,915	2,343	1,042	1,516	270	1,783	9,869
Costs that constitute revenue in other segments of operation	57	102	238	13	7	(417)	-
Total costs	2,972	2,445	1,280	1,529	277	1,366	9,869
Profit from ordinary operations attributable to owners of the Company	1,224	(2)	111	(56)	(36)	(1,789)	(548)
Total assets attributable to operations as of December 31, 2018	8,896	4,124	1,344	1,606	159	194	16,323
Total liabilities attributable to segment of operation as of December 31, 2018	14,284	1,425	567	687	84	(1,158)	15,889

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation.

2019

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television (3)	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,757	2,316	1,283	1,344	229	-	8,929
From other segments of operation in the corporation	316	46	56	1	9	(428)	-
Total revenues	4,073	2,362	1,339	1,345	238	(428)	8,929
Total costs attributable to:
Variable costs attributable to segment of operation (1)	307	1,080	782	630	177
Fixed costs attributable to segment of operation (1)	1,624	1,381	614	850	60
Total costs	1,931	2,461	1,396	1,480	237	435	7,940
Costs that do not constitute revenue in another segment of operation	1,883	2,357	1,153	1,457	232	858	7,940
Costs that constitute revenue in other segments of operation	48	104	243	23	5	(423)	-
Total costs	1,931	2,461	1,396	1,480	237	435	7,940
Profit from ordinary operations attributable to owners of the Company	2,142	(99)	(57)	(135)	1	(863)	989
Total assets attributable to operations as of December 31, 2019	8,091	4,088	1,130	1,491	151	(1,914)	13,037
Total liabilities attributable to segment of operation as of December 31, 2019	12,466	1,434	414	576	79	(1,247)	13,722

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Adjustments to consolidated – intersegment transactions.

(3)	Adjustment of a loss from impairment of assets in the cellular communications and multi-channel television segments is presented as part of the adjustments.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues. Our revenues decreased by 4.2% to NIS 8.92 billion ($2.58 billion) in the year ended December 31, 2019 from NIS 9.32 billion in the year ended December 31, 2018. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2019 was primarily due to lower revenues across the Bezeq Group’s main segments.

Bezeq’s revenues decreased by 2.9% to NIS 4.07 billion (approximately $1.17 billion) in the year ended December 31, 2019 from NIS 4.19 billion in the year ended December 31, 2018. The decrease in the segment’s revenues was primarily due to a NIS 120 million (approximately $35 million), or 10.1%, decrease in subscriber revenues as a result of a 2% decline in average revenue per line in 2019 as well as a 1.4% decrease in the number of access lines. The decrease in revenues was partially offset by a NIS 14 million (approximately $4 million), or 5.4%, increase revenues from cloud and digital services and revenues from other services.

Pelephone’s revenues decreased by 3.3% to NIS 2.36 billion (approximately $682 million) in the year ended December 31, 2019 from NIS 2.44 billion in the year ended December 31, 2018. Revenues from services decreased to NIS 1.71 billion (approximately $ 494 million), or 2.6% decrease in the year ended December 31, 2019 from NIS 1.75 billion in the year ended December 31, 2018. The decrease in revenues from cellular services was due to a decrease in market prices as a result of the transition of existing customers to lower priced plans including higher data plans, partially offset by an increase in post paid subscribers.

Bezeq International’s revenues decreased by 3.7% to NIS 1.34 billion (approximately $387 million) in the year ended December 31, 2019 from NIS 1.39 billion in the year ended December 31, 2018. The decrease in revenues was primarily due to the decrease in revenues from Internet services and international calls as well as the sale of the IT outsourcing services business in 2018, partially offset by an increase in revenues from business services.

DBS had revenues of NIS 1.35 billion (approximately $390 million) for the year ended December 31, 2019, while its revenues were NIS 1.47 billion for the year ended December 31, 2018. The decrease in revenues was primarily due to a reduction in the average number of subscribers and in the average revenue per subscriber.

Depreciation, Amortization and impairment. We recorded depreciation, amortization and impairment expenses of NIS 2.06 billion (approximately $597 million) in the year ended December 31, 2019 compared to NIS 2.39 billion in the year ended December 31, 2018, a decrease of approximately 13.5%. The decrease in depreciation and amortization was primarily due to the decrease in depreciable and amortizable assets of DBS resulted from the impairment losses recorded in the fourth quarter of 2018. The decrease was partially offset by the impairment losses in DBS recorded during 2019.

The Bezeq Group recorded depreciation, amortization and impairment expenses of NIS 1.91 billion (approximately $552 million) in the year ended December 31, 2019 compared to NIS 2.19 billion in the year ended December 31, 2018, a decrease of 12.7%. The decrease in depreciation and amortization was primarily due to the decrease in depreciable and amortizable assets of DBS resulted from the impairment losses recorded in the fourth quarter of 2018. The decrease was partially offset by the impairment losses in DBS recorded during 2019.

Bezeq’s depreciation and amortization expenses were NIS 861 million (approximately $249 million) in the year ended December 31, 2019 compared with NIS 850 million in the year ended December 31, 2018, an increase of 1.3%.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2019 were NIS 633 million (approximately $183 million) compared to NIS 655 million in the year ended December 31, 2018, a decrease of 3.4%.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2019 were NIS 190 million (approximately $55 million) compared to NIS 194 million in the year ended December 31, 2018, a decrease of 2.1%.

DBS’s depreciation, amortization and impairment expenses in the year ended December 31, 2019 were NIS 219 million (approximately $63 million) while its depreciation and amortization expenses were NIS 323 million for the year ended December 31, 2018, a decrease of 32.2%.

Salaries. Our salaries expenses totaled in amount of NIS 1.93 billion (approximately $558 million) in the year ended December 31, 2019, compared to NIS 2 billion in the year ended December 31, 2018.

The Bezeq Group recorded consolidated salary expenses of NIS 1.93 billion (approximately $558 million) in the year ended December 31, 2019, compared to NIS 2 billion in the year ended December 31, 2018.

Bezeq’s salary expenses decreased to NIS 911 million (approximately $263 million) in the year ended December 31, 2019 from NIS 912 million in the year ended December 31, 2018.

Pelephone’s salary expenses decreased by 1.6% to NIS 373 million (approximately $108 million) in the year ended December 31, 2019 from NIS 379 million in the year ended December 31, 2018.

Bezeq International’s salary expenses decreased by 13% to NIS 261 million (approximately $75 million) in the year ended December 31, 2019 from NIS 300 million in the year ended December 31, 2018.

DBS’s salary expenses in the year ended December 31, 2019 were NIS 216 million (approximately $62 million) while its salary expenses were NIS 233 million for the year ended December 31, 2018.

General and operating expenses. Our general and operating expenses decreased by 3.4% to NIS 3.27 billion (approximately $947 million) in the year ended December 31, 2019 from NIS 3.4 billion in the year ended December 31, 2018. The decrease in operating expenses was due to a reduction in most expense items of the Group.

The Bezeq Group recorded consolidated general and operating expenses of NIS 3.26 billion (approximately $943 million) in the year ended December 31, 2019 compared to NIS 3.38 billion in the year ended December 31, 2018, a decrease of 3.4%.

Bezeq’s general and operating expenses decreased by 5.2% to NIS 565 million (approximately $163 million) in the year ended December 31, 2019 from NIS 596 million in the year ended December 31, 2018. The decrease in operating expenses was primarily due to a decrease in marketing and general expenses, building maintenance and interconnect fees and payments to telecom operators, partially offset by an increase in the cost of terminal equipment and materials mainly due to the sale of cellular handsets.

Pelephone’s general and operating expenses decreased by 2.1 % to NIS 1.37 billion (approximately $396 million) in the year ended December 31, 2019 from NIS 1.4 billion in the year ended December 31, 2018.

Bezeq International’s general and operating expenses increased by 0.5% to NIS 782 million (approximately $226 million) in the year ended December 31, 2019 from NIS 778 million in the year ended December 31, 2018.

DBS’s general and operating expenses decreased by 6.4% to NIS 895 million (approximately $259 million) in the year ended December 31, 2019 from NIS 956 million for the year ended December 31, 2018. Why?

Loss from impairment of assets. Consolidated impairment losses in 2019 totaled NIS 1.27 billion (approximately $369 million) compared to NIS 2.3 billion in 2018. Impairment losses in 2019 were attributable to Pelephone and Bezeq International while in 2018 the impairment losses included a NIS 1.64 billion impairment attributable to DBS.

Loss from impairment of assets of the Bezeq Group in 2019 totaled NIS 1.05 billion ($304 million) compared to NIS 1.68 billion in 2018. The loss in 2019 was due to impairment losses in Pelephone assets of NIS 951 million and in Bezeq International assets of NIS 102 million. The loss in 2018 was due to an impairment loss in Yes assets of NIS 1.64 billion and an impairment loss in Walla! assets of NIS 37 million.

Other Operating Expenses, net. We had other operating income, net of NIS 188 million (approximately $53 million) in the year ended December 31, 2019 compared to other operating expenses of NIS 635 million in the year ended December 31, 2018. Other operating income, net was impacted by capital gains from the sale of real estate, primarily capital gains of NIS 403 million (approximately $117 million) from the sale of the “Sakia” complex. In addition, provisions of NIS 276 million were recorded for the early retirement of employees compared to NIS 559 million in 2018. Furthermore, in 2019 there was a reduction in expenses relating to legal claims.

Finance expenses, net. Our consolidated net finance expenses decreased by 11.11% to NIS 472 million (approximately $136 million) in the year ended December 31, 2019 from NIS 531million in the year ended December 31, 2018.

Our unconsolidated net finance income totaled to NIS 78 million (approximately $22 million) in the year ended December 31, 2019 compared to net finance expense of NIS 96 million in the year ended December 31, 2018.

The Bezeq Group’s net finance expenses increased by 26.2% to NIS 549 million (approximately $159 million) in the year ended December 31, 2019 from NIS 435 million in the year ended December 31, 2018. The increase in financing expenses in 2019 was primarily due to the increase in financing expenses at Bezeq Fixed-Line primarily due to fees for the early repayment of debt as well as financing expenses in respect of provisions for employee benefits.

Income Tax. Our consolidated tax expense increased to NIS 1.47 billion (approximately $426 million) in the year ended December 31, 2019 compared to a tax benefit of NIS 59 million in the year ended December 31, 2018. The increase in tax expenses was primarily due to the derecognition of previously recognized tax assets in connection with DBS’ losses of NIS 1.26 billion as well as an increase in taxable income.

Tax expenses of the Bezeq Group in 2019 totaled NIS 1.53 million ($442 million) compared to NIS 80 million in 2018. The increase in tax expenses was primarily due to the write-off of the tax asset of NIS 1.166 billion created in connection with DBS’ losses as well as an increase in taxable income.

Profit (Loss) Attributable to the Shareholders of Our Company. The loss attributable to the shareholders of our company decreased to NIS 853 billion (approximately $246 million) in the year ended December 31, 2019 compared with a loss of NIS 1.03 billion in the year ended December 31, 2018.

Profit (loss) Attributable to Our Non-Controlling Interests. Net loss attributable to our non-controlling interests decreased to NIS 528 million (approximately $152 million) in the year ended December 31, 2019 from loss of NIS 830 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Please see Item 5A of our Form 20-F for the year ended December 31, 2018 filed on May 15, 2019 for this comparison.

B.	Liquidity and Capital Resources

As of December 31, 2019, and 2018, we had cash and cash equivalents, restricted cash and short-term investments on an unconsolidated basis (not including the Bezeq Group) of NIS 498 million (approximately $144 million) and NIS 589 million, respectively.

In 2019, we received no dividend payments from Bezeq, compared to amount of NIS 180 million which has been received in 2018.

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for approximately NIS 6.5 billion and became the largest shareholder of Bezeq. In March 2011, we acquired an additional 0.93% of Bezeq’s outstanding shares for NIS 300 million. On February 1, 2016, we sold 4.18% of the outstanding shares of Bezeq for NIS 978 million, net of transaction costs. At present, our ownership interest in Bezeq is 26.34%.

As part of our acquisition of Bezeq, effective January 1, 2010, we sold our legacy communications business excluding certain retained indebtedness and liabilities to a wholly-owned subsidiary of Ampal-American Israel Corporation, or Ampal, for NIS 1.2 billion.

Series B Debentures

On September 21, 2010, we issued NIS 400,000 of Series B Debentures at par value to the public in Israel. In January 2012, August 2013 and April 2016, we completed private placements of additional Series B Debentures in the amount of NIS 126,000 NIS 180,000 and NIS 148,000 par value, respectively, to Israeli institutional investors.

The Series B Debentures were denominated in NIS, had interest at a fixed annual rate of 6.5% which was payable semi-annually. The principal of the Series B Debentures was paid in four annual equal installments from 2016 till 2019.

We fully repaid our Series B Debentures (including accumulated interest) on December 2, 2019 as part of the Searchlight-Fuhrer transaction.

Series C Debentures

On September 18, 2016, we issued, at par value, NIS 1.9 billion of Series C Debentures to the public in Israel. The principal of the Series C Debentures was payable in four equal instalments on November 30 of each of the years 2020 through 2023 and one instalment payable on November 30, 2024. Each of the first four instalments was equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures issued and the last instalment was equal to 70% of such principal amount. The annual coupon of the Series C Debentures was 3.6% and is denominated in NIS. The interest on the outstanding principal of the Series C Debentures was payable in semi-annual payments on May 31 and November 30 of each year.

On January 16, 2017, we completed a private placement of NIS 118 million par value of our Series C Debentures to Israeli institutional investors for consideration of NIS 118 million.

On January 23, 2018, we completed a private placement of NIS 240 million par value of our Series C Debentures to Israeli institutional investors for an aggregate consideration of NIS 249 million.

On December 2, 2019 as part of the Searchlight-Fuhrer transaction, we completed the following transactions:

●	Early repayment of NIS 614 million par value of our Series C Debentures including payment of accrued interest as of this date;

●	Private placement of NIS 310 million par value of our Series C Debentures to Internet Gold;

●	Exchange of NIS 58,000 par value of Series C debentures to new Series D debentures;

●	Increased the interest on Series C debentures to 3.85%;

●	Replaced all covenants related to credit ratings, book equity, etc with LTV covenants as described below

●	Provided Series C and D second lien pledge on our 26.34% stake in Bezeq

●	Completed a public placement of NIS 100 million par value of Series E Debentures (Series E has identical terms and covenants as Series C and D, except for the lien seniority)

Series C, D and E Debentures are payable in one payment on November 30, 2024. The annual coupon of the three series is 3.85% and is denominated in NIS. The interest on the outstanding principal of the three Series is payable in semi-annual payments on May 31 and November 30 of each year from 2020 to 2024.

As at December 31, 2019 the outstanding par value of Series C, D and E Debentures was NIS 2,036 million.

Below are the main undertakings and covenants with respect to updated Series C Debentures as well to as to newly issued Series D and E Debentures:

Pursuant to the Searchlight-Fuhrer transaction, the financial covenants were changed in manners of LTV (loan to Value) ratio:

A.	The LTV ratio shall not exceed the following during two consecutive quarters:

(1) an 80% rate by November 30, 2023; and

(2) a 75% rate from December 1, 2023 to the full and final maturity date of the debentures.

B.	The LTV ratio will first become effective after a period of 24 months from the closing date (December 2, 2019).

C.	The LTV compliance test will be conducted at the time of inspection, with the first test being conducted at the test date in the calendar quarter during which a period of 24 months from the closing date will expire.

Restrictions on dividend distributions

We undertook not to distribute a dividend to our shareholders or perform a buyback of shares or any other distribution as defined in the Israeli Companies Law unless all the conditions provided below are satisfied:

a.	We are not in violation of any of the covenants.

b.	There are no grounds for immediate repayment exist at the time a resolution to make a distribution is adopted, and no such grounds exist as a result of such distribution; and

c.	The LTV ratio post distribution must not exceed 65%.

Lien on Bezeq Shares

The Series E Debentures have a first lien pledge on our 26.34% holdings in Bezeq while the Series C and D Debentures have a second lien pledge on these holdings. The Ministry of Communications approved the pledge and provided a pledge permit to the Debentures trustee.

Control of Bezeq

We undertook to hold (directly or indirectly) at least 25% of Bezeq’s issued and paid-up capital, unless a regulatory permit is received to reduce such shareholding percentage.

Control of the Company

Searchlight Capital Partners and the Fuhrer family undertook to refrain from transferring control (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time.

Bezeq’s Dividend Distributions

Bezeq paid total cash dividends of NIS 0 billion, NIS 0.7 billion and NIS 1.3 billion in the years ended December 31, 2019, 2018 and 2017, respectively, out of which we received NIS 0 million, NIS 180 million and NIS 338 million respectively.

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

Financing of Ongoing Operations

As of December 31, 2019, our liquidity balance consisted of cash and cash equivalents, restricted cash and short-term investments on an unconsolidated basis (not including the Bezeq Group) totaled NIS 498 million (approximately $144 million).

In January 2019 we conducted a private placement of 7,385,600 of ordinary shares by means of an auction to certain institutional and “qualified” investors in Israel. The gross proceeds from the offering were approximately NIS 118 million.

In December 2019 we closed the Searchlight-Fuhrer transaction which included an equity offering in Israel and a rights offering in the United States pursuant to Rule 801 of the Securities Act. Under the rights offering, 8,383,234 ordinary shares were offered to the public at a price per share of NIS 4.175/$1.195. Searchlight purchased 1,604,097 of the ordinary shares in the rights offering pursuant to the provisions of the share-purchase agreement.

Our Board of Directors reviewed our company’s existing and projected resources and cash flows for the foreseeable future and its investment needs, as well as the sources of finance and the potential amounts that will be required by us in the foreseeable future. On the basis of its review of all these factors, our Board of Directors concluded that we can meet our existing cash needs and its needs for the foreseeable future.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2019, the Bezeq Group had cash and cash equivalents and short-term investments of NIS 1.59 billion (approximately $461 million) compared to NIS 2.3 billion at December 31, 2018.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.55 billion (approximately $448 million) in the year ended December 31, 2019, compared with NIS 1.73 billion in the year ended December 31, 2018. Capex in 2019 were impacted by net payments of NIS 74 million for a betterment levy, compared to payments of NIS 121 million for permit fees and purchase tax in 2018 relating to the sale of the “Sakia” complex.

In the year ended December 31, 2019, the Bezeq Group repaid debt and paid interest of NIS 3.83 billion (approximately $1.10 Billion), Compared to NIS 2 billion for year ended December 31, 2018.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2019 was NIS 10.84 billion (approximately $3.14 billion). The average supplier credit for the year ended December 31, 2019 was NIS 836 million (approximately $242 million), the average short-term customer credit for the year ended December 31, 2019 was NIS 1.75 billion (approximately $505 million), and average long-term customer credit was NIS 320 million (approximately $93 million).

The Bezeq Group’s working capital as of December 31, 2019 was NIS 118 million (approximately $34) compared with a working capital deficit of NIS 2 million on December 31, 2018. Bezeq (according to its separate financial statements) had a working capital deficit of NIS 44 million (approximately $13 million) as of December 31, 2019, compared with a working capital deficit of NIS 169 million as of December 31, 2018.

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

Bezeq

As of December 31, 2019, Bezeq was not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of finance	Principal amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2019
Long-term loans	Banks	1,816	Unlinked NIS	Fixed	3.82%	4.02%	3.20%-6.85%
	Non-bank sources	107	Unlinked NIS	Variable, based on annual STL rate*	1.53%	1.59%	1.53%-1.75%
	Non-bank sources	4,301	Unlinked NIS	Fixed	3.34%	3.44%	3.22%-5.25%
	Non-bank sources	3,252	CPI-linked NIS	Fixed	2.20%	2.24%	2.10%-3.70%

*	STL return per year (211) - 0.144% (average of last 5 trading days of February 2020) for the interest period commencing March 1, 2020.

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

In 2019, Bezeq raised debt in the amount of NIS 800,000 through private loans from an institutional entity and from a bank and completed a private placement of Debentures (Series 11 and 12) to institutional investors for a total consideration of NIS 1,068.

In 2019, Bezeq completed the early repayment of a number of loans from financial institutions and banks in the total principal amount of NIS 1.83 billion. In addition, in September 2019, Bezeq completed a tender offer for NIS 444,000 par value Debentures (Series 7) according at a price of 101.50 agorot per NIS 1 par value debenture.

In December 2019, Bezeq completed a private exchange of NIS 300,000 par value its Debentures (Series 6) for an issuance of NIS 337.5 par value Debentures (Series 12) by way of expanding Debentures (Series 12), reflecting an exchange ratio of NIS 1.125 par value for each NIS 1.0 par value Debentures (Series 6). The Debentures (Series 12) are traded on the TACT Institutional

As a result of the early repayments, Bezeq recognized financing costs in the amount of NIS 93,000 and also recognized financing income in the amount of NIS 14,000 for the exchange of Debentures (Series 6) for Debentures (Series 12).

As of December 31, 2019, and the approval date of the financial statements, Bezeq was in compliance with all its debt undertakings and covenants, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

Reportable credit

Debentures and loan terms

	December 31, 2018		December 31, 2019
	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
	NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at fixed interest	1,740	1,721	1,593	1,580	4.3% - 3.2%
Unlinked loans at variable interest	500	500	-	-	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	417	417	243	243	6.85% - 5%
Total bank loans	2,657	2,638	1,836	1,823
Loan from financial institutions:
Unlinked loans at fixed interest	2,014	2,020	1,517	1,520	4%-3.22%
Unlinked loans at fixed interest	50	50	33	33	5.25%
Total loans from financial institutions	2,064	2,070	1,550	1,553

Total loans	4,721	4,708	3,386	3,376

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	2,553	2,400	1,600	1,500	3.7%
Series 7 - unlinked loans at variable interest	586	587	107	107	Makam for one year +1.4%
Series 9 - unlinked loans at fixed interest	2,208	2,145	2,197	2,145	3.65%
Series 10 - linked to the CPI, at fixed interest	903	882	902	882	2.2%
Total debentures issued to the public	6,250	6,014	4,806	4,634

Debentures traded on the TACT-Institutional system:
Series 11 - unlinked loans at fixed interest	-	-	605	603	3.6%
Series 12 - linked to the CPI, at fixed interest	-	-	761	799	2.1%
Total debentures traded on the TACT-Institutional system	-	-	1,366	1,402	-
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS and held by the public - linked to the CPI, at fixed interest	8	8	-	-	5.35%
Unlinked debentures at fixed interest	200	200	-	-	6.65%
Total non-marketable debentures	208	208	-	-

Total debentures	6,458	6,222	6,172	6,036

Total loans and debentures	11,179	10,930	9,558	9,412

	Debentures (Series 6)	Debentures (Series 9)
Date of loan	July 3, 2011	October 15, 2015
Date of final repayment	December 1, 2022	December 1, 2025
Type of loan	CPI-linked fixed interest	Unlinked fixed interest NIS
Amount of the original loan or par value (NIS million)	3,000	2,145
Balance of revalued principal (plus interest payable) as at December 31, 2019 (NIS millions)	1,569	2,151
Number of principal payments in the year	1	1
Principal payments as from	2018	2022
Number of interest payments in the year	2	2
Interest rate as at December 31, 2019	3.7%	3.65%
Fair value of the liability as at December 31, 2019 (NIS millions)	1,687	2,335
Imputed effective interest at fair value as at December 31, 2019	(0.21%)	1.75%
Imputed effective interest at fair value as at December 31, 2018	0.63%	3.11%
Special conditions	See Notes 15.3.1 to 15.3.4	See Note 15.4
Right to early repayment	Non-	Non-

On April 7, 2020, Bezeq published a prospectus and listing for trading of its Debentures (Series 11 and 12) that were listed on the TACT-Institutional system and a shelf prospectus based on its financial statements as of December 31, 2019. The Debentures are expected to be listed for trading on the TASE main board on April 26, 2020.

Credit rating

Bezeq debentures are rated by S&P Maalot Ltd. with an il/AA/Negative rating and by Midroog Ltd. with an Aa2 rating with a stable outlook.

In 2020, Bezeq expects to repay NIS 1.26 billion on account of loan principal and interest (including debentures).

Bezeq raises capital from time to time to finance its cash flow. The financing options at Bezeq’s disposal are raising debt by means of new bank loans and/or by private or marketable debt. Bezeq intends to continue taking measures in 2020 to adjust its debt structure to its needs and sources.

Pelephone

Pelephone’s operations are financed out of cash flow from operating activities. As at December 31, 2019, Pelephone has no approved bank credit facilities. Although Pelephone intends to make further investments in property, plant and equipment (mainly in the LTE network), it estimates that it will not need to obtain any financing in 2020 for its ongoing operations.

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

DBS

DBS has bank loans of NIS 20 million as at December 31, 2019 and debentures that are listed for trading on the TASE Institutional system, the balance of which is NIS 8 million. DBS’s main sources of financing are shareholders’ loans or investments from Bezeq. In February 2020, Bezeq approved a credit facility or a capital investment in DBS up to a total amount of NIS 250 million over a period of 15 months.

Cash Flows

Consolidated Cash Flows

The following table summarizes our consolidated cash flows basis for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(NIS in millions)
Net cash provided by operating activities	3,487	3,486	2,905
Net cash used in investing activities	(1,128)	(2,618)	(577)
Net cash used in financing activities	(735)	(2,150)	(2,618)
Net increase (decrease) in cash and cash equivalents	1,624	(1,282)	(290)
Cash and cash equivalents at beginning of year	762	2,386	1,104
Cash and cash equivalents at end of year	2,386	1,104	814

Operating Activities

Consolidated cash provided by operating activities in 2019 amounted to NIS 2.9 billion (approximately $840 million), compared to NIS 3.48 billion in 2018.

Investing Activities

Consolidated cash used in investing activities in the year ended December 31, 2019, was NIS 577 million (approximately $167 million) compared with NIS 2.6 billion in the year ended December 31, 2018. The decrease in net cash used in investing activities was mainly due to net proceeds from redemption of bank and other deposits.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2019 was NIS 2.6 billion (approximately $752 million) compared to NIS 2.15 billion in the year ended December 31, 2018. The increase was primarily attributable to the repayment of debentures and loans.

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(NIS in millions)
Net cash provided by operating activities	3,525	3,512	2,924
Net cash used in investing activities	(1,148)	(2,552)	(883)
Net cash used in financing activities	(844)	(2,251)	(2,531)
Net increase (decrease) in cash and equivalents	1,533	(1,291)	(490)
Cash and cash equivalents as at the beginning of the period	648	2,181	890
Cash and cash equivalents as at the end of the period	2,181	890	400

Operating Activities

Consolidated cash flows provided by operating activities of the Bezeq Group in the year ended December 31, 2019 amounted to NIS 2.92 billion (approximately $846 million) compared to NIS 3.5 billion as in the year ended December 31, 2018. Net cash flows from operating activities remained stable, mainly due to higher net cash flows in the Domestic Fixed-Line Communications segment, as a result of changes in working capital and lower income tax payments. The increase was offset by lower net cash in the Multi-Channel Television segment, mainly due to lower operating profit and an increase in broadcasting rights.

Investing Activities

Net cash used in investing activities of the Bezeq Group in the year ended December 31, 2019 was NIS 883 million (approximately $255 million) compared to NIS 2.55 billion in the year ended December 31, 2018. The decrease in net cash used in investing activities was mainly due to the net proceeds from the redemption of bank and other deposits in the Domestic Fixed-Line Communications segment, as compared to net investment of NIS 1.1 billion recorded last year. Furthermore, 2019 included greater inflows from the sale of the Sakia property as compared to betterment tax payments on this sale last year.

Financing Activities

Net cash used in financing activities by the Bezeq Group in the year ended December 31, 2019 was NIS 2.53 billion (approximately $733 million) compared to NIS 2.25 billion in the year ended December 31, 2018. The increase was primarily attributable to repayment of debentures and loans.

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

As from January 1, 2019, the Group applies the interpretation of IFRIC 23, Uncertainty Over Income Tax Treatments. IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. Application of IFRIC 23 did not have a material effect on the Group’s financial statements.

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

Rights to frequencies. Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income using the straight-line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

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

Inventory

Inventories are measured at the lower of cost and net realizable value. The Bezeq Group elected to base on the moving average method. The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

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

Legal claims. Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

●	More likely than not-more than 50% probability;

●	Possible-probability higher than unlikely and less than 50%; or

●	Remote probability of 10% or less.

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

The Bezeq Group’s revenues decreased to NIS 8.92 billion for the year ended December 31, 2019 due to reduced revenues in all of the Bezeq Group’s main segments. The continued decline in overall revenues reflects the continuing competition in the communications industry in Israel.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including the Bezeq Group’s) minimum contractual obligations and commercial commitments as of December 31, 2019 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations (including interest)	13,374	1,335	2,553	5,377	4,109
Operating lease obligations (including interest)	1,482	419	372	372	320
Purchase obligations	408	408	-	-	-
Other long-term obligations	1,542	549	669	237	87
Total	16,806	2,711	3,594	5,985	4,516

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management

Darren Glatt	44	Chairman of the Board of Directors
Phil Bacal	34	Director
Ran Fuhrer	35	Director
Stephen Joseph(1) (2)	39	Director
Tomer Raved	35	Chief Executive Officer and Director
Shlomo Zohar	67	Director
Michael Klahr(1) (2)	43	External Director
Efrat Makov(1) (2)	52	External Director
Itzik Tadmor	39	Chief Financial Officer
Bezeq Group’s Executive Management
Dudu Mizrahi	50	Chief Executive Officer of Bezeq
Yali Rothenberg	45	Chief Financial Officer of the Bezeq Group
Ran Guron	51	Chief Executive Officer of Pelephone, DBS and Bezeq International

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

In January 2019, we announced the appointment of Ami Barlev, then Chairman of the Board, as the new Chief Executive Officer replacing Doron Turgeman. Doron Turgeman remained as CEO of Internet Gold, our controlling shareholder at the time. At that time, Mr. Shlomo Zohar, a director of our company, was appointed to serve as Chairman of the Board instead of Mr. Barlev, who continued to serve as a director.

In February 2019, we accepted the recommendation of the Board of Directors of Internet Gold for the appointment of a new Board member, Ms. Sharon Avidar. Ms. Avidar served as director until our 2019 annual general meeting.

At our 2019 annual general meeting, Shlomo Zohar was elected to serve as director until our 2020 annual general meeting.

At our General Meeting of Shareholders in November 2019, we also elected two new external directors to hold office for three years. Mr. Michael Klahr replaced Mr. Moshe Rosenthal following nine (9) years of service by Mr. Rosenthal as an external director. Ms. Efrat Makov replaced Ms. Debbie Saperia following 12 years of service by Ms. Saperia as an external director. Ms. Saperia and Ms. Makov served concurrently until Ms. Saperia’s term ended in January 2020.

Messrs. Darren Glatt, Phil Bacal, Ran Fuhrer and Stephen Joseph were appointed to the Board on November 25, 2019. Mr. Glatt replaced Shlomo Zohar as Chairman of the Board. Mr. Raved was appointed by the Board in January 2020. All of the non-external directors will stand for election in the 2020 Annual General Meeting. Mr. Tomer Raved was also appointed as our new Chief Executive Officer replacing Mr. Ami Barlev in January 2020.

There are no family relationships among any of our directors or executive officers.

Our Directors and Officers

Darren Glatt was appointed by the Board to serve as our Chairman of the Board in December 2019. Mr. Glatt is a Partner at Searchlight Capital Partners, overseeing the firm’s efforts in the technology, media and telecommunications (“TMT”) sectors and serving as co-head of the firm’s infrastructure investing efforts. Prior to joining Searchlight in 2013, Mr. Glatt worked as a Partner in the Private Equity Group at Apollo Management, L.P., where he focused on both equity and credit investing in a range of industries that included TMT, Consumer, Leisure and Shipping, among others. Mr. Glatt also held positions at Apax Partners and The Cypress Group. He started his career at Bear Stearns in 1998 in New York. In addition to his role on the Board of Directors of the Company, Mr. Glatt is currently a member of the Boards of Bezeq, MediaMath, PatientPoint and Rackspace, and formerly a member of the Boards of Charter Communications, Ocean Outdoor, 160over90, PlayPower, Veritable Maritime and Core Media. Mr. Glatt received a BS from The George Washington University, and an MBA from Harvard Business School.

Phil Bacal was appointed by the Board to serve as a director in December 2019. Mr. Bacal is a Managing Director at Searchlight Capital Partners, participating in the firm’s efforts in the TMT sectors. Prior to joining Searchlight in 2012, Mr. Bacal worked at The Catalyst Capital Group in Toronto, where he worked on distressed debt investments and special situations across various industries. Mr. Bacal started his career at Credit Suisse in 2007 in London, UK. Mr. Bacal is currently a member of the Board of Octave Group, and formerly a member of the Board of Roots Corporation. Mr. Bacal received an HBA from the Richard Ivey School of Business at the University of Western Ontario.

Ran Fuhrer was appointed by the Board to serve as a director in December 2019. Mr. Fuhrer currently serves as a Vice President Business Development with the Neopharm Group; an Israeli-based, privately-held, Healthcare & Consumer Wellness products enterprise. Previously, Mr. Fuhrer served as a Manager of Business Development for Celgene Corp. (headquartered in Summit, NJ. NASDAQ: “CELG”), where, he headed the company’s new opportunities evaluation process. Additionally, Mr. Fuhrer served as a Director at A.D.O. Group Ltd. (TASE: “ADO”), a major property owner in Berlin, Germany. Mr. Fuhrer is also a board member at Bezeq.

Stephen Joseph was appointed by the Board to serve as a director in December 2019. Mr. Joseph is the Chief Operating Officer and Chief Financial Officer of Ocean Outdoor Limited (LSE: OOUT), an outdoor media and advertising company. Ocean listed on the London Stock Exchange in January 2019 after partnering with a U.S. founded SPAC, Ocelot Partners, in March 2018. Over the last 5 years Ocean has completed 8 acquisitions and now operates across seven countries. Stephen is involved in all aspects of the business, which includes M&A, commercial arrangements, operations, finance, HR, IT and legal. He is now responsible for managing the local market management teams and integrating the acquired businesses as well as assessing further acquisitions. Earlier at Ocean he helped grow the business from a venture capital backed enterprise that was loss making to mid cap and then large cap private equity investors before putting the company on the public markets. Mr. Joseph received a First Class Honours degree, a BSc Business and Financial Economics, from the University of Leeds and is a chartered accountant qualifying at KPMG.

Tomer Raved was appointed by the Board to serve as our Chief Executive Officer and as a director in January 2020. Mr. Raved is an experienced investment banker and a former M&A lawyer. In the past decade, Mr. Raved has advised telecom, media and tech companies on M&A and capital raises and has completed transactions valued at over $300bn in aggregate with US and Israeli clients, such as Verizon, AT&T, Disney, IBM, KKR, Apollo and many others. Mr. Raved joined the Company from RBC Investment Bank, where he was a Director and a Vice President since 2016. Previously, Mr. Raved was an Associate Director at UBS Investment Bank. Mr. Raved has an MBA degree with specialization in Finance and Accounting from NYU Stern School of Business, as well as an L.L.B. degree and a B.A. degree in Economics from Tel-Aviv University.

Shlomo Zohar has served as a director since September 2018. Mr. Zohar served as Chairman of the Board from January 2019 to December 2019. Prior to his election as director, he served as director of Delek USA Energy, Inc. (NYSE: DK). Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar has been Chief Executive Officer of A.D.O. Group Ltd. (TASE:ADO) since July 2011 until December 2018 (and is an executive vice chairman of the Board of ADO Properties SARL (ETR:ADJ)). He has been chairman of the board of Naaman Group (N.V.) Ltd. since February 2012. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zhohar & Co., CPA (Isr). He is a certified public accountant in Israel. He received his undergraduate degree in economics and accounting from Bar-Ilan University and an MBA degree from McGill University.

Michael Klahr was initially elected as an external director by our shareholders at our 2019 annual general meeting of shareholders, which took place in November 2019. Mr. Klahr was a Director and Senior Equity Analyst at Citigroup (NYSE:C) in Israel from February 2010 until August 2019, responsible for Israel, Greece and Russian Consumer research coverage. He was a Director and Senior Investment Analyst at Pamplona Capital Management in Israel from May 2007 until December 2008, with a focus on emerging market telecommunications and bank stocks. Mr. Klahr worked as a Vice President and Senior Equity Analyst at Deutsche Bank (NYSE:DB) in Israel between August 2005 and April 2007, with responsibility for domestic Israel research coverage. Prior to that, he worked at UBS Group (NYSE:UBS) in Israel and at JPMorgan Chase (NYSE:JPM) in London. He holds a BSc Joint Hons. degree in Psychology and Philosophy from the University of Leeds. In his past roles, Mr. Klahr has conducted independent analytical reviews on the Bezeq Group.

Efrat Makov was initially elected as an external director by our shareholders at our 2019 annual general meeting of shareholders, which took place in November 2019. Ms. Makov has served as a director of BioLight Life Sciences Ltd. (TASE: BOLT) (formerly Bio Light Israeli Life Sciences Investments Ltd.), an emerging global ophthalmic company, since April 2011. Ms. Makov previously served as a director of Kamada Ltd. (NASDAQ: KMDA) and of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCanCell Ltd.), a clinical-stage biopharmaceutical company. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN) (n/k/a Safenet, Inc.), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (n/k/a Ellomay Capital), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Itzik Tadmor has served as our company's Chief Financial Officer since January 2019. Mr. Tadmor has served as our company’s Principal Financial Officer from May 2015 until January 2019. Mr. Tadmor served as our company’s controller from September 2011 until May 2015. Prior to joining our company, Mr. Tadmor worked at PriceWaterhouseCoopers (PwC) for six years. Mr. Tadmor received a bachelor's degree in Accounting and Economics and an M.B.A. degree from Tel-Aviv University. Mr. Tadmor is also a Certified Public Accountant in Israel.

Executive Management of the Bezeq Group

Dudu Mizrahi was appointed as CEO of Bezeq effective September 1, 2018. Prior to his appointment, Mr. Mizrahi served as Deputy CEO of Tnuva. Prior to that, Mr. Mizrahi served as Deputy CEO and Chief Financial Officer of the Bezeq Group for four years. Previously, he acted as VP Economics & Budgeting of Bezeq, and in total worked for 20 years at Bezeq.

Yali Rothenberg has served as VP Finance of Bezeq and Chief Financial Officer of the Bezeq Group since September 2017. Between 2012 to 2017, Mr. Rothenberg was the Deputy Chief Accountant, Head of Finance and Credit Division at Israel’s Treasury Department. Mr. Rothenberg also served as a director of Ashdod Port Ltd. between 2014 and 2016. Mr. Rothenberg holds a B.A. degree in Economics from Touro University, New York, and an M.B.A. degree majoring in Finance from Bar Ilan University.

Ran Guron has served as the chief executive officer of Pelephone since November 2015, as the chief executive officer of DBS since August 2018 and as the chief executive officer of Bezeq International since January 2019. Previously, he served as the Deputy CEO and VP Marketing of Bezeq from March 2011 to October 2015. Before becoming Deputy CEO at Bezeq, he was VP Marketing – CMO at Bezeq for 5 years. From 2003 to 2005, Mr. Guron was VP Marketing at 013 Barak (currently 013 Netvision Ltd.) He serves as Mentor for Microsoft Ventures Accelerator Tel-Aviv program for startups. Mr. Guron is the founder of the Yair Guron Memorial Scholarship R&D Fund in the Arava region. Mr. Guron holds an M.B.A. degree and a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem.

B.	Compensation

During 2019 we had two executive officers, Ami Barlev, our former CEO and Itzik Tadmor, our Chief Financial Officer, and six directors. Other than such officers, we had four additional employees who were engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors as a group (6 persons) for the year ended December 31, 2019 was NIS 1.4 million (approximately $417,000). This amount includes director's compensation, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2019, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors.

Our services agreement with our former Chief Executive Officer, Doron Turgeman, was terminated in January 2019. He was replaced by Ami Barlev, who waived his salary as CEO and only received compensation for his role as Director. Mr. Barlev was replaced by Tomer Raved on January 9, 2020.

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

The following table includes information for the year ended December 31, 2019 concerning compensation for our named executive officers (for 2019). All amounts are in US dollars:

	Ami Barlev (Chief Executive Officer) [1]	Itzik Tadmor (Chief Financial Officer)
Annual fixed salary	-	115,000
Retention Bonus (treated as salary costs in the company’s financial statements).	-	15,000
Annual and special Bonus (treated as salary costs in the company’s financial statements).	-	-
Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	-	8,500

(1)

Ami Barlev was replaced by Tomer Raved in January 2020. These amounts apply to Mr. Barlev only.

On February 13, 2020, our shareholders approved the compensation terms for Mr. Raved. Among such terms, in addition to his fees as director, Mr. Raved is entitled to a monthly base salary of NIS 94,330 and a one-time grant of options to purchase up to 2,677,362 of our ordinary shares, representing as of the date of his employment agreement, 2.25% of the issued and outstanding share capital of the company.

For 2019 we paid each of our external directors, as well as to independent directors, annual fees of NIS 49,000 (approximately $14,000) and a per meeting attendance fee of NIS 1,275 (approximately $370). Such fees are paid based on the “Fixed” fees set forth in regulations promulgated under the Israeli Companies Law. According to the regulations, an external director (and our independent director) is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

We have determined to pay our directors (including our external directors) compensation equal to the maximum statutory amount for external directors of companies of our size set forth from time to time in the Israeli Companies Regulations. Based on our size at present, this amount does not exceed NIS 84,000 per year. In addition, as set forth in the Regulations, the directors shall be entitled to a per-meeting fee, in accordance with the maximum statutory amount for such fees set forth in the Regulations. If reelected at the 2020 Annual Meeting, each of the director nominees will be entitled to receive that compensation.

Certain of the director nominees— Messrs. Stephen Joseph, Michael Klahr Tomer Raved and Shlomo Zohar, and Ms. Efrat Makov—have been classified by our Board as possessing financial expertise (as defined under the Companies Law regulations) and are therefore entitled to receive a higher annual compensation amount, at the level prescribed for an “expert director” under the External Director Compensation Regulations.

Our internal auditor, who is also deemed to be an “officer” in accordance with the Israeli Companies Law, received approximately NIS 62,000 (approximately $18,000) for his services in 2019. Such costs are treated as general and operating costs in our financial statements.

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

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Searchlight owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption would cease to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

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

Our Board of Directors has determined that each of Ms. Efrat Makov (chair) and Mr. Michael Klahr, our external directors under Israeli law, and Mr. Stephen Joseph qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

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

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Ms. Efrat Makov (chair), Mr. Stephen Joseph and Mr. Michael Klahr. Our board of directors has determined that Ms. Efrat Makov, Mr. Klahr and Mr. Stephen Joseph qualify as audit committee financial experts, as defined by rules of the SEC. The audit committee meets at least once each quarter.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law and Israeli Securities Law. On December 21, 2017, our shareholders approved a directors and officers’ liability insurance policy effective November 1, 2017 and terminating on October 31, 2018. The total coverage for each individual claim and in the aggregate was up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981. In September 2018, our shareholders approved an amended policy with the same coverage of $10,000,000 for a claim and in the aggregate and a premium of approximately $450,000. It will terminate on May 1, 2020. The amended policy also includes side “A” directors and officers liability coverage, which is for the benefit of our Directors and Executive Officers, but only in situations where coverage under the General Policy has been exhausted or is otherwise insufficient or unavailable. The total coverage for each individual claim and in the aggregate in the side “A” policy is up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981. It carries a premium of approximately $160,000 and terminates on May 1, 2020. In the 2020 General Meeting of the shareholders, which will be held on April 30, 2020, our shareholders will vote on new indemnification letters for our directors and officers, and a new run-off insurance policy.

D.	Employees

On December 31, 2019, we had four (4) employees. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2019, the Bezeq Group employed 10,212 persons, of whom 5,256 persons were employed by Bezeq, 2,202 persons were employed by Pelephone, 1,419 persons were employed by Bezeq International and 1,335 persons were employed by DBS.

On December 31, 2018, we had five (5) employees, some of whom also provided services to Internet Gold.

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

E.	Share Ownership

None of our directors or executive officers held any ordinary shares of our company as of April 23, 2020.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of April 23, 2020 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ownership(2)
Major Shareholders
Searchlight Capital Partners II GP (Cayman), Ltd. and affiliated entities(3)	69,994,038		60.2%
T.N.R. Investments Ltd.(4)	13,248,905	(5)	11.4%
Internet Gold-Golden Lines Ltd.(6)	8,383,234		7.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 116,316,563 ordinary shares issued and outstanding as of April 1, 2020 (not including 19,230 shares held as treasury stock).

(3)	Based on a Schedule 13D filed with the SEC on December 9, 2019. Based on that Schedule 13D, Searchlight II BZQ, L.P., a Cayman Islands limited partnership, is the record holder of the subject ordinary shares. Searchlight Capital Partners II GP (Cayman), Ltd., or Searchlight Capital Partners, is the managing member of Searchlight Capital Partners II GP, LLC, which is the general partner of Searchlight Capital Partners II GP, L.P., which is the general partner of each of SC II BZQ, L.P. and SC II PV BZQ, L.P., which are the shareholders of Searchlight BZQ GP, which is the general partner of Searchlight II BZQ, L.P. There are three managers of Searchlight Capital Partners. Those managers directly or indirectly control the investment and voting decisions with respect to the subject ordinary shares. The address of the principal office of these shareholders is c/o Searchlight Capital Partners, L.P., 745 5th Avenue— 27th Floor, New York, NY 10151, Attention: Nadir Nurmohamed.

(4)	Based on a Schedule 13D filed with the SEC on December 9, 2019. Based on that Schedule 13D, T.N.R. Investments Ltd., or TNR, holds the subject ordinary shares. Mr. David Fuhrer and his wife Mrs. Michal Fuhrer own the shares of TNR in equal parts. Mr. Ran Fuhrer, David’s and Michal’s son, serves as a member of the board of directors of TNR but does not possess voting or investment authority with respect to these shares. The address of TNR’s principal office is 6 Hashiloach, Petach-Tikva, 4951439, Israel.

(5)	In addition to these ordinary shares of held by TNR, T.N.R Real Estate Ltd., an affiliate of TNR, holds 2,546,320 shares of Bezeq.

(6)	Based on a Schedule 13D/A filed by Internet Gold with the SEC on December 10, 2019. The address of this shareholder is 65 Yigal Alon, Tel Aviv 6744316, Israel.

Significant Changes in the Ownership of Major Shareholders

As reported by Internet Gold on a Schedule 13D/A filed with the SEC on December 10, 2019, on June 24, 2019, we entered, together with Internet Gold, Searchlight II BZQ, L.P. and T.N.R. Investments Ltd. into the Searchlight-Fuhrer SPA. At the closing of the transaction, Internet Gold sold its entire equity holdings in our company for NIS 225 million, while at the same time it made an investment in our company of NIS 345 million. In consideration for such investment, Internet Gold received NIS 310 million par value of our Series C debentures and was issued 8,383,234 ordinary shares of our company, which constitute approximately 7.21% of our ordinary shares.

As reported by Searchlight on its Schedule 13D filed on December 9, 2019 with the SEC, as a result of the transactions executed by the Searchlight-Fuhrer SPA, Searchlight became the owner of 69,994,038 of our ordinary shares, which constitute approximately 60.20% of our ordinary shares.

As reported by TNR on its Schedule 13D filed on December 9, 2019 with the SEC, as a result of the transactions executed by the Searchlight-Fuhrer SPA, TNR became the owner of 13,248,905 of our ordinary shares, which constitute approximately 11.39% of our ordinary shares.

Dov Yelin, Yelin Lapidot Holdings Management Ltd. and Yair Lapidot reported a 5.03% holding in our equity amounting to 1,504,308 ordinary shares of our company, on their Schedule 13G filing on January 3, 2019. On February 11, 2019, Yelin Lapidot reported on Schedule 13G/A an increase to 5.05% amounting to a total of 1,510,858 ordinary shares of our company. On January 27, 2020, Yelin Lapidot reported as of December 31, 2019, a 1.65% holding in our equity amounting to 1,922,741 ordinary shares of our company. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Meitav Dash Investments Ltd, reported a 5.15% holding in our equity amounting to 1,540,321 ordinary shares of our company, on their Schedule 13G/A filing on December 26, 2018. On January 15, 2019, they reported a decrease in their Schedule 13G/A to 4.99% amounting to a total of 1,491,107 ordinary shares of our company. The address of Meitav Dash is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Searchlight and Fuhrer have entered into a voting agreement pursuant to which they have agreed that, for so long as an “Israeli partner” in the controlling stake of Bezeq, is mandated by Israeli law, it shall grant a proxy to Fuhrer to vote such number of Ordinary Shares held by it prior to each general shareholders meeting of the Issuer to the extent necessary to allow Fuhrer to be able to vote at such general shareholders meeting a number of Ordinary Shares equal to the greater of (i) Fuhrer’s beneficial ownership percentage, and (ii) nineteen percent (19%).The voting agreement also provides that, under certain circumstances, Searchlight will refrain for voting in favor of certain restricted matters (as defined in the Voting Agreement) without Fuhrer’s prior consent.

Record Holders

Based on a review of the information provided to us by our transfer agent and other information available to our company, as of April 23, 2020, one record holder holding 60.2% of our outstanding ordinary shares had a registered address in the United States. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co. According to the information available to us, as of our last annual general meeting, we had 7,069,580 beneficial holders in the United States.

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

We may have had a personal interest in the transaction since, as at the date of the transaction, Spacecom was controlled by Eurocom Communications, which was our controlling shareholder of at that time. As of May 3, 2018, the connection between Eurocom Communications and Spacecom was severed and we and Bezeq no longer see Spacecom as a related party.

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

On December 5, 2019, the court held a telephonic conference to address plaintiffs’ request that we shall be compelled to produce documents held by Bezeq or DBS. The court denied plaintiffs’ request, and the plaintiffs indicated that they anticipate filing a formal motion to compel us to produce these documents. The court directed the parties to meet and confer about what discovery would be needed in advance of plaintiffs’ anticipated motion. The company’s counsel and the plaintiffs engaged in settlement negotiations in early 2020 and subsequently entered into a Memorandum of Understanding dated February 3, 2020 setting forth key settlement terms. Counsel and the plaintiffs advised the court on February 3, 2020 that we had reached a settlement in principal, and the court issued an order dated February 4, 2020 staying all deadlines in the litigation and directing the parties to file a motion for approval of the settlement on or before March 3, 2020. We executed a stipulation of settlement dated March 3, 2020. The stipulation of settlement provides in relevant part that the company (or its insurer) will pay a total of $1.2 million, the litigation will be dismissed with prejudice, and all class members who do not opt out of the settlement will be deemed to fully and finally release all claims against the defendants which were or could have been asserted in the litigation relating to the purchase, holding or sale of the company’s shares during the class period. The settlement will not take final effect unless and until it is approved by the court. The plaintiffs filed a motion for approval of the settlement on March 3, 2020. To date, no person or entity has filed an opposition to the motion. In light of the current COVID-19 coronavirus situation in New York, it is not clear when the court will rule on this motion. The litigation is essentially stayed pending the outcome of the motion for approval of the settlement agreement.

Our company, Internet Gold and five members of our Board of Directors were named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 million out of the dividends distributed by us in May 2016 was distributed unlawfully as such amount was not included in our profit and loss report, and therefore does not qualify as a “surplus” that may be lawfully distributed as dividends under the Israeli Companies Law. A pretrial hearing was held in March 2017, in which the court allowed us to file an additional brief response and a supplementary expert opinion, in order to respond to the arguments. We filed the additional responses on in June 2017. The court further held that the parties should consider the possibility of a constructive dialogue regarding the issues in dispute and instructed the parties to inform the court about the results of this dialogue, and whether they want to set a date for an evidence hearing or additional preliminary motions..

On March 30, 2020, we entered into a settlement agreement. Under the settlement agreement, which is subject to court approval (by both the District Court and the Insolvency Court dealing with Internet Gold’s insolvency proceedings), we will receive a total of NIS 22 million (principal plus accrued interest) of the company’s Series C Debentures currently owned by Internet Gold, in return for a waiver of the derivative action against Internet Gold. The derivative plaintiff will be awarded a total amount of NIS 4.23 million for expenses, lawyers' fees and reward (which amount will come out of the NIS 22 million amount being paid by Internet Gold). The courts’ approvals of the settlement are expected in 2020, but could be delayed by appeals or other proceedings.

Two motions for certification of a class action amounting to a total of NIS 1.8 billion were filed in June 2017 against Bezeq, officers in the Bezeq Group, the Company and companies in the group of the former controlling shareholders of the Company regarding the transaction for Bezeq’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court's decision, a joint motion is expected to be filed instead of these two motions. The proceedings were stayed until March 31, 2020, due to the investigation (as described in Note 1) and at the request of the Attorney General. On March 15 and March 22, 2020, the Ministry of Justice issued Emergency Regulations, due to the Coronavirus. According to the Emergency Regulations, all dates in this matter, including the filing date of the Attorney General updated position regarding the stay of proceedings, were postponed for a month.

Legal proceedings against the Bezeq Group

The Bezeq Group is involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of business, except for the matters described in the following paragraphs. We believe that the ultimate resolution of such matters is unlikely to have a material adverse effect on the Bezeq Group’s consolidated results of operations or financial condition, except as described below for the last two years. For older years, please refer to previous 20-Fs and 6-K furnished by the company

Bezeq's reporting policy is based on considerations of quality and of amount. Bezeq decided that the bar of amount materiality would be events affecting Bezeq's net profit by 5% or more according to its latest annual consolidated financial statements, net of the effects of events not during the regular course of business that have a non-recurring effect on Bezeq’s results, such as impairments of assets, cancellation of tax assets, provisions for employee retirement, capital gains, etc., according to the latest consolidated annual reports of Bezeq. Accordingly, in the absence of relevant qualitative considerations, this section describes legal proceedings involving NIS 65 million or more before tax (approximately NIS 50 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless Bezeq believes the claim has other aspects and/or implications beyond its monetary amount). Submission of class actions in Israel does not involve payment of a free deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Date	Parties	Court	Type of Action	Description	Amount of claim (NIS millions)
April 2019	Customer v. Pelephone, Bezeq International and 6 other companies	Central District	A financial claim filed with a motion to certify as a class action.	The applicants allege that the respondents fail to inform their customers as required concerning the possible risks involved in the use of the internet and the option of joining content filtering services free of charge, and this contrary to the provisions of the Communications Law. Furthermore, the respondents provide abusive website and content filtering services which, they argue, are not sufficiently effective. The applicants claim that the foregoing constitutes, among other things, a violation of the provisions of the Consumer Protection Law, violation of their duties under the Torts Ordinance, a breach of contract and unjust enrichment.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

November 2019	Customer v. Pelephone, Cellcom and Partner	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The applicants claim that Pelephone collected from its customers in the past fees for third parties for content services using the payment means that were provided to Pelephone for paying their cellular bill, and this contrary to the provisions of Pelephone’s license and the provisions in law.	400 (against each of the defendants)

January 2020	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The applicants claim that Pelephone forced every customer that purchased an overseas communications package that includes calls and/or internet browsing from it, via its website or mobile phone App, to consent to receiving advertising notices from it.	The amount of the claim is not specified.

April 2019	Customer v. Bezeq International and other telecommunications operators	District Court (Central)	A financial claim filed with a motion to certify it as a class action.	The applicants allege that Bezeq International does not inform its customers as required concerning the possible risks involved in the use of the internet and the option of joining content filtering services free of charge, and this contrary to the provisions of the Communications Law. Furthermore, Bezeq International provides abusive website and content filtering services which, the applicants argue, are not sufficiently effective.	Not noted.

March 2018	Customer vs Pelephone, Golan Telecom, Cellcom and Hamilton	Central District	A financial claim filed with a motion to certify as a class action.	The claimants allege that the defendants marketed and/or provided mobile radio service to mobile devices manufactured by Xiaomi, from which it was not possible to call emergency numbers in Israel.	65

November 2018	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The claimants allege that, due to disruptions that occurred in Pelephone’s network, the defendant is required to compensate its customers for breach of contract with the customers, as well as a breach of the provisions of its license and various laws, including the Communications Law.	200

December 2018	Customer v. Pelephone	Central District	A financial claim filed with a motion to certify as a class action.	The claimant alleges that Pelephone uses information it has on the location of its subscribers for its business needs, and sends them text messages regarding the sale of relevant services for their location, thereby violating the Protection of Privacy Law.	The amount of the claim is not stated, but the claim is estimated at millions of shekels.

Date	Parties	Court	Type of Action	Description	Amount of the Claim (NIS millions)
February 2018

Bezeq shareholders against Bezeq as a formal respondent and against Bezeq directors at the relevant times to the motion and against the controlling shareholders (indirectly) of Bezeq, Mr. Shaul Elovitch and Mr. Yosef Elovitch

		Tel Aviv District Court - Economic Department	Motion to certify a derivative claim

According to the allegations in the motion, it concerns Bezeq’s execution of an assessment agreement with the Tax Authority which was signed on September 15, 2016 (“the Assessment Agreement”), whereby Bezeq paid the Tax Authority NIS 462 million in tax for financing revenue from loans to DBS, whereas on the other hand, it was agreed that DBS’ losses in respect of financing expenses for Bezeq’s shareholder loans to DBS would be fully recognized for Bezeq after the merger between Bezeq and DBS.

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

The plaintiffs claim that the respondents who are directors violated, inter alia, their duty of caution and fiduciary obligations (and with respect to the respondents who are controlling shareholders of Bezeq, also their duty of fairness), and accordingly the plaintiffs request that the court approve filing of a derivative claim in Bezeq’s name against the respondents, and to require them to compensate Bezeq for the damage allegedly suffered by it as a result of breach of their obligations towards Bezeq.

At the request of the ISA, the process was stayed until August 20, 2018 in view of the investigation. On August 21, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018, with respect to the possibility of advancing the process. On December 31, 2018, the ISA filed a motion to extend the stay period until April 1, 2019.

65 minimum 219 maximum

Date	Parties	Court	Type of Action	Description	Amount of the Claim (NIS millions)
April 2018		Tel Aviv District Court	Motion to certify a class action

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

The court is asked to instruct Bezeq, DBS, the former controlling shareholder in Bezeq, Mr. Shaul Elovitch, and his son Mr. Or Elovitch to submit to the petitioner, as a shareholder in Bezeq, various documents for the purpose of examining the possibility of filing a motion to certify a derivative claim on behalf of Bezeq. According to the petitioner, the controlling shareholder of Bezeq, B Com, and Messrs. Elovitch breached their duties of loyalty and fairness towards Bezeq in that the sale of 115 million Bezeq shares on February 2, 2016 by B Com while B Com and Messrs. Elovitch used inside information about Bezeq, and at a value significantly higher than the real value of the shares. The petitioner argues that this sale produced unlawful profits for B Com in the amount of NIS 313 million. The alleged inside information is that the financial statements of DBS and Bezeq supposedly did not reflect Bezeq’s de facto financial position, but rather a “free cash flow” that was allegedly inflated in order to increase the consideration in the transaction in which Bezeq acquired the shares of Eurocom Communications Ltd. in DBS (“Yes Transaction”). There is another motion pending against Bezeq to certify a derivative claim in connection with the Yes Transaction, which is stayed due to the ISA’s investigation. In this current motion, the petitioner argues that despite the fact that its motion is based in part on the same factual background, it is different from the existing proceedings in this matter. In view of the Investigation, the proceeding was stayed, at this stage until April 1, 2019.

Date of Filing of the Claim	Parties	Court	Type of Action	Description	Amount of the Claim (NIS millions)
May 2018	Walla website visitors against Walla	Tel Aviv District Court	Motion to certify a class action	It alleges that on its website, Walla publishes “advertising-related articles” without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort and unjust enrichment.	60
December 2018	Site visitors to the respondents’ websites against Walla and four other respondents	Central District Court	Motion to certify a class action

It is alleged that Walla and two of the other defendants published advertisements on their websites and applications for the marketing, sale and distribution of smoking and tobacco products, including electronic smoking products, which are allegedly manufactured and distributed by two other defendants. The petitioners’ main argument in the claim is that such advertisements are prohibited by law in general, and, specifically, when targeted to minors. The petitioners further claim that use of certain advertising and marketing means is prohibited, and this constitutes, inter alia, a violation of the provisions of the Restriction on Advertising and Marketing of Tobacco Products Law, the Consumer Protection Law, the Consumer Protection Regulations (Advertisements and Marketing Methods Targeted at Minors), breach of statutory duty, violation of personal autonomy, negligence, breach of the duty of good faith and unjust enrichment

300 (Against all 5 respondents)
December 2018	Walla website visitors against Walla	Tel Aviv District Court	Motion to certify a class action

It is alleged that Walla biased press coverage on its website in favor of the Prime Minister, allegedly in exchange for excessive regulatory benefits granted to its controlling shareholder - Bezeq, and its (former) controlling shareholder. The petitioner alleges that the members of the class suffered non-monetary damage in the form of a violation of autonomy, and also demands restitution of Walla’s alleged unjust "enrichment." As stated in the motion, the amount of the class action is unknown.

The amount of the claim or that it is a non-monetary claim was not indicated.
March 2019	Site visitors to the respondents’ websites against Walla and eight other respondents	Tel Aviv District Court	Motion to certify a class action

It was alleged that Walla and other defendants publish “advertising-related articles” on their websites, their applications and the social media without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort, breach of the duty of good faith and unjust enrichment. The plaintiffs also refer to the motion to certify a class action on a similar subject (section A above) and indicate that they wish to add further layers to the motion to certify.

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

On May 21, 2015, our Board of Directors declared a dividend of NIS 2.24 per share and approximately NIS 67 million in the aggregate. The dividend was paid on June 2, 2016.

On August 31, 2015, our Board of Directors declared a dividend of NIS 0.73 per share and approximately NIS 22 million in the aggregate. The dividend was paid on September 25, 2016.

On November 19, 2015, our Board of Directors declared a dividend of NIS 1.27 per share and approximately NIS 38 million in the aggregate. The dividend was paid on December 23, 2016.

On May 25, 2016, our Board of Directors declared a dividend of NIS 11.88 per share and approximately NIS 355 million in the aggregate. The dividend was paid on June 29, 2016.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Global Select Market under the ticker symbol “BCOM” and on the Tel Aviv Stock Exchange. Our primary holding is our interest in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ)

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

Rights Attached to Shares

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

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

C.	Material Contracts

Pursuant to the share purchase agreement, dated as of June 24, 2019 by and among the company, Internet Gold — Golden Lines Ltd., T.N.R. Investments Ltd. and Searchlight BZQ on December 2, 2019, the purchasers acquired 19,363,396 Ordinary Shares from Internet Gold, and 63,879,547 newly issued Ordinary Shares from our company, for an aggregate purchase price of NIS 491,697,105.

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

General Corporate Tax Structure

As of January 1, 2018, the corporate tax rate is 23%.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2019. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at 144 Menachem Begin Road, Tel Aviv 6492102, Israel. We will provide a copy of this annual report containing our financial statements upon shareholders’ request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Effects of Currency Fluctuations

Our unconsolidated net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 17.7 million (approximately $5.1 million) at December 31, 2019. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in our yearly financial income of NIS 177 thousands (approximately $51 thousands).

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

The Bezeq Group’s net exposure to changes in foreign currency exchange rates was NIS 142 million (approximately $41 million) as of December 31, 2019. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an immaterial increase or decrease in Bezeq’s yearly financial expenses.

Effects of Changes in the Israeli Consumer Price Index

Our unconsolidated net exposure to changes in the Israeli CPI was immaterial as of December 31, 2019.

The Bezeq Group’s net exposure to changes in the Israeli CPI was NIS 4.4 billion (approximately $1.27 billion) at December 31, 2019. The exposure primarily consists of Bezeq’s debentures which are linked to the Israeli CPI. As of December 31, 2019, Bezeq holds forward contracts on the Israeli CPI in the amount of NIS 1.55 billion (approximately $449 million). Each increase or decrease of 1% in the Israeli CPI will result in NIS 24 million (approximately $7 million) increase or decrease in the Bezeq Group’s yearly financial expenses.

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2019, we had NIS 413 million (approximately $120 million) of cash and cash equivalents, NIS 39 million (approximately $11 million) of restricted cash and NIS 46 million (approximately $13 million) of Israeli governmental bonds.

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

Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F. As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police, our management was unable to fully assess our disclosure controls and procedures. Accordingly, our management concluded that our disclosure controls and procedures are ineffective.

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

In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. As a consequence of the investigations of Bezeq and several of its directors and senior officers by both the ISA and Israel’s Police, we attempted to assess these investigations through the scope of our own internal control over financial reporting. However, due to provisions of Israeli law concerning obstructing investigation proceedings both Bezeq and we were prevented from examining all matters known to us that were raised in the investigations and accordingly we are unable to fully assess the effects of the investigations on our financial statements and internal controls over financial reporting. Therefore, Management concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2018.

As explained in last year’s Annual Report, we undertook a comprehensive internal investigation at great expense and found no evidence of violations of the Foreign Corrupt Practices Act by our company. Our management believes that our then existing work process was adequate, that there were no material deficiencies in our controls and that the material weakness at Bezeq could not have been prevented by our company. Although we believe that there were no weaknesses in relation to the activity of our company, our Audit Committee engaged special legal counsel to assist us in designing and implementing certain prospective improvements to our existing internal processes and controls.

We are continuing our efforts to strengthen our longstanding control processes. The procedures and controls were improved, including training processes; working procedures with Bezeq’s finance departments and financial managers; procedures for appointing directors to the board of directors of Bezeq; and procedures for working with Bezeq’s internal enforcement team. We are committed to maintaining a strong internal control environment.

While we believe that our current internal controls are working appropriately, we remain unable to assess our internal controls for prior periods because of ongoing criminal proceedings against Bezeq and several of its directors and senior officers. Accordingly, the Company’s internal control over financial reporting remains ineffective as of December 31, 2019 because we cannot assess the impact, if any, of the criminal proceedings on our future financial statements.

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. This year, Management's report was not subject to attestation by our registered public accounting firm pursuant to an exemption for non-accelerated filers from the internal control audit requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

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

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, controller and persons performing similar functions. Our code of ethics is available for viewing on our website at www.bcommunications.co.il. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

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

Year Ended December 31,
	2018		2019
Services Rendered	Unconsolidated	Consolidated	Unconsolidated	Consolidated
Audit and audit-related fees(1)	NIS 555,000	NIS 6,235,000	NIS 532,000	NIS 3,899,000
Tax and all other fees(3)	NIS 109,000	NIS 947,000	NIS 214,000	NIS 1,296,000
Total	NIS 664,000	NIS 7,182,000	NIS 746,000	NIS 5,195,000

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice.

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

No ordinary shares of our company were purchased by us or on our behalf or by any affiliated purchaser during 2019.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Searchlight holds more than 50% of our voting power. Under NASDAQ Stock Market Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

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

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

●	The requirement that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The requirement regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)
1.2	Amended and Restated Articles of Association of the Registrant(2)
2.1	Specimen of Ordinary Share Certificate(1)
2.2	Description of Ordinary Shares (3)
4.1	English translations of Control Permits issued by the Prime Minister of Israel and Israeli Minister of Communications following the Searchlight-Fuhrer transaction in 2019
4.2	Directors’ and Officers’ Compensation Policy, May 2019(4)
4.6	Share Purchase Agreement, dated as of June 24, 2019 by and among Internet Gold—Golden Lines Ltd., B Communications Ltd., Searchlight II BZQ, L.P., and T.N.R. Investments Ltd.
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Attached as Appendix A to the Registrant’s Proxy Statement for its extraordinary general meeting of shareholders held on February 13, 2020, annexed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of January 2020, furnished to the Securities and Exchange Commission on January 9, 2020 and incorporated herein by reference.

(3)	Attached as Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on May 15, 2019 and incorporated herein by reference.

(4)	Attached as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on May 15, 2019 and incorporated herein by reference.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B COMMUNICATIONS LTD.

By:	/s/ Tomer Raved
Tomer Raved
Chief Executive Officer

By:	/s/ Itzik Tadmor
Itzik Tadmor
Chief Financial Officer

Dated: April 23, 2020

B Communications Ltd.

Consolidated Financial Statements

As at December 31, 2019

B Communications Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

B Communications Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of B Communications Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investigation related to Bezeq The Israel Telecommunications Corp. Ltd., a subsidiary of the Company (Bezeq), Bezeq’s subsidiary DBS Satellite Services (1998) Ltd, and former officers in these companies (collectively referred to as the accused parties) as described below, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 1 to the consolidated financial statements, a joint investigation of the accused parties is being conducted by the Israel Securities Authority and the Israel Police. The basis of the investigations is the suspicion that the accused parties committed offenses under the Israel Securities’ Law and the Penal Code, with respect to transactions related to the Company’s controlling shareholder. Bezeq does not have complete information concerning the investigations, including any content, materials, or evidence which may be in the possession of the legal authorities. Accordingly, Bezeq is unable to assess the effects of the investigation, the findings, and their results on Bezeq’s consolidated financial statements and the estimates used in the preparations of these consolidated financial statements, if any. As a result, we were unable to obtain sufficient appropriate audit evidence as to the effect, if any, of the investigation proceedings on the Company’s consolidated financial statements.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2019 have been translated into United States dollars (dollars) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2B to the consolidated financial statements.

Initial application of new standard

As discussed in Note 3.7 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2018 due to the early adoption of International Financial Reporting Standard No. 16, Leases.

Legal and Regulatory Matters

We draw attention to Note 22 to the consolidated financial statements regarding class actions, which were filed against the Company relating to the investigation mentioned above.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

We have served as the Company’s auditor since 2000.

Tel Aviv, Israel

April 23, 2020

B Communications Ltd.

Consolidated Statements of Financial Position as of

(In millions)

				Convenience
				Translation into
				US$
		December 31		(Note 2C)
		2018	2019	2019
	Note	NIS	NIS	US$

Current assets
Cash and cash equivalents	5	1,104	814	236
Restricted cash	15C	-	39	11
Investments	6	1,780	1,241	360
Trade receivables, net	7	1,773	1,689	489
Other receivables	7	269	313	90
Assets held for sale		-	43	12
Inventory	3.10	97	93	27

Total current assets		5,023	4,232	1,225

Non-current assets
Long-term trade and other receivables	7	470	477	138
Property, plant and equipment	8	6,313	6,032	1,745
Intangible assets	9	4,227	3,180	920
Deferred expenses and non-current investments	10	509	366	106
Broadcasting rights, net of rights exercised	11	60	59	17
Rights of use assets	14	1,504	1,182	342
Deferred tax assets	21	1,205	59	17
Investment property	13	64	-	-

Total non-current assets		14,352	11,355	3,285

Total assets		19,375	15,587	4,510

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Financial Position as of (cont’d)

(In millions)

				Convenience
				translation into
				US$
		December 31		(Note 2C)
		2018	2019	2019
	Note	NIS	NIS	US$
Current liabilities
Bank loans and debentures	15	3,997	1,007	291
Leases liabilities	14	445	416	120
Trade and other payables	16	1,702	1,425	413
Current tax liabilities	21	8	-	-
Provisions	17	175	125	36
Employee benefits	20	581	654	189
Total current liabilities		6,908	3,627	1,049

Non-current liabilities
Bank loans and debentures	15	9,637	10,412	3,013
Leases liabilities	14	1,106	969	280
Employee benefits	20	445	356	103
Other liabilities		175	139	40
Provisions	17	38	49	14
Deferred tax liabilities	21	302	237	69
Total non-current liabilities		11,703	12,162	3,519

Total liabilities		18,611	15,789	4,568

Equity (Deficit)	25
Attributable to shareholders of the company		228	(187)	(54)
Non-controlling interests		536	(15)	(4)

Total equity (deficit)		764	(202)	(58)

Total liabilities and equity (deficit)		19,375	15,587	4,510

Date of approval of the financial statements: April 23, 2020

/s/ Tomer Raved	/s/ Itzik Tadmor
CEO	CFO

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					US$
					(Note 2C)
		2017	2018	2019	2019
	Note	NIS	NIS	NIS	US$

Revenues	26	9,789	9,321	8,929	2,584

Costs and expenses
Depreciation, amortization and impairment		2,117	2,387	2,064	597
Salaries	27	2,007	1,995	1,937	560
General and operating expenses	28	3,906	3,394	3,276	948
Impairment losses	9	129	2,294	1,274	369
Other operating expenses (income)	29	20	635	(188)	(54)

		8,179	10,705	8,363	2,420

Operating profit (loss)		1,610	(1,384)	566	164

Financing expenses (income)
Finance expenses		586	620	738	213
Finance income	15	(69)	(89)	(266)	(77)

Financing expenses, net	30	517	531	472	136

Profit (loss) after financing expenses, net		1,093	(1,915)	94	28

Share of loss in equity-accounted investee		5	3	2	1

Profit (loss) before income tax		1,088	(1,918)	92	27

Income tax expenses (benefit)	21	347	(59)	1,473	426

Net profit (loss) for the year		741	(1,859)	(1,381)	(399)

Profit (loss) attributable to:
Shareholders of the company		78	(1,029)	(853)	(247)
Non-controlling interests		663	(830)	(528)	(152)

Net profit (loss) for the year		741	(1,859)	(1,381)	(399)

Earnings (loss) per share	31
Basic		2.62	(35.46)	(19.76)	(5.72)
Diluted		2.62	(35.46)	(19.76)	(5.72)

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

(In millions)

				Convenience
				translation into
				US$
				(Note 2C)
	2017	2018	2019	2019
	NIS	NIS	NIS	US$

Net profit (loss) for the year	741	(1,859)	(1,381)	(399)

Items of comprehensive profit (loss), net of tax	(8)	42	(32)	(9)

Total comprehensive profit (loss) for the year	733	(1,817)	(1,413)	(408)

Attributable to:
Shareholders of the Company	76	(1,018)	(862)	(249)
Non-controlling interests	657	(799)	(551)	(159)

Total comprehensive profit (loss) for the year	733	(1,817)	(1,413)	(408)

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital								Non-
	Number of		Share	Treasury		Other	Retained		Controlling	Total
	Shares (1)	Amount	premium	Shares		reserves	earnings	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2017	29,889,045	3	1,057	(*)		(46)	156	1,170	2,131	3,301

Changes during 2017:
Dividends to non-controlling interests	-	-	-	-		-	-	-	(948)	(948)

Other comprehensive loss, net of tax	-	-	-	-		1	(3)	(2)	(6)	(8)
Net profit for the year	-	-	-	-		-	78	78	663	741
Comprehensive profit for the year	-	-	-	-		1	75	76	657	733

Balance as at December 31, 2017	29,889,045	3	1,057	(*	)	(45)	231	1,246	1,840	3,086

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital						Retained		Non-
	Number of		Share	Treasury		Other	earnings		Controlling	Total
	Shares (1)	Amount	premium	Shares		reserves	(deficit)	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2018	29,889,045	3	1,057	(*)		(45)	231	1,246	1,840	3,086

Changes during 2018:
Dividends to non-controlling interests	-	-	-	-		-	-	-	(505)	(505)

Other comprehensive profit, net of tax	-	-	-	-		7	4	11	31	42
Net profit (loss) for the year	-	-	-	-		-	(1,029)	(1,029)	(830)	(1,859)
Comprehensive profit (loss) for the year	-	-	-	-		7	(1,025)	(1,018)	(799)	(1,817)

Balance as at December 31, 2018	29,889,045	3	1,057	(*	)	(38)	(794)	228	536	764

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Changes in Equity (Deficit)

(In millions except share data)

	Attributable to shareholders of the Company										Convenience
	Share capital								Non-	Total	Translation
	Number of		Share	Treasury		Other			Controlling	equity	into US$
	Shares (1)	Amount	premium	Shares		reserves	Deficit	Total	interests	(deficit)	(Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2019	29,889,045	3	1,057	(*)		(38)	(794)	228	536	764	221

Changes during 2019:
Issuance of ordinary shares, see Note 25	86,427,518	9	438	-		-	-	447	-	447	130

Other comprehensive loss, net of tax	-	-	-	-		-	(9)	(9)	(23)	(32)	(9)
Loss for the year			-	-		-	(853)	(853)	(528)	(1,381)	(400)
Comprehensive loss for the year	-	-	-	-		-	(862)	(862)	(551)	(1,413)	(409)

Balance as at December 31, 2019	116,316,563	12	1,495	(*	)	(38)	(1,656)	(187)	(15)	(202)	(58)

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				US$
				(Note 2C)
	2017	2018	2019	2019
	NIS	NIS	NIS	US$

Cash flows from operating activities
Net profit (loss) for the year	741	(1,859)	(1,381)	(399)

Adjustments:
Depreciation, amortization and impairment	2,117	2,387	2,064	597
Loss from impairment of assets	129	2,293	1,274	369
Share of loss of equity accounted investees	5	3	2	1
Finance expenses, net	525	541	416	120
Capital gain, net	(27)	(13)	(475)	(137)
Income tax expenses	347	(59)	1,473	426
Change in inventory	(35)	(5)	(16)	(5)
Change in trade and other receivables	194	239	93	27
Change in trade and other payables	16	(144)	(113)	(33)
Changes in provisions	15	81	(49)	(14)
Changes in employee benefits	(33)	489	(50)	(14)
Change in other liabilities	(34)	-	(8)	(2)
Net income tax paid	(473)	(467)	(325)	(94)
Net cash provided by operating activities	3,487	3,486	2,905	842

Cash flows from investing activities
Purchase of property, plant and equipment	(1,131)	(1,216)	(1,095)	(317)
Investment in intangible assets and deferred expenses	(399)	(390)	(382)	(111)
Proceeds from the sale of PP&E and investment property	98	315	404	117
Change in investments, net	301	(1,168)	569	165
Net deposits to restricted cash	-	-	(39)	(11)
Tax payments regarding sale of investment property	-	(201)	(69)	(20)
Other	3	42	35	10

Net cash used in investing activities	(1,128)	(2,618)	(577)	(167)

The accompanying notes are an integral part of these consolidated financial statements.

B Communications Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				US$
				(Note 2C)
	2017	2018	2019	2019
	NIS	NIS	NIS	US$

Cash flows from financing activities
Proceeds from issuance of debentures and loans received	2,635	1,139	2,275	657
Repayment of debentures and loans	(1,813)	(1,793)	(4,287)	(1,240)
Interest paid	(537)	(523)	(496)	(144)
Dividends paid by Bezeq to non-controlling interests	(948)	(505)	-	-
Payments of principal and interest for leases	-	(422)	(414)	(120)
Proceeds from issuance of shares, net	-	-	447	129
Costs for early repayment of loans and debentures	-	-	(93)	(27)
Payments to Eurocom DBS	(61)	-	-	-
Others	(11)	(46)	(50)	(14)

Net cash used in financing Activities	(735)	(2,150)	(2,618)	(759)

Net increase (decrease) in cash and cash equivalents	1,624	(1,282)	(290)	(84)

Cash and cash equivalents as at the beginning of the year	762	2,386	1,104	320

Cash and cash equivalents as at the end of the year	2,386	1,104	814	236

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - General

1.	Reporting Entity

B Communications Ltd. (the “Company”) is a company incorporated and domiciled in Israel and its official address is 144 Menachem Begin Road, Tel-Aviv 6492102, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2019 include the accounts of the Company and its subsidiaries.

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

On February 1, 2016, the Company sold 115,500,000 shares of Bezeq (4.18% of the outstanding shares of Bezeq) for NIS 8.5 per share or NIS 978, net of transaction costs. The Company retained a 26.34% ownership interest in Bezeq, following the closing of the transaction. For more information relating to the Company’s control over Bezeq, see Note 12D.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

On December 2, 2019, Searchlight Capital Partners, through its wholly owned entity, Searchlight II BZQ L.P (“Searchlight”), and the Fuhrer family, through its wholly owned entity, T.N.R Investments Ltd. (“Fuhrer Group”) completed the acquisition of majority control of the Company such that Searchlight owns 60.18% of and the Fuhrer Group owns 11.39% of the outstanding and issues ordinary shares of the Company (the “Searchlight-Fuhrer Transaction”), respectively.

The Company and its new controlling shareholders received all necessary approvals for the Searchlight-Fuhrer Transaction including approvals from the Israeli Antitrust Authority, Insolvency Court and Ministry of Communications. On November 11th, Searchlight and the Fuhrer Group received their Control Permits from the Minister of Communications.

The Searchlight-Fuhrer Transaction included the purchase by Searchlight and the Fuhrer Group of all of Internet Gold’s (“Internet Gold – Golden Line Ltd.”) shares in the Company for NIS 225 and an equity investment of NIS 267 in the Company in consideration for newly issued ordinary shares. In addition, Internet Gold invested NIS 310 for NIS 310 par value of newly issued Series C Debentures of the Company and NIS 35 in for 8,383,234 newly ordinary shares of the Company. Other public shareholders invested an additional NIS 28 as part of an ordinary shares rights issuance which was part of the transaction.

As part of the Searchlight-Fuhrer Transaction, the Company issued NIS 100 of new Series E Debentures and NIS 58 of new Series D Debentures. The Company fully redeemed its Series B Debentures as well as repaid NIS 614 of its Series C Debentures, please refer to Note 15.

Note 1 - General (cont’d)

2.	Investigation of the Israel Securities Authority and the Police Force

On June 20, 2017, the Israel Securities Authority (“the ISA”) began an open investigation (“the Investigation”), which included searches and seizure of documents at the offices of Bezeq and DBS.

As part of the Investigation, the former chairman of Bezeq’s Board of Directors, the former CEO of Bezeq, the former CEO and CFO of DBS, and to the best of Bezeq’s knowledge, other senior officers and officers in Bezeq Group were questioned (“the Parties under Investigation”).

On November 6, 2017, the ISA issued a press release regarding the completion of the Investigation and the transfer of the Investigation file to the Tel-Aviv District Attorney (Taxation and Economics). In accordance with the notice, the ISA concluded that there is prima facie evidence establishing the involvement of the main suspects in the case in a number of offenses. It should be noted that in this context, on November 20, 2017, Bezeq and DBS received a “letter of notice to the suspect” according to which the investigation file for investigating Bezeq and DBS as suspects was transferred to the Prosecutor’s Office for review.

In addition, according to the Prosecutor’s Notice, the latter informed Bezeq’s former CEO and the former adviser to Bezeq Group that it is considering bringing charges against them, subject to a hearing, for offenses of fraud and breach of trust in their dealings with the former Director General of the Ministry of Communications. In this connection, the former CEO is also suspected of a reporting offense under the Israel Securities Law and obstruction of justice. In addition, according to the Prosecutor’s Notice, the former CEO and former controlling shareholder are also accused of reporting offenses under the Israel Securities Law and of obstruction of justice.

In addition, on February 18, 2018, a joint press release by the ISA and the Israel Police stated that in view of the evidence the ISA found in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened on that date by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433 (“the New Investigation”), and a number of suspects were arrested, including senior officers of Bezeq Group (including Bezeq’s controlling shareholder in the period relevant to the investigation, and the former CEO of Bezeq), who were released under restrictive conditions.

On December 2, 2018, a spokesperson for the Israel Police and the ISA announced that the Investigation had been concluded (“the Announcement”). According to the Announcement, the Investigation case refers mainly to the alleged suspicion of bribery, fraud, and breach of trust by the controlling shareholder (at the times relevant to the Investigation) in Bezeq Group and the Walla! website. With the conclusion of the Investigation, the Israel Police and the ISA Authority believe that there is sufficient evidence in the case to substantiate the suspicions against the main parties involved in the affair, some of whom are former officers of Bezeq (the former controlling shareholder of Bezeq, the former CEO of Bezeq, a former director in Bezeq, and the former VP of strategy and business development of the Bezeq Group).

It should be noted that on February 28, 2019, suspicions against Prime Minister Benjamin Netanyahu were published.

The suspicions include reference to the matters investigated in the New Investigation, including suspicions of exercising authority by Benjamin Netanyahu to promote matters relating to the business of a former controlling shareholder in Bezeq and to his economic interests and the economic interests of the Bezeq Group.

Note 1 - General (cont’d)

On September 1, 2019, the Taxation and Economic Division of the Prosecutor’s Office announced that it had notified the former controlling shareholder of Bezeq, and other senior officers of Bezeq and of DBS in the relevant period, that it was considering filing an indictment against them subject to a hearing, on suspicion of offenses of serious fraud, breach of trust, and reporting offenses under the Israel Securities Law (“the Prosecutor’s Notice”). According to the Prosecutor’s Notice, the hearing letter refers to suspicions in various cases, including impairing the work of the independent committee of Bezeq’s Board of Directors that was addressing Bezeq’s acquisition of DBS shares (for information about the transaction, see Note 12B), fraud related to the receipt of compensation in Bezeq’s acquisition of DBS, and impairing the work of the independent committee of Bezeq’s Board of Directors that was addressing the agreement between DBS and Spacecom Ltd. (“Spacecom”).

On January 28, 2020, an indictment was filed at the Jerusalem district court against the former controlling shareholder in Bezeq, for various offenses, including bribery and misleading information in an immediate report.

Following the opening of the investigations, several civil legal proceedings were opened against Bezeq, former officers of Bezeq, and companies in Bezeq Group of the former controlling shareholder in Bezeq, including motions for certification of a class action and petitions for disclosure prior to filing a motion for certification of a derivative claim. For further information, see Note 22.

Bezeq does not have full information about the investigations, their content, the materials and the evidence in the possession of the legal authorities. Accordingly, Bezeq is unable to assess the effects of the investigations, their findings, and their results on it, as well as on the financial statements, and on the estimates used in the preparation of their financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose in the Investigations will be completed as required.

3.	Private Investigation by the SEC

In March 2019, the Company was informed by Internet Gold of the issuance of a Formal Order of Private Investigation by the SEC of Internet Gold (no longer a controlling shareholder of the Company). The Formal Order authorizes an investigation of possible violations of the Foreign Corrupt Practices Act with respect to the facts uncovered in the criminal investigations in Israel.

4.	Definitions

In these financial statements-

1.	The Company: B Communications Ltd.

2.	The Group: B Communications Ltd. and its subsidiaries, as listed in Note 12.A.

3.	Bezeq: Bezeq - The Israel Telecommunication Corp., Limited.

4.	Bezeq Group: Bezeq The Israel Telecommunication Corp. Limited and its subsidiaries, as listed in Note 12A.

5.	DBS: DBS Satellite Services (1998) Ltd.

Note 1 - General (cont’d)

6.	Subsidiaries: Companies whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

7.	Associates: Companies, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on an equity basis.

8.	Investees: Subsidiaries or Associates.

9.	Related party: As defined in IAS 24 (2009), Related Party Disclosures.

10.	Israeli CPI: The consumer price index as published by the Israeli Central Bureau of Statistics.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated financial statements were authorized to be issued by the Company’s Board of Directors on April 23, 2020.

B.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. NIS is the currency that represents the principal economic environment in which the Group operates.

C.	Convenience translation into U.S. Dollars (“US$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2019, have been presented in US$, translated at the representative rate of exchange as at December 31, 2019 (NIS 3.456 = US$ 1.00). The US$ amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in US$ or convertible into US$, unless otherwise indicated.

D.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

●	Derivative financial instruments, including financial derivatives, at fair value through profit or loss

●	Inventories measured at the lower of cost and net realizable value

●	Deferred tax assets and liabilities

●	Provisions

●	Assets and liabilities for employee benefits

Note 2 - Basis of Preparation (cont’d)

E.	Operating cycle

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

The preparation of financial statements in conformity with IFRS requires the Group’s management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Note 2 - Basis of Preparation (cont’d)

Information about significant estimates and judgments, for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Measurement of recoverable amounts of cash-generating units	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 9
Deferred taxes	Assumption of anticipated future realization of the tax benefit, including assumption that it is more likely than not that the carryforward losses in DBS will not be utilized.	Recognition of a deferred tax asset	Note 21
Useful life and expected operation of fixed assets, intangible assets, and other long-term assets	Assumptions of the useful life of groups of fixed assets, intangible assets, and additional assets	Change in the value of fixed assets, intangible assets, additional assets, and depreciation, amortization and impairment expenses	Notes 8, 9, 10 and 11
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition or reversal of income tax expenses	Note 21
Provisions and contingent liabilities, including levies	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim, recognition of income /expenses and recognition of profit or loss for such change, respectively	Note 17,22
	The Company’s assessments of the estimated payment to the authorities for the levies on the real estate asset in the Sakia property	Change in capital gain for the sale of a real estate asset in the Sakia property
Employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	An increase or decrease in liabilities for employee benefits and a liability for early retirement	Note 20
Unavoidable costs of a contract	Assuming that the economic benefits will exceed the unavoidable costs of the contract	Recognition of a provision for an onerous contract	Note 3.13
The existence of effective control over Bezeq	The practical ability to appoint most of the members of the board of directors of Bezeq, as a result of the control permit in Bezeq, the composition and distribution of the holdings of the other shareholders of Bezeq and the restrictions on these shareholders under the Telecommunications Law	Consolidation of Bezeq’s reports or treatment of Bezeq using the equity method.	Note 12D

Note 2 - Basis of Preparation (cont’d)

H.	Determination of fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 19E regarding fair value.

I.	Initial application of new standards

Initial application of IFRIC 23, Uncertainty Over Income Tax Treatments

As from January 1, 2019, the Group applies the interpretation of IFRIC 23, Uncertainty Over Income Tax Treatments. IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. Application of IFRIC 23 did not have a material effect on the Group’s financial statements.

Note 3 - Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except as explained in Note 2, Basis of Preparation, under section 2I, Initial Application of Accounting Standards and under sections 3.3, 3.7 and 3.14 below.

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

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are being taken into account when assessing control.

3.1.2	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

Note 3 - Significant accounting policies (cont’d)

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

Note 3 - Significant accounting policies (cont’d)

Trade and other receivables and deposits

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost are measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

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

The Group initially recognizes debt instruments as they are incurred. Other financial liabilities are recognized at the time of the transaction. Financial liabilities are recognized initially at fair value less any attributable transactions costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Modification in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. The difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, among other things, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments.

In a non-substantial modification in terms (or exchange) of a debt instruments at fixed interest, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss under financing expenses (income).

According to the accounting policy applied by the Group, when the portfolio of the financial liabilities with similar characteristics is repaid/exchanged, the profit/loss from the derecognition/exchange is based on the FIFO method.

CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

Note 3 - Significant accounting policies (cont’d)

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

B. Economic hedges

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

Broadcasting rights are assessed for impairment as part of the cash-generating unit to which the broadcasting rights are attributed (see Note 11).

The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

3.5	Fixed assets

Recognition and measurement

The Group elected to measure items of fixed assets at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the estimated costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Note 3 - Significant accounting policies (cont’d)

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

Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of a fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Right of use assets under a finance lease are depreciated over the shorter of the lease term and their useful lives.

An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are generally depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the useful life of the leasehold improvements.

Note 3 - Significant accounting policies (cont’d)

The estimated useful lives for the current period are as follows:

Years
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Equipment and infrastructure for multichannel television	3-15
Subscriber equipment and installations	4-8
Vehicles	6-7
Office and general equipment	5-10
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-10
Passive radio equipment at cellular network sites	Up to December 31, 2037
Buildings	25
Seabed cable	4-25 (mainly 25)

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

3.6	Intangible assets

Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment. See also Note 9.

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

Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as fixed assets. However, licenses for stand-alone software which add functionality to the hardware, are classified as intangible assets.

Rights to frequencies

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight-line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) and 3G frequencies (UMTS/HSEA) are being amortized until August 22, 2028.

Note 3 - Significant accounting policies (cont’d)

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

Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis (other than as set out below regarding amortization of customer relations), over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Estimated useful lives for the current period are as follows:

Type of asset	Amortization period
Frequency usage right	Over the license period up to 2028
Computer programs and software licenses	3-10 years depending on the term of the license period or the estimated time of use of the software

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

3.7	Leased assets

As from January 1, 2018, the Group applies IFRS 16, Leases.

Accounting policy applied in the periods prior to January 1.1, 2018

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, were classified as finance leases. Upon initial recognition, the leased assets were measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets were measured at cost less accumulated amortization and impairment losses.

Other leases were classified as operating leases and the leased assets were not recognized in the Group’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease.

At inception or upon reassessment of an arrangement, the Group determined whether such an arrangement is or contains a lease. An arrangement was a lease or contained a lease if the following two criteria were met:

The fulfillment of the arrangement was dependent on the use of a specific asset or asset.

The arrangement contained rights to use the asset.

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight-line basis, over the service period.

Note 3 - Significant accounting policies (cont’d)

Accounting policy applied as from January 1.1, 2018

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

The lease term

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

Depreciation of a right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Note 3 - Significant accounting policies (cont’d)

Type of asset	Weighted average of the agreement period as at January 1, 2019 (years)
Cellular communications sites	6.6
Buildings	6
Vehicles	2

Subleases

In leases in which the Company sublets the underlying asset, the Company assesses the classification of the sublease as a finance or operating lease, for the right-of-use received in the primary lease. The Company assessed the existing subleases on the initial application date, in accordance with the balance of their contractual terms as at that date.

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

Identifiable capacities which serve the Group exclusively were recognized under fixed assets. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

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

Non-derivative financial assets

As from January 1, 2018, the Group applies IFRS 9, Financial Instruments (“IFRS 9”) and performs an assessment for any indications of impairment in accordance with IFRS 9. In practice, application of the New Standard did not have a material effect on the measurement of impairment of the Group’s financial assets in 2019 and 2018 compared with the previous standard.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables at an amount equal to the full lifetime credit losses of the instrument.

Note 3 - Significant accounting policies (cont’d)

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial instrument.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive and are discounted at the effective interest rate of the financial asset.

Expected credit losses for receivables in significant amounts are tested individually. Other financial assets are assessed for expected credit losses collectively in groups that share similar credit risk characteristics, taking into account past experience.

The provision for expected credit losses is recognized net of the gross carrying amount of the receivables.

For bank deposits, for which the credit risk did not increase significantly from the date of initial recognition, the Group measures the provision for expected credit losses in an amount equal to the expected credit losses for an event of default in a 12-month period.

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

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash generating unit (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (cash-generating unit). See Note 9.

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

Note 3 - Significant accounting policies (cont’d)

Recognition of impairment loss

An impairment loss of cash generating units is recognized when the carrying amount of the cash generating unit, including goodwill, where relevant, exceeds its recoverable amount and is recognized in the statement of income. An impairment loss recognized in respect of a cash-generating unit is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the cash-generating unit. To allocate an impairment loss, the assets are not impaired below the higher of their fair value less exercise costs and their value in use (if determinable) or zero.

The Company presents an analysis of expenses recognized in profit or loss based on their nature. Impairment losses of non-current assets arising from one-time updates to financial forecasts are presented in our Statement of Income under Impairment Losses. Impairment losses of non-current assets arising from continuous write-downs of asset to their fair value less costs of disposal costs (a result of forecasts for negative cash flows and negative enterprise value of the relevant companies), are reported in our Statement of Income under operating expenses related to the ongoing consumption of economic benefits of such assets (i.e. depreciation, amortization and impairment or general and operating expenses). Such presentation better reflects the nature of these expenses and is more suitable for understanding of the Group’s operations.

Accordingly, in the Statement of Income, the impairment of the broadcasting rights in DBS and Walla! is presented under “General and operating expenses”, while the impairment of fixed assets and intangible assets is presented under “Depreciation, amortization and impairment”. See also Note 9.

3.12	Employee benefits

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

The Group’s obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income in the periods during which services are rendered by employees.

Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary. The discount rate is the yield on high-quality corporate debentures at the reporting date, denominated in or linked to the currency of the paid benefit, with maturity dates approximating the terms of the Group’s obligations.

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

When the benefits of a plan are improved or curtailed, the portion of the increased or curtailed benefit relating to past service by employees is recognized immediately in profit or loss when the plan improvement or curtailment occurs.

Note 3 - Significant accounting policies (cont’d)

Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits (such as an obligation for accumulated vacation days and sick leave) other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Actuarial changes are recognized in the statement of income in the period in which they arise. Any actuarial changes arising from a change in the discount rate are recognized in the financing expenses item, while the other differences are recognized in salary expenses.

Early retirement and termination benefits

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

Expenses for early retirement and termination recognized in the statement of income are presented under other operating expenses (income). The actuarial changes arising from a change in the discount rate, long-term benefits for early retirement and termination, are recognized under financing expenses, while the other actuarial changes are recognized under other operating expenses (income).

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

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled,

In the statement of financial position, the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

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

Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

More likely than not – more than 50% probability

Likely – probability higher than unlikely and less than 50%

Unlikely – probability of 10% or less

Note 3 - Significant accounting policies (cont’d)

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 19 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

Site dismantling and clearing costs

The provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where Pelephone has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring the site when required. The provision is measured by discounting the future cash flows by risk-free discounted interest reflecting the time until the expected termination of the contract for dismantling of the site by Pelephone. The carrying amount of the provision is adjusted in each period to reflect the time that has passed and is recognized as a financing expense.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of a contract exceed the benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the unavoidable costs (net of the revenues) of continuing with the contract. Unavoidable costs are costs that the Group cannot avoid as they are subject to a contract (such as incremental costs).

3.14	Revenues

The Group recognizes revenues when the customer gains control over the goods or services. The income is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favour of third parties.

The model for recognizing revenues from contracts with customers includes five steps for analysing transactions so as to determine when to recognize revenues and in what amount:

A.	Identifying the contract with the customer.

B.	Identifying separate performance obligations in the contract.

C.	Determining the transaction price.

D.	Allocating the transaction price to separate performance obligations.

E.	Recognizing revenues when the performance obligations are satisfied.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

1.	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

2.	The Group can identify the rights of each party in relation to the goods or services that will be transferred.

3.	The Group can identify the payment terms for the goods or services that will be transferred.

Note 3 - Significant accounting policies (cont’d)

4.	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract).

5.	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

Identifying performance obligations

On the inception date of the contract, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(1)	Goods or services (or a bundle of goods or services) that are distinct; or

(2)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Determining the transaction price.

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties. When determining the transaction price, the Group considers the effects of all the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration to be paid to the customer.

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

Existence of performance obligations

Revenues are recognized when the Group satisfies a performance obligation by transferring to the customer control over promised goods or services.

Contract costs

Incremental costs of obtaining a contract with a customer such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Capitalized costs are amortized in the income statement on a systematic basis that is consistent with the expected average duration of subscribers and with their average projected churn rate based on the type of subscriber and the service received (mainly over a period of one to four years).

Note 3 - Significant accounting policies (cont’d)

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

Principal versus agent considerations

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Group is a principal and therefore recognizes revenues in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include the following: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

3.15	Financing income and expenses

Financing income comprises mainly interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, interest income on deposits, changes in the fair value of financial assets at fair value through profit or loss and gain from debt restructuring.

Financing expenses include mainly interest and linkage expenses on borrowings received and debentures issued, expenses for early repayment of the debt, and financing expenses for employee benefits.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

3.16	Income tax expenses

Income tax expenses include current and deferred taxes and are recognized in the statement of income or in other comprehensive income to the extent that the expenses relate to items recognized in other comprehensive income.

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

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Note 3 - Significant accounting policies (cont’d)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carryforward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized (see also Note 21).

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, and they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

Presentation of tax expenses in the statement of cash flows

Cash flows arising from taxes on income are classified in the statement of cash flows as cash flows from operating activities, unless they can be specifically identified with investing and financing activities.

3.17	Dividends

An obligation relating to a dividend proposed or declared subsequent to the reporting date is recognized only in the period in which the declaration was made (approval of the general meeting). In the statements of cash flows, a dividend that has been paid is recognized under financing activities.

3.18	New standards not yet adopted Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

The amendment replaces certain classification requirements of liabilities as current or non-current. The amendment is effective for reporting periods beginning on January 1, 2022. Earlier application is permitted. The amendment is effective retrospectively, including reconciliation of comparative information. The Group has not yet commenced examining the effects of the application of the standard on the financial statements.

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

Based on the above, the business segments of the Group are as follows:

-	Bezeq - The Israel Telecommunication Corp., Limited.: fixed line domestic communications
-	Pelephone Communications Ltd.: cellular communications
-	Bezeq International Ltd.: international communications, internet services and network end point services
-	D.B.S. Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the “Other” item. Other operations include call center services (Bezeq Online) and online shopping and classified ads (through Walla!). These operations are not reported as reporting segments as they do not fulfill the quantitative thresholds.

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

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Note 4 - Segment Reporting (cont’d)

A.	Operating Segments

	Year ended December 31, 2017
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenue	4,244	2,546	1,537	1,650	237	(425)	9,789
Depreciation and amortization	728	383	135	285	20	566	2,117
Segment results - operating income	1,971	72	174	163	(20)	(750)	1,610
Finance income	36	54	4	10	5	(40)	69
Finance expenses	(439)	(3)	(12)	(81)	-	(51)	(586)
Total financing income (expense), net	(403)	51	(8)	(71)	5	(91)	(517)
Segment profit (loss) after finance expenses, net	1,568	123	166	92	(15)	(841)	1,093
Share in profit (loss) of equity-accounted investee	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(842)	1,088
Income tax	396	28	39	336	-	(452)	347
Segment results - net profit (loss)	1,172	95	127	(244)	(19)	(390)	741
Additional information:
Segment assets	9,086	3,271	1,199	1,502	174	2,460	17,692
Goodwill	-	-	6	-	10	2,921	2,937
Investment in equity-accounted investee	-	-	5	-	(6)	11	10
Segment liabilities	13,901	536	410	1,154	64	1,488	17,553
Investments in property, plant and equipment and intangible assets	851	331	169	237	19	-	1,607

Note 4 - Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Year ended December 31, 2018
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments*	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,883	2,401	1,338	1,473	226	-	9,321
Inter-segment revenues	313	42	53	-	15	(423)	-
Total revenue	4,196	2,443	1,391	1,473	241	(423)	9,321
Depreciation and amortization	850	655	194	323	21	345	2,388
Segment results - operating income	1,224	(2)	116	(56)	(36)	(2,630)	(1,384)
Finance income	32	56	1	27	-	(27)	89
Finance expenses	(502)	(22)	(16)	(16)	-	(64)	(620)
Total financing income (expense), net	(470)	34	(15)	11	-	(91)	(531)
Segment profit (loss) after finance expenses, net	754	32	101	(45)	(36)	(2,721)	(1,915)
Share in profit (loss) of equity-accounted investee	-	-	1	-	(4)	-	(3)
Segment profit (loss) before income tax	754	32	102	(45)	(40)	(2,721)	(1,918)
Income tax	187	8	25	3	-	(282)	(59)
Segment results - net profit (loss)	567	24	77	(48)	(40)	(2,439)	(1,859)
Additional information:
Segment assets	8,896	4,124	1,332	1,606	157	971	17,086
Goodwill	-	-	6	-	-	2,274	2,280
Investment in equity-accounted investee	-	-	6	-	3	-	9
Segment liabilities	14,284	1,425	567	687	84	1,564	18,611
Investments in property, plant and equipment and intangible assets	902	346	137	318	13	-	1,716

Note 4 - Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Year ended December 31, 2019
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments*	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,757	2,316	1,283	1,344	229	-	8,929
Inter-segment revenues	316	46	56	1	9	(428)	-
Total revenue	4,073	2,362	1,339	1,345	238	(428)	8,929
Depreciation, amortization and impairment	861	633	190	219	14	147	2,064
Segment results - operating income	2,142	(99)	(57)	(135)	1	(1,286)	566
Finance income	39	62	2	5	-	158	266
Finance expenses	(608)	(23)	(8)	(17)	(1)	(81)	(738)
Total financing income (expense), net	(569)	39	(6)	(12)	(1)	77	(472)
Segment profit (loss) after finance expenses, net	1,573	(60)	(63)	(147)	-	(1,209)	94
Share in profit (loss) of equity-accounted investee	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	1,573	(60)	(63)	(147)	(2)	(1,209)	92
Income tax (benefit)	381	(13)	(13)	2	-	1,116	1,473
Segment results - net profit (loss)	1,192	(47)	(50)	(149)	(2)	(2,325)	(1,381)
Additional information:
Segment assets	8,091	4,088	1,126	1,491	149	(912)	14,033
Goodwill	-	-	-	-	-	1,548	1,548
Investment in equity-accounted investee	-	-	4	-	2	-	6
Segment liabilities	12,466	1,434	414	576	79	820	15,789
Investments in property, plant and equipment and intangible assets	914	335	110	222	9	-	1,590

*	Impairment losses of the multi-channel television segment, the cellular communications segment and the International communications and internet services segment are presented as part of the adjustments (please refer to Note 9). Adjustments also include depreciation, amortization and impairment of assets resulting from the Bezeq PPA.

Note 4 - Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS
Revenue
Revenue from reporting segments	9,977	9,503	9,119
Revenue from other segments	237	241	238
Elimination of revenue from inter-segment sales	(425)	(423)	(428)
Consolidated revenue	9,789	9,321	8,929

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS
Profit or loss
Operating income for reporting segments	2,380	1,282	1,851
Financing expenses, net	(517)	(531)	(472)
Adjustments for multi-channel television	-	-	80
Share in the losses of equity-accounted investees	(5)	(3)	(2)
Profit (loss) from operations classified in other categories	(20)	(36)	1
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(733)	(975)	(185)
Loss from impairment of assets (see Note 9)	-	(1,638)	(1,274)
Other adjustments	(17)	(17)	93
Consolidated profit (loss) before income tax	1,088	(1,918)	92

Note 4 - Segment Reporting (cont’d)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont’d)

	December 31,
	2018	2019
	NIS	NIS
Assets
Assets from reporting segments	15,970	14,800
Assets attributable to operations in other categories	159	151
Inter-segment assets	(626)	(124)
Goodwill not attributable to segment assets	2,274	1,548
Loss from impairment of assets	(1,638)	(2,577)
PPA not attributable to reporting segment	1,166	-
Assets resulting from the Bezeq PPA, net	1,477	1,291
Assets attributable to a non-reportable segment	593	498

Consolidated assets	19,375	15,587

	December 31,
	2018	2019
	NIS	NIS

Liabilities
Liabilities from reporting segments	16,963	14,890
Liabilities attributable to operations in other categories	84	79
Inter-segment liabilities	(1,158)	(1,247)
Liabilities resulting from the Bezeq PPA, net	247	194
Liabilities attributable to a non-reportable segment	2,475	1,873

Consolidated liabilities	18,611	15,789

Note 5 - Cash and Cash Equivalents

As of December 31, 2018, and December 31, 2019, cash and cash equivalents include mainly bank deposits with a maturity of up to 90 days.

Note 6 - Investments

	December 31,
	2018	2019
	NIS	NIS
Current investments
Investments in marketable securities at fair value through profit and loss and others	396	358
Bank deposits	1,384	883
	1,780	1,241

Bank deposits are repayable until December 2020 and the investments in monetary funds and marketable securities can be disposed of immediately. A deposit used as collateral for hedging transactions is payable in December 2020.

Note 7 - Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31,
	2018	2019
	NIS	NIS
Trade receivables, net*
Outstanding debts	709	741
Credit cards and checks receivable	396	415
Unbilled receivables	237	146
Current maturities of long-term receivables	420	382
Related parties	11	5
Total trade receivables	1,773	1,689
Other receivables and current tax assets
Prepaid expenses	34	27
Current tax assets	104	39
Other receivables (mainly from real estate sales)	131	247
Total other receivables	269	313
Long-term trade and other receivables
Trade receivables- open debts* (1)	339	304
Long term receivables (from real estate sales)	131	173
	470	477
	2,512	2,479

*	The amount of trade receivables is stated net of the provision for doubtful debts.

Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Group in 2019 are 3.5%-5.6% (in 2018: 3.4%-4.6%).

Note 7 - Trade and Other Receivables (cont’d)

B.	Excepted payment dates for long-term trade and other receivables:

December 31,
2019
NIS

2021	217
2022	83
2023 and thereafter	177
477

C.	Change in provision for doubtful debts during the year

	December 31,
	2018	2019
	NIS	NIS

Balance at January 1	92	87
Expected credit loss recognized	23	13
Bad debts	(28)	(20)
Balance at December 31	87	80

D.	Aging of trade receivables

The aging of trade receivables at the reporting date was as follow:

	December 31, 2018		December 31, 2019
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Not past due	1,971	(5)	1,812	(5)
Past due up to one year	151	(34)	185	(32)
Past due one to two years	38	(16)	34	(14)
Past due more than two years	39	(32)	42	(29)
	2,199	(87)	2,073	(80)

Note 8 - Property, Plant and Equipment

		Switching
		Transmission,		Multi-		Office
		power,		channel		equipment,
		Cellular,		equipment		computers
	Land and	And satellite	Network	and	Subscriber	and
	buildings	equipment	equipment	infrastructure	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2018	1,004	5,865	5,968	1,200	1,738	1,076	16,851
Additions	22	396	213	247	311	86	1,275
Disposals	(2)	-	-	(1)	(15)	(9)	(27)
Transfer to Investment property	(22)	-	-	-	-	-	(22)
Balance as at December 31, 2018	1,002	6,261	6,181	1,446	2,034	1,153	18,077

Balance as at January 1, 2019	1,002	6,261	6,181	1,446	2,034	1,153	18,077
Additions	63	359	202	147	322	63	1,156
Disposals	(88)	(3)	-	(3)	(7)	(1)	(102)
Transfer to assets held for sale	(43)	-	-	-	-	-	(43)
Balance as at December 31, 2019	934	6,617	6,383	1,590	2,349	1,215	19,088

Depreciation and impairment losses
Balance as at January 1, 2018	455	3,953	2,940	591	1,140	832	9,911
Depreciation for the year	73	481	210	214	215	84	1,277
Loss from impairment of assets	22	-	-	526	-	28	576
Balance as at December 31, 2018	550	4,434	3,150	1,331	1,355	944	11,764

Balance as at January 1, 2019	550	4,434	3,150	1,331	1,355	944	11,764
Depreciation for the year	57	433	201	26	249	65	1,031
Loss from impairment of assets	26	74	45	106	-	10	261
Balance as at December 31, 2019	633	4,941	3,396	1,463	1,604	1,019	13,056

Carrying amounts
As at January 1, 2018	549	1,912	3,028	609	598	244	6,940
As at December 31, 2018	452	1,827	3,031	115	679	209	6,313
As at December 31, 2019	301	1,676	2,987	127	745	196	6,032

Note 8 - Property, Plant and Equipment (cont’d)

A.	The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 159 as at December 31, 2019 and NIS 168 as at December 31, 2018.

B.	Fixed assets in the Group are derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2019, the Group derecognized fully depreciated property at a cost of NIS 481 (in 2018, NIS 537).

C.	The Group companies reviewed the useful life of the fixed assets through the depreciation committee, in order to determine the estimated useful life of their equipment. The change is not expected to have a material effect on the depreciation expenses of the Group. Following the findings of the depreciation committees, minor changes were made in the estimated useful life of certain assets.

D.	Most of the real estate assets used by Bezeq are leased under a capitalized lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

E.	In 2013, Bezeq started to deploy a fiber optic network that will reach the subscriber’s home, as a basis for future supply of advanced communications and broader bandwidths than those currently provided. In 2017, deployment of the fiber reached the state required for operation when a decision is made on the technology to be used, and Bezeq began to amortize the network. Commercial operation of the network is expected in the future.

F.	In accordance with the Communications Order (Bezeq and Broadcasts) (Determination of Essential Service Provided by Bezeq - The Israel Telecommunication Corp., Limited), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of Bezeq’s assets (including switches, cable network, transmission network, and information and databases).

G.	For agreements for purchasing fixed assets please refer to Note 23.

H.	For information about pledges see Note 24.

I.	For information about pledges on loans and borrowings, see Note 15.

Note 9 - Intangible Assets

A.	Composition

				Customer
		Computer	Right of use	relationships
		software	in cellular	and
	Goodwill	and licenses	frequencies	brand names	Others	Total
	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2018	3,066	2,006	480	7,479	221	13,252
Acquisitions or additions from
independent development	-	220	-	-	-	220
Disposals	-	(12)	-	-	-	(12)

Balance as at December 31, 2018	3,066	2,214	480	7,479	221	13,460

Balance as at January 1, 2019	3,066	2,214	480	7,479	221	13,460
Acquisitions or additions from
independent development	-	234	-	-	-	234
Disposals	-	-	-	-	-	-

Balance as at December 31, 2019	3,066	2,448	480	7,479	221	13,694

Amortization and impairment losses
Balance as at January 1, 2018	129	1,456	271	5,356	200	7,412
Amortization for the year	-	226	20	290	6	542
Impairment losses	659	104	-	505	11	1,279

Balance as at December 31, 2018	788	1,786	291	6,151	217	9,233

Balance as at January 1, 2019	787	1,786	291	6,151	217	9,232
Amortization for the year	-	175	19	113	2	309
Impairment losses	731	102	20	120	-	973

Balance as at December 31, 2019	1,518	2,063	330	6,384	219	10,514

Carrying amounts
As at January 1, 2018	2,937	550	209	2,123	21	5,840
As at December 31, 2018	2,278	428	189	1,328	4	4,227
As at December 31, 2019	1,548	385	150	1,095	2	3,180

B.	Total value of goodwill attributable to each cash-generating unit:

	December 31
	2018	2019
	NIS	NIS

Domestic fixed-line communications	1,548	1,548
Cellular communications	685	-
International communications and internet services	45	-

Total	2,278	1,548

Note 9 - Intangible Assets (cont’d)

C.	Goodwill impairment testing

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

Domestic fixed-line communications (Bezeq Fixed Line)

The value in use of the domestic fixed line cash-generating unit of the Bezeq Group was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period with the addition of the salvage value.

The cash flow forecast is based, among other things, on Bezeq’s performance in recent years and assessments regarding the expected trends in the fixed-line market in the coming years (the level of competition, retail and wholesale price levels, regulation aspects, and technological developments).

Main assumptions underlying the forecast: the continued decrease in revenues from telephony (the decrease in the number of lines and erosion of average revenue per line), the erosion in short- and medium-term revenue from internet, and the return to a direction of long-term growth (supported by market growth and based on internet services over a fiber network), and increase in revenue from data communication and transmission, cloud and digital. Operating expenses, sales, marketing, and investments were adjusted to the scope of activity in the segment and in general, this includes discount forecasts regarding a gradual reduction in the Company’s human resources and termination expenses and the resulting salary expenses and assumptions regarding the timing of the launch of the services based on the fiber network and regarding the deployment rate of the fiber infrastructure.

The nominal capital used in the valuation is 7.5% (after tax). In addition, a permanent growth rate of 0% was assumed.

The valuation was prepared by an external appraiser. Based on the valuation described above, the Group was not required to record an impairment loss for the domestic fixed-line communications cash-generating unit.

Cellular communications (Pelephone)

During the second quarter of 2019 the Company assessed the recoverable amount of the cellular communications CGU due to impairment indications which were mainly the high intensity of the competition in the cellular market in the short term and that a stable and certain gradual increase in prices will occur in the medium to long term. According to the valuation assessed during the second quarter of 2019, the Company recognized impairment losses in the amount of NIS 1,345 which were attributed to goodwill, fixed and intangible assets. Following changes that had a positive effect on the cellular segment, the recoverable amount of the cellular segment was reassessed in the fourth quarter of 2019 and the impairment loss was partially reversed. The impairment loss and subsequent reversal in the amount of NIS 370 were recognized in impairment losses on the statement of income.

Note 9 - Intangible Assets (cont’d)

As of December 31, 2019, value in use of the cellular communications cash-generating unit of the Bezeq Group was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period with the addition of the terminal value. The cash flow forecast is based, among other things, on Pelephone’s performance in recent years and assessments regarding the expected trends in the cellular market in the coming years (the level of competition, price level, regulation, and technological developments).

The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that stability and a certain increase will occur in the medium to long term. The revenues forecast is based on assumptions regarding the number of Pelephone subscribers, average revenue per user, and sales of terminal equipment. The forecast of expenses and investments is based, among other things, on assumptions regarding the number of Pelephone employees and the resulting salary expenses, while the other operating expenses and investments were adjusted to the projected volume of operations of Pelephone.

The circumstances that led to the recognition of an impairment loss were the lower revenues resulted from a lower ARPU forecast as a result of the price competition in the cellular market. The forecast also assumes a lower decrease in the expenses of the cellular telephone CGU, as a result of efficiency measures taken by management, however, it does not fully compensate for the expected decrease in the CGU’s revenues.

In November 2019, Pelephone signed a streamlining and synergy agreement for the period from November 2019 until June 2022, and as a result, the valuation as at December 31, 2019 included recognition of streamlining measures that were not taken into account in the previous valuation as at June 30, 2019 (since they were restructured).

The nominal capital price used in the valuation is 10.3% (after tax). In addition, a permanent growth rate of 2.5% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation the recoverable amount of Pelephone is NIS 1,402. Consequently, net impairment losses of NIS 975 were recognized during 2019 from which NIS 685 were attributable to goodwill. Due to the net impairment losses of the CGU during 2019, the recoverable amount is the same as the carrying amount. The net impairment losses were first allocated to goodwill and then to the other unit assets proportionately, based on the carrying amount of each group of assets with similar characteristics, other than for assets for which the estimated fair value is higher than or the same as the carrying amount.

Allocation of the net impairment losses to assets of Pelephone as at December 31, 2019:

NIS
Fixed assets	77
Intangible assets	122
Rights of use for leased assets	91
Goodwill	685
Net impairment recognized	975

Note 9 - Intangible Assets (cont’d)

Multi-channel television (DBS)

The results of the valuation of the multi-channel television cash-generating unit as at December 31, 2018 using the future discounted cash flow method (DCF) presented a value in use that is significantly lower than its carrying amount. Accordingly, the Group recognized an impairment loss of NIS 1,638 million in the multi-channel cash-generating unit, and in view of the negative value of the operations, the value of the non-current assets of DBS as at December 31, 2018 was determined as the higher of their fair value and zero.

The value in use of the multi-channel television cash-generating unit for Bezeq Group as at December 31, 2019 was calculated by discounting future cash flows (DCF) based on the seven-year cash flow forecast of DBS as at the end of the current period with the addition of the terminal value. The forecast period was chosen so that the representative year is the year following the estimated date for completion of the outline for the planned migration to internet-based broadcasting instead of satellite broadcasting, as set out below. The nominal capital price used in the valuation is 8.5% (after tax). In addition, a permanent growth rate of 0% was assumed.

The cash flow forecast was based, among other things, on the performance of DBS in recent years and assessments of the expected trends in the television market for the years ahead, including technology development, consumer preferences, competitors and the level of competition, price levels and regulatory obligations.

The main assumption underlying the forecast is that the relevant future technology will be interactive and two-way, and that a satellite product will be replaced by the IP product (television broadcasts over the internet) gradually, due to the growing gap in customer experience. As a result, the multi-year forecast reflects a plan for gradual migration (from satellite broadcasts to OTT internet streaming), and accordingly, assumptions include a gradual replacement of satellite converters with IP converters, upgrade of the broadcasting infrastructure, construction of a support system for customer service, and adaptation of content contracts for OTT broadcasts . As set out above, the forecast period reflects the period of migration from satellite broadcasts to OTT broadcasts, until complete discontinuation of satellite broadcasts. These circumstances, together with expectations for the continuation of intense competition throughout the forecast period and the relatively rigid expenditure structure, resulted in a forecast of significant operational losses and a significant negative cash flow in the coming years, and a low negative cash flow, close to a balance, is expected at the end of the forecast period in the technology and business model of DBS. It should be noted that the plan will be implemented together with an ongoing assessment of market conditions, competition, and the technological environment, and the adjustments that will be required as a result.

The valuation was prepared by an external appraiser. Based on the valuation as described above, the total value of the operations of DBS is negative, amounting to NIS 581 (as at December 31, 2018, a negative value of operations amounting to NIS 871). In view of the negative value of the operations, as at December 31, 2019, the value of the non-current assets of DBS was determined as the higher of their fair value and zero, the same as at the end of 2018.

Accordingly, the Group recognized an impairment loss of NIS 362 in 2019. The impairment loss was attributed to the assets of DBS, as set out below, and was included under depreciation, amortization and impairment, and under general and operating expenses in the statement of income, as set out in Note 3.11. above.

Note 9 - Intangible Assets (cont’d)

Allocation of impairment loss to Group assets recognized in the financial statements for 2019:

NIS
Broadcasting rights - less rights utilized (presented under operating and general expenses)	202
Fixed assets (presented under depreciation, amortization and impairment)	117
Intangible assets (presented under depreciation, amortization and impairment)	44
Rights of use in leased property (reduced expense presented under depreciation, amortization and impairment)	(1)
Total impairment recognized	362

Allocation of impairment loss to Group assets recognized in the financial statements for 2018:

NIS
Broadcasting rights, net of rights exercised	403
Fixed assets	559
Intangible assets	106
Subscriber acquisition (assessed under IFRS 15)	29
Rights of use for leased assets	3
Total impairment recognized in the statements of DBS	1,100
Customer relations and branding	505
Goodwill	33
Total impairment loss of assets	1,638
Write-off of deferred tax attributed to customer relations and branding	(114)
Total impairment loss of multi-channel television cash-generating unit after tax	1,524

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

International communications and Internet services (Bezeq International)

The value in use of the international communications, ISP and NEP services cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five-year cash flow forecast as at the end of the current period with the addition of the salvage value.

The cash flow forecast is based, among other things, on Bezeq International’s performance in recent years and assessments regarding the expected trends in the markets in which it operates in the coming years (the level of competition, price level, regulation, and technological developments).

The revenue forecast is based on assumptions regarding the number of Bezeq International internet subscribers and the average revenue per subscriber, Bezeq International’s operations in the international communications market, and its development in communications services for businesses. The expense forecast is based, among other things, on assumptions regarding the extent of the decrease in the number of Bezeq International employees and the related salary expenses and the assumptions regarding the development of internet traffic costs (retail and wholesale prices and development of television broadcasts over the internet in general, and the expected migration of DBS from satellite television broadcasts to television broadcasts over the internet in particular). The other operating expenses and level of investments were adjusted to the forecasted scope of Bezeq International’s operations.

The nominal capital price used in the valuation is 9.7% (after tax). In addition, a permanent growth rate of 0.7% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation, Bezeq International CGU recoverable amount is NIS 652. Consequently, impairment losses of NIS 298 were recognized of which NIS 45 were attributable to goodwill. Due to the impairment of the CGU, the recoverable amount is the same as the carrying amount. The impairment loss was first attributed to goodwill and then to the other unit assets proportionately, based on the carrying amount of each group of assets with similar characteristics, other than for assets for which the estimated fair value is higher than or the same as the carrying amount.

Note 9 - Intangible Assets (cont’d)

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

Allocation of the impairment loss to assets of Bezeq International as at December 31, 2019:

NIS
Fixed assets	65
Intangible assets	71
Long-term prepaid expenses for capacity	81
Rights of use for leased assets	36
Goodwill	45
Total impairment recognized	298

Note 10 - Deferred Expenses and Non-Current Investments

	December 31
	2018	2019
	NIS	NIS
Deferred expenses (A)	270	156
Subscriber acquisition asset, net (C)	142	160
Deposit used as collateral against hedging transactions	41	-
Bank deposit for loans to Company employees (B)	48	44
Investments in equity-accounted investee	8	6

	509	366

A.	For its operations, Bezeq International acquires indefeasible rights of use (“IRU”) from Mediterranean Nautilus (Israel) Ltd. for the acquisition of seabed cable capacities, which are accounted for as service transactions.

Under the contract, Bezeq International has the right of use for capacities until 2022 with an option for an extension until 2027, which Bezeq International is expected to exercise. The value of the service is amortized on a straight line until 2027. The balance of the right of use of capacities is recognized net of impairment of assets in the amount of NIS 32 (see Note 9 for information about impairment of Bezeq International’s assets). The balance of Bezeq International’s liability for the agreement is US$ 8.4.

B.	A bank deposit for loans to Company employees without a repayment date

Note 10 - Deferred Expenses and Non-Current Investments (cont’d)

C.	Subscriber acquisition assets:

Subscriber acquisition assets
NIS
Cost
Balance as at January 1, 2018	196
Additions	164
Disposals	(27)
Balance as at December 31, 2018	333
Additions	130
Disposals	(25)
Balance as at December 31, 2019	438

Amortization and impairment losses
Balance as at January 1, 2018	81
Depreciation	108
Disposals	(27)
Impairment loss	29
Balance as at December 31, 2018	191
Depreciation	112
Disposals	(25)
Balance as at December 31, 2019	278

Carrying amount
As at January 1, 2018	115

As at January 1, 2019	142

As at December 31, 2019	160

Note 11 - Broadcasting Rights, Net of Rights Exercised

	December 31
	2018	2019
	NIS	NIS
Cost	1,010	1,242
Less rights exercised	(547)	(578)
Impairment loss (see Note 9)	(403)	(605)

Total	60	59

For further information about the Group’s agreements for acquisition of broadcasting rights, see Note 23, Agreements.

Note 12 - Investees

A.	Material subsidiaries held directly and indirectly by the Company

1.	General

	Principal
	location of the
	company’s	Ownership
	activity	interest

B Communications (SP1) Ltd. and B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	26.34%

Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
DBS	Israel	100%
Walla! Communications Ltd.	Israel	100%

(1)	Held by B Communications (SP1) Ltd.

2.	Details of Group entities

a.	B Communications (SP1) Ltd. and B Communications (SP2) Ltd.

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

Pelephone Communications Ltd. (“Pelephone”) is a wholly-owned subsidiary of Bezeq. Pelephone provides cellular communication services and value-added services and terminal equipment.

d.	Bezeq International Ltd.

Bezeq International Ltd. (“Bezeq International”) is a wholly-owned subsidiary of Bezeq. Bezeq International provides internet access (ISP) services, international communications services and network end point (NEP) services.

e.	D.B.S. Satellite Services (1998) Ltd.

D.B.S Satellite Services (1998) Ltd. (“DBS”) is a wholly-owned subsidiary of Bezeq. DBS provides multi-channel television services.

f.	Walla! Communications Ltd.

Walla! is wholly owned by Bezeq. Walla! provides internet, management and media services for a range of populations.

Note 12 - Investees (cont’d)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

3.	Bezeq did not pay dividend to non-controlling interests during 2019 (in 2018: NIS 505).

4.	Bezeq’s Dividend Distribution Policy:

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

As a result of the high losses of the Bezeq Group during the last two years, Bezeq will not be able distribute dividends to its shareholders during the next two years. The company has sufficient funds to serve its own debt until November 2024 even with no dividends from Bezeq.

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

Note 12 - Investees (cont’d)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

Bezeq declared and paid the following dividends in cash:

	2017	2018	2019
	NIS	NIS	NIS
Distribution of a regular dividend
NIS 0.25 per share	-	686	-
NIS 0.47 per share	1,286	-	-

5.	On February 13, 2019, Bezeq’s Board of Directors approved the request of each of the subsidiaries Pelephone, Bezeq International and DBS to apply to the Ministry of Communications for approval to change the corporate structures according to which the full operations and assets of each of the subsidiaries will be transferred to a separate limited partnership, wholly-owned by Bezeq (Bezeq as a limited partnership and a company (separate and different in each partnership), wholly owned by Bezeq as a general partner).

On January 28, 2020, Bezeq received a letter from the Ministry of Communications that it was not possible to approve the application at that time. This was for reasons that Bezeq believes are mistaken including, because there is no room to take interim decisions that might affect the issue of structural separation in the Group and change the existing range of incentives, while the obligation of structural separation applied to the Group is currently being examined by a special team at the Ministry of Communications. As part of its examination, a broad range of alternatives are being assessed - from cancellation of the obligation of separation to strengthening the separation. In addition, in the Ministry’s opinion, this is a material change in the Group’s operations and not a technical change of the corporate structure.

B.	DBS Satellite Services (1998) Ltd.

1.	As at March 25, 2015, Bezeq held 49.78% of the share capital of DBS and it held options that confer the right to 8.6% in DBS shares, which Bezeq is unable to exercise. The balance of DBS shares was held by Eurocom DBS Ltd. (a company that was controlled (indirectly) by the controlling shareholder in Bezeq at that time). On March 25, 2015, Bezeq exercised the options that were allotted, for no consideration, and on June 24, 2016, Bezeq completed a transaction for the acquisition of the entire holdings of Eurocom DBS in DBS, and all of the owners loans provided by Eurocom to DBS (“the Acquisition Transaction”).

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

Note 12 - Investees (cont’d)

B.	DBS Satellite Services (1998) Ltd. (cont’d)

On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of Bezeq. Bezeq consolidates the financial statements of DBS as from March 23, 2015.

Most of the First Contingent Consideration was paid after Bezeq signed an assessment agreement and the taxation decision of the Tax Authority regarding financing income, shareholder loans, the losses of DBS, and its merger.

Bezeq paid an advance of NIS 119 on account of the second contingent consideration. In accordance with the financial results of DBS for 2017, and since the final amount of the Second Contingent Consideration was lower than the amount of advances that Bezeq paid Eurocom DBS for the consideration, Eurocom DBS is required to return the difference to Bezeq. In this context, Bezeq joined the proceedings as creditor for liquidation of Eurocom Communications. In addition, following Bezeq’s demand for Eurocom DBS to pay Bezeq the amount of the down payment on account of the Second Contingent Consideration plus interest as set out in the agreement, after the goals entitling Eurocom DBS to this consideration were not achieved, on April 22, 2018, the Tel Aviv District Court, at Bezeq’s request, handed down a liquidation order for Eurocom DBS and Bezeq’s legal counsel was appointed as the liquidator for Eurocom DBS. According to Bezeq’s estimate as of December 31, 2019, taking into consideration the solvency of Eurocom DBS, no repayment of the advances is expected.

2.	On March 13, 2019, Bezeq’s Board of Directors approved a resolution of the Board of Directors of DBS to approve a plan for migration from satellite broadcasts to broadcasts over the internet (OTT) in a gradual, long-term process that is expected to spread over seven years. As from December 2019, alongside its satellite services, DBS offers the yes+ service, which includes linear TV channels, as well as VOD content and an advanced technological interface.

3.	In 2018, Bezeq converted the balance of DBS debentures in the amount of NIS 422, which it held, to DBS capital, converted the shareholders’ loan to DBS in the amount of NIS 97 to DBS capital, and invested an additional NIS 100 in DBS.

4.	As at December 31, 2019, DBS has an equity deficit in the amount of NIS 105 and a working capital deficit in the amount of NIS 282. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without Bezeq’s support.

On February 13, 2019, Bezeq provided DBS with a letter of undertaking for a credit facility or capital investments in the amount of NIS 250, which DBS can withdraw for a period of 15 months from that date. Insofar as the support is provided by way of credit, the repayment date of the credit will not be earlier than the end of the term of the credit facility. The letter of undertaking was replaced by new letters of undertaking in a total amount of NIS 250 in May, August, and November 2019, with each letter of undertaking replacing the preceding one (and not in addition to). The last letter of undertaking is valid for 15 months as from October 1, 2019 and until December 31, 2020.

In 2019, Bezeq invested NIS 145 in DBS, in accordance with the letters of undertaking as aforesaid.

Note 12 - Investees (cont’d)

B.	DBS Satellite Services (1998) Ltd. (cont’d)

On February 27, 2020, Bezeq’s Board of Directors approved an irrevocable undertaking of Bezeq to DBS to provide a credit facility or a capital investment of NIS 250 for 15 months, as from January 1, 2020 and until March 31, 2021, instead of the undertaking of November 2019.

5.	The management of DBS believes that the financial resources at its disposal, which include the credit facility, and Bezeq’s capital investments, as set out in section 12.B.4 above, will be adequate for the operations of DBS for the coming year.

C.	Non-controlling interests in subsidiaries

The table hereunder presents summary information of the Group’s subsidiaries including fair value adjustments that were made on the date of acquisition, other than goodwill, in which there are non-controlling interests that are material to the Group.

	December 31,
	Rate of
	ownership
	interests						Carrying
	held by						amount of
	non-		Non-		Non-		non-
	controlling	Current	current	Current	current	Total net	controlling
	interests	assets	assets	liabilities	liabilities	assets	interests
	%	NIS

2019

Bezeq Group	73.66	3,733	9,304	3,615	10,107	(685)	(15)

2018

Bezeq Group	73.66	4,431	11,892	4,433	11,456	434	536

2017

Bezeq Group	73.66	4,823	12,026	3,857	10,848	2,144	1,840

Note 12 - Investees (cont’d)

C.	Non-controlling interests in subsidiaries (cont’d)

Year ended December 31,
Cash flow
						Total			from
						comprehensive			financing
					Profit	Income			activities		Total
					(loss)	(loss)			without	Dividend	increase
					attributable	attributable	Cash flow	Cash flow	dividend to	paid to	(decrease)
			Other	Total	to non-	to non-	from	from	non-	non-	in cash
		Profit	comprehensive	comprehensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	Revenues	(loss)	Income (loss)	Income (loss)	interests	interests	activities	activities	interests	interests	equivalents
NIS

2019

Bezeq Group	8,929	(715)	(32)	(747)	(528)	(551)	2,924	(883)	(2,531)	-	(490)

2018

Bezeq Group	9,321	(1,127)	42	(1,085)	(830)	(799)	3,512	(2,552)	(1,746)	(505)	(1,291)

2017

Bezeq Group	9,789	858	(8)	850	663	657	3,525	(1,148)	104	(948)	1,533

D.	The Company’s control over Bezeq

The Company has control over Bezeq based on two facts: (i) the Company holds significantly more voting rights than any other shareholder and the holdings in Bezeq are widely dispersed, and (ii) the Israeli law and regulations require prior ministerial approval for any person to acquire holdings in Bezeq exceeding 5% or to take actions together with other shareholders to cause the appointment of a director in Bezeq and or to influence Bezeq’s day-to-day operational decision-making policies. By these restrictions, the regulatory regime ensures that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit and that the Company is able to nominate the majority of the board of directors of Bezeq.

Note 13 - Disposal of Investment Property

On January 21, 2018, Bezeq signed an agreement for the sale of a real estate asset in the Sakia property and on May 5, 2019, the transaction was completed. The total consideration received by Bezeq for the asset (including linkage differences and interest under the provisions of the agreement) amounted to NIS 511 plus VAT.

On May 21, 2018, Bezeq received a demand from the Israel Lands Authority (“the ILA”) for payment of a permit fee in the amount of NIS 148 plus VAT, for the asset betterment plan approved prior to signing the agreement (“the Demand”). Bezeq filed an objection on the legal argument of the Demand. On January 20, 2019, the ILA dismissed all of Bezeq’s claims in the legal objection, however, the parties are currently negotiating within the mechanism to settle disputes set out in the settlement agreement (the agreement of 2003 between Bezeq and the ILA and the State regarding most of the real estate assets, including the real estate in the Sakia property, which was transferred to Bezeq under the asset transfer agreement signed before the initiation of Bezeq’s business operations). If this mechanism does not bring the dispute to an end, Bezeq will file a monetary claim petitioning the court to order the ILA to refund the permit fees paid by Bezeq and to order the ILA to pay the demand for the betterment tax. At the same time, Bezeq filed an assessment objection on the Demand.

On August 5, 2018, Bezeq received a demand for payment from the local planning and building committee in Or Yehuda, for betterment tax in the amount of NIS 143.5 for disposal of the property by way of a sale (“the Demand for Betterment Tax”). On September 17, 2018, Bezeq filed an appeal on the Demand for Betterment Tax and sent the ILA a demand for full payment of the betterment tax according to the ILA’s undertaking in the settlement agreement. On January 2019, the ILA dismissed Bezeq’s Demand for Betterment Tax. On completion of the transaction as aforesaid and the receipt of the full consideration, Bezeq paid half of the betterment tax in the amount of NIS 75 and provided a bank guarantee for the other half of the tax, without this derogating from or impairing the steps taken by or to be taken by Bezeq to cancel or reduce this tax. It should be noted that the amount for the permit fee to be determined at the end of the proceedings may also affect the amount of the betterment tax Bezeq will be required to pay to the Planning Committee. Bezeq believes that the amount of the permit fee and the betterment tax that it will be required to pay is expected to be low and possibly even lower than the total amount of the demands.

Bezeq recognized a capital gain of NIS 403 in its financial statements for 2019. Recognition of the capital gain is based on Bezeq’s estimates of the final amount to be paid to the authorities. It should be noted that if Bezeq’s estimates do not materialize, the amounts of the final capital gain will be between NIS 250 and NIS 450.

Note 14 - Leases

As set out in Note 3.7, as from January 1, 2018, the Group early applies IFRS 16, Leases. Under the lease agreements, the Group leases mainly cellular communications sites, structures (including offices, warehouses, communication rooms, and points of sale), and vehicles.

A.	Right of use asset

	Communications sites	Buildings	Vehicles	Total
	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2018	809	538	173	1,520
Additions*	159	15	146	320
Derecognition for terminated agreements	(45)	(9)	(11)	(65)
Changes in agreements (mainly extension of the agreement periods) and revaluation	43	81	(22)	102
Balance as at December 31, 2018	966	625	286	1,877
Additions*	146	34	28	208
Derecognition for terminated agreements	(71)	(13)	(27)	(111)
Balance as at December 31, 2019	1,041	646	287	1,974
Amortization and impairment losses
Balance as at January 1, 2018	-	-	-	-
Amortization for the year	190	120	113	423
Derecognition for terminated agreements	(18)	(4)	(9)	(31)
Changes in agreements and other	(3)	(1)	(18)	(22)
Impairment loss	-	-	3	3
Balance as at December 31, 2018	169	115	89	373
Amortization for the year	185	120	110	415
Derecognition for terminated agreements	(65)	(5)	(25)	(95)
Changes in agreements and other	(4)	(2)	(21)	(27)
Impairment loss (see Note 9)	82	45	(1)	126
Balance as at December 31, 2019	367	273	152	792
Carrying amount
January 1, 2018	809	538	173	1,520

December 31, 2018	797	510	197	1,504

December 31, 2019	674	373	135	1,182

*	Additions for new agreements and amendments to existing agreements

Note 14 - Leases (cont’d)

B.	Liability for a lease

	Communications sites	Buildings	Vehicles	Total
	NIS	NIS	NIS	NIS
Balance as at January 1, 2018	809	538	188	1,535
Additions *	204	101	141	446
Disposals	(27)	(5)	(2)	(34)
Financing expenses for lease liabilities	14	9	3	26
Payments for a lease	(190)	(124)	(108)	(422)
Balance as at December 31, 2018	810	519	222	1,551
Additions *	150	32	53	235
Disposals	(6)	(8)	(2)	(16)
Financing expenses for lease liabilities	16	9	4	29
Payments for a lease	(180)	(124)	(110)	(414)
Balance as at December 31, 2019	790	428	167	1,385

Carrying amount as at December 31,2018
Current maturities of a lease liability	203	124	118	445
Long-term liabilities for a lease	607	395	104	1,106
Total balance as at December 31, 2018	810	519	222	1,551

Carrying amount as at December 31,2019
Current maturities of a lease liability	197	123	96	416
Long-term liabilities for a lease	593	305	71	969
Total balance as at December 31, 2019	790	428	167	1,385

*	Additions for new agreements and amendments to existing agreements

1.	Analysis of repayment dates of liabilities for the Group’s lease (including principal and interest to be paid)

Expected payment dates	December 31, 2019
NIS
Up to one year	419
1-5 years	743
More than five years	320
Total	1,482

Note 14 - Leases (cont’d)

2.	Options to terminate or extend a lease

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

3.	Information about material lease agreements not yet included in measurement of the lease liability

In December 2018, Bezeq entered into an agreement to lease part of an office and commercial building. The agreement is for ten years and includes three option periods up to 24 years and 8 months, as from January 1, 2021. The annual rent amounts to NIS 20.

The right-of-use asset and liability for the lease will be recognized in the financial statements at the date ownership of the asset is transferred, which is expected to be at the end of 2020. Under the agreement, there will be an option of bringing forward the beginning of the lease up to three months before this date.

Note 15 - Bank Loans and Debentures

A.	Composition

	December 31
	2018	2019
	NIS	NIS
Current liabilities
Current maturities of debentures	3,376	590
Current maturities of bank loans	621	417

	3,997	1,007

Non-current liabilities
Debentures	5,537	7,443
Bank loans	4,100	2,969

	9,637	10,412

	13,634	11,419

Note 15 - Bank Loans and Debentures (cont’d)

B.	Debt terms and repayment schedule

	December 31, 2018		December 31, 2019			Nominal
		Carrying		Carrying		interest
	Par value	amount	Par value	amount	Currency	rate
	NIS	NIS	NIS	NIS		%
Loans from banks and others:
Unlinked - Variable interest	500	500	-	-	NIS	P-0.33 to P+0.2
Unlinked - Fixed interest	4,208	4,221	3,376	3,386	NIS	3.2 to 6.85
	4,708	4,721	3,376	3,386

Debentures:
Linked to the Israeli CPI - fixed interest	3,290	3,464	3,181	3,263	NIS	2.1 to 3.7
Unlinked - variable interest	587	586	107	107	NIS	zero-coupon bond for one year + 1.4
Unlinked - fixed interest	4,811	4,863	4,784	4,663	NIS	3.6 to 6.65
	8,688	8,913	8,072	8,033

Total interest-bearing liabilities	13,396	13,634	11,448	11,419

C.	Debt issued by the Company

1)	On September 21, 2010, the Company issued NIS 400 of its Series B Debentures at par value to the public in Israel. In January 2012, August 2013 and April 2016, the Company completed private placements of additional Series B Debentures in the amount of NIS 126, NIS 180 and NIS 148 par value, respectively, to certain Israeli institutional investors.

The Series B Debentures were denominated in NIS, bear interest at a fixed annual rate of 6.5% which was payable semi-annually. The principal of the Series B Debentures was paid in four annual equal installments from 2016 till 2019.

The Company fully repaid its Series B Debentures (including accumulated interest) on December 2, 2019 as part of the Searchlight-Fuhrer transaction.

Note 15 - Bank Loans and Debentures (cont’d)

C.	Debt issued by the Company (cont’d)

2)	On September 18, 2016, the Company issued, at par value, NIS 1.9 billion of Series C Debentures to the public in Israel. The principal of the Series C Debentures was payable in four equal instalments on November 30 of each of the years 2020 through 2023 and one instalment payable on November 30, 2024. Each of the first four instalments was equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures issued and the last instalment was equal to 70% of such principal amount. The annual coupon of the Series C Debentures was 3.6% and is denominated in NIS. The interest on the outstanding principal of the Series C Debentures was payable in semi-annual payments on May 31 and November 30 of each year.

On January 16, 2017, and January 23, 2018, the Company completed a private placements of NIS 118 par for consideration of NIS 118 and NIS 240 par value for NIS 249, respectively, of its Series C Debentures to Israeli institutional investors.

On December 2, 2019 as part of the Searchlight-Fuhrer Transaction, the company completed the following actions:

●	Early repayment of NIS 614 par value of its Series C Debentures including payment of accrued interest as of this date;
●	Private placement of NIS 310 par value of its Series C Debentures to Internet Gold;
●	Exchange of NIS 58 par value of its Series C debentures to new Series D debentures;
●	Increased the interest on Series C debentures to 3.85%;
●	Replaced all covenants related to credit ratings, book equity, etc with LTV covenants as described below
●	Provided Series C and D second lien on the Company’s 26.34% stake in Bezeq
●	Completed a public placement of NIS 100 par value of Series E Debentures

Series C, D and E Debentures are payable in one payment on November 30, 2024. The annual coupon of the three series is 3.85% and is denominated in NIS. The interest on the outstanding principal of the three Series is payable in semi-annual payments on May 31 and November 30 of each year from 2020 to 2024.

Under the terms of the Series C, D and E, the Company must deposit the next semi-annual intertest payment in accounts pledged as collateral to the trustee of the debentures for the benefit of the holders of the Debentures. As of December 31, 2019, the Company deposited NIS 39 in those pledged accounts, which are presented under restricted cash on the Company’s statement of financial position.

As at December 31, 2019 the outstanding par value of Series C, D and E Debentures was NIS 2,036.

Below are the main undertakings and covenants with respect to the Company’s Debentures:

Loan to Value (LTV) ratio

A.	The LTV ratio shall not exceed the following during two consecutive quarters:

(1) an 80% rate by November 30, 2023; and

(2) a 75% rate from December 1, 2023 to the full and final maturity date of the debentures.

B.	The LTV ratio will first become effective after a period of 24 months from the closing date (December 2, 2019).

Note 15 - Bank Loans and Debentures (cont’d)

C.	Debt issued by the Company (cont’d)

C.	The LTV compliance test will be conducted at the time of inspection, with the first test being conducted at the test date in the calendar quarter during which a period of 24 months from the closing date will expire.

Restrictions on dividend distributions

The Company undertook not to distribute a dividend to its shareholders and/or perform a buyback of its shares and/or any other distribution as defined in the Israeli Companies Law unless all the conditions provided below are satisfied:

a.	The Company is not in violation of any of the covenants;
b.	No grounds for immediate repayment exist at the time a resolution to make a distribution is adopted, and no such grounds exist as a result of such distribution; and
c.	LTV ratio post distribution must not exceed 65%.

Lien on Bezeq Shares

Series E Debentures have a first lien on the Company’s 26.34% holdings in Bezeq while the Series C and D Debentures have a second lien on the same holdings. The Ministry of Communications approved the pledge and provided a pledge permit to the Debentures trustee.

Control of Bezeq

The Company undertook to hold (directly and/or indirectly) at least 25% of Bezeq’s issued and paid-up capital, unless a regulatory permit/approval is received to reduce such shareholding percentage.

Control of the Company

Searchlight and the Fuhrer Group undertook to refrain from transferring control of the Company (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time.

Gain from debt restructuring

The Company concluded that the Searchlight-Fuhrer transaction detailed above gave rise to a substantial modification of the terms of the outstanding Series C debentures. As a result, the Company derecognized the original financial liability related to Series C debentures, and recognized a new financial liability measured at the quoted market price as of the closing date of Series C debentures as modified by the Searchlight-Fuhrer transaction and of Series D debentures. This resulted in a gain from debt restructuring of NIS 177 presented under finance income in the company’s income statement for 2019.

Note 15 - Bank Loans and Debentures (cont’d)

D.	Debt issued by Bezeq

Below are details of the terms that Bezeq undertook for the loans that it received and the debentures that were issued:

1.	For Bezeq’s overall debt, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third-party lender calls for immediate repayment of Bezeq’s debts in an amount exceeding the amount determined.

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

2.	For Bezeq’s public debentures, the debentures traded on the TACT-Institutional system in the amount of NIS 1.4 billion as at December 31, 2019, bank loans in the amount of NIS 1.8 billion as at December 31, 2019, and for loans from financial institutions in the amount of NIS 1.5 billion as at December 31, 2019, Bezeq has undertaken that if it Bezeq makes an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will also provide the same undertaking to these lenders (subject to certain exceptions).

3.	For Bezeq’s public debentures, debentures traded on the TACT-Institutional system in the amount of NIS 1.4 billion, and for loans from financial institutions amounting to NIS 1.5 billion, grounds were included for immediate repayment, if telecommunication ceases to be the Group’s core activity.

4.	For Bezeq’s public debentures, debentures traded on the TACT-Institutional system in the amount of NIS 1.4 billion, and for loans from financial institutions amounting to NIS 1.5 billion, Bezeq has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

5.	For the Debentures (Series 9-10) traded on the TACT-Institutional system in the amount of NIS 1.4 billion, and for loans from financial institutions in the amount of NIS 1.5 billion, grounds for the immediate repayment of the loans in the event of a change in control were included, following which the controlling shareholders in Bezeq (as defined in the agreements) will cease to be controlling shareholders and control will be transferred to a third party (“the Transferee”), with the exception of: (1) transfer of control to a transferee that received approval for control in Bezeq in accordance with the provisions of the Telecommunications Law and/or the Telecommunications Order; or (2) transfer of control in which the Transferee holds control together with the controlling shareholders in Bezeq, provided that the holding rate of the controlling shareholders in Bezeq in the shares of Bezeq does not fall below 50.01% of the total shares of Bezeq held by the controlling shareholders together; or (3) a change in control to be approved by a meeting of the debenture holders/lenders.

Note 15 - Bank Loans and Debentures (cont’d)

D.	Debt issued by Bezeq (cont’d)

6.	In addition, for the Debentures (Series 9 and 10) traded on the TACT-Institutional system in the amount of NIS 1.4 billion, and for loans from financial institutions in the amount of NIS 1.5 billion, grounds were included for immediate repayment of the debentures in the event of the recording of a going concern qualification in Bezeq’s financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq’s business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures/loans on time (as set out in section 35(I)1a1 of the Israel Securities Law).

7.	Changes in the debt composition of Bezeq during 2019:

●	Debt issuance

In 2019, Bezeq raised debt in the amount of NIS 800 through private loans from an institutional entity and from a bank and completed a private placement of Debentures (Series 11 and 12) to institutional investors for a total consideration of NIS 1,068.

●	Early repayments and debt exchange

In 2019, Bezeq completed the early repayment of a number of loans from financial institutions and banks in the total principal amount of NIS 1.83 billion. In addition, in September 2019, Bezeq completed a tender offer for NIS 444 par value Debentures (Series 7) at a price of 101.50 agorot per NIS 1 par value debenture.

In December 2019, Bezeq completed a private exchange of NIS 300 par value its Debentures (Series 6) for an allocation of NIS 337.5 par value Debentures (Series 12) by way of expanding Debentures (Series 12), reflecting an exchange ratio of NIS 1.125 par value for each NIS 1 par value Debentures (Series 6). The Debentures (Series 12) are traded on the TACT Institutional.

As a result of the early repayments, Bezeq recognized financing costs in the amount of NIS 93 and also recognized financing income in the amount of NIS 14 for the exchange of Debentures (Series 6) for Debentures (Series 12).

As at December 31, 2019 and the approval date of the financial statements, Bezeq was in compliance with all its debt undertakings and covenants, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

Note 15 - Bank Loans and Debentures (cont’d)

E.	Movement in liabilities arising from financing activities

	Debentures (including accrued interest)	Loans (including accrued interest)	Total
	NIS	NIS	NIS
Balance as at January 1, 2018	9,235	5,114	14,349
Changes due to cash flows used in financing activities
Consideration from the issue of debentures and receipt of loans, less transaction costs	819	320	1,139
Repayment of debentures and loans	(1,107)	(686)	(1,793)
Interest paid	(325)	(198)	(523)
Net cash used in finance activities	(613)	(564)	(1,177)
Financing expenses recognized in the statement of income	320	188	508
Balance as at December 31, 2018	8,942	4,738	13,680
Changes due to cash flows used in financing activities
Consideration from the issue of debentures and receipt of loans, less transaction costs	1,475	800	2,275
Repayment of debentures and loans	(2,156)	(2,131)	(4,287)
Interest paid	(323)	(172)	(495)
Net cash used in finance activities	(1,004)	(1,503)	(2,507)
Financing expenses recognized in the statement of income	116	166	282
Balance as at December 31, 2019	8,229	3,401	11,455

Note 16 - Trade and Other Payables

	December 31,
	2018	2019
	NIS	NIS
Open accounts*	862	755
Checks payable	21	2
Trade payables	883	757

Other payables including derivatives:
Liabilities to employees and other liabilities
for salaries	352	368
Advance payment for Sakia property (see Note 13)	155	-
Institutions	82	70
Accrued interest	47	37
Deferred income	103	101
Derivatives	43	55
Other payables	37	37
Total other payables including derivatives	819	668

Total Trade and Other Payables	1,702	1,425

*	Of which, the carrying amount of trade payables that are payable to related parties as at December 31, 2019 amounts to NIS 2 (as at December 31, 2018 – NIS 2).

Note 17 - Provisions

			Dismantling
			and clearing
			of cellular
	Customer	Additional	and other
	claims	legal claims	sites	Total
	NIS	NIS	NIS	NIS

Balance as at January 1, 2019	134	35	44	213

Provisions created	22	7	11	40
Provisions used	(31)	(26)	-	(57)
Provisions cancelled	(14)	(7)	(1)	(22)

Balance as at December 31, 2019	111	9	54	174

Current	111	9	5	125
Non-current	-	-	49	49
	111	9	54	174

Claims

For details of legal claims, see Note 22.

Note 18 - Financial Risk Management

A.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk (which includes currency, interest, inflation and other price risks)

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

Investments in financial assets

The Company’s investment policy, which was approved by its Audit Committee and established by the Company’s Board of Directors, seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. In accordance with the Company’s investment policy, since March 2019 the Company has invested all its funds in investment-grade securities.

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

The Group’s liquidity management policy is to ensure, to the extent possible, adequate liquidity to meet its existing and expected liabilities when they due, in a normal business scenario and under stress conditions, without causing undesirable losses or impairment of goodwill. The cash balances held by the Group, which are not required to finance current operations, are in liquid investment channels and are available for use as required. The Group assesses the existing and expected cash requirements for the foreseeable future, also in the scenario of an unexpected deterioration in its business. These forecasts take into account, among other things, raising and refinancing of debt from banking and non-banking sources. For information about the terms of the debentures issued by Group companies and the loans received, see Note 15 above.

E.	Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group’s results, liabilities and cash flows.

During the normal course of its business, the Group enters into full or partial hedging actions. The Group takes into account the effects of the exposure in its considerations for determining the type of loans it incurs and in the management of its investment portfolio.

Israeli CPI risk

Changes in the rate of Israeli inflation affect the Group’s profitability and its future cash flows, mainly due to its Israeli CPI-linked liabilities. In applying a policy of minimizing the exposure the Company has invested in bonds that are linked to the Israeli CPI in order to partially hedge the exposure to changes in the Israeli CPI. In addition, the Group enters into forward transactions against the Israeli CPI. The duration of the forward transactions is the same as, or shorter than, the duration of the hedged exposures. Bezeq applies hedge accounting with regards to its forward CPI hedge transactions.

A considerable portion of Bezeq’s cash balances are invested in deposits, monetary funds or ETFs which are exposed to changes in their real value as a result of changes in the Israeli CPI.

Interest rate risk

In an attempt to meet targets for allocation of debt to interest exposure components, the Group will enter into interest rate swap transactions as required.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and fixed assets, some of which are denominated in or linked to the US$ or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the US$. The Group’s policy is to reduce, to the extent possible, foreign currency acquisition agreements, and to partially hedge US$ exposure through forward transactions against the US$ and management of US$ deposits.

Note 19 - Financial Instruments

A.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

The Company:

	December 31, 2019
	Carrying	Contractual	First half	Second half		2022-
	amount	cash flow	2020	2020	2021	2024
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial liabilities
Other payables	14	14	14	-	-	-
Debentures	1,861	2,419	32	39	78	2,270

Total	1,875	2,433	46	39	78	2,270

Consolidated:

	December 31, 2019
	Carrying	Contractual	First half	Second half		2022-	2025
	amount	cash flow	2020	2020	2021	2024	and later
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial liabilities
Trade and other payables	1,270	1,270	1,209	61	-	-	-
Bank loans	3,386	3,942	316	204	448	1,341	1,633
Debentures	8,033	9,426	114	694	811	5,331	2,476

Total	12,689	14,638	1,639	959	1,259	6,672	4,109

Financial liabilities for derivative instruments	122	122	4	53	29	34	2
Forward contracts on the Israeli CPI	12,811	14,760	1,643	1,012	1,288	6,706	4,111

Note 19 - Financial Instruments (cont’d)

B.	Linkage and foreign currency risks

	December 31, 2018
			Foreign
		Israeli	currency linked
	Unlinked	CPI-linked	(mainly US$)
	NIS	NIS	NIS
Current assets
Cash and cash equivalents	1,058	-	46
Trade receivables	1,732	22	19
Other receivables	92	136	-
Investments including derivatives	1,613	56	110
Total current assets	4,495	214	175

Non-current assets
Trade and other receivables	365	105	-
Investments including derivatives	49	-	41
Total non-current assets	414	105	41
Total assets	4,909	319	216

Current liabilities
Debentures, loans and borrowings	3,365	632	-
Trade and other payables	1,382	53	166
Total current liabilities	4,747	685	166

Non-current liabilities
Debentures and bank loans	6,879	2,758	-
Other liabilities including derivatives	-	95	5
Total non-current liabilities	6,879	2,853	5

Total liabilities	11,626	3,538	171

Total exposure in the statement of financial position	(6,717)	(3,219)	45

Forward transactions	(1,520)	1,350	170

Note 19 - Financial Instruments (cont’d)

B.	Linkage and foreign currency risks (cont’d)

	December 31, 2019
			Foreign
		Israeli	currency linked
	Unlinked	CPI-linked	(mainly US$)
	NIS	NIS	NIS

Current assets

Cash and cash equivalents	788	-	26
Restricted cash	39	-	-
Trade receivables	1,648	20	21
Other receivables	44	236	-
Assets held for sale	-	-	-
Investments including derivatives	1,200	-	41
Total current assets	3,719	256	88

Non-current assets

Trade and other receivables	304	173	-
Investments including derivatives	45	-	-
Total non-current assets	349	173	-
Total assets	4,068	429	88

Current liabilities
Debentures, loans and borrowings	486	521	-
Current maturities of liabilities for leases	21	395	-
Trade and other payables	1,102	65	159
Employee benefits	651	-	3
Provisions	33	92	-
Total current liabilities	2,293	1,073	162

Non-current liabilities
Debentures and bank loans	7,681	2,731	-
Liability for leases	6	962	1
Employee benefits	307	-	49
Other liabilities including derivatives	-	66	-
Deferred tax liabilities	-	-	-
Provisions	49	-	-
Total non-current liabilities	8,043	3,759	50

Total liabilities	10,336	4,832	212

Total exposure in the statement of financial position	(6,268)	(4,403)	(124)

Forward transactions	(1,745)	1,555	190

Note 19 - Financial Instruments (cont’d)

B.	Linkage and foreign currency risks (cont’d)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2017	2018	2019	2017	2018	2019
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS

1 US dollar	(9.8)	8.1	(7.79)	3.467	3.748	3.456
1 euro	2.7	3.32	(9.62)	4.153	4.291	3.878
Israeli CPI in Points	0.4	0.9	0.7	140.00	141.26	142.10

A change of 1% of the CPI as at December 31, 2019 would have no effect on total equity and net income. This analysis assumes that all other variables, in particular interest rates, remain constant. In addition, A change of 10% in the US$ exchange rate as at December 31, 2019 would have immaterial effect on total equity and net income.

C.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2018	2019
	NIS	NIS

Fixed rate instruments
Financial assets	2,739	2,284
Financial liabilities	(12,547)	(11,312)
	(9,808)	(9,028)
Variable rate instruments
Financial assets	59	-
Financial liabilities	(1,086)	(107)
	(1,027)	(107)

Note 19 - Financial Instruments (cont’d)

C.	Interest rate risk (cont’d)

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

Cash flow hedges for CPI-linked liabilities

The Bezeq Group entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked debentures. These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

		Number of	Nominal		Capital
Hedge item	Repayment date	Transactions	Value	Fair value	reserve
			NIS	NIS	NIS

December 31, 2018:
Debentures (Series 6)	December 2019 - December 2022	6	1,350	(138)	(12)
			1,350	(138)	(12)
December 31, 2019:
Debentures (Series 6)	December 2020 - December 2022	4	1,005	(112)	(10)
Debentures (Series 10)	December 2022 - December 2025	4	300	(5)	(2)
Debentures (Series 12)	June 2026 - June 2030	5	250	(1)	(1)
		13	1,555	(118)	(13)

DBS has forward transactions to reduce exposure to changes in the US$ exchange rate. As at December 31, 2019, the net fair value of these transactions is a liability of NIS 4 (as at December 31, 2018, an asset of NIS 3).

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

	December 31, 2018		December 31, 2019
					Fair value
					weighted
					average
	Carrying	Fair	Carrying	Fair	discount
	amount	value	amount	value	rate
	NIS	NIS	NIS	NIS	%

Secured loans from banks and others
Unlinked	4,235	4,324	3,401	3,561	2.39
Debentures
Issued to the public (CPI linked)	3,464	3,602	2,508	2,647	0.05
Issued to the public (Unlinked)	4,681	4,405	4,071	4,160	1.00
Issued to institutional investors (CPI linked)	8	8	762	855	1.24
Issued to institutional investors (unlinked)	202	211	607	646	2.69

	12,590	12,550	11,349	11,869

(2)	Financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	18	-	-	18
Marketable securities	376	-	-	376
Forward contracts	-	(135)	-	(135)
	394	(135)	-	259

Note 19 - Financial Instruments (cont’d)

E.	Fair value (cont’d)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	312	-	-	312
Marketable securities	46	-	-	46
Forward contracts	-	(122)	-	(122)
	358	(122)	-	236

a.	The fair value of investments in financial funds, ETFs and marketable securities is determined by reference to their average quoted selling price at the reporting date (Level 1).

b.	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (Level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

F.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. In accordance with the agreements, each party has the right to offset the amounts due by each party. The table below presents the carrying amount of the offset balances as stated in the statement of financial position:

	December 31,
	2018	2019
	NIS	NIS

Trade and other receivables, gross	94	90
Offset amounts	(83)	(81)
Trade and other receivables presented in the statement of financial position	11	9
Trade payables, gross	121	100
Offset amounts	(83)	(81)
Trade and other payables presented in the statement of financial position	38	19

Note 20 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits.

A.	Liabilities for employee benefits

	December 31,
	2018	2019
	NIS	NIS

Current liabilities for:
Holiday	112	120
Sick leave	133	152
Early retirement	329	375
Current maturities of pensioner benefits	7	7
Total current liability for employee benefits	581	654
Non-current liabilities for:
Voluntary redundancy for employees transferred from civil service	241	94
Liability for pensioner benefits	115	137
Severance compensation (net) (see composition below)	54	65
Early notice and pension	35	29
Provision for the streamlining plan	-	31
Total non-current liabilities for employee Benefits	445	356
Total liabilities for employee benefits	1,026	1,010
Composition of liabilities for severance pay:
Liabilities for severance pay	218	230
Fair value of plan assets	(164)	(165)
	54	65

B.	Defined contribution plans

Liabilities for employee benefits at retirement age in respect of the period of their service with Bezeq and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments made by Bezeq and its subsidiaries to pension funds and insurance companies.

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Amount recognized as an expense for a defined contribution plan	228	232	223

The pension rights of the Bezeq Group employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (“the Makefet Fund”), which assumed the State’s obligation following an agreement between the Government of Israel, the Company, the Histadrut Federation of Labor and the Makefet Fund.

Note 20 - Employee Benefits (cont’d)

B.	Defined contribution plans (cont’d)

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

C.	Defined benefit plans

Obligations for defined benefit plans in the Bezeq Group include the following:

1.	The severance pay obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements and the Severance Pay Law. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfilment of the provisions in the Severance Pay Law.

2.	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance. The Company also has an obligation to a number of senior employees who are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees

3.	Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities The Company’s liability for these costs accumulates in the employment period. The Company’s financial statements include the liabilities for expected costs in the severance period.

D.	Sick leave provision

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

Note 20 - Employee Benefits (cont’d)

E.	Benefits for early retirement and termination

1.	According to the collective agreement of December 2006, between Bezeq and the employees union and the Histadrut Federation of Labor, and according to the amendment to the agreement of August 2015, Bezeq may, at its discretion, terminate the employment of 163 long-standing permanent employees in each of the years 2015-2021 (Bezeq’s right is accumulated over the years).

Bezeq recognizes expenses for early retirement when Bezeq is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows Bezeq to dismiss employees but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the expenses for early retirement are recognized in Bezeq’s financial statements at the approval date of the plan.

On November 6, 2019, as part of its streamlining plan, Bezeq’s Board of Directors approved the retirement of 140 permanent employees and the termination of employment of another 60 employees with flexible employment status. In view of the above, in its financial statements for the fourth quarter of 2019, Bezeq recognized an expense for severance pay in early retirement in the amount of NIS 137. Total expenses for early retirement in Bezeq in 2019 amounted to NIS 109 and included a decrease in the provision for retirement for previous plans.

2.	On December 16, 2018, an early retirement plan was decided on, by the end of the collective agreement period (the end of 2021), for all employees of Bezeq who were transferred to Bezeq from the Ministry of Communications (94 employees). The balance of the unpaid provision for the retirement liability as at December 31, 2019 is NIS 264.

3.	Pelephone, Bezeq International, and DBS have collective agreements with the Histadrut Federation of Labor and the employees’ committees as follows:

On March 14, 2019, DBS signed a collective arrangement with the Histadrut Federation of Labor and the employees’ representatives regarding retrenchment and synergy procedures, commencing on June 1, 2019 until December 31, 2021 (“the Arrangement”). According to the Arrangement, DBS will be entitled to terminate the employment of up to 325 employees during the Arrangement years, and employees who are not included in the retirement plan will receive a one-time grant. In addition, according to the Arrangement, DBS may also retrench by not recruiting employees to replace employees whose employment has terminated. Following the Arrangement and the submission of the efficiency plan outline to the employees’ representatives, DBS recognized expenses of NIS 45 million, mainly due to termination benefits.

On November 17, 2019, DBS signed an extension to its collective agreement with the Histadrut New General Federation of Labor and the employees’ committee, with certain revisions, until December 31, 2021.

On July 11, 2019, Bezeq International signed a collective agreement with the Histadrut New General Federation of Labor and the employees’ committee at Bezeq International. The agreement includes efficiency and synergy processes for the period from July 11, 2019 to December 31, 2021. Under to the agreement, Bezeq International may retrench up to 325 employees (of which 150 are permanent employees, some as part of voluntary early retirement), in addition to the option of not hiring employees to replace those employees that terminate their employment. The agreement also includes a one-time bonus for employees who are not included in the retirement plan.

Note 20 - Employee Benefits (cont’d)

E.	Benefits for early retirement and termination (cont’d)

Following the agreement and the submission of the efficiency plan outline to the employees’ representatives, Bezeq International recognized expenses of NIS 45, mainly termination benefits and other employee benefits.

On November 13, 2019, Pelephone signed a renewal of the existing collective agreement with the Histadrut General Federation of Labor - Cellular, Internet, and High Tech Workers Union (“the Histadrut”) and the employees’ representatives, which includes streamlining and synergy processes for the period from November 12, 2019 until June 30, 2022. Under the agreement, Pelephone will be able, among other things, to terminate the employment of 210 permanent employees during the agreement period, some as part of a voluntary retirement plan. In addition, according to its plan, Pelephone will terminate the employment of another 190 non-permanent employees, and employees will not be hired to replace those persons whose employment is terminated. The agreement also includes a one-time bonus for employees who are not included in the retirement plan. Following the agreement and the submission of the efficiency plan outline to the employees’ representatives, Pelephone recognized expenses of NIS 77, mainly termination benefits and other employee benefits.

F.	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

Mortality rates are based on the rates published in Pension Circular 2017-3-6 of the Capital Market Authority. Future declines in mortality rates are based on rates published in Circular 2019-1-10.

Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full termination compensation and severance without entitlement to full termination compensation.

The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

The main discount rates are as follows:

	December 31, 2018	December 31, 2019
	Average capitalization rate	Average capitalization rate
	%	%

Severance compensation	3.73	2.4
Retirement benefits	4.1	2.9

Note 20 - Employee Benefits (cont’d)

F.	Actuarial assumptions (cont’d)

Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management’s assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Salary increase assumptions

Permanent and long-standing employees in the Company	The calculation was based on individual assumptions regarding an expected salary increase for 2020 through to 2026, arising from the collective agreement signed in August 2015.
Permanent employees in the Company	Average adjustment of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Company’s employees that are not permanent	6.4% for young employees decreasing gradually to 0.1%, 2% (in real terms) for senior employees
Pelephone employees	Salary increases were based on the collective agreements signed by Pelephone. The annual salary increase for Pelephone employees is 3% in 2020 and 2% thereafter.
Bezeq International employees	Assumptions about salary increases were based on the collective agreement signed in 2019. The average salary increase for Bezeq International employees is 2.95% in 2020 and 2% thereafter.
DBS employees	Rate of increase of 3.5%.

(5)	Sensitivity analysis for actuarial assumptions

The following is an analysis of the possible effect of the changes in the principal actuarial assumptions on liabilities to employee benefits. The calculation is made for each assumption separately, assuming that the remaining assumptions remain unchanged.

	Year ended December 31,
	2018	2019
	Years	Years

Discount rate - addition of 0.5%	(37)	(42)
Rate of future salary increases - addition of 0.5%	27	35
Rate of employees leaving - addition of 5.0%	(12)	(25)
Mortality rate assumption, addition of 5.0%	(2)	(4)

(6)	Average weighted useful life of liabilities for the main severance benefits:

	Year ended December 31,
	2018	2019
	Years	Years

Severance compensation	9.9	10.8
Retirement benefits	13.6	16.6

Note 21 - Income Tax

A.	Corporate tax rate

The corporate tax rate for 2017, 2018 and 2019 was 24%, 23% and 23%, respectively.

Deferred tax balances as at December 31, 2019 were calculated according to the new tax rates expected to apply on the date of reversal. The current taxes for the reported periods are calculated according to the actual tax rates as set out above.

B.	Composition of income tax expenses

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Current tax expenses
Expenses for the current year	438	311	401
Adjustments for prior years	54	(24)	(11)
Total current tax expenses	492	287	390

Deferred tax expenses (income)
Adjustments for prior years according to an assessment agreement	(54)	-	-
Derecognition of previously recognized deductible temporary differences	-	-	1,259
Reversal of temporary differences according to an assessment agreement	21	-	-
Creation and reversal of temporary differences	(112)	(346)	(176)
Total deferred tax expenses	(145)	(346)	1,083

Income tax expense	347	(59)	1,473

Note 21 - Income Tax (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Income (loss) before income tax	1,088	(1,918)	94
Statutory tax rate	24%	23%	23%
Income tax at the statutory tax rate	260	(441)	22

Expenses not recognized for tax purposes	48	54	42
Gain from debt restructuring not recognized for tax purposes	-	-	(41)
Current year tax losses and benefits for which deferred taxes were not created	29	26	27
Creation of deferred taxes for losses and benefits from prior years for which deferred taxes were not recorded in the past	-	-	(3)
Impairment of assets for which deferred taxes were not created	10	302	167
Derecognition of previously recognized deductible temporary differences	-	-	1,259
Income tax expenses (benefit)	347	(59)	1,473

Note 21 - Income Tax (cont’d)

D.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Property,
	plant
	equipment,		Carry-	Brand
	and	Employee	forward	Names and
	intangible	benefits	losses for	Customers
	assets	plan	DBS	relationship	Others	Total
	NIS	NIS	NIS	NIS	NIS	NIS

Balance of deferred tax asset (liability) as at December 31, 2017	(323)	165	1,166	(488)	40	560

Recognized in profit or loss	(13)	101	93	184	(18)	347
Recognized in equity	-	2	-	-	(6)	(4)
Balance of deferred tax assets (liability) as at December 31, 2018	(336)	268	1,259	(304)	16	903
Balance of deferred tax asset (liability) as at December 31, 2018	(336)	268	1,259	(304)	16	903

Recognized in profit or loss	52	28	(1,259)	66	30	(1,083)
Recognized in equity	-	2	-	-	-	2
Balance of deferred tax assets (liability) as at December 31, 2019	(284)	298	-	(238)	46	(178)

E.	Unrecognized deferred tax assets or liabilities and carry-forward tax loss

As at December 31, 2019, the Group has tax losses carry forwards in the amount of NIS 5 billion (December 31, 2018: NIS 5 billion) and capital loss carry forwards in the amount of NIS 86 (December 31, 2018: NIS 51). The Group did not create deferred tax assets with respect to current losses and capital losses since their utilization is not probable. In addition, deferred taxes of NIS 216 related to impairment losses in DBS were not taken into account, since their utilization is not expected. The deductible temporary differences and tax losses do not expire under current tax legislation in Israel.

Following the acquisition of control in DBS by the Group, the Group recognized a deferred tax asset for carry forward losses for tax purposes in DBS, amounting to NIS 1,259. The approval from the Tax Authority for the utilization of the carry forward tax losses is subject to approval from the Ministry of Communications for cancellation of the structural separation between the two companies, and requires the extension from the Tax Authority for an additional year as from 2020 for every year until the actual merger takes place.

The Group wrote off the tax assets by way of revising the estimate and recognized tax expenses in the amount of NIS 1,259 in the income statement of 2019, since the Group’s assessment of the probability of using the tax asset was no longer more likely than not. For the purpose of assessing the probability of utilization of the tax asset, the Group considered, among other things, the absence of developments in its discussions with authorities and government agencies, various developments in recent months, and the effect of the passage of time.

Note 21 - Income Tax (cont’d)

E.	Unrecognized deferred tax assets or liabilities and carry-forward tax loss (cont’d)

In addition, the calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends and is able to retain these investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

F.	Final tax assessments

(1)	The Company has final tax assessments up to and including 2014.

(2)	Bezeq has final tax assessments up to and including 2014.

On September 15, 2016, parallel to signing the assessment agreement ending the disputes between Bezeq and the tax assessor that ended the dispute regarding the financing income for the shareholder loans to DBS, the Tax Authority granted approval for tax purposes of the merger of DBS with and into Bezeq in accordance with section 103(B) of the Income Tax Ordinance. According to the approval, the losses of DBS as at the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

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

On October 2, 2019, Bezeq received a letter from the Tax Authority (“the Approval”) extending, at Bezeq’s request, the validity of the tax decision for one year (until December 31, 2020). In the Approval, the Tax Authority clarified, among other things, that the Tax Authority has full authority to revoke the Approval if it emerges that as from the signing date of the Approval until December 31, 2019, there has been a material change in the business of Bezeq and DBS, that the extension of the validity of the tax decision refers to the tax decision of September 15, 2016 in the outline set out in the tax decision only, that it does not derogate from the Tax Authority’s authority not to extend the validity of the Approval beyond December 31, 2020, and that it does not contain any confirmation that the two companies are in compliance with the terms of the Approval.

The tax losses of DBS as at December 31, 2019 amount to NIS 5 billion.

2.	Pelephone has received final tax assessments up to and including 2014.

3.	Bezeq International has received final tax assessments up to and including 2015.

4.	DBS has received final tax assessments up to and including 2014.

5.	Walla! has received final tax assessments up to and including 2014.

Note 22 - Contingent Liabilities

A.	Legal proceedings against the Company

(1)	On June 29, 2017, plaintiff Lynne P. Maleeff commenced litigation on behalf of a purported class of persons and entities who purchased or otherwise acquired our shares between March 18, 2015 and September 6, 2017. The original defendants were the Company, Doron Turgeman (our former CEO), Itzik Tadmor (our CFO) and Ehud Yahalom (our former CFO). On December 8, 2017, lead plaintiffs filed an amended complaint adding ten additional defendants: Shaul Elovitch, Or Elovitch, Ron Eilon, Stella Handler, David Mizrahi, Micky Neiman, Allon Raveh, Linor Yochelman, DBS and Eurocom Communications.

The amended complaint alleges a single cause of action against the Company for violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The complaint alleges that the Company made false and misleading statements and omissions in its SEC filings.

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

The court issued a decision dated September 27, 2018 granting in part and denying in part our motion to dismiss. The court dismissed all claims against our company relating to our code of ethics, internal controls, and compliance with laws generally and all claims relating to the Bezeq subcommittee review of the Bezeq-DBS transaction, except for certain allegations relating to statements in one particular filing and to allegations regarding our statements about our or Bezeq’s free cash flow. The court denied our motion to stay without prejudice to our ability to seek a stay in the future if circumstances change. On July 12, 2018, motions to dismiss were filed by (1) defendants Doron Turgeman, Itzik Tadmor, and Ehud Yahalom, all former officers of our company, (2) Ron Eilon, Micky Neiman and DBS; and (3) Stella Handler, Allon Raveh, Linor Yochelman, and David Mizrahi, officers of Bezeq.

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

On December 5, 2019, the court held a teleconference to address plaintiffs’ request that the Company be compelled to produce documents held by Bezeq or DBS. The court denied plaintiffs’ request, and the plaintiffs indicated that they anticipate filing a formal motion to compel the Company to produce these documents. The court directed the parties to meet and confer about what discovery would be needed in advance of plaintiffs’ anticipated motion.

Note 22 - Contingent Liabilities (cont’d)

The Company’s counsel and counsel for the plaintiffs executed a stipulation of settlement dated March 3, 2020. The stipulation of settlement provides in relevant part that the Company (through its insurance) will pay a total of US$1.2, the litigation will be dismissed with prejudice, and all class members who do not opt out of the settlement will be deemed to fully and finally release all claims against the defendants which were or could have been asserted in the litigation relating to the purchase, holding or sale of the Company’s shares during the class period. The settlement will not take final effect unless and until it is approved by the court. The plaintiffs filed a motion for approval of the settlement on March 3, 2020. To date, no person or entity has filed an opposition to the motion. In light of the current COVID-19 outbreak in New York, it is not clear when the court will rule on this motion. As noted above, the litigation is essentially stayed pending the outcome of the motion for approval of the settlement agreement.

Similar class action lawsuit was filed in Israel and is described in section 2 below.

(2)	The company, Internet Gold and five members of the Company’s Board of Directors were named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 out of the dividends distributed by us in May 2016 was distributed unlawfully as such amount was not included in our profit and loss report, and therefore does not qualify as a “surplus” that may be lawfully distributed as dividends under the Israeli Companies Law. A pretrial hearing was held in March 2017, in which the court allowed us to file an additional brief response and a supplementary expert opinion, in order to respond to the arguments. The Company filed the additional responses in June 2017. The court further held that the parties should consider the possibility of a constructive arbitration regarding the issues in dispute and instructed the parties to inform the court about the results of this dialogue, and whether they want to set a date for an evidentiary hearing or additional preliminary motions. The dialogue process failed, and accordingly, the court set dates for the evidentiary hearing (as part of the motion to certify) for January 6, 2019. On January 6, 2019, evidentiary hearings were held. The court decided that our summaries must be submitted by May 28, 2019, and the reply on behalf of the plaintiff must be submitted by June 10, 2019.

In July 2019, the District court approved the derivative claim with respect to Internet Gold and dismissed the claim with respect to the Company’s directors. Shortly thereafter, in October 2019, the plaintiff filed statement of appeal to the Supreme Court against the dismissal of the claim in respect to the directors. In addition, The Company and Internet Gold, also filed, separately, a motion to regarding the initial Court’s decision approving the derivative claim.

On March 30, 2020, the Company announced that it has entered into a settlement agreement under which the Company will receive a total of NIS 22 (principal plus accrued interest) of the Company’s Series C Debentures currently held by Internet Gold, in return for a waiver of the derivative action against Internet Gold. The derivative plaintiff will be awarded a total amount of NIS 4.23 for expenses, lawyers’ fees and reward (which amount will come out of the NIS 22 amount being paid by Internet Gold). The settlement agreement is subject to court approval (by both the District Court and the Insolvency Court dealing with Internet Gold’s insolvency proceedings). The courts’ approvals of the settlement are expected in 2020, but could be delayed by appeals, other proceedings or due to the COVID-19 outbreak in Israel.

Note 22 - Contingent Liabilities (cont’d)

B.	Legal proceedings against the Bezeq Group

During the normal course of business, legal claims were filed against Bezeq Group companies or there are pending claims against the Bezeq Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Bezeq Group companies, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 17), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Bezeq Group companies, the additional exposure (beyond these provisions) as at December 31, 2019 for claims filed against Bezeq Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.1 billion. There is also additional exposure of NIS 3.3 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Bezeq Group companies, for which the Bezeq Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this Note are linked to the CPI and are stated net of interest.

Note 22 - Contingent Liabilities (cont’d)

Following is a detailed description of the Bezeq Group’s contingent liabilities at December 31, 2019, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	111	3,864		1,440
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	-	1,100	*	1,828	**
Claims of employees and former employees of Bezeq Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3		-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	9	9		-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	63		18
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	58		-

Total legal claims against the Bezeq Group companies		120	5,097		3,286

Note 22 - Contingent Liabilities (cont’d)

*	Exposure for a motion for certification of a class action filed by a shareholder against Bezeq and Bezeq officers, referring to alleged reporting omissions by Bezeq regarding the wholesale market and the reduction of interconnect fees. The plaintiff estimated the original amount of the claim as NIS 2,000 (based on the out-of-pocket method) and, alternatively, as NIS 1,100 (based on the approximate out-of-pocket method). This amount is expected to decrease because the lawsuit has not yet been amended following the court ruling to dismiss the motion for certification for some of the grounds.

**	Two motions for certification of a class action amounting to a total of NIS 1,800, filed in June 2017 against Bezeq, officers in the Bezeq Group, the Company and companies in the group of the former controlling shareholders of the Company regarding the transaction for Bezeq’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceedings were stayed until March 31, 2020, due to the investigation (as described in Note 1) and at the request of the Attorney General. On March 15 and March 22, 2020, the Ministry of Justice issued Emergency Regulations, due to the Corona Virus. According to the Emergency Regulations, all dates in this matter, including the filing date of the Attorney General updated position regarding the stay of proceedings, are postponed at this stage for a month.

Subsequent to the date of the financial statements, a claim was filed against the Bezeq Group companies without an exact amount. As at the approval date of the financial statements, the chances of the claim cannot yet be assessed. In addition, claims with exposure of NIS 172 came to an end and a claim with an undefined amount came to an end.

Note 23 - Agreements

1.	DBS has agreements for the acquisition of space segments, content, and copyrights, up to the end of 2025. The amounts of future agreements for these contracts as at December 31, 2019 are as follows:

	Space segments (see section 2 below)	Content and copyright	Total
Year ended December 31	NIS	NIS	NIS
2020	78	471	549
2021	78	280	358
2022	75	236	311
2023	75	79	154
2024	75	8	83
2025	75	-	75
2026	12	-	12
	468	1,074	1,542

2.	In accordance with the agreement with Space Communications Ltd. (“Spacecom”) entered into in 2013, as amended, DBS leases space segments in the Amos satellites (“the Spacecom Agreement”). In accordance with the Spacecom Agreement, DBS leases space segments on the Amos 3 satellite (which is expected to end its service at the beginning of 2026), as well as on the Amos 7 satellite, in which Spacecom has the right to lease space segments under an agreement with the holder of rights in this satellite, which was leased to DBS until February 2021. In February 2020, Spacecom exercised the option granted to it by the holder of the satellite rights to extend the lease of Amos 7 for an additional year, and it extended the lease period of DBS accordingly until February 2022.

Under the Spacecom Agreement, Spacecom has undertaken to make the most reasonable efforts to install the new satellite, Amos 8, by February 2021, and in this case, DBS will lease space segments from that date in Amos 3 and in Amos 8, and from the end of life of Amos 3, in Amos 8 only. If Amos 8 is not deployed by February 2022, DBS will lease space segments in Amos 3 until the end of its life, and will have the right, if it so chooses, to lease space segments in Amos 8, to the extent it is deployed at a later stage. DBS believes, taking into consideration, among other things, that Spacecom did not announce the agreement to construct Amos 8 and according Spacecom reports, the agreement for construction of Amos 8 was cancelled by Spacecom in 2018). Based on such reports, Amos 8 is not expected to be in place before February 2022, if at all. Therefore, in accordance with the Spacecom Agreement and although the term of the original agreement is until 2028, the agreement will terminate prematurely at the end life of the Amos 3 satellite, which, to the best of DBS’ knowledge, is expected to be at the beginning of 2026, without compensation and under the terms set out in the agreement (subject to additional premature termination options).

Leased space segments: Under the Spacecom Agreement, in the agreement period (and subject to unavailability events), DBS will lease 12 space segments from Spacecom, according to the distribution among the relevant satellites set out in the agreement for the different periods, and as from the end of the lease of the Amos 7 satellite, DBS is expected to lease ten space segments in Amos 3. The agreement also establishes the positioning of the leased backup space segments in the agreement period, under the terms and within the limitations in the agreement.

Note 23 - Agreements (cont’d)

Early termination of the agreement: The Spacecom Agreement stipulates the right to early termination without cause, subject to advance notice of 12 months and payment of the consideration in accordance with the prescribed mechanism. The Spacecom Agreement also stipulates the right of DBS to terminate the agreement in February 2021 due to a delay in the effective date of the Amos 8 construction agreement. DBS informed Spacecom that it would not exercise this right.

3.	The cellular infrastructure equipment in Pelephone’s UMTS/HSPA and LTE networks is manufactured by LM Ericsson Israel Ltd. (“Ericsson”), which serves as a supplier of Pelephone for the deployment of a fourth-generation radio network (LTE). Ericsson is also a material supplier of Pelephone for microwave transmission. Pelephone has multi-year agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for acquisition of 4G network (LTE) equipment with Ericsson, and Pelephone believes that it could be dependent on Ericsson for network support and its expansion. As at December 31, 2019, Pelephone has agreements with Ericsson for the acquisition of terminal equipment and the receipt of services, in a total amount of NIS 6.

As at December 31, 2019, the Group companies have agreements for the acquisition of terminal equipment, fixed assets, intangible assets, and other assets amounting to NIS 309 and other agreements for the receipt of various services in the future amounting to NIS 93.

For information about transactions with related parties, see Note 32D.

Note 24 - Securities, Pledges and Guarantees

The Bezeq Group’s policy is to supply tender, performance and legal guarantees. In addition, Bezeq provides bank guarantees, where necessary, for banking obligations of subsidiaries.

A.	The Bezeq Group companies have provided guarantees of NIS 165 in favor of the Ministry of Communications to secure the terms of their licenses (of which an amount of NIS 41 is linked to the CPI and NIS 35 to the US$ exchange rate).

B.	The Bezeq Group companies provided bank guarantees totaling NIS 176 in favor of third parties.

C.	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

1)	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

D.	For information about the conditions for loans and debentures, see Note 15.

Note 25 - Capital

Share capital of ordinary shares of NIS 0.1 par value each

	Number of ordinary shares
	2017	2018	2019
Registered and paid up share capital as at January 1	29,889,045	29,889,045	29,889,045
Issued for cash during the period (1)(2)	-	-	86,427,518
Registered and paid up share capital as at December 31	29,889,045	29,889,045	116,316,563

Authorized share capital	50,000,000	50,000,000	150,000,000

1)	On January 20, 2019, the Company conducted a private placement of 7,385,600 of its Ordinary Shares, NIS 0.1 par value, to certain institutional, “qualified” and private investors in Israel. The Company received gross proceeds from the offering of approximately NIS 118, based on a price of NIS 16 per share.

2)	On December 2, 2019 as part of the Searchlight-Fuhrer Transaction, the Company issued 79,041,918 of its Ordinary Shares, NIS 0.1 par value to Searchlight, the Fuhrer Group, Internet Gold and the public for a total consideration of NIS 330, based on a price of NIS 4.175 per share.

Note 26 - Revenues

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Domestic fixed line communications – Bezeq fixed-line
Fixed line telephony	1,255	1,130	1,017
Internet – infrastructure	1,488	1,525	1,497
Transmission and data communication	775	769	745
Cloud and digital services	230	260	273
Other services	205	199	225
	3,953	3,883	3,757

Cellular communications - Pelephone
Cellular services and terminal equipment	1,743	1,713	1,674
Sale of terminal equipment	757	688	642
	2,500	2,401	2,316

International communications, internet services and NEP – Bezeq International	1,467	1,338	1,283

Multi-channel television - DBS	1,650	1,473	1,344

Others	219	226	229
	9,789	9,321	8,929

Note 27 - Salaries

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Total salaries and incidentals	2,578	2,574	2,476

Less - salaries recognized in investments in property, plant and equipment and in intangible assets	571	579	539

	2,007	1,995	1,937

Note 28 - General and Operating Expenses

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Terminal equipment and materials	855	737	761
Interconnectivity and payments to domestic and international operators	805	789	757
Maintenance of buildings and sites	584	286	271
Marketing and general expenses	610	570	502
Services and maintenance by sub-contractors	260	277	270
Vehicle maintenance expenses*	156	82	71
Content services expenses	636	653	644

	3,906	3,394	3,276

*	Operating and general expenses are presented net of expenses of NIS 43 recognized in 2019 for investments in fixed assets and intangible assets (in 2018, NIS 46 and in 2017, NIS 65).

Note 29 - Other Operating Expenses, net

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Provision for severance pay in early retirement, see Note 20E	23	559	276
Provision for claims	19	91	10
Capital gain from sale of property plant and equipment	(27)	1	(475)
Profit from sale of an associate	-	(15)	-
Others	5	(1)	1
	20	635	(188)

Note 30 - Financing Expenses, Net

	Year ended December 31
	2017	2018	2019
	NIS	NIS	NIS

Income on bank deposits, investments and others	(2)	(1)	-
Gain from debt restructuring (see Note 15)	-	-	(191)
Change in fair value of financial assets measured at fair value through profit or loss	(7)	(27)	-
Income in respect of credit in sales, net of discount	(35)	(30)	(29)
Linkage and exchange rate differences, net	-	-	-
Other finance income	(25)	(31)	(46)

Total financing income	(69)	(89)	(266)

Interest expenses on financial liabilities	445	472	458
Linkage and exchange rate differences, net	48	64	46
Costs of early repayment of loans and debentures	-	-	93
Change in contingent consideration in a business combination	(14)	43	-
Change in fair value of financial assets measured at fair value through profit or loss	39	-	9
Financing expenses on employee benefits, net	35	9	89
Financing expenses on lease liabilities	-	26	29
Other financing expenses	33	6	14

Total financing expenses	586	620	738

Financing expense, net	517	531	472

Note 31 - Earnings (loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2017	2018	2019
	NIS	NIS	NIS

Earnings (loss) attributable to ordinary Shareholders
Basic earnings (loss) for the year	78	(1,029)	(853)
Effect of diluted per share loss in a subsidiary	-	-	-
Diluted earnings (loss) for the year	78	(1,029)	(853)

	Year ended December 31
	2017	2018	2019
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value

Balance as at January 1	29,889	29,889	29,889
Effect of shares issued during the year	-	-	13,297
Weighted average number of ordinary shares (basic and diluted) as at December 31	29,889	29,889	43,186

Note 32 - Transactions with Related Parties

A.	Identity of related parties

The Company’s interested and related parties as defined in the Securities Law and in IAS 24 – Related Party Disclosures include mainly: Searchlight and the Fuhrer Group from December 2, 2019, Internet Gold, Eurocom and its subsidiaries until December 2 2019, Bezeq and its subsidiaries, as well as, associates, directors and key management personnel in the Company and a person who is close to a family member of any of the above parties.

It should be noted that the transactions described below with interested and related parties do not include reference to Note 1 regarding the investigations of the Israel Securities Authority and the Israel Police or its possible implications.

Note 32 - Transactions with Related Parties (cont’d)

B.	Balances with related parties

	December 31,
	2018	2019
	NIS	NIS

Receivables - associates	7	5

Liabilities to related parties, net	6	(1)

Advanced payment to Eurocom DBS (not including interest) for contingent consideration (see Note 12.B.1)	*99	*99

*	As of December 31, 2018 and 2019, the advance payment to Eurocom DBS was provided for in full.

C.	Transactions with related parties

	Year ended December 31,
	2017	2018	2019
	NIS	NIS	NIS

Revenues
From associates	8	6	1
From related parties	23	31	13
Expenses
To related parties	122	*54	20
To associates	5	5	-
Investments
Related parties	28	1	-
Acquisition of DBS (see Note 12.B.1)	**(70)	-	-
Revised fair value of the excess advance payments for acquisition of DBS (see Note 12.B.1)	**56	**43	-

*	Related-party expenses include amounts paid by DBS to Spacecom up to May 3, 2018. It should be noted subsequent to this date, Bezeq believes, based on information it received, that Spacecom ceased to be a related party. In 2018, DBS paid a total of NIS 74 to Spacecom.

**	Adjustment of the liability for contingent consideration for a business combination with DBS and adjustment of the fair value estimate of the amount expected to be returned to Bezeq from the excess of the advance payments that it paid, recognized as financing income, net.

Note 32 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of Bezeq’s audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction
April 3, 2017	Approval of Bezeqs’s vote at the general meeting of DBS in favor of the agreement between DBS and Space Communications Ltd. (“Spacecom” and “the Parties” respectively) with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites (“the Agreement”), including in favor of implementation of the Agreement.

A total nominal cost of up to US$ 263 for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of US$ 21.9.

For further information about the Spacecom agreement, see Note 23.1 and 23.2.

Bezeq had a personal interest in the transaction as at the date of its approval, since, as at the date of the transaction, Spacecom was controlled by Eurocom Communications, which as the controlling shareholder (linked) in B Communications at that time. To the best of Bezeq’s knowledge and in accordance with information provided to Bezeq by Eurocom Communications, as from May 3, 2018, the connection between Eurocom Communications and Spacecom was severed and Bezeq ceased to regard Spacecom as a related party.

Note 32 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont’d)

On March 7, 2011, Bezeq’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of Bezeq or its subsidiary with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A3) of the Securities Regulations (Financial Statements Regulations), 2010 (“the Financial Statements Regulations”). These guidelines and regulations, as revised from time to time, are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of Bezeq, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969. The types of transactions set out in the Financial Statements Regulations, the Periodic Report Regulations, and Prospectus Details Regulations will be referred to hereunder as “Interested Party Transactions”. Bezeq will also use these guidelines to assess whether an Interested Party Transaction is a “non-negligible transaction” within the meaning of section 117(2A) of the Companies Law, 1999.

In the reporting year and/or in comparative periods, Bezeq and its subsidiaries entered into negligible transactions, which are not extraordinary transactions, with interested parties in Bezeq (or in which the controlling shareholder has a personal interest), of the types and nature set out below:

1.	Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; television services.

2.	Purchase of devices from Eurocom Group companies (companies owned by the former controlling shareholder of Bezeq or companies controlled by the former controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, and pit covers.

3.	Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges, content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including maintenance of equipment, content development services and communication applications

5.	Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

Note 32 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont’d)

7.	Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities and warehouses; and rental of areas to Eurocom Group companies in properties owned by Bezeq

8.	Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone’s cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

9.	Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by Bezeq.

10.	Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of Bezeq or his relative volunteers as an officer. These contributions are part of Bezeq’s contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in Bezeq’s regular course of business, is carried out in market conditions and has no material effect on Bezeq, shall be deemed negligible if all the following parameters exist:

•	The amount of the transaction does not exceed NIS 10.

•	Bezeq is not required to issue an immediate report for the transaction under Article 36 of the periodic report’s regulations or any other law.

The transaction does not include the terms of the office and employment (as defined in the Companies Law, 1999, (“the Companies Law”) of an interested party or his relative, and does not constitute a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by Bezeq and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of Bezeq but not an officer, as to his employment by Bezeq).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10, as set out above.

Note 32 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont’d)

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported. On February 27, 2020, Bezeq’s audit committee revised the list of types of transactions set out above in accordance with the relevant types of transactions, since the Eurocom Group is no longer the controlling shareholder of Bezeq.

E.	Company’s key management personnel (including directors) compensation:

	Year ended December 31
	2017	2018	2019
	NIS	NIS	NIS

Compensation	2	2	4

Note 33 - Subsequent Events

A.	At the beginning of 2020, the novel coronavirus (COVID 19) broke out globally, which is an event with many implications, including macroeconomic implications (“the Event”). Due to the Event, many countries, including Israel, are taking significant steps in an attempt to contain the virus, such as restrictions on civilian movements, gatherings, restrictions on transportation of passengers and goods, and closing of borders. As a result, the Event and the actions set out above have significant implications for many economies as well as global capital markets.

Subsequently, the Company and Bezeq Group companies are monitoring developments in connection with the Event and assessing potential implications on their business operations. These implications can be reflected (and some have already been reflected as set out below), among other things, in decline in activities of Bezeq Group companies, including the supply chain, customer service system, and repair of malfunctions, employee availability, revenues from the sale of terminal equipment, and revenues from roaming services at Pelephone, as well as a general decline in business activity, resulting in payment problems in some sectors. Regarding the decline in business activity in Israel, it should be noted that some of the implications have already been reflected in some of the Bezeq Group companies during the first quarter of 2020. On the one hand - there is a decline in segments related to tourism (including roaming), hotels, travel, catering, culture and entertainment, and on the other - there is an increase in segments related to government, health, work from home, and households.

As at the approval date of Bezeq’s financial statements, there has been some impairment to these activities, however, at that stage, the Event has not yet affected the financial position and business position of Bezeq Group companies. By nature, this is a fluid Event, which is not under the control of Bezeq Group companies, therefore extensive transmission of the virus and/or the decisions of the State of Israel and authorities in Israel and worldwide may affect the activities accordingly.

The Government of Israel recently initiated a total lockdown in some cities and travel between cities in the country was also heavily restricted. The lockdown or quarantine measures may result in material adverse effects to the operations of the Bezeq Group companies, including customer service, sales, installation of services, deployment, operation and maintenance of networks, if multiple employees and outsource personnel shall be prohibited from attending their positions.

While at this stage we cannot yet be reliably estimate the full effects of the Event due to the uncertainty regarding the duration of the Event, the prolonging of the Event and its associated regulatory financial constraints are likely to have a material adverse effect on the valuation of the Bezeq Group. The Bezeq Group is exploring additional ways to deal with the Event, including reducing their expenses and adjusting their activities to the situation.

Note 33 - Subsequent Events (cont’d)

It should be noted that on March 16, 2020, the Director General of the Ministry of Communications sent a letter on “Providing services during the coronavirus crisis” according to which, among other things, following the Knesset’s declaration of an emergency, the Bezeq Group companies (as well as other communication entities who received the letter) are required to prepare themselves according to the principles listed below, as well as according to the directives of the Ministry of Health that are issued from time to time: engineering and technicians – 100%, services – 50%, headquarters – 30% are deemed to be essentials. Bezeq Group companies are operating accordingly: most of the services and headquarters employees work from home and some of employees are required to take leave. In addition, the Bezeq Group cannot asses the COVID-19 outbreak implications on its operations.

B.	On March 18, 2020, Bezeq’s Board of Directors approved the submission of an application to publish a prospectus for Debentures (Series 11 and 12) that were listed on the TACT-Institutional system and a shelf prospectus based on its financial statements as at December 31, 2019 together with an initial draft of the prospectus. It should be emphasized that as at this date, publication of the prospectus has not yet been approved, and as at the approval date of this report, a decision has not been made to raise funds through the shelf prospectus.

C.	On January 9, 2020, the Company announced the appointment of Tomer Raved as Chief Executive Officer and member of the Board of Directors. Tomer succeeded Ami Barlev, who was the Chief Executive Officer of the Company since January 2019.

D.	On February 13, 2020, the Company held an extraordinary general meeting of the shareholders and approved the following resolutions: (1) An amendment to the articles of association of the Company, in order to comply with the terms of the control permit applicable to the holdings of the Company in Bezeq; and (2) the compensation terms of the new Chief Executive Officer of the Company, Mr. Tomer Raved. Mr. Raved is entitled to a monthly base salary of NIS 94.33 thousands and a one-time grant of options to purchase up to 2,677,362 of our ordinary shares, representing as of the date of his employment agreement, 2.25% of the issued and outstanding share capital of the Company.